   As filed with the Securities and Exchange Commission on November 14, 2014


                                                             File Nos. 333-
                                                                       811-03365


                                 UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM N-4


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [x]


                          Pre-Effective Amendment No.                         []




                         Post-Effective Amendment No.                         []


                                      and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                               Amendment No. 537                             [x]


                        (Check Appropriate Box or Boxes)



                    MetLife Investors USA Separate Account A

                           (Exact Name of Registrant)



                         MetLife Insurance Company USA

                              (Name of Depositor)

                        11225 North Community House Road

                              Charlotte, NC 28277

        (Address of Depositor's Principal Executive Offices) (Zip Code)


               Depositor's Telephone Number, including Area Code

                                 (800) 989-3752


                    (Name and Address of Agent for Service)

                              Eric T. Steigerwalt

                                   President

                         MetLife Insurance Company USA

                        11225 North Community House Road

                              Charlotte, NC 28277


                                   COPIES TO:

                                W. Thomas Conner

                                 Reed Smith LLP

                              1301 K Street, N.W.

                          Washington, D.C. 20005-3373


                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING

  As soon as possible after the effective date of this registration statement.



The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                     TITLE OF SECURITIES BEING REGISTERED

Interest in a separate account under individual flexible premium deferred variable annuity contracts.



This registration statement relates to Registration Statement No. 333-54466.

                         METLIFE INSURANCE COMPANY USA
                   METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 METLIFE INVESTORS USA VARIABLE LIFE ACCOUNT A

                 PROSPECTUS SUPPLEMENT DATED NOVEMBER 17, 2014

   This supplement describes the recent merger involving MetLife Investors USA Insurance Company, the insurer that issued your variable annuity or variable life insurance contract, and what it means for you. The supplement updates certain information contained in, and should be read in conjunction with, the prospectus for your contract. Please read it and keep it with your prospectus for future reference. You may obtain a copy of the prospectus for your contract by writing to MetLife Insurance Company USA, 11225 North Community House Road, Charlotte, NC 28277, or by calling 1-800-343-8496 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

   Effective following the close of business on November 14, 2014, MetLife Investors USA Insurance Company, MetLife Investors Insurance Company and Exeter Reassurance Company, Ltd. were merged into MetLife Insurance Company of Connecticut, and MetLife Insurance Company of Connecticut was then renamed MetLife Insurance Company USA ("MetLife USA"). Simultaneously, MetLife USA changed its domicile from Connecticut to the State of Delaware. Accordingly, all references in your prospectus to MetLife Investors USA Insurance Company are replaced with MetLife USA.

   As a result of the merger, MetLife USA assumed legal ownership of all of the assets of MetLife Investors USA Insurance Company, including the separate accounts listed above and the assets held in the separate accounts. MetLife USA is now responsible for administering your contract and paying any benefits due to you under the contract. In other words, you are now a contract owner of MetLife USA.

   The transfer of your contract to MetLife USA will not impact the administration of your contract. In particular:

   . There are no changes in our obligations or your rights and benefits under your contract as a result of the merger.

   . All of the investment options previously available to you under your contract remain available for investment as of the date of this supplement.

   . MetLife USA will continue to service and maintain your contract in accordance with its terms and there has been no change in the contact information for the administrative offices for your contract.

   . Your account value is not affected by the merger and no charges have been or will be imposed in connection with the merger.

   .   The merger did not result in any federal income tax consequences to you.

THE FOLLOWING REPLACES THE DISCLOSURE IN YOUR PROSPECTUS DESCRIBING METLIFE INVESTORS USA INSURANCE COMPANY:

METLIFE USA

MetLife Insurance Company USA is a stock life insurance company originally chartered in Connecticut in 1863 and currently subject to the laws of the State of Delaware. MetLife USA was previously known as MetLife Insurance Company of Connecticut but changed its name to MetLife Insurance Company USA when it changed its state of domicile from Connecticut to Delaware on November 14, 2014. MetLife USA is licensed to conduct business in all states of the United States, except New York, and in the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers. The company's principal executive offices are located at 11225 North Community House Road, Charlotte, NC 28277.

Prior to November 17, 2014, the contract was issued by MetLife Investors USA Insurance Company (MetLife Investors). On November 14, 2014, following the close of business, MetLife Investors merged into MetLife USA and MetLife USA replaced MetLife Investors as the issuer of the contract.

THE FOLLOWING IS ADDED TO THE FIRST PARAGRAPH OF THE DISCLOSURE IN YOUR PROSPECTUS DESCRIBING THE SEPARATE ACCOUNT THAT HOLDS THE ASSETS UNDERLYING YOUR CONTRACT:

THE SEPARATE ACCOUNT

On November 14, 2014, following the close of business MetLife Investors merged into MetLife USA and the Separate Account became a separate account of MetLife USA.

FINANCIAL INFORMATION

If you would like a copy of the most recent financial statements of the company and the separate account through which your contract was issued, please contact us at the administrative offices for your contract.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                    METLIFE INVESTORS USA INSURANCE COMPANY
                    METLIFE INVESTORS USA SEPARATE ACCOUNT A

                        SUPPLEMENT DATED APRIL 28, 2014
                      TO PROSPECTUSES DATED APRIL 28, 2014

For contracts issued on or after November 13, 2006 (or a later date, subject to state approval), this supplement describes the Annuity Date provision under the contract offered by the selling firm to which your account representative is associated. This supplement applies to the following variable annuity contracts issued by MetLife Investors USA Insurance Company ("we," "us," or "our"): Series VA (offered between March 22, 2001 and October 7, 2011), Series C (offered between September 4, 2001 and October 7, 2011), Series L, and Series XC. This supplement provides information in addition to that contained in the prospectus dated April 28, 2014 for the contract. It should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 11225 North Community House Road, Charlotte, NC 28277 or call us at (800) 343-8496 to request a free copy.

Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the prospectus.

ANNUITY DATE

In the "ANNUITY PAYMENTS (THE INCOME PHASE) - Annuity Date" section of the prospectus, replace the second and third paragraphs with the following:

     When you purchase the contract, the Annuity Date will be the later of the first day of the calendar month after the Annuitant's 90th birthday or ten
     (10) years from the date your contract was issued. You can change or extend the Annuity Date at any time before the Annuity Date with 30 days prior notice to us. However, if you have bought your contract through the selling firm to which your account representative is associated, you cannot extend your Annuity Date to a date beyond age 95 of the Annuitant unless your contract is held through a custodial account, such as an IRA held in a custodial account (see "Other Information - Annuitant" for the definition of Annuitant and permitted changes of the Annuitant).

     PLEASE BE AWARE THAT ONCE YOUR CONTRACT IS ANNUITIZED, YOU ARE INELIGIBLE TO RECEIVE THE DEATH BENEFIT YOU HAVE SELECTED. ADDITIONALLY, IF YOU HAVE ELECTED A LIVING BENEFIT RIDER SUCH AS A GUARANTEED WITHDRAWAL BENEFIT, A GUARANTEED MINIMUM INCOME BENEFIT, OR THE GUARANTEED MINIMUM ACCUMULATION BENEFIT, AND THE RIDER CONTINUES IN EFFECT AT THE TIME OF ANNUITIZATION, ANNUITIZING YOUR CONTRACT TERMINATES THE RIDER, INCLUDING ANY DEATH BENEFIT PROVIDED BY THE RIDER AND ANY GUARANTEED PRINCIPAL ADJUSTMENT (FOR THE LIFETIME WITHDRAWAL GUARANTEE RIDERS, THE GUARANTEED MINIMUM INCOME BENEFIT PLUS RIDERS, AND THE GMIB MAX I RIDER) OR GUARANTEED ACCUMULATION PAYMENT (FOR THE GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER) THAT MAY ALSO BE PROVIDED BY THE RIDER. For a Guaranteed Withdrawal Benefit rider where annuitization must occur no later than age 95 of the Annuitant, there are several annuity income options to choose from during the Income Phase of which you should be aware. See "Living Benefits - Description of the Lifetime Withdrawal Guarantee II - Lifetime Withdrawal Guarantee and Annuitization" and "Living Benefits - Description of the Enhanced Guaranteed Withdrawal Benefit - Enhanced GWB and Annuitization" in the prospectus.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                                                         Telephone: 800-343-8496

                                                                  SUPP-MLFAN0414

                                                   THE VARIABLE ANNUITY CONTRACT

                                                                       ISSUED BY


                                         METLIFE INVESTORS USA INSURANCE COMPANY



                                                                             AND



                                        METLIFE INVESTORS USA SEPARATE ACCOUNT A



                                                                       SERIES XC




                                                                  APRIL 28, 2014




This prospectus describes the flexible premium deferred variable annuity contract offered by MetLife Investors USA Insurance Company (MetLife Investors USA or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans. Currently the contract is not available for new sales.




The annuity contract has 64 investment choices - a Fixed Account that offers an interest rate guaranteed by us, and 63 Investment Portfolios listed below.




The expenses for a contract with a Purchase Payment Credit may be higher than expenses for a contract without a credit. The amount of the Purchase
Payment Credit may be more than offset by the fees and charges associated with the credit. We anticipate the contracts will be profitable for us over the long term.


MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS C OR CLASS E):

     AllianceBernstein Global Dynamic Allocation Portfolio

     Allianz Global Investors Dynamic Multi-Asset Plus Portfolio

     American Funds (Reg. TM) Growth Portfolio (Class C)
     AQR Global Risk Balanced Portfolio
     BlackRock Global Tactical Strategies Portfolio
     BlackRock High Yield Portfolio
     Clarion Global Real Estate Portfolio

     ClearBridge Aggressive Growth Portfolio

     Goldman Sachs Mid Cap Value Portfolio
     Harris Oakmark International Portfolio
     Invesco Balanced-Risk Allocation Portfolio

     Invesco Comstock Portfolio
     Invesco Mid Cap Value Portfolio
         (formerly Lord Abbett Mid Cap Value Portfolio)
     Invesco Small Cap Growth Portfolio
     JPMorgan Core Bond Portfolio

     JPMorgan Global Active Allocation Portfolio
     Loomis Sayles Global Markets Portfolio

     Lord Abbett Bond Debenture Portfolio

     Met/Eaton Vance Floating Rate Portfolio
     Met/Franklin Low Duration Total Return Portfolio
     Met/Templeton International Bond Portfolio*
     MetLife Balanced Plus Portfolio
     MetLife Multi-Index Targeted Risk Portfolio
     MFS (Reg. TM) Emerging Markets Equity Portfolio
     MFS (Reg. TM) Research International Portfolio

     PanAgora Global Diversified Risk Portfolio

     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio
     Pioneer Strategic Income Portfolio (Class E)
     Pyramis (Reg. TM) Government Income Portfolio
     Pyramis (Reg. TM) Managed Risk Portfolio
     Schroders Global Multi-Asset Portfolio
     T. Rowe Price Large Cap Value Portfolio
     T. Rowe Price Mid Cap Growth Portfolio
     Third Avenue Small Cap Value Portfolio


* This portfolio is only available for investment if certain optional riders are elected. (See "Purchase - Investment Allocation and Other Purchase Payment Restrictions for GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I.")

METROPOLITAN SERIES FUND:

     Baillie Gifford International Stock Portfolio (Class B)

     Barclays Aggregate Bond Index Portfolio (Class G)

     BlackRock Money Market Portfolio (Class B)

     Frontier Mid Cap Growth Portfolio (Class B)

     Jennison Growth Portfolio (Class B)
     Met/Artisan Mid Cap Value Portfolio (Class B)
     Met/Dimensional International Small Company Portfolio (Class B) MetLife Mid Cap Stock Index Portfolio (Class G)
     MetLife Stock Index Portfolio (Class B)
     MFS (Reg. TM) Value Portfolio (Class B)
     MSCI EAFE (Reg. TM) Index Portfolio (Class G)
     Neuberger Berman Genesis Portfolio (Class B)
     Russell 2000 (Reg. TM) Index Portfolio (Class G)
     T. Rowe Price Large Cap Growth Portfolio (Class B)
     Van Eck Global Natural Resources Portfolio (Class B)*
     Western Asset Management U.S. Government Portfolio (Class B)

     WMC Core Equity Opportunities Portfolio (Class E)
         (formerly Davis Venture Value Portfolio)



* This portfolio is only available for investment if certain optional riders are elected. (See "Purchase - Investment Allocation and Other Purchase Payment Restrictions for GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I.")




MET INVESTORS SERIES TRUST - ASSET ALLOCATION PORTFOLIOS:


     American Funds (Reg. TM) Moderate Allocation Portfolio
         (Class C)
     American Funds (Reg. TM) Balanced Allocation Portfolio
         (Class C)
     American Funds (Reg. TM) Growth Allocation Portfolio
         (Class C)

     MetLife Asset Allocation 100 Portfolio (Class B)
         (formerly MetLife Aggressive Strategy Portfolio)
     SSgA Growth and Income ETF Portfolio (Class B)
     SSgA Growth ETF Portfolio (Class B)



METROPOLITAN SERIES FUND - ASSET ALLOCATION PORTFOLIOS (CLASS B):

     MetLife Asset Allocation 20 Portfolio
     MetLife Asset Allocation 40 Portfolio
     MetLife Asset Allocation 60 Portfolio
     MetLife Asset Allocation 80 Portfolio



Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors USA Variable Annuity Contract.



To learn more about the MetLife Investors USA Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated April 28, 2014. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 96 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 11225 North Community House Road, Charlotte, NC 28277.


The contracts:


o  are not bank deposits

o  are not FDIC insured

o  are not insured by any federal government agency

o  are not guaranteed by any bank or credit union

o  may be subject to loss of principal


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



April 28, 2014

TABLE OF CONTENTS
                                         PAGE





INDEX OF SPECIAL TERMS..................  5
HIGHLIGHTS..............................  7
FEE TABLES AND EXAMPLES.................  9
1. THE ANNUITY CONTRACT................. 17
     Frequent or Large Transfers........ 17
2. PURCHASE............................. 18
     Purchase Payments.................. 18
     Termination for Low Account Value.. 18
     Allocation of Purchase Payments.... 19
     Investment Allocation Restrictions
       for Certain Riders............... 20
     Purchase Payment Credit............ 23
     Free Look.......................... 24
     Accumulation Units................. 24
     Account Value...................... 24
     Replacement of Contracts........... 24
3. INVESTMENT OPTIONS................... 25
     Investment Portfolios That Are
       Funds-of-Funds................... 27
     Transfers.......................... 28
     Dollar Cost Averaging Programs..... 31
     Three Month Market Entry Program... 32
     Automatic Rebalancing Program...... 32
     Voting Rights...................... 33
     Substitution of Investment Options. 33
4. EXPENSES............................. 33
     Product Charges.................... 33
     Account Fee........................ 35
     Guaranteed Minimum Income
       Benefit - Rider Charge........... 35
     Lifetime Withdrawal Guarantee and
       Guaranteed Withdrawal Benefit -
       Rider Charge..................... 36
     Guaranteed Minimum Accumulation
       Benefit - Rider Charge........... 38
     Withdrawal Charge.................. 38
     Reduction or Elimination of the
       Withdrawal Charge................ 39
     Premium and Other Taxes............ 39
     Transfer Fee....................... 40
     Income Taxes....................... 40
     Investment Portfolio Expenses...... 40
5. ANNUITY PAYMENTS
     (THE INCOME PHASE)................. 40
     Annuity Date....................... 40
     Annuity Payments................... 40
     Annuity Options.................... 41
     Variable Annuity Payments.......... 43


     Fixed Annuity Payments............. 43
6. ACCESS TO YOUR MONEY................. 43
     Systematic Withdrawal Program...... 45
     Suspension of Payments or
       Transfers........................ 45
7. LIVING BENEFITS...................... 45
     Overview of Living Benefit Riders.. 45
     Guaranteed Income Benefits......... 46
     Description of GMIB Plus II........ 47
     Description of GMIB Plus I......... 53
     Description of GMIB II............. 55
     Description of GMIB I.............. 56
     Guaranteed Withdrawal Benefits..... 56
     Description of the Lifetime
       Withdrawal Guarantee II.......... 58
     Description of the Lifetime
       Withdrawal Guarantee I........... 64
     Description of the Enhanced
       Guaranteed Withdrawal Benefit.... 65
     Description of the Guaranteed
       Withdrawal Benefit I............. 70
     Guaranteed Minimum Accumulation
       Benefit.......................... 70
8. PERFORMANCE.......................... 73
9. DEATH BENEFIT........................ 73
     Upon Your Death.................... 73
     Standard Death Benefit - Principal
       Protection....................... 74
     Optional Death Benefit - Annual
       Step-Up.......................... 74
     Optional Death Benefit - Enhanced
       Death Benefit I.................. 75
     Optional Death Benefit -
       Compounded-Plus.................. 78
     Additional Death Benefit -
       Earnings Preservation Benefit.... 78
     General Death Benefit Provisions... 79
     Spousal Continuation............... 80
     Death of the Annuitant............. 80
     Controlled Payout.................. 80
10. FEDERAL INCOME TAX STATUS........... 80
     Non-Qualified Contracts............ 81
     Qualified Contracts................ 84
11. OTHER INFORMATION................... 91
     MetLife Investors USA.............. 91
     The Separate Account............... 91
     Distributor........................ 92
     Selling Firms...................... 92
     Requests and Elections............. 94
     Ownership.......................... 95
     Legal Proceedings.................. 96

  Financial Statements..................  96
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION..................  96
APPENDIX A.............................. A-1
     Condensed Financial Information.... A-1
APPENDIX B.............................. B-1
     Participating Investment
       Portfolios....................... B-1
APPENDIX C.............................. C-1
     EDCA Examples with Multiple
       Purchase Payments................ C-1
APPENDIX D.............................. D-1
     Guaranteed Minimum Income Benefit
       Examples......................... D-1
APPENDIX E.............................. E-1
     Guaranteed Withdrawal Benefit
       Examples......................... E-1
APPENDIX F.............................. F-1
     Death Benefit Examples............. F-1

INDEX OF SPECIAL TERMS

Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.



                                                                         PAGE

Account Value............................................................ 24
Accumulation Phase....................................................... 17
Accumulation Unit........................................................ 24
Annual Benefit Payment............................................ 59 and 66
Annuitant................................................................ 96
Annuity Date............................................................. 40
Annuity Options.......................................................... 41
Annuity Payments......................................................... 40
Annuity Units............................................................ 41
Beneficiary.............................................................. 95
Benefit Base............................................................. 66
Business Day............................................................. 19
Contract Year............................................................ 19
Death Benefit Base....................................................... 75
Fixed Account............................................................ 17
Good Order............................................................... 95
Guaranteed Accumulation Amount........................................... 71
Guaranteed Withdrawal Amount............................................. 67
GWB Withdrawal Rate...................................................... 66
Income Base.............................................................. 47
Income Phase............................................................. 17
Investment Portfolios.................................................... 25
Joint Owners............................................................. 95
Owner.................................................................... 95
Purchase Payment Credit.................................................. 23
Purchase Payment......................................................... 18
Remaining Guaranteed Withdrawal Amount................................... 58
Separate Account......................................................... 91
Total Guaranteed Withdrawal Amount....................................... 58

                      This page intentionally left blank.

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the Owner, and us, the insurance company, where you agree to make at least one Purchase Payment to us and we agree to make a series of Annuity Payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our Fixed Account and the Investment Portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed minimum income benefit (GMIB), a guaranteed withdrawal benefit (GWB), or a guaranteed minimum accumulation benefit (GMAB). We are obligated to pay all money we owe under the contracts, including death benefits, income payments, and amounts due under a GMIB, GWB, or GMAB. Any such amount that exceeds the assets in the Separate Account is paid from our general account, subject to our financial strength and claims-paying ability and our long-term ability to make such payments, and is not guaranteed by any other party. (See "Other Information - The Separate Account.")


As a result of the Purchase Payment Credit feature of this contract, the contract is available only to prospective Owners who are age 80 or younger. We will add a Purchase Payment Credit to your Account Value with respect to your initial Purchase Payment and any subsequent Purchase Payment received by us prior to the contract anniversary immediately following your 81st birthday. The amount of the credit is 4% (an additional 1% credit is added if your total Purchase Payments equal $1 million or more). A portion of certain charges (the mortality and expense charge and the withdrawal charge) assessed under the contract are used to fund the credit.


The contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Income Phase. During the Accumulation Phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the Accumulation Phase, we may assess a withdrawal charge of up to 8%. Certain withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The impact of withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.


The Income Phase occurs when you or a designated payee begin receiving regular Annuity Payments from your contract. You and the Annuitant (the person on whose life we base Annuity Payments) do not have to be the same, unless you purchase a tax qualified contract or elect a GMIB (see "Living Benefits - Guaranteed Income Benefits").


You can have Annuity Payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable Annuity Payments, the amount of the variable Annuity Payments will depend upon the investment performance of the Investment Portfolio(s) you select for the Income Phase. If you choose fixed Annuity Payments, the amount of each payment will not change during the Income Phase.


TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


STATE VARIATIONS. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, age issuance limitations, transfer rights and limitations, the right to reject Purchase Payments, the right to assess transfer fees, requirements for unisex annuity rates, the general availability of certain riders, and the availability of certain features of riders. However, please note that the maximum fees and charges for all features and benefits are set forth in the fee table in this prospectus. This prospectus describes all the material features of the contract. If you would like to review a copy of the contract and any endorsements, contact our Annuity Service Center.


FREE LOOK. You may cancel the contract within 10 days after receiving it (or whatever period is required in your state). If you mail your cancellation request, the request must be postmarked by the appropriate day; if you deliver your cancellation request by hand, it must be received by us by the appropriate day. Unless otherwise required by state law, we will return the Account Value less the adjusted Purchase Payment Credit. The adjusted Purchase Payment Credit is equal to the lesser of: (1) the portion of the Account Value that is attributable to the Purchase Payment Credit; or (2) the total of Purchase Payment Credit(s). This means that you receive any investment gain on the Purchase Payment Credit(s) and MetLife Investors USA bears any loss. We will return your Purchase Payment if required by law.



TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a Non-Qualified Contract during the Accumulation Phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the Income Phase are considered partly a return of your original investment until your investment is returned.


NON-NATURAL PERSONS AS OWNERS. If the Owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral. The Owner of this contract can be a natural person, a trust established for the exclusive benefit of a natural person, a charitable remainder trust or other trust arrangement (if approved by us). The Owner of this contract can also be a Beneficiary of a deceased person's contract that is an Individual Retirement Account or non-qualified deferred annuity. A contract generally may have two Owners (both of whom must be individuals). The contract is not available to corporations or other business organizations, except to the extent an employer is the purchaser of a SEP or SIMPLE IRA contract. Subject to state approval, certain retirement plans qualified under the Internal Revenue Code may purchase the contract. If a non-natural person is the Owner of a Non-Qualified Contract, the distribution on death rules under the Internal Revenue Code may require payment to begin earlier than expected and may impact the usefulness of the living and/or death benefits.


NON-NATURAL PERSONS AS BENEFICIARIES. Naming a non-natural person, such as a trust or estate, as a Beneficiary under the contract will generally eliminate the Beneficiary's ability to stretch the contract or a spousal Beneficiary's ability to continue the contract and the living and/or death benefits.


INQUIRIES. If you need more information, please contact our Annuity Service Center at:


                    MetLife Investors Distribution Company

                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496


ELECTRONIC DELIVERY. As an Owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the Investment Portfolios and other contract related documents.


Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES OF 0% TO 3.5% MAY ALSO BE DEDUCTED.

--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES TABLE



WITHDRAWAL CHARGE (Note 1)              8%
(as a percentage of Purchase Payments)
TRANSFER FEE (Note 2)                   $25
                                        $0 (First 12 per year)

--------------------------------------------------------------------------------









































Note 1. If an amount withdrawn is determined to include the withdrawal of prior Purchase Payments, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses - Withdrawal Charge.")



Number of Complete Years from    Withdrawal Charge
Receipt of Purchase Payment      (% of Purchase Payment)
------------------------------   ------------------------
               0                            8
               1                            8
               2                            8
               3                            7
               4                            6
               5                            5
               6                            4
               7                            3
               8                            2
         9 and thereafter                   0

Note 2. There is no charge for the first 12 transfers in a Contract Year; thereafter the fee is $25 per transfer. MetLife Investors USA is currently waiving the transfer fee, but reserves the right to charge the fee in the future.

THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.

--------------------------------------------------------------------------------


ACCOUNT FEE (Note 1)  $30


SEPARATE ACCOUNT ANNUAL EXPENSES (Note 2)

(referred to as Separate Account Product Charges)

(as a percentage of average Account Value in the Separate Account)



Mortality and Expense Charge                 1.30%
Administration Charge                        0.25%
                                             ----
Total Separate Account Annual Expenses       1.55%
Death Benefit Rider Charges (Optional)
(Note 3)
(as a percentage of average Account
Value in the Separate Account)
Optional Death Benefit - Annual Step-Up      0.20%
Optional Death Benefit - Compounded-Plus     0.35%
Additional Death Benefit - Earnings          0.25%
  Preservation Benefit
Total Separate Account Annual Expenses
Including Highest Charges for Optional       2.15%
  Death Benefits (Note 4)

--------------------------------------------------------------------------------



Note 1. An account fee of $30 is charged on the last day of each Contract Year if the Account Value is less than $50,000. Different policies apply during the Income Phase of the contract. (See "Expenses.")


Note 2. Certain charges and expenses for contracts issued before May 1, 2003, are different. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses.")



Note 3. See below for an additional optional death benefit rider (the Enhanced Death Benefit I), for which the charge is assessed on the Death Benefit Base and deducted annually from the Account Value.



Note 4. This charge is determined by adding the Mortality and Expense Charge, the Administration Charge, the Optional Death Benefit -

Compounded-Plus Charge, and the Additional Death Benefit - Earnings Preservation Benefit Charge.

ADDITIONAL OPTIONAL RIDER CHARGES (Note 1)



GUARANTEED MINIMUM INCOME BENEFIT (GMIB) RIDER
CHARGES
(as a percentage of the Income Base
  (Note 2))
  GMIB Plus II - maximum charge         1.50%
  GMIB Plus II - current charge         1.00%

  GMIB Plus I - maximum charge          1.50%
  GMIB Plus I - current charge          0.80%

  GMIB II and GMIB I                    0.50%

LIFETIME WITHDRAWAL GUARANTEE RIDER CHARGES
(as a percentage of the Total
  Guaranteed Withdrawal Amount (Note 3))
  Lifetime Withdrawal Guarantee II
-----------------------------------------
  Single Life version - maximum charge  1.60%
  Single Life version - current charge  1.25%
  Joint Life version - maximum charge   1.80%
  Joint Life version - current charge   1.50%

  Lifetime Withdrawal Guarantee I
-----------------------------------------
  Single Life version - maximum charge  0.95%
  Single Life version - current charge  0.50%
  Joint Life version - maximum charge   1.40%
  Joint Life version - current charge   0.70%

   -----------------------------------------------------------------------------




Note 1. You may only elect one living benefit rider at a time. The GMIB Plus II rider is the only living benefit rider that the Enhanced Death Benefit I rider may be elected with. Certain rider charges for contracts issued before May 4, 2009 are different. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses.")


Note 2. On the issue date, the Income Base is equal to your initial Purchase Payment. The Income Base is adjusted for subsequent Purchase Payments and withdrawals. See "Living Benefits - Guaranteed Income Benefits" for a definition of the term Income Base. The GMIB Plus II and GMIB Plus I rider charges may increase upon an Optional Step-Up or Optional Reset, but they will not exceed the maximum charges listed in this table. If, at the time your contract was issued, the current rider charge was equal to the maximum rider charge, that rider charge will not increase upon an Optional Step-Up or Optional Reset. (See "Expenses.")


Note 3. The Total Guaranteed Withdrawal Amount is initially set at an amount equal to your initial Purchase Payment. The Total Guaranteed Withdrawal Amount may increase with additional Purchase Payments. See "Living Benefits - Guaranteed Withdrawal Benefits" for a definition of the term Total Guaranteed Withdrawal Amount. The Lifetime Withdrawal Guarantee rider charges may increase upon an Automatic Annual Step-Up, but they will not exceed the maximum charges listed in this table. If, at the time your contract was issued, the current rider charge was equal to the maximum rider charge, that rider charge will not increase upon an Automatic Annual Step-Up. (See "Expenses.")

GUARANTEED WITHDRAWAL BENEFIT RIDER CHARGES
(as a percentage of the Guaranteed
  Withdrawal Amount (Note 4))

  Enhanced Guaranteed Withdrawal         1.00%
  Benefit - maximum charge
  Enhanced Guaranteed Withdrawal         0.55%
  Benefit - current charge

  Guaranteed Withdrawal Benefit I -      0.95%
  maximum charge
  Guaranteed Withdrawal Benefit I -      0.50%
  current charge

GUARANTEED MINIMUM ACCUMULATION BENEFIT
  RIDER CHARGE
  (as a percentage of the Guaranteed     0.75%
  Accumulation Amount (Note 5))

ENHANCED DEATH BENEFIT RIDER CHARGES
  (as a percentage of the Death Benefit
  Base (Note 6))
  Enhanced Death Benefit I - maximum     1.50%
  charge
  Enhanced Death Benefit I (issue age    0.75%
  69 or younger) - current charge
  Enhanced Death Benefit I (issue age    0.95%
  70-75) - current charge

   -----------------------------------------------------------------------------




Note 4. The Guaranteed Withdrawal Amount is initially set at an amount equal to your initial Purchase Payment plus the GWB Bonus Amount. The Guaranteed Withdrawal Amount may increase with additional Purchase Payments. See "Living Benefits - Guaranteed Withdrawal Benefits" for definitions of the terms Guaranteed Withdrawal Amount and GWB Bonus Amount. The Enhanced Guaranteed Withdrawal Benefit and Guaranteed Withdrawal Benefit I rider charges may increase upon an Optional Reset, but they will not exceed the maximum charges listed in this table. If, at the time your contract was issued, the current rider charge was equal to the maximum rider charge, that rider charge will not increase upon an Optional Reset. (See "Expenses.")


Note 5. The Guaranteed Accumulation Amount is initially set at an amount equal to a percentage of your initial Purchase Payment. The Guaranteed Accumulation Amount is adjusted for additional Purchase Payments made during the first 120 days of the contract and for withdrawals. See "Living Benefits - Guaranteed Minimum Accumulation Benefit" for a definition of the term Guaranteed Accumulation Amount.


Note 6. The Death Benefit Base is initially set at an amount equal to your initial Purchase Payment. The Death Benefit Base is adjusted for subsequent Purchase Payments and withdrawals. For a definition of the term Death Benefit Base, see "Death Benefit - Optional Death Benefit - Enhanced Death Benefit I." The Enhanced Death Benefit I rider charge may increase upon an Optional Step-Up, but it will not exceed the maximum charge listed in this table. If, at the time your contract was issued, the current rider charge was equal to the maximum rider charge, that rider charge will not increase upon an Optional Step-Up. (See "Expenses.")

--------------------------------------------------------------------------------

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. CERTAIN INVESTMENT PORTFOLIOS MAY IMPOSE A REDEMPTION FEE IN THE FUTURE. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.




                                         Minimum     Maximum
                                         ----        ----

Total Annual Portfolio Expenses          0.52%       1.90%
(expenses that are deducted from
  Investment Portfolio assets, including




management fees, 12b-1/service fees,
  and other expenses)


--------------------------------------------------------------------------------


FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION - DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES

(as a percentage of the average daily net assets of an Investment Portfolio)


The following table is a summary. For more complete information on Investment Portfolio fees and expenses, please refer to the prospectus for each Investment Portfolio.






                                                                                                                          NET
                                                                                  ACQUIRED     TOTAL     CONTRACTUAL     TOTAL
                                                                                    FUND       ANNUAL      EXPENSE      ANNUAL
                                          MANAGEMENT   12B-1/SERVICE     OTHER    FEES AND   PORTFOLIO     SUBSIDY     PORTFOLIO
                                             FEES           FEES       EXPENSES   EXPENSES    EXPENSES   OR DEFERRAL   EXPENSES
                                         ------------ --------------- ---------- ---------- ----------- ------------- ----------
MET INVESTORS SERIES TRUST
 AllianceBernstein Global Dynamic          0.61%        0.25%          0.03%      0.01%      0.90%       0.02%         0.88%
  Allocation Portfolio
 Allianz Global Investors Dynamic          0.68%        0.25%          0.93%      0.00%      1.86%       0.66%         1.20%
  Multi-Asset Plus Portfolio
 American Funds (Reg. TM) Growth           0.00%        0.55%          0.02%      0.35%      0.92%          -          0.92%
  Portfolio
 AQR Global Risk Balanced Portfolio        0.61%        0.25%          0.04%      0.03%      0.93%       0.02%         0.91%
 BlackRock Global Tactical Strategies      0.66%        0.25%          0.01%      0.14%      1.06%       0.03%         1.03%
  Portfolio
 BlackRock High Yield Portfolio            0.60%        0.25%          0.09%      0.08%      1.02%          -          1.02%
 Clarion Global Real Estate Portfolio      0.60%        0.25%          0.05%      0.00%      0.90%          -          0.90%
 ClearBridge Aggressive Growth Portfolio   0.59%        0.25%          0.02%      0.00%      0.86%       0.00%         0.86%
 Goldman Sachs Mid Cap Value Portfolio     0.71%        0.25%          0.03%      0.00%      0.99%          -          0.99%
 Harris Oakmark International Portfolio    0.77%        0.25%          0.06%      0.00%      1.08%       0.02%         1.06%
 Invesco Balanced-Risk Allocation          0.64%        0.25%          0.04%      0.03%      0.96%       0.03%         0.93%
  Portfolio
 Invesco Comstock Portfolio                0.57%        0.25%          0.02%      0.00%      0.84%       0.02%         0.82%
 Invesco Mid Cap Value Portfolio           0.65%        0.25%          0.05%      0.08%      1.03%       0.02%         1.01%
 Invesco Small Cap Growth Portfolio        0.85%        0.25%          0.02%      0.00%      1.12%       0.02%         1.10%
 JPMorgan Core Bond Portfolio              0.55%        0.25%          0.02%      0.00%      0.82%       0.13%         0.69%
 JPMorgan Global Active Allocation         0.74%        0.25%          0.09%      0.00%      1.08%       0.05%         1.03%
  Portfolio
 Loomis Sayles Global Markets Portfolio    0.70%        0.25%          0.08%      0.00%      1.03%          -          1.03%
 Lord Abbett Bond Debenture Portfolio      0.51%        0.25%          0.03%      0.00%      0.79%          -          0.79%
 Met/Eaton Vance Floating Rate Portfolio   0.60%        0.25%          0.07%      0.00%      0.92%          -          0.92%
 Met/Franklin Low Duration Total Return    0.50%        0.25%          0.05%      0.00%      0.80%       0.03%         0.77%
 Portfolio
 Met/Templeton International Bond          0.60%        0.25%          0.12%      0.00%      0.97%          -          0.97%
  Portfolio
 MetLife Balanced Plus Portfolio           0.24%        0.25%          0.01%      0.42%      0.92%       0.00%         0.92%
 MetLife Multi-Index Targeted Risk         0.18%        0.25%          0.11%      0.22%      0.76%          -          0.76%
  Portfolio
 MFS (Reg. TM) Emerging Markets Equity     0.87%        0.25%          0.15%      0.00%      1.27%       0.01%         1.26%
  Portfolio
 MFS (Reg. TM) Research International      0.68%        0.25%          0.07%      0.00%      1.00%       0.06%         0.94%
  Portfolio
 PanAgora Global Diversified Risk          0.65%        0.25%          0.98%      0.02%      1.90%       0.58%         1.32%
  Portfolio
 PIMCO Inflation Protected Bond            0.47%        0.25%          0.08%      0.00%      0.80%       0.00%         0.80%
  Portfolio
 PIMCO Total Return Portfolio              0.48%        0.25%          0.03%      0.00%      0.76%          -          0.76%
 Pioneer Fund Portfolio                    0.65%        0.25%          0.05%      0.00%      0.95%       0.04%         0.91%
 Pioneer Strategic Income Portfolio        0.57%        0.15%          0.06%      0.00%      0.78%          -          0.78%
 Pyramis (Reg. TM) Government Income       0.42%        0.25%          0.03%      0.00%      0.70%          -          0.70%
  Portfolio
 Pyramis (Reg. TM) Managed Risk            0.45%        0.25%          0.45%      0.46%      1.61%       0.35%         1.26%
  Portfolio
 Schroders Global Multi-Asset Portfolio    0.65%        0.25%          0.10%      0.05%      1.05%          -          1.05%
 T. Rowe Price Large Cap Value Portfolio   0.57%        0.25%          0.02%      0.00%      0.84%          -          0.84%
 T. Rowe Price Mid Cap Growth Portfolio    0.75%        0.25%          0.03%      0.00%      1.03%          -          1.03%
 Third Avenue Small Cap Value Portfolio    0.73%        0.25%          0.03%      0.00%      1.01%       0.02%         0.99%

                                                                                                                          NET
                                                                                  ACQUIRED     TOTAL     CONTRACTUAL     TOTAL
                                                                                    FUND       ANNUAL      EXPENSE      ANNUAL
                                          MANAGEMENT   12B-1/SERVICE     OTHER    FEES AND   PORTFOLIO     SUBSIDY     PORTFOLIO
                                             FEES           FEES       EXPENSES   EXPENSES    EXPENSES   OR DEFERRAL   EXPENSES
                                         ------------ --------------- ---------- ---------- ----------- ------------- ----------
 METROPOLITAN SERIES FUND
 Baillie Gifford International Stock       0.79%        0.25%          0.08%      0.00%      1.12%       0.12%         1.00%
  Portfolio
 Barclays Aggregate Bond Index Portfolio   0.25%        0.30%          0.03%      0.00%      0.58%       0.01%         0.57%
 BlackRock Money Market Portfolio          0.33%        0.25%          0.02%      0.00%      0.60%       0.02%         0.58%
 Frontier Mid Cap Growth Portfolio         0.72%        0.25%          0.03%      0.00%      1.00%       0.01%         0.99%
 Jennison Growth Portfolio                 0.60%        0.25%          0.02%      0.00%      0.87%       0.07%         0.80%
 Met/Artisan Mid Cap Value Portfolio       0.81%        0.25%          0.02%      0.00%      1.08%          -          1.08%
 Met/Dimensional International Small       0.81%        0.25%          0.14%      0.00%      1.20%       0.01%         1.19%
 Company Portfolio
 MetLife Mid Cap Stock Index Portfolio     0.25%        0.30%          0.05%      0.02%      0.62%       0.00%         0.62%
 MetLife Stock Index Portfolio             0.25%        0.25%          0.02%      0.00%      0.52%       0.01%         0.51%
 MFS (Reg. TM) Value Portfolio             0.70%        0.25%          0.02%      0.00%      0.97%       0.14%         0.83%
 MSCI EAFE (Reg. TM) Index Portfolio       0.30%        0.30%          0.10%      0.01%      0.71%       0.00%         0.71%
 Neuberger Berman Genesis Portfolio        0.80%        0.25%          0.03%      0.00%      1.08%       0.01%         1.07%
 Russell 2000 (Reg. TM) Index Portfolio    0.25%        0.30%          0.06%      0.11%      0.72%       0.00%         0.72%
 T. Rowe Price Large Cap Growth            0.60%        0.25%          0.03%      0.00%      0.88%       0.01%         0.87%
  Portfolio
 Van Eck Global Natural Resources          0.78%        0.25%          0.03%      0.01%      1.07%       0.01%         1.06%
  Portfolio
 Western Asset Management U.S.             0.47%        0.25%          0.02%      0.00%      0.74%       0.01%         0.73%
  Government Portfolio
 WMC Core Equity Opportunities Portfolio   0.70%        0.15%          0.02%      0.00%      0.87%       0.11%         0.76%
MET INVESTORS SERIES TRUST -
 ASSET ALLOCATION PORTFOLIOS
 American Funds (Reg. TM) Moderate         0.06%        0.55%          0.01%      0.40%      1.02%          -          1.02%
  Allocation Portfolio
 American Funds (Reg. TM) Balanced         0.06%        0.55%          0.00%      0.42%      1.03%          -          1.03%
  Allocation Portfolio
 American Funds (Reg. TM) Growth           0.06%        0.55%          0.01%      0.43%      1.05%          -          1.05%
  Allocation Portfolio
 MetLife Asset Allocation 100 Portfolio    0.07%        0.25%          0.01%      0.70%      1.03%          -          1.03%
 SSgA Growth and Income ETF Portfolio      0.30%        0.25%          0.01%      0.23%      0.79%          -          0.79%
 SSgA Growth ETF Portfolio                 0.32%        0.25%          0.01%      0.25%      0.83%          -          0.83%
METROPOLITAN SERIES FUND -
 ASSET ALLOCATION PORTFOLIOS
 MetLife Asset Allocation 20 Portfolio     0.09%        0.25%          0.02%      0.52%      0.88%       0.01%         0.87%
 MetLife Asset Allocation 40 Portfolio     0.07%        0.25%          0.01%      0.57%      0.90%          -          0.90%
 MetLife Asset Allocation 60 Portfolio     0.06%        0.25%          0.00%      0.62%      0.93%          -          0.93%
 MetLife Asset Allocation 80 Portfolio     0.06%        0.25%          0.01%      0.66%      0.98%          -          0.98%





The information shown in the table above was provided by the Investment Portfolios and we have not independently verified that information. Net Total Annual Portfolio Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Investment Portfolio's 2014 prospectus. "0.00%" in the Contractual Expense Subsidy or Deferral column indicates that there is such an arrangement in effect for a Investment Portfolio, but that the expenses of the Investment Portfolio are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Investment Portfolio's board of directors or trustees, are not shown.



Certain Investment Portfolios that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Investment Portfolio invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.


THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:



CHART 1. Chart 1 assumes you select the Enhanced Death Benefit I (assuming the maximum 1.50% charge applies in all Contract Years), the Additional Death Benefit - Earnings Preservation Benefit, and the Guaranteed Minimum Income Benefit Plus II rider (assuming the maximum 1.50% charge applies in all Contract Years), which is the most expensive way to purchase the contract.



(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$1,576      (a)$3,017      (a)$4,402      (a)$8,007
    minimum       (b)$1,433      (b)$2,607      (b)$3,754      (b)$6,908


(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:



                              Time Periods
                   1 year        3 years        5 years       10 years
                 ----------   ------------   ------------   ------------
    maximum       (a)$744      (a)$2,268      (a)$3,841      (a)$8,007
    minimum       (b)$601      (b)$1,858      (b)$3,193      (b)$6,908


CHART 2. Chart 2 assumes you do not select optional death benefit riders, a Guaranteed Minimum Income Benefit rider, a Guaranteed Withdrawal Benefit rider, or the Guaranteed Minimum Accumulation Benefit rider, which is the least expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$1,220      (a)$1,926      (a)$2,546      (a)$4,090
    minimum       (b)$1,077      (b)$1,500      (b)$1,843      (b)$2,723


(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:



                              Time Periods
                   1 year        3 years        5 years       10 years
                 ----------   ------------   ------------   ------------
    maximum       (a)$388      (a)$1,177      (a)$1,985      (a)$4,090
    minimum       (b)$245        (b)$751      (b)$1,282      (b)$2,723




The Examples should not be considered a representation of past or future expenses or annual rates of return of any Investment Portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information containing the Accumulation Unit value history appears in Appendix A of this prospectus as well as in the SAI.

1. THE ANNUITY CONTRACT

This prospectus describes the Variable Annuity Contract offered by us.


The variable annuity contract is a contract between you as the Owner, and us, the insurance company, where we promise to pay an income to you, in the form of Annuity Payments, beginning on a designated date that you select. Until you decide to begin receiving Annuity Payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving Annuity Payments, your contract switches to the INCOME PHASE.


The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


The contract is called a variable annuity because you can choose among the Investment Portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the Accumulation Phase depends upon the investment performance of the Investment Portfolio(s) you select. The amount of the Annuity Payments you receive during the Income Phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the Investment Portfolio(s) you select for the Income Phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion. However, there are certain optional features that provide guarantees that can reduce your investment risk (see "Living Benefits").


In most states, the contract also contains a FIXED ACCOUNT (contact your registered representative regarding your state). The Fixed Account is not offered by this prospectus. The Fixed Account offers an interest rate that is guaranteed by us. The minimum interest rate depends on the date your contract is issued but will not be less than 1%. Your registered representative can tell you the current and minimum interest rates that apply. If you select the Fixed Account, your money will be placed with our other general account assets, and the amount of money you are able to accumulate in your contract during the Accumulation Phase depends upon the total interest credited to your contract. The Fixed Account is part of our general account. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account. If you select a fixed Annuity Payment option during the Income Phase, payments are made from our general account assets.


The amount of the Annuity Payments you receive during the Income Phase from a fixed Annuity Payment option of the contract will remain level for the entire Income Phase. (Please see "Annuity Payments (The Income Phase)" for more information.)


As Owner of the contract, you exercise all interests and rights under the contract. You can change the Owner at any time, subject to our underwriting rules (a change of ownership may terminate certain optional riders). The contract may be owned generally by Joint Owners (limited to two natural persons). We provide more information on this under "Other Information - Ownership."



All contract provisions will be interpreted and administered in accordance with the requirements of the Internal Revenue Code (the "Code"). Any Code references to "spouses" include those persons who are married spouses under state law, regardless of sex.



FREQUENT OR LARGE TRANSFERS


We have policies and procedures that attempt to detect frequent transfers in situations where there is potential for pricing inefficiencies and where, therefore, the transfers may adversely affect contract Owners and other persons who have interests in the contracts. We employ various means to monitor transfer activity, such as periodically examining the frequency and size of an Owner's transfers into and out of Investment Portfolios that we believe present the potential for pricing inefficiencies. Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers.


Large transfers may increase brokerage and administrative costs of the Investment Portfolios and may disrupt portfolio management strategy. We do not monitor for large transfers except where a portfolio manager of a particular Investment Portfolio has brought large transfer activity to our attention, including "block transfers" where transfer requests have been submitted on behalf of multiple contract Owners by a third party, such as an investment adviser. When we detect such large trades, we may impose restrictions similar to those described above.


Our policies and procedures on frequent or large transfers are discussed in more detail in "Investment Options - Transfers - Restrictions on Frequent Transfers" and "Investment Options - Transfers - Restrictions on Large Transfers." We may revise these policies and procedures in our sole discretion at any time without prior notice.




2. PURCHASE

As a result of the Purchase Payment Credit feature of this contract, the contract is available only to prospective Owners who are age 80 or younger. (See "Purchase Payment Credit" below.) The maximum issue age for the contract and certain of its riders may be reduced in connection with the offer of the contract through certain broker dealers ("selling firms"). In addition, certain riders may not be available through certain selling firms. You should discuss this with your registered representative.


We reserve the right to reject any application.


PURCHASE PAYMENTS


A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial Purchase Payment is due on the date the contract is issued. You may also be permitted to make subsequent Purchase Payments. Initial and subsequent Purchase Payments are subject to certain requirements. These requirements are explained below. We may restrict your ability to make subsequent Purchase Payments. The manner in which subsequent Purchase Payments may be restricted is discussed below.


GENERAL REQUIREMENTS FOR PURCHASE PAYMENTS. The following requirements apply to initial and subsequent Purchase Payments:


o  The minimum initial Purchase Payment we will accept is $10,000.


o If you want to make an initial Purchase Payment of $1 million or more, or a subsequent Purchase Payment that would cause your total Purchase Payments to exceed $1 million, you will need our prior approval.


o The minimum subsequent Purchase Payment is $500 unless you have elected an electronic funds transfer program approved by us, in which case the minimum subsequent Purchase Payment is $100 per month.


o  We will accept a different amount if required by federal tax law.


o We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")


o We will not accept Purchase Payments made with cash, money orders, or travelers checks.


RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. We may restrict your ability to make subsequent Purchase Payments. We will notify you in advance if we impose restrictions on subsequent Purchase Payments. You and your financial representative should carefully consider whether our ability to restrict subsequent Purchase Payments is consistent with your investment objectives.


o We reserve the right to reject any Purchase Payment and to limit future Purchase Payments. This means that we may restrict your ability to make subsequent Purchase Payments for any reason, subject to applicable requirements in your state. We may make certain exceptions to restrictions on subsequent Purchase Payments in accordance with our established administrative procedures.


o Certain riders have current restrictions on subsequent Purchase Payments that are described in more detail below. For more information, see these subsections below: "Restrictions on Subsequent Purchase Payments - GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I," and "Restrictions on Subsequent Purchase Payments for GMIB I, GMIB Plus I, GWB I, Enhanced GWB, Lifetime Withdrawal Guarantee I, and GMAB."


TERMINATION FOR LOW ACCOUNT VALUE


We may terminate your contract by paying you the Account Value in one sum if, prior to the Annuity Date, you do not make Purchase Payments for two consecutive Contract Years, the total amount of Purchase Payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the Account Value on or after the end of such two year period is less than $2,000. (A CONTRACT YEAR is defined as a one-year period starting on the date the contract is issued and on each contract anniversary thereafter.) Accordingly, no contract will be terminated due solely to negative investment performance. Federal tax law may impose additional restrictions on our right to cancel your Traditional IRA, Roth IRA, SEP, SIMPLE IRA or other Qualified Contract. We will not terminate the contract if it includes a Lifetime Withdrawal Guarantee rider or Guaranteed Minimum Accumulation Benefit rider. In addition, we will not terminate any contract that includes a Guaranteed Withdrawal Benefit or Guaranteed Minimum Income Benefit rider or a guaranteed death benefit if at the time the termination would otherwise occur the Benefit Base/Income Base of the living benefit rider, or the guaranteed amount under any death benefit, is greater than the Account Value. For all other contracts, we reserve the right to exercise this termination provision, subject to obtaining any required regulatory approvals.


ALLOCATION OF PURCHASE PAYMENTS


When you purchase a contract, we will allocate your Purchase Payment to the Fixed Account and/or any of the Investment Portfolios you have selected. You may not choose more than 18 Investment Portfolios (including the Fixed Account) at the time your initial Purchase Payment is allocated. Each allocation must be at least $500 and must be in whole numbers.


We have reserved the right to restrict payments to the Fixed Account if any of the following conditions exist:


o the credited interest rate on the Fixed Account is equal to the guaranteed minimum rate; or


o your Account Value in the Fixed Account equals or exceeds our published maximum for Fixed Account allocation (currently, there is no limit); or


o  a transfer was made out of the Fixed Account within the previous 180 days.


Once we receive your Purchase Payment and the necessary information (or a designee receives a payment and the necessary information in accordance with the designee's administrative procedures), we will issue your contract and allocate your first Purchase Payment within 2 Business Days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A Business Day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information - Requests and Elections.")


We may restrict the investment options available to you if you select certain optional riders. These restrictions are intended to reduce the risk of investment losses that could require us to use our own assets to pay amounts due under the selected optional rider.


If you choose the Guaranteed Minimum Income Benefit Plus II rider, Lifetime Withdrawal Guarantee II rider, or Enhanced Death Benefit I rider, we require you to allocate your Purchase Payments and Account Value as described below under "Investment Allocation and Other Purchase Payment Restrictions for GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I" until the rider terminates.


If you choose the GMIB Plus I rider or the Lifetime Withdrawal Guarantee I rider, until the rider terminates, we require you to allocate your Purchase Payments and Account Value as described in "Living Benefits - Guaranteed Income Benefits - Description of GMIB Plus I" and "Living Benefits - Guaranteed Withdrawal Benefits - Description of Lifetime Withdrawal Guarantee I."



If you choose the Guaranteed Minimum Accumulation Benefit rider, until the rider terminates, we require you to allocate your Purchase Payments and Account Value solely to one Investment Portfolio (see "Living Benefits - Guaranteed Minimum Accumulation Benefit") (you may participate in the EDCA program, subject to restrictions).



If you make additional Purchase Payments, we will allocate them in the same way as your first Purchase Payment unless you tell us otherwise. However, if you make an additional Purchase Payment while an EDCA or Dollar Cost Averaging (DCA) program is in effect, we will not allocate the additional Purchase Payment to the EDCA or DCA program, unless you tell us to do so. Instead, unless you give us other instructions, we will allocate the additional Purchase Payment directly to the same destination Investment Portfolios you selected under the EDCA or DCA program. (See "Investment Options - Dollar Cost Averaging Programs.") You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 Investment Portfolios (including the Fixed Account) at the time you submit a subsequent Purchase Payment. If you wish to allocate the payment to more than 18 Investment Portfolios (including the Fixed Account), we must have your request to allocate future Purchase Payments to more than 18 Investment Portfolios on record before we can apply your subsequent Purchase Payment to your chosen allocation. If there are Joint Owners, unless we are instructed to the contrary, we will accept allocation instructions from either Joint Owner.


INVESTMENT ALLOCATION RESTRICTIONS FOR CERTAIN RIDERS


INVESTMENT ALLOCATION AND OTHER PURCHASE PAYMENT RESTRICTIONS FOR GMIB PLUS II, LIFETIME WITHDRAWAL GUARANTEE II, AND EDB I


ALLOCATION. If you elect the GMIB Plus II, the Lifetime Withdrawal Guarantee II, or the Enhanced Death Benefit I, you must comply with certain investment allocation restrictions. SPECIFICALLY, YOU MUST ALLOCATE ACCORDING TO EITHER
                                                                      ------
(A) OR (B) BELOW:


(A) You must allocate:



o 100% of your Purchase Payments or Account Value among the AllianceBernstein Global Dynamic Allocation Portfolio, Allianz Global Investors Dynamic Multi-Asset Plus Portfolio, American Funds (Reg. TM) Balanced Allocation Portfolio, American Funds (Reg. TM) Moderate Allocation Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, Invesco Balanced-Risk Allocation Portfolio, JPMorgan Global Active Allocation Portfolio, MetLife Asset Allocation 20 Portfolio,
   MetLife Asset Allocation 40 Portfolio, MetLife Asset Allocation 60 Portfolio, MetLife Balanced Plus Portfolio, MetLife Multi-Index Targeted Risk Portfolio, PanAgora Global Diversified Risk Portfolio, Pyramis (Reg.
   TM) Managed Risk Portfolio, Schroders Global Multi-Asset Portfolio, SSgA Growth and Income ETF Portfolio, BlackRock Money Market Portfolio, and/or the Fixed Account (you may also allocate Purchase Payments to the EDCA program, provided that your destination portfolios are one or more of the above listed Investment Portfolios; you may not allocate Purchase Payments to the Dollar Cost Averaging program).


For contracts issued based on applications and necessary information received at our Annuity Service Center in Good Order before the close of the New York Stock Exchange on May 1, 2009, the following Investment Portfolios are also available under option (A): the MetLife Asset Allocation 80 Portfolio, American Funds (Reg. TM) Growth Allocation Portfolio, and SSgA Growth ETF Portfolio.



OR


(B) You must allocate:


o AT LEAST 30% of Purchase Payments or Account Value to Platform 1 portfolios and/or to the Fixed Account;


o  UP TO 70% of Purchase Payments or Account Value to Platform 2 portfolios;


o  UP TO 15% of Purchase Payments or Account Value to Platform 3 portfolios;
   and


o  UP TO 15% of Purchase Payments or Account Value to Platform 4 portfolios.


For contracts issued based on applications and necessary information received at our Annuity Service Center in Good Order before the close of the New York Stock Exchange on May 1, 2009, the following invesment allocation restrictions apply under option (B): you must allocate at least 15% of Purchase Payments or
                                          ------------
Account Value to Platform 1 portfolios and/or to the Fixed Account and you may allocate up to 85% of Purchase Payments or Account Value to Platform 2
         ---------
portfolios (the percentages for Platforms 3 and 4 are the same as those listed above).


(See the "EDCA" section below for information on allocating Purchase Payments to the EDCA account under option (B). You may not allocate Purchase Payments to the Dollar Cost Averaging program under option (B).)


The investment options in each Platform are:


Platform 1
----------


     Fixed Account
     Barclays Aggregate Bond Index Portfolio
     BlackRock Money Market Portfolio
     JPMorgan Core Bond Portfolio
     Met/Franklin Low Duration Total Return Portfolio
     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     Pyramis (Reg. TM) Government Income Portfolio
     Western Asset Management U.S. Government Portfolio


Platform 2
----------


     AllianceBernstein Global Dynamic Allocation Portfolio

     Allianz Global Investors Dynamic Multi-Asset Plus Portfolio

     American Funds (Reg. TM) Balanced Allocation Portfolio
     American Funds (Reg. TM) Growth Allocation Portfolio

     American Funds (Reg. TM) Growth Portfolio
     American Funds (Reg. TM) Moderate Allocation Portfolio
     AQR Global Risk Balanced Portfolio
     Baillie Gifford International Stock Portfolio
     BlackRock Global Tactical Strategies Portfolio
     BlackRock High Yield Portfolio

     ClearBridge Aggressive Growth Portfolio

     Harris Oakmark International Portfolio
     Invesco Balanced-Risk Allocation Portfolio

     Invesco Comstock Portfolio

     Jennison Growth Portfolio
     JPMorgan Global Active Allocation Portfolio
     Loomis Sayles Global Markets Portfolio
     Lord Abbett Bond Debenture Portfolio

     MetLife Asset Allocation 20 Portfolio
     MetLife Asset Allocation 40 Portfolio
     MetLife Asset Allocation 60 Portfolio
     MetLife Asset Allocation 80 Portfolio
     MetLife Asset Allocation 100 Portfolio
     MetLife Balanced Plus Portfolio

     MetLife Multi-Index Targeted Risk Portfolio
     MetLife Stock Index Portfolio
     MFS (Reg. TM) Research International Portfolio
     MFS (Reg. TM) Value Portfolio
     MSCI EAFE (Reg. TM) Index Portfolio

     PanAgora Global Diversified Risk Portfolio

     Pioneer Fund Portfolio
     Pioneer Strategic Income Portfolio
     Pyramis (Reg. TM) Managed Risk Portfolio
     Schroders Global Multi-Asset Portfolio
     SSgA Growth and Income ETF Portfolio
     SSgA Growth ETF Portfolio
     T. Rowe Price Large Cap Growth Portfolio
     T. Rowe Price Large Cap Value Portfolio

     WMC Core Equity Opportunities Portfolio



Platform 3
----------


     Frontier Mid Cap Growth Portfolio
     Goldman Sachs Mid Cap Value Portfolio

     Invesco Mid Cap Value Portfolio

     Met/Artisan Mid Cap Value Portfolio
     MetLife Mid Cap Stock Index Portfolio
     T. Rowe Price Mid Cap Growth Portfolio


Platform 4
----------


     Clarion Global Real Estate Portfolio
     Invesco Small Cap Growth Portfolio
     Met/Dimensional International Small Company Portfolio
     Met/Eaton Vance Floating Rate Portfolio
     Met/Templeton International Bond Portfolio
     MFS (Reg. TM) Emerging Markets Equity Portfolio
     Neuberger Berman Genesis Portfolio
     Russell 2000 (Reg. TM) Index Portfolio
     Third Avenue Small Cap Value Portfolio
     Van Eck Global Natural Resources Portfolio


YOUR PURCHASE PAYMENTS AND TRANSFER REQUESTS MUST BE ALLOCATED IN ACCORDANCE WITH THE ABOVE LIMITATIONS. WE WILL REJECT ANY PURCHASE PAYMENTS OR TRANSFER REQUESTS THAT DO NOT COMPLY WITH THE ABOVE LIMITATIONS.


Certain selling firms do not offer option (B) at the time your initial Purchase Payment is allocated. Please contact our Annuity Service Center if you wish to change your allocation selection to option (B).


We determine whether an investment option is classified as Platform 1, Platform 2, Platform 3 or Platform 4. We may determine or change the classification of an investment option in the event that an investment option is added, deleted, substituted, merged or otherwise reorganized. You will not be required to reallocate Purchase Payments or Account Value that you allocated to an investment option before we changed its classification, unless you make a new Purchase Payment or request a transfer among investment options (other than pursuant to rebalancing and Enhanced Dollar Cost Averaging programs in existence at the time the classification of the investment option changed). If you make a new Purchase Payment or request a transfer among investment options, you will be required to take the new classification into account in the allocation of your entire Account Value. We will provide you with prior written notice of any changes in classification of investment options.

REBALANCING. If you choose to allocate according to (B) above, we will rebalance your Account Value on a quarterly basis based on your most recent allocation of Purchase Payments that complies with the allocation limitations described above. We will also rebalance your Account Value when we receive a subsequent Purchase Payment that is accompanied by new allocation instructions (in addition to the quarterly rebalancing). We will first rebalance your Account Value on the date that is three months from the rider issue date; provided however, if a quarterly rebalancing date occurs on the 29th, 30th or 31st of a month, we will instead rebalance on the 1st day of the following month. We will subsequently rebalance your Account Value on each quarter thereafter on the same day. In addition, if a quarterly rebalancing date is not a Business Day, the reallocation will occur on the next Business Day. Withdrawals from the contract will not result in rebalancing on the date of withdrawal.


The rebalancing requirement described above does not apply if you choose to allocate according to (A) above.


SUBSEQUENT PURCHASE PAYMENTS. Subsequent Purchase Payments must be allocated in accordance with the above limitations. When allocating according to (B) above, it is important to remember that the entire Account Value will be immediately reallocated according to any new allocation instructions that accompany a subsequent Purchase Payment, if the new allocation instructions differ from those previously received for the contract. Allocating according to (B) does not permit you to specify different allocations for individual Purchase Payments. Due to the rebalancing and reallocation requirements of (B), the entire account will be immediately reallocated according to the most recently provided allocation instructions.


Example:
-------


   Your Account Value is $100,000 and allocated 70% to the Pioneer Fund Portfolio and 30% to the PIMCO Total Return Portfolio using Option B of the Portfolio Flexibility Program. You make a subsequent Purchase Payment of $5,000 and provide instructions to allocate 100% of that payment to the BlackRock Money Market Portfolio. As a result of the new allocation instructions, your entire Account Value of $105,000 will then be reallocated to the BlackRock Money Market Portfolio.


EDCA. If you choose to allocate according to (B) above and you choose to allocate a Purchase Payment to the EDCA account, that entire Purchase Payment must be allocated only to the EDCA account. Any transfer from an EDCA account must be allocated in accordance with the limitations described under (B) above. In addition, if you made previous Purchase Payments before allocating a Purchase Payment to the EDCA account, all transfers from an EDCA account must be allocated to the same investment options as your most recent allocations for Purchase Payments.


CHANGING PURCHASE PAYMENT ALLOCATION INSTRUCTIONS. You may change your Purchase Payment allocation instructions under (B) above at any time by providing notice to us, at our Annuity Service Center, or by any other method acceptable to us, provided that such instructions comply with the allocation limits described above. If you provide new allocation instructions for Purchase Payments and if these instructions conform to the allocation limits described under (B) above, then we will rebalance in accordance with the revised allocation instructions. Any future Purchase Payment, EDCA account transfer and quarterly rebalancing allocations will be automatically updated in accordance with these new instructions.


TRANSFERS. Please note that any transfer request must result in an Account Value that meets the allocation limits described above. Any transfer request will not cause your allocation instructions to change unless you provide us with a separate instruction at the time of transfer.


RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTSGMIB PLUS II, LIFETIME WITHDRAWAL GUARANTEE II, AND EDB I


CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. If applicable in your state and except as noted below, until further notice we will not accept subsequent Purchase Payments from you after the close of the New York Stock Exchange on August 17, 2012 if your contract was issued with one or more of the following riders: GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I. You still will be permitted to transfer Account Value among the Investment Portfolios available with your contract and rider. If subsequent Purchase Payments will be permitted in the future, we will notify you in writing, in advance of the date the restriction will end.


We will permit you to make a subsequent Purchase Payment when either of the following conditions apply to your contract: (a) your Account Value is below the minimum described in the "Purchase - Termination for Low Account Value" section; or (b) the rider charge is greater than your Account Value.


In addition, for IRAs (including annuity contracts held under Custodial IRAs), we will permit subsequent Purchase Payments up to your applicable annual IRS limits, provided the subsequent Purchase Payment is not in the form of a transfer or rollover from another tax-qualified plan or tax-qualified investment. We will permit subsequent Purchase Payments for Qualified Contracts (other than IRAs and annuity contracts held under Custodial IRAs), provided the subsequent Purchase Payment is not in the form of a transfer or rollover from another tax-qualified plan.


If your contract was issued in one of the following states, this restriction
----------------------------------------------------------------------------
does not apply and you may continue to make subsequent Purchase Payments at
--------------
this time: Connecticut, Florida, Massachusetts, Maryland, Minnesota, New Jersey, Oregon, Pennsylvania, Texas, Utah, or Washington.


RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS FOR GMIB I, GMIB PLUS I, GWB I, ENHANCED GWB, LIFETIME WITHDRAWAL GUARANTEE I, AND GMAB


CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. If applicable in your state and except as noted below, until further notice we will not accept subsequent Purchase Payments from you after the close of the New York Stock Exchange on August 17, 2012 if your contract was issued with one of the following optional riders: GMIB I, GMIB Plus I, GWB I, Enhanced GWB, Lifetime Withdrawal Guarantee I, and GMAB. You still will be permitted to transfer Account Value among the Investment Portfolios available with your contract and rider. If subsequent Purchase Payments will be permitted in the future, we will notify you in writing, in advance of the date the restriction will end.


We will permit you to make a subsequent Purchase Payment when either of the following conditions apply to your contract: (a) your Account Value is below the minimum described in the "Purchase - Termination for Low Account Value" section; or (b) the rider charge is greater than your Account Value.


In addition, for IRAs (including annuity contracts held under Custodial IRAs), we will permit subsequent Purchase Payments up to your applicable annual IRS limits, provided the subsequent Purchase Payment is not in the form of a transfer or rollover from another tax-qualified plan or tax-qualified investment. We will permit subsequent Purchase Payments for Qualified Contracts (other than IRAs and annuity contracts held under Custodial IRAs), provided the subsequent Purchase Payment is not in the form of a transfer or rollover from another tax-qualified plan.


If your contract was issued in one of the following states, this restriction
----------------------------------------------------------------------------
does not apply and you may continue to make subsequent Purchase Payments at
--------------
this time: Connecticut, Florida, Massachusetts, Maryland, Minnesota, New Jersey, Oregon, Pennsylvania, Texas, Utah, or Washington.


PURCHASE PAYMENT CREDIT


Your Account Value will be credited with an additional amount (PURCHASE PAYMENT CREDIT) with respect to your initial Purchase Payment and each subsequent Purchase Payment received by us prior to the contract anniversary immediately following your 81st birthday (if Joint Owners are named, the age of the older Joint Owner will apply, and if a non-natural person owns the contract, then the Annuitant's age will apply).


The Purchase Payment Credit is an amount equal to 4% of the Purchase Payment. For contracts with Purchase Payments of $1,000,000 or more, the amount of the credit increases to 5%. The additional 1% credit will not be applied retroactively (which means that the additional 1% credit will only be applied to the payment that brings your total Purchase Payments to the $1,000,000 level and all subsequent payments). From time to time, we may offer promotional programs with higher Purchase Payment Credit rates that apply to contracts issued between specified dates. If your contract is issued during such a program, the amount of the Purchase Payment Credit you receive is determined by the terms of the program that was in effect when your contract was issued.


You should know that over time and under certain circumstances (such as withdrawal when a withdrawal charge applies, or after an extended period of poor market performance) the costs associated with this product may exceed the Purchase Payment Credit amount and any related earnings.


If you exercise the free-look provision, MetLife Investors USA will take back the Purchase Payment Credit(s) as described below.


Each Purchase Payment Credit will be allocated to the contract in the same proportion as the applicable Purchase

Payment. All Purchase Payment Credits are treated as earnings under the contract.


FREE LOOK


If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or the period required in your state). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. Unless otherwise required by state law, we will return the Account Value less the adjusted Purchase Payment Credits. The adjusted Purchase Payment Credits are equal to the lesser of: (1) the portion of the Account Value that is attributable to the Purchase Payment Credits, or
(2) the total of Purchase Payment Credit(s). This means that you receive any investment gain on the Purchase Payment Credit(s) and MetLife Investors USA bears any loss. In certain states, we are required to give you back your Purchase Payment if you decide to cancel your contract during the free look period.


ACCUMULATION UNITS


The portion of your Account Value allocated to the Separate Account will go up or down depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of this portion of your Account Value, we use a unit of measure we call an ACCUMULATION UNIT. (An Accumulation Unit works like a share of a mutual fund.)


Every Business Day as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), we determine the value of an Accumulation Unit for each of the Investment Portfolios by multiplying the Accumulation Unit value for the immediately preceding Business Day by a factor for the current Business Day. The factor is determined by:


1) dividing the net asset value per share of the Investment Portfolio at the end of the current Business Day, plus any dividend or capital gains per share declared on behalf of the Investment Portfolio as of that day, by the net asset value per share of the Investment Portfolio for the previous Business Day, and


2)   multiplying it by one minus the Separate Account product charges
     (including any rider charge for the Annual Step-Up Death Benefit, the Compounded-Plus Death Benefit, and/or the Additional Death Benefit-Earnings Preservation Benefit) for each day since the last Business Day and any charges for taxes.


The value of an Accumulation Unit may go up or down from day to day.


When you make a Purchase Payment, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to an Investment Portfolio by the value of the Accumulation Unit for that Investment Portfolio.


Purchase Payments and transfer requests are credited to a contract on the basis of the Accumulation Unit value next determined after receipt of a Purchase Payment or transfer request. Purchase Payments or transfer requests received before the close of the New York Stock Exchange will be credited to your
------
contract that day, after the New York Stock Exchange closes. Purchase Payments or transfer requests received after the close of the New York Stock Exchange,
                              -----
or on a day when the New York Stock Exchange is not open, will be treated as received on the next day the New York Stock Exchange is open (the next Business
Day).


EXAMPLE:


   On Monday we receive an additional Purchase Payment of $5,000 from you before 4:00 p.m. Eastern Time. We add an additional $200 to your contract as a Purchase Payment Credit. You have told us you want this to go to the
   T. Rowe Price Large Cap Value Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an Accumulation Unit for the T. Rowe Price Large Cap Value Portfolio is $12.50. We then divide $5,200 by $12.50 and credit your contract on Monday night with 416 Accumulation Units for the T. Rowe Price Large Cap Value Portfolio.


ACCOUNT VALUE


ACCOUNT VALUE is equal to the sum of your interests in the Investment Portfolios, the Fixed Account, and the EDCA account. Your interest in each Investment Portfolio is determined by multiplying the number of Accumulation Units for that portfolio by the value of the Accumulation Unit.


REPLACEMENT OF CONTRACTS


Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. If you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract. Other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.


Series XC is not available to Purchase Payments that consist of money exchanged or transferred from other annuities issued by us or our affiliates.




3. INVESTMENT OPTIONS


The contract offers 63 INVESTMENT PORTFOLIOS, which are listed below. Additional Investment Portfolios may be available in the future.



YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS USA INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP:// WWW.SEC.GOV. APPENDIX B CONTAINS A SUMMARY OF ADVISERS, SUBADVISERS, AND INVESTMENT OBJECTIVES FOR EACH INVESTMENT PORTFOLIO.


The investment objectives and policies of certain of the Investment Portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.


Shares of the Investment Portfolios may be offered to insurance company Separate Accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various Owners participating in, and the interests of qualified plans investing in the Investment Portfolios may conflict. The Investment Portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.


CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an Investment Portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the Investment Portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Investment Portfolio assets. Contract Owners, through their indirect investment in the Investment Portfolios, bear the costs of these advisory fees (see the Investment Portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Investment Portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%.


Additionally, an investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an Investment Portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.


We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Investment Portfolios. We will benefit accordingly from assets allocated to the Investment Portfolios to the extent they result in profits to the adviser. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the Investment Portfolios and the Statement of Additional Information for the Investment Portfolios for information on the management fees paid by the adviser to the subadvisers.)


Certain Investment Portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Investment Portfolio's 12b-1 Plan, if any, is described in more detail in the Investment Portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an Investment Portfolio's 12b-1 Plan decrease the Investment Portfolio's investment return.



We select the Investment Portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Portfolio's adviser or subadviser is one of our affiliates or whether the Investment Portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment adviser are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Investment Portfolios periodically and may remove an Investment Portfolio or limit its availability to new Purchase Payments and/or transfers of Account Value if we determine that the Investment Portfolio no longer meets one or more of the selection criteria, and/or if the Investment Portfolio has not attracted significant allocations from contract Owners. In some cases, we have included Investment Portfolios based on recommendations made by selling firms. These selling firms may receive payments from the Investment Portfolios they recommend and may benefit accordingly from the allocation of Account Value to such Investment Portfolios.



WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.


We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series (Reg. TM). (See "Other Information - Distributor.")



MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS C OR CLASS E)

Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors USA, is the investment manager of Met Investors Series Trust. MetLife Advisers has engaged subadvisers to provide investment advice for the individual Investment Portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class C or Class E portfolios are available under the contract:


     AllianceBernstein Global Dynamic Allocation Portfolio

     Allianz Global Investors Dynamic Multi-Asset Plus Portfolio

     American Funds (Reg. TM) Growth Portfolio (Class C)
     AQR Global Risk Balanced Portfolio
     BlackRock Global Tactical Strategies Portfolio
     BlackRock High Yield Portfolio
     Clarion Global Real Estate Portfolio

     ClearBridge Aggressive Growth Portfolio

     Goldman Sachs Mid Cap Value Portfolio
     Harris Oakmark International Portfolio
     Invesco Balanced-Risk Allocation Portfolio

     Invesco Comstock Portfolio
     Invesco Mid Cap Value Portfolio
         (formerly Lord Abbett Mid Cap Value Portfolio)
     Invesco Small Cap Growth Portfolio
     JPMorgan Core Bond Portfolio

     JPMorgan Global Active Allocation Portfolio
     Loomis Sayles Global Markets Portfolio

     Lord Abbett Bond Debenture Portfolio

     Met/Eaton Vance Floating Rate Portfolio
     Met/Franklin Low Duration Total Return Portfolio
     Met/Templeton International Bond Portfolio*

     MetLife Balanced Plus Portfolio
     MetLife Multi-Index Targeted Risk Portfolio
     MFS (Reg. TM) Emerging Markets Equity Portfolio
     MFS (Reg. TM) Research International Portfolio

     PanAgora Global Diversified Risk Portfolio

     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio
     Pioneer Strategic Income Portfolio (Class E)
     Pyramis (Reg. TM) Government Income Portfolio
     Pyramis (Reg. TM) Managed Risk Portfolio
     Schroders Global Multi-Asset Portfolio
     T. Rowe Price Large Cap Value Portfolio
     T. Rowe Price Mid Cap Growth Portfolio
     Third Avenue Small Cap Value Portfolio


* This portfolio is only available for investment if certain optional riders are elected. (See "Purchase - Investment Allocation and Other Purchase Payment Restrictions for GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I.")



METROPOLITAN SERIES FUND



Metropolitan Series Fund is a mutual fund with multiple portfolios. MetLife Advisers is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual Investment Portfolios. (See Appendix B for the names of the subadvisers.) The following portfolios are available under the contract:



     Baillie Gifford International Stock Portfolio (Class B)

     Barclays Aggregate Bond Index Portfolio (Class G)

     BlackRock Money Market Portfolio (Class B)

     Frontier Mid Cap Growth Portfolio (Class B)

     Jennison Growth Portfolio (Class B)
     Met/Artisan Mid Cap Value Portfolio (Class B)
     Met/Dimensional International Small Company Portfolio (Class B) MetLife Mid Cap Stock Index Portfolio (Class G)
     MetLife Stock Index Portfolio (Class B)
     MFS (Reg. TM) Value Portfolio (Class B)
     MSCI EAFE (Reg. TM) Index Portfolio (Class G)
     Neuberger Berman Genesis Portfolio (Class B)
     Russell 2000 (Reg. TM) Index Portfolio (Class G)
     T. Rowe Price Large Cap Growth Portfolio (Class B)
     Van Eck Global Natural Resources Portfolio (Class B)*
     Western Asset Management U.S. Government Portfolio (Class B)

     WMC Core Equity Opportunities Portfolio (Class E)
         (formerly Davis Venture Value Portfolio)



* This portfolio is only available for investment if certain optional riders are elected. (See "Purchase - Investment Allocation and Other Purchase Payment Restrictions for GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I.")


MET INVESTORS SERIES TRUST - ASSET ALLOCATION PORTFOLIOS


In addition to the portfolios listed above under Met Investors Series Trust, the following portfolios are available under the contract:



     American Funds (Reg. TM) Moderate Allocation Portfolio
         (Class C)
     American Funds (Reg. TM) Balanced Allocation Portfolio
         (Class C)
     American Funds (Reg. TM) Growth Allocation Portfolio
         (Class C)

     MetLife Asset Allocation 100 Portfolio (Class B)
         (formerly MetLife Aggressive Strategy Portfolio)
     SSgA Growth and Income ETF Portfolio (Class B)
     SSgA Growth ETF Portfolio (Class B)



METROPOLITAN SERIES FUND - ASSET ALLOCATION PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Metropolitan Series Fund, the following Class B portfolios are available under the contract:


     MetLife Asset Allocation 20 Portfolio
     MetLife Asset Allocation 40 Portfolio
     MetLife Asset Allocation 60 Portfolio
     MetLife Asset Allocation 80 Portfolio



INVESTMENT PORTFOLIOS THAT ARE FUNDS-OF-FUNDS


The following Investment Portfolios available within Met Investors Series Trust are "funds of funds":


     American Funds (Reg. TM) Balanced Allocation Portfolio
     American Funds (Reg. TM) Growth Allocation Portfolio
     American Funds (Reg. TM) Moderate Allocation Portfolio
     BlackRock Global Tactical Strategies Portfolio

     MetLife Asset Allocation 20 Portfolio
     MetLife Asset Allocation 40 Portfolio
     MetLife Asset Allocation 60 Portfolio
     MetLife Asset Allocation 80 Portfolio
     MetLife Asset Allocation 100 Portfolio
     MetLife Balanced Plus Portfolio

     MetLife Multi-Index Targeted Risk Portfolio
     Pyramis (Reg. TM) Managed Risk Portfolio
     SSgA Growth and Income ETF Portfolio
     SSgA Growth ETF Portfolio


"Fund of funds" Investment Portfolios invest substantially all of their assets in other portfolios or, with respect to the SSgA Growth and Income ETF Portfolio and the SSgA Growth ETF Portfolio, other exchange-traded funds ("Underlying ETFs"). Therefore, each of these Investment Portfolios will bear its pro rata share of the fees and expenses incurred by the underlying portfolios or

Underlying ETFs in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the fund of funds Investment Portfolios. The expense levels will vary over time, depending on the mix of underlying portfolios or Underlying ETFs in which the fund of funds Investment Portfolio invests. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios and Underlying ETFs instead of investing in the fund of funds Investment Portfolios, if such underlying portfolios or Underlying ETFs are available under the contract. However, no Underlying ETFs and only some of the underlying portfolios are available under the contract.


TRANSFERS


GENERAL. You can transfer a portion of your Account Value among the Fixed Account and the Investment Portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of frequent or large transfers, or other transfers we determine are or would be to the disadvantage of other contract Owners. (See "Restrictions on Frequent Transfers" and "Restrictions on Large Transfers" below.) We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the Investment Portfolio or Fixed Account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


You can make a transfer to or from any Investment Portfolio or the Fixed Account, subject to the limitations below. All transfers made on the same Business Day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the Business Day. The following apply to any transfer:


o Your request for transfer must clearly state which Investment Portfolio(s) or the Fixed Account are involved in the transfer.


o  Your request for transfer must clearly state how much the transfer is for.


o The minimum amount you can transfer is $500 from an Investment Portfolio, or your entire interest in the Investment Portfolio, if less (this does not apply to pre-scheduled transfer programs).


o The minimum amount that may be transferred from the Fixed Account is $500, or your entire interest in the Fixed Account. Transfers out of the Fixed Account during the Accumulation Phase are limited to the greater of: (a) 25% of the Fixed Account value at the beginning of the Contract Year, or
   (b) the amount transferred out of the Fixed Account in the prior Contract Year. Currently we are not imposing these restrictions on transfers out of the Fixed Account, but we have the right to reimpose them at any time. You should be aware that, if transfer restrictions are imposed, it may take a while (even if you make no additional Purchase Payments or transfers into the Fixed Account) to make a complete transfer of your Account Value from the Fixed Account. When deciding whether to invest in the Fixed Account it is important to consider whether the transfer restrictions fit your risk tolerance and time horizon.


o You may not make a transfer to more than 18 Investment Portfolios (including the Fixed Account) at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 Investment Portfolios (including the Fixed Account) may be made by calling or writing our Annuity Service Center.


o If you have elected to add the GMIB Plus I, GMIB Plus II, Lifetime Withdrawal Guarantee I, Lifetime Withdrawal Guarantee II, or Enhanced Death Benefit I rider to your contract, you may only make transfers between certain Investment Portfolios. Please refer to the sections "Purchase-Allocation of Purchase Payments" and "Purchase-Investment Allocation Restrictions for Certain Riders."



o If you have elected to add the Guaranteed Minimum Accumulation Benefit rider to your contract, you may not transfer out of the Investment Portfolio you chose at issue until the rider terminates. Please refer to the section "Living Benefits-Guaranteed Minimum Accumulation Benefit."



During the Accumulation Phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another Investment Portfolio). In such a case, the redemption order would be processed at the source Investment Portfolio's next determined Accumulation Unit value. However, the purchase of the new Investment Portfolio would be effective at the next determined Accumulation Unit value for the new Investment Portfolio only after we receive the proceeds from the source Investment Portfolio, or we otherwise receive cash on behalf of the source Investment Portfolio.


For transfers during the Accumulation Phase, we have reserved the right to restrict transfers to the Fixed Account if any one of the following conditions exist:


o the credited interest rate on the Fixed Account is equal to the guaranteed minimum rate; or


o your Account Value in the Fixed Account equals or exceeds our published maximum for Fixed Account allocation (currently, there is no limit); or


o  a transfer was made out of the Fixed Account within the previous 180 days.


During the Income Phase, you cannot make transfers from a fixed Annuity Payment option to the Investment Portfolios. You can, however, make transfers during the Income Phase from the Investment Portfolios to a fixed Annuity Payment option and among the Investment Portfolios.


TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a Joint Owner, unless we are instructed otherwise, we will accept instructions from either you or the other Owner. (See "Other Information - Requests and Elections.")


All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the Business Day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), or on a day when the New York Stock Exchange is not open, to be received on the next day the New York Stock Exchange is open (the next Business Day).


PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost Averaging, Three Month Market Entry and Automatic Rebalancing Programs.


RESTRICTIONS ON FREQUENT TRANSFERS. Frequent requests from contract Owners to transfer Account Value may dilute the value of an Investment Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Frequent transfers involving arbitrage trading may adversely affect the long-term performance of the Investment Portfolios, which may in turn adversely affect contract Owners and other persons who may have an interest in the contracts (E.G., Annuitants and Beneficiaries).


We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Portfolios (i.e., the Baillie Gifford International Stock Portfolio, BlackRock High Yield Portfolio, Clarion Global Real Estate Portfolio, Harris Oakmark International Portfolio, Invesco Small Cap Growth Portfolio, Loomis Sayles Global Markets Portfolio, Lord Abbett Bond Debenture Portfolio, Met/Eaton Vance Floating Rate Portfolio, Met/Dimensional International Small Company Portfolio, Met/Templeton International Bond Portfolio, MFS (Reg. TM) Emerging Markets Equity Portfolio, MFS (Reg. TM) Research International Portfolio, MSCI EAFE (Reg. TM) Index Portfolio, Neuberger Berman Genesis Portfolio, Pioneer Strategic Income Portfolio, Russell 2000 (Reg. TM) Index Portfolio, Third Avenue Small Cap Value Portfolio, and Van Eck Global Natural Resources Portfolio), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Account Value; and (3) two or more

"round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria. WE DO NOT BELIEVE THAT OTHER INVESTMENT PORTFOLIOS PRESENT A SIGNIFICANT OPPORTUNITY TO ENGAGE IN ARBITRAGE TRADING AND THEREFORE DO NOT MONITOR TRANSFER ACTIVITY IN THOSE PORTFOLIOS. We may change the Monitored Portfolios at any time without notice in our sole discretion.


Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, we require future transfer requests to or from any Monitored Portfolios under that contract to be submitted with an original signature. A first occurrence will result in the imposition of this restriction for a six month period; a second occurrence will result in the permanent imposition of the restriction. Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we monitor the frequency of transfers.


The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Investment Portfolios that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the contracts. We do not accommodate frequent transfers in any Investment Portfolio and there are no arrangements in place to permit any contract Owner to engage in frequent transfers; we apply our policies and procedures without exception, waiver, or special arrangement.


The Investment Portfolios may have adopted their own policies and procedures with respect to frequent transfers in their respective shares, and we reserve the right to enforce these policies and procedures. For example, Investment Portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Investment Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent transfer policies and procedures of the Investment Portfolios, we have entered into a written agreement, as required by SEC regulation, with each Investment Portfolio or its principal underwriter that obligates us to provide to the Investment Portfolio promptly upon request certain information about the trading activity of individual contract Owners, and to execute instructions from the Investment Portfolio to restrict or prohibit further purchases or transfers by specific contract Owners who violate the frequent transfer policies established by the Investment Portfolio.


In addition, contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Investment Portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual Owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Investment Portfolios in their ability to apply their frequent transfer policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Investment Portfolios (and thus contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Investment Portfolios. If an Investment Portfolio believes that an omnibus order reflects one or more transfer requests from contract Owners engaged in frequent trading, the Investment Portfolio may reject the entire omnibus order.


In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Investment Portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on frequent transfers (even if an entire omnibus order is rejected due to the frequent transfers of a single contract Owner). You should read the Investment Portfolio prospectuses for more details.



RESTRICTIONS ON LARGE TRANSFERS. Large transfers may increase brokerage and administrative costs of the Investment Portfolios and may disrupt portfolio management strategy, requiring an Investment Portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations. We do not monitor for large transfers to or from Investment Portfolios except where the portfolio manager of a particular Investment Portfolio has brought large transfer activity to our attention for investigation on a case-by-case basis. For example, some portfolio managers have asked us to monitor for "block transfers" where transfer requests have been submitted on behalf of multiple contract Owners by a third party such as an investment adviser. When we detect such large trades, we may impose restrictions similar to those described above where future transfer requests from that third party must be submitted in writing with an original signature. A first occurrence will result in the imposition of this restriction for a six-month period; a second occurrence will result in the permanent imposition of the restriction.



DOLLAR COST AVERAGING PROGRAMS


We offer two dollar cost averaging programs as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the Accumulation Phase.


If you make an additional Purchase Payment while a Dollar Cost Averaging (DCA) or Enhanced Dollar Cost Averaging (EDCA) program is in effect, we will not allocate the additional payment to the DCA or EDCA program unless you tell us to do so. Instead, unless you previously provided different allocation instructions for future Purchase Payments or provide new allocation instructions with the payment, we will allocate the additional Purchase Payment directly to the same destination Investment Portfolios you selected under the DCA or EDCA program. Any Purchase Payments received after the DCA or EDCA program has ended will be allocated as described in "Purchase - Allocation of Purchase Payments."


We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus. We will terminate your participation in a dollar cost averaging program when we receive notification of your death.


The two dollar cost averaging programs are:


1. STANDARD DOLLAR COST AVERAGING (DCA)


This program allows you to systematically transfer a set amount each month from the Fixed Account or from a money market Investment Portfolio to any of the other available Investment Portfolio(s) you select. We provide certain exceptions from our normal Fixed Account restrictions to accommodate the dollar cost averaging program. These transfers are made on a date you select or, if you do not select a date, on the date that a Purchase Payment (including Purchase Payment Credits applied to your contract) or Account Value is allocated to the dollar cost averaging program. However, transfers will be made on the 1st day of the following month for Purchase Payments or Account Value allocated to the dollar cost averaging program on the 29th, 30th, or 31st day of a month.


If you allocate an additional Purchase Payment to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop. This program is not available if you have selected the GMIB

Plus I rider, the GMIB Plus II rider, the Lifetime Withdrawal Guarantee II rider, the GMAB rider, or the Enhanced Death Benefit I rider.


2. ENHANCED DOLLAR COST AVERAGING (EDCA) PROGRAM


The Enhanced Dollar Cost Averaging (EDCA) program allows you to systematically transfer amounts from a guaranteed account option, the EDCA account in the general account, to any available Investment Portfolio(s) you select. Except as discussed below, only new Purchase Payments or portions thereof can be allocated to an EDCA account. The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.


When a subsequent Purchase Payment is allocated by you to your existing EDCA account, we create "buckets" within your EDCA account.


o The EDCA transfer amount will be increased by the subsequent Purchase Payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.


o Each allocation (bucket) resulting from a subsequent Purchase Payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.


o Allocations (buckets) resulting from each Purchase Payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.


(See Appendix C for further examples of EDCA with multiple Purchase Payments.)


The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The minimum interest rate depends on the date your contract is issued, but will not be less than 1%. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any Investment Portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.


The first transfer we make under the EDCA program is the date your Purchase Payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for Purchase Payments allocated on the 29th, 30th, or 31st day of a month. If the selected day is not a Business Day, the transfer will be deducted from the EDCA account on the selected day but will be applied to the Investment Portfolios on the next Business Day. EDCA interest will not be credited on the transfer amount between the selected day and the next Business Day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.


If you decide you no longer want to participate in the EDCA program, or if we receive notification of your death, and your contract was issued prior to May 1, 2005, your participation in the EDCA program will be terminated and all money remaining in your EDCA account will be transferred to the BlackRock Money Market Portfolio, unless you specify otherwise. If you decide you no longer want to participate in the EDCA program, or if we receive notification of your death, and your contract was issued on or after May 1, 2005, your participation in the EDCA program will be terminated and all money remaining in your EDCA account will be transferred to the Investment Portfolio(s) in accordance with the percentages you have chosen for the EDCA program, unless you specify otherwise.


The EDCA program is not available in Oregon.


THREE MONTH MARKET ENTRY PROGRAM


Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.


AUTOMATIC REBALANCING PROGRAM


Once your money has been allocated to the Investment Portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic

Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually.


An automatic rebalancing program is intended to transfer Account Value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.


We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current Purchase Payment allocations, unless you tell us otherwise.


The Automatic Rebalancing Program is available only during the Accumulation Phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee. We will terminate your participation in the Automatic Rebalancing Program when we receive notification of your death. If you have selected the GMIB Plus II rider, the Lifetime Withdrawal Guarantee II rider, or the Enhanced Death Benefit I rider, the Fixed Account is available for automatic rebalancing. The Automatic Rebalancing Program is not available if you have selected the GMAB rider.



EXAMPLE:

   Assume that you want your initial Purchase Payment split between two Investment Portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the ClearBridge Aggressive Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the ClearBridge Aggressive Growth Portfolio to increase those holdings to 60%.


VOTING RIGHTS


We are the legal owner of the Investment Portfolio shares. However, we believe that when an Investment Portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.


SUBSTITUTION OF INVESTMENT OPTIONS


If investment in the Investment Portfolios or a particular Investment Portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another Investment Portfolio or Investment Portfolios without your consent. The substituted Investment Portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Investment Portfolios to allocation of Purchase Payments or Account Value, or both, at any time in our sole discretion.




4. EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:


PRODUCT CHARGES


SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to certain death benefit riders). We do this as part of our calculation of the value of the Accumulation Units and the Annuity Units (I.E., during the Accumulation Phase and the Income Phase - although death benefit charges no longer continue in the Income Phase).

MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge that is equal, on an annual basis, to 1.30% of the average daily net asset value of each Investment Portfolio.


This charge compensates us for mortality risks we assume for the Annuity Payment and death benefit guarantees made under the contract. These guarantees include making Annuity Payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.


ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each Investment Portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.


DEATH BENEFIT RIDER CHARGES. If you select one of the following death benefit riders, we will deduct a charge that compensates us for the costs and risks we assume in providing the benefit. This charge (assessed during the Accumulation Phase) is equal, on an annual basis, to the percentages below of the average daily net asset value of each Investment Portfolio:



      Annual Step-Up Death Benefit          0.20%*
      Compounded-Plus Death Benefit         0.35%*
      Additional Death Benefit -
        Earnings
  Preservation Benefit                     0.25  %

*For contracts issued prior to May 1, 2003, the percentage charge for the Annual Step-Up Death Benefit is 0.10% and for the Compounded-Plus Death Benefit is 0.25% of the average daily net asset value of each Investment Portfolio.


Please check with your registered representative regarding which death benefits are available in your state.


If you select the Enhanced Death Benefit I, and you are age 69 or younger at issue, we will assess a charge during the Accumulation Phase equal to 0.75% of the Death Benefit Base. If you are age 70-75 at issue, we will assess a charge during the Accumulation Phase equal to 0.95% of the Death Benefit Base (see "Death Benefit - Optional Death Benefit - Enhanced Death Benefit I" for a discussion of how the Death Benefit Base is determined).


If your Death Benefit Base is increased due to an Optional Step-Up, we may reset the Enhanced Death Benefit I charge to a rate that does not exceed the lower of: (a) the Maximum Optional Step-Up Charge (1.50%) or (b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Optional Step-Up. Starting with the first contract anniversary, the charge is assessed for the prior Contract Year at each contract anniversary before any Optional Step-Up.


If you: make a full withdrawal (surrender); begin to receive Annuity Payments at the Annuity Date; change the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract); or assign the contract, a pro rata portion of the Enhanced Death Benefit I charge will be assessed based on the number of months from the last contract anniversary to the date of the withdrawal, the beginning of Annuity Payments, the change of Owner/Annuitant, or the assignment. If the Enhanced Death Benefit I rider is terminated because the contract is terminated; because the death benefit amount is determined; or because there are insufficient funds to deduct the rider charge from the Account Value, no Enhanced Death Benefit I charge will be assessed based on the number of months from the last contract anniversary to the date the termination takes effect.


The Enhanced Death Benefit I charge is deducted from your Account Value pro rata from each Investment Portfolio, the Fixed Account and the EDCA account in the ratio each portfolio/account bears to your total Account Value. We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from the Separate Account.

For contracts issued from February 24, 2009 through May 1, 2009, the percentage charge for the Enhanced Death Benefit I is 0.65% of the Death Benefit Base if you were age 69 or younger at issue and 0.90% of the Death Benefit Base if you were age 70-75 at issue.


For contracts issued on or before February 23, 2009, the percentage charge for the Enhanced Death Benefit I is 0.65% of the Death Benefit Base if you were age 69 or younger at issue and 0.85% of the Death Benefit Base if you were age 70-75 at issue.


For contracts issued on or before May 1, 2009, if you elected both the Enhanced Death Benefit I rider and the GMIB Plus II rider (described below), the percentage charge for the Enhanced Death Benefit I is reduced by 0.05%.


ACCOUNT FEE


During the Accumulation Phase, every Contract Year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior Contract Year if your Account Value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the Account Value regardless of the amount of your Account Value. During the Accumulation Phase, the account fee is deducted pro rata from the Investment Portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.


A pro rata portion of the charge will be deducted from the Account Value on the Annuity Date if this date is other than a contract anniversary. If your Account Value on the Annuity Date is at least $50,000, then we will not deduct the account fee. After the Annuity Date, the charge will be collected monthly out of the Annuity Payment, regardless of the size of your contract.


GUARANTEED MINIMUM INCOME

BENEFIT - RIDER CHARGE


We offer a Guaranteed Minimum Income Benefit (GMIB) that you can select when you purchase the contract. There are four different versions of the GMIB under this contract: GMIB Plus II, GMIB Plus I, GMIB II, and GMIB I.


If you select a GMIB rider, we assess a charge during the Accumulation Phase equal to a percentage of the Income Base at the time the rider charge is assessed. (See "Living Benefits - Guaranteed Income Benefits" for a description of how the Income Base is determined.) The percentage charges for each version of the GMIB rider are listed below.


The GMIB rider charge is assessed at the first contract anniversary, and then at each subsequent contract anniversary, up to and including the anniversary on or immediately preceding the date the rider is exercised.


If you: make a full withdrawal (surrender); begin to receive Annuity Payments at the Annuity Date; change the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract); or assign the contract, a pro rata portion of the GMIB rider charge will be assessed based on the number of months from the last contract anniversary to the date of the withdrawal, the beginning of Annuity Payments, the change of Owner/Annuitant, or the assignment.


If a GMIB rider is terminated for the following reasons, no GMIB rider charge will be assessed based on the number of months from the last contract anniversary to the date the termination takes effect:


o the death of the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract);


o because it is the 30th day following the contract anniversary prior to the Owner's 86th birthday (for GMIB I, GMIB II, or GMIB Plus I) or 91st birthday (for GMIB Plus II); or


o the Guaranteed Principal Option is exercised (only applicable to GMIB Plus I and GMIB Plus II).


The GMIB rider charge is deducted from your Account Value pro rata from each Investment Portfolio, the Fixed Account and the EDCA account in the ratio each portfolio/

account bears to your total Account Value. We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from the Separate Account.


For versions of the GMIB rider with an Optional Step-Up feature (GMIB Plus II) or Optional Reset feature (GMIB Plus I), the rider charge is assessed on the Income Base prior to any Optional Step-Up or Optional Reset. (See "Living Benefits - Guaranteed Income Benefits" for information on Optional Step-Ups.)


We reserve the right to increase the rider charge upon an Optional Step-Up or Optional Reset, up to a rate that does not exceed the lower of: (a) 1.50% of the Income Base (the Maximum Optional Step-Up or Optional Reset Charge), or

(b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Optional Step-Up or Optional Reset. The increased rider charge will apply after the contract anniversary on which the Optional Step-Up or Optional Reset occurs. (See below for certain versions of the GMIB Plus II and GMIB Plus I riders for which we are currently increasing the rider charge upon an Optional Step-Up or Optional Reset on a contract anniversary occurring on July 1, 2012 or later.)


If you selected the GMIB Plus II rider with a contract issued on or before February 23, 2009, the rider charge is 0.80% of the Income Base. If you selected the GMIB Plus II rider with a contract issued on or after February 24, 2009, the rider charge is 1.00% of the Income Base. For contracts issued with the version of the GMIB Plus II rider with an annual increase rate of 6%, if your Income Base is increased due to an Optional Step-Up on a contract anniversary occurring on July 1, 2012 or later, we currently will increase the rider charge to 1.20% of the Income Base, applicable after the contract anniversary on which the Optional Step-Up occurs.


If you selected the GMIB Plus I with a contract issued on or before February 23, 2007, the rider charge is 0.75% of the Income Base. If your Income Base is increased due to an Optional Reset on a contract anniversary occurring on July 1, 2012 or later, we currently will increase the rider charge to 1.00% of the Income Base, applicable after the contract anniversary on which the Optional Reset occurs.


If you selected the GMIB Plus I with a contract issued on and after February 26, 2007, the rider charge is 0.80% of the Income Base. If your Income Base is increased due to an Optional Reset on a contract anniversary occurring on July 1, 2012 or later, we currently will increase the rider charge to 1.20% of the Income Base, applicable after the contract anniversary on which the Optional Reset occurs.


If you selected the GMIB II rider or the GMIB I rider, the rider charge is 0.50% of the Income Base. For contracts issued from May 1, 2003 and on or before April 29, 2005 for which the GMIB II or GMIB I was elected, the rider charge is reduced to 0.45% of the Income Base if you elected either the optional Annual Step-Up Death Benefit or the Compounded-Plus Death Benefit. (See "Death Benefit.") For contracts issued on and after May 2, 2005, the rider charge is not reduced if you elected either the optional Annual Step-Up Death Benefit or the Compounded-Plus Death Benefit. For contracts issued prior to February 15, 2003, the GMIB I rider charge equals 0.35% of the Income Base.


LIFETIME WITHDRAWAL GUARANTEE AND GUARANTEED WITHDRAWAL BENEFIT - RIDER CHARGE


There are two versions of the optional Lifetime Withdrawal Guarantee rider: the Lifetime Withdrawal Guarantee II rider and the Lifetime Withdrawal Guarantee I rider (collectively referred to as the Lifetime Withdrawal Guarantee riders). There are also two versions of the optional Guaranteed Withdrawal Benefit (GWB) rider: the Enhanced GWB rider and the GWB I rider (collectively referred to as the Guaranteed Withdrawal Benefit riders).


If you elect one of the Lifetime Withdrawal Guarantee riders or one of the Guaranteed Withdrawal Benefit riders, a charge is deducted from your Account Value during the Accumulation Phase on each contract anniversary. The percentage charges for each version of the LWG and GWB riders are listed below.



For the Lifetime Withdrawal Guarantee riders, the charge is a percentage of the Total Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefits - Description of the Lifetime Withdrawal Guarantee II" and "Description of the Lifetime Withdrawal Guarantee I") on the contract anniversary, prior to taking into account any Automatic Annual Step-Up occurring on such contract anniversary. For the versions of the Lifetime Withdrawal Guarantee riders with Compounding Income Amounts, the charge is calculated after applying the Compounding Income Amount. (See ""Living Benefits
- Guaranteed Withdrawal Benefits - Description of the Lifetime Withdrawal Guarantee II" and "Description of the Lifetime Withdrawal Guarantee I" for information on Automatic Annual Step-Ups and Compounding Income Amounts.)


For the Guaranteed Withdrawal Benefit riders, the charge is a percentage of the Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefits - Description of the Enhanced Guaranteed Withdrawal Benefit") on the contract anniversary, prior to taking into account any Optional Reset occurring on such contract anniversary. (See "Living Benefits - Guaranteed Withdrawal Benefits - Description of the Enhanced Guaranteed Withdrawal Benefit" and "Description of the

Guaranteed Withdrawal Benefit I" for information on Optional Resets.)


If you: make a full withdrawal (surrender) of your Account Value; you apply all of your Account Value to an Annuity Option: there is a change in Owners, Joint Owners or Annuitants (if the Owner is a non-natural person): the contract terminates (except for a termination due to death); or (under the Lifetime Withdrawal Guarantee II rider) you assign your contract, a pro rata portion of the rider charge will be assessed based on the number of full months from the last contract anniversary to the date of the change.


If a Lifetime Withdrawal Guarantee rider or Guaranteed Withdrawal Benefit rider is terminated because of the death of the Owner, Joint Owner or Annuitants (if the Owner is a non-natural person), or if a Lifetime Withdrawal Guarantee rider or Enhanced GWB rider is cancelled pursuant to the cancellation provisions of each rider, no rider charge will be assessed based on the period from the most recent contract anniversary to the date the termination takes effect.


The Lifetime Withdrawal Guarantee and Guaranteed Withdrawal Benefit rider charges are deducted from your Account Value pro rata from each Investment Portfolio, the Fixed Account and the EDCA account in the ratio each portfolio/account bears to your total Account Value. We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from the Separate Account.


LIFETIME WITHDRAWAL GUARANTEE RIDERS - AUTOMATIC ANNUAL STEP-UP. We reserve the right to increase the Lifetime Withdrawal Guarantee rider charge upon an Automatic Annual Step-Up. The increased rider charge will apply after the contract anniversary on which the Automatic Annual Step-Up occurs.


If an Automatic Annual Step-Up occurs under the Lifetime Withdrawal Guarantee II or Lifetime Withdrawal Guarantee I rider, we may reset the rider charge applicable beginning after the contract anniversary on which the Automatic Annual Step-Up occurs to a rate that does not exceed the lower of: (a) the Maximum Automatic Annual Step-Up Charge or (b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Automatic Annual Step-Up.


o For contracts issued with the Lifetime Withdrawal Guarantee II rider on or after February 24, 2009, the Maximum Automatic Annual Step-Up Charge is 1.60% for the Single Life version and 1.80% for the Joint Life version.


o For contracts issued with the Lifetime Withdrawal Guarantee II rider on or before February 23, 2009, the Maximum Automatic Annual Step-Up Charge is 1.25% for the Single Life version and 1.50% for the Joint Life version.


o For contracts issued with the Lifetime Withdrawal Guarantee I rider, the Maximum Automatic Annual Step-Up Charge is 0.95% for the Single Life version and 1.40% for the Joint Life version.


(See below for certain versions of the Lifetime Withdrawal Guarantee riders for which we are currently increasing the rider charge upon an Automatic Annual Step-Up on a contract anniversary occurring on July 1, 2012 or later.)


LIFETIME WITHDRAWAL GUARANTEE RIDERS - RIDER CHARGES. For contracts issued with the Lifetime Withdrawal Guarantee II on or after February 24, 2009, the rider charge is 1.25% (Single Life version) or 1.50% (Joint Life version) of the Total Guaranteed Withdrawal Amount.


For contracts issued with the Lifetime Withdrawal Guarantee II on or before February 23, 2009, the rider charge is 0.65% (Single Life version) or 0.85% (Joint Life version) of the Total Guaranteed Withdrawal Amount. If your Total Guaranteed Withdrawal Amount is increased due to an Automatic Annual Step-Up on a contract anniversary occurring on July 1, 2012 or later, we currently will increase the rider charge for the Single Life version to 0.95% of the Total Guaranteed Withdrawal Amount, and we will increase the rider charge for the Joint Life version to 1.20% of the Total Guaranteed Withdrawal Amount, applicable after the contract anniversary on which the Automatic Annual Step-Up occurs.


The rider charge for the Lifetime Withdrawal Guarantee I is 0.50% (Single Life version) or 0.70% (Joint Life version) of the Total Guaranteed Withdrawal Amount. If your Total Guaranteed Withdrawal Amount is increased due to an Automatic Annual Step-Up on a contract anniversary occurring on July 1, 2012 or later, we currently will increase the rider charge for the Single Life version to 0.80% of the Total Guaranteed Withdrawal Amount, and we will increase the rider charge for the Joint Life version to 1.05% of the Total Guaranteed Withdrawal Amount, applicable after the contract anniversary on which the Automatic Annual Step-Up occurs.

GUARANTEED WITHDRAWAL BENEFIT RIDERS - OPTIONAL RESET. We reserve the right to increase the Guaranteed Withdrawal Benefit rider charge upon an Optional Reset. The increased rider charge will apply after the contract anniversary on which the Optional Reset occurs.


o If an Optional Reset occurs under a contract issued with the Enhanced GWB rider on or after July 16, 2007, we may reset the rider charge applicable beginning after the contract anniversary on which the Optional Reset occurs to the rate that would be applicable to current contract purchases of the same rider at the time of the Optional Reset, but to no more than a maximum of 1.00% of the Guaranteed Withdrawal Amount.


o If an Optional Reset occurs under a contract issued with the Enhanced GWB rider on or before July 13, 2007, we may reset the rider charge applicable beginning after the contract anniversary on which the Optional Reset occurs to the rate that would be applicable to current contract purchases of the same rider at the time of the Optional Reset, but to no more than a maximum of 0.95% of the Guaranteed Withdrawal Amount.


o If an Optional Reset occurs under a contract with the GWB I rider, we may reset the rider charge applicable beginning after the contract anniversary on which the Optional Reset occurs to the rate that would be applicable to current contract purchases of the same rider at the time of the reset, but to no more than a maximum of 0.95% of the Guaranteed Withdrawal Amount.


GUARANTEED WITHDRAWAL BENEFIT RIDERS - RIDER CHARGES. For contracts issued with the Enhanced GWB rider on or after July 16, 2007, the rider charge is 0.55% of the Guaranteed Withdrawal Amount.


For contracts issued with the Enhanced GWB rider on or before July 13, 2007, the rider charge is 0.50% of the Guaranteed Withdrawal Amount.


The rider charge for the GWB I is 0.50% of the Guaranteed Withdrawal Amount.


GUARANTEED MINIMUM ACCUMULATION

BENEFIT - RIDER CHARGE



If you elected the GMAB, a charge is deducted from your Account Value during the Accumulation Phase on each contract anniversary. The charge is equal to 0.75% of the GMAB Guaranteed Accumulation Amount (see "Living Benefits-Guaranteed Minimum Accumulation Benefit") at the end of the prior Contract Year. The GMAB rider charge is deducted from your Account Value pro rata from the Investment Portfolio and the EDCA account in the ratio each portfolio/account bears to your total Account Value. We take amounts from the investment options that are part of the Separate Account by cancelling Accumulation Units from the Separate Account. If you make a full withdrawal (surrender) of your Account Value or you apply your Account Value to an Annuity Option, we will assess a pro rata portion of the GMAB rider charge based on the number of whole months since the last contract anniversary.



WITHDRAWAL CHARGE


We impose a withdrawal charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the Accumulation Phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior Purchase Payments, a withdrawal charge is assessed against each Purchase Payment withdrawn. To determine what portion (if any) of a withdrawal is subject to a withdrawal charge, amounts are withdrawn from your contract in the following order:


1. Earnings in your contract (earnings are equal to your Account Value, less Purchase Payments not previously withdrawn); then


2. The free withdrawal amount described below (deducted from Purchase Payments not previously withdrawn, in the order such Purchase Payments were made, with the oldest Purchase Payment first, as described below); then


3. Purchase Payments not previously withdrawn, in the order such Purchase Payments were made: the oldest Purchase Payment first, the next Purchase Payment second, etc. until all Purchase Payments have been withdrawn.


The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:

Number of Complete Years from        Withdrawal Charge
Receipt of Purchase Payment       (% of Purchase Payment)
------------------------------   ------------------------
  0                                         8
  1                                         8
  2                                         8
  3                                         7
  4                                         6
  5                                         5
  6                                         4
  7                                         3
  8                                         2
  9 and thereafter                          0

For a partial withdrawal, the withdrawal charge is deducted from the remaining Account Value, if sufficient. If the remaining Account Value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.


If the Account Value is smaller than the total of all Purchase Payments, the withdrawal charge only applies up to the Account Value.


We do not assess the withdrawal charge on any payments paid out as Annuity Payments or as death benefits, although we do assess the withdrawal charge in calculating GMIB payments, if applicable. In addition, we will not assess the withdrawal charge on required minimum distributions from Qualified Contracts in order to satisfy federal income tax rules or to avoid required federal income tax penalties. This exception only applies to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.


NOTE: For tax purposes, earnings from Non-Qualified Contracts are considered to come out first.


FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each Contract Year after the first (there is no free withdrawal amount in the first Contract Year) is equal to 10% of your total Purchase Payments, less the total free withdrawal amount previously withdrawn in the same Contract Year. Also, we currently will not assess the withdrawal charge on amounts withdrawn during the first Contract Year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one Contract Year does not carry over to the next Contract Year.


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your Joint Owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6-month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the Owner continuously since the contract was issued (or have become the Owner as the spousal Beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. You must exercise this right no later than 90 days after you or your Joint Owner exits the nursing home or hospital. This waiver terminates on the Annuity Date. We will not accept additional payments once this waiver is used. There is no charge for this rider. This rider is not available in Massachusetts.


TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your Joint Owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the Owner continuously since the contract was issued (or have become the Owner as the spousal Beneficiary who continues the contract). This waiver terminates on the Annuity Date. We will not accept additional payments once this waiver is used. There is no charge for this rider. This rider is not available in Massachusetts.


For contracts issued on and after May 1, 2005, the Nursing Home or Hospital Confinement rider and the Terminal Illness rider are not available for Owners who are age 81 or older (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.


PREMIUM AND OTHER TAXES


We reserve the right to deduct from Purchase Payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until Annuity Payments begin.


TRANSFER FEE


We currently allow unlimited transfers without charge during the Accumulation Phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the Investment Portfolio or Fixed Account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.


INCOME TAXES


We reserve the right to deduct from the contract for any income taxes which we incur because of the contract. In general, we believe under current federal income tax law, we are entitled to hold reserves with respect to the contract that offset Separate Account income. If this should change, it is possible we could incur income tax with respect to the contract, and in that event we may deduct such tax from the contract. At the present time, however, we are not incurring any such income tax or making any such deductions.


INVESTMENT PORTFOLIO EXPENSES


There are deductions from and expenses paid out of the assets of each Investment Portfolio, which are described in the fee table in this prospectus and the Investment Portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each Investment Portfolio.




5.  ANNUITY PAYMENTS

        (THE INCOME PHASE)

ANNUITY DATE


Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your Annuity Date must be the first day of a calendar month and must be at least 30 days after we issue the contract.



When you purchase the contract, the Annuity Date will be the first day of the calendar month after the Annuitant's 90th birthday. You can change or extend the Annuity Date at any time before the Annuity Date with 30 days prior notice to us (subject to restrictions that may apply in your state, restrictions imposed by your selling firm, and our current established administrative procedures).



PLEASE BE AWARE THAT ONCE YOUR CONTRACT IS ANNUITIZED, YOU ARE INELIGIBLE TO RECEIVE THE DEATH BENEFIT YOU HAVE SELECTED. ADDITIONALLY, IF YOU HAVE SELECTED A LIVING BENEFIT RIDER SUCH AS A GUARANTEED MINIMUM INCOME BENEFIT, A GUARANTEED WITHDRAWAL BENEFIT, OR THE GUARANTEED MINIMUM ACCUMULATION BENEFIT, ANNUITIZING YOUR CONTRACT TERMINATES THE RIDER, INCLUDING ANY DEATH BENEFIT PROVIDED BY THE RIDER AND ANY GUARANTEED PRINCIPAL ADJUSTMENT (FOR THE GMIB PLUS OR LIFETIME WITHDRAWAL GUARANTEE RIDERS) OR GUARANTEED ACCUMULATION PAYMENT (FOR THE GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER) THAT MAY ALSO BE PROVIDED BY THE RIDER.


ANNUITY PAYMENTS


You (unless another payee is named) will receive the Annuity Payments during the Income Phase. The Annuitant is the natural person(s) whose life we look to in the determination of Annuity Payments.

During the Income Phase, you have the same investment choices you had just before the start of the Income Phase. At the Annuity Date, you can choose whether payments will be:


o  fixed Annuity Payments, or


o  variable Annuity Payments, or


o  a combination of both.


If you don't tell us otherwise, your Annuity Payments will be based on the investment allocations that were in place just before the start of the Income Phase.


If you choose to have any portion of your Annuity Payments based on the Investment Portfolio(s), the dollar amount of your initial payment will vary and will depend upon three things:


1) the value of your contract in the Investment Portfolio(s) just before the start of the Income Phase,


2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and


3)   the Annuity Option elected.


Subsequent variable Annuity Payments will vary with the performance of the Investment Portfolios you selected. (For more information, see "Variable Annuity Payments" below.)


At the time you choose an Annuity Option, you select the AIR, which must be acceptable to us. Currently, you can select an AIR of 3% or 4%. You can change the AIR with 30 days notice to us prior to the Annuity Date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable Annuity Payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable Annuity Payments will decrease.



Your variable Annuity Payment is based on ANNUITY UNITS. An Annuity Unit is an accounting device used to calculate the dollar amount of Annuity Payments. (For more information, see "Variable Annuity Payments" below.)


When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable Annuity Payment, but subsequent variable Annuity Payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the Investment Portfolios. On the other hand, a higher AIR will result in a higher initial variable Annuity Payment than a lower AIR, but later variable Annuity Payments will rise more slowly or fall more rapidly.


A transfer during the Income Phase from a variable Annuity Payment option to a fixed Annuity Payment option may result in a reduction in the amount of Annuity Payments.


If you choose to have any portion of your Annuity Payments be a fixed Annuity Payment, the dollar amount of each fixed Annuity Payment will not change, unless you make a transfer from a variable Annuity Payment option to the fixed Annuity Payment that causes the fixed Annuity Payment to increase. Please refer to the "Annuity Provisions" section of the Statement of Additional Information for more information.


Annuity Payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an Annuity Option. In that case, we may provide your Annuity Payment in a single lump sum instead of Annuity Payments. Likewise, if your Annuity Payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your Annuity Payments are at least $100.


ANNUITY OPTIONS


You can choose among income plans. We call those ANNUITY OPTIONS. You can change your Annuity Option at any time before the Annuity Date with 30 days notice to us.


If you do not choose an Annuity Option, Option 2, which provides a life annuity with 10 years of guaranteed Annuity Payments, will automatically be applied.


You can choose one of the following Annuity Options or any other Annuity Option acceptable to us. After Annuity Payments begin, you cannot change the Annuity Option.


If more than one frequency is permitted under your contract, choosing less frequent payments will result in each Annuity Payment being larger. Annuity options that guarantee that payments will be made for a certain number of years regardless of whether the Annuitant or joint Annuitant are alive (such as Options 2 and 4 below) result in Annuity Payments that are smaller than Annuity Options without such a guarantee (such as Options 1 and 3 below). For Annuity Options with a designated period, choosing a shorter designated period will result in each Annuity Payment being larger.


OPTION 1. LIFE ANNUITY. Under this option, we will make Annuity Payments so long as the Annuitant is alive. We stop making Annuity Payments after the Annuitant's death. It is possible under this option to receive only one Annuity Payment if the Annuitant dies before the due date of the second payment or to receive only two Annuity Payments if the Annuitant dies before the due date of the third payment, and so on.


OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make Annuity Payments so long as the Annuitant is alive. If, when the Annuitant dies, we have made Annuity Payments for less than ten years, we will then continue to make Annuity Payments to the Beneficiary for the rest of the 10 year period.


OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make Annuity Payments so long as the Annuitant and a second person (joint Annuitant) are both alive. When either Annuitant dies, we will continue to make Annuity Payments, so long as the survivor continues to live. We will stop making Annuity Payments after the last survivor's death.


OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make Annuity Payments so long as the Annuitant and a second person (joint Annuitant) are both alive. When either Annuitant dies, we will continue to make Annuity Payments, so long as the survivor continues to live. If, at the last death of the Annuitant and the joint Annuitant, we have made Annuity Payments for less than ten years, we will then continue to make Annuity Payments to the Beneficiary for the rest of the 10 year period.


OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an Annuity Option under which fixed or variable monthly Annuity Payments are made for a selected number of years as approved by us, currently not less than 10 years. This Annuity Option may be limited or withdrawn by us in our discretion.


We may require proof of age or sex of an Annuitant before making any Annuity Payments under the contract that are measured by the Annuitant's life. If the age or sex of the Annuitant has been misstated, the amount payable will be the amount that the Account Value would have provided at the correct age or sex. Once Annuity Payments have begun, any underpayments will be made up in one sum with the next Annuity Payment. Any overpayments will be deducted from future Annuity Payments until the total is repaid.


You may withdraw the commuted value of the payments remaining under the variable Payments for a Designated Period Annuity Option (Option 5). You may not commute the fixed Payments for a Designated Period Annuity Option or any option involving a life contingency, whether fixed or variable, prior to the death of the last surviving Annuitant. Upon the death of the last surviving Annuitant, the Beneficiary may choose to continue receiving income payments or to receive the commuted value of the remaining guaranteed payments. For variable Annuity Options, the calculation of the commuted value will be done using the AIR applicable to the contract. (See "Annuity Payments" above.) For fixed Annuity Options, the calculation of the commuted value will be done using the then current Annuity Option rates.


There may be tax consequences resulting from the election of an Annuity Payment option containing a commutation feature (I.E., an Annuity Payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")



Due to underwriting, administrative or Internal Revenue Code considerations, there may be limitations on payments to the survivor under Options 3 and 4 and/or the duration of the guarantee period under Options 2, 4, and 5.


Tax rules with respect to decedent contracts may prohibit the election of Joint and Last Survivor Annuity Options (or income types) and may also prohibit payments for as long as the Owner's life in certain circumstances.


In addition to the Annuity Options described above, we may offer an additional payment option that would allow your Beneficiary to take distribution of the Account Value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both Qualified Contracts and Non-Qualified Contracts.


In the event that you purchased the contract as a Qualified Contract, you must take distribution of the Account Value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an Annuity Option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if Annuity Payments have already begun, the death benefit would be required to be distributed to your Beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.


VARIABLE ANNUITY PAYMENTS


The Adjusted Contract Value (the Account Value, less any applicable premium taxes, account fee, and any prorated rider charge) is determined on the annuity calculation date, which is a Business Day no more than five (5) Business Days before the Annuity Date. The first variable Annuity Payment will be based upon the Adjusted Contract Value, the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate variable Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and Annuity Option elected. If, as of the annuity calculation date, the then current variable Annuity Option rates applicable to this class of contracts provide a first Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made.


The dollar amount of variable Annuity Payments after the first payment is determined as follows:


o The dollar amount of the first variable Annuity Payment is divided by the value of an Annuity Unit for each applicable Investment Portfolio as of the annuity calculation date. This establishes the number of Annuity Units for each payment. The number of Annuity Units for each applicable Investment Portfolio remains fixed during the annuity period, provided that transfers among the subaccounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units of the subaccount to which the transfer is made, and the number of Annuity Units will be adjusted for transfers to a fixed Annuity Option. Please see the Statement of Additional Information for details about making transfers during the Annuity Phase.


o The fixed number of Annuity Units per payment in each Investment Portfolio is multiplied by the Annuity Unit value for that Investment Portfolio for the Business Day for which the Annuity Payment is being calculated. This result is the dollar amount of the payment for each applicable Investment Portfolio, less any account fee. The account fee will be deducted pro rata out of each Annuity Payment.


o The total dollar amount of each variable Annuity Payment is the sum of all Investment Portfolio variable Annuity Payments.


ANNUITY UNIT. The initial Annuity Unit value for each Investment Portfolio of the Separate Account was set by us. The subsequent Annuity Unit value for each Investment Portfolio is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor (see the Statement of Additional Information for a definition) for the Investment Portfolio for the current Business Day and multiplying the result by a factor for each day since the last Business Day which represents the daily equivalent of the AIR you elected.


FIXED ANNUITY PAYMENTS


The Adjusted Contract Value (defined above under "Variable Annuity Payments") on the day immediately preceding the Annuity Date will be used to determine a fixed Annuity Payment. The Annuity Payment will be based upon the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current Annuity Option rates applicable to this class of contracts provide an Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made. You may not make a transfer from the fixed Annuity Option to the variable Annuity Option. Current Annuity Option rates for this class of contract may be lower than rates for other contracts without a Purchase Payment Credit.




6. ACCESS TO YOUR MONEY

You (or in the case of a death benefit, your Beneficiary) can have access to the money in your contract:


(1)    by making a withdrawal (either a partial or a complete withdrawal);

(2)    by electing to receive Annuity Payments; or


(3)    when a death benefit is paid to your Beneficiary.


Under most circumstances, withdrawals can only be made during the Accumulation Phase.


You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.") If you own an annuity contract with a Guaranteed Minimum Income Benefit (GMIB) rider and elect to receive distributions in accordance with substantially equal periodic payments exception, the commencement of income payments under the GMIB rider if your contract lapses and there remains any Income Base may be considered an impermissible modification of the payment stream under certain circumstances.


When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the Account Value of the contract at the end of the Business Day when we receive a written request for a withdrawal:


o  less any applicable withdrawal charge;


o  less any premium or other tax;


o  less any account fee; and


o less any applicable pro rata GMIB, GWB, GMAB or Enhanced Death Benefit rider charge.


Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the Fixed Account, the EDCA account and the Investment Portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the Investment Portfolio, Fixed Account or EDCA account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the Account Value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.


We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in Good Order unless the suspension of payments or transfers provision is in effect.


We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a contract Owner's check that has not yet cleared (I.E., that could still be dishonored by the contract Owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.


How to withdraw all or part of your Account Value:


o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")


o If you would like to have the withdrawal charge waived under the Nursing Home or Hospital Confinement Rider or the Terminal Illness Rider, you must provide satisfactory evidence of confinement to a nursing home or hospital or terminal illness. (See "Expenses - Reduction or Elimination of the Withdrawal Charge.")


o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).


o We have to receive your withdrawal request in our Annuity Service Center prior to the Annuity Date or Owner's death.


There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.


DIVORCE. A withdrawal made pursuant to a divorce or separation instrument is subject to the same withdrawal charge provisions as described in "Expenses - Withdrawal Charge," if permissible under tax law. In addition, the withdrawal will reduce the Account Value, the death benefit, and the amount of any optional living or death benefit (including the benefit base we use to determine the guaranteed amount of the benefit). The amount withdrawn could exceed the maximum amount that can be withdrawn without causing a proportionate reduction in the benefit base used to calculate the guaranteed amount provided by an optional rider, as described in the "Living Benefits" and "Death Benefit" sections. The withdrawal could have a significant negative impact on the death benefit and on any optional rider benefit.


SYSTEMATIC WITHDRAWAL PROGRAM


You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total Purchase Payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next Business Day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)


We will terminate your participation in the Systematic Withdrawal Program when we receive notification of your death.


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.


SUSPENSION OF PAYMENTS OR TRANSFERS


We may be required to suspend or postpone payments for withdrawals or transfers for any period when:


o the New York Stock Exchange is closed (other than customary weekend and holiday closings);


o  trading on the New York Stock Exchange is restricted;


o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the Investment Portfolios is not reasonably practicable or we cannot reasonably value the shares of the Investment Portfolios; or


o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners.


We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law, but not for more than six months.


Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.




7. LIVING BENEFITS

OVERVIEW OF LIVING BENEFIT RIDERS


We offer a suite of optional living benefit riders that, for certain additional charges, offer protection against market risk (the risk that your investments may decline in value or underperform your expectations). Only one of these riders may be elected, and the rider must be elected at contract issue. These optional riders are described briefly below. Please see the more detailed description that follows for important information on the costs, restrictions and availability of each optional rider. We have offered three types of living benefit riders - guaranteed income benefits, guaranteed withdrawal benefits, and a guaranteed asset accumulation benefit:


Guaranteed Income Benefits
--------------------------


o  Guaranteed Minimum Income Benefit Plus (GMIB Plus I and GMIB Plus II)


o  Guaranteed Minimum Income Benefit (GMIB I and GMIB II)


Our guaranteed income benefit riders are designed to allow you to invest your Account Value in the market while at the same time assuring a specified guaranteed level of minimum fixed Annuity Payments if you elect the Income Phase. The fixed Annuity Payment amount is guaranteed regardless of investment performance or the actual Account Value at the time you annuitize. Prior to exercising the rider and annuitizing your contract, you may make withdrawals up to a maximum level specified in the rider and still maintain the benefit amount.


Guaranteed Withdrawal Benefits
------------------------------


o  Lifetime Withdrawal Guarantee (LWG I and LWG II)


o  Enhanced Guaranteed Withdrawal Benefit (Enhanced GWB)


o  Guaranteed Withdrawal Benefit I (GWB I)


The GWB riders are designed to guarantee that at least the entire amount of Purchase Payments you make will be returned to you through a series of withdrawals without annuitizing, regardless of investment performance, as long as withdrawals in any Contract Year do not exceed the maximum amount allowed under the rider.


With the LWG riders, you get the same benefits, but in addition, if you make your first withdrawal on or after the date you reach age 59 1/2, you are guaranteed income for your life (and the life of your spouse, if the Joint Life version of the rider was elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even after the entire amount of Purchase Payments has been returned.


Guaranteed Asset Accumulation Benefit
-------------------------------------



On and before May 1, 2009, we offered the Guaranteed Minimum Accumulation Benefit (GMAB). The GMAB is designed to guarantee that your Account Value will not be less than a minimum amount at the end of the 10-year waiting period. The amount of the guarantee depends on which of three permitted Investment Portfolios you selected at contract issue.



GUARANTEED INCOME BENEFITS


At the time you buy the contract, you may elect a guaranteed income benefit rider, called a Guaranteed Minimum Income Benefit (GMIB), for an additional charge. Each version of these riders is designed to guarantee a predictable, minimum level of fixed Annuity Payments, regardless of the investment performance of your Account Value during the Accumulation Phase. HOWEVER, IF APPLYING YOUR ACTUAL ACCOUNT VALUE AT THE TIME YOU ANNUITIZE THE CONTRACT TO THEN CURRENT ANNUITY PURCHASE RATES (OUTSIDE OF THE RIDER) PRODUCES HIGHER INCOME PAYMENTS, YOU WILL RECEIVE THE HIGHER PAYMENTS, AND THUS YOU WILL HAVE PAID FOR THE RIDER EVEN THOUGH IT WAS NOT USED. Also, prior to exercising the rider, you may make specified withdrawals that reduce your Income Base (as explained below) during the Accumulation Phase and still leave the rider guarantees intact, provided the conditions of the rider are met. Your registered representative can provide you an illustration of the amounts you would receive, with or without withdrawals, if you exercised the rider.


There are four different versions of the GMIB under this contract: GMIB Plus II, GMIB Plus I, GMIB II, and GMIB I.


There may be versions of each rider that vary by issue date and state availability. In addition, a version of a rider may become available (or unavailable) in different states at different times. Please check with your registered representative regarding which version(s) are available in your state. If you have already been issued a contract, please check your contract and riders for the specific provisions applicable to you.


You may not have this benefit and a GWB or GMAB rider in effect at the same time. Once elected, the rider cannot be terminated except as discussed below.


FACTS ABOUT GUARANTEED INCOME BENEFIT RIDERS


INCOME BASE AND GMIB ANNUITY PAYMENTS. Under the GMIB, we calculate an "Income Base" (as described below) that determines, in part, the minimum amount you receive as an income payment upon exercising the GMIB rider and annuitizing the contract. IT IS IMPORTANT TO RECOGNIZE THAT THIS INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND DOES NOT ESTABLISH OR GUARANTEE YOUR ACCOUNT VALUE OR A MINIMUM RETURN FOR ANY INVESTMENT PORTFOLIO. After a minimum 10-year waiting period, and then only within 30 days following a contract anniversary, you may exercise the rider. We then will apply the Income Base calculated at the time of exercise to the conservative GMIB Annuity Table (as described below) specified in the rider in order to determine your minimum guaranteed lifetime fixed monthly Annuity Payments (your actual payment may be higher than this minimum if, as discussed above, the base contract under its terms would provide a higher payment).


THE GMIB ANNUITY TABLE. The GMIB Annuity Table is specified in the rider. For GMIB Plus II in contracts issued on and after May 4, 2009, this table is calculated based on the Annuity 2000 Mortality Table with a 10-year age set back with interest of 1.5% per annum. For GMIB Plus II in contracts issued from February 24, 2009 through May 1, 2009, this table is calculated based on the Annuity 2000

Mortality Table with a 7-year age set back with interest of 1.5% per annum. For GMIB Plus II in contracts issued on or before February 23, 2009, and for GMIB Plus I, GMIB II and GMIB I, this table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum. As with other pay-out types, the amount you receive as an income payment also depends on the Annuity Option you select, your age, and (where permitted by state law) your sex. For GMIB Plus II, the annuity rates for attained ages 86 to 90 are the same as those for attained age 85. THE ANNUITY RATES IN THE GMIB ANNUITY TABLE ARE CONSERVATIVE AND A WITHDRAWAL CHARGE MAY BE APPLICABLE, SO THE AMOUNT OF GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB PRODUCES MAY BE LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING YOUR ACCOUNT VALUE ON YOUR ANNUITY DATE TO THEN-CURRENT ANNUITY PURCHASE RATES.


If you exercise the GMIB rider, your Annuity Payments will be the greater of:


o the Annuity Payment determined by applying the amount of the Income Base to the GMIB Annuity Table, or


o the Annuity Payment determined for the same Annuity Option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")


If you choose not to receive Annuity Payments as guaranteed under the GMIB, you may elect any of the Annuity Options available under the contract.


OWNERSHIP. If you, the Owner, are a natural person, you must also be the Annuitant. If a non-natural person owns the contract, then the Annuitant will be considered the Owner in determining the Income Base and GMIB Annuity Payments. If Joint Owners are named, the age of the older Joint Owner will be used to determine the Income Base and GMIB Annuity Payments. For the purposes of the Guaranteed Income Benefits section of the prospectus, "you" always means the Owner, older Joint Owner or the Annuitant, if the Owner is a non-natural person.


TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.


GMIB AND DECEDENT CONTRACTS. If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the Beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may not purchase a GMIB rider.


GMIB PLUS I, GMIB PLUS II, GMIB I, GMIB II AND QUALIFIED CONTRACTS. The GMIB Plus I, GMIB Plus II, GMIB I, and GMIB II riders may have limited usefulness in connection with a Qualified Contract, such as an IRA, in circumstances where, due to the ten-year waiting period after purchase (and for GMIB Plus I and GMIB Plus II, after an Optional Step-Up or Reset) the Owner is unable to exercise the rider until after the required beginning date of required minimum distributions under the contract. In such event, required minimum distributions received from the contract during the 10-year waiting period will have the effect of reducing the Income Base either on a proportionate or dollar-for-dollar basis, as the case may be. This may have the effect of reducing or eliminating the value of Annuity Payments under the rider. You should consult your tax adviser prior to electing one of these riders.


(See Appendix D for examples of the GMIB.)


DESCRIPTION OF GMIB PLUS II


In states where approved, the GMIB Plus II rider is available only for Owners up through age 78, and you can only elect the GMIB Plus II at the time you purchase the contract. THE GMIB PLUS II MAY BE EXERCISED AFTER A 10-YEAR WAITING PERIOD AND THEN ONLY WITHIN 30 DAYS FOLLOWING A CONTRACT ANNIVERSARY, PROVIDED THAT THE EXERCISE MUST OCCUR NO LATER THAN THE 30-DAY PERIOD FOLLOWING THE CONTRACT ANNIVERSARY PRIOR TO THE OWNER'S 91ST BIRTHDAY.


INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.


(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial Purchase Payment. Thereafter, the Highest Anniversary Value will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the Owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the Account Value on the date of the recalculation.


The Highest Anniversary Value does not change after the contract anniversary immediately preceding the Owner's 81st birthday, except that it is increased for each subsequent Purchase Payment and reduced proportionally by the percentage reduction in Account Value attributable to each subsequent withdrawal (including any applicable withdrawal charge).


(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial Purchase Payment. (For these purposes, all Purchase Payments credited within 120 days of the date we issued the contract will be treated as if they were received on the date we issue the contract.) Thereafter, the Annual Increase Amount is equal to (i) less
     (ii), where:


    (i) is Purchase Payments accumulated at the annual increase rate from the date the Purchase Payment is made. The annual increase rate is 5% per year through the contract anniversary prior to the Owner's 91st birthday and 0% thereafter; and


    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a Contract Year are determined according to
          (1) or (2) as defined below:


         (1) The withdrawal adjustment for each withdrawal in a Contract Year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in Account Value attributed to that withdrawal (including any applicable withdrawal charge); or


         (2) If total withdrawals in a Contract Year are 5% or less of the Annual Increase Amount on the issue date or on the prior contract anniversary after the first Contract Year, and if these withdrawals are paid to you (or the Annuitant if the contract is owned by a non-natural person) or to another payee we agree to, the total withdrawal adjustments for that Contract Year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that Contract Year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and be treated as though the corresponding withdrawals occurred at the end of that Contract Year.


(See section (1) of Appendix D for examples of the calculation of the withdrawal adjustment.)


In determining the GMIB Plus II annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the Income Base. For purposes of calculating the Income Base, Purchase Payment Credits are not included.


OPTIONAL STEP-UP. On each contract anniversary as permitted, you may elect to reset the Annual Increase Amount to the Account Value. An Optional Step-Up may be beneficial if your Account Value has grown at a rate above the 5% accumulation rate on the Annual Increase Amount. As described below, an Optional Step-Up resets the Annual Increase Amount to the Account Value. After an Optional Step-Up, the annual increase rate will be applied to the new, higher Annual Increase Amount and therefore the amount that may be withdrawn without reducing the Annual Increase Amount on a proportionate basis will increase. HOWEVER, IF YOU ELECT TO RESET THE ANNUAL INCREASE AMOUNT, WE WILL RESTART THE 10-YEAR WAITING PERIOD. IN ADDITION, WE MAY RESET THE GMIB PLUS II RIDER CHARGE TO A RATE THAT DOES NOT EXCEED THE LOWER OF: (A) THE MAXIMUM OPTIONAL STEP-UP CHARGE (1.50%) OR (B) THE CURRENT RATE THAT WE WOULD CHARGE FOR THE SAME RIDER AVAILABLE FOR NEW CONTRACT PURCHASES AT THE TIME OF THE OPTIONAL STEP-UP.


An Optional Step-Up is permitted only if: (1) the Account Value exceeds the Annual Increase Amount immediately before the reset; and (2) the Owner (or older Joint Owner, or Annuitant if the contract is owned by a non-natural person) is not older than age 80 on the date of the Optional Step-Up. If your contract has both the GMIB Plus II rider and the Enhanced Death Benefit I rider, and you would like to elect an Optional Step-Up, you must elect an Optional Step-Up for both riders. You may not elect an Optional Step-Up for only one of the two riders. Upon the Optional Step-Up, we may reset the rider charge, as described above, on one or both riders.


You may elect either: (1) a one-time Optional Step-Up at any contract anniversary provided the above requirements are met, or (2) Optional Step-Ups to occur under the

Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any contract anniversary while this election is in effect, the Annual Increase Amount will reset to the Account Value automatically, provided the above requirements are met. The same conditions described above will apply to each Automatic Step-Up. You may discontinue this election at any time by notifying us in writing, at our Annuity Service Center (or by any other method acceptable to us), at least 30 days prior to the contract anniversary on which a reset may otherwise occur. Otherwise, it will remain in effect through the seventh contract anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Ups, no Optional Step-Up will occur automatically on any subsequent contract anniversary unless you make a new election under the terms described above. (If you discontinue Automatic Annual Step-Ups, the GMIB Plus II rider (and the rider charge) will continue, and you may choose to elect a one time Optional Step-Up or reinstate Automatic Annual Step-Ups as described above.)


We must receive your request to exercise the Optional Step-Up in writing, at our Annuity Service Center, or any other method acceptable to us. We must receive your request prior to the contract anniversary for an Optional Step-Up to occur on that contract anniversary.


The Optional Step-Up:


(1) resets the Annual Increase Amount to the Account Value on the contract anniversary following the receipt of an Optional Step-Up election;


(2) resets the GMIB Plus II waiting period to the tenth contract anniversary following the date the Optional Step-Up took effect; and


(3) may reset the GMIB Plus II rider charge to a rate that does not exceed the lower of: (a) the Maximum Optional Step-Up Charge (1.50%) or (b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Optional Step-Up.


In the event that the charge applicable to contract purchases at the time of the step-up is higher than your current rider charge, you will be notified in writing a minimum of 30 days in advance of the applicable contract anniversary and be informed that you may choose to decline the Automatic Annual Step-Up. If you decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the Automatic Annual Step-Ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement.


On the date of the Optional Step-Up, the Account Value on that day will be treated as a single Purchase Payment received on the date of the step-up for purposes of determining the Annual Increase Amount after the reset. All Purchase Payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the step-up.


INVESTMENT ALLOCATION RESTRICTIONS. If you elect the GMIB Plus II, there are certain investment allocation restrictions. (See "Purchase - Investment Allocation and Other Purchase Payment Restrictions for GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I.") If you elect the GMIB Plus II, you may not participate in the Dollar Cost Averaging (DCA) program. However, you may elect to participate in the Enhanced Dollar Cost Averaging (EDCA) program, provided that your destination Investment Portfolios are selected in accordance with the investment allocation restrictions.


CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. Subsequent Purchase Payments under the GMIB Plus II rider are restricted as described in "Purchase
- Restrictions on Subsequent Purchase Payments - GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I."


GUARANTEED PRINCIPAL OPTION. On each contract anniversary starting with the tenth contract anniversary and through the contract anniversary prior to the Owner's 91st birthday, you may exercise the Guaranteed Principal Option. If the Owner is a non-natural person, the Annuitant's age is the basis for determining the birthday. If there are Joint Owners, the age of the older Owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or any other method that we agree to, within 30 days following the applicable contract anniversary. The Guaranteed Principal Option will take effect at the end of this 30-day period following that contract anniversary.


By exercising the Guaranteed Principal Option, you elect to receive an additional amount to be added to your Account Value intended to restore your initial investment in the contract, in lieu of receiving GMIB payments. The additional amount is called the Guaranteed Principal Adjustment and is equal to
(a) minus (b) where:


(a) is Purchase Payments credited within 120 days of the date we issued the contract (reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including applicable withdrawal charges) prior to the exercise of the Guaranteed Principal Option) and


(b) the Account Value on the contract anniversary immediately preceding exercise of the Guaranteed Principal Option.


For purposes of calculating the Guaranteed Principal Adjustment, Purchase Payment Credits are not included.


The Guaranteed Principal Option can only be exercised if (a) exceeds (b), as defined above. The Guaranteed Principal Adjustment will be added to each applicable Investment Portfolio in the ratio the portion of the Account Value in such Investment Portfolio bears to the total Account Value in all Investment Portfolios. IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120 DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. IF YOU ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS, YOU SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. However, because Purchase Payments made after 120 days will increase your Account Value, such payments may have a significant impact on whether or not a Guaranteed Principal Adjustment is due. Therefore, GMIB Plus II may not be appropriate for you if you intend to make additional Purchase Payments after the 120-day period and are purchasing the GMIB Plus II for this feature.


The Guaranteed Principal Adjustment will never be less than zero. IF THE GUARANTEED PRINCIPAL OPTION IS EXERCISED, THE GMIB PLUS II RIDER WILL TERMINATE AS OF THE DATE THE OPTION TAKES EFFECT AND NO ADDITIONAL GMIB CHARGES WILL APPLY THEREAFTER. The variable annuity contract, however, will continue. If you only elected the GMIB Plus II, the investment allocation restrictions described above will no longer apply. If you elected both the GMIB Plus II and the Enhanced Death Benefit I, the Enhanced Death Benefit I investment allocation restrictions described in "Purchase - Investment Allocation and Other Purchase Payment Restrictions for GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I" will continue to apply as long as the Enhanced Death Benefit I rider has not terminated.


The Guaranteed Principal Option is not available in the state of Washington.


EXERCISING THE GMIB PLUS II RIDER. If you exercise the GMIB Plus II, you must elect to receive Annuity Payments under one of the following fixed Annuity
Options:


(1)  Life annuity with 5 years of Annuity Payments guaranteed.


(2) Joint and last survivor annuity with 5 years of Annuity Payments guaranteed. Based on federal tax rules, this option is not available for Qualified Contracts where the difference in ages of the joint Annuitants, who are not spouses, is greater than 10 years. (See "Annuity Payments (The Income Phase).")


These options are described in the contract and the GMIB Plus II rider.


The GMIB Annuity Table is specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with a 10-year age set back with interest of 1.5% per annum for GMIB Plus II. As with other payout types, the amount you receive as an income payment also depends on the Annuity Option you select, your age, and (where permitted by law) your sex. For GMIB Plus II, the annuity rates for attained ages 86 to 90 are the same as those for attained age
85. THE ANNUITY RATES IN THE GMIB ANNUITY TABLE ARE CONSERVATIVE AND A WITHDRAWAL CHARGE MAY BE APPLICABLE, SO THE AMOUNT OF GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB PRODUCES MAY BE LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING YOUR ACCOUNT VALUE ON YOUR ANNUITY DATE TO THEN-CURRENT ANNUITY PURCHASE RATES.


If you exercise the GMIB Plus II, your Annuity Payments will be the greater of:

o the Annuity Payment determined by applying the amount of the Income Base to the GMIB Annuity Table, or


o the Annuity Payment determined for the same Annuity Option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")


IF THE AMOUNT OF THE GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB PLUS II PRODUCES IS LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING YOUR ACCOUNT VALUE ON THE ANNUITY DATE TO THE THEN-CURRENT ANNUITY PURCHASE RATES, THEN YOU WOULD HAVE PAID FOR A BENEFIT THAT YOU DID NOT USE.



If you take a full withdrawal of your Account Value, your contract is terminated by us due to its small Account Value and inactivity (see "Purchase - Termination for Low Account Value"), or your contract lapses and there remains any Income Base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the Income Base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.



ENHANCED PAYOUT RATES. The GMIB payout rates are enhanced under the following circumstances. If:


o  you take no withdrawals prior to age 62;


o your Account Value is fully withdrawn or decreases to zero at or after your 62nd birthday and there is an Income Base remaining; and


o the Annuity Option you select is the single life annuity with 5 years of Annuity Payments guaranteed;


then the annual Annuity Payments under the GMIB Plus II rider will equal or exceed 5.5% of the Income Base (calculated on the date the payments are determined).


Alternatively, if:


o  you take no withdrawals prior to age 60;


o your Account Value is fully withdrawn or decreases to zero at or after your 60th birthday and there is an Income Base remaining; and


o the Annuity Option you select is the single life annuity with 5 years of Annuity Payments guaranteed;


then the annual Annuity Payments under the GMIB Plus II rider will equal or exceed 5% of the Income Base (calculated on the date the payments are determined).


If an Owner dies and the Owner's spouse (age 89 or younger) is the Beneficiary of the contract, the spouse may elect to continue the contract and the GMIB Plus II rider. If the spouse elects to continue the contract and the Owner had begun to take withdrawals prior to his or her death, and the Owner was older than the spouse, the spouse's eligibility for the enhanced payout rates described above is based on the Owner's age when the withdrawals began. For example, if an Owner had begun to take withdrawals at age 60 and subsequently died, if that Owner's spouse continued the contract and the GMIB Plus II rider, the spouse would be eligible for the 5% enhanced payout rate described above, even if the spouse were younger than age 60 at the time the contract was continued. If the spouse elects to continue the contract and the Owner had not taken any withdrawals prior to his or her death, the spouse's eligibility for the enhanced payout rates described above is based on the spouse's age when the spouse begins to take withdrawals.


If you choose not to receive Annuity Payments as guaranteed under the GMIB Plus II, you may elect any of the Annuity Options available under the contract.


TERMINATING THE GMIB PLUS II RIDER. Except as otherwise provided in the GMIB Plus II rider, the GMIB Plus II will terminate upon the earliest of:


    a) The 30th day following the contract anniversary prior to your 91st birthday;


    b) The date you make a complete withdrawal of your Account Value (if there is an Income Base remaining you will receive payments based on the remaining Income Base) (a pro rata portion of the rider charge will be assessed);


    c) The date you elect to receive Annuity Payments under the contract and you do not elect to receive payments under the GMIB (a pro rata portion of the rider charge will be assessed);


    d) Death of the Owner or Joint Owner (unless the spouse (age 89 or younger) is the Beneficiary and elects to continue the contract), or death of the Annuitant if a non-natural person owns the contract;

    e) A change for any reason of the Owner or Joint Owner or the Annuitant, if a non-natural person owns the contract, subject to our administrative procedures (a pro rata portion of the rider charge will be assessed);


    f)    The effective date of the Guaranteed Principal Option; or


    g) The date you assign your contract (a pro rata portion of the rider charge will be assessed).



If an Owner or Joint Owner dies and:


o the spouse elects to continue the contract and the GMIB rider under termination provision d) above; and


o before the 10-year waiting period to exercise the GMIB rider has elapsed, the GMIB rider will terminate under termination provision a) above (because it is the 30th day following the contract anniversary prior to the spouse's 91st birthday);


we will permit the spouse to exercise the GMIB rider within the 30 days following the contract anniversary prior to his or her 91st birthday, even though the 10-year waiting period has not elapsed.



Under our current administrative procedures, we will waive the termination of the GMIB Plus II rider if you assign a portion of the contract under the following limited circumstances: if the assignment is solely for your benefit on account of your direct transfer of Account Value under Section 1035 of the Internal Revenue Code to fund premiums for a long term care insurance policy or Purchase Payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.


When the GMIB Plus II rider terminates, the corresponding GMIB Plus II rider charge terminates and the GMIB Plus II investment allocation restrictions no longer apply.


For contracts issued with the GMIB Plus II rider from February 24, 2009 through
-------------------------------------------------------------------------------
May 1, 2009, the following differences apply:
-----------


(1) The annual increase rate is 6% through the contract anniversary immediately prior to your 91st birthday, and 0% per year thereafter.


(2) If total withdrawals in a Contract Year are 6% or less of the Annual Increase Amount on the issue date or on the prior contract anniversary after the first Contract Year, and if these withdrawals are paid to you (or the Annuitant if the contract is owned by a non-natural person) or to another payee we agree to, the total withdrawal adjustments for that Contract Year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that Contract Year.


(3) The fixed Annuity Options are the single life annuity with 10 years of Annuity Payments guaranteed (if you choose to start the Annuity Option after age 79, the year of the Guarantee Period component of the Annuity Option is reduced to: 9 years at age 80, 8 years at age 81, 7 years at age 82, 6 years at age 83, or 5 years at ages 84 through 90) or the joint and last survivor annuity with 10 years of Annuity Payments guaranteed (not available for Qualified Contracts where the difference in ages of the joint Annuitants is greater than 10 years; this limitation only applies to joint Annuitants who are not spouses).


(4) Different investment allocation restrictions apply. (See "Purchase - Investment Allocation Restrictions for Certain Riders.")


(5) If your Income Base is increased due to an Optional Step-Up on a contract anniversary occurring on July 1, 2012 or later, we currently will increase the rider charge to 1.20% of the Income Base, applicable after the contract anniversary on which the Optional Step-Up occurs.


(6) The GMIB Annuity Table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 1.5% per annum.


(7) The GMIB payout rates are enhanced to be at least (a) 6% of the Income Base (calculated on the date the payments are determined) in the event:
     (i) you take no withdrawals prior to age 62; (ii) your Account Value is fully withdrawn or decreases to zero on or after your 62nd birthday and there is an Income Base remaining; and (iii) the Annuity Option you select is the single life annuity with 10 years of Annuity Payments guaranteed, or (b) 5% of the Income Base (calculated on the date the payments are determined) if: (i) you take no withdrawals prior to age 60; (ii) your Account Value is fully withdrawn or decreases to zero on or after your 60th birthday and there is an Income Base remaining; and (iii) the Annuity Option you select is the single life annuity with 10 years of Annuity Payments guaranteed.


For contracts issued with the GMIB Plus II rider on or before February 23,
--------------------------------------------------------------------------
2009, differences (1) through (5) above apply, and the following replaces
----
differences (6) and (7):


(6) The GMIB Annuity Table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum.


(7) The GMIB payout rates are enhanced to be at least 6% of the Income Base (calculated on the date the payments are determined) in the event: (i) you take no withdrawals prior to age 60; (ii) your Account Value is fully withdrawn or decreases to zero on or after your 60th birthday and there is an Income Base remaining; and (iii) the Annuity Option you select is the single life annuity with 10 years of Annuity Payments guaranteed.


(See Appendix D for examples illustrating the operation of the GMIB Plus II.)


DESCRIPTION OF GMIB PLUS I


In states where approved, the GMIB Plus I is available only for Owners up through age 75, and you can only elect GMIB Plus I at the time you purchase the contract. GMIB Plus I may be exercised after a 10-year waiting period and then only within 30 days following a contract anniversary, provided that the exercise must occur no later than the 30-day period following the contract anniversary on or following the Owner's 85th birthday.


GMIB Plus I is otherwise identical to GMIB Plus II, with the following exceptions:


(1) The GMIB Plus I Income Base is calculated as described above, except that the annual increase rate is 6% per year through the contract anniversary on or following the Owner's 85th birthday and 0% thereafter.


(2) An "Optional Step-Up" under the GMIB Plus II rider is referred to as an "Optional Reset" under the GMIB Plus I rider. An Optional Reset is permitted only if: (a) the Account Value exceeds the Annual Increase Amount immediately before the reset; and (b) the Owner (or older Joint Owner, or Annuitant if the contract is owned by a non-natural person) is not older than age 75 on the date of the Optional Reset.


(3) If your Income Base is increased due to an Optional Reset on a contract anniversary occurring on July 1, 2012 or later, we currently will increase the rider charge to 1.20% of the Income Base, applicable after the contract anniversary on which the Optional Reset occurs.


(4) The Guaranteed Principal Option may be exercised on each contract anniversary starting with the tenth contract anniversary and through the contract anniversary prior to the Owner's 86th birthday.


(5) We reserve the right to prohibit an Optional Reset if we no longer offer this benefit for this class of contract. We are waiving this right with respect to purchasers of the contract offered by this prospectus who elect or have elected the GMIB Plus I rider and will allow Optional Resets by those purchasers even if this benefit is no longer offered for this class of contract.


(6) The fixed Annuity Options are the single life annuity with 10 years of Annuity Payments guaranteed (if you choose to start the Annuity Option after age 79, the year of the Guarantee Period component of the Annuity Option is reduced to: 9 years at age 80, 8 years at age 81, 7 years at age 82, 6 years at age 83, or 5 years at ages 84 and 85) or the joint and last survivor annuity with 10 years of Annuity Payments guaranteed (not available for Qualified Contracts where the difference in ages of the joint Annuitants is greater than 10 years; this limitation only applies to joint Annuitants who are not spouses).


(7) Termination provision g) above does not apply, and the following replaces termination provision a), above:


    The 30th day following the contract anniversary on or following your 85th birthday.


    and the following replaces termination provision d), above:


    Death of the Owner or Joint Owner (unless the spouse (age 84 or younger) is the Beneficiary and elects to continue the contract), or death of the Annuitant if a non-natural person owns the contract.



     If an Owner or Joint Owner dies and:

   o the spouse elects to continue the contract and the GMIB rider under termination provision d) above; and


   o before the 10-year waiting period to exercise the GMIB rider has elapsed, the GMIB rider will terminate under termination provision a) above (because it is the 30th day following the contract anniversary on or following the spouse's 85th birthday);


    we will permit the spouse to exercise the GMIB rider within the 30 days following the contract anniversary on or following his or her 85th birthday, even though the 10-year waiting period has not elapsed.



(8) The GMIB Annuity Table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum.


(9) If approved in your state, the GMIB payout rates are enhanced to be at least 6% of the Income Base (calculated on the date the payments are determined) in the event: (i) you take no withdrawals prior to age 60;
     (ii) your Account Value is fully withdrawn or decreases to zero on or after your 60th birthday and there is an Income Base remaining; and (iii) the Annuity Option you select is the single life annuity with 10 years of Annuity Payments guaranteed.


(10) If you elect the GMIB Plus I, you are limited to allocating your Purchase Payments and Account Value among the Fixed Account and the following Investment Portfolios:


    (a)    the AllianceBernstein Global Dynamic Allocation Portfolio



    (b)    the Allianz Global Investors Dynamic Multi-Asset Plus Portfolio


    (c)    the American Funds (Reg. TM) Balanced Allocation Portfolio


    (d)    the American Funds (Reg. TM) Growth Allocation Portfolio


    (e)    the American Funds (Reg. TM) Moderate Allocation Portfolio


    (f)    the AQR Global Risk Balanced Portfolio


    (g)    the Barclays Aggregate Bond Index Portfolio


    (h)    the BlackRock Global Tactical Strategies Portfolio


    (i)    the BlackRock Money Market Portfolio


    (j)    the Invesco Balanced-Risk Allocation Portfolio


    (k)    the JPMorgan Global Active Allocation Portfolio


    (l)    the MetLife Asset Allocation 20 Portfolio


    (m)    the MetLife Asset Allocation 40 Portfolio


    (n)    the MetLife Asset Allocation 60 Portfolio


    (o)    the MetLife Asset Allocation 80 Portfolio


    (p)    the MetLife Balanced Plus Portfolio


    (q)    the MetLife Multi-Index Targeted Risk Portfolio


    (r)    the PanAgora Global Diversified Risk Portfolio


    (s)    the Pyramis (Reg. TM) Government Income Portfolio




    (t)    the Pyramis (Reg. TM) Managed Risk Portfolio


    (u)    the Schroders Global Multi-Asset Portfolio


    (v)    the SSgA Growth and Income ETF Portfolio


    (w)    the SSgA Growth ETF Portfolio



If you elect the GMIB Plus I, you may not participate in the Dollar Cost Averaging (DCA) program. However, you may elect to participate in the Enhanced Dollar Cost Averaging (EDCA) program, provided that your destination Investment Portfolios are one or more of the above-listed Investment Portfolios.


CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. Subsequent Purchase Payments under the GMIB Plus I rider are restricted as described in "Purchase - Restrictions on Subsequent Purchase Payments for GMIB I, GMIB Plus I, GWB I, Enhanced GWB, Lifetime Withdrawal Guarantee I, and GMAB."


For contracts issued before July 16, 2007, the enhanced GMIB payout rates
-----------------------------------------
described in item (9) above will not be applied.


For contracts issued before February 26, 2007, we offered a version of the GMIB
---------------------------------------------
Plus I that is no longer available. Under this prior version, when we calculate the Annual Increase Amount: (1) the annual increase rate is 5% per year through the contract anniversary on or following the Owner's 85th birthday; and (2) the amount of total withdrawal adjustments for a Contract Year will be set equal to the dollar amount of total withdrawals in such Contract Year, provided that such total withdrawals do not exceed 5% of the Annual Increase Amount on the issue date or on the prior contract anniversary after the first Contract Year. The rider charge for this prior version of the GMIB Plus I is 0.75% of the Income Base. If your Income Base is increased due to an Optional Reset on a contract anniversary occurring on July 1, 2012 or later, we currently will increase the rider charge to 1.00% of the Income Base, applicable after the contract anniversary on which the Optional Reset occurs.


For contracts issued before February 27, 2006, you may elect an Optional Reset
---------------------------------------------
under the GMIB Plus I as described above, except that: 1) you may elect an Optional Reset on any contract anniversary only on or after the third contract anniversary, and you may then elect an Optional Reset at any subsequent contract anniversary only if it has been at least three years since the last Optional Reset; and 2) you are required to affirmatively elect an Optional Reset in accordance with the procedures described above; the Automatic Annual Step-Up feature is not available. By endorsement, we have enhanced your contract to change the frequency of the Optional Resets from every third contract anniversary to every contract anniversary. You will also be able to elect Automatic Annual Step-Ups, as described above. The rider charge for this prior version of the GMIB Plus I is 0.75% of the Income Base. If your Income Base is increased due to an Optional Reset on a contract anniversary occurring on July 1, 2012 or later, we currently will increase the rider charge to 1.00% of the Income Base, applicable after the contract anniversary on which the Optional Reset occurs.


DESCRIPTION OF GMIB II


In states where approved, GMIB II was available only for Owners up through age 75, and you could only elect GMIB II at the time you purchased the contract. GMIB II may be exercised after a 10-year waiting period and then only within 30 days following a contract anniversary, provided that the exercise must occur no later than the 30-day period following the contract anniversary on or following the Owner's 85th birthday.


GMIB II is otherwise identical to the GMIB Plus II, with the following exceptions:


(1) The rider charge for GMIB II is lower (see "Expenses-Guaranteed Minimum Income Benefit-Rider Charge").


(2) The GMIB II Income Base is calculated as described above, except that, for purposes of calculating the Annual Increase Amount:


     a. the annual increase rate is 5% per year through the contract anniversary on or following the Owner's 85th birthday and 0% thereafter, and


     b. the amount of total withdrawal adjustments for a Contract Year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in such Contract Year provided that such total withdrawals do not exceed 5% of the Annual Increase Amount on the issue date or on the prior contract anniversary after the first Contract Year.


(3)  There is no Guaranteed Principal Option.


(4)  There is no Optional Step-Up feature.


(5) The fixed Annuity Options are the single life annuity with 10 years of Annuity Payments guaranteed (if you choose to start the Annuity Option after age 79, the year of the Guarantee Period component of the Annuity Option is reduced to: 9 years at age 80, 8 years at age 81, 7 years at age 82, 6 years at age 83, or 5 years at ages 84 and 85) or the joint and last survivor annuity with 10 years of Annuity Payments guaranteed (not available for Qualified Contracts where the difference in ages of the joint Annuitants is greater than 10 years; this limitation only applies to joint Annuitants who are not spouses).


(6) The GMIB Annuity Table is the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum and GMIB payout rates are not enhanced.


(7)  The following replaces termination provision a), above:


    The 30th day following the contract anniversary on or following your 85th birthday.


(8)  The following replaces termination provision d), above:


     Death of the Owner or Joint Owner (unless the spouse (age 84 or younger) is the Beneficiary and elects to continue the contract), or death of the Annuitant if a non-natural person owns the contract.



(9)   If an Owner or Joint Owner dies and:



   o the spouse elects to continue the contract and the GMIB rider under termination provision d) above; and


   o before the 10-year waiting period to exercise the GMIB rider has elapsed, the GMIB rider will terminate under termination provision a) above (because it is the 30th day following the contract anniversary on or following the spouse's 85th birthday);


    we will permit the spouse to exercise the GMIB rider within the 30 days following the contract anniversary on or following his or her 85th birthday, even though the 10-year waiting period has not elapsed.


(10) The following replaces termination provision e), above:



    A change for any reason of the Owner or Joint Owner or the Annuitant, if a non-natural person owns the contract. Currently we follow our administrative procedures regarding termination for a change of Owner or Joint Owner or Annuitant, if a non-natural person owns the contract.



(11) Termination provisions f) and g), above, do not apply.


(12) There are no limitations to how you may allocate your Purchase Payments and Account Value among the Investment Portfolios, and you may participate in the Dollar Cost Averaging (DCA) program.


(13) Subsequent Purchase Payments are not currently restricted under the GMIB II rider.



(See Appendix D for examples illustrating the operation of GMIB II.)


DESCRIPTION OF GMIB I


In states where approved, you could only elect the GMIB I rider at the time you purchased the contract and if you were age 75 or less. Once elected, the rider cannot be terminated except as described below. GMIB I may be exercised after a 10-year waiting period, up through age 85, within 30 days following a contract anniversary.


GMIB I is identical to GMIB II, with the following exceptions:


(1) The GMIB I Income Base is calculated as described above for GMIB Plus II, except that:


     a) Withdrawals may be payable as you direct without affecting the withdrawal adjustments;


     b) The annual increase rate is 6% per year through the contract anniversary immediately prior to the Owner's 81st birthday and 0% thereafter; and


     c) If total withdrawals in a Contract Year are 6% or less of the Annual Increase Amount on the issue date or previous contract anniversary, if later, the total withdrawal adjustments for that Contract Year will be set equal to the dollar amount of total withdrawals in that Contract Year.


(2)  The following replaces termination provision d), above:


     Death of the Owner or death of the Annuitant if a non-natural person owns the contract.


(3) If you take a full withdrawal of your Account Value, your contract is terminated by us due to its small Account Value and inactivity (see "Purchase - Termination for Low Account Value"), or your contract lapses, the GMIB I rider terminates (even if there remains any Income Base) and no payments will be made under the rider.


CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. Subsequent Purchase Payments under the GMIB I rider are restricted as described in "Purchase - Restrictions on Subsequent Purchase Payments for GMIB I, GMIB Plus I, GWB I, Enhanced GWB, Lifetime Withdrawal Guarantee I, and GMAB."


We currently waive the contractual requirement that terminates the GMIB I rider in the event of the death of the Owner in circumstances where the spouse of the Owner elects to continue the contract. (See "Death Benefit -
General Death Benefit Provisions.") In such event, the GMIB I rider will automatically continue unless the spouse elects to terminate the rider. We are permanently waiving this requirement with respect to purchasers of the contract offered by this prospectus who have elected GMIB I.


GUARANTEED WITHDRAWAL BENEFITS


We offer optional guaranteed withdrawal benefit riders for an additional charge. There are four different versions of the GWB under this contract:
Lifetime Withdrawal Guarantee II (LWG II), Lifetime Withdrawal Guarantee I (LWG
I), Enhanced Guaranteed Withdrawal Benefit (Enhanced GWB), and Guaranteed Withdrawal Benefit I (GWB I).


There may be versions of each rider that vary by issue date and state availability. In addition, a version of a rider may become available (or unavailable) in different states at different times. Please check with your registered representative regarding which version(s) are available in your state. If you have already been issued a contract, please check your contract and riders for the specific provisions applicable to you.


Each of the guaranteed withdrawal benefit riders guarantees that the entire amount of Purchase Payments you make will be returned to you through a series of withdrawals that you may begin taking immediately or at a later time, provided withdrawals in any Contract Year do not exceed the maximum amount allowed. This means that, regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the Purchase Payments you made during the time period specified in your rider has been returned to you. Moreover, if you make your first withdrawal on or after the date you reach age 59 1/2, the Lifetime Withdrawal Guarantee riders guarantee income for your life (and the life of your spouse, if the Joint Life version of the rider was elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even after the entire amount of Purchase Payments has been returned. (See "Description of the Lifetime Withdrawal Guarantee II" below.)


If you purchase a guaranteed withdrawal benefit rider, you must elect one version at the time you purchase the contract, prior to age 81. You may not have this benefit and another living benefit (GMIB or GMAB) or the Enhanced Death Benefit I rider in effect at the same time. Once elected, these riders may not be terminated except as stated below.


FACTS ABOUT GUARANTEED WITHDRAWAL BENEFIT RIDERS


MANAGING WITHDRAWALS. The rider guarantees may be reduced if your annual withdrawals are greater than the maximum amount allowed, called the Annual Benefit Payment, which is described in more detail below. The GWB does not establish or guarantee an Account Value or minimum return for any Investment Portfolio. THE BENEFIT BASE (AS DESCRIBED BELOW) UNDER THE ENHANCED GWB AND GWB I, AND THE REMAINING GUARANTEED WITHDRAWAL AMOUNT (AS DESCRIBED BELOW) UNDER THE LIFETIME WITHDRAWAL GUARANTEE, CANNOT BE TAKEN AS A LUMP SUM. (However, if you cancel the Lifetime Withdrawal Guarantee riders after a waiting period of at least fifteen years, the Guaranteed Principal Adjustment will increase your Account Value to the Purchase Payments credited within the first 120 days of the date that we issue the contract, reduced proportionately for any withdrawals. See "Description of the Lifetime Withdrawal Guarantee II-Cancellation and Guaranteed Principal Adjustment" below.) Income taxes and penalties may apply to your withdrawals, and withdrawal charges may apply to withdrawals during the first Contract Year unless you take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of Purchase Payments that exceed the free withdrawal amount. (See "Expenses-Withdrawal Charge.")


IF IN ANY CONTRACT YEAR YOU TAKE CUMULATIVE WITHDRAWALS THAT EXCEED THE ANNUAL BENEFIT PAYMENT, THE TOTAL PAYMENTS THAT THE GUARANTEED WITHDRAWAL BENEFIT RIDERS GUARANTEE THAT YOU OR YOUR BENEFICIARY WILL RECEIVE FROM THE CONTRACT OVER TIME MAY BE LESS THAN THE INITIAL GUARANTEED WITHDRAWAL AMOUNT FOR THE ENHANCED GWB AND GWB I OR THE INITIAL TOTAL GUARANTEED WITHDRAWAL AMOUNT FOR THE LIFETIME WITHDRAWAL GUARANTEE RIDERS. THIS REDUCTION MAY BE SIGNIFICANT AND MEANS THAT RETURN OF YOUR PURCHASE PAYMENTS MAY BE LOST. THE RIDER CHARGE WILL CONTINUE TO BE DEDUCTED AND CALCULATED BASED ON THE GUARANTEED WITHDRAWAL AMOUNT FOR THE ENHANCED GWB AND GWB I OR THE TOTAL GUARANTEED WITHDRAWAL AMOUNT FOR THE LIFETIME WITHDRAWAL GUARANTEE RIDERS UNTIL TERMINATION OF THE RIDER.


For purposes of calculating the Guaranteed Withdrawal Amount for the Enhanced GWB and GWB I or the Total Guaranteed Withdrawal Amount for the Lifetime Withdrawal Guarantee riders, Purchase Payment Credits are not included.


RIDER CHARGES. If a Lifetime Withdrawal Guarantee rider is in effect, we will continue to assess the Lifetime Withdrawal Guarantee rider charge even in the case where your Remaining Guaranteed Withdrawal Amount, as described below, equals zero. However, if the Enhanced GWB or GWB I rider is in effect, we will not continue to assess the GWB rider charge if your Benefit Base, as described below, equals zero.


WITHDRAWAL CHARGE. We will apply a withdrawal charge to withdrawals from Purchase Payments of up to 8% of Purchase Payments taken in the first nine years following receipt of the applicable Purchase Payment. (See "Expenses - Withdrawal Charge - Free Withdrawal Amount" and "Access to Your Money - Systematic Withdrawal Program.")


TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.


TAX TREATMENT. THE TAX TREATMENT OF WITHDRAWALS UNDER THE GWB RIDERS IS UNCERTAIN. IT IS CONCEIVABLE THAT THE AMOUNT OF POTENTIAL GAIN COULD BE DETERMINED BASED ON THE BENEFIT BASE FOR THE ENHANCED GWB AND GWB I OR THE

REMAINING GUARANTEED WITHDRAWAL AMOUNT UNDER THE LIFETIME WITHDRAWAL GUARANTEE RIDERS AT THE TIME OF THE WITHDRAWAL, IF THE BENEFIT BASE OR REMAINING GUARANTEED WITHDRAWAL AMOUNT IS GREATER THAN THE ACCOUNT VALUE (PRIOR TO WITHDRAWAL CHARGES, IF APPLICABLE). THIS COULD RESULT IN A GREATER AMOUNT OF TAXABLE INCOME REPORTED UNDER A WITHDRAWAL AND CONCEIVABLY A LIMITED ABILITY TO RECOVER ANY REMAINING BASIS IF THERE IS A LOSS ON SURRENDER OF THE CONTRACT. CONSULT YOUR TAX ADVISER PRIOR TO PURCHASE.


LIFETIME WITHDRAWAL GUARANTEE, GWB, AND DECEDENT CONTRACTS. If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the Beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may not purchase the Lifetime Withdrawal Guarantee rider.


If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any Non-Qualified annuity contract of which you were the Beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may not purchase the Enhanced GWB or GWB I rider.


(See Appendix E for examples of the GWB riders.)


DESCRIPTION OF THE LIFETIME WITHDRAWAL GUARANTEE II


TOTAL GUARANTEED WITHDRAWAL AMOUNT. While the Lifetime Withdrawal Guarantee II rider is in effect, we guarantee that you will receive a minimum amount over time. We refer to this minimum amount as the TOTAL GUARANTEED WITHDRAWAL AMOUNT. The initial Total Guaranteed Withdrawal Amount is equal to your initial Purchase Payment. We increase the Total Guaranteed Withdrawal Amount (up to a maximum of $10,000,000) by each additional Purchase Payment. If you take a withdrawal that does not exceed the Annual Benefit Payment (see "Annual Benefit Payment" below), then we will not reduce the Total Guaranteed Withdrawal Amount. We refer to this type of withdrawal as a Non-Excess Withdrawal. If, however, you take a withdrawal that results in cumulative withdrawals for the current Contract Year that exceed the Annual Benefit Payment, then we will reduce the Total Guaranteed Withdrawal Amount in the same proportion that the entire withdrawal (including any applicable withdrawal charges) reduced the Account Value. We refer to this type of withdrawal as an Excess Withdrawal. THIS REDUCTION MAY BE SIGNIFICANT, PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE TOTAL GUARANTEED WITHDRAWAL AMOUNT (SEE "MANAGING YOUR WITHDRAWALS" BELOW). Limiting your cumulative withdrawals during a Contract Year to not more than the Annual Benefit Payment will result in dollar-for-dollar treatment of the withdrawals.


REMAINING GUARANTEED WITHDRAWAL AMOUNT. The REMAINING GUARANTEED WITHDRAWAL AMOUNT is the remaining amount you are guaranteed to receive over time. The initial Remaining Guaranteed Withdrawal Amount is equal to the initial Total Guaranteed Withdrawal Amount. We increase the Remaining Guaranteed Withdrawal Amount (up to a maximum of $10,000,000) by additional Purchase Payments, and we decrease the Remaining Guaranteed Withdrawal Amount by withdrawals. If you take a Non-Excess Withdrawal, we will decrease the Remaining Guaranteed Withdrawal Amount, dollar-for-dollar, by the amount of the Non-Excess Withdrawal (including any applicable withdrawal charges). If, however, you take an Excess Withdrawal, then we will reduce the Remaining Guaranteed Withdrawal Amount in the same proportion that the withdrawal (including any applicable withdrawal charges) reduces the Account Value. THIS REDUCTION MAY BE SIGNIFICANT, PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE REMAINING GUARANTEED WITHDRAWAL AMOUNT (SEE "MANAGING YOUR WITHDRAWALS" BELOW). Limiting your cumulative withdrawals during a Contract Year to not more than the Annual Benefit Payment will result in dollar-for-dollar treatment of the withdrawals. As described below under "Annual Benefit Payment," the Remaining Guaranteed Withdrawal Amount is the total amount you are guaranteed to receive over time if you take your first withdrawal before the Owner or older Joint Owner (or the Annuitant if the Owner is a non-natural person) is age 59 1/2. The Remaining Guaranteed Withdrawal Amount is also used to calculate an alternate death benefit available under the Lifetime Withdrawal Guarantee (see "Additional Information" below).


AUTOMATIC ANNUAL STEP-UP. On each contract anniversary prior to the Owner's 91st birthday, an Automatic Annual Step-Up will occur, provided that the

Account Value exceeds the Total Guaranteed Withdrawal Amount (after compounding) immediately before the step-up (and provided that you have not chosen to decline the step-up as described below).


The Automatic Annual Step-Up:


o resets the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount to the Account Value on the date of the step-up, up to a maximum of $10,000,000, regardless of whether or not you have taken any withdrawals;


o resets the Annual Benefit Payment equal to 5% of the Total Guaranteed Withdrawal Amount after the step-up (or 6% if you make your first withdrawal during a Contract Year in which the Owner (or older Joint Owner, or Annuitant if the Owner is a non-natural person) attains or will attain age 76 or older); and


o may reset the LWG II rider charge to a rate that does not exceed the lower of: (a) the Maximum Automatic Annual Step-Up Charge (1.60% for the Single Life version or 1.80% for the Joint Life version) or (b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Automatic Annual Step-Up.


For contracts issued on or before February 23, 2009, the maximum charge upon an
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Automatic Annual Step-Up is 1.25% (Single Life version) or 1.50% (Joint Life version).


In the event that the charge applicable to contract purchases at the time of the step-up is higher than your current LWG II rider charge, we will notify you in writing a minimum of 30 days in advance of the applicable contract anniversary and inform you that you may choose to decline the Automatic Annual Step-Up. If you choose to decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the step-ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement. Please note that the Automatic Annual Step-Up may be of limited benefit if you intend to make Purchase Payments that would cause your Account Value to approach $10,000,000, because the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount cannot exceed $10,000,000.


For contracts issued on or before February 23, 2009, if your Total Guaranteed
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Withdrawal Amount is increased due to an Automatic Annual Step-Up on a contract anniversary occurring on July 1, 2012 or later, we currently will increase the rider charge for the Single Life version to 0.95% of the Total Guaranteed Withdrawal Amount, and we will increase the rider charge for the Joint Life version to 1.20% of the Total Guaranteed Withdrawal Amount, applicable after the contract anniversary on which the Automatic Annual Step-Up occurs.


ANNUAL BENEFIT PAYMENT. The initial ANNUAL BENEFIT PAYMENT is equal to the initial Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate (6% Withdrawal Rate if you make your first withdrawal during a Contract Year in which the Owner (or older Joint Owner, or Annuitant if the Owner is a non-natural person) attains or will attain age 76 or older). If the Total Guaranteed Withdrawal Amount is later recalculated (for example, because of additional Purchase Payments, the Automatic Annual Step-Up, or Excess Withdrawals), the Annual Benefit Payment is reset equal to the new Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate (6% Withdrawal Rate if you make your first withdrawal during a Contract Year in which the Owner (or older Joint Owner, or Annuitant if the Owner is a non-natural person) attains or will attain age 76 or older).


IT IS IMPORTANT TO NOTE:


o If you take your first withdrawal before the date you reach age 59 1/2, we will continue to pay the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted, even if your Account Value declines to zero. This means if your Account Value is depleted due to a Non-Excess Withdrawal or the deduction of the rider charge, and your Remaining Guaranteed Withdrawal Amount is greater than zero, we will pay you the remaining Annual Benefit Payment, if any, not yet withdrawn during the Contract Year that the Account Value was depleted, and beginning in the following Contract Year, we will continue paying the Annual Benefit Payment to you each year until your Remaining Guaranteed Withdrawal Amount is depleted. This guarantees that you will receive your Purchase Payments even if your Account Value declines to zero due to market performance, so long as you do not take Excess Withdrawals; however, you will not be guaranteed income for the rest of your life.


o If you take your first withdrawal on or after the date you reach age 59 1/2, we will continue to pay the Annual Benefit Payment each year for the rest of your life (and the life of your spouse, if the Joint Life version of the rider was elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even if your Remaining Guaranteed Withdrawal Amount and/or Account Value declines to zero. This means if your Remaining Guaranteed Withdrawal Amount and/or your Account Value is depleted due to a Non-Excess Withdrawal or the deduction of the rider charge, we will pay to you the remaining Annual Benefit Payment, if any, not yet withdrawn during that Contract Year that the Account Value was depleted, and beginning in the following Contract Year, we will continue paying the Annual Benefit Payment to you each year for the rest of your life (and your spouse's life, if the Joint Life version of the rider was elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation). Therefore, you will be guaranteed income for life.


o If you take your first withdrawal during a Contract Year in which the Owner (or older Joint Owner, or Annuitant if the Owner is a non-natural person) attains or will attain age 76 or older, your Annual Benefit payment will be set equal to a 6% Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount.


o IF YOU HAVE ELECTED THE LWG II, YOU SHOULD CAREFULLY CONSIDER WHEN TO BEGIN TAKING WITHDRAWALS. IF YOU BEGIN TAKING WITHDRAWALS TOO SOON, YOU MAY
     LIMIT THE VALUE OF THE LWG II. FOR EXAMPLE, IF YOU DELAY TAKING
     WITHDRAWALS FOR TOO LONG, YOU MAY LIMIT THE NUMBER OF YEARS AVAILABLE FOR YOU TO TAKE WITHDRAWALS IN THE FUTURE (DUE TO LIFE EXPECTANCY) AND YOU MAY BE PAYING FOR A BENEFIT YOU ARE NOT USING.


o You have the option of receiving withdrawals under the LWG II rider or receiving payments under an annuity income option. You should consult with your registered representative when deciding how to receive income under this contract. In making this decision, you should consider many factors, including the relative amount of current income provided by the two options, the potential ability to receive higher future payments through potential increases to the value of the LWG II (as described below), your potential need to make additional withdrawals in the future, and the relative values to you of the death benefits available prior to and after annuitization. (See "Lifetime Withdrawal Guarantee and Annuitization" below.)


MANAGING YOUR WITHDRAWALS. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this rider, your annual withdrawals cannot exceed the Annual Benefit Payment each Contract Year. In other words, you should not take Excess Withdrawals. We do not include withdrawal charges for the purpose of calculating whether you have taken an Excess Withdrawal. IF YOU DO TAKE AN EXCESS WITHDRAWAL, WE WILL RECALCULATE THE TOTAL GUARANTEED WITHDRAWAL AMOUNT AND REDUCE THE ANNUAL BENEFIT PAYMENT TO THE NEW TOTAL GUARANTEED WITHDRAWAL AMOUNT MULTIPLIED BY THE 5% WITHDRAWAL RATE (6% WITHDRAWAL RATE IF YOU MAKE YOUR FIRST WITHDRAWAL DURING A CONTRACT YEAR IN WHICH THE OWNER (OR OLDER JOINT OWNER, OR ANNUITANT IF THE OWNER IS A NON-NATURAL PERSON) ATTAINS OR WILL ATTAIN AGE 76 OR OLDER).


IN ADDITION, AS NOTED ABOVE, IF YOU TAKE AN EXCESS WITHDRAWAL, WE WILL REDUCE THE REMAINING GUARANTEED WITHDRAWAL AMOUNT IN THE SAME PROPORTION THAT THE WITHDRAWAL REDUCES THE ACCOUNT VALUE. THESE REDUCTIONS IN THE TOTAL GUARANTEED WITHDRAWAL AMOUNT, ANNUAL BENEFIT PAYMENT, AND REMAINING GUARANTEED WITHDRAWAL AMOUNT MAY BE SIGNIFICANT. You are still eligible to receive either lifetime payments or the remainder of the Remaining Guaranteed Withdrawal Amount so long as the withdrawal that exceeded the Annual Benefit Payment did not cause your Account Value to decline to zero. AN EXCESS WITHDRAWAL THAT REDUCES THE ACCOUNT VALUE TO ZERO WILL TERMINATE THE CONTRACT.


You can always take Non-Excess Withdrawals. However, if you choose to receive only a part of your Annual Benefit Payment in any given Contract Year, your Annual Benefit Payment is not cumulative and your Remaining Guaranteed Withdrawal Amount and Annual Benefit Payment will not increase. For example, since your Annual

Benefit Payment is 5% of your Total Guaranteed Withdrawal Amount (or 6% if you make your first withdrawal during a Contract Year in which the Owner (or older Joint Owner, or Annuitant if the Owner is a non-natural person) attains or will attain age 76 or older), you cannot withdraw 3% of the Total Guaranteed Withdrawal Amount in one year and then withdraw 7% of the Total Guaranteed Withdrawal Amount the next year without making an Excess Withdrawal in the second year.


REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. If you enroll in the Automated Required Minimum Distribution Program and elect annual withdrawals, AFTER THE FIRST CONTRACT YEAR, we will increase your Annual Benefit Payment to equal your most recently calculated required minimum distribution amount, if such amount is greater than your Annual Benefit Payment. Otherwise, any cumulative withdrawals you make to satisfy your required minimum distribution amount will be treated as Excess Withdrawals if they exceed your Annual Benefit Payment. YOU MUST BE ENROLLED ONLY IN THE
                                                              ----
AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. YOU MAY NOT BE ENROLLED IN ANY OTHER SYSTEMATIC WITHDRAWAL PROGRAM. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution Program, please contact our Annuity Service Center.


INVESTMENT ALLOCATION RESTRICTIONS. If you elect the LWG II rider, there are certain investment allocation restrictions. Please see "Purchase - Investment Allocation and Other Purchase Payment Restrictions for GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I" above. If you elect the LWG II, you may not participate in the Dollar Cost Averaging (DCA) program. However, you may elect to participate in the Enhanced Dollar Cost Averaging (EDCA) program, provided that your destination Investment Portfolios are selected in accordance with the investment allocation restrictions.


CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. Subsequent Purchase Payments under the LWG II rider are restricted as described in "Purchase -

Restrictions on Subsequent Purchase Payments - GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I."


JOINT LIFE VERSION. A Joint Life version of the LWG II rider is available for a charge of 1.50% (which may increase upon an Automatic Annual Step-Up to a maximum of 1.80%). (See "Automatic Annual Step-Up" above.) Like the Single Life version of the LWG II rider, the Joint Life version must be elected at the time you purchase the contract, and the Owner (or older Joint Owner) must be age 80 or younger. Under the Joint Life version, when the Owner of the contract dies (or when the first Joint Owner dies), the LWG II rider will automatically remain in effect only if the spouse is the primary Beneficiary and elects to continue the contract under the spousal continuation provisions. (See "Death Benefit-Spousal Continuation.") This means that if you purchase the Joint Life version and subsequently get divorced, or your spouse is no longer the primary Beneficiary at the time of your death, he or she will not be eligible to receive payments under the LWG II rider. If the spouse is younger than age 59 1/2 when he or she elects to continue the contract, the spouse will receive the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted. If the spouse is age 59 1/2 or older when he or she elects to continue the contract, the spouse will receive the Annual Benefit Payment each year for the remainder of his or her life. If the first withdrawal was taken before the contract Owner died (or before the first Joint Owner died), the Withdrawal Rate upon continuation of the contract and LWG II rider by the spouse will be based on the age of the contract Owner, or older Joint Owner, at the time the first withdrawal was taken (see "Annual Benefit Payment" above).



In situations in which a trust is both the Owner and Beneficiary of the contract, the Joint Life version of the LWG II would not apply.



For contracts issued on or before February 23, 2009, the current charge for the
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Joint Life version is 0.85% (which may increase upon an Automatic Annual Step-Up to a maximum of 1.50%). (See "Automatic Annual Step-Up" above.)


CANCELLATION AND GUARANTEED PRINCIPAL ADJUSTMENT. You may elect to cancel the LWG II rider on the contract anniversary every five Contract Years for the first 15 Contract Years and annually thereafter. We must receive your cancellation request within 30 days following the applicable contract anniversary in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center). The cancellation will take effect upon our receipt of your request. If cancelled, the LWG II rider will terminate, we will no longer deduct the LWG II rider charge, and the investment allocation restrictions described in "Purchase - Investment Allocation and Other Purchase Payment Restrictions for GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I" will no longer apply. The variable annuity contract, however, will continue.


If you cancel the LWG II rider on the fifteenth contract anniversary or any contract anniversary thereafter, we will add a Guaranteed Principal Adjustment to your Account Value. The Guaranteed Principal Adjustment is intended to restore your initial investment in the contract in the case of poor investment performance. The Guaranteed Principal Adjustment is equal to (a) - (b) where:


(a) is Purchase Payments credited within 120 days of the date that we issued the contract, reduced proportionately by the percentage reduction in Account Value attributable to any partial withdrawals taken (including any applicable withdrawal charges) and


(b)  is the Account Value on the date of cancellation.


The Guaranteed Principal Adjustment will be added to each applicable Investment Portfolio in the ratio the portion of the Account Value in such Investment Portfolio bears to the total Account Value in all Investment Portfolios. The Guaranteed Principal Adjustment will never be less than zero.


Only Purchase Payments made during the first 120 days that you hold the contract are taken into consideration in determining the Guaranteed Principal Adjustment. Contract Owners who anticipate making Purchase Payments after 120 days should understand that such payments will not increase the Guaranteed Principal Adjustment. Purchase Payments made after 120 days are added to your Account Value and impact whether or not a benefit is due. Therefore, the LWG II may not be appropriate for you if you intend to make additional Purchase Payments after the 120-day period and are purchasing the LWG II for its Guaranteed Principal Adjustment feature.


TERMINATION OF THE LIFETIME WITHDRAWAL GUARANTEE II RIDER. The Lifetime Withdrawal Guarantee II rider will terminate upon the earliest of:


(1) the date of a full withdrawal of the Account Value (you are still eligible to receive either the Remaining Guaranteed Withdrawal Amount or lifetime payments, provided the withdrawal did not exceed the Annual Benefit Payment and the provisions and conditions of the rider have been met) (a pro rata portion of the rider charge will be assessed);


(2) the date all of the Account Value is applied to an Annuity Option (a pro rata portion of the rider charge will be assessed);


(3) the date there are insufficient funds to deduct the Lifetime Withdrawal Guarantee rider charge from the Account Value and your contract is thereby terminated (whatever Account Value is available will be applied to pay the rider charge and you are still eligible to receive either the Remaining Guaranteed Withdrawal Amount or lifetime payments, provided the provisions and conditions of the rider have been met; however, you will have no other benefits under the contract);


(4) death of the Owner or Joint Owner (or the Annuitant if the Owner is a non-natural person), except where the contract is issued under the Joint Life version of the Lifetime Withdrawal Guarantee, the primary Beneficiary is the spouse, and the spouse elects to continue the contract under the spousal continuation provisions of the contract;


(5) change of the Owner or Joint Owner for any reason, subject to our administrative procedures (a pro rata portion of the rider charge will be assessed);


(6)  the effective date of the cancellation of the rider;


(7) termination of the contract to which the rider is attached, other than due to death (a pro rata portion of the rider charge will be assessed); or


(8) the date you assign your contract (a pro rata portion of the rider charge will be assessed).


Under our current administrative procedures, we will waive the termination of the LWG II rider if you assign a portion of the contract under the following limited circumstances: if the assignment is solely for your benefit on account of your direct transfer of Account Value under Section 1035 of the Internal Revenue Code to fund premiums for a long term care insurance policy or Purchase Payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.


Once the rider is terminated, the LWG II rider charge will no longer be deducted and the LWG II investment allocation restrictions will no longer apply.


ADDITIONAL INFORMATION. The LWG II rider may affect the death benefit available under your contract. If the Owner or Joint Owner should die while the LWG II rider is in effect, an alternate death benefit amount will be calculated under the LWG II rider that can be taken in a lump sum. The LWG II death benefit amount that may be taken as a lump sum will be equal to total Purchase Payments less any partial withdrawals (deducted on a dollar-for-dollar basis). If this death benefit amount is greater than the death benefit provided by your contract, and if you made no Excess Withdrawals, then this death benefit amount will be paid instead of the death benefit provided by the contract. All other provisions of your contract's death benefit will apply.


Alternatively, the Beneficiary may elect to receive the Remaining Guaranteed Withdrawal Amount as a death benefit, in which case we will pay the Remaining Guaranteed Withdrawal Amount on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Remaining Guaranteed Withdrawal Amount is exhausted. The Beneficiary's withdrawal rights then come to an end. Currently, there is no minimum dollar amount for the payments; however, we reserve the right to accelerate any payment, in a lump sum, that is less than $500 (see below). This death benefit will be paid instead of the applicable contractual death benefit or the additional death benefit amount calculated under the LWG II as described above. Otherwise, the provisions of those contractual death benefits will determine the amount of the death benefit. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the Annual Benefit Payment. If your Beneficiary dies while such payments are made, we will continue making the payments to the Beneficiary's estate unless we have agreed to another payee in writing. If the contract is a Non-Qualified Contract, any death benefit must be paid out over a time period and in a manner that satisfies Section 72(s) of the Internal Revenue Code. If the Owner (or the Annuitant, if the Owner is not a natural person) dies prior to the "annuity starting date" (as defined under the Internal Revenue Code and regulations thereunder), the period over which the Remaining Guaranteed Withdrawal Amount is paid as a death benefit cannot exceed the remaining life expectancy of the payee under the appropriate IRS tables. For purposes of the preceding sentence, if the payee is a non-natural person, the Remaining Guaranteed Withdrawal Amount must be paid out within 5 years from the date of death. Payments under this death benefit must begin within 12 months following the date of death.


We reserve the right to accelerate any payment, in a lump sum, that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and Non-Qualified Contracts subject to Section 72(s)). If you terminate the LWG II rider because
(1) you make a total withdrawal of your Account Value; (2) your Account Value is insufficient to pay the LWG II rider charge; or (3) the contract Owner dies, except where the Beneficiary or Joint Owner is the spouse of the Owner and the spouse elects to continue the contract, you may not make additional Purchase Payments under the contract.


7.25% COMPOUNDING INCOME AMOUNT. For contracts issued prior to July 13, 2009,
                                 -------------------------------------------
on each contract anniversary until the earlier of: (a) the date of the second withdrawal from the contract or (b) the tenth contract anniversary, we increase the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount by an amount equal to 7.25% multiplied by the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount before such increase (up to a maximum of $10,000,000). We take the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount as of the last day of the Contract Year to determine the amount subject to the increase. We may also increase the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount by the Automatic Annual Step-Up, if that would result in a higher Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount.


LIFETIME WITHDRAWAL GUARANTEE AND ANNUITIZATION. Since the Annuity Date at the time you purchase the contract is the later of age 90 of the Annuitant or 10 years from contract issue, you must make an election if you would like to extend your Annuity Date to the latest date permitted (subject to restrictions that may apply in your state, restrictions imposed by your selling firm, and our current established administrative procedures). If you elect to extend your Annuity Date to the latest date permitted, and that date is reached, your contract must be annuitized (see "Annuity Payments (The Income Phase)"), or you must make a complete withdrawal of your Account Value. Annuitization may provide higher income amounts than the payments under the LWG II rider, depending on the applicable annuity option rates and your Account Value on the Annuity Date.


If you annuitize at the latest date permitted, you must elect one of the following options:


(1)  Annuitize the Account Value under the contract's annuity provisions.


(2) If you took withdrawals before age 59 1/2, and therefore you are not eligible for lifetime withdrawals under the LWG II rider, elect to receive the Annual Benefit Payment paid each year until the Remaining Guaranteed Withdrawal Amount is depleted. These payments will be equal in amount, except for the last payment that will be in an amount necessary to reduce the Remaining Guaranteed Withdrawal Amount to zero.


(3) If you are eligible for lifetime withdrawals under the LWG II rider, elect to receive the Annual Benefit Payment paid each year until your death (or the later of you and your spousal Beneficiary's death for the Joint Life version). If you (or you and your spousal Beneficiary for the Joint Life version) die before the Remaining Guaranteed Withdrawal Amount is depleted, your Beneficiaries will continue to receive payments equal to the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted. These payments will be equal in amount, except for the last payment that will be in an amount necessary to reduce the Remaining Guaranteed Withdrawal Amount to zero.


If you do not select an Annuity Option or elect to receive payments under the LWG II rider, we will annuitize your contract under the Life Annuity with 10 Years of Annuity Payments Guaranteed Annuity Option. However, if we do, we will adjust your Annuity Payment or the Annuity Option, if necessary, so your aggregate Annuity Payments will not be less than what you would have received under the LWG II rider.


DESCRIPTION OF THE LIFETIME WITHDRAWAL GUARANTEE I


The Lifetime Withdrawal Guarantee I rider is identical to the Lifetime Withdrawal Guarantee II, with the exceptions described below.


TOTAL GUARANTEED WITHDRAWAL AMOUNT. The maximum Total Guaranteed Withdrawal Amount for the Lifetime Withdrawal Guarantee I rider is $5,000,000. If you elect the Lifetime Withdrawal Guarantee I rider and take an Excess Withdrawal, we will reduce the Total Guaranteed Withdrawal Amount by an amount equal to the difference between the Total Guaranteed Withdrawal Amount after the withdrawal and the Account Value after the withdrawal (if lower). On the other hand, if you elect the LWG II rider and take an Excess Withdrawal, we will reduce the Total Guaranteed Withdrawal Amount in the same proportion that the withdrawal reduces the Account Value.


REMAINING GUARANTEED WITHDRAWAL AMOUNT. The maximum Remaining Guaranteed Withdrawal Amount for the Lifetime Withdrawal Guarantee I rider is $5,000,000. If you elect the Lifetime Withdrawal Guarantee I rider and take a withdrawal, we will reduce the Remaining Guaranteed Withdrawal Amount by the amount of each withdrawal regardless of whether it is an Excess or Non-Excess withdrawal. However, if the withdrawal is an Excess Withdrawal, then we will additionally reduce the Remaining Guaranteed Withdrawal Amount to equal the difference between the Remaining Guaranteed Withdrawal Amount after the withdrawal and the Account Value after the withdrawal (if lower). On the other hand, if you elect the LWG II rider and take a withdrawal, we will reduce the Remaining Guaranteed Withdrawal Amount by the amount of each withdrawal for withdrawals that are Non-Excess Withdrawals and for Excess Withdrawals, we will reduce the Remaining Guaranteed Withdrawal Amount in the same proportion that the withdrawal reduces the Account Value.


COMPOUNDING INCOME AMOUNT. If you elect the Lifetime Withdrawal Guarantee I rider, on each contract anniversary until the earlier of: (a) the date of the first withdrawal from the contract or (b) the tenth contract anniversary, we increase the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount by an amount equal to 5% multiplied by the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount before such increase. We take the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount as of the last day of the Contract Year to determine the amount subject to the increase.

ANNUAL BENEFIT PAYMENT. Under the Lifetime Withdrawal Guarantee I, the Annual Benefit Payment is set equal to the Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate (there is no 6% Withdrawal Rate for taking later withdrawals).


AUTOMATIC ANNUAL STEP-UP. If an Automatic Annual Step-Up occurs under the Lifetime Withdrawal Guarantee I rider, we may increase the Lifetime Withdrawal Guarantee I rider charge to the charge applicable to current contract purchases of the same rider at the time of the step-up, but to no more than a maximum of 0.95% (Single Life version) or 1.40% (Joint Life version) of the Total Guaranteed Withdrawal Amount. If your Total Guaranteed Withdrawal Amount is increased due to an Automatic Annual Step-Up on a contract anniversary occurring on July 1, 2012 or later, we currently will increase the rider charge for the Single Life version to 0.80% of the Total Guaranteed Withdrawal Amount, and we will increase the rider charge for the Joint Life version to 1.05% of the Total Guaranteed Withdrawal Amount, applicable after the contract anniversary on which the Automatic Annual Step-Up occurs. Automatic Annual Step-Ups may occur on each contract anniversary prior to the Owner's 86th birthday.


TERMINATION. Termination provision (8) under "Termination of the Lifetime Withdrawal Guarantee II Rider" does not apply to the Lifetime Withdrawal Guarantee I rider.


RIDER CHARGE. The charge for the Lifetime Withdrawal Guarantee I rider is 0.50% (Single Life version) or 0.70% (Joint Life version) of the Total Guaranteed Withdrawal Amount (see "Expenses - Lifetime Withdrawal Guarantee and Guaranteed Withdrawal Benefit - Rider Charge").


INVESTMENT ALLOCATION RESTRICTIONS. If you elect the Lifetime Withdrawal Guarantee I rider, you are limited to allocating your Purchase Payments and Account Value among the Fixed Account and the following Investment Portfolios:


    (a)    the AllianceBernstein Global Dynamic Allocation Portfolio



    (b)    the Allianz Global Investors Dynamic Multi-Asset Plus Portfolio


    (c)    the American Funds (Reg. TM) Balanced Allocation Portfolio


    (d)    the American Funds (Reg. TM) Growth Allocation Portfolio


    (e)    the American Funds (Reg. TM) Moderate Allocation Portfolio


    (f)    the AQR Global Risk Balanced Portfolio


    (g)    the Barclays Aggregate Bond Index Portfolio


    (h)    the BlackRock Global Tactical Strategies Portfolio


    (i)    the BlackRock Money Market Portfolio


    (j)    the Invesco Balanced-Risk Allocation Portfolio


    (k)    the JPMorgan Global Active Allocation Portfolio


    (l)    the MetLife Asset Allocation 20 Portfolio


    (m)    the MetLife Asset Allocation 40 Portfolio


    (n)    the MetLife Asset Allocation 60 Portfolio


    (o)    the MetLife Asset Allocation 80 Portfolio


    (p)    the MetLife Balanced Plus Portfolio


    (q)    the MetLife Multi-Index Targeted Risk Portfolio


    (r)    the PanAgora Global Diversified Risk Portfolio


    (s)    the Pyramis (Reg. TM) Government Income Portfolio




    (t)    the Pyramis (Reg. TM) Managed Risk Portfolio


    (u)    the Schroders Global Multi-Asset Portfolio


    (v)    the SSgA Growth and Income ETF Portfolio


    (w)    the SSgA Growth ETF Portfolio



You may also elect to participate in the DCA or EDCA programs, provided that your destination Investment Portfolios are one or more of the above listed Investment Portfolios.


CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. Subsequent Purchase Payments under the Lifetime Withdrawal Guarantee I rider are restricted as described in "Purchase - Restrictions on Subsequent Purchase Payments for GMIB I, GMIB Plus I, GWB I, Enhanced GWB, Lifetime Withdrawal Guarantee I, and GMAB."


DESCRIPTION OF THE ENHANCED GUARANTEED WITHDRAWAL BENEFIT


BENEFIT BASE. The Guaranteed Withdrawal Amount is the maximum TOTAL amount of money that you are guaranteed to receive over time under the Enhanced GWB rider. At issue, the Guaranteed Withdrawal Amount and the Benefit Base are both equal to your initial Purchase Payment plus the GWB Bonus Amount. At any subsequent point in time, the BENEFIT BASE is the remaining amount of money that you are guaranteed to receive through withdrawals under the Enhanced GWB rider. Your Benefit Base will change with each Purchase Payment, or as the result of an Optional Reset. Also, each withdrawal will reduce your Benefit Base. If negative investment performance reduces your Account Value below the Benefit Base, you are still guaranteed to be able to withdraw the entire amount of your Benefit Base.


The Benefit Base is equal to:


o    Your initial Purchase Payment, increased by the 5% GWB Bonus Amount;


o   Increased by each subsequent Purchase Payment, and by the 5% GWB Bonus
    Amount;


o Reduced dollar for dollar by Benefits Paid, which are withdrawals and amounts applied to an Annuity Option (currently, you may not apply amounts less than your entire Account Value to an Annuity Option); and


o If a Benefit Paid from your contract is not payable to the contract Owner or the contract Owner's bank account (or to the Annuitant or the Annuitant's bank account, if the Owner is a non-natural person), or results in cumulative Benefits Paid for the current Contract Year exceeding the Annual Benefit Payment, and the resulting Benefit Base exceeds the Account Value, an additional reduction in the Benefit Base will be made. This additional reduction will be equal to the difference between the Benefit Base and your Account Value after the decrease for the Benefits Paid. The Benefit Base will also be reset as a result of an Optional Reset as described below.


(See section E of Appendix E for examples of how withdrawals affect the Benefit Base.)


ANNUAL BENEFIT PAYMENT. The ANNUAL BENEFIT PAYMENT is the maximum amount of your Benefit Base you may withdraw each Contract Year without adversely impacting the amount guaranteed to be available to you through withdrawals over time. The initial Annual Benefit Payment is equal to the initial Benefit Base multiplied by the GWB WITHDRAWAL RATE (7%). The Annual Benefit Payment is reset after each subsequent Purchase Payment to the greater of: (1) the Annual Benefit Payment before the subsequent Purchase Payment, and (2) the GWB Withdrawal Rate multiplied by the Benefit Base after the subsequent Purchase Payment. The Annual Benefit Payment will also be reset as a result of an Optional Reset as described below. You can continue to receive annual withdrawals in an amount equal to or less than your Annual Benefit Payment until your Benefit Base is depleted.


MANAGING YOUR WITHDRAWALS. It is important that you carefully manage your annual withdrawals. To retain the guarantees of this rider, your annual withdrawals cannot exceed the Annual Benefit Payment each Contract Year. We refer to withdrawals during a Contract Year that exceed the Annual Benefit Payment as Excess Withdrawals. We do not include withdrawal charges for the purpose of calculating whether you have taken an Excess Withdrawal. YOU SHOULD NOT TAKE EXCESS WITHDRAWALS. IF YOU DO TAKE AN EXCESS WITHDRAWAL, OR IF A WITHDRAWAL IS NOT PAYABLE TO THE CONTRACT OWNER OR THE CONTRACT OWNER'S BANK ACCOUNT (OR TO THE ANNUITANT OR THE ANNUITANT'S BANK ACCOUNT, IF THE OWNER IS A NON-NATURAL PERSON), THE ANNUAL BENEFIT PAYMENT WILL BE RECALCULATED AND MAY BE REDUCED. THIS REDUCTION MAY BE SIGNIFICANT. The new Annual Benefit Payment will equal the lower of (1) the Annual Benefit Payment before the withdrawal and (2) your Account Value after the decrease for the withdrawal (including any applicable withdrawal charge) multiplied by the GWB Withdrawal Rate. Because the GWB rider charge is assessed as a percentage of the Guaranteed Withdrawal Amount, any decrease of the Annual Benefit Payment caused by an Excess Withdrawal results in an increase in the cost of the rider relative to the benefits you will receive.


(See sections F and G of Appendix E for examples of how withdrawals and subsequent Purchase Payments affect the Annual Benefit Payment.)


You can always take annual withdrawals less than the Annual Benefit Payment. However, if you choose to receive only a part of, or none of, your Annual Benefit Payment in any given Contract Year, your Annual Benefit Payment is not cumulative and your Benefit Base and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 7% of your Benefit Base and you withdraw only 4% one year, you cannot then withdraw 10% the next year without exceeding your Annual Benefit Payment.


REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. If you enroll in the Automated Required Minimum Distribution Program and elect annual withdrawals, AFTER THE FIRST CONTRACT YEAR, we will increase your Annual Benefit Payment to equal your most recently calculated required minimum distribution amount, if such amount is greater than your Annual Benefit Payment. Otherwise, any cumulative withdrawals you make to satisfy your required minimum distribution amount will be treated as Excess Withdrawals if they exceed your Annual Benefit Payment. YOU MUST BE ENROLLED ONLY IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS
----
INCREASE IN THE ANNUAL BENEFIT PAYMENT. YOU MAY NOT BE ENROLLED IN ANY OTHER SYSTEMATIC WITHDRAWAL PROGRAM. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution Program, please contact our Annuity Service Center.


GUARANTEED WITHDRAWAL AMOUNT. We assess the GWB rider charge as a percentage of the GUARANTEED WITHDRAWAL AMOUNT, which is initially set at an amount equal to your initial Purchase Payment plus the GWB Bonus Amount. The Guaranteed Withdrawal Amount may increase with subsequent Purchase Payments. In this case, the Guaranteed Withdrawal Amount will be reset equal to the greater of: (1) the Guaranteed Withdrawal Amount before the Purchase Payment and (2) the Benefit Base after the Purchase Payment. Withdrawals do not decrease the Guaranteed Withdrawal Amount. The Guaranteed Withdrawal Amount will also be reset as a result of an Optional Reset as described below. If your Guaranteed Withdrawal Amount increases, the amount of the Enhanced GWB rider charge we deduct will increase because the rider charge is a percentage of your Guaranteed Withdrawal Amount.


OPTIONAL RESET. At any contract anniversary prior to the 86th birthday of the Owner (or older Joint Owner, or Annuitant if the contract is owned by a non-natural person), you may elect an Optional Reset. The purpose of an Optional Reset is to "lock-in" a higher Benefit Base, which may increase the amount of the Annual Benefit Payment and lengthen the period of time over which these withdrawals can be taken. We reserve the right to prohibit an Optional Reset election if we no longer offer this benefit.


An Optional Reset will:


o Reset your Guaranteed Withdrawal Amount and Benefit Base equal to the Account Value on the date of the reset;


o Reset your Annual Benefit Payment equal to the Account Value on the date of the reset multiplied by the GWB Withdrawal Rate (7%); and


o Reset the Enhanced GWB rider charge equal to the then current level we charge for the same rider at the time of the reset, up to the maximum charge of 1.00%.


You may elect either a one-time Optional Reset or Automatic Annual Resets. A one-time Optional Reset is permitted only if: (1) your Account Value is larger than the Benefit Base immediately before the reset, and (2) the reset occurs prior to the 86th birthday of the Owner (or older Joint Owner, or Annuitant if the contract is owned by a non-natural person).


We must receive your request for a one-time Optional Reset in accordance with our administrative procedures (currently we require you to submit your request in writing to our Annuity Service Center) before the applicable contract anniversary. The Optional Reset will take effect on the next contract anniversary following our receipt of your written request.


If you elect Automatic Annual Resets, a reset will occur automatically on any contract anniversary if: (1) your Account Value is larger than the Guaranteed Withdrawal Amount immediately before the reset, and (2) the contract anniversary is prior to the 86th birthday of the Owner (or older Joint Owner, or Annuitant if the contract is owned by a non-natural person). The same conditions will apply to each Automatic Annual Reset.


In the event that the charge applicable to contract purchases at the time of the Automatic Annual Reset is higher than your current Enhanced GWB rider charge, we will notify you in writing a minimum of 30 days in advance of the applicable contract anniversary and inform you that you may choose to decline the Automatic Annual Reset. You may discontinue Automatic Annual Resets by notifying us in writing, at our Annuity Service Center (or by any other method acceptable to us), prior to the contract anniversary on which a reset may otherwise occur. If you discontinue the Automatic Annual Resets, no reset will occur automatically on any subsequent contract anniversary unless you make a new election under the terms described above. (If you discontinue Automatic Annual Resets, the Enhanced GWB rider (and the rider charge) will continue, and you may choose to elect a one-time Optional Reset or reinstate Automatic Annual Resets.)


It is possible to elect a one-time Optional Reset when the Account Value is larger than the Benefit Base but smaller than the Guaranteed Withdrawal Amount. (By contrast, an Automatic Annual Reset will never occur if the the Account Value is smaller than the Guaranteed Withdrawal Amount.) If you elect a one-time Optional Reset when the Account Value before the reset was less than the Guaranteed Withdrawal Amount, you would lock in a higher Benefit Base, which would increase the total amount you are guaranteed to receive through withdrawals under the Enhanced GWB rider, and extend the period of time over which you could make those withdrawals. However, you would also decrease the Annual Benefit Payment and the Guaranteed Withdrawal Amount. You should consider electing a one-time Optional Reset when your Account Value is smaller than the Guaranteed Withdrawal Amount only if you are willing to accept the decrease in the Annual Benefit Payment and Guaranteed Withdrawal Amount in return for locking in the higher Benefit Base. Otherwise, you should only elect a one-time Optional Reset when your Account Value is larger than the Guaranteed Withdrawal Amount.


Any benefit of a one-time Optional Reset or Automatic Annual Reset also depends on the current Enhanced GWB rider charge. If the current charge in effect at the time of the reset is higher than the charge you are paying, it may not be beneficial to elect a reset because we will begin applying the higher current charge at the time of the reset (even if a one-time Optional Reset results in a decrease of your Annual Benefit Payment and/or your Guaranteed Withdrawal Amount).


For contracts issued prior to July 16, 2007, you may elect an Optional Reset
-------------------------------------------
beginning with the third contract anniversary (as long as it is prior to the Owner's 86th birthday) and at any subsequent contract anniversary prior to the Owner's 86th birthday as long as it has been at least three years since the last Optional Reset. Automatic Annual Resets are not available.


CANCELLATION OF THE ENHANCED GWB RIDER. You may elect to cancel the Enhanced GWB rider in accordance with our Administrative Procedures (currently we require you to submit your cancellation request in writing to our Annuity Service Center) during the 90-day period following your fifth contract anniversary. Such cancellation will take effect upon our receipt of your request. If cancelled, the Enhanced GWB rider will terminate and we will no longer deduct the Enhanced GWB rider charge. The variable annuity contract, however, will continue. If you cancel the Enhanced GWB rider, you may not re-elect it.


TERMINATION OF THE ENHANCED GWB RIDER. The Enhanced GWB rider will terminate upon the earliest of:


(1)  the date you make a full withdrawal of your Account Value;


(2)  the date you apply all of your Account Value to an Annuity Option;


(3) the date there are insufficient funds to deduct the Enhanced GWB rider charge from your Account Value (whatever Account Value is available will be applied to pay the annual Enhanced GWB rider charge);


(4) the date we receive due proof of the Owner's death and a Beneficiary claim form, except where the Beneficiary or Joint Owner is the spouse of the Owner and the spouse elects to continue the contract and the spouse is less than 85 years old, or the Annuitant dies if the Owner is a non-natural person; note: (a) if the spouse elects to continue the contract (so long as the spouse is less than 85 years old and the Enhanced GWB rider is in effect at the time of continuation), all terms and conditions of the Enhanced GWB rider will apply to the surviving spouse; and (b) we will not terminate the rider until we receive both due proof of the Owner's death and a Beneficiary claim form (from certain Beneficiaries, such as a trust, we may require additional information, such as the trust document), which means we will continue to deduct the Enhanced GWB rider charge until we receive this information;


(5) a change of the Owner or Joint Owner (or the Annuitant, if the Owner is a non-natural person) for any reason (currently we follow our administrative procedures regarding termination for a change of Owner or Joint Owner or Annuitant, if a non-natural person owns the contract);


(6)  the effective date of cancellation of the rider; or

(7)  the termination of your contract.


ADDITIONAL INFORMATION. If you take a full withdrawal of your Account Value and the withdrawal does not exceed the Annual Benefit Payment, or your Account Value is reduced to zero because you do not have a sufficient Account Value to pay the Enhanced GWB rider charge and your Benefit Base after the withdrawal is greater than zero, we will commence making payments to the Owner or Joint Owner (or to the Annuitant if the Owner is a non-natural person) on a monthly basis (or any mutually agreed upon frequency, but not less frequently than annually) until the Benefit Base is exhausted. Your withdrawal rights then come to an end. Currently, there is no minimum dollar amount for the payments; however, we reserve the right to accelerate any payment, in a lump sum, that is less than $500 (see below). The total annual payments cannot exceed the Annual Benefit Payment, except to the extent required under the Internal Revenue Code. If you or the Joint Owner (or the Annuitant if the Owner is a non-natural person) should die while these payments are being made, your Beneficiary will receive these payments. No other death benefit will be paid.


If the Owner or Joint Owner (or the Annuitant if the Owner is a non-natural person) should die while the Enhanced GWB rider is in effect, your Beneficiary may elect to receive the Benefit Base as a death benefit in lieu of any other contractual death benefits. Otherwise, the provisions of those death benefits will determine the amount of the death benefit and no benefit will be payable under the Enhanced GWB rider.


If the Beneficiary elects the Benefit Base as a death benefit, we will pay the remaining Benefit Base on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Benefit Base is exhausted. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the Annual Benefit Payment. If your Beneficiary dies while such payments are made, we will continue making the payments to the Beneficiary's estate unless we have agreed to another payee in writing. If the contract is a Non-Qualified Contract, any death benefit must be paid out over a time period and in a manner that satisfies Section 72(s) of the Internal Revenue Code. If the Owner (or the Annuitant, if the Owner is not a natural person) dies prior to the "annuity starting date" (as defined under the Internal Revenue Code and regulations thereunder), the period over which the Benefit Base is paid as a death benefit cannot exceed the remaining life expectancy of the payee under the appropriate IRS tables. For purposes of the preceding sentence, if the payee is a non-natural person, the Benefit Base must be paid out within 5 years from the date of death. Payments under this death benefit must begin within 12 months following the date of death.


We reserve the right to accelerate any payment, in a lump sum, that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and Non-Qualified Contracts subject to Section 72(s)). If you terminate the Enhanced GWB rider because (1) you make a total withdrawal of your Account Value; (2) your Account Value is insufficient to pay the Enhanced GWB rider charge; or (3) the contract Owner or Joint Owner (or the Annuitant, if the Owner is a non-natural person) dies, except where the Beneficiary or Joint Owner is the spouse of the Owner and the spouse elects to continue the contract and the spouse is less than 85 years old, you may not make additional Purchase Payments under the contract.


CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. Subsequent Purchase Payments under the Enhanced GWB rider are restricted as described in "Purchase
- Restrictions on Subsequent Purchase Payments for GMIB I, GMIB Plus I, GWB I, Enhanced GWB, Lifetime Withdrawal Guarantee I, and GMAB."


ENHANCED GWB AND ANNUITIZATION. Since the Annuity Date at the time you purchase the contract is the later of age 90 of the Annuitant or 10 years from contract issue, you must make an election if you would like to extend your Annuity Date to the latest date permitted (subject to restrictions that may apply in your state, restrictions imposed by your selling firm, and our current established administrative procedures). If you elect to extend your Annuity Date to the latest date permitted, and that date is reached, your contract must be annuitized (see "Annuity Payments (The Income Phase)"), or you must make a complete withdrawal of your Account Value.


If you annuitize at the latest date permitted, you must elect one of the following options:


(1)  Annuitize the Account Value under the contract's annuity provisions.


(2) Elect to receive the Annual Benefit Payment under the Enhanced GWB rider paid each year until the Benefit

     Base is depleted. These payments will be equal in amount, except for the last payment that will be in an amount necessary to reduce the Benefit Base to zero.


If you do not select an Annuity Option or elect to receive payments under the Enhanced GWB rider, we will annuitize your contract under the Life Annuity with 10 Years of Annuity Payments Guaranteed Annuity Option. However, if we do, we will adjust your Annuity Payment or the Annuity Option, if necessary, so your aggregate Annuity Payments will not be less than what you would have received under the Enhanced GWB rider.


DESCRIPTION OF THE GUARANTEED WITHDRAWAL BENEFIT I


The GWB I rider is the same as the Enhanced GWB rider described above with the following differences: (1) there is no favorable treatment of required minimum distributions; (2) the GWB I rider charge continues even if your Benefit Base equals zero; (3) you may only elect the Optional Reset once every five Contract Years instead of every Contract Year; (4) the GWB I rider charge is 0.50% and the maximum GWB I rider charge upon an Optional Reset is 0.95%; (5) you do not have the ability to cancel the rider following your fifth contract anniversary; and (6) we include withdrawal charges for purposes of determining whether your withdrawals have exceeded your Annual Benefit Payment.


By endorsement, the GWB I rider has been enhanced so that items (1) and (2) above no longer apply and the interval between Optional Resets in item (3) has been decreased to every three Contract Years. You may now elect an Optional Reset under the GWB I starting with the third contract anniversary (as long as it is prior to the Owner's 86th birthday), and you may elect an Optional Reset at any subsequent contract anniversary prior to the Owner's 86th birthday, as long as it has been at least three years since the last Optional Reset.


CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. Subsequent Purchase Payments under the GWB I rider are restricted as described in "Purchase - Restrictions on Subsequent Purchase Payments for GMIB I, GMIB Plus I, GWB I, Enhanced GWB, Lifetime Withdrawal Guarantee I, and GMAB."


GUARANTEED MINIMUM ACCUMULATION BENEFIT


The GMAB guarantees that your Account Value will not be less than a minimum amount at the end of a specified number of years (the "Rider Maturity Date"). If your Account Value is less than the minimum guaranteed amount at the Rider Maturity Date, we will apply an additional amount to increase your Account Value so that it is equal to the guaranteed amount.



If you elected the GMAB rider, we required you to allocate your Purchase

Payments and all of your Account Value to one of three Investment Portfolios
                                          ---
(see the "Original Investment Portfolios" in the table below). You were also permitted to allocate Purchase Payments to the EDCA program, provided that your destination Investment Portfolio was the Investment Portfolio that you chose when you elected the rider. No transfers are permitted while this rider is in effect. The Investment Portfolio that you chose at the time you elected the GMAB determines the percentage of Purchase Payments that equals the guaranteed amount. The original Investment Portfolios available at the time you chose the GMAB rider, the percentage of Purchase Payments that determined the guaranteed amount, and the number of years to the Rider Maturity Date for each, are:





                            Guaranteed
                              Amount           Years to
Original                  (% of Purchase         Rider
Investment Portfolio         Payments)       Maturity Date
----------------------   ----------------   --------------
MetLife Defensive
Strategy Portfolio(1)    130%               10 years
MetLife Moderate
Strategy Portfolio(2)    120%               10 years
MetLife Balanced
Strategy Portfolio(3)    110%               10 years





    (1) Effective as of April 28, 2014, the MetLife Defensive Strategy Portfolio of Met Investors Series Trust merged into the MetLife Asset Allocation 40 Portfolio of Metropolitan Series Fund.


    (2) Effective as of April 28, 2014, the MetLife Moderate Strategy Portfolio of Met Investors Series Trust merged into the MetLife Asset Allocation 40 Portfolio of Metropolitan Series Fund.


    (3) Effective as of April 28, 2014, the MetLife Balanced Strategy Portfolio of Met Investors Series Trust merged into the MetLife Asset Allocation 60 Portfolio of Metropolitan Series Fund.


The Investment Portfolio mergers that occurred on April 28, 2014 did not affect the Guaranteed Amount under the GMAB.

After April 28, 2014, contract owners who originally elected the MetLife Moderate Strategy Portfolio of Met Investors Series Trust will be permitted to make a one-time transfer of their entire Account Value from the MetLife Asset Allocation 40 Portfolio of Metropolitan Series Fund to the American Funds (Reg.
TM) Moderate Allocation Portfolio of Met Investors Series Trust. Eligible contract owners will receive a communication from us describing how they can elect this one-time transfer. The transfer must be requested during the 90 day period following the date of the communication. If you do not receive this communication, please contact the Annuity Service Center.


For more information about the Investment Portfolios, please see the prospectuses for the Investment Portfolios and the "Investment Portfolio Expenses" section and Appendix B of this prospectus.



This benefit is intended to protect you against poor investment performance during the Accumulation Phase of your contract. You may not have this benefit and a GMIB or GWB rider or the Enhanced Death Benefit rider in effect at the same time.



BENEFIT DESCRIPTION. The GMAB rider guarantees that at the Rider Maturity Date, your Account Value will at least be equal to a percentage of the Purchase Payments you made during the first 120 days that you held the contract (the "GMAB Eligibility Period"), less reductions for any withdrawals (and related withdrawal charges) that you made at any time before the Rider Maturity Date. The percentage of Purchase Payments made that determines the guaranteed amount range from 110% to 130%, depending on the Investment Portfolio you selected. This guaranteed amount is the "GUARANTEED ACCUMULATION AMOUNT." The Guaranteed Accumulation Amount is used only to determine the amount of any benefit payable under the GMAB feature and the amount of the annual charge for the GMAB. There is a maximum Guaranteed Accumulation Amount for your contract that is shown on your contract schedule page (currently $5 million). Purchase Payments made after this maximum Guaranteed Accumulation Amount is reached will not increase the Guaranteed Accumulation Amount above the maximum. However, if you make a withdrawal of Account Value during the GMAB Eligibility Period that reduces the Guaranteed Accumulation Amount below the maximum, then Purchase Payments you make AFTER the withdrawal, and during the GMAB Eligibility Period, will increase the Guaranteed Accumulation Amount until it reaches the maximum. Only Purchase Payments made during the first 120 days that you hold the contract are taken into consideration in determining the Guaranteed Accumulation Amount. If you anticipate making Purchase Payments after 120 days, you should understand that such payments will not increase the Guaranteed Accumulation Amount. Purchase Payments made after 120 days are added to your Account Value and impact whether or not a benefit is due under the GMAB feature at the Rider Maturity Date.


On your contract's issue date, the Guaranteed Accumulation Amount is equal to a percentage of your initial Purchase Payment. Subsequent Purchase Payments made during the GMAB Eligibility Period increase the Guaranteed Accumulation Amount by the percentage amount of the Purchase Payment (subject to the limit described above) depending on which Investment Portfolio you selected at the time you elected the GMAB. When you make a withdrawal from the contract, the Guaranteed Accumulation Amount is reduced in the same proportion that the amount of the withdrawal (including any related withdrawal charge) bears to the total Account Value.



     EXAMPLE:


   Assume your Account Value is $100,000 and your Guaranteed Accumulation Amount is $120,000, prior to making a $10,000 withdrawal from the contract. The withdrawal amount is 10% of the Account Value. Therefore, after the withdrawal, your Account Value would be $90,000 and your Guaranteed Accumulation Amount would be $108,000 (90% of $120,000).


Purchase Payment Credits are not considered to be Purchase Payments under the GMAB rider and are not part of the Guaranteed Accumulation Amount.


The Guaranteed Accumulation Amount does not represent an amount of money available for withdrawal and is not used to calculate any benefits under the contract prior to the Rider Maturity Date.


At the Rider Maturity Date, after deduction of the annual charge for the GMAB rider, we will compare your contract's Account Value to its Guaranteed Accumulation Amount. If the Account Value is less than the Guaranteed Accumulation Amount, we will contribute to your Account Value the amount needed to make it equal the Guaranteed Accumulation Amount. (This added amount is the "Guaranteed Accumulation Payment.") The Guaranteed Accumulation Payment is allocated entirely to the

Investment Portfolio you have selected (no portion of the Guaranteed Accumulation Payment is allocated to the EDCA account).



If your Account Value is greater than or equal to the Guaranteed Accumulation Amount at the Rider Maturity Date, then no Guaranteed Accumulation Payment will be paid into your Account Value. The GMAB rider terminates at the Rider Maturity Date. We will not deduct the GMAB rider charge after that date, and the related investment requirements and restrictions will no longer apply.


If your Account Value is reduced to zero for any reason other than a full withdrawal of the Account Value or application of the entire Account Value to an Annuity Option, but your contract has a positive Guaranteed Accumulation Amount remaining, the contract and the GMAB rider will remain in force. No charge for the GMAB rider will be deducted or accrue while there is insufficient Account Value to cover the deductions for the charge. At the Rider Maturity Date, the Guaranteed Accumulation Payment will be paid into the Account Value.


Purchase Payments made after the 120 day GMAB Eligibility Period may have a significant impact on whether or not a Guaranteed Accumulation Payment is due at the Rider Maturity Date. Even if Purchase Payments made during the 120 day GMAB Eligibility Period lose significant value, if the Account Value, which includes all Purchase Payments, is equal to or greater than the Guaranteed
         ---
Accumulation Amount, which is a percentage of your Purchase Payments made during the 120 day period, then no Guaranteed Accumulation Payment is made. Therefore, the GMAB rider may not be appropriate for you if you intend to make additional Purchase Payments after the GMAB Eligibility Period.


     EXAMPLE:



   Assume that you made one $10,000 Purchase Payment during the 120 day GMAB Eligibility Period and you selected the MetLife Balanced Strategy Porfolio. Therefore, the Guaranteed Accumulation Amount is $11,000 (110% of your $10,000 Purchase Payment). Assume that at the Rider Maturity Date, your Account Value is $0. The Guaranteed Accumulation Payment is $11,000 ($11,000 - $0 = $11,000).


   In contrast, assume that you made one $10,000 Purchase Payment during the 120 day GMAB Eligibility Period and you selected the MetLife Balanced Strategy Porfolio. Therefore, the Guaranteed Accumulation Amount is $11,000. Also assume that on the day before the Rider Maturity Date your Account Value is $0. Assume that you decide to make one Purchase Payment on the day before the Rider Maturity Date of $11,000. At the Rider Maturity Date, assume there has not been any positive or negative investment experience for the one day between your Purchase Payment and the Rider Maturity Date. Consequently, your Account Value is $11,000. We would not pay a Guaranteed Accumulation Payment because the Account Value of $11,000 is equal to the Guaranteed Accumulation Amount of $11,000 ($11,000 - $11,000 = $0).



CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. Subsequent Purchase Payments under the GMAB rider are restricted as described in "Purchase -

Restrictions on Subsequent Purchase Payments for GMIB I, GMIB Plus I, GWB I, Enhanced GWB, Lifetime Withdrawal Guarantee I, and GMAB."


RIDER TERMINATION. The GMAB rider will terminate at the earliest of: (1) the Rider Maturity Date; (2) the date you surrender the contract; (3) the date you cancel the GMAB rider, as described below; (4) the date you apply all of your Account Value to an Annuity Option; and (5) the date of death of the Owner or Joint Owner (or Annuitant if the Owner is a non-natural person), unless the Beneficiary is the spouse of the Owner and elects to continue the contract under the spousal continuation provisions of the contract.


Once the rider is terminated, the GMAB rider charge will no longer be deducted and the related investment requirements and limitations will no longer apply. If the rider is terminated before the Rider Maturity Date, the Guaranteed Accumulation Payment will not be paid.


CANCELLATION. You have a one-time right to cancel this optional benefit to take effect on your fifth contract anniversary. We must receive your request in writing within the 90-day period after your fifth contract anniversary. Such cancellation will take effect upon our receipt of your request. Once you have cancelled the GMAB rider, you will no longer be eligible to receive the Guaranteed Accumulation Payment or be bound by the investment requirements and restrictions, and we will no longer deduct the charge for this rider.


GMAB AND DECEDENT CONTRACTS. If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the Beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may not purchase the GMAB rider.




8. PERFORMANCE

We periodically advertise subaccount performance relating to the Investment Portfolios. We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including certain death benefit rider charges) and the Investment Portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge, or applicable optional rider charges. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges (including certain death benefit rider charges), account fee, withdrawal charges, applicable optional rider charges, and the Investment Portfolio expenses.


For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding Investment Portfolios for the periods commencing from the date on which the particular Investment Portfolio was made available through the Separate Account.


In addition, the performance for the Investment Portfolios may be shown for the period commencing from the inception date of the Investment Portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.


We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the Investment Portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.


We may advertise the living benefit and death benefit riders using illustrations showing how the benefit works with historical performance of specific Investment Portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying Investment Portfolios.


You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.




9. DEATH BENEFIT

UPON YOUR DEATH


If you die during the Accumulation Phase, we will pay a death benefit to your Beneficiary (or Beneficiaries). The Principal Protection is the standard death benefit for your contract. At the time you purchase the contract, depending on availability in your state, you can select the optional Annual Step-Up Death Benefit rider, the Compounded-Plus Death Benefit rider, or the Enhanced Death Benefit I rider. You can also select the Additional Death Benefit -
Earnings Preservation Benefit. If you are 80 years old or older at the effective date of your contract, you are not eligible to select the Annual Step-Up Death Benefit rider, the Compounded-Plus Death Benefit rider or the Earnings Preservation Benefit. If you are 76 years old or older at the effective date of your contract, you are not eligible to select the Enhanced Death Benefit I rider.


The death benefits are described below. There may be versions of each rider that vary by issue date and state availability. In addition, a version of a rider may become available (or unavailable) in different states at different times. Please check with your registered representative regarding which version(s) are available in your state. If you have already been issued a contract, please check your contract and riders for the specific provisions applicable to you.


The death benefit is determined as of the end of the Business Day on which we receive both due proof of death and an election for the payment method. Where there are multiple Beneficiaries, the death benefit will only be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. If the death benefit payable is an amount that exceeds the Account Value on the day it is determined, we will apply to the contract an amount equal to the difference between the death benefit payable and the Account Value, in accordance with the current allocation of the Account Value. This death benefit amount remains in the Investment Portfolios until each of the other Beneficiaries submits the necessary documentation in Good Order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the Investment Portfolios on behalf of the remaining Beneficiaries are subject to investment risk. There is no additional death benefit guarantee.


If you have a Joint Owner, the death benefit will be paid when the first Owner dies. Upon the death of either Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary, unless instructed otherwise.


If a non-natural person owns the contract, the Annuitant will be deemed to be the Owner in determining the death benefit. If there are Joint Owners, the age of the oldest Owner will be used to determine the death benefit amount.


If we are presented with notification of your death before any requested transaction is completed (including transactions under a dollar cost averaging program, the Automatic Rebalancing Program, the Systematic Withdrawal Program, or the Automated Required Minimum Distribution Program), we will cancel the request. As described above, the death benefit will be determined when we receive both due proof of death and an election for the payment method.


For purposes of calculating the death benefits, Purchase Payments do not include Purchase Payment Credits.


STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION


The death benefit will be the greater of:


(1)  the Account Value; or


(2) total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge).


If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of the change of Owner, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge) made after such date."


In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.


(See Appendix F for examples of the Principal Protection death benefit rider.)


OPTIONAL DEATH BENEFIT - ANNUAL STEP-UP


You may select the Annual Step-Up death benefit rider if you are age 79 or younger at the effective date of your contract. If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:


(1)  the Account Value; or


(2) total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge); or


(3)    the highest anniversary value, as defined below.


On the date we issue your contract, the highest anniversary value is equal to your initial Purchase Payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.


If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:


o Subsection (2) is changed to provide: "The Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of change of Owner, and reduced proportionately by the percentage reduction in Account Value (including any applicable withdrawal charge) attributable to each partial withdrawal made after such date."

o For subsection (3), the highest anniversary value will be recalculated to equal your Account Value as of the effective date of the change of Owner. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the Owner's 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.


In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit is equal to the greatest of (1), (2) or (3).


(See Appendix F for examples of the Annual Step-Up death benefit rider.)


OPTIONAL DEATH BENEFIT - ENHANCED DEATH

BENEFIT I


In states where approved, you may select the Enhanced Death Benefit I rider (subject to investment allocation restrictions) if you are age 75 or younger at the effective date of your contract and you either (a) have not elected any living benefit rider or (b) have elected the GMIB Plus II rider. The Enhanced Death Benefit I (EDB I) rider is referred to in your contract and rider as the "Guaranteed Minimum Death Benefit" or GMDB.


If you select the Enhanced Death Benefit I rider, the amount of the death benefit will be the greater of:


(1)  the Account Value; or


(2)  the Death Benefit Base.


The DEATH BENEFIT BASE provides protection against adverse investment experience. It guarantees that the death benefit will not be less than the greater of: (1) the highest Account Value on any anniversary (adjusted for withdrawals), or (2) the amount of your initial investment (adjusted for withdrawals), accumulated at 5% per year.


The Death Benefit Base is the greater of (a) or (b) below:


    (a) Highest Anniversary Value: On the date we issue your contract, the Highest Anniversary Value is equal to your initial Purchase Payment. Thereafter, the Highest Anniversary Value will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal. The percentage reduction in Account Value is the dollar amount of the withdrawal (including any applicable withdrawal charge) divided by the Account Value immediately preceding such withdrawal. On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be recalculated to equal the greater of the Highest Anniversary Value before the recalculation or the Account Value on the date of the recalculation.


    (b) Annual Increase Amount: On the date we issue your contract, the Annual Increase Amount is equal to your initial Purchase Payment. All Purchase Payments received within 120 days of the date we issue your contract will be treated as part of the initial Purchase Payment for this purpose. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:


         (i) is Purchase Payments accumulated at the annual increase rate from the date the Purchase Payment is made. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 91st birthday, and 0% per year thereafter; and


         (ii) is withdrawal adjustments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 91st birthday, and 0% per year thereafter. The withdrawal adjustment for any partial withdrawal in a Contract Year is equal to the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in Account Value attributable to that partial withdrawal (including any applicable withdrawal charge). However, (1) if the partial withdrawal occurs before the contract anniversary immediately prior to your 91st birthday; (2) if all partial withdrawals in a Contract Year are payable to the Owner (or the Annuitant if the Owner is a non-natural person) or other payees that we agree to; and (3) if total partial withdrawals in a Contract Year are not greater than 5% of the Annual Increase Amount on the previous contract anniversary, the total withdrawal adjustments for that

               Contract Year will be set equal to the dollar amount of total partial withdrawals in that Contract Year and will be treated as a single withdrawal at the end of that Contract Year.


The Highest Anniversary Value does not change after the contract anniversary immediately preceding the Owner's 81st birthday, except that it is increased for each subsequent Purchase Payment and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent withdrawal (including any applicable withdrawal charge). The Annual Increase Amount does not change after the contract anniversary immediately preceding the Owner's 91st birthday, except that it is increased for each subsequent Purchase Payment and reduced by the withdrawal adjustments described in (b)(ii) above.


For contracts issued based on applications and necessary information received
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in Good Order at our Annuity Service Center on or before May 1, 2009, we
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offered an earlier version of the Enhanced Death Benefit I rider. The earlier version is the same as the Enhanced Death Benefit I rider described above except that: (a) the annual increase rate for the Annual Increase Amount and for withdrawal adjustments is 6%; (b) different investment allocation restrictions apply (see "Purchase - Investment Allocation Restrictions for Certain Riders"); and (c) different rider charges apply (see "Expenses - Death Benefit Rider Charges").


TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.


OPTIONAL STEP-UP. On each contract anniversary on or after the first anniversary following the effective date of the rider, you may elect an Optional Step-Up provided that: (1) the Account Value exceeds the Annual Increase Amount immediately before the Optional Step-Up; and (2) the Owner (or older Joint Owner, or Annuitant if the contract is owned by a non-natural person) is not older than age 80 on the date of the Optional Step-Up. If your contract has both the GMIB Plus II rider and the Enhanced Death Benefit I rider, and you would like to elect an Optional Step-Up, you must elect an Optional Step-Up for both riders. You may not elect an Optional Step-Up for only one of the two riders. Upon the Optional Step-Up, we may reset the rider charge, as described below, on one or both riders.


We must receive your request to exercise the Optional Step-Up in writing, at our Annuity Service Center, or any other method acceptable to us. We must receive your request prior to the contract anniversary for an Optional Step-Up to occur on that contract anniversary.


The Optional Step-Up:


    (a) Resets the Annual Increase Amount to the Account Value on the contract anniversary following the receipt of an Optional Step-Up election; and


    (b) May reset the Enhanced Death Benefit I rider charge to a rate we shall determine that does not exceed the maximum Optional Step-Up charge (1.50%), provided that this rate will not exceed the rate that would be applicable to the same rider available for new contract purchases at the time of the step-up.


On the date of the Optional Step-Up, the Account Value on that day will be treated as a single Purchase Payment received on the date of the step-up for purposes of determining the Annual Increase Amount after the step-up. All Purchase Payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the Optional Step-Up.


When you elect the Optional Step-Up, provided the above requirements are met, you may elect either:


1)   a one time Optional Step-Up at any contract anniversary; or


2) Optional Step-Ups to occur under the Automatic Annual Step-Up (on any contract anniversary while this election is in effect, the Annual Increase Amount will reset to the Account Value automatically).


In the event that the charge applicable to contract purchases at the time of the step-up is higher than your current Enhanced Death Benefit I rider charge, you will be notified in writing a minimum of 30 days in advance of the applicable contract anniversary and be informed that you may choose to decline the Automatic Annual Step-Up. If you decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the

Automatic Annual Step-Ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement.


If you have also elected the GMIB Plus II rider and you elect Optional Step-Ups to occur under the Automatic Annual Step-up, it will remain in effect through the seventh contract anniversary following the date you make the election. You may make a new election if you want Automatic Annual Step-Ups to continue after the seventh contract anniversary.


You may discontinue Automatic Annual Step-Ups at any time by notifying us in writing, at our Annuity Service Center (or by any other method acceptable to us), at least 30 days prior to the contract anniversary following the date you make this election. If you discontinue Automatic Annual Step-Ups, the Enhanced Death Benefit I rider (and the rider charge) will continue, and you may choose to elect a one time Optional Step-Up or reinstate Automatic Annual Step-Ups as described above.


INVESTMENT ALLOCATION RESTRICTIONS. If you select the Enhanced Death Benefit I rider, there are certain investment allocation restrictions. (See "Purchase - Investment Allocation and Other Purchase Payment Restrictions for GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I.") If you elect the Enhanced Death Benefit I, you may not participate in the Dollar Cost Averaging (DCA) program. However, you may elect to participate in the Enhanced Dollar Cost Averaging
(EDCA) program, provided that your destination Investment Portfolios are selected in accordance with the investment allocation restrictions.


CURRENT RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. Subsequent Purchase Payments under the Enhanced Death Benefit I rider are restricted as described in "Purchase - Restrictions on Subsequent Purchase Payments - GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I."


TERMINATION OF THE ENHANCED DEATH BENEFIT I. The Enhanced Death Benefit I will terminate upon the earliest of:


a) The date you make a total withdrawal of your Account Value (a pro rata portion of the rider charge will be assessed);


b) The date there are insufficient funds to deduct the Enhanced Death Benefit I rider charge from your Account Value;


c) The date you elect to receive Annuity Payments under the contract (a pro rata portion of the rider charge will be assessed);


d) A change of the Owner or Joint Owner (or Annuitant if the Owner is a non-natural person), subject to our administrative procedures (a pro rata portion of the rider charge will be assessed);


e) The date you assign your contract (a pro rata portion of the rider charge will be assessed);


f) The date the death benefit amount is determined (excluding the determination of the death benefit amount under the spousal continuation option); or


g)   Termination of the contract to which this rider is attached.


Under our current administrative procedures, we will waive the termination of the Enhanced Death Benefit I if you assign a portion of the contract under the following limited circumstances: if the assignment is solely for your benefit on account of your direct transfer of Account Value under Section 1035 of the Internal Revenue Code to fund premiums for a long term care insurance policy or Purchase Payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.


THE EDB I RIDER AND ANNUITIZATION. Since the Annuity Date at the time you purchase the contract is the later of age 90 of the Annuitant or 10 years from contract issue, you must make an election if you would like to extend your Annuity Date to the latest date permitted (subject to restrictions that may apply in your state, restrictions imposed by your selling firm, and our current established administrative procedures). If you elect to extend your Annuity Date to the latest date permitted, and that date is reached, your contract must be annuitized (see "Annuity Payments (The Income Phase)"), or you must make a complete withdrawal of your Account Value. Generally, once your contract is annuitized, you are ineligible to receive the death benefit selected. However, for contracts purchased with an EDB I rider, if you annuitize at the latest date permitted, you must elect one of the following options:


(1)  Annuitize the Account Value under the contract's annuity provisions; or


(2)  Elect to receive annuity payments determined by applying the Death
     Benefit Base to the greater of the guaranteed Annuity Option rates for this contract at the time of purchase or the current Annuity Option rates applicable to this class of contract. If you die before the complete return of the Death Benefit Base, your Beneficiary will receive a lump sum equal to the death benefit determined at annuitization less Annuity Payments already paid to the Owner.


If you fail to select one of the above options, we will annuitize your contract under the Life Annuity with 10 Years of Annuity Payments Guaranteed Annuity Option, unless the payment under option (2) above is greater, in which case we will apply option (2) to your contract.


(See Appendix F for examples of the Enhanced Death Benefit I.)


OPTIONAL DEATH BENEFIT - COMPOUNDED-PLUS


In states where the Compounded-Plus death benefit rider has been approved and the Enhanced Death Benefit I has not been approved, you may select the Compounded-Plus death benefit rider if you are age 79 or younger at the effective date of your contract. If you select the Compounded-Plus death benefit rider, the death benefit will be the greater of:


(1)  the Account Value; or


(2)  the greater of (a) or (b) below:


    (a) Highest Anniversary Value: On the date we issue your contract, the highest anniversary value is equal to your initial Purchase Payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.


    (b) Annual Increase Amount: On the date we issue your contract, the annual increase amount is equal to your initial Purchase Payment. Thereafter, the annual increase amount is equal to (i) less (ii), where:


         (i) is Purchase Payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter; and


         (ii) is withdrawal adjustments accumulated at the annual increase rate. A withdrawal adjustment is equal to the value of the annual increase amount immediately prior to a withdrawal multiplied by the percentage reduction in Account Value attributable to that partial withdrawal (including any applicable withdrawal charge).


If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1) or (2); however, for purposes of calculating the enhanced death benefit under (2) above:


    (a) for the highest anniversary value, the highest anniversary value will be recalculated to equal your Account Value as of the effective date of the Owner change; and


    (b) for the annual increase amount, the current annual increase amount will be reset to equal your Account Value as of the effective date of the Owner change. For purposes of the calculation of the annual increase amount thereafter, the Account Value on the effective date of the Owner change will be treated as the initial Purchase Payment and Purchase Payments received and partial withdrawals taken prior to the change of Owner will not be taken into account.


In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit amount is equal to the greater of (1) or (2).


(See Appendix F for examples of the Compounded-Plus death benefit rider.)


ADDITIONAL DEATH BENEFIT - EARNINGS PRESERVATION BENEFIT



You may select the Additional Death Benefit - Earnings Preservation Benefit if you are age 79 or younger at the effective date of your contract. The Earnings Preservation

Benefit pays an additional death benefit that is intended to help pay part of the income taxes due at the time of death of the Owner or Joint Owner. In certain situations, this benefit may not be available for qualified plans (check with your registered representative for details).



Before the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:


(a)   is the death benefit under your contract; and


(b) is total Purchase Payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against Purchase Payments not withdrawn.


On or after the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:


(a) is the death benefit on the contract anniversary immediately prior to your 81st birthday, increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge); and


(b) is total Purchase Payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against Purchase Payments not withdrawn.



                            Benefit
   Issue Age             Percentage
----------------------
   Ages 69 or younger    40%
   Ages 70-79            25%
   Ages 80 and above      0%

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the additional death benefit is as defined above; however, for the purposes of calculating subsection (b) above "total Purchase Payments not withdrawn" will be reset to equal the Account Value as of the effective date of the Owner change, and Purchase Payments received and partial withdrawals taken prior to the change of Owner will not be taken into account.


In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the additional death benefit will be determined and payable upon receipt of due proof of death of the first spousal Beneficiary. Alternatively, the spousal Beneficiary may elect to have the additional death benefit determined and added to the Account Value upon the election, in which case the additional death benefit rider will terminate (and the corresponding death benefit rider charge will also terminate).


GENERAL DEATH BENEFIT PROVISIONS


The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the Beneficiary.


Please check with your registered representative regarding the availability of the following in your state.


If the Beneficiary under a Qualified Contract is the Annuitant's spouse, the tax law generally allows distributions to begin by the year in which the Annuitant would have reached 70 1/2 (which may be more or less than five years after the Annuitant's death).


A Beneficiary must elect the death benefit to be paid under one of the payment options (unless the Owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the Beneficiary elects to have the death benefit payable under an Annuity Option. The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. For Non-Qualified Contracts, payment must begin within one year of the date of death. For Qualified Contracts, payment must begin no later than the end of the calendar year immediately following the year of death.


We may also offer a payment option, for both Non-Qualified Contracts and certain Qualified Contracts, under which your Beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your Beneficiary in order to facilitate the distribution of payments. Your Beneficiary may choose any optional death benefit available under the new contract. Upon the death of your Beneficiary, the death benefit would be required to be distributed to your Beneficiary's Beneficiary at least as rapidly as under the method of distribution in effect at the time of your Beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated Beneficiary is permitted under our procedures to make additional Purchase Payments consisting of monies which are direct transfers (as permitted under tax law) from other Qualified Contracts or Non-Qualified Contracts, depending on which type of contract you own, held in the name of the decedent. Any such additional Purchase Payments would be subject to applicable withdrawal charges. Your Beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.


If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the Beneficiary under an Annuity Option may only be elected during the 60 day period beginning with the date we receive due proof of death.


If the Owner or a Joint Owner, who is not the Annuitant, dies during the Income Phase, any remaining payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at the time of the Owner's death. Upon the death of the Owner or a Joint Owner during the Income Phase, the Beneficiary becomes the Owner.


SPOUSAL CONTINUATION


If the primary Beneficiary is the spouse of the Owner, upon the Owner's death, the Beneficiary may elect to continue the contract in his or her own name. Upon such election, the Account Value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the Owner. Any excess of the death benefit amount over the Account Value will be allocated to each applicable Investment Portfolio and/or the Fixed Account in the ratio that the Account Value in the Investment Portfolio and/or the Fixed Account bears to the total Account Value. The terms and conditions of the contract that applied prior to the Owner's death will continue to apply, with certain exceptions described in the contract.


For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit, which may include a highest anniversary value and/or an annual increase amount (depending on whether you elected an optional death benefit), are reset on the date the spouse continues the contract. If the contract includes both the GMIB Plus II and Enhanced Death Benefit I riders, the Annual Increase Amount for the GMIB Plus II rider is also reset on the date the spouse continues the contract.



Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs (see "Federal Income Tax Status").



DEATH OF THE ANNUITANT


If the Annuitant, not an Owner or Joint Owner, dies during the Accumulation Phase, you automatically become the Annuitant. You can select a new Annuitant if you do not want to be the Annuitant (subject to our then current underwriting standards). However, if the Owner is a non-natural person (for example, a trust), then the death of the primary Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.


Upon the death of the Annuitant after Annuity Payments begin, the death benefit, if any, will be as provided for in the Annuity Option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.


CONTROLLED PAYOUT


You may elect to have the death benefit proceeds paid to your Beneficiary in the form of Annuity Payments for life or over a period of time that does not exceed your Beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the Beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts.




10. FEDERAL INCOME TAX STATUS




INTRODUCTION

The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code (the Code) and the provisions of the Code that govern the contract are complex and subject to change. The applicability of federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your contract. Nor does this discussion address other federal tax consequences (such as estate and gift taxes, sales to foreign individuals or entities), or state or local tax consequences, which may affect your investment in the contract. As a result, you should always consult a tax adviser for complete information and advice applicable to your individual situation.


You are responsible for determining whether your purchase of a contract, withdrawals, income payments and any other transactions under your contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).


We do not expect to incur federal, state or local income taxes on the earnings or realized capital gains attributable to the Separate Account. However, if we do incur such taxes in the future, we reserve the right to charge amounts allocated to the Separate Account for these taxes.


To the extent permitted under federal tax law, we may claim the benefit of the corporate dividends received deduction and of certain foreign tax credits attributable to taxes paid by certain of the Investment Portfolios to foreign jurisdictions.


Any Code reference to "spouse" includes those persons who are married spouses under state law, regardless of sex.


NON-QUALIFIED CONTRACTS


A "Non-Qualified Contract" discussed here assumes the contract is an annuity contract for federal income tax purposes, but the contract is not held in a tax qualified "plan" defined by the Code. Tax qualified plans include arrangements described in Code Sections 401(a), 401(k), 403(a), 403(b) or tax sheltered annuities (TSA), 408 or "IRAs" (including SEP and SIMPLE IRAs), 408A or "Roth IRAs" or 457(b) or governmental 457(b) plans. Contracts owned through such plans are referred to below as "Qualified Contracts."


INVESTOR CONTROL


In certain circumstances, Owners of variable annuity Non-Qualified Contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract Owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of Investment Portfolios available and the flexibility of the contract Owner to allocate Purchase Payments and transfer amounts among the Investment Portfolios have not been addressed in public rulings. While we believe that the contract does not give the contract Owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract Owner from being treated as the owner of the Separate Account assets supporting the contract.


ACCUMULATION


Generally, an Owner of a Non-Qualified Contract is not taxed on increases in the value of the contract until there is a distribution from the contract, either as surrenders, partial withdrawals, or income payments. This deferral of taxation on accumulated value in the contract is limited to contracts owned by or held for the benefit of "natural persons." A contract will be treated as held by a natural person even if the nominal Owner is a trust or other entity which holds the contract as an agent for a natural person.


In contrast, a contract owned by other than a "natural person," such as a corporation, partnership, trust, or other entity, will be taxed currently on the increase in accumulated value in the contract in the year earned. Note that in this regard, an employer which is the Owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees would be considered a non-natural Owner and the annual increase in the Account Value would be subject to current income taxation.


SURRENDERS OR WITHDRAWALS - EARLY DISTRIBUTION


If you take a withdrawal from your contract, or surrender your contract prior to the date you commence taking annuity or "income" payments (the "Annuity Starting Date"), the amount you receive will be treated first as coming from earnings (and thus subject to income tax) and then from your Purchase Payments (which are not subject to income tax). If the accumulated value is less than your Purchase Payments upon surrender of your contract, you might be able to claim the loss on your federal income taxes as a miscellaneous itemized deduction.


The portion of any withdrawal or distribution from an annuity contract that is subject to income tax will also be subject to a 10% federal income tax penalty for "early" distribution if such withdrawal or distribution is taken prior to you reaching age 59 1/2, unless the distribution was made:


(a)  on account of your death or disability,

(b) as part of a series of substantially equal periodic payments payable for your life or joint lives of you and your designated Beneficiary, or


(c) under certain immediate income annuities providing for substantially equal payments made at least annually.


If you receive systematic payments that you intend to qualify for the "substantially equal periodic payments" exception noted above, any modifications (except due to death or disability) to your payment before age 59 1/2 or within five years after beginning these payments, whichever is later, will result in the retroactive imposition of the 10% federal income tax penalty with interest. Such modifications may include additional Purchase Payments or withdrawals (including tax-free transfers or rollovers of income payments) from the contract.


If your contract has been purchased with an Optional Two Year Withdrawal Feature or is for a guaranteed period only (term certain) annuity, and is terminated as a result of the exercise of the withdrawal feature, the taxable portion of the payment will generally be the excess of the proceeds received over your remaining after-tax Purchase Payment.


For Non-Qualified Contracts, amounts received under the exercise of a partial withdrawal may be fully includible in taxable income. The entire amount of the withdrawal could be treated as taxable income. Exercise of either withdrawal feature may adversely impact the amount of subsequent payments which can be treated as a nontaxable return of investment.


TREATMENT OF SEPARATE ACCOUNT CHARGES


It is possible that at some future date the Internal Revenue Service (IRS) may consider that contract charges attributable to certain guaranteed death benefits and certain living benefits are to be treated as distributions from the contract to pay for such non-annuity benefits. Currently, these charges are considered to be an intrinsic part of the contract and we do not report these as taxable income. However, if this treatment changes in the future, the charge could also be subject to a 10% federal income tax penalty as an early distribution, as described above.


GUARANTEED WITHDRAWAL BENEFITS


If you have purchased the GWB I, Enhanced GWB or Lifetime Withdrawal Guarantee, where otherwise made available, note the following:


The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amount guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Account Value (prior to withdrawal charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to report such withdrawals using the Account Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GWB exceeds the Account Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.


In the event that the Account Value goes to zero, and either the Remaining Guaranteed Withdrawal Amount is paid out in fixed installments or the Annual Benefit Payment is paid for life, we will treat such payments as income Annuity Payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.


We reserve the right to change our tax reporting practices where we determine that they are not in accordance with IRS guidance (whether formal or informal).



AGGREGATION


If you purchase two or more deferred annuity contracts from us (or our affiliates) during the same calendar year (after October 21, 1988), the law requires that all such contracts must be treated as a single contract for purposes of determining whether any payments not received as an annuity (e.g., withdrawals) will be includible in income. Aggregation could affect the amount of a withdrawal that is taxable and subject to the 10% federal income tax penalty described above. Since the IRS may require aggregation in other circumstances as well, you should consult a tax adviser if you are purchasing more than one annuity contract from the same insurance company in a single calendar year. Aggregation does not affect distributions paid in the form of an annuity (see "Taxation of Payments in Annuity Form" below).

EXCHANGES/TRANSFERS


The annuity contract may be exchanged in whole or in part for another annuity contract or a long-term care insurance policy. The exchange for another annuity contract may be a tax-free transaction provided that, among other prescribed IRS conditions, no amounts are distributed from either contract involved in the exchange for 180 days following the date of the exchange - other than Annuity Payments made for life, joint lives, or for a term of 10 years or more. Otherwise, a withdrawal or "deemed" distribution may be includible in your taxable income (plus a 10% federal income tax penalty) to the extent that the accumulated value of your annuity exceeds your investment in the contract (your "gain"). The opportunity to make partial annuity exchanges was provided by the IRS in 2011 and some ramifications of such an exchange remain unclear. If the annuity contract is exchanged in part for an additional annuity contract, a distribution from either contract may be taxable to the extent of the combined gain attributable to both contracts, or only to the extent of your gain in the contract from which the distribution is paid. It is not clear whether this guidance applies to a partial exchange involving long-term care contracts. Consult your tax adviser prior to a partial exchange.


A transfer of ownership of the contract, or the designation of an Annuitant or other Beneficiary who is not also the contract Owner, may result in income or gift tax consequences to the contract Owner. You should consult your tax adviser if you are considering such a transfer or assignment.


DEATH BENEFITS


The death benefit is taxable to the recipient in the same manner as if paid to the contract Owner (under the rules for withdrawals or income payments, whichever is applicable).


After your death, any death benefit determined under the contract must be distributed according to certain rules. The method of distribution that is required depends on whether you die before or after the Annuity Starting Date. If you die on or after the Annuity Starting Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before the Annuity Starting Date, the entire interest in the contract must be distributed within five (5) years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated Beneficiary (provided such payments begin within one year of your death). Your designated Beneficiary is the person to whom benefit rights under the contract pass by reason of death; the Beneficiary must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner. For contracts owned by a non-natural person, the required distribution rules apply upon the death of the Annuitant. If there is more than one Annuitant of a contract held by a non-natural person, then such required distributions will be triggered by the death of the first co-Annuitant.


TAXATION OF PAYMENTS IN ANNUITY FORM


When payments are received from the contract in the form of an annuity, normally the Annuity Payments are taxable as ordinary income to the extent that payments exceed the portion of the payment determined by applying the exclusion ratio to the entire payment. The exclusion ratio of a contract is determined at the time the contract's accumulated value is converted to an annuity form of distribution. Generally, the applicable exclusion ratio is your investment in the contract divided by the total payments you are expected to receive based on IRS rules which consider such factors, such as the form of annuity and mortality. The excludable portion of each Annuity Payment is the return of investment in the contract and it is excludable from your taxable income until your investment in the contract is fully recovered. We will make this calculation for you. However, it is possible that the IRS could conclude that the taxable portion of income payments under a Non-Qualified Contract is an amount greater - or less - than the taxable amount determined by us and reported by us to you and the IRS.


Once you have recovered the investment in the contract, further Annuity Payments are fully taxable. If you die before your investment in the contract is fully recovered, the balance may be deducted on your last tax return, or if Annuity Payments continue after your death, the balance may be deducted by your Beneficiary.


The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between a fixed annuity option and variable investment options, as well as transfers between investment options after the Annuity Starting Date. Once Annuity Payments have commenced, you may not be able to make transfer withdrawals to another Non-Qualified Contract or a long-term care contract in a tax-free exchange.


If you receive payments that you intend to qualify for the "substantially equal periodic payments" exception noted above, any modifications (except due to death or disability) to your payment before age 59 1/2 or within five years after beginning these payments, whichever is later, will result in the retroactive imposition of the 10% federal income tax penalty with interest. Such modifications may include additional Purchase Payments or withdrawals (including tax-free transfers or rollovers of income payments) from the contract.


If the contract allows, you may elect to convert less than the full value of your contract to an annuity form of pay-out (i.e., "partial annuitization"). In this case, your investment in the contract will be pro-rated between the annuitized portion of the contract and the deferred portion. An exclusion ratio will apply to the Annuity Payments as described above, provided the annuity form you elect is payable for at least 10 years or for the life of one or more individuals.


3.8% TAX ON NET INVESTMENT INCOME


Federal tax law imposes a 3.8% Medicare tax on the lesser of:


(1) the taxpayer's "net investment income," (from non-qualified annuities, interest, dividends, and other investments, offset by specified allowable deductions), or


(2) the taxpayer's modified adjusted gross income in excess of a specified income threshold ($250,000 for married couples filing jointly, $125,000 for married couples filing separately, and $200,000 otherwise).


"Net investment income" in Item 1 above does not include distributions from tax qualified plans, (i.e., arrangements described in Code Sections 401(a), 403(a), 403(b), 408, 408A, or 457(b)), but such income will increase modified adjusted gross income in Item 2 above.


You should consult your tax adviser regarding the applicability of this tax to income under your annuity contract.


PUERTO RICO TAX CONSIDERATIONS


The Puerto Rico Internal Revenue Code of 2011 (the "2011 PR Code") taxes distributions from Non-Qualified Contracts differently than in the U.S.


Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 2011 PR Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis.


The amount of income on annuity distributions in annuity form (payable over your lifetime) is also calculated differently under the 2011 PR Code. Since the U.S. source income generated by a Puerto Rico bona fide resident is subject to U.S. income tax and the IRS issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 2011 PR Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize if you are a resident of Puerto Rico.


QUALIFIED CONTRACTS


INTRODUCTION


The contract may be purchased through certain types of retirement plans that receive favorable treatment under the Code ("tax qualified plans"). Tax-qualified plans include arrangements described in Code Sections 401(a), 401(k), 403(a), 403(b) or tax sheltered annuities (TSA), 408 or "IRAs" (including SEP and SIMPLE IRAs), 408A or "Roth IRAs" or 457 (b) or 457(b) governmental plans. Extensive special tax rules apply to qualified plans and to the annuity contracts used in connection with these plans. Therefore, the following discussion provides only general information about the use of the contract with the various types of qualified plans. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.


The rights to any benefit under the plan will be subject to the terms and conditions of the plan itself as well as the terms and conditions of the contract.


We exercise no control over whether a particular retirement plan or a particular contribution to the plan satisfies the applicable requirements of the Code, or whether a particular individual is entitled to participate or benefit under a plan.


All qualified plans and arrangements receive tax deferral under the Code. Since there are no additional tax benefits in funding such retirement arrangements with an annuity, there should be reasons other than tax deferral for acquiring the annuity within the plan. Such non-tax benefits may include additional insurance benefits, such as the availability of a guaranteed income for life.


A contract may also be available in connection with an employer's non-qualified deferred compensation plan and qualified governmental excess benefit arrangement to provide benefits to certain employees in the plan. The tax rules regarding these plans are complex. We do not provide tax advice. Please consult your tax adviser about your particular situation.


ACCUMULATION


The tax rules applicable to qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Both the amount of the contribution that may be made and the tax deduction or exclusion that you may claim for that contribution are limited under qualified plans. See the SAI for a description of qualified plan types and annual current contribution limitations, which are subject to change from year-to-year.


Purchase payments or contributions to IRAs or tax qualified retirement plans of an employer may be taken from current income on a before tax basis or after tax basis. Purchase payments made on a "before tax" basis entitle you to a tax deduction or are not subject to current income tax. Purchase payments made on an "after tax" basis do not reduce your taxable income or give you a tax deduction. Contributions may also consist of transfers or rollovers as described below which are not subject to the annual limitations on contributions.


The contract will accept as a single Purchase Payment a transfer or rollover from another IRA or rollover from an eligible retirement plan of an employer (i.e., 401(a), 401(k), 403(a), 403(b), or governmental 457(b) plan). It will also accept a rollover or transfer from a SIMPLE IRA after the taxpayer has participated in such arrangement for at least two years. As part of the single Purchase Payment, the IRA contract will also accept an IRA contribution subject to the Code limits for the year of purchase.


For income annuities established as "pay-outs" of SIMPLE IRAs, the contract will only accept a single Purchase Payment consisting of a transfer or rollover from another SIMPLE IRA. For income annuities established in accordance with a distribution option under a retirement plan of an employer (e.g., 401(a), 401(k), 403(a), 403(b), or 457(b) plan), the contract will only accept as its single Purchase Payment a transfer from such employer retirement plan.


TAXATION OF ANNUITY DISTRIBUTIONS


If contributions are made on a "before tax" basis, you generally pay income taxes on the full amount of money you withdraw as well as income earned under the contract. Withdrawals attributable to any after-tax contributions are your basis in the contract and not subject to income tax (except for the portion of the withdrawal allocable to earnings). Under current federal income tax rules, the taxable portion of distributions under annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.


If you meet certain requirements, your Roth IRA, Roth 403(b) and Roth 401(k) earnings are free from federal income taxes.


With respect to IRA contracts, we will withhold a portion of the taxable amount of your withdrawal for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.


GUARANTEED WITHDRAWAL BENEFITS


If you have purchased the Lifetime Withdrawal Guarantee benefit (LWG), where otherwise made available, note the following:


In the event that the Account Value goes to zero, and either the Remaining Guaranteed Withdrawal Amount is paid out in fixed installments or the Annual Benefit Payment is paid for life, we will treat such payments as income Annuity Payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.


In determining your required minimum distribution each year, the actuarial value of this benefit as of the prior December 31 must be taken into account in addition to the Account Value of the contract.

If you have purchased the GWB I, Enhanced GWB or LWG, where otherwise made available, note the following:


The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amount guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Account Value (prior to withdrawal charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to report such withdrawals using the Account Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the Guaranteed Withdrawal Benefit exceeds the Account Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.


In the event that the Account Value goes to zero, and either the Remaining Guaranteed Withdrawal Amount is paid out in fixed installments or the Annual Benefit Payment is paid for life, we will treat such payments as income Annuity Payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.


We reserve the right to change our tax reporting practices where we determine that they are not in accordance with IRS guidance (whether formal or informal).



WITHDRAWALS PRIOR TO AGE 59 1/2


A taxable withdrawal or distribution from a qualified plan which is subject to income tax may also be subject to a 10% federal income tax penalty for "early" distribution if taken prior to age 59 1/2, unless an exception described below applies. The penalty rate is 25% for SIMPLE plan contracts if the distribution occurs within the first 2 years of your participation in the plan.


These exceptions include distributions made:


(a)  on account of your death or disability, or


(b) as part of a series of substantially equal periodic payments payable for your life or joint lives of you and your designated Beneficiary and you are separated from employment.


If you receive systematic payments that you intend to qualify for the "substantially equal periodic payments" exception noted above, any modifications (except due to death or disability) to your payment before age 59 1/2 or within five years after beginning these payments, whichever is later, will result in the retroactive imposition of the 10% federal income tax penalty with interest. Such modifications may include additional Purchase Payments or withdrawals (including tax-free transfers or rollovers of income payments) from the contract.


In addition, a withdrawal or distribution from a Qualified Contract other than an IRA (including SEPs and SIMPLEs) will avoid the penalty if: (1) the distribution is on separation from employment after age 55; (2) the distribution is made pursuant to a qualified domestic relations order (QDRO);
(3) the distribution is to pay deductible medical expenses; or (4) if the distribution is to pay IRS levies (and made after December 31, 1999).


The 10% federal income tax penalty on early distribution does not apply to governmental 457(b) plan contracts. However, it does apply to distributions from 457(b) plans of employers which are state or local governments to the extent that the distribution is attributable to rollovers accepted from other types of eligible retirement plans.


In addition to death, disability and as part of a series of substantially equal periodic payments as indicated above, a withdrawal or distribution from an IRA (including SEPs and SIMPLEs and Roth IRAs) will avoid the penalty: (1) if the distribution is to pay deductible medical expenses; (2) if the distribution is to pay IRS levies (and made after December 31, 1999); (3) if the distribution is used to pay for medical insurance (if you are unemployed), qualified higher education expenses, or for a qualified first time home purchase up to $10,000. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above.


COMMUTATION FEATURES UNDER INCOME PAYMENT TYPES


Please be advised that the tax consequences resulting from the election of an income payment types containing a commutation feature are uncertain and the IRS may determine that the taxable amount of income payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:


o The imposition of a 10% federal income tax penalty on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% federal income tax penalty is in addition to the ordinary income tax on the taxable amount of the commuted value.


o The retroactive imposition of the 10% federal income tax penalty on income payments received prior to the taxpayer attaining age 59 1/2.


o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any income payments made after such commutation.


A payee should consult with his or her own tax adviser prior to electing to annuitize the contract and prior to exercising any commutation feature under an income payment type.


ROLLOVERS


Your contract is non-forfeitable (i.e., not subject to the claims of your creditors) and non-transferable (i.e., you may not transfer it to someone else).


Nevertheless, contracts held in certain employer plans subject to ERISA may be transferred in part pursuant to a QDRO.


Under certain circumstances, you may be able to transfer amounts distributed from your contract to another eligible retirement plan or IRA. For 457(b) plans maintained by non-governmental employers, if certain conditions are met, amounts may be transferred into another 457(b) plan maintained by a non-governmental employer.


You may make rollovers and direct transfers into your SIMPLE IRA annuity contract from another SIMPLE IRA annuity contract or account. No other rollovers or transfers can be made to your SIMPLE IRA. Rollovers and direct transfers from a SIMPLE IRA can only be made to another SIMPLE IRA or account during the first two years that you participate in the SIMPLE IRA plan. After this two year period, rollovers and transfers may be made from your SIMPLE IRA into a Traditional IRA or account, as well as into another SIMPLE IRA.


Generally, a distribution may be eligible for rollover. Certain types of distributions cannot be rolled over, such as distributions received on account of:


(a)    minimum distribution requirements, or


(b)    financial hardship.


20% WITHHOLDING ON ELIGIBLE ROLLOVER DISTRIBUTIONS


For certain qualified employer plans, we are required to withhold 20% of the taxable portion of your withdrawal that constitutes an "eligible rollover distribution" for federal income taxes. The amount we withhold is determined by the Code. You may avoid withholding if you assign or transfer a withdrawal from this contract directly into another qualified plan or IRA. Similarly, you may be able to avoid withholding on a transfer into this contract from an existing qualified plan you may have with another provider by arranging to have the transfer made directly to us. For taxable withdrawals that are not "eligible rollover distributions," the Code requires different withholding rules which determine the withholding amounts.


DEATH BENEFITS


The death benefit is taxable to the recipient in the same manner as if paid to the contract Owner or plan participant (under the rules for withdrawals or income payments, whichever is applicable).


Distributions required from a Qualified Contract following your death depend on whether you die before you had converted your contract to an annuity form and started taking Annuity Payments (your Annuity Starting Date). If you die on or after your Annuity Starting Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before your Annuity Starting Date, the entire interest in the contract must be distributed within five (5) years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated Beneficiary (provided such payments begin within one year of your death). Your designated Beneficiary is the person to whom benefit rights under the contract pass by reason of death; the Beneficiary must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. For required minimum distributions following the death of the Annuitant of a Qualified Contract, the five-year rule is applied without regard to calendar year 2009. For instance, for a contract Owner who died in 2007, the five-year period would end in 2013 instead of 2012. The required minimum distribution rules are complex, so consult your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 required minimum distribution waiver.


Additionally, if the annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner. If your spouse is your Beneficiary, and your contract permits, your spouse may delay the start of these payments until December 31 of the year in which you would have reached age 70 1/2.


If your spouse is your Beneficiary, your spouse may be able to rollover the death proceeds into another eligible retirement plan in which he or she participates, if permitted under the receiving plan. Alternatively, if your spouse is your sole Beneficiary, he or she may elect to rollover the death proceeds into his or her own IRA.


If your Beneficiary is not your spouse and your plan and contract permit, your Beneficiary may be able to rollover the death proceeds via a direct trustee-to-trustee transfer into an inherited IRA. However, a non-spouse Beneficiary may not treat the inherited IRA as his or her own IRA.


Additionally, for contracts issued in connection with qualified plans subject to ERISA, the spouse or ex-spouse of the Owner may have rights in the contract. In such a case, the Owner may need the consent of the spouse or ex-spouse to change annuity options or make a withdrawal from the contract.


REQUIRED MINIMUM DISTRIBUTIONS


Generally, you must begin receiving retirement plan withdrawals by April 1 following the latter of:


(a)  the calendar year in which you reach age 70 1/2, or


(b) the calendar year you retire, provided you do not own more than 5% of your employer.


For IRAs (including SEPs and SIMPLEs), you must begin receiving withdrawals by April 1 of the year after you reach age 70 1/2 even if you have not retired.


A tax penalty of 50% applies to the amount by which the required minimum distribution exceeds the actual distribution.


You may not satisfy minimum distributions for one employer's qualified plan (i.e., 401(a), 403(a), 457(b)) with distributions from another qualified plan of the same or a different employer. However, an aggregation rule does apply in the case of IRAs (including SEPs and SIMPLEs) or 403(b) plans. The minimum required distribution is calculated with respect to each IRA, but the aggregate distribution may be taken from any one or more of your IRAs/SEPs. Similarly, the amount of required minimum distribution is calculated separately with respect to each 403(b) arrangement, but the aggregate amount of the required distribution may be taken from any one or more of your 403(b) plan contracts. For SIMPLE IRAs, the aggregate amount of the required distribution may be taken from any one or more of your SIMPLE IRAs.


Complex rules apply to the calculation of these withdrawals. In general, income tax regulations permit income payments to increase based not only with respect to the investment experience of the Investment Portfolios but also with respect to actuarial gains.


The regulations also require that the value of benefits under a deferred annuity including certain death benefits in excess of contract value must be added to the amount credited to your account in computing the amount required to be distributed over the applicable period. We will provide you with additional information regarding the amount that is subject to minimum distribution under this rule. You should consult your own tax adviser as to how these rules affect your own distribution under this rule.


If you intend to receive your minimum distributions which are payable over the joint lives of you and a Beneficiary who is not your spouse (or over a period not exceeding the joint life expectancy of you and your non-spousal Beneficiary), be advised that federal tax rules may require that payments be made over a shorter period or may require that payments to the Beneficiary be reduced after your death to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax. You should consult your own tax adviser as to how these rules affect your own contract.


Required minimum distribution rules that apply to other types of IRAs while you are alive do not apply to Roth IRAs. However, in general, the same rules with respect to minimum distributions required to be made to a Beneficiary after your death under other IRAs do apply to Roth IRAs.


ADDITIONAL INFORMATION REGARDING TSA (ERISA AND NON-ERISA) 403(B)


SPECIAL RULES REGARDING EXCHANGES. In order to satisfy tax regulations, contract exchanges within a 403(b) plan after September 24, 2007, must, at a minimum, meet the following requirements: (1) the plan must allow the exchange; (2) the exchange must not result in a reduction in a participant's or a Beneficiary's accumulated benefit: (3) the receiving contract includes distribution restrictions that are no less stringent than those imposed on the contract being exchanged; and (4) if the issuer receiving the exchanges is not part of the plan, the employer enters into an agreement with the issuer to provide information to enable the contract provider to comply with Code requirements. Such information would include details concerning severance from employment, hardship withdrawals, loans and tax basis. You should consult your tax or legal counsel for any advice relating to contract exchanges or any other matter relating to these regulations.


WITHDRAWALS. If you are under age 59 1/2, you generally cannot withdraw money from your TSA contract unless the withdrawal:


(a) related to Purchase Payments made prior to 1989 and pre-1989 earnings on those Purchase Payments;


(b)  is exchanged to another permissible investment under your 403(b) plan;


(c) relates to contributions to an annuity contract that are not salary reduction elective deferrals , if your plan allows it;


(d) occurs after you die, leave your job or become disabled (as defined by the Code);


(e) is for financial hardship (but only to the extent of elective deferrals), if your plan allows it;


(f) relates to distributions attributable to certain TSA plan terminations, if the conditions of the Code are met;


(g)  relates to rollover or after-tax contributions; or


(h) is for the purchase of permissive service credit under a governmental defined benefit plan.


In addition, a Section 403(b) contract is permitted to distribute retirement benefits attributable to pre-tax contributions other than elective deferrals to the participant no earlier than upon the earlier of the participant's severance from employment or upon the prior occurrence of some event, such as after a fixed number of years, the attainment of a stated age or disability.


ADDITIONAL INFORMATION REGARDING IRAS


PURCHASE PAYMENTS. Traditional IRA Purchase Payments (except for permissible rollovers and direct transfers) are generally not permitted after you attain age 70 1/2. Except for permissible rollovers and direct transfers, Purchase Payments for individuals are limited in the aggregate to the lesser of 100% of compensation or the deductible amount established each year under the Code. A Purchase Payment up to the deductible amount can also be made for a non-working spouse provided the couple's compensation is at least equal to their aggregate contributions. Individuals age 50 and older are permitted to make additional "catch-up" contributions if they have sufficient compensation. If you or your spouse are an active participant in a retirement plan of an employer, your deductible contributions may be limited. If you exceed Purchase Payment limits you may be subject to a tax penalty.


Roth IRA Purchase Payments for individuals are non-deductible (made on an "after tax" basis) and are limited to the lesser of 100% of compensation or the annual deductible IRA amount. Individuals age 50 and older can make an additional "catch-up" Purchase Payment each year (assuming the individual has sufficient compensation). You may contribute up to the annual Purchase Payment limit if your modified adjusted gross income does not exceed certain limits. You can contribute to a Roth IRA after age 70 1/2. If you exceed Purchase Payment limits, you may be subject to a tax penalty.


WITHDRAWALS. If and to the extent that Traditional IRA Purchase Payments are made on an "after tax" basis, withdrawals would be included in income except for the portion that represents a return of non-deductible Purchase Payments. This portion is generally determined based upon the ratio of all non-deductible Purchase Payments to the total value of all your Traditional IRAs (including SEP IRAs and SIMPLE IRAs). We withhold a portion of the amount of your withdrawal for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.


Generally, withdrawal of earnings from Roth IRAs are free from federal income tax if: (1) they are made at least five taxable years after your first Purchase Payment to a Roth IRA; and (2) they are made on or after the date you reach age 59 1/2 and upon your death, disability or qualified first-home purchase (up to $10,000). Withdrawals from a Roth IRA are made first from Purchase Payments and then from earnings. We may be required to withhold a portion of your withdrawal for income taxes, unless you elect otherwise. The amount will be determined by the Code.

CONVERSION. Traditional IRAs may be converted to Roth IRAs. Except to the extent you have non-deductible contributions, the amount converted from an existing Traditional IRA into a Roth IRA is taxable. Generally, the 10% federal income tax penalty does not apply. However, the taxable amount to be converted must be based on the fair market value of the entire annuity contract being converted into a Roth IRA. Such fair market value, in general, is to be determined by taking into account the value of all benefits (both living benefits and death benefits) in addition to the Account Value; as well as adding back certain loads and charges incurred during the prior twelve month period. Your contract may include such benefits and applicable charges. Accordingly, if you are considering such conversion of your annuity contract, please consult your tax adviser. The taxable amount may exceed the Account Value at the date of conversion.


A Roth IRA contract may also be re-characterized as a Traditional IRA, if certain conditions are met. Please consult your tax adviser.


DISTINCTION FOR PUERTO RICO CODE


An annuity contract may be purchased by an employer for an employee under a qualified pension, profit sharing, stock bonus, annuity, or a "cash or deferred" arrangement plan established pursuant to Section 1081.01 of the 2011 PR Code. To be tax qualified under the 2011 PR Code, a plan must comply with the requirements of Section 1081.01(a) of the 2011 PR Code which includes certain participation requirements, among other requirements. A trust created to hold assets for a qualified plan is exempt from tax on its investment income.


CONTRIBUTIONS. The employer is entitled to a current income tax deduction for contributions made to a qualified plan, subject to statutory limitations on the amount that may be contributed each year. The plan contributions by the employer are not required to be included in the current income of the employee.



DISTRIBUTIONS. Any amount received or made available to the employee under the qualified plan is includible in the gross income of the employee in the taxable year in which received or made available. In such case, the amount paid or contributed by the employer shall not constitute consideration paid by the employee for the contract for purposes of determining the amount of Annuity Payments required to be included in the employee's gross income. Thus, amounts actually distributed or made available to any employee under the qualified plan will be included in their entirety in the employee's gross income. Lump-sum proceeds from a Puerto Rico qualified retirement plan due to separation from service will generally be taxed at a 20% capital gain tax rate to be withheld at the source. A special rate of 10% may apply instead, if the plan satisfies the following requirements:


(1) the plan's trust is organized under the laws of Puerto Rico, or has a Puerto Rico resident trustee and uses such trustee as paying agent; and


(2) 10% of all plan's trust assets (calculated based on the average balance of the investments of the trust) attributable to participants who are Puerto Rico residents must be invested in "property located in Puerto Rico" for a three-year period.


If these two requirements are not satisfied, the distribution will generally be subject to the 20% tax rate. The three-year period includes the year of the distribution and the two immediately preceding years. In the case of a defined contribution plan that maintains separate accounts for each participant, the described 10% investment requirement may be satisfied in the accounts of a participant that chooses to invest in such fashion rather than at the trust level. Property located in Puerto Rico includes shares of stock of a Puerto Rico registered investment company, fixed or variable annuities issued by a domestic insurance company or by a foreign insurance corporation that derives more than 80% of its gross income from sources within Puerto Rico, and bank deposits. The PR 2011 Code does not impose a penalty tax in cases of early (premature) distributions from a qualified plan.


ROLLOVER. Deferral of the recognition of income continues upon the receipt of a distribution by a participant from a qualified plan, if the distribution is contributed to another qualified retirement plan or traditional individual retirement account for the employee's benefit no later than sixty (60) days after the distribution.


ERISA CONSIDERATIONS. In the context of a Puerto Rico qualified retirement plan trust, the IRS has recently held that the transfer of assets and liabilities from a qualified retirement plan trust under the Code to that type of plan would generally be treated as a distribution includible in gross income for U.S. income tax purposes even if the Puerto Rico retirement plan is a plan described in ERISA Section 1022(i)(1). By contrast, a transfer from a qualified retirement plan trust under the Code to a Puerto Rico qualified retirement plan trust that has made an election under ERISA Section 1022(i)(2) is not treated as a distribution from the transferor plan for U.S. income tax purposes because a Puerto Rico retirement plan that has made an election under ERISA Section 1022(i)(2) is treated as a qualified retirement plan for purposes Code Section 401(a). The IRS has determined that the above described rules prescribing the inclusion in income of transfers of assets and liabilities to a Puerto Rico retirement plan trust described in ERISA Section 1022(i)(1) would be applicable to transfers taking effect after December 31, 2012.


Similar to the IRS in Revenue Ruling 2013-17, the U.S. Department of Labor issued DOL Technical Release No. 2013-04 on September 18, 2013, providing that, where the Secretary of Labor has authority to regulate with respect to the provisions of ERISA dealing with the use of the term "spouse," spouse will be read to refer to any individuals who are lawfully married under any state law, including same-sex spouses, and without regard to whether their state of domicile recognizes same-sex marriage. Thus, for ERISA purposes as well as Federal tax purposes, an employee benefit plan participant who marries a person of the same sex in a jurisdiction that recognizes same-sex marriage will continue to be treated as married even if the couple moves to a jurisdiction, like Puerto Rico, that does not recognize same-sex marriage.





11. OTHER INFORMATION

METLIFE INVESTORS USA



MetLife Investors USA Insurance Company (MetLife Investors USA) is a stock life insurance company founded on September 13, 1960, and organized under the laws of the State of Delaware. Its principal executive offices are located at 11225 North Community House Road, Charlotte, NC 28277. MetLife Investors USA is authorized to transact the business of life insurance, including annuities, and is currently licensed to do business in all states (except New York), the District of Columbia and Puerto Rico. Our name was changed to Security First Life Insurance Company on September 27, 1979. We changed our name to MetLife Investors USA Insurance Company on January 8, 2001. On December 31, 2002, MetLife Investors USA became an indirect subsidiary of MetLife, Inc., a listed company on the New York Stock Exchange. On October 11, 2006, MetLife Investors USA became a wholly-owned subsidiary of MetLife Insurance Company of Connecticut (MetLife of Connecticut). MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.


In 2013, MetLife, Inc. announced its plans to merge MetLife Investors USA, MetLife of Connecticut, MetLife Investors Insurance Company (MetLife Investors), and Exeter Reassurance Company, Ltd. (Exeter Reassurance), to create one larger U.S.-based and U.S.-regulated life insurance company. MetLife Investors, like MetLife Investors USA and MetLife of Connecticut, is a U.S. insurance company that issues variable insurance products in addition to other products. Exeter Reassurance is a direct subsidiary of MetLife, Inc. that mainly reinsures guarantees associated with variable annuity products issued by U.S. insurance companies that are direct or indirect subsidiaries of MetLife, Inc. MetLife of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. These mergers are expected to occur towards the end of 2014, subject to regulatory approvals.



THE SEPARATE ACCOUNT


We have established a SEPARATE ACCOUNT, MetLife Investors USA Separate Account A (Separate Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Separate Account under Delaware insurance law on May 29, 1980. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.


The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.


We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Account Value.


We are obligated to pay all money we owe under the contracts - such as death benefits and income payments - even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the

Separate Account is paid from our general account. Any amount under any optional death benefit, optional Guaranteed Minimum Income Benefit, optional Guaranteed Withdrawal Benefit, or optional Guaranteed Minimum Accumulation Benefit that exceeds the assets in the Separate Account is also paid from our general account. Benefit amounts paid from the general account are subject to our financial strength and claims paying ability and our long term ability to make such payments. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. MetLife Investors USA is regulated as an insurance company under state law, which generally includes limits on the amount and type of investments in our general account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.


The investment advisers to certain of the Investment Portfolios offered with the contracts or with other variable annuity contracts issued through the Separate Account may be regulated as Commodity Pool Operators. While it does not concede that the Separate Account is a commodity pool, MetLife Investors USA has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodities Exchange Act (CEA), and is not subject to registration or regulation as a pool operator under the CEA.


DISTRIBUTOR



We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 1095 Avenue of the Americas, New York, NY 10036, for the distribution of the contracts. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.


Distributor, and in certain cases, we, have entered into selling agreements with other affiliated and unaffiliated selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team and registered representatives also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.



All of the Investment Portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the Investment Portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range from 0.15% to 0.55% of Separate Account assets invested in the particular Investment Portfolio.


We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of Purchase Payments allocated to the following portfolios for the services it provides in marketing the portfolios' shares in connection with the contract: the American Funds (Reg.
TM) Growth Portfolio, the American Funds (Reg. TM) Moderate Allocation Portfolio, the American Funds (Reg. TM) Balanced Allocation Portfolio, and the American Funds (Reg. TM) Growth Allocation Portfolio.


SELLING FIRMS



As noted above, Distributor, and in certain cases, we, have entered into selling agreements with affiliated and unaffiliated selling firms for the sale of the contracts. Affiliated selling firms include MetLife Securities, Inc. (MetLife Securities) and New England Securities Corporation. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Registered representatives of the selling firms may also receive non-cash compensation, pursuant to their firm's guidelines, directly from us or Distributor.


COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all affiliated and unaffiliated selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional Purchase Payments by selling firms is 8% of Purchase Payments. Some selling firms may elect to receive a lower commission when a Purchase Payment is made, along with annual trail commissions up to 1.20% of Account Value (less Purchase Payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract Owner elects to begin receiving regular income payments (referred to as "Annuity Payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items may include expenses for conference or seminar trips, certain gifts, prizes, and awards. With respect to the contracts, the compensation paid to affiliated selling firms is generally not expected to exceed, on a present value basis, the aggregate amount of compensation that is paid by Distributor to all other selling firms as noted above.


SALES BY OUR AFFILIATES. As previously noted, we and Distributor may offer the contracts through retail selling firms that are affiliates of ours. The amount of compensation the affiliated selling firms pass on to their sales representatives is determined in accordance with their own internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation plans and other benefits. Sales representatives of our affiliates must meet a minimum level of sales production in order to maintain their agent status with us. Sales representatives can meet the minimum level of sales production through sales of proprietary and/or non-proprietary products. (Proprietary products are those issued by us or our affiliates.) However, sales representatives can meet a lower alternative minimum level of sales production if the sales representative focuses on sales of proprietary products. Therefore, a sales representative may have an incentive to favor the sale of proprietary products. Moreover, because the managers who supervise the representatives receive a higher level of compensation based on sales of proprietary products, these sales managers have an incentive to promote the sale of proprietary products.


Sales representatives of our affiliates receive cash payments for the products they sell and service based upon a "gross dealer concession" model. Gross dealer concession may also be credited when the contract is annuitized. The amount of gross dealer concession credited upon annuitization depends on several factors, including the number of years the contract has been in force.


Sales representatives of our affiliates are entitled to part or all of the gross dealer concession. The percentage to which a representative is entitled is determined by a sliding-scale formula that takes into account the total amount of proprietary and non-proprietary products sold and serviced by the representative.


Sales representatives of our affiliates and their managers may be eligible for additional cash compensation, such as bonuses and expense allowances (that may be tied to sales of specific products), equity awards (such as stock options), training allowances, supplemental compensation, product level add-ons controlled at the local and company levels, financing arrangements, special loan repayment options, marketing support, medical and other insurance benefits, and retirement benefits and other benefits. Since some of this additional compensation, in particular, life insurance, disability and retirement benefits, is based primarily on the amount of proprietary products sold, sales representatives and their managers have an incentive to favor the sale of proprietary products. Sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional cash compensation. Moreover, managers may be eligible for additional cash compensation based on the sales production of the sales representatives that the manager supervises. The business unit responsible for the operation of our distribution system is also eligible to receive an amount of compensation.



Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.



ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms, the amount of which depends on cumulative periodic (usually quarterly) sales of our insurance contracts (including the contracts offered by this prospectus) and may also depend on meeting thresholds in the sale of certain of our insurance contracts (other than the contracts offered by this prospectus). They may also include payments we make to cover the cost of marketing or other support services provided for or by registered representatives who may sell our products. Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on Account Values of our variable insurance contracts (including Account Values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with the unaffiliated selling firms identified in the Statement of Additional Information. We and Distributor may enter into similar arrangements with affiliated selling firms, such as MetLife Securities and New England Securities Corporation.


The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2013, as well as the range of additional compensation paid.)



REQUESTS AND ELECTIONS


We will treat your request for a contract transaction, or your submission of a Purchase Payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a Purchase Payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366. If you send your Purchase Payments or transaction requests to an address other than the one we have designated for receipt of such Purchase Payments or requests, we may return the Purchase Payment to you, or there may be a delay in applying the Purchase Payment or transaction to your contract.


Requests for service may be made:


o    Through your registered representative


o By telephone at (800) 343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday


o    In writing to our Annuity Service Center


o    By fax at (515) 457-4400 or


o    By Internet at www.metlifeinvestors.com

Some of the requests for service that may be made by telephone or Internet include transfers of Account Value (see "Investment Options - Transfers - Transfers By Telephone or Other Means") and changes to the allocation of future Purchase Payments (see "Purchase - Allocation of Purchase Payments"). We may from time to time permit requests for other types of transactions to be made by telephone or Internet. All transaction requests must be in a form satisfactory to us. Contact us for further information. Some selling firms may restrict the ability of their registered representatives to convey transaction requests by telephone or Internet on your behalf.


A request or transaction generally is considered in GOOD ORDER if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in Good Order. If you have any questions, you should contact us or your registered representative before submitting the form or request.


We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to Beneficiaries and Ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.


Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.


CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.


OWNERSHIP


OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.


These rights include the right to:


o    change the Beneficiary.


o change the Annuitant before the Annuity Date (subject to our underwriting and administrative rules).


o    assign the contract (subject to limitation).


o    change the payment option.


o exercise all other rights, benefits, options and privileges allowed by the contract or us.


The Owner is as designated at the time the contract is issued, unless changed. Any change of Owner is subject to our underwriting rules in effect at the time of the request.


JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either Owner, the surviving Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated.


BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before you die. If Joint Owners are named, unless you tell us otherwise, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary (unless you tell us otherwise).


ABANDONED PROPERTY REQUIREMENTS. Every state has unclaimed property laws which generally declare non-ERISA annuity contracts to be abandoned after a period of inactivity of three to five years from the contract's maturity date or the date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. (Escheatment is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation. To prevent your contract's proceeds from being paid to the state's abandoned or unclaimed property office, it is important that you update your Beneficiary designations, including addresses, if and as they change. Please call (800) 343-8496 to make such changes.


ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base Annuity Payments. You can change the Annuitant at any time prior to the Annuity Date, unless an Owner is not a natural person. Any reference to Annuitant includes any joint Annuitant under an Annuity Option. The Owner and the Annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code or under a GMIB rider (see "Living Benefits - Guaranteed Income Benefits").


ASSIGNMENT. You can assign a Non-Qualified Contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.


If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.


LEGAL PROCEEDINGS


In the ordinary course of business, MetLife Investors USA, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.


It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors USA does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors USA to meet its obligations under the contracts.


FINANCIAL STATEMENTS


Our financial statements and the financial statements of the Separate Account have been included in the SAI.



TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


     Company

     Independent Registered Public Accounting Firm

     Custodian

     Distribution

     Calculation of Performance Information

     Annuity Provisions

     Tax Status of the Contracts

     Condensed Financial Information

     Financial Statements

APPENDIX A
CONDENSED FINANCIAL INFORMATION


The following charts list the Condensed Financial Information (the Accumulation Unit value information for the Accumulation Units outstanding) for contracts issued as of December 31, 2013. See "Purchase - Accumulation Units" in the prospectus for information on how Accumulation Unit values are calculated. Chart 1 presents Accumulation Unit values for the lowest possible combination of Separate Account product charges and death benefit rider charges, and Chart 2 presents Accumulation Unit values for the highest possible combination of such charges. The Statement of Additional Information (SAI) contains the Accumulation Unit values for all other possible combinations of Separate Account product charges and death benefit rider charges. (See Page 2 for how to obtain a copy of the SAI.)



CHART 1





                         1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION        ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF          OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   -------------------
 MET INVESTORS SERIES TRUST
 ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.203841         10.541615           421,720.6020
  01/01/2013    to  12/31/2013       10.541615         11.536399           790,457.9118
============   ==== ==========       =========         =========        ===============
 AMERICAN FUNDS (Reg. TM) BALANCED ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.008301          7.004420         9,286,471.2884
  01/01/2009    to  12/31/2009        7.004420          8.919228        15,007,484.7900
  01/01/2010    to  12/31/2010        8.919228          9.850085        17,804,582.7630
  01/01/2011    to  12/31/2011        9.850085          9.492567        18,939,432.7941
  01/01/2012    to  12/31/2012        9.492567         10.610225        17,713,965.1303
  01/01/2013    to  12/31/2013       10.610225         12.383129        16,998,445.1583
============   ==== ==========       =========         =========        ===============
 AMERICAN FUNDS (Reg. TM) GROWTH ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.998301          6.353235        16,408,181.3342
  01/01/2009    to  12/31/2009        6.353235          8.384885        21,262,237.3100
  01/01/2010    to  12/31/2010        8.384885          9.369155        21,749,656.8435
  01/01/2011    to  12/31/2011        9.369155          8.788721        20,055,252.4567
  01/01/2012    to  12/31/2012        8.788721         10.051050        18,537,361.0796
  01/01/2013    to  12/31/2013       10.051050         12.381326        19,659,276.1916
============   ==== ==========       =========         =========        ===============
 AMERICAN FUNDS (Reg. TM) GROWTH SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.988302          5.753720         2,481,892.0547
  01/01/2009    to  12/31/2009        5.753720          7.868382         3,716,158.6400
  01/01/2010    to  12/31/2010        7.868382          9.167241         4,658,037.1483
  01/01/2011    to  12/31/2011        9.167241          8.611175         4,553,063.5638
  01/01/2012    to  12/31/2012        8.611175          9.954287         4,025,776.0416
  01/01/2013    to  12/31/2013        9.954287         12.720561         3,563,939.7000
============   ==== ==========       =========         =========        ===============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                         1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION        ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF          OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   -------------------
 AMERICAN FUNDS (Reg. TM) MODERATE ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.018301          7.677443         7,364,007.6845
  01/01/2009    to  12/31/2009        7.677443          9.327990        11,237,324.6000
  01/01/2010    to  12/31/2010        9.327990         10.094473        11,851,260.7619
  01/01/2011    to  12/31/2011       10.094473          9.958552        11,878,393.4079
  01/01/2012    to  12/31/2012        9.958552         10.867339        11,133,095.2560
  01/01/2013    to  12/31/2013       10.867339         12.146937        10,342,476.2445
============   ==== ==========       =========         =========        ===============
 AQR GLOBAL RISK BALANCED SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       11.136121         11.531416         3,328,913.1021
  01/01/2013    to  12/31/2013       11.531416         10.969004         1,535,199.5514
============   ==== ==========       =========         =========        ===============
 BLACKROCK GLOBAL TACTICAL STRATEGIES SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.959161         10.271320         1,158,782.9248
  01/01/2013    to  12/31/2013       10.271320         11.155889         1,640,040.8512
============   ==== ==========       =========         =========        ===============
 BLACKROCK HIGH YIELD SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       16.521641         12.346921           145,114.5742
  01/01/2009    to  12/31/2009       12.346921         17.828224           619,867.7000
  01/01/2010    to  12/31/2010       17.828224         20.322814           723,349.9054
  01/01/2011    to  12/31/2011       20.322814         20.480040           702,311.3140
  01/01/2012    to  12/31/2012       20.480040         23.499166           758,346.7841
  01/01/2013    to  12/31/2013       23.499166         25.297280           683,268.3950
============   ==== ==========       =========         =========        ===============
 CLARION GLOBAL REAL ESTATE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004        9.998726         12.820747         1,285,526.3249
  01/01/2005    to  12/31/2005       12.820747         14.301354         1,037,085.5635
  01/01/2006    to  12/31/2006       14.301354         19.374246         1,550,846.3065
  01/01/2007    to  12/31/2007       19.374246         16.212180         1,281,966.1503
  01/01/2008    to  12/31/2008       16.212180          9.310030         1,268,369.7004
  01/01/2009    to  12/31/2009        9.310030         12.350911         1,202,352.6400
  01/01/2010    to  12/31/2010       12.350911         14.119798         1,176,743.3391
  01/01/2011    to  12/31/2011       14.119798         13.126372         1,145,657.2316
  01/01/2012    to  12/31/2012       13.126372         16.282280         1,087,599.1684
  01/01/2013    to  12/31/2013       16.282280         16.600277         1,014,883.6966
============   ==== ==========       =========         =========        ===============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                         1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION        ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF          OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   -------------------
 CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        6.684840          7.137295         4,250,790.1304
  01/01/2005    to  12/31/2005        7.137295          7.981937         2,950,067.8894
  01/01/2006    to  12/31/2006        7.981937          7.722873         3,052,274.0469
  01/01/2007    to  12/31/2007        7.722873          7.775812         2,788,672.1390
  01/01/2008    to  12/31/2008        7.775812          4.666062         2,606,397.3735
  01/01/2009    to  12/31/2009        4.666062          6.108653         2,327,286.5600
  01/01/2010    to  12/31/2010        6.108653          7.445477         2,377,409.8134
  01/01/2011    to  12/31/2011        7.445477          7.569276         3,858,357.0388
  01/01/2012    to  12/31/2012        7.569276          8.831514         3,333,755.7940
  01/01/2013    to  12/31/2013        8.831514         12.661135         3,654,077.3923
============   ==== ==========      ==========        ==========         ==============
 CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B) AND BEFORE THAT
LEGG MASON VALUE EQUITY SUB-ACCOUNT (CLASS B))
  11/07/2005    to  12/31/2005       10.246967         10.622902            11,199.5403
  01/01/2006    to  12/31/2006       10.622902         11.148484           782,041.0111
  01/01/2007    to  12/31/2007       11.148484         10.327747         1,025,605.6494
  01/01/2008    to  12/31/2008       10.327747          4.614768         1,168,109.3867
  01/01/2009    to  12/31/2009        4.614768          6.269067         1,173,476.9300
  01/01/2010    to  12/31/2010        6.269067          6.625444         1,246,327.8625
  01/01/2011    to  04/29/2011        6.625444          7.041458                 0.0000
============   ==== ==========      ==========        ==========         ==============
 CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO II SUB-ACCOUNT (CLASS B)
  (FORMERLY JANUS FORTY SUB-ACCOUNT (CLASS B))
  05/03/2010    to  12/31/2010      144.950960        148.918147            12,508.3851
  01/01/2011    to  12/31/2011      148.918147        135.568725            22,918.9362
  01/01/2012    to  12/31/2012      135.568725        163.525609            32,525.7191
  01/01/2013    to  12/31/2013      163.525609        207.359268            30,528.8053
============   ==== ==========      ==========        ==========         ==============
 GOLDMAN SACHS MID CAP VALUE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004        9.998726         11.959762         1,102,347.7665
  01/01/2005    to  12/31/2005       11.959762         13.252669         1,255,052.0060
  01/01/2006    to  12/31/2006       13.252669         15.097059         1,840,179.4484
  01/01/2007    to  12/31/2007       15.097059         15.323863         1,974,328.5432
  01/01/2008    to  12/31/2008       15.323863          9.644499         1,472,172.0346
  01/01/2009    to  12/31/2009        9.644499         12.563686         1,280,931.2900
  01/01/2010    to  12/31/2010       12.563686         15.368239         1,246,714.2721
  01/01/2011    to  12/31/2011       15.368239         14.180003         1,281,158.7945
  01/01/2012    to  12/31/2012       14.180003         16.490228         1,108,682.7688
  01/01/2013    to  12/31/2013       16.490228         21.538023         1,009,420.6461
============   ==== ==========      ==========        ==========         ==============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                         1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION        ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF          OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   -------------------
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.716282         13.903248         3,433,073.0381
  01/01/2005    to  12/31/2005       13.903248         15.639015         3,053,798.5167
  01/01/2006    to  12/31/2006       15.639015         19.841608         3,839,493.5102
  01/01/2007    to  12/31/2007       19.841608         19.316263         3,627,717.1768
  01/01/2008    to  12/31/2008       19.316263         11.242663         3,364,589.0969
  01/01/2009    to  12/31/2009       11.242663         17.165018         3,088,930.4000
  01/01/2010    to  12/31/2010       17.165018         19.676322         3,143,419.8913
  01/01/2011    to  12/31/2011       19.676322         16.612290         3,004,396.6055
  01/01/2012    to  12/31/2012       16.612290         21.139984         2,735,778.9557
  01/01/2013    to  12/31/2013       21.139984         27.161345         2,609,047.0505
============   ==== ==========       =========         =========        ===============
 INVESCO BALANCED-RISK ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.010688          1.046910        14,563,857.1072
  01/01/2013    to  12/31/2013        1.046910          1.049991        12,053,899.7181
============   ==== ==========       =========         =========        ===============
 INVESCO COMSTOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B))
  05/01/2005    to  12/31/2005        9.998726         10.465357           290,014.4667
  01/01/2006    to  12/31/2006       10.465357         11.959052         1,032,186.8204
  01/01/2007    to  12/31/2007       11.959052         11.480694         1,188,014.5277
  01/01/2008    to  12/31/2008       11.480694          7.244190         1,275,126.3041
  01/01/2009    to  12/31/2009        7.244190          9.028080         1,165,972.7300
  01/01/2010    to  12/31/2010        9.028080         10.209672         1,299,576.6066
  01/01/2011    to  12/31/2011       10.209672          9.903871         1,319,908.6210
  01/01/2012    to  12/31/2012        9.903871         11.548197         1,284,047.1101
  01/01/2013    to  12/31/2013       11.548197         15.394522         1,442,374.7087
============   ==== ==========       =========         =========        ===============
 INVESCO MID CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY LORD ABBETT MID CAP VALUE SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       25.142292         16.548409           241,799.2491
  01/01/2009    to  12/31/2009       16.548409         20.617376           274,203.0200
  01/01/2010    to  12/31/2010       20.617376         25.482727           305,120.0915
  01/01/2011    to  12/31/2011       25.482727         24.163650           329,157.3568
  01/01/2012    to  12/31/2012       24.163650         27.286633           310,804.6495
  01/01/2013    to  12/31/2013       27.286633         35.009166           276,602.4244
============   ==== ==========       =========         =========        ===============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                         1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION        ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF          OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   -------------------
 INVESCO SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.563798         12.117839         3,030,400.5294
  01/01/2005    to  12/31/2005       12.117839         12.918267         2,267,560.3441
  01/01/2006    to  12/31/2006       12.918267         14.524142         2,367,140.1379
  01/01/2007    to  12/31/2007       14.524142         15.882719         2,161,461.2596
  01/01/2008    to  12/31/2008       15.882719          9.581346         2,002,986.7571
  01/01/2009    to  12/31/2009        9.581346         12.624541         1,857,015.3000
  01/01/2010    to  12/31/2010       12.624541         15.685173         1,782,701.9618
  01/01/2011    to  12/31/2011       15.685173         15.277443         1,731,900.1818
  01/01/2012    to  12/31/2012       15.277443         17.783449         1,439,926.2948
  01/01/2013    to  12/31/2013       17.783449         24.544872         1,455,111.8044
============   ==== ==========       =========         =========         ==============
 JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       11.148910         10.594613         1,752,647.4817
============   ==== ==========       =========         =========         ==============
 JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
  (FORMERLY JPMORGAN CORE BOND SUB-ACCOUNT (CLASS C) AND BEFORE THAT AMERICAN FUNDS (Reg.
  TM) BOND SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.038300          8.943139           790,860.6104
  01/01/2009    to  12/31/2009        8.943139          9.873009         1,531,600.5300
  01/01/2010    to  12/31/2010        9.873009         10.314243         1,951,922.2287
  01/01/2011    to  12/31/2011       10.314243         10.743934         1,863,328.0024
  01/01/2012    to  12/31/2012       10.743934         11.097843         1,851,315.3487
  01/01/2013    to  04/26/2013       11.097843         11.069111                 0.0000
============   ==== ==========       =========         =========         ==============
 JPMORGAN GLOBAL ACTIVE ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.012743          1.048954         3,250,068.2606
  01/01/2013    to  12/31/2013        1.048954          1.146295         6,735,981.2314
============   ==== ==========       =========         =========         ==============
 LOOMIS SAYLES GLOBAL MARKETS SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988726         10.329074           193,617.3219
  01/01/2007    to  12/31/2007       10.329074         13.001983         1,346,098.4166
  01/01/2008    to  12/31/2008       13.001983          7.775588         1,411,345.9994
  01/01/2009    to  12/31/2009        7.775588         10.781012         1,611,080.4700
  01/01/2010    to  12/31/2010       10.781012         12.952026         1,639,981.4661
  01/01/2011    to  12/31/2011       12.952026         12.564113         1,772,721.0512
  01/01/2012    to  12/31/2012       12.564113         14.464335         1,475,633.6968
  01/01/2013    to  12/31/2013       14.464335         16.681271         1,258,781.8123
============   ==== ==========       =========         =========         ==============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                         1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION        ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF          OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   -------------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       16.036858         17.079057         5,049,160.4140
  01/01/2005    to  12/31/2005       17.079057         17.068231         3,421,340.7498
  01/01/2006    to  12/31/2006       17.068231         18.343828         3,378,801.5732
  01/01/2007    to  12/31/2007       18.343828         19.243149         3,061,412.7241
  01/01/2008    to  12/31/2008       19.243149         15.421699         2,165,582.5177
  01/01/2009    to  12/31/2009       15.421699         20.768373         2,121,348.6000
  01/01/2010    to  12/31/2010       20.768373         23.100413         1,884,240.8308
  01/01/2011    to  12/31/2011       23.100413         23.760160         1,574,102.8227
  01/01/2012    to  12/31/2012       23.760160         26.421594         1,427,049.9618
  01/01/2013    to  12/31/2013       26.421594         28.090996         1,269,998.6828
============   ==== ==========       =========         =========         ==============
 MET/EATON VANCE FLOATING RATE SUB-ACCOUNT (CLASS B)
  05/03/2010    to  12/31/2010        9.997877         10.212345            62,940.8819
  01/01/2011    to  12/31/2011       10.212345         10.257514           302,943.7364
  01/01/2012    to  12/31/2012       10.257514         10.839267           293,130.8489
  01/01/2013    to  12/31/2013       10.839267         11.081973           655,128.6678
============   ==== ==========       =========         =========         ==============
 MET/FRANKLIN LOW DURATION TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/02/2011    to  12/31/2011        9.987878          9.757096           167,276.9743
  01/01/2012    to  12/31/2012        9.757096         10.028733           240,896.1473
  01/01/2013    to  12/31/2013       10.028733          9.989104           927,281.8908
============   ==== ==========       =========         =========         ==============
 MET/PUTNAM RESEARCH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  11/19/2004        7.690349          7.889764         2,035,854.2350
============   ==== ==========       =========         =========         ==============
 MET/TEMPLETON INTERNATIONAL BOND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009        9.998301         10.886207            54,715.1100
  01/01/2010    to  12/31/2010       10.886207         12.170430           167,290.2096
  01/01/2011    to  12/31/2011       12.170430         11.943992           176,097.5304
  01/01/2012    to  12/31/2012       11.943992         13.439500           214,212.1441
  01/01/2013    to  12/31/2013       13.439500         13.370076           149,349.9207
============   ==== ==========       =========         =========         ==============
 METLIFE BALANCED PLUS SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.986072         10.438856         1,267,656.4457
  01/01/2013    to  12/31/2013       10.438856         11.754454         3,073,295.8243
============   ==== ==========       =========         =========         ==============
 METLIFE MULTI-INDEX TARGETED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        1.078945          1.127041         1,375,482.1319
============   ==== ==========       =========         =========         ==============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                        1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                         NUMBER OF
                                   ACCUMULATION      ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT          UNITS
                                   BEGINNING OF         END OF         OUTSTANDING AT
                                      PERIOD            PERIOD         END OF PERIOD
                                 ---------------   ---------------   -----------------
 MFS (Reg. TM) EMERGING MARKETS EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988726         10.467975         234,049.8683
  01/01/2007    to  12/31/2007       10.467975         14.080259       1,220,647.4457
  01/01/2008    to  12/31/2008       14.080259          6.164667       1,509,674.5267
  01/01/2009    to  12/31/2009        6.164667         10.254869       2,618,089.4200
  01/01/2010    to  12/31/2010       10.254869         12.485909       2,793,614.7865
  01/01/2011    to  12/31/2011       12.485909          9.994683       2,917,769.9222
  01/01/2012    to  12/31/2012        9.994683         11.699610       2,690,866.0527
  01/01/2013    to  12/31/2013       11.699610         10.945850       2,359,606.7075
============   ==== ==========       =========         =========       ==============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.451731         11.126240       3,948,676.3779
  01/01/2005    to  12/31/2005       11.126240         12.754761       3,011,325.8171
  01/01/2006    to  12/31/2006       12.754761         15.895291       3,499,951.2116
  01/01/2007    to  12/31/2007       15.895291         17.729518       3,511,942.6595
  01/01/2008    to  12/31/2008       17.729518         10.060674       3,198,990.1678
  01/01/2009    to  12/31/2009       10.060674         13.032848       3,213,003.5900
  01/01/2010    to  12/31/2010       13.032848         14.296015       3,015,483.4286
  01/01/2011    to  12/31/2011       14.296015         12.568352       2,843,165.1151
  01/01/2012    to  12/31/2012       12.568352         14.441527       2,543,075.4930
  01/01/2013    to  12/31/2013       14.441527         16.957737       2,108,922.8920
============   ==== ==========       =========         =========       ==============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.425465         11.189656       5,890,782.1348
  01/01/2005    to  12/31/2005       11.189656         11.170860       4,640,469.4529
  01/01/2006    to  12/31/2006       11.170860         11.042066       4,659,084.7052
  01/01/2007    to  12/31/2007       11.042066         12.045226       4,427,688.3956
  01/01/2008    to  12/31/2008       12.045226         11.042431       4,193,140.1536
  01/01/2009    to  12/31/2009       11.042431         12.834995       5,728,741.7500
  01/01/2010    to  12/31/2010       12.834995         13.618440       5,923,991.1967
  01/01/2011    to  12/31/2011       13.618440         14.903492       6,176,847.3321
  01/01/2012    to  12/31/2012       14.903492         16.013001       6,108,543.0596
  01/01/2013    to  12/31/2013       16.013001         14.304314       4,834,341.0934
============   ==== ==========       =========         =========       ==============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                         1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION        ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF          OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   -------------------
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.631034         12.022053         7,156,721.7548
  01/01/2005    to  12/31/2005       12.022053         12.103714         6,140,732.1433
  01/01/2006    to  12/31/2006       12.103714         12.456484         6,241,551.6398
  01/01/2007    to  12/31/2007       12.456484         13.191600         6,255,575.1940
  01/01/2008    to  12/31/2008       13.191600         13.041402         8,296,227.4988
  01/01/2009    to  12/31/2009       13.041402         15.155905         9,094,511.5400
  01/01/2010    to  12/31/2010       15.155905         16.142116        10,325,078.3287
  01/01/2011    to  12/31/2011       16.142116         16.398294        10,269,267.4651
  01/01/2012    to  12/31/2012       16.398294         17.641576         9,954,396.3965
  01/01/2013    to  12/31/2013       17.641576         17.037533         8,015,008.4054
============   ==== ==========       =========         =========        ===============
 PIONEER FUND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       13.094754         16.037793            17,027.0800
  01/01/2010    to  12/31/2010       16.037793         18.306978            71,279.1059
  01/01/2011    to  12/31/2011       18.306978         17.147741           159,919.7532
  01/01/2012    to  12/31/2012       17.147741         18.634623            85,683.1579
  01/01/2013    to  12/31/2013       18.634623         24.350383           142,380.3667
============   ==== ==========       =========         =========        ===============
 PIONEER STRATEGIC INCOME SUB-ACCOUNT (CLASS E)
  05/03/2010    to  12/31/2010       23.229967         24.376105           128,300.3990
  01/01/2011    to  12/31/2011       24.376105         24.831966           237,227.6191
  01/01/2012    to  12/31/2012       24.831966         27.248639           229,211.6431
  01/01/2013    to  12/31/2013       27.248639         27.208078           242,988.8406
============   ==== ==========       =========         =========        ===============
 PYRAMIS (Reg. TM) GOVERNMENT INCOME SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.756296         10.911620           599,536.6604
  01/01/2013    to  12/31/2013       10.911620         10.258227           429,590.6186
============   ==== ==========       =========         =========        ===============
 PYRAMIS (Reg. TM) MANAGED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       10.215677         10.741899           136,388.8548
============   ==== ==========       =========         =========        ===============
 SCHRODERS GLOBAL MULTI-ASSET SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.010721          1.067048         3,495,178.6593
  01/01/2013    to  12/31/2013        1.067048          1.156866         7,358,765.0771
============   ==== ==========       =========         =========        ===============
 SSGA GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        8.366077          8.529445            29,380.4125
  01/01/2009    to  12/31/2009        8.529445         10.488355         1,663,878.6400
  01/01/2010    to  12/31/2010       10.488355         11.591033         3,281,692.4689
  01/01/2011    to  12/31/2011       11.591033         11.534227         5,511,403.1094
  01/01/2012    to  12/31/2012       11.534227         12.814650         6,685,508.8427
  01/01/2013    to  12/31/2013       12.814650         14.249205         6,407,672.8808
============   ==== ==========       =========         =========        ===============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                        1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF         OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   ------------------
 SSGA GROWTH ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        7.746232          7.819798           36,119.5934
  01/01/2009    to  12/31/2009        7.819798          9.940024        1,877,067.9500
  01/01/2010    to  12/31/2010        9.940024         11.172492        3,155,794.2880
  01/01/2011    to  12/31/2011       11.172492         10.766783        3,728,011.0258
  01/01/2012    to  12/31/2012       10.766783         12.193848        2,924,603.7015
  01/01/2013    to  12/31/2013       12.193848         14.176154        3,081,021.8228
============   ==== ==========       =========         =========        ==============
 T. ROWE PRICE LARGE CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       42.905952         47.587002        2,478,937.4046
  01/01/2005    to  12/31/2005       47.587002         48.446417        1,980,166.9179
  01/01/2006    to  12/31/2006       48.446417         56.187289        1,972,468.7829
  01/01/2007    to  12/31/2007       56.187289         57.377185        1,815,200.8221
  01/01/2008    to  12/31/2008       57.377185         35.967814        1,494,179.9768
  01/01/2009    to  12/31/2009       35.967814         41.928431        1,391,191.2400
  01/01/2010    to  12/31/2010       41.928431         48.309957        1,299,846.6534
  01/01/2011    to  12/31/2011       48.309957         45.660800        1,178,103.2189
  01/01/2012    to  12/31/2012       45.660800         53.037202        1,045,334.8104
  01/01/2013    to  12/31/2013       53.037202         69.859904          970,225.3755
============   ==== ==========       =========         =========        ==============
 T. ROWE PRICE MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        6.098811          7.075043        5,077,616.0133
  01/01/2005    to  12/31/2005        7.075043          7.985522        4,887,124.2422
  01/01/2006    to  12/31/2006        7.985522          8.347710        5,129,926.6394
  01/01/2007    to  12/31/2007        8.347710          9.668240        5,322,789.3870
  01/01/2008    to  12/31/2008        9.668240          5.735290        5,132,099.7437
  01/01/2009    to  12/31/2009        5.735290          8.214937        5,254,318.5300
  01/01/2010    to  12/31/2010        8.214937         10.327880        5,259,671.9862
  01/01/2011    to  12/31/2011       10.327880         10.001799        4,776,287.4764
  01/01/2012    to  12/31/2012       10.001799         11.194572        4,165,659.3163
  01/01/2013    to  12/31/2013       11.194572         15.054336        3,832,624.0040
============   ==== ==========       =========         =========        ==============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.452136         14.264232        3,613,703.7635
  01/01/2005    to  12/31/2005       14.264232         16.219476        3,159,008.3602
  01/01/2006    to  12/31/2006       16.219476         18.067717        3,490,210.3731
  01/01/2007    to  12/31/2007       18.067717         17.250907        3,167,307.4367
  01/01/2008    to  12/31/2008       17.250907         11.919451        2,780,972.3099
  01/01/2009    to  12/31/2009       11.919451         14.840417        2,678,424.5000
  01/01/2010    to  12/31/2010       14.840417         17.519779        2,588,744.7955
  01/01/2011    to  12/31/2011       17.519779         15.700881        2,277,120.7635
  01/01/2012    to  12/31/2012       15.700881         18.238666        2,013,346.6867
  01/01/2013    to  12/31/2013       18.238666         23.785204        1,738,394.9998
============   ==== ==========       =========         =========        ==============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                         1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION        ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF          OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   -------------------
 METROPOLITAN SERIES FUND
 BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        9.087292          9.962296         2,433,141.2056
============   ==== ==========       =========         =========        ===============
 BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY AMERICAN FUNDS (Reg. TM) INTERNATIONAL SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.088298          6.048679         1,701,002.1431
  01/01/2009    to  12/31/2009        6.048679          8.490229         2,463,110.1900
  01/01/2010    to  12/31/2010        8.490229          8.935936         3,106,999.0940
  01/01/2011    to  12/31/2011        8.935936          7.541827         3,343,041.8793
  01/01/2012    to  12/31/2012        7.541827          8.720379         3,055,203.7740
  01/01/2013    to  04/26/2013        8.720379          9.039946                 0.0000
============   ==== ==========       =========         =========        ===============
 BARCLAYS AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G)
  (FORMERLY BARCLAYS CAPITAL AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009       14.191970         14.675475            64,428.7900
  01/01/2010    to  12/31/2010       14.675475         15.266288           235,968.3366
  01/01/2011    to  12/31/2011       15.266288         16.106936           330,135.2978
  01/01/2012    to  12/31/2012       16.106936         16.426112           506,658.8649
  01/01/2013    to  12/31/2013       16.426112         15.757749           406,689.5693
============   ==== ==========       =========         =========        ===============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005        9.900777          9.995162         3,039,676.2882
  01/01/2006    to  12/31/2006        9.995162         10.289758         3,814,479.9963
  01/01/2007    to  12/31/2007       10.289758         10.618384         5,599,625.4943
  01/01/2008    to  12/31/2008       10.618384         10.726365        12,915,180.5981
  01/01/2009    to  12/31/2009       10.726365         10.588129         9,967,392.3400
  01/01/2010    to  12/31/2010       10.588129         10.425275         6,697,419.1970
  01/01/2011    to  12/31/2011       10.425275         10.265361         7,097,876.9729
  01/01/2012    to  12/31/2012       10.265361         10.106612         5,871,679.1407
  01/01/2013    to  12/31/2013       10.106612          9.951164         4,364,001.5137
============   ==== ==========       =========         =========        ===============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MET INVESTORS SERIES TRUST - MONEY MARKET SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        9.983746          9.892815         2,479,422.6610
  01/01/2005    to  04/30/2005        9.892815          9.900912            71,090.2589
============   ==== ==========       =========         =========        ===============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                         1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION        ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF          OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   -------------------
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  01/01/2004    to  12/31/2004       10.729806         11.847038         8,923,006.6889
  01/01/2005    to  12/31/2005       11.847038         12.847742         7,396,347.7022
  01/01/2006    to  12/31/2006       12.847742         14.473087         7,633,129.8588
  01/01/2007    to  12/31/2007       14.473087         14.880819         7,686,213.7456
  01/01/2008    to  12/31/2008       14.880819          8.870125         7,319,063.5121
  01/01/2009    to  12/31/2009        8.870125         11.513436         6,904,230.2200
  01/01/2010    to  12/31/2010       11.513436         12.676051         7,091,686.5135
  01/01/2011    to  12/31/2011       12.676051         11.959860         6,572,545.3989
  01/01/2012    to  12/31/2012       11.959860         13.270583         5,814,646.9113
  01/01/2013    to  12/31/2013       13.270583         17.447529         4,915,859.3224
============   ==== ==========       =========         =========         ==============
 FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       14.819915         17.648988           673,428.9365
============   ==== ==========       =========         =========         ==============
 FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY TURNER MID CAP GROWTH SUB-ACCOUNT (CLASS B))
  05/01/2004    to  12/31/2004        9.998726         11.103863           807,745.9515
  01/01/2005    to  12/31/2005       11.103863         12.175337           526,216.8326
  01/01/2006    to  12/31/2006       12.175337         12.716515           822,609.2209
  01/01/2007    to  12/31/2007       12.716515         15.543311         1,012,832.9945
  01/01/2008    to  12/31/2008       15.543311          7.912081         1,009,535.9246
  01/01/2009    to  12/31/2009        7.912081         11.464744           942,474.6100
  01/01/2010    to  12/31/2010       11.464744         14.354847           921,077.1073
  01/01/2011    to  12/31/2011       14.354847         13.079300           968,297.8236
  01/01/2012    to  12/31/2012       13.079300         13.652250           788,014.9668
  01/01/2013    to  04/26/2013       13.652250         14.724380                 0.0000
============   ==== ==========       =========         =========         ==============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.731099         10.437354         3,838,975.7645
  01/01/2005    to  12/31/2005       10.437354         11.668521         2,877,686.1189
  01/01/2006    to  12/31/2006       11.668521         11.779506         3,022,831.1946
  01/01/2007    to  12/31/2007       11.779506         12.918182         2,769,925.0974
  01/01/2008    to  12/31/2008       12.918182          8.070513         2,479,181.6819
  01/01/2009    to  12/31/2009        8.070513         11.090236         2,493,170.3300
  01/01/2010    to  12/31/2010       11.090236         12.155181         2,710,956.5197
  01/01/2011    to  12/31/2011       12.155181         11.995148         2,490,262.0157
  01/01/2012    to  12/31/2012       11.995148         13.646987         4,239,620.0393
  01/01/2013    to  12/31/2013       13.646987         18.372896         4,110,048.9564
============   ==== ==========       =========         =========         ==============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                         1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION        ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF          OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   -------------------
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY JENNISON LARGE CAP EQUITY SUB-ACCOUNT (CLASS B) AND BEFORE THAT RAINIER LARGE
   CAP EQUITY SUB-ACCOUNT (CLASS B))
  11/12/2007    to  12/31/2007        9.565084          9.981362           252,989.2550
  01/01/2008    to  12/31/2008        9.981362          5.718913         1,161,347.4325
  01/01/2009    to  12/31/2009        5.718913          6.940210         1,120,794.6500
  01/01/2010    to  12/31/2010        6.940210          7.884813         1,058,320.9642
  01/01/2011    to  12/31/2011        7.884813          7.465675         1,091,307.5569
  01/01/2012    to  12/31/2012        7.465675          8.281762           916,328.9354
  01/01/2013    to  04/26/2013        8.281762          8.895884                 0.0000
============   ==== ==========       =========         =========        ===============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        7.931148          8.308913        10,385,882.8179
  01/01/2005    to  12/31/2005        8.308913          8.567167         7,959,046.9005
  01/01/2006    to  12/31/2006        8.567167          9.078212         7,444,317.5078
  01/01/2007    to  12/31/2007        9.078212         10.214981         6,205,886.9023
  01/01/2008    to  12/31/2008       10.214981          5.436980         4,874,485.1240
  01/01/2009    to  12/31/2009        5.436980          7.692918         4,253,172.7900
  01/01/2010    to  12/31/2010        7.692918          8.286415         3,859,269.5012
  01/01/2011    to  12/31/2011        8.286415          8.046579         3,259,196.6871
  01/01/2012    to  04/27/2012        8.046579          9.047954                 0.0000
============   ==== ==========       =========         =========        ===============
 MET/ARTISAN MID CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       13.921813         15.030239         4,728,111.6992
  01/01/2005    to  12/31/2005       15.030239         16.236413         4,041,727.0568
  01/01/2006    to  12/31/2006       16.236413         17.933554         3,962,750.8350
  01/01/2007    to  12/31/2007       17.933554         16.407030         3,413,682.7803
  01/01/2008    to  12/31/2008       16.407030          8.701509         3,018,941.4287
  01/01/2009    to  12/31/2009        8.701509         12.097394         2,708,478.9300
  01/01/2010    to  12/31/2010       12.097394         13.669557         2,476,292.2860
  01/01/2011    to  12/31/2011       13.669557         14.333336         2,194,177.4142
  01/01/2012    to  12/31/2012       14.333336         15.746118         1,943,783.9006
  01/01/2013    to  12/31/2013       15.746118         21.164392         1,742,307.8178
============   ==== ==========       =========         =========        ===============
 MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008       10.065301         10.133319               319.1318
  01/01/2009    to  12/31/2009       10.133319         14.239504           156,436.3600
  01/01/2010    to  12/31/2010       14.239504         17.187816           173,143.2973
  01/01/2011    to  12/31/2011       17.187816         14.173361           193,790.9965
  01/01/2012    to  12/31/2012       14.173361         16.452693           169,001.0248
  01/01/2013    to  12/31/2013       16.452693         20.671154           171,171.6185
============   ==== ==========       =========         =========        ===============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                        1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF         OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   ------------------
 METLIFE MID CAP STOCK INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       10.934843         13.616598           14,046.6900
  01/01/2010    to  12/31/2010       13.616598         16.882236          117,997.6850
  01/01/2011    to  12/31/2011       16.882236         16.250831          182,796.8117
  01/01/2012    to  12/31/2012       16.250831         18.762206          186,575.3581
  01/01/2013    to  12/31/2013       18.762206         24.524407          274,266.5194
============   ==== ==========       =========         =========        ==============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.418203         11.311929        3,866,252.2493
  01/01/2005    to  12/31/2005       11.311929         11.625825        3,980,676.4049
  01/01/2006    to  12/31/2006       11.625825         13.185925        3,772,231.0537
  01/01/2007    to  12/31/2007       13.185925         13.627858        3,599,478.2320
  01/01/2008    to  12/31/2008       13.627858          8.418195        2,609,181.7693
  01/01/2009    to  12/31/2009        8.418195         10.437206        2,716,246.6900
  01/01/2010    to  12/31/2010       10.437206         11.765903        2,861,248.6055
  01/01/2011    to  12/31/2011       11.765903         11.774760        2,628,206.8847
  01/01/2012    to  12/31/2012       11.774760         13.381358        2,554,864.7061
  01/01/2013    to  12/31/2013       13.381358         17.352095        2,795,529.9011
============   ==== ==========       =========         =========        ==============
 MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       18.482830         21.574246          790,374.0650
============   ==== ==========       =========         =========        ==============
 MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/FRANKLIN MUTUAL SHARES SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.998301          6.593315          391,745.7640
  01/01/2009    to  12/31/2009        6.593315          8.107374          666,114.0200
  01/01/2010    to  12/31/2010        8.107374          8.862691          894,253.0265
  01/01/2011    to  12/31/2011        8.862691          8.678933        1,002,375.4842
  01/01/2012    to  12/31/2012        8.678933          9.733885          972,873.2179
  01/01/2013    to  04/26/2013        9.733885         10.657517                0.0000
============   ==== ==========       =========         =========        ==============
 MSCI EAFE (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
  (FORMERLY MORGAN STANLEY EAFE (Reg. TM) SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009        9.084172         11.694698           31,560.4100
  01/01/2010    to  12/31/2010       11.694698         12.408974          278,677.4605
  01/01/2011    to  12/31/2011       12.408974         10.672477          438,833.7224
  01/01/2012    to  12/31/2012       10.672477         12.392538          486,278.2653
  01/01/2013    to  12/31/2013       12.392538         14.817713          486,483.6324
============   ==== ==========       =========         =========        ==============
 NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       16.222332         20.237582          830,571.2465
============   ==== ==========       =========         =========        ==============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                         1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION        ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF          OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   -------------------
 NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
  (FORMERLY MLA MID CAP SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004       11.986389         13.501246         1,793,295.2164
  01/01/2005    to  12/31/2005       13.501246         14.365513         1,502,465.8760
  01/01/2006    to  12/31/2006       14.365513         16.220973         1,416,020.0097
  01/01/2007    to  12/31/2007       16.220973         15.537278         1,317,758.5597
  01/01/2008    to  12/31/2008       15.537278          9.438450         1,228,489.0497
  01/01/2009    to  12/31/2009        9.438450         12.709648         1,164,393.3400
  01/01/2010    to  12/31/2010       12.709648         15.374937         1,123,733.5131
  01/01/2011    to  12/31/2011       15.374937         14.340191         1,050,170.0841
  01/01/2012    to  12/31/2012       14.340191         14.864756           959,474.3514
  01/01/2013    to  04/26/2013       14.864756         16.109805                 0.0000
============   ==== ==========       =========         =========         ==============
 RUSSELL 2000 (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       11.260792         13.846549            34,212.0600
  01/01/2010    to  12/31/2010       13.846549         17.252923           243,102.3266
  01/01/2011    to  12/31/2011       17.252923         16.252871           259,261.2651
  01/01/2012    to  12/31/2012       16.252871         18.553158           338,197.5188
  01/01/2013    to  12/31/2013       18.553158         25.231826           440,150.8316
============   ==== ==========       =========         =========         ==============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        7.017279          8.851615         2,106,412.4376
============   ==== ==========       =========         =========         ==============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY RCM TECHNOLOGY SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        4.580635          4.315511         2,454,413.2550
  01/01/2005    to  12/31/2005        4.315511          4.717416         1,827,496.1004
  01/01/2006    to  12/31/2006        4.717416          4.893393         2,017,174.2673
  01/01/2007    to  12/31/2007        4.893393          6.336505         3,201,065.8191
  01/01/2008    to  12/31/2008        6.336505          3.465479         2,631,543.4709
  01/01/2009    to  12/31/2009        3.465479          5.424533         2,772,135.2400
  01/01/2010    to  12/31/2010        5.424533          6.820134         2,552,559.7040
  01/01/2011    to  12/31/2011        6.820134          6.050937         2,249,460.6052
  01/01/2012    to  12/31/2012        6.050937          6.679328         1,964,323.9677
  01/01/2013    to  04/26/2013        6.679328          6.981386                 0.0000
============   ==== ==========       =========         =========         ==============
 VAN ECK GLOBAL NATURAL RESOURCES SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       11.618661         14.761175           106,696.3000
  01/01/2010    to  12/31/2010       14.761175         18.752786           251,033.7845
  01/01/2011    to  12/31/2011       18.752786         15.385924           346,969.4851
  01/01/2012    to  12/31/2012       15.385924         15.538597           325,257.4792
  01/01/2013    to  12/31/2013       15.538597         16.945060           257,497.4255
============   ==== ==========       =========         =========         ==============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                        1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF         OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   ------------------
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005       15.555699         15.524317           47,979.6539
  01/01/2006    to  12/31/2006       15.524317         15.884610          161,548.7856
  01/01/2007    to  12/31/2007       15.884610         16.269782          266,886.4325
  01/01/2008    to  12/31/2008       16.269782         15.933627          616,218.0613
  01/01/2009    to  12/31/2009       15.933627         16.328707          718,956.3000
  01/01/2010    to  12/31/2010       16.328707         16.960653          776,941.3428
  01/01/2011    to  12/31/2011       16.960653         17.579867          796,484.5447
  01/01/2012    to  12/31/2012       17.579867         17.835571          784,191.1095
  01/01/2013    to  12/31/2013       17.835571         17.402272          539,359.5411
============   ==== ==========       =========         =========       ===============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.301699         10.689009        2,649,613.2340
  01/01/2005    to  12/31/2005       10.689009         11.617570        5,300,779.7737
  01/01/2006    to  12/31/2006       11.617570         13.000581        7,468,528.3660
  01/01/2007    to  12/31/2007       13.000581         13.169061        7,419,034.2610
  01/01/2008    to  12/31/2008       13.169061          7.674018        6,565,938.1178
  01/01/2009    to  12/31/2009        7.674018         10.022737        6,140,999.0500
  01/01/2010    to  12/31/2010       10.022737         11.497114        6,061,437.2623
  01/01/2011    to  12/31/2011       11.497114         10.666773        5,909,295.6074
  01/01/2012    to  12/31/2012       10.666773         12.260127        5,511,570.6173
  01/01/2013    to  12/31/2013       12.260127         15.633590        4,878,838.2125
============   ==== ==========       =========         =========       ===============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.101854         10.392980       19,253,700.8800
  01/01/2005    to  12/31/2005       10.392980         10.962390       41,877,501.8531
  01/01/2006    to  12/31/2006       10.962390         12.087152       64,425,856.1014
  01/01/2007    to  12/31/2007       12.087152         12.481300       86,637,148.3553
  01/01/2008    to  12/31/2008       12.481300          8.364141       88,399,855.1715
  01/01/2009    to  12/31/2009        8.364141         10.569112       86,335,971.8000
  01/01/2010    to  12/31/2010       10.569112         11.820410       84,591,910.7884
  01/01/2011    to  12/31/2011       11.820410         11.440794       79,593,449.0869
  01/01/2012    to  12/31/2012       11.440794         12.833143       71,868,605.6881
  01/01/2013    to  12/31/2013       12.833143         15.089511       66,219,671.8790
============   ==== ==========       =========         =========       ===============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                         1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION        ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF          OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   -------------------
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004        9.941977         10.109092         2,013,349.9680
  01/01/2005    to  12/31/2005       10.109092         10.399957         6,980,567.5684
  01/01/2006    to  12/31/2006       10.399957         11.123726         9,747,921.0275
  01/01/2007    to  12/31/2007       11.123726         11.600009        12,585,727.7053
  01/01/2008    to  12/31/2008       11.600009          9.062519        23,441,972.6171
  01/01/2009    to  12/31/2009        9.062519         10.967254        26,608,396.4100
  01/01/2010    to  12/31/2010       10.967254         11.975937        27,364,143.7528
  01/01/2011    to  12/31/2011       11.975937         12.001477        25,838,266.4378
  01/01/2012    to  12/31/2012       12.001477         13.105255        24,711,942.8510
  01/01/2013    to  12/31/2013       13.105255         14.075290        19,316,577.1150
============   ==== ==========       =========         =========       ================
 METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.241746         10.603907        15,209,446.5400
  01/01/2005    to  12/31/2005       10.603907         11.393996        32,218,154.4778
  01/01/2006    to  12/31/2006       11.393996         12.744446        64,374,999.9162
  01/01/2007    to  12/31/2007       12.744446         13.137431       104,224,424.3930
  01/01/2008    to  12/31/2008       13.137431          8.036651       113,605,082.4786
  01/01/2009    to  12/31/2009        8.036651         10.294738       105,226,362.8700
  01/01/2010    to  12/31/2010       10.294738         11.706585        98,348,354.7037
  01/01/2011    to  12/31/2011       11.706585         11.080407        89,850,156.2156
  01/01/2012    to  12/31/2012       11.080407         12.624065        81,172,600.2809
  01/01/2013    to  12/31/2013       12.624065         15.651096        82,971,958.7285
============   ==== ==========       =========         =========       ================
 METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/FRANKLIN TEMPLETON FOUNDING STRATEGY SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.998301          7.026370         5,685,455.7042
  01/01/2009    to  12/31/2009        7.026370          8.893585         7,344,927.1400
  01/01/2010    to  12/31/2010        8.893585          9.636546         7,821,370.6056
  01/01/2011    to  12/31/2011        9.636546          9.321590         7,650,608.5457
  01/01/2012    to  12/31/2012        9.321590         10.657275         6,899,015.5386
  01/01/2013    to  04/26/2013       10.657275         11.467659                 0.0000
============   ==== ==========       =========         =========       ================

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                         1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION        ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF          OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   -------------------
 METLIFE MODERATE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.011923         10.229313         6,153,817.0840
  01/01/2005    to  12/31/2005       10.229313         10.657886        13,175,600.1368
  01/01/2006    to  12/31/2006       10.657886         11.568201        19,584,843.4273
  01/01/2007    to  12/31/2007       11.568201         12.096278        26,417,788.6885
  01/01/2008    to  12/31/2008       12.096278          8.763057        33,396,361.5478
  01/01/2009    to  12/31/2009        8.763057         10.879096        34,934,029.6200
  01/01/2010    to  12/31/2010       10.879096         12.040052        34,489,101.6658
  01/01/2011    to  12/31/2011       12.040052         11.841405        32,472,315.2704
  01/01/2012    to  12/31/2012       11.841405         13.103329        30,488,708.3202
  01/01/2013    to  12/31/2013       13.103329         14.737182        28,491,573.2551
============   ==== ==========       =========         =========        ===============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

CHART 2





                       2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 MET INVESTORS SERIES TRUST
 ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.142290         10.435926        34,212.9758
  01/01/2013    to  12/31/2013       10.435926         11.352428        54,859.7028
============   ==== ==========       =========         =========       ============
 AMERICAN FUNDS (Reg. TM) BALANCED ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.007643          6.975502       180,159.4187
  01/01/2009    to  12/31/2009        6.975502          8.829282       290,827.0900
  01/01/2010    to  12/31/2010        8.829282          9.692467       300,161.5227
  01/01/2011    to  12/31/2011        9.692467          9.284907       523,995.4797
  01/01/2012    to  12/31/2012        9.284907         10.315720       387,750.9943
  01/01/2013    to  12/31/2013       10.315720         11.967422       401,324.3102
============   ==== ==========       =========         =========       ============
 AMERICAN FUNDS (Reg. TM) GROWTH ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.997644          6.326981       258,598.1531
  01/01/2009    to  12/31/2009        6.326981          8.300294       447,766.3800
  01/01/2010    to  12/31/2010        8.300294          9.219205       269,270.6362
  01/01/2011    to  12/31/2011        9.219205          8.596417       248,066.0544
  01/01/2012    to  12/31/2012        8.596417          9.772025       298,522.3027
  01/01/2013    to  12/31/2013        9.772025         11.965637       392,118.7370
============   ==== ==========       =========         =========       ============
 AMERICAN FUNDS (Reg. TM) GROWTH SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.987645          5.729921        25,611.9799
  01/01/2009    to  12/31/2009        5.729921          7.788963        31,603.6200
  01/01/2010    to  12/31/2010        7.788963          9.020479       116,842.5770
  01/01/2011    to  12/31/2011        9.020479          8.422717        88,688.4343
  01/01/2012    to  12/31/2012        8.422717          9.677909        50,039.3234
  01/01/2013    to  12/31/2013        9.677909         12.293438        59,585.3748
============   ==== ==========       =========         =========       ============
 AMERICAN FUNDS (Reg. TM) MODERATE ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.017643          7.645773        93,907.0604
  01/01/2009    to  12/31/2009        7.645773          9.233958       103,828.7700
  01/01/2010    to  12/31/2010        9.233958          9.932973       206,239.6200
  01/01/2011    to  12/31/2011        9.932973          9.740741       230,571.6637
  01/01/2012    to  12/31/2012        9.740741         10.565738       198,237.0618
  01/01/2013    to  12/31/2013       10.565738         11.739193       186,892.7021
============   ==== ==========       =========         =========       ============
 AQR GLOBAL RISK BALANCED SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       11.067176         11.413977        68,096.6595
  01/01/2013    to  12/31/2013       11.413977         10.792323        63,430.1868
============   ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                       2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 BLACKROCK GLOBAL TACTICAL STRATEGIES SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.899079         10.168330        62,482.4931
  01/01/2013    to  12/31/2013       10.168330         10.977976        92,319.5787
============   ==== ==========       =========         =========       ============
 BLACKROCK HIGH YIELD SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       15.404580         11.465407         8,627.6781
  01/01/2009    to  12/31/2009       11.465407         16.456463        35,201.0400
  01/01/2010    to  12/31/2010       16.456463         18.646966        64,359.3720
  01/01/2011    to  12/31/2011       18.646966         18.679105        49,344.0021
  01/01/2012    to  12/31/2012       18.679105         21.303893        51,232.9664
  01/01/2013    to  12/31/2013       21.303893         22.796863        30,234.4778
============   ==== ==========       =========         =========       ============
 CLARION GLOBAL REAL ESTATE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004        9.998233         12.769274        93,011.2137
  01/01/2005    to  12/31/2005       12.769274         14.158993        91,971.6131
  01/01/2006    to  12/31/2006       14.158993         19.067100       153,556.1189
  01/01/2007    to  12/31/2007       19.067100         15.859122       113,099.7285
  01/01/2008    to  12/31/2008       15.859122          9.052459        94,036.5642
  01/01/2009    to  12/31/2009        9.052459         11.937341       115,465.4300
  01/01/2010    to  12/31/2010       11.937341         13.565479       100,174.2312
  01/01/2011    to  12/31/2011       13.565479         12.535725        96,412.9080
  01/01/2012    to  12/31/2012       12.535725         15.456164        95,747.4485
  01/01/2013    to  12/31/2013       15.456164         15.663731        76,006.1694
============   ==== ==========       =========         =========       ============
 CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        6.679283          7.088585       526,994.0843
  01/01/2005    to  12/31/2005        7.088585          7.880192       407,929.6006
  01/01/2006    to  12/31/2006        7.880192          7.578917       425,695.5190
  01/01/2007    to  12/31/2007        7.578917          7.584961       292,297.6463
  01/01/2008    to  12/31/2008        7.584961          4.524155       206,038.6130
  01/01/2009    to  12/31/2009        4.524155          5.887432       175,353.5700
  01/01/2010    to  12/31/2010        5.887432          7.132966       170,267.0947
  01/01/2011    to  12/31/2011        7.132966          7.208270       271,559.8422
  01/01/2012    to  12/31/2012        7.208270          8.359733       300,379.2576
  01/01/2013    to  12/31/2013        8.359733         11.913154       271,901.4740
============   ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                       2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B) AND BEFORE
  THAT LEGG MASON VALUE EQUITY SUB-ACCOUNT (CLASS B))
  11/07/2005    to  12/31/2005       10.245793         10.612431             0.0000
  01/01/2006    to  12/31/2006       10.612431         11.071037        41,083.6040
  01/01/2007    to  12/31/2007       11.071037         10.194281        55,696.8178
  01/01/2008    to  12/31/2008       10.194281          4.527670        61,456.5442
  01/01/2009    to  12/31/2009        4.527670          6.113936        84,855.2800
  01/01/2010    to  12/31/2010        6.113936          6.422871        90,928.8520
  01/01/2011    to  04/29/2011        6.422871          6.812825             0.0000
============   ==== ==========      ==========        ==========       ============
 CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO II SUB-ACCOUNT (CLASS B)
  (FORMERLY JANUS FORTY SUB-ACCOUNT (CLASS B))
  05/03/2010    to  12/31/2010      122.432663        125.284241           803.0587
  01/01/2011    to  12/31/2011      125.284241        113.372247         1,346.1091
  01/01/2012    to  12/31/2012      113.372247        135.929968         2,235.2098
  01/01/2013    to  12/31/2013      135.929968        171.335807         2,268.9136
============   ==== ==========      ==========        ==========       ============
 GOLDMAN SACHS MID CAP VALUE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004        9.998233         11.911720       130,409.9913
  01/01/2005    to  12/31/2005       11.911720         13.120742       136,763.7323
  01/01/2006    to  12/31/2006       13.120742         14.857622       179,891.0638
  01/01/2007    to  12/31/2007       14.857622         14.990114       148,215.1495
  01/01/2008    to  12/31/2008       14.990114          9.377703       100,533.0594
  01/01/2009    to  12/31/2009        9.377703         12.143060        94,683.9100
  01/01/2010    to  12/31/2010       12.143060         14.764987        90,798.6663
  01/01/2011    to  12/31/2011       14.764987         13.542005       114,199.0798
  01/01/2012    to  12/31/2012       13.542005         15.653603        83,790.6128
  01/01/2013    to  12/31/2013       15.653603         20.323067        81,520.8142
============   ==== ==========      ==========        ==========       ============
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.696787         13.796898       478,753.7022
  01/01/2005    to  12/31/2005       13.796898         15.426843       382,525.2375
  01/01/2006    to  12/31/2006       15.426843         19.455725       432,663.7558
  01/01/2007    to  12/31/2007       19.455725         18.826620       451,261.0295
  01/01/2008    to  12/31/2008       18.826620         10.891774       324,382.1973
  01/01/2009    to  12/31/2009       10.891774         16.529776       304,960.0500
  01/01/2010    to  12/31/2010       16.529776         18.834917       292,908.4436
  01/01/2011    to  12/31/2011       18.834917         15.806835       275,523.6617
  01/01/2012    to  12/31/2012       15.806835         19.994092       234,314.0537
  01/01/2013    to  12/31/2013       19.994092         25.535506       204,274.7423
============   ==== ==========      ==========        ==========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                        2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                         NUMBER OF
                                   ACCUMULATION      ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT          UNITS
                                   BEGINNING OF         END OF         OUTSTANDING AT
                                      PERIOD            PERIOD         END OF PERIOD
                                 ---------------   ---------------   -----------------
 INVESCO BALANCED-RISK ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.010589          1.042600         334,187.4443
  01/01/2013    to  12/31/2013        1.042600          1.039414         458,976.4990
============   ==== ==========       =========         =========         ============
 INVESCO COMSTOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B))
  05/01/2005    to  12/31/2005        9.998233         10.423314          47,918.1784
  01/01/2006    to  12/31/2006       10.423314         11.839967          81,364.7814
  01/01/2007    to  12/31/2007       11.839967         11.297995          94,063.7573
  01/01/2008    to  12/31/2008       11.297995          7.086015          68,141.8923
  01/01/2009    to  12/31/2009        7.086015          8.778122          71,201.6400
  01/01/2010    to  12/31/2010        8.778122          9.867669          63,779.1988
  01/01/2011    to  12/31/2011        9.867669          9.514947          78,802.7990
  01/01/2012    to  12/31/2012        9.514947         11.027999          59,934.5295
  01/01/2013    to  12/31/2013       11.027999         14.613184          84,882.7249
============   ==== ==========       =========         =========         ============
 INVESCO MID CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY LORD ABBETT MID CAP VALUE SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       23.244085         15.236806           7,267.4154
  01/01/2009    to  12/31/2009       15.236806         18.869671          10,351.5300
  01/01/2010    to  12/31/2010       18.869671         23.183243          22,977.3034
  01/01/2011    to  12/31/2011       23.183243         21.851889          25,709.0963
  01/01/2012    to  12/31/2012       21.851889         24.527713          15,784.2332
  01/01/2013    to  12/31/2013       24.527713         31.281278          13,048.3282
============   ==== ==========       =========         =========         ============
 INVESCO SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.544610         12.025150         321,107.1241
  01/01/2005    to  12/31/2005       12.025150         12.743013         185,002.8443
  01/01/2006    to  12/31/2006       12.743013         14.241609         198,974.2035
  01/01/2007    to  12/31/2007       14.241609         15.480075         170,766.7052
  01/01/2008    to  12/31/2008       15.480075          9.282264         129,747.9457
  01/01/2009    to  12/31/2009        9.282264         12.157292         150,541.1800
  01/01/2010    to  12/31/2010       12.157292         15.014392         154,935.2476
  01/01/2011    to  12/31/2011       15.014392         14.536761         146,148.6863
  01/01/2012    to  12/31/2012       14.536761         16.819537         126,783.6187
  01/01/2013    to  12/31/2013       16.819537         23.075728         108,311.6103
============   ==== ==========       =========         =========         ============
 JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       10.818387         10.239016          18,998.3231
============   ==== ==========       =========         =========         ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                       2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
  (FORMERLY JPMORGAN CORE BOND SUB-ACCOUNT (CLASS C) AND BEFORE THAT AMERICAN FUNDS
  (Reg. TM) BOND SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.037642          8.906301        16,492.7732
  01/01/2009    to  12/31/2009        8.906301          9.773545        15,419.9800
  01/01/2010    to  12/31/2010        9.773545         10.149269        52,466.6157
  01/01/2011    to  12/31/2011       10.149269         10.509031        52,427.7811
  01/01/2012    to  12/31/2012       10.509031         10.789921        40,179.6238
  01/01/2013    to  04/26/2013       10.789921         10.761277             0.0000
============   ==== ==========       =========         =========       ============
 JPMORGAN GLOBAL ACTIVE ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.012643          1.044636        18,542.8874
  01/01/2013    to  12/31/2013        1.044636          1.134749       143,323.1344
============   ==== ==========       =========         =========       ============
 LOOMIS SAYLES GLOBAL MARKETS SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988233         10.287545         2,597.7207
  01/01/2007    to  12/31/2007       10.287545         12.871882        47,758.6469
  01/01/2008    to  12/31/2008       12.871882          7.651494        18,427.3416
  01/01/2009    to  12/31/2009        7.651494         10.545536        17,200.5100
  01/01/2010    to  12/31/2010       10.545536         12.593441        23,265.5326
  01/01/2011    to  12/31/2011       12.593441         12.143329        30,773.3481
  01/01/2012    to  12/31/2012       12.143329         13.895868        41,848.5755
  01/01/2013    to  12/31/2013       13.895868         15.929849        27,783.3696
============   ==== ==========       =========         =========       ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       16.023387         16.962368       490,070.7371
  01/01/2005    to  12/31/2005       16.962368         16.850487       355,697.6642
  01/01/2006    to  12/31/2006       16.850487         18.001792       365,875.1600
  01/01/2007    to  12/31/2007       18.001792         18.770781       398,643.8619
  01/01/2008    to  12/31/2008       18.770781         14.952834       301,326.9841
  01/01/2009    to  12/31/2009       14.952834         20.016618       282,054.7000
  01/01/2010    to  12/31/2010       20.016618         22.131133       233,638.1244
  01/01/2011    to  12/31/2011       22.131133         22.627387       202,061.5170
  01/01/2012    to  12/31/2012       22.627387         25.010654       180,095.7256
  01/01/2013    to  12/31/2013       25.010654         26.431856       148,156.4857
============   ==== ==========       =========         =========       ============
 MET/EATON VANCE FLOATING RATE SUB-ACCOUNT (CLASS B)
  05/03/2010    to  12/31/2010        9.997055         10.170970         5,138.8553
  01/01/2011    to  12/31/2011       10.170970         10.155004        25,930.3640
  01/01/2012    to  12/31/2012       10.155004         10.666415        60,987.3199
  01/01/2013    to  12/31/2013       10.666415         10.840018        81,314.4038
============   ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                       2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 MET/FRANKLIN LOW DURATION TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/02/2011    to  12/31/2011        9.987056          9.717547         1,182.9453
  01/01/2012    to  12/31/2012        9.717547          9.928013         4,612.6137
  01/01/2013    to  12/31/2013        9.928013          9.829622        21,184.7300
============   ==== ==========       =========         =========       ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  11/19/2004        7.683938          7.841442       111,818.8341
============   ==== ==========       =========         =========       ============
 MET/TEMPLETON INTERNATIONAL BOND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009        9.997644         10.842469             0.0000
  01/01/2010    to  12/31/2010       10.842469         12.049076             0.0000
  01/01/2011    to  12/31/2011       12.049076         11.754322             0.0000
  01/01/2012    to  12/31/2012       11.754322         13.146553             0.0000
  01/01/2013    to  12/31/2013       13.146553         13.000395           922.6354
============   ==== ==========       =========         =========       ============
 METLIFE BALANCED PLUS SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.925834         10.334200             0.0000
  01/01/2013    to  12/31/2013       10.334200         11.567011        20,607.4063
============   ==== ==========       =========         =========       ============
 METLIFE MULTI-INDEX TARGETED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       10.757938         11.192154           426.5978
============   ==== ==========       =========         =========       ============
 MFS (Reg. TM) EMERGING MARKETS EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988233         10.425858        15,777.9155
  01/01/2007    to  12/31/2007       10.425858         13.939329        91,347.3272
  01/01/2008    to  12/31/2008       13.939329          6.066196       104,530.9389
  01/01/2009    to  12/31/2009        6.066196         10.030731       134,596.1900
  01/01/2010    to  12/31/2010       10.030731         12.140074       212,420.3754
  01/01/2011    to  12/31/2011       12.140074          9.659757       134,510.1148
  01/01/2012    to  12/31/2012        9.659757         11.239572       112,551.4583
  01/01/2013    to  12/31/2013       11.239572         10.452519       106,486.7428
============   ==== ==========       =========         =========       ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.443844         11.050305       284,309.0159
  01/01/2005    to  12/31/2005       11.050305         12.592178       225,156.9534
  01/01/2006    to  12/31/2006       12.592178         15.599096       285,148.9665
  01/01/2007    to  12/31/2007       15.599096         17.294487       304,624.6876
  01/01/2008    to  12/31/2008       17.294487          9.754781       200,562.3480
  01/01/2009    to  12/31/2009        9.754781         12.560971       207,055.9400
  01/01/2010    to  12/31/2010       12.560971         13.696086       180,873.9585
  01/01/2011    to  12/31/2011       13.696086         11.968950       172,416.5102
  01/01/2012    to  12/31/2012       11.968950         13.670111       160,097.1685
  01/01/2013    to  12/31/2013       13.670111         15.955932       124,402.3443
============   ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                        2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                         NUMBER OF
                                   ACCUMULATION      ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT          UNITS
                                   BEGINNING OF         END OF         OUTSTANDING AT
                                      PERIOD            PERIOD         END OF PERIOD
                                 ---------------   ---------------   -----------------
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.383711         11.078005         563,221.0136
  01/01/2005    to  12/31/2005       11.078005         10.993406         397,474.2448
  01/01/2006    to  12/31/2006       10.993406         10.801814         441,795.0709
  01/01/2007    to  12/31/2007       10.801814         11.712300         434,463.0257
  01/01/2008    to  12/31/2008       11.712300         10.672796         475,293.6726
  01/01/2009    to  12/31/2009       10.672796         12.331203         492,407.0500
  01/01/2010    to  12/31/2010       12.331203         13.005643         486,017.5118
  01/01/2011    to  12/31/2011       13.005643         14.147999         427,428.1004
  01/01/2012    to  12/31/2012       14.147999         15.109869         437,381.3340
  01/01/2013    to  12/31/2013       15.109869         13.416761         344,755.2619
============   ==== ==========       =========         =========         ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.621236         11.939873         513,554.0617
  01/01/2005    to  12/31/2005       11.939873         11.949254         470,252.5060
  01/01/2006    to  12/31/2006       11.949254         12.224156         530,693.2174
  01/01/2007    to  12/31/2007       12.224156         12.867717         552,148.3986
  01/01/2008    to  12/31/2008       12.867717         12.644921         532,678.5398
  01/01/2009    to  12/31/2009       12.644921         14.607287         524,893.7300
  01/01/2010    to  12/31/2010       14.607287         15.464763         542,082.1196
  01/01/2011    to  12/31/2011       15.464763         15.616471         485,081.3039
  01/01/2012    to  12/31/2012       15.616471         16.699459         491,561.5841
  01/01/2013    to  12/31/2013       16.699459         16.031177         379,907.5868
============   ==== ==========       =========         =========         ============
 PIONEER FUND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       11.949352         14.577210               0.0000
  01/01/2010    to  12/31/2010       14.577210         16.540286               0.0000
  01/01/2011    to  12/31/2011       16.540286         15.400399               0.0000
  01/01/2012    to  12/31/2012       15.400399         16.635132               0.0000
  01/01/2013    to  12/31/2013       16.635132         21.607643               0.0000
============   ==== ==========       =========         =========         ============
 PIONEER STRATEGIC INCOME SUB-ACCOUNT (CLASS E)
  05/03/2010    to  12/31/2010       11.659764         12.186489          37,474.1128
  01/01/2011    to  12/31/2011       12.186489         12.340332          24,540.0425
  01/01/2012    to  12/31/2012       12.340332         13.459890          24,500.9270
  01/01/2013    to  12/31/2013       13.459890         13.359447          12,552.8657
============   ==== ==========       =========         =========         ============
 PYRAMIS (Reg. TM) GOVERNMENT INCOME SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.691446         10.802248          20,120.8054
  01/01/2013    to  12/31/2013       10.802248         10.094635               0.0000
============   ==== ==========       =========         =========         ============
 PYRAMIS (Reg. TM) MANAGED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       10.214004         10.696808               0.0000
============   ==== ==========       =========         =========         ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                       2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 SCHRODERS GLOBAL MULTI-ASSET SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.010621          1.062656        34,057.8007
  01/01/2013    to  12/31/2013        1.062656          1.145214       170,015.9896
============   ==== ==========       =========         =========       ============
 SSGA GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        8.211092          8.364414             0.0000
  01/01/2009    to  12/31/2009        8.364414         10.223891         5,744.7100
  01/01/2010    to  12/31/2010       10.223891         11.231233        36,650.7418
  01/01/2011    to  12/31/2011       11.231233         11.109478        38,518.7234
  01/01/2012    to  12/31/2012       11.109478         12.268540        53,467.9848
  01/01/2013    to  12/31/2013       12.268540         13.560368        80,565.7431
============   ==== ==========       =========         =========       ============
 SSGA GROWTH ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        7.602704          7.668467             0.0000
  01/01/2009    to  12/31/2009        7.668467          9.689346        33,886.6500
  01/01/2010    to  12/31/2010        9.689346         10.825647        40,910.2203
  01/01/2011    to  12/31/2011       10.825647         10.370241        42,987.7440
  01/01/2012    to  12/31/2012       10.370241         11.674140        51,593.0022
  01/01/2013    to  12/31/2013       11.674140         13.490796        59,842.7915
============   ==== ==========       =========         =========       ============
 T. ROWE PRICE LARGE CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       42.870218         47.262240       231,888.7690
  01/01/2005    to  12/31/2005       47.262240         47.828763       183,199.4712
  01/01/2006    to  12/31/2006       47.828763         55.140128       188,111.0646
  01/01/2007    to  12/31/2007       55.140128         55.969125       196,659.7944
  01/01/2008    to  12/31/2008       55.969125         34.873955       167,284.0181
  01/01/2009    to  12/31/2009       34.873955         40.409933       158,947.5300
  01/01/2010    to  12/31/2010       40.409933         46.282060       152,811.5124
  01/01/2011    to  12/31/2011       46.282060         43.482842       138,550.7648
  01/01/2012    to  12/31/2012       43.482842         50.203734       122,697.9049
  01/01/2013    to  12/31/2013       50.203734         65.732361       102,966.6649
============   ==== ==========       =========         =========       ============
 T. ROWE PRICE MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        6.093768          7.026802       412,384.5467
  01/01/2005    to  12/31/2005        7.026802          7.883783       440,390.4989
  01/01/2006    to  12/31/2006        7.883783          8.192170       534,994.7053
  01/01/2007    to  12/31/2007        8.192170          9.431038       490,090.8181
  01/01/2008    to  12/31/2008        9.431038          5.560923       399,409.2102
  01/01/2009    to  12/31/2009        5.560923          7.917536       325,492.4700
  01/01/2010    to  12/31/2010        7.917536          9.894508       314,361.3673
  01/01/2011    to  12/31/2011        9.894508          9.524882       254,882.0337
  01/01/2012    to  12/31/2012        9.524882         10.596666       266,377.1582
  01/01/2013    to  12/31/2013       10.596666         14.165106       209,708.3748
============   ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                        2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                         NUMBER OF
                                   ACCUMULATION      ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT          UNITS
                                   BEGINNING OF         END OF         OUTSTANDING AT
                                      PERIOD            PERIOD         END OF PERIOD
                                 ---------------   ---------------   -----------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.423552         14.143335         411,443.1301
  01/01/2005    to  12/31/2005       14.143335         15.986141         282,810.1934
  01/01/2006    to  12/31/2006       15.986141         17.701553         310,086.3910
  01/01/2007    to  12/31/2007       17.701553         16.799572         286,296.7801
  01/01/2008    to  12/31/2008       16.799572         11.537811         230,164.8946
  01/01/2009    to  12/31/2009       11.537811         14.279284         204,887.2500
  01/01/2010    to  12/31/2010       14.279284         16.756599         193,166.5364
  01/01/2011    to  12/31/2011       16.756599         14.927231         177,605.1706
  01/01/2012    to  12/31/2012       14.927231         17.235731         152,007.3014
  01/01/2013    to  12/31/2013       17.235731         22.342902         129,615.2833
============   ==== ==========       =========         =========         ============
 METROPOLITAN SERIES FUND
 BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        8.817705          9.627770          85,947.1138
============   ==== ==========       =========         =========         ============
 BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY AMERICAN FUNDS (Reg. TM) INTERNATIONAL SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.087639          6.023690           8,835.0465
  01/01/2009    to  12/31/2009        6.023690          8.404585          74,498.0000
  01/01/2010    to  12/31/2010        8.404585          8.792939          95,092.2477
  01/01/2011    to  12/31/2011        8.792939          7.376770          85,437.5870
  01/01/2012    to  12/31/2012        7.376770          8.478253         100,018.6842
  01/01/2013    to  04/26/2013        8.478253          8.772194               0.0000
============   ==== ==========       =========         =========         ============
 BARCLAYS AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G)
  (FORMERLY BARCLAYS CAPITAL AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009       13.326289         13.725823           2,178.4700
  01/01/2010    to  12/31/2010       13.725823         14.193003          29,213.2905
  01/01/2011    to  12/31/2011       14.193003         14.885242          27,029.2461
  01/01/2012    to  12/31/2012       14.885242         15.088916          19,517.6230
  01/01/2013    to  12/31/2013       15.088916         14.388352          14,269.2909
============   ==== ==========       =========         =========         ============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005        9.813406          9.867629         263,553.3831
  01/01/2006    to  12/31/2006        9.867629         10.097874         508,312.1756
  01/01/2007    to  12/31/2007       10.097874         10.357706         554,737.8309
  01/01/2008    to  12/31/2008       10.357706         10.400275         971,414.1278
  01/01/2009    to  12/31/2009       10.400275         10.204821         863,246.7200
  01/01/2010    to  12/31/2010       10.204821          9.987747         600,706.1393
  01/01/2011    to  12/31/2011        9.987747          9.775866         773,101.4853
  01/01/2012    to  12/31/2012        9.775866          9.566789         636,036.7714
  01/01/2013    to  12/31/2013        9.566789          9.363288         616,012.2293
============   ==== ==========       =========         =========         ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                        2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                         NUMBER OF
                                   ACCUMULATION      ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT          UNITS
                                   BEGINNING OF         END OF         OUTSTANDING AT
                                      PERIOD            PERIOD         END OF PERIOD
                                 ---------------   ---------------   -----------------
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MET INVESTORS SERIES TRUST - MONEY MARKET SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        9.975351          9.825200         197,827.6810
  01/01/2005    to  04/30/2005        9.825200          9.814024               0.0000
============   ==== ==========       =========         =========         ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  01/01/2004    to  12/31/2004       10.720865         11.766181         921,849.8574
  01/01/2005    to  12/31/2005       11.766181         12.683972         689,049.9125
  01/01/2006    to  12/31/2006       12.683972         14.203378         713,506.9213
  01/01/2007    to  12/31/2007       14.203378         14.515661         648,455.0869
  01/01/2008    to  12/31/2008       14.515661          8.600388         531,875.2855
  01/01/2009    to  12/31/2009        8.600388         11.096531         511,984.2300
  01/01/2010    to  12/31/2010       11.096531         12.144019         506,647.2426
  01/01/2011    to  12/31/2011       12.144019         11.389464         470,051.4053
  01/01/2012    to  12/31/2012       11.389464         12.561693         424,612.9566
  01/01/2013    to  12/31/2013       12.561693         16.416798         372,512.8145
============   ==== ==========       =========         =========         ============
 FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       14.040324         16.653157          42,412.7766
============   ==== ==========       =========         =========         ============
 FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY TURNER MID CAP GROWTH SUB-ACCOUNT (CLASS B))
  05/01/2004    to  12/31/2004        9.998233         11.059226         108,473.8262
  01/01/2005    to  12/31/2005       11.059226         12.054083          58,424.0871
  01/01/2006    to  12/31/2006       12.054083         12.514719         116,308.8301
  01/01/2007    to  12/31/2007       12.514719         15.204687          77,092.8605
  01/01/2008    to  12/31/2008       15.204687          7.693113          60,104.2853
  01/01/2009    to  12/31/2009        7.693113         11.080783          67,890.9800
  01/01/2010    to  12/31/2010       11.080783         13.791207          58,773.4764
  01/01/2011    to  12/31/2011       13.791207         12.490689          63,791.0575
  01/01/2012    to  12/31/2012       12.490689         12.959416          48,114.1245
  01/01/2013    to  04/26/2013       12.959416         13.950498               0.0000
============   ==== ==========       =========         =========         ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.706811         10.348857         388,352.2458
  01/01/2005    to  12/31/2005       10.348857         11.500611         282,658.0152
  01/01/2006    to  12/31/2006       11.500611         11.540713         320,664.3454
  01/01/2007    to  12/31/2007       11.540713         12.580182         317,361.8903
  01/01/2008    to  12/31/2008       12.580182          7.812070         230,599.2334
  01/01/2009    to  12/31/2009        7.812070         10.670910         241,000.4300
  01/01/2010    to  12/31/2010       10.670910         11.625674         237,784.9424
  01/01/2011    to  12/31/2011       11.625674         11.404118         216,737.3804
  01/01/2012    to  12/31/2012       11.404118         12.896570         330,155.4823
  01/01/2013    to  12/31/2013       12.896570         17.258806         273,187.9462
============   ==== ==========       =========         =========         ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                       2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY JENNISON LARGE CAP EQUITY SUB-ACCOUNT (CLASS B) AND BEFORE THAT RAINIER
LARGE CAP EQUITY
  SUB-ACCOUNT (CLASS B))
  11/12/2007    to  12/31/2007        9.563182          9.971336         7,982.5311
  01/01/2008    to  12/31/2008        9.971336          5.678787        28,213.2733
  01/01/2009    to  12/31/2009        5.678787          6.850286        21,060.7700
  01/01/2010    to  12/31/2010        6.850286          7.736135        25,221.7759
  01/01/2011    to  12/31/2011        7.736135          7.281158        23,644.5253
  01/01/2012    to  12/31/2012        7.281158          8.028515         6,134.2011
  01/01/2013    to  04/26/2013        8.028515          8.607421             0.0000
============   ==== ==========       =========         =========       ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        7.924557          8.252214       687,573.2186
  01/01/2005    to  12/31/2005        8.252214          8.457958       422,672.8808
  01/01/2006    to  12/31/2006        8.457958          8.909009       437,367.5201
  01/01/2007    to  12/31/2007        8.909009          9.964302       440,141.9830
  01/01/2008    to  12/31/2008        9.964302          5.271626       281,388.1226
  01/01/2009    to  12/31/2009        5.271626          7.414348       266,168.2800
  01/01/2010    to  12/31/2010        7.414348          7.938615       256,256.1880
  01/01/2011    to  12/31/2011        7.938615          7.662823       218,022.3245
  01/01/2012    to  04/27/2012        7.662823          8.599629             0.0000
============   ==== ==========       =========         =========       ============
 MET/ARTISAN MID CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       13.910207         14.927620       412,141.1433
  01/01/2005    to  12/31/2005       14.927620         16.029400       342,494.1156
  01/01/2006    to  12/31/2006       16.029400         17.599301       346,787.7630
  01/01/2007    to  12/31/2007       17.599301         16.004327       298,544.3915
  01/01/2008    to  12/31/2008       16.004327          8.436834       241,932.1256
  01/01/2009    to  12/31/2009        8.436834         11.659237       223,447.7600
  01/01/2010    to  12/31/2010       11.659237         13.095713       209,375.9091
  01/01/2011    to  12/31/2011       13.095713         13.649653       190,814.2411
  01/01/2012    to  12/31/2012       13.649653         14.904861       174,488.0299
  01/01/2013    to  12/31/2013       14.904861         19.913900       156,334.7022
============   ==== ==========       =========         =========       ============
 MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008       10.063482         10.123009             0.0000
  01/01/2009    to  12/31/2009       10.123009         14.139917         1,231.8400
  01/01/2010    to  12/31/2010       14.139917         16.965664        16,512.0533
  01/01/2011    to  12/31/2011       16.965664         13.906530         9,931.1090
  01/01/2012    to  12/31/2012       13.906530         16.045912         9,839.7640
  01/01/2013    to  12/31/2013       16.045912         20.039580         8,750.5964
============   ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                       2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 METLIFE MID CAP STOCK INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       10.369888         12.862148           418.0400
  01/01/2010    to  12/31/2010       12.862148         15.851575         4,467.3527
  01/01/2011    to  12/31/2011       15.851575         15.167587         7,334.2242
  01/01/2012    to  12/31/2012       15.167587         17.406280        12,180.7530
  01/01/2013    to  12/31/2013       17.406280         22.616040        16,598.9782
============   ==== ==========       =========         =========       ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.400893         11.225412       331,037.4316
  01/01/2005    to  12/31/2005       11.225412         11.468098       346,826.5334
  01/01/2006    to  12/31/2006       11.468098         12.929453       334,552.5228
  01/01/2007    to  12/31/2007       12.929453         13.282412       335,949.5835
  01/01/2008    to  12/31/2008       13.282412          8.155452       233,156.6623
  01/01/2009    to  12/31/2009        8.155452         10.050954       216,153.1100
  01/01/2010    to  12/31/2010       10.050954         11.262766       200,681.2046
  01/01/2011    to  12/31/2011       11.262766         11.203955       160,405.5571
  01/01/2012    to  12/31/2012       11.203955         12.656124       149,868.7978
  01/01/2013    to  12/31/2013       12.656124         16.313550       133,968.2956
============   ==== ==========       =========         =========       ============
 MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       16.913544         19.662878        27,826.8623
============   ==== ==========       =========         =========       ============
 MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/FRANKLIN MUTUAL SHARES SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.997644          6.566075         3,281.7798
  01/01/2009    to  12/31/2009        6.566075          8.025581         6,190.6700
  01/01/2010    to  12/31/2010        8.025581          8.720835        25,015.4388
  01/01/2011    to  12/31/2011        8.720835          8.489024        17,055.3562
  01/01/2012    to  12/31/2012        8.489024          9.463651        28,094.4457
  01/01/2013    to  04/26/2013        9.463651         10.341904             0.0000
============   ==== ==========       =========         =========       ============
 MSCI EAFE (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
  (FORMERLY MORGAN STANLEY EAFE (Reg. TM) SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009        8.529717         10.937583         1,583.3900
  01/01/2010    to  12/31/2010       10.937583         11.536271        10,010.4936
  01/01/2011    to  12/31/2011       11.536271          9.862584         5,773.2554
  01/01/2012    to  12/31/2012        9.862584         11.383274        14,175.2671
  01/01/2013    to  12/31/2013       11.383274         13.529554        13,027.7281
============   ==== ==========       =========         =========       ============
 NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       18.231150         22.651961       100,697.7171
============   ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                        2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                         NUMBER OF
                                   ACCUMULATION      ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT          UNITS
                                   BEGINNING OF         END OF         OUTSTANDING AT
                                      PERIOD            PERIOD         END OF PERIOD
                                 ---------------   ---------------   -----------------
 NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
  (FORMERLY MLA MID CAP SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004       11.966439         13.397939         185,955.2435
  01/01/2005    to  12/31/2005       13.397939         14.170585         180,591.5169
  01/01/2006    to  12/31/2006       14.170585         15.905432         182,918.0928
  01/01/2007    to  12/31/2007       15.905432         15.143385         161,946.0384
  01/01/2008    to  12/31/2008       15.143385          9.143843         131,131.9405
  01/01/2009    to  12/31/2009        9.143843         12.239277         162,548.7100
  01/01/2010    to  12/31/2010       12.239277         14.717456         170,881.9162
  01/01/2011    to  12/31/2011       14.717456         13.644963         151,184.9514
  01/01/2012    to  12/31/2012       13.644963         14.059012         144,173.3875
  01/01/2013    to  04/26/2013       14.059012         15.207541               0.0000
============   ==== ==========       =========         =========         ============
 RUSSELL 2000 (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       10.573423         12.950054               0.0000
  01/01/2010    to  12/31/2010       12.950054         16.039473           1,540.9210
  01/01/2011    to  12/31/2011       16.039473         15.019502          16,367.3177
  01/01/2012    to  12/31/2012       15.019502         17.042163          15,897.1663
  01/01/2013    to  12/31/2013       17.042163         23.038391          21,417.7389
============   ==== ==========       =========         =========         ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        6.629571          8.328847         172,178.0977
============   ==== ==========       =========         =========         ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY RCM TECHNOLOGY SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        4.576888          4.286100         314,667.9756
  01/01/2005    to  12/31/2005        4.286100          4.657329         177,491.8015
  01/01/2006    to  12/31/2006        4.657329          4.802236         181,379.7267
  01/01/2007    to  12/31/2007        4.802236          6.181095         375,869.1148
  01/01/2008    to  12/31/2008        6.181095          3.360137         208,623.4821
  01/01/2009    to  12/31/2009        3.360137          5.228191         288,385.9700
  01/01/2010    to  12/31/2010        5.228191          6.534018         308,394.8448
  01/01/2011    to  12/31/2011        6.534018          5.762466         205,934.1216
  01/01/2012    to  12/31/2012        5.762466          6.322650         151,217.6505
  01/01/2013    to  04/26/2013        6.322650          6.595984               0.0000
============   ==== ==========       =========         =========         ============
 VAN ECK GLOBAL NATURAL RESOURCES SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       11.583061         14.657853             907.7000
  01/01/2010    to  12/31/2010       14.657853         18.510258           8,199.9932
  01/01/2011    to  12/31/2011       18.510258         15.096164          12,958.4771
  01/01/2012    to  12/31/2012       15.096164         15.154247           7,420.3254
  01/01/2013    to  12/31/2013       15.154247         16.427044           7,348.9806
============   ==== ==========       =========         =========         ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                        2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                          NUMBER OF
                                   ACCUMULATION      ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT           UNITS
                                   BEGINNING OF         END OF         OUTSTANDING AT
                                      PERIOD            PERIOD          END OF PERIOD
                                 ---------------   ---------------   ------------------
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005       14.605215         14.517878            4,547.7663
  01/01/2006    to  12/31/2006       14.517878         14.766198            4,227.2304
  01/01/2007    to  12/31/2007       14.766198         15.033298            7,326.9777
  01/01/2008    to  12/31/2008       15.033298         14.634377           19,012.6607
  01/01/2009    to  12/31/2009       14.634377         14.907545           15,614.3600
  01/01/2010    to  12/31/2010       14.907545         15.391866           25,719.6321
  01/01/2011    to  12/31/2011       15.391866         15.858649           16,235.6036
  01/01/2012    to  12/31/2012       15.858649         15.992549           15,378.9967
  01/01/2013    to  12/31/2013       15.992549         15.510668           12,226.4734
============   ==== ==========       =========         =========        ==============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.298488         10.678836          479,230.8371
  01/01/2005    to  12/31/2005       10.678836         11.537305        1,130,105.1147
  01/01/2006    to  12/31/2006       11.537305         12.833744        1,271,530.3460
  01/01/2007    to  12/31/2007       12.833744         12.921851        1,282,933.4497
  01/01/2008    to  12/31/2008       12.921851          7.484650        1,029,897.1676
  01/01/2009    to  12/31/2009        7.484650          9.716919          737,845.3100
  01/01/2010    to  12/31/2010        9.716919         11.079702          600,471.2128
  01/01/2011    to  12/31/2011       11.079702         10.218106          620,737.8255
  01/01/2012    to  12/31/2012       10.218106         11.673833          527,096.0018
  01/01/2013    to  12/31/2013       11.673833         14.796978          509,630.5967
============   ==== ==========       =========         =========        ==============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.098702         10.383084        1,780,132.1150
  01/01/2005    to  12/31/2005       10.383084         10.886632        4,656,457.0359
  01/01/2006    to  12/31/2006       10.886632         11.932019        6,053,889.6430
  01/01/2007    to  12/31/2007       11.932019         12.246994        5,897,408.0023
  01/01/2008    to  12/31/2008       12.246994          8.157789        6,339,641.1515
  01/01/2009    to  12/31/2009        8.157789         10.246702        5,858,229.6600
  01/01/2010    to  12/31/2010       10.246702         11.391333        5,618,564.6809
  01/01/2011    to  12/31/2011       11.391333         10.959672        5,245,953.7656
  01/01/2012    to  12/31/2012       10.959672         12.219557        4,710,179.5115
  01/01/2013    to  12/31/2013       12.219557         14.282122        4,279,438.8763
============   ==== ==========       =========         =========        ==============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                        2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                         NUMBER OF
                                   ACCUMULATION      ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT          UNITS
                                   BEGINNING OF         END OF         OUTSTANDING AT
                                      PERIOD            PERIOD         END OF PERIOD
                                 ---------------   ---------------   -----------------
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004        9.938873         10.099461         235,288.4837
  01/01/2005    to  12/31/2005       10.099461         10.328069         494,869.9246
  01/01/2006    to  12/31/2006       10.328069         10.980934         759,821.1668
  01/01/2007    to  12/31/2007       10.980934         11.382233       1,312,660.0869
  01/01/2008    to  12/31/2008       11.382233          8.838978       2,040,558.6890
  01/01/2009    to  12/31/2009        8.838978         10.632764       2,163,438.8200
  01/01/2010    to  12/31/2010       10.632764         11.541269       1,973,329.4328
  01/01/2011    to  12/31/2011       11.541269         11.496864       1,371,180.9626
  01/01/2012    to  12/31/2012       11.496864         12.478748       1,286,505.2578
  01/01/2013    to  12/31/2013       12.478748         13.322246       1,119,350.8177
============   ==== ==========       =========         =========       ==============
 METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.238552         10.593813       2,346,715.2040
  01/01/2005    to  12/31/2005       10.593813         11.315268       5,210,352.5358
  01/01/2006    to  12/31/2006       11.315268         12.580887       7,518,182.4455
  01/01/2007    to  12/31/2007       12.580887         12.890813       9,106,120.4993
  01/01/2008    to  12/31/2008       12.890813          7.838350       7,580,096.1079
  01/01/2009    to  12/31/2009        7.838350          9.980646       6,697,939.1000
  01/01/2010    to  12/31/2010        9.980646         11.281589       6,511,209.3205
  01/01/2011    to  12/31/2011       11.281589         10.614375       5,820,635.6983
  01/01/2012    to  12/31/2012       10.614375         12.020404       5,003,552.5464
  01/01/2013    to  12/31/2013       12.020404         14.813585       4,496,753.9250
============   ==== ==========       =========         =========       ==============
 METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/FRANKLIN TEMPLETON FOUNDING STRATEGY SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.997644          6.997364          18,148.2267
  01/01/2009    to  12/31/2009        6.997364          8.803900          58,491.8500
  01/01/2010    to  12/31/2010        8.803900          9.482346          72,548.8666
  01/01/2011    to  12/31/2011        9.482346          9.117654          77,293.2274
  01/01/2012    to  12/31/2012        9.117654         10.361447          76,734.0009
  01/01/2013    to  04/26/2013       10.361447         11.128097               0.0000
============   ==== ==========       =========         =========       ==============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)



                        2.15% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                         NUMBER OF
                                   ACCUMULATION      ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT          UNITS
                                   BEGINNING OF         END OF         OUTSTANDING AT
                                      PERIOD            PERIOD         END OF PERIOD
                                 ---------------   ---------------   -----------------
 METLIFE MODERATE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.008797         10.219569         603,428.3634
  01/01/2005    to  12/31/2005       10.219569         10.584224       1,317,268.0669
  01/01/2006    to  12/31/2006       10.584224         11.419715       2,004,358.0287
  01/01/2007    to  12/31/2007       11.419715         11.869193       2,451,389.2085
  01/01/2008    to  12/31/2008       11.869193          8.546884       2,218,978.7549
  01/01/2009    to  12/31/2009        8.546884         10.547270       2,147,736.0500
  01/01/2010    to  12/31/2010       10.547270         11.603037       2,105,746.4622
  01/01/2011    to  12/31/2011       11.603037         11.343487       2,195,212.1323
  01/01/2012    to  12/31/2012       11.343487         12.476880       2,188,457.7452
  01/01/2013    to  12/31/2013       12.476880         13.948698       2,101,355.1179
============   ==== ==========       =========         =========       ==============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

DISCONTINUED INVESTMENT PORTFOLIOS. Effective as of May 1, 2011, Met Investors Series Trust: Legg Mason Value Equity Portfolio (Class B) merged into Met Investors Series Trust: ClearBridge Aggressive Growth Portfolio (Class B) (formerly Legg Mason ClearBridge Aggressive Growth Portfolio).


Effective as of April 30, 2012, Met Investors Series Trust: Oppenheimer Capital Appreciation Portfolio (Class B) merged into Metropolitan Series Fund: Jennison Growth Portfolio (Class B).


Effective as of April 29, 2013:


o Met Investors Series Trust: American Funds (Reg. TM) International Portfolio (Class C) merged into Metropolitan Series Fund: Baillie Gifford
  International Stock Portfolio (Class B);


o Met Investors Series Trust: Jennison Large Cap Equity Portfolio (formerly Rainier Large Cap Equity Portfolio) (Class B) merged into Metropolitan Series Fund: Jennison Growth Portfolio (Class B);


o Met Investors Series Trust: Met/Franklin Mutual Shares Portfolio (Class B) merged into Metropolitan Series Fund: MFS (Reg. TM) Value Portfolio (Class
  B);


o Met Investors Series Trust: Met/Franklin Templeton Founding Strategy Portfolio (Class B) merged into Met Investors Series Trust: MetLife Growth Strategy Portfolio (Class B);


o Met Investors Series Trust: MLA Mid Cap Portfolio (formerly Lazard Mid Cap Portfolio) (Class B) merged into Metropolitan Series Fund: Neuberger Berman Genesis Portfolio (Class B);


o Met Investors Series Trust: RCM Technology Portfolio (Class B) merged into Metropolitan Series Fund: T. Rowe Price Large Cap Growth Portfolio (Class
  B); and


o Met Investors Series Trust: Turner Mid Cap Growth Portfolio (Class B) merged into Metropolitan Series Fund: Frontier Mid Cap Growth Portfolio (Class B).



Effective as of April 28, 2014:


o Met Investors Series Trust: ClearBridge Aggressive Growth Portfolio II (Class
  B) (formerly Janus Forty Portfolio) merged into Met Investors Series Trust:
  ClearBridge Aggressive Growth Portfolio (Class B);


o Met Investors Series Trust: MetLife Defensive Strategy Portfolio (Class B) merged into Metropolitan Series Fund: MetLife Asset Allocation 40 Portfolio (Class B);


o Met Investors Series Trust: MetLife Moderate Strategy Portfolio (Class B) merged into Metropolitan Series Fund: MetLife Asset Allocation 40 Portfolio (Class B);


o Met Investors Series Trust: MetLife Balanced Strategy Portfolio (Class B) merged into Metropolitan Series Fund: MetLife Asset Allocation 60 Portfolio (Class B); and


o Met Investors Series Trust: MetLife Growth Strategy Portfolio (Class B) merged into Metropolitan Series Fund: MetLife Asset Allocation 80 Portfolio (Class B).

APPENDIX B

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each Investment Portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.


MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS C OR CLASS E)


Met Investors Series Trust is a mutual fund with multiple portfolios. Unless otherwise noted, the following portfolios are managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors USA. The following Class B or, as noted, Class C or Class E portfolios are available under the contract:


ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION PORTFOLIO


SUBADVISER: AllianceBernstein L.P.


INVESTMENT OBJECTIVE: The AllianceBernstein Global Dynamic Allocation Portfolio seeks capital appreciation and current income.



ALLIANZ GLOBAL INVESTORS DYNAMIC MULTI-ASSET PLUS PORTFOLIO


SUBADVISER: Allianz Global Investors U.S. LLC


INVESTMENT OBJECTIVE: The Allianz Global Investors Dynamic Multi-Asset Plus Portfolio seeks total return.



AMERICAN FUNDS (Reg. TM) GROWTH PORTFOLIO (CLASS C)


ADVISERS: MetLife Advisers, LLC and Capital Research and Management Company


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Growth Portfolio seeks to achieve growth of capital.


AQR GLOBAL RISK BALANCED PORTFOLIO


SUBADVISER: AQR Capital Management, LLC


INVESTMENT OBJECTIVE: The AQR Global Risk Balanced Portfolio seeks total return.


BLACKROCK GLOBAL TACTICAL STRATEGIES PORTFOLIO


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock Global Tactical Strategies Portfolio seeks capital appreciation and current income.


BLACKROCK HIGH YIELD PORTFOLIO


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock High Yield Portfolio seeks to maximize total return, consistent with income generation and prudent investment management.


CLARION GLOBAL REAL ESTATE PORTFOLIO


SUBADVISER: CBRE Clarion Securities LLC


INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.



CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO


SUBADVISER: ClearBridge Investments, LLC



INVESTMENT OBJECTIVE: The ClearBridge Aggressive Growth Portfolio seeks capital appreciation.


GOLDMAN SACHS MID CAP VALUE PORTFOLIO


SUBADVISER: Goldman Sachs Asset Management, L.P.


INVESTMENT OBJECTIVE: The Goldman Sachs Mid Cap Value Portfolio seeks long-term capital appreciation.


HARRIS OAKMARK INTERNATIONAL PORTFOLIO


SUBADVISER: Harris Associates L.P.


INVESTMENT OBJECTIVE: The Harris Oakmark International Portfolio seeks long-term capital appreciation.


INVESCO BALANCED-RISK ALLOCATION PORTFOLIO


SUBADVISER: Invesco Advisers, Inc.


INVESTMENT OBJECTIVE: The Invesco Balanced-Risk Allocation Portfolio seeks total return.

INVESCO COMSTOCK PORTFOLIO



SUBADVISER: Invesco Advisers, Inc.


INVESTMENT OBJECTIVE: The Invesco Comstock Portfolio seeks capital growth and income.



INVESCO MID CAP VALUE PORTFOLIO (formerly Lord Abbett Mid Cap Value Portfolio)


SUBADVISER: Invesco Advisers, Inc. (formerly Lord, Abbett & Co. LLC)


INVESTMENT OBJECTIVE: The Invesco Mid Cap Value Portfolio seeks high total return by investing in equity securities of mid-sized companies.


INVESCO SMALL CAP GROWTH PORTFOLIO


SUBADVISER: Invesco Advisers, Inc.


INVESTMENT OBJECTIVE: The Invesco Small Cap Growth Portfolio seeks long-term growth of capital.


JPMORGAN CORE BOND PORTFOLIO



SUBADVISER: J.P. Morgan Investment Management Inc.


INVESTMENT OBJECTIVE: The JPMorgan Core Bond Portfolio seeks to maximize total return.


JPMORGAN GLOBAL ACTIVE ALLOCATION PORTFOLIO


SUBADVISER: J.P. Morgan Investment Management Inc.


INVESTMENT OBJECTIVE: The JPMorgan Global Active Allocation Portfolio seeks capital appreciation and current income.


LOOMIS SAYLES GLOBAL MARKETS PORTFOLIO


SUBADVISER: Loomis, Sayles & Company, L.P.


INVESTMENT OBJECTIVE: The Loomis Sayles Global Markets Portfolio seeks high total investment return through a combination of capital appreciation and income.


LORD ABBETT BOND DEBENTURE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC



INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.



MET/EATON VANCE FLOATING RATE PORTFOLIO


SUBADVISER: Eaton Vance Management


INVESTMENT OBJECTIVE: The Met/Eaton Vance Floating Rate Portfolio seeks a high level of current income.


MET/FRANKLIN LOW DURATION TOTAL RETURN PORTFOLIO


SUBADVISER: Franklin Advisers, Inc.


INVESTMENT OBJECTIVE: The Met/Franklin Low Duration Total Return Portfolio seeks a high level of current income, while seeking preservation of shareholders' capital.


MET/TEMPLETON INTERNATIONAL BOND PORTFOLIO*


SUBADVISER: Franklin Advisers, Inc.


INVESTMENT OBJECTIVE: The Met/Templeton International Bond Portfolio seeks current income with capital appreciation and growth of income.


*This portfolio is only available for investment if certain optional riders are elected. (See "Purchase - Investment Allocation and Other Purchase Payment Restrictions for GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I.")


METLIFE BALANCED PLUS PORTFOLIO



SUBADVISER - OVERLAY PORTION: Pacific Investment Management Company LLC



INVESTMENT OBJECTIVE: The MetLife Balanced Plus Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.


METLIFE MULTI-INDEX TARGETED RISK PORTFOLIO



SUBADVISER - OVERLAY PORTION: MetLife Investment Management, LLC



INVESTMENT OBJECTIVE: The MetLife Multi-Index Targeted Risk Portfolio seeks a balance between growth of capital and current income, with a greater emphasis on growth of capital.


MFS (Reg. TM) EMERGING MARKETS EQUITY PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Emerging Markets Equity Portfolio seeks capital appreciation.


MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.

PANAGORA GLOBAL DIVERSIFIED RISK PORTFOLIO


SUBADVISER: PanAgora Asset Management, Inc.


INVESTMENT OBJECTIVE: The PanAgora Global Diversified Risk Portfolio seeks total return.



PIMCO INFLATION PROTECTED BOND PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks maximum real return, consistent with preservation of capital and prudent investment management.


PIMCO TOTAL RETURN PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.


PIONEER FUND PORTFOLIO


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.


PIONEER STRATEGIC INCOME PORTFOLIO (CLASS E)


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.


PYRAMIS (Reg. TM) GOVERNMENT INCOME PORTFOLIO


SUBADVISER: Pyramis Global Advisors, LLC


INVESTMENT OBJECTIVE: The Pyramis (Reg. TM) Government Income Portfolio seeks a high level of current income, consistent with preservation of principal.


PYRAMIS (Reg. TM) MANAGED RISK PORTFOLIO


SUBADVISER: Pyramis Global Advisors, LLC


INVESTMENT OBJECTIVE: The Pyramis (Reg. TM) Managed Risk Portfolio seeks total return.


SCHRODERS GLOBAL MULTI-ASSET PORTFOLIO



SUBADVISERS: Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited



INVESTMENT OBJECTIVE: The Schroders Global Multi-Asset Portfolio seeks capital appreciation and current income.


T. ROWE PRICE LARGE CAP VALUE PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Large Cap Value Portfolio seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.


T. ROWE PRICE MID CAP GROWTH PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Mid Cap Growth Portfolio seeks long-term growth of capital.


THIRD AVENUE SMALL CAP VALUE PORTFOLIO


SUBADVISER: Third Avenue Management LLC


INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.

METROPOLITAN SERIES FUND


Metropolitan Series Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors USA, is the investment adviser to the portfolios. The following portfolios are available under the contract:


BAILLIE GIFFORD INTERNATIONAL STOCK PORTFOLIO (CLASS B)


SUBADVISER: Baillie Gifford Overseas Limited


INVESTMENT OBJECTIVE: The Baillie Gifford International Stock Portfolio seeks long-term growth of capital.



BARCLAYS AGGREGATE BOND INDEX PORTFOLIO (CLASS G)



SUBADVISER: MetLife Investment Management, LLC


INVESTMENT OBJECTIVE: The Barclays Aggregate Bond Index Portfolio seeks to track the performance of the Barclays U.S. Aggregate Bond Index.


BLACKROCK MONEY MARKET PORTFOLIO (CLASS B)


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital.


An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.


During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.



FRONTIER MID CAP GROWTH PORTFOLIO (CLASS B)



SUBADVISER: Frontier Capital Management Company, LLC


INVESTMENT OBJECTIVE: The Frontier Mid Cap Growth Portfolio seeks maximum capital appreciation.


JENNISON GROWTH PORTFOLIO (CLASS B)


SUBADVISER: Jennison Associates LLC


INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.


MET/ARTISAN MID CAP VALUE PORTFOLIO (CLASS B)


SUBADVISER: Artisan Partners Limited Partnership


INVESTMENT OBJECTIVE: The Met/Artisan Mid Cap Value Portfolio seeks long-term capital growth.


MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY PORTFOLIO (CLASS B)


SUBADVISER: Dimensional Fund Advisors LP


INVESTMENT OBJECTIVE: The Met/Dimensional International Small Company Portfolio seeks long-term capital appreciation.


METLIFE MID CAP STOCK INDEX PORTFOLIO (CLASS G)


SUBADVISER: MetLife Investment Management, LLC


INVESTMENT OBJECTIVE: The MetLife Mid Cap Stock Index Portfolio seeks to track the performance of the Standard & Poor's MidCap 400 (Reg. TM) Composite Stock Price Index.


METLIFE STOCK INDEX PORTFOLIO (CLASS B)


SUBADVISER: MetLife Investment Management, LLC


INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to track the performance of the Standard & Poor's 500 (Reg. TM) Composite Stock Price Index.



MFS (Reg. TM) VALUE PORTFOLIO (CLASS B)


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Value Portfolio seeks capital appreciation.


MSCI EAFE (Reg. TM) INDEX PORTFOLIO (CLASS G)


SUBADVISER: MetLife Investment Management, LLC


INVESTMENT OBJECTIVE: The MSCI EAFE (Reg. TM) Index Portfolio seeks to track the performance of the MSCI EAFE (Reg. TM) Index.


NEUBERGER BERMAN GENESIS PORTFOLIO (CLASS B)


SUBADVISER: Neuberger Berman Management LLC


INVESTMENT OBJECTIVE: The Neuberger Berman Genesis Portfolio seeks high total return, consisting principally of capital appreciation.

RUSSELL 2000 (Reg. TM) INDEX PORTFOLIO (CLASS G)


SUBADVISER: MetLife Investment Management, LLC


INVESTMENT OBJECTIVE: The Russell 2000 (Reg. TM) Index Portfolio seeks to track the performance of the Russell 2000 (Reg. TM) Index.


T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO (CLASS B)


SUBADVISER: T. Rowe Price Associates, Inc.



INVESTMENT OBJECTIVE: The T. Rowe Price Large Cap Growth Portfolio seeks long-term growth of capital.



VAN ECK GLOBAL NATURAL RESOURCES PORTFOLIO (CLASS B)*


SUBADVISER: Van Eck Associates Corporation


INVESTMENT OBJECTIVE: The Van Eck Global Natural Resources Portfolio seeks long-term capital appreciation with income as a secondary consideration.


*This portfolio is only available for investment if certain optional riders are elected. (See "Purchase - Investment Allocation and Other Purchase Payment Restrictions for GMIB Plus II, Lifetime Withdrawal Guarantee II, and EDB I.")


WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO (CLASS B)


SUBADVISER: Western Asset Management Company


INVESTMENT OBJECTIVE: The Western Asset Management U.S. Government Portfolio seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.



WMC CORE EQUITY OPPORTUNITIES PORTFOLIO (CLASS E) (formerly Davis Venture Value Portfolio)


SUBADVISER: Wellington Management Company, LLP (formerly Davis Selected Advisers, L.P.)


INVESTMENT OBJECTIVE: The WMC Core Equity Opportunities Portfolio seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.




MET INVESTORS SERIES TRUST - ASSET ALLOCATION PORTFOLIOS


In addition to the Met Investors Series Trust portfolios listed above, the following portfolios managed by MetLife Advisers, LLC are available under the contract:



AMERICAN FUNDS (Reg. TM) MODERATE ALLOCATION PORTFOLIO (CLASS C)


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Moderate Allocation Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.


AMERICAN FUNDS (Reg. TM) BALANCED ALLOCATION PORTFOLIO (CLASS C)


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Balanced Allocation Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.


AMERICAN FUNDS (Reg. TM) GROWTH ALLOCATION PORTFOLIO (CLASS C)


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Growth Allocation Portfolio seeks growth of capital.



METLIFE ASSET ALLOCATION 100 PORTFOLIO (CLASS B) (formerly MetLife Aggressive Strategy Portfolio)


INVESTMENT OBJECTIVE: The MetLife Asset Allocation 100 Portfolio seeks growth of capital.


SSGA GROWTH AND INCOME ETF PORTFOLIO (CLASS B)


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.


SSGA GROWTH ETF PORTFOLIO (CLASS B)


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.

METROPOLITAN SERIES FUND - ASSET ALLOCATION PORTFOLIOS (CLASS B)


In addition to the Metropolitan Series Fund portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are available under the contract:


METLIFE ASSET ALLOCATION 20 PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Asset Allocation 20 Portfolio seeks a high level of current income, with growth of capital as a secondary objective.


METLIFE ASSET ALLOCATION 40 PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Asset Allocation 40 Portfolio seeks high total return in the form of income and growth of capital, with a greater emphasis on income.


METLIFE ASSET ALLOCATION 60 PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Asset Allocation 60 Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.


METLIFE ASSET ALLOCATION 80 PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Asset Allocation 80 Portfolio seeks growth of capital.

APPENDIX C

EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS

In order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be the guaranteed minimum interest rate, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent Purchase Payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term. These examples do not reflect charges that may be deducted from the EDCA account.


6-MONTH EDCA

The following example demonstrates how the 6-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple Purchase Payments are allocated to the program. The example assumes that you are eligible to receive a Purchase Payment Credit of 4% and that a $12,000 Purchase Payment plus the 4% Purchase Payment Credit of $480 is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,480 remaining after the EDCA transfer is allocated to the 1st Payment Bucket, where it is credited with a 3% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 Purchase Payment amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:


Account Value 1st Payment Bucket (month 2) =


Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount


At the beginning of the 4th month, assume that you are eligible to receive a Purchase Payment Credit of 4% and a second Purchase Payment of $6,000 plus the 4% Purchase Payment Credit of $240 is allocated to the 2nd Payment Bucket, where it is credited with a 3% effective annual interest rate. This second Purchase Payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 Purchase Payment amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the Account Value in the 2nd Payment Bucket until it is exhausted.



                                                                      ---- Account Values----
 Beg of     Amount Allocated         Actual             EDCA         1st Payment     2nd Payment
  Month          to EDCA         EDCA Transfer     Account Value        Bucket         Bucket
--------   ------------------   ---------------   ---------------   -------------   ------------
    1            $12,480             $2,000           $10,480          $10,480
    2                                $2,000           $ 8,506          $ 8,506
    3                                $2,000           $ 6,527          $ 6,527
    4*           $ 6,240             $3,000           $ 9,783          $ 3,543         $6,240
    5                                $3,000           $ 6,807          $   552         $6,255
    6                                $3,000           $ 3,824                0         $3,824
    7                                $3,000           $   833                0         $  833
    8                                $  835                 0                0              0

* At the beginning of the 4th month, a $6,000 Purchase Payment and a Purchase Payment Credit of $240 is added to the EDCA Account. This amount ($6,240) is allocated to the 2nd Payment Bucket. As described above, this second Purchase Payment causes the monthly EDCA transfer amount to increase from $2,000 to $3,000. Therefore, $3,000 is transferred from the 1st Payment Bucket, leaving $3,543 in the 1st Payment Bucket ($6,527 (1st Payment Bucket account value from the 3rd month) + $16 (3rd month's EDCA interest calculated using the formula shown above) - $3,000 (monthly transfer) = $3,543). The total EDCA Account Value at the beginning of the 4th month is $9,783 ($3,543 in the 1st Payment Bucket + $6,240 in the 2nd Payment Bucket = $9,783).

12-MONTH EDCA

The following example demonstrates how the 12-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple Purchase Payments are allocated to the program. The example assumes that you are eligible to receive a Purchase Payment Credit of 4% and that a $24,000 Purchase Payment plus the 4% Purchase Payment Credit of $960 is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,960 remaining after the EDCA transfer is allocated to the 1st Payment Bucket, where it is credited with a 3% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 Purchase Payment amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA account value are accumulated at the EDCA interest rate using the following formula:


Account Value 1st Payment Bucket (month 2) =


Account Value 1st Payment Bucket (month 1) x


(1+EDCA Rate)(1/12) - EDCA Transfer Amount


At the beginning of the 6th month, assume you are eligible to receive a Purchase Payment Credit of 4% and a second Purchase Payment of $12,000 plus the 4% Purchase Payment Credit of $480 is allocated to the 2nd Payment Bucket, where it is credited with a 3% effective annual interest rate. This second Purchase Payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 Purchase Payment amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the Account Value in the 1st Payment Bucket until exhausted and then against the Account Value in the 2nd Payment Bucket until it is exhausted.



                                                                      ---- Account Values----
 Beg of     Amount Allocated         Actual             EDCA         1st Payment     2nd Payment
  Month          to EDCA         EDCA Transfer     Account Value        Bucket         Bucket
--------   ------------------   ---------------   ---------------   -------------   ------------
    1      $24,960                   $2,000           $22,960          $22,960
    2                                $2,000           $21,017          $21,017
    3                                $2,000           $19,068          $19,068
    4                                $2,000           $17,115          $17,115
    5                                $2,000           $15,158          $15,158
    6*     $12,480                   $3,000           $24,675          $12,195         $12,480
    7                                $3,000           $21,736          $ 9,225         $12,511
    8                                $3,000           $18,790          $ 6,248         $12,542
    9                                $3,000           $15,836          $ 3,263         $12,573
   10                                $3,000           $12,875          $   271         $12,604
   11                                $3,000           $ 9,907                0         $ 9,907
   12                                $3,000           $ 6,931                0         $ 6,931
   13                                $3,000           $ 3,948                0         $ 3,948
   14                                $3,000           $   958                0         $   958
   15                                $  960                 0                0               0

* At the beginning of the 6th month, a $12,000 Purchase Payment and a Purchase Payment Credit of $480 is added to the EDCA Account. This amount ($12,480) is allocated to the 2nd Payment Bucket. As described above, this second Purchase Payment causes the monthly EDCA transfer amount to increase from $2,000 to $3,000. Therefore, $3,000 is transferred from the 1st Payment Bucket, leaving $12,195 in the 1st Payment Bucket ($15,158 (1st Payment Bucket Account Value from the 5th month) + $37 (5th month's EDCA interest calculated using the formula shown above) - $3,000 (monthly transfer) = $12,195). The total EDCA Account Value at the beginning of the 6th month is $24,675 ($12,195 in the 1st Payment Bucket + $12,480 in the 2nd Payment Bucket = $24,675).

APPENDIX D

GUARANTEED MINIMUM INCOME BENEFIT EXAMPLES

The purpose of these examples is to illustrate the operation of the Guaranteed Minimum Income Benefit. (These examples are for the GMIB Plus II rider and use an annual increase rate of 5%. Depending on the date a contract was issued with the GMIB Plus II rider or the GMIB Plus I rider, the annual increase rate may be higher than 5%. See "Living Benefits - Guaranteed Income Benefits.") The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the Investment Portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND CHARGES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALITIES.


(1) WITHDRAWAL ADJUSTMENTS TO ANNUAL INCREASE AMOUNT


    Dollar-for-dollar adjustment when withdrawal is less than or equal to 5% of
    ---------------------------------------------------------------------------
      the Annual Increase Amount from the prior contract anniversary
      --------------------------------------------------------------


    Assume the initial Purchase Payment is $100,000 and the GMIB Plus II is selected. Assume that during the first Contract Year, $5,000 is withdrawn. Because the withdrawal is less than or equal to 5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the withdrawal on a dollar-for-dollar basis to $100,000 ($100,000 increased by 5% per year, compounded annually, less $5,000 = $100,000). Assuming no other Purchase Payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $105,000 ($100,000 increased by 5% per year, compounded annually).


    Proportionate adjustment when withdrawal is greater than 5% of the Annual
    -------------------------------------------------------------------------
      Increase Amount from the prior contract anniversary
      ---------------------------------------------------


    Assume the initial Purchase Payment is $100,000 and the GMIB Plus II is selected. Assume the Account Value at the first contract anniversary is $100,000. The Annual Increase Amount at the first contract anniversary will be $105,000 ($100,000 increased by 5% per year, compounded annually). Assume that on the first contract anniversary, $10,000 is withdrawn (leaving an account balance of $90,000). Because the withdrawal is greater than 5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($105,000) multiplied by the percentage reduction in the Account Value attributed to that entire withdrawal: 10% (the $10,000 withdrawal reduced the $100,000 Account Value by 10%). Therefore, the new Annual Increase Amount is $94,500 ($105,000 x 10% = $10,500; $105,000 - $10,500 = $94,500). (If
      multiple withdrawals are made during a Contract Year - for example, two $5,000 withdrawals instead of one $10,000 withdrawal - and those withdrawals total more than 5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced proportionately by each of the withdrawals made during that Contract Year and there will be no dollar-for-dollar withdrawal adjustment for the Contract Year.) Assuming no other Purchase Payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $99,225 ($94,500 increased by 5% per year, compounded annually).


(2) THE ANNUAL INCREASE AMOUNT


    Example
    -------


    Assume the Owner of the contract is a male, age 55 at issue, and he elects the GMIB Plus II rider. He makes an initial Purchase Payment of $100,000, and makes no additional Purchase Payments or partial withdrawals. On the contract issue date, the Annual Increase Amount is equal to $100,000 (the initial Purchase Payment). The Annual Increase Amount is calculated at each contract anniversary (through the contract anniversary prior to the Owner's 91st birthday). At the tenth contract anniversary, when the Owner is age 65, the Annual Increase Amount is $162,889 ($100,000 increased by 5% per year, compounded annually). See section (3) below for an example of the calculation of the Highest Anniversary Value.


    Graphic Example: Determining a value upon which future income payments can
    --------------------------------------------------------------------------
      be based
      --------


    Assume that you make an initial Purchase Payment of $100,000. Prior to annuitization, your Account Value fluctuates above and below your initial Purchase Payment depending on the investment performance of the investment options you selected. Your Purchase Payments accumulate at the annual increase rate of 5%, until the contract anniversary prior to the contract Owner's 91st birthday. Your Purchase Payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your Purchase Payments accumulated at 5% a year adjusted for withdrawals and charges "the Annual Increase Amount") is the value upon which future income payments can be based.


[GRAPHIC APPEARS HERE]






    Graphic Example: Determining your guaranteed lifetime income stream
    -------------------------------------------------------------------


    Assume that you decide to annuitize your contract and begin taking Annuity
      Payments after 20 years. In this example, your Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the Annual Increase Amount will be applied to the annuity pay-out rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime Annuity Payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.



[GRAPHIC APPEARS HERE]






    (In contrast to the GMIB Plus II rider, for the GMIB II rider, Purchase
      Payments accumulate at the annual increase rate of 5% until the contract anniversary on or immediately after the contract Owner's 85th birthday.)


(3) THE HIGHEST ANNIVERSARY VALUE (HAV)


    Example
    -------


    Assume, as in the example in section (2) above, the Owner of the contract is a male, age 55 at issue, and he elects the GMIB Plus II rider. He makes an initial Purchase Payment of $100,000, and makes no additional Purchase Payments or partial withdrawals. On the contract issue date, the Highest Anniversary Value is equal to $100,000 (the initial Purchase Payment). Assume the Account Value on the first contract anniversary is $108,000 due to good market performance. Because the Account Value is greater than the Highest Anniversary Value ($100,000), the Highest Anniversary Value is set equal to the Account Value ($108,000). Assume the Account Value on the second contract anniversary is $102,000 due to poor market performance. Because the Account Value is less than the Highest Anniversary Value ($108,000), the Highest Anniversary Value remains $108,000.


    Assume this process is repeated on each contract anniversary until the tenth contract anniversary, when the Account Value is $155,000 and the Highest Anniversary Value is $150,000. The Highest Anniversary Value is set equal to the Account Value ($155,000). See section (4) below for an example of the exercise of the GMIB Plus II rider.


    Graphic Example: Determining a value upon which future income payments can
    --------------------------------------------------------------------------
      be based
      --------


    Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the Account Value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract Owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]






  Graphic Example: Determining your guaranteed lifetime income stream
  -------------------------------------------------------------------


    Assume that you decide to annuitize your contract and begin taking Annuity
      Payments after 20 years. In this example, the Highest Anniversary Value is higher than the Account Value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime Annuity Payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.



[GRAPHIC APPEARS HERE]






(4) PUTTING IT ALL TOGETHER


    Example
    -------


    Continuing the examples in sections (2) and (3) above, assume the Owner chooses to exercise the GMIB Plus II rider at the tenth contract anniversary and elects a life annuity with 5 years of Annuity Payments guaranteed. Because the Annual Increase Amount ($162,889) is greater than the Highest Anniversary Value ($155,000), the Annual Increase Amount ($162,889) is used as the Income Base. The Income Base of $162,889 is applied to the GMIB Annuity Table. This yields Annuity Payments of $591 per month for life, with a minimum of 5 years guaranteed. (If the same Owner were instead age 70, the Income Base of $162,889 would yield monthly payments of $673; if the Owner were age 75, the Income Base of $162,889 would yield monthly payments of $785.)


    The above example does not take into account the impact of premium and other taxes. As with other pay-out types, the amount you receive as an income payment depends on the income type you select, your age, and (where permitted by state law) your sex. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.

    Graphic Example
    ---------------


    Prior to annuitization, the two calculations (the Annual Increase Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the Income Bases and the Account Value will cease to exist. Also, the GMIB Plus II may only be exercised no later than the contract anniversary prior to the contract Owner's 91st birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary. (The GMIB II may only be exercised no later than the contract anniversary on or following the contract Owner's 85th birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.)


[GRAPHIC APPEARS HERE]






    With the Guaranteed Minimum Income Benefit, the Income Base is applied to special, conservative Guaranteed Minimum Income Benefit annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the Account Value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your Account Value would provide greater income than would the amount provided under the Guaranteed Minimum Income Benefit, you will have paid for the Guaranteed Minimum Income Benefit although it was never used.


[GRAPHIC APPEARS HERE]






(5) THE GUARANTEED PRINCIPAL OPTION - GMIB PLUS II


    Assume your initial Purchase Payment is $100,000 and no withdrawals are taken. Assume that the Account Value at the 10th contract anniversary is $50,000 due to poor market performance, and you exercise the Guaranteed Principal Option at this time.


    The effects of exercising the Guaranteed Principal Option are:


    1) A Guaranteed Principal Adjustment of $100,000 - $50,000 = $50,000 is added to the Account Value 30 days after the 10th contract anniversary bringing the Account Value back up to $100,000.


    2) The GMIB Plus II rider and rider fee terminates as of the date that the adjustment is made to the Account Value; the variable annuity contract continues.


    3) The GMIB Plus II allocation and transfer restrictions terminate as of the date that the adjustment is made to the Account Value.

[GRAPHIC APPEARS HERE]






    *Withdrawals reduce the original Purchase Payment (I.E. those payments credited within 120 days of contract issue date) proportionately and therefore, may have a significant impact on the amount of the Guaranteed Principal Adjustment.


(6) THE OPTIONAL STEP-UP: AUTOMATIC ANNUAL STEP-UP -

GMIB PLUS II


Assume your initial investment is $100,000 and no withdrawals are taken. The Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your Account Value at the first contract anniversary is $110,000 due to good market performance, and you elected Optional Step-Ups to occur under the Automatic Annual Step-Up feature prior to the first contract anniversary. Because your Account Value is higher than your Annual Increase Amount, an Optional Step-Up will automatically occur.


The effect of the Optional Step-Up is:


   (1) The Annual Increase Amount automatically resets from $105,000 to
       $110,000;


   (2) The 10-year waiting period to annuitize the contract under the GMIB Plus II is reset to 10 years from the first contract anniversary;


   (3) The GMIB Plus II rider charge may be reset to the fee we would charge new contract Owners for the same GMIB Plus II rider at that time; and


   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


The Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your Account Value at the second contract anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your Account Value is higher than your Annual Increase Amount, an Optional Step-Up will automatically occur.



The effect of the Optional Step-Up is:


   (1) The Annual Increase Amount automatically resets from $115,500 to
       $120,000;


   (2) The 10-year waiting period to annuitize the contract under the GMIB Plus II is reset to 10 years from the second contract anniversary;


   (3) The GMIB Plus II rider charge may be reset to the fee we would charge new contract Owners for the same GMIB Plus II rider at that time; and


   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


Assume your Account Value increases by $10,000 at each contract anniversary in years three through seven. At each contract anniversary, your Account Value would exceed the Annual Increase Amount and an Optional Step-Up would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).


The effect of each Optional Step-Up is:


   (1) The Annual Increase Amount automatically resets to the higher Account Value;


   (2) The 10-year waiting period to annuitize the contract under the GMIB Plus II is reset to 10 years from the date of the Optional Step-Up;


   (3) The GMIB Plus II rider charge may be reset to the fee we would charge new contract Owners for the same GMIB Plus II rider at that time; and


   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


After the seventh contract anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up.


The Annual Increase Amount increases to $178,500 on the eighth anniversary ($170,000 increased by 5% per year, compounded annually). Assume your Account Value at the eighth contract anniversary is $160,000 due to poor market performance. An Optional Step-Up is NOT permitted because your Account Value is lower than your Annual Increase Amount. However, because the Optional Step-Up has locked-in previous gains, the Annual Increase Amount remains at $178,500 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 5% annually (subject to adjustments for additional Purchase Payments and/or withdrawals) through the contract anniversary prior to your 91st birthday. Also, please note:


   (1) The 10-year waiting period to annuitize the contract under the GMIB Plus II remains at the 17th contract anniversary (10 years from the date of the last Optional Step-Up);


   (2) The GMIB Plus II rider charge remains at its current level; and


   (3) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.



[GRAPHIC APPEARS HERE]

APPENDIX E

GUARANTEED WITHDRAWAL BENEFIT EXAMPLES

The purpose of these examples is to illustrate the operation of the Guaranteed Withdrawal Benefit. (Examples A and B are for the Lifetime Withdrawal Guarantee I and Lifetime Withdrawal Guarantee II riders. Examples C and D are for a previous version of the Lifetime Withdrawal Guarantee II rider. Examples E through L are for Enhanced GWB and GWB I.) The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the Investment Portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND CHARGES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES. The Guaranteed Withdrawal Benefit does not establish or guarantee an Account Value or minimum return for any Investment Portfolio. The Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount (under the Lifetime Withdrawal Guarantee) and the Guaranteed Withdrawal Amount and the Benefit Base (under the Enhanced GWB and GWB I) cannot be taken as a lump sum.


A.   Lifetime Withdrawal Guarantee


     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment


Assume that a contract had an initial Purchase Payment of $100,000. The initial Account Value would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, the initial Remaining Guaranteed Withdrawal Amount would be $100,000 and the initial Annual Benefit Payment would be $5,000 ($100,000 x 5%).


Assume that $5,000 is withdrawn each year, beginning before the contract Owner attains age 59 1/2. The Remaining Guaranteed Withdrawal Amount is reduced by $5,000 each year as withdrawals are taken (the Total Guaranteed Withdrawal Amount is not reduced by these withdrawals). The Annual Benefit Payment of $5,000 is guaranteed to be received until the Remaining Guaranteed Withdrawal Amount is depleted, even if the Account Value is reduced to zero.


If the first withdrawal is taken after age 59 1/2, then the Annual Benefit Payment of $5,000 is guaranteed to be received for the Owner's lifetime, even if the Remaining Guaranteed Withdrawal Amount and the Account Value are reduced to zero. (Under the Lifetime Withdrawal Guarantee II rider, if the contract Owner makes the first withdrawal during a Contract Year in which the Owner (or older Joint Owner, or Annuitant if the Owner is a non-natural person) attains or will attain age 76, the Withdrawal Rate is 6% instead of 5% and the Annual Benefit Payment is $6,000.)


[GRAPHIC APPEARS HERE]







                                     Remaining
Annual                               Guaranteed   Guaranteed
Benefit   Cumulative    Account      Withdrawal   Withdrawal
Payment   Withdrawals   Value        Amount       Amount
$5,000    $5,000        $100,000     $100,000     $100,000
  5,000        10,000      90,250        95,000      100,000
  5,000        15,000    80,987.5        90,000      100,000
  5,000        20,000   72,188.13        85,000      100,000
  5,000        25,000   63,828.72        80,000      100,000
  5,000        30,000   55,887.28        75,000      100,000
  5,000        35,000   48,342.92        70,000      100,000
  5,000        40,000   41,175.77        65,000      100,000
  5,000        45,000   34,366.98        60,000      100,000
  5,000        50,000   27,898.63        55,000      100,000
  5,000        55,000    21,753.7        50,000      100,000
  5,000        60,000   15,916.02        45,000      100,000
  5,000        65,000   10,370.22        40,000      100,000
  5,000        70,000   5,101.706        35,000      100,000
  5,000        75,000    96.62093        30,000      100,000
  5,000        80,000           0             0      100,000
  5,000        85,000           0             0      100,000
  5,000        90,000           0             0      100,000
  5,000        95,000           0             0      100,000
  5,000       100,000           0             0      100,000



     2.   When Withdrawals Do Exceed the Annual Benefit Payment


          a.   Lifetime Withdrawal Guarantee II - Proportionate Reduction


Assume that a contract with the Lifetime Withdrawal Guarantee II rider had an initial Purchase Payment of $100,000. The initial Account Value would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, the initial

Remaining Guaranteed Withdrawal Amount would be $100,000 and the initial Annual Benefit Payment would be $5,000 ($100,000 x 5%). (If the contract Owner makes the first withdrawal during a Contract Year in which the Owner attains or will attain age 76, the Withdrawal Rate is 6% instead of 5% and the initial Annual Benefit Payment would be $6,000. For the purposes of this example, assume the contract Owner makes the first withdrawal before the Contract Year in which the Owner attains or will attain age 76 and the Withdrawal Rate is therefore 5%.)


Assume that the Remaining Guaranteed Withdrawal Amount is reduced to $95,000 due to a withdrawal of $5,000 in the first year. Assume the Account Value was further reduced to $80,000 at year two due to poor market performance. If you withdrew $10,000 at this time, your Account Value would be reduced to $80,000 - $10,000 = $70,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $5,000, there would be a proportional reduction to the Remaining Guaranteed Withdrawal Amount and the Total Guaranteed Withdrawal Amount. The proportional reduction is equal to the withdrawal ($10,000) divided by the Account Value before the withdrawal ($80,000), or 12.5%. The Remaining Guaranteed Withdrawal Amount after the withdrawal would be $83,125 ($95,000 reduced by 12.5%). This new Remaining Guaranteed Withdrawal Amount of $83,125 would now be the amount guaranteed to be available to be withdrawn over time. The Total Guaranteed Withdrawal Amount would be reduced to $87,500 ($100,000 reduced by 12.5%). The Annual Benefit Payment would be set equal to 5% x $87,500 = $4,375.


(Assume instead that you withdrew $10,000 during year two in two separate withdrawals of $4,000 and $6,000. Since the first withdrawal of $4,000 did not exceed the Annual Benefit Payment of $5,000, there would be no proportional reduction to the Remaining Guaranteed Withdrawal Amount and the Total Guaranteed Withdrawal Amount at the time of that withdrawal. The second withdrawal ($6,000), however, results in cumulative withdrawals of $10,000 during year two and causes a proportional reduction to the Remaining Guaranteed Withdrawal Amount and the Total Guaranteed Withdrawal Amount. The proportional reduction would be equal to the entire amount of the second withdrawal ($6,000) divided by the Account Value before that withdrawal.)


          b.   Lifetime Withdrawal Guarantee I - Reduction to Account Value


Assume that a contract with the Lifetime Withdrawal Guarantee I rider had an initial Purchase Payment of $100,000. The initial Account Value would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, the initial Remaining Guaranteed Withdrawal Amount would be $100,000 and the initial Annual Benefit Payment would be $5,000 ($100,000 x 5%).


Assume that the Remaining Guaranteed Withdrawal Amount is reduced to $95,000 due to a withdrawal of $5,000 in the first year. Assume the Account Value was further reduced to $75,000 at year two due to poor market performance. If you withdrew $10,000 at this time, your Account Value would be reduced to $75,000 - $10,000 = $65,000. Your Remaining Guaranteed Withdrawal Amount would be reduced to $95,000 - $10,000 = $85,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $5,000 and the resulting Remaining Guaranteed Withdrawal Amount would be greater than the resulting Account Value, there would be an additional reduction to the Remaining Guaranteed Withdrawal Amount. The Remaining Guaranteed Withdrawal Amount after the withdrawal would be set equal to the Account Value after the withdrawal ($65,000). This new Remaining Guaranteed Withdrawal Amount of $65,000 would now be the amount guaranteed to be available to be withdrawn over time. The Total Guaranteed Withdrawal Amount would also be reduced to $65,000. The Annual Benefit Payment would be set equal to 5% x $65,000 = $3,250.


B.   Lifetime Withdrawal Guarantee II - Automatic Annual Step-Ups (No
Withdrawals)


Assume that a contract with the Lifetime Withdrawal Guarantee II rider had an initial Purchase Payment of $100,000 and the contract Owner was age 67 at the time the contract was issued. Assume that no withdrawals are taken.


At the first contract anniversary, assume the Account Value has increased to $110,000 due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $100,000 to $110,000 and reset the Annual Benefit Payment to $5,500 ($110,000 x 5%).

At the second contract anniversary, assume the Account Value has increased to $120,000 due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $110,000 to $120,000 and reset the Annual Benefit Payment to $6,000 ($120,000 x 5%).


Assume that on the third through the eighth contract anniversaries the Account Value does not exceed the Total Guaranteed Withdrawal Amount due to poor market performance. No Automatic Annual Step-Up will take place on the third through the eighth contract anniversaries and the Annual Benefit Payment will remain $6,000 ($120,000 x 5%). Assume the Account Value at the ninth contract anniversary has increased to $150,000 due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $120,000 to $150,000. Because the contract Owner is now age 76 and did not take any withdrawals before the Contract Year in which he or she attained age 76, the Withdrawal Rate will also reset from 5% to 6%. The Annual Benefit Payment will be reset to $9,000 ($150,000 x 6%).


C. For Contracts Issued Before July 13, 2009 - Lifetime Withdrawal Guarantee II - Compounding Income Amount


Assume that a contract issued before July 13, 2009 with the Lifetime Withdrawal Guarantee II rider had an initial Purchase Payment of $100,000. The initial Remaining Guaranteed Withdrawal Amount would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, and the Annual Benefit Payment would be $5,000 ($100,000 x 5%). (If the contract Owner makes the first withdrawal during a Contract Year in which the Owner attains or will attain age 76, the Withdrawal Rate is 6% instead of 5% and the Annual Benefit Payment would be $6,000. For the purposes of this example, assume the contract Owner makes the first withdrawal before the Contract Year in which the Owner attains or will attain age 76 and the Withdrawal Rate is therefore 5%.)


The Total Guaranteed Withdrawal Amount will increase by 7.25% of the Total Guaranteed Withdrawal Amount on each contract anniversary until the earlier of the second withdrawal or the 10th contract anniversary. The Annual Benefit Payment will be recalculated as 5% of the new Total Guaranteed Withdrawal Amount.


If the second withdrawal is taken in the first Contract Year, then there would be no increase: the Total Guaranteed Withdrawal Amount would remain at $100,000 and the Annual Benefit Payment will remain at $5,000 ($100,000 x 5%).


If the second withdrawal is taken in the second Contract Year, then the Total Guaranteed Withdrawal Amount would increase to $107,250 ($100,000 x 107.25%), and the Annual Benefit Payment would increase to $5,362 ($107,250 x 5%).


If the second withdrawal is taken in the third Contract Year, then the Total Guaranteed Withdrawal Amount would increase to $115,025 ($107,250 x 107.25%), and the Annual Benefit Payment would increase to $5,751 ($115,025 x 5%).

If the second withdrawal is taken after the 10th Contract Year, then the Total Guaranteed Withdrawal Amount would increase to $201,360 (the initial $100,000, increased by 7.25% per year, compounded annually for 10 years), and the Annual Benefit Payment would increase to $10,068 ($201,360 x 5%).


(The Lifetime Withdrawal Guarantee I rider has a 5% Compounding Income Amount
                                                 --
and the Total Guaranteed Withdrawal Amount is increased by 5% on each contract anniversary until the earlier of the date of the first withdrawal or the tenth
                                                 -----
contract anniversary.)


[GRAPHIC APPEARS HERE]







Year         Annual
of Second    Benefit
Withdrawal   Payment
         1   $5,000
         2     5,363
         3     5,751
         4     6,168
         5     6,615
         6     7,095
         7     7,609
         8     8,161
         9     8,753
        10     9,387
        11    10,068



D. For Contracts Issued Before July 13, 2009 - Lifetime Withdrawal Guarantee II - Automatic Annual Step-Ups and 7.25% Compounding Income Amount (No Withdrawals)


Assume that a contract issued before July 13, 2009 with the Lifetime Withdrawal Guarantee II rider had an initial Purchase Payment of $100,000. Assume that no withdrawals are taken.


At the first contract anniversary, assuming that no withdrawals are taken, the Total Guaranteed Withdrawal Amount is increased to $107,250 ($100,000 increased by 7.25%, compounded annually). Assume the Account Value has increased to $110,000 at the first contract anniversary due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $107,250 to $110,000 and reset the Annual Benefit Payment to $5,500 ($110,000 x 5%).


At the second contract anniversary, assuming that no withdrawals are taken, the Total Guaranteed Withdrawal Amount is increased to $117,975 ($110,000 increased by 7.25%, compounded annually). Assume the Account Value has increased to $120,000 at the second contract anniversary due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $117,975 to $120,000 and reset the Annual Benefit Payment to $6,000 ($120,000 x 5%).


Assuming that no withdrawals are taken, each year the Total Guaranteed Withdrawal Amount would increase by 7.25%, compounded annually, from the second contract anniversary through the ninth contract anniversary, and at that point would be equal to $195,867. Assume that during these Contract Years the Account Value does not exceed the Total Guaranteed Withdrawal Amount due to poor market performance. Assume the Account Value at the ninth contract anniversary has increased to $200,000 due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $195,867 to $200,000 and reset the Annual Benefit Payment to $10,000 ($200,000 x 5%).


At the 10th contract anniversary, assuming that no withdrawals are taken, the Total Guaranteed Withdrawal Amount is increased to $214,500 ($200,000 increased by 7.25%, compounded annually). Assume the Account Value is less than $214,500. There is no Automatic Annual Step-Up since the Account Value is below the Total Guaranteed Withdrawal Amount; however, due to the 7.25% increase in the Total Guaranteed Withdrawal Amount, the Annual Benefit Payment is increased to $10,725 ($214,500 x 5%).


[GRAPHIC APPEARS HERE]





E. Enhanced Guaranteed Withdrawal Benefit and GWB I - How Withdrawals Affect the Benefit Base


  1. An initial Purchase Payment is made of $100,000. The initial Benefit
     Base would be $105,000 ($100,000 + 5% GWB Bonus Amount). Assume that the Account Value grew to $110,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $105,000 - $10,000 = $95,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the Account Value of $100,000 exceeds the Benefit Base of $95,000, no further reduction to the Benefit Base is made.


  2. An initial Purchase Payment is made of $100,000. The initial Benefit
     Base would be $105,000. Assume that the Account Value shrank to $90,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $95,000 and the Account Value would be reduced to $80,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the Account Value of $80,000 is less than the Benefit Base of $95,000, a further reduction of the $15,000 difference is made, bringing the Benefit Base to $80,000.


F. Enhanced Guaranteed Withdrawal Benefit and GWB I - How Withdrawals and Subsequent Purchase Payments Affect the Annual Benefit Payment


An initial Purchase Payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350 ($105,000 x 7%). If $7,000 withdrawals were then made for each of the next five years, the Benefit Base would be decreased to $70,000. If a subsequent Purchase Payment of $10,000 were made the next day, the Benefit Base would be increased to $70,000 + $10,000 + (5% x $10,000) = $80,500. The Annual Benefit Payment would be reset to the greater of a) $7,350 (the Annual Benefit Payment before the second Purchase Payment) and b) $5,635 (7% multiplied by the Benefit Base after the second Purchase Payment). In this case, the Annual Benefit Payment would remain at $7,350.


G. Enhanced Guaranteed Withdrawal Benefit and GWB I - How Withdrawals Affect the Annual Benefit Payment


  1. An initial Purchase Payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual

     Benefit Payment would be $7,350. If a withdrawal of $9,000 was made the next day, and negative market performance reduced the Account Value by an additional $1,000, the Account Value would be reduced to $100,000 - $9,000
     - $1,000 = $90,000. Since the withdrawal of $9,000 exceeded the Annual Benefit Payment of $7,350, the Annual Benefit Payment would be reset to the lower of a) $7,350 (the Annual Benefit Payment before the withdrawal) and b) $6,300 (7% multiplied by the Account Value after the withdrawal). In this case the Annual Benefit Payment would be reset to $6,300.


  2. An initial Purchase Payment is made of $100,000. The initial Benefit
     Base would be $105,000 and the initial Annual Benefit Payment would be $7,350. If a withdrawal of $10,000 was made two years later after the Account Value had increased to $150,000, the Account Value would be reduced to $140,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $7,350, the Annual Benefit Payment would be reset to the lower of a) $7,350 (the Annual Benefit Payment before the withdrawal) and b) $9,800 (7% multiplied by the Account Value after the withdrawal). In this case the Annual Benefit Payment would remain at $7,350.


H. Enhanced Guaranteed Withdrawal Benefit and GWB I - How Withdrawals and Subsequent Purchase Payments Affect the Guaranteed Withdrawal Amount


An initial Purchase Payment is made of $100,000 and the initial Guaranteed Withdrawal Amount and initial Benefit Base would both be $105,000. Assume that over the next five years, withdrawals reduced the Benefit Base to $70,000. If a subsequent Purchase Payment of $10,000 was made, the Benefit Base would be increased to $70,000 + $10,000 + (5% x $10,000) = $80,500. The Guaranteed
Withdrawal Amount would be reset to the greater of a) $105,000 (the Guaranteed Withdrawal Amount before the second Purchase Payment) and b) $80,500 (the Benefit Base after the second Purchase Payment). In this case, the Guaranteed Withdrawal Amount would remain at $105,000.

I. Enhanced Guaranteed Withdrawal Benefit and GWB I - Putting It All Together


     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment


An initial Purchase Payment is made of $100,000. The initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000, and the Annual Benefit Payment would be $7,350. Assume that the Benefit Base was reduced to $82,950 due to 3 years of withdrawing $7,350 each year and assume that the Account Value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $7,350 at this time, your Account Value would be reduced to $50,000 - $7,350 = $42,650. Your Benefit Base would be reduced to $82,950 - $7,350 = $75,600. Since the withdrawal of $7,350 did not exceed the Annual Benefit Payment, there would be no additional reduction to the Benefit Base. The Guaranteed Withdrawal Amount would remain at $105,000 and the Annual Benefit Payment would remain at $7,350.


[GRAPHIC APPEARS HERE]







     Annual
     Benefit   Cumulative   Account     Benefit
     Payment   Withdrawal   Value       Base
 0   $0        $0           $100,000    $105,000
 1     7,350        7,350     85,000      97,650
 2     7,350        7,350     68,000      90,300
 3     7,350        7,350     50,000      82,950
 4     7,350        7,350     42,650      75,600
 5     7,350        7,350     35,300      68,250
 6     7,350        7,350     27,950      60,900
 7     7,350        7,350     20,600      53,550
 8     7,350        7,350     13,250      46,200
 9     7,350        7,350      5,900      38,850
10     7,350        7,350          0      31,500
11     7,350        7,350          0      24,150
12     7,350        7,350          0      16,800
13     7,350        7,350          0       9,450
14     7,350        7,350          0       2,100
15     2,100        2,100          0           0
16
17
18

     2.   When Withdrawals Do Exceed the Annual Benefit Payment


An initial Purchase Payment is made of $100,000. The initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000, and the Annual Benefit Payment would be $7,350. Assume that the Benefit Base was reduced to $82,950 due to 3 years of withdrawing $7,350 each year. Assume the Account Value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $10,000 at this time, your Account Value would be reduced to $50,000 - $10,000 = $40,000. Your Benefit Base would be reduced to $82,950 - $10,000 = $72,950. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $7,350 and the resulting Benefit Base would be greater than the resulting Account Value, there would be an additional reduction to the Benefit Base. The Benefit Base after the withdrawal would be set equal to the Account Value after the withdrawal = $40,000. The Annual Benefit Payment would be set equal to the lesser of $7,350 and 7% x $40,000 = $2,800. The Guaranteed Withdrawal Amount would remain at $105,000, but this amount now no longer would be guaranteed to be received over time. The new Benefit Base of $40,000 would be now the amount guaranteed to be available to be withdrawn over time.


[GRAPHIC APPEARS HERE]







     Annual
     Benefit   Cumulative    Account     Benefit
     Payment   Withdrawals   Value       Base
 0   $0        $0            $100,000    $105,000
 1     7,350         7,350     85,000      97,650
 2     7,350         7,350     68,000      90,300
 3     7,350         7,350     50,000      82,950
 4     7,350        10,000     40,000      40,000
 5     2,800         2,800     37,200      37,200
 6     2,800         2,800     34,400      34,400
 7     2,800         2,800     31,600      31,600
 8     2,800         2,800     28,800      28,800
 9     2,800         2,800     26,000      26,000
10     2,800         2,800     23,200      23,200
11     2,800         2,800     20,400      20,400
12     2,800         2,800     17,600      17,600
13     2,800         2,800     14,800      14,800
14     2,800         2,800     12,000      12,000
15     2,800         2,800      9,200       9,200
16     2,800         2,800      6,400       6,400
17     2,800         2,800      3,600       3,600
18     2,800         2,800        800         800



J. Enhanced GWB - How the Optional Reset Works (may be elected prior to age 81)


Assume that a contract had an initial Purchase Payment of $100,000 and the fee is 0.55%. The initial Account Value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350 (assuming you began withdrawing in your first year).


The Account Value on the third contract anniversary grew due to market performance to $148,350. Assume the fee remains at 0.55%. If an Optional Reset is elected or Automatic Annual Resets are in effect, the charge would remain at 0.55%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $148,350, and the Annual Benefit Payment would become 7% x $148,350 = $10,385.


The Account Value on the sixth contract anniversary grew due to market performance to $179,859. Assume the fee has been increased to 0.60%. If an Optional Reset is elected or Automatic Annual Resets are in effect, the charge would increase to 0.60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $179,859, and the Annual Benefit Payment would become 7% x $179,859 = $12,590.

The Account Value on the ninth contract anniversary grew due to market performance to $282,582. Assume the fee is still 0.60%. If an Optional Reset is elected or Automatic Annual Resets are in effect, the charge would remain at 0.60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $282,582, and the Annual Benefit Payment would become 7% x $282,582 = $19,781.


The period of time over which the Annual Benefit Payment may be taken would be lengthened.


[GRAPHIC APPEARS HERE]







     Annual
     Benefit   Cumulative   Account
     Payment   Withdrawal   Value
 1      7350         7350    105000
 2      7350        14700    125000
 3      7350        22050    130000
 4     10385        32435    148350
 5     10385        42819    185000
 6     10385        53204    195000
 7     12590        65794    179859
 8     12590        78384    210000
 9     12590        90974    223000
10     19781       110755    282582
11     19781       130535    270000
12     19781       150316    278000
13         0            0    315000




K. Enhanced GWB - How a One-Time Optional Reset May Increase the Benefit Base While Decreasing the Guaranteed Withdrawal Amount and Annual Benefit Payment



Assume that a contract had an initial Purchase Payment of $100,000. The initial Account Value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350.


Assume that the Benefit Base is reduced to $70,000 due to 5 years of withdrawing $7,000 each year, but also assume that, due to positive market performance, the Account Value at the end of 5 years is $80,000. If a one-time Optional Reset is elected, the Benefit Base would be reset from $70,000 to $80,000, the Guaranteed Withdrawal Amount would be reduced from $105,000 to $80,000, and the Annual Benefit Payment would be reduced from $7,350 to $5,600 ($80,000 x 7%). (If you elect Automatic Annual Resets, a reset will not occur if the Account Value is lower than the Guaranteed Withdrawal Amount.)


Under these circumstances, the one-time Optional Reset increases the Benefit Base (the remaining amount of money you are guaranteed to receive) by $10,000, but also reduces the Annual Benefit Payment, thereby lengthening the period of time over which you will receive the money. This Optional Reset also reduces the Guaranteed Withdrawal Amount, against which the GWB rider charge is calculated. If the GWB rider charge fee rate does not increase in connection with the Optional Reset, the reduced Guaranteed Withdrawal Amount will result in a reduction in the amount of the annual GWB rider charge.

L. Enhanced GWB and GWB I - Annual Benefit Payment Continuing When Account Value Reaches Zero


Assume that a contract had an initial Purchase Payment of $100,000. The initial Account Value would be $100,000, the initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350 ($105,000 x 7%).


Assume that the Benefit Base was reduced to $31,500 due to 10 years of withdrawing $7,350 each year and assume that the Account Value was further reduced to $0 at year 11 due to poor market performance. We would commence making payments to you (equal, on an annual basis, to the Annual Benefit Payment) until the Benefit Base is exhausted.


In this situation (assuming monthly payments), there would be 51 payments of $612.50 and a final payment of $262.50, which, in sum, would deplete the $31,500 Benefit Base. The total amount withdrawn over the life of the contract would then be $105,000.


[GRAPHIC APPEARS HERE]







Annual
Benefit   Cumulative    Account      Benefit
Payment   Withdrawals   Value        Base
$7350     $7,350        $100,000     $105,000
   7350        14,700      73,000      97,650
   7350        22,050      52,750      90,300
   7350        29,400    37,562.5      82,950
   7350        36,750   26,171.88      75,600
   7350        44,100   17,628.91      68,250
   7350        51,450   11,221.68      60,900
   7350        58,800    6,416.26      53,550
   7350        66,150   2,812.195      46,200
   7350        73,500    109.1461      38,850
   7350        80,850           0      31,500
   7350        88,200           0      24,150
   7350        95,550           0      16,800
   7350       102,900           0       9,450
  2,100       105,000           0       2,100
      0                                     0

APPENDIX F

DEATH BENEFIT EXAMPLES

The purpose of these examples is to illustrate the operation of the Principal Protection death benefit, the Annual Step-Up death benefit, the Compounded-Plus death benefit, and the Enhanced Death Benefit I. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the investment allocation made by a contract Owner and the investment experience of the Investment Portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND CHARGES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES.



PRINCIPAL PROTECTION DEATH BENEFIT

The purpose of this example is to show how partial withdrawals reduce the Principal Protection death benefit proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.





                                                         DATE                          AMOUNT
                                            ------------------------------   -------------------------
   A    Initial Purchase Payment                      10/1/2014              $100,000
   B    Account Value                                 10/1/2015              $104,000
                                            (First Contract Anniversary)
   C    Death Benefit                              As of 10/1/2015           $104,000
                                                                             (= greater of A and B)
   D    Account Value                                 10/1/2016              $ 90,000
                                            (Second Contract Anniversary)
   E    Death Benefit                                 10/1/2016              $100,000
                                                                             (= greater of A and D)
   F    Withdrawal                                    10/2/2016              $  9,000
   G    Percentage Reduction in Account               10/2/2016                        10%
        Value                                                                (= F/D)
   H    Account Value after Withdrawal                10/2/2016              $ 81,000
                                                                             (= D-F)
   I    Purchase Payments Reduced for              As of 10/2/2016           $ 90,000
        Withdrawal                                                           (= A-(A x G))
   J    Death Benefit                                 10/2/2016              $ 90,000
                                                                             (= greater of H and I)


Notes to Example
----------------


Purchaser is age 60 at issue.



The Account Values on 10/1/2016 and 10/2/2016 are assumed to be equal prior to the withdrawal.

ANNUAL STEP-UP DEATH BENEFIT

The purpose of this example is to show how partial withdrawals reduce the Annual Step-Up death benefit proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.





                                                              DATE                          AMOUNT
                                                 ------------------------------   -------------------------
   A    Initial Purchase Payment                           10/1/2014              $100,000
   B    Account Value                                      10/1/2015              $104,000
                                                 (First Contract Anniversary)
   C    Death Benefit (Highest Anniversary              As of 10/1/2015           $104,000
        Value)                                                                    (= greater of A and B)
   D    Account Value                                      10/1/2016              $ 90,000
                                                 (Second Contract Anniversary)
   E    Death Benefit (Highest Contract Year               10/1/2016              $104,000
        Anniversary)                                                              (= greater of B and D)
   F    Withdrawal                                         10/2/2016              $  9,000
   G    Percentage Reduction in Account                    10/2/2016                        10%
        Value                                                                     (= F/D)
   H    Account Value after Withdrawal                     10/2/2016              $ 81,000
                                                                                  (= D-F)
   I    Highest Anniversary Value Reduced               As of 10/2/2016           $ 93,600
        for Withdrawal                                                            (= E-(E x G))
   J    Death Benefit                                      10/2/2016              $ 93,600
                                                                                  (= greater of H and I)


Notes to Example
----------------


Purchaser is age 60 at issue.



The Account Values on 10/1/2016 and 10/2/2016 are assumed to be equal prior to the withdrawal.

COMPOUNDED-PLUS DEATH BENEFIT

The purpose of this example is to show how partial withdrawals reduce the Compounded-Plus death benefit proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.





                                                            DATE                           AMOUNT
                                                ----------------------------   ------------------------------
    A    Initial Purchase Payment                        10/1/2014             $100,000
    B    Account Value                           10/1/2015 (First Contract     $104,000
                                                       Anniversary)
   C1    Account Value (Highest Anniversary              10/1/2015             $104,000
         Value)                                                                (= greater of A and B)
   C2    5% Annual Increase Amount                       10/1/2015             $105,000
                                                                               (= A x 1.05)
   C3    Death Benefit                                As of 10/1/2015          $105,000
                                                                               (= greater of C1 and C2)
    D    Account Value                          10/1/2016 (Second Contract     $ 90,000
                                                       Anniversary)
   E1    Highest Anniversary Value                       10/1/2016             $104,000
                                                                               (= greater of C1 and D)
   E2    5% Annual Increase Amount                    As of 10/1/2016          $110,250
                                                                               (= A x 1.05 x 1.05)
   E3    Death Benefit                                   10/1/2016             $110,250
                                                                               (= greater of E1 and E2)
    F    Withdrawal                                      10/2/2016             $  9,000
    G    Percentage Reduction in Account                 10/2/2016                          10%
         Value                                                                 (= F/D)
    H    Account Value after Withdrawal                  10/2/2016             $ 81,000
                                                                               (= D-F)
   I1    Highest Anniversary Value Reduced            As of 10/2/2016          $ 93,600
         for Withdrawal                                                        (= E1-(E1 x G))
   I2    5% Annual Increase Amount Reduced            As of 10/2/2016          $ 99,238
         for Withdrawal                                                          (= E2-(E2 x G). Note: E2
                                                                                    includes additional
                                                                                  day of interest at 5%)
   I3    Death Benefit                                   10/2/2016             $ 99,238
                                                                               (= greatest of H, I1 and I2)


Notes to Example
----------------


Purchaser is age 60 at issue.



The Account Values on 10/1/2016 and 10/2/2016 are assumed to be equal prior to the withdrawal.

ENHANCED DEATH BENEFIT I

The purpose of these examples is to illustrate the operation of the Death Benefit Base under the Enhanced Death Benefit I rider.


(1) WITHDRAWAL ADJUSTMENTS TO ANNUAL INCREASE AMOUNT


   Dollar-for-dollar adjustment when withdrawal is less than or equal to 5% of
   ---------------------------------------------------------------------------
   the Annual Increase Amount from the prior contract anniversary
   --------------------------------------------------------------


   Assume the initial Purchase Payment is $100,000 and the Enhanced Death Benefit I is selected. Assume that during the first Contract Year, $5,000 is withdrawn. Because the withdrawal is less than or equal to 5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the withdrawal on a dollar-for-dollar basis to $100,000 ($100,000 increased by 5% per year, compounded annually, less $5,000 = $100,000). Assuming no other Purchase Payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $105,000 ($100,000 increased by 5% per year, compounded annually).


   Proportionate adjustment when withdrawal is greater than 5% of the Annual
   -------------------------------------------------------------------------
   Increase Amount from the prior contract anniversary
   ---------------------------------------------------


   Assume the initial Purchase Payment is $100,000 and the Enhanced Death Benefit I is selected. Assume the Account Value at the first contract anniversary is $100,000. The Annual Increase Amount at the first contract anniversary will be $105,000 ($100,000 increased by 5% per year, compounded annually). Assume that on the first contract anniversary, $10,000 is withdrawn (leaving an account balance of $90,000). Because the withdrawal is greater than 5% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($105,000) multiplied by the percentage reduction in the Account Value attributed to that withdrawal (10%). Therefore, the new Annual Increase Amount is $94,500 ($105,000 x 10% = $10,500; $105,000 - $10,500 = $94,500). Assuming no other
   Purchase Payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $99,225 ($94,500 increased by 5% per year, compounded annually).


   (For contracts issued with the Enhanced Death Benefit I rider based on applications and necessary information received in good order at our Annuity Service Center on or before May 1, 2009, the annual increase rate is 6% per year.)


(2) THE ANNUAL INCREASE AMOUNT


   Example
   -------


   Assume the contract Owner is a male, age 55 at issue, and he elects the Enhanced Death Benefit I rider. He makes an initial Purchase Payment of $100,000, and makes no additional Purchase Payments or partial withdrawals. On the contract issue date, the Annual Increase Amount is equal to $100,000 (the initial Purchase Payment). The Annual Increase Amount is calculated at each contract anniversary (through the contract anniversary on or following the contract Owner's 90th birthday). At the tenth contract anniversary, when the contract Owner is age 65, the Annual Increase Amount is $162,889 ($100,000 increased by 5% per year, compounded annually). See section (3) below for an example of the calculation of the Highest Anniversary Value.


   Determining a death benefit based on the Annual Increase Amount
   ---------------------------------------------------------------


   Assume that you make an initial Purchase Payment of $100,000. Prior to annuitization, your Account Value fluctuates above and below your initial Purchase Payment depending on the investment performance of the subaccounts you selected. The Annual Increase Amount, however, accumulates an amount equal to your Purchase Payments at the Annual Increase Rate of 5% per year, until the contract anniversary on or following the contract Owner's 90th birthday. The Annual Increase Amount is also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The Annual Increase Amount is the value upon which a future death benefit amount can be based (if it is greater than the Highest Anniversary Value and Account Value on the date the death benefit amount is determined).

(3) THE HIGHEST ANNIVERSARY VALUE (HAV)


   Example
   -------


  Assume, as in the example in section (2) above, the contract Owner is a male, age 55 at issue, and he elects the Enhanced Death Benefit I rider. He makes an initial Purchase Payment of $100,000, and makes no additional Purchase Payments or partial withdrawals. On the contract issue date, the Highest Anniversary Value is equal to $100,000 (the initial Purchase Payment). Assume the Account Value on the first contract anniversary is $108,000 due to good market performance. Because the Account Value is greater than the Highest Anniversary Value ($100,000), the Highest Anniversary Value is set equal to the Account Value ($108,000). Assume the Account Value on the second contract anniversary is $102,000 due to poor market performance. Because the Account Value is less than the Highest Anniversary Value ($108,000), the Highest Anniversary Value remains $108,000.


   Assume this process is repeated on each contract anniversary until the tenth contract anniversary, when the Account Value is $155,000 and the Highest Anniversary Value is $150,000. The Highest Anniversary Value is set equal to the Account Value ($155,000).


   Determining a death benefit based on the Highest Anniversary Value
   ------------------------------------------------------------------


   Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the Account Value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract Owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value is the value upon which a future death benefit amount can be based (if it is greater than the Annual Increase Amount and Account Value on the date the death benefit amount is determined).


(4) PUTTING IT ALL TOGETHER


   Example
   -------


   Continuing the examples in sections (2) and (3) above, assume the contract Owner dies after the tenth contract anniversary but prior to the eleventh contract anniversary, and on the date the death benefit amount is determined, the Account Value is $150,000 due to poor market performance. Because the Annual Increase Amount ($162,889) is greater than the Highest Anniversary Value ($155,000), the Annual Increase Amount ($162,889) is used as the Death Benefit Base. Because the Death Benefit Base ($162,889) is greater than the Account Value ($150,000), the Death Benefit Base will be the death benefit amount.


   The above example does not take into account the impact of premium and other taxes. THE DEATH BENEFIT BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE DEATH BENEFIT AMOUNT AND THE CHARGE FOR THE BENEFIT.


(5) THE OPTIONAL STEP-UP


Assume your initial Purchase Payment is $100,000 and no withdrawals are taken. The Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your Account Value at the first contract anniversary is $110,000 due to good market performance, and you elect an Optional Step-Up.


The effect of the Optional Step-Up election is:


 (1) The Annual Increase Amount resets from $105,000 to $110,000; and


 (2) The Enhanced Death Benefit I rider charge may be reset to the fee we would charge new contract Owners for the Enhanced Death Benefit I at that time.

The Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your Account Value at the second contract anniversary is $112,000 due to poor market performance. You may NOT elect an Optional Step-Up at this time, because the Account Value is less than the Annual Increase Amount


(6) THE OPTIONAL STEP-UP: AUTOMATIC ANNUAL STEP-UP


Assume your initial Purchase Payment is $100,000 and no withdrawals are taken. The Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your Account Value at the first contract anniversary is $110,000 due to good market performance, and you elected Optional Step-Ups to occur under the Automatic Annual Step-Up feature prior to the first contract anniversary. Because your Account Value is higher than your Annual Increase Amount, an Optional Step-Up will automatically occur.


The effect of the Optional Step-Up is:


 (1) The Annual Increase Amount automatically resets from $105,000 to $110,000; and


 (2) The Enhanced Death Benefit I rider charge may be reset to the fee we would charge new contract Owners for the Enhanced Death Benefit I at that time.


The Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your Account Value at the second contract anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your Account Value is higher than your Annual Increase Amount, an Optional Step-Up will automatically occur.


The effect of the Optional Step-Up is:


 (1) The Annual Increase Amount automatically resets from $115,500 to $120,000; and


 (2) The Enhanced Death Benefit I rider charge may be reset to the fee we would charge new contract Owners for the Enhanced Death Benefit I at that time.


Assume your Account Value increases by $10,000 at each contract anniversary in years three through seven. At each contract anniversary, your Account Value would exceed the Annual Increase Amount and an Optional Step-Up would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).


The effect of the Optional Step-Up is:


 (1) The Annual Increase Amount automatically resets to the higher Account Value; and


 (2) The Enhanced Death Benefit I rider charge may be reset to the fee we would charge new contract Owners for the Enhanced Death Benefit I at that time.


After the seventh contract anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up. The Annual Increase Amount increases to $178,500 on the eighth anniversary ($170,000 increased by 5% per year, compounded annually). Assume your Account Value at the eighth contract anniversary is $160,000 due to poor market performance. An Optional Step-Up is NOT permitted because your Account Value is lower than your Annual Increase Amount. However, because the Optional Step-Up has locked-in previous gains, the Annual Increase Amount remains at $178,500 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 5% annually (subject to adjustments for additional Purchase Payments and/or withdrawals) through the contract anniversary on or after your 90th birthday. Also, note the Enhanced Death Benefit I rider charge remains at its current level.

                      STATEMENT OF ADDITIONAL INFORMATION


                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                   ISSUED BY


                    METLIFE INVESTORS USA SEPARATE ACCOUNT A


                                      AND


                         METLIFE INSURANCE COMPANY USA


                                   SERIES XC

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED APRIL 28, 2014, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT THAT IS DESCRIBED HEREIN.


THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS WRITE US AT: P.O. BOX 10366, DES MOINES, IOWA 50306-0366, OR CALL (800) 343-8496.


THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED NOVEMBER 17, 2014.


SAI-1114USAXC
                                       1

TABLE OF CONTENTS                          PAGE


COMPANY.................................     3
INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM....................................     3
CUSTODIAN...............................     3
DISTRIBUTION............................     3
CALCULATION OF PERFORMANCE INFORMATION..     5
     Total Return.......................     5
     Historical Unit Values.............     6
     Reporting Agencies.................     6
ANNUITY PROVISIONS......................     6
     Variable Annuity...................     6
     Fixed Annuity......................     8
     Mortality and Expense Guarantee....     8
     Legal or Regulatory Restrictions
     on Transactions....................     8
ADDITIONAL FEDERAL TAX CONSIDERATIONS...     8
CONDENSED FINANCIAL INFORMATION.........    11
FINANCIAL STATEMENTS....................   108

COMPANY

Effective following the close of business on November 14, 2014, MetLife Investors USA Insurance Company, a wholly-owned subsidiary of MetLife Insurance Company of Connecticut, MetLife Investors Insurance Company and Exeter Reassurance Company, Ltd. were merged into MetLife Insurance Company of Connecticut, and MetLife Insurance Company of Connecticut was then renamed MetLife Insurance Company USA ("MetLife USA"). Simultaneously, MetLife USA changed its domicile from Connecticut to the state of Delaware. As a result of the merger, MetLife USA assumed legal ownership of all of the assets of these companies, including MetLife Investors USA Separate Account A and the assets held in the separate account. MetLife USA is now responsible for administering the contracts and paying any benefits due under the contracts.


MetLife USA is a stock life insurance company originally chartered in Connecticut in 1863 and currently subject to the laws of the State of Delaware. MetLife USA is licensed to conduct business in all states of the United States, except New York, and in the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. MetLife USA is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers. MetLife USA's principal executive offices are located at 11225 North Community House Road, Charlotte, NC 28277.




INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and financial highlights comprising each of the Sub-Accounts of MetLife Investors USA Separate Account A, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


The consolidated financial statements and related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


The financial statements of MetLife Investors Insurance Company ("MLI"), included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an other matter paragraph related to MLI being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


The financial statements of Exeter Reassurance Company, Ltd. ("Exeter"), included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis of matter paragraph related to restatements of the statements of cash flows, and an other matters paragraph related to a change in Exeter's presentation of insurance liabilities and to Exeter being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


The principal business address of Deloitte & Touche LLP is 30 Rockefeller Plaza, New York, New York 10112-0015.




CUSTODIAN

MetLife Insurance Company USA, 11225 North Community House Road, Charlotte, NC 28277, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.




DISTRIBUTION

Information about the distribution of the contracts is contained in the prospectus. (See "Other Information.") Additional information is provided below.

The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.


MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 1095 Avenue of the Americas, New York, NY 10036. In December 2004, MetLife Investors Distribution Company, which was then a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.


Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:




                                           Aggregate Amount of
                                           Commissions Retained
                  Aggregate Amount of      by Distributor After
                  Commissions Paid to      Payments to Selling
Fiscal year           Distributor                 Firms
-------------    ---------------------    ---------------------
2013             $  456,083,088           $0
2012             $  689,121,186           $0
2011             $1,101,222,893           $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the contracts.


As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2013 ranged from $370 to $19,654,296.* The amount of commissions paid to selected selling firms during 2013 ranged from $0 to $58,087,068. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected selling firms during 2013 ranged from $1,696 to $77,741,364.*


* For purposes of calculating this range, the additional compensation (non-commission) amounts received by a selling firm includes additional compensation received by the firm for the sale of insurance products issued by our affiliates First MetLife Investors Insurance Company, MetLife Investors Insurance Company, and MetLife Investors USA Insurance Company. (On November, 14, 2014, following the close of business MetLife Investors Insurance Company and MetLife Investors USA Insurance Company merged into MetLife USA.)


The following list sets forth the names of selling firms that received additional compensation in 2013 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the contracts offered by the prospectus). The selling firms are listed in alphabetical order.


Ameriprise Financial Services, Inc.
BBVA Compass Investment Solutions, Inc.
Capital Investments Group, Inc.
CCO Investment Services Corp.
Centaurus Financial, Inc.
Cetera Advisor Networks LLC
Cetera Financial Specialists LLC
CFD Investment, Inc.
Citigroup Global Markets, Inc.
Commonwealth Financial Network
CUSO Financial Services, L.P.
Edward D. Jones & Co., L.P.
Essex National Securities, Inc.
Financial Network Investment Corporation
First Allied Securities, Inc.
First Tennessee Brokerage, Inc.
Founders Financial Securities, LLC
FSC Securities Corporation
H. D. Vest Investment Services, Inc.
ING Financial Partners, Inc.
Investacorp, Inc.
Investment Centers of America, Inc.
Investment Professionals, Inc.
J.J.B. Hilliard, W.L. Lyons, LLC

Janney Montgomery Scott, LLC
Key Investment Services LLC
Lincoln Financial Advisors Corporation
Lincoln Financial Securities Corporation
Lincoln Investment Planning, Inc.
LPL Financial LLC
M&T Securities, Inc.
Merrill Lynch, Inc.
Morgan Stanley Smith Barney, LLC
Multi Financial Securities Corporation
National Planning Corporation
NEXT Financial Group
NFP Securities, Inc.
PFS Investments Inc.
Pioneer Funds Distributor, Inc.
PNC Investments LLC
PrimeVest Financial Services, Inc.
ProEquities, Inc.
Raymond James & Associates, Inc.
Raymond James Financial Services, Inc.
RBC Wealth Management
Royal Alliance Associates, Inc.
SII Investments, Inc.
Sammons Securities Company, LLC
Santander Securities, LLC.
Securities America, Inc.
Sigma Financial Corporation
Signator Investors, Inc.
Stifel, Nicolaus & Company, Incorporated
Transamerica Financial Advisors, Inc.
Triad Advisors, Inc.
UBS Financial Services, Inc.
U.S. Bancorp Investments, Inc.
United Planners' Financial Services of America
ValMark Securities, Inc.
Wall Street Financial Group, Inc.
Wells Fargo Advisors Financial Network, LLC
Wells Fargo Advisors, LLC
Woodbury Financial Services, Inc.


There are other broker dealers who receive compensation for servicing our contracts, and the Account Value of the contracts or the amount of added Purchase Payments received may be included in determining their additional compensation, if any.


CALCULATION OF PERFORMANCE INFORMATION


TOTAL RETURN


From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an Investment Portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.


Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the Separate Account product charges (including certain death benefit rider charges), the expenses for the underlying Investment Portfolio being advertised, and any applicable account fee, withdrawal charges, Enhanced Death Benefit rider charge, and/or GMIB, GWB or GMAB rider charge. For purposes of calculating performance information, the Enhanced Death Benefit rider charge and the GWB rider charge may be reflected as a percentage of Account Value or other theoretical benefit base. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 Purchase Payment, and deducting any applicable account fee and any applicable sales charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 Purchase Payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:


  P (1 + T)n = ERV


Where:


  P = a hypothetical initial payment of $1,000


  T = average annual total return
  n = number of years


  ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.


The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of a withdrawal charge, or applicable Enhanced Death Benefit, GMIB, GWB, or GMAB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


Owners should note that the investment results of each Investment Portfolio will fluctuate over time, and any presentation of the Investment Portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.



HISTORICAL UNIT VALUES


The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.


In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the Investment Portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.



REPORTING AGENCIES


The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.


The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of thousands of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.


The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.


Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.




ANNUITY PROVISIONS


VARIABLE ANNUITY


A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected.


The Adjusted Contract Value (the Account Value, less any applicable premium taxes, account fee, and any prorated rider charge) will be applied to the applicable Annuity Table to determine the first Annuity Payment. The Adjusted Contract Value is determined on the annuity calculation date, which is a Business Day no more than five (5) Business Days before the Annuity Date. The dollar amount of the first variable Annuity Payment is determined as follows: The first variable Annuity Payment will be based upon the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate variable Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and Annuity Option elected. If, as of the annuity calculation date, the then current variable Annuity Option rates applicable to this class of contracts provide a first Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made.


The dollar amount of variable Annuity Payments after the first payment is determined as follows:


1. the dollar amount of the first variable Annuity Payment is divided by the value of an Annuity Unit for each applicable Investment Portfolio as of the annuity calculation date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units for each applicable Investment Portfolio remains fixed during the annuity period, unless you transfer values from the Investment Portfolio to another Investment Portfolio;

2. the fixed number of Annuity Units per payment in each Investment Portfolio is multiplied by the Annuity Unit value for that Investment Portfolio for the Business Day for which the Annuity Payment is being calculated. This result is the dollar amount of the payment for each applicable Investment Portfolio, less any account fee. The account fee will be deducted pro rata out of each Annuity Payment.

The total dollar amount of each variable Annuity Payment is the sum of all Investment Portfolio variable Annuity Payments.


ANNUITY UNIT - The initial Annuity Unit value for each Investment Portfolio of the Separate Account was set by us.


The subsequent Annuity Unit value for each Investment Portfolio is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor for the Investment Portfolio for the current Business Day and multiplying the result by a factor for each day since the last Business Day which represents the daily equivalent of the AIR you elected.


(1) the dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity Payment period.


(2) the fixed number of Annuity Units is multiplied by the Annuity Unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.


NET INVESTMENT FACTOR - The net investment factor for each Investment Portfolio is determined by dividing A by B and multiplying by (1-C) where:


A is (i) the net asset value per share of the portfolio at the end of the current Business Day; plus

     (ii) any dividend or capital gains per share declared on behalf of such portfolio that has an ex-dividend date as of the current Business Day.

B is the net asset value per share of the portfolio for the immediately preceding Business Day.

C is (i) the Separate Account product charges and for each day since the last Business Day. The daily charge is equal to the annual Separate Account product charges divided by 365; plus

     (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:


o You may not make a transfer from the fixed Annuity Option to the variable Annuity Option;

o Transfers among the subaccounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units of the subaccount to which the transfer is made, so that the next Annuity Payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units; and

o You may make a transfer from the variable Annuity Option to the fixed Annuity Option. The amount transferred from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of Annuity Units representing your interest in the subaccount per Annuity Payment; (b) is the Annuity Unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the Annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the Annuity Date for the Annuity Option elected. Amounts transferred to the fixed Annuity Option will be applied under the Annuity Option elected at the attained age of the Annuitant at the time of the transfer using the fixed Annuity Option table. If at the time of transfer, the then current fixed Annuity Option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and Annuity Unit values will be determined as of the end of the Business Day on which the Company receives a notice.


FIXED ANNUITY


A fixed annuity is a series of payments made during the Annuity Phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Adjusted Contract Value on the day immediately preceding the Annuity Date will be used to determine the fixed annuity monthly payment. The monthly Annuity Payment will be based upon the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current Annuity Option rates applicable to this class of contracts provide an Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made.



MORTALITY AND EXPENSE GUARANTEE


The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.



LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS


If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making Annuity Payments until instructions are received from the appropriate regulator.




ADDITIONAL FEDERAL TAX CONSIDERATIONS


NON-QUALIFIED CONTRACTS


DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. Failure to meet these standards would result in immediate taxation to contract Owners of gains under their contracts. Inadvertent failure to meet these standards may be correctable.


CHANGES TO TAX RULES AND INTERPRETATIONS


Changes to applicable tax rules and interpretations can adversely affect the tax treatment of your contract. These changes may take effect retroactively.


We reserve the right to amend your contract where necessary to maintain its status as a variable annuity contract under federal tax law and to protect you and other contract Owners in the Investment Portfolios from adverse tax consequences.


3.8% INVESTMENT TAX


The 3.8% investment tax applies to investment income earned in households making at least $250,000 ($200,000 single) and will result in the following top tax rates on investment income:



   Capital Gains       Dividends        Other
------------------    -----------    ----------
        23.8%         43.4%          43.4%

The table above also incorporates the scheduled increase in the capital gains rate from 15% to 20%, and the scheduled increase in the dividends rate from 15% to 39.6%.

QUALIFIED CONTRACTS


Annuity contracts purchased through tax qualified plans are subject to limitations imposed by the Code and regulations as a condition of tax qualification. There are various types of tax qualified plans which have certain beneficial tax consequences for contract Owners and plan participants.


TYPES OF QUALIFIED PLANS


The following list includes individual account-type plans which may hold an annuity contract as described in the Prospectus. Except for Traditional IRAs, they are established by an employer for participation of its employees.


IRA

Established by an individual, or employer as part of an employer plan.

SIMPLE

Established by a for-profit employer with fewer than 100 employees, based on IRA accounts for each participant.

SEP

Established by a for-profit employer, based on IRA accounts for each participant. Employer only contributions.

401(K), 401(A)

Established by for-profit employers, Section 501(c)(3) tax exempt and non-tax exempt entities, Indian Tribes.

403(B) TAX SHELTERED ANNUITY ("TSA")

Established by Section 501(c)(3) tax exempt entities, public schools (K-12), public colleges, universities, churches, synagogues and mosques.

457(B) GOVERNMENTAL SPONSOR

Established by state and local governments, public schools (K-12), public colleges and universities.

457(B) NON-GOVERNMENTAL SPONSOR

Established by a tax-exempt entity. Under a non-governmental plan, which must be a tax-exempt entity under Section 501(c) of the Code, all such investments of the plan are owned by and are subject to the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

ADDITIONAL INFORMATION REGARDING 457(B) PLANS

A 457(b) plan may provide a one-time election to make special one-time "catch-up" contributions in one or more of the participant's last three taxable years ending before the participant's normal retirement age under the plan. Participants in governmental 457(b) plans may not use both the age 50 or older catch-up and the special one-time catch-up contribution in the same taxable year. In general, contribution limits with respect to elective deferral and to age 50 plus catch-up contributions are not aggregated with contributions under the other types of qualified plans for the purposes of determining the limitations applicable to participants.

403(A)

If your benefit under the 403(b) plan is worth more than $5,000, the Code requires that your annuity protect your spouse if you die before you receive any payments under the annuity or if you die while payments are being made. You may waive these requirements with the written consent of your spouse. In general, designating a Beneficiary other than your spouse is considered a waiver and requires your spouse's written consent. Waiving these requirements may cause your monthly benefit to increase during your lifetime. Special rules apply to the withdrawal of excess contributions.

ROTH ACCOUNT

Individual or employee plan contributions made to certain plans on an after-tax basis. An IRA may be established as a Roth IRA, and 401(k), 403(b) and 457(b) plans may provide for Roth accounts.

ERISA


If your plan is subject to ERISA and you are married, the income payments, withdrawal provisions, and methods of payment of the death benefit under your contract may be subject to your spouse's rights as described below.


Generally, the spouse must give qualified consent whenever you elect to:


(a) choose income payments other than on a qualified joint and survivor annuity basis ("QJSA") (one under which we make payments to you during your lifetime and then make payments reduced by no more than 50% to your spouse for his or her remaining life, if any): or choose to waive the qualified pre-retirement survivor annuity benefit ("QPSA") (the benefit payable to the surviving spouse of a participant who dies with a vested interest in an accrued retirement benefit under the plan before payment of the benefit has begun);

(b) make certain withdrawals under plans for which a qualified consent is required;

(c)        name someone other than the spouse as your Beneficiary; or

(d)        use your accrued benefit as security for a loan exceeding $5,000.

Generally, there is no limit to the number of your elections as long as a qualified consent is given each time. The consent to waive the QJSA must meet certain requirements, including that it be in writing, that it acknowledges the identity of the designated Beneficiary and the form of benefit selected, dated, signed by your spouse, witnessed by a notary public or plan representative, and that it be in a form satisfactory to us. The waiver of the QJSA generally must be executed during the 180 day period (90 days for certain loans) ending on the date on which income payments are to commence, or the withdrawal or the loan is to be made, as the case may be. If you die before benefits commence, your surviving spouse will be your Beneficiary unless he or she has given a qualified consent otherwise.


The qualified consent to waive the QPSA benefit and the Beneficiary designation must be made in writing that acknowledges the designated Beneficiary, dated, signed by your spouse, witnessed by a notary public or plan representative and in a form satisfactory to us. Generally, there is no limit to the number of Beneficiary designations as long as a qualified consent accompanies each designation. The waiver of and the qualified consent for the QPSA benefit generally may not be given until the plan year in which you attain age 35. The waiver period for the QPSA ends on the date of your death.


If the present value of your benefit is worth $5,000 or less, your plan generally may provide for distribution of your entire interest in a lump sum without spousal consent.


COMPARISON OF PLAN LIMITS FOR INDIVIDUAL CONTRIBUTIONS


(1)   IRA: elective contribution: $5,500; catch-up contribution: $1,000

(2)   SIMPLE: elective contribution: $12,000; catch-up contribution: $2,500

(3)   401(K): elective contribution: $17,500; catch-up contribution: $5,500

(4)   SEP/401(A): (employer contributions only)

(5)   403(B) (TSA): elective contribution: $17,500; catch-up contribution:
      $5,500

(6)   457(B): elective contribution: $17,500; catch-up contribution: $5,500

Dollar limits are for 2014 and subject to cost-of-living adjustments in future years. Employer-sponsored individual account plans (other than 457(b) plans) may provide for additional employer contributions not to exceed the greater of $52,000 or 25% of an employee's compensation for 2014.


FEDERAL ESTATE TAXES


While no attempt is being made to discuss the federal estate tax implications of the contract, you should bear in mind that the value of an annuity contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.


GENERATION-SKIPPING TRANSFER TAX


Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract Owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.


ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS


The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state and foreign taxation with respect to an annuity contract purchase.

CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2013. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. The charts present accumulation unit values based upon which riders you select. The charts are in addition to the charts in the prospectus.



                      1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                      NUMBER OF
                                   ACCUMULATION     ACCUMULATION     ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT        UNITS
                                   BEGINNING OF        END OF       OUTSTANDING AT
                                      PERIOD           PERIOD       END OF PERIOD
                                 ---------------  ---------------  ---------------
MET INVESTORS SERIES TRUST
ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.193556        10.523925       36,480.5695
  01/01/2013    to  12/31/2013       10.523925        11.505530       59,611.7985
============   ==== ==========       =========        =========      ============
AMERICAN FUNDS (Reg. TM) BALANCED ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.008191         6.999592      431,506.2211
  01/01/2009    to  12/31/2009        6.999592         8.904173      714,236.2700
  01/01/2010    to  12/31/2010        8.904173         9.823637      693,666.5279
  01/01/2011    to  12/31/2011        9.823637         9.457635      744,192.1050
  01/01/2012    to  12/31/2012        9.457635        10.560561      645,345.0080
  01/01/2013    to  12/31/2013       10.560561        12.312852      704,175.8959
============   ==== ==========       =========        =========      ============
AMERICAN FUNDS (Reg. TM) GROWTH ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.998192         6.348852      404,568.4165
  01/01/2009    to  12/31/2009        6.348852         8.370726      644,719.1700
  01/01/2010    to  12/31/2010        8.370726         9.343994      806,329.5784
  01/01/2011    to  12/31/2011        9.343994         8.756372      741,697.2337
  01/01/2012    to  12/31/2012        8.756372        10.003997      666,739.0191
  01/01/2013    to  12/31/2013       10.003997        12.311051      718,445.5364
============   ==== ==========       =========        =========      ============
AMERICAN FUNDS (Reg. TM) GROWTH SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.988192         5.749746      131,487.1394
  01/01/2009    to  12/31/2009        5.749746         7.855089      213,233.2800
  01/01/2010    to  12/31/2010        7.855089         9.142614      337,420.8089
  01/01/2011    to  12/31/2011        9.142614         8.579473      331,197.0925
  01/01/2012    to  12/31/2012        8.579473         9.907680      285,607.4500
  01/01/2013    to  12/31/2013        9.907680        12.648353      351,593.2617
============   ==== ==========       =========        =========      ============

                       1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
AMERICAN FUNDS (Reg. TM) MODERATE ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.018191         7.672156        134,313.3327
  01/01/2009    to  12/31/2009        7.672156         9.312251        216,427.8200
  01/01/2010    to  12/31/2010        9.312251        10.067374        328,688.8128
  01/01/2011    to  12/31/2011       10.067374         9.921913        347,660.6985
  01/01/2012    to  12/31/2012        9.921913        10.816479        276,832.6916
  01/01/2013    to  12/31/2013       10.816479        12.078006        237,897.0719
============   ==== ==========       =========        =========        ============
AQR GLOBAL RISK BALANCED SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       11.124600        11.511758        148,044.3975
  01/01/2013    to  12/31/2013       11.511758        10.939356        172,057.5188
============   ==== ==========       =========        =========        ============
BLACKROCK GLOBAL TACTICAL STRATEGIES SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.949122        10.254082         86,132.7598
  01/01/2013    to  12/31/2013       10.254082        11.126036        156,845.4123
============   ==== ==========       =========        =========        ============
BLACKROCK HIGH YIELD SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       16.329982        12.195423         26,485.3422
  01/01/2009    to  12/31/2009       12.195423        17.591890        357,946.8600
  01/01/2010    to  12/31/2010       17.591890        20.033380        412,239.4717
  01/01/2011    to  12/31/2011       20.033380        20.168240        415,202.8397
  01/01/2012    to  12/31/2012       20.168240        23.118155        456,815.8134
  01/01/2013    to  12/31/2013       23.118155        24.862243        207,043.2670
============   ==== ==========       =========        =========        ============
CLARION GLOBAL REAL ESTATE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004        9.998644        12.812153        568,357.1101
  01/01/2005    to  12/31/2005       12.812153        14.277527        395,543.4809
  01/01/2006    to  12/31/2006       14.277527        19.322711        453,956.1167
  01/01/2007    to  12/31/2007       19.322711        16.152793        376,486.1366
  01/01/2008    to  12/31/2008       16.152793         9.266596        352,080.9877
  01/01/2009    to  12/31/2009        9.266596        12.280998        338,404.7600
  01/01/2010    to  12/31/2010       12.280998        14.025858        326,046.4193
  01/01/2011    to  12/31/2011       14.025858        13.026028        286,553.8295
  01/01/2012    to  12/31/2012       13.026028        16.141583        260,417.7246
  01/01/2013    to  12/31/2013       16.141583        16.440377        230,647.6558
============   ==== ==========       =========        =========        ============

                        1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        6.666256         7.110320        2,240,054.2473
  01/01/2005    to  12/31/2005        7.110320         7.943847        1,493,694.9694
  01/01/2006    to  12/31/2006        7.943847         7.678353        1,319,287.8541
  01/01/2007    to  12/31/2007        7.678353         7.723216        1,192,379.9742
  01/01/2008    to  12/31/2008        7.723216         4.629841        1,061,804.9687
  01/01/2009    to  12/31/2009        4.629841         6.055174          962,745.0000
  01/01/2010    to  12/31/2010        6.055174         7.372926          877,972.3474
  01/01/2011    to  12/31/2011        7.372926         7.488041          903,657.1993
  01/01/2012    to  12/31/2012        7.488041         8.727953          878,028.8676
  01/01/2013    to  12/31/2013        8.727953        12.500172          800,400.7298
============   ==== ==========      ==========       ==========        ==============
CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B) AND BEFORE
THAT LEGG
 MASON VALUE EQUITY SUB-ACCOUNT (CLASS B))
  11/07/2005    to  12/31/2005       10.246771        10.621157            1,461.1723
  01/01/2006    to  12/31/2006       10.621157        11.135542           97,913.2279
  01/01/2007    to  12/31/2007       11.135542        10.305387          117,018.1167
  01/01/2008    to  12/31/2008       10.305387         4.600138          137,477.5039
  01/01/2009    to  12/31/2009        4.600138         6.242944          112,538.2900
  01/01/2010    to  12/31/2010        6.242944         6.591246          113,475.0820
  01/01/2011    to  04/29/2011        6.591246         7.002829                0.0000
============   ==== ==========      ==========       ==========        ==============
CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO II SUB-ACCOUNT (CLASS B)
 (FORMERLY JANUS FORTY SUB-ACCOUNT (CLASS B))
  05/03/2010    to  12/31/2010      140.928841       144.689994              956.5056
  01/01/2011    to  12/31/2011      144.689994       131.588146            1,286.2280
  01/01/2012    to  12/31/2012      131.588146       158.564774            2,270.2712
  01/01/2013    to  12/31/2013      158.564774       200.867763            3,134.8062
============   ==== ==========      ==========       ==========        ==============
GOLDMAN SACHS MID CAP VALUE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004        9.998644        11.951741          477,074.9357
  01/01/2005    to  12/31/2005       11.951741        13.230588          433,735.8007
  01/01/2006    to  12/31/2006       13.230588        15.056884          509,180.0631
  01/01/2007    to  12/31/2007       15.056884        15.267724          480,483.4273
  01/01/2008    to  12/31/2008       15.267724         9.599510          388,848.5256
  01/01/2009    to  12/31/2009        9.599510        12.492580          354,270.1600
  01/01/2010    to  12/31/2010       12.492580        15.266007          324,962.0350
  01/01/2011    to  12/31/2011       15.266007        14.071615          307,790.0938
  01/01/2012    to  12/31/2012       14.071615        16.347741          275,971.8020
  01/01/2013    to  12/31/2013       16.347741        21.330590          251,282.1436
============   ==== ==========      ==========       ==========        ==============

                        1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.690181        13.858377        1,893,872.6921
  01/01/2005    to  12/31/2005       13.858377        15.573010        1,460,926.9241
  01/01/2006    to  12/31/2006       15.573010        19.738183        1,444,291.5282
  01/01/2007    to  12/31/2007       19.738183        19.196255        1,309,437.7594
  01/01/2008    to  12/31/2008       19.196255        11.161587        1,097,183.3617
  01/01/2009    to  12/31/2009       11.161587        17.024193        1,019,238.8700
  01/01/2010    to  12/31/2010       17.024193        19.495409          944,797.9020
  01/01/2011    to  12/31/2011       19.495409        16.443106          865,308.3287
  01/01/2012    to  12/31/2012       16.443106        20.903672          764,599.8394
  01/01/2013    to  12/31/2013       20.903672        26.830898          712,651.1594
============   ==== ==========       =========        =========        ==============
INVESCO BALANCED-RISK ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.010672         1.046190          940,102.9283
  01/01/2013    to  12/31/2013        1.046190         1.048221        1,241,039.9702
============   ==== ==========       =========        =========        ==============
INVESCO COMSTOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B))
  05/01/2005    to  12/31/2005        9.998644        10.458340           72,647.9975
  01/01/2006    to  12/31/2006       10.458340        11.939126          135,900.9890
  01/01/2007    to  12/31/2007       11.939126        11.450048          189,434.8309
  01/01/2008    to  12/31/2008       11.450048         7.217589          156,230.0674
  01/01/2009    to  12/31/2009        7.217589         8.987134        3,005,927.0500
  01/01/2010    to  12/31/2010        8.987134        10.155246        2,694,355.1405
  01/01/2011    to  12/31/2011       10.155246         9.843209        2,237,042.2688
  01/01/2012    to  12/31/2012        9.843209        11.474433        1,566,110.4428
  01/01/2013    to  12/31/2013       11.474433        15.281396        1,311,897.2265
============   ==== ==========       =========        =========        ==============
INVESCO MID CAP VALUE SUB-ACCOUNT (CLASS B)
 (FORMERLY LORD ABBETT MID CAP VALUE SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       24.965038        16.420585           41,582.8189
  01/01/2009    to  12/31/2009       16.420585        20.437665           48,208.3500
  01/01/2010    to  12/31/2010       20.437665        25.235389           48,736.6244
  01/01/2011    to  12/31/2011       25.235389        23.905232           42,609.7239
  01/01/2012    to  12/31/2012       23.905232        26.967694           36,095.3195
  01/01/2013    to  12/31/2013       26.967694        34.565396           38,653.9325
============   ==== ==========       =========        =========        ==============

                        1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
INVESCO SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.538078        12.078766        1,685,925.2184
  01/01/2005    to  12/31/2005       12.078766        12.863783        1,213,341.4530
  01/01/2006    to  12/31/2006       12.863783        14.448465        1,125,427.8246
  01/01/2007    to  12/31/2007       14.448465        15.784081        1,124,177.1115
  01/01/2008    to  12/31/2008       15.784081         9.512270          975,505.0406
  01/01/2009    to  12/31/2009        9.512270        12.520996          901,668.2800
  01/01/2010    to  12/31/2010       12.520996        15.540993          840,865.8972
  01/01/2011    to  12/31/2011       15.540993        15.121905          759,132.9446
  01/01/2012    to  12/31/2012       15.121905        17.584715          625,162.9404
  01/01/2013    to  12/31/2013       17.584715        24.246340          574,134.2207
============   ==== ==========       =========        =========        ==============
JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       11.093127        10.534498           68,500.3742
============   ==== ==========       =========        =========        ==============
JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
 (FORMERLY JPMORGAN CORE BOND SUB-ACCOUNT (CLASS C) AND BEFORE THAT AMERICAN FUNDS (Reg.
TM) BOND
 SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.038190         8.936988           51,426.6301
  01/01/2009    to  12/31/2009        8.936988         9.856360          106,706.7700
  01/01/2010    to  12/31/2010        9.856360        10.286561          113,737.6934
  01/01/2011    to  12/31/2011       10.286561        10.704420          108,250.0578
  01/01/2012    to  12/31/2012       10.704420        11.045917          142,415.8846
  01/01/2013    to  04/26/2013       11.045917        11.017198                0.0000
============   ==== ==========       =========        =========        ==============
JPMORGAN GLOBAL ACTIVE ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.012726         1.048233          416,097.8705
  01/01/2013    to  12/31/2013        1.048233         1.144363          920,968.5252
============   ==== ==========       =========        =========        ==============
LOOMIS SAYLES GLOBAL MARKETS SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988644        10.322142           37,091.0910
  01/01/2007    to  12/31/2007       10.322142        12.980214          282,833.4404
  01/01/2008    to  12/31/2008       12.980214         7.754770          265,323.3503
  01/01/2009    to  12/31/2009        7.754770        10.741407          234,967.1000
  01/01/2010    to  12/31/2010       10.741407        12.891564          276,490.7822
  01/01/2011    to  12/31/2011       12.891564        12.492986          228,832.9319
  01/01/2012    to  12/31/2012       12.492986        14.368003          237,826.3323
  01/01/2013    to  12/31/2013       14.368003        16.553618          192,577.0310
============   ==== ==========       =========        =========        ==============

                        1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       15.992320        17.014558        2,491,874.8192
  01/01/2005    to  12/31/2005       17.014558        16.986823        1,707,181.4409
  01/01/2006    to  12/31/2006       16.986823        18.238141        1,511,266.0668
  01/01/2007    to  12/31/2007       18.238141        19.113056        1,324,544.3157
  01/01/2008    to  12/31/2008       19.113056        15.302076        1,044,717.9385
  01/01/2009    to  12/31/2009       15.302076        20.586701          930,733.7000
  01/01/2010    to  12/31/2010       20.586701        22.875466          818,625.6143
  01/01/2011    to  12/31/2011       22.875466        23.505333          703,675.9571
  01/01/2012    to  12/31/2012       23.505333        26.111964          608,129.8877
  01/01/2013    to  12/31/2013       26.111964        27.734056          714,797.8730
============   ==== ==========       =========        =========        ==============
MET/EATON VANCE FLOATING RATE SUB-ACCOUNT (CLASS B)
  05/03/2010    to  12/31/2010        9.997740        10.205438            5,321.2111
  01/01/2011    to  12/31/2011       10.205438        10.240357           40,197.8861
  01/01/2012    to  12/31/2012       10.240357        10.810264           48,305.6210
  01/01/2013    to  12/31/2013       10.810264        11.041274          123,416.7389
============   ==== ==========       =========        =========        ==============
MET/FRANKLIN LOW DURATION TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/02/2011    to  12/31/2011        9.987741         9.750493           63,845.2409
  01/01/2012    to  12/31/2012        9.750493        10.011875           42,530.9083
  01/01/2013    to  12/31/2013       10.011875         9.962344          128,771.8690
============   ==== ==========       =========        =========        ==============
MET/PUTNAM RESEARCH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  11/19/2004        7.668982         7.860884        1,063,826.7850
MET/TEMPLETON INTERNATIONAL BOND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009        9.998192        10.878904                0.0000
  01/01/2010    to  12/31/2010       10.878904        12.150119                0.0000
  01/01/2011    to  12/31/2011       12.150119        11.912168              933.4894
  01/01/2012    to  12/31/2012       11.912168        13.390224              928.7887
  01/01/2013    to  12/31/2013       13.390224        13.307738              924.8209
============   ==== ==========       =========        =========        ==============
METLIFE BALANCED PLUS SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.976006        10.421339           48,271.6300
  01/01/2013    to  12/31/2013       10.421339        11.723002          514,490.4357
============   ==== ==========       =========        =========        ==============
METLIFE MULTI-INDEX TARGETED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        1.078419         1.125733          150,160.4206
============   ==== ==========       =========        =========        ==============

                       1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
MFS (Reg. TM) EMERGING MARKETS EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988644        10.460946          75,004.0443
  01/01/2007    to  12/31/2007       10.460946        14.056678         260,925.3834
  01/01/2008    to  12/31/2008       14.056678         6.148147         296,453.3889
  01/01/2009    to  12/31/2009        6.148147        10.217171         417,531.6500
  01/01/2010    to  12/31/2010       10.217171        12.427597         420,296.2636
  01/01/2011    to  12/31/2011       12.427597         9.938069         345,541.3417
  01/01/2012    to  12/31/2012        9.938069        11.621652         329,593.0562
  01/01/2013    to  12/31/2013       11.621652        10.862041         293,483.9503
============   ==== ==========       =========        =========       ==============
MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.425479        11.084222       1,973,434.6670
  01/01/2005    to  12/31/2005       11.084222        12.693933       1,519,906.5715
  01/01/2006    to  12/31/2006       12.693933        15.803723       1,675,995.6328
  01/01/2007    to  12/31/2007       15.803723        17.609666       1,967,696.5666
  01/01/2008    to  12/31/2008       17.609666         9.982620       1,828,976.6456
  01/01/2009    to  12/31/2009        9.982620        12.918805       1,668,104.9600
  01/01/2010    to  12/31/2010       12.918805        14.156773       1,549,066.0683
  01/01/2011    to  12/31/2011       14.156773        12.433506       1,350,812.8440
  01/01/2012    to  12/31/2012       12.433506        14.272233       1,133,228.4509
  01/01/2013    to  12/31/2013       14.272233        16.742202       1,061,602.9599
============   ==== ==========       =========        =========       ==============
PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.418489        11.170963       2,588,620.0762
  01/01/2005    to  12/31/2005       11.170963        11.141080       1,815,134.7662
  01/01/2006    to  12/31/2006       11.141080        11.001649       1,705,064.6921
  01/01/2007    to  12/31/2007       11.001649        11.989080       1,606,330.6049
  01/01/2008    to  12/31/2008       11.989080        10.979939       1,537,761.0541
  01/01/2009    to  12/31/2009       10.979939        12.749612       1,480,995.2100
  01/01/2010    to  12/31/2010       12.749612        13.514326       1,324,810.7121
  01/01/2011    to  12/31/2011       13.514326        14.774818       1,116,852.2692
  01/01/2012    to  12/31/2012       14.774818        15.858800       1,006,520.9270
  01/01/2013    to  12/31/2013       15.858800        14.152398         865,905.2721
============   ==== ==========       =========        =========       ==============

                        1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.598744        11.976661        3,713,382.2728
  01/01/2005    to  12/31/2005       11.976661        12.045993        3,069,684.8285
  01/01/2006    to  12/31/2006       12.045993        12.384722        3,004,460.8663
  01/01/2007    to  12/31/2007       12.384722        13.102425        2,715,670.5623
  01/01/2008    to  12/31/2008       13.102425        12.940264        2,357,387.3748
  01/01/2009    to  12/31/2009       12.940264        15.023346        2,298,498.2300
  01/01/2010    to  12/31/2010       15.023346        15.984943        2,294,342.7048
  01/01/2011    to  12/31/2011       15.984943        16.222440        2,022,561.7373
  01/01/2012    to  12/31/2012       16.222440        17.434855        1,851,571.8215
  01/01/2013    to  12/31/2013       17.434855        16.821055        1,530,010.5386
============   ==== ==========       =========        =========        ==============
PIONEER FUND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       12.896490        15.784564            6,087.7200
  01/01/2010    to  12/31/2010       15.784564        17.999926           14,439.5050
  01/01/2011    to  12/31/2011       17.999926        16.843308           15,740.1313
  01/01/2012    to  12/31/2012       16.843308        18.285402           15,193.0138
  01/01/2013    to  12/31/2013       18.285402        23.870178           13,574.9735
============   ==== ==========       =========        =========        ==============
PIONEER STRATEGIC INCOME SUB-ACCOUNT (CLASS E)
  05/03/2010    to  12/31/2010       11.765934        12.338270           34,899.8661
  01/01/2011    to  12/31/2011       12.338270        12.556481           71,129.6431
  01/01/2012    to  12/31/2012       12.556481        13.764649           96,105.8755
  01/01/2013    to  12/31/2013       13.764649        13.730420          106,240.4896
============   ==== ==========       =========        =========        ==============
PYRAMIS (Reg. TM) GOVERNMENT INCOME SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.745460        10.893314            5,402.4113
  01/01/2013    to  12/31/2013       10.893314        10.230778            1,883.3755
============   ==== ==========       =========        =========        ==============
PYRAMIS (Reg. TM) MANAGED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       10.215398        10.734370           10,394.4291
============   ==== ==========       =========        =========        ==============
SCHRODERS GLOBAL MULTI-ASSET SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.010704         1.066315          308,577.9783
  01/01/2013    to  12/31/2013        1.066315         1.154916          654,619.6153
============   ==== ==========       =========        =========        ==============
SSGA GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        8.340043         8.501714            6,884.7452
  01/01/2009    to  12/31/2009        8.501714        10.443805          132,954.0400
  01/01/2010    to  12/31/2010       10.443805        11.530272          219,759.3797
  01/01/2011    to  12/31/2011       11.530272        11.462321          263,213.3102
  01/01/2012    to  12/31/2012       11.462321        12.721967          273,243.8617
  01/01/2013    to  12/31/2013       12.721967        14.132010          257,319.3886
============   ==== ==========       =========        =========        ==============

                       1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
SSGA GROWTH ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        7.722122         7.794369               0.0000
  01/01/2009    to  12/31/2009        7.794369         9.897797          80,991.7000
  01/01/2010    to  12/31/2010        9.897797        11.113919         126,411.1439
  01/01/2011    to  12/31/2011       11.113919        10.699652         200,266.7385
  01/01/2012    to  12/31/2012       10.699652        12.105646         177,353.2161
  01/01/2013    to  12/31/2013       12.105646        14.059551         155,485.4216
============   ==== ==========       =========        =========       ==============
T. ROWE PRICE LARGE CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       42.786777        47.407274       1,488,211.5584
  01/01/2005    to  12/31/2005       47.407274        48.215337       1,165,322.0002
  01/01/2006    to  12/31/2006       48.215337        55.863563       1,063,571.5275
  01/01/2007    to  12/31/2007       55.863563        56.989263         965,351.2326
  01/01/2008    to  12/31/2008       56.989263        35.688706         802,246.1363
  01/01/2009    to  12/31/2009       35.688706        41.561455         750,530.8800
  01/01/2010    to  12/31/2010       41.561455        47.839303         669,938.7244
  01/01/2011    to  12/31/2011       47.839303        45.170832         591,080.3368
  01/01/2012    to  12/31/2012       45.170832        52.415371         505,469.5115
  01/01/2013    to  12/31/2013       52.415371        68.971868         452,145.4821
============   ==== ==========       =========        =========       ==============
T. ROWE PRICE MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        6.081870         7.048322       2,765,448.7425
  01/01/2005    to  12/31/2005        7.048322         7.947436       2,381,258.1746
  01/01/2006    to  12/31/2006        7.947436         8.299611       2,133,250.2131
  01/01/2007    to  12/31/2007        8.299611         9.602874       2,015,602.4477
  01/01/2008    to  12/31/2008        9.602874         5.690788       1,747,683.5439
  01/01/2009    to  12/31/2009        5.690788         8.143047       1,577,390.8100
  01/01/2010    to  12/31/2010        8.143047        10.227279       1,458,464.8284
  01/01/2011    to  12/31/2011       10.227279         9.894490       1,293,355.5227
  01/01/2012    to  12/31/2012        9.894490        11.063337       1,134,975.7750
  01/01/2013    to  12/31/2013       11.063337        14.862995       1,028,322.2309
============   ==== ==========       =========        =========       ==============
THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.433062        14.226210       2,040,391.3429
  01/01/2005    to  12/31/2005       14.226210        16.160130       1,768,021.0904
  01/01/2006    to  12/31/2006       16.160130        17.983664       1,676,491.5926
  01/01/2007    to  12/31/2007       17.983664        17.153385       2,085,655.8497
  01/01/2008    to  12/31/2008       17.153385        11.840161       1,726,943.0758
  01/01/2009    to  12/31/2009       11.840161        14.726955       1,608,791.1500
  01/01/2010    to  12/31/2010       14.726955        17.368472       1,448,907.2423
  01/01/2011    to  12/31/2011       17.368472        15.549747       1,244,250.2621
  01/01/2012    to  12/31/2012       15.549747        18.044960       1,010,699.8369
  01/01/2013    to  12/31/2013       18.044960        23.509085         883,845.7660
============   ==== ==========       =========        =========       ==============

                       1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
METROPOLITAN SERIES FUND
BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       13.796888        15.115190        163,425.3883
============   ==== ==========       =========        =========      ==============
BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY AMERICAN FUNDS (Reg. TM) INTERNATIONAL SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.088188         6.044506         85,953.2867
  01/01/2009    to  12/31/2009        6.044506         8.475894        112,941.8400
  01/01/2010    to  12/31/2010        8.475894         8.911941        134,983.9482
  01/01/2011    to  12/31/2011        8.911941         7.514062        136,075.5836
  01/01/2012    to  12/31/2012        7.514062         8.679548        127,225.9280
  01/01/2013    to  04/26/2013        8.679548         8.994758              0.0000
============   ==== ==========       =========        =========      ==============
BARCLAYS AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G)
 (FORMERLY BARCLAYS CAPITAL AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009       14.043873        14.512748         15,831.0100
  01/01/2010    to  12/31/2010       14.512748        15.081921         30,973.3661
  01/01/2011    to  12/31/2011       15.081921        15.896561         39,673.0290
  01/01/2012    to  12/31/2012       15.896561        16.195277         36,825.3083
  01/01/2013    to  12/31/2013       16.195277        15.520773         24,784.1741
============   ==== ==========       =========        =========      ==============
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005        9.860101         9.947503      1,208,087.1075
  01/01/2006    to  12/31/2006        9.947503        10.230491      1,331,507.1674
  01/01/2007    to  12/31/2007       10.230491        10.546619      1,237,132.0960
  01/01/2008    to  12/31/2008       10.546619        10.643192      2,279,913.0181
  01/01/2009    to  12/31/2009       10.643192        10.495525      1,688,523.3500
  01/01/2010    to  12/31/2010       10.495525        10.323764      1,254,639.8576
  01/01/2011    to  12/31/2011       10.323764        10.155273      1,263,372.1225
  01/01/2012    to  12/31/2012       10.155273         9.988177      1,079,350.6332
  01/01/2013    to  12/31/2013        9.988177         9.824719        942,478.9489
============   ==== ==========       =========        =========      ==============
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
 (FORMERLY MET INVESTORS SERIES TRUST - MONEY MARKET SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        9.956033         9.855466      1,344,613.7000
  01/01/2005    to  04/30/2005        9.855466         9.860317              0.0000
============   ==== ==========       =========        =========      ==============

                        1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  01/01/2004    to  12/31/2004       10.699997        11.802287        4,850,017.5631
  01/01/2005    to  12/31/2005       11.802287        12.786459        3,793,667.2169
  01/01/2006    to  12/31/2006       12.786459        14.389697        3,562,636.9670
  01/01/2007    to  12/31/2007       14.389697        14.780208        3,235,152.8647
  01/01/2008    to  12/31/2008       14.780208         8.801293        2,855,392.4628
  01/01/2009    to  12/31/2009        8.801293        11.412672        2,653,168.9500
  01/01/2010    to  12/31/2010       11.412672        12.552562        2,418,536.6837
  01/01/2011    to  12/31/2011       12.552562        11.831530        2,063,281.4749
  01/01/2012    to  12/31/2012       11.831530        13.115000        1,797,494.5240
  01/01/2013    to  12/31/2013       13.115000        17.225755        1,590,446.0032
============   ==== ==========       =========        =========        ==============
FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       14.687034        17.478966          144,370.8124
============   ==== ==========       =========        =========        ==============
FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY TURNER MID CAP GROWTH SUB-ACCOUNT (CLASS B))
  05/01/2004    to  12/31/2004        9.998644        11.096411          440,580.9814
  01/01/2005    to  12/31/2005       11.096411        12.155042          222,582.1272
  01/01/2006    to  12/31/2006       12.155042        12.682656          224,564.1266
  01/01/2007    to  12/31/2007       12.682656        15.486352          272,402.5802
  01/01/2008    to  12/31/2008       15.486352         7.875156          269,177.9357
  01/01/2009    to  12/31/2009        7.875156        11.399836          242,981.9900
  01/01/2010    to  12/31/2010       11.399836        14.259327          223,910.7793
  01/01/2011    to  12/31/2011       14.259327        12.979302          200,521.7353
  01/01/2012    to  12/31/2012       12.979302        13.534252          178,642.0896
  01/01/2013    to  04/26/2013       13.534252        14.592475                0.0000
============   ==== ==========       =========        =========        ==============
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.714878        10.409513        1,755,936.0453
  01/01/2005    to  12/31/2005       10.409513        11.625804        1,144,312.5058
  01/01/2006    to  12/31/2006       11.625804        11.724679        1,109,070.1458
  01/01/2007    to  12/31/2007       11.724679        12.845133        1,025,921.1868
  01/01/2008    to  12/31/2008       12.845133         8.016809        1,273,132.0597
  01/01/2009    to  12/31/2009        8.016809        11.005433        1,156,963.8300
  01/01/2010    to  12/31/2010       11.005433        12.050186        1,069,844.8136
  01/01/2011    to  12/31/2011       12.050186        11.879673          988,342.2311
  01/01/2012    to  12/31/2012       11.879673        13.502034        1,937,479.1408
  01/01/2013    to  12/31/2013       13.502034        18.159587        1,700,321.5416
============   ==== ==========       =========        =========        ==============

                       1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY JENNISON LARGE CAP EQUITY SUB-ACCOUNT (CLASS B) AND BEFORE THAT RAINIER
LARGE CAP EQUITY
 SUB-ACCOUNT (CLASS B))
  11/12/2007    to  12/31/2007        9.564767         9.979690          23,404.9197
  01/01/2008    to  12/31/2008        9.979690         5.712205         128,237.5495
  01/01/2009    to  12/31/2009        5.712205         6.925141          92,638.5400
  01/01/2010    to  12/31/2010        6.925141         7.859835         103,184.7861
  01/01/2011    to  12/31/2011        7.859835         7.434600         126,575.3673
  01/01/2012    to  12/31/2012        7.434600         8.239005         113,734.1583
  01/01/2013    to  04/26/2013        8.239005         8.847142               0.0000
============   ==== ==========       =========        =========       ==============
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        7.909106         8.277517       5,627,959.2383
  01/01/2005    to  12/31/2005        8.277517         8.526290       4,240,760.7630
  01/01/2006    to  12/31/2006        8.526290         9.025889       3,917,052.0073
  01/01/2007    to  12/31/2007        9.025889        10.145899       3,508,490.0296
  01/01/2008    to  12/31/2008       10.145899         5.394779       2,934,341.6345
  01/01/2009    to  12/31/2009        5.394779         7.625579       2,637,785.5800
  01/01/2010    to  12/31/2010        7.625579         8.205676       2,372,048.0303
  01/01/2011    to  12/31/2011        8.205676         7.960229       1,982,691.8496
  01/01/2012    to  04/27/2012        7.960229         8.947945               0.0000
============   ==== ==========       =========        =========       ==============
MET/ARTISAN MID CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       13.883167        14.973492       2,836,827.6471
  01/01/2005    to  12/31/2005       14.973492        16.158995       2,279,554.3064
  01/01/2006    to  12/31/2006       16.158995        17.830257       1,983,617.8488
  01/01/2007    to  12/31/2007       17.830257        16.296121       1,757,054.9099
  01/01/2008    to  12/31/2008       16.296121         8.633994       1,542,217.1144
  01/01/2009    to  12/31/2009        8.633994        11.991528       1,413,080.4600
  01/01/2010    to  12/31/2010       11.991528        13.536401       1,242,133.3242
  01/01/2011    to  12/31/2011       13.536401        14.179556       1,098,474.2262
  01/01/2012    to  12/31/2012       14.179556        15.561525         922,366.7860
  01/01/2013    to  12/31/2013       15.561525        20.895389         842,265.5324
============   ==== ==========       =========        =========       ==============
MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008       10.064998        10.131600               0.0000
  01/01/2009    to  12/31/2009       10.131600        14.222857          15,565.0400
  01/01/2010    to  12/31/2010       14.222857        17.150588          22,654.7721
  01/01/2011    to  12/31/2011       17.150588        14.128534          22,078.1006
  01/01/2012    to  12/31/2012       14.128534        16.384184          17,666.9102
  01/01/2013    to  12/31/2013       16.384184        20.564521          29,222.3590
============   ==== ==========       =========        =========       ==============

                       1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
METLIFE MID CAP STOCK INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       10.838586        13.487845           2,072.8500
  01/01/2010    to  12/31/2010       13.487845        16.705911          10,342.1119
  01/01/2011    to  12/31/2011       16.705911        16.065053           9,969.6013
  01/01/2012    to  12/31/2012       16.065053        18.529086           8,479.9269
  01/01/2013    to  12/31/2013       18.529086        24.195498          13,737.9080
============   ==== ==========       =========        =========       ==============
METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.395014        11.275442       1,808,666.3091
  01/01/2005    to  12/31/2005       11.275442        11.576776       1,879,819.8668
  01/01/2006    to  12/31/2006       11.576776        13.117210       1,674,556.1560
  01/01/2007    to  12/31/2007       13.117210        13.543213       1,579,360.1615
  01/01/2008    to  12/31/2008       13.543213         8.357499       1,393,918.2619
  01/01/2009    to  12/31/2009        8.357499        10.351595       1,226,695.0300
  01/01/2010    to  12/31/2010       10.351595        11.657741       1,346,479.1378
  01/01/2011    to  12/31/2011       11.657741        11.654879       1,230,637.7469
  01/01/2012    to  12/31/2012       11.654879        13.231815       1,155,970.9841
  01/01/2013    to  12/31/2013       13.231815        17.141038       1,039,069.1187
============   ==== ==========       =========        =========       ==============
MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       18.211505        21.243229          72,137.0759
============   ==== ==========       =========        =========       ==============
MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/FRANKLIN MUTUAL SHARES SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.998192         6.588767           9,453.2347
  01/01/2009    to  12/31/2009        6.588767         8.093684          24,509.4300
  01/01/2010    to  12/31/2010        8.093684         8.838888          71,536.1939
  01/01/2011    to  12/31/2011        8.838888         8.646988         118,095.6921
  01/01/2012    to  12/31/2012        8.646988         9.688314         132,449.8123
  01/01/2013    to  04/26/2013        9.688314        10.604251               0.0000
============   ==== ==========       =========        =========       ==============
MSCI EAFE (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
 (FORMERLY MORGAN STANLEY EAFE (Reg. TM) SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009        8.989316        11.564961           1,467.1300
  01/01/2010    to  12/31/2010       11.564961        12.259062           4,185.2722
  01/01/2011    to  12/31/2011       12.259062        10.533011           1,913.4036
  01/01/2012    to  12/31/2012       10.533011        12.218310           3,495.4537
  01/01/2013    to  12/31/2013       12.218310        14.594792           7,174.3472
============   ==== ==========       =========        =========       ==============
NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       16.035819        19.991446         400,167.7423
============   ==== ==========       =========        =========       ==============

                        1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
 (FORMERLY MLA MID CAP SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004       11.959724        13.457712        1,044,402.9697
  01/01/2005    to  12/31/2005       13.457712        14.304925          901,098.2128
  01/01/2006    to  12/31/2006       14.304925        16.136462          798,060.0015
  01/01/2007    to  12/31/2007       16.136462        15.440795          795,947.1799
  01/01/2008    to  12/31/2008       15.440795         9.370413          675,629.1812
  01/01/2009    to  12/31/2009        9.370413        12.605418          635,887.0600
  01/01/2010    to  12/31/2010       12.605418        15.233624          570,970.5189
  01/01/2011    to  12/31/2011       15.233624        14.194208          521,137.8097
  01/01/2012    to  12/31/2012       14.194208        14.698643          461,962.5126
  01/01/2013    to  04/26/2013       14.698643        15.924716                0.0000
============   ==== ==========       =========        =========        ==============
RUSSELL 2000 (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       11.143198        13.692928            6,939.7400
  01/01/2010    to  12/31/2010       13.692928        17.044476           13,426.2509
  01/01/2011    to  12/31/2011       17.044476        16.040482           14,019.9739
  01/01/2012    to  12/31/2012       16.040482        18.292316           16,590.4872
  01/01/2013    to  12/31/2013       18.292316        24.852244           38,474.9412
============   ==== ==========       =========        =========        ==============
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       41.020248        51.708229          107,534.1052
============   ==== ==========       =========        =========        ==============
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY RCM TECHNOLOGY SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        4.567923         4.299219        1,375,292.1160
  01/01/2005    to  12/31/2005        4.299219         4.694924        1,041,016.5365
  01/01/2006    to  12/31/2006        4.694924         4.865207          977,499.3370
  01/01/2007    to  12/31/2007        4.865207         6.293680          952,541.5610
  01/01/2008    to  12/31/2008        6.293680         3.438596          731,116.4622
  01/01/2009    to  12/31/2009        3.438596         5.377075          743,572.9600
  01/01/2010    to  12/31/2010        5.377075         6.753719          742,792.2380
  01/01/2011    to  12/31/2011        6.753719         5.986033          639,629.6640
  01/01/2012    to  12/31/2012        5.986033         6.601045          571,351.2899
  01/01/2013    to  04/26/2013        6.601045         6.897369                0.0000
============   ==== ==========       =========        =========        ==============
VAN ECK GLOBAL NATURAL RESOURCES SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       11.612720        14.743903                0.0000
  01/01/2010    to  12/31/2010       14.743903        18.712143              311.9695
  01/01/2011    to  12/31/2011       18.712143        15.337245              310.0731
  01/01/2012    to  12/31/2012       15.337245        15.473865              308.4450
  01/01/2013    to  12/31/2013       15.473865        16.857599              306.9835
============   ==== ==========       =========        =========        ==============

                       1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005       15.393136        15.351902          13,607.1637
  01/01/2006    to  12/31/2006       15.351902        15.692541         334,634.4450
  01/01/2007    to  12/31/2007       15.692541        16.056909         557,507.2711
  01/01/2008    to  12/31/2008       16.056909        15.709391         617,231.7009
  01/01/2009    to  12/31/2009       15.709391        16.082823         531,978.0400
  01/01/2010    to  12/31/2010       16.082823        16.688556         535,493.8818
  01/01/2011    to  12/31/2011       16.688556        17.280596         544,529.0869
  01/01/2012    to  12/31/2012       17.280596        17.514328         415,049.8305
  01/01/2013    to  12/31/2013       17.514328        17.071751         351,807.6241
============   ==== ==========       =========        =========      ===============
MET INVESTORS SERIES TRUST -  METLIFE ASSET ALLOCATION PROGRAM
METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.301164        10.687313       2,304,564.3300
  01/01/2005    to  12/31/2005       10.687313        11.604154       3,797,155.8861
  01/01/2006    to  12/31/2006       11.604154        12.972623       3,696,892.5187
  01/01/2007    to  12/31/2007       12.972623        13.127531       3,376,137.0305
  01/01/2008    to  12/31/2008       13.127531         7.642126       2,736,238.2928
  01/01/2009    to  12/31/2009        7.642126         9.971104       2,564,806.6900
  01/01/2010    to  12/31/2010        9.971104        11.426466       2,376,350.7534
  01/01/2011    to  12/31/2011       11.426466        10.590647       2,204,248.7187
  01/01/2012    to  12/31/2012       10.590647        12.160401       1,852,048.7886
  01/01/2013    to  12/31/2013       12.160401        15.490933       1,645,494.8528
============   ==== ==========       =========        =========      ===============
METLIFE BALANCED STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.101328        10.391330       9,244,968.6310
  01/01/2005    to  12/31/2005       10.391330        10.949726      15,654,665.8225
  01/01/2006    to  12/31/2006       10.949726        12.061156      15,970,090.4093
  01/01/2007    to  12/31/2007       12.061156        12.441938      15,796,918.8197
  01/01/2008    to  12/31/2008       12.441938         8.329388      13,278,980.7300
  01/01/2009    to  12/31/2009        8.329388        10.514679      12,453,849.6200
  01/01/2010    to  12/31/2010       10.514679        11.747788      11,820,777.9003
  01/01/2011    to  12/31/2011       11.747788        11.359161      10,865,202.8923
  01/01/2012    to  12/31/2012       11.359161        12.728775       9,785,540.5006
  01/01/2013    to  12/31/2013       12.728775        14.951838       8,843,397.9198
============   ==== ==========       =========        =========      ===============

                        1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004        9.941459        10.107486          544,182.6754
  01/01/2005    to  12/31/2005       10.107486        10.387940        1,172,854.2321
  01/01/2006    to  12/31/2006       10.387940        11.099798        1,155,380.4528
  01/01/2007    to  12/31/2007       11.099798        11.563424        2,224,232.6638
  01/01/2008    to  12/31/2008       11.563424         9.024871        2,777,781.9659
  01/01/2009    to  12/31/2009        9.024871        10.910781        2,704,784.3300
  01/01/2010    to  12/31/2010       10.910781        11.902368        2,415,292.3229
  01/01/2011    to  12/31/2011       11.902368        11.915859        2,071,229.5478
  01/01/2012    to  12/31/2012       11.915859        12.998689        1,888,641.7417
  01/01/2013    to  12/31/2013       12.998689        13.946884        1,392,031.3223
============   ==== ==========       =========        =========       ===============
METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.241214        10.602224        7,443,048.7610
  01/01/2005    to  12/31/2005       10.602224        11.380836       13,124,730.2207
  01/01/2006    to  12/31/2006       11.380836        12.717038       14,850,374.1630
  01/01/2007    to  12/31/2007       12.717038        13.096001       15,110,937.6858
  01/01/2008    to  12/31/2008       13.096001         8.003254       12,962,794.4733
  01/01/2009    to  12/31/2009        8.003254        10.241709       11,891,979.8100
  01/01/2010    to  12/31/2010       10.241709        11.634653       11,004,863.4431
  01/01/2011    to  12/31/2011       11.634653        11.001334       10,341,720.9605
  01/01/2012    to  12/31/2012       11.001334        12.521385        9,561,677.4265
  01/01/2013    to  12/31/2013       12.521385        15.508286        8,786,674.2764
============   ==== ==========       =========        =========       ===============
METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/FRANKLIN TEMPLETON FOUNDING STRATEGY SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.998192         7.021527          262,110.1588
  01/01/2009    to  12/31/2009        7.021527         8.878574          293,960.8200
  01/01/2010    to  12/31/2010        8.878574         9.610672          266,561.9744
  01/01/2011    to  12/31/2011        9.610672         9.287285          283,205.0557
  01/01/2012    to  12/31/2012        9.287285        10.607388          279,143.4017
  01/01/2013    to  04/26/2013       10.607388        11.410352                0.0000
============   ==== ==========       =========        =========       ===============

                        1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
METLIFE MODERATE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.011402        10.227688        2,738,870.9120
  01/01/2005    to  12/31/2005       10.227688        10.645573        4,949,049.8811
  01/01/2006    to  12/31/2006       10.645573        11.543319        5,383,931.7361
  01/01/2007    to  12/31/2007       11.543319        12.058129        5,756,684.0520
  01/01/2008    to  12/31/2008       12.058129         8.726651        5,861,938.5294
  01/01/2009    to  12/31/2009        8.726651        10.823073        5,350,458.7400
  01/01/2010    to  12/31/2010       10.823073        11.966086        5,372,615.9347
  01/01/2011    to  12/31/2011       11.966086        11.756922        4,969,076.3527
  01/01/2012    to  12/31/2012       11.756922        12.996773        4,745,072.8113
  01/01/2013    to  12/31/2013       12.996773        14.602732        4,359,246.8374
============   ==== ==========       =========        =========        ==============

                        1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
MET INVESTORS SERIES TRUST
ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.183282        10.506265        7,885,757.5088
  01/01/2013    to  12/31/2013       10.506265        11.474744        7,558,395.9363
============   ==== ==========       =========        =========       ===============
AMERICAN FUNDS (Reg. TM) BALANCED ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.008082         6.994767        5,247,184.9940
  01/01/2009    to  12/31/2009        6.994767         8.889143       10,533,141.1100
  01/01/2010    to  12/31/2010        8.889143         9.797260       14,118,265.4310
  01/01/2011    to  12/31/2011        9.797260         9.422832       15,174,256.5760
  01/01/2012    to  12/31/2012        9.422832        10.511129       14,559,008.3347
  01/01/2013    to  12/31/2013       10.511129        12.242973       13,341,702.2998
============   ==== ==========       =========        =========       ===============
AMERICAN FUNDS (Reg. TM) GROWTH ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.998082         6.344471        8,002,848.2166
  01/01/2009    to  12/31/2009        6.344471         8.356591       10,510,242.2000
  01/01/2010    to  12/31/2010        8.356591         9.318900       10,880,598.4195
  01/01/2011    to  12/31/2011        9.318900         8.724143       10,335,102.1630
  01/01/2012    to  12/31/2012        8.724143         9.957163        9,598,131.9531
  01/01/2013    to  12/31/2013        9.957163        12.241176        9,920,133.1742
============   ==== ==========       =========        =========       ===============
AMERICAN FUNDS (Reg. TM) GROWTH SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.988083         5.745775        1,456,159.9271
  01/01/2009    to  12/31/2009        5.745775         7.841818        3,183,724.2100
  01/01/2010    to  12/31/2010        7.841818         9.118054        3,567,753.3446
  01/01/2011    to  12/31/2011        9.118054         8.547889        3,779,309.3913
  01/01/2012    to  12/31/2012        8.547889         9.861290        3,496,682.2292
  01/01/2013    to  12/31/2013        9.861290        12.576555        3,014,569.2270
============   ==== ==========       =========        =========       ===============
AMERICAN FUNDS (Reg. TM) MODERATE ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.018081         7.666872        3,358,104.7617
  01/01/2009    to  12/31/2009        7.666872         9.296538        6,412,208.1800
  01/01/2010    to  12/31/2010        9.296538        10.040347        7,414,291.3554
  01/01/2011    to  12/31/2011       10.040347         9.885409        6,888,105.6463
  01/01/2012    to  12/31/2012        9.885409        10.765856        6,344,947.1232
  01/01/2013    to  12/31/2013       10.765856        12.009466        5,941,123.4244
============   ==== ==========       =========        =========       ===============
AQR GLOBAL RISK BALANCED SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       11.113091        11.492134       11,347,962.7076
  01/01/2013    to  12/31/2013       11.492134        10.909788        8,044,991.6999
============   ==== ==========       =========        =========       ===============
BLACKROCK GLOBAL TACTICAL STRATEGIES SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.939093        10.236873       11,694,984.7966
  01/01/2013    to  12/31/2013       10.236873        11.096263       11,047,910.5106
============   ==== ==========       =========        =========       ===============

                       1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
BLACKROCK HIGH YIELD SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       16.140545        12.045782          63,449.2645
  01/01/2009    to  12/31/2009       12.045782        17.358689         478,831.8600
  01/01/2010    to  12/31/2010       17.358689        19.748068         660,198.8705
  01/01/2011    to  12/31/2011       19.748068        19.861185         870,932.7152
  01/01/2012    to  12/31/2012       19.861185        22.743320         981,519.8349
  01/01/2013    to  12/31/2013       22.743320        24.434687         830,339.2561
============   ==== ==========       =========        =========       ==============
CLARION GLOBAL REAL ESTATE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004        9.998562        12.803566         715,423.2729
  01/01/2005    to  12/31/2005       12.803566        14.253740         515,191.5715
  01/01/2006    to  12/31/2006       14.253740        19.271313         862,705.3728
  01/01/2007    to  12/31/2007       19.271313        16.093623         623,725.2338
  01/01/2008    to  12/31/2008       16.093623         9.223364         622,936.2140
  01/01/2009    to  12/31/2009        9.223364        12.211480         648,040.3300
  01/01/2010    to  12/31/2010       12.211480        13.932543         685,456.0405
  01/01/2011    to  12/31/2011       13.932543        12.926451         700,323.8114
  01/01/2012    to  12/31/2012       12.926451        16.002101         679,389.0126
  01/01/2013    to  12/31/2013       16.002101        16.282017         613,726.2284
============   ==== ==========       =========        =========       ==============
CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        6.656250         7.092530       2,634,521.3969
  01/01/2005    to  12/31/2005        7.092530         7.916077       1,451,202.3221
  01/01/2006    to  12/31/2006        7.916077         7.643879       1,541,034.7726
  01/01/2007    to  12/31/2007        7.643879         7.680812       1,431,667.2461
  01/01/2008    to  12/31/2008        7.680812         4.599793       1,377,219.8223
  01/01/2009    to  12/31/2009        4.599793         6.009860       1,325,321.0600
  01/01/2010    to  12/31/2010        6.009860         7.310444       1,348,207.2206
  01/01/2011    to  12/31/2011        7.310444         7.417176       2,092,369.8231
  01/01/2012    to  12/31/2012        7.417176         8.636667       1,876,364.4859
  01/01/2013    to  12/31/2013        8.636667        12.357081       2,349,066.1444
============   ==== ==========       =========        =========       ==============
CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B) AND BEFORE
THAT LEGG
 MASON VALUE EQUITY SUB-ACCOUNT (CLASS B))
  11/07/2005    to  12/31/2005       10.246575        10.619411          17,170.5774
  01/01/2006    to  12/31/2006       10.619411        11.122610         296,078.0348
  01/01/2007    to  12/31/2007       11.122610        10.283068         381,548.3832
  01/01/2008    to  12/31/2008       10.283068         4.585552         554,297.9649
  01/01/2009    to  12/31/2009        4.585552         6.216925         652,519.2600
  01/01/2010    to  12/31/2010        6.216925         6.557220         652,925.8722
  01/01/2011    to  04/29/2011        6.557220         6.964406               0.0000
============   ==== ==========       =========        =========       ==============

                       1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO II SUB-ACCOUNT (CLASS B)
 (FORMERLY JANUS FORTY SUB-ACCOUNT (CLASS B))
  05/03/2010    to  12/31/2010       137.018308       140.581867         10,624.6157
  01/01/2011    to  12/31/2011       140.581867       127.724425         16,857.9907
  01/01/2012    to  12/31/2012       127.724425       153.754409         22,053.2380
  01/01/2013    to  12/31/2013       153.754409       194.579444         26,499.0277
============   ==== ==========       ==========       ==========     ===============
GOLDMAN SACHS MID CAP VALUE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004         9.998562        11.943726        765,505.5042
  01/01/2005    to  12/31/2005        11.943726        13.208544        945,753.5764
  01/01/2006    to  12/31/2006        13.208544        15.016817      1,186,087.0928
  01/01/2007    to  12/31/2007        15.016817        15.211790      1,247,775.3144
  01/01/2008    to  12/31/2008        15.211790         9.554730      1,047,271.3928
  01/01/2009    to  12/31/2009         9.554730        12.421876        914,513.7100
  01/01/2010    to  12/31/2010        12.421876        15.164455        953,902.7563
  01/01/2011    to  12/31/2011        15.164455        13.964054      1,012,675.9693
  01/01/2012    to  12/31/2012        13.964054        16.206485        904,895.6265
  01/01/2013    to  12/31/2013        16.206485        21.125154        789,284.0815
============   ==== ==========       ==========       ==========     ===============
HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        11.664171        13.813691      2,499,190.8720
  01/01/2005    to  12/31/2005        13.813691        15.507328      2,150,637.1787
  01/01/2006    to  12/31/2006        15.507328        19.635353      2,631,951.7652
  01/01/2007    to  12/31/2007        19.635353        19.077046      2,661,988.0151
  01/01/2008    to  12/31/2008        19.077046        11.081126      2,186,620.7535
  01/01/2009    to  12/31/2009        11.081126        16.884571      2,285,000.0700
  01/01/2010    to  12/31/2010        16.884571        19.316214      2,291,484.2055
  01/01/2011    to  12/31/2011        19.316214        16.275690      2,315,908.7036
  01/01/2012    to  12/31/2012        16.275690        20.670059      2,030,456.0944
  01/01/2013    to  12/31/2013        20.670059        26.504545      1,937,964.8981
============   ==== ==========       ==========       ==========     ===============
INVESCO BALANCED-RISK ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012         1.010655         1.045471     13,589,493.2558
  01/01/2013    to  12/31/2013         1.045471         1.046454     15,261,092.5902
============   ==== ==========       ==========       ==========     ===============

                       1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
INVESCO COMSTOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B))
  05/01/2005    to  12/31/2005        9.998562        10.451325        404,253.5662
  01/01/2006    to  12/31/2006       10.451325        11.919227        733,338.5778
  01/01/2007    to  12/31/2007       11.919227        11.419472        696,720.6931
  01/01/2008    to  12/31/2008       11.419472         7.191079        588,494.4139
  01/01/2009    to  12/31/2009        7.191079         8.945174        825,956.7100
  01/01/2010    to  12/31/2010        8.945174        10.097738        887,283.3967
  01/01/2011    to  12/31/2011       10.097738         9.777703        958,064.8916
  01/01/2012    to  12/31/2012        9.777703        11.386622      1,057,626.4723
  01/01/2013    to  12/31/2013       11.386622        15.149305      1,014,461.6831
============   ==== ==========       =========        =========      ==============
INVESCO MID CAP VALUE SUB-ACCOUNT (CLASS B)
 (FORMERLY LORD ABBETT MID CAP VALUE SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       24.259921        15.945964         75,217.6085
  01/01/2009    to  12/31/2009       15.945964        19.827088        140,201.6200
  01/01/2010    to  12/31/2010       19.827088        24.457039        184,270.7338
  01/01/2011    to  12/31/2011       24.457039        23.144786        209,167.5949
  01/01/2012    to  12/31/2012       23.144786        26.083594        169,738.4607
  01/01/2013    to  12/31/2013       26.083594        33.398816        144,128.0560
============   ==== ==========       =========        =========      ==============
INVESCO SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.512395        12.039797      1,852,928.5555
  01/01/2005    to  12/31/2005       12.039797        12.809506      1,105,784.6984
  01/01/2006    to  12/31/2006       12.809506        14.373156      1,107,678.6553
  01/01/2007    to  12/31/2007       14.373156        15.686028      1,054,768.7555
  01/01/2008    to  12/31/2008       15.686028         9.443675        868,227.7341
  01/01/2009    to  12/31/2009        9.443675        12.418277        895,988.1400
  01/01/2010    to  12/31/2010       12.418277        15.398109        846,016.4778
  01/01/2011    to  12/31/2011       15.398109        14.967924        864,736.8237
  01/01/2012    to  12/31/2012       14.967924        17.388169        784,137.3610
  01/01/2013    to  12/31/2013       17.388169        23.951394        745,938.6184
============   ==== ==========       =========        =========      ==============
JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       11.037623        10.474723      2,046,645.1401
============   ==== ==========       =========        =========      ==============

                        1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
 (FORMERLY JPMORGAN CORE BOND SUB-ACCOUNT (CLASS C) AND BEFORE THAT AMERICAN FUNDS (Reg.
TM) BOND
 SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.038080         8.930842          431,668.6010
  01/01/2009    to  12/31/2009        8.930842         9.839740        1,765,576.4200
  01/01/2010    to  12/31/2010        9.839740        10.258953        2,205,932.0204
  01/01/2011    to  12/31/2011       10.258953        10.665052        2,868,667.9830
  01/01/2012    to  12/31/2012       10.665052        10.994233        2,799,901.7734
  01/01/2013    to  04/26/2013       10.994233        10.965528                0.0000
============   ==== ==========       =========        =========       ===============
JPMORGAN GLOBAL ACTIVE ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.012709         1.047513        5,781,678.2976
  01/01/2013    to  12/31/2013        1.047513         1.142433       17,565,443.6952
============   ==== ==========       =========        =========       ===============
LOOMIS SAYLES GLOBAL MARKETS SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988562        10.315213           65,186.2876
  01/01/2007    to  12/31/2007       10.315213        12.958474          467,262.5377
  01/01/2008    to  12/31/2008       12.958474         7.734002          574,062.5074
  01/01/2009    to  12/31/2009        7.734002        10.701942          674,507.5800
  01/01/2010    to  12/31/2010       10.701942        12.831376          989,430.4260
  01/01/2011    to  12/31/2011       12.831376        12.422254          897,186.6595
  01/01/2012    to  12/31/2012       12.422254        14.272304          804,009.2089
  01/01/2013    to  12/31/2013       14.272304        16.426933          684,376.7472
============   ==== ==========       =========        =========       ===============
LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       15.968273        16.971948        2,305,656.3497
  01/01/2005    to  12/31/2005       16.971948        16.927392        1,537,124.4946
  01/01/2006    to  12/31/2006       16.927392        18.156219        1,546,336.5949
  01/01/2007    to  12/31/2007       18.156219        19.008084        1,523,473.4252
  01/01/2008    to  12/31/2008       19.008084        15.202771        1,183,620.7158
  01/01/2009    to  12/31/2009       15.202771        20.432677        1,142,309.7400
  01/01/2010    to  12/31/2010       20.432677        22.681637        1,071,584.3598
  01/01/2011    to  12/31/2011       22.681637        23.282932        1,012,934.5142
  01/01/2012    to  12/31/2012       23.282932        25.838916          968,505.0569
  01/01/2013    to  12/31/2013       25.838916        27.416616          912,244.2604
============   ==== ==========       =========        =========       ===============
MET/EATON VANCE FLOATING RATE SUB-ACCOUNT (CLASS B)
  05/03/2010    to  12/31/2010        9.997603        10.198534          192,719.0026
  01/01/2011    to  12/31/2011       10.198534        10.223228          416,310.5234
  01/01/2012    to  12/31/2012       10.223228        10.781338          538,503.6132
  01/01/2013    to  12/31/2013       10.781338        11.000723          617,200.0755
============   ==== ==========       =========        =========       ===============

                        1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
MET/FRANKLIN LOW DURATION TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/02/2011    to  12/31/2011        9.987604         9.743895          174,811.0396
  01/01/2012    to  12/31/2012        9.743895         9.995045          363,101.3683
  01/01/2013    to  12/31/2013        9.995045         9.935655        1,084,378.0769
============   ==== ==========       =========        =========       ===============
MET/PUTNAM RESEARCH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  11/19/2004        7.657424         7.842093          672,573.1924
============   ==== ==========       =========        =========       ===============
MET/TEMPLETON INTERNATIONAL BOND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009        9.998082        10.871607           33,709.3600
  01/01/2010    to  12/31/2010       10.871607        12.129841          150,154.6529
  01/01/2011    to  12/31/2011       12.129841        11.880428          123,804.7905
  01/01/2012    to  12/31/2012       11.880428        13.341128           79,334.4361
  01/01/2013    to  12/31/2013       13.341128        13.245689           77,744.4143
============   ==== ==========       =========        =========       ===============
METLIFE BALANCED PLUS SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.965951        10.403852       11,258,006.2754
  01/01/2013    to  12/31/2013       10.403852        11.691635       14,685,723.6325
============   ==== ==========       =========        =========       ===============
METLIFE MULTI-INDEX TARGETED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        1.077893         1.124426        4,035,944.2235
============   ==== ==========       =========        =========       ===============
MFS (Reg. TM) EMERGING MARKETS EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988562        10.453918          150,669.8182
  01/01/2007    to  12/31/2007       10.453918        14.033128          553,272.4136
  01/01/2008    to  12/31/2008       14.033128         6.131668          684,455.5441
  01/01/2009    to  12/31/2009        6.131668        10.179606        1,107,585.9100
  01/01/2010    to  12/31/2010       10.179606        12.369549        1,467,135.4771
  01/01/2011    to  12/31/2011       12.369549         9.881769        1,629,712.7032
  01/01/2012    to  12/31/2012        9.881769        11.544206        1,554,775.7798
  01/01/2013    to  12/31/2013       11.544206        10.778868        1,596,472.0004
============   ==== ==========       =========        =========       ===============
MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.411295        11.056455        1,884,428.7072
  01/01/2005    to  12/31/2005       11.056455        12.649518        1,378,894.2445
  01/01/2006    to  12/31/2006       12.649518        15.732735        1,689,045.0405
  01/01/2007    to  12/31/2007       15.732735        17.512947        1,754,022.5344
  01/01/2008    to  12/31/2008       17.512947         9.917813        1,735,239.5436
  01/01/2009    to  12/31/2009        9.917813        12.822103        1,657,959.1500
  01/01/2010    to  12/31/2010       12.822103        14.036777        1,558,754.1578
  01/01/2011    to  12/31/2011       14.036777        12.315804        1,451,252.3352
  01/01/2012    to  12/31/2012       12.315804        14.122923        1,356,246.8699
  01/01/2013    to  12/31/2013       14.122923        16.550500        1,220,678.8154
============   ==== ==========       =========        =========       ===============

                        1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.411529        11.152314        3,469,965.1450
  01/01/2005    to  12/31/2005       11.152314        11.111391        2,463,646.6739
  01/01/2006    to  12/31/2006       11.111391        10.961391        2,220,380.5386
  01/01/2007    to  12/31/2007       10.961391        11.933208        2,084,242.4959
  01/01/2008    to  12/31/2008       11.933208        10.917813        2,251,813.4076
  01/01/2009    to  12/31/2009       10.917813        12.664811        3,251,441.7700
  01/01/2010    to  12/31/2010       12.664811        13.411023        3,828,808.8985
  01/01/2011    to  12/31/2011       13.411023        14.647270        3,925,981.3901
  01/01/2012    to  12/31/2012       14.647270        15.706100        3,926,677.4296
  01/01/2013    to  12/31/2013       15.706100        14.002111        3,292,234.6182
============   ==== ==========       =========        =========        ==============
PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.581293        11.946656        2,682,203.9735
  01/01/2005    to  12/31/2005       11.946656        12.003835        2,243,440.5285
  01/01/2006    to  12/31/2006       12.003835        12.329076        2,475,380.0163
  01/01/2007    to  12/31/2007       12.329076        13.030449        2,573,935.4892
  01/01/2008    to  12/31/2008       13.030449        12.856283        3,279,295.3815
  01/01/2009    to  12/31/2009       12.856283        14.910936        6,136,350.1700
  01/01/2010    to  12/31/2010       14.910936        15.849486        7,981,182.9396
  01/01/2011    to  12/31/2011       15.849486        16.068936        7,781,167.3270
  01/01/2012    to  12/31/2012       16.068936        17.252528        7,561,249.3533
  01/01/2013    to  12/31/2013       17.252528        16.628506        6,568,373.0291
============   ==== ==========       =========        =========        ==============
PIONEER FUND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       12.701227        15.535332            3,875.2400
  01/01/2010    to  12/31/2010       15.535332        17.698021           26,069.9948
  01/01/2011    to  12/31/2011       17.698021        16.544278           60,241.1375
  01/01/2012    to  12/31/2012       16.544278        17.942723           67,625.4960
  01/01/2013    to  12/31/2013       17.942723        23.399440           73,838.0464
============   ==== ==========       =========        =========        ==============
PIONEER STRATEGIC INCOME SUB-ACCOUNT (CLASS E)
  05/03/2010    to  12/31/2010       11.744622        12.307762          295,506.3473
  01/01/2011    to  12/31/2011       12.307762        12.512948          452,133.2416
  01/01/2012    to  12/31/2012       12.512948        13.703146          436,101.8418
  01/01/2013    to  12/31/2013       13.703146        13.655406          421,354.7081
============   ==== ==========       =========        =========        ==============
PYRAMIS (Reg. TM) GOVERNMENT INCOME SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.734635        10.875038        2,787,496.6231
  01/01/2013    to  12/31/2013       10.875038        10.203401        1,546,251.6604
============   ==== ==========       =========        =========        ==============
PYRAMIS (Reg. TM) MANAGED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       10.215119        10.726847          285,431.0588
============   ==== ==========       =========        =========        ==============

                        1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
SCHRODERS GLOBAL MULTI-ASSET SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.010688         1.065582        6,185,048.1704
  01/01/2013    to  12/31/2013        1.065582         1.152969       15,375,194.1818
============   ==== ==========       =========        =========       ===============
SSGA GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        8.314090         8.474073           19,886.2648
  01/01/2009    to  12/31/2009        8.474073        10.399444        1,426,873.3400
  01/01/2010    to  12/31/2010       10.399444        11.469830        2,651,157.7338
  01/01/2011    to  12/31/2011       11.469830        11.390862        3,418,486.3701
  01/01/2012    to  12/31/2012       11.390862        12.629955        3,190,895.8286
  01/01/2013    to  12/31/2013       12.629955        14.015779        2,715,902.3492
============   ==== ==========       =========        =========       ===============
SSGA GROWTH ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        7.698088         7.769023           17,504.5765
  01/01/2009    to  12/31/2009        7.769023         9.855748        1,015,436.6800
  01/01/2010    to  12/31/2010        9.855748        11.055654        1,566,354.6843
  01/01/2011    to  12/31/2011       11.055654        10.632939        2,207,831.6137
  01/01/2012    to  12/31/2012       10.632939        12.018082        2,284,146.2814
  01/01/2013    to  12/31/2013       12.018082        13.943906        2,271,589.9336
============   ==== ==========       =========        =========       ===============
T. ROWE PRICE LARGE CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       42.722358        47.288467        1,278,395.0330
  01/01/2005    to  12/31/2005       47.288467        48.046567          944,813.1184
  01/01/2006    to  12/31/2006       48.046567        55.612548        1,006,501.2743
  01/01/2007    to  12/31/2007       55.612548        56.676164          903,235.4541
  01/01/2008    to  12/31/2008       56.676164        35.456933          791,091.4221
  01/01/2009    to  12/31/2009       35.456933        41.250240          762,544.7100
  01/01/2010    to  12/31/2010       41.250240        47.433661          707,005.2441
  01/01/2011    to  12/31/2011       47.433661        44.743119          635,043.3189
  01/01/2012    to  12/31/2012       44.743119        51.866902          590,548.9292
  01/01/2013    to  12/31/2013       51.866902        68.181976          576,258.1376
============   ==== ==========       =========        =========       ===============
T. ROWE PRICE MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        6.072712         7.030656        2,304,586.4158
  01/01/2005    to  12/31/2005        7.030656         7.919619        2,509,867.3433
  01/01/2006    to  12/31/2006        7.919619         8.262314        2,787,888.8492
  01/01/2007    to  12/31/2007        8.262314         9.550114        2,838,873.7163
  01/01/2008    to  12/31/2008        9.550114         5.653832        2,780,607.6667
  01/01/2009    to  12/31/2009        5.653832         8.082081        3,649,187.0500
  01/01/2010    to  12/31/2010        8.082081        10.140573        3,625,910.2671
  01/01/2011    to  12/31/2011       10.140573         9.800815        3,511,330.1040
  01/01/2012    to  12/31/2012        9.800815        10.947584        3,188,985.7697
  01/01/2013    to  12/31/2013       10.947584        14.692799        2,834,434.2261
============   ==== ==========       =========        =========       ===============

                        1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.414006        14.188273        2,329,772.3620
  01/01/2005    to  12/31/2005       14.188273        16.100983        2,080,104.1971
  01/01/2006    to  12/31/2006       16.100983        17.899981        2,201,821.2268
  01/01/2007    to  12/31/2007       17.899981        17.056395        2,005,086.4356
  01/01/2008    to  12/31/2008       17.056395        11.761385        1,817,125.4864
  01/01/2009    to  12/31/2009       11.761385        14.614344        1,803,390.9400
  01/01/2010    to  12/31/2010       14.614344        17.218453        1,788,638.5263
  01/01/2011    to  12/31/2011       17.218453        15.400050        1,745,938.9641
  01/01/2012    to  12/31/2012       15.400050        17.853291        1,477,939.5884
  01/01/2013    to  12/31/2013       17.853291        23.236144        1,236,327.3402
============   ==== ==========       =========        =========        ==============
METROPOLITAN SERIES FUND
BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       12.042406        13.184184        1,426,311.2961
============   ==== ==========       =========        =========        ==============
BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY AMERICAN FUNDS (Reg. TM) INTERNATIONAL SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.088078         6.040337        1,015,634.4937
  01/01/2009    to  12/31/2009        6.040337         8.461583        2,114,373.0600
  01/01/2010    to  12/31/2010        8.461583         8.888011        2,557,917.2400
  01/01/2011    to  12/31/2011        8.888011         7.486399        2,632,595.1694
  01/01/2012    to  12/31/2012        7.486399         8.638908        2,334,416.1737
  01/01/2013    to  04/26/2013        8.638908         8.949795                0.0000
============   ==== ==========       =========        =========        ==============
BARCLAYS AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G)
 (FORMERLY BARCLAYS CAPITAL AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009       13.897321        14.351824          100,634.9100
  01/01/2010    to  12/31/2010       14.351824        14.899780          302,749.3567
  01/01/2011    to  12/31/2011       14.899780        15.688931          468,494.1809
  01/01/2012    to  12/31/2012       15.688931        15.967684          558,690.0426
  01/01/2013    to  12/31/2013       15.967684        15.287359          578,517.1887
============   ==== ==========       =========        =========        ==============
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005        9.832112         9.912691        1,636,855.6528
  01/01/2006    to  12/31/2006        9.912691        10.184528        2,928,687.9304
  01/01/2007    to  12/31/2007       10.184528        10.488684        3,209,808.7050
  01/01/2008    to  12/31/2008       10.488684        10.574117        8,674,989.1980
  01/01/2009    to  12/31/2009       10.574117        10.416985        7,594,313.0900
  01/01/2010    to  12/31/2010       10.416985        10.236266        7,145,063.9622
  01/01/2011    to  12/31/2011       10.236266        10.059165        7,458,604.0332
  01/01/2012    to  12/31/2012       10.059165         9.883705        5,071,405.9321
  01/01/2013    to  12/31/2013        9.883705         9.712238        4,624,974.0332
============   ==== ==========       =========        =========        ==============

                       1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
 (FORMERLY MET INVESTORS SERIES TRUST - MONEY MARKET SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        9.941055         9.830775        705,063.1521
  01/01/2005    to  04/30/2005        9.830775         9.832408         15,384.7195
============   ==== ==========       =========        =========      ==============
DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  01/01/2004    to  12/31/2004       10.683910        11.772734      4,984,547.1735
  01/01/2005    to  12/31/2005       11.772734        12.741735      3,808,951.1096
  01/01/2006    to  12/31/2006       12.741735        14.325075      4,090,483.3841
  01/01/2007    to  12/31/2007       14.325075        14.699041      4,003,015.4437
  01/01/2008    to  12/31/2008       14.699041         8.744157      3,925,289.2989
  01/01/2009    to  12/31/2009        8.744157        11.327250      4,391,993.2300
  01/01/2010    to  12/31/2010       11.327250        12.446164      4,352,583.2105
  01/01/2011    to  12/31/2011       12.446164        11.719538      4,247,790.9302
  01/01/2012    to  12/31/2012       11.719538        12.977808      3,639,505.8002
  01/01/2013    to  12/31/2013       12.977808        17.028538      3,085,462.6997
============   ==== ==========       =========        =========      ==============
FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       14.555344        17.310581        397,566.6573
============   ==== ==========       =========        =========      ==============
FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY TURNER MID CAP GROWTH SUB-ACCOUNT (CLASS B))
  05/01/2004    to  12/31/2004        9.998562        11.088963        607,504.4692
  01/01/2005    to  12/31/2005       11.088963        12.134782        384,671.9183
  01/01/2006    to  12/31/2006       12.134782        12.648888        488,658.0219
  01/01/2007    to  12/31/2007       12.648888        15.429601        608,232.2181
  01/01/2008    to  12/31/2008       15.429601         7.838404        587,465.1747
  01/01/2009    to  12/31/2009        7.838404        11.335295        545,087.9400
  01/01/2010    to  12/31/2010       11.335295        14.164443        532,004.1929
  01/01/2011    to  12/31/2011       14.164443        12.880067        547,371.3652
  01/01/2012    to  12/31/2012       12.880067        13.417273        476,470.8879
  01/01/2013    to  04/26/2013       13.417273        14.461751              0.0000
============   ==== ==========       =========        =========      ==============
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.698673        10.381735      2,143,440.0559
  01/01/2005    to  12/31/2005       10.381735        11.583229      1,427,441.4251
  01/01/2006    to  12/31/2006       11.583229        11.670094      1,638,152.1073
  01/01/2007    to  12/31/2007       11.670094        12.772482      1,581,921.5609
  01/01/2008    to  12/31/2008       12.772482         7.963454      1,551,252.8603
  01/01/2009    to  12/31/2009        7.963454        10.921265      1,781,708.2000
  01/01/2010    to  12/31/2010       10.921265        11.946084      1,712,164.2410
  01/01/2011    to  12/31/2011       11.946084        11.765296      1,571,504.4441
  01/01/2012    to  12/31/2012       11.765296        13.358605      2,574,947.6990
  01/01/2013    to  12/31/2013       13.358605        17.948732      2,333,821.9085
============   ==== ==========       =========        =========      ==============

                       1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY JENNISON LARGE CAP EQUITY SUB-ACCOUNT (CLASS B) AND BEFORE THAT RAINIER
LARGE CAP EQUITY
 SUB-ACCOUNT (CLASS B))
  11/12/2007    to  12/31/2007        9.564450         9.978019          57,408.4183
  01/01/2008    to  12/31/2008        9.978019         5.705506         516,683.5299
  01/01/2009    to  12/31/2009        5.705506         6.910104         488,094.0900
  01/01/2010    to  12/31/2010        6.910104         7.834937         414,301.6397
  01/01/2011    to  12/31/2011        7.834937         7.403653         476,446.3291
  01/01/2012    to  12/31/2012        7.403653         8.196467         371,920.3657
  01/01/2013    to  04/26/2013        8.196467         8.798666               0.0000
============   ==== ==========       =========        =========       ==============
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        7.897196         8.256769       4,933,536.0487
  01/01/2005    to  12/31/2005        8.256769         8.496442       3,325,789.3318
  01/01/2006    to  12/31/2006        8.496442         8.985325       3,267,057.7938
  01/01/2007    to  12/31/2007        8.985325        10.090152       3,069,690.3843
  01/01/2008    to  12/31/2008       10.090152         5.359740       2,538,996.6980
  01/01/2009    to  12/31/2009        5.359740         7.568480       2,330,307.4300
  01/01/2010    to  12/31/2010        7.568480         8.136100       2,020,755.9839
  01/01/2011    to  12/31/2011        8.136100         7.884860       1,836,098.7767
  01/01/2012    to  04/27/2012        7.884860         8.860339               0.0000
============   ==== ==========       =========        =========       ==============
MET/ARTISAN MID CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       13.862260        14.935957       2,326,417.7204
  01/01/2005    to  12/31/2005       14.935957        16.102428       2,059,343.2150
  01/01/2006    to  12/31/2006       16.102428        17.750131       1,938,746.9426
  01/01/2007    to  12/31/2007       17.750131        16.206575       1,739,557.5778
  01/01/2008    to  12/31/2008       16.206575         8.577913       1,563,693.7824
  01/01/2009    to  12/31/2009        8.577913        11.901726       1,401,945.3300
  01/01/2010    to  12/31/2010       11.901726        13.421612       1,229,563.7787
  01/01/2011    to  12/31/2011       13.421612        14.045289       1,191,623.4151
  01/01/2012    to  12/31/2012       14.045289        15.398682       1,062,669.8414
  01/01/2013    to  12/31/2013       15.398682        20.656077         909,699.7145
============   ==== ==========       =========        =========       ==============
MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008       10.064695        10.129881           2,241.7275
  01/01/2009    to  12/31/2009       10.129881        14.206229          80,553.9500
  01/01/2010    to  12/31/2010       14.206229        17.113440         171,671.0437
  01/01/2011    to  12/31/2011       17.113440        14.083849         248,471.2541
  01/01/2012    to  12/31/2012       14.083849        16.315960         207,967.0234
  01/01/2013    to  12/31/2013       16.315960        20.458437         221,011.9658
============   ==== ==========       =========        =========       ==============

                       1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
METLIFE MID CAP STOCK INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       10.743176        13.360309          41,765.7400
  01/01/2010    to  12/31/2010       13.360309        16.531427         102,177.0255
  01/01/2011    to  12/31/2011       16.531427        15.881398         128,276.6954
  01/01/2012    to  12/31/2012       15.881398        18.298861         139,688.8559
  01/01/2013    to  12/31/2013       18.298861        23.871000         261,800.7353
============   ==== ==========       =========        =========       ==============
METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.371889        11.239084       1,579,342.3803
  01/01/2005    to  12/31/2005       11.239084        11.527947       1,708,923.5260
  01/01/2006    to  12/31/2006       11.527947        13.048866       1,484,207.7008
  01/01/2007    to  12/31/2007       13.048866        13.459109       1,324,928.4194
  01/01/2008    to  12/31/2008       13.459109         8.297251       1,423,638.0340
  01/01/2009    to  12/31/2009        8.297251        10.266698       1,978,276.6100
  01/01/2010    to  12/31/2010       10.266698        11.550585       1,989,661.6873
  01/01/2011    to  12/31/2011       11.550585        11.536230       2,110,295.5522
  01/01/2012    to  12/31/2012       11.536230        13.083956       2,382,117.3539
  01/01/2013    to  12/31/2013       13.083956        16.932566       2,384,393.9986
============   ==== ==========       =========        =========       ==============
MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       17.944162        20.917289         503,095.1085
============   ==== ==========       =========        =========       ==============
MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/FRANKLIN MUTUAL SHARES SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.998082         6.584222         159,115.3337
  01/01/2009    to  12/31/2009        6.584222         8.080016         429,992.0300
  01/01/2010    to  12/31/2010        8.080016         8.815149         719,475.0488
  01/01/2011    to  12/31/2011        8.815149         8.615160         786,464.9821
  01/01/2012    to  12/31/2012        8.615160         9.642956         713,257.6515
  01/01/2013    to  04/26/2013        9.642956        10.551252               0.0000
============   ==== ==========       =========        =========       ==============
MSCI EAFE (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
 (FORMERLY MORGAN STANLEY EAFE (Reg. TM) SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009        8.895451        11.436663         126,443.0400
  01/01/2010    to  12/31/2010       11.436663        12.110959         202,589.2940
  01/01/2011    to  12/31/2011       12.110959        10.395367         235,818.5508
  01/01/2012    to  12/31/2012       10.395367        12.046530         216,782.3733
  01/01/2013    to  12/31/2013       12.046530        14.375224         363,515.0324
============   ==== ==========       =========        =========       ==============
NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       15.851452        19.748305         402,766.1674
============   ==== ==========       =========        =========       ==============

                       1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
 (FORMERLY MLA MID CAP SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004       11.933125        13.414325        939,494.6966
  01/01/2005    to  12/31/2005       13.414325        14.244599        812,668.8522
  01/01/2006    to  12/31/2006       14.244599        16.052398        792,054.4037
  01/01/2007    to  12/31/2007       16.052398        15.344915        852,082.9812
  01/01/2008    to  12/31/2008       15.344915         9.302868        577,632.8078
  01/01/2009    to  12/31/2009        9.302868        12.502044        549,877.1900
  01/01/2010    to  12/31/2010       12.502044        15.093613        534,446.3846
  01/01/2011    to  12/31/2011       15.093613        14.049713        482,948.0700
  01/01/2012    to  12/31/2012       14.049713        14.534389        427,820.6872
  01/01/2013    to  04/26/2013       14.534389        15.741755              0.0000
============   ==== ==========       =========        =========      ==============
RUSSELL 2000 (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       11.026831        13.541011         38,651.6900
  01/01/2010    to  12/31/2010       13.541011        16.838547        117,877.3557
  01/01/2011    to  12/31/2011       16.838547        15.830866        164,138.9444
  01/01/2012    to  12/31/2012       15.830866        18.035140        207,293.7913
  01/01/2013    to  12/31/2013       18.035140        24.478371        266,413.3726
============   ==== ==========       =========        =========      ==============
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       40.173489        50.606759        195,444.0182
============   ==== ==========       =========        =========      ==============
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY RCM TECHNOLOGY SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        4.561046         4.288441      1,387,165.3470
  01/01/2005    to  12/31/2005        4.288441         4.678488        881,423.9561
  01/01/2006    to  12/31/2006        4.678488         4.843341        981,053.7874
  01/01/2007    to  12/31/2007        4.843341         6.259103      1,281,841.0510
  01/01/2008    to  12/31/2008        6.259103         3.416265      1,165,368.9066
  01/01/2009    to  12/31/2009        3.416265         5.336818      1,546,049.7500
  01/01/2010    to  12/31/2010        5.336818         6.696466      1,456,799.0978
  01/01/2011    to  12/31/2011        6.696466         5.929364      1,394,267.7186
  01/01/2012    to  12/31/2012        5.929364         6.531984      1,103,095.6420
  01/01/2013    to  04/26/2013        6.531984         6.823038              0.0000
============   ==== ==========       =========        =========      ==============
VAN ECK GLOBAL NATURAL RESOURCES SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       11.606782        14.726652         50,351.1400
  01/01/2010    to  12/31/2010       14.726652        18.671588        149,743.3191
  01/01/2011    to  12/31/2011       18.671588        15.288720        238,477.2294
  01/01/2012    to  12/31/2012       15.288720        15.409403        244,334.6116
  01/01/2013    to  12/31/2013       15.409403        16.770589        187,660.2236
============   ==== ==========       =========        =========      ==============

                       1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005       15.232212        15.181339          22,550.0470
  01/01/2006    to  12/31/2006       15.181339        15.502724          86,787.6793
  01/01/2007    to  12/31/2007       15.502724        15.846744         173,390.5817
  01/01/2008    to  12/31/2008       15.846744        15.488235         312,325.8107
  01/01/2009    to  12/31/2009       15.488235        15.840564         480,995.1100
  01/01/2010    to  12/31/2010       15.840564        16.420744         654,029.8508
  01/01/2011    to  12/31/2011       16.420744        16.986337         689,015.3491
  01/01/2012    to  12/31/2012       16.986337        17.198787         610,046.0423
  01/01/2013    to  12/31/2013       17.198787        16.747425         537,936.8763
============   ==== ==========       =========        =========      ===============
MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM
METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.300629        10.685617       2,213,209.3000
  01/01/2005    to  12/31/2005       10.685617        11.590752       5,453,491.2845
  01/01/2006    to  12/31/2006       11.590752        12.944726       7,434,056.8268
  01/01/2007    to  12/31/2007       12.944726        13.086132       7,321,485.5993
  01/01/2008    to  12/31/2008       13.086132         7.610366       6,490,225.9388
  01/01/2009    to  12/31/2009        7.610366         9.919738       6,596,854.5000
  01/01/2010    to  12/31/2010        9.919738        11.356251       6,341,797.8258
  01/01/2011    to  12/31/2011       11.356251        10.515063       6,261,087.1205
  01/01/2012    to  12/31/2012       10.515063        12.061485       5,606,319.8885
  01/01/2013    to  12/31/2013       12.061485        15.349577       5,575,504.0722
============   ==== ==========       =========        =========      ===============
METLIFE BALANCED STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.100803        10.389680      13,257,270.6000
  01/01/2005    to  12/31/2005       10.389680        10.937077      30,155,136.3775
  01/01/2006    to  12/31/2006       10.937077        12.035216      44,641,442.0347
  01/01/2007    to  12/31/2007       12.035216        12.402700      57,251,497.9108
  01/01/2008    to  12/31/2008       12.402700         8.294780      55,515,384.9696
  01/01/2009    to  12/31/2009        8.294780        10.460525      55,632,695.2600
  01/01/2010    to  12/31/2010       10.460525        11.675611      56,099,136.6667
  01/01/2011    to  12/31/2011       11.675611        11.278110      53,830,140.2053
  01/01/2012    to  12/31/2012       11.278110        12.625255      49,469,018.7129
  01/01/2013    to  12/31/2013       12.625255        14.815420      46,086,627.2914
============   ==== ==========       =========        =========      ===============

                        1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004        9.940942        10.105881        1,028,820.4850
  01/01/2005    to  12/31/2005       10.105881        10.375938        3,083,958.7669
  01/01/2006    to  12/31/2006       10.375938        11.075921        5,087,809.1993
  01/01/2007    to  12/31/2007       11.075921        11.526954        8,010,536.6604
  01/01/2008    to  12/31/2008       11.526954         8.987380       15,011,543.6110
  01/01/2009    to  12/31/2009        8.987380        10.854598       16,266,071.9600
  01/01/2010    to  12/31/2010       10.854598        11.829251       16,834,585.9602
  01/01/2011    to  12/31/2011       11.829251        11.830850       16,592,336.7208
  01/01/2012    to  12/31/2012       11.830850        12.892990       15,754,783.9479
  01/01/2013    to  12/31/2013       12.892990        13.819648       11,939,087.0285
============   ==== ==========       =========        =========       ===============
METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.240681        10.600541       10,403,515.5800
  01/01/2005    to  12/31/2005       10.600541        11.367691       25,977,701.3949
  01/01/2006    to  12/31/2006       11.367691        12.689689       45,893,148.8369
  01/01/2007    to  12/31/2007       12.689689        13.054701       69,469,707.8460
  01/01/2008    to  12/31/2008       13.054701         7.969996       68,454,250.9118
  01/01/2009    to  12/31/2009        7.969996        10.188952       63,822,858.2600
  01/01/2010    to  12/31/2010       10.188952        11.563163       60,628,677.9788
  01/01/2011    to  12/31/2011       11.563163        10.922825       55,720,605.5803
  01/01/2012    to  12/31/2012       10.922825        12.419539       50,881,185.5886
  01/01/2013    to  12/31/2013       12.419539        15.366779       50,261,141.0705
============   ==== ==========       =========        =========       ===============
METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/FRANKLIN TEMPLETON FOUNDING STRATEGY SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.998082         7.016687        3,285,606.2257
  01/01/2009    to  12/31/2009        7.016687         8.863588        3,853,634.2000
  01/01/2010    to  12/31/2010        8.863588         9.584867        3,789,520.2468
  01/01/2011    to  12/31/2011        9.584867         9.253106        3,758,850.3330
  01/01/2012    to  12/31/2012        9.253106        10.557734        3,604,520.1753
  01/01/2013    to  04/26/2013       10.557734        11.353330                0.0000
============   ==== ==========       =========        =========       ===============

                        1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
METLIFE MODERATE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.010881        10.226064        4,046,698.7430
  01/01/2005    to  12/31/2005       10.226064        10.633274        9,743,418.7961
  01/01/2006    to  12/31/2006       10.633274        11.518490       14,282,137.9124
  01/01/2007    to  12/31/2007       11.518490        12.020101       18,882,391.9704
  01/01/2008    to  12/31/2008       12.020101         8.690395       20,868,660.8164
  01/01/2009    to  12/31/2009        8.690395        10.767338       22,934,911.6400
  01/01/2010    to  12/31/2010       10.767338        11.892574       23,439,387.5385
  01/01/2011    to  12/31/2011       11.892574        11.673042       22,281,647.5233
  01/01/2012    to  12/31/2012       11.673042        12.891083       20,830,452.2319
  01/01/2013    to  12/31/2013       12.891083        14.469509       18,712,679.6285
============   ==== ==========       =========        =========       ===============

                        1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
MET INVESTORS SERIES TRUST
ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.178148        10.497446        9,078,247.1325
  01/01/2013    to  12/31/2013       10.497446        11.459381       10,083,633.5335
============   ==== ==========       =========        =========       ===============
AMERICAN FUNDS (Reg. TM) BALANCED ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.008027         6.992356        3,809,095.5772
  01/01/2009    to  12/31/2009        6.992356         8.881638        9,719,558.9000
  01/01/2010    to  12/31/2010        8.881638         9.784098       13,797,528.8197
  01/01/2011    to  12/31/2011        9.784098         9.405479       15,710,713.9630
  01/01/2012    to  12/31/2012        9.405479        10.486500       14,884,615.4380
  01/01/2013    to  12/31/2013       10.486500        12.208182       14,007,204.7864
============   ==== ==========       =========        =========       ===============
AMERICAN FUNDS (Reg. TM) GROWTH ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.998027         6.342282        7,478,490.8544
  01/01/2009    to  12/31/2009        6.342282         8.349533       11,158,625.7600
  01/01/2010    to  12/31/2010        8.349533         9.306378       11,942,222.2899
  01/01/2011    to  12/31/2011        9.306378         8.708073       12,000,701.9885
  01/01/2012    to  12/31/2012        8.708073         9.933828       10,741,447.8788
  01/01/2013    to  12/31/2013        9.933828        12.206386       10,152,046.5943
============   ==== ==========       =========        =========       ===============
AMERICAN FUNDS (Reg. TM) GROWTH SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.988028         5.743791          616,676.8452
  01/01/2009    to  12/31/2009        5.743791         7.835191        1,778,142.0000
  01/01/2010    to  12/31/2010        7.835191         9.105799        2,614,727.0384
  01/01/2011    to  12/31/2011        9.105799         8.532140        2,882,108.6680
  01/01/2012    to  12/31/2012        8.532140         9.838177        2,619,107.0243
  01/01/2013    to  12/31/2013        9.838177        12.540809        2,230,623.5093
============   ==== ==========       =========        =========       ===============
AMERICAN FUNDS (Reg. TM) MODERATE ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.018026         7.664231        1,851,745.0570
  01/01/2009    to  12/31/2009        7.664231         9.288692        6,099,987.9000
  01/01/2010    to  12/31/2010        9.288692        10.026861        8,569,012.4567
  01/01/2011    to  12/31/2011       10.026861         9.867207        9,334,878.5744
  01/01/2012    to  12/31/2012        9.867207        10.740633        8,914,418.5085
  01/01/2013    to  12/31/2013       10.740633        11.975342        8,043,908.9825
============   ==== ==========       =========        =========       ===============
AQR GLOBAL RISK BALANCED SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       11.107341        11.482334       10,870,526.4062
  01/01/2013    to  12/31/2013       11.482334        10.895034        9,884,369.0948
============   ==== ==========       =========        =========       ===============
BLACKROCK GLOBAL TACTICAL STRATEGIES SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.934082        10.228279       17,775,657.0673
  01/01/2013    to  12/31/2013       10.228279        11.081407       18,698,889.3335
============   ==== ==========       =========        =========       ===============

                       1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
BLACKROCK HIGH YIELD SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       16.046652        11.971652          32,266.5370
  01/01/2009    to  12/31/2009       11.971652        17.243250         251,286.3600
  01/01/2010    to  12/31/2010       17.243250        19.606939         378,592.1516
  01/01/2011    to  12/31/2011       19.606939        19.709415         406,386.9793
  01/01/2012    to  12/31/2012       19.709415        22.558187         426,859.2401
  01/01/2013    to  12/31/2013       22.558187        24.223673         374,993.3752
============   ==== ==========       =========        =========       ==============
CLARION GLOBAL REAL ESTATE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004        9.998521        12.799274         597,141.0429
  01/01/2005    to  12/31/2005       12.799274        14.241861         448,104.2114
  01/01/2006    to  12/31/2006       14.241861        19.245665         603,303.4149
  01/01/2007    to  12/31/2007       19.245665        16.064120         447,914.0234
  01/01/2008    to  12/31/2008       16.064120         9.201824         407,288.2174
  01/01/2009    to  12/31/2009        9.201824        12.176868         398,715.4800
  01/01/2010    to  12/31/2010       12.176868        13.886119         427,997.8485
  01/01/2011    to  12/31/2011       13.886119        12.876948         472,453.4382
  01/01/2012    to  12/31/2012       12.876948        15.932812         468,307.2973
  01/01/2013    to  12/31/2013       15.932812        16.203410         462,283.7035
============   ==== ==========       =========        =========       ==============
CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        6.638491         7.070062       2,574,044.8090
  01/01/2005    to  12/31/2005        7.070062         7.887068       1,420,964.3860
  01/01/2006    to  12/31/2006        7.887068         7.612069       1,339,272.4269
  01/01/2007    to  12/31/2007        7.612069         7.645002       1,154,904.2918
  01/01/2008    to  12/31/2008        7.645002         4.576046       1,080,782.0415
  01/01/2009    to  12/31/2009        4.576046         5.975843       1,012,880.4100
  01/01/2010    to  12/31/2010        5.975843         7.265437         930,427.9178
  01/01/2011    to  12/31/2011        7.265437         7.367833       1,396,810.4693
  01/01/2012    to  12/31/2012        7.367833         8.574900       1,428,147.7384
  01/01/2013    to  12/31/2013        8.574900        12.262580       1,586,516.1999
============   ==== ==========       =========        =========       ==============
CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B) AND BEFORE
THAT LEGG
 MASON VALUE EQUITY SUB-ACCOUNT (CLASS B))
  11/07/2005    to  12/31/2005       10.246477        10.618538           5,368.6632
  01/01/2006    to  12/31/2006       10.618538        11.116150         197,254.1536
  01/01/2007    to  12/31/2007       11.116150        10.271927         275,417.2282
  01/01/2008    to  12/31/2008       10.271927         4.578276         240,971.5143
  01/01/2009    to  12/31/2009        4.578276         6.203956         396,051.9600
  01/01/2010    to  12/31/2010        6.203956         6.540272         501,254.0454
  01/01/2011    to  04/29/2011        6.540272         6.945274               0.0000
============   ==== ==========       =========        =========       ==============

                       1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO II SUB-ACCOUNT (CLASS B)
 (FORMERLY JANUS FORTY SUB-ACCOUNT (CLASS B))
  05/03/2010    to  12/31/2010       135.103915       138.571745          7,096.0322
  01/01/2011    to  12/31/2011       138.571745       125.835311         13,736.5381
  01/01/2012    to  12/31/2012       125.835311       151.404221         12,980.5082
  01/01/2013    to  12/31/2013       151.404221       191.509486         15,833.4546
============   ==== ==========       ==========       ==========     ===============
GOLDMAN SACHS MID CAP VALUE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004         9.998521        11.939720        642,749.4681
  01/01/2005    to  12/31/2005        11.939720        13.197536        755,942.8156
  01/01/2006    to  12/31/2006        13.197536        14.996823        880,136.7237
  01/01/2007    to  12/31/2007        14.996823        15.183900        884,393.1976
  01/01/2008    to  12/31/2008        15.183900         9.532418        626,689.5514
  01/01/2009    to  12/31/2009         9.532418        12.386674        494,245.3700
  01/01/2010    to  12/31/2010        12.386674        15.113932        490,750.7956
  01/01/2011    to  12/31/2011        15.113932        13.910583        490,608.2628
  01/01/2012    to  12/31/2012        13.910583        16.136315        448,262.4949
  01/01/2013    to  12/31/2013        16.136315        21.023179        409,843.4811
============   ==== ==========       ==========       ==========     ===============
HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        11.651185        13.791399      2,141,878.0681
  01/01/2005    to  12/31/2005        13.791399        15.474588      1,708,844.9828
  01/01/2006    to  12/31/2006        15.474588        19.584134      1,778,510.3311
  01/01/2007    to  12/31/2007        19.584134        19.017716      1,638,960.3342
  01/01/2008    to  12/31/2008        19.017716        11.041112      1,367,740.7266
  01/01/2009    to  12/31/2009        11.041112        16.815186      1,330,678.2200
  01/01/2010    to  12/31/2010        16.815186        19.227231      1,470,086.0417
  01/01/2011    to  12/31/2011        19.227231        16.192619      1,435,012.5225
  01/01/2012    to  12/31/2012        16.192619        20.554229      1,281,680.4278
  01/01/2013    to  12/31/2013        20.554229        26.342855      1,298,819.1437
============   ==== ==========       ==========       ==========     ===============
INVESCO BALANCED-RISK ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012         1.010647         1.045112     29,337,654.5463
  01/01/2013    to  12/31/2013         1.045112         1.045571     30,806,801.4275
============   ==== ==========       ==========       ==========     ===============

                       1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
INVESCO COMSTOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B))
  05/01/2005    to  12/31/2005        9.998521        10.447819        156,499.5392
  01/01/2006    to  12/31/2006       10.447819        11.909290        338,153.6938
  01/01/2007    to  12/31/2007       11.909290        11.404215        365,711.1651
  01/01/2008    to  12/31/2008       11.404215         7.177860        334,062.1525
  01/01/2009    to  12/31/2009        7.177860         8.923076        447,005.0500
  01/01/2010    to  12/31/2010        8.923076        10.065751        501,516.5527
  01/01/2011    to  12/31/2011       10.065751         9.739920        550,460.4026
  01/01/2012    to  12/31/2012        9.739920        11.328525        591,104.8303
  01/01/2013    to  12/31/2013       11.328525        15.064004        620,690.3331
============   ==== ==========       =========        =========      ==============
INVESCO MID CAP VALUE SUB-ACCOUNT (CLASS B)
 (FORMERLY LORD ABBETT MID CAP VALUE SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       24.701441        16.230660         40,761.0721
  01/01/2009    to  12/31/2009       16.230660        20.170985        173,122.5400
  01/01/2010    to  12/31/2010       20.170985        24.868817        200,779.5936
  01/01/2011    to  12/31/2011       24.868817        23.522723        206,386.4995
  01/01/2012    to  12/31/2012       23.522723        26.496199        200,502.3381
  01/01/2013    to  12/31/2013       26.496199        33.910186        184,058.3487
============   ==== ==========       =========        =========      ==============
INVESCO SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.499598        12.020385      1,623,020.9578
  01/01/2005    to  12/31/2005       12.020385        12.782480      1,176,064.6357
  01/01/2006    to  12/31/2006       12.782480        14.335678        972,968.3298
  01/01/2007    to  12/31/2007       14.335678        15.637262        827,319.8326
  01/01/2008    to  12/31/2008       15.637262         9.409582        662,722.4757
  01/01/2009    to  12/31/2009        9.409582        12.367259        669,949.7000
  01/01/2010    to  12/31/2010       12.367259        15.327193        647,289.9905
  01/01/2011    to  12/31/2011       15.327193        14.891553        636,834.5611
  01/01/2012    to  12/31/2012       14.891553        17.290758        538,658.3986
  01/01/2013    to  12/31/2013       17.290758        23.805318        507,743.9916
============   ==== ==========       =========        =========      ==============
JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       11.009975        10.444963      1,563,268.4273
============   ==== ==========       =========        =========      ==============

                        1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
 (FORMERLY JPMORGAN CORE BOND SUB-ACCOUNT (CLASS C) AND BEFORE THAT AMERICAN FUNDS (Reg.
TM) BOND
 SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.038026         8.927771          278,391.0755
  01/01/2009    to  12/31/2009        8.927771         9.831441          980,053.0800
  01/01/2010    to  12/31/2010        9.831441        10.245177        1,373,461.8914
  01/01/2011    to  12/31/2011       10.245177        10.645421        1,666,203.8036
  01/01/2012    to  12/31/2012       10.645421        10.968482        1,668,901.2178
  01/01/2013    to  04/26/2013       10.968482        10.939784                0.0000
============   ==== ==========       =========        =========       ===============
JPMORGAN GLOBAL ACTIVE ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.012701         1.047153        7,655,870.9709
  01/01/2013    to  12/31/2013        1.047153         1.141470       21,322,662.5595
============   ==== ==========       =========        =========       ===============
LOOMIS SAYLES GLOBAL MARKETS SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988521        10.311750          133,934.5438
  01/01/2007    to  12/31/2007       10.311750        12.947617          328,121.3529
  01/01/2008    to  12/31/2008       12.947617         7.723640          571,515.8787
  01/01/2009    to  12/31/2009        7.723640        10.682263          724,468.8400
  01/01/2010    to  12/31/2010       10.682263        12.801388          779,205.1237
  01/01/2011    to  12/31/2011       12.801388        12.387038          923,958.6202
  01/01/2012    to  12/31/2012       12.387038        14.224693          872,300.7182
  01/01/2013    to  12/31/2013       14.224693        16.363954          717,871.4781
============   ==== ==========       =========        =========       ===============
LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       15.925780        16.918301        2,771,874.1357
  01/01/2005    to  12/31/2005       16.918301        16.865474        1,846,433.2934
  01/01/2006    to  12/31/2006       16.865474        18.080789        1,699,415.0615
  01/01/2007    to  12/31/2007       18.080789        18.919602        1,401,255.6043
  01/01/2008    to  12/31/2008       18.919602        15.124411        1,058,897.5954
  01/01/2009    to  12/31/2009       15.124411        20.317210        1,057,002.7300
  01/01/2010    to  12/31/2010       20.317210        22.542192          967,394.8045
  01/01/2011    to  12/31/2011       22.542192        23.128254          917,344.3441
  01/01/2012    to  12/31/2012       23.128254        25.654361          824,824.4613
  01/01/2013    to  12/31/2013       25.654361        27.207186          734,781.9418
============   ==== ==========       =========        =========       ===============
MET/EATON VANCE FLOATING RATE SUB-ACCOUNT (CLASS B)
  05/03/2010    to  12/31/2010        9.997534        10.195084           68,221.7079
  01/01/2011    to  12/31/2011       10.195084        10.214674          123,526.8414
  01/01/2012    to  12/31/2012       10.214674        10.766904          149,318.0948
  01/01/2013    to  12/31/2013       10.766904        10.980504          401,987.8187
============   ==== ==========       =========        =========       ===============

                        1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
MET/FRANKLIN LOW DURATION TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/02/2011    to  12/31/2011        9.987535         9.740597          394,634.4093
  01/01/2012    to  12/31/2012        9.740597         9.986641          545,067.5430
  01/01/2013    to  12/31/2013        9.986641         9.922338        1,025,298.1450
============   ==== ==========       =========        =========       ===============
MET/PUTNAM RESEARCH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  11/19/2004        7.637036         7.817754          993,305.6103
============   ==== ==========       =========        =========       ===============
MET/TEMPLETON INTERNATIONAL BOND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009        9.998027        10.867960           34,758.0500
  01/01/2010    to  12/31/2010       10.867960        12.119715          112,544.1346
  01/01/2011    to  12/31/2011       12.119715        11.864590          196,529.1185
  01/01/2012    to  12/31/2012       11.864590        13.316647          194,063.5101
  01/01/2013    to  12/31/2013       13.316647        13.214774          176,918.5709
============   ==== ==========       =========        =========       ===============
METLIFE BALANCED PLUS SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.960927        10.395119       14,385,910.7180
  01/01/2013    to  12/31/2013       10.395119        11.675982       17,275,942.6811
============   ==== ==========       =========        =========       ===============
METLIFE MULTI-INDEX TARGETED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        1.077631         1.123774        6,062,820.8958
============   ==== ==========       =========        =========       ===============
MFS (Reg. TM) EMERGING MARKETS EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988521        10.450406           72,747.7988
  01/01/2007    to  12/31/2007       10.450406        14.021368          322,080.9114
  01/01/2008    to  12/31/2008       14.021368         6.123445          442,555.6237
  01/01/2009    to  12/31/2009        6.123445        10.160875          951,338.5800
  01/01/2010    to  12/31/2010       10.160875        12.340627        1,179,937.9708
  01/01/2011    to  12/31/2011       12.340627         9.853738        1,332,328.9305
  01/01/2012    to  12/31/2012        9.853738        11.505677        1,368,638.9622
  01/01/2013    to  12/31/2013       11.505677        10.737520        1,357,994.8239
============   ==== ==========       =========        =========       ===============
MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.386204        11.021453        2,069,121.5884
  01/01/2005    to  12/31/2005       11.021453        12.603190        1,522,889.8641
  01/01/2006    to  12/31/2006       12.603190        15.667304        1,628,699.0663
  01/01/2007    to  12/31/2007       15.667304        17.431346        1,500,469.4417
  01/01/2008    to  12/31/2008       17.431346         9.866638        1,316,194.1240
  01/01/2009    to  12/31/2009        9.866638        12.749564        1,210,959.7000
  01/01/2010    to  12/31/2010       12.749564        13.950399        1,190,272.6761
  01/01/2011    to  12/31/2011       13.950399        12.233902        1,186,549.9265
  01/01/2012    to  12/31/2012       12.233902        14.021955        1,103,078.0616
  01/01/2013    to  12/31/2013       14.021955        16.423965          939,603.8766
============   ==== ==========       =========        =========       ===============

                        1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.408048        11.142998        3,061,984.3576
  01/01/2005    to  12/31/2005       11.142998        11.096573        2,274,973.7393
  01/01/2006    to  12/31/2006       11.096573        10.941314        2,055,042.1997
  01/01/2007    to  12/31/2007       10.941314        11.905367        1,700,055.1886
  01/01/2008    to  12/31/2008       11.905367        10.886879        1,631,796.5109
  01/01/2009    to  12/31/2009       10.886879        12.622618        2,351,725.7600
  01/01/2010    to  12/31/2010       12.622618        13.359664        3,048,120.2860
  01/01/2011    to  12/31/2011       13.359664        14.583906        3,072,252.2853
  01/01/2012    to  12/31/2012       14.583906        15.630297        2,963,639.8286
  01/01/2013    to  12/31/2013       15.630297        13.927562        2,679,828.3900
============   ==== ==========       =========        =========        ==============
PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.550473        11.908891        3,592,733.8360
  01/01/2005    to  12/31/2005       11.908891        11.959923        3,021,342.6907
  01/01/2006    to  12/31/2006       11.959923        12.277851        2,847,466.1932
  01/01/2007    to  12/31/2007       12.277851        12.969788        2,498,091.8260
  01/01/2008    to  12/31/2008       12.969788        12.790020        2,603,981.9761
  01/01/2009    to  12/31/2009       12.790020        14.826672        3,815,734.2800
  01/01/2010    to  12/31/2010       14.826672        15.752043        4,955,168.0144
  01/01/2011    to  12/31/2011       15.752043        15.962182        5,377,423.5944
  01/01/2012    to  12/31/2012       15.962182        17.129299        5,202,560.3805
  01/01/2013    to  12/31/2013       17.129299        16.501480        4,806,127.7176
============   ==== ==========       =========        =========        ==============
PIONEER FUND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       12.604707        15.412194            4,678.4900
  01/01/2010    to  12/31/2010       15.412194        17.548973           24,752.4260
  01/01/2011    to  12/31/2011       17.548973        16.396759           39,387.0592
  01/01/2012    to  12/31/2012       16.396759        17.773798           31,050.1529
  01/01/2013    to  12/31/2013       17.773798        23.167563           41,679.1305
============   ==== ==========       =========        =========        ==============
PIONEER STRATEGIC INCOME SUB-ACCOUNT (CLASS E)
  05/03/2010    to  12/31/2010       11.733980        12.292535           85,460.3839
  01/01/2011    to  12/31/2011       12.292535        12.491238          199,511.6945
  01/01/2012    to  12/31/2012       12.491238        13.672498          279,186.9459
  01/01/2013    to  12/31/2013       13.672498        13.618052          371,377.8814
============   ==== ==========       =========        =========        ==============
PYRAMIS (Reg. TM) GOVERNMENT INCOME SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.729226        10.865912        2,759,049.3376
  01/01/2013    to  12/31/2013       10.865912        10.189740        2,062,186.4805
============   ==== ==========       =========        =========        ==============
PYRAMIS (Reg. TM) MANAGED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       10.214980        10.723087          141,516.0026
============   ==== ==========       =========        =========        ==============

                        1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
SCHRODERS GLOBAL MULTI-ASSET SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.010679         1.065216        7,597,440.7349
  01/01/2013    to  12/31/2013        1.065216         1.151996       13,352,359.8428
============   ==== ==========       =========        =========       ===============
SSGA GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        8.301144         8.460286          101,524.1587
  01/01/2009    to  12/31/2009        8.460286        10.377335        1,802,042.9300
  01/01/2010    to  12/31/2010       10.377335        11.439728        4,199,478.9099
  01/01/2011    to  12/31/2011       11.439728        11.355300        4,942,310.8334
  01/01/2012    to  12/31/2012       11.355300        12.584198        5,019,943.2853
  01/01/2013    to  12/31/2013       12.584198        13.958021        4,695,865.5544
============   ==== ==========       =========        =========       ===============
SSGA GROWTH ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        7.686099         7.756380            7,345.9493
  01/01/2009    to  12/31/2009        7.756380         9.834791        1,442,234.7800
  01/01/2010    to  12/31/2010        9.834791        11.026635        2,127,045.9215
  01/01/2011    to  12/31/2011       11.026635        10.599738        2,368,205.1021
  01/01/2012    to  12/31/2012       10.599738        11.974538        2,047,595.9323
  01/01/2013    to  12/31/2013       11.974538        13.886441        1,805,117.0508
============   ==== ==========       =========        =========       ===============
T. ROWE PRICE LARGE CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       42.608637        47.138957        1,417,141.8408
  01/01/2005    to  12/31/2005       47.138957        47.870784        1,076,495.9235
  01/01/2006    to  12/31/2006       47.870784        55.381470          954,509.0865
  01/01/2007    to  12/31/2007       55.381470        56.412293          757,135.7169
  01/01/2008    to  12/31/2008       56.412293        35.274100          623,657.9898
  01/01/2009    to  12/31/2009       35.274100        41.017005          603,054.3900
  01/01/2010    to  12/31/2010       41.017005        47.141906          592,296.9086
  01/01/2011    to  12/31/2011       47.141906        44.445719          542,561.4028
  01/01/2012    to  12/31/2012       44.445719        51.496265          500,766.1196
  01/01/2013    to  12/31/2013       51.496265        67.660933          441,732.6556
============   ==== ==========       =========        =========       ===============
T. ROWE PRICE MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        6.056532         7.008410        2,048,930.8382
  01/01/2005    to  12/31/2005        7.008410         7.890626        2,222,654.6618
  01/01/2006    to  12/31/2006        7.890626         8.227961        2,043,114.2190
  01/01/2007    to  12/31/2007        8.227961         9.505627        1,985,353.8466
  01/01/2008    to  12/31/2008        9.505627         5.624666        1,747,083.6134
  01/01/2009    to  12/31/2009        5.624666         8.036369        2,038,166.1300
  01/01/2010    to  12/31/2010        8.036369        10.078183        2,326,703.9905
  01/01/2011    to  12/31/2011       10.078183         9.735655        2,391,830.7037
  01/01/2012    to  12/31/2012        9.735655        10.869334        2,279,238.2326
  01/01/2013    to  12/31/2013       10.869334        14.580492        2,079,553.8032
============   ==== ==========       =========        =========       ===============

                        1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.404493        14.169346        2,104,571.8357
  01/01/2005    to  12/31/2005       14.169346        16.071495        1,840,652.9726
  01/01/2006    to  12/31/2006       16.071495        17.858290        1,755,732.0486
  01/01/2007    to  12/31/2007       17.858290        17.008110        1,443,724.3360
  01/01/2008    to  12/31/2008       17.008110        11.722197        1,164,931.7600
  01/01/2009    to  12/31/2009       11.722197        14.558366        1,132,699.5000
  01/01/2010    to  12/31/2010       14.558366        17.143934        1,147,117.3916
  01/01/2011    to  12/31/2011       17.143934        15.325747        1,070,529.9868
  01/01/2012    to  12/31/2012       15.325747        17.758225          879,554.4363
  01/01/2013    to  12/31/2013       17.758225        23.100870          739,136.7906
============   ==== ==========       =========        =========        ==============
METROPOLITAN SERIES FUND
BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        8.973971         9.821513        1,640,161.9752
============   ==== ==========       =========        =========        ==============
BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY AMERICAN FUNDS (Reg. TM) INTERNATIONAL SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.088023         6.038254          431,946.7935
  01/01/2009    to  12/31/2009        6.038254         8.454436        1,052,417.6300
  01/01/2010    to  12/31/2010        8.454436         8.876070        1,784,689.4732
  01/01/2011    to  12/31/2011        8.876070         7.472605        2,018,121.7343
  01/01/2012    to  12/31/2012        7.472605         8.618659        1,894,305.6832
  01/01/2013    to  04/26/2013        8.618659         8.927398                0.0000
============   ==== ==========       =========        =========        ==============
BARCLAYS AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G)
 (FORMERLY BARCLAYS CAPITAL AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009       13.824619        14.272032          134,994.1800
  01/01/2010    to  12/31/2010       14.272032        14.809536          234,451.9631
  01/01/2011    to  12/31/2011       14.809536        15.586135          283,354.4736
  01/01/2012    to  12/31/2012       15.586135        15.855089          337,801.7289
  01/01/2013    to  12/31/2013       15.855089        15.171972          348,228.1940
============   ==== ==========       =========        =========        ==============
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005        9.799387         9.876423          836,908.6974
  01/01/2006    to  12/31/2006        9.876423        10.142207        1,380,988.0751
  01/01/2007    to  12/31/2007       10.142207        10.439850        1,528,198.8217
  01/01/2008    to  12/31/2008       10.439850        10.519609        3,453,459.7078
  01/01/2009    to  12/31/2009       10.519609        10.358106        3,509,197.2800
  01/01/2010    to  12/31/2010       10.358106        10.173319        2,835,347.4059
  01/01/2011    to  12/31/2011       10.173319         9.992322        2,810,528.0328
  01/01/2012    to  12/31/2012        9.992322         9.813093        3,400,606.6945
  01/01/2013    to  12/31/2013        9.813093         9.638029        2,082,146.1292
============   ==== ==========       =========        =========        ==============

                        1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
 (FORMERLY MET INVESTORS SERIES TRUST - MONEY MARKET SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        9.914594         9.799692        1,055,081.7100
  01/01/2005    to  04/30/2005        9.799692         9.799722                0.0000
============   ==== ==========       =========        =========        ==============
DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  01/01/2004    to  12/31/2004       10.655482        11.735525        5,616,092.4340
  01/01/2005    to  12/31/2005       11.735525        12.695134        4,489,657.5895
  01/01/2006    to  12/31/2006       12.695134        14.265570        4,233,485.5363
  01/01/2007    to  12/31/2007       14.265570        14.630624        3,661,355.2511
  01/01/2008    to  12/31/2008       14.630624         8.699080        3,111,521.8681
  01/01/2009    to  12/31/2009        8.699080        11.263222        3,117,520.2300
  01/01/2010    to  12/31/2010       11.263222        12.369630        3,171,564.9799
  01/01/2011    to  12/31/2011       12.369630        11.641659        3,142,392.6232
  01/01/2012    to  12/31/2012       11.641659        12.885091        2,727,544.1721
  01/01/2013    to  12/31/2013       12.885091        16.898436        2,358,517.6104
============   ==== ==========       =========        =========        ==============
FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       14.489942        17.226997          248,518.9929
============   ==== ==========       =========        =========        ==============
FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY TURNER MID CAP GROWTH SUB-ACCOUNT (CLASS B))
  05/01/2004    to  12/31/2004        9.998521        11.085242          523,770.7046
  01/01/2005    to  12/31/2005       11.085242        12.124664          304,613.1156
  01/01/2006    to  12/31/2006       12.124664        12.632037          340,639.0078
  01/01/2007    to  12/31/2007       12.632037        15.401303          350,783.1998
  01/01/2008    to  12/31/2008       15.401303         7.820092          317,962.8731
  01/01/2009    to  12/31/2009        7.820092        11.303161          309,335.3700
  01/01/2010    to  12/31/2010       11.303161        14.117238          324,241.7393
  01/01/2011    to  12/31/2011       14.117238        12.830735          320,796.7729
  01/01/2012    to  12/31/2012       12.830735        13.359163          306,491.4906
  01/01/2013    to  04/26/2013       13.359163        14.396828                0.0000
============   ==== ==========       =========        =========        ==============
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.690594        10.367887        2,142,412.1792
  01/01/2005    to  12/31/2005       10.367887        11.562016        1,560,795.8047
  01/01/2006    to  12/31/2006       11.562016        11.642913        1,547,216.5941
  01/01/2007    to  12/31/2007       11.642913        12.736327        1,370,855.8448
  01/01/2008    to  12/31/2008       12.736327         7.936920        1,233,062.8874
  01/01/2009    to  12/31/2009        7.936920        10.879438        1,218,218.1100
  01/01/2010    to  12/31/2010       10.879438        11.894387        1,303,738.8928
  01/01/2011    to  12/31/2011       11.894387        11.708536        1,217,375.6992
  01/01/2012    to  12/31/2012       11.708536        13.287480        1,961,504.7512
  01/01/2013    to  12/31/2013       13.287480        17.844249        1,746,427.5370
============   ==== ==========       =========        =========        ==============

                       1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY JENNISON LARGE CAP EQUITY SUB-ACCOUNT (CLASS B) AND BEFORE THAT RAINIER
LARGE CAP EQUITY
 SUB-ACCOUNT (CLASS B))
  11/12/2007    to  12/31/2007        9.564292         9.977183          48,189.7344
  01/01/2008    to  12/31/2008        9.977183         5.702159         178,316.6573
  01/01/2009    to  12/31/2009        5.702159         6.902598         250,265.6000
  01/01/2010    to  12/31/2010        6.902598         7.822517         185,353.4542
  01/01/2011    to  12/31/2011        7.822517         7.388228         269,342.3137
  01/01/2012    to  12/31/2012        7.388228         8.175281         189,826.5168
  01/01/2013    to  04/26/2013        8.175281         8.774528               0.0000
============   ==== ==========       =========        =========       ==============
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        7.876171         8.230659       5,530,751.6105
  01/01/2005    to  12/31/2005        8.230659         8.465353       3,883,884.1478
  01/01/2006    to  12/31/2006        8.465353         8.947983       3,487,237.6422
  01/01/2007    to  12/31/2007        8.947983        10.043168       2,885,506.3481
  01/01/2008    to  12/31/2008       10.043168         5.332099       2,227,497.9596
  01/01/2009    to  12/31/2009        5.332099         7.525685       1,927,623.8300
  01/01/2010    to  12/31/2010        7.525685         8.086054       1,740,455.6522
  01/01/2011    to  12/31/2011        8.086054         7.832451       1,503,853.0120
  01/01/2012    to  04/27/2012        7.832451         8.800013               0.0000
============   ==== ==========       =========        =========       ==============
MET/ARTISAN MID CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       13.825385        14.888758       2,775,140.5731
  01/01/2005    to  12/31/2005       14.888758        16.043544       2,228,217.0660
  01/01/2006    to  12/31/2006       16.043544        17.676407       1,978,532.4121
  01/01/2007    to  12/31/2007       17.676407        16.131145       1,598,488.4887
  01/01/2008    to  12/31/2008       16.131145         8.533693       1,331,403.3216
  01/01/2009    to  12/31/2009        8.533693        11.834451       1,282,470.4300
  01/01/2010    to  12/31/2010       11.834451        13.339080       1,193,942.0329
  01/01/2011    to  12/31/2011       13.339080        13.951958       1,093,314.7631
  01/01/2012    to  12/31/2012       13.951958        15.288669       1,001,062.3512
  01/01/2013    to  12/31/2013       15.288669        20.498259         912,396.0918
============   ==== ==========       =========        =========       ==============
MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008       10.064543        10.129022           1,761.1113
  01/01/2009    to  12/31/2009       10.129022        14.197922         159,368.0000
  01/01/2010    to  12/31/2010       14.197922        17.094897         171,869.4777
  01/01/2011    to  12/31/2011       17.094897        14.061559         289,673.4073
  01/01/2012    to  12/31/2012       14.061559        16.281954         216,104.5967
  01/01/2013    to  12/31/2013       16.281954        20.405601         197,149.0608
============   ==== ==========       =========        =========       ==============

                       1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
METLIFE MID CAP STOCK INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       10.695786        13.296994          48,361.3100
  01/01/2010    to  12/31/2010       13.296994        16.444869          97,875.1016
  01/01/2011    to  12/31/2011       16.444869        15.790359         103,303.7932
  01/01/2012    to  12/31/2012       15.790359        18.184822         139,040.5154
  01/01/2013    to  12/31/2013       18.184822        23.710385         142,190.0915
============   ==== ==========       =========        =========       ==============
METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.360344        11.220948       1,562,037.4490
  01/01/2005    to  12/31/2005       11.220948        11.503609       1,519,249.0129
  01/01/2006    to  12/31/2006       11.503609        13.014826       1,318,334.2929
  01/01/2007    to  12/31/2007       13.014826        13.417251       1,047,513.7250
  01/01/2008    to  12/31/2008       13.417251         8.267288         919,075.7166
  01/01/2009    to  12/31/2009        8.267288        10.224509       1,088,761.5900
  01/01/2010    to  12/31/2010       10.224509        11.497376       1,133,490.9401
  01/01/2011    to  12/31/2011       11.497376        11.477358       1,083,967.2354
  01/01/2012    to  12/31/2012       11.477358        13.010646       1,307,982.8142
  01/01/2013    to  12/31/2013       13.010646        16.829280       1,316,339.9780
============   ==== ==========       =========        =========       ==============
MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       17.811965        20.756199         453,547.5207
============   ==== ==========       =========        =========       ==============
MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/FRANKLIN MUTUAL SHARES SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.998027         6.581951         119,379.1955
  01/01/2009    to  12/31/2009        6.581951         8.073191         572,596.4800
  01/01/2010    to  12/31/2010        8.073191         8.803303         931,265.7032
  01/01/2011    to  12/31/2011        8.803303         8.599289       1,049,171.2942
  01/01/2012    to  12/31/2012        8.599289         9.620356         976,494.8778
  01/01/2013    to  04/26/2013        9.620356        10.524851               0.0000
============   ==== ==========       =========        =========       ==============
MSCI EAFE (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
 (FORMERLY MORGAN STANLEY EAFE (Reg. TM) SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009        8.848886        11.373048          60,561.6600
  01/01/2010    to  12/31/2010       11.373048        12.037580         105,389.7065
  01/01/2011    to  12/31/2011       12.037580        10.327221         148,274.8066
  01/01/2012    to  12/31/2012       10.327221        11.961547         161,821.1811
  01/01/2013    to  12/31/2013       11.961547        14.266681         228,021.1864
============   ==== ==========       =========        =========       ==============
NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       15.760038        19.627813         389,608.0558
============   ==== ==========       =========        =========       ==============

                       1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
 (FORMERLY MLA MID CAP SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004       11.919827        13.392661        960,651.1466
  01/01/2005    to  12/31/2005       13.392661        14.214507        787,627.2410
  01/01/2006    to  12/31/2006       14.214507        16.010503        624,114.6295
  01/01/2007    to  12/31/2007       16.010503        15.297171        499,276.5476
  01/01/2008    to  12/31/2008       15.297171         9.269262        450,501.5077
  01/01/2009    to  12/31/2009        9.269262        12.450655        492,061.6400
  01/01/2010    to  12/31/2010       12.450655        15.024065        514,603.5711
  01/01/2011    to  12/31/2011       15.024065        13.977994        529,430.9875
  01/01/2012    to  12/31/2012       13.977994        14.452926        490,998.0234
  01/01/2013    to  04/26/2013       14.452926        15.651038              0.0000
============   ==== ==========       =========        =========      ==============
RUSSELL 2000 (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       10.969103        13.465685         39,116.0100
  01/01/2010    to  12/31/2010       13.465685        16.736517        114,458.4914
  01/01/2011    to  12/31/2011       16.736517        15.727087        122,076.0696
  01/01/2012    to  12/31/2012       15.727087        17.907911        188,141.4161
  01/01/2013    to  12/31/2013       17.907911        24.293548        231,332.3913
============   ==== ==========       =========        =========      ==============
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        6.807827         8.572970        900,566.6029
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY RCM TECHNOLOGY SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        4.548861         4.274839      1,658,801.2050
  01/01/2005    to  12/31/2005        4.274839         4.661325        961,138.9494
  01/01/2006    to  12/31/2006        4.661325         4.823166        908,692.4532
  01/01/2007    to  12/31/2007        4.823166         6.229901        956,219.8608
  01/01/2008    to  12/31/2008        6.229901         3.398616        756,722.0825
  01/01/2009    to  12/31/2009        3.398616         5.306594        790,582.3400
  01/01/2010    to  12/31/2010        5.306594         6.655218        815,843.6140
  01/01/2011    to  12/31/2011        6.655218         5.889901        969,493.0433
  01/01/2012    to  12/31/2012        5.889901         6.485249        803,548.2340
  01/01/2013    to  04/26/2013        6.485249         6.773144              0.0000
============   ==== ==========       =========        =========      ==============
VAN ECK GLOBAL NATURAL RESOURCES SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       11.603814        14.718034         86,059.4500
  01/01/2010    to  12/31/2010       14.718034        18.651343        280,111.8297
  01/01/2011    to  12/31/2011       18.651343        15.264514        318,658.5921
  01/01/2012    to  12/31/2012       15.264514        15.377272        343,233.3481
  01/01/2013    to  12/31/2013       15.377272        16.727253        301,021.9371
============   ==== ==========       =========        =========      ==============

                       1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005       15.152382        15.096769          14,731.7289
  01/01/2006    to  12/31/2006       15.096769        15.408678          39,328.2866
  01/01/2007    to  12/31/2007       15.408678        15.742695          84,109.8648
  01/01/2008    to  12/31/2008       15.742695        15.378827         278,505.7173
  01/01/2009    to  12/31/2009       15.378827        15.720806         322,022.8500
  01/01/2010    to  12/31/2010       15.720806        16.288453         422,324.1286
  01/01/2011    to  12/31/2011       16.288453        16.841092         544,954.9952
  01/01/2012    to  12/31/2012       16.841092        17.043155         449,689.5657
  01/01/2013    to  12/31/2013       17.043155        16.587579         408,604.9913
============   ==== ==========       =========        =========      ===============
MET INVESTORS SERIES TRUST -  METLIFE ASSET ALLOCATION PROGRAM
METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.300361        10.684769       1,487,877.4590
  01/01/2005    to  12/31/2005       10.684769        11.584057       3,909,384.7415
  01/01/2006    to  12/31/2006       11.584057        12.930800       3,940,889.4579
  01/01/2007    to  12/31/2007       12.930800        13.065482       3,265,679.1542
  01/01/2008    to  12/31/2008       13.065482         7.594535       3,039,245.1583
  01/01/2009    to  12/31/2009        7.594535         9.894153       2,894,600.2300
  01/01/2010    to  12/31/2010        9.894153        11.321306       2,991,457.9543
  01/01/2011    to  12/31/2011       11.321306        10.477473       3,032,364.7493
  01/01/2012    to  12/31/2012       10.477473        12.012329       2,665,775.6940
  01/01/2013    to  12/31/2013       12.012329        15.279383       2,745,364.2521
============   ==== ==========       =========        =========      ===============
METLIFE BALANCED STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.100540        10.388855       8,421,041.7640
  01/01/2005    to  12/31/2005       10.388855        10.930758      20,949,578.4864
  01/01/2006    to  12/31/2006       10.930758        12.022266      27,286,538.8309
  01/01/2007    to  12/31/2007       12.022266        12.383127      33,870,556.6607
  01/01/2008    to  12/31/2008       12.383127         8.277530      32,275,062.1718
  01/01/2009    to  12/31/2009        8.277530        10.433553      33,634,606.3700
  01/01/2010    to  12/31/2010       10.433553        11.639689      35,224,850.2923
  01/01/2011    to  12/31/2011       11.639689        11.237801      35,361,838.4371
  01/01/2012    to  12/31/2012       11.237801        12.573811      32,721,341.2395
  01/01/2013    to  12/31/2013       12.573811        14.747678      30,872,122.0232
============   ==== ==========       =========        =========      ===============

                        1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004        9.940683        10.105078        1,595,158.4110
  01/01/2005    to  12/31/2005       10.105078        10.369941        2,443,244.2844
  01/01/2006    to  12/31/2006       10.369941        11.064002        2,898,156.1817
  01/01/2007    to  12/31/2007       11.064002        11.508762        3,757,749.2514
  01/01/2008    to  12/31/2008       11.508762         8.968693        7,265,336.9481
  01/01/2009    to  12/31/2009        8.968693        10.826616        9,500,812.5900
  01/01/2010    to  12/31/2010       10.826616        11.792861       10,718,533.7000
  01/01/2011    to  12/31/2011       11.792861        11.788574       11,274,784.0064
  01/01/2012    to  12/31/2012       11.788574        12.840462       10,055,557.5705
  01/01/2013    to  12/31/2013       12.840462        13.756466        7,828,570.0534
============   ==== ==========       =========        =========       ===============
METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.240415        10.599700        7,829,502.2490
  01/01/2005    to  12/31/2005       10.599700        11.361125       19,917,570.3516
  01/01/2006    to  12/31/2006       11.361125        12.676036       29,901,569.1855
  01/01/2007    to  12/31/2007       12.676036        13.034100       44,918,849.8659
  01/01/2008    to  12/31/2008       13.034100         7.953419       43,636,600.2259
  01/01/2009    to  12/31/2009        7.953419        10.162676       40,988,993.6000
  01/01/2010    to  12/31/2010       10.162676        11.527582       38,900,736.9868
  01/01/2011    to  12/31/2011       11.527582        10.883780       36,631,324.7247
  01/01/2012    to  12/31/2012       10.883780        12.368927       32,469,461.8049
  01/01/2013    to  12/31/2013       12.368927        15.296509       33,299,508.3852
============   ==== ==========       =========        =========       ===============
METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/FRANKLIN TEMPLETON FOUNDING STRATEGY SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.998027         7.014269        2,124,172.0065
  01/01/2009    to  12/31/2009        7.014269         8.856104        3,668,059.6900
  01/01/2010    to  12/31/2010        8.856104         9.571990        4,465,311.3527
  01/01/2011    to  12/31/2011        9.571990         9.236064        4,605,901.7716
  01/01/2012    to  12/31/2012        9.236064        10.532994        4,154,307.1322
  01/01/2013    to  04/26/2013       10.532994        11.324926                0.0000
============   ==== ==========       =========        =========       ===============

                        1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
METLIFE MODERATE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.010620        10.225252        4,072,519.8390
  01/01/2005    to  12/31/2005       10.225252        10.627130        9,201,916.9296
  01/01/2006    to  12/31/2006       10.627130        11.506096       11,247,462.2064
  01/01/2007    to  12/31/2007       11.506096        12.001131       13,659,352.2150
  01/01/2008    to  12/31/2008       12.001131         8.672324       16,207,307.2590
  01/01/2009    to  12/31/2009        8.672324        10.739578       18,857,923.5300
  01/01/2010    to  12/31/2010       10.739578        11.855988       20,843,034.6172
  01/01/2011    to  12/31/2011       11.855988        11.631326       20,311,453.4608
  01/01/2012    to  12/31/2012       11.631326        12.838561       18,390,140.7266
  01/01/2013    to  12/31/2013       12.838561        14.403353       17,147,795.3983
============   ==== ==========       =========        =========       ===============

                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
MET INVESTORS SERIES TRUST
ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.167893        10.479837        115,205.7078
  01/01/2013    to  12/31/2013       10.479837        11.428729        141,433.4337
============   ==== ==========       =========        =========      ==============
AMERICAN FUNDS (Reg. TM) BALANCED ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.007917         6.987538        970,399.0817
  01/01/2009    to  12/31/2009        6.987538         8.866651      3,028,562.1600
  01/01/2010    to  12/31/2010        8.866651         9.757837      4,823,543.6578
  01/01/2011    to  12/31/2011        9.757837         9.370880      5,028,743.3085
  01/01/2012    to  12/31/2012        9.370880        10.437432      4,546,110.1333
  01/01/2013    to  12/31/2013       10.437432        12.138922      4,532,744.4810
============   ==== ==========       =========        =========      ==============
AMERICAN FUNDS (Reg. TM) GROWTH ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.997918         6.337908      1,368,686.0602
  01/01/2009    to  12/31/2009        6.337908         8.335439      2,931,775.0100
  01/01/2010    to  12/31/2010        8.335439         9.281394      3,100,472.0845
  01/01/2011    to  12/31/2011        9.281394         8.676032      2,852,080.9342
  01/01/2012    to  12/31/2012        8.676032         9.887340      2,769,297.9821
  01/01/2013    to  12/31/2013        9.887340        12.137129      2,595,787.5067
============   ==== ==========       =========        =========      ==============
AMERICAN FUNDS (Reg. TM) GROWTH SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.987918         5.739826        128,522.1693
  01/01/2009    to  12/31/2009        5.739826         7.821959        594,452.5700
  01/01/2010    to  12/31/2010        7.821959         9.081346        872,697.2723
  01/01/2011    to  12/31/2011        9.081346         8.500740      1,058,882.9740
  01/01/2012    to  12/31/2012        8.500740         9.792130        978,125.4605
  01/01/2013    to  12/31/2013        9.792130        12.469647        887,652.1077
============   ==== ==========       =========        =========      ==============
AMERICAN FUNDS (Reg. TM) MODERATE ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.017917         7.658954        560,291.9481
  01/01/2009    to  12/31/2009        7.658954         9.273025      1,828,678.4200
  01/01/2010    to  12/31/2010        9.273025         9.999953      2,891,964.5242
  01/01/2011    to  12/31/2011        9.999953         9.830917      3,038,277.7591
  01/01/2012    to  12/31/2012        9.830917        10.690383      2,784,306.0771
  01/01/2013    to  12/31/2013       10.690383        11.907408      2,641,279.1605
============   ==== ==========       =========        =========      ==============
AQR GLOBAL RISK BALANCED SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       11.095853        11.462767        412,464.5659
  01/01/2013    to  12/31/2013       11.462767        10.865597        296,431.2507
============   ==== ==========       =========        =========      ==============
BLACKROCK GLOBAL TACTICAL STRATEGIES SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.924071        10.211120        387,423.3866
  01/01/2013    to  12/31/2013       10.211120        11.051764        613,319.3334
============   ==== ==========       =========        =========      ==============

                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
BLACKROCK HIGH YIELD SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       15.860568        11.824810          15,145.7524
  01/01/2009    to  12/31/2009       11.824810        17.014752          77,394.4900
  01/01/2010    to  12/31/2010       17.014752        19.327799         157,202.9998
  01/01/2011    to  12/31/2011       19.327799        19.409454         184,725.9053
  01/01/2012    to  12/31/2012       19.409454        22.192562         194,335.0518
  01/01/2013    to  12/31/2013       22.192562        23.807246         154,662.1456
============   ==== ==========       =========        =========       ==============
CLARION GLOBAL REAL ESTATE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004        9.998438        12.790697         448,931.1752
  01/01/2005    to  12/31/2005       12.790697        14.218141         457,667.2761
  01/01/2006    to  12/31/2006       14.218141        19.194490         706,727.4837
  01/01/2007    to  12/31/2007       19.194490        16.005296         838,701.4795
  01/01/2008    to  12/31/2008       16.005296         9.158910       1,032,932.1722
  01/01/2009    to  12/31/2009        9.158910        12.107964       1,154,341.3400
  01/01/2010    to  12/31/2010       12.107964        13.793766       1,196,279.0948
  01/01/2011    to  12/31/2011       13.793766        12.778545       1,191,729.0761
  01/01/2012    to  12/31/2012       12.778545        15.795183       1,103,759.1087
  01/01/2013    to  12/31/2013       15.795183        16.047387       1,071,660.2910
============   ==== ==========       =========        =========       ==============
CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        6.620031         7.043338       1,923,348.2733
  01/01/2005    to  12/31/2005        7.043338         7.849430       1,230,788.4022
  01/01/2006    to  12/31/2006        7.849430         7.568189       1,135,831.0174
  01/01/2007    to  12/31/2007        7.568189         7.593294       1,049,433.6246
  01/01/2008    to  12/31/2008        7.593294         4.540528         922,134.6950
  01/01/2009    to  12/31/2009        4.540528         5.923534         908,753.1900
  01/01/2010    to  12/31/2010        5.923534         7.194651         876,083.0246
  01/01/2011    to  12/31/2011        7.194651         7.288773       1,533,710.7806
  01/01/2012    to  12/31/2012        7.288773         8.474367       1,469,170.0876
  01/01/2013    to  12/31/2013        8.474367        12.106716       1,954,796.9919
============   ==== ==========       =========        =========       ==============
CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B) AND BEFORE
THAT LEGG
 MASON VALUE EQUITY SUB-ACCOUNT (CLASS B))
  11/07/2005    to  12/31/2005       10.246282        10.616793          14,518.9346
  01/01/2006    to  12/31/2006       10.616793        11.103240         778,942.9631
  01/01/2007    to  12/31/2007       11.103240        10.249680         927,582.9383
  01/01/2008    to  12/31/2008       10.249680         4.563760         808,067.6676
  01/01/2009    to  12/31/2009        4.563760         6.178104         826,513.6400
  01/01/2010    to  12/31/2010        6.178104         6.506516         802,120.6085
  01/01/2011    to  04/29/2011        6.506516         6.907176               0.0000
============   ==== ==========       =========        =========       ==============

                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO II SUB-ACCOUNT (CLASS B)
 (FORMERLY JANUS FORTY SUB-ACCOUNT (CLASS B))
  05/03/2010    to  12/31/2010       131.356334       134.638716          4,454.1497
  01/01/2011    to  12/31/2011       134.638716       122.141806          7,009.8517
  01/01/2012    to  12/31/2012       122.141806       146.812700          7,415.9671
  01/01/2013    to  12/31/2013       146.812700       185.516242         12,541.1047
============   ==== ==========       ==========       ==========      ==============
GOLDMAN SACHS MID CAP VALUE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004         9.998438        11.931716        465,390.7868
  01/01/2005    to  12/31/2005        11.931716        13.175555        638,172.2854
  01/01/2006    to  12/31/2006        13.175555        14.956929        796,969.2487
  01/01/2007    to  12/31/2007        14.956929        15.128293        787,469.3823
  01/01/2008    to  12/31/2008        15.128293         9.487967        679,650.2546
  01/01/2009    to  12/31/2009         9.487967        12.316594        617,685.5400
  01/01/2010    to  12/31/2010        12.316594        15.013427        615,066.1835
  01/01/2011    to  12/31/2011        15.013427        13.804291        633,592.9201
  01/01/2012    to  12/31/2012        13.804291        15.996935        554,403.4402
  01/01/2013    to  12/31/2013        15.996935        20.820775        484,805.9231
============   ==== ==========       ==========       ==========      ==============
HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        11.625277        13.746952      1,667,703.1943
  01/01/2005    to  12/31/2005        13.746952        15.409353      1,282,258.0943
  01/01/2006    to  12/31/2006        15.409353        19.482154      1,443,863.0159
  01/01/2007    to  12/31/2007        19.482154        18.899669      1,449,336.1099
  01/01/2008    to  12/31/2008        18.899669        10.961554      1,210,140.8323
  01/01/2009    to  12/31/2009        10.961554        16.677336      1,170,926.5200
  01/01/2010    to  12/31/2010        16.677336        19.050574      1,229,062.6985
  01/01/2011    to  12/31/2011        19.050574        16.027821      1,154,485.2312
  01/01/2012    to  12/31/2012        16.027821        20.324615      1,056,194.2737
  01/01/2013    to  12/31/2013        20.324615        26.022566        964,441.6782
============   ==== ==========       ==========       ==========      ==============
INVESCO BALANCED-RISK ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012         1.010630         1.044394      3,594,597.3931
  01/01/2013    to  12/31/2013         1.044394         1.043809      3,491,254.7100
============   ==== ==========       ==========       ==========      ==============

                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
INVESCO COMSTOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B))
  05/01/2005    to  12/31/2005        9.998438        10.440811          81,993.7821
  01/01/2006    to  12/31/2006       10.440811        11.889440         287,564.3432
  01/01/2007    to  12/31/2007       11.889440        11.373762         619,909.5147
  01/01/2008    to  12/31/2008       11.373762         7.151498         777,925.3716
  01/01/2009    to  12/31/2009        7.151498         8.882604       1,218,858.0100
  01/01/2010    to  12/31/2010        8.882604        10.012092       1,238,932.9527
  01/01/2011    to  12/31/2011       10.012092         9.680265       1,192,582.7872
  01/01/2012    to  12/31/2012        9.680265        11.256169       1,085,759.6272
  01/01/2013    to  12/31/2013       11.256169        14.953317         962,441.7649
============   ==== ==========       =========        =========       ==============
INVESCO MID CAP VALUE SUB-ACCOUNT (CLASS B)
 (FORMERLY LORD ABBETT MID CAP VALUE SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       23.873923        15.676272         387,389.9873
  01/01/2009    to  12/31/2009       15.676272        19.462534         495,079.9700
  01/01/2010    to  12/31/2010       19.462534        23.971421         500,558.9013
  01/01/2011    to  12/31/2011       23.971421        22.651279         503,987.0530
  01/01/2012    to  12/31/2012       22.651279        25.488970         490,973.4236
  01/01/2013    to  12/31/2013       25.488970        32.588543         470,706.4370
============   ==== ==========       =========        =========       ==============
INVESCO SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.473990        11.981598       1,280,199.2526
  01/01/2005    to  12/31/2005       11.981598        12.728544         820,853.3167
  01/01/2006    to  12/31/2006       12.728544        14.260960         740,367.1024
  01/01/2007    to  12/31/2007       14.260960        15.540130         658,878.2034
  01/01/2008    to  12/31/2008       15.540130         9.341736         598,018.7953
  01/01/2009    to  12/31/2009        9.341736        12.265817         575,330.3900
  01/01/2010    to  12/31/2010       12.265817        15.186300         527,057.1915
  01/01/2011    to  12/31/2011       15.186300        14.739946         526,928.0550
  01/01/2012    to  12/31/2012       14.739946        17.097538         456,433.6971
  01/01/2013    to  12/31/2013       17.097538        23.515801         383,927.9575
============   ==== ==========       =========        =========       ==============
JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       10.954907        10.385718         444,936.6343
============   ==== ==========       =========        =========       ==============

                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
 (FORMERLY JPMORGAN CORE BOND SUB-ACCOUNT (CLASS C) AND BEFORE THAT AMERICAN FUNDS
(Reg. TM) BOND
 SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.037916         8.921633          21,238.3849
  01/01/2009    to  12/31/2009        8.921633         9.814869         219,147.7500
  01/01/2010    to  12/31/2010        9.814869        10.217690         396,462.3574
  01/01/2011    to  12/31/2011       10.217690        10.606284         561,967.7485
  01/01/2012    to  12/31/2012       10.606284        10.917179         583,545.9192
  01/01/2013    to  04/26/2013       10.917179        10.888496               0.0000
============   ==== ==========       =========        =========       ==============
JPMORGAN GLOBAL ACTIVE ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.012684         1.046433       1,385,994.1922
  01/01/2013    to  12/31/2013        1.046433         1.139546       3,121,335.4098
============   ==== ==========       =========        =========       ==============
LOOMIS SAYLES GLOBAL MARKETS SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988438        10.304828          24,678.2581
  01/01/2007    to  12/31/2007       10.304828        12.925932         226,717.8612
  01/01/2008    to  12/31/2008       12.925932         7.702959         346,834.6688
  01/01/2009    to  12/31/2009        7.702959        10.643023         345,937.2900
  01/01/2010    to  12/31/2010       10.643023        12.741635         417,777.4201
  01/01/2011    to  12/31/2011       12.741635        12.316924         452,896.3742
  01/01/2012    to  12/31/2012       12.316924        14.129974         435,450.3626
  01/01/2013    to  12/31/2013       14.129974        16.238754         345,147.9717
============   ==== ==========       =========        =========       ==============
LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       15.881558        16.854422       1,700,183.8269
  01/01/2005    to  12/31/2005       16.854422        16.785051       1,126,430.5272
  01/01/2006    to  12/31/2006       16.785051        17.976644       1,086,758.7958
  01/01/2007    to  12/31/2007       17.976644        18.791730       1,042,212.6471
  01/01/2008    to  12/31/2008       18.791730        15.007127         810,719.3162
  01/01/2009    to  12/31/2009       15.007127        20.139535         715,187.3100
  01/01/2010    to  12/31/2010       20.139535        22.322745         670,642.2883
  01/01/2011    to  12/31/2011       22.322745        22.880277         684,098.2260
  01/01/2012    to  12/31/2012       22.880277        25.353812         669,153.3596
  01/01/2013    to  12/31/2013       25.353812        26.861582         467,132.6102
============   ==== ==========       =========        =========       ==============
MET/EATON VANCE FLOATING RATE SUB-ACCOUNT (CLASS B)
  05/03/2010    to  12/31/2010        9.997397        10.188191          49,027.1917
  01/01/2011    to  12/31/2011       10.188191        10.197595         244,905.6364
  01/01/2012    to  12/31/2012       10.197595        10.738104         301,208.4937
  01/01/2013    to  12/31/2013       10.738104        10.940191         436,372.2187
============   ==== ==========       =========        =========       ==============

                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
MET/FRANKLIN LOW DURATION TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/02/2011    to  12/31/2011        9.987399         9.734008          17,094.4875
  01/01/2012    to  12/31/2012        9.734008         9.969859          78,545.6735
  01/01/2013    to  12/31/2013        9.969859         9.895765         262,660.2080
============   ==== ==========       =========        =========       ==============
MET/PUTNAM RESEARCH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  11/19/2004        7.615832         7.789155         628,014.4597
============   ==== ==========       =========        =========       ==============
MET/TEMPLETON INTERNATIONAL BOND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009        9.997918        10.860673          12,894.3000
  01/01/2010    to  12/31/2010       10.860673        12.099496          42,193.3755
  01/01/2011    to  12/31/2011       12.099496        11.832988          45,159.2258
  01/01/2012    to  12/31/2012       11.832988        13.267839          52,225.0028
  01/01/2013    to  12/31/2013       13.267839        13.153181          48,005.7569
============   ==== ==========       =========        =========       ==============
METLIFE BALANCED PLUS SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.950891        10.377682         465,313.9961
  01/01/2013    to  12/31/2013       10.377682        11.644752         626,337.9692
============   ==== ==========       =========        =========       ==============
METLIFE MULTI-INDEX TARGETED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        1.077106         1.122470         361,449.6658
============   ==== ==========       =========        =========       ==============
MFS (Reg. TM) EMERGING MARKETS EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988438        10.443386          61,894.0304
  01/01/2007    to  12/31/2007       10.443386        13.997877         201,857.8366
  01/01/2008    to  12/31/2008       13.997877         6.107034       1,300,719.6577
  01/01/2009    to  12/31/2009        6.107034        10.123524       1,462,628.7900
  01/01/2010    to  12/31/2010       10.123524        12.282999       1,786,338.1089
  01/01/2011    to  12/31/2011       12.282999         9.797930       2,024,954.4151
  01/01/2012    to  12/31/2012        9.797930        11.429024       2,018,493.4298
  01/01/2013    to  12/31/2013       11.429024        10.655323       1,926,858.6268
============   ==== ==========       =========        =========       ==============
MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.360152        10.979856       1,371,702.0629
  01/01/2005    to  12/31/2005       10.979856        12.543118       1,048,425.7713
  01/01/2006    to  12/31/2006       12.543118        15.577096       1,324,091.3409
  01/01/2007    to  12/31/2007       15.577096        17.313567       1,552,782.6006
  01/01/2008    to  12/31/2008       17.313567         9.790126       1,860,865.9098
  01/01/2009    to  12/31/2009        9.790126        12.638051       1,831,273.0100
  01/01/2010    to  12/31/2010       12.638051        13.814584       1,852,657.4975
  01/01/2011    to  12/31/2011       13.814584        12.102702       1,649,352.8241
  01/01/2012    to  12/31/2012       12.102702        13.857650       1,527,719.5204
  01/01/2013    to  12/31/2013       13.857650        16.215302       1,341,707.2310
============   ==== ==========       =========        =========       ==============

                        1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.401088        11.124393        2,348,867.5763
  01/01/2005    to  12/31/2005       11.124393        11.067004        1,872,092.1192
  01/01/2006    to  12/31/2006       11.067004        10.901283        1,987,044.5726
  01/01/2007    to  12/31/2007       10.901283        11.849895        2,236,803.2418
  01/01/2008    to  12/31/2008       11.849895        10.825292        2,714,510.4740
  01/01/2009    to  12/31/2009       10.825292        12.538680        2,750,405.7900
  01/01/2010    to  12/31/2010       12.538680        13.257567        2,994,793.5010
  01/01/2011    to  12/31/2011       13.257567        14.458039        3,078,403.6880
  01/01/2012    to  12/31/2012       14.458039        15.479838        3,053,907.5742
  01/01/2013    to  12/31/2013       15.479838        13.779703        2,664,983.4952
============   ==== ==========       =========        =========        ==============
PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.518393        11.863917        2,064,108.2669
  01/01/2005    to  12/31/2005       11.863917        11.902882        1,662,486.0267
  01/01/2006    to  12/31/2006       11.902882        12.207117        2,342,787.3303
  01/01/2007    to  12/31/2007       12.207117        12.882116        3,224,156.4153
  01/01/2008    to  12/31/2008       12.882116        12.690839        3,616,771.0148
  01/01/2009    to  12/31/2009       12.690839        14.697007        4,246,494.4100
  01/01/2010    to  12/31/2010       14.697007        15.598687        4,921,326.1826
  01/01/2011    to  12/31/2011       15.598687        15.791031        4,846,763.3064
  01/01/2012    to  12/31/2012       15.791031        16.928614        4,786,387.3779
  01/01/2013    to  12/31/2013       16.928614        16.291852        4,216,092.4431
============   ==== ==========       =========        =========        ==============
PIONEER FUND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       12.413929        15.168928            8,757.5200
  01/01/2010    to  12/31/2010       15.168928        17.254736           20,247.1606
  01/01/2011    to  12/31/2011       17.254736        16.105760           38,813.3962
  01/01/2012    to  12/31/2012       16.105760        17.440825           20,826.4930
  01/01/2013    to  12/31/2013       17.440825        22.710843           23,137.3941
============   ==== ==========       =========        =========        ==============
PIONEER STRATEGIC INCOME SUB-ACCOUNT (CLASS E)
  05/03/2010    to  12/31/2010       11.712733        12.262151          186,996.9260
  01/01/2011    to  12/31/2011       12.262151        12.447946          283,265.4430
  01/01/2012    to  12/31/2012       12.447946        13.611429          355,521.9008
  01/01/2013    to  12/31/2013       13.611429        13.543678          446,234.6113
============   ==== ==========       =========        =========        ==============
PYRAMIS (Reg. TM) GOVERNMENT INCOME SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.718421        10.847689          171,413.3271
  01/01/2013    to  12/31/2013       10.847689        10.162484           33,756.5796
============   ==== ==========       =========        =========        ==============
PYRAMIS (Reg. TM) MANAGED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       10.214701        10.715574            1,268.0091
============   ==== ==========       =========        =========        ==============

                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
SCHRODERS GLOBAL MULTI-ASSET SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.010663         1.064484        922,147.5267
  01/01/2013    to  12/31/2013        1.064484         1.150055      1,165,314.4847
============   ==== ==========       =========        =========      ==============
SSGA GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        8.275322         8.432790          8,450.5884
  01/01/2009    to  12/31/2009        8.432790        10.333272        372,386.6900
  01/01/2010    to  12/31/2010       10.333272        11.379782      1,137,189.5583
  01/01/2011    to  12/31/2011       11.379782        11.284534      1,543,545.0436
  01/01/2012    to  12/31/2012       11.284534        12.493215      1,497,238.5663
  01/01/2013    to  12/31/2013       12.493215        13.843262      1,416,253.4492
============   ==== ==========       =========        =========      ==============
SSGA GROWTH ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        7.662185         7.731167          4,983.1147
  01/01/2009    to  12/31/2009        7.731167         9.793025        230,591.4000
  01/01/2010    to  12/31/2010        9.793025        10.968848        533,364.7483
  01/01/2011    to  12/31/2011       10.968848        10.533672        688,400.2127
  01/01/2012    to  12/31/2012       10.533672        11.887953        592,942.3603
  01/01/2013    to  12/31/2013       11.887953        13.772261        583,951.4606
============   ==== ==========       =========        =========      ==============
T. ROWE PRICE LARGE CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       42.490294        46.960946      1,127,359.5546
  01/01/2005    to  12/31/2005       46.960946        47.642491        838,033.3523
  01/01/2006    to  12/31/2006       47.642491        55.062455        832,858.1777
  01/01/2007    to  12/31/2007       55.062455        56.030982        787,206.9374
  01/01/2008    to  12/31/2008       56.030982        35.000443        743,454.8873
  01/01/2009    to  12/31/2009       35.000443        40.658099        726,750.6900
  01/01/2010    to  12/31/2010       40.658099        46.682755        675,431.4776
  01/01/2011    to  12/31/2011       46.682755        43.968920        619,361.2073
  01/01/2012    to  12/31/2012       43.968920        50.892669        553,995.3733
  01/01/2013    to  12/31/2013       50.892669        66.801095        507,078.7948
============   ==== ==========       =========        =========      ==============
T. ROWE PRICE MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        6.039673         6.981901      1,971,653.9916
  01/01/2005    to  12/31/2005        6.981901         7.852952      1,749,537.6740
  01/01/2006    to  12/31/2006        7.852952         8.180513      1,877,045.2415
  01/01/2007    to  12/31/2007        8.180513         9.441318      1,687,942.5475
  01/01/2008    to  12/31/2008        9.441318         5.580999      1,581,354.0428
  01/01/2009    to  12/31/2009        5.580999         7.966011      1,735,952.8900
  01/01/2010    to  12/31/2010        7.966011         9.979980      1,901,190.0442
  01/01/2011    to  12/31/2011        9.979980         9.631171      1,934,151.3471
  01/01/2012    to  12/31/2012        9.631171        10.741882      1,731,930.3601
  01/01/2013    to  12/31/2013       10.741882        14.395139      1,549,859.5897
============   ==== ==========       =========        =========      ==============

                        1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.385490        14.131572        1,715,706.2330
  01/01/2005    to  12/31/2005       14.131572        16.012689        1,610,231.6767
  01/01/2006    to  12/31/2006       16.012689        17.775216        1,771,398.0074
  01/01/2007    to  12/31/2007       17.775216        16.911972        1,570,748.0957
  01/01/2008    to  12/31/2008       16.911972        11.644231        1,420,010.1661
  01/01/2009    to  12/31/2009       11.644231        14.447080        1,421,514.0300
  01/01/2010    to  12/31/2010       14.447080        16.995902        1,385,790.3624
  01/01/2011    to  12/31/2011       16.995902        15.178255        1,244,939.9329
  01/01/2012    to  12/31/2012       15.178255        17.569665        1,102,051.2136
  01/01/2013    to  12/31/2013       17.569665        22.832759          968,971.6880
============   ==== ==========       =========        =========        ==============
METROPOLITAN SERIES FUND
BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       11.651256        12.743071          379,136.4704
============   ==== ==========       =========        =========        ==============
BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY AMERICAN FUNDS (Reg. TM) INTERNATIONAL SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.087913         6.034090           63,667.9142
  01/01/2009    to  12/31/2009        6.034090         8.440167          316,541.3900
  01/01/2010    to  12/31/2010        8.440167         8.852245          531,694.2403
  01/01/2011    to  12/31/2011        8.852245         7.445105          532,602.1463
  01/01/2012    to  12/31/2012        7.445105         8.578318          479,478.1111
  01/01/2013    to  04/26/2013        8.578318         8.882788                0.0000
============   ==== ==========       =========        =========        ==============
BARCLAYS AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G)
 (FORMERLY BARCLAYS CAPITAL AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009       13.680406        14.113833           23,126.3300
  01/01/2010    to  12/31/2010       14.113833        14.630748           86,567.8353
  01/01/2011    to  12/31/2011       14.630748        15.382633          180,811.2466
  01/01/2012    to  12/31/2012       15.382633        15.632356          263,494.0771
  01/01/2013    to  12/31/2013       15.632356        14.943885          101,683.8549
============   ==== ==========       =========        =========        ==============
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005        9.759123         9.829323          745,305.1838
  01/01/2006    to  12/31/2006        9.829323        10.083779          959,252.7544
  01/01/2007    to  12/31/2007       10.083779        10.369277        2,552,182.5580
  01/01/2008    to  12/31/2008       10.369277        10.438029        3,598,289.2836
  01/01/2009    to  12/31/2009       10.438029        10.267507        2,473,849.9300
  01/01/2010    to  12/31/2010       10.267507        10.074259        1,780,190.5077
  01/01/2011    to  12/31/2011       10.074259         9.885163        1,843,687.0391
  01/01/2012    to  12/31/2012        9.885163         9.698101        1,457,940.6865
  01/01/2013    to  12/31/2013        9.698101         9.515570        1,498,331.9133
============   ==== ==========       =========        =========        ==============

                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
 (FORMERLY MET INVESTORS SERIES TRUST - MONEY MARKET SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        9.887065         9.762689        569,937.6104
  01/01/2005    to  04/30/2005        9.762689         9.759537          3,293.9145
============   ==== ==========       =========        =========      ==============
DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  01/01/2004    to  12/31/2004       10.625867        11.691186      3,771,622.5577
  01/01/2005    to  12/31/2005       11.691186        12.634573      2,990,969.8038
  01/01/2006    to  12/31/2006       12.634573        14.183373      2,926,032.1850
  01/01/2007    to  12/31/2007       14.183373        14.531708      2,645,006.5433
  01/01/2008    to  12/31/2008       14.531708         8.631580      2,438,465.2348
  01/01/2009    to  12/31/2009        8.631580        11.164658      2,337,369.1200
  01/01/2010    to  12/31/2010       11.164658        12.249141      2,181,034.6373
  01/01/2011    to  12/31/2011       12.249141        11.516763      2,019,002.5810
  01/01/2012    to  12/31/2012       11.516763        12.734053      1,783,847.5063
  01/01/2013    to  12/31/2013       12.734053        16.683680      1,475,752.0543
============   ==== ==========       =========        =========      ==============
FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       14.360064        17.061098        352,705.9170
============   ==== ==========       =========        =========      ==============
FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY TURNER MID CAP GROWTH SUB-ACCOUNT (CLASS B))
  05/01/2004    to  12/31/2004        9.998438        11.077804        425,828.7454
  01/01/2005    to  12/31/2005       11.077804        12.104461        252,330.7747
  01/01/2006    to  12/31/2006       12.104461        12.598415        414,552.4863
  01/01/2007    to  12/31/2007       12.598415        15.344884        405,066.0009
  01/01/2008    to  12/31/2008       15.344884         7.783610        399,907.8934
  01/01/2009    to  12/31/2009        7.783610        11.239190        428,032.5400
  01/01/2010    to  12/31/2010       11.239190        14.023333        451,660.0464
  01/01/2011    to  12/31/2011       14.023333        12.732671        461,043.0970
  01/01/2012    to  12/31/2012       12.732671        13.243738        399,757.6681
  01/01/2013    to  04/26/2013       13.243738        14.267902              0.0000
============   ==== ==========       =========        =========      ==============
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.674439        10.340233      1,645,901.3429
  01/01/2005    to  12/31/2005       10.340233        11.519694      1,126,690.4531
  01/01/2006    to  12/31/2006       11.519694        11.588731      1,222,537.2190
  01/01/2007    to  12/31/2007       11.588731        12.664321      1,152,722.9121
  01/01/2008    to  12/31/2008       12.664321         7.884117      1,205,306.5843
  01/01/2009    to  12/31/2009        7.884117        10.796267      1,267,227.0800
  01/01/2010    to  12/31/2010       10.796267        11.791672      1,209,148.2077
  01/01/2011    to  12/31/2011       11.791672        11.595850      1,169,936.9893
  01/01/2012    to  12/31/2012       11.595850        13.146384      2,050,566.0165
  01/01/2013    to  12/31/2013       13.146384        17.637135      1,690,461.6550
============   ==== ==========       =========        =========      ==============

                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY JENNISON LARGE CAP EQUITY SUB-ACCOUNT (CLASS B) AND BEFORE THAT RAINIER
LARGE CAP EQUITY
 SUB-ACCOUNT (CLASS B))
  11/12/2007    to  12/31/2007        9.563975         9.975512          35,042.6801
  01/01/2008    to  12/31/2008        9.975512         5.695473          75,802.4502
  01/01/2009    to  12/31/2009        5.695473         6.887615          93,043.7700
  01/01/2010    to  12/31/2010        6.887615         7.797745         140,136.7396
  01/01/2011    to  12/31/2011        7.797745         7.357485         170,978.4485
  01/01/2012    to  12/31/2012        7.357485         8.133087         114,368.3566
  01/01/2013    to  04/26/2013        8.133087         8.726468               0.0000
============   ==== ==========       =========        =========       ==============
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        7.854290         8.199570       4,131,977.5777
  01/01/2005    to  12/31/2005        8.199570         8.424977       2,949,553.7719
  01/01/2006    to  12/31/2006        8.424977         8.896428       2,832,565.6219
  01/01/2007    to  12/31/2007        8.896428         9.975273       2,475,304.2300
  01/01/2008    to  12/31/2008        9.975273         5.290726       2,165,339.9010
  01/01/2009    to  12/31/2009        5.290726         7.459833       1,922,818.3800
  01/01/2010    to  12/31/2010        7.459833         8.007296       1,691,155.4967
  01/01/2011    to  12/31/2011        8.007296         7.748428       1,493,748.8321
  01/01/2012    to  04/27/2012        7.748428         8.702779               0.0000
============   ==== ==========       =========        =========       ==============
MET/ARTISAN MID CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       13.787013        14.832557       2,192,766.3823
  01/01/2005    to  12/31/2005       14.832557        15.967065       1,837,384.5287
  01/01/2006    to  12/31/2006       15.967065        17.574617       1,664,990.4354
  01/01/2007    to  12/31/2007       17.574617        16.022131       1,327,881.8231
  01/01/2008    to  12/31/2008       16.022131         8.467499       1,203,861.5748
  01/01/2009    to  12/31/2009        8.467499        11.730917       1,088,931.6500
  01/01/2010    to  12/31/2010       11.730917        13.209181         964,994.9224
  01/01/2011    to  12/31/2011       13.209181        13.802315         847,166.5925
  01/01/2012    to  12/31/2012       13.802315        15.109494         752,189.5417
  01/01/2013    to  12/31/2013       15.109494        20.237803         664,862.0136
============   ==== ==========       =========        =========       ==============
MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008       10.064240        10.127304               0.0000
  01/01/2009    to  12/31/2009       10.127304        14.181330          32,349.2700
  01/01/2010    to  12/31/2010       14.181330        17.057883          39,887.9809
  01/01/2011    to  12/31/2011       17.057883        14.017102          49,191.1241
  01/01/2012    to  12/31/2012       14.017102        16.214180          74,045.2024
  01/01/2013    to  12/31/2013       16.214180        20.300375          82,908.9989
============   ==== ==========       =========        =========       ==============

                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
METLIFE MID CAP STOCK INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       10.601666        13.171307           3,848.9200
  01/01/2010    to  12/31/2010       13.171307        16.273172          28,657.9125
  01/01/2011    to  12/31/2011       16.273172        15.609908          62,164.5000
  01/01/2012    to  12/31/2012       15.609908        17.958955          36,192.3839
  01/01/2013    to  12/31/2013       17.958955        23.392505          50,318.3970
============   ==== ==========       =========        =========       ==============
METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.337295        11.184770       1,062,486.9123
  01/01/2005    to  12/31/2005       11.184770        11.455096         948,385.9606
  01/01/2006    to  12/31/2006       11.455096        12.947028         927,907.6398
  01/01/2007    to  12/31/2007       12.947028        13.333947         811,550.3591
  01/01/2008    to  12/31/2008       13.333947         8.207703         713,686.1818
  01/01/2009    to  12/31/2009        8.207703        10.140674         666,656.4900
  01/01/2010    to  12/31/2010       10.140674        11.391722         680,454.5945
  01/01/2011    to  12/31/2011       11.391722        11.360548         658,836.7869
  01/01/2012    to  12/31/2012       11.360548        12.865299         598,042.4109
  01/01/2013    to  12/31/2013       12.865299        16.624657         569,238.9067
============   ==== ==========       =========        =========       ==============
MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       17.550580        20.437846         177,872.0371
============   ==== ==========       =========        =========       ==============
MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/FRANKLIN MUTUAL SHARES SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.997918         6.577412          36,972.9255
  01/01/2009    to  12/31/2009        6.577412         8.059563         171,710.3600
  01/01/2010    to  12/31/2010        8.059563         8.779668         285,582.1238
  01/01/2011    to  12/31/2011        8.779668         8.567648         417,461.9916
  01/01/2012    to  12/31/2012        8.567648         9.575332         368,682.2455
  01/01/2013    to  04/26/2013        9.575332        10.472267               0.0000
============   ==== ==========       =========        =========       ==============
MSCI EAFE (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
 (FORMERLY MORGAN STANLEY EAFE (Reg. TM) SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009        8.756520        11.246923          25,126.9000
  01/01/2010    to  12/31/2010       11.246923        11.892205          64,189.2644
  01/01/2011    to  12/31/2011       11.892205        10.192314          89,993.4112
  01/01/2012    to  12/31/2012       10.192314        11.793437          79,284.3117
  01/01/2013    to  12/31/2013       11.793437        14.052125          81,093.7936
============   ==== ==========       =========        =========       ==============
NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       18.825335        23.429616         542,020.0220
============   ==== ==========       =========        =========       ==============

                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
 (FORMERLY MLA MID CAP SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004       11.893317        13.349490        765,475.6868
  01/01/2005    to  12/31/2005       13.349490        14.154574        603,413.4304
  01/01/2006    to  12/31/2006       14.154574        15.927114        560,292.1986
  01/01/2007    to  12/31/2007       15.927114        15.202206        776,179.4275
  01/01/2008    to  12/31/2008       15.202206         9.202464        859,127.6895
  01/01/2009    to  12/31/2009        9.202464        12.348579        862,876.0700
  01/01/2010    to  12/31/2010       12.348579        14.886019        837,887.9147
  01/01/2011    to  12/31/2011       14.886019        13.835741        797,356.2318
  01/01/2012    to  12/31/2012       13.835741        14.291465        721,954.0860
  01/01/2013    to  04/26/2013       14.291465        15.471275              0.0000
============   ==== ==========       =========        =========      ==============
RUSSELL 2000 (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       10.854595        13.316341          8,709.3500
  01/01/2010    to  12/31/2010       13.316341        16.534381         46,673.8379
  01/01/2011    to  12/31/2011       16.534381        15.521640         65,552.4069
  01/01/2012    to  12/31/2012       15.521640        17.656228         63,636.3439
  01/01/2013    to  12/31/2013       17.656228        23.928209         98,023.9118
============   ==== ==========       =========        =========      ==============
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       38.936080        48.998491        116,037.6148
============   ==== ==========       =========        =========      ==============
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY RCM TECHNOLOGY SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        4.536216         4.258682      1,231,242.5910
  01/01/2005    to  12/31/2005        4.258682         4.639082        948,466.6679
  01/01/2006    to  12/31/2006        4.639082         4.795367        870,261.8653
  01/01/2007    to  12/31/2007        4.795367         6.187776        868,987.5489
  01/01/2008    to  12/31/2008        6.187776         3.372242        691,949.8158
  01/01/2009    to  12/31/2009        3.372242         5.260154        717,141.5200
  01/01/2010    to  12/31/2010        5.260154         6.590395        755,137.9379
  01/01/2011    to  12/31/2011        6.590395         5.826713        835,506.5027
  01/01/2012    to  12/31/2012        5.826713         6.409230        724,313.6718
  01/01/2013    to  04/26/2013        6.409230         6.691623              0.0000
============   ==== ==========       =========        =========      ==============
VAN ECK GLOBAL NATURAL RESOURCES SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       11.597882        14.700819         23,852.8200
  01/01/2010    to  12/31/2010       14.700819        18.610935         68,757.1328
  01/01/2011    to  12/31/2011       18.610935        15.216237        124,221.7968
  01/01/2012    to  12/31/2012       15.216237        15.313235        155,405.7168
  01/01/2013    to  12/31/2013       15.313235        16.640946        138,759.6829
============   ==== ==========       =========        =========      ==============

                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005       14.993974        14.929039          18,584.4022
  01/01/2006    to  12/31/2006       14.929039        15.222294         106,625.8664
  01/01/2007    to  12/31/2007       15.222294        15.536642         140,960.3651
  01/01/2008    to  12/31/2008       15.536642        15.162330         179,344.5048
  01/01/2009    to  12/31/2009       15.162330        15.484010         198,771.0800
  01/01/2010    to  12/31/2010       15.484010        16.027078         214,528.5420
  01/01/2011    to  12/31/2011       16.027078        16.554340         212,384.0655
  01/01/2012    to  12/31/2012       16.554340        16.736131         147,056.0759
  01/01/2013    to  12/31/2013       16.736131        16.272485         146,200.7119
============   ==== ==========       =========        =========      ===============
MET INVESTORS SERIES TRUST -  METLIFE ASSET ALLOCATION PROGRAM
METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.299826        10.683074       1,069,672.4010
  01/01/2005    to  12/31/2005       10.683074        11.570684       3,214,740.0473
  01/01/2006    to  12/31/2006       11.570684        12.903002       4,398,997.4450
  01/01/2007    to  12/31/2007       12.903002        13.024293       4,667,961.0060
  01/01/2008    to  12/31/2008       13.024293         7.562984       3,454,855.6278
  01/01/2009    to  12/31/2009        7.562984         9.843201       3,062,483.7900
  01/01/2010    to  12/31/2010        9.843201        11.251762       3,024,990.1784
  01/01/2011    to  12/31/2011       11.251762        10.402724       2,831,813.9350
  01/01/2012    to  12/31/2012       10.402724        11.914653       2,404,388.4325
  01/01/2013    to  12/31/2013       11.914653        15.140008       2,428,531.5256
============   ==== ==========       =========        =========      ===============
METLIFE BALANCED STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.100015        10.387206       8,807,823.5290
  01/01/2005    to  12/31/2005       10.387206        10.918136      17,721,069.7741
  01/01/2006    to  12/31/2006       10.918136        11.996419      24,085,573.8268
  01/01/2007    to  12/31/2007       11.996419        12.344089      25,810,255.4351
  01/01/2008    to  12/31/2008       12.344089         8.243149      22,472,965.6791
  01/01/2009    to  12/31/2009        8.243149        10.379836      23,080,724.8300
  01/01/2010    to  12/31/2010       10.379836        11.568201      23,789,764.4591
  01/01/2011    to  12/31/2011       11.568201        11.157644      22,872,629.0183
  01/01/2012    to  12/31/2012       11.157644        12.471587      21,118,543.3157
  01/01/2013    to  12/31/2013       12.471587        14.613171      19,466,620.4407
============   ==== ==========       =========        =========      ===============

                        1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004        9.940166        10.103473          586,448.2435
  01/01/2005    to  12/31/2005       10.103473        10.357964        1,408,916.6816
  01/01/2006    to  12/31/2006       10.357964        11.040211        2,194,364.1670
  01/01/2007    to  12/31/2007       11.040211        11.472478        2,881,371.6356
  01/01/2008    to  12/31/2008       11.472478         8.931449        5,099,553.2363
  01/01/2009    to  12/31/2009        8.931449        10.770887        5,638,102.8500
  01/01/2010    to  12/31/2010       10.770887        11.720442        6,056,174.3935
  01/01/2011    to  12/31/2011       11.720442        11.704503        5,433,067.3327
  01/01/2012    to  12/31/2012       11.704503        12.736086        5,521,098.9318
  01/01/2013    to  12/31/2013       12.736086        13.631012        4,376,725.6168
============   ==== ==========       =========        =========       ===============
METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.239883        10.598018        5,966,809.4160
  01/01/2005    to  12/31/2005       10.598018        11.348007       14,686,703.6966
  01/01/2006    to  12/31/2006       11.348007        12.648785       23,609,063.4459
  01/01/2007    to  12/31/2007       12.648785        12.993010       30,109,928.2965
  01/01/2008    to  12/31/2008       12.993010         7.920380       27,654,881.5165
  01/01/2009    to  12/31/2009        7.920380        10.110345       26,569,204.9200
  01/01/2010    to  12/31/2010       10.110345        11.456775       24,544,073.4816
  01/01/2011    to  12/31/2011       11.456775        10.806138       22,658,847.4672
  01/01/2012    to  12/31/2012       10.806138        12.268357       20,535,676.9221
  01/01/2013    to  12/31/2013       12.268357        15.156984       19,891,636.0004
============   ==== ==========       =========        =========       ===============
METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/FRANKLIN TEMPLETON FOUNDING STRATEGY SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.997918         7.009436          163,700.2002
  01/01/2009    to  12/31/2009        7.009436         8.841161          551,098.4600
  01/01/2010    to  12/31/2010        8.841161         9.546299          711,927.2036
  01/01/2011    to  12/31/2011        9.546299         9.202085          784,193.4550
  01/01/2012    to  12/31/2012        9.202085        10.483706          694,965.7851
  01/01/2013    to  04/26/2013       10.483706        11.268352                0.0000
============   ==== ==========       =========        =========       ===============

                        1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION       ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF         OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  -------------------
METLIFE MODERATE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.010099        10.223628        2,954,333.1140
  01/01/2005    to  12/31/2005       10.223628        10.614857        6,636,215.7766
  01/01/2006    to  12/31/2006       10.614857        11.481355        8,463,388.9588
  01/01/2007    to  12/31/2007       11.481355        11.963296       10,373,135.2116
  01/01/2008    to  12/31/2008       11.963296         8.636307       10,424,759.4122
  01/01/2009    to  12/31/2009        8.636307        10.684293       11,021,715.7200
  01/01/2010    to  12/31/2010       10.684293        11.783178       11,561,635.3415
  01/01/2011    to  12/31/2011       11.783178        11.548371       11,592,598.2179
  01/01/2012    to  12/31/2012       11.548371        12.734194       10,990,047.7320
  01/01/2013    to  12/31/2013       12.734194        14.271995       10,475,095.4624
============   ==== ==========       =========        =========       ===============

                       2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
MET INVESTORS SERIES TRUST
ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.157644        10.462250        270,455.4921
  01/01/2013    to  12/31/2013       10.462250        11.398147        335,029.7865
============   ==== ==========       =========        =========        ============
AMERICAN FUNDS (Reg. TM) BALANCED ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.007808         6.982721        184,000.0252
  01/01/2009    to  12/31/2009        6.982721         8.851685        379,663.7600
  01/01/2010    to  12/31/2010        8.851685         9.731636        483,381.5311
  01/01/2011    to  12/31/2011        9.731636         9.336396        661,755.9738
  01/01/2012    to  12/31/2012        9.336396        10.388576        629,274.8786
  01/01/2013    to  12/31/2013       10.388576        12.070029        528,862.1321
============   ==== ==========       =========        =========        ============
AMERICAN FUNDS (Reg. TM) GROWTH ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.997808         6.333535        127,858.3509
  01/01/2009    to  12/31/2009        6.333535         8.321363        205,280.0900
  01/01/2010    to  12/31/2010        8.321363         9.256468        191,802.5576
  01/01/2011    to  12/31/2011        9.256468         8.644098        181,996.0190
  01/01/2012    to  12/31/2012        8.644098         9.841051        197,043.1935
  01/01/2013    to  12/31/2013        9.841051        12.068240        186,111.1178
============   ==== ==========       =========        =========        ============
AMERICAN FUNDS (Reg. TM) GROWTH SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.987809         5.735862         33,529.3069
  01/01/2009    to  12/31/2009        5.735862         7.808744         98,957.7400
  01/01/2010    to  12/31/2010        7.808744         9.056950        118,220.5624
  01/01/2011    to  12/31/2011        9.056950         8.469445        127,763.4584
  01/01/2012    to  12/31/2012        8.469445         9.746281         99,827.3811
  01/01/2013    to  12/31/2013        9.746281        12.398863         85,055.2003
============   ==== ==========       =========        =========        ============
AMERICAN FUNDS (Reg. TM) MODERATE ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.017807         7.653679         25,313.5496
  01/01/2009    to  12/31/2009        7.653679         9.257378        147,989.3700
  01/01/2010    to  12/31/2010        9.257378         9.973107        171,336.0722
  01/01/2011    to  12/31/2011        9.973107         9.794747        160,761.3695
  01/01/2012    to  12/31/2012        9.794747        10.640350        157,412.5810
  01/01/2013    to  12/31/2013       10.640350        11.839835        120,951.7250
============   ==== ==========       =========        =========        ============
AQR GLOBAL RISK BALANCED SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       11.084374        11.443227        304,446.0416
  01/01/2013    to  12/31/2013       11.443227        10.836228        303,066.3340
============   ==== ==========       =========        =========        ============
BLACKROCK GLOBAL TACTICAL STRATEGIES SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.914067        10.193982        638,604.1935
  01/01/2013    to  12/31/2013       10.193982        11.022189        675,556.3262
============   ==== ==========       =========        =========        ============

                      2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                      NUMBER OF
                                   ACCUMULATION     ACCUMULATION     ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT        UNITS
                                   BEGINNING OF        END OF       OUTSTANDING AT
                                      PERIOD           PERIOD       END OF PERIOD
                                 ---------------  ---------------  ---------------
BLACKROCK HIGH YIELD SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       15.676575        11.679717            0.0000
  01/01/2009    to  12/31/2009       11.679717        16.789199       21,547.7800
  01/01/2010    to  12/31/2010       16.789199        19.052533       40,800.9747
  01/01/2011    to  12/31/2011       19.052533        19.113949       39,238.2582
  01/01/2012    to  12/31/2012       19.113949        21.832731       43,762.4795
  01/01/2013    to  12/31/2013       21.832731        23.397828       33,670.4191
============   ==== ==========       =========        =========      ============
CLARION GLOBAL REAL ESTATE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004        9.998356        12.782124       94,675.0123
  01/01/2005    to  12/31/2005       12.782124        14.194452       60,758.6799
  01/01/2006    to  12/31/2006       14.194452        19.143432       59,929.2313
  01/01/2007    to  12/31/2007       19.143432        15.946665       45,939.3302
  01/01/2008    to  12/31/2008       15.946665         9.116180       38,920.6444
  01/01/2009    to  12/31/2009        9.116180        12.039424       41,294.7600
  01/01/2010    to  12/31/2010       12.039424        13.701994       37,259.0097
  01/01/2011    to  12/31/2011       13.701994        12.680858       35,393.5635
  01/01/2012    to  12/31/2012       12.680858        15.658693       33,692.3080
  01/01/2013    to  12/31/2013       15.658693        15.892811       32,414.9400
============   ==== ==========       =========        =========      ============
CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        6.616144         7.032146      311,399.3473
  01/01/2005    to  12/31/2005        7.032146         7.829149      179,721.8516
  01/01/2006    to  12/31/2006        7.829149         7.541105      179,333.7057
  01/01/2007    to  12/31/2007        7.541105         7.558515      144,689.5304
  01/01/2008    to  12/31/2008        7.558515         4.515188      130,349.2558
  01/01/2009    to  12/31/2009        4.515188         5.884585      125,861.2100
  01/01/2010    to  12/31/2010        5.884585         7.140208      135,747.3780
  01/01/2011    to  12/31/2011        7.140208         7.226401      190,114.8307
  01/01/2012    to  12/31/2012        7.226401         8.393408      156,684.9983
  01/01/2013    to  12/31/2013        8.393408        11.979081      130,426.6853
============   ==== ==========       =========        =========      ============
CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B) AND BEFORE
THAT LEGG
 MASON VALUE EQUITY SUB-ACCOUNT (CLASS B))
  11/07/2005    to  12/31/2005       10.246086        10.615048        1,168.7764
  01/01/2006    to  12/31/2006       10.615048        11.090346       24,837.5020
  01/01/2007    to  12/31/2007       11.090346        10.227481       30,516.9044
  01/01/2008    to  12/31/2008       10.227481         4.549288       40,824.3472
  01/01/2009    to  12/31/2009        4.549288         6.152354       54,602.3800
  01/01/2010    to  12/31/2010        6.152354         6.472926       52,204.2008
  01/01/2011    to  04/29/2011        6.472926         6.869278            0.0000
============   ==== ==========       =========        =========      ============

                       2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO II SUB-ACCOUNT (CLASS B)
 (FORMERLY JANUS FORTY SUB-ACCOUNT (CLASS B))
  05/03/2010    to  12/31/2010       127.711374       130.815922          1,512.3034
  01/01/2011    to  12/31/2011       130.815922       118.555404          1,862.4532
  01/01/2012    to  12/31/2012       118.555404       142.358799          1,492.4796
  01/01/2013    to  12/31/2013       142.358799       179.708439          2,138.3879
============   ==== ==========       ==========       ==========      ==============
GOLDMAN SACHS MID CAP VALUE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004         9.998356        11.923714         90,770.9843
  01/01/2005    to  12/31/2005        11.923714        13.153602         64,931.9032
  01/01/2006    to  12/31/2006        13.153602        14.917127         79,908.5255
  01/01/2007    to  12/31/2007        14.917127        15.072869         69,810.2483
  01/01/2008    to  12/31/2008        15.072869         9.443707         54,331.6698
  01/01/2009    to  12/31/2009         9.443707        12.246885         42,702.6600
  01/01/2010    to  12/31/2010        12.246885        14.913554         46,150.8207
  01/01/2011    to  12/31/2011        14.913554        13.698773         50,527.5531
  01/01/2012    to  12/31/2012        13.698773        15.858708         46,189.3230
  01/01/2013    to  12/31/2013        15.858708        20.620246         51,137.5401
============   ==== ==========       ==========       ==========      ==============
HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        11.599408        13.702620        281,617.2411
  01/01/2005    to  12/31/2005        13.702620        15.344356        187,201.4154
  01/01/2006    to  12/31/2006        15.344356        19.380650        199,007.4686
  01/01/2007    to  12/31/2007        19.380650        18.782294        185,607.0734
  01/01/2008    to  12/31/2008        18.782294        10.882531        151,280.2045
  01/01/2009    to  12/31/2009        10.882531        16.540552        144,039.2000
  01/01/2010    to  12/31/2010        16.540552        18.875459        156,050.7444
  01/01/2011    to  12/31/2011        18.875459        15.864627        153,377.0704
  01/01/2012    to  12/31/2012        15.864627        20.097464        137,552.7367
  01/01/2013    to  12/31/2013        20.097464        25.706033        112,691.2592
============   ==== ==========       ==========       ==========      ==============
INVESCO BALANCED-RISK ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012         1.010614         1.043676      2,243,297.9862
  01/01/2013    to  12/31/2013         1.043676         1.042049      1,905,815.7454
============   ==== ==========       ==========       ==========      ==============

                      2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                      NUMBER OF
                                   ACCUMULATION     ACCUMULATION     ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT        UNITS
                                   BEGINNING OF        END OF       OUTSTANDING AT
                                      PERIOD           PERIOD       END OF PERIOD
                                 ---------------  ---------------  ---------------
INVESCO COMSTOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B))
  05/01/2005    to  12/31/2005        9.998356        10.433808       13,561.9235
  01/01/2006    to  12/31/2006       10.433808        11.869623       48,946.3675
  01/01/2007    to  12/31/2007       11.869623        11.343390       45,178.2287
  01/01/2008    to  12/31/2008       11.343390         7.125230       41,416.2311
  01/01/2009    to  12/31/2009        7.125230         8.839953       39,545.5900
  01/01/2010    to  12/31/2010        8.839953         9.952079       49,382.0036
  01/01/2011    to  12/31/2011        9.952079         9.610722       54,737.5422
  01/01/2012    to  12/31/2012        9.610722        11.155811       44,942.9357
  01/01/2013    to  12/31/2013       11.155811        14.804724       49,833.2488
============   ==== ==========       =========        =========      ============
INVESCO MID CAP VALUE SUB-ACCOUNT (CLASS B)
 (FORMERLY LORD ABBETT MID CAP VALUE SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       23.619889        15.498935        8,802.5422
  01/01/2009    to  12/31/2009       15.498935        19.223124       12,693.9900
  01/01/2010    to  12/31/2010       19.223124        23.652908       11,498.9214
  01/01/2011    to  12/31/2011       23.652908        22.328001       11,002.8978
  01/01/2012    to  12/31/2012       22.328001        25.099946        8,603.8315
  01/01/2013    to  12/31/2013       25.099946        32.059103        5,221.9113
============   ==== ==========       =========        =========      ============
INVESCO SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.448459        11.942952      216,402.4753
  01/01/2005    to  12/31/2005       11.942952        12.674847      139,898.6832
  01/01/2006    to  12/31/2006       12.674847        14.186639      135,316.6926
  01/01/2007    to  12/31/2007       14.186639        15.443604      101,407.2620
  01/01/2008    to  12/31/2008       15.443604         9.274377       99,491.8696
  01/01/2009    to  12/31/2009        9.274377        12.165200       98,191.3600
  01/01/2010    to  12/31/2010       12.165200        15.046688       92,378.2972
  01/01/2011    to  12/31/2011       15.046688        14.589864       86,408.4722
  01/01/2012    to  12/31/2012       14.589864        16.906449       66,035.4277
  01/01/2013    to  12/31/2013       16.906449        23.229758       67,340.8909
============   ==== ==========       =========        =========      ============
JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       10.900094        10.326787       53,061.3202
============   ==== ==========       =========        =========      ============

                       2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
 (FORMERLY JPMORGAN CORE BOND SUB-ACCOUNT (CLASS C) AND BEFORE THAT AMERICAN FUNDS
(Reg. TM) BOND
 SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.037806         8.915497          56,766.8101
  01/01/2009    to  12/31/2009        8.915497         9.798318          66,101.5200
  01/01/2010    to  12/31/2010        9.798318        10.190266         100,124.0962
  01/01/2011    to  12/31/2011       10.190266        10.567275          62,591.7901
  01/01/2012    to  12/31/2012       10.567275        10.866096          56,309.3620
  01/01/2013    to  04/26/2013       10.866096        10.837429               0.0000
============   ==== ==========       =========        =========       ==============
JPMORGAN GLOBAL ACTIVE ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.012668         1.045714       1,068,439.8878
  01/01/2013    to  12/31/2013        1.045714         1.137625       1,492,659.2755
============   ==== ==========       =========        =========       ==============
LOOMIS SAYLES GLOBAL MARKETS SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988356        10.297910          10,521.3492
  01/01/2007    to  12/31/2007       10.297910        12.904282          33,514.8396
  01/01/2008    to  12/31/2008       12.904282         7.682330          30,126.3488
  01/01/2009    to  12/31/2009        7.682330        10.603918          35,790.7300
  01/01/2010    to  12/31/2010       10.603918        12.682146          43,899.1197
  01/01/2011    to  12/31/2011       12.682146        12.247188          43,786.7873
  01/01/2012    to  12/31/2012       12.247188        14.035860          48,879.7881
  01/01/2013    to  12/31/2013       14.035860        16.114477          37,347.8494
============   ==== ==========       =========        =========       ==============
LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       15.872127        16.827533         364,390.8362
  01/01/2005    to  12/31/2005       16.827533        16.741568         234,964.9413
  01/01/2006    to  12/31/2006       16.741568        17.912204         241,944.4990
  01/01/2007    to  12/31/2007       17.912204        18.705553         180,122.9360
  01/01/2008    to  12/31/2008       18.705553        14.923321         119,269.1848
  01/01/2009    to  12/31/2009       14.923321        20.007071         106,987.3000
  01/01/2010    to  12/31/2010       20.007071        22.153767         109,223.7754
  01/01/2011    to  12/31/2011       22.153767        22.684442          94,769.6247
  01/01/2012    to  12/31/2012       22.684442        25.111551         105,701.3871
  01/01/2013    to  12/31/2013       25.111551        26.578323          95,399.7473
============   ==== ==========       =========        =========       ==============
MET/EATON VANCE FLOATING RATE SUB-ACCOUNT (CLASS B)
  05/03/2010    to  12/31/2010        9.997261        10.181299           3,793.4316
  01/01/2011    to  12/31/2011       10.181299        10.180537          10,576.2109
  01/01/2012    to  12/31/2012       10.180537        10.709371           7,230.9818
  01/01/2013    to  12/31/2013       10.709371        10.900011          17,544.4135
============   ==== ==========       =========        =========       ==============

                      2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                      NUMBER OF
                                   ACCUMULATION     ACCUMULATION     ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT        UNITS
                                   BEGINNING OF        END OF       OUTSTANDING AT
                                      PERIOD           PERIOD       END OF PERIOD
                                 ---------------  ---------------  ---------------
MET/FRANKLIN LOW DURATION TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/02/2011    to  12/31/2011        9.987262         9.727420        4,883.0690
  01/01/2012    to  12/31/2012        9.727420         9.953100       10,209.3404
  01/01/2013    to  12/31/2013        9.953100         9.869255       53,669.6514
============   ==== ==========       =========        =========      ============
MET/PUTNAM RESEARCH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  11/19/2004        7.611301         7.777635       65,908.0464
============   ==== ==========       =========        =========      ============
MET/TEMPLETON INTERNATIONAL BOND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009        9.997808        10.853388        4,821.5400
  01/01/2010    to  12/31/2010       10.853388        12.079303       10,677.2584
  01/01/2011    to  12/31/2011       12.079303        11.801459        7,895.0022
  01/01/2012    to  12/31/2012       11.801459        13.219191        9,652.1605
  01/01/2013    to  12/31/2013       13.219191        13.091853       10,393.8486
============   ==== ==========       =========        =========      ============
METLIFE BALANCED PLUS SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.940860        10.360267      563,563.0554
  01/01/2013    to  12/31/2013       10.360267        11.613593      780,687.3438
============   ==== ==========       =========        =========      ============
METLIFE MULTI-INDEX TARGETED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        1.076581         1.121167      210,186.3422
============   ==== ==========       =========        =========      ============
MFS (Reg. TM) EMERGING MARKETS EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988356        10.436370        5,663.6056
  01/01/2007    to  12/31/2007       10.436370        13.974426       32,550.2124
  01/01/2008    to  12/31/2008       13.974426         6.090664       37,784.3397
  01/01/2009    to  12/31/2009        6.090664        10.086302       54,450.4100
  01/01/2010    to  12/31/2010       10.086302        12.225625       78,659.9841
  01/01/2011    to  12/31/2011       12.225625         9.742423       80,238.6192
  01/01/2012    to  12/31/2012        9.742423        11.352861       83,820.0858
  01/01/2013    to  12/31/2013       11.352861        10.573731      108,734.0835
============   ==== ==========       =========        =========      ============
MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.354589        10.962337      226,306.1175
  01/01/2005    to  12/31/2005       10.962337        12.510627      153,670.0885
  01/01/2006    to  12/31/2006       12.510627        15.521265      152,603.8290
  01/01/2007    to  12/31/2007       15.521265        17.234173      178,346.7885
  01/01/2008    to  12/31/2008       17.234173         9.735436      133,416.6535
  01/01/2009    to  12/31/2009        9.735436        12.554887      136,525.9800
  01/01/2010    to  12/31/2010       12.554887        13.709977      151,784.9353
  01/01/2011    to  12/31/2011       13.709977        11.999062      155,818.0446
  01/01/2012    to  12/31/2012       11.999062        13.725179      140,309.4254
  01/01/2013    to  12/31/2013       13.725179        16.044248      123,705.2784
============   ==== ==========       =========        =========      ============

                       2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.394134        11.105815        382,850.1796
  01/01/2005    to  12/31/2005       11.105815        11.037506        240,763.4548
  01/01/2006    to  12/31/2006       11.037506        10.861386        234,597.8530
  01/01/2007    to  12/31/2007       10.861386        11.794665        206,052.6001
  01/01/2008    to  12/31/2008       11.794665        10.764035        144,764.2939
  01/01/2009    to  12/31/2009       10.764035        12.455274        180,260.6900
  01/01/2010    to  12/31/2010       12.455274        13.156218        235,321.1390
  01/01/2011    to  12/31/2011       13.156218        14.333217        210,296.9444
  01/01/2012    to  12/31/2012       14.333217        15.330776        194,274.1368
  01/01/2013    to  12/31/2013       15.330776        13.633363        182,431.8355
============   ==== ==========       =========        =========        ============
PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.511554        11.844988        425,802.7201
  01/01/2005    to  12/31/2005       11.844988        11.872043        338,717.0987
  01/01/2006    to  12/31/2006       11.872043        12.163353        316,052.9643
  01/01/2007    to  12/31/2007       12.163353        12.823035        279,980.7632
  01/01/2008    to  12/31/2008       12.823035        12.619976        253,190.4448
  01/01/2009    to  12/31/2009       12.619976        14.600343        362,413.6700
  01/01/2010    to  12/31/2010       14.600343        15.480609        432,545.0303
  01/01/2011    to  12/31/2011       15.480609        15.655875        435,941.5562
  01/01/2012    to  12/31/2012       15.655875        16.766859        514,514.9173
  01/01/2013    to  12/31/2013       16.766859        16.120048        407,703.7799
============   ==== ==========       =========        =========        ============
PIONEER FUND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       12.225970        14.929413          1,056.5700
  01/01/2010    to  12/31/2010       14.929413        16.965327          2,435.5004
  01/01/2011    to  12/31/2011       16.965327        15.819821          5,343.8534
  01/01/2012    to  12/31/2012       15.819821        17.113970          5,570.5964
  01/01/2013    to  12/31/2013       17.113970        22.262962          5,475.5562
============   ==== ==========       =========        =========        ============
PIONEER STRATEGIC INCOME SUB-ACCOUNT (CLASS E)
  05/03/2010    to  12/31/2010       11.691517        12.231830          6,413.8273
  01/01/2011    to  12/31/2011       12.231830        12.404789          7,808.6825
  01/01/2012    to  12/31/2012       12.404789        13.550610         11,158.6736
  01/01/2013    to  12/31/2013       13.550610        13.469683         11,751.9006
============   ==== ==========       =========        =========        ============
PYRAMIS (Reg. TM) GOVERNMENT INCOME SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.707623        10.829490        210,786.9573
  01/01/2013    to  12/31/2013       10.829490        10.135290         70,926.4617
============   ==== ==========       =========        =========        ============
PYRAMIS (Reg. TM) MANAGED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       10.214422        10.708064          6,590.1681
============   ==== ==========       =========        =========        ============

                       2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
SCHRODERS GLOBAL MULTI-ASSET SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.010646         1.063752        249,997.5196
  01/01/2013    to  12/31/2013        1.063752         1.148116        447,933.8355
============   ==== ==========       =========        =========        ============
SSGA GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        8.249570         8.405373              0.0000
  01/01/2009    to  12/31/2009        8.405373        10.289380         60,673.8100
  01/01/2010    to  12/31/2010       10.289380        11.320128         91,350.0093
  01/01/2011    to  12/31/2011       11.320128        11.214183        142,129.8846
  01/01/2012    to  12/31/2012       11.214183        12.402856        142,936.0373
  01/01/2013    to  12/31/2013       12.402856        13.729403        113,842.0382
============   ==== ==========       =========        =========        ============
SSGA GROWTH ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        7.638337         7.706026              0.0000
  01/01/2009    to  12/31/2009        7.706026         9.751421         43,716.3600
  01/01/2010    to  12/31/2010        9.751421        10.911342         50,836.9072
  01/01/2011    to  12/31/2011       10.911342        10.467993         78,206.6207
  01/01/2012    to  12/31/2012       10.467993        11.801962         68,920.0507
  01/01/2013    to  12/31/2013       11.801962        13.658977         41,348.6574
============   ==== ==========       =========        =========        ============
T. ROWE PRICE LARGE CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       42.464964        46.885921        179,615.1724
  01/01/2005    to  12/31/2005       46.885921        47.518965        119,375.0745
  01/01/2006    to  12/31/2006       47.518965        54.864963        105,293.7574
  01/01/2007    to  12/31/2007       54.864963        55.773897         86,845.9957
  01/01/2008    to  12/31/2008       55.773897        34.804809         79,030.1420
  01/01/2009    to  12/31/2009       34.804809        40.390398         74,574.7800
  01/01/2010    to  12/31/2010       40.390398        46.329072         71,858.8409
  01/01/2011    to  12/31/2011       46.329072        43.592251         66,198.4369
  01/01/2012    to  12/31/2012       43.592251        50.405995         56,179.8070
  01/01/2013    to  12/31/2013       50.405995        66.096200         51,489.0908
============   ==== ==========       =========        =========        ============
T. ROWE PRICE MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        6.036086         6.970762        184,054.1202
  01/01/2005    to  12/31/2005        6.970762         7.832612        189,972.5494
  01/01/2006    to  12/31/2006        7.832612         8.151187        230,374.7017
  01/01/2007    to  12/31/2007        8.151187         9.398020        198,262.6118
  01/01/2008    to  12/31/2008        9.398020         5.549820        177,225.2755
  01/01/2009    to  12/31/2009        5.549820         7.913590        184,629.9700
  01/01/2010    to  12/31/2010        7.913590         9.904407        168,014.2284
  01/01/2011    to  12/31/2011        9.904407         9.548701        174,661.9512
  01/01/2012    to  12/31/2012        9.548701        10.639199        143,972.8208
  01/01/2013    to  12/31/2013       10.639199        14.243294        125,542.0092
============   ==== ==========       =========        =========        ============

                       2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.366509        14.093881        237,618.1892
  01/01/2005    to  12/31/2005       14.093881        15.954074        159,236.5674
  01/01/2006    to  12/31/2006       15.954074        17.692495        160,732.2609
  01/01/2007    to  12/31/2007       17.692495        16.816338        129,159.6976
  01/01/2008    to  12/31/2008       16.816338        11.566752        128,430.8310
  01/01/2009    to  12/31/2009       11.566752        14.336602        134,187.6800
  01/01/2010    to  12/31/2010       14.336602        16.849091        129,519.7572
  01/01/2011    to  12/31/2011       16.849091        15.032126        133,374.9450
  01/01/2012    to  12/31/2012       15.032126        17.383033        111,407.4049
  01/01/2013    to  12/31/2013       17.383033        22.567656         96,653.9208
============   ==== ==========       =========        =========        ============
METROPOLITAN SERIES FUND
BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        8.884348         9.710339         70,430.6812
============   ==== ==========       =========        =========        ============
BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY AMERICAN FUNDS (Reg. TM) INTERNATIONAL SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.087803         6.029928         53,911.7100
  01/01/2009    to  12/31/2009        6.029928         8.425916        117,607.7100
  01/01/2010    to  12/31/2010        8.425916         8.828474        132,072.7578
  01/01/2011    to  12/31/2011        8.828474         7.417695        124,218.1825
  01/01/2012    to  12/31/2012        7.417695         8.538152        100,942.2422
  01/01/2013    to  04/26/2013        8.538152         8.838384              0.0000
============   ==== ==========       =========        =========        ============
BARCLAYS AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G)
 (FORMERLY BARCLAYS CAPITAL AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009       13.537644        13.957331            977.4200
  01/01/2010    to  12/31/2010       13.957331        14.454054         15,670.5724
  01/01/2011    to  12/31/2011       14.454054        15.181713         21,551.0934
  01/01/2012    to  12/31/2012       15.181713        15.412671         26,156.9501
  01/01/2013    to  12/31/2013       15.412671        14.719144         45,947.8038
============   ==== ==========       =========        =========        ============
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005        9.740285         9.803847         48,880.7654
  01/01/2006    to  12/31/2006        9.803847        10.047619         56,043.2683
  01/01/2007    to  12/31/2007       10.047619        10.321710        189,793.1392
  01/01/2008    to  12/31/2008       10.321710        10.379732        661,601.2020
  01/01/2009    to  12/31/2009       10.379732        10.199956        558,363.9400
  01/01/2010    to  12/31/2010       10.199956         9.997974        425,523.4447
  01/01/2011    to  12/31/2011        9.997974         9.800529        353,661.5697
  01/01/2012    to  12/31/2012        9.800529         9.605404        256,780.3561
  01/01/2013    to  12/31/2013        9.605404         9.415196        306,490.8556
============   ==== ==========       =========        =========        ============

                      2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                      NUMBER OF
                                   ACCUMULATION     ACCUMULATION     ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT        UNITS
                                   BEGINNING OF        END OF       OUTSTANDING AT
                                      PERIOD           PERIOD       END OF PERIOD
                                 ---------------  ---------------  ---------------
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
 (FORMERLY MET INVESTORS SERIES TRUST - MONEY MARKET SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        9.881184         9.747102       55,854.1411
  01/01/2005    to  04/30/2005        9.747102         9.740779            0.0000
============   ==== ==========       =========        =========      ============
DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  01/01/2004    to  12/31/2004       10.619550        11.672528      522,761.2432
  01/01/2005    to  12/31/2005       11.672528        12.601842      342,980.9688
  01/01/2006    to  12/31/2006       12.601842        14.132531      346,491.1543
  01/01/2007    to  12/31/2007       14.132531        14.465062      326,030.7541
  01/01/2008    to  12/31/2008       14.465062         8.583353      248,704.4892
  01/01/2009    to  12/31/2009        8.583353        11.091179      250,261.0900
  01/01/2010    to  12/31/2010       11.091179        12.156371      250,169.8602
  01/01/2011    to  12/31/2011       12.156371        11.418134      237,947.2766
  01/01/2012    to  12/31/2012       11.418134        12.612316      225,327.0336
  01/01/2013    to  12/31/2013       12.612316        16.507681      187,910.8734
============   ==== ==========       =========        =========      ============
FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       14.231304        16.896737       41,006.0062
============   ==== ==========       =========        =========      ============
FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY TURNER MID CAP GROWTH SUB-ACCOUNT (CLASS B))
  05/01/2004    to  12/31/2004        9.998356        11.070369       72,267.0575
  01/01/2005    to  12/31/2005       11.070369        12.084285       38,479.3992
  01/01/2006    to  12/31/2006       12.084285        12.564869       40,347.6562
  01/01/2007    to  12/31/2007       12.564869        15.288651       50,146.0518
  01/01/2008    to  12/31/2008       15.288651         7.747284       50,235.1885
  01/01/2009    to  12/31/2009        7.747284        11.175558       50,023.5500
  01/01/2010    to  12/31/2010       11.175558        13.930018       39,112.9336
  01/01/2011    to  12/31/2011       13.930018        12.635321       44,498.0392
  01/01/2012    to  12/31/2012       12.635321        13.129269       40,276.2735
  01/01/2013    to  04/26/2013       13.129269        14.140083            0.0000
============   ==== ==========       =========        =========      ============
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.658301        10.312638      253,634.4079
  01/01/2005    to  12/31/2005       10.312638        11.477507      163,490.7278
  01/01/2006    to  12/31/2006       11.477507        11.534778      166,034.8344
  01/01/2007    to  12/31/2007       11.534778        12.592692      126,809.9053
  01/01/2008    to  12/31/2008       12.592692         7.831644      114,056.1255
  01/01/2009    to  12/31/2009        7.831644        10.713698      112,514.9900
  01/01/2010    to  12/31/2010       10.713698        11.689801      119,090.6957
  01/01/2011    to  12/31/2011       11.689801        11.484204      117,693.8871
  01/01/2012    to  12/31/2012       11.484204        13.006730      232,756.1783
  01/01/2013    to  12/31/2013       13.006730        17.432343      195,695.2140
============   ==== ==========       =========        =========      ============

                      2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                      NUMBER OF
                                   ACCUMULATION     ACCUMULATION     ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT        UNITS
                                   BEGINNING OF        END OF       OUTSTANDING AT
                                      PERIOD           PERIOD       END OF PERIOD
                                 ---------------  ---------------  ---------------
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY JENNISON LARGE CAP EQUITY SUB-ACCOUNT (CLASS B) AND BEFORE THAT RAINIER
LARGE CAP EQUITY
 SUB-ACCOUNT (CLASS B))
  11/12/2007    to  12/31/2007        9.563658         9.973841        1,924.9612
  01/01/2008    to  12/31/2008        9.973841         5.688793       15,317.1846
  01/01/2009    to  12/31/2009        5.688793         6.872659        5,337.5500
  01/01/2010    to  12/31/2010        6.872659         7.773042       12,517.0195
  01/01/2011    to  12/31/2011        7.773042         7.326859       12,919.3311
  01/01/2012    to  12/31/2012        7.326859         8.091096       13,112.3347
  01/01/2013    to  04/26/2013        8.091096         8.678653            0.0000
============   ==== ==========       =========        =========      ============
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        7.849613         8.186475      578,892.3625
  01/01/2005    to  12/31/2005        8.186475         8.403139      383,399.9285
  01/01/2006    to  12/31/2006        8.403139         8.864521      415,622.8526
  01/01/2007    to  12/31/2007        8.864521         9.929508      349,175.6851
  01/01/2008    to  12/31/2008        9.929508         5.261155      297,576.6303
  01/01/2009    to  12/31/2009        5.261155         7.410726      251,815.2400
  01/01/2010    to  12/31/2010        7.410726         7.946640      231,153.5471
  01/01/2011    to  12/31/2011        7.946640         7.682062      211,021.0626
  01/01/2012    to  04/27/2012        7.682062         8.625430            0.0000
============   ==== ==========       =========        =========      ============
MET/ARTISAN MID CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       13.778783        14.808845      295,898.9014
  01/01/2005    to  12/31/2005       14.808845        15.925655      240,151.0204
  01/01/2006    to  12/31/2006       15.925655        17.511568      230,268.1206
  01/01/2007    to  12/31/2007       17.511568        15.948596      178,817.8450
  01/01/2008    to  12/31/2008       15.948596         8.420158      186,473.1912
  01/01/2009    to  12/31/2009        8.420158        11.653666      180,494.6100
  01/01/2010    to  12/31/2010       11.653666        13.109090      169,034.3496
  01/01/2011    to  12/31/2011       13.109090        13.684065      151,523.0440
  01/01/2012    to  12/31/2012       13.684065        14.964991      133,137.8532
  01/01/2013    to  12/31/2013       14.964991        20.024233      118,299.9315
============   ==== ==========       =========        =========      ============
MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008       10.063937        10.125586            0.0000
  01/01/2009    to  12/31/2009       10.125586        14.164750       10,908.6600
  01/01/2010    to  12/31/2010       14.164750        17.020935       12,461.2345
  01/01/2011    to  12/31/2011       17.020935        13.972768       18,798.5969
  01/01/2012    to  12/31/2012       13.972768        16.146662       18,416.5797
  01/01/2013    to  12/31/2013       16.146662        20.195652       20,278.2165
============   ==== ==========       =========        =========      ============

                      2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                      NUMBER OF
                                   ACCUMULATION     ACCUMULATION     ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT        UNITS
                                   BEGINNING OF        END OF       OUTSTANDING AT
                                      PERIOD           PERIOD       END OF PERIOD
                                 ---------------  ---------------  ---------------
METLIFE MID CAP STOCK INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       10.508340        13.046762            0.0000
  01/01/2010    to  12/31/2010       13.046762        16.103205        4,188.4807
  01/01/2011    to  12/31/2011       16.103205        15.431453        8,737.9989
  01/01/2012    to  12/31/2012       15.431453        17.735810        9,103.6799
  01/01/2013    to  12/31/2013       17.735810        23.078772       11,428.6787
============   ==== ==========       =========        =========      ============
METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.314288        11.148694      103,713.0930
  01/01/2005    to  12/31/2005       11.148694        11.406769      130,714.9227
  01/01/2006    to  12/31/2006       11.406769        12.879559      131,588.8315
  01/01/2007    to  12/31/2007       12.879559        13.251129      104,257.3162
  01/01/2008    to  12/31/2008       13.251129         8.148526      119,904.7574
  01/01/2009    to  12/31/2009        8.148526        10.057496      145,216.9700
  01/01/2010    to  12/31/2010       10.057496        11.287000      116,583.8932
  01/01/2011    to  12/31/2011       11.287000        11.244884      138,809.6956
  01/01/2012    to  12/31/2012       11.244884        12.721523      127,440.0432
  01/01/2013    to  12/31/2013       12.721523        16.422447       98,374.5096
============   ==== ==========       =========        =========      ============
MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       17.292937        20.124260       16,227.7905
============   ==== ==========       =========        =========      ============
MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/FRANKLIN MUTUAL SHARES SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.997808         6.572875        6,411.4093
  01/01/2009    to  12/31/2009        6.572875         8.045953       36,135.9900
  01/01/2010    to  12/31/2010        8.045953         8.756087       59,357.9423
  01/01/2011    to  12/31/2011        8.756087         8.536112       46,435.1987
  01/01/2012    to  12/31/2012        8.536112         9.530503       42,994.9385
  01/01/2013    to  04/26/2013        9.530503        10.419926            0.0000
============   ==== ==========       =========        =========      ============
MSCI EAFE (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
 (FORMERLY MORGAN STANLEY EAFE (Reg. TM) SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009        8.665085        11.122151       12,130.2300
  01/01/2010    to  12/31/2010       11.122151        11.748533       12,325.8881
  01/01/2011    to  12/31/2011       11.748533        10.059120       13,837.1629
  01/01/2012    to  12/31/2012       10.059120        11.627628       41,795.9400
  01/01/2013    to  12/31/2013       11.627628        13.840718       63,686.4443
============   ==== ==========       =========        =========      ============
NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       15.399773        19.153339       35,689.0966
============   ==== ==========       =========        =========      ============

                      2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                      NUMBER OF
                                   ACCUMULATION     ACCUMULATION     ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT        UNITS
                                   BEGINNING OF        END OF       OUTSTANDING AT
                                      PERIOD           PERIOD       END OF PERIOD
                                 ---------------  ---------------  ---------------
NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
 (FORMERLY MLA MID CAP SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004       11.866859        13.306444       97,660.0132
  01/01/2005    to  12/31/2005       13.306444        14.094875       80,145.2322
  01/01/2006    to  12/31/2006       14.094875        15.844132       78,560.7007
  01/01/2007    to  12/31/2007       15.844132        15.107798       71,999.6034
  01/01/2008    to  12/31/2008       15.107798         9.136124       57,513.2442
  01/01/2009    to  12/31/2009        9.136124        12.247304       51,133.7400
  01/01/2010    to  12/31/2010       12.247304        14.749193       47,332.7556
  01/01/2011    to  12/31/2011       14.749193        13.694886       44,521.2935
  01/01/2012    to  12/31/2012       13.694886        14.131751       42,520.8527
  01/01/2013    to  04/26/2013       14.131751        15.293514            0.0000
============   ==== ==========       =========        =========      ============
RUSSELL 2000 (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       10.741240        13.168600          399.3500
  01/01/2010    to  12/31/2010       13.168600        16.334612        1,630.8224
  01/01/2011    to  12/31/2011       16.334612        15.318802        6,962.3082
  01/01/2012    to  12/31/2012       15.318802        17.407992       19,470.1013
  01/01/2013    to  12/31/2013       17.407992        23.568232       18,144.2558
============   ==== ==========       =========        =========      ============
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        6.659429         8.374812      116,665.5273
============   ==== ==========       =========        =========      ============
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY RCM TECHNOLOGY SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        4.533561         4.251921      128,383.3200
  01/01/2005    to  12/31/2005        4.251921         4.627103       96,637.1328
  01/01/2006    to  12/31/2006        4.627103         4.778214      165,523.0728
  01/01/2007    to  12/31/2007        4.778214         6.159452      174,673.5160
  01/01/2008    to  12/31/2008        6.159452         3.353429      166,340.0533
  01/01/2009    to  12/31/2009        3.353429         5.225583      209,434.8700
  01/01/2010    to  12/31/2010        5.225583         6.540548      206,402.1249
  01/01/2011    to  12/31/2011        6.540548         5.776871      192,681.6665
  01/01/2012    to  12/31/2012        5.776871         6.348021      140,800.0173
  01/01/2013    to  04/26/2013        6.348021         6.625610            0.0000
============   ==== ==========       =========        =========      ============
VAN ECK GLOBAL NATURAL RESOURCES SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       11.591951        14.683617          460.3700
  01/01/2010    to  12/31/2010       14.683617        18.570599       16,975.7418
  01/01/2011    to  12/31/2011       18.570599        15.168094       18,289.6148
  01/01/2012    to  12/31/2012       15.168094        15.249441       18,738.2775
  01/01/2013    to  12/31/2013       15.249441        16.555054       16,740.3359
============   ==== ==========       =========        =========      ============

                       2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005       14.837222        14.763172               0.0000
  01/01/2006    to  12/31/2006       14.763172        15.038163           1,095.1197
  01/01/2007    to  12/31/2007       15.038163        15.333285           3,697.1190
  01/01/2008    to  12/31/2008       15.333285        14.948873           6,339.9968
  01/01/2009    to  12/31/2009       14.948873        15.250768           4,550.1800
  01/01/2010    to  12/31/2010       15.250768        15.769877          26,480.7476
  01/01/2011    to  12/31/2011       15.769877        16.272444          26,629.4090
  01/01/2012    to  12/31/2012       16.272444        16.434607          22,200.0728
  01/01/2013    to  12/31/2013       16.434607        15.963339          17,537.0111
============   ==== ==========       =========        =========       ==============
MET INVESTORS SERIES TRUST -  METLIFE ASSET ALLOCATION PROGRAM
METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.299291        10.681379         831,232.3423
  01/01/2005    to  12/31/2005       10.681379        11.557321       1,001,617.4838
  01/01/2006    to  12/31/2006       11.557321        12.875254         913,824.5016
  01/01/2007    to  12/31/2007       12.875254        12.983219         535,274.0874
  01/01/2008    to  12/31/2008       12.983219         7.531553         346,926.7634
  01/01/2009    to  12/31/2009        7.531553         9.792493         365,951.7900
  01/01/2010    to  12/31/2010        9.792493        11.182620         367,274.1222
  01/01/2011    to  12/31/2011       11.182620        10.328480         276,139.5305
  01/01/2012    to  12/31/2012       10.328480        11.817735         207,406.2486
  01/01/2013    to  12/31/2013       11.817735        15.001852         273,561.7110
============   ==== ==========       =========        =========       ==============
METLIFE BALANCED STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.099490        10.385557       1,201,151.8780
  01/01/2005    to  12/31/2005       10.385557        10.905523       2,664,536.4573
  01/01/2006    to  12/31/2006       10.905523        11.970617       3,258,534.4045
  01/01/2007    to  12/31/2007       11.970617        12.305159       3,058,097.4179
  01/01/2008    to  12/31/2008       12.305159         8.208898       2,723,682.5944
  01/01/2009    to  12/31/2009        8.208898        10.326377       2,607,870.1700
  01/01/2010    to  12/31/2010       10.326377        11.497127       2,575,068.1495
  01/01/2011    to  12/31/2011       11.497127        11.078030       2,612,876.3300
  01/01/2012    to  12/31/2012       11.078030        12.370158       2,410,681.6755
  01/01/2013    to  12/31/2013       12.370158        14.479841       2,282,113.0024
============   ==== ==========       =========        =========       ==============

                       2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004        9.939649        10.101868          93,959.5617
  01/01/2005    to  12/31/2005       10.101868        10.345995         546,701.4133
  01/01/2006    to  12/31/2006       10.345995        11.016462         498,622.4885
  01/01/2007    to  12/31/2007       11.016462        11.436295         867,626.0466
  01/01/2008    to  12/31/2008       11.436295         8.894345       1,002,444.2268
  01/01/2009    to  12/31/2009        8.894345        10.715424         940,211.8000
  01/01/2010    to  12/31/2010       10.715424        11.648442         941,145.4780
  01/01/2011    to  12/31/2011       11.648442        11.621002         790,999.0512
  01/01/2012    to  12/31/2012       11.621002        12.632521         759,208.3008
  01/01/2013    to  12/31/2013       12.632521        13.506656         619,030.6362
============   ==== ==========       =========        =========       ==============
METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.239351        10.596336       1,231,650.6370
  01/01/2005    to  12/31/2005       10.596336        11.334900       2,552,509.6525
  01/01/2006    to  12/31/2006       11.334900        12.621582       3,300,764.3244
  01/01/2007    to  12/31/2007       12.621582        12.952034       3,402,399.5126
  01/01/2008    to  12/31/2008       12.952034         7.887466       2,913,163.1749
  01/01/2009    to  12/31/2009        7.887466        10.058265       2,822,001.1100
  01/01/2010    to  12/31/2010       10.058265        11.386377       2,748,952.8337
  01/01/2011    to  12/31/2011       11.386377        10.729021       2,561,984.4133
  01/01/2012    to  12/31/2012       10.729021        12.168568       2,321,679.1872
  01/01/2013    to  12/31/2013       12.168568        15.018680       2,244,263.2526
============   ==== ==========       =========        =========       ==============
METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/FRANKLIN TEMPLETON FOUNDING STRATEGY SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.997808         7.004605          69,284.4158
  01/01/2009    to  12/31/2009        7.004605         8.826238          54,142.1700
  01/01/2010    to  12/31/2010        8.826238         9.520666          84,412.7661
  01/01/2011    to  12/31/2011        9.520666         9.168219          96,298.1406
  01/01/2012    to  12/31/2012        9.168219        10.434630         103,874.1022
  01/01/2013    to  04/26/2013       10.434630        11.212040               0.0000
============   ==== ==========       =========        =========       ==============

                       2.00% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
METLIFE MODERATE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.009579        10.222004        201,387.1473
  01/01/2005    to  12/31/2005       10.222004        10.602593        604,368.0698
  01/01/2006    to  12/31/2006       10.602593        11.456660        911,614.1911
  01/01/2007    to  12/31/2007       11.456660        11.925566      1,310,986.9255
  01/01/2008    to  12/31/2008       11.925566         8.600426      1,331,305.0002
  01/01/2009    to  12/31/2009        8.600426        10.629271      1,095,199.6400
  01/01/2010    to  12/31/2010       10.629271        11.710789      1,183,275.8135
  01/01/2011    to  12/31/2011       11.710789        11.465977      1,130,006.3195
  01/01/2012    to  12/31/2012       11.465977        12.630638      1,000,943.8708
  01/01/2013    to  12/31/2013       12.630638        14.141787        954,534.5793
============   ==== ==========       =========        =========      ==============

                      2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                      NUMBER OF
                                   ACCUMULATION     ACCUMULATION     ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT        UNITS
                                   BEGINNING OF        END OF       OUTSTANDING AT
                                      PERIOD           PERIOD       END OF PERIOD
                                 ---------------  ---------------  ---------------
MET INVESTORS SERIES TRUST
ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.152523        10.453468       49,204.1317
  01/01/2013    to  12/31/2013       10.453468        11.382887       50,012.5652
============   ==== ==========       =========        =========      ============
AMERICAN FUNDS (Reg. TM) BALANCED ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.007753         6.980314      133,811.4209
  01/01/2009    to  12/31/2009        6.980314         8.844211      293,165.8800
  01/01/2010    to  12/31/2010        8.844211         9.718562      628,454.2513
  01/01/2011    to  12/31/2011        9.718562         9.319201      661,735.7080
  01/01/2012    to  12/31/2012        9.319201        10.364233      670,620.3430
  01/01/2013    to  12/31/2013       10.364233        12.035729      637,528.1756
============   ==== ==========       =========        =========      ============
AMERICAN FUNDS (Reg. TM) GROWTH ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.997754         6.331349      280,865.7053
  01/01/2009    to  12/31/2009        6.331349         8.314334      584,176.2000
  01/01/2010    to  12/31/2010        8.314334         9.244030      457,473.0953
  01/01/2011    to  12/31/2011        9.244030         8.628175      453,732.0376
  01/01/2012    to  12/31/2012        8.628175         9.817988      420,099.1125
  01/01/2013    to  12/31/2013        9.817988        12.033942      385,341.9748
============   ==== ==========       =========        =========      ============
AMERICAN FUNDS (Reg. TM) GROWTH SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008        9.987754         5.733881       28,135.0232
  01/01/2009    to  12/31/2009        5.733881         7.802145       56,450.9000
  01/01/2010    to  12/31/2010        7.802145         9.044777       67,612.6967
  01/01/2011    to  12/31/2011        9.044777         8.453840       68,767.7116
  01/01/2012    to  12/31/2012        8.453840         9.723437       56,762.1755
  01/01/2013    to  12/31/2013        9.723437        12.363621       45,555.9777
============   ==== ==========       =========        =========      ============
AMERICAN FUNDS (Reg. TM) MODERATE ALLOCATION SUB-ACCOUNT (CLASS C)
  04/28/2008    to  12/31/2008       10.017752         7.651043      134,477.6004
  01/01/2009    to  12/31/2009        7.651043         9.249565      326,695.1800
  01/01/2010    to  12/31/2010        9.249565         9.959711      407,093.2315
  01/01/2011    to  12/31/2011        9.959711         9.776712      400,461.9502
  01/01/2012    to  12/31/2012        9.776712        10.615421      390,806.0138
  01/01/2013    to  12/31/2013       10.615421        11.806193      325,162.5726
============   ==== ==========       =========        =========      ============
AQR GLOBAL RISK BALANCED SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       11.078638        11.433469       79,249.2244
  01/01/2013    to  12/31/2013       11.433469        10.821573       72,129.0988
============   ==== ==========       =========        =========      ============
BLACKROCK GLOBAL TACTICAL STRATEGIES SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.909069        10.185425      203,652.4795
  01/01/2013    to  12/31/2013       10.185425        11.007432      160,286.5219
============   ==== ==========       =========        =========      ============

                      2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                      NUMBER OF
                                   ACCUMULATION     ACCUMULATION     ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT        UNITS
                                   BEGINNING OF        END OF       OUTSTANDING AT
                                      PERIOD           PERIOD       END OF PERIOD
                                 ---------------  ---------------  ---------------
BLACKROCK HIGH YIELD SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       15.585381        11.607839          423.9366
  01/01/2009    to  12/31/2009       11.607839        16.677546       20,973.7700
  01/01/2010    to  12/31/2010       16.677546        18.916374       30,654.6355
  01/01/2011    to  12/31/2011       18.916374        18.967888       28,470.5814
  01/01/2012    to  12/31/2012       18.967888        21.655009       31,439.3772
  01/01/2013    to  12/31/2013       21.655009        23.195767       31,592.8432
============   ==== ==========       =========        =========      ============
CLARION GLOBAL REAL ESTATE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004        9.998315        12.777839       85,660.4603
  01/01/2005    to  12/31/2005       12.777839        14.182623       86,646.7443
  01/01/2006    to  12/31/2006       14.182623        19.117954      121,441.4993
  01/01/2007    to  12/31/2007       19.117954        15.917430      147,927.0516
  01/01/2008    to  12/31/2008       15.917430         9.094890      166,867.5082
  01/01/2009    to  12/31/2009        9.094890        12.005300      165,292.7600
  01/01/2010    to  12/31/2010       12.005300        13.656337      165,430.1333
  01/01/2011    to  12/31/2011       13.656337        12.632295      147,876.1674
  01/01/2012    to  12/31/2012       12.632295        15.590890      142,530.6088
  01/01/2013    to  12/31/2013       15.590890        15.816081      135,570.0984
============   ==== ==========       =========        =========      ============
CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        6.592476         7.003478      685,779.1552
  01/01/2005    to  12/31/2005        7.003478         7.793346      443,459.6095
  01/01/2006    to  12/31/2006        7.793346         7.502875      369,270.5981
  01/01/2007    to  12/31/2007        7.502875         7.516415      317,385.7729
  01/01/2008    to  12/31/2008        7.516415         4.487781      284,156.5308
  01/01/2009    to  12/31/2009        4.487781         5.845942      247,144.7800
  01/01/2010    to  12/31/2010        5.845942         7.089778      229,612.6657
  01/01/2011    to  12/31/2011        7.089778         7.171781      298,989.5991
  01/01/2012    to  12/31/2012        7.171781         8.325782      383,558.6369
  01/01/2013    to  12/31/2013        8.325782        11.876631      401,922.5649
============   ==== ==========       =========        =========      ============
CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B) AND BEFORE
THAT LEGG
 MASON VALUE EQUITY SUB-ACCOUNT (CLASS B))
  11/07/2005    to  12/31/2005       10.245988        10.614176       24,236.9302
  01/01/2006    to  12/31/2006       10.614176        11.083909      105,921.4343
  01/01/2007    to  12/31/2007       11.083909        10.216408      162,559.7513
  01/01/2008    to  12/31/2008       10.216408         4.542073      188,844.3348
  01/01/2009    to  12/31/2009        4.542073         6.139525      190,035.6200
  01/01/2010    to  12/31/2010        6.139525         6.456202      172,427.6925
  01/01/2011    to  04/29/2011        6.456202         6.850412            0.0000
============   ==== ==========       =========        =========      ============

                      2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                      NUMBER OF
                                   ACCUMULATION     ACCUMULATION     ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT        UNITS
                                   BEGINNING OF        END OF       OUTSTANDING AT
                                      PERIOD           PERIOD       END OF PERIOD
                                 ---------------  ---------------  ---------------
CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO II SUB-ACCOUNT (CLASS B)
 (FORMERLY JANUS FORTY SUB-ACCOUNT (CLASS B))
  05/03/2010    to  12/31/2010       125.926993       128.945415         142.3018
  01/01/2011    to  12/31/2011       128.945415       116.801881         320.2085
  01/01/2012    to  12/31/2012       116.801881       140.182768         630.0553
  01/01/2013    to  12/31/2013       140.182768       176.873069       2,887.1044
============   ==== ==========       ==========       ==========     ============
GOLDMAN SACHS MID CAP VALUE SUB-ACCOUNT (CLASS B)
  05/01/2004    to  12/31/2004         9.998315        11.919714      73,903.7494
  01/01/2005    to  12/31/2005        11.919714        13.142639      80,986.6847
  01/01/2006    to  12/31/2006        13.142639        14.897265      84,389.0735
  01/01/2007    to  12/31/2007        14.897265        15.045233      64,927.7816
  01/01/2008    to  12/31/2008        15.045233         9.421654      54,308.6681
  01/01/2009    to  12/31/2009         9.421654        12.212179      44,268.9300
  01/01/2010    to  12/31/2010        12.212179        14.863866      40,529.2706
  01/01/2011    to  12/31/2011        14.863866        13.646317      47,348.8886
  01/01/2012    to  12/31/2012        13.646317        15.790043      42,200.5266
  01/01/2013    to  12/31/2013        15.790043        20.520707      38,504.8868
============   ==== ==========       ==========       ==========     ============
HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        11.586477        13.680486     296,521.6943
  01/01/2005    to  12/31/2005        13.680486        15.311936     278,844.7095
  01/01/2006    to  12/31/2006        15.311936        19.330066     257,615.6710
  01/01/2007    to  12/31/2007        19.330066        18.723852     261,850.6855
  01/01/2008    to  12/31/2008        18.723852        10.843216     176,082.3889
  01/01/2009    to  12/31/2009        10.843216        16.472555     131,759.9600
  01/01/2010    to  12/31/2010        16.472555        18.788477     132,552.9929
  01/01/2011    to  12/31/2011        18.788477        15.783629     119,878.0965
  01/01/2012    to  12/31/2012        15.783629        19.984811     100,571.6559
  01/01/2013    to  12/31/2013        19.984811        25.549173      82,451.0475
============   ==== ==========       ==========       ==========     ============
INVESCO BALANCED-RISK ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012         1.010605         1.043317     469,740.7183
  01/01/2013    to  12/31/2013         1.043317         1.041170     471,639.1879
============   ==== ==========       ==========       ==========     ============

                      2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                      NUMBER OF
                                   ACCUMULATION     ACCUMULATION     ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT        UNITS
                                   BEGINNING OF        END OF       OUTSTANDING AT
                                      PERIOD           PERIOD       END OF PERIOD
                                 ---------------  ---------------  ---------------
INVESCO COMSTOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B))
  05/01/2005    to  12/31/2005        9.998315        10.430310       20,174.2044
  01/01/2006    to  12/31/2006       10.430310        11.859735       66,675.2605
  01/01/2007    to  12/31/2007       11.859735        11.328245      119,708.7443
  01/01/2008    to  12/31/2008       11.328245         7.112139      120,859.4214
  01/01/2009    to  12/31/2009        7.112139         8.819300      115,988.9400
  01/01/2010    to  12/31/2010        8.819300         9.923869      106,626.4975
  01/01/2011    to  12/31/2011        9.923869         9.578696       91,593.0682
  01/01/2012    to  12/31/2012        9.578696        11.113050       74,486.4175
  01/01/2013    to  12/31/2013       11.113050        14.740609       80,400.3634
============   ==== ==========       =========        =========      ============
INVESCO MID CAP VALUE SUB-ACCOUNT (CLASS B)
 (FORMERLY LORD ABBETT MID CAP VALUE SUB-ACCOUNT (CLASS B)
  04/28/2008    to  12/31/2008       23.494010        15.411100       53,037.3276
  01/01/2009    to  12/31/2009       15.411100        19.104625       62,160.3200
  01/01/2010    to  12/31/2010       19.104625        23.495365       61,414.4549
  01/01/2011    to  12/31/2011       23.495365        22.168211       56,461.7055
  01/01/2012    to  12/31/2012       22.168211        24.907796       49,064.8545
  01/01/2013    to  12/31/2013       24.907796        31.797783       52,217.8321
============   ==== ==========       =========        =========      ============
INVESCO SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.435723        11.923685      393,613.7625
  01/01/2005    to  12/31/2005       11.923685        12.648094      265,468.9951
  01/01/2006    to  12/31/2006       12.648094        14.149636      213,842.9712
  01/01/2007    to  12/31/2007       14.149636        15.395578      174,168.1777
  01/01/2008    to  12/31/2008       15.395578         9.240888      154,109.7312
  01/01/2009    to  12/31/2009        9.240888        12.115212      131,706.8000
  01/01/2010    to  12/31/2010       12.115212        14.977377      120,016.3817
  01/01/2011    to  12/31/2011       14.977377        14.515408       90,768.6290
  01/01/2012    to  12/31/2012       14.515408        16.811721       77,025.0784
  01/01/2013    to  12/31/2013       16.811721        23.088062       70,618.8789
============   ==== ==========       =========        =========      ============
JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       10.872790        10.297447       26,293.5418
============   ==== ==========       =========        =========      ============

                      2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                      NUMBER OF
                                   ACCUMULATION     ACCUMULATION     ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT        UNITS
                                   BEGINNING OF        END OF       OUTSTANDING AT
                                      PERIOD           PERIOD       END OF PERIOD
                                 ---------------  ---------------  ---------------
JPMORGAN CORE BOND SUB-ACCOUNT (CLASS B)
 (FORMERLY JPMORGAN CORE BOND SUB-ACCOUNT (CLASS C) AND BEFORE THAT AMERICAN FUNDS
(Reg. TM) BOND
 SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.037751         8.912431       15,065.3900
  01/01/2009    to  12/31/2009        8.912431         9.790053       50,753.9900
  01/01/2010    to  12/31/2010        9.790053        10.176582       50,270.5538
  01/01/2011    to  12/31/2011       10.176582        10.547825       41,205.2332
  01/01/2012    to  12/31/2012       10.547825        10.840645       44,456.3297
  01/01/2013    to  04/26/2013       10.840645        10.811986            0.0000
============   ==== ==========       =========        =========      ============
JPMORGAN GLOBAL ACTIVE ALLOCATION SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.012660         1.045354       72,967.5013
  01/01/2013    to  12/31/2013        1.045354         1.136665      231,475.0893
============   ==== ==========       =========        =========      ============
LOOMIS SAYLES GLOBAL MARKETS SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988315        10.294456        4,950.2688
  01/01/2007    to  12/31/2007       10.294456        12.893478       57,553.2816
  01/01/2008    to  12/31/2008       12.893478         7.672041       74,325.1032
  01/01/2009    to  12/31/2009        7.672041        10.584426       69,608.6900
  01/01/2010    to  12/31/2010       10.584426        12.652514       98,756.8241
  01/01/2011    to  12/31/2011       12.652514        12.212475       54,322.7095
  01/01/2012    to  12/31/2012       12.212475        13.989045       50,151.2133
  01/01/2013    to  12/31/2013       13.989045        16.052704       50,983.3385
============   ==== ==========       =========        =========      ============
LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       15.815460        16.759052      625,967.8135
  01/01/2005    to  12/31/2005       16.759052        16.665125      434,170.7009
  01/01/2006    to  12/31/2006       16.665125        17.821527      338,175.6700
  01/01/2007    to  12/31/2007       17.821527        18.601507      254,169.2040
  01/01/2008    to  12/31/2008       18.601507        14.832868      191,345.2734
  01/01/2009    to  12/31/2009       14.832868        19.875873      187,362.6200
  01/01/2010    to  12/31/2010       19.875873        21.997497      162,633.4898
  01/01/2011    to  12/31/2011       21.997497        22.513197      145,886.7578
  01/01/2012    to  12/31/2012       22.513197        24.909463      122,897.1377
  01/01/2013    to  12/31/2013       24.909463        26.351252      103,706.0928
============   ==== ==========       =========        =========      ============
MET/EATON VANCE FLOATING RATE SUB-ACCOUNT (CLASS B)
  05/03/2010    to  12/31/2010        9.997192        10.177855       16,975.5839
  01/01/2011    to  12/31/2011       10.177855        10.172019       25,865.4921
  01/01/2012    to  12/31/2012       10.172019        10.695033       28,709.5450
  01/01/2013    to  12/31/2013       10.695033        10.879977       34,810.2390
============   ==== ==========       =========        =========      ============

                      2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                      NUMBER OF
                                   ACCUMULATION     ACCUMULATION     ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT        UNITS
                                   BEGINNING OF        END OF       OUTSTANDING AT
                                      PERIOD           PERIOD       END OF PERIOD
                                 ---------------  ---------------  ---------------
MET/FRANKLIN LOW DURATION TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/02/2011    to  12/31/2011        9.987193         9.724128        2,423.7345
  01/01/2012    to  12/31/2012        9.724128         9.944730          767.3397
  01/01/2013    to  12/31/2013        9.944730         9.856026       41,321.1192
============   ==== ==========       =========        =========      ============
MET/PUTNAM RESEARCH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  11/19/2004        7.584109         7.746419      253,761.4379
============   ==== ==========       =========        =========      ============
MET/TEMPLETON INTERNATIONAL BOND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009        9.997754        10.849747           77.5700
  01/01/2010    to  12/31/2010       10.849747        12.069219          293.5025
  01/01/2011    to  12/31/2011       12.069219        11.785726        1,790.2889
  01/01/2012    to  12/31/2012       11.785726        13.194934        1,904.8856
  01/01/2013    to  12/31/2013       13.194934        13.061296        2,094.8502
============   ==== ==========       =========        =========      ============
METLIFE BALANCED PLUS SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        9.935849        10.351571       90,708.5136
  01/01/2013    to  12/31/2013       10.351571        11.598045      141,717.1027
============   ==== ==========       =========        =========      ============
METLIFE MULTI-INDEX TARGETED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        1.076318         1.120516            0.0000
============   ==== ==========       =========        =========      ============
MFS (Reg. TM) EMERGING MARKETS EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2006    to  12/31/2006        9.988315        10.432867        7,107.5222
  01/01/2007    to  12/31/2007       10.432867        13.962722       72,926.9122
  01/01/2008    to  12/31/2008       13.962722         6.082499      254,692.9255
  01/01/2009    to  12/31/2009        6.082499        10.067748      226,405.4400
  01/01/2010    to  12/31/2010       10.067748        12.197046      216,641.6037
  01/01/2011    to  12/31/2011       12.197046         9.714793      207,977.2850
  01/01/2012    to  12/31/2012        9.714793        11.314976      192,057.3743
  01/01/2013    to  12/31/2013       11.314976        10.533176      192,658.9658
============   ==== ==========       =========        =========      ============
MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.321176        10.917708      406,868.9519
  01/01/2005    to  12/31/2005       10.917708        12.453487      326,612.1605
  01/01/2006    to  12/31/2006       12.453487        15.442674      349,136.4641
  01/01/2007    to  12/31/2007       15.442674        17.138290      422,776.4752
  01/01/2008    to  12/31/2008       17.138290         9.676406      414,107.8907
  01/01/2009    to  12/31/2009        9.676406        12.472521      375,609.3900
  01/01/2010    to  12/31/2010       12.472521        13.613233      355,351.7856
  01/01/2011    to  12/31/2011       13.613233        11.908439      319,762.4699
  01/01/2012    to  12/31/2012       11.908439        13.614676      290,174.3962
  01/01/2013    to  12/31/2013       13.614676        15.907121      247,916.3210
============   ==== ==========       =========        =========      ============

                       2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.390659        11.096537        585,787.9719
  01/01/2005    to  12/31/2005       11.096537        11.022786        377,386.3163
  01/01/2006    to  12/31/2006       11.022786        10.841492        307,553.7396
  01/01/2007    to  12/31/2007       10.841492        11.767146        453,759.8332
  01/01/2008    to  12/31/2008       11.767146        10.733536        360,202.9360
  01/01/2009    to  12/31/2009       10.733536        12.413779        356,915.9500
  01/01/2010    to  12/31/2010       12.413779        13.105833        366,618.3037
  01/01/2011    to  12/31/2011       13.105833        14.271210        334,233.8694
  01/01/2012    to  12/31/2012       14.271210        15.256784        314,557.2290
  01/01/2013    to  12/31/2013       15.256784        13.560777        282,266.8627
============   ==== ==========       =========        =========      ==============
PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.470430        11.796756        992,771.1322
  01/01/2005    to  12/31/2005       11.796756        11.817806        913,535.7194
  01/01/2006    to  12/31/2006       11.817806        12.101748      1,030,788.4572
  01/01/2007    to  12/31/2007       12.101748        12.751678      1,225,143.0195
  01/01/2008    to  12/31/2008       12.751678        12.543460      1,085,536.0072
  01/01/2009    to  12/31/2009       12.543460        14.504569      1,050,456.3900
  01/01/2010    to  12/31/2010       14.504569        15.371376      1,053,907.5460
  01/01/2011    to  12/31/2011       15.371376        15.537655        929,214.3910
  01/01/2012    to  12/31/2012       15.537655        16.631888        835,859.7866
  01/01/2013    to  12/31/2013       16.631888        15.982289        757,023.8462
============   ==== ==========       =========        =========      ==============
PIONEER FUND SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       12.133060        14.811077              0.0000
  01/01/2010    to  12/31/2010       14.811077        16.822447            196.1260
  01/01/2011    to  12/31/2011       16.822447        15.678760              0.0000
  01/01/2012    to  12/31/2012       15.678760        16.952845              0.0000
  01/01/2013    to  12/31/2013       16.952845        22.042344              0.0000
============   ==== ==========       =========        =========      ==============
PIONEER STRATEGIC INCOME SUB-ACCOUNT (CLASS E)
  05/03/2010    to  12/31/2010       11.680923        12.216698         27,487.8123
  01/01/2011    to  12/31/2011       12.216698        12.383266         35,064.1362
  01/01/2012    to  12/31/2012       12.383266        13.520302         38,700.1665
  01/01/2013    to  12/31/2013       13.520302        13.432837         35,936.1431
============   ==== ==========       =========        =========      ==============
PYRAMIS (Reg. TM) GOVERNMENT INCOME SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012       10.702228        10.820402         31,942.1422
  01/01/2013    to  12/31/2013       10.820402        10.121720         16,147.1030
============   ==== ==========       =========        =========      ==============
PYRAMIS (Reg. TM) MANAGED RISK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       10.214283        10.704310          6,290.9035
============   ==== ==========       =========        =========      ==============

                       2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
SCHRODERS GLOBAL MULTI-ASSET SUB-ACCOUNT (CLASS B)
  04/30/2012    to  12/31/2012        1.010638         1.063387        154,345.0612
  01/01/2013    to  12/31/2013        1.063387         1.147148        387,062.5880
============   ==== ==========       =========        =========        ============
SSGA GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        8.236724         8.391697          9,190.8464
  01/01/2009    to  12/31/2009        8.391697        10.267504         49,654.8900
  01/01/2010    to  12/31/2010       10.267504        11.290419         97,604.4670
  01/01/2011    to  12/31/2011       11.290419        11.179172        148,432.7906
  01/01/2012    to  12/31/2012       11.179172        12.357921        130,213.6160
  01/01/2013    to  12/31/2013       12.357921        13.672826        123,374.8637
============   ==== ==========       =========        =========        ============
SSGA GROWTH ETF SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008        7.626441         7.693486          7,616.8199
  01/01/2009    to  12/31/2009        7.693486         9.730686         35,095.6600
  01/01/2010    to  12/31/2010        9.730686        10.882702         47,005.1181
  01/01/2011    to  12/31/2011       10.882702        10.435307         58,392.3092
  01/01/2012    to  12/31/2012       10.435307        11.759200         59,304.3696
  01/01/2013    to  12/31/2013       11.759200        13.602685         56,714.2850
============   ==== ==========       =========        =========        ============
T. ROWE PRICE LARGE CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       42.313390        46.695155        338,352.6795
  01/01/2005    to  12/31/2005       46.695155        47.302031        275,629.5718
  01/01/2006    to  12/31/2006       47.302031        54.587274        249,601.0989
  01/01/2007    to  12/31/2007       54.587274        55.463710        227,997.5920
  01/01/2008    to  12/31/2008       55.463710        34.593831        192,108.4190
  01/01/2009    to  12/31/2009       34.593831        40.125478        173,984.7400
  01/01/2010    to  12/31/2010       40.125478        46.002212        158,943.6177
  01/01/2011    to  12/31/2011       46.002212        43.263096        136,858.1882
  01/01/2012    to  12/31/2012       43.263096        50.000256        114,977.9214
  01/01/2013    to  12/31/2013       50.000256        65.531408        103,876.7599
============   ==== ==========       =========        =========        ============
T. ROWE PRICE MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        6.014504         6.942358        894,898.0689
  01/01/2005    to  12/31/2005        6.942358         7.796808        678,220.8621
  01/01/2006    to  12/31/2006        7.796808         8.109881        541,003.5879
  01/01/2007    to  12/31/2007        8.109881         9.345696        487,502.1964
  01/01/2008    to  12/31/2008        9.345696         5.516147        405,570.9609
  01/01/2009    to  12/31/2009        5.516147         7.861642        400,716.2900
  01/01/2010    to  12/31/2010        7.861642         9.834477        360,017.9991
  01/01/2011    to  12/31/2011        9.834477         9.476551        269,065.5112
  01/01/2012    to  12/31/2012        9.476551        10.553502        246,687.1344
  01/01/2013    to  12/31/2013       10.553502        14.121510        220,644.8417
============   ==== ==========       =========        =========        ============

                       2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       11.357032        14.075075        481,356.7515
  01/01/2005    to  12/31/2005       14.075075        15.924850        356,107.2832
  01/01/2006    to  12/31/2006       15.924850        17.651281        278,209.8687
  01/01/2007    to  12/31/2007       17.651281        16.768726        247,135.6746
  01/01/2008    to  12/31/2008       16.768726        11.528208        195,931.4458
  01/01/2009    to  12/31/2009       11.528208        14.281682        178,668.2500
  01/01/2010    to  12/31/2010       14.281682        16.776165        171,539.0967
  01/01/2011    to  12/31/2011       16.776165        14.959592        143,116.9369
  01/01/2012    to  12/31/2012       14.959592        17.290465        126,556.9884
  01/01/2013    to  12/31/2013       17.290465        22.436265        118,700.1566
============   ==== ==========       =========        =========        ============
METROPOLITAN SERIES FUND
BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        8.862078         9.682738         51,926.1006
============   ==== ==========       =========        =========        ============
BAILLIE GIFFORD INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
 (FORMERLY AMERICAN FUNDS (Reg. TM) INTERNATIONAL SUB-ACCOUNT (CLASS C))
  04/28/2008    to  12/31/2008       10.087748         6.027848         15,359.3393
  01/01/2009    to  12/31/2009        6.027848         8.418799         24,020.1700
  01/01/2010    to  12/31/2010        8.418799         8.816613         50,710.3359
  01/01/2011    to  12/31/2011        8.816613         7.404028         57,127.2933
  01/01/2012    to  12/31/2012        7.404028         8.518139         51,999.3169
  01/01/2013    to  04/26/2013        8.518139         8.816266              0.0000
============   ==== ==========       =========        =========        ============
BARCLAYS AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G)
 (FORMERLY BARCLAYS CAPITAL AGGREGATE BOND INDEX SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009       13.466823        13.879731         14,274.6600
  01/01/2010    to  12/31/2010       13.879731        14.366508         37,463.6726
  01/01/2011    to  12/31/2011       14.366508        15.082240         31,465.5112
  01/01/2012    to  12/31/2012       15.082240        15.303989         31,169.5661
  01/01/2013    to  12/31/2013       15.303989        14.608044         23,241.0459
============   ==== ==========       =========        =========        ============
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005        9.699012         9.759072        491,186.1554
  01/01/2006    to  12/31/2006        9.759072         9.996747        550,092.3715
  01/01/2007    to  12/31/2007        9.996747        10.264293        659,360.6274
  01/01/2008    to  12/31/2008       10.264293        10.316818        990,038.0256
  01/01/2009    to  12/31/2009       10.316818        10.133063        753,170.9600
  01/01/2010    to  12/31/2010       10.133063         9.927440        535,255.7620
  01/01/2011    to  12/31/2011        9.927440         9.726536        539,447.8056
  01/01/2012    to  12/31/2012        9.726536         9.528091        444,875.3935
  01/01/2013    to  12/31/2013        9.528091         9.334745        389,883.9351
============   ==== ==========       =========        =========        ============

                       2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
 (FORMERLY MET INVESTORS SERIES TRUST - MONEY MARKET SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        9.845895         9.707423        524,372.4840
  01/01/2005    to  04/30/2005        9.707423         9.699543              0.0000
============   ==== ==========       =========        =========      ==============
DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  01/01/2004    to  12/31/2004       10.581621        11.625009      1,152,446.2097
  01/01/2005    to  12/31/2005       11.625009        12.544286        931,670.1763
  01/01/2006    to  12/31/2006       12.544286        14.060972        798,348.3255
  01/01/2007    to  12/31/2007       14.060972        14.384584        681,378.2471
  01/01/2008    to  12/31/2008       14.384584         8.531306        578,095.0604
  01/01/2009    to  12/31/2009        8.531306        11.018414        530,345.2300
  01/01/2010    to  12/31/2010       11.018414        12.070584        539,511.0403
  01/01/2011    to  12/31/2011       12.070584        11.331899        432,165.2673
  01/01/2012    to  12/31/2012       11.331899        12.510773        380,621.1292
  01/01/2013    to  12/31/2013       12.510773        16.366597        348,769.8336
============   ==== ==========       =========        =========      ==============
FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       14.167357        16.815150         19,691.0826
============   ==== ==========       =========        =========      ==============
FRONTIER MID CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY TURNER MID CAP GROWTH SUB-ACCOUNT (CLASS B))
  05/01/2004    to  12/31/2004        9.998315        11.066653         72,720.4509
  01/01/2005    to  12/31/2005       11.066653        12.074209         38,396.1621
  01/01/2006    to  12/31/2006       12.074209        12.548130         32,128.4084
  01/01/2007    to  12/31/2007       12.548130        15.260611         30,888.8496
  01/01/2008    to  12/31/2008       15.260611         7.729185         30,642.1785
  01/01/2009    to  12/31/2009        7.729185        11.143877         25,820.7600
  01/01/2010    to  12/31/2010       11.143877        13.883593         25,875.2153
  01/01/2011    to  12/31/2011       13.883593        12.586925         22,748.2944
  01/01/2012    to  12/31/2012       12.586925        13.072406         21,185.7237
  01/01/2013    to  04/26/2013       13.072406        14.076604              0.0000
============   ==== ==========       =========        =========      ==============
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004        9.650244        10.298871        322,774.8518
  01/01/2005    to  12/31/2005       10.298871        11.456474        240,519.6929
  01/01/2006    to  12/31/2006       11.456474        11.507898        209,568.7056
  01/01/2007    to  12/31/2007       11.507898        12.557032        147,863.9433
  01/01/2008    to  12/31/2008       12.557032         7.805540        145,950.4754
  01/01/2009    to  12/31/2009        7.805540        10.672653        132,020.5200
  01/01/2010    to  12/31/2010       10.672653        11.639200        158,439.2465
  01/01/2011    to  12/31/2011       11.639200        11.428787        108,372.8022
  01/01/2012    to  12/31/2012       11.428787        12.937464        318,997.0059
  01/01/2013    to  12/31/2013       12.937464        17.330845        292,973.1094
============   ==== ==========       =========        =========      ==============

                       2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY JENNISON LARGE CAP EQUITY SUB-ACCOUNT (CLASS B) AND BEFORE THAT RAINIER
LARGE CAP EQUITY
 SUB-ACCOUNT (CLASS B))
  11/12/2007    to  12/31/2007        9.563499         9.973006           3,591.3320
  01/01/2008    to  12/31/2008        9.973006         5.685456          12,498.9047
  01/01/2009    to  12/31/2009        5.685456         6.865193          15,373.4600
  01/01/2010    to  12/31/2010        6.865193         7.760721          12,554.8059
  01/01/2011    to  12/31/2011        7.760721         7.311594          12,444.3022
  01/01/2012    to  12/31/2012        7.311594         8.070182          10,293.5935
  01/01/2013    to  04/26/2013        8.070182         8.654844               0.0000
============   ==== ==========       =========        =========       ==============
JENNISON GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        7.821582         8.153153       1,390,362.4784
  01/01/2005    to  12/31/2005        8.153153         8.364763       1,099,885.8882
  01/01/2006    to  12/31/2006        8.364763         8.819638         966,595.1524
  01/01/2007    to  12/31/2007        8.819638         9.874268         761,003.5880
  01/01/2008    to  12/31/2008        9.874268         5.229254         664,487.3850
  01/01/2009    to  12/31/2009        5.229254         7.362110         565,468.8700
  01/01/2010    to  12/31/2010        7.362110         7.890564         535,683.3861
  01/01/2011    to  12/31/2011        7.890564         7.624047         401,982.2635
  01/01/2012    to  04/27/2012        7.624047         8.558898               0.0000
============   ==== ==========       =========        =========       ==============
MET/ARTISAN MID CAP VALUE SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       13.729638        14.748628         788,616.8617
  01/01/2005    to  12/31/2005       14.748628        15.852993         614,163.1753
  01/01/2006    to  12/31/2006       15.852993        17.422981         476,295.2953
  01/01/2007    to  12/31/2007       17.422981        15.859936         417,222.6825
  01/01/2008    to  12/31/2008       15.859936         8.369136         350,429.1002
  01/01/2009    to  12/31/2009        8.369136        11.577259         299,433.1000
  01/01/2010    to  12/31/2010       11.577259        13.016635         275,818.7326
  01/01/2011    to  12/31/2011       13.016635        13.580776         229,575.7443
  01/01/2012    to  12/31/2012       13.580776        14.844569         185,359.8204
  01/01/2013    to  12/31/2013       14.844569        19.853177         164,942.2039
============   ==== ==========       =========        =========       ==============
MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY SUB-ACCOUNT (CLASS B)
  11/10/2008    to  12/31/2008       10.063785        10.124727           1,357.7325
  01/01/2009    to  12/31/2009       10.124727        14.156467           2,220.3900
  01/01/2010    to  12/31/2010       14.156467        17.002492           5,976.6825
  01/01/2011    to  12/31/2011       17.002492        13.950654           5,850.9660
  01/01/2012    to  12/31/2012       13.950654        16.113009           7,710.1216
  01/01/2013    to  12/31/2013       16.113009        20.143494           6,625.1639
============   ==== ==========       =========        =========       ==============

                      2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                      NUMBER OF
                                   ACCUMULATION     ACCUMULATION     ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT        UNITS
                                   BEGINNING OF        END OF       OUTSTANDING AT
                                      PERIOD           PERIOD       END OF PERIOD
                                 ---------------  ---------------  ---------------
METLIFE MID CAP STOCK INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       10.461985        12.984932            0.0000
  01/01/2010    to  12/31/2010       12.984932        16.018888            0.0000
  01/01/2011    to  12/31/2011       16.018888        15.342992        2,509.3219
  01/01/2012    to  12/31/2012       15.342992        17.625280        2,772.4172
  01/01/2013    to  12/31/2013       17.625280        22.923486        3,568.3580
============   ==== ==========       =========        =========      ============
METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  01/01/2004    to  12/31/2004       10.302806        11.130703      304,165.5893
  01/01/2005    to  12/31/2005       11.130703        11.382685      276,939.7141
  01/01/2006    to  12/31/2006       11.382685        12.845959      234,191.3219
  01/01/2007    to  12/31/2007       12.845959        13.209916      240,428.2150
  01/01/2008    to  12/31/2008       13.209916         8.119100      188,476.6163
  01/01/2009    to  12/31/2009        8.119100        10.016166      174,853.9900
  01/01/2010    to  12/31/2010       10.016166        11.235003      156,810.7235
  01/01/2011    to  12/31/2011       11.235003        11.187497      147,267.6665
  01/01/2012    to  12/31/2012       11.187497        12.650241      126,835.5947
  01/01/2013    to  12/31/2013       12.650241        16.322270      121,672.7621
============   ==== ==========       =========        =========      ============
MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       17.165536        19.969276       24,319.1988
============   ==== ==========       =========        =========      ============
MFS (Reg. TM) VALUE SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/FRANKLIN MUTUAL SHARES SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.997754         6.570607       28,316.8258
  01/01/2009    to  12/31/2009        6.570607         8.039157       42,413.6100
  01/01/2010    to  12/31/2010        8.039157         8.744321       50,800.2267
  01/01/2011    to  12/31/2011        8.744321         8.520387       65,427.9602
  01/01/2012    to  12/31/2012        8.520387         9.508166       51,827.6338
  01/01/2013    to  04/26/2013        9.508166        10.393854            0.0000
============   ==== ==========       =========        =========      ============
MSCI EAFE (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
 (FORMERLY MORGAN STANLEY EAFE (Reg. TM) SUB-ACCOUNT (CLASS G))
  05/04/2009    to  12/31/2009        8.619725        11.060285        1,506.7400
  01/01/2010    to  12/31/2010       11.060285        11.677349        4,353.4043
  01/01/2011    to  12/31/2011       11.677349         9.993177           44.9886
  01/01/2012    to  12/31/2012        9.993177        11.545600          258.4506
  01/01/2013    to  12/31/2013       11.545600        13.736210        1,581.8257
============   ==== ==========       =========        =========      ============
NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013       18.466541        22.959878      111,264.8528
============   ==== ==========       =========        =========      ============

                       2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
NEUBERGER BERMAN GENESIS SUB-ACCOUNT (CLASS B)
 (FORMERLY MLA MID CAP SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004       11.853651        13.284973        245,822.5895
  01/01/2005    to  12/31/2005       13.284973        14.065118        203,167.6045
  01/01/2006    to  12/31/2006       14.065118        15.802802        198,231.3433
  01/01/2007    to  12/31/2007       15.802802        15.060813        257,877.1651
  01/01/2008    to  12/31/2008       15.060813         9.103133        239,026.6245
  01/01/2009    to  12/31/2009        9.103133        12.196978        212,790.8400
  01/01/2010    to  12/31/2010       12.196978        14.681252        179,992.5885
  01/01/2011    to  12/31/2011       14.681252        13.624996        166,531.5671
  01/01/2012    to  12/31/2012       13.624996        14.052564        153,775.5308
  01/01/2013    to  04/26/2013       14.052564        15.205400              0.0000
============   ==== ==========       =========        =========        ============
RUSSELL 2000 (Reg. TM) INDEX SUB-ACCOUNT (CLASS G)
  05/04/2009    to  12/31/2009       10.685008        13.095345              0.0000
  01/01/2010    to  12/31/2010       13.095345        16.235634            683.4555
  01/01/2011    to  12/31/2011       16.235634        15.218378          7,114.0950
  01/01/2012    to  12/31/2012       15.218378        17.285185          7,906.7855
  01/01/2013    to  12/31/2013       17.285185        23.390278         10,527.6091
============   ==== ==========       =========        =========        ============
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/29/2013    to  12/31/2013        6.604668         8.303149         89,864.8713
============   ==== ==========       =========        =========        ============
T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
 (FORMERLY RCM TECHNOLOGY SUB-ACCOUNT (CLASS B))
  01/01/2004    to  12/31/2004        4.517320         4.234564        549,600.5310
  01/01/2005    to  12/31/2005        4.234564         4.605918        306,787.5050
  01/01/2006    to  12/31/2006        4.605918         4.753966        242,613.5426
  01/01/2007    to  12/31/2007        4.753966         6.125116        198,842.6742
  01/01/2008    to  12/31/2008        6.125116         3.333058        151,925.7902
  01/01/2009    to  12/31/2009        3.333058         5.191245        146,756.7600
  01/01/2010    to  12/31/2010        5.191245         6.494325        151,987.3416
  01/01/2011    to  12/31/2011        6.494325         5.733182         98,648.0421
  01/01/2012    to  12/31/2012        5.733182         6.296846         93,981.8198
  01/01/2013    to  04/26/2013        6.296846         6.571153              0.0000
============   ==== ==========       =========        =========        ============
VAN ECK GLOBAL NATURAL RESOURCES SUB-ACCOUNT (CLASS B)
  05/04/2009    to  12/31/2009       11.588987        14.675024             57.0200
  01/01/2010    to  12/31/2010       14.675024        18.550463            628.0137
  01/01/2011    to  12/31/2011       18.550463        15.144079          1,166.7361
  01/01/2012    to  12/31/2012       15.144079        15.217644          2,172.2407
  01/01/2013    to  12/31/2013       15.217644        16.512274          1,500.4656
============   ==== ==========       =========        =========        ============

                       2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT          UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD         END OF PERIOD
                                 ---------------  ---------------  ------------------
WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  05/01/2005    to  12/31/2005       14.759517        14.680991          12,874.4648
  01/01/2006    to  12/31/2006       14.680991        14.947001             431.4388
  01/01/2007    to  12/31/2007       14.947001        15.232679           4,919.9232
  01/01/2008    to  12/31/2008       15.232679        14.843345          17,238.4782
  01/01/2009    to  12/31/2009       14.843345        15.135540          29,329.8400
  01/01/2010    to  12/31/2010       15.135540        15.642904          27,051.4939
  01/01/2011    to  12/31/2011       15.642904        16.133378          27,871.0194
  01/01/2012    to  12/31/2012       16.133378        16.285965          62,274.8390
  01/01/2013    to  12/31/2013       16.285965        15.811050          27,303.2888
============   ==== ==========       =========        =========       ==============
MET INVESTORS SERIES TRUST -  METLIFE ASSET ALLOCATION PROGRAM
METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.299023        10.680531         351,842.2560
  01/01/2005    to  12/31/2005       10.680531        11.550645         559,103.1454
  01/01/2006    to  12/31/2006       11.550645        12.861402         560,429.2012
  01/01/2007    to  12/31/2007       12.861402        12.962731         292,642.2947
  01/01/2008    to  12/31/2008       12.962731         7.515886         338,223.2931
  01/01/2009    to  12/31/2009        7.515886         9.767237         268,219.6100
  01/01/2010    to  12/31/2010        9.767237        11.148208         253,750.6072
  01/01/2011    to  12/31/2011       11.148208        10.291557         321,671.0844
  01/01/2012    to  12/31/2012       10.291557        11.769572         301,302.3403
  01/01/2013    to  12/31/2013       11.769572        14.933248         292,961.6994
============   ==== ==========       =========        =========       ==============
METLIFE BALANCED STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.099227        10.384732       1,189,242.7010
  01/01/2005    to  12/31/2005       10.384732        10.899222       1,662,710.6885
  01/01/2006    to  12/31/2006       10.899222        11.957737       1,743,168.6375
  01/01/2007    to  12/31/2007       11.957737        12.285740       1,827,345.9064
  01/01/2008    to  12/31/2008       12.285740         8.191826       1,824,376.2203
  01/01/2009    to  12/31/2009        8.191826        10.299750       1,940,908.4600
  01/01/2010    to  12/31/2010       10.299750        11.461754       1,888,851.9109
  01/01/2011    to  12/31/2011       11.461754        11.038436       2,181,620.5914
  01/01/2012    to  12/31/2012       11.038436        12.319752       1,859,346.4864
  01/01/2013    to  12/31/2013       12.319752        14.413633       1,690,876.3630
============   ==== ==========       =========        =========       ==============

                       2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004        9.939390        10.101066        132,798.5076
  01/01/2005    to  12/31/2005       10.101066        10.340016        263,723.7329
  01/01/2006    to  12/31/2006       10.340016        11.004607        650,012.0300
  01/01/2007    to  12/31/2007       11.004607        11.418246        766,567.9393
  01/01/2008    to  12/31/2008       11.418246         8.875851      1,014,220.5463
  01/01/2009    to  12/31/2009        8.875851        10.687800        823,420.3400
  01/01/2010    to  12/31/2010       10.687800        11.612607        895,178.2245
  01/01/2011    to  12/31/2011       11.612607        11.579475        571,213.4746
  01/01/2012    to  12/31/2012       11.579475        12.581054        573,503.7294
  01/01/2013    to  12/31/2013       12.581054        13.444904        454,600.2378
============   ==== ==========       =========        =========      ==============
METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.239085        10.595495      1,525,574.8060
  01/01/2005    to  12/31/2005       10.595495        11.328352      2,543,461.0656
  01/01/2006    to  12/31/2006       11.328352        12.608002      2,548,639.4385
  01/01/2007    to  12/31/2007       12.608002        12.931595      3,050,656.9906
  01/01/2008    to  12/31/2008       12.931595         7.871060      2,425,945.1669
  01/01/2009    to  12/31/2009        7.871060        10.032325      2,325,916.6100
  01/01/2010    to  12/31/2010       10.032325        11.351340      2,137,282.4222
  01/01/2011    to  12/31/2011       11.351340        10.690669      1,949,941.0855
  01/01/2012    to  12/31/2012       10.690669        12.118979      1,425,508.4529
  01/01/2013    to  12/31/2013       12.118979        14.950002      1,558,643.8046
============   ==== ==========       =========        =========      ==============
METLIFE GROWTH STRATEGY SUB-ACCOUNT (CLASS B)
 (FORMERLY MET/FRANKLIN TEMPLETON FOUNDING STRATEGY SUB-ACCOUNT (CLASS B))
  04/28/2008    to  12/31/2008        9.997754         7.002190        124,290.4658
  01/01/2009    to  12/31/2009        7.002190         8.818786        240,706.4700
  01/01/2010    to  12/31/2010        8.818786         9.507876        276,338.2689
  01/01/2011    to  12/31/2011        9.507876         9.151333        243,696.7552
  01/01/2012    to  12/31/2012        9.151333        10.410179        228,681.2715
  01/01/2013    to  04/26/2013       10.410179        11.183989              0.0000
============   ==== ==========       =========        =========      ==============

                       2.05% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                       NUMBER OF
                                   ACCUMULATION     ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT    UNIT VALUE AT         UNITS
                                   BEGINNING OF        END OF        OUTSTANDING AT
                                      PERIOD           PERIOD        END OF PERIOD
                                 ---------------  ---------------  -----------------
METLIFE MODERATE STRATEGY SUB-ACCOUNT (CLASS B)
  11/22/2004    to  12/31/2004       10.009318        10.221193        402,991.4738
  01/01/2005    to  12/31/2005       10.221193        10.596466        544,993.1307
  01/01/2006    to  12/31/2006       10.596466        11.444331        598,545.2189
  01/01/2007    to  12/31/2007       11.444331        11.906745        775,496.0883
  01/01/2008    to  12/31/2008       11.906745         8.582542        891,637.5345
  01/01/2009    to  12/31/2009        8.582542        10.601867        876,270.6600
  01/01/2010    to  12/31/2010       10.601867        11.674761      1,037,364.0839
  01/01/2011    to  12/31/2011       11.674761        11.425001        807,317.3699
  01/01/2012    to  12/31/2012       11.425001        12.579176        791,529.6818
  01/01/2013    to  12/31/2013       12.579176        14.077129        680,764.8977
============   ==== ==========       =========        =========      ==============

FINANCIAL STATEMENTS

The financial statements of MetLife Investors USA Separate Account A, the unaudited pro forma condensed combined financial statements of MetLife Insurance Company of Connecticut, giving effect to the merger on a pro forma basis, and the consolidated financial statements of MetLife Insurance Company of Connecticut, are included herein. Also included are the financial statements of MetLife Investors Insurance Company and Exeter Reassurance Company, Ltd. (affiliates of MetLife USA that were merged into MetLife USA effective as of November 14, 2014). The unaudited pro forma condensed combined financial statements of MetLife Insurance Company of Connecticut and the consolidated financial statements of MetLife Insurance Company of Connecticut should be considered only as bearing upon the ability of MetLife USA to meet its obligations under the contracts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Contract Owners of
MetLife Investors USA Separate Account A and Board of Directors of
MetLife Investors USA Insurance Company

We have audited the accompanying statements of assets and liabilities of MetLife Investors USA Separate Account A (the "Separate Account") of MetLife Investors USA Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Note 2 as of December 31, 2013, the related statements of operations for the respective stated period in the year then ended, the statements of changes in net assets for the respective stated periods in the two years then ended, and the financial highlights in Note 8 for the respective stated periods in the five years then ended. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2013, by correspondence with the custodian or mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2013, the results of their operations for the respective stated period in the year then ended, the changes in their net assets for the respective stated periods in the two years then ended, and the financial highlights for the respective stated periods in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 27, 2014

This page is intentionally left blank.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                    STATEMENTS OF ASSETS AND LIABILITIES
                              DECEMBER 31, 2013


                                                                                                                   AMERICAN FUNDS
                                                    ALGER             AMERICAN FUNDS         AMERICAN FUNDS         GLOBAL SMALL
                                              SMALL CAP GROWTH             BOND               GLOBAL GROWTH        CAPITALIZATION
                                                 SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------   --------------------   -------------------    -------------------
ASSETS:
   Investments at fair value..............   $        63,772,200   $        146,158,384   $       314,826,299    $       124,184,057
   Due from MetLife Investors
     USA Insurance Company................                    --                     --                    --                     --
                                             -------------------   --------------------   -------------------    -------------------
        Total Assets......................            63,772,200            146,158,384           314,826,299            124,184,057
                                             -------------------   --------------------   -------------------    -------------------
LIABILITIES:
   Accrued fees...........................                    --                     32                    93                     52
   Due to MetLife Investors
     USA Insurance Company................                     1                      1                     3                      2
                                             -------------------   --------------------   -------------------    -------------------
        Total Liabilities.................                     1                     33                    96                     54
                                             -------------------   --------------------   -------------------    -------------------

NET ASSETS................................   $        63,772,199   $        146,158,351   $       314,826,203    $       124,184,003
                                             ===================   ====================   ===================    ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units.....   $        63,772,199   $        146,137,922   $       314,815,262    $       124,172,760
   Net assets from contracts in payout....                    --                 20,429                10,941                 11,243
                                             -------------------   --------------------   -------------------    -------------------
        Total Net Assets..................   $        63,772,199   $        146,158,351   $       314,826,203    $       124,184,003
                                             ===================   ====================   ===================    ===================


 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                            AMERICAN FUNDS        AMERICAN FUNDS             DWS I          FEDERATED HIGH
                                                GROWTH             GROWTH-INCOME         INTERNATIONAL        INCOME BOND
                                              SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
                                          -------------------  --------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $       856,560,270  $        388,320,093  $        18,592,801  $            26,171
   Due from MetLife Investors
     USA Insurance Company..............                   --                    --                   --                   --
                                          -------------------  --------------------  -------------------  -------------------
        Total Assets....................          856,560,270           388,320,093           18,592,801               26,171
                                          -------------------  --------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   64                   100                    7                    5
   Due to MetLife Investors
     USA Insurance Company..............                    2                     3                   --                   --
                                          -------------------  --------------------  -------------------  -------------------
        Total Liabilities...............                   66                   103                    7                    5
                                          -------------------  --------------------  -------------------  -------------------

NET ASSETS..............................  $       856,560,204  $        388,319,990  $        18,592,794  $            26,166
                                          ===================  ====================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       856,524,635  $        388,260,143  $        18,592,794  $            26,166
   Net assets from contracts in payout..               35,569                59,847                   --                   --
                                          -------------------  --------------------  -------------------  -------------------
        Total Net Assets................  $       856,560,204  $        388,319,990  $        18,592,794  $            26,166
                                          ===================  ====================  ===================  ===================

                                                FEDERATED          FIDELITY VIP          FIDELITY VIP        FIDELITY VIP
                                                 KAUFMAN           ASSET MANAGER          CONTRAFUND         EQUITY-INCOME
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
                                          -------------------  --------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $            44,909  $         88,274,484  $       611,972,984  $         5,954,600
   Due from MetLife Investors
     USA Insurance Company..............                   --                    --                   --                   --
                                          -------------------  --------------------  -------------------  -------------------
        Total Assets....................               44,909            88,274,484          611,972,984            5,954,600
                                          -------------------  --------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    2                     1                   45                   --
   Due to MetLife Investors
     USA Insurance Company..............                   --                    --                   13                   --
                                          -------------------  --------------------  -------------------  -------------------
        Total Liabilities...............                    2                     1                   58                   --
                                          -------------------  --------------------  -------------------  -------------------

NET ASSETS..............................  $            44,907  $         88,274,483  $       611,972,926  $         5,954,600
                                          ===================  ====================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $            44,907  $         88,274,483  $       611,972,926  $         5,954,600
   Net assets from contracts in payout..                   --                    --                   --                   --
                                          -------------------  --------------------  -------------------  -------------------
        Total Net Assets................  $            44,907  $         88,274,483  $       611,972,926  $         5,954,600
                                          ===================  ====================  ===================  ===================

                                              FIDELITY VIP          FIDELITY VIP
                                            FUNDSMANAGER 50%      FUNDSMANAGER 60%
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  -------------------
ASSETS:
   Investments at fair value............  $      2,033,793,788  $     4,031,523,824
   Due from MetLife Investors
     USA Insurance Company..............                    --                   --
                                          --------------------  -------------------
        Total Assets....................         2,033,793,788        4,031,523,824
                                          --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    --                   --
   Due to MetLife Investors
     USA Insurance Company..............                    --                   --
                                          --------------------  -------------------
        Total Liabilities...............                    --                   --
                                          --------------------  -------------------

NET ASSETS..............................  $      2,033,793,788  $     4,031,523,824
                                          ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      2,033,793,788  $     4,031,523,824
   Net assets from contracts in payout..                    --                   --
                                          --------------------  -------------------
        Total Net Assets................  $      2,033,793,788  $     4,031,523,824
                                          ====================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013



                                              FIDELITY VIP          FIDELITY VIP          FIDELITY VIP          FIDELITY VIP
                                                 GROWTH               INDEX 500              MID CAP            MONEY MARKET
                                               SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value............  $        165,968,439  $         69,677,261  $        446,581,951  $         76,155,366
   Due from MetLife Investors
     USA Insurance Company..............                    --                    --                     1                    --
                                          --------------------  --------------------  --------------------  --------------------
        Total Assets....................           165,968,439            69,677,261           446,581,952            76,155,366
                                          --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    --                    14                    10                    20
   Due to MetLife Investors
     USA Insurance Company..............                    --                    --                    --                    --
                                          --------------------  --------------------  --------------------  --------------------
        Total Liabilities...............                    --                    14                    10                    20
                                          --------------------  --------------------  --------------------  --------------------

NET ASSETS..............................  $        165,968,439  $         69,677,247  $        446,581,942  $         76,155,346
                                          ====================  ====================  ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        165,968,439  $         69,677,247  $        446,565,326  $         76,155,346
   Net assets from contracts in payout..                    --                    --                16,616                    --
                                          --------------------  --------------------  --------------------  --------------------
        Total Net Assets................  $        165,968,439  $         69,677,247  $        446,581,942  $         76,155,346
                                          ====================  ====================  ====================  ====================

                                                                                         FTVIPT FRANKLIN
                                              FIDELITY VIP         FTVIPT FRANKLIN       SMALL CAP VALUE        FTVIPT MUTUAL
                                                OVERSEAS          INCOME SECURITIES        SECURITIES         SHARES SECURITIES
                                               SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value............  $          5,925,521  $        297,821,546  $        128,048,986  $        156,078,613
   Due from MetLife Investors
     USA Insurance Company..............                    --                    --                    --                    --
                                          --------------------  --------------------  --------------------  --------------------
        Total Assets....................             5,925,521           297,821,546           128,048,986           156,078,613
                                          --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    --                    75                     2                    41
   Due to MetLife Investors
     USA Insurance Company..............                    --                     1                     1                     1
                                          --------------------  --------------------  --------------------  --------------------
        Total Liabilities...............                    --                    76                     3                    42
                                          --------------------  --------------------  --------------------  --------------------

NET ASSETS..............................  $          5,925,521  $        297,821,470  $        128,048,983  $        156,078,571
                                          ====================  ====================  ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $          5,925,521  $        297,781,830  $        128,048,983  $        156,068,938
   Net assets from contracts in payout..                    --                39,640                    --                 9,633
                                          --------------------  --------------------  --------------------  --------------------
        Total Net Assets................  $          5,925,521  $        297,821,470  $        128,048,983  $        156,078,571
                                          ====================  ====================  ====================  ====================

                                                                  FTVIPT TEMPLETON
                                            FTVIPT TEMPLETON         GLOBAL BOND
                                           FOREIGN SECURITIES        SECURITIES
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  --------------------
ASSETS:
   Investments at fair value............  $         87,721,359  $        254,683,432
   Due from MetLife Investors
     USA Insurance Company..............                    --                    --
                                          --------------------  --------------------
        Total Assets....................            87,721,359           254,683,432
                                          --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    64                    18
   Due to MetLife Investors
     USA Insurance Company..............                     2                    --
                                          --------------------  --------------------
        Total Liabilities...............                    66                    18
                                          --------------------  --------------------

NET ASSETS..............................  $         87,721,293  $        254,683,414
                                          ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         87,721,293  $        254,675,740
   Net assets from contracts in payout..                    --                 7,674
                                          --------------------  --------------------
        Total Net Assets................  $         87,721,293  $        254,683,414
                                          ====================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013



                                              INVESCO V.I.          INVESCO V.I.           INVESCO V.I.          INVESCO V.I.
                                           AMERICAN FRANCHISE      AMERICAN VALUE           CORE EQUITY        EQUITY AND INCOME
                                               SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  --------------------  ---------------------  --------------------
ASSETS:
   Investments at fair value............  $            163,724  $         95,295,951  $             249,706  $        649,322,735
   Due from MetLife Investors
     USA Insurance Company..............                    --                    --                     --                    --
                                          --------------------  --------------------  ---------------------  --------------------
        Total Assets....................               163,724            95,295,951                249,706           649,322,735
                                          --------------------  --------------------  ---------------------  --------------------
LIABILITIES:
   Accrued fees.........................                     6                    21                     10                    37
   Due to MetLife Investors
     USA Insurance Company..............                     5                     1                     --                    --
                                          --------------------  --------------------  ---------------------  --------------------
        Total Liabilities...............                    11                    22                     10                    37
                                          --------------------  --------------------  ---------------------  --------------------

NET ASSETS..............................  $            163,713  $         95,295,929  $             249,696  $        649,322,698
                                          ====================  ====================  =====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $            163,713  $         95,295,929  $             249,696  $        649,301,613
   Net assets from contracts in payout..                    --                    --                     --                21,085
                                          --------------------  --------------------  ---------------------  --------------------
        Total Net Assets................  $            163,713  $         95,295,929  $             249,696  $        649,322,698
                                          ====================  ====================  =====================  ====================


                                               INVESCO V.I.          INVESCO V.I.          INVESCO V.I.            JANUS ASPEN
                                            GLOBAL REAL ESTATE     GROWTH AND INCOME   INTERNATIONAL GROWTH      GLOBAL RESEARCH
                                                SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT
                                          ---------------------  --------------------  --------------------  ---------------------
ASSETS:
   Investments at fair value............  $          29,993,352  $        365,970,652  $        281,999,222  $               6,751
   Due from MetLife Investors
     USA Insurance Company..............                     --                    --                    --                     --
                                          ---------------------  --------------------  --------------------  ---------------------
        Total Assets....................             29,993,352           365,970,652           281,999,222                  6,751
                                          ---------------------  --------------------  --------------------  ---------------------
LIABILITIES:
   Accrued fees.........................                     28                    37                    14                      3
   Due to MetLife Investors
     USA Insurance Company..............                      1                     2                     2                     --
                                          ---------------------  --------------------  --------------------  ---------------------
        Total Liabilities...............                     29                    39                    16                      3
                                          ---------------------  --------------------  --------------------  ---------------------

NET ASSETS..............................  $          29,993,323  $        365,970,613  $        281,999,206  $               6,748
                                          =====================  ====================  ====================  =====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $          29,993,323  $        365,960,564  $        281,990,432  $               6,748
   Net assets from contracts in payout..                     --                10,049                 8,774                     --
                                          ---------------------  --------------------  --------------------  ---------------------
        Total Net Assets................  $          29,993,323  $        365,970,613  $        281,999,206  $               6,748
                                          =====================  ====================  ====================  =====================

                                                 LMPVET                 LMPVET
                                          CLEARBRIDGE VARIABLE   CLEARBRIDGE VARIABLE
                                            AGGRESSIVE GROWTH        ALL CAP VALUE
                                               SUB-ACCOUNT            SUB-ACCOUNT
                                          ---------------------  --------------------
ASSETS:
   Investments at fair value............  $         280,745,363  $        129,253,621
   Due from MetLife Investors
     USA Insurance Company..............                     --                    --
                                          ---------------------  --------------------
        Total Assets....................            280,745,363           129,253,621
                                          ---------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    160                    56
   Due to MetLife Investors
     USA Insurance Company..............                      3                     2
                                          ---------------------  --------------------
        Total Liabilities...............                    163                    58
                                          ---------------------  --------------------

NET ASSETS..............................  $         280,745,200  $        129,253,563
                                          =====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         280,734,965  $        129,253,563
   Net assets from contracts in payout..                 10,235                    --
                                          ---------------------  --------------------
        Total Net Assets................  $         280,745,200  $        129,253,563
                                          =====================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013



                                                 LMPVET                LMPVET                LMPVET                LMPVET
                                          CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE
                                              APPRECIATION          EQUITY INCOME       LARGE CAP GROWTH       LARGE CAP VALUE
                                               SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value............   $       405,286,269  $        191,169,763  $         5,012,459    $         6,893,046
   Due from MetLife Investors
     USA Insurance Company..............                    --                    --                   --                     --
                                          --------------------  --------------------  --------------------  --------------------
        Total Assets....................           405,286,269           191,169,763            5,012,459              6,893,046
                                          --------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    46                   108                   68                     91
   Due to MetLife Investors
     USA Insurance Company..............                     2                     2                    1                      1
                                          --------------------  --------------------  --------------------  --------------------
        Total Liabilities...............                    48                   110                   69                     92
                                          --------------------  --------------------  --------------------  --------------------

NET ASSETS..............................   $       405,286,221  $        191,169,653  $         5,012,390    $         6,892,954
                                          ====================  ====================  ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $       405,286,221  $        191,162,626  $         5,012,390    $         6,892,954
   Net assets from contracts in payout..                    --                 7,027                   --                     --
                                          --------------------  --------------------  --------------------  --------------------
        Total Net Assets................   $       405,286,221  $        191,169,653  $         5,012,390    $         6,892,954
                                          ====================  ====================  ====================  ====================


                                                 LMPVET           LMPVET INVESTMENT          LMPVET               LMPVET
                                          CLEARBRIDGE VARIABLE    COUNSEL VARIABLE     VARIABLE LIFESTYLE   VARIABLE LIFESTYLE
                                            SMALL CAP GROWTH      SOCIAL AWARENESS       ALLOCATION 50%       ALLOCATION 70%
                                               SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                          --------------------  --------------------  --------------------  -------------------
ASSETS:
   Investments at fair value............  $       112,499,086   $            292,324  $         44,101,424  $         2,305,026
   Due from MetLife Investors
     USA Insurance Company..............                   --                     --                    --                   --
                                          --------------------  --------------------  --------------------  -------------------
        Total Assets....................          112,499,086                292,324            44,101,424            2,305,026
                                          --------------------  --------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   65                     38                    23                   27
   Due to MetLife Investors
     USA Insurance Company..............                    1                     --                    --                   --
                                          --------------------  --------------------  --------------------  -------------------
        Total Liabilities...............                   66                     38                    23                   27
                                          --------------------  --------------------  --------------------  -------------------

NET ASSETS..............................  $       112,499,020   $            292,286  $         44,101,401  $         2,304,999
                                          ====================  ====================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       112,499,020   $            292,286  $         44,101,401  $         2,304,999
   Net assets from contracts in payout..                   --                     --                    --                   --
                                          --------------------  --------------------  --------------------  -------------------
        Total Net Assets................  $       112,499,020   $            292,286  $         44,101,401  $         2,304,999
                                          ====================  ====================  ====================  ===================


                                                 LMPVET            LMPVIT WESTERN
                                           VARIABLE LIFESTYLE   ASSET VARIABLE GLOBAL
                                             ALLOCATION 85%        HIGH YIELD BOND
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  ---------------------
ASSETS:
   Investments at fair value............  $         95,074,305  $       104,740,529
   Due from MetLife Investors
     USA Insurance Company..............                    --                   --
                                          --------------------  ---------------------
        Total Assets....................            95,074,305          104,740,529
                                          --------------------  ---------------------
LIABILITIES:
   Accrued fees.........................                    21                   77
   Due to MetLife Investors
     USA Insurance Company..............                    --                    1
                                          --------------------  ---------------------
        Total Liabilities...............                    21                   78
                                          --------------------  ---------------------

NET ASSETS..............................  $         95,074,284  $       104,740,451
                                          ====================  =====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         95,074,284  $       104,737,455
   Net assets from contracts in payout..                    --                2,996
                                          --------------------  ---------------------
        Total Net Assets................  $         95,074,284  $       104,740,451
                                          ====================  =====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                                                                                                  MIST
                                                                                                            ALLIANCEBERNSTEIN
                                                MFS VIT               MFS VIT                                GLOBAL DYNAMIC
                                            INVESTORS TRUST        NEW DISCOVERY      MFS VIT RESEARCH         ALLOCATION
                                              SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  --------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $            25,959  $             46,022  $            63,838  $      3,313,674,263
   Due from MetLife Investors
     USA Insurance Company..............                   --                    --                   --                    --
                                          -------------------  --------------------  -------------------  --------------------
        Total Assets....................               25,959                46,022               63,838         3,313,674,263
                                          -------------------  --------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    8                     2                    2                    69
   Due to MetLife Investors
     USA Insurance Company..............                   --                    --                    1                     2
                                          -------------------  --------------------  -------------------  --------------------
        Total Liabilities...............                    8                     2                    3                    71
                                          -------------------  --------------------  -------------------  --------------------

NET ASSETS..............................  $            25,951  $             46,020  $            63,835  $      3,313,674,192
                                          ===================  ====================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $            25,951  $             46,020  $            63,835  $      3,313,622,486
   Net assets from contracts in payout..                   --                    --                   --                51,706
                                          -------------------  --------------------  -------------------  --------------------
        Total Net Assets................  $            25,951  $             46,020  $            63,835  $      3,313,674,192
                                          ===================  ====================  ===================  ====================


                                              MIST AMERICAN         MIST AMERICAN                             MIST AMERICAN
                                             FUNDS BALANCED         FUNDS GROWTH        MIST AMERICAN        FUNDS MODERATE
                                               ALLOCATION            ALLOCATION         FUNDS GROWTH           ALLOCATION
                                               SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  -------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $      3,430,387,069  $     1,828,322,442  $       632,386,712  $      1,796,367,030
   Due from MetLife Investors
     USA Insurance Company..............                    --                   --                   --                    --
                                          --------------------  -------------------  -------------------  --------------------
        Total Assets....................         3,430,387,069        1,828,322,442          632,386,712         1,796,367,030
                                          --------------------  -------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    30                   66                   66                    52
   Due to MetLife Investors
     USA Insurance Company..............                     1                    1                   10                     1
                                          --------------------  -------------------  -------------------  --------------------
        Total Liabilities...............                    31                   67                   76                    53
                                          --------------------  -------------------  -------------------  --------------------

NET ASSETS..............................  $      3,430,387,038  $     1,828,322,375  $       632,386,636  $      1,796,366,977
                                          ====================  ===================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      3,430,376,518  $     1,827,667,872  $       632,301,718  $      1,796,362,961
   Net assets from contracts in payout..                10,520              654,503               84,918                 4,016
                                          --------------------  -------------------  -------------------  --------------------
        Total Net Assets................  $      3,430,387,038  $     1,828,322,375  $       632,386,636  $      1,796,366,977
                                          ====================  ===================  ===================  ====================


                                               MIST AQR           MIST BLACKROCK
                                              GLOBAL RISK         GLOBAL TACTICAL
                                               BALANCED             STRATEGIES
                                              SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  --------------------
ASSETS:
   Investments at fair value............  $     3,248,476,045  $      5,457,878,842
   Due from MetLife Investors
     USA Insurance Company..............                   --                    --
                                          -------------------  --------------------
        Total Assets....................        3,248,476,045         5,457,878,842
                                          -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   68                    78
   Due to MetLife Investors
     USA Insurance Company..............                   --                     3
                                          -------------------  --------------------
        Total Liabilities...............                   68                    81
                                          -------------------  --------------------

NET ASSETS..............................  $     3,248,475,977  $      5,457,878,761
                                          ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $     3,248,431,414  $      5,457,828,462
   Net assets from contracts in payout..               44,563                50,299
                                          -------------------  --------------------
        Total Net Assets................  $     3,248,475,977  $      5,457,878,761
                                          ===================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013



                                            MIST BLACKROCK        MIST BLACKROCK        MIST CLARION        MIST CLEARBRIDGE
                                              HIGH YIELD          LARGE CAP CORE     GLOBAL REAL ESTATE   AGGRESSIVE GROWTH II
                                              SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  --------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $       265,149,930  $         16,869,754  $       182,674,017  $        119,069,072
   Due from MetLife Investors
     USA Insurance Company..............                   --                    --                   --                    --
                                          -------------------  --------------------  -------------------  --------------------
       Total Assets.....................          265,149,930            16,869,754          182,674,017           119,069,072
                                          -------------------  --------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                  122                   102                   93                   110
   Due to MetLife Investors
     USA Insurance Company..............                    2                     2                    2                     2
                                          -------------------  --------------------  -------------------  --------------------
       Total Liabilities................                  124                   104                   95                   112
                                          -------------------  --------------------  -------------------  --------------------

NET ASSETS..............................  $       265,149,806  $         16,869,650  $       182,673,922  $        119,068,960
                                          ===================  ====================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       265,145,347  $         16,869,650  $       182,649,463  $        119,068,960
   Net assets from contracts in payout..                4,459                    --               24,459                    --
                                          -------------------  --------------------  -------------------  --------------------
       Total Net Assets.................  $       265,149,806  $         16,869,650  $       182,673,922  $        119,068,960
                                          ===================  ====================  ===================  ====================

                                                                                            MIST              MIST INVESCO
                                           MIST CLEARBRIDGE     MIST GOLDMAN SACHS     HARRIS OAKMARK         BALANCED-RISK
                                           AGGRESSIVE GROWTH       MID CAP VALUE        INTERNATIONAL          ALLOCATION
                                              SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  --------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $       451,710,663  $        170,038,476  $       693,983,315  $        843,160,756
   Due from MetLife Investors
     USA Insurance Company..............                   --                    --                   --                    --
                                          -------------------  --------------------  -------------------  --------------------
       Total Assets.....................          451,710,663           170,038,476          693,983,315           843,160,756
                                          -------------------  --------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   96                    89                   69                    58
   Due to MetLife Investors
     USA Insurance Company..............                    2                     1                    2                     1
                                          -------------------  --------------------  -------------------  --------------------
       Total Liabilities................                   98                    90                   71                    59
                                          -------------------  --------------------  -------------------  --------------------

NET ASSETS..............................  $       451,710,565  $        170,038,386  $       693,983,244  $        843,160,697
                                          ===================  ====================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       451,670,790  $        170,001,706  $       693,796,289  $        843,160,697
   Net assets from contracts in payout..               39,775                36,680              186,955                    --
                                          -------------------  --------------------  -------------------  --------------------
       Total Net Assets.................  $       451,710,565  $        170,038,386  $       693,983,244  $        843,160,697
                                          ===================  ====================  ===================  ====================


                                              MIST INVESCO         MIST INVESCO
                                                COMSTOCK           MID CAP VALUE
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  --------------------
ASSETS:
   Investments at fair value............  $       443,562,037  $        158,040,507
   Due from MetLife Investors
     USA Insurance Company..............                   --                    --
                                          -------------------  --------------------
       Total Assets.....................          443,562,037           158,040,507
                                          -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                  112                   131
   Due to MetLife Investors
     USA Insurance Company..............                    2                     1
                                          -------------------  --------------------
       Total Liabilities................                  114                   132
                                          -------------------  --------------------

NET ASSETS..............................  $       443,561,923  $        158,040,375
                                          ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       443,532,010  $        158,034,445
   Net assets from contracts in payout..               29,913                 5,930
                                          -------------------  --------------------
       Total Net Assets.................  $       443,561,923  $        158,040,375
                                          ===================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                                                                         MIST JPMORGAN
                                              MIST INVESCO          MIST JPMORGAN        GLOBAL ACTIVE         MIST JPMORGAN
                                            SMALL CAP GROWTH          CORE BOND           ALLOCATION          SMALL CAP VALUE
                                               SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  -------------------  --------------------  -------------------
ASSETS:
   Investments at fair value............  $        319,189,506  $       311,869,966  $        746,849,807  $        27,866,760
   Due from MetLife Investors
     USA Insurance Company..............                    --                   --                    --                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Assets.....................           319,189,506          311,869,966           746,849,807           27,866,760
                                          --------------------  -------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   159                   33                    89                  194
   Due to MetLife Investors
     USA Insurance Company..............                     2                    1                     1                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Liabilities................                   161                   34                    90                  194
                                          --------------------  -------------------  --------------------  -------------------

NET ASSETS..............................  $        319,189,345  $       311,869,932  $        746,849,717  $        27,866,566
                                          ====================  ===================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        319,132,725  $       311,869,932  $        746,849,717  $        27,866,566
   Net assets from contracts in payout..                56,620                   --                    --                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Net Assets.................  $        319,189,345  $       311,869,932  $        746,849,717  $        27,866,566
                                          ====================  ===================  ====================  ===================

                                                                                             MIST           MIST MET/FRANKLIN
                                           MIST LOOMIS SAYLES    MIST LORD ABBETT       MET/EATON VANCE       LOW DURATION
                                             GLOBAL MARKETS       BOND DEBENTURE         FLOATING RATE        TOTAL RETURN
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  --------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $       180,595,879  $        259,294,611  $        83,115,922  $        140,307,239
   Due from MetLife Investors
     USA Insurance Company..............                   --                    --                   --                    --
                                          -------------------  --------------------  -------------------  --------------------
       Total Assets.....................          180,595,879           259,294,611           83,115,922           140,307,239
                                          -------------------  --------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   96                   121                   84                    92
   Due to MetLife Investors
     USA Insurance Company..............                    2                     3                    1                     1
                                          -------------------  --------------------  -------------------  --------------------
       Total Liabilities................                   98                   124                   85                    93
                                          -------------------  --------------------  -------------------  --------------------

NET ASSETS..............................  $       180,595,781  $        259,294,487  $        83,115,837  $        140,307,146
                                          ===================  ====================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       180,595,781  $        259,067,107  $        83,115,837  $        140,307,146
   Net assets from contracts in payout..                   --               227,380                   --                    --
                                          -------------------  --------------------  -------------------  --------------------
       Total Net Assets.................  $       180,595,781  $        259,294,487  $        83,115,837  $        140,307,146
                                          ===================  ====================  ===================  ====================


                                           MIST MET/TEMPLETON       MIST METLIFE
                                           INTERNATIONAL BOND    AGGRESSIVE STRATEGY
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  --------------------
ASSETS:
   Investments at fair value............  $        52,286,206   $        659,971,556
   Due from MetLife Investors
     USA Insurance Company..............                   --                     --
                                          --------------------  --------------------
       Total Assets.....................           52,286,206            659,971,556
                                          --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   66                     51
   Due to MetLife Investors
     USA Insurance Company..............                    1                      1
                                          --------------------  --------------------
       Total Liabilities................                   67                     52
                                          --------------------  --------------------

NET ASSETS..............................  $        52,286,139   $        659,971,504
                                          ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        52,286,139   $        659,913,190
   Net assets from contracts in payout..                   --                 58,314
                                          --------------------  --------------------
       Total Net Assets.................  $        52,286,139   $        659,971,504
                                          ====================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013



                                              MIST METLIFE          MIST METLIFE         MIST METLIFE         MIST METLIFE
                                              BALANCED PLUS       BALANCED STRATEGY   DEFENSIVE STRATEGY     GROWTH STRATEGY
                                               SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          --------------------  -------------------  --------------------  -------------------
ASSETS:
   Investments at fair value............  $      6,454,727,036  $     7,812,083,227  $      1,972,799,230  $     6,767,059,571
   Due from MetLife Investors
     USA Insurance Company..............                    --                   --                    --                   13
                                          --------------------  -------------------  --------------------  -------------------
       Total Assets.....................         6,454,727,036        7,812,083,227         1,972,799,230        6,767,059,584
                                          --------------------  -------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                    58                   49                    92                   66
   Due to MetLife Investors
     USA Insurance Company..............                     2                    1                     2                   --
                                          --------------------  -------------------  --------------------  -------------------
       Total Liabilities................                    60                   50                    94                   66
                                          --------------------  -------------------  --------------------  -------------------

NET ASSETS..............................  $      6,454,726,976  $     7,812,083,177  $      1,972,799,136  $     6,767,059,518
                                          ====================  ===================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      6,454,591,334  $     7,810,608,978  $      1,972,521,631  $     6,766,750,756
   Net assets from contracts in payout..               135,642            1,474,199               277,505              308,762
                                          --------------------  -------------------  --------------------  -------------------
       Total Net Assets.................  $      6,454,726,976  $     7,812,083,177  $      1,972,799,136  $     6,767,059,518
                                          ====================  ===================  ====================  ===================

                                                                                                                   MIST
                                             MIST METLIFE       MIST METLIFE MULTI-   MIST MFS EMERGING        MFS RESEARCH
                                           MODERATE STRATEGY    INDEX TARGETED RISK    MARKETS EQUITY          INTERNATIONAL
                                              SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT            SUB-ACCOUNT
                                          -------------------  --------------------  --------------------  -------------------
ASSETS:
   Investments at fair value............  $     3,631,779,081  $        209,957,104  $       456,076,979   $       331,488,553
   Due from MetLife Investors
     USA Insurance Company..............                   --                    --                   --                    --
                                          -------------------  --------------------  --------------------  -------------------
       Total Assets.....................        3,631,779,081           209,957,104          456,076,979           331,488,553
                                          -------------------  --------------------  --------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   72                    51                   85                    89
   Due to MetLife Investors
     USA Insurance Company..............                    1                     1                    2                     3
                                          -------------------  --------------------  --------------------  -------------------
       Total Liabilities................                   73                    52                   87                    92
                                          -------------------  --------------------  --------------------  -------------------

NET ASSETS..............................  $     3,631,779,008  $        209,957,052  $       456,076,892   $       331,488,461
                                          ===================  ====================  ====================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $     3,631,343,957  $        209,957,052  $       456,043,852   $       331,401,169
   Net assets from contracts in payout..              435,051                    --               33,040                87,292
                                          -------------------  --------------------  --------------------  -------------------
       Total Net Assets.................  $     3,631,779,008  $        209,957,052  $       456,076,892   $       331,488,461
                                          ===================  ====================  ====================  ===================


                                          MIST MORGAN STANLEY    MIST OPPENHEIMER
                                            MID CAP GROWTH         GLOBAL EQUITY
                                              SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $       244,579,293  $        78,398,683
   Due from MetLife Investors
     USA Insurance Company..............                   --                    2
                                          -------------------  -------------------
       Total Assets.....................          244,579,293           78,398,685
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   57                  112
   Due to MetLife Investors
     USA Insurance Company..............                    2                   --
                                          -------------------  -------------------
       Total Liabilities................                   59                  112
                                          -------------------  -------------------

NET ASSETS..............................  $       244,579,234  $        78,398,573
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       244,579,234  $        78,398,573
   Net assets from contracts in payout..                   --                   --
                                          -------------------  -------------------
       Total Net Assets.................  $       244,579,234  $        78,398,573
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                                 MIST
                                            PIMCO INFLATION           MIST                 MIST             MIST PIONEER
                                            PROTECTED BOND     PIMCO TOTAL RETURN      PIONEER FUND       STRATEGIC INCOME
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $       821,456,212  $     1,993,787,047  $       297,755,838  $       919,329,053
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................          821,456,212        1,993,787,047          297,755,838          919,329,053
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  121                   97                  160                  185
   Due to MetLife Investors
     USA Insurance Company..............                    2                    2                    8                   11
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                  123                   99                  168                  196
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $       821,456,089  $     1,993,786,948  $       297,755,670  $       919,328,857
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       821,327,058  $     1,993,490,223  $       297,747,696  $       919,316,926
   Net assets from contracts in payout..              129,031              296,725                7,974               11,931
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $       821,456,089  $     1,993,786,948  $       297,755,670  $       919,328,857
                                          ===================  ===================  ===================  ===================


                                             MIST PYRAMIS         MIST PYRAMIS        MIST SCHRODERS      MIST SSGA GROWTH
                                           GOVERNMENT INCOME      MANAGED RISK      GLOBAL MULTI-ASSET     AND INCOME ETF
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $       715,739,667  $        78,417,297  $       435,205,791  $     1,578,178,756
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................          715,739,667           78,417,297          435,205,791        1,578,178,756
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  109                   67                  101                   77
   Due to MetLife Investors
     USA Insurance Company..............                    1                    1                    1                    2
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                  110                   68                  102                   79
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $       715,739,557  $        78,417,229  $       435,205,689  $     1,578,178,677
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       715,457,516  $        78,417,229  $       435,205,689  $     1,578,176,658
   Net assets from contracts in payout..              282,041                   --                   --                2,019
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $       715,739,557  $        78,417,229  $       435,205,689  $     1,578,178,677
                                          ===================  ===================  ===================  ===================


                                               MIST SSGA       MIST T. ROWE PRICE
                                              GROWTH ETF         LARGE CAP VALUE
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $       509,607,946  $       657,944,412
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --
                                          -------------------  -------------------
       Total Assets.....................          509,607,946          657,944,412
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   86                   91
   Due to MetLife Investors
     USA Insurance Company..............                    2                    2
                                          -------------------  -------------------
       Total Liabilities................                   88                   93
                                          -------------------  -------------------

NET ASSETS..............................  $       509,607,858  $       657,944,319
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       509,607,858  $       657,632,896
   Net assets from contracts in payout..                   --              311,423
                                          -------------------  -------------------
       Total Net Assets.................  $       509,607,858  $       657,944,319
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                          MIST T. ROWE PRICE     MIST THIRD AVENUE  MSF BAILLIE GIFFORD      MSF BARCLAYS
                                            MID CAP GROWTH        SMALL CAP VALUE   INTERNATIONAL STOCK  AGGREGATE BOND INDEX
                                              SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $       568,882,803  $       330,702,076  $       303,453,108  $       162,571,949
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  --------------------
       Total Assets.....................          568,882,803          330,702,076          303,453,108          162,571,949
                                          -------------------  -------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   55                  112                   57                   98
   Due to MetLife Investors
     USA Insurance Company..............                    1                    2                    4                    2
                                          -------------------  -------------------  -------------------  --------------------
       Total Liabilities................                   56                  114                   61                  100
                                          -------------------  -------------------  -------------------  --------------------

NET ASSETS..............................  $       568,882,747  $       330,701,962  $       303,453,047  $       162,571,849
                                          ===================  ===================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       568,794,562  $       330,531,309  $       303,453,047  $       162,571,849
   Net assets from contracts in payout..               88,185              170,653                   --                   --
                                          -------------------  -------------------  -------------------  --------------------
       Total Net Assets.................  $       568,882,747  $       330,701,962  $       303,453,047  $       162,571,849
                                          ===================  ===================  ===================  ====================

                                             MSF BLACKROCK         MSF BLACKROCK        MSF BLACKROCK         MSF BLACKROCK
                                              BOND INCOME      CAPITAL APPRECIATION    LARGE CAP VALUE        MONEY MARKET
                                              SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  --------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $        57,252,064  $         15,272,530  $         3,792,927  $        461,343,188
   Due from MetLife Investors
     USA Insurance Company..............                   --                    --                   --                    --
                                          -------------------  --------------------  -------------------  --------------------
       Total Assets.....................           57,252,064            15,272,530            3,792,927           461,343,188
                                          -------------------  --------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                  155                   184                   --                   292
   Due to MetLife Investors
     USA Insurance Company..............                    2                     4                    1                     6
                                          -------------------  --------------------  -------------------  --------------------
       Total Liabilities................                  157                   188                    1                   298
                                          -------------------  --------------------  -------------------  --------------------

NET ASSETS..............................  $        57,251,907  $         15,272,342  $         3,792,926  $        461,342,890
                                          ===================  ====================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        57,243,808  $         15,272,342  $         3,792,926  $        461,206,268
   Net assets from contracts in payout..                8,099                    --                   --               136,622
                                          -------------------  --------------------  -------------------  --------------------
       Total Net Assets.................  $        57,251,907  $         15,272,342  $         3,792,926  $        461,342,890
                                          ===================  ====================  ===================  ====================

                                               MSF DAVIS           MSF FRONTIER
                                             VENTURE VALUE        MID CAP GROWTH
                                              SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  --------------------
ASSETS:
   Investments at fair value............  $       658,561,619  $         83,651,214
   Due from MetLife Investors
     USA Insurance Company..............                   --                    --
                                          -------------------  --------------------
       Total Assets.....................          658,561,619            83,651,214
                                          -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                  177                    50
   Due to MetLife Investors
     USA Insurance Company..............                    4                     1
                                          -------------------  --------------------
       Total Liabilities................                  181                    51
                                          -------------------  --------------------

NET ASSETS..............................  $       658,561,438  $         83,651,163
                                          ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       658,275,863  $         83,628,999
   Net assets from contracts in payout..              285,575                22,164
                                          -------------------  --------------------
       Total Net Assets.................  $       658,561,438  $         83,651,163
                                          ===================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013



                                                   MSF            MSF LOOMIS SAYLES    MSF LOOMIS SAYLES      MSF MET/ARTISAN
                                             JENNISON GROWTH       SMALL CAP CORE      SMALL CAP GROWTH        MID CAP VALUE
                                               SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  -------------------  --------------------  --------------------
ASSETS:
   Investments at fair value............  $        585,624,287  $        14,610,873  $            226,834  $        285,771,086
   Due from MetLife Investors
     USA Insurance Company..............                    --                   --                    --                    --
                                          --------------------  -------------------  --------------------  --------------------
        Total Assets....................           585,624,287           14,610,873               226,834           285,771,086
                                          --------------------  -------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    66                   98                    32                    73
   Due to MetLife Investors
     USA Insurance Company..............                     2                    2                    --                     3
                                          --------------------  -------------------  --------------------  --------------------
        Total Liabilities...............                    68                  100                    32                    76
                                          --------------------  -------------------  --------------------  --------------------

NET ASSETS..............................  $        585,624,219  $        14,610,773  $            226,802  $        285,771,010
                                          ====================  ===================  ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        585,280,529  $        14,610,773  $            226,802  $        285,579,066
   Net assets from contracts in payout..               343,690                   --                    --               191,944
                                          --------------------  -------------------  --------------------  --------------------
        Total Net Assets................  $        585,624,219  $        14,610,773  $            226,802  $        285,771,010
                                          ====================  ===================  ====================  ====================

                                           MSF MET/DIMENSIONAL        MSF METLIFE           MSF METLIFE
                                           INTERNATIONAL SMALL       CONSERVATIVE         CONSERVATIVE TO         MSF METLIFE
                                                 COMPANY              ALLOCATION        MODERATE ALLOCATION   MID CAP STOCK INDEX
                                               SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                          ---------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value............  $         66,162,529   $          7,497,463  $          7,732,407  $       125,884,166
   Due from MetLife Investors
     USA Insurance Company..............                    --                     --                    --                   --
                                          ---------------------  --------------------  --------------------  --------------------
        Total Assets....................            66,162,529              7,497,463             7,732,407          125,884,166
                                          ---------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   106                     55                    31                   87
   Due to MetLife Investors
     USA Insurance Company..............                     4                     --                    --                    1
                                          ---------------------  --------------------  --------------------  --------------------
        Total Liabilities...............                   110                     55                    31                   88
                                          ---------------------  --------------------  --------------------  --------------------

NET ASSETS..............................  $         66,162,419   $          7,497,408  $          7,732,376  $       125,884,078
                                          =====================  ====================  ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         66,162,419   $          7,497,408  $          7,732,376  $       125,884,078
   Net assets from contracts in payout..                    --                     --                    --                   --
                                          ---------------------  --------------------  --------------------  --------------------
        Total Net Assets................  $         66,162,419   $          7,497,408  $          7,732,376  $       125,884,078
                                          =====================  ====================  ====================  ====================

                                                                     MSF METLIFE
                                               MSF METLIFE           MODERATE TO
                                           MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  ---------------------
ASSETS:
   Investments at fair value............  $         44,655,438  $         57,260,816
   Due from MetLife Investors
     USA Insurance Company..............                    --                    --
                                          --------------------  ---------------------
        Total Assets....................            44,655,438            57,260,816
                                          --------------------  ---------------------
LIABILITIES:
   Accrued fees.........................                    16                    28
   Due to MetLife Investors
     USA Insurance Company..............                     1                     1
                                          --------------------  ---------------------
        Total Liabilities...............                    17                    29
                                          --------------------  ---------------------

NET ASSETS..............................  $         44,655,421  $         57,260,787
                                          ====================  =====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $         44,655,421  $         57,260,787
   Net assets from contracts in payout..                    --                    --
                                          --------------------  ---------------------
        Total Net Assets................  $         44,655,421  $         57,260,787
                                          ====================  =====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013



                                              MSF METLIFE               MSF                  MSF               MSF MSCI
                                              STOCK INDEX        MFS TOTAL RETURN         MFS VALUE           EAFE INDEX
                                              SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $       561,274,528  $        46,044,648  $       260,474,139  $       112,197,240
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................          561,274,528           46,044,648          260,474,139          112,197,240
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   40                  232                  168                   69
   Due to MetLife Investors
     USA Insurance Company..............                    1                    4                    7                    2
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                   41                  236                  175                   71
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $       561,274,487  $        46,044,412  $       260,473,964  $       112,197,169
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       561,135,329  $        46,044,412  $       260,467,868  $       112,197,169
   Net assets from contracts in payout..              139,158                   --                6,096                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $       561,274,487  $        46,044,412  $       260,473,964  $       112,197,169
                                          ===================  ===================  ===================  ===================


                                              MSF NEUBERGER             MSF          MSF T. ROWE PRICE    MSF T. ROWE PRICE
                                             BERMAN GENESIS     RUSSELL 2000 INDEX   LARGE CAP GROWTH     SMALL CAP GROWTH
                                               SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------  -------------------  -------------------  -------------------
ASSETS:
   Investments at fair value............  $       172,247,595  $       141,070,551  $       151,930,138  $        10,522,855
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --                   --                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Assets.....................          172,247,595          141,070,551          151,930,138           10,522,855
                                          -------------------  -------------------  -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                  133                   91                   66                   42
   Due to MetLife Investors
     USA Insurance Company..............                    2                    2                    1                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Liabilities................                  135                   93                   67                   42
                                          -------------------  -------------------  -------------------  -------------------

NET ASSETS..............................  $       172,247,460  $       141,070,458  $       151,930,071  $        10,522,813
                                          ===================  ===================  ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       172,210,991  $       141,070,458  $       151,902,711  $        10,522,813
   Net assets from contracts in payout..               36,469                   --               27,360                   --
                                          -------------------  -------------------  -------------------  -------------------
       Total Net Assets.................  $       172,247,460  $       141,070,458  $       151,930,071  $        10,522,813
                                          ===================  ===================  ===================  ===================

                                              MSF VAN ECK        MSF WESTERN ASSET
                                            GLOBAL NATURAL          MANAGEMENT
                                               RESOURCES          U.S. GOVERNMENT
                                              SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  -------------------
ASSETS:
   Investments at fair value............  $       106,449,545  $       291,870,510
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --
                                          -------------------  -------------------
       Total Assets.....................          106,449,545          291,870,510
                                          -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   45                  121
   Due to MetLife Investors
     USA Insurance Company..............                    1                    1
                                          -------------------  -------------------
       Total Liabilities................                   46                  122
                                          -------------------  -------------------

NET ASSETS..............................  $       106,449,499  $       291,870,388
                                          ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       106,449,499  $       291,855,711
   Net assets from contracts in payout..                   --               14,677
                                          -------------------  -------------------
       Total Net Assets.................  $       106,449,499  $       291,870,388
                                          ===================  ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2013


                                                                                       OPPENHEIMER VA
                                               NEUBERGER          OPPENHEIMER VA      GLOBAL STRATEGIC       OPPENHEIMER VA
                                            BERMAN GENESIS           CORE BOND             INCOME              MAIN STREET
                                              SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  --------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $            10,997  $              8,649  $             4,493  $            104,043
   Due from MetLife Investors
     USA Insurance Company..............                   --                    --                   --                    --
                                          -------------------  --------------------  -------------------  --------------------
        Total Assets....................               10,997                 8,649                4,493               104,043
                                          -------------------  --------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    6                     3                    1                     4
   Due to MetLife Investors
     USA Insurance Company..............                   --                    --                   --                    --
                                          -------------------  --------------------  -------------------  --------------------
        Total Liabilities...............                    6                     3                    1                     4
                                          -------------------  --------------------  -------------------  --------------------

NET ASSETS..............................  $            10,991  $              8,646  $             4,492  $            104,039
                                          ===================  ====================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $            10,991  $              8,646  $             4,492  $            104,039
   Net assets from contracts in payout..                   --                    --                   --                    --
                                          -------------------  --------------------  -------------------  --------------------
        Total Net Assets................  $            10,991  $              8,646  $             4,492  $            104,039
                                          ===================  ====================  ===================  ====================


                                             OPPENHEIMER VA        OPPENHEIMER VA        PIONEER VCT           PIONEER VCT
                                            MAIN STREET SMALL           MONEY         DISCIPLINED VALUE     EMERGING MARKETS
                                               SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT
                                          --------------------  -------------------  -------------------  --------------------
ASSETS:
   Investments at fair value............  $        123,045,425  $             4,008  $         2,003,215  $            721,676
   Due from MetLife Investors
     USA Insurance Company..............                    --                   --                   --                    --
                                          --------------------  -------------------  -------------------  --------------------
        Total Assets....................           123,045,425                4,008            2,003,215               721,676
                                          --------------------  -------------------  -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                    18                    8                   78                    92
   Due to MetLife Investors
     USA Insurance Company..............                    --                   --                   --                     1
                                          --------------------  -------------------  -------------------  --------------------
        Total Liabilities...............                    18                    8                   78                    93
                                          --------------------  -------------------  -------------------  --------------------

NET ASSETS..............................  $        123,045,407  $             4,000  $         2,003,137  $            721,583
                                          ====================  ===================  ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        123,045,407  $             4,000  $         2,003,137  $            721,583
   Net assets from contracts in payout..                    --                   --                   --                    --
                                          --------------------  -------------------  -------------------  --------------------
        Total Net Assets................  $        123,045,407  $             4,000  $         2,003,137  $            721,583
                                          ====================  ===================  ===================  ====================


                                              PIONEER VCT      PIONEER VCT IBBOTSON
                                             EQUITY INCOME       GROWTH ALLOCATION
                                              SUB-ACCOUNT           SUB-ACCOUNT
                                          -------------------  --------------------
ASSETS:
   Investments at fair value............  $           637,916  $         20,842,524
   Due from MetLife Investors
     USA Insurance Company..............                   --                    --
                                          -------------------  --------------------
        Total Assets....................              637,916            20,842,524
                                          -------------------  --------------------
LIABILITIES:
   Accrued fees.........................                   41                    55
   Due to MetLife Investors
     USA Insurance Company..............                    1                     1
                                          -------------------  --------------------
        Total Liabilities...............                   42                    56
                                          -------------------  --------------------

NET ASSETS..............................  $           637,874  $         20,842,468
                                          ===================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $           637,874  $         20,842,468
   Net assets from contracts in payout..                   --                    --
                                          -------------------  --------------------
        Total Net Assets................  $           637,874  $         20,842,468
                                          ===================  ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
                              DECEMBER 31, 2013


                                          PIONEER VCT IBBOTSON        PIONEER VCT           PIONEER VCT          T. ROWE PRICE
                                           MODERATE ALLOCATION       MID CAP VALUE      REAL ESTATE SHARES       GROWTH STOCK
                                               SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                          ---------------------  --------------------  --------------------  --------------------
ASSETS:
   Investments at fair value............  $          30,201,108  $         71,900,108  $            252,718  $          8,339,192
   Due from MetLife Investors
     USA Insurance Company..............                     --                    --                    --                    --
                                          ---------------------  --------------------  --------------------  --------------------
        Total Assets....................             30,201,108            71,900,108               252,718             8,339,192
                                          ---------------------  --------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                     44                    65                    64                    --
   Due to MetLife Investors
     USA Insurance Company..............                      1                     1                     1                    --
                                          ---------------------  --------------------  --------------------  --------------------
        Total Liabilities...............                     45                    66                    65                    --
                                          ---------------------  --------------------  --------------------  --------------------

NET ASSETS..............................  $          30,201,063  $         71,900,042  $            252,653  $          8,339,192
                                          =====================  ====================  ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $          30,201,063  $         71,900,042  $            252,653  $          8,339,192
   Net assets from contracts in payout..                     --                    --                    --                    --
                                          ---------------------  --------------------  --------------------  --------------------
        Total Net Assets................  $          30,201,063  $         71,900,042  $            252,653  $          8,339,192
                                          =====================  ====================  ====================  ====================


                                               T. ROWE PRICE         T. ROWE PRICE
                                            INTERNATIONAL STOCK      PRIME RESERVE     UIF U.S. REAL ESTATE
                                                SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                          ---------------------  --------------------  --------------------
ASSETS:
   Investments at fair value............  $             655,401  $            558,450  $        100,974,984
   Due from MetLife Investors
     USA Insurance Company..............                     --                    --                    --
                                          ---------------------  --------------------  --------------------
        Total Assets....................                655,401               558,450           100,974,984
                                          ---------------------  --------------------  --------------------
LIABILITIES:
   Accrued fees.........................                     --                    --                     6
   Due to MetLife Investors
     USA Insurance Company..............                     --                     1                     1
                                          ---------------------  --------------------  --------------------
        Total Liabilities...............                     --                     1                     7
                                          ---------------------  --------------------  --------------------

NET ASSETS..............................  $             655,401  $            558,449  $        100,974,977
                                          =====================  ====================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $             655,401  $            558,449  $        100,974,977
   Net assets from contracts in payout..                     --                    --                    --
                                          ---------------------  --------------------  --------------------
        Total Net Assets................  $             655,401  $            558,449  $        100,974,977
                                          =====================  ====================  ====================



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                          STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                                                                               AMERICAN FUNDS
                                                     ALGER          AMERICAN FUNDS       AMERICAN FUNDS         GLOBAL SMALL
                                               SMALL CAP GROWTH          BOND             GLOBAL GROWTH        CAPITALIZATION
                                                  SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $                --  $         2,659,639  $         3,543,665  $           995,290
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................              795,350            1,579,860            3,369,739            1,305,682
      Administrative charges...............                   --              361,049              700,854              239,013
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................              795,350            1,940,909            4,070,593            1,544,695
                                             -------------------  -------------------  -------------------  -------------------
           Net investment income (loss)....            (795,350)              718,730            (526,928)            (549,405)
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........            7,752,298            1,645,084                   --                   --
      Realized gains (losses) on sale of
        investments........................              715,762              105,489            3,982,592            1,957,425
                                             -------------------  -------------------  -------------------  -------------------
           Net realized gains (losses).....            8,468,060            1,750,573            3,982,592            1,957,425
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            8,688,799          (7,601,790)           65,109,148           25,083,432
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................           17,156,859          (5,851,217)           69,091,740           27,040,857
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        16,361,509  $       (5,132,487)  $        68,564,812  $        26,491,452
                                             ===================  ===================  ===================  ===================


                                                AMERICAN FUNDS      AMERICAN FUNDS            DWS I            FEDERATED HIGH
                                                    GROWTH           GROWTH-INCOME        INTERNATIONAL          INCOME BOND
                                                  SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         7,336,530  $         4,748,193  $           924,809  $             1,732
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................            9,466,721            4,415,548              235,774                  357
      Administrative charges...............            1,886,375              801,868                   --                   --
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................           11,353,096            5,217,416              235,774                  357
                                             -------------------  -------------------  -------------------  -------------------
           Net investment income (loss)....          (4,016,566)            (469,223)              689,035                1,375
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --                   --                   --                   --
      Realized gains (losses) on sale of
        investments........................           16,990,100            6,900,940            (490,812)                   --
                                             -------------------  -------------------  -------------------  -------------------
           Net realized gains (losses).....           16,990,100            6,900,940            (490,812)                   --
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          182,361,798           89,831,743            2,799,643                  (4)
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................          199,351,898           96,732,683            2,308,831                  (4)
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       195,335,332  $        96,263,460  $         2,997,866  $             1,371
                                             ===================  ===================  ===================  ===================


                                                  FEDERATED           FIDELITY VIP
                                                   KAUFMAN            ASSET MANAGER
                                                 SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $                --  $         1,335,776
                                             -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................                  544            1,168,826
      Administrative charges...............                   --                   --
                                             -------------------  -------------------
        Total expenses.....................                  544            1,168,826
                                             -------------------  -------------------
           Net investment income (loss)....                (544)              166,950
                                             -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                3,265              207,129
      Realized gains (losses) on sale of
        investments........................                  351              599,116
                                             -------------------  -------------------
           Net realized gains (losses).....                3,616              806,245
                                             -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................                9,524           10,480,801
                                             -------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................               13,140           11,287,046
                                             -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            12,596  $        11,453,996
                                             ===================  ===================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                  FIDELITY VIP          FIDELITY VIP         FIDELITY VIP          FIDELITY VIP
                                                   CONTRAFUND           EQUITY-INCOME      FUNDSMANAGER 50%      FUNDSMANAGER 60%
                                                   SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                              --------------------  --------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends.............................  $          5,646,134  $            139,396  $        19,057,686  $         44,019,083
                                              --------------------  --------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges.............................             6,566,916                80,957           24,306,286            75,257,193
      Administrative charges................               776,610                    --                   --                    --
                                              --------------------  --------------------  -------------------  --------------------
        Total expenses......................             7,343,526                80,957           24,306,286            75,257,193
                                              --------------------  --------------------  -------------------  --------------------
           Net investment income (loss).....           (1,697,392)                58,439          (5,248,600)          (31,238,110)
                                              --------------------  --------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions...........               159,570               370,347           10,771,735           140,760,703
      Realized gains (losses) on sale of
        investments.........................            11,441,688               (2,721)                   --            30,399,116
                                              --------------------  --------------------  -------------------  --------------------
           Net realized gains (losses)......            11,601,258               367,626           10,771,735           171,159,819
                                              --------------------  --------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments......................           130,225,189               916,971          141,257,707           435,136,185
                                              --------------------  --------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments......................           141,826,447             1,284,597          152,029,442           606,296,004
                                              --------------------  --------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations...........  $        140,129,055  $          1,343,036  $       146,780,842  $        575,057,894
                                              ====================  ====================  ===================  ====================

                                                  FIDELITY VIP        FIDELITY VIP          FIDELITY VIP          FIDELITY VIP
                                                     GROWTH             INDEX 500              MID CAP            MONEY MARKET
                                                   SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                              -------------------  -------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends.............................  $           427,133  $         1,208,234  $          1,103,058  $             19,205
                                              -------------------  -------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges.............................            2,006,872              883,110             4,345,498             1,616,530
      Administrative charges................                   --                   --               973,805                    --
                                              -------------------  -------------------  --------------------  --------------------
        Total expenses......................            2,006,872              883,110             5,319,303             1,616,530
                                              -------------------  -------------------  --------------------  --------------------
           Net investment income (loss).....          (1,579,739)              325,124           (4,216,245)           (1,597,325)
                                              -------------------  -------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions...........              101,698              659,971            52,528,266                    --
      Realized gains (losses) on sale of
        investments.........................            4,010,481            2,197,984             4,049,459                    --
                                              -------------------  -------------------  --------------------  --------------------
           Net realized gains (losses)......            4,112,179            2,857,955            56,577,725                    --
                                              -------------------  -------------------  --------------------  --------------------
      Change in unrealized gains (losses)
        on investments......................           41,938,391           14,178,938            61,592,202                    --
                                              -------------------  -------------------  --------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments......................           46,050,570           17,036,893           118,169,927                    --
                                              -------------------  -------------------  --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations...........  $        44,470,831  $        17,362,017  $        113,953,682  $        (1,597,325)
                                              ===================  ===================  ====================  ====================

                                                  FIDELITY VIP         FTVIPT FRANKLIN
                                                    OVERSEAS          INCOME SECURITIES
                                                   SUB-ACCOUNT           SUB-ACCOUNT
                                              --------------------  -------------------
INVESTMENT INCOME:
      Dividends.............................  $             73,625  $        17,606,923
                                              --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges.............................                68,590            3,108,880
      Administrative charges................                    --              695,083
                                              --------------------  -------------------
        Total expenses......................                68,590            3,803,963
                                              --------------------  -------------------
           Net investment income (loss).....                 5,035           13,802,960
                                              --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions...........                20,183                   --
      Realized gains (losses) on sale of
        investments.........................               (8,588)              335,927
                                              --------------------  -------------------
           Net realized gains (losses)......                11,595              335,927
                                              --------------------  -------------------
      Change in unrealized gains (losses)
        on investments......................             1,380,290           18,152,582
                                              --------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments......................             1,391,885           18,488,509
                                              --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations...........  $          1,396,920  $        32,291,469
                                              ====================  ===================

(a) For the period April 29, 2013 to December 31, 2013.



 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                 FTVIPT FRANKLIN                                                  FTVIPT TEMPLETON
                                                 SMALL CAP VALUE        FTVIPT MUTUAL       FTVIPT TEMPLETON         GLOBAL BOND
                                                   SECURITIES         SHARES SECURITIES    FOREIGN SECURITIES        SECURITIES
                                                   SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                              --------------------  --------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends.............................  $          1,424,165  $          3,049,245  $          1,970,839  $         11,451,561
                                              --------------------  --------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges.............................             1,177,277             1,657,493             1,284,267             2,597,751
      Administrative charges................               270,995               363,180               206,977               601,822
                                              --------------------  --------------------  --------------------  --------------------
        Total expenses......................             1,448,272             2,020,673             1,491,244             3,199,573
                                              --------------------  --------------------  --------------------  --------------------
           Net investment income (loss).....              (24,107)             1,028,572               479,595             8,251,988
                                              --------------------  --------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions...........             1,837,932                    --                    --             2,956,639
      Realized gains (losses) on sale of
        investments.........................             1,498,054             1,531,390               527,295              (64,028)
                                              --------------------  --------------------  --------------------  --------------------
           Net realized gains (losses)......             3,335,986             1,531,390               527,295             2,892,611
                                              --------------------  --------------------  --------------------  --------------------
      Change in unrealized gains (losses)
        on investments......................            28,858,586            31,136,595            14,782,128          (10,624,497)
                                              --------------------  --------------------  --------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments......................            32,194,572            32,667,985            15,309,423           (7,731,886)
                                              --------------------  --------------------  --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations...........  $         32,170,465  $         33,696,557  $         15,789,018  $            520,102
                                              ====================  ====================  ====================  ====================


                                                  INVESCO V.I.          INVESCO V.I.          INVESCO V.I.          INVESCO V.I.
                                               AMERICAN FRANCHISE      AMERICAN VALUE          CORE EQUITY        EQUITY AND INCOME
                                                   SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                              --------------------  --------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends.............................  $                610  $            474,488  $              3,195  $          9,000,063
                                              --------------------  --------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges.............................                 2,011               918,743                 3,285             6,577,931
      Administrative charges................                    --               208,813                    --             1,461,723
                                              --------------------  --------------------  --------------------  --------------------
        Total expenses......................                 2,011             1,127,556                 3,285             8,039,654
                                              --------------------  --------------------  --------------------  --------------------
           Net investment income (loss).....               (1,401)             (653,068)                  (90)               960,409
                                              --------------------  --------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions...........                    --                    --                    --                    --
      Realized gains (losses) on sale of
        investments.........................                 4,184             1,362,452                11,977             2,646,648
                                              --------------------  --------------------  --------------------  --------------------
           Net realized gains (losses)......                 4,184             1,362,452                11,977             2,646,648
                                              --------------------  --------------------  --------------------  --------------------
      Change in unrealized gains (losses)
        on investments......................                44,589            21,986,708                45,509           115,194,853
                                              --------------------  --------------------  --------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments......................                48,773            23,349,160                57,486           117,841,501
                                              --------------------  --------------------  --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations...........  $             47,372  $         22,696,092  $             57,396  $        118,801,910
                                              ====================  ====================  ====================  ====================


                                                  INVESCO V.I.          INVESCO V.I.
                                               GLOBAL REAL ESTATE     GROWTH AND INCOME
                                                   SUB-ACCOUNT           SUB-ACCOUNT
                                              --------------------  -------------------
INVESTMENT INCOME:
      Dividends.............................  $          1,116,085  $         4,261,347
                                              --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges.............................               307,333            3,635,879
      Administrative charges................                69,997              813,892
                                              --------------------  -------------------
        Total expenses......................               377,330            4,449,771
                                              --------------------  -------------------
           Net investment income (loss).....               738,755            (188,424)
                                              --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions...........                    --            2,944,746
      Realized gains (losses) on sale of
        investments.........................               251,182            3,020,114
                                              --------------------  -------------------
           Net realized gains (losses)......               251,182            5,964,860
                                              --------------------  -------------------
      Change in unrealized gains (losses)
        on investments......................             (841,038)           81,951,879
                                              --------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments......................             (589,856)           87,916,739
                                              --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations...........  $            148,899  $        87,728,315
                                              ====================  ===================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                                                               LMPVET                LMPVET
                                                 INVESCO V.I.          JANUS ASPEN      CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE
                                             INTERNATIONAL GROWTH    GLOBAL RESEARCH      AGGRESSIVE GROWTH       ALL CAP VALUE
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  -------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends............................   $         2,742,141  $                73   $           671,833   $         1,655,948
                                             --------------------  -------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................             2,753,046                   52             2,809,619             1,394,363
      Administrative charges...............               625,200                   --               590,305               295,950
                                             --------------------  -------------------  --------------------  --------------------
        Total expenses.....................             3,378,246                   52             3,399,924             1,690,313
                                             --------------------  -------------------  --------------------  --------------------
          Net investment income (loss).....             (636,105)                   21           (2,728,091)              (34,365)
                                             --------------------  -------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                    --                   --            12,904,072             8,706,055
      Realized gains (losses) on sale of
        investments........................             1,305,822                  120             4,957,428             1,486,711
                                             --------------------  -------------------  --------------------  --------------------
          Net realized gains (losses)......             1,305,822                  120            17,861,500            10,192,766
                                             --------------------  -------------------  --------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................            40,017,340                1,329            71,695,365            20,675,928
                                             --------------------  -------------------  --------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................            41,323,162                1,449            89,556,865            30,868,694
                                             --------------------  -------------------  --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........   $        40,687,057  $             1,470   $        86,828,774   $        30,834,329
                                             ====================  ===================  ====================  ====================

                                                    LMPVET                LMPVET                LMPVET                LMPVET
                                             CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE  CLEARBRIDGE VARIABLE
                                                 APPRECIATION          EQUITY INCOME       LARGE CAP GROWTH       LARGE CAP VALUE
                                                  SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  --------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $         4,560,501   $         2,745,187   $            23,290    $           103,406
                                             --------------------  --------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................            4,021,644             1,903,271                70,000                 87,700
      Administrative charges...............              879,646               414,431                11,460                 14,558
                                             --------------------  --------------------  --------------------  --------------------
        Total expenses.....................            4,901,290             2,317,702                81,460                102,258
                                             --------------------  --------------------  --------------------  --------------------
          Net investment income (loss).....            (340,789)               427,485              (58,170)                  1,148
                                             --------------------  --------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........           12,586,231                    --               491,394                307,920
      Realized gains (losses) on sale of
        investments........................            1,266,391               646,901               254,029                158,693
                                             --------------------  --------------------  --------------------  --------------------
          Net realized gains (losses)......           13,852,622               646,901               745,423                466,613
                                             --------------------  --------------------  --------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................           72,638,328            33,452,314               710,461              1,056,824
                                             --------------------  --------------------  --------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................           86,490,950            34,099,215             1,455,884              1,523,437
                                             --------------------  --------------------  --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        86,150,161   $        34,526,700   $         1,397,714    $         1,524,585
                                             ====================  ====================  ====================  ====================

                                                    LMPVET          LMPVET INVESTMENT
                                             CLEARBRIDGE VARIABLE   COUNSEL VARIABLE
                                               SMALL CAP GROWTH     SOCIAL AWARENESS
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................   $            40,622  $             2,393
                                             --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................             1,051,901                3,889
      Administrative charges...............               224,160                  717
                                             --------------------  -------------------
        Total expenses.....................             1,276,061                4,606
                                             --------------------  -------------------
          Net investment income (loss).....           (1,235,439)              (2,213)
                                             --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........             7,305,832                   --
      Realized gains (losses) on sale of
        investments........................             1,558,761                8,209
                                             --------------------  -------------------
          Net realized gains (losses)......             8,864,593                8,209
                                             --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            24,881,277               39,556
                                             --------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................            33,745,870               47,765
                                             --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........   $        32,510,431  $            45,552
                                             ====================  ===================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013



                                                    LMPVET                LMPVET               LMPVET            LMPVIT WESTERN
                                              VARIABLE LIFESTYLE    VARIABLE LIFESTYLE   VARIABLE LIFESTYLE   ASSET VARIABLE GLOBAL
                                                ALLOCATION 50%        ALLOCATION 70%       ALLOCATION 85%        HIGH YIELD BOND
                                                  SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  -------------------  --------------------  ---------------------
INVESTMENT INCOME:
      Dividends............................  $            873,351  $            36,589  $          1,460,852  $         6,179,424
                                             --------------------  -------------------  --------------------  ---------------------
EXPENSES:
      Mortality and expense risk
        charges............................               438,782               35,306               975,746            1,175,968
      Administrative charges...............                98,604                6,498               219,274              249,397
                                             --------------------  -------------------  --------------------  ---------------------
        Total expenses.....................               537,386               41,804             1,195,020            1,425,365
                                             --------------------  -------------------  --------------------  ---------------------
           Net investment income (loss)....               335,965              (5,215)               265,832            4,754,059
                                             --------------------  -------------------  --------------------  ---------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                    --                   --                    --                   --
      Realized gains (losses) on sale of
        investments........................               294,643              164,204             1,739,917               97,460
                                             --------------------  -------------------  --------------------  ---------------------
           Net realized gains (losses).....               294,643              164,204             1,739,917               97,460
                                             --------------------  -------------------  --------------------  ---------------------
      Change in unrealized gains (losses)
        on investments.....................             4,402,903              307,412            17,385,552            (303,455)
                                             --------------------  -------------------  --------------------  ---------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................             4,697,546              471,616            19,125,469            (205,995)
                                             --------------------  -------------------  --------------------  ---------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $          5,033,511  $           466,401  $         19,391,301  $         4,548,064
                                             ====================  ===================  ====================  =====================

                                                                                                                     MIST
                                                                                                               ALLIANCEBERNSTEIN
                                                    MFS VIT              MFS VIT                                GLOBAL DYNAMIC
                                                INVESTORS TRUST       NEW DISCOVERY       MFS VIT RESEARCH        ALLOCATION
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $               254  $                 --  $               188  $         39,779,815
                                             -------------------  --------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................                  323                   581                  798            36,599,907
      Administrative charges...............                   --                    --                   --             7,790,779
                                             -------------------  --------------------  -------------------  --------------------
        Total expenses.....................                  323                   581                  798            44,390,686
                                             -------------------  --------------------  -------------------  --------------------
           Net investment income (loss)....                 (69)                 (581)                (610)           (4,610,871)
                                             -------------------  --------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --                   326                  140            66,116,796
      Realized gains (losses) on sale of
        investments........................                  292                 1,680                  993             6,931,021
                                             -------------------  --------------------  -------------------  --------------------
           Net realized gains (losses).....                  292                 2,006                1,133            73,047,817
                                             -------------------  --------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................                5,877                12,769               14,560           213,779,983
                                             -------------------  --------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................                6,169                14,775               15,693           286,827,800
                                             -------------------  --------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $             6,100  $             14,194  $            15,083  $        282,216,929
                                             ===================  ====================  ===================  ====================


                                                MIST AMERICAN         MIST AMERICAN
                                               FUNDS BALANCED         FUNDS GROWTH
                                                 ALLOCATION            ALLOCATION
                                                 SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $        45,063,018  $         16,505,934
                                             -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................           42,252,390            21,762,771
      Administrative charges...............            8,199,489             4,137,682
                                             -------------------  --------------------
        Total expenses.....................           50,451,879            25,900,453
                                             -------------------  --------------------
           Net investment income (loss)....          (5,388,861)           (9,394,519)
                                             -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........          202,636,315            91,077,385
      Realized gains (losses) on sale of
        investments........................           47,989,589            30,207,659
                                             -------------------  --------------------
           Net realized gains (losses).....          250,625,904           121,285,044
                                             -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................          260,897,780           233,109,626
                                             -------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................          511,523,684           354,394,670
                                             -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       506,134,823  $        345,000,151
                                             ===================  ====================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                                      MIST AMERICAN          MIST AQR           MIST BLACKROCK
                                                 MIST AMERICAN       FUNDS MODERATE         GLOBAL RISK         GLOBAL TACTICAL
                                                 FUNDS GROWTH          ALLOCATION            BALANCED             STRATEGIES
                                                  SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         2,634,418  $         29,195,296  $        77,169,328  $        71,277,628
                                             -------------------  --------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................            7,671,883            22,758,412           43,469,807           61,766,852
      Administrative charges...............            1,480,530             4,420,275            9,245,161           13,128,334
                                             -------------------  --------------------  -------------------  -------------------
        Total expenses.....................            9,152,413            27,178,687           52,714,968           74,895,186
                                             -------------------  --------------------  -------------------  -------------------
          Net investment income (loss).....          (6,517,995)             2,016,609           24,454,360          (3,617,558)
                                             -------------------  --------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........           29,294,729            96,296,087          143,800,114          115,215,891
      Realized gains (losses) on sale of
        investments........................           26,472,567            23,672,085         (12,389,834)           18,039,686
                                             -------------------  --------------------  -------------------  -------------------
          Net realized gains (losses)......           55,767,296           119,968,172          131,410,280          133,255,577
                                             -------------------  --------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................           96,031,643            74,888,275        (347,099,092)          311,060,284
                                             -------------------  --------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................          151,798,939           194,856,447        (215,688,812)          444,315,861
                                             -------------------  --------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       145,280,944  $        196,873,056  $     (191,234,452)  $       440,698,303
                                             ===================  ====================  ===================  ===================


                                               MIST BLACKROCK        MIST BLACKROCK        MIST CLARION        MIST CLEARBRIDGE
                                                 HIGH YIELD          LARGE CAP CORE     GLOBAL REAL ESTATE   AGGRESSIVE GROWTH II
                                                 SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  -------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $        18,834,222  $           200,349  $         12,947,679   $           651,867
                                             -------------------  -------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................            3,567,603              231,165             2,622,102             1,400,541
      Administrative charges...............              670,423               38,903               472,278               257,443
                                             -------------------  -------------------  --------------------  --------------------
        Total expenses.....................            4,238,026              270,068             3,094,380             1,657,984
                                             -------------------  -------------------  --------------------  --------------------
          Net investment income (loss).....           14,596,196             (69,719)             9,853,299           (1,006,117)
                                             -------------------  -------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........            7,625,640                   --                    --                    --
      Realized gains (losses) on sale of
        investments........................            2,016,699              843,040              (92,999)             5,873,060
                                             -------------------  -------------------  --------------------  --------------------
          Net realized gains (losses)......            9,642,339              843,040              (92,999)             5,873,060
                                             -------------------  -------------------  --------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................          (4,631,091)            3,552,916           (6,455,197)            19,911,595
                                             -------------------  -------------------  --------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................            5,011,248            4,395,956           (6,548,196)            25,784,655
                                             -------------------  -------------------  --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        19,607,444  $         4,326,237  $          3,305,103   $        24,778,538
                                             ===================  ===================  ====================  ====================


                                               MIST CLEARBRIDGE    MIST GOLDMAN SACHS
                                               AGGRESSIVE GROWTH      MID CAP VALUE
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $           804,033  $          1,444,830
                                             -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................            4,918,827             2,210,823
      Administrative charges...............              924,636               407,162
                                             -------------------  --------------------
        Total expenses.....................            5,843,463             2,617,985
                                             -------------------  --------------------
          Net investment income (loss).....          (5,039,430)           (1,173,155)
                                             -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --             5,739,462
      Realized gains (losses) on sale of
        investments........................           11,473,473             6,273,913
                                             -------------------  --------------------
          Net realized gains (losses)......           11,473,473            12,013,375
                                             -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................          123,052,679            31,704,368
                                             -------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................          134,526,152            43,717,743
                                             -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       129,486,722  $         42,544,588
                                             ===================  ====================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                    MIST             MIST INVESCO
                                               HARRIS OAKMARK        BALANCED-RISK        MIST INVESCO         MIST INVESCO
                                                INTERNATIONAL         ALLOCATION            COMSTOCK           MID CAP VALUE
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  ------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $        14,919,166  $                --  $        4,115,774  $         1,107,426
                                             -------------------  -------------------  ------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................            8,192,161            9,997,790           4,825,998            2,046,225
      Administrative charges...............            1,525,990            2,160,902             964,548              375,754
                                             -------------------  -------------------  ------------------  -------------------
        Total expenses.....................            9,718,151           12,158,692           5,790,546            2,421,979
                                             -------------------  -------------------  ------------------  -------------------
          Net investment income (loss).....            5,201,015         (12,158,692)         (1,674,772)          (1,314,553)
                                             -------------------  -------------------  ------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --            8,370,113                  --                   --
      Realized gains (losses) on sale of
        investments........................           11,702,177            1,706,902           9,703,108            7,722,920
                                             -------------------  -------------------  ------------------  -------------------
          Net realized gains (losses)......           11,702,177           10,077,015           9,703,108            7,722,920
                                             -------------------  -------------------  ------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          134,182,838            4,078,692         101,696,056           30,620,411
                                             -------------------  -------------------  ------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................          145,885,015           14,155,707         111,399,164           38,343,331
                                             -------------------  -------------------  ------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       151,086,030  $         1,997,015  $      109,724,392  $        37,028,778
                                             ===================  ===================  ==================  ===================

                                                                                          MIST JPMORGAN
                                                MIST INVESCO         MIST JPMORGAN        GLOBAL ACTIVE        MIST JPMORGAN
                                              SMALL CAP GROWTH         CORE BOND           ALLOCATION         SMALL CAP VALUE
                                                 SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  ------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           622,860  $          920,373  $           402,891  $           180,697
                                             -------------------  ------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................            3,613,388           4,330,629            6,013,719              395,814
      Administrative charges...............              684,045             828,654            1,323,733               65,410
                                             -------------------  ------------------  -------------------  -------------------
        Total expenses.....................            4,297,433           5,159,283            7,337,452              461,224
                                             -------------------  ------------------  -------------------  -------------------
          Net investment income (loss).....          (3,674,573)         (4,238,910)          (6,934,561)            (280,527)
                                             -------------------  ------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........           15,858,644           1,446,300            2,377,058                   --
      Realized gains (losses) on sale of
        investments........................            8,726,778          23,440,529               52,966            1,241,336
                                             -------------------  ------------------  -------------------  -------------------
          Net realized gains (losses)......           24,585,422          24,886,829            2,430,024            1,241,336
                                             -------------------  ------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................           67,501,884        (36,171,178)           53,369,009            6,048,540
                                             -------------------  ------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................           92,087,306        (11,284,349)           55,799,033            7,289,876
                                             -------------------  ------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        88,412,733  $     (15,523,259)  $        48,864,472  $         7,009,349
                                             ===================  ==================  ===================  ===================


                                             MIST LOOMIS SAYLES    MIST LORD ABBETT
                                               GLOBAL MARKETS       BOND DEBENTURE
                                                 SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  ------------------
INVESTMENT INCOME:
      Dividends............................  $         4,375,048  $       17,189,255
                                             -------------------  ------------------
EXPENSES:
      Mortality and expense risk
        charges............................            2,402,291           3,595,505
      Administrative charges...............              452,881             629,148
                                             -------------------  ------------------
        Total expenses.....................            2,855,172           4,224,653
                                             -------------------  ------------------
          Net investment income (loss).....            1,519,876          12,964,602
                                             -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --                  --
      Realized gains (losses) on sale of
        investments........................            5,872,725           4,166,635
                                             -------------------  ------------------
          Net realized gains (losses)......            5,872,725           4,166,635
                                             -------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................           18,236,473         (1,363,498)
                                             -------------------  ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................           24,109,198           2,803,137
                                             -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        25,629,074  $       15,767,739
                                             ===================  ==================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                     MIST           MIST MET/FRANKLIN
                                                MET/EATON VANCE       LOW DURATION     MIST MET/TEMPLETON      MIST METLIFE
                                                 FLOATING RATE        TOTAL RETURN     INTERNATIONAL BOND   AGGRESSIVE STRATEGY
                                                  SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         2,232,948  $           893,838  $         1,133,225  $         4,474,444
                                             -------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................              900,105            1,094,957              716,202            8,137,841
      Administrative charges...............              164,980              208,094              140,116            1,499,478
                                             -------------------  -------------------  -------------------  -------------------
        Total expenses.....................            1,065,085            1,303,051              856,318            9,637,319
                                             -------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....            1,167,863            (409,213)              276,907          (5,162,875)
                                             -------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........              265,827                   --              255,578                   --
      Realized gains (losses) on sale of
        investments........................              105,627               31,429            (156,759)            8,803,988
                                             -------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......              371,454               31,429               98,819            8,803,988
                                             -------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            (202,111)              351,282            (752,953)          141,558,132
                                             -------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................              169,343              382,711            (654,134)          150,362,120
                                             -------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         1,337,206  $          (26,502)  $         (377,227)  $       145,199,245
                                             ===================  ===================  ===================  ===================


                                                MIST METLIFE          MIST METLIFE         MIST METLIFE         MIST METLIFE
                                                BALANCED PLUS       BALANCED STRATEGY   DEFENSIVE STRATEGY     GROWTH STRATEGY
                                                 SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $        65,671,911  $       149,909,646  $        65,562,565  $         84,984,230
                                             -------------------  -------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................           64,042,950           99,177,562           28,901,690            82,512,768
      Administrative charges...............           13,798,627           18,629,342            5,413,398            15,126,933
                                             -------------------  -------------------  -------------------  --------------------
        Total expenses.....................           77,841,577          117,806,904           34,315,088            97,639,701
                                             -------------------  -------------------  -------------------  --------------------
          Net investment income (loss).....         (12,169,666)           32,102,742           31,247,477          (12,655,471)
                                             -------------------  -------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........          106,085,395                   --           53,092,452                    --
      Realized gains (losses) on sale of
        investments........................            3,300,639           83,827,637           61,751,261            48,996,687
                                             -------------------  -------------------  -------------------  --------------------
          Net realized gains (losses)......          109,386,034           83,827,637          114,843,713            48,996,687
                                             -------------------  -------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................          560,925,735        1,085,370,764            8,150,548         1,250,387,461
                                             -------------------  -------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................          670,311,769        1,169,198,401          122,994,261         1,299,384,148
                                             -------------------  -------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       658,142,103  $     1,201,301,143  $       154,241,738  $      1,286,728,677
                                             ===================  ===================  ===================  ====================

                                                                      MIST METLIFE
                                                MIST METLIFE           MULTI-INDEX
                                              MODERATE STRATEGY       TARGETED RISK
                                                 SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $        84,759,182  $           471,631
                                             -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................           47,260,820              956,800
      Administrative charges...............            8,890,601              213,949
                                             -------------------  -------------------
        Total expenses.....................           56,151,421            1,170,749
                                             -------------------  -------------------
          Net investment income (loss).....           28,607,761            (699,118)
                                             -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........            6,497,219            3,615,891
      Realized gains (losses) on sale of
        investments........................           54,428,069                1,196
                                             -------------------  -------------------
          Net realized gains (losses)......           60,925,288            3,617,087
                                             -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................          327,287,238            7,257,662
                                             -------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................          388,212,526           10,874,749
                                             -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       416,820,287  $        10,175,631
                                             ===================  ===================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                                          MIST
                                              MIST MFS EMERGING       MFS RESEARCH     MIST MORGAN STANLEY   MIST OPPENHEIMER
                                               MARKETS EQUITY         INTERNATIONAL      MID CAP GROWTH        GLOBAL EQUITY
                                                 SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  ------------------
INVESTMENT INCOME:
      Dividends............................  $        4,811,505   $         8,275,334  $         1,254,825  $          190,049
                                             -------------------  -------------------  -------------------  ------------------
EXPENSES:
      Mortality and expense risk
        charges............................           5,795,261             4,320,197            2,442,024             579,669
      Administrative charges...............           1,119,941               773,166              509,321             133,512
                                             -------------------  -------------------  -------------------  ------------------
        Total expenses.....................           6,915,202             5,093,363            2,951,345             713,181
                                             -------------------  -------------------  -------------------  ------------------
          Net investment income (loss).....         (2,103,697)             3,181,971          (1,696,520)           (523,132)
                                             -------------------  -------------------  -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                  --                    --                   --                  --
      Realized gains (losses) on sale of
        investments........................           1,835,792               522,322            2,455,142             471,553
                                             -------------------  -------------------  -------------------  ------------------
          Net realized gains (losses)......           1,835,792               522,322            2,455,142             471,553
                                             -------------------  -------------------  -------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................        (28,154,915)            47,772,611           64,718,433          11,622,690
                                             -------------------  -------------------  -------------------  ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................        (26,319,123)            48,294,933           67,173,575          12,094,243
                                             -------------------  -------------------  -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $     (28,422,820)   $        51,476,904  $        65,477,055  $       11,571,111
                                             ===================  ===================  ===================  ==================

                                                    MIST
                                               PIMCO INFLATION        MIST PIMCO             MIST              MIST PIONEER
                                               PROTECTED BOND        TOTAL RETURN        PIONEER FUND        STRATEGIC INCOME
                                                 SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT
                                             ------------------  -------------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $       20,321,139  $        90,299,548  $         8,345,878  $        42,197,941
                                             ------------------  -------------------  -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................          12,353,026           27,924,331            3,001,470            9,905,068
      Administrative charges...............           2,311,558            5,148,777              661,711            2,187,565
                                             ------------------  -------------------  -------------------  -------------------
        Total expenses.....................          14,664,584           33,073,108            3,663,181           12,092,633
                                             ------------------  -------------------  -------------------  -------------------
          Net investment income (loss).....           5,656,555           57,226,440            4,682,697           30,105,308
                                             ------------------  -------------------  -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........          54,275,448           41,946,555                   --            2,413,486
      Realized gains (losses) on sale of
        investments........................         (9,555,213)              338,113            4,614,621              934,646
                                             ------------------  -------------------  -------------------  -------------------
          Net realized gains (losses)......          44,720,235           42,284,668            4,614,621            3,348,132
                                             ------------------  -------------------  -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................       (156,230,192)        (175,186,613)           61,555,660         (32,752,219)
                                             ------------------  -------------------  -------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................       (111,509,957)        (132,901,945)           66,170,281         (29,404,087)
                                             ------------------  -------------------  -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $    (105,853,402)  $      (75,675,505)  $        70,852,978  $           701,221
                                             ==================  ===================  ===================  ===================


                                                MIST PYRAMIS         MIST PYRAMIS
                                              GOVERNMENT INCOME      MANAGED RISK
                                                 SUB-ACCOUNT        SUB-ACCOUNT (a)
                                             -------------------  ------------------
INVESTMENT INCOME:
      Dividends............................  $        13,071,961  $          598,784
                                             -------------------  ------------------
EXPENSES:
      Mortality and expense risk
        charges............................            9,769,937             286,383
      Administrative charges...............            2,114,851              60,668
                                             -------------------  ------------------
        Total expenses.....................           11,884,788             347,051
                                             -------------------  ------------------
          Net investment income (loss).....            1,187,173             251,733
                                             -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........            8,128,079           1,341,853
      Realized gains (losses) on sale of
        investments........................          (5,369,602)            (10,897)
                                             -------------------  ------------------
          Net realized gains (losses)......            2,758,477           1,330,956
                                             -------------------  ------------------
      Change in unrealized gains (losses)
        on investments.....................         (56,847,411)           1,889,489
                                             -------------------  ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................         (54,088,934)           3,220,445
                                             -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $      (52,901,761)  $        3,472,178
                                             ===================  ==================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                MIST SCHRODERS       MIST SSGA GROWTH         MIST SSGA        MIST T. ROWE PRICE
                                              GLOBAL MULTI-ASSET      AND INCOME ETF         GROWTH ETF          LARGE CAP VALUE
                                                  SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  -------------------  --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $             27,512  $        38,910,462  $         10,135,199  $         9,703,207
                                             --------------------  -------------------  --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................             3,965,836           19,625,254             6,213,087            8,330,375
      Administrative charges...............               856,921            3,878,354             1,204,388            1,098,308
                                             --------------------  -------------------  --------------------  -------------------
        Total expenses.....................             4,822,757           23,503,608             7,417,475            9,428,683
                                             --------------------  -------------------  --------------------  -------------------
           Net investment income (loss)....           (4,795,245)           15,406,854             2,717,724              274,524
                                             --------------------  -------------------  --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........             1,183,030           36,548,485            17,541,690                   --
      Realized gains (losses) on sale of
        investments........................               896,710           20,251,017             7,845,129           12,380,070
                                             --------------------  -------------------  --------------------  -------------------
           Net realized gains (losses).....             2,079,740           56,799,502            25,386,819           12,380,070
                                             --------------------  -------------------  --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................            31,029,531           92,923,301            44,458,197          154,938,541
                                             --------------------  -------------------  --------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................            33,109,271          149,722,803            69,845,016          167,318,611
                                             --------------------  -------------------  --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         28,314,026  $       165,129,657  $         72,562,740  $       167,593,135
                                             ====================  ===================  ====================  ===================

                                              MIST T. ROWE PRICE    MIST THIRD AVENUE    MSF BAILLIE GIFFORD      MSF BARCLAYS
                                                MID CAP GROWTH       SMALL CAP VALUE     INTERNATIONAL STOCK  AGGREGATE BOND INDEX
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  --------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $         1,085,760  $          3,116,142  $            35,486   $          5,044,056
                                             -------------------  --------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................            6,995,212             4,315,721            2,684,850              1,989,879
      Administrative charges...............            1,307,457               772,929              516,484                370,173
                                             -------------------  --------------------  --------------------  --------------------
        Total expenses.....................            8,302,669             5,088,650            3,201,334              2,360,052
                                             -------------------  --------------------  --------------------  --------------------
           Net investment income (loss)....          (7,216,909)           (1,972,508)          (3,165,848)              2,684,004
                                             -------------------  --------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........           27,440,112                    --                   --                     --
      Realized gains (losses) on sale of
        investments........................           16,686,809            14,422,998            1,385,436              (145,067)
                                             -------------------  --------------------  --------------------  --------------------
           Net realized gains (losses).....           44,126,921            14,422,998            1,385,436              (145,067)
                                             -------------------  --------------------  --------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................          116,792,789            71,078,415           31,198,214            (8,883,122)
                                             -------------------  --------------------  --------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................          160,919,710            85,501,413           32,583,650            (9,028,189)
                                             -------------------  --------------------  --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       153,702,801  $         83,528,905  $        29,417,802   $        (6,344,185)
                                             ===================  ====================  ====================  ====================

                                                 MSF BLACKROCK        MSF BLACKROCK
                                                  BOND INCOME     CAPITAL APPRECIATION
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $         2,225,070  $            106,239
                                             -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................              836,982               189,165
      Administrative charges...............              131,860                29,512
                                             -------------------  --------------------
        Total expenses.....................              968,842               218,677
                                             -------------------  --------------------
           Net investment income (loss)....            1,256,228             (112,438)
                                             -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........            1,413,627                    --
      Realized gains (losses) on sale of
        investments........................              102,228               691,188
                                             -------------------  --------------------
           Net realized gains (losses).....            1,515,855               691,188
                                             -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................          (4,322,733)             3,229,055
                                             -------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................          (2,806,878)             3,920,243
                                             -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       (1,550,650)  $          3,807,805
                                             ===================  ====================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013



                                                 MSF BLACKROCK       MSF BLACKROCK           MSF DAVIS          MSF FRONTIER
                                                LARGE CAP VALUE      MONEY MARKET          VENTURE VALUE       MID CAP GROWTH
                                                  SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT        SUB-ACCOUNT (a)
                                             -------------------  -------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $            47,745  $                --  $         7,934,120  $                 --
                                             -------------------  -------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................               45,976            6,753,002            8,428,727               758,287
      Administrative charges...............                   --            1,259,595            1,529,806               139,504
                                             -------------------  -------------------  -------------------  --------------------
        Total expenses.....................               45,976            8,012,597            9,958,533               897,791
                                             -------------------  -------------------  -------------------  --------------------
           Net investment income (loss)....                1,769          (8,012,597)          (2,024,413)             (897,791)
                                             -------------------  -------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........              184,594                   --           10,467,525                    --
      Realized gains (losses) on sale of
        investments........................               11,833                   --           30,055,792             1,222,819
                                             -------------------  -------------------  -------------------  --------------------
           Net realized gains (losses).....              196,427                   --           40,523,317             1,222,819
                                             -------------------  -------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................              706,190                   --          130,538,788            14,503,587
                                             -------------------  -------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................              902,617                   --          171,062,105            15,726,406
                                             -------------------  -------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $           904,386  $       (8,012,597)  $       169,037,692  $         14,828,615
                                             ===================  ===================  ===================  ====================


                                                      MSF          MSF LOOMIS SAYLES     MSF LOOMIS SAYLES     MSF MET/ARTISAN
                                                JENNISON GROWTH     SMALL CAP CORE       SMALL CAP GROWTH       MID CAP VALUE
                                                  SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  -------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $         1,077,074  $            30,285  $                --  $          1,930,028
                                             -------------------  -------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................            7,117,305              197,320                1,128             3,423,728
      Administrative charges...............            1,294,771               33,017                  283               587,956
                                             -------------------  -------------------  -------------------  --------------------
        Total expenses.....................            8,412,076              230,337                1,411             4,011,684
                                             -------------------  -------------------  -------------------  --------------------
           Net investment income (loss)....          (7,335,002)            (200,052)              (1,411)           (2,081,656)
                                             -------------------  -------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........            5,112,106            1,002,384                   --                    --
      Realized gains (losses) on sale of
        investments........................           15,187,756              980,613               10,812             2,704,503
                                             -------------------  -------------------  -------------------  --------------------
           Net realized gains (losses).....           20,299,862            1,982,997               10,812             2,704,503
                                             -------------------  -------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................          145,943,839            2,464,698               37,804            71,939,639
                                             -------------------  -------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................          166,243,701            4,447,695               48,616            74,644,142
                                             -------------------  -------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       158,908,699  $         4,247,643  $            47,205  $         72,562,486
                                             ===================  ===================  ===================  ====================

                                             MSF MET/DIMENSIONAL       MSF METLIFE
                                             INTERNATIONAL SMALL      CONSERVATIVE
                                                   COMPANY             ALLOCATION
                                                 SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $         1,008,312  $           279,202
                                             -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................              786,753              132,606
      Administrative charges...............              146,029               22,998
                                             -------------------  -------------------
        Total expenses.....................              932,782              155,604
                                             -------------------  -------------------
           Net investment income (loss)....               75,530              123,598
                                             -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........            1,576,427               45,703
      Realized gains (losses) on sale of
        investments........................              477,444              278,592
                                             -------------------  -------------------
           Net realized gains (losses).....            2,053,871              324,295
                                             -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................           11,472,763            (227,599)
                                             -------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................           13,526,634               96,696
                                             -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        13,602,164  $           220,294
                                             ===================  ===================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                  MSF METLIFE                                                      MSF METLIFE
                                                CONSERVATIVE TO        MSF METLIFE           MSF METLIFE           MODERATE TO
                                              MODERATE ALLOCATION  MID CAP STOCK INDEX   MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                             --------------------  -------------------  --------------------  ---------------------
INVESTMENT INCOME:
      Dividends............................  $            192,977  $         1,146,951  $            854,751   $           798,260
                                             --------------------  -------------------  --------------------  ---------------------
EXPENSES:
      Mortality and expense risk
        charges............................               113,772            1,500,758               636,285               809,065
      Administrative charges...............                19,027              212,206               107,040               136,956
                                             --------------------  -------------------  --------------------  ---------------------
        Total expenses.....................               132,799            1,712,964               743,325               946,021
                                             --------------------  -------------------  --------------------  ---------------------
           Net investment income (loss)....                60,178            (566,013)               111,426             (147,761)
                                             --------------------  -------------------  --------------------  ---------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                79,641            3,264,955               348,738                    --
      Realized gains (losses) on sale of
        investments........................               126,022            3,699,798               670,193               927,158
                                             --------------------  -------------------  --------------------  ---------------------
           Net realized gains (losses).....               205,663            6,964,753             1,018,931               927,158
                                             --------------------  -------------------  --------------------  ---------------------
      Change in unrealized gains (losses)
        on investments.....................               395,866           23,599,476             5,244,250            10,180,246
                                             --------------------  -------------------  --------------------  ---------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................               601,529           30,564,229             6,263,181            11,107,404
                                             --------------------  -------------------  --------------------  ---------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $            661,707  $        29,998,216  $          6,374,607   $        10,959,643
                                             ====================  ===================  ====================  =====================


                                                  MSF METLIFE              MSF                  MSF                MSF MSCI
                                                  STOCK INDEX       MFS TOTAL RETURN         MFS VALUE            EAFE INDEX
                                                  SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  --------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $         8,570,152  $            938,479  $         1,008,807  $          2,867,071
                                             -------------------  --------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................            7,336,639               565,222            2,492,653             1,277,623
      Administrative charges...............            1,106,897                75,767              436,300               200,820
                                             -------------------  --------------------  -------------------  --------------------
        Total expenses.....................            8,443,536               640,989            2,928,953             1,478,443
                                             -------------------  --------------------  -------------------  --------------------
           Net investment income (loss)....              126,616               297,490          (1,920,146)             1,388,628
                                             -------------------  --------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........            7,693,711                    --            1,722,437                    --
      Realized gains (losses) on sale of
        investments........................           15,797,044               439,651            3,468,253             1,008,944
                                             -------------------  --------------------  -------------------  --------------------
           Net realized gains (losses).....           23,490,755               439,651            5,190,690             1,008,944
                                             -------------------  --------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................          106,939,595             5,520,960           43,048,658            15,456,919
                                             -------------------  --------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................          130,430,350             5,960,611           48,239,348            16,465,863
                                             -------------------  --------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $       130,556,966  $          6,258,101  $        46,319,202  $         17,854,491
                                             ===================  ====================  ===================  ====================


                                                MSF NEUBERGER              MSF
                                               BERMAN GENESIS      RUSSELL 2000 INDEX
                                                 SUB-ACCOUNT           SUB-ACCOUNT
                                             -------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $           108,234  $         1,470,662
                                             -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................            1,557,555            1,497,893
      Administrative charges...............              252,687              252,496
                                             -------------------  -------------------
        Total expenses.....................            1,810,242            1,750,389
                                             -------------------  -------------------
           Net investment income (loss)....          (1,702,008)            (279,727)
                                             -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   --                   --
      Realized gains (losses) on sale of
        investments........................            2,307,614            2,980,519
                                             -------------------  -------------------
           Net realized gains (losses).....            2,307,614            2,980,519
                                             -------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................           36,584,374           32,072,788
                                             -------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................           38,891,988           35,053,307
                                             -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        37,189,980  $        34,773,580
                                             ===================  ===================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                                                             MSF VAN ECK       MSF WESTERN ASSET
                                               MSF T. ROWE PRICE    MSF T. ROWE PRICE      GLOBAL NATURAL         MANAGEMENT
                                               LARGE CAP GROWTH     SMALL CAP GROWTH          RESOURCES         U.S. GOVERNMENT
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $              1,258  $            19,657  $           747,749  $          5,946,946
                                             --------------------  -------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................             1,153,862              125,872            1,458,759             3,638,967
      Administrative charges...............               208,703               12,195              281,714               760,986
                                             --------------------  -------------------  -------------------  --------------------
        Total expenses.....................             1,362,565              138,067            1,740,473             4,399,953
                                             --------------------  -------------------  -------------------  --------------------
           Net investment income (loss)....           (1,361,307)            (118,410)            (992,724)             1,546,993
                                             --------------------  -------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                    --              476,803                   --                    --
      Realized gains (losses) on sale of
        investments........................             1,274,164              713,962          (2,668,683)                12,769
                                             --------------------  -------------------  -------------------  --------------------
           Net realized gains (losses).....             1,274,164            1,190,765          (2,668,683)                12,769
                                             --------------------  -------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................            29,734,972            2,047,671           13,797,608           (8,825,000)
                                             --------------------  -------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................            31,009,136            3,238,436           11,128,925           (8,812,231)
                                             --------------------  -------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $         29,647,829  $         3,120,026  $        10,136,201  $        (7,265,238)
                                             ====================  ===================  ===================  ====================

                                                                                           OPPENHEIMER VA
                                                   NEUBERGER         OPPENHEIMER VA       GLOBAL STRATEGIC      OPPENHEIMER VA
                                                BERMAN GENESIS          CORE BOND              INCOME             MAIN STREET
                                                  SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                             --------------------  -------------------  --------------------  -------------------
INVESTMENT INCOME:
      Dividends............................  $                 30  $               459  $                226  $             1,023
                                             --------------------  -------------------  --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges............................                    83                  124                    62                1,303
      Administrative charges...............                    --                   --                    --                   --
                                             --------------------  -------------------  --------------------  -------------------
        Total expenses.....................                    83                  124                    62                1,303
                                             --------------------  -------------------  --------------------  -------------------
           Net investment income (loss)....                  (53)                  335                   164                (280)
                                             --------------------  -------------------  --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........                   714                   --                    --                   --
      Realized gains (losses) on sale of
        investments........................                    35                (126)                     8                1,403
                                             --------------------  -------------------  --------------------  -------------------
           Net realized gains (losses).....                   749                (126)                     8                1,403
                                             --------------------  -------------------  --------------------  -------------------
      Change in unrealized gains (losses)
        on investments.....................                 2,197                (342)                 (240)               23,373
                                             --------------------  -------------------  --------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................                 2,946                (468)                 (232)               24,776
                                             --------------------  -------------------  --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $              2,893  $             (133)  $               (68)  $            24,496
                                             ====================  ===================  ====================  ===================

                                                OPPENHEIMER VA
                                                  MAIN STREET        OPPENHEIMER VA
                                                   SMALL CAP              MONEY
                                                  SUB-ACCOUNT          SUB-ACCOUNT
                                             -------------------  --------------------
INVESTMENT INCOME:
      Dividends............................  $           782,829  $                  1
                                             -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges............................            1,229,635                   103
      Administrative charges...............              278,491                    --
                                             -------------------  --------------------
        Total expenses.....................            1,508,126                   103
                                             -------------------  --------------------
           Net investment income (loss)....            (725,297)                 (102)
                                             -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions..........            1,350,984                    --
      Realized gains (losses) on sale of
        investments........................            4,979,504                    --
                                             -------------------  --------------------
           Net realized gains (losses).....            6,330,488                    --
                                             -------------------  --------------------
      Change in unrealized gains (losses)
        on investments.....................           30,298,071                    --
                                             -------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments.....................           36,628,559                    --
                                             -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations..........  $        35,903,262  $              (102)
                                             ===================  ====================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                   PIONEER VCT           PIONEER VCT           PIONEER VCT
                                                DISCIPLINED VALUE     EMERGING MARKETS        EQUITY INCOME
                                                   SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                              --------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends.............................  $             33,900  $              6,728  $             13,722
                                              --------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges.............................                26,992                 9,857                 8,766
      Administrative charges................                 5,310                 1,825                 1,488
                                              --------------------  --------------------  --------------------
        Total expenses......................                32,302                11,682                10,254
                                              --------------------  --------------------  --------------------
           Net investment income (loss).....                 1,598               (4,954)                 3,468
                                              --------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions...........                92,595                    --                    --
      Realized gains (losses) on sale of
        investments.........................               192,052                 (140)                17,885
                                              --------------------  --------------------  --------------------
           Net realized gains (losses)......               284,647                 (140)                17,885
                                              --------------------  --------------------  --------------------
      Change in unrealized gains (losses)
        on investments......................               226,657              (21,981)               119,241
                                              --------------------  --------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments......................               511,304              (22,121)               137,126
                                              --------------------  --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations...........  $            512,902  $           (27,075)  $            140,594
                                              ====================  ====================  ====================

                                              PIONEER VCT IBBOTSON   PIONEER VCT IBBOTSON       PIONEER VCT
                                                GROWTH ALLOCATION     MODERATE ALLOCATION      MID CAP VALUE
                                                   SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
                                              ---------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends.............................  $            347,071   $            683,149  $            485,690
                                              ---------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges.............................               275,205                380,909               744,843
      Administrative charges................                49,137                 73,997               163,063
                                              ---------------------  --------------------  --------------------
        Total expenses......................               324,342                454,906               907,906
                                              ---------------------  --------------------  --------------------
           Net investment income (loss).....                22,729                228,243             (422,216)
                                              ---------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions...........                    --                     --                    --
      Realized gains (losses) on sale of
        investments.........................               774,226                856,488               856,609
                                              ---------------------  --------------------  --------------------
           Net realized gains (losses)......               774,226                856,488               856,609
                                              ---------------------  --------------------  --------------------
      Change in unrealized gains (losses)
        on investments......................             2,367,042              2,920,605            16,961,029
                                              ---------------------  --------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments......................             3,141,268              3,777,093            17,817,638
                                              ---------------------  --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations...........  $          3,163,997   $          4,005,336  $         17,395,422
                                              =====================  ====================  ====================

                                                   PIONEER VCT          T. ROWE PRICE         T. ROWE PRICE         T. ROWE PRICE
                                               REAL ESTATE SHARES       GROWTH STOCK       INTERNATIONAL STOCK      PRIME RESERVE
                                                   SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
                                              --------------------  --------------------  --------------------  --------------------
INVESTMENT INCOME:
      Dividends.............................  $              5,332  $              3,193  $              6,278  $                 90
                                              --------------------  --------------------  --------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges.............................                 3,363                64,013                 5,775                 6,429
      Administrative charges................                   610                    --                    --                    --
                                              --------------------  --------------------  --------------------  --------------------
        Total expenses......................                 3,973                64,013                 5,775                 6,429
                                              --------------------  --------------------  --------------------  --------------------
           Net investment income (loss).....                 1,359              (60,820)                   503               (6,339)
                                              --------------------  --------------------  --------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions...........                11,293                    --                    --                    --
      Realized gains (losses) on sale of
        investments.........................                 6,764               357,589                10,324                    --
                                              --------------------  --------------------  --------------------  --------------------
           Net realized gains (losses)......                18,057               357,589                10,324                    --
                                              --------------------  --------------------  --------------------  --------------------
      Change in unrealized gains (losses)
        on investments......................              (19,131)             2,047,793                71,247                    --
                                              --------------------  --------------------  --------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments......................               (1,074)             2,405,382                81,571                    --
                                              --------------------  --------------------  --------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations...........  $                285  $          2,344,562  $             82,074  $            (6,339)
                                              ====================  ====================  ====================  ====================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONCLUDED)
                    FOR THE YEAR ENDED DECEMBER 31, 2013


                                                                                                                UIF U.S. REAL ESTATE
                                                                                                                     SUB-ACCOUNT
                                                                                                                --------------------
INVESTMENT INCOME:
      Dividends..............................................................................................   $          1,095,338
                                                                                                                --------------------
EXPENSES:
      Mortality and expense risk
         charges.............................................................................................              1,166,803
      Administrative charges.................................................................................                251,502
                                                                                                                --------------------
         Total expenses......................................................................................              1,418,305
                                                                                                                --------------------
           Net investment income (loss)......................................................................              (322,967)
                                                                                                                --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions............................................................................                     --
      Realized gains (losses) on sale of
         investments.........................................................................................               (34,211)
                                                                                                                --------------------
           Net realized gains (losses).......................................................................               (34,211)
                                                                                                                --------------------
      Change in unrealized gains (losses)
         on investments......................................................................................                392,749
                                                                                                                --------------------
      Net realized and change in
         unrealized gains (losses)
         on investments......................................................................................                358,538
                                                                                                                --------------------
      Net increase (decrease) in net assets
         resulting from operations...........................................................................   $             35,571
                                                                                                                ====================

(a) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                     STATEMENTS OF CHANGES IN NET ASSETS
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012



                                         ALGER SMALL CAP GROWTH                 AMERICAN FUNDS BOND
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      (795,350)  $      (722,308)  $        718,730  $      1,653,836
   Net realized gains (losses)....         8,468,060        11,906,761         1,750,573           253,909
   Change in unrealized gains
     (losses) on investments......         8,688,799       (5,650,965)       (7,601,790)         2,948,249
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............        16,361,509         5,533,488       (5,132,487)         4,855,994
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         1,617,076         1,749,806        11,875,043        21,553,499
   Net transfers (including fixed
     account).....................       (2,035,008)       (2,146,454)        11,294,017         6,190,229
   Contract charges...............           (8,421)           (8,644)       (1,263,411)       (1,049,405)
   Transfers for contract benefits
     and terminations.............       (4,789,042)       (4,042,118)       (9,827,827)       (9,034,568)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......       (5,215,395)       (4,447,410)        12,077,822        17,659,755
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............        11,146,114         1,086,078         6,945,335        22,515,749
NET ASSETS:
   Beginning of year..............        52,626,085        51,540,007       139,213,016       116,697,267
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $     63,772,199  $     52,626,085  $    146,158,351  $    139,213,016
                                    ================  ================  ================  ================

                                                                                   AMERICAN FUNDS
                                       AMERICAN FUNDS GLOBAL GROWTH          GLOBAL SMALL CAPITALIZATION
                                                SUB-ACCOUNT                          SUB-ACCOUNT
                                    -----------------------------------  ----------------------------------
                                           2013              2012              2013              2012
                                     ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...   $      (526,928)  $    (1,236,453)  $      (549,405)  $        (8,448)
   Net realized gains (losses)....          3,982,592           425,004         1,957,425         (334,212)
   Change in unrealized gains
     (losses) on investments......         65,109,148        43,480,973        25,083,432        13,744,703
                                     ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............         68,564,812        42,669,524        26,491,452        13,402,043
                                     ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         23,766,765        31,342,210        10,382,354        12,386,247
   Net transfers (including fixed
     account).....................        (8,540,368)       (1,972,607)       (3,851,967)         1,926,520
   Contract charges...............        (2,337,645)       (1,839,723)         (874,487)         (658,312)
   Transfers for contract benefits
     and terminations.............       (17,922,689)      (19,364,261)       (6,349,695)       (5,472,040)
                                     ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......        (5,033,937)         8,165,619         (693,795)         8,182,415
                                     ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............         63,530,875        50,835,143        25,797,657        21,584,458
NET ASSETS:
   Beginning of year..............        251,295,328       200,460,185        98,386,346        76,801,888
                                     ----------------  ----------------  ----------------  ----------------
   End of year....................   $    314,826,203  $    251,295,328  $    124,184,003  $     98,386,346
                                     ================  ================  ================  ================


                                           AMERICAN FUNDS GROWTH          AMERICAN FUNDS GROWTH-INCOME
                                                SUB-ACCOUNT                        SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $    (4,016,566)  $    (4,250,325)  $      (469,223)  $        406,074
   Net realized gains (losses)....        16,990,100         1,880,290         6,900,940           800,760
   Change in unrealized gains
     (losses) on investments......       182,361,798        97,631,196        89,831,743        41,809,198
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............       195,335,332        95,261,161        96,263,460        43,016,032
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........        48,884,879        88,690,008        21,737,754        34,344,085
   Net transfers (including fixed
     account).....................      (28,227,693)      (11,631,864)      (13,953,890)       (9,765,377)
   Contract charges...............       (6,793,715)       (5,467,039)       (2,765,946)       (2,277,742)
   Transfers for contract benefits
     and terminations.............      (49,304,587)      (47,623,908)      (25,784,839)      (24,882,456)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......      (35,441,116)        23,967,197      (20,766,921)       (2,581,490)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............       159,894,216       119,228,358        75,496,539        40,434,542
NET ASSETS:
   Beginning of year..............       696,665,988       577,437,630       312,823,451       272,388,909
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $    856,560,204  $    696,665,988  $    388,319,990  $    312,823,451
                                    ================  ================  ================  ================


                                            DWS I INTERNATIONAL
                                                SUB-ACCOUNT
                                    -----------------------------------
                                           2013              2012
                                     ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...   $        689,035  $        135,664
   Net realized gains (losses)....          (490,812)         (950,927)
   Change in unrealized gains
     (losses) on investments......          2,799,643         3,633,463
                                     ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............          2,997,866         2,818,200
                                     ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........            653,441           815,123
   Net transfers (including fixed
     account).....................          (612,834)         (890,959)
   Contract charges...............            (1,860)           (2,073)
   Transfers for contract benefits
     and terminations.............        (1,377,035)       (1,466,360)
                                     ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......        (1,338,288)       (1,544,269)
                                     ----------------  ----------------
     Net increase (decrease)
       in net assets..............          1,659,578         1,273,931
NET ASSETS:
   Beginning of year..............         16,933,216        15,659,285
                                     ----------------  ----------------
   End of year....................   $     18,592,794  $     16,933,216
                                     ================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                         FEDERATED HIGH INCOME BOND               FEDERATED KAUFMAN
                                                 SUB-ACCOUNT                         SUB-ACCOUNT
                                     ----------------------------------  -----------------------------------
                                           2013              2012              2013               2012
                                     ----------------  ----------------  ----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $          1,375  $          2,033  $          (544)  $           (620)
   Net realized gains (losses).....                --             (596)             3,616              3,375
   Change in unrealized gains
     (losses) on investments.......               (4)             1,882             9,524              5,499
                                     ----------------  ----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations............             1,371             3,319            12,596              8,254
                                     ----------------  ----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........                --                --                --                 --
   Net transfers (including fixed
     account)......................                --                --                --                 --
   Contract charges................                --                --                --                 --
   Transfers for contract benefits
     and terminations..............             (113)           (8,983)           (1,113)           (33,284)
                                     ----------------  ----------------  ----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......             (113)           (8,983)           (1,113)           (33,284)
                                     ----------------  ----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets..............             1,258           (5,664)            11,483           (25,030)
NET ASSETS:
   Beginning of year...............            24,908            30,572            33,424             58,454
                                     ----------------  ----------------  ----------------  -----------------
   End of year.....................  $         26,166  $         24,908  $         44,907  $          33,424
                                     ================  ================  ================  =================

                                         FIDELITY VIP ASSET MANAGER             FIDELITY VIP CONTRAFUND
                                                 SUB-ACCOUNT                          SUB-ACCOUNT
                                     -----------------------------------  -----------------------------------
                                           2013               2012              2013               2012
                                     ----------------  -----------------  ----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $        166,950  $         116,307  $    (1,697,392)  $         (6,154)
   Net realized gains (losses).....           806,245            304,655        11,601,258          2,083,421
   Change in unrealized gains
     (losses) on investments.......        10,480,801          8,735,876       130,225,189         56,443,738
                                     ----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations............        11,453,996          9,156,838       140,129,055         58,521,005
                                     ----------------  -----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........         1,646,197          2,107,703        46,614,319         63,383,760
   Net transfers (including fixed
     account)......................       (2,338,518)        (3,535,616)       (6,126,568)        (8,285,062)
   Contract charges................          (12,381)           (13,367)       (2,923,183)        (2,022,747)
   Transfers for contract benefits
     and terminations..............       (8,115,163)        (9,146,543)      (36,834,423)       (29,010,195)
                                     ----------------  -----------------  ----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......       (8,819,865)       (10,587,823)           730,145         24,065,756
                                     ----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets..............         2,634,131        (1,430,985)       140,859,200         82,586,761
NET ASSETS:
   Beginning of year...............        85,640,352         87,071,337       471,113,726        388,526,965
                                     ----------------  -----------------  ----------------  -----------------
   End of year.....................  $     88,274,483  $      85,640,352  $    611,972,926  $     471,113,726
                                     ================  =================  ================  =================

                                         FIDELITY VIP EQUITY-INCOME          FIDELITY VIP FUNDSMANAGER 50%
                                                 SUB-ACCOUNT                          SUB-ACCOUNT
                                     -----------------------------------  -----------------------------------
                                           2013               2012              2013             2012 (a)
                                     ----------------  -----------------  ----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $         58,439  $          88,287  $    (5,248,600)  $       3,619,602
   Net realized gains (losses).....           367,626            240,155        10,771,735          1,127,805
   Change in unrealized gains
     (losses) on investments.......           916,971            493,771       141,257,707          (985,620)
                                     ----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations............         1,343,036            822,213       146,780,842          3,761,787
                                     ----------------  -----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........            24,011             21,089                --            381,250
   Net transfers (including fixed
     account)......................          (72,869)          (148,657)     1,474,414,428        440,849,283
   Contract charges................                --                 --                --                 --
   Transfers for contract benefits
     and terminations..............         (862,819)          (661,322)      (31,224,567)        (1,169,235)
                                     ----------------  -----------------  ----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......         (911,677)          (788,890)     1,443,189,861        440,061,298
                                     ----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets..............           431,359             33,323     1,589,970,703        443,823,085
NET ASSETS:
   Beginning of year...............         5,523,241          5,489,918       443,823,085                 --
                                     ----------------  -----------------  ----------------  -----------------
   End of year.....................  $      5,954,600  $       5,523,241  $  2,033,793,788  $     443,823,085
                                     ================  =================  ================  =================

                                        FIDELITY VIP FUNDSMANAGER 60%
                                                 SUB-ACCOUNT
                                     ----------------------------------
                                           2013              2012
                                     ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $   (31,238,110)  $   (14,844,402)
   Net realized gains (losses).....       171,159,819        16,912,548
   Change in unrealized gains
     (losses) on investments.......       435,136,185       273,609,789
                                     ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations............       575,057,894       275,677,935
                                     ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........         5,496,546           660,878
   Net transfers (including fixed
     account)......................                --       846,845,524
   Contract charges................                --                --
   Transfers for contract benefits
     and terminations..............     (145,663,704)     (118,152,514)
                                     ----------------  ----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......     (140,167,158)       729,353,888
                                     ----------------  ----------------
     Net increase (decrease)
        in net assets..............       434,890,736     1,005,031,823
NET ASSETS:
   Beginning of year...............     3,596,633,088     2,591,601,265
                                     ----------------  ----------------
   End of year.....................  $  4,031,523,824  $  3,596,633,088
                                     ================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012



                                             FIDELITY VIP GROWTH                 FIDELITY VIP INDEX 500
                                                 SUB-ACCOUNT                           SUB-ACCOUNT
                                     ------------------------------------  -----------------------------------
                                           2013               2012               2013               2012
                                     -----------------  -----------------  -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     (1,579,739)  $     (1,080,859)  $         325,124  $        419,770
   Net realized gains (losses).....          4,112,179          1,666,126          2,857,955         1,679,198
   Change in unrealized gains
     (losses) on investments.......         41,938,391         16,522,108         14,178,938         6,239,811
                                     -----------------  -----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations............         44,470,831         17,107,375         17,362,017         8,338,779
                                     -----------------  -----------------  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          3,349,924          4,112,950                 --                --
   Net transfers (including fixed
     account)......................        (5,049,310)        (4,169,183)        (2,603,865)       (1,951,671)
   Contract charges................           (22,025)           (23,334)           (23,942)          (24,093)
   Transfers for contract benefits
     and terminations..............       (13,580,293)       (12,203,205)        (6,041,583)       (5,440,312)
                                     -----------------  -----------------  -----------------  ----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......       (15,301,704)       (12,282,772)        (8,669,390)       (7,416,076)
                                     -----------------  -----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets..............         29,169,127          4,824,603          8,692,627           922,703
NET ASSETS:
   Beginning of year...............        136,799,312        131,974,709         60,984,620        60,061,917
                                     -----------------  -----------------  -----------------  ----------------
   End of year.....................  $     165,968,439  $     136,799,312  $      69,677,247  $     60,984,620
                                     =================  =================  =================  ================


                                            FIDELITY VIP MID CAP                 FIDELITY VIP MONEY MARKET
                                                 SUB-ACCOUNT                            SUB-ACCOUNT
                                     -----------------------------------  --------------------------------------
                                           2013               2012               2013                2012
                                     ----------------  -----------------  ------------------  ------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $    (4,216,245)  $     (2,734,101)   $     (1,597,325)   $     (1,393,275)
   Net realized gains (losses).....        56,577,725         26,034,787                  --                  --
   Change in unrealized gains
     (losses) on investments.......        61,592,202          9,833,446                  --                  --
                                     ----------------  -----------------  ------------------  ------------------
     Net increase (decrease)
        in net assets resulting
        from operations............       113,953,682         33,134,132         (1,597,325)         (1,393,275)
                                     ----------------  -----------------  ------------------  ------------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        45,946,288         64,821,528       1,482,045,626       1,295,167,554
   Net transfers (including fixed
     account)......................      (13,593,184)          8,880,545     (1,474,484,969)     (1,289,660,954)
   Contract charges................       (3,645,078)        (2,508,522)             (3,153)             (3,912)
   Transfers for contract benefits
     and terminations..............      (20,912,658)       (17,196,292)         (3,464,232)         (3,518,646)
                                     ----------------  -----------------  ------------------  ------------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......         7,795,368         53,997,259           4,093,272           1,984,042
                                     ----------------  -----------------  ------------------  ------------------
     Net increase (decrease)
        in net assets..............       121,749,050         87,131,391           2,495,947             590,767
NET ASSETS:
   Beginning of year...............       324,832,892        237,701,501          73,659,399          73,068,632
                                     ----------------  -----------------  ------------------  ------------------
   End of year.....................  $    446,581,942  $     324,832,892   $      76,155,346   $      73,659,399
                                     ================  =================  ==================  ==================


                                            FIDELITY VIP OVERSEAS          FTVIPT FRANKLIN INCOME SECURITIES
                                                 SUB-ACCOUNT                          SUB-ACCOUNT
                                     ----------------------------------  ------------------------------------
                                           2013              2012               2013               2012
                                     ----------------  ----------------  -----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $          5,035  $         35,712  $      13,802,960  $      11,781,681
   Net realized gains (losses).....            11,595          (91,435)            335,927          (143,328)
   Change in unrealized gains
     (losses) on investments.......         1,380,290           930,242         18,152,582         12,601,025
                                     ----------------  ----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations............         1,396,920           874,519         32,291,469         24,239,378
                                     ----------------  ----------------  -----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........            83,529            98,285         24,164,029         38,977,808
   Net transfers (including fixed
     account)......................         (260,389)           (2,174)         10,135,357          6,367,446
   Contract charges................              (46)              (60)        (2,217,562)        (1,667,113)
   Transfers for contract benefits
     and terminations..............         (535,530)         (393,725)       (19,716,164)       (21,364,327)
                                     ----------------  ----------------  -----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......         (712,436)         (297,674)         12,365,660         22,313,814
                                     ----------------  ----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets..............           684,484           576,845         44,657,129         46,553,192
NET ASSETS:
   Beginning of year...............         5,241,037         4,664,192        253,164,341        206,611,149
                                     ----------------  ----------------  -----------------  -----------------
   End of year.....................  $      5,925,521  $      5,241,037  $     297,821,470  $     253,164,341
                                     ================  ================  =================  =================

                                               FTVIPT FRANKLIN
                                         SMALL CAP VALUE SECURITIES
                                                 SUB-ACCOUNT
                                     ----------------------------------
                                           2013              2012
                                     ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       (24,107)  $      (382,615)
   Net realized gains (losses).....         3,335,986            82,294
   Change in unrealized gains
     (losses) on investments.......        28,858,586        11,355,727
                                     ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations............        32,170,465        11,055,406
                                     ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        18,861,799        26,752,367
   Net transfers (including fixed
     account)......................       (3,726,532)           831,747
   Contract charges................       (1,067,656)         (582,013)
   Transfers for contract benefits
     and terminations..............       (4,485,166)       (2,467,131)
                                     ----------------  ----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......         9,582,445        24,534,970
                                     ----------------  ----------------
     Net increase (decrease)
        in net assets..............        41,752,910        35,590,376
NET ASSETS:
   Beginning of year...............        86,296,073        50,705,697
                                     ----------------  ----------------
   End of year.....................  $    128,048,983  $     86,296,073
                                     ================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                                          FTVIPT
                                         FTVIPT MUTUAL SHARES SECURITIES       TEMPLETON FOREIGN SECURITIES
                                                   SUB-ACCOUNT                          SUB-ACCOUNT
                                      ------------------------------------  ------------------------------------
                                             2013               2012              2013               2012
                                      -----------------  -----------------  -----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $       1,028,572  $         828,209  $         479,595  $         905,498
   Net realized gains (losses)......          1,531,390          (351,542)            527,295          (666,651)
   Change in unrealized gains
     (losses) on investments........         31,136,595         14,415,530         14,782,128         11,238,272
                                      -----------------  -----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations.............         33,696,557         14,892,197         15,789,018         11,477,119
                                      -----------------  -----------------  -----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........          7,934,359         13,759,082          1,244,169          6,029,850
   Net transfers (including fixed
     account).......................        (3,863,825)        (3,146,458)        (3,114,726)            396,235
   Contract charges.................        (1,093,363)          (879,739)          (910,114)          (813,888)
   Transfers for contract benefits
     and terminations...............       (10,375,719)       (13,377,390)        (6,075,431)        (5,310,132)
                                      -----------------  -----------------  -----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions.......        (7,398,548)        (3,644,505)        (8,856,102)            302,065
                                      -----------------  -----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets...............         26,298,009         11,247,692          6,932,916         11,779,184
NET ASSETS:
   Beginning of year................        129,780,562        118,532,870         80,788,377         69,009,193
                                      -----------------  -----------------  -----------------  -----------------
   End of year......................  $     156,078,571  $     129,780,562  $      87,721,293  $      80,788,377
                                      =================  =================  =================  =================

                                                    FTVIPT
                                       TEMPLETON GLOBAL BOND SECURITIES        INVESCO V.I. AMERICAN FRANCHISE
                                                  SUB-ACCOUNT                            SUB-ACCOUNT
                                      ------------------------------------  ------------------------------------
                                            2013               2012                2013               2012
                                      -----------------  -----------------  -----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $       8,251,988  $       9,308,296  $         (1,401)  $         (1,969)
   Net realized gains (losses)......          2,892,611            305,792              4,184              4,261
   Change in unrealized gains
     (losses) on investments........       (10,624,497)         12,966,460             44,589              5,620
                                      -----------------  -----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations.............            520,102         22,580,548             47,372              7,912
                                      -----------------  -----------------  -----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........         31,796,531         55,695,235                 --                  3
   Net transfers (including fixed
     account).......................         20,195,269          8,138,828            (8,489)             88,752
   Contract charges.................        (2,382,478)        (1,598,059)                 --                 --
   Transfers for contract benefits
     and terminations...............       (12,509,439)        (7,739,164)           (25,032)           (36,838)
                                      -----------------  -----------------  -----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions.......         37,099,883         54,496,840           (33,521)             51,917
                                      -----------------  -----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets...............         37,619,985         77,077,388             13,851             59,829
NET ASSETS:
   Beginning of year................        217,063,429        139,986,041            149,862             90,033
                                      -----------------  -----------------  -----------------  -----------------
   End of year......................  $     254,683,414  $     217,063,429  $         163,713  $         149,862
                                      =================  =================  =================  =================


                                           INVESCO V.I. AMERICAN VALUE            INVESCO V.I. CORE EQUITY
                                                   SUB-ACCOUNT                           SUB-ACCOUNT
                                      ------------------------------------  -------------------------------------
                                             2013               2012               2013               2012
                                      -----------------  -----------------   -----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $       (653,068)  $       (396,721)   $            (90)  $         (1,291)
   Net realized gains (losses)......          1,362,452            295,908              11,977              9,182
   Change in unrealized gains
     (losses) on investments........         21,986,708          7,999,839              45,509             23,282
                                      -----------------  -----------------   -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations.............         22,696,092          7,899,026              57,396             31,173
                                      -----------------  -----------------   -----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........         11,493,142         15,070,411                  --                 --
   Net transfers (including fixed
     account).......................          (396,972)          (474,558)            (15,058)           (21,186)
   Contract charges.................          (814,387)          (538,047)                  --                 --
   Transfers for contract benefits
     and terminations...............        (4,366,942)        (2,285,953)            (33,651)           (45,739)
                                      -----------------  -----------------   -----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions.......          5,914,841         11,771,853            (48,709)           (66,925)
                                      -----------------  -----------------   -----------------  -----------------
     Net increase (decrease)
        in net assets...............         28,610,933         19,670,879               8,687           (35,752)
NET ASSETS:
   Beginning of year................         66,684,996         47,014,117             241,009            276,761
                                      -----------------  -----------------   -----------------  -----------------
   End of year......................  $      95,295,929  $      66,684,996   $         249,696  $         241,009
                                      =================  =================   =================  =================


                                         INVESCO V.I. EQUITY AND INCOME
                                                   SUB-ACCOUNT
                                      ------------------------------------
                                             2013               2012
                                      -----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).....  $         960,409  $       2,132,881
   Net realized gains (losses)......          2,646,648            987,347
   Change in unrealized gains
     (losses) on investments........        115,194,853         43,230,491
                                      -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations.............        118,801,910         46,350,719
                                      -----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...........         67,597,697         83,668,907
   Net transfers (including fixed
     account).......................          8,022,603          (305,020)
   Contract charges.................        (4,836,300)        (3,578,432)
   Transfers for contract benefits
     and terminations...............       (37,208,806)       (43,547,842)
                                      -----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions.......         33,575,194         36,237,613
                                      -----------------  -----------------
     Net increase (decrease)
        in net assets...............        152,377,104         82,588,332
NET ASSETS:
   Beginning of year................        496,945,594        414,357,262
                                      -----------------  -----------------
   End of year......................  $     649,322,698  $     496,945,594
                                      =================  =================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012



                                       INVESCO V.I. GLOBAL REAL ESTATE      INVESCO V.I. GROWTH AND INCOME
                                                 SUB-ACCOUNT                          SUB-ACCOUNT
                                     -----------------------------------  -----------------------------------
                                           2013               2012              2013               2012
                                     -----------------  ----------------  ----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $         738,755  $      (159,936)  $      (188,424)  $        (39,401)
   Net realized gains (losses).....            251,182            14,912         5,964,860            215,131
   Change in unrealized gains
     (losses) on investments.......          (841,038)         4,220,926        81,951,879         27,777,291
                                     -----------------  ----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations............            148,899         4,075,902        87,728,315         27,953,021
                                     -----------------  ----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          6,235,134         6,088,001        41,201,557         55,614,326
   Net transfers (including fixed
     account)......................          1,699,930           615,737       (9,892,159)        (3,884,258)
   Contract charges................          (265,363)         (166,631)       (3,013,438)        (2,064,540)
   Transfers for contract benefits
     and terminations..............        (1,127,854)         (777,696)      (18,283,675)       (15,726,767)
                                     -----------------  ----------------  ----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......          6,541,847         5,759,411        10,012,285         33,938,761
                                     -----------------  ----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets..............          6,690,746         9,835,313        97,740,600         61,891,782
NET ASSETS:
   Beginning of year...............         23,302,577        13,467,264       268,230,013        206,338,231
                                     -----------------  ----------------  ----------------  -----------------
   End of year.....................  $      29,993,323  $     23,302,577  $    365,970,613  $     268,230,013
                                     =================  ================  ================  =================


                                       INVESCO V.I. INTERNATIONAL GROWTH       JANUS ASPEN GLOBAL RESEARCH
                                                  SUB-ACCOUNT                          SUB-ACCOUNT
                                     ------------------------------------  ------------------------------------
                                            2013               2012              2013               2012
                                     -----------------  -----------------  -----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       (636,105)  $          51,882  $              21  $               1
   Net realized gains (losses).....          1,305,822             76,597                120                  9
   Change in unrealized gains
     (losses) on investments.......         40,017,340         24,064,007              1,329                896
                                     -----------------  -----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations............         40,687,057         24,192,486              1,470                906
                                     -----------------  -----------------  -----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........         29,193,980         45,143,565                 --                 --
   Net transfers (including fixed
     account)......................          6,799,837          6,206,236                 --                 --
   Contract charges................        (2,450,016)        (1,751,462)                 --                 --
   Transfers for contract benefits
     and terminations..............       (12,015,352)        (8,106,175)              (375)                (3)
                                     -----------------  -----------------  -----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......         21,528,449         41,492,164              (375)                (3)
                                     -----------------  -----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets..............         62,215,506         65,684,650              1,095                903
NET ASSETS:
   Beginning of year...............        219,783,700        154,099,050              5,653              4,750
                                     -----------------  -----------------  -----------------  -----------------
   End of year.....................  $     281,999,206  $     219,783,700  $           6,748  $           5,653
                                     =================  =================  =================  =================

                                             LMPVET CLEARBRIDGE                   LMPVET CLEARBRIDGE
                                         VARIABLE AGGRESSIVE GROWTH             VARIABLE ALL CAP VALUE
                                                 SUB-ACCOUNT                          SUB-ACCOUNT
                                     ----------------------------------  ------------------------------------
                                           2013              2012               2013               2012
                                     ----------------  ----------------   ----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $    (2,728,091)  $    (1,863,351)   $       (34,365)  $         271,873
   Net realized gains (losses).....        17,861,500         9,957,799         10,192,766          (234,300)
   Change in unrealized gains
     (losses) on investments.......        71,695,365        19,162,336         20,675,928         12,653,901
                                     ----------------  ----------------   ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations............        86,828,774        27,256,784         30,834,329         12,691,474
                                     ----------------  ----------------   ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        26,964,170        26,101,454          7,542,551         10,482,501
   Net transfers (including fixed
     account)......................       (1,165,621)       (5,078,294)        (2,438,406)        (1,374,496)
   Contract charges................       (1,696,014)       (1,164,246)          (733,083)          (563,153)
   Transfers for contract benefits
     and terminations..............      (17,174,971)      (20,966,057)       (10,398,584)       (12,507,706)
                                     ----------------  ----------------   ----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......         6,927,564       (1,107,143)        (6,027,522)        (3,962,854)
                                     ----------------  ----------------   ----------------  -----------------
     Net increase (decrease)
        in net assets..............        93,756,338        26,149,641         24,806,807          8,728,620
NET ASSETS:
   Beginning of year...............       186,988,862       160,839,221        104,446,756         95,718,136
                                     ----------------  ----------------   ----------------  -----------------
   End of year.....................  $    280,745,200  $    186,988,862   $    129,253,563  $     104,446,756
                                     ================  ================   ================  =================

                                             LMPVET CLEARBRIDGE
                                            VARIABLE APPRECIATION
                                                 SUB-ACCOUNT
                                     -----------------------------------
                                           2013               2012
                                     ----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $      (340,789)  $         877,895
   Net realized gains (losses).....        13,852,622            276,468
   Change in unrealized gains
     (losses) on investments.......        72,638,328         32,185,472
                                     ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations............        86,150,161         33,339,835
                                     ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        47,967,753         57,982,645
   Net transfers (including fixed
     account)......................         4,628,653        (4,101,720)
   Contract charges................       (3,067,660)        (2,128,567)
   Transfers for contract benefits
     and terminations..............      (20,584,065)       (19,581,184)
                                     ----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......        28,944,681         32,171,174
                                     ----------------  -----------------
     Net increase (decrease)
        in net assets..............       115,094,842         65,511,009
NET ASSETS:
   Beginning of year...............       290,191,379        224,680,370
                                     ----------------  -----------------
   End of year.....................  $    405,286,221  $     290,191,379
                                     ================  =================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                           LMPVET CLEARBRIDGE                   LMPVET CLEARBRIDGE
                                         VARIABLE EQUITY INCOME              VARIABLE LARGE CAP GROWTH
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $        427,485  $      1,935,990  $       (58,170)  $       (51,981)
   Net realized gains (losses)....           646,901       (1,496,446)           745,423           481,453
   Change in unrealized gains
     (losses) on investments......        33,452,314        13,043,194           710,461           353,548
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............        34,526,700        13,482,738         1,397,714           783,020
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........        27,050,110        30,792,673               648             1,459
   Net transfers (including fixed
     account).....................         8,008,781         2,474,161          (33,103)         (256,108)
   Contract charges...............       (1,307,320)         (777,353)          (17,152)          (18,887)
   Transfers for contract benefits
     and terminations.............      (12,039,748)      (14,363,944)         (647,971)         (871,026)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......        21,711,823        18,125,537         (697,578)       (1,144,562)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............        56,238,523        31,608,275           700,136         (361,542)
NET ASSETS:
   Beginning of year..............       134,931,130       103,322,855         4,312,254         4,673,796
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $    191,169,653  $    134,931,130  $      5,012,390  $      4,312,254
                                    ================  ================  ================  ================

                                            LMPVET CLEARBRIDGE                  LMPVET CLEARBRIDGE
                                         VARIABLE LARGE CAP VALUE            VARIABLE SMALL CAP GROWTH
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    -----------------------------------  ----------------------------------
                                           2013              2012              2013              2012
                                    -----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $           1,148  $         27,751  $    (1,235,439)  $      (568,565)
   Net realized gains (losses)....            466,613            50,468         8,864,593         3,154,639
   Change in unrealized gains
     (losses) on investments......          1,056,824           510,271        24,881,277         5,466,771
                                    -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............          1,524,585           588,490        32,510,431         8,052,845
                                    -----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........            282,593           573,803        16,380,155        16,257,772
   Net transfers (including fixed
     account).....................            813,486           285,926         3,443,300         1,590,977
   Contract charges...............           (46,356)          (36,742)         (824,479)         (481,813)
   Transfers for contract benefits
     and terminations.............          (424,843)         (504,347)       (3,891,881)       (3,103,064)
                                    -----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......            624,880           318,640        15,107,095        14,263,872
                                    -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............          2,149,465           907,130        47,617,526        22,316,717
NET ASSETS:
   Beginning of year..............          4,743,489         3,836,359        64,881,494        42,564,777
                                    -----------------  ----------------  ----------------  ----------------
   End of year....................  $       6,892,954  $      4,743,489  $    112,499,020  $     64,881,494
                                    =================  ================  ================  ================

                                             LMPVET INVESTMENT                        LMPVET
                                     COUNSEL VARIABLE SOCIAL AWARENESS   VARIABLE LIFESTYLE ALLOCATION 50%
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    -----------------------------------  ----------------------------------
                                          2013              2012               2013              2012
                                    ----------------  -----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $        (2,213)  $         (2,313)  $        335,965  $        451,589
   Net realized gains (losses)....             8,209             18,868           294,643           110,528
   Change in unrealized gains
     (losses) on investments......            39,556             26,419         4,402,903         2,456,921
                                    ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............            45,552             42,974         5,033,511         3,019,038
                                    ----------------  -----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........                --                 --         6,821,630         6,963,572
   Net transfers (including fixed
     account).....................             9,338           (49,856)         3,040,842         1,186,938
   Contract charges...............             (130)              (173)         (323,071)         (208,041)
   Transfers for contract benefits
     and terminations.............          (51,803)          (204,989)       (3,091,539)       (2,607,174)
                                    ----------------  -----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......          (42,595)          (255,018)         6,447,862         5,335,295
                                    ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............             2,957          (212,044)        11,481,373         8,354,333
NET ASSETS:
   Beginning of year..............           289,329            501,373        32,620,028        24,265,695
                                    ----------------  -----------------  ----------------  ----------------
   End of year....................  $        292,286  $         289,329  $     44,101,401  $     32,620,028
                                    ================  =================  ================  ================

                                                  LMPVET
                                     VARIABLE LIFESTYLE ALLOCATION 70%
                                                SUB-ACCOUNT
                                    ----------------------------------
                                          2013              2012
                                    ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $        (5,215)  $         16,093
   Net realized gains (losses)....           164,204            48,643
   Change in unrealized gains
     (losses) on investments......           307,412           296,816
                                    ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............           466,401           361,552
                                    ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........               120             3,120
   Net transfers (including fixed
     account).....................           208,852          (27,315)
   Contract charges...............             (702)             (796)
   Transfers for contract benefits
     and terminations.............         (943,181)         (849,995)
                                    ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......         (734,911)         (874,986)
                                    ----------------  ----------------
     Net increase (decrease)
       in net assets..............         (268,510)         (513,434)
NET ASSETS:
   Beginning of year..............         2,573,509         3,086,943
                                    ----------------  ----------------
   End of year....................  $      2,304,999  $      2,573,509
                                    ================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                   LMPVET                       LMPVIT WESTERN ASSET
                                      VARIABLE LIFESTYLE ALLOCATION 85%    VARIABLE GLOBAL HIGH YIELD BOND
                                                 SUB-ACCOUNT                         SUB-ACCOUNT
                                     ----------------------------------  -----------------------------------
                                           2013              2012              2013               2012
                                     ----------------  ----------------  ----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $        265,832  $        362,338  $      4,754,059  $       5,165,628
   Net realized gains (losses).....         1,739,917           528,492            97,460           (68,307)
   Change in unrealized gains
     (losses) on investments.......        17,385,552         8,931,921         (303,455)          7,182,092
                                     ----------------  ----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations............        19,391,301         9,822,751         4,548,064         12,279,413
                                     ----------------  ----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........         3,896,642         8,807,329        12,043,147         15,538,183
   Net transfers (including fixed
     account)......................          (70,391)         (793,785)         6,173,096          4,005,384
   Contract charges................         (739,142)         (611,650)         (741,652)          (516,554)
   Transfers for contract benefits
     and terminations..............       (7,221,465)       (3,286,778)       (9,054,116)        (9,252,417)
                                     ----------------  ----------------  ----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......       (4,134,356)         4,115,116         8,420,475          9,774,596
                                     ----------------  ----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets..............        15,256,945        13,937,867        12,968,539         22,054,009
NET ASSETS:
   Beginning of year...............        79,817,339        65,879,472        91,771,912         69,717,903
                                     ----------------  ----------------  ----------------  -----------------
   End of year.....................  $     95,074,284  $     79,817,339  $    104,740,451  $      91,771,912
                                     ================  ================  ================  =================

                                                   MFS VIT                              MFS VIT
                                               INVESTORS TRUST                       NEW DISCOVERY
                                                 SUB-ACCOUNT                          SUB-ACCOUNT
                                     -----------------------------------  -----------------------------------
                                           2013               2012              2013               2012
                                     ----------------  -----------------  ----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $           (69)  $           (190)  $          (581)  $           (602)
   Net realized gains (losses).....               292              2,707             2,006              4,349
   Change in unrealized gains
     (losses) on investments.......             5,877              2,028            12,769              3,991
                                     ----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations............             6,100              4,545            14,194              7,738
                                     ----------------  -----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........                --                 --                --                 --
   Net transfers (including fixed
     account)......................                --                 --                --                 --
   Contract charges................                --                 --                --                 --
   Transfers for contract benefits
     and terminations..............             (637)           (18,051)           (9,835)            (7,451)
                                     ----------------  -----------------  ----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......             (637)           (18,051)           (9,835)            (7,451)
                                     ----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets..............             5,463           (13,506)             4,359                287
NET ASSETS:
   Beginning of year...............            20,488             33,994            41,661             41,374
                                     ----------------  -----------------  ----------------  -----------------
   End of year.....................  $         25,951  $          20,488  $         46,020  $          41,661
                                     ================  =================  ================  =================

                                                                                MIST ALLIANCEBERNSTEIN
                                              MFS VIT RESEARCH                 GLOBAL DYNAMIC ALLOCATION
                                                 SUB-ACCOUNT                          SUB-ACCOUNT
                                     -----------------------------------  -----------------------------------
                                           2013               2012              2013              2012
                                     ----------------  -----------------  ----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $          (610)  $           (299)  $    (4,610,871)  $    (31,735,651)
   Net realized gains (losses).....             1,133                603        73,047,817             68,339
   Change in unrealized gains
     (losses) on investments.......            14,560              6,684       213,779,983        215,787,760
                                     ----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations............            15,083              6,988       282,216,929        184,120,448
                                     ----------------  -----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........                --                 --       248,776,609        748,915,629
   Net transfers (including fixed
     account)......................                --                 --        93,377,580        331,990,410
   Contract charges................                --                 --      (43,781,572)       (28,058,490)
   Transfers for contract benefits
     and terminations..............           (1,403)            (1,975)      (90,758,771)       (52,503,657)
                                     ----------------  -----------------  ----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......           (1,403)            (1,975)       207,613,846      1,000,343,892
                                     ----------------  -----------------  ----------------  -----------------
     Net increase (decrease)
        in net assets..............            13,680              5,013       489,830,775      1,184,464,340
NET ASSETS:
   Beginning of year...............            50,155             45,142     2,823,843,417      1,639,379,077
                                     ----------------  -----------------  ----------------  -----------------
   End of year.....................  $         63,835  $          50,155  $  3,313,674,192  $   2,823,843,417
                                     ================  =================  ================  =================

                                                    MIST
                                     AMERICAN FUNDS BALANCED ALLOCATION
                                                 SUB-ACCOUNT
                                     ----------------------------------
                                           2013              2012
                                     ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $    (5,388,861)  $      4,444,113
   Net realized gains (losses).....       250,625,904        60,128,154
   Change in unrealized gains
     (losses) on investments.......       260,897,780       273,656,262
                                     ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations............       506,134,823       338,228,529
                                     ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        29,549,572        83,164,894
   Net transfers (including fixed
     account)......................       (8,307,267)      (60,456,373)
   Contract charges................      (37,993,157)      (37,328,286)
   Transfers for contract benefits
     and terminations..............     (165,057,262)     (132,325,623)
                                     ----------------  ----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......     (181,808,114)     (146,945,388)
                                     ----------------  ----------------
     Net increase (decrease)
        in net assets..............       324,326,709       191,283,141
NET ASSETS:
   Beginning of year...............     3,106,060,329     2,914,777,188
                                     ----------------  ----------------
   End of year.....................  $  3,430,387,038  $  3,106,060,329
                                     ================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                   MIST                                MIST
                                     AMERICAN FUNDS GROWTH ALLOCATION          AMERICAN FUNDS GROWTH
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $    (9,394,519)  $    (5,413,271)  $    (6,517,995)  $    (6,868,206)
   Net realized gains (losses)....       121,285,044        26,669,090        55,767,296        20,415,943
   Change in unrealized gains
     (losses) on investments......       233,109,626       175,144,743        96,031,643        67,309,082
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............       345,000,151       196,400,562       145,280,944        80,856,819
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........        19,707,302        52,400,148        14,629,823        17,133,976
   Net transfers (including fixed
     account).....................        66,168,229      (72,570,860)      (37,937,636)      (78,467,843)
   Contract charges...............      (16,411,723)      (15,855,986)       (6,691,159)       (6,678,966)
   Transfers for contract benefits
     and terminations.............      (82,807,176)      (62,098,994)      (28,561,135)      (20,470,993)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......      (13,343,368)      (98,125,692)      (58,560,107)      (88,483,826)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............       331,656,783        98,274,870        86,720,837       (7,627,007)
NET ASSETS:
   Beginning of year..............     1,496,665,592     1,398,390,722       545,665,799       553,292,806
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $  1,828,322,375  $  1,496,665,592  $    632,386,636  $    545,665,799
                                    ================  ================  ================  ================

                                                   MIST                                MIST
                                    AMERICAN FUNDS MODERATE ALLOCATION       AQR GLOBAL RISK BALANCED
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  -----------------------------------
                                           2013            2012                2013              2012
                                     ---------------  ---------------    ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...   $     2,016,609  $     8,663,944    $     24,454,360  $   (29,485,494)
   Net realized gains (losses)....       119,968,172       39,154,321         131,410,280        13,924,436
   Change in unrealized gains
     (losses) on investments......        74,888,275      103,394,103       (347,099,092)       257,592,013
                                     ---------------  ---------------    ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............       196,873,056      151,212,368       (191,234,452)       242,030,955
                                     ---------------  ---------------    ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........        17,989,884       43,856,551         299,929,057     1,010,258,029
   Net transfers (including fixed
     account).....................      (30,931,042)     (43,601,001)       (449,932,361)       701,135,494
   Contract charges...............      (21,278,076)     (21,439,772)        (50,307,360)      (34,472,373)
   Transfers for contract benefits
     and terminations.............     (100,612,790)     (79,167,097)       (113,288,370)      (63,766,725)
                                     ---------------  ---------------    ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......     (134,832,024)    (100,351,319)       (313,599,034)     1,613,154,425
                                     ---------------  ---------------    ----------------  ----------------
     Net increase (decrease)
       in net assets..............        62,041,032       50,861,049       (504,833,486)     1,855,185,380
NET ASSETS:
   Beginning of year..............     1,734,325,945    1,683,464,896       3,753,309,463     1,898,124,083
                                     ---------------  ---------------    ----------------  ----------------
   End of year....................   $ 1,796,366,977  $ 1,734,325,945    $  3,248,475,977  $  3,753,309,463
                                     ===============  ===============    ================  ================

                                                    MIST                                 MIST
                                    BLACKROCK GLOBAL TACTICAL STRATEGIES         BLACKROCK HIGH YIELD
                                                 SUB-ACCOUNT                          SUB-ACCOUNT
                                    -------------------------------------  ----------------------------------
                                            2013              2012               2013              2012
                                      ----------------  ----------------   ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...    $    (3,617,558)  $   (58,135,263)   $     14,596,196  $     13,623,467
   Net realized gains (losses)....         133,255,577           130,203          9,642,339         5,023,228
   Change in unrealized gains
     (losses) on investments......         311,060,284       341,923,540        (4,631,091)        14,564,761
                                      ----------------  ----------------   ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............         440,698,303       283,918,480         19,607,444        33,211,456
                                      ----------------  ----------------   ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         411,567,881     1,312,263,362         13,943,237        20,947,935
   Net transfers (including fixed
     account).....................        (28,640,096)       557,379,957       (26,718,376)        17,699,162
   Contract charges...............        (73,176,143)      (48,022,451)        (2,612,849)       (2,591,456)
   Transfers for contract benefits
     and terminations.............       (149,396,119)      (91,426,698)       (16,046,952)      (13,914,636)
                                      ----------------  ----------------   ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......         160,355,523     1,730,194,170       (31,434,940)        22,141,005
                                      ----------------  ----------------   ----------------  ----------------
     Net increase (decrease)
       in net assets..............         601,053,826     2,014,112,650       (11,827,496)        55,352,461
NET ASSETS:
   Beginning of year..............       4,856,824,935     2,842,712,285        276,977,302       221,624,841
                                      ----------------  ----------------   ----------------  ----------------
   End of year....................    $  5,457,878,761  $  4,856,824,935   $    265,149,806  $    276,977,302
                                      ================  ================   ================  ================


                                       MIST BLACKROCK LARGE CAP CORE
                                                SUB-ACCOUNT
                                    ----------------------------------
                                          2013              2012
                                    ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $       (69,719)  $       (98,467)
   Net realized gains (losses)....           843,040           204,327
   Change in unrealized gains
     (losses) on investments......         3,552,916         1,366,663
                                    ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............         4,326,237         1,472,523
                                    ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........           654,278         2,809,895
   Net transfers (including fixed
     account).....................         (847,332)       (1,633,705)
   Contract charges...............         (180,167)         (169,775)
   Transfers for contract benefits
     and terminations.............       (1,522,513)         (889,640)
                                    ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......       (1,895,734)           116,775
                                    ----------------  ----------------
     Net increase (decrease)
       in net assets..............         2,430,503         1,589,298
NET ASSETS:
   Beginning of year..............        14,439,147        12,849,849
                                    ----------------  ----------------
   End of year....................  $     16,869,650  $     14,439,147
                                    ================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                                       MIST
                                     MIST CLARION GLOBAL REAL ESTATE     CLEARBRIDGE AGGRESSIVE GROWTH II
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                    ----------------------------------  -----------------------------------
                                          2013              2012              2013               2012
                                    ----------------  ----------------  -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      9,853,299  $        648,569  $     (1,006,117)  $    (1,256,766)
   Net realized gains (losses)....          (92,999)       (1,249,413)          5,873,060         1,264,699
   Change in unrealized gains
     (losses) on investments......       (6,455,197)        35,559,210         19,911,595        14,507,523
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............         3,305,103        34,958,366         24,778,538        14,515,456
                                    ----------------  ----------------  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         1,804,117         7,794,423          1,347,767         4,262,148
   Net transfers (including fixed
     account).....................        14,576,022       (2,227,782)        (5,985,835)        25,557,583
   Contract charges...............       (1,769,594)       (1,587,295)        (1,164,663)       (1,131,367)
   Transfers for contract benefits
     and terminations.............      (12,559,683)       (9,066,811)        (6,729,962)       (5,149,785)
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......         2,050,862       (5,087,465)       (12,532,693)        23,538,579
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
       in net assets..............         5,355,965        29,870,901         12,245,845        38,054,035
NET ASSETS:
   Beginning of year..............       177,317,957       147,447,056        106,823,115        68,769,080
                                    ----------------  ----------------  -----------------  ----------------
   End of year....................  $    182,673,922  $    177,317,957  $     119,068,960  $    106,823,115
                                    ================  ================  =================  ================

                                                  MIST                                 MIST
                                      CLEARBRIDGE AGGRESSIVE GROWTH         GOLDMAN SACHS MID CAP VALUE
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                    ----------------------------------  -----------------------------------
                                          2013              2012               2013              2012
                                    ----------------  ----------------  -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $    (5,039,430)  $    (4,519,479)  $     (1,173,155)  $    (1,395,190)
   Net realized gains (losses)....        11,473,473         4,996,289         12,013,375           565,819
   Change in unrealized gains
     (losses) on investments......       123,052,679        43,727,000         31,704,368        21,341,212
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............       129,486,722        44,203,810         42,544,588        20,511,841
                                    ----------------  ----------------  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         5,418,106         8,612,510          1,260,840         2,591,780
   Net transfers (including fixed
     account).....................        52,077,391       (6,817,243)            158,750       (5,769,122)
   Contract charges...............       (3,110,264)       (2,555,203)        (1,323,450)       (1,125,130)
   Transfers for contract benefits
     and terminations.............      (25,033,154)      (16,051,172)       (11,814,121)       (7,693,862)
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......        29,352,079      (16,811,108)       (11,717,981)      (11,996,334)
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
       in net assets..............       158,838,801        27,392,702         30,826,607         8,515,507
NET ASSETS:
   Beginning of year..............       292,871,764       265,479,062        139,211,779       130,696,272
                                    ----------------  ----------------  -----------------  ----------------
   End of year....................  $    451,710,565  $    292,871,764  $     170,038,386  $    139,211,779
                                    ================  ================  =================  ================

                                                   MIST                                 MIST
                                       HARRIS OAKMARK INTERNATIONAL       INVESCO BALANCED-RISK ALLOCATION
                                                SUB-ACCOUNT                          SUB-ACCOUNT
                                    -----------------------------------  -----------------------------------
                                          2013              2012                2013            2012 (b)
                                    ----------------  -----------------   ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      5,201,015  $          91,453   $   (12,158,692)  $    (1,415,511)
   Net realized gains (losses)....        11,702,177        (1,430,384)         10,077,015         6,907,824
   Change in unrealized gains
     (losses) on investments......       134,182,838        121,937,845          4,078,692        10,868,519
                                    ----------------  -----------------   ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............       151,086,030        120,598,914          1,997,015        16,360,832
                                    ----------------  -----------------   ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........        17,704,175         17,848,721        168,173,765       338,086,548
   Net transfers (including fixed
     account).....................        27,865,479       (30,313,737)         45,607,989       313,044,735
   Contract charges...............       (5,353,619)        (4,604,462)       (10,692,799)       (1,295,053)
   Transfers for contract benefits
     and terminations.............      (36,258,075)       (26,450,720)       (23,347,690)       (4,774,645)
                                    ----------------  -----------------   ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......         3,957,960       (43,520,198)        179,741,265       645,061,585
                                    ----------------  -----------------   ----------------  ----------------
     Net increase (decrease)
       in net assets..............       155,043,990         77,078,716        181,738,280       661,422,417
NET ASSETS:
   Beginning of year..............       538,939,254        461,860,538        661,422,417                --
                                    ----------------  -----------------   ----------------  ----------------
   End of year....................  $    693,983,244  $     538,939,254   $    843,160,697  $    661,422,417
                                    ================  =================   ================  ================

                                                   MIST
                                             INVESCO COMSTOCK
                                                SUB-ACCOUNT
                                    -----------------------------------
                                           2013              2012
                                    -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $     (1,674,772)  $      (729,855)
   Net realized gains (losses)....          9,703,108         5,346,575
   Change in unrealized gains
     (losses) on investments......        101,696,056        43,146,332
                                    -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............        109,724,392        47,763,052
                                    -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         20,478,377        22,458,903
   Net transfers (including fixed
     account).....................         11,030,539        19,211,409
   Contract charges...............        (3,417,107)       (2,706,893)
   Transfers for contract benefits
     and terminations.............       (23,713,080)      (23,731,077)
                                    -----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......          4,378,729        15,232,342
                                    -----------------  ----------------
     Net increase (decrease)
       in net assets..............        114,103,121        62,995,394
NET ASSETS:
   Beginning of year..............        329,458,802       266,463,408
                                    -----------------  ----------------
   End of year....................  $     443,561,923  $    329,458,802
                                    =================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012



                                        MIST INVESCO MID CAP VALUE         MIST INVESCO SMALL CAP GROWTH
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $    (1,314,553)  $    (1,633,191)  $    (3,674,573)  $    (3,709,725)
   Net realized gains (losses)....         7,722,920         2,663,619        24,585,422        18,783,431
   Change in unrealized gains
     (losses) on investments......        30,620,411        15,199,656        67,501,884        19,533,978
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............        37,028,778        16,230,084        88,412,733        34,607,684
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         2,155,363         6,093,408        10,016,335        15,838,800
   Net transfers (including fixed
     account).....................      (10,011,007)       (3,393,066)         1,587,973       (5,702,899)
   Contract charges...............       (1,678,656)       (1,548,008)       (2,269,655)       (1,966,440)
   Transfers for contract benefits
     and terminations.............       (7,603,595)       (6,237,615)      (19,026,821)      (14,981,160)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......      (17,137,895)       (5,085,281)       (9,692,168)       (6,811,699)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............        19,890,883        11,144,803        78,720,565        27,795,985
NET ASSETS:
   Beginning of year..............       138,149,492       127,004,689       240,468,780       212,672,795
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $    158,040,375  $    138,149,492  $    319,189,345  $    240,468,780
                                    ================  ================  ================  ================

                                                                                       MIST
                                          MIST JPMORGAN CORE BOND        JPMORGAN GLOBAL ACTIVE ALLOCATION
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  -----------------------------------
                                          2013              2012              2013            2012 (b)
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $    (4,238,910)  $      3,581,213  $    (6,934,561)  $      (253,669)
   Net realized gains (losses)....        24,886,829         5,226,825         2,430,024         1,691,655
   Change in unrealized gains
     (losses) on investments......      (36,171,178)         2,725,888        53,369,009         7,508,587
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............      (15,523,259)        11,533,926        48,864,472         8,946,573
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         2,386,585         8,908,512       122,948,435       187,365,819
   Net transfers (including fixed
     account).....................         1,463,200       (2,442,719)       313,227,408        88,135,164
   Contract charges...............       (3,775,856)       (4,085,255)       (6,988,131)         (274,498)
   Transfers for contract benefits
     and terminations.............      (19,173,185)      (16,768,257)      (13,774,602)       (1,600,923)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......      (19,099,256)      (14,387,719)       415,413,110       273,625,562
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............      (34,622,515)       (2,853,793)       464,277,582       282,572,135
NET ASSETS:
   Beginning of year..............       346,492,447       349,346,240       282,572,135                --
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $    311,869,932  $    346,492,447  $    746,849,717  $    282,572,135
                                    ================  ================  ================  ================

                                                   MIST
                                         JPMORGAN SMALL CAP VALUE        MIST LOOMIS SAYLES GLOBAL MARKETS
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013              2012              2013             2012
                                    ----------------  ----------------  ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      (280,527)  $      (218,746)  $      1,519,876  $     1,268,388
   Net realized gains (losses)....         1,241,336           283,760         5,872,725        2,390,289
   Change in unrealized gains
     (losses) on investments......         6,048,540         2,823,277        18,236,473       20,641,146
                                    ----------------  ----------------  ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations............         7,009,349         2,888,291        25,629,074       24,299,823
                                    ----------------  ----------------  ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........           370,757         2,194,628         2,604,900        5,861,547
   Net transfers (including fixed
     account).....................       (1,450,951)         (541,359)      (13,383,801)      (8,628,678)
   Contract charges...............         (290,764)         (250,601)       (1,759,667)      (1,759,286)
   Transfers for contract benefits
     and terminations.............       (1,786,801)       (1,500,264)      (10,275,135)      (7,011,203)
                                    ----------------  ----------------  ----------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......       (3,157,759)          (97,596)      (22,813,703)     (11,537,620)
                                    ----------------  ----------------  ----------------  ---------------
     Net increase (decrease)
       in net assets..............         3,851,590         2,790,695         2,815,371       12,762,203
NET ASSETS:
   Beginning of year..............        24,014,976        21,224,281       177,780,410      165,018,207
                                    ----------------  ----------------  ----------------  ---------------
   End of year....................  $     27,866,566  $     24,014,976  $    180,595,781  $   177,780,410
                                    ================  ================  ================  ===============


                                     MIST LORD ABBETT BOND DEBENTURE
                                               SUB-ACCOUNT
                                    ----------------------------------
                                          2013              2012
                                    ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $     12,964,602  $     14,699,205
   Net realized gains (losses)....         4,166,635         1,754,535
   Change in unrealized gains
     (losses) on investments......       (1,363,498)        11,202,166
                                    ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............        15,767,739        27,655,906
                                    ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         2,945,951         4,758,094
   Net transfers (including fixed
     account).....................         3,690,479         2,066,753
   Contract charges...............       (1,551,965)       (1,668,326)
   Transfers for contract benefits
     and terminations.............      (27,568,008)      (21,909,684)
                                    ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......      (22,483,543)      (16,753,163)
                                    ----------------  ----------------
     Net increase (decrease)
       in net assets..............       (6,715,804)        10,902,743
NET ASSETS:
   Beginning of year..............       266,010,291       255,107,548
                                    ----------------  ----------------
   End of year....................  $    259,294,487  $    266,010,291
                                    ================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                                    MIST MET/FRANKLIN
                                     MIST MET/EATON VANCE FLOATING RATE         LOW DURATION TOTAL RETURN
                                                 SUB-ACCOUNT                           SUB-ACCOUNT
                                     ------------------------------------  -----------------------------------
                                           2013               2012               2013               2012
                                     -----------------  ----------------   -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       1,167,863  $        893,371   $       (409,213)  $        118,242
   Net realized gains (losses).....            371,454           215,912              31,429            24,752
   Change in unrealized gains
     (losses) on investments.......          (202,111)         1,524,996             351,282           737,426
                                     -----------------  ----------------   -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations............          1,337,206         2,634,279            (26,502)           880,420
                                     -----------------  ----------------   -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          1,243,464         3,005,201           2,247,876         2,001,148
   Net transfers (including fixed
     account)......................         31,075,652         7,696,712         100,397,861        15,509,501
   Contract charges................          (606,811)         (455,891)           (860,351)         (372,941)
   Transfers for contract benefits
     and terminations..............        (4,130,678)       (2,380,066)         (5,061,682)       (2,070,016)
                                     -----------------  ----------------   -----------------  ----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......         27,581,627         7,865,956          96,723,704        15,067,692
                                     -----------------  ----------------   -----------------  ----------------
     Net increase (decrease)
        in net assets..............         28,918,833        10,500,235          96,697,202        15,948,112
NET ASSETS:
   Beginning of year...............         54,197,004        43,696,769          43,609,944        27,661,832
                                     -----------------  ----------------   -----------------  ----------------
   End of year.....................  $      83,115,837  $     54,197,004   $     140,307,146  $     43,609,944
                                     =================  ================   =================  ================

                                                    MIST
                                      MET/TEMPLETON INTERNATIONAL BOND     MIST METLIFE AGGRESSIVE STRATEGY
                                                 SUB-ACCOUNT                          SUB-ACCOUNT
                                     -----------------------------------  -----------------------------------
                                            2013              2012               2013              2012
                                     -----------------  ----------------  -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $         276,907  $      4,814,452  $     (5,162,875)  $    (5,348,850)
   Net realized gains (losses).....             98,819         (394,426)          8,803,988       (2,155,955)
   Change in unrealized gains
     (losses) on investments.......          (752,953)         1,944,505        141,558,132        83,183,465
                                     -----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations............          (377,227)         6,364,531        145,199,245        75,678,660
                                     -----------------  ----------------  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........            293,635         1,816,115          6,117,615        14,730,577
   Net transfers (including fixed
     account)......................        (1,527,452)           274,897            344,230      (36,687,365)
   Contract charges................          (704,031)         (735,731)        (4,668,056)       (4,564,800)
   Transfers for contract benefits
     and terminations..............        (2,400,039)       (1,811,827)       (32,065,600)      (28,804,866)
                                     -----------------  ----------------  -----------------  ----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......        (4,337,887)         (456,546)       (30,271,811)      (55,326,454)
                                     -----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets..............        (4,715,114)         5,907,985        114,927,434        20,352,206
NET ASSETS:
   Beginning of year...............         57,001,253        51,093,268        545,044,070       524,691,864
                                     -----------------  ----------------  -----------------  ----------------
   End of year.....................  $      52,286,139  $     57,001,253  $     659,971,504  $    545,044,070
                                     =================  ================  =================  ================


                                         MIST METLIFE BALANCED PLUS         MIST METLIFE BALANCED STRATEGY
                                                 SUB-ACCOUNT                          SUB-ACCOUNT
                                     -----------------------------------  -----------------------------------
                                            2013              2012               2013              2012
                                     -----------------  ----------------  -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $    (12,169,666)  $   (51,515,645)  $      32,102,742  $     38,994,505
   Net realized gains (losses).....        109,386,034                --         83,827,637        19,597,212
   Change in unrealized gains
     (losses) on investments.......        560,925,735       424,121,430      1,085,370,764       737,960,714
                                     -----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations............        658,142,103       372,605,785      1,201,301,143       796,552,431
                                     -----------------  ----------------  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        512,612,376     1,251,910,858         64,210,282       148,711,444
   Net transfers (including fixed
     account)......................        934,128,079       686,159,234         24,844,873     (193,862,187)
   Contract charges................       (75,280,741)      (42,151,548)       (69,900,438)      (70,278,541)
   Transfers for contract benefits
     and terminations..............      (168,084,256)      (87,089,575)      (454,179,016)     (399,975,900)
                                     -----------------  ----------------  -----------------  ----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......      1,203,375,458     1,808,828,969      (435,024,299)     (515,405,184)
                                     -----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets..............      1,861,517,561     2,181,434,754        766,276,844       281,147,247
NET ASSETS:
   Beginning of year...............      4,593,209,415     2,411,774,661      7,045,806,333     6,764,659,086
                                     -----------------  ----------------  -----------------  ----------------
   End of year.....................  $   6,454,726,976  $  4,593,209,415  $   7,812,083,177  $  7,045,806,333
                                     =================  ================  =================  ================


                                       MIST METLIFE DEFENSIVE STRATEGY
                                                 SUB-ACCOUNT
                                     -----------------------------------
                                           2013               2012
                                     ----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $     31,247,477  $      27,979,016
   Net realized gains (losses).....       114,843,713         40,608,351
   Change in unrealized gains
     (losses) on investments.......         8,150,548        131,200,155
                                     ----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations............       154,241,738        199,787,522
                                     ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........        15,258,041         43,475,387
   Net transfers (including fixed
     account)......................     (342,355,184)         24,870,720
   Contract charges................      (21,496,345)       (22,681,295)
   Transfers for contract benefits
     and terminations..............     (165,714,842)      (141,326,271)
                                     ----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......     (514,308,330)       (95,661,459)
                                     ----------------  -----------------
     Net increase (decrease)
        in net assets..............     (360,066,592)        104,126,063
NET ASSETS:
   Beginning of year...............     2,332,865,728      2,228,739,665
                                     ----------------  -----------------
   End of year.....................  $  1,972,799,136  $   2,332,865,728
                                     ================  =================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012



                                       MIST METLIFE GROWTH STRATEGY      MIST METLIFE MODERATE STRATEGY
                                                SUB-ACCOUNT                        SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $   (12,655,471)  $      1,381,851  $     28,607,761  $     37,131,263
   Net realized gains (losses)....        48,996,687      (22,087,133)        60,925,288        22,204,509
   Change in unrealized gains
     (losses) on investments......     1,250,387,461       680,222,228       327,287,238       287,329,954
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............     1,286,728,677       659,516,946       416,820,287       346,665,726
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........        50,551,717       108,087,013        27,247,167        69,079,528
   Net transfers (including fixed
     account).....................       738,063,707     (246,783,276)      (46,175,969)      (27,530,545)
   Contract charges...............      (53,238,434)      (48,638,262)      (35,004,574)      (35,285,870)
   Transfers for contract benefits
     and terminations.............     (370,695,161)     (283,004,290)     (214,831,807)     (193,516,590)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......       364,681,829     (470,338,815)     (268,765,183)     (187,253,477)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............     1,651,410,506       189,178,131       148,055,104       159,412,249
NET ASSETS:
   Beginning of year..............     5,115,649,012     4,926,470,881     3,483,723,904     3,324,311,655
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $  6,767,059,518  $  5,115,649,012  $  3,631,779,008  $  3,483,723,904
                                    ================  ================  ================  ================

                                                  MIST
                                    METLIFE MULTI-INDEX TARGETED RISK   MIST MFS EMERGING MARKETS EQUITY
                                               SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013            2012 (c)            2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      (699,118)  $        (7,978)  $    (2,103,697)  $    (3,386,337)
   Net realized gains (losses)....         3,617,087                --         1,835,792         1,870,263
   Change in unrealized gains
     (losses) on investments......         7,257,662            89,193      (28,154,915)        66,406,442
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............        10,175,631            81,215      (28,422,820)        64,890,368
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........        48,451,797        10,581,513        18,621,868        37,141,675
   Net transfers (including fixed
     account).....................       142,884,678           585,564        44,696,703         (611,099)
   Contract charges...............         (796,188)                --       (4,647,330)       (4,426,432)
   Transfers for contract benefits
     and terminations.............       (2,006,845)             (313)      (22,864,787)      (17,976,417)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......       188,533,442        11,166,764        35,806,454        14,127,727
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............       198,709,073        11,247,979         7,383,634        79,018,095
NET ASSETS:
   Beginning of year..............        11,247,979                --       448,693,258       369,675,163
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $    209,957,052  $     11,247,979  $    456,076,892  $    448,693,258
                                    ================  ================  ================  ================

                                                                                       MIST
                                      MIST MFS RESEARCH INTERNATIONAL      MORGAN STANLEY MID CAP GROWTH
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      3,181,971  $        858,851  $    (1,696,520)  $    (2,043,749)
   Net realized gains (losses)....           522,322       (3,635,460)         2,455,142           158,086
   Change in unrealized gains
     (losses) on investments......        47,772,611        44,865,003        64,718,433        10,495,708
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............        51,476,904        42,088,394        65,477,055         8,610,045
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         5,992,222        12,899,341        30,911,631        44,704,015
   Net transfers (including fixed
     account).....................      (11,184,676)       (5,504,513)       (5,530,092)        10,647,959
   Contract charges...............       (2,476,702)       (2,406,377)       (2,046,240)       (1,253,613)
   Transfers for contract benefits
     and terminations.............      (23,934,709)      (21,276,250)      (10,333,215)       (6,020,714)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......      (31,603,865)      (16,287,799)        13,002,084        48,077,647
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............        19,873,039        25,800,595        78,479,139        56,687,692
NET ASSETS:
   Beginning of year..............       311,615,422       285,814,827       166,100,095       109,412,403
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $    331,488,461  $    311,615,422  $    244,579,234  $    166,100,095
                                    ================  ================  ================  ================


                                     MIST OPPENHEIMER GLOBAL EQUITY
                                               SUB-ACCOUNT
                                    ----------------------------------
                                          2013              2012
                                    ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      (523,132)  $        (7,496)
   Net realized gains (losses)....           471,553            25,191
   Change in unrealized gains
     (losses) on investments......        11,622,690         1,707,146
                                    ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............        11,571,111         1,724,841
                                    ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........           974,476            93,332
   Net transfers (including fixed
     account).....................        59,782,304            42,419
   Contract charges...............         (334,651)          (47,022)
   Transfers for contract benefits
     and terminations.............       (3,578,136)       (1,160,102)
                                    ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......        56,843,993       (1,071,373)
                                    ----------------  ----------------
     Net increase (decrease)
       in net assets..............        68,415,104           653,468
NET ASSETS:
   Beginning of year..............         9,983,469         9,330,001
                                    ----------------  ----------------
   End of year....................  $     78,398,573  $      9,983,469
                                    ================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                MIST PIMCO
                                         INFLATION PROTECTED BOND             MIST PIMCO TOTAL RETURN
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  -----------------------------------
                                          2013              2012              2013               2012
                                    ----------------  ----------------  -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      5,656,555  $     14,248,598  $      57,226,440  $     34,066,251
   Net realized gains (losses)....        44,720,235        63,569,905         42,284,668         8,990,391
   Change in unrealized gains
     (losses) on investments......     (156,230,192)       (6,836,618)      (175,186,613)       116,050,383
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............     (105,853,402)        70,981,885       (75,675,505)       159,107,025
                                    ----------------  ----------------  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         7,816,286        37,089,098         23,558,528        78,337,791
   Net transfers (including fixed
     account).....................      (33,502,041)        43,921,625       (36,143,738)       (4,343,112)
   Contract charges...............       (9,760,980)      (10,805,997)       (21,824,762)      (22,953,383)
   Transfers for contract benefits
     and terminations.............      (58,283,070)      (56,743,134)      (130,498,036)     (116,536,293)
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......      (93,729,805)        13,461,592      (164,908,008)      (65,494,997)
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
       in net assets..............     (199,583,207)        84,443,477      (240,583,513)        93,612,028
NET ASSETS:
   Beginning of year..............     1,021,039,296       936,595,819      2,234,370,461     2,140,758,433
                                    ----------------  ----------------  -----------------  ----------------
   End of year....................  $    821,456,089  $  1,021,039,296  $   1,993,786,948  $  2,234,370,461
                                    ================  ================  =================  ================


                                             MIST PIONEER FUND             MIST PIONEER STRATEGIC INCOME
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  -----------------------------------
                                          2013              2012               2013              2012
                                    ----------------  ----------------  -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      4,682,697  $        111,876  $      30,105,308  $     23,818,738
   Net realized gains (losses)....         4,614,621           453,975          3,348,132         3,201,649
   Change in unrealized gains
     (losses) on investments......        61,555,660        15,646,585       (32,752,219)        39,967,597
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............        70,852,978        16,212,436            701,221        66,987,984
                                    ----------------  ----------------  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........        28,240,878        44,864,297         95,062,807       151,288,040
   Net transfers (including fixed
     account).....................       (4,702,128)         1,427,489         81,921,721        42,203,327
   Contract charges...............       (2,681,923)       (1,901,589)        (7,949,861)       (6,040,609)
   Transfers for contract benefits
     and terminations.............      (13,997,790)       (9,026,061)       (55,184,071)      (49,923,251)
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......         6,859,037        35,364,136        113,850,596       137,527,507
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
       in net assets..............        77,712,015        51,576,572        114,551,817       204,515,491
NET ASSETS:
   Beginning of year..............       220,043,655       168,467,083        804,777,040       600,261,549
                                    ----------------  ----------------  -----------------  ----------------
   End of year....................  $    297,755,670  $    220,043,655  $     919,328,857  $    804,777,040
                                    ================  ================  =================  ================

                                                                           MIST PYRAMIS
                                      MIST PYRAMIS GOVERNMENT INCOME       MANAGED RISK     MIST SCHRODERS GLOBAL MULTI-ASSET
                                                SUB-ACCOUNT                 SUB-ACCOUNT                SUB-ACCOUNT
                                    -----------------------------------  ----------------  ----------------------------------
                                          2013              2012             2013 (d)            2013            2012 (b)
                                    ----------------  -----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      1,187,173  $    (10,117,810)  $        251,733  $    (4,795,245)  $        500,116
   Net realized gains (losses)....         2,758,477          1,490,373         1,330,956         2,079,740         3,101,742
   Change in unrealized gains
     (losses) on investments......      (56,847,411)         18,800,148         1,889,489        31,029,531         3,115,131
                                    ----------------  -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............      (52,901,761)         10,172,711         3,472,178        28,314,026         6,716,989
                                    ----------------  -----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........        63,436,489        302,268,640        11,152,445        68,362,808       102,099,034
   Net transfers (including fixed
     account).....................     (213,162,045)        203,505,051        64,918,197       161,034,274        84,640,438
   Contract charges...............      (12,240,571)        (8,518,130)         (309,972)       (4,470,986)         (248,694)
   Transfers for contract benefits
     and terminations.............      (38,279,793)       (29,014,385)         (815,619)       (9,919,594)       (1,322,606)
                                    ----------------  -----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......     (200,245,920)        468,241,176        74,945,051       215,006,502       185,168,172
                                    ----------------  -----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............     (253,147,681)        478,413,887        78,417,229       243,320,528       191,885,161
NET ASSETS:
   Beginning of year..............       968,887,238        490,473,351                --       191,885,161                --
                                    ----------------  -----------------  ----------------  ----------------  ----------------
   End of year....................  $    715,739,557  $     968,887,238  $     78,417,229  $    435,205,689  $    191,885,161
                                    ================  =================  ================  ================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012



                                      MIST SSGA GROWTH AND INCOME ETF           MIST SSGA GROWTH ETF
                                                SUB-ACCOUNT                          SUB-ACCOUNT
                                    -----------------------------------  -----------------------------------
                                          2013              2012               2013               2012
                                    ----------------  ----------------   -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $     15,406,854  $     13,091,362   $       2,717,724  $      1,829,679
   Net realized gains (losses)....        56,799,502        42,136,114          25,386,819        23,356,452
   Change in unrealized gains
     (losses) on investments......        92,923,301        98,280,740          44,458,197        28,469,195
                                    ----------------  ----------------   -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............       165,129,657       153,508,216          72,562,740        53,655,326
                                    ----------------  ----------------   -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........        11,860,244        46,035,006           5,978,512        21,002,248
   Net transfers (including fixed
     account).....................      (37,705,533)         (195,586)           6,512,325      (12,945,274)
   Contract charges...............      (18,210,457)      (18,086,953)         (4,933,205)       (4,790,029)
   Transfers for contract benefits
     and terminations.............      (64,397,713)      (50,499,266)        (18,680,473)      (17,887,141)
                                    ----------------  ----------------   -----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......     (108,453,459)      (22,746,799)        (11,122,841)      (14,620,196)
                                    ----------------  ----------------   -----------------  ----------------
     Net increase (decrease)
       in net assets..............        56,676,198       130,761,417          61,439,899        39,035,130
NET ASSETS:
   Beginning of year..............     1,521,502,479     1,390,741,062         448,167,959       409,132,829
                                    ----------------  ----------------   -----------------  ----------------
   End of year....................  $  1,578,178,677  $  1,521,502,479   $     509,607,858  $    448,167,959
                                    ================  ================   =================  ================

                                                                                        MIST
                                    MIST T. ROWE PRICE LARGE CAP VALUE      T. ROWE PRICE MID CAP GROWTH
                                                SUB-ACCOUNT                          SUB-ACCOUNT
                                    -----------------------------------  -----------------------------------
                                          2013              2012                2013              2012
                                    ----------------  ----------------   -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $        274,524  $      (196,934)   $     (7,216,909)  $    (7,430,645)
   Net realized gains (losses)....        12,380,070       (4,291,658)          44,126,921        66,125,790
   Change in unrealized gains
     (losses) on investments......       154,938,541        84,038,159         116,792,789       (7,225,269)
                                    ----------------  ----------------   -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............       167,593,135        79,549,567         153,702,801        51,469,876
                                    ----------------  ----------------   -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         7,988,896        11,676,417           4,862,681        13,185,984
   Net transfers (including fixed
     account).....................         4,058,593      (16,072,648)        (21,028,467)       (5,883,360)
   Contract charges...............       (3,122,742)       (2,725,048)         (4,805,296)       (4,454,613)
   Transfers for contract benefits
     and terminations.............      (55,363,943)      (42,677,000)        (31,385,247)      (25,927,937)
                                    ----------------  ----------------   -----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......      (46,439,196)      (49,798,279)        (52,356,329)      (23,079,926)
                                    ----------------  ----------------   -----------------  ----------------
     Net increase (decrease)
       in net assets..............       121,153,939        29,751,288         101,346,472        28,389,950
NET ASSETS:
   Beginning of year..............       536,790,380       507,039,092         467,536,275       439,146,325
                                    ----------------  ----------------   -----------------  ----------------
   End of year....................  $    657,944,319  $    536,790,380   $     568,882,747  $    467,536,275
                                    ================  ================   =================  ================

                                                   MIST                                  MSF
                                       THIRD AVENUE SMALL CAP VALUE      BAILLIE GIFFORD INTERNATIONAL STOCK
                                                SUB-ACCOUNT                          SUB-ACCOUNT
                                    -----------------------------------  ------------------------------------
                                          2013              2012                2013              2012
                                    ----------------  -----------------   ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $    (1,972,508)  $     (4,874,313)   $    (3,165,848)  $       (13,133)
   Net realized gains (losses)....        14,422,998          4,677,378          1,385,436         (385,254)
   Change in unrealized gains
     (losses) on investments......        71,078,415         44,432,620         31,198,214           847,778
                                    ----------------  -----------------   ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............        83,528,905         44,235,685         29,417,802           449,391
                                    ----------------  -----------------   ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         2,497,715          6,340,050          1,422,162             3,449
   Net transfers (including fixed
     account).....................      (16,141,981)       (30,637,666)        282,688,482            78,870
   Contract charges...............       (2,257,569)        (2,277,977)        (2,205,156)             (851)
   Transfers for contract benefits
     and terminations.............      (24,465,425)       (20,652,202)       (10,455,850)         (748,795)
                                    ----------------  -----------------   ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......      (40,367,260)       (47,227,795)        271,449,638         (667,327)
                                    ----------------  -----------------   ----------------  ----------------
     Net increase (decrease)
       in net assets..............        43,161,645        (2,992,110)        300,867,440         (217,936)
NET ASSETS:
   Beginning of year..............       287,540,317        290,532,427          2,585,607         2,803,543
                                    ----------------  -----------------   ----------------  ----------------
   End of year....................  $    330,701,962  $     287,540,317   $    303,453,047  $      2,585,607
                                    ================  =================   ================  ================


                                     MSF BARCLAYS AGGREGATE BOND INDEX
                                                SUB-ACCOUNT
                                    -----------------------------------
                                           2013              2012
                                    -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $       2,684,004  $      2,743,171
   Net realized gains (losses)....          (145,067)           313,783
   Change in unrealized gains
     (losses) on investments......        (8,883,122)         (228,315)
                                    -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............        (6,344,185)         2,828,639
                                    -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         11,149,289         8,092,766
   Net transfers (including fixed
     account).....................         15,951,296        18,316,110
   Contract charges...............        (1,698,851)       (1,557,565)
   Transfers for contract benefits
     and terminations.............        (8,039,466)       (6,300,163)
                                    -----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......         17,362,268        18,551,148
                                    -----------------  ----------------
     Net increase (decrease)
       in net assets..............         11,018,083        21,379,787
NET ASSETS:
   Beginning of year..............        151,553,766       130,173,979
                                    -----------------  ----------------
   End of year....................  $     162,571,849  $    151,553,766
                                    =================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                                        MSF
                                         MSF BLACKROCK BOND INCOME        BLACKROCK CAPITAL APPRECIATION
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      1,256,228  $        421,147  $      (112,438)  $      (164,210)
   Net realized gains (losses)....         1,515,855           610,488           691,188           625,272
   Change in unrealized gains
     (losses) on investments......       (4,322,733)         1,764,307         3,229,055         1,002,738
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............       (1,550,650)         2,795,942         3,807,805         1,463,800
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         5,100,261         7,467,492         1,032,741         1,584,174
   Net transfers (including fixed
     account).....................         1,673,798         3,261,765          (69,939)       (1,606,379)
   Contract charges...............         (567,749)         (523,968)         (108,766)          (99,934)
   Transfers for contract benefits
     and terminations.............       (5,292,686)       (4,651,283)       (1,221,109)         (858,701)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......           913,624         5,554,006         (367,073)         (980,840)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............         (637,026)         8,349,948         3,440,732           482,960
NET ASSETS:
   Beginning of year..............        57,888,933        49,538,985        11,831,610        11,348,650
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $     57,251,907  $     57,888,933  $     15,272,342  $     11,831,610
                                    ================  ================  ================  ================


                                       MSF BLACKROCK LARGE CAP VALUE        MSF BLACKROCK MONEY MARKET
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $          1,769  $          7,990  $    (8,012,597)  $    (9,036,407)
   Net realized gains (losses)....           196,427           387,537                --                --
   Change in unrealized gains
     (losses) on investments......           706,190          (36,111)                --                --
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............           904,386           359,416       (8,012,597)       (9,036,407)
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........           170,505           199,805        35,808,232        73,504,419
   Net transfers (including fixed
     account).....................           180,009         (190,041)       (7,315,471)       (7,665,689)
   Contract charges...............             (147)             (160)       (5,349,795)       (5,431,164)
   Transfers for contract benefits
     and terminations.............         (439,359)         (282,152)     (122,897,380)     (115,886,270)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......          (88,992)         (272,548)      (99,754,414)      (55,478,704)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............           815,394            86,868     (107,767,011)      (64,515,111)
NET ASSETS:
   Beginning of year..............         2,977,532         2,890,664       569,109,901       633,625,012
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $      3,792,926  $      2,977,532  $    461,342,890  $    569,109,901
                                    ================  ================  ================  ================

                                                                          MSF FRONTIER
                                          MSF DAVIS VENTURE VALUE        MID CAP GROWTH           MSF JENNISON GROWTH
                                                SUB-ACCOUNT                SUB-ACCOUNT                SUB-ACCOUNT
                                    ----------------------------------  ----------------  ----------------------------------
                                          2013              2012            2013 (d)            2013              2012
                                    ----------------  ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $    (2,024,413)  $    (5,420,518)  $      (897,791)  $    (7,335,002)  $    (6,766,082)
   Net realized gains (losses)....        40,523,317        16,667,444         1,222,819        20,299,862        52,244,975
   Change in unrealized gains
     (losses) on investments......       130,538,788        50,920,457        14,503,587       145,943,839      (18,349,887)
                                    ----------------  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............       169,037,692        62,167,383        14,828,615       158,908,699        27,129,006
                                    ----------------  ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         5,918,436        14,661,575           339,204         3,447,603        10,762,342
   Net transfers (including fixed
     account).....................      (37,323,562)      (59,639,705)        73,026,037       (2,923,592)       213,225,860
   Contract charges...............       (4,862,149)       (5,059,157)         (461,156)       (3,962,178)       (3,408,013)
   Transfers for contract benefits
     and terminations.............      (46,536,304)      (38,956,468)       (4,081,537)      (38,611,159)      (27,116,459)
                                    ----------------  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......      (82,803,579)      (88,993,755)        68,822,548      (42,049,326)       193,463,730
                                    ----------------  ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............        86,234,113      (26,826,372)        83,651,163       116,859,373       220,592,736
NET ASSETS:
   Beginning of year..............       572,327,325       599,153,697                --       468,764,846       248,172,110
                                    ----------------  ----------------  ----------------  ----------------  ----------------
   End of year....................  $    658,561,438  $    572,327,325  $     83,651,163  $    585,624,219  $    468,764,846
                                    ================  ================  ================  ================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                                         MSF
                                     MSF LOOMIS SAYLES SMALL CAP CORE      LOOMIS SAYLES SMALL CAP GROWTH
                                                SUB-ACCOUNT                          SUB-ACCOUNT
                                    -----------------------------------  ----------------------------------
                                          2013              2012               2013            2012 (b)
                                    ----------------  -----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      (200,052)  $       (204,728)  $        (1,411)  $          (109)
   Net realized gains (losses)....         1,982,997            586,780            10,812                 1
   Change in unrealized gains
     (losses) on investments......         2,464,698            882,105            37,804             1,023
                                    ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations...........         4,247,643          1,264,157            47,205               915
                                    ----------------  -----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........           344,417          1,667,845            71,019            37,207
   Net transfers (including fixed
     account).....................       (1,074,960)          (236,709)            72,654             2,807
   Contract charges...............         (173,285)          (146,127)             (292)                --
   Transfers for contract benefits
     and terminations.............       (1,065,267)          (534,188)           (4,711)               (2)
                                    ----------------  -----------------  ----------------  ----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions.....       (1,969,095)            750,821           138,670            40,012
                                    ----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets.............         2,278,548          2,014,978           185,875            40,927
NET ASSETS:
   Beginning of year..............        12,332,225         10,317,247            40,927                --
                                    ----------------  -----------------  ----------------  ----------------
   End of year....................  $     14,610,773  $      12,332,225  $        226,802  $         40,927
                                    ================  =================  ================  ================

                                                                                MSF MET/DIMENSIONAL
                                      MSF MET/ARTISAN MID CAP VALUE         INTERNATIONAL SMALL COMPANY
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                    ----------------------------------  -----------------------------------
                                          2013              2012               2013              2012
                                    ----------------  ----------------  -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $    (2,081,656)  $    (1,777,619)  $          75,530  $        301,440
   Net realized gains (losses)....         2,704,503       (3,905,883)          2,053,871         3,990,436
   Change in unrealized gains
     (losses) on investments......        71,939,639        26,191,820         11,472,763         3,392,556
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations...........        72,562,486        20,508,318         13,602,164         7,684,432
                                    ----------------  ----------------  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         2,406,731         4,670,705            946,915         2,031,164
   Net transfers (including fixed
     account).....................        15,760,862       (4,614,193)          2,187,268       (1,495,504)
   Contract charges...............       (1,572,787)       (1,472,349)          (559,879)         (519,052)
   Transfers for contract benefits
     and terminations.............      (20,643,858)      (17,348,925)        (2,632,342)       (2,307,911)
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions.....       (4,049,052)      (18,764,762)           (58,038)       (2,291,303)
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
        in net assets.............        68,513,434         1,743,556         13,544,126         5,393,129
NET ASSETS:
   Beginning of year..............       217,257,576       215,514,020         52,618,293        47,225,164
                                    ----------------  ----------------  -----------------  ----------------
   End of year....................  $    285,771,010  $    217,257,576  $      66,162,419  $     52,618,293
                                    ================  ================  =================  ================

                                                                                      MSF METLIFE
                                    MSF METLIFE CONSERVATIVE ALLOCATION   CONSERVATIVE TO MODERATE ALLOCATION
                                                SUB-ACCOUNT                           SUB-ACCOUNT
                                    ------------------------------------  -----------------------------------
                                          2013               2012               2013              2012
                                    -----------------  ----------------   ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $         123,598  $        152,780   $         60,178  $         85,571
   Net realized gains (losses)....            324,295           493,943            205,663           122,762
   Change in unrealized gains
     (losses) on investments......          (227,599)            57,363            395,866           444,706
                                    -----------------  ----------------   ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations...........            220,294           704,086            661,707           653,039
                                    -----------------  ----------------   ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........                 --            26,093                 --             7,045
   Net transfers (including fixed
     account).....................          (726,171)         (539,314)            151,035           495,113
   Contract charges...............           (83,224)          (83,156)           (63,032)          (61,615)
   Transfers for contract benefits
     and terminations.............        (1,568,517)         (848,031)          (594,121)         (660,740)
                                    -----------------  ----------------   ----------------  ----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions.....        (2,377,912)       (1,444,408)          (506,118)         (220,197)
                                    -----------------  ----------------   ----------------  ----------------
     Net increase (decrease)
        in net assets.............        (2,157,618)         (740,322)            155,589           432,842
NET ASSETS:
   Beginning of year..............          9,655,026        10,395,348          7,576,787         7,143,945
                                    -----------------  ----------------   ----------------  ----------------
   End of year....................  $       7,497,408  $      9,655,026   $      7,732,376  $      7,576,787
                                    =================  ================   ================  ================


                                      MSF METLIFE MID CAP STOCK INDEX
                                                SUB-ACCOUNT
                                    -----------------------------------
                                          2013               2012
                                    -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $       (566,013)  $      (572,617)
   Net realized gains (losses)....          6,964,753         4,370,936
   Change in unrealized gains
     (losses) on investments......         23,599,476         8,138,980
                                    -----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations...........         29,998,216        11,937,299
                                    -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........          3,805,517         5,096,199
   Net transfers (including fixed
     account).....................          9,018,341       (1,239,620)
   Contract charges...............          (966,588)         (736,669)
   Transfers for contract benefits
     and terminations.............        (4,961,109)       (3,873,437)
                                    -----------------  ----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions.....          6,896,161         (753,527)
                                    -----------------  ----------------
     Net increase (decrease)
        in net assets.............         36,894,377        11,183,772
NET ASSETS:
   Beginning of year..............         88,989,701        77,805,929
                                    -----------------  ----------------
   End of year....................  $     125,884,078  $     88,989,701
                                    =================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                                    MSF METLIFE
                                      MSF METLIFE MODERATE ALLOCATION    MODERATE TO AGGRESSIVE ALLOCATION
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  -----------------------------------
                                          2013              2012              2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $        111,426  $        277,463  $      (147,761)  $         87,401
   Net realized gains (losses)....         1,018,931           338,723           927,158          (18,329)
   Change in unrealized gains
     (losses) on investments......         5,244,250         3,990,206        10,180,246         6,305,708
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............         6,374,607         4,606,392        10,959,643         6,374,780
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........           333,489           235,760           209,284           490,083
   Net transfers (including fixed
     account).....................           189,896       (2,028,081)       (1,014,032)         (857,665)
   Contract charges...............         (368,244)         (397,645)         (511,319)         (518,714)
   Transfers for contract benefits
     and terminations.............       (3,563,775)       (5,009,708)       (4,103,646)       (2,489,601)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......       (3,408,634)       (7,199,674)       (5,419,713)       (3,375,897)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............         2,965,973       (2,593,282)         5,539,930         2,998,883
NET ASSETS:
   Beginning of year..............        41,689,448        44,282,730        51,720,857        48,721,974
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $     44,655,421  $     41,689,448  $     57,260,787  $     51,720,857
                                    ================  ================  ================  ================


                                          MSF METLIFE STOCK INDEX              MSF MFS TOTAL RETURN
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $        126,616  $      (576,725)  $        297,490  $        424,862
   Net realized gains (losses)....        23,490,755        16,988,226           439,651         (156,072)
   Change in unrealized gains
     (losses) on investments......       106,939,595        36,899,374         5,520,960         3,058,830
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............       130,556,966        53,310,875         6,258,101         3,327,620
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         9,905,483        13,972,783         2,347,250         2,818,361
   Net transfers (including fixed
     account).....................        10,729,964        52,688,716         5,946,371         (315,421)
   Contract charges...............       (3,364,435)       (2,778,637)         (195,752)         (109,645)
   Transfers for contract benefits
     and terminations.............      (33,312,519)      (26,428,489)       (3,656,176)       (6,767,115)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......      (16,041,507)        37,454,373         4,441,693       (4,373,820)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............       114,515,459        90,765,248        10,699,794       (1,046,200)
NET ASSETS:
   Beginning of year..............       446,759,028       355,993,780        35,344,618        36,390,818
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $    561,274,487  $    446,759,028  $     46,044,412  $     35,344,618
                                    ================  ================  ================  ================


                                               MSF MFS VALUE                   MSF MSCI EAFE INDEX
                                                SUB-ACCOUNT                        SUB-ACCOUNT
                                    ---------------------------------  ----------------------------------
                                          2013             2012              2013              2012
                                    ----------------  ---------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $    (1,920,146)  $       114,295  $      1,388,628  $      1,054,723
   Net realized gains (losses)....         5,190,690        1,137,911         1,008,944         (680,643)
   Change in unrealized gains
     (losses) on investments......        43,048,658        5,105,739        15,456,919        11,210,227
                                    ----------------  ---------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............        46,319,202        6,357,945        17,854,491        11,584,307
                                    ----------------  ---------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         3,226,292        4,333,740         3,337,616         5,049,892
   Net transfers (including fixed
     account).....................       176,696,995      (2,214,337)        14,653,612         (493,052)
   Contract charges...............       (1,727,489)        (405,280)         (946,782)         (714,896)
   Transfers for contract benefits
     and terminations.............      (12,316,297)      (3,551,720)       (4,106,316)       (3,180,913)
                                    ----------------  ---------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......       165,879,501      (1,837,597)        12,938,130           661,031
                                    ----------------  ---------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............       212,198,703        4,520,348        30,792,621        12,245,338
NET ASSETS:
   Beginning of year..............        48,275,261       43,754,913        81,404,548        69,159,210
                                    ----------------  ---------------  ----------------  ----------------
   End of year....................  $    260,473,964  $    48,275,261  $    112,197,169  $     81,404,548
                                    ================  ===============  ================  ================


                                      MSF NEUBERGER BERMAN GENESIS
                                               SUB-ACCOUNT
                                    ----------------------------------
                                          2013              2012
                                    ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $    (1,702,008)  $      (124,305)
   Net realized gains (losses)....         2,307,614         (160,855)
   Change in unrealized gains
     (losses) on investments......        36,584,374         1,235,418
                                    ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............        37,189,980           950,258
                                    ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         1,534,745         1,660,390
   Net transfers (including fixed
     account).....................       130,824,603       (1,236,464)
   Contract charges...............         (883,958)          (14,681)
   Transfers for contract benefits
     and terminations.............       (8,216,818)         (827,588)
                                    ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......       123,258,572         (418,343)
                                    ----------------  ----------------
     Net increase (decrease)
       in net assets..............       160,448,552           531,915
NET ASSETS:
   Beginning of year..............        11,798,908        11,266,993
                                    ----------------  ----------------
   End of year....................  $    172,247,460  $     11,798,908
                                    ================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                                       MSF
                                          MSF RUSSELL 2000 INDEX         T. ROWE PRICE LARGE CAP GROWTH
                                                SUB-ACCOUNT                        SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      (279,727)  $      (489,405)  $    (1,361,307)  $       (26,562)
   Net realized gains (losses)....         2,980,519         3,012,181         1,274,164           134,449
   Change in unrealized gains
     (losses) on investments......        32,072,788         8,632,997        29,734,972           129,142
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............        34,773,580        11,155,773        29,647,829           237,029
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         3,036,517         4,246,140         1,216,598             3,080
   Net transfers (including fixed
     account).....................        17,108,088        16,541,440       125,845,085           255,979
   Contract charges...............         (979,907)         (752,572)         (670,738)             (569)
   Transfers for contract benefits
     and terminations.............       (4,618,795)       (3,521,274)       (5,610,315)         (459,528)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......        14,545,903        16,513,734       120,780,630         (201,038)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............        49,319,483        27,669,507       150,428,459            35,991
NET ASSETS:
   Beginning of year..............        91,750,975        64,081,468         1,501,612         1,465,621
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $    141,070,458  $     91,750,975  $    151,930,071  $      1,501,612
                                    ================  ================  ================  ================

                                                   MSF                                 MSF
                                     T. ROWE PRICE SMALL CAP GROWTH     VAN ECK GLOBAL NATURAL RESOURCES
                                               SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      (118,410)  $      (120,658)  $      (992,724)  $    (1,735,261)
   Net realized gains (losses)....         1,190,765         1,108,096       (2,668,683)         5,438,424
   Change in unrealized gains
     (losses) on investments......         2,047,671            44,932        13,797,608       (1,471,349)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............         3,120,026         1,032,370        10,136,201         2,231,814
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........           217,643           162,113           944,635         3,689,394
   Net transfers (including fixed
     account).....................            76,680         (200,702)      (11,189,728)         4,851,544
   Contract charges...............          (65,804)          (62,062)       (1,460,573)       (1,484,490)
   Transfers for contract benefits
     and terminations.............         (634,727)         (622,866)       (3,878,019)       (3,724,214)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......         (406,208)         (723,517)      (15,583,685)         3,332,234
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............         2,713,818           308,853       (5,447,484)         5,564,048
NET ASSETS:
   Beginning of year..............         7,808,995         7,500,142       111,896,983       106,332,935
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $     10,522,813  $      7,808,995  $    106,449,499  $    111,896,983
                                    ================  ================  ================  ================

                                                MSF WESTERN
                                     ASSET MANAGEMENT U.S. GOVERNMENT        NEUBERGER BERMAN GENESIS
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      1,546,993  $      1,122,805  $           (53)  $           (52)
   Net realized gains (losses)....            12,769           531,096               749               348
   Change in unrealized gains
     (losses) on investments......       (8,825,000)         2,934,349             2,197               363
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............       (7,265,238)         4,588,250             2,893               659
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........        17,581,036        39,776,656                --                --
   Net transfers (including fixed
     account).....................       (7,036,962)         8,514,246                --                --
   Contract charges...............       (3,057,823)       (2,890,949)                --                --
   Transfers for contract benefits
     and terminations.............      (21,660,910)      (22,207,896)               (3)               (1)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......      (14,174,659)        23,192,057               (3)               (1)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............      (21,439,897)        27,780,307             2,890               658
NET ASSETS:
   Beginning of year..............       313,310,285       285,529,978             8,101             7,443
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $    291,870,388  $    313,310,285  $         10,991  $          8,101
                                    ================  ================  ================  ================


                                        OPPENHEIMER VA CORE BOND
                                               SUB-ACCOUNT
                                    ----------------------------------
                                          2013              2012
                                    ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $            335  $            311
   Net realized gains (losses)....             (126)             (598)
   Change in unrealized gains
     (losses) on investments......             (342)             1,084
                                    ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............             (133)               797
                                    ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........                --                --
   Net transfers (including fixed
     account).....................                --                --
   Contract charges...............                --                --
   Transfers for contract benefits
     and terminations.............             (279)           (1,889)
                                    ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......             (279)           (1,889)
                                    ----------------  ----------------
     Net increase (decrease)
       in net assets..............             (412)           (1,092)
NET ASSETS:
   Beginning of year..............             9,058            10,150
                                    ----------------  ----------------
   End of year....................  $          8,646  $          9,058
                                    ================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                             OPPENHEIMER VA
                                         GLOBAL STRATEGIC INCOME            OPPENHEIMER VA MAIN STREET
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                    ----------------------------------  -----------------------------------
                                          2013              2012              2013               2012
                                    ----------------  ----------------  ----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $            164  $            199  $          (280)  $           (512)
   Net realized gains (losses)....                 8                54             1,403              4,748
   Change in unrealized gains
     (losses) on investments......             (240)               229            23,373             10,567
                                    ----------------  ----------------  ----------------  -----------------
     Net increase (decrease)
       in net assets resulting
       from operations............              (68)               482            24,496             14,803
                                    ----------------  ----------------  ----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........                --                --                --                 --
   Net transfers (including fixed
     account).....................                --                 5                --                 --
   Contract charges...............                --                --                --                 --
   Transfers for contract benefits
     and terminations.............               (2)                --           (4,120)           (38,440)
                                    ----------------  ----------------  ----------------  -----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......               (2)                 5           (4,120)           (38,440)
                                    ----------------  ----------------  ----------------  -----------------
     Net increase (decrease)
       in net assets..............              (70)               487            20,376           (23,637)
NET ASSETS:
   Beginning of year..............             4,562             4,075            83,663            107,300
                                    ----------------  ----------------  ----------------  -----------------
   End of year....................  $          4,492  $          4,562  $        104,039  $          83,663
                                    ================  ================  ================  =================

                                             OPPENHEIMER VA
                                          MAIN STREET SMALL CAP                OPPENHEIMER VA MONEY
                                               SUB-ACCOUNT                          SUB-ACCOUNT
                                    ----------------------------------  ----------------------------------
                                          2013              2012              2013              2012
                                    ----------------  ----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $      (725,297)  $      (928,472)  $          (102)  $        (1,590)
   Net realized gains (losses)....         6,330,488         1,063,609                --                --
   Change in unrealized gains
     (losses) on investments......        30,298,071        13,086,051                --                --
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............        35,903,262        13,221,188             (102)           (1,590)
                                    ----------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........         7,423,119         7,613,898                --                --
   Net transfers (including fixed
     account).....................       (9,338,929)       (1,388,199)                --                --
   Contract charges...............       (1,036,361)         (862,843)                --                --
   Transfers for contract benefits
     and terminations.............       (5,997,839)       (3,986,210)         (108,863)             (154)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......       (8,950,010)         1,376,646         (108,863)             (154)
                                    ----------------  ----------------  ----------------  ----------------
     Net increase (decrease)
       in net assets..............        26,953,252        14,597,834         (108,965)           (1,744)
NET ASSETS:
   Beginning of year..............        96,092,155        81,494,321           112,965           114,709
                                    ----------------  ----------------  ----------------  ----------------
   End of year....................  $    123,045,407  $     96,092,155  $          4,000  $        112,965
                                    ================  ================  ================  ================


                                       PIONEER VCT DISCIPLINED VALUE       PIONEER VCT EMERGING MARKETS
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                    ----------------------------------  -----------------------------------
                                          2013              2012               2013              2012
                                    ----------------  ----------------  -----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $          1,598  $       (11,306)  $         (4,954)  $       (11,558)
   Net realized gains (losses)....           284,647            39,918              (140)            25,278
   Change in unrealized gains
     (losses) on investments......           226,657           154,904           (21,981)            54,203
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............           512,902           183,516           (27,075)            67,923
                                    ----------------  ----------------  -----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........             2,355             3,689              1,280             3,564
   Net transfers (including fixed
     account).....................         (515,063)           (8,654)             14,296            97,437
   Contract charges...............          (26,379)          (24,154)            (8,404)           (8,283)
   Transfers for contract benefits
     and terminations.............         (107,501)          (53,735)           (49,534)          (75,321)
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......         (646,588)          (82,854)           (42,362)            17,397
                                    ----------------  ----------------  -----------------  ----------------
     Net increase (decrease)
       in net assets..............         (133,686)           100,662           (69,437)            85,320
NET ASSETS:
   Beginning of year..............         2,136,823         2,036,161            791,020           705,700
                                    ----------------  ----------------  -----------------  ----------------
   End of year....................  $      2,003,137  $      2,136,823  $         721,583  $        791,020
                                    ================  ================  =================  ================


                                         PIONEER VCT EQUITY INCOME
                                                SUB-ACCOUNT
                                    ----------------------------------
                                          2013              2012
                                    ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...  $          3,468  $         11,313
   Net realized gains (losses)....            17,885             4,300
   Change in unrealized gains
     (losses) on investments......           119,241            22,355
                                    ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations............           140,594            37,968
                                    ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.........             2,835             3,646
   Net transfers (including fixed
     account).....................          (47,268)           142,735
   Contract charges...............           (6,096)           (5,521)
   Transfers for contract benefits
     and terminations.............           (1,161)           (1,130)
                                    ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions......          (51,690)           139,730
                                    ----------------  ----------------
     Net increase (decrease)
       in net assets..............            88,904           177,698
NET ASSETS:
   Beginning of year..............           548,970           371,272
                                    ----------------  ----------------
   End of year....................  $        637,874  $        548,970
                                    ================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                 PIONEER VCT                           PIONEER VCT
                                         IBBOTSON GROWTH ALLOCATION           IBBOTSON MODERATE ALLOCATION
                                                 SUB-ACCOUNT                           SUB-ACCOUNT
                                     ------------------------------------  ----------------------------------
                                           2013               2012               2013              2012
                                     -----------------  -----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $          22,729  $          19,019  $        228,243  $        255,252
   Net realized gains (losses).....            774,226            369,421           856,488           292,055
   Change in unrealized gains
     (losses) on investments.......          2,367,042          1,375,293         2,920,605         2,023,933
                                     -----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations............          3,163,997          1,763,733         4,005,336         2,571,240
                                     -----------------  -----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........             85,890            641,966           148,361           195,281
   Net transfers (including fixed
     account)......................            268,913          (586,915)         (864,929)           603,458
   Contract charges................          (180,697)          (176,884)         (364,481)         (347,432)
   Transfers for contract benefits
     and terminations..............        (1,602,862)          (271,037)       (1,164,852)         (549,849)
                                     -----------------  -----------------  ----------------  ----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......        (1,428,756)          (392,870)       (2,245,901)          (98,542)
                                     -----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets..............          1,735,241          1,370,863         1,759,435         2,472,698
NET ASSETS:
   Beginning of year...............         19,107,227         17,736,364        28,441,628        25,968,930
                                     -----------------  -----------------  ----------------  ----------------
   End of year.....................  $      20,842,468  $      19,107,227  $     30,201,063  $     28,441,628
                                     =================  =================  ================  ================


                                           PIONEER VCT MID CAP VALUE         PIONEER VCT REAL ESTATE SHARES
                                                  SUB-ACCOUNT                          SUB-ACCOUNT
                                     ------------------------------------  ------------------------------------
                                            2013               2012               2013               2012
                                     -----------------  -----------------  -----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $       (422,216)  $       (308,091)  $           1,359  $           1,265
   Net realized gains (losses).....            856,609           (22,002)             18,057             26,262
   Change in unrealized gains
     (losses) on investments.......         16,961,029          4,990,668           (19,131)              8,731
                                     -----------------  -----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations............         17,395,422          4,660,575                285             36,258
                                     -----------------  -----------------  -----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........          5,065,892          7,895,929                895              1,012
   Net transfers (including fixed
     account)......................        (2,540,776)            302,978             17,963              3,518
   Contract charges................          (481,800)          (363,551)            (2,841)            (2,765)
   Transfers for contract benefits
     and terminations..............        (3,983,623)        (5,196,081)            (1,163)           (52,356)
                                     -----------------  -----------------  -----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......        (1,940,307)          2,639,275             14,854           (50,591)
                                     -----------------  -----------------  -----------------  -----------------
     Net increase (decrease)
        in net assets..............         15,455,115          7,299,850             15,139           (14,333)
NET ASSETS:
   Beginning of year...............         56,444,927         49,145,077            237,514            251,847
                                     -----------------  -----------------  -----------------  -----------------
   End of year.....................  $      71,900,042  $      56,444,927  $         252,653  $         237,514
                                     =================  =================  =================  =================


                                         T. ROWE PRICE GROWTH STOCK         T. ROWE PRICE INTERNATIONAL STOCK
                                                 SUB-ACCOUNT                           SUB-ACCOUNT
                                     ------------------------------------  ----------------------------------
                                           2013               2012               2013              2012
                                     -----------------  -----------------  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $        (60,820)  $        (47,423)  $            503  $          2,166
   Net realized gains (losses).....            357,589            237,825            10,324           (5,645)
   Change in unrealized gains
     (losses) on investments.......          2,047,793            849,311            71,247           113,047
                                     -----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations............          2,344,562          1,039,713            82,074           109,568
                                     -----------------  -----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........            219,130            218,037            21,103            27,542
   Net transfers (including fixed
     account)......................          (113,852)          (456,841)           (7,638)         (158,822)
   Contract charges................            (1,536)            (1,517)             (151)             (158)
   Transfers for contract benefits
     and terminations..............          (513,697)          (410,744)          (79,868)          (43,778)
                                     -----------------  -----------------  ----------------  ----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......          (409,955)          (651,065)          (66,554)         (175,216)
                                     -----------------  -----------------  ----------------  ----------------
     Net increase (decrease)
        in net assets..............          1,934,607            388,648            15,520          (65,648)
NET ASSETS:
   Beginning of year...............          6,404,585          6,015,937           639,881           705,529
                                     -----------------  -----------------  ----------------  ----------------
   End of year.....................  $       8,339,192  $       6,404,585  $        655,401  $        639,881
                                     =================  =================  ================  ================


                                         T. ROWE PRICE PRIME RESERVE
                                                 SUB-ACCOUNT
                                     ----------------------------------
                                           2013              2012
                                     ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)....  $        (6,339)  $        (7,879)
   Net realized gains (losses).....                --                --
   Change in unrealized gains
     (losses) on investments.......                --                --
                                     ----------------  ----------------
     Net increase (decrease)
        in net assets resulting
        from operations............           (6,339)           (7,879)
                                     ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners..........               208               301
   Net transfers (including fixed
     account)......................          (93,657)         (199,272)
   Contract charges................             (155)             (187)
   Transfers for contract benefits
     and terminations..............          (64,754)          (43,573)
                                     ----------------  ----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions......         (158,358)         (242,731)
                                     ----------------  ----------------
     Net increase (decrease)
        in net assets..............         (164,697)         (250,610)
NET ASSETS:
   Beginning of year...............           723,146           973,756
                                     ----------------  ----------------
   End of year.....................  $        558,449  $        723,146
                                     ================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
               FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012


                                                                                                        UIF U.S. REAL ESTATE
                                                                                                             SUB-ACCOUNT
                                                                                                ------------------------------------
                                                                                                       2013               2012
                                                                                                -----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)...............................................................  $       (322,967)  $       (505,482)
   Net realized gains (losses)................................................................           (34,211)          (531,267)
   Change in unrealized gains
     (losses) on investments..................................................................            392,749         11,927,777
                                                                                                -----------------  -----------------
     Net increase (decrease)
        in net assets resulting
        from operations.......................................................................             35,571         10,891,028
                                                                                                -----------------  -----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.....................................................................         11,431,975         13,220,555
   Net transfers (including fixed
     account).................................................................................          5,853,586            684,788
   Contract charges...........................................................................          (713,884)          (537,546)
   Transfers for contract benefits
     and terminations.........................................................................        (6,390,221)       (10,065,780)
                                                                                                -----------------  -----------------
     Net increase (decrease) in
        net assets resulting from
        contract transactions.................................................................         10,181,456          3,302,017
                                                                                                -----------------  -----------------
     Net increase (decrease)
        in net assets.........................................................................         10,217,027         14,193,045
NET ASSETS:
   Beginning of year..........................................................................         90,757,950         76,564,905
                                                                                                -----------------  -----------------
   End of year................................................................................  $     100,974,977  $      90,757,950
                                                                                                =================  =================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.


 The accompanying notes are an integral part of these financial statements.

            METLIFE INVESTORS USA SEPARATE ACCOUNT A
           OF METLIFE INVESTORS USA INSURANCE COMPANY
                NOTES TO THE FINANCIAL STATEMENTS



1.  ORGANIZATION


MetLife Investors USA Separate Account A (the "Separate Account"), a separate account of MetLife Investors USA Insurance Company (the "Company"), was established by the Company's Board of Directors on May 29, 1980 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is an indirect wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Delaware Department of Insurance.

In the second quarter of 2013, MetLife, Inc. announced its plans to merge into MetLife Insurance Company of Connecticut ("MICC"), as the surviving entity, two United States ("U.S.")-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company, which is expected to be renamed and domiciled in Delaware (the "Mergers"). The companies to be merged into MICC consist of the Company and MetLife Investors Insurance Company, each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

AIM Variable Insurance Funds (Invesco Variable             Met Investors Series Trust ("MIST")*
   Insurance Funds) ("Invesco V.I.")                       Metropolitan Series Fund ("MSF")*
American Funds Insurance Series ("American Funds")         MFS Variable Insurance Trust ("MFS VIT")
DWS Variable Series I ("DWS I")                            Neuberger Berman Equity Funds ("Neuberger Berman")
Federated Insurance Series ("Federated")                   Oppenheimer Variable Account Funds
Fidelity Variable Insurance Products ("Fidelity VIP")        ("Oppenheimer VA")
Franklin Templeton Variable Insurance Products Trust       Pioneer Variable Contracts Trust ("Pioneer VCT")
   ("FTVIPT")                                              T. Rowe Price Growth Stock Fund, Inc.
Janus Aspen Series ("Janus Aspen")                         T. Rowe Price International Funds, Inc.
Legg Mason Partners Variable Equity Trust                  T. Rowe Price Prime Reserve Fund, Inc.
   ("LMPVET")                                              The Alger Portfolios ("Alger")
Legg Mason Partners Variable Income Trust                  The Universal Institutional Funds, Inc. ("UIF")
   ("LMPVIT")

* See Note 5 for a discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2. LIST OF SUB-ACCOUNTS


Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the contract owner. The following Sub-Accounts had net assets as of December 31, 2013:

Alger Small Cap Growth Sub-Account                       LMPVET ClearBridge Variable Large Cap Value
American Funds Bond Sub-Account                             Sub-Account
American Funds Global Growth Sub-Account                 LMPVET ClearBridge Variable Small Cap Growth
American Funds Global Small Capitalization                  Sub-Account
   Sub-Account                                           LMPVET Investment Counsel Variable Social
American Funds Growth Sub-Account                           Awareness Sub-Account
American Funds Growth-Income Sub-Account                 LMPVET Variable Lifestyle Allocation 50%
DWS I International Sub-Account                             Sub-Account
Federated High Income Bond Sub-Account                   LMPVET Variable Lifestyle Allocation 70%
Federated Kaufman Sub-Account                               Sub-Account
Fidelity VIP Asset Manager Sub-Account                   LMPVET Variable Lifestyle Allocation 85%
Fidelity VIP Contrafund Sub-Account (a)                     Sub-Account
Fidelity VIP Equity-Income Sub-Account                   LMPVIT Western Asset Variable Global High Yield
Fidelity VIP FundsManager 50% Sub-Account                   Bond Sub-Account
Fidelity VIP FundsManager 60% Sub-Account                MFS VIT Investors Trust Sub-Account
Fidelity VIP Growth Sub-Account                          MFS VIT New Discovery Sub-Account
Fidelity VIP Index 500 Sub-Account                       MFS VIT Research Sub-Account
Fidelity VIP Mid Cap Sub-Account                         MIST AllianceBernstein Global Dynamic Allocation
Fidelity VIP Money Market Sub-Account (a)                   Sub-Account
Fidelity VIP Overseas Sub-Account                        MIST American Funds Balanced Allocation
FTVIPT Franklin Income Securities Sub-Account               Sub-Account
FTVIPT Franklin Small Cap Value Securities               MIST American Funds Growth Allocation
   Sub-Account                                              Sub-Account
FTVIPT Mutual Shares Securities Sub-Account              MIST American Funds Growth Sub-Account
FTVIPT Templeton Foreign Securities Sub-Account          MIST American Funds Moderate Allocation
FTVIPT Templeton Global Bond Securities Sub-Account         Sub-Account
Invesco V.I. American Franchise Sub-Account              MIST AQR Global Risk Balanced Sub-Account
Invesco V.I. American Value Sub-Account                  MIST BlackRock Global Tactical Strategies
Invesco V.I. Core Equity Sub-Account                        Sub-Account
Invesco V.I. Equity and Income Sub-Account (a)           MIST BlackRock High Yield Sub-Account (a)
Invesco V.I. Global Real Estate Sub-Account              MIST BlackRock Large Cap Core Sub-Account (a)
Invesco V.I. Growth and Income Sub-Account (a)           MIST Clarion Global Real Estate Sub-Account
Invesco V.I. International Growth Sub-Account (a)        MIST ClearBridge Aggressive Growth Sub-Account
Janus Aspen Global Research Sub-Account                  MIST ClearBridge Aggressive Growth II
LMPVET ClearBridge Variable Aggressive Growth               Sub-Account (a)
   Sub-Account (a)                                       MIST Goldman Sachs Mid Cap Value Sub-Account
LMPVET ClearBridge Variable All Cap Value                MIST Harris Oakmark International Sub-Account (a)
   Sub-Account                                           MIST Invesco Balanced-Risk Allocation Sub-Account
LMPVET ClearBridge Variable Appreciation                 MIST Invesco Comstock Sub-Account
   Sub-Account                                           MIST Invesco Mid Cap Value Sub-Account
LMPVET ClearBridge Variable Equity Income                MIST Invesco Small Cap Growth Sub-Account (a)
   Sub-Account (a)                                       MIST JPMorgan Core Bond Sub-Account
LMPVET ClearBridge Variable Large Cap Growth             MIST JPMorgan Global Active Allocation
   Sub-Account                                              Sub-Account

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2.  LIST OF SUB-ACCOUNTS -- (CONCLUDED)


MIST JPMorgan Small Cap Value Sub-Account (a)              MSF Met/Artisan Mid Cap Value Sub-Account (a)
MIST Loomis Sayles Global Markets Sub-Account              MSF Met/Dimensional International Small Company
MIST Lord Abbett Bond Debenture Sub-Account (a)              Sub-Account
MIST Met/Eaton Vance Floating Rate Sub-Account             MSF MetLife Conservative Allocation Sub-Account
MIST Met/Franklin Low Duration Total Return                MSF MetLife Conservative to Moderate Allocation
   Sub-Account                                               Sub-Account
MIST Met/Templeton International Bond Sub-Account          MSF MetLife Mid Cap Stock Index Sub-Account (a)
MIST MetLife Aggressive Strategy Sub-Account               MSF MetLife Moderate Allocation Sub-Account
MIST MetLife Balanced Plus Sub-Account                     MSF MetLife Moderate to Aggressive Allocation
MIST MetLife Balanced Strategy Sub-Account                   Sub-Account
MIST MetLife Defensive Strategy Sub-Account                MSF MetLife Stock Index Sub-Account (a)
MIST MetLife Growth Strategy Sub-Account                   MSF MFS Total Return Sub-Account (a)
MIST MetLife Moderate Strategy Sub-Account                 MSF MFS Value Sub-Account (a)
MIST MetLife Multi-Index Targeted Risk                     MSF MSCI EAFE Index Sub-Account (a)
   Sub-Account                                             MSF Neuberger Berman Genesis Sub-Account (a)
MIST MFS Emerging Markets Equity Sub-Account               MSF Russell 2000 Index Sub-Account (a)
MIST MFS Research International Sub-Account (a)            MSF T. Rowe Price Large Cap Growth Sub-Account (a)
MIST Morgan Stanley Mid Cap Growth Sub-Account (a)         MSF T. Rowe Price Small Cap Growth Sub-Account (a)
MIST Oppenheimer Global Equity Sub-Account                 MSF Van Eck Global Natural Resources Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account            MSF Western Asset Management U.S. Government
MIST PIMCO Total Return Sub-Account (a)                      Sub-Account (a)
MIST Pioneer Fund Sub-Account (a)                          Neuberger Berman Genesis Sub-Account
MIST Pioneer Strategic Income Sub-Account (a)              Oppenheimer VA Core Bond Sub-Account
MIST Pyramis Government Income Sub-Account                 Oppenheimer VA Global Strategic Income
MIST Pyramis Managed Risk Portfolio Sub-Account (b)          Sub-Account
MIST Schroders Global Multi-Asset Sub-Account              Oppenheimer VA Main Street Sub-Account
MIST SSgA Growth and Income ETF Sub-Account                Oppenheimer VA Main Street Small Cap
MIST SSgA Growth ETF Sub-Account                             Sub-Account (a)
MIST T. Rowe Price Large Cap Value Sub-Account (a)         Oppenheimer VA Money Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account              Pioneer VCT Disciplined Value Sub-Account
MIST Third Avenue Small Cap Value Sub-Account (a)          Pioneer VCT Emerging Markets Sub-Account
MSF Baillie Gifford International Stock Sub-Account (a)    Pioneer VCT Equity Income Sub-Account
MSF Barclays Aggregate Bond Index Sub-Account (a)          Pioneer VCT Ibbotson Growth Allocation Sub-Account
MSF BlackRock Bond Income Sub-Account (a)                  Pioneer VCT Ibbotson Moderate Allocation
MSF BlackRock Capital Appreciation Sub-Account (a)           Sub-Account
MSF BlackRock Large Cap Value Sub-Account                  Pioneer VCT Mid Cap Value Sub-Account
MSF BlackRock Money Market Sub-Account (a)                 Pioneer VCT Real Estate Shares Sub-Account
MSF Davis Venture Value Sub-Account (a)                    T. Rowe Price Growth Stock Sub-Account
MSF Frontier Mid Cap Growth Sub-Account (b)                T. Rowe Price International Stock Sub-Account
MSF Jennison Growth Sub-Account (a)                        T. Rowe Price Prime Reserve Sub-Account
MSF Loomis Sayles Small Cap Core Sub-Account               UIF U.S. Real Estate Sub-Account
MSF Loomis Sayles Small Cap Growth Sub-Account

(a) This Sub-Account invests in two or more share classes within the underlying portfolio, series, or fund of the Trusts.
(b) This Sub-Account began operations during the year ended December 31, 2013.

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



3. PORTFOLIO CHANGES


The following Sub-Accounts ceased operations during the year ended December 31, 2013:

MIST American Funds International Sub-Account         MIST MLA Mid Cap Sub-Account
MIST Jennison Large Cap Equity Sub-Account            MIST RCM Technology Sub-Account
MIST Met/Franklin Mutual Shares Sub-Account           MIST Turner Mid Cap Growth Sub-Account
MIST Met/Franklin Templeton Founding Strategy         MSF FI Value Leaders Sub-Account
   Sub-Account                                        (MSF) Oppenheimer Global Equity Portfolio

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2013:

NAME CHANGES:

Former Name                                               New Name

Invesco Van Kampen V.I. American Franchise Fund           Invesco V.I. American Franchise Fund
Invesco Van Kampen V.I. American Value Fund               Invesco V.I. American Value Fund
Invesco Van Kampen V.I. Equity and Income Fund            Invesco V.I. Equity and Income Fund
Invesco Van Kampen V.I. Growth and Income Fund            Invesco V.I. Growth and Income Fund
Janus Aspen Series Worldwide Portfolio                    Janus Aspen Series Global Research Portfolio
Legg Mason ClearBridge Variable Aggressive Growth         ClearBridge Variable Aggressive Growth Portfolio
   Portfolio
Legg Mason ClearBridge Variable Appreciation              ClearBridge Variable Appreciation Portfolio
   Portfolio
Legg Mason ClearBridge Variable Equity Income             ClearBridge Variable Equity Income Portfolio
   Builder Portfolio
Legg Mason ClearBridge Variable Fundamental All           ClearBridge Variable All Cap Value Portfolio
   Cap Value Portfolio
Legg Mason ClearBridge Variable Large Cap Growth          ClearBridge Variable Large Cap Growth Portfolio
   Portfolio
Legg Mason ClearBridge Variable Large Cap Value           ClearBridge Variable Large Cap Value Portfolio
   Portfolio
Legg Mason ClearBridge Variable Small Cap Growth          ClearBridge Variable Small Cap Growth Portfolio
   Portfolio
Legg Mason Western Asset Variable Global High Yield       Western Asset Variable Global High Yield Bond
   Bond Portfolio                                           Portfolio
(MIST) American Funds Bond Portfolio                      (MIST) JPMorgan Core Bond Portfolio
(MIST) Dreman Small Cap Value Portfolio                   (MIST) JPMorgan Small Cap Value Portfolio
(MIST) Janus Forty Portfolio                              (MIST) ClearBridge Aggressive Growth Portfolio II
(MIST) Legg Mason ClearBridge Aggressive Growth           (MIST) ClearBridge Aggressive Growth Portfolio
   Portfolio
(MIST) Lord Abbett Mid Cap Value Portfolio                (MIST) Invesco Mid Cap Value Portfolio
(MIST) Met/Templeton Growth Portfolio (a)                 (MIST) Oppenheimer Global Equity Portfolio (a)
(MIST) Van Kampen Comstock Portfolio                      (MIST) Invesco Comstock Portfolio
(MSF) Barclays Capital Aggregate Bond Index               (MSF) Barclays Aggregate Bond Index Portfolio
   Portfolio
(MSF) BlackRock Legacy Large Cap Growth Portfolio         (MSF) BlackRock Capital Appreciation Portfolio
Oppenheimer Main Street Small- & Mid-Cap Fund/VA          Oppenheimer Main Street Small Cap Fund/VA
Pioneer Fundamental Value VCT Portfolio                   Pioneer Disciplined Value VCT Portfolio

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



3.  PORTFOLIO CHANGES -- (CONCLUDED)


MERGERS:

Former Portfolio                                           New Portfolio

(MIST) American Funds International Portfolio              (MSF) Baillie Gifford International Stock Portfolio
(MIST) Jennison Large Cap Equity Portfolio                 (MSF) Jennison Growth Portfolio
(MIST) Met/Franklin Mutual Shares Portfolio                (MSF) MFS Value Portfolio
(MIST) Met/Franklin Templeton Founding Strategy            (MIST) MetLife Growth Strategy Portfolio
   Portfolio
(MIST) MLA Mid Cap Portfolio                               (MSF) Neuberger Berman Genesis Portfolio
(MIST) RCM Technology Portfolio                            (MSF) T. Rowe Price Large Cap Growth Portfolio
(MIST) Turner Mid Cap Growth Portfolio                     (MSF) Frontier Mid Cap Growth Portfolio
(MSF) FI Value Leaders Portfolio                           (MSF) MFS Value Portfolio
(MSF) Oppenheimer Global Equity Portfolio (a)              (MIST) Met/Templeton Growth Portfolio (a)

a) At the close of business on April 26, 2013, the (MSF) Oppenheimer Global Equity Portfolio merged with and into the (MIST) Met/Templeton Growth Portfolio. Concurrently, Oppenheimer Funds, Inc. became the subadviser of the (MIST) Met/Templeton Growth Portfolio, the portfolio's investment objective and principal investment strategies changed, and the portfolio's name was changed to (MIST) Oppenheimer Global Equity Portfolio. Pursuant to these changes, (MSF) Oppenheimer Global Equity Portfolio was deemed to be the accounting and performance survivor of the merger for financial reporting purposes, and therefore, the results of MIST Oppenheimer Global Equity Sub-Account presented in the financial statements reflect the historical results of MSF Oppenheimer Global Equity Sub-Account prior to the merger, and the combined results thereafter.


4.  SIGNIFICANT ACCOUNTING POLICIES


BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable annuity separate accounts registered as unit investment trusts.


SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.


SECURITY VALUATION
A Sub-Account's investment in shares of a portfolio, series, or fund of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4.  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)


SECURITY VALUATION -- (CONCLUDED)
The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Separate Account prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets that the Separate Account has the ability to access.
Level 2 Observable inputs other than quoted prices in Level 1 that are observable either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market or prices for similar instruments.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets, representing the Separate Account's own assumptions about the assumptions a market participant would use in valuing the asset, and based on the best information available.

Each Sub-Account invests in shares of open-end mutual funds which calculate a daily NAV based on the fair value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day. On that basis, the inputs used to value all shares held by the Separate Account, which are measured at fair value on a recurring basis, are classified as Level 2. There were no transfers between Level 1 and Level 2, and no activity in Level 3 during the year.


FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is currently being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.


ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is between
3.0 and 6.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.


PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus of the Contracts, and are reported as contract transactions on the statements of changes in net assets of the applicable Sub-Accounts.

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4.  SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)


NET TRANSFERS
Funds transferred by the contract owner into or out of Sub-Accounts within the Separate Account or into or out of the fixed account, which is part the Company's general account, are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.


USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.


5.  EXPENSES AND RELATED PARTY TRANSACTIONS


The following annual Separate Account charges paid to the Company, are asset-based charges assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Sub-Accounts:

      Mortality and Expense Risk -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is the risk that expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

      Administrative -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

      Optional Death Benefit Rider -- For an additional charge, the total death benefit payable may be increased based on increases in account value of the Contracts.

      Distribution Expense -- The risk that surrender charges will be insufficient to cover the actual costs of distribution which includes commissions, fees, registration costs, direct and indirect selling expenses.

      Guaranteed Minimum Accumulation Benefit -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

      Earnings Preservation Benefit -- For an additional charge, the Company will provide this additional death benefit.

      The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2013:

     ----------------------------------------------------------------------------------------------------------------------------
      Mortality and Expense Risk                                                                                 0.70% - 2.05%
     ----------------------------------------------------------------------------------------------------------------------------
      Administrative                                                                                             0.10% - 0.25%
     ----------------------------------------------------------------------------------------------------------------------------
      Optional Death Benefit Rider                                                                               0.15% - 0.35%
     ----------------------------------------------------------------------------------------------------------------------------
      Distribution Expense                                                                                       0.10%
     ----------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Accumulation Benefit                                                                    1.50%
     ----------------------------------------------------------------------------------------------------------------------------
      Earnings Preservation Benefit                                                                              0.25%
     ----------------------------------------------------------------------------------------------------------------------------

      The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract. The range of effective rates disclosed above excludes any waivers granted to certain Sub-Accounts.

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



5.  EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONCLUDED)


The following optional rider charges paid to the Company are charged at each contract anniversary date through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts:

      Guaranteed Minimum Accumulation Benefit -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

      Lifetime Withdrawal Guarantee -- For an additional charge, the Company will guarantee minimum withdrawals for life regardless of market conditions.

      Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee minimum withdrawals regardless of market conditions.

      Guaranteed Minimum Income Benefit -- For an additional charge, the Company will guarantee a minimum payment regardless of market conditions.

      Enhanced Death Benefit -- For an additional charge, the Company will guarantee a death benefit equal to the greater of the account value or the higher of two death benefit bases.

      Enhanced Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee that at least the entire amount of purchase payments will be returned through a series of withdrawals without annuitizing.

      The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2013:

     -------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Accumulation Benefit                                                                 0.75%
     -------------------------------------------------------------------------------------------------------------------------
      Lifetime Withdrawal Guarantee                                                                           0.50% - 1.80%
     -------------------------------------------------------------------------------------------------------------------------
      Guaranteed Withdrawal Benefit                                                                           0.25% - 1.80%
     -------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Income Benefit                                                                       0.50% - 1.50%
     -------------------------------------------------------------------------------------------------------------------------
      Enhanced Death Benefit                                                                                  0.60% - 1.50%
     -------------------------------------------------------------------------------------------------------------------------
      Enhanced Guaranteed Withdrawal Benefit                                                                  0.55% - 1.00%
     -------------------------------------------------------------------------------------------------------------------------

      The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract maintenance fee ranging from $30 to $40 is assessed on an annual basis for Contracts with a value of less than $50,000. A transfer fee ranging from $0 to $25 may be deducted after twelve transfers are made in a contract year or, for certain contracts, 2% of the amount transferred from the contract value, if less. For certain contracts, an administrative charge is also assessed which ranges from $12 to $29.50 for each Sub-Account in which the contract owner invests (waived if purchase payments equal or exceed $2,000 in the year, or if the account value is $10,000 or more at year end). For other Contracts the administrative charge is $21.50 plus $2.50 for each Sub-Account selected, subject to the same waiver terms. In addition, the Contracts impose a surrender charge which ranges from 0% to 9% if the contract is partially or fully surrendered within the specified surrender charge period. For certain contracts, a transaction charge of the lesser of $10 or 2% of the surrender is imposed on surrenders and a $10 charge is assessed for annuitizations. For those contract owners who choose optional living benefit riders or certain optional death benefit riders, these charges range from 0.25% to 1.80% of the benefit base and are charged at each contract anniversary date. These charges are paid to the Company and recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

MetLife Advisers, LLC, which acts in the capacity of investment adviser to the portfolios of the MIST and MSF Trusts, is an affiliate of the Company.

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS


                                                                                                            FOR THE YEAR ENDED
                                                                      AS OF DECEMBER 31, 2013                DECEMBER 31, 2013
                                                                  -------------------------------    -------------------------------
                                                                                                         COST OF         PROCEEDS
                                                                     SHARES           COST ($)        PURCHASES ($)   FROM SALES ($)
                                                                  -------------    --------------    --------------   --------------
     Alger Small Cap Growth Sub-Account.........................      1,953,805        57,250,154         8,367,037        6,625,484
     American Funds Bond Sub-Account............................     13,775,531       147,139,916        21,831,559        7,389,905
     American Funds Global Growth Sub-Account...................     10,522,269       223,509,854        12,990,684       18,551,511
     American Funds Global Small Capitalization Sub-Account.....      4,918,180        95,041,858        10,469,150       11,712,314
     American Funds Growth Sub-Account..........................     10,989,996       574,188,815        23,270,824       62,728,487
     American Funds Growth-Income Sub-Account...................      7,704,764       274,807,285        11,909,004       33,145,087
     DWS I International Sub-Account............................      2,052,186        20,756,206         1,433,339        2,082,585
     Federated High Income Bond Sub-Account.....................          3,660            25,725             1,732              468
     Federated Kaufman Sub-Account..............................          2,337            31,003             3,265            1,661
     Fidelity VIP Asset Manager Sub-Account.....................      5,120,330        78,221,722         1,832,124       10,277,909
     Fidelity VIP Contrafund Sub-Account........................     17,856,406       423,701,254        46,928,007       47,735,664
     Fidelity VIP Equity-Income Sub-Account.....................        255,672         5,773,353           567,078        1,049,969
     Fidelity VIP FundsManager 50% Sub-Account..................    169,341,698     1,893,521,701     1,448,712,994               --
     Fidelity VIP FundsManager 60% Sub-Account..................    341,365,269     3,336,110,670       184,779,786      215,424,352
     Fidelity VIP Growth Sub-Account............................      2,904,593       109,545,186         1,267,314       18,047,059
     Fidelity VIP Index 500 Sub-Account.........................        374,026        48,066,934         1,890,733        9,575,024
     Fidelity VIP Mid Cap Sub-Account...........................     12,544,437       367,482,168        75,428,895       19,321,498
     Fidelity VIP Money Market Sub-Account......................     76,155,366        76,155,366       264,136,300      261,640,341
     Fidelity VIP Overseas Sub-Account..........................        287,089         5,219,470           201,987          889,204
     FTVIPT Franklin Income Securities Sub-Account..............     18,532,766       277,580,598        34,739,012        8,570,345
     FTVIPT Franklin Small Cap Value Securities Sub-Account.....      5,319,858        83,521,426        16,513,930        5,117,658
     FTVIPT Mutual Shares Securities Sub-Account................      7,215,840       124,287,971         5,389,350       11,759,291
     FTVIPT Templeton Foreign Securities Sub-Account............      5,088,246        75,734,816         4,034,851       12,411,337
     FTVIPT Templeton Global Bond Securities Sub-Account........     13,692,658       253,733,342        53,566,361        5,257,847
     Invesco V.I. American Franchise Sub-Account................          3,234           111,443               621           35,535
     Invesco V.I. American Value Sub-Account....................      4,830,003        62,389,211         9,919,898        4,658,110
     Invesco V.I. Core Equity Sub-Account.......................          6,498           164,702             3,201           51,990
     Invesco V.I. Equity and Income Sub-Account.................     35,060,599       485,126,865        47,241,462       12,705,837
     Invesco V.I. Global Real Estate Sub-Account................      2,012,977        28,050,116         9,597,854        2,317,229
     Invesco V.I. Growth and Income Sub-Account.................     13,952,369       250,218,096        23,999,020       11,230,394
     Invesco V.I. International Growth Sub-Account..............      8,084,783       216,816,575        27,736,513        6,844,164
     Janus Aspen Global Research Sub-Account....................            173             4,105                73              426
     LMPVET ClearBridge Variable Aggressive Growth
       Sub-Account..............................................     10,526,694       173,680,862        31,834,893       14,731,303
     LMPVET ClearBridge Variable All Cap Value Sub-Account......      5,180,506       108,091,465        13,093,421       10,449,229
     LMPVET ClearBridge Variable Appreciation Sub-Account.......     12,072,871       297,272,179        46,243,652        5,053,515
     LMPVET ClearBridge Variable Equity Income Sub-Account......     13,279,712       148,789,202        29,700,748        7,561,386
     LMPVET ClearBridge Variable Large Cap Growth
       Sub-Account..............................................        226,398         3,757,586           797,143        1,061,468
     LMPVET ClearBridge Variable Large Cap Value Sub-Account....        359,950         5,522,541         1,851,418          917,410
     LMPVET ClearBridge Variable Small Cap Growth
       Sub-Account..............................................      4,673,830        76,531,477        26,245,513        5,068,007
     LMPVET Investment Counsel Variable Social Awareness
       Sub-Account..............................................          9,442           232,386            10,822           55,604
     LMPVET Variable Lifestyle Allocation 50% Sub-Account.......      3,101,366        37,754,389         9,234,898        2,451,069
     LMPVET Variable Lifestyle Allocation 70% Sub-Account.......        164,059         1,810,549           239,158          979,283
     LMPVET Variable Lifestyle Allocation 85% Sub-Account.......      5,758,589        66,979,732         3,730,962        7,599,475
     LMPVIT Western Asset Variable Global High Yield Bond
       Sub-Account..............................................     12,899,080       106,265,588        18,950,436        5,775,873
     MFS VIT Investors Trust Sub-Account........................            867            15,837               254              957
     MFS VIT New Discovery Sub-Account..........................          2,085            31,394               326           10,422
     MFS VIT Research Sub-Account...............................          2,221            36,602               952            2,823
     MIST AllianceBernstein Global Dynamic Allocation
       Sub-Account..............................................    288,647,584     2,874,906,144       339,151,646       70,031,864
     MIST American Funds Balanced Allocation Sub-Account........    300,384,157     2,654,037,106       288,642,114      273,202,760

(a)  For the period April 29, 2013 to December 31, 2013.

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS -- (CONTINUED)


                                                                                                           FOR THE YEAR ENDED
                                                                      AS OF DECEMBER 31, 2013               DECEMBER 31, 2013
                                                                  ------------------------------     ------------------------------
                                                                                                        COST OF         PROCEEDS
                                                                     SHARES           COST ($)       PURCHASES ($)   FROM SALES ($)
                                                                  -------------    -------------     -------------   --------------
     MIST American Funds Growth Allocation Sub-Account..........    156,668,590    1,261,388,927       187,273,795      118,934,248
     MIST American Funds Growth Sub-Account.....................     50,753,348      408,915,751        57,650,347       93,433,662
     MIST American Funds Moderate Allocation Sub-Account........    162,126,988    1,481,324,840       132,089,031      168,608,325
     MIST AQR Global Risk Balanced Sub-Account..................    309,084,305    3,317,257,824       431,509,043      576,853,585
     MIST BlackRock Global Tactical Strategies Sub-Account......    493,925,687    4,834,010,333       498,847,226      226,893,346
     MIST BlackRock High Yield Sub-Account......................     30,167,540      248,786,488        75,760,990       84,974,024
     MIST BlackRock Large Cap Core Sub-Account..................      1,321,838       12,022,012         2,361,192        4,326,602
     MIST Clarion Global Real Estate Sub-Account................     16,471,958      186,042,092        33,695,540       21,791,337
     MIST ClearBridge Aggressive Growth II Sub-Account..........      1,236,585       87,905,039        25,671,132       39,209,879
     MIST ClearBridge Aggressive Growth Sub-Account.............     34,402,945      285,713,931        64,106,785       39,794,082
     MIST Goldman Sachs Mid Cap Value Sub-Account...............      9,595,851      125,486,222        24,251,997       31,403,632
     MIST Harris Oakmark International Sub-Account..............     36,800,509      503,074,943        71,257,624       62,098,633
     MIST Invesco Balanced-Risk Allocation Sub-Account..........     79,693,833      828,213,545       299,761,843      123,809,111
     MIST Invesco Comstock Sub-Account..........................     30,548,350      269,995,421        33,140,328       30,436,307
     MIST Invesco Mid Cap Value Sub-Account.....................      7,049,086      100,237,071         7,632,318       26,084,710
     MIST Invesco Small Cap Growth Sub-Account..................     15,999,668      212,350,271        40,481,426       37,989,461
     MIST JPMorgan Core Bond Sub-Account........................     30,726,105      322,736,031       368,984,257      390,876,104
     MIST JPMorgan Global Active Allocation Sub-Account.........     64,494,802      685,972,211       411,902,306        1,046,679
     MIST JPMorgan Small Cap Value Sub-Account..................      1,398,723       18,072,538         1,214,511        4,652,727
     MIST Loomis Sayles Global Markets Sub-Account..............     12,202,424      138,603,312        12,633,756       33,927,527
     MIST Lord Abbett Bond Debenture Sub-Account................     19,329,797      235,054,182        46,184,123       55,703,031
     MIST Met/Eaton Vance Floating Rate Sub-Account.............      7,863,380       81,726,682        38,100,553        9,085,203
     MIST Met/Franklin Low Duration Total Return Sub-Account....     13,988,758      139,401,727       103,155,123        6,840,638
     MIST Met/Templeton International Bond Sub-Account..........      4,491,942       52,667,789         6,151,132        9,956,495
     MIST MetLife Aggressive Strategy Sub-Account...............     49,251,609      505,233,905        31,238,424       66,673,079
     MIST MetLife Balanced Plus Sub-Account.....................    545,623,587    5,483,698,749     1,326,655,191       29,363,967
     MIST MetLife Balanced Strategy Sub-Account.................    595,887,355    6,184,791,946       179,740,906      582,662,431
     MIST MetLife Defensive Strategy Sub-Account................    166,200,441    1,713,481,836       126,802,565      556,770,928
     MIST MetLife Growth Strategy Sub-Account...................    481,641,251    5,446,815,057       810,166,419      458,140,055
     MIST MetLife Moderate Strategy Sub-Account.................    285,069,002    2,916,035,754       125,354,093      359,014,276
     MIST MetLife Multi-Index Targeted Risk Sub-Account.........     18,679,458      202,610,249       191,498,331           48,099
     MIST MFS Emerging Markets Equity Sub-Account...............     44,365,465      429,598,932        57,899,097       24,196,300
     MIST MFS Research International Sub-Account................     27,847,098      301,254,346        12,515,033       40,936,928
     MIST Morgan Stanley Mid Cap Growth Sub-Account.............     15,499,415      162,566,616        20,430,987        9,125,428
     MIST Oppenheimer Global Equity Sub-Account.................      3,800,227       65,786,011        61,353,234        5,032,293
     MIST PIMCO Inflation Protected Bond Sub-Account............     83,143,341      917,851,914       113,879,964      147,677,711
     MIST PIMCO Total Return Sub-Account........................    170,631,086    2,023,321,900       195,309,222      261,044,205
     MIST Pioneer Fund Sub-Account..............................     15,949,343      210,761,236        32,571,171       21,029,394
     MIST Pioneer Strategic Income Sub-Account..................     82,625,885      876,148,740       186,717,427       40,347,909
     MIST Pyramis Government Income Sub-Account.................     69,421,888      747,414,598        57,541,272      248,471,876
     MIST Pyramis Managed Risk Sub-Account (a)..................      7,404,844       76,527,808        77,271,884          733,179
     MIST Schroders Global Multi-Asset Sub-Account..............     37,615,021      401,061,129       226,828,734       15,434,410
     MIST SSgA Growth and Income ETF Sub-Account................    122,339,438    1,318,083,174       105,350,093      161,848,161
     MIST SSgA Growth ETF Sub-Account...........................     39,535,139      399,830,404        57,552,201       48,415,555
     MIST T. Rowe Price Large Cap Value Sub-Account.............     20,556,073      503,855,462        37,831,867       83,996,502
     MIST T. Rowe Price Mid Cap Growth Sub-Account..............     48,128,833      393,410,732        44,118,921       76,252,053
     MIST Third Avenue Small Cap Value Sub-Account..............     15,828,125      220,268,628        14,374,066       56,713,788
     MSF Baillie Gifford International Stock Sub-Account........     29,234,216      273,113,712       311,182,861       42,899,023
     MSF Barclays Aggregate Bond Index Sub-Account..............     15,178,976      166,570,569        38,878,822       18,832,470
     MSF BlackRock Bond Income Sub-Account......................        538,412       57,649,078        12,957,166        9,373,622
     MSF BlackRock Capital Appreciation Sub-Account.............        403,724       10,024,567         2,229,406        2,708,887
     MSF BlackRock Large Cap Value Sub-Account..................        315,551        3,404,072           669,760          572,388
     MSF BlackRock Money Market Sub-Account.....................      4,613,432      461,343,188       176,370,619      284,137,550
     MSF Davis Venture Value Sub-Account........................     15,402,597      420,921,811        31,456,149      105,816,524
     MSF Frontier Mid Cap Growth Sub-Account (a)................      2,404,461       69,147,627        81,218,276       13,293,468

(a)  For the period April 29, 2013 to December 31, 2013.

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6.  STATEMENTS OF INVESTMENTS -- (CONCLUDED)


                                                                                                           FOR THE YEAR ENDED
                                                                      AS OF DECEMBER 31, 2013               DECEMBER 31, 2013
                                                                  ------------------------------     ------------------------------
                                                                                                         COST OF        PROCEEDS
                                                                     SHARES           COST ($)        PURCHASES ($)  FROM SALES ($)
                                                                  -------------    -------------     --------------  --------------
     MSF Jennison Growth Sub-Account............................     37,390,273      429,630,599        69,265,860      113,538,069
     MSF Loomis Sayles Small Cap Core Sub-Account...............         46,607       10,168,424         3,048,297        4,215,033
     MSF Loomis Sayles Small Cap Growth Sub-Account.............         14,168          188,007           211,819           74,553
     MSF Met/Artisan Mid Cap Value Sub-Account..................      1,091,073      231,985,737        27,383,064       33,513,723
     MSF Met/Dimensional International Small Company
       Sub-Account..............................................      3,950,002       55,914,922        10,427,096        8,833,121
     MSF MetLife Conservative Allocation Sub-Account............        626,354        6,754,260           919,266        3,127,833
     MSF MetLife Conservative to Moderate Allocation
       Sub-Account..............................................        599,876        6,335,265           483,309          849,587
     MSF MetLife Mid Cap Stock Index Sub-Account................      6,902,966       92,816,482        28,544,426       18,949,282
     MSF MetLife Moderate Allocation Sub-Account................      3,261,902       36,107,143         2,229,013        5,177,503
     MSF MetLife Moderate to Aggressive Allocation Sub-Account..      3,987,522       44,870,344         1,095,801        6,663,266
     MSF MetLife Stock Index Sub-Account........................     13,516,120      389,602,723        60,002,522       68,223,696
     MSF MFS Total Return Sub-Account...........................        284,564       39,885,789        10,177,103        5,437,805
     MSF MFS Value Sub-Account..................................     14,761,892      212,369,045       193,949,379       28,267,507
     MSF MSCI EAFE Index Sub-Account............................      8,270,194       94,840,872        27,821,011       13,494,237
     MSF Neuberger Berman Genesis Sub-Account...................      9,637,909      136,490,541       142,024,747       20,468,073
     MSF Russell 2000 Index Sub-Account.........................      7,254,916       97,425,995        27,526,307       13,260,092
     MSF T. Rowe Price Large Cap Growth Sub-Account.............      6,246,221      121,943,961       135,856,780       16,437,400
     MSF T. Rowe Price Small Cap Growth Sub-Account.............        452,030        6,447,448         2,107,576        2,155,378
     MSF Van Eck Global Natural Resources Sub-Account...........      7,538,920      111,407,740        11,063,333       27,639,732
     MSF Western Asset Management U.S. Government
       Sub-Account..............................................     24,419,140      293,673,478        28,293,902       40,921,526
     Neuberger Berman Genesis Sub-Account.......................            170            6,315               744               84
     Oppenheimer Main Street Small Cap Fund/VA Sub-Account......      4,469,453       66,979,251         4,589,759       12,914,070
     Oppenheimer VA Core Bond Sub-Account.......................          1,105           11,403               459              403
     Oppenheimer VA Global Strategic Income Sub-Account.........            835            4,111               226               72
     Oppenheimer VA Main Street Sub-Account.....................          3,330           68,347             1,023            5,420
     Oppenheimer VA Money Sub-Account...........................          4,008            4,008                 1          108,958
     Pioneer VCT Disciplined Value Sub-Account..................        140,183        1,349,515           138,952          691,311
     Pioneer VCT Emerging Markets Sub-Account...................         29,182          698,961           114,121          161,395
     Pioneer VCT Equity Income Sub-Account......................         23,453          418,014            15,014           63,283
     Pioneer VCT Ibbotson Growth Allocation Sub-Account.........      1,594,684       12,459,847           731,230        2,137,215
     Pioneer VCT Ibbotson Moderate Allocation Sub-Account.......      2,404,547       20,332,710           858,176        2,875,809
     Pioneer VCT Mid Cap Value Sub-Account......................      3,154,897       54,265,442         2,889,298        5,251,801
     Pioneer VCT Real Estate Shares Sub-Account.................         13,450          194,425            45,554           18,061
     T. Rowe Price Growth Stock Sub-Account.....................        158,630        4,682,926           561,068        1,031,842
     T. Rowe Price International Stock Sub-Account..............         40,209          555,287            25,016           91,068
     T. Rowe Price Prime Reserve Sub-Account....................        558,450          558,450           508,210          672,907
     UIF U.S. Real Estate Sub-Account...........................      6,415,183      102,746,012        16,458,164        6,599,672

(a)  For the period April 29, 2013 to December 31, 2013.

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:



                                         ALGER SMALL CAP GROWTH             AMERICAN FUNDS BOND
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     --------------  ---------------  ---------------  --------------

Units beginning of year............       4,795,545        5,212,661        7,687,811       6,703,194
Units issued and transferred
   from other funding options......         231,164          325,189        2,005,667       2,184,489
Units redeemed and transferred to
   other funding options...........       (639,591)        (742,305)      (1,331,533)     (1,199,872)
                                     --------------  ---------------  ---------------  --------------
Units end of year..................       4,387,118        4,795,545        8,361,945       7,687,811
                                     ==============  ===============  ===============  ==============


                                                                              AMERICAN FUNDS
                                      AMERICAN FUNDS GLOBAL GROWTH      GLOBAL SMALL CAPITALIZATION
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012             2013            2012
                                     ---------------  --------------  ---------------  --------------

Units beginning of year............        8,485,913       8,205,329        3,385,796       3,080,674
Units issued and transferred
   from other funding options......        1,261,036       1,718,893          652,214         863,669
Units redeemed and transferred to
   other funding options...........      (1,413,396)     (1,438,309)        (662,267)       (558,547)
                                     ---------------  --------------  ---------------  --------------
Units end of year..................        8,333,553       8,485,913        3,375,743       3,385,796
                                     ===============  ==============  ===============  ==============



                                          AMERICAN FUNDS GROWTH         AMERICAN FUNDS GROWTH-INCOME
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  -------------------------------
                                           2013            2012             2013            2012
                                     ---------------  ---------------  --------------  ---------------

Units beginning of year............        4,113,319        3,976,212       2,745,842        2,773,925
Units issued and transferred
   from other funding options......          453,387          749,508         297,744          440,944
Units redeemed and transferred to
   other funding options...........        (629,462)        (612,401)       (461,701)        (469,027)
                                     ---------------  ---------------  --------------  ---------------
Units end of year..................        3,937,244        4,113,319       2,581,885        2,745,842
                                     ===============  ===============  ==============  ===============

                                           DWS I INTERNATIONAL           FEDERATED HIGH INCOME BOND
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2013             2012              2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............        2,040,232        2,245,605            2,556            3,549
Units issued and transferred
   from other funding options......          147,844          214,706               --               --
Units redeemed and transferred to
   other funding options...........        (299,464)        (420,079)             (11)            (993)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................        1,888,612        2,040,232            2,545            2,556
                                     ===============  ===============  ===============  ===============


                                             FEDERATED KAUFMAN           FIDELITY VIP ASSET MANAGER
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2013             2012             2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............            6,002           12,138        6,517,939        7,353,740
Units issued and transferred
   from other funding options......               --               --          203,227          274,275
Units redeemed and transferred to
   other funding options...........            (166)          (6,136)        (835,636)      (1,110,076)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................            5,836            6,002        5,885,530        6,517,939
                                     ===============  ===============  ===============  ===============


                                         FIDELITY VIP CONTRAFUND          FIDELITY VIP EQUITY-INCOME
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2013             2012             2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............       15,604,750       15,588,853          400,352          460,289
Units issued and transferred
   from other funding options......        4,408,947        2,218,180            5,137            3,099
Units redeemed and transferred to
   other funding options...........      (2,296,246)      (2,202,283)         (63,929)         (63,036)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................       17,717,451       15,604,750          341,560          400,352
                                     ===============  ===============  ===============  ===============

                                      FIDELITY VIP FUNDSMANAGER 50%     FIDELITY VIP FUNDSMANAGER 60%
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2013           2012 (a)           2013             2012
                                     ---------------  ---------------  ---------------  --------------

Units beginning of year............       39,080,828               --      345,636,001     272,464,191
Units issued and transferred
   from other funding options......      123,377,437       39,341,051          492,775      86,542,932
Units redeemed and transferred to
   other funding options...........      (3,504,235)        (260,223)     (12,977,090)    (13,371,122)
                                     ---------------  ---------------  ---------------  --------------
Units end of year..................      158,954,030       39,080,828      333,151,686     345,636,001
                                     ===============  ===============  ===============  ==============


                                           FIDELITY VIP GROWTH             FIDELITY VIP INDEX 500
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                          2013             2012             2013             2012
                                     --------------  ---------------  ---------------  ---------------

Units beginning of year............       9,085,626        9,918,387        3,530,426        3,976,112
Units issued and transferred
   from other funding options......         341,709          730,546           21,793           28,294
Units redeemed and transferred to
   other funding options...........     (1,232,955)      (1,563,307)        (460,663)        (473,980)
                                     --------------  ---------------  ---------------  ---------------
Units end of year..................       8,194,380        9,085,626        3,091,556        3,530,426
                                     ==============  ===============  ===============  ===============


                                           FIDELITY VIP MID CAP           FIDELITY VIP MONEY MARKET
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2013             2012             2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............        7,598,912        6,289,465        8,041,430        8,001,050
Units issued and transferred
   from other funding options......        1,446,862        2,176,791      139,410,710      120,413,155
Units redeemed and transferred to
   other funding options...........      (1,253,103)        (867,344)    (139,144,730)    (120,372,775)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................        7,792,671        7,598,912        8,307,410        8,041,430
                                     ===============  ===============  ===============  ===============

                                                                               FTVIPT FRANKLIN
                                           FIDELITY VIP OVERSEAS              INCOME SECURITIES
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2013             2012            2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............          509,517          540,072        4,708,870        4,290,472
Units issued and transferred
   from other funding options......           12,503           26,857          860,767        1,191,730
Units redeemed and transferred to
   other funding options...........         (74,877)         (57,412)        (649,971)        (773,332)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................          447,143          509,517        4,919,666        4,708,870
                                     ===============  ===============  ===============  ===============


                                             FTVIPT FRANKLIN                 FTVIPT MUTUAL SHARES
                                       SMALL CAP VALUE SECURITIES                 SECURITIES
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2013             2012              2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............        8,321,925        5,710,847        5,768,385        5,952,328
Units issued and transferred
   from other funding options......        2,576,537        3,738,614          550,522          965,771
Units redeemed and transferred to
   other funding options...........      (1,714,039)      (1,127,536)        (841,541)      (1,149,714)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................        9,184,423        8,321,925        5,477,366        5,768,385
                                     ===============  ===============  ===============  ===============


                                             FTVIPT TEMPLETON                 FTVIPT TEMPLETON
                                            FOREIGN SECURITIES             GLOBAL BOND SECURITIES
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2013             2012            2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............        2,730,167        2,720,421       11,067,808        8,104,261
Units issued and transferred
   from other funding options......          184,075          444,001        3,547,855        4,284,150
Units redeemed and transferred to
   other funding options...........        (457,225)        (434,255)      (1,664,761)      (1,320,603)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................        2,457,017        2,730,167       12,950,902       11,067,808
                                     ===============  ===============  ===============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:


                                      INVESCO V.I. AMERICAN FRANCHISE       INVESCO V.I. AMERICAN VALUE
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                     ----------------------------------  ---------------------------------
                                           2013              2012              2013              2012
                                     ----------------  ----------------  ----------------  ---------------

Units beginning of year............            28,015            18,874         5,515,798        4,490,470
Units issued and transferred
   from other funding options......                 5            17,706         1,405,833        1,827,974
Units redeemed and transferred to
   other funding options...........           (5,873)           (8,565)         (958,158)        (802,646)
                                     ----------------  ----------------  ----------------  ---------------
Units end of year..................            22,147            28,015         5,963,473        5,515,798
                                     ================  ================  ================  ===============


                                         INVESCO V.I. CORE EQUITY        INVESCO V.I. EQUITY AND INCOME
                                                SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  ----------------------------------
                                          2013             2012              2013              2012
                                     ---------------  ---------------  ----------------  ----------------

Units beginning of year............           49,005           63,191        29,563,858        27,370,136
Units issued and transferred
   from other funding options......                1               18         5,739,587         6,876,521
Units redeemed and transferred to
   other funding options...........          (9,171)         (14,204)       (3,975,190)       (4,682,799)
                                     ---------------  ---------------  ----------------  ----------------
Units end of year..................           39,835           49,005        31,328,255        29,563,858
                                     ===============  ===============  ================  ================


                                      INVESCO V.I. GLOBAL REAL ESTATE     INVESCO V.I. GROWTH AND INCOME
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                     ----------------------------------  ----------------------------------
                                           2013              2012              2013              2012
                                     ----------------  ----------------  ----------------  ----------------

Units beginning of year............         2,556,360         1,863,096        13,407,203        11,777,382
Units issued and transferred
   from other funding options......         1,352,296         1,078,991         2,432,918         3,449,278
Units redeemed and transferred to
   other funding options...........         (654,076)         (385,727)       (2,040,267)       (1,819,457)
                                     ----------------  ----------------  ----------------  ----------------
Units end of year..................         3,254,580         2,556,360        13,799,854        13,407,203
                                     ================  ================  ================  ================


                                     INVESCO V.I. INTERNATIONAL GROWTH    JANUS ASPEN GLOBAL RESEARCH
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     ---------------------------------  -------------------------------
                                           2013            2012              2013             2012
                                      --------------  --------------    --------------  ---------------

Units beginning of year............        8,127,475       6,481,068               769              769
Units issued and transferred
   from other funding options......        1,760,912       2,444,775                --               --
Units redeemed and transferred to
   other funding options...........        (987,033)       (798,368)              (48)               --
                                      --------------  --------------    --------------  ---------------
Units end of year..................        8,901,354       8,127,475               721              769
                                      ==============  ==============    ==============  ===============


                                            LMPVET CLEARBRIDGE               LMPVET CLEARBRIDGE
                                        VARIABLE AGGRESSIVE GROWTH         VARIABLE ALL CAP VALUE
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2013             2012            2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............       11,687,754       11,855,614        3,081,671        3,213,146
Units issued and transferred
   from other funding options......        2,702,461        2,474,667          316,163          465,469
Units redeemed and transferred to
   other funding options...........      (2,411,214)      (2,642,527)        (475,543)        (596,944)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................       11,979,001       11,687,754        2,922,291        3,081,671
                                     ===============  ===============  ===============  ===============


                                           LMPVET CLEARBRIDGE                LMPVET CLEARBRIDGE
                                          VARIABLE APPRECIATION            VARIABLE EQUITY INCOME
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  -------------------------------
                                          2013             2012             2013             2012
                                     ---------------  ---------------  ---------------  --------------

Units beginning of year............        7,908,912        7,021,537        9,055,914       8,013,455
Units issued and transferred
   from other funding options......        1,753,644        2,091,600        2,599,732       2,895,083
Units redeemed and transferred to
   other funding options...........      (1,058,149)      (1,204,225)      (1,411,492)     (1,852,624)
                                     ---------------  ---------------  ---------------  --------------
Units end of year..................        8,604,407        7,908,912       10,244,154       9,055,914
                                     ===============  ===============  ===============  ==============

                                       LMPVET CLEARBRIDGE VARIABLE       LMPVET CLEARBRIDGE VARIABLE
                                            LARGE CAP GROWTH                   LARGE CAP VALUE
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  -------------------------------
                                           2013            2012             2013             2012
                                     ---------------  ---------------  --------------  ---------------

Units beginning of year............          283,429          363,040         286,427          265,335
Units issued and transferred
   from other funding options......           16,933           26,721          91,925           92,095
Units redeemed and transferred to
   other funding options...........         (57,408)        (106,332)        (58,751)         (71,003)
                                     ---------------  ---------------  --------------  ---------------
Units end of year..................          242,954          283,429         319,601          286,427
                                     ===============  ===============  ==============  ===============


                                       LMPVET CLEARBRIDGE VARIABLE        LMPVET INVESTMENT COUNSEL
                                            SMALL CAP GROWTH              VARIABLE SOCIAL AWARENESS
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  -------------------------------
                                           2013            2012             2013             2012
                                     ---------------  ---------------  --------------  ---------------

Units beginning of year............        3,457,289        2,686,955           9,185           17,377
Units issued and transferred
   from other funding options......        1,487,008        1,387,037             363              341
Units redeemed and transferred to
   other funding options...........        (841,470)        (616,703)         (1,616)          (8,533)
                                     ---------------  ---------------  --------------  ---------------
Units end of year..................        4,102,827        3,457,289           7,932            9,185
                                     ===============  ===============  ==============  ===============


                                             LMPVET VARIABLE                  LMPVET VARIABLE
                                        LIFESTYLE ALLOCATION 50%         LIFESTYLE ALLOCATION 70%
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     ---------------  --------------  --------------  ---------------

Units beginning of year............        1,699,443       1,414,982         162,342          219,583
Units issued and transferred
   from other funding options......          532,901         529,688          12,965            1,501
Units redeemed and transferred to
   other funding options...........        (220,911)       (245,227)        (53,912)         (58,742)
                                     ---------------  --------------  --------------  ---------------
Units end of year..................        2,011,433       1,699,443         121,395          162,342
                                     ===============  ==============  ==============  ===============

                                        LMPVET VARIABLE LIFESTYLE      LMPVIT WESTERN ASSET VARIABLE
                                             ALLOCATION 85%               GLOBAL HIGH YIELD BOND
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  ------------------------------
                                          2013             2012            2013            2012
                                     ---------------  --------------  --------------  --------------

Units beginning of year............        5,015,187       4,732,454       4,039,328       3,594,817
Units issued and transferred
   from other funding options......          343,106         820,273       1,173,324       1,232,020
Units redeemed and transferred to
   other funding options...........        (568,108)       (537,540)       (825,774)       (787,509)
                                     ---------------  --------------  --------------  --------------
Units end of year..................        4,790,185       5,015,187       4,386,878       4,039,328
                                     ===============  ==============  ==============  ==============



                                          MFS VIT INVESTORS TRUST            MFS VIT NEW DISCOVERY
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2013             2012             2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............            3,616            7,050            4,161            4,939
Units issued and transferred
   from other funding options......               --               --               --               --
Units redeemed and transferred to
   other funding options...........             (99)          (3,434)            (867)            (778)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................            3,517            3,616            3,294            4,161
                                     ===============  ===============  ===============  ===============


                                                                        MIST ALLIANCEBERNSTEIN GLOBAL
                                            MFS VIT RESEARCH                 DYNAMIC ALLOCATION
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2013            2012             2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............            8,335            8,675      267,334,005      168,434,681
Units issued and transferred
   from other funding options......               92               --       49,782,034      116,824,775
Units redeemed and transferred to
   other funding options...........            (295)            (340)     (30,859,953)     (17,925,451)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................            8,132            8,335      286,256,086      267,334,005
                                     ===============  ===============  ===============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:


                                              MIST AMERICAN                  MIST AMERICAN FUNDS
                                        FUNDS BALANCED ALLOCATION             GROWTH ALLOCATION
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  -------------------------------
                                           2013            2012             2013             2012
                                     ---------------  ---------------  --------------  ---------------

Units beginning of year............      292,605,761      306,967,734     149,020,463      159,224,115
Units issued and transferred
   from other funding options......       18,431,005       19,362,093      20,136,813       14,465,078
Units redeemed and transferred to
   other funding options...........     (34,206,231)     (33,724,066)    (21,362,764)     (24,668,730)
                                     ---------------  ---------------  --------------  ---------------
Units end of year..................      276,830,535      292,605,761     147,794,512      149,020,463
                                     ===============  ===============  ==============  ===============


                                                                             MIST AMERICAN FUNDS
                                       MIST AMERICAN FUNDS GROWTH            MODERATE ALLOCATION
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                          2013             2012             2013            2012
                                     ---------------  --------------  ---------------  ---------------

Units beginning of year............       54,812,434      64,256,598      159,499,085      168,982,398
Units issued and transferred
   from other funding options......       19,877,224       8,420,717        6,661,377       10,897,945
Units redeemed and transferred to
   other funding options...........     (15,095,840)    (17,864,881)     (18,387,247)     (20,381,258)
                                     ---------------  --------------  ---------------  ---------------
Units end of year..................       59,593,818      54,812,434      147,773,215      159,499,085
                                     ===============  ==============  ===============  ===============


                                          MIST AQR GLOBAL RISK             MIST BLACKROCK GLOBAL
                                                BALANCED                    TACTICAL STRATEGIES
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                          2013             2012             2013            2012
                                     --------------  ---------------  ---------------  ---------------

Units beginning of year............     324,843,850      179,038,392      471,913,542      297,189,715
Units issued and transferred
   from other funding options......      59,582,950      166,064,494       76,646,145      206,814,495
Units redeemed and transferred to
   other funding options...........    (89,318,604)     (20,259,036)     (60,984,960)     (32,090,668)
                                     --------------  ---------------  ---------------  ---------------
Units end of year..................     295,108,196      324,843,850      487,574,727      471,913,542
                                     ==============  ===============  ===============  ===============


                                        MIST BLACKROCK HIGH YIELD       MIST BLACKROCK LARGE CAP CORE
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  -------------------------------
                                           2013            2012             2013             2012
                                     ---------------  ---------------  --------------  ---------------

Units beginning of year............       11,949,833       10,891,616       1,423,242        1,414,721
Units issued and transferred
   from other funding options......        4,448,298        6,729,999         248,426          448,336
Units redeemed and transferred to
   other funding options...........      (5,614,449)      (5,671,782)       (411,414)        (439,815)
                                     ---------------  ---------------  --------------  ---------------
Units end of year..................       10,783,682       11,949,833       1,260,254        1,423,242
                                     ===============  ===============  ==============  ===============


                                                                               MIST CLEARBRIDGE
                                     MIST CLARION GLOBAL REAL ESTATE         AGGRESSIVE GROWTH II
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2013             2012              2013            2012
                                     ---------------  --------------   ---------------  ---------------

Units beginning of year............       10,967,900      11,304,866           687,043          543,584
Units issued and transferred
   from other funding options......        3,149,547       2,105,122           252,978          362,623
Units redeemed and transferred to
   other funding options...........      (3,017,856)     (2,442,088)         (335,228)        (219,164)
                                     ---------------  --------------   ---------------  ---------------
Units end of year..................       11,099,591      10,967,900           604,793          687,043
                                     ===============  ==============   ===============  ===============


                                            MIST CLEARBRIDGE                MIST GOLDMAN SACHS
                                            AGGRESSIVE GROWTH                  MID CAP VALUE
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     --------------  ---------------  ---------------  --------------

Units beginning of year............      33,802,849       35,764,496        8,486,283       9,263,271
Units issued and transferred
   from other funding options......      12,353,599        7,911,776        2,123,717       1,124,342
Units redeemed and transferred to
   other funding options...........     (9,856,765)      (9,873,423)      (2,670,616)     (1,901,330)
                                     --------------  ---------------  ---------------  --------------
Units end of year..................      36,299,683       33,802,849        7,939,384       8,486,283
                                     ==============  ===============  ===============  ==============

                                           MIST HARRIS OAKMARK                MIST INVESCO
                                              INTERNATIONAL             BALANCED-RISK ALLOCATION
                                               SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  -------------------------------
                                          2013            2012             2013          2012 (b)
                                     --------------  --------------  ---------------  --------------

Units beginning of year............      25,722,293      28,033,038      631,214,101              --
Units issued and transferred
   from other funding options......       6,769,558       5,193,899      443,294,590     650,591,123
Units redeemed and transferred to
   other funding options...........     (6,722,399)     (7,504,644)    (273,647,738)    (19,377,022)
                                     --------------  --------------  ---------------  --------------
Units end of year..................      25,769,452      25,722,293      800,860,953     631,214,101
                                     ==============  ==============  ===============  ==============



                                          MIST INVESCO COMSTOCK           MIST INVESCO MID CAP VALUE
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2013            2012              2013            2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............       26,662,653       25,137,797        5,175,603        5,366,862
Units issued and transferred
   from other funding options......        6,360,415        7,479,612          726,776          997,969
Units redeemed and transferred to
   other funding options...........      (6,133,804)      (5,954,756)      (1,282,477)      (1,189,228)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................       26,889,264       26,662,653        4,619,902        5,175,603
                                     ===============  ===============  ===============  ===============



                                      MIST INVESCO SMALL CAP GROWTH       MIST JPMORGAN CORE BOND
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............      13,528,657       13,942,780      31,242,391       32,528,572
Units issued and transferred
   from other funding options......       3,270,520        3,212,680      69,538,044        7,302,721
Units redeemed and transferred to
   other funding options...........     (3,796,043)      (3,626,803)    (71,340,945)      (8,588,902)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................      13,003,134       13,528,657      29,439,490       31,242,391
                                     ==============  ===============  ==============  ===============

                                           MIST JPMORGAN GLOBAL
                                             ACTIVE ALLOCATION          MIST JPMORGAN SMALL CAP VALUE
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  -------------------------------
                                           2013          2012 (b)           2013             2012
                                     ---------------  ---------------  ---------------  --------------

Units beginning of year............      269,034,003               --        1,643,159       1,650,824
Units issued and transferred
   from other funding options......      441,036,411      274,291,117          124,281         241,604
Units redeemed and transferred to
   other funding options...........     (60,216,445)      (5,257,114)        (311,857)       (249,269)
                                     ---------------  ---------------  ---------------  --------------
Units end of year..................      649,853,969      269,034,003        1,455,583       1,643,159
                                     ===============  ===============  ===============  ==============


                                            MIST LOOMIS SAYLES                MIST LORD ABBETT
                                              GLOBAL MARKETS                   BOND DEBENTURE
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  ------------------------------
                                           2013            2012             2013            2012
                                     ---------------  ---------------  --------------  --------------

Units beginning of year............       12,318,466       13,161,956      10,178,078      10,848,076
Units issued and transferred
   from other funding options......        1,930,340        2,618,481       2,088,131       1,371,896
Units redeemed and transferred to
   other funding options...........      (3,405,983)      (3,461,971)     (2,925,191)     (2,041,894)
                                     ---------------  ---------------  --------------  --------------
Units end of year..................       10,842,823       12,318,466       9,341,018      10,178,078
                                     ===============  ===============  ==============  ==============


                                          MIST MET/EATON VANCE                MIST MET/FRANKLIN
                                              FLOATING RATE               LOW DURATION TOTAL RETURN
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  ------------------------------
                                           2013            2012             2013            2012
                                     ---------------  ---------------  --------------  --------------

Units beginning of year............        5,007,151        4,263,176       4,349,231       2,835,514
Units issued and transferred
   from other funding options......        4,910,363        2,295,738      13,737,199       2,859,109
Units redeemed and transferred to
   other funding options...........      (2,397,545)      (1,551,763)     (4,035,637)     (1,345,392)
                                     ---------------  ---------------  --------------  --------------
Units end of year..................        7,519,969        5,007,151      14,050,793       4,349,231
                                     ===============  ===============  ==============  ==============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:


                                           MIST MET/TEMPLETON                 MIST METLIFE
                                           INTERNATIONAL BOND              AGGRESSIVE STRATEGY
                                               SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  -------------------------------
                                          2013            2012            2013             2012
                                     --------------  --------------  --------------  ---------------

Units beginning of year............       4,238,395       4,276,073      44,655,767       49,390,389
Units issued and transferred
   from other funding options......         985,885       1,128,325       4,811,432        4,301,820
Units redeemed and transferred to
   other funding options...........     (1,318,951)     (1,166,003)     (7,015,919)      (9,036,442)
                                     --------------  --------------  --------------  ---------------
Units end of year..................       3,905,329       4,238,395      42,451,280       44,655,767
                                     ==============  ==============  ==============  ===============


                                               MIST METLIFE                     MIST METLIFE
                                               BALANCED PLUS                  BALANCED STRATEGY
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2013             2012             2013            2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............      438,994,467      257,076,022      550,560,779      592,824,603
Units issued and transferred
   from other funding options......      154,477,158      208,342,594       36,007,453       38,366,523
Units redeemed and transferred to
   other funding options...........     (46,374,998)     (26,424,149)     (67,366,811)     (80,630,347)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................      547,096,627      438,994,467      519,201,421      550,560,779
                                     ===============  ===============  ===============  ===============


                                              MIST METLIFE                      MIST METLIFE
                                           DEFENSIVE STRATEGY                  GROWTH STRATEGY
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2013             2012             2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............      178,585,503      186,262,512      407,576,342      446,977,194
Units issued and transferred
   from other funding options......       12,195,405       36,676,249       80,860,643       23,060,082
Units redeemed and transferred to
   other funding options...........     (50,200,387)     (44,353,258)     (53,560,238)     (62,460,934)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................      140,580,521      178,585,503      434,876,747      407,576,342
                                     ===============  ===============  ===============  ===============

                                              MIST METLIFE               MIST METLIFE MULTI-INDEX
                                            MODERATE STRATEGY                  TARGETED RISK
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  ------------------------------
                                          2013             2012            2013          2012 (c)
                                     --------------  ---------------  --------------  --------------

Units beginning of year............     266,549,696      281,377,647      11,094,386              --
Units issued and transferred
   from other funding options......      19,283,696       27,689,670     150,360,164      11,117,372
Units redeemed and transferred to
   other funding options...........    (38,726,315)     (42,517,621)     (7,504,407)        (22,986)
                                     --------------  ---------------  --------------  --------------
Units end of year..................     247,107,077      266,549,696     153,950,143      11,094,386
                                     ==============  ===============  ==============  ==============


                                                MIST MFS                         MIST MFS
                                         EMERGING MARKETS EQUITY          RESEARCH INTERNATIONAL
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     ---------------  --------------  ---------------  --------------

Units beginning of year............       38,352,212      37,004,554       21,667,563      22,841,018
Units issued and transferred
   from other funding options......       12,177,917       9,475,344        2,142,621       3,053,885
Units redeemed and transferred to
   other funding options...........      (8,906,952)     (8,127,686)      (4,193,701)     (4,227,340)
                                     ---------------  --------------  ---------------  --------------
Units end of year..................       41,623,177      38,352,212       19,616,483      21,667,563
                                     ===============  ==============  ===============  ==============


                                           MIST MORGAN STANLEY               MIST OPPENHEIMER
                                             MID CAP GROWTH                    GLOBAL EQUITY
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012             2013            2012
                                     ---------------  --------------  ---------------  --------------

Units beginning of year............       12,225,316       8,735,505          500,711         559,531
Units issued and transferred
   from other funding options......        3,100,228       4,900,360        3,443,548          38,793
Units redeemed and transferred to
   other funding options...........      (2,225,641)     (1,410,549)        (816,539)        (97,613)
                                     ---------------  --------------  ---------------  --------------
Units end of year..................       13,099,903      12,225,316        3,127,720         500,711
                                     ===============  ==============  ===============  ==============

                                               MIST PIMCO                       MIST PIMCO
                                        INFLATION PROTECTED BOND               TOTAL RETURN
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013            2012             2013            2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............      64,013,091       63,087,877     128,302,689      132,311,947
Units issued and transferred
   from other funding options......      14,947,068       16,960,767      24,830,457       27,859,521
Units redeemed and transferred to
   other funding options...........    (21,311,654)     (16,035,553)    (34,713,308)     (31,868,779)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................      57,648,505       64,013,091     118,419,838      128,302,689
                                     ==============  ===============  ==============  ===============


                                                                               MIST PIONEER
                                            MIST PIONEER FUND                STRATEGIC INCOME
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013            2012             2013            2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............      11,331,680        9,480,402      29,638,373       24,444,162
Units issued and transferred
   from other funding options......       3,073,514        3,453,766      17,942,693       10,611,047
Units redeemed and transferred to
   other funding options...........     (1,972,643)      (1,602,488)     (6,131,045)      (5,416,836)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................      12,432,551       11,331,680      41,450,021       29,638,373
                                     ==============  ===============  ==============  ===============


                                              MIST PYRAMIS             MIST PYRAMIS
                                            GOVERNMENT INCOME          MANAGED RISK
                                               SUB-ACCOUNT              SUB-ACCOUNT
                                     -------------------------------  --------------
                                          2013            2012           2013 (d)
                                     --------------  ---------------  --------------

Units beginning of year............      88,599,553       45,618,019              --
Units issued and transferred
   from other funding options......      20,394,869       64,826,342       7,910,133
Units redeemed and transferred to
   other funding options...........    (39,506,061)     (21,844,808)       (616,086)
                                     --------------  ---------------  --------------
Units end of year..................      69,488,361       88,599,553       7,294,047
                                     ==============  ===============  ==============

                                             MIST SCHRODERS                      MIST SSGA
                                           GLOBAL MULTI-ASSET              GROWTH AND INCOME ETF
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013          2012 (b)           2013             2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............     179,641,654               --     118,446,237      120,297,977
Units issued and transferred
   from other funding options......     254,720,312      184,349,381       8,842,539       17,478,592
Units redeemed and transferred to
   other funding options...........    (59,100,608)      (4,707,727)    (16,853,399)     (19,330,332)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................     375,261,358      179,641,654     110,435,377      118,446,237
                                     ==============  ===============  ==============  ===============


                                                                            MIST T. ROWE PRICE
                                          MIST SSGA GROWTH ETF                LARGE CAP VALUE
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013            2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............      36,733,044       37,984,453      12,231,249       13,446,503
Units issued and transferred
   from other funding options......       5,769,705        8,263,310       1,603,300        1,153,503
Units redeemed and transferred to
   other funding options...........     (6,583,525)      (9,514,719)     (2,513,569)      (2,368,757)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................      35,919,224       36,733,044      11,320,980       12,231,249
                                     ==============  ===============  ==============  ===============


                                           MIST T. ROWE PRICE                MIST THIRD AVENUE
                                             MID CAP GROWTH                   SMALL CAP VALUE
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............      41,941,697       44,089,511      15,859,523       18,611,699
Units issued and transferred
   from other funding options......       6,286,743        7,017,740       1,894,187        1,630,404
Units redeemed and transferred to
   other funding options...........    (10,262,528)      (9,165,554)     (3,760,994)      (4,382,580)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................      37,965,912       41,941,697      13,992,716       15,859,523
                                     ==============  ===============  ==============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONTINUED)
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:


                                           MSF BAILLIE GIFFORD                  MSF BARCLAYS
                                           INTERNATIONAL STOCK              AGGREGATE BOND INDEX
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                          2013             2012             2013            2012
                                     ---------------  --------------  ---------------  ---------------

Units beginning of year............          219,106         282,028       10,756,748        8,083,366
Units issued and transferred
   from other funding options......       35,014,663          25,473        6,105,533        4,814,657
Units redeemed and transferred to
   other funding options...........      (5,683,952)        (88,395)      (3,325,344)      (2,141,275)
                                     ---------------  --------------  ---------------  ---------------
Units end of year..................       29,549,817         219,106       13,536,937       10,756,748
                                     ===============  ==============  ===============  ===============


                                              MSF BLACKROCK                   MSF BLACKROCK
                                               BOND INCOME                CAPITAL APPRECIATION
                                               SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  -------------------------------
                                          2013            2012            2013             2012
                                     --------------  --------------  ---------------  --------------

Units beginning of year............       1,045,629         953,075          745,728         814,200
Units issued and transferred
   from other funding options......         259,586         277,049          149,273         197,460
Units redeemed and transferred to
   other funding options...........       (250,867)       (184,495)        (173,786)       (265,932)
                                     --------------  --------------  ---------------  --------------
Units end of year..................       1,054,348       1,045,629          721,215         745,728
                                     ==============  ==============  ===============  ==============


                                               MSF BLACKROCK                    MSF BLACKROCK
                                              LARGE CAP VALUE                   MONEY MARKET
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  -------------------------------
                                           2013            2012             2013             2012
                                     ---------------  ---------------  --------------  ---------------

Units beginning of year............          230,438          252,494      53,484,009       59,067,302
Units issued and transferred
   from other funding options......           39,765           44,601      42,460,926       43,722,394
Units redeemed and transferred to
   other funding options...........         (45,013)         (66,657)    (51,615,737)     (49,305,687)
                                     ---------------  ---------------  --------------  ---------------
Units end of year..................          225,190          230,438      44,329,198       53,484,009
                                     ===============  ===============  ==============  ===============

                                                                        MSF FRONTIER
                                          MSF DAVIS VENTURE VALUE      MID CAP GROWTH         MSF JENNISON GROWTH
                                                SUB-ACCOUNT              SUB-ACCOUNT              SUB-ACCOUNT
                                     --------------------------------  ---------------  -------------------------------
                                           2013             2012          2013 (d)           2013             2012
                                     ---------------  ---------------  ---------------  ---------------  --------------

Units beginning of year............       41,401,029       48,368,185               --       35,125,323      20,877,221
Units issued and transferred
   from other funding options......        3,841,529        3,838,366        5,813,772        6,890,303      22,832,898
Units redeemed and transferred to
   other funding options...........      (9,032,971)     (10,805,522)      (1,046,051)      (9,441,429)     (8,584,796)
                                     ---------------  ---------------  ---------------  ---------------  --------------
Units end of year..................       36,209,587       41,401,029        4,767,721       32,574,197      35,125,323
                                     ===============  ===============  ===============  ===============  ==============


                                             MSF LOOMIS SAYLES                MSF LOOMIS SAYLES
                                              SMALL CAP CORE                  SMALL CAP GROWTH
                                                SUB-ACCOUNT                      SUB-ACCOUNT
                                     --------------------------------  -------------------------------
                                           2013            2012             2013           2012 (b)
                                     ---------------  ---------------  ---------------  --------------

Units beginning of year............          330,015          310,374            3,306              --
Units issued and transferred
   from other funding options......           60,857           98,496           13,578           3,306
Units redeemed and transferred to
   other funding options...........        (107,545)         (78,855)          (4,378)              --
                                     ---------------  ---------------  ---------------  --------------
Units end of year..................          283,327          330,015           12,506           3,306
                                     ===============  ===============  ===============  ==============


                                             MSF MET/ARTISAN
                                              MID CAP VALUE
                                               SUB-ACCOUNT
                                     -------------------------------
                                          2013             2012
                                     --------------  ---------------

Units beginning of year............      13,419,571       14,599,235
Units issued and transferred
   from other funding options......       2,613,526        1,633,041
Units redeemed and transferred to
   other funding options...........     (2,907,307)      (2,812,705)
                                     --------------  ---------------
Units end of year..................      13,125,790       13,419,571
                                     ==============  ===============

                                           MSF MET/DIMENSIONAL                   MSF METLIFE
                                       INTERNATIONAL SMALL COMPANY         CONSERVATIVE ALLOCATION
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2013             2012             2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............        3,203,412        3,336,605          735,694          850,770
Units issued and transferred
   from other funding options......          832,391          791,959           51,604           73,579
Units redeemed and transferred to
   other funding options...........        (827,252)        (925,152)        (230,263)        (188,655)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................        3,208,551        3,203,412          557,035          735,694
                                     ===============  ===============  ===============  ===============


                                       MSF METLIFE CONSERVATIVE TO               MSF METLIFE
                                           MODERATE ALLOCATION               MID CAP STOCK INDEX
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2013             2012             2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............          588,986          608,383        4,914,049        4,708,991
Units issued and transferred
   from other funding options......           17,083           51,385        2,339,087        1,761,634
Units redeemed and transferred to
   other funding options...........         (55,173)         (70,782)      (1,751,777)      (1,556,576)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................          550,896          588,986        5,501,359        4,914,049
                                     ===============  ===============  ===============  ===============


                                               MSF METLIFE                        MSF METLIFE
                                           MODERATE ALLOCATION         MODERATE TO AGGRESSIVE ALLOCATION
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  ----------------------------------
                                          2013             2012              2013             2012
                                     ---------------  ---------------   ---------------  ---------------

Units beginning of year............        3,326,548        3,930,913         4,335,356        4,632,179
Units issued and transferred
   from other funding options......           91,734          324,723            54,564           71,059
Units redeemed and transferred to
   other funding options...........        (345,160)        (929,088)         (462,019)        (367,882)
                                     ---------------  ---------------   ---------------  ---------------
Units end of year..................        3,073,122        3,326,548         3,927,901        4,335,356
                                     ===============  ===============   ===============  ===============

                                         MSF METLIFE STOCK INDEX         MSF MFS TOTAL RETURN                 MSF MFS VALUE
                                               SUB-ACCOUNT                    SUB-ACCOUNT                      SUB-ACCOUNT
                                     ------------------------------  ------------------------------  ------------------------------
                                          2013            2012            2013            2012            2013            2012
                                     --------------  --------------  --------------  --------------  --------------  --------------

Units beginning of year............      29,109,224      25,347,914         730,405         826,212       3,025,966       3,145,406
Units issued and transferred
   from other funding options......       6,636,730      14,585,302         213,323         113,713      11,667,337         433,811
Units redeemed and transferred to
   other funding options...........     (7,121,566)    (10,823,992)       (129,604)       (209,520)     (2,553,425)       (553,251)
                                     --------------  --------------  --------------  --------------  --------------  --------------
Units end of year..................      28,624,388      29,109,224         814,124         730,405      12,139,878       3,025,966
                                     ==============  ==============  ==============  ==============  ==============  ==============


                                           MSF MSCI EAFE INDEX         MSF NEUBERGER BERMAN GENESIS       MSF RUSSELL 2000 INDEX
                                               SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT
                                     -------------------------------  ------------------------------  ------------------------------
                                          2013             2012            2013            2012            2013            2012
                                     ---------------  --------------  --------------  --------------  --------------  --------------

Units beginning of year............        7,172,234       6,390,970         626,194         647,811       5,078,788       3,926,223
Units issued and transferred
   from other funding options......        3,468,301       2,557,262       8,992,058         169,024       2,243,147       3,452,677
Units redeemed and transferred to
   other funding options...........      (1,830,889)     (1,775,998)     (1,598,077)       (190,641)     (1,486,434)     (2,300,112)
                                     ---------------  --------------  --------------  --------------  --------------  --------------
Units end of year..................        8,809,646       7,172,234       8,020,175         626,194       5,835,501       5,078,788
                                     ===============  ==============  ==============  ==============  ==============  ==============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7.  SCHEDULES OF UNITS -- (CONCLUDED)
    FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:



                                            MSF T. ROWE PRICE               MSF T. ROWE PRICE
                                            LARGE CAP GROWTH                SMALL CAP GROWTH
                                               SUB-ACCOUNT                     SUB-ACCOUNT
                                     ------------------------------  -------------------------------
                                          2013            2012            2013             2012
                                     --------------  --------------  ---------------  --------------

Units beginning of year............          39,346          44,809          380,162         417,381
Units issued and transferred
   from other funding options......      18,370,073          21,120           74,979          41,453
Units redeemed and transferred to
   other funding options...........     (3,721,339)        (26,583)         (98,222)        (78,672)
                                     --------------  --------------  ---------------  --------------
Units end of year..................      14,688,080          39,346          356,919         380,162
                                     ==============  ==============  ===============  ==============


                                               MSF VAN ECK              MSF WESTERN ASSET MANAGEMENT
                                        GLOBAL NATURAL RESOURCES               U.S. GOVERNMENT
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                           2013            2012             2013            2012
                                     ---------------  --------------  ---------------  ---------------

Units beginning of year............        7,200,491       6,910,683       17,244,875       16,038,241
Units issued and transferred
   from other funding options......        1,538,360       2,301,818        4,180,259        6,048,090
Units redeemed and transferred to
   other funding options...........      (2,460,184)     (2,012,010)      (5,007,641)      (4,841,456)
                                     ---------------  --------------  ---------------  ---------------
Units end of year..................        6,278,667       7,200,491       16,417,493       17,244,875
                                     ===============  ==============  ===============  ===============



                                        NEUBERGER BERMAN GENESIS         OPPENHEIMER VA CORE BOND
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     --------------  ---------------  --------------  ---------------

Units beginning of year............             474              474           1,541            1,878
Units issued and transferred
   from other funding options......              --               --              --               --
Units redeemed and transferred to
   other funding options...........              --               --            (48)            (337)
                                     --------------  ---------------  --------------  ---------------
Units end of year..................             474              474           1,493            1,541
                                     ==============  ===============  ==============  ===============


                                             OPPENHEIMER VA
                                         GLOBAL STRATEGIC INCOME         OPPENHEIMER VA MAIN STREET
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  -------------------------------
                                           2013            2012             2013             2012
                                     ---------------  ---------------  --------------  ---------------

Units beginning of year............              443              443          14,959           22,109
Units issued and transferred
   from other funding options......               --               --              --               --
Units redeemed and transferred to
   other funding options...........               --               --           (643)          (7,150)
                                     ---------------  ---------------  --------------  ---------------
Units end of year..................              443              443          14,316           14,959
                                     ===============  ===============  ==============  ===============


                                             OPPENHEIMER VA
                                          MAIN STREET SMALL CAP             OPPENHEIMER VA MONEY
                                               SUB-ACCOUNT                       SUB-ACCOUNT
                                     -------------------------------  --------------------------------
                                          2013             2012             2013            2012
                                     ---------------  --------------  ---------------  ---------------

Units beginning of year............        5,041,901       4,964,464           20,150           20,177
Units issued and transferred
   from other funding options......          643,815         773,448               --               --
Units redeemed and transferred to
   other funding options...........      (1,030,426)       (696,011)         (19,427)             (27)
                                     ---------------  --------------  ---------------  ---------------
Units end of year..................        4,655,290       5,041,901              723           20,150
                                     ===============  ==============  ===============  ===============



                                      PIONEER VCT DISCIPLINED VALUE    PIONEER VCT EMERGING MARKETS
                                               SUB-ACCOUNT                      SUB-ACCOUNT
                                     -------------------------------  -------------------------------
                                          2013             2012            2013             2012
                                     --------------  ---------------  ---------------  --------------

Units beginning of year............         229,721          238,409           49,333          48,427
Units issued and transferred
   from other funding options......           2,035           15,082            8,618          17,770
Units redeemed and transferred to
   other funding options...........        (61,099)         (23,770)         (11,263)        (16,864)
                                     --------------  ---------------  ---------------  --------------
Units end of year..................         170,657          229,721           46,688          49,333
                                     ==============  ===============  ===============  ==============

                                                                                  PIONEER VCT
                                        PIONEER VCT EQUITY INCOME         IBBOTSON GROWTH ALLOCATION
                                               SUB-ACCOUNT                        SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                          2013             2012              2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............           24,722           17,862        1,199,751        1,225,572
Units issued and transferred
   from other funding options......              147            7,715           24,774           43,759
Units redeemed and transferred to
   other funding options...........          (2,177)            (855)        (109,548)         (69,580)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................           22,692           24,722        1,114,977        1,199,751
                                     ===============  ===============  ===============  ===============


                                           PIONEER VCT IBBOTSON
                                            MODERATE ALLOCATION            PIONEER VCT MID CAP VALUE
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2013             2012             2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............        1,789,015        1,795,010        1,769,793        1,688,831
Units issued and transferred
   from other funding options......           15,433           57,414          220,661          381,410
Units redeemed and transferred to
   other funding options...........        (144,208)         (63,409)        (270,601)        (300,448)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................        1,660,240        1,789,015        1,719,853        1,769,793
                                     ===============  ===============  ===============  ===============



                                      PIONEER VCT REAL ESTATE SHARES      T. ROWE PRICE GROWTH STOCK
                                                SUB-ACCOUNT                       SUB-ACCOUNT
                                     --------------------------------  --------------------------------
                                           2013             2012             2013             2012
                                     ---------------  ---------------  ---------------  ---------------

Units beginning of year............           10,700           12,968           66,302           73,401
Units issued and transferred
   from other funding options......            1,372            2,570            6,234            5,154
Units redeemed and transferred to
   other funding options...........            (673)          (4,838)          (9,965)         (12,253)
                                     ---------------  ---------------  ---------------  ---------------
Units end of year..................           11,399           10,700           62,571           66,302
                                     ===============  ===============  ===============  ===============

                                     T. ROWE PRICE INTERNATIONAL STOCK      T. ROWE PRICE PRIME RESERVE
                                                SUB-ACCOUNT                         SUB-ACCOUNT
                                     ----------------------------------  ---------------------------------
                                           2013              2012             2013              2012
                                     ----------------  ---------------   ---------------  ----------------

Units beginning of year............            45,736           59,337            40,746            54,384
Units issued and transferred
   from other funding options......             1,435            2,844            30,026            24,475
Units redeemed and transferred to
   other funding options...........           (5,811)         (16,445)          (39,029)          (38,113)
                                     ----------------  ---------------   ---------------  ----------------
Units end of year..................            41,360           45,736            31,743            40,746
                                     ================  ===============   ===============  ================


                                           UIF U.S. REAL ESTATE
                                                SUB-ACCOUNT
                                     --------------------------------
                                           2013            2012
                                     ---------------  ---------------

Units beginning of year............        2,343,331        2,367,197
Units issued and transferred
   from other funding options......          692,925          610,442
Units redeemed and transferred to
   other funding options...........        (505,065)        (634,308)
                                     ---------------  ---------------
Units end of year..................        2,531,191        2,343,331
                                     ===============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.
(d) For the period April 29, 2013 to December 31, 2013.

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS


The Company sells a number of variable annuity products which have unique combinations of features and fees, some of which directly affect the unit values of the Sub-Accounts. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund, for the respective stated periods in the five years ended December 31, 2013:

                                                     AS OF DECEMBER 31
                                       ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO           NET
                                           UNITS       HIGHEST ($)      ASSETS ($)
                                       ------------  ---------------  --------------
  Alger Small Cap Growth         2013     4,387,118    14.41 - 14.70      63,772,199
     Sub-Account                 2012     4,795,545    10.89 - 11.09      52,626,085
                                 2011     5,212,661      9.82 - 9.98      51,540,007
                                 2010     5,634,931    10.28 - 10.44      58,325,342
                                 2009     6,156,883      8.32 - 8.44      51,552,207

  American Funds Bond            2013     8,361,945    15.94 - 18.68     146,158,351
     Sub-Account                 2012     7,687,811    16.60 - 19.27     139,213,016
                                 2011     6,703,194    16.06 - 18.46     116,697,267
                                 2010     5,183,483    15.43 - 17.57      86,203,052
                                 2009     3,608,245    14.77 - 16.66      57,212,613

  American Funds Global          2013     8,333,553    32.79 - 41.42     314,826,203
     Growth Sub-Account          2012     8,485,913    25.98 - 32.35     251,295,328
                                 2011     8,205,329    21.69 - 26.44     200,460,185
                                 2010     7,470,107    24.36 - 29.30     202,441,649
                                 2009     6,579,263    22.30 - 26.47     161,438,857

  American Funds Global Small    2013     3,375,743    33.79 - 39.59     124,184,003
     Capitalization Sub-Account  2012     3,385,796    26.85 - 31.14      98,386,346
                                 2011     3,080,674    23.15 - 26.58      76,801,888
                                 2010     2,578,008    29.19 - 33.17      80,582,925
                                 2009     2,262,060    24.30 - 27.34      58,608,602

  American Funds Growth          2013     3,937,244  168.83 - 257.41     856,560,204
     Sub-Account                 2012     4,113,319  132.79 - 199.62     696,665,988
                                 2011     3,976,212  115.27 - 170.85     577,437,630
                                 2010     3,717,676  123.22 - 180.08     568,813,924
                                 2009     3,225,880  106.24 - 153.09     419,749,811

  American Funds                 2013     2,581,885  117.99 - 179.88     388,319,990
     Growth-Income Sub-Account   2012     2,745,842   90.43 - 135.94     312,823,451
                                 2011     2,773,925   78.78 - 116.75     272,388,909
                                 2010     2,639,070   82.11 - 119.99     266,511,951
                                 2009     2,398,146   75.40 - 108.65     219,689,912

  DWS I International            2013     1,888,612      9.76 - 9.85      18,592,794
     Sub-Account                 2012     2,040,232      8.24 - 8.30      16,933,216
                                 2011     2,245,605      6.92 - 6.97      15,659,285
                                 2010     2,471,385      8.43 - 8.48      20,962,763
                                 2009     2,700,348      8.41 - 8.46      22,845,161

                                                  FOR THE YEAR ENDED DECEMBER 31
                                       --------------------------------------------------
                                       INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                          INCOME          LOWEST TO          LOWEST TO
                                         RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       -------------  ----------------  -----------------
  Alger Small Cap Growth         2013         --        1.25 - 1.40         32.40 - 32.59
     Sub-Account                 2012         --        1.25 - 1.40         10.93 - 11.09
                                 2011         --        1.25 - 1.40       (4.52) - (4.38)
                                 2010         --        1.25 - 1.40         23.54 - 23.73
                                 2009         --        1.25 - 1.40         43.49 - 43.70

  American Funds Bond            2013       1.84        0.95 - 1.90       (4.00) - (3.08)
     Sub-Account                 2012       2.64        0.95 - 1.90           3.38 - 4.37
                                 2011       3.37        0.95 - 1.90           4.11 - 5.11
                                 2010       3.44        0.95 - 1.90           4.44 - 5.44
                                 2009       3.86        0.95 - 1.90         10.49 - 11.54

  American Funds Global          2013       1.26        0.90 - 2.30         26.24 - 28.02
     Growth Sub-Account          2012       0.94        0.90 - 2.30          7.06 - 21.40
                                 2011       1.37        0.95 - 2.30      (10.95) - (9.75)
                                 2010       1.56        0.95 - 2.30          9.21 - 10.69
                                 2009       1.51        0.95 - 2.30         39.07 - 40.96

  American Funds Global Small    2013       0.87        0.89 - 1.90         25.87 - 27.14
     Capitalization Sub-Account  2012       1.35        0.89 - 1.90          2.91 - 17.13
                                 2011       1.34        0.89 - 1.90     (20.66) - (19.86)
                                 2010       1.75        0.89 - 1.90         20.11 - 21.33
                                 2009       0.31        0.89 - 1.90         58.26 - 59.86

  American Funds Growth          2013       0.93        0.89 - 2.30         27.15 - 28.95
     Sub-Account                 2012       0.81        0.89 - 2.30          1.85 - 16.84
                                 2011       0.63        0.89 - 2.30       (6.45) - (5.12)
                                 2010       0.77        0.89 - 2.30         15.98 - 17.63
                                 2009       0.71        0.89 - 2.30         36.24 - 38.18

  American Funds                 2013       1.35        0.89 - 2.30         30.47 - 32.32
     Growth-Income Sub-Account   2012       1.64        0.89 - 2.30         14.80 - 16.44
                                 2011       1.60        0.89 - 2.30       (4.06) - (2.70)
                                 2010       1.55        0.89 - 2.30          8.90 - 10.44
                                 2009       1.74        0.89 - 2.30         28.26 - 30.08

  DWS I International            2013       5.30        1.35 - 1.40         18.56 - 18.62
     Sub-Account                 2012       2.19        1.35 - 1.40         18.96 - 19.02
                                 2011       1.83        1.35 - 1.40     (17.83) - (17.79)
                                 2010       2.18        1.35 - 1.40           0.21 - 0.26
                                 2009       4.39        1.35 - 1.40         31.67 - 31.73

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                  AS OF DECEMBER 31                          FOR THE YEAR ENDED DECEMBER 31
                                    ---------------------------------------------  -------------------------------------------------
                                                    UNIT VALUE                     INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                                     LOWEST TO           NET          INCOME          LOWEST TO         LOWEST TO
                                        UNITS       HIGHEST ($)      ASSETS ($)      RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                    ------------  ---------------  --------------  -------------  ----------------  ----------------
  Federated High Income Bond  2013         2,545            10.28          26,166       6.76               1.40                 5.50
     Sub-Account              2012         2,556             9.74          24,908       8.87               1.40                13.09
                              2011         3,549             8.62          30,572       8.62               1.40                 3.71
                              2010         3,566             8.31          29,620       7.89               1.40                13.13
                              2009         3,582             7.34          26,300       8.35               1.40                50.72

  Federated Kaufman           2013         5,836             7.70          44,907         --               1.40                38.18
     Sub-Account              2012         6,002             5.57          33,424         --               1.40                15.65
     (Commenced 3/15/2010)    2011        12,138             4.82          58,454       1.12               1.40              (14.47)
                              2010        14,184             5.63          79,874         --               1.40                13.09

  Fidelity VIP Asset Manager  2013     5,885,530    14.88 - 15.70      88,274,483       1.55        0.89 - 1.40        14.10 - 14.68
     Sub-Account              2012     6,517,939    13.04 - 13.69      85,640,352       1.49        0.89 - 1.40        10.91 - 11.48
                              2011     7,353,740    11.75 - 12.28      87,071,337       1.88        0.89 - 1.40      (3.91) - (3.42)
                              2010     8,263,984    12.22 - 12.71     101,784,889       1.66        0.89 - 1.40        12.67 - 13.26
                              2009     9,345,424    10.84 - 11.23     102,112,475       2.38        0.89 - 1.40        27.32 - 27.96

  Fidelity VIP Contrafund     2013    17,717,451     5.67 - 64.36     611,972,926       1.04        0.89 - 2.25        10.23 - 30.12
     Sub-Account              2012    15,604,750    12.42 - 49.54     471,113,726       1.36        0.89 - 2.25        13.71 - 15.38
                              2011    15,588,853    10.76 - 43.00     388,526,965       1.01        0.89 - 2.25      (4.80) - (3.38)
                              2010    15,707,574    11.14 - 44.59     379,741,596       1.25        0.89 - 2.25        14.51 - 16.18
                              2009    15,955,996     9.59 - 38.44     313,576,644       1.44        0.89 - 2.25        32.65 - 34.50

  Fidelity VIP Equity-Income  2013       341,560            17.43       5,954,600       2.41               1.40                26.37
     Sub-Account              2012       400,352            13.80       5,523,241       2.96               1.40                15.67
                              2011       460,289            11.93       5,489,918       2.37               1.40               (0.43)
                              2010       530,175            11.98       6,350,751       1.75               1.40                13.56
                              2009       619,856            10.55       6,538,981       2.24               1.40                28.40

  Fidelity VIP FundsManager   2013   158,954,030    12.73 - 12.88   2,033,793,788       1.55        1.90 - 2.05        12.57 - 12.74
     50% Sub-Account          2012    39,080,828    11.31 - 11.42     443,823,085       2.69        1.90 - 2.05          1.76 - 4.11
     (Commenced 7/23/2012)

  Fidelity VIP FundsManager   2013   333,151,686    12.05 - 12.16   4,031,523,824       1.16        1.90 - 2.05        16.21 - 16.38
     60% Sub-Account          2012   345,636,001    10.37 - 10.45   3,596,633,088       1.53        1.90 - 2.05          9.33 - 9.49
     (Commenced 10/15/2009)   2011   272,464,191      9.48 - 9.54   2,591,601,265       2.00        1.90 - 2.05      (4.01) - (3.87)
                              2010   118,824,451      9.88 - 9.93   1,176,598,687       2.72        1.90 - 2.05        11.32 - 11.49
                              2009     4,074,373      8.87 - 8.90      36,215,324       3.35        1.90 - 2.05          0.07 - 0.09

  Fidelity VIP Growth         2013     8,194,380    20.10 - 21.07     165,968,439       0.29        0.89 - 1.40        34.44 - 35.13
     Sub-Account              2012     9,085,626    14.95 - 15.59     136,799,312       0.59        0.89 - 1.40        13.09 - 13.67
                              2011     9,918,387    13.22 - 13.72     131,974,709       0.36        0.89 - 1.40      (1.19) - (0.68)
                              2010    10,951,340    13.38 - 13.81     147,385,504       0.28        0.89 - 1.40        22.44 - 23.08
                              2009    11,893,241    10.93 - 11.22     130,641,959       0.45        0.89 - 1.40        26.51 - 27.14

  Fidelity VIP Index 500      2013     3,091,556    22.53 - 23.73      69,677,247       1.84        0.89 - 1.35        30.47 - 31.07
     Sub-Account              2012     3,530,426    17.27 - 18.10      60,984,620       2.03        0.89 - 1.35        14.35 - 14.88
                              2011     3,976,112    15.10 - 15.76      60,061,917       1.87        0.89 - 1.35          0.67 - 1.14
                              2010     4,565,389    14.90 - 15.58      68,501,202       1.87        0.89 - 1.40        13.42 - 14.00
                              2009     5,300,313    13.22 - 13.67      70,079,047       2.52        0.89 - 1.35        24.91 - 25.48

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                        AS OF DECEMBER 31
                                         ---------------------------------------------
                                                          UNIT VALUE
                                                           LOWEST TO          NET
                                             UNITS        HIGHEST ($)     ASSETS ($)
                                         ------------  ---------------  --------------
  Fidelity VIP Mid Cap             2013     7,792,671    52.90 - 61.01     446,581,942
     Sub-Account                   2012     7,598,912    39.68 - 45.33     324,832,892
                                   2011     6,289,465    35.30 - 39.95     237,701,501
                                   2010     4,364,581    40.36 - 45.24     187,246,537
                                   2009     3,075,278    31.99 - 35.52     103,784,411

  Fidelity VIP Money Market        2013     8,307,410     7.04 - 10.73      76,155,346
     Sub-Account                   2012     8,041,430     7.14 - 10.94      73,659,399
                                   2011     8,001,050     7.23 - 11.14      73,068,632
                                   2010     7,492,405     7.33 - 11.34      67,343,833
                                   2009     6,126,543     7.41 - 11.53      50,572,988

  Fidelity VIP Overseas            2013       447,143    12.41 - 14.19       5,925,521
     Sub-Account                   2012       509,517     9.62 - 11.02       5,241,037
                                   2011       540,072      8.06 - 9.24       4,664,192
                                   2010       593,728     9.85 - 11.30       6,266,276
                                   2009       663,667     8.81 - 10.11       6,282,775

  FTVIPT Franklin Income           2013     4,919,666    48.59 - 67.20     297,821,470
     Securities Sub-Account        2012     4,708,870    43.62 - 59.54     253,164,341
                                   2011     4,290,472    39.61 - 53.36     206,611,149
                                   2010     3,722,732    39.56 - 52.61     176,548,647
                                   2009     3,157,996    35.91 - 47.14     134,091,525

  FTVIPT Franklin Small Cap        2013     9,184,423    13.56 - 14.30     128,048,983
     Value Securities Sub-Account  2012     8,321,925    10.13 - 10.60      86,296,073
                                   2011     5,710,847      8.71 - 9.04      50,705,697
                                   2010     3,178,430      9.21 - 9.48      29,718,643
                                   2009     1,787,114      7.31 - 7.46      13,205,263

  FTVIPT Mutual Shares             2013     5,477,366    26.11 - 30.73     156,078,571
     Securities Sub-Account        2012     5,768,385    20.75 - 24.19     129,780,562
                                   2011     5,952,328    18.51 - 21.38     118,532,870
                                   2010     5,431,435    19.07 - 21.81     110,507,146
                                   2009     4,784,657    17.47 - 19.80      88,554,450

  FTVIPT Templeton Foreign         2013     2,457,017    16.25 - 38.21      87,721,293
     Securities Sub-Account        2012     2,730,167    13.46 - 31.61      80,788,377
                                   2011     2,720,421    11.59 - 27.19      69,009,193
                                   2010     2,782,005    13.20 - 30.95      79,683,759
                                   2009     2,655,441    12.40 - 29.04      70,515,555

  FTVIPT Templeton Global          2013    12,950,902    18.47 - 20.82     254,683,414
     Bond Securities Sub-Account   2012    11,067,808    18.50 - 20.69     217,063,429
                                   2011     8,104,261    16.36 - 18.15     139,986,041
                                   2010     4,997,591    16.79 - 18.48      88,294,177
                                   2009     2,853,081    14.93 - 16.31      44,636,060

  Invesco V.I. American            2013        22,147             7.39         163,713
     Franchise Sub-Account         2012        28,015             5.35         149,862
                                   2011        18,874             4.77          90,033
                                   2010        25,363             5.16         130,764
                                   2009        26,829             4.36         117,046

                                                   FOR THE YEAR ENDED DECEMBER 31
                                         --------------------------------------------------
                                         INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                            INCOME          LOWEST TO          LOWEST TO
                                           RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                         -------------  ----------------  -----------------
  Fidelity VIP Mid Cap             2013       0.28        0.95 - 1.90         33.31 - 34.59
     Sub-Account                   2012       0.43        0.95 - 1.90         12.40 - 13.47
                                   2011       0.03        0.95 - 1.90     (12.53) - (11.70)
                                   2010       0.14        0.95 - 1.90         26.16 - 27.36
                                   2009       0.54        0.95 - 1.90         37.12 - 38.43

  Fidelity VIP Money Market        2013       0.02        0.89 - 2.05       (2.01) - (0.86)
     Sub-Account                   2012       0.12        0.89 - 2.05       (1.93) - (0.76)
                                   2011       0.09        0.89 - 2.05       (1.94) - (0.77)
                                   2010       0.17        0.89 - 2.05       (1.82) - (0.65)
                                   2009       0.71        0.89 - 2.05       (0.68) - (0.17)

  Fidelity VIP Overseas            2013       1.34        1.15 - 1.40         28.62 - 28.95
     Sub-Account                   2012       1.97        1.15 - 1.40         19.05 - 19.35
                                   2011       1.35        1.15 - 1.40     (18.32) - (18.12)
                                   2010       1.39        1.15 - 1.40         11.54 - 11.82
                                   2009       2.17        1.15 - 1.40         24.78 - 25.09

  FTVIPT Franklin Income           2013       6.33        0.95 - 2.25         11.41 - 12.86
     Securities Sub-Account        2012       6.44        0.95 - 2.25         10.13 - 11.58
                                   2011       5.75        0.95 - 2.25           0.11 - 1.42
                                   2010       6.60        0.95 - 2.25         10.17 - 11.61
                                   2009       8.01        0.95 - 2.25         32.58 - 34.31

  FTVIPT Franklin Small Cap        2013       1.31        0.95 - 1.75         33.88 - 34.95
     Value Securities Sub-Account  2012       0.78        0.95 - 1.75         16.32 - 17.26
                                   2011       0.66        0.95 - 1.75       (5.43) - (4.67)
                                   2010       0.73        0.95 - 1.75         26.00 - 27.01
                                   2009       1.66        0.95 - 1.75         26.91 - 27.94

  FTVIPT Mutual Shares             2013       2.10        0.95 - 1.90         25.85 - 27.05
     Securities Sub-Account        2012       2.06        0.95 - 1.90         12.08 - 13.16
                                   2011       2.42        0.95 - 1.90       (2.90) - (1.98)
                                   2010       1.62        0.95 - 1.90          9.10 - 10.14
                                   2009       2.02        0.95 - 1.90         23.67 - 24.86

  FTVIPT Templeton Foreign         2013       2.38        1.55 - 2.30         20.18 - 21.08
     Securities Sub-Account        2012       3.02        1.55 - 2.30         15.53 - 16.41
                                   2011       1.71        1.55 - 2.30     (12.66) - (12.00)
                                   2010       1.88        1.55 - 2.30           5.94 - 6.74
                                   2009       3.05        1.55 - 2.30         33.93 - 34.94

  FTVIPT Templeton Global          2013       4.75        0.95 - 1.75         (0.13) - 0.67
     Bond Securities Sub-Account   2012       6.42        0.95 - 1.75         13.06 - 13.97
                                   2011       5.46        0.95 - 1.75       (2.58) - (1.81)
                                   2010       1.36        0.95 - 1.75         12.46 - 13.36
                                   2009      14.21        0.95 - 1.75         16.62 - 17.56

  Invesco V.I. American            2013       0.42               1.40                 38.19
     Franchise Sub-Account         2012         --               1.40                 12.14
                                   2011         --               1.40                (7.49)
                                   2010         --               1.40                 18.18
                                   2009       0.11               1.40                 63.78

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                     AS OF DECEMBER 31
                                      ----------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO           NET
                                          UNITS        HIGHEST ($)      ASSETS ($)
                                      ------------  ----------------  --------------
  Invesco V.I. American Value   2013     5,963,473     15.53 - 16.44      95,295,929
     Sub-Account                2012     5,515,798     11.80 - 12.39      66,684,996
                                2011     4,490,470     10.26 - 10.68      47,014,117
                                2010     2,673,648     10.35 - 10.70      28,139,044
                                2009     1,763,519       8.62 - 8.84      15,401,650

  Invesco V.I. Core Equity      2013        39,835              6.27         249,696
     Sub-Account                2012        49,005              4.92         241,009
                                2011        63,191              4.38         276,761
                                2010        88,640              4.44         393,933
                                2009        99,143              4.11         407,845

  Invesco V.I. Equity and       2013    31,328,255      6.09 - 21.69     649,322,698
     Income Sub-Account         2012    29,563,858      4.93 - 17.54     496,945,594
                                2011    27,370,136      4.44 - 15.75     414,357,262
                                2010    22,199,448     14.98 - 16.11     345,124,808
                                2009    17,747,381     13.63 - 14.52     249,400,082

  Invesco V.I. Global Real      2013     3,254,580       8.95 - 9.48      29,993,323
     Estate Sub-Account         2012     2,556,360       8.90 - 9.34      23,302,577
                                2011     1,863,096       7.08 - 7.38      13,467,264
                                2010     1,148,943       7.73 - 7.98       9,028,134
                                2009       704,385       6.71 - 6.88       4,786,308

  Invesco V.I. Growth and       2013    13,799,854      9.57 - 36.41     365,970,613
     Income Sub-Account         2012    13,407,203      7.24 - 27.48     268,230,013
                                2011    11,777,382      6.40 - 24.26     206,338,231
                                2010     9,061,763      6.63 - 25.06     160,437,278
                                2009     6,896,039      5.97 - 22.55     107,604,807

  Invesco V.I. International    2013     8,901,354      9.17 - 34.47     281,999,206
     Growth Sub-Account         2012     8,127,475      7.81 - 29.32     219,783,700
                                2011     6,481,068      6.86 - 25.68     154,099,050
                                2010     4,327,573      7.46 - 27.87     111,888,065
                                2009     2,818,925      6.70 - 24.98      65,315,391

  Janus Aspen Global Research   2013           721              9.35           6,748
     Sub-Account                2012           769              7.35           5,653
                                2011           769              6.17           4,750
                                2010           901              7.22           6,506
                                2009           999              6.29           6,285

  LMPVET ClearBridge Variable   2013    11,979,001     15.00 - 25.98     280,745,200
     Aggressive Growth          2012    11,687,754     10.38 - 17.75     186,988,862
     Sub-Account                2011    11,855,614      8.94 - 15.09     160,839,221
                                2010    11,742,971      8.92 - 14.87     156,471,918
                                2009    11,503,827      7.29 - 12.01     123,705,924

  LMPVET ClearBridge Variable   2013     2,922,291     37.21 - 48.58     129,253,563
     All Cap Value Sub-Account  2012     3,081,671     28.81 - 37.11     104,446,756
                                2011     3,213,146     25.64 - 32.59      95,718,136
                                2010     3,100,875     27.97 - 35.07      99,528,233
                                2009     2,989,079     24.54 - 30.36      83,258,408

                                                FOR THE YEAR ENDED DECEMBER 31
                                      -------------------------------------------------
                                      INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                         INCOME          LOWEST TO         LOWEST TO
                                        RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                      -------------  ----------------  ----------------
  Invesco V.I. American Value   2013       0.57        0.95 - 1.75        31.61 - 32.67
     Sub-Account                2012       0.68        0.95 - 1.75        15.03 - 15.96
                                2011       0.72        0.95 - 1.75      (0.92) - (0.12)
                                2010       0.80        0.95 - 1.75        20.06 - 21.03
                                2009       1.18        0.95 - 1.75        36.75 - 37.84

  Invesco V.I. Core Equity      2013       1.36               1.40                27.45
     Sub-Account                2012       0.91               1.40                12.29
                                2011       0.92               1.40               (1.44)
                                2010       0.95               1.40                 8.02
                                2009       1.76               1.40                26.51

  Invesco V.I. Equity and       2013       1.54        0.95 - 1.90        22.54 - 23.71
     Income Sub-Account         2012       1.85        0.95 - 1.90        10.26 - 11.32
                                2011       1.69        0.95 - 1.90      (8.77) - (2.23)
                                2010       1.92        0.95 - 1.90         9.92 - 10.97
                                2009       2.82        0.95 - 1.90        20.19 - 21.33

  Invesco V.I. Global Real      2013       3.98        0.95 - 1.75          0.66 - 1.47
     Estate Sub-Account         2012       0.48        0.95 - 1.75        25.62 - 26.63
                                2011       4.22        0.95 - 1.75      (8.34) - (7.62)
                                2010       5.55        0.95 - 1.75        15.19 - 16.13
                                2009         --        0.95 - 1.75        28.83 - 29.86

  Invesco V.I. Growth and       2013       1.31        0.95 - 1.90        31.25 - 32.50
     Income Sub-Account         2012       1.36        0.95 - 1.90        12.18 - 13.26
                                2011       1.13        0.95 - 1.90      (4.10) - (3.18)
                                2010       0.09        0.95 - 1.90        10.09 - 11.13
                                2009       3.60        0.95 - 1.90        21.78 - 22.94

  Invesco V.I. International    2013       1.10        0.95 - 1.75        16.66 - 17.60
     Growth Sub-Account         2012       1.38        0.95 - 1.75        13.25 - 14.16
                                2011       1.06        0.95 - 1.75      (8.60) - (7.87)
                                2010       2.01        0.95 - 1.75        10.66 - 11.55
                                2009       1.74        0.95 - 1.75        32.57 - 33.63

  Janus Aspen Global Research   2013       1.21               0.89                27.29
     Sub-Account                2012       0.89               0.89                19.01
                                2011       0.58               0.89              (14.50)
                                2010       0.61               0.89                14.80
                                2009       1.43               0.89                36.49

  LMPVET ClearBridge Variable   2013       0.28        0.95 - 2.30        44.42 - 46.38
     Aggressive Growth          2012       0.43        0.95 - 2.30        16.01 - 17.60
     Sub-Account                2011       0.20        0.95 - 2.30          0.15 - 1.50
                                2010       0.15        0.95 - 2.30        22.17 - 23.83
                                2009         --        0.95 - 2.30        31.51 - 33.30

  LMPVET ClearBridge Variable   2013       1.40        0.95 - 2.30        29.16 - 30.92
     All Cap Value Sub-Account  2012       1.72        0.95 - 2.30        12.35 - 13.89
                                2011       1.41        0.95 - 2.30      (8.32) - (7.08)
                                2010       1.79        0.95 - 2.30        13.96 - 15.50
                                2009       1.44        0.95 - 2.30        26.41 - 28.14

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                      AS OF DECEMBER 31
                                        ---------------------------------------------
                                                        UNIT VALUE
                                                         LOWEST TO           NET
                                            UNITS       HIGHEST ($)      ASSETS ($)
                                        ------------  ---------------  --------------
  LMPVET ClearBridge Variable     2013     8,604,407    38.78 - 51.73     405,286,221
     Appreciation Sub-Account     2012     7,908,912    30.52 - 40.17     290,191,379
                                  2011     7,021,537    26.94 - 34.98     224,680,370
                                  2010     5,515,253    26.87 - 34.42     173,626,503
                                  2009     4,134,838    24.41 - 30.85     116,657,409

  LMPVET ClearBridge Variable     2013    10,244,154    12.44 - 20.09     191,169,653
     Equity Income Sub-Account    2012     9,055,914    10.11 - 16.14     134,931,130
                                  2011     8,013,455     9.06 - 14.28     103,322,855
                                  2010     6,778,039    10.29 - 13.39      81,006,913
                                  2009     6,144,958     9.34 - 12.06      64,946,351

  LMPVET ClearBridge Variable     2013       242,954    18.99 - 21.53       5,012,390
     Large Cap Growth             2012       283,429    14.10 - 15.86       4,312,254
     Sub-Account                  2011       363,040    11.99 - 13.38       4,673,796
                                  2010       459,350    12.35 - 13.67       6,065,533
                                  2009       557,417    11.50 - 12.63       6,818,703

  LMPVET ClearBridge Variable     2013       319,601    19.77 - 22.45       6,892,954
     Large Cap Value Sub-Account  2012       286,427    15.28 - 17.21       4,743,489
                                  2011       265,335    13.42 - 15.00       3,836,359
                                  2010       194,899    13.09 - 14.51       2,729,796
                                  2009       196,692    12.23 - 13.45       2,559,454

  LMPVET ClearBridge Variable     2013     4,102,827    22.63 - 31.63     112,499,020
     Small Cap Growth             2012     3,457,289    15.75 - 21.71      64,881,494
     Sub-Account                  2011     2,686,955    13.50 - 18.35      42,564,777
                                  2010     2,149,625    13.62 - 18.28      33,662,804
                                  2009     1,757,714    11.13 - 14.74      21,966,842

  LMPVET Investment Counsel       2013         7,932    34.52 - 37.64         292,286
     Variable Social Awareness    2012         9,185    29.64 - 32.19         289,329
     Sub-Account                  2011        17,377    27.28 - 29.51         501,373
                                  2010        17,424    27.81 - 29.97         510,680
                                  2009        19,412    25.28 - 27.12         515,712

  LMPVET Variable Lifestyle       2013     2,011,433    20.00 - 23.49      44,101,401
     Allocation 50% Sub-Account   2012     1,699,443    17.68 - 20.56      32,620,028
                                  2011     1,414,982    15.93 - 17.95      24,265,695
                                  2010       769,522    16.05 - 17.94      13,086,823
                                  2009       487,451    14.30 - 15.06       7,231,568

  LMPVET Variable Lifestyle       2013       121,395    18.11 - 19.37       2,304,999
     Allocation 70% Sub-Account   2012       162,342    15.15 - 16.14       2,573,509
                                  2011       219,583    13.47 - 14.30       3,086,943
                                  2010       236,121    13.81 - 14.60       3,395,287
                                  2009       271,548    12.24 - 12.89       3,447,350

  LMPVET Variable Lifestyle       2013     4,790,185    18.14 - 21.30      95,074,284
     Allocation 85% Sub-Account   2012     5,015,187    14.61 - 17.00      79,817,339
                                  2011     4,732,454    12.85 - 14.81      65,879,472
                                  2010     4,289,092    13.41 - 15.30      62,035,149
                                  2009     3,756,486    11.81 - 13.35      47,576,561

                                                  FOR THE YEAR ENDED DECEMBER 31
                                        -------------------------------------------------
                                        INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                           INCOME          LOWEST TO         LOWEST TO
                                          RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                        -------------  ----------------  ----------------
  LMPVET ClearBridge Variable     2013       1.29        0.95 - 2.30        27.05 - 28.77
     Appreciation Sub-Account     2012       1.75        0.95 - 2.30        13.30 - 14.85
                                  2011       1.77        0.95 - 2.30          0.28 - 1.64
                                  2010       1.83        0.95 - 2.30        10.07 - 11.56
                                  2009       2.45        0.95 - 2.30        19.34 - 20.96

  LMPVET ClearBridge Variable     2013       1.65        0.95 - 2.30        23.08 - 24.49
     Equity Income Sub-Account    2012       3.04        0.95 - 2.30        11.60 - 12.99
                                  2011       3.39        0.95 - 2.30        (2.15) - 6.69
                                  2010       4.09        0.95 - 1.90        10.01 - 11.06
                                  2009       3.37        0.95 - 1.90        20.32 - 21.47

  LMPVET ClearBridge Variable     2013       0.51        1.50 - 2.30        34.72 - 35.80
     Large Cap Growth             2012       0.66        1.50 - 2.30        17.60 - 18.55
     Sub-Account                  2011       0.42        1.50 - 2.30      (2.91) - (2.12)
                                  2010       0.11        1.50 - 2.30          7.34 - 8.19
                                  2009       0.27        1.50 - 2.30        39.14 - 40.27

  LMPVET ClearBridge Variable     2013       1.77        1.50 - 2.30        29.36 - 30.40
     Large Cap Value Sub-Account  2012       2.37        1.50 - 2.30        13.84 - 14.76
                                  2011       2.82        1.50 - 2.30          2.57 - 3.39
                                  2010       3.02        1.50 - 2.30          6.98 - 7.83
                                  2009       1.95        1.50 - 2.30        21.66 - 22.65

  LMPVET ClearBridge Variable     2013       0.05        0.95 - 2.30        43.71 - 45.66
     Small Cap Growth             2012       0.42        0.95 - 2.30        16.70 - 18.29
     Sub-Account                  2011         --        0.95 - 2.30        (0.91) - 0.43
                                  2010         --        0.95 - 2.30        22.34 - 24.00
                                  2009         --        0.95 - 2.30        39.53 - 41.42

  LMPVET Investment Counsel       2013       0.83        1.50 - 1.90        16.47 - 16.94
     Variable Social Awareness    2012       1.06        1.50 - 1.90          8.62 - 9.06
     Sub-Account                  2011       1.20        1.50 - 1.90      (1.89) - (1.51)
                                  2010       1.24        1.50 - 1.90        10.04 - 10.48
                                  2009       1.43        1.50 - 1.90        20.53 - 21.01

  LMPVET Variable Lifestyle       2013       2.21        0.95 - 1.90        13.16 - 14.24
     Allocation 50% Sub-Account   2012       2.95        0.95 - 1.90        10.96 - 12.02
                                  2011       3.19        1.10 - 1.90        (0.73) - 0.07
                                  2010       4.10        1.10 - 1.90         6.21 - 12.65
                                  2009       5.06        1.50 - 1.90        29.83 - 30.35

  LMPVET Variable Lifestyle       2013       1.41        1.50 - 1.90        19.53 - 20.01
     Allocation 70% Sub-Account   2012       2.16        1.50 - 1.90        12.43 - 12.88
                                  2011       1.88        1.50 - 1.90      (2.45) - (2.06)
                                  2010       2.04        1.50 - 1.90        12.84 - 13.30
                                  2009       3.60        1.50 - 1.90        30.41 - 30.93

  LMPVET Variable Lifestyle       2013       1.66        0.95 - 1.90        24.12 - 25.30
     Allocation 85% Sub-Account   2012       1.84        0.95 - 1.90        13.70 - 14.79
                                  2011       1.55        0.95 - 1.90      (4.15) - (3.23)
                                  2010       1.73        0.95 - 1.90        13.52 - 14.60
                                  2009       2.64        0.95 - 1.90        29.99 - 31.22

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                     AS OF DECEMBER 31
                                       ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO           NET
                                           UNITS       HIGHEST ($)      ASSETS ($)
                                       ------------  ---------------  --------------
  LMPVIT Western Asset           2013     4,386,878    20.82 - 25.72     104,740,451
     Variable Global High Yield  2012     4,039,328    20.05 - 24.44      91,771,912
     Bond Sub-Account            2011     3,594,817    17.34 - 20.85      69,717,903
                                 2010     3,170,899    17.44 - 20.70      61,092,507
                                 2009     2,845,850    15.53 - 18.18      48,249,580

  MFS VIT Investors Trust        2013         3,517             7.38          25,951
     Sub-Account                 2012         3,616             5.67          20,488
                                 2011         7,050             4.82          33,994
                                 2010         8,683             5.00          43,404
                                 2009        11,563             4.56          52,758

  MFS VIT New Discovery          2013         3,294            13.97          46,020
     Sub-Account                 2012         4,161            10.01          41,661
                                 2011         4,939             8.38          41,374
                                 2010         4,951             9.47          46,865
                                 2009         6,461             7.04          45,491

  MFS VIT Research Sub-Account   2013         8,132             7.85          63,835
                                 2012         8,335             6.02          50,155
                                 2011         8,675             5.20          45,142
                                 2010        21,202             5.30         112,388
                                 2009        23,944             4.64         111,057

  MIST AllianceBernstein         2013   286,256,086    11.32 - 11.74   3,313,674,192
     Global Dynamic Allocation   2012   267,334,005    10.40 - 10.66   2,823,843,417
     Sub-Account                 2011   168,434,681      9.68 - 9.75   1,639,379,077
     (Commenced 5/2/2011)

  MIST American Funds            2013   276,830,535    11.83 - 12.78   3,430,387,038
     Balanced Allocation         2012   292,605,761    10.22 - 10.89   3,106,060,329
     Sub-Account                 2011   306,967,734      9.22 - 9.69   2,914,777,188
                                 2010   251,644,506     9.64 - 10.00   2,478,289,324
                                 2009   147,529,141      8.80 - 9.00   1,315,175,709

  MIST American Funds Growth     2013   147,794,512    11.83 - 12.67   1,828,322,375
     Allocation Sub-Account      2012   149,020,463     9.68 - 10.24   1,496,665,592
                                 2011   159,224,115      8.53 - 8.92   1,398,390,722
                                 2010   155,386,301      9.17 - 9.47   1,454,861,016
                                 2009   139,002,030      8.27 - 8.44   1,164,848,803

  MIST American Funds Growth     2013    59,593,818     1.29 - 12.90     632,386,636
     Sub-Account                 2012    54,812,434     9.59 - 10.07     545,665,799
                                 2011    64,256,598      8.36 - 8.69     553,292,806
                                 2010    52,406,611      8.97 - 9.23     480,253,525
                                 2009    30,278,080      7.76 - 7.90     238,097,827

  MIST American Funds            2013   147,773,215    11.61 - 12.53   1,796,366,977
     Moderate Allocation         2012   159,499,085    10.47 - 11.15   1,734,325,945
     Sub-Account                 2011   168,982,398     9.67 - 10.16   1,683,464,896
                                 2010   143,876,667     9.88 - 10.25   1,452,175,003
                                 2009    89,994,728      9.20 - 9.42     839,089,528

                                                 FOR THE YEAR ENDED DECEMBER 31
                                       -------------------------------------------------
                                       INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                          INCOME          LOWEST TO         LOWEST TO
                                         RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                       -------------  ----------------  ----------------
  LMPVIT Western Asset           2013       6.19        0.95 - 2.30          3.85 - 5.27
     Variable Global High Yield  2012       7.84        0.95 - 2.30        15.62 - 17.20
     Bond Sub-Account            2011       8.38        0.95 - 2.30        (0.59) - 0.75
                                 2010       9.47        0.95 - 2.30        12.31 - 13.83
                                 2009      11.34        0.95 - 2.30        52.02 - 54.08

  MFS VIT Investors Trust        2013       1.10               1.40                30.22
     Sub-Account                 2012       0.67               1.40                17.52
                                 2011       0.90               1.40               (3.54)
                                 2010       1.30               1.40                 9.56
                                 2009       1.77               1.40                25.15

  MFS VIT New Discovery          2013         --               1.40                39.55
     Sub-Account                 2012         --               1.40                19.53
                                 2011         --               1.40              (11.51)
                                 2010         --               1.40                34.44
                                 2009         --               1.40                60.90

  MFS VIT Research Sub-Account   2013       0.33               1.40                30.45
                                 2012       0.79               1.40                15.63
                                 2011       0.72               1.40               (1.83)
                                 2010       0.92               1.40                14.29
                                 2009       1.44               1.40                28.73

  MIST AllianceBernstein         2013       1.28        0.90 - 2.35         8.56 - 10.15
     Global Dynamic Allocation   2012       0.10        0.90 - 2.35          3.45 - 8.82
     Sub-Account                 2011       0.87        1.15 - 2.25      (3.18) - (2.47)
     (Commenced 5/2/2011)

  MIST American Funds            2013       1.37        1.00 - 2.35        15.78 - 17.35
     Balanced Allocation         2012       1.69        1.00 - 2.35        10.88 - 12.39
     Sub-Account                 2011       1.26        1.00 - 2.35      (4.39) - (3.10)
                                 2010       1.01        1.00 - 2.35         9.55 - 11.05
                                 2009         --        1.00 - 2.35        20.40 - 27.85

  MIST American Funds Growth     2013       1.00        1.15 - 2.35        22.20 - 23.68
     Allocation Sub-Account      2012       1.21        1.15 - 2.35        13.45 - 14.82
                                 2011       1.10        1.15 - 2.35      (6.95) - (5.82)
                                 2010       0.89        1.15 - 2.35        10.86 - 12.18
                                 2009         --        1.15 - 2.35        30.93 - 32.51

  MIST American Funds Growth     2013       0.44        0.95 - 2.35        11.27 - 28.11
     Sub-Account                 2012       0.33        1.30 - 2.35        14.67 - 15.89
                                 2011       0.35        1.30 - 2.35      (6.81) - (5.83)
                                 2010       0.20        1.30 - 2.35        15.57 - 16.79
                                 2009         --        1.30 - 2.35        35.67 - 37.09

  MIST American Funds            2013       1.65        1.00 - 2.35        10.88 - 12.39
     Moderate Allocation         2012       2.04        1.00 - 2.35          8.25 - 9.73
     Sub-Account                 2011       1.54        1.00 - 2.35      (2.14) - (0.81)
                                 2010       1.41        1.00 - 2.35          7.36 - 8.82
                                 2009         --        1.00 - 2.35        15.69 - 21.98

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                     AS OF DECEMBER 31
                                      ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO          NET
                                          UNITS        HIGHEST ($)     ASSETS ($)
                                      ------------  ---------------  --------------
  MIST AQR Global Risk          2013   295,108,196     9.93 - 11.09   3,248,475,977
     Balanced Sub-Account       2012   324,843,850    10.42 - 11.61   3,753,309,463
     (Commenced 5/2/2011)       2011   179,038,392    10.54 - 10.62   1,898,124,083

  MIST BlackRock Global         2013   487,574,727    10.92 - 11.35   5,457,878,761
     Tactical Strategies        2012   471,913,542    10.13 - 10.38   4,856,824,935
     Sub-Account                2011   297,189,715      9.51 - 9.58   2,842,712,285
     (Commenced 5/2/2011)

  MIST BlackRock High Yield     2013    10,783,682    14.92 - 28.32     265,149,806
     Sub-Account                2012    11,949,833    13.83 - 26.13     276,977,302
                                2011    10,891,616    12.03 - 21.28     221,624,841
                                2010     9,034,810    11.92 - 21.07     182,367,303
                                2009     5,656,394    16.02 - 18.43     100,278,538

  MIST BlackRock Large Cap      2013     1,260,254    12.25 - 14.84      16,869,650
     Core Sub-Account           2012     1,423,242     9.34 - 11.16      14,439,147
                                2011     1,414,721      8.42 - 9.34      12,849,849
                                2010     1,044,239      8.60 - 9.47       9,613,588
                                2009       613,169      7.82 - 8.54       5,078,728

  MIST Clarion Global Real      2013    11,099,591    15.36 - 17.68     182,673,922
     Estate Sub-Account         2012    10,967,900    15.19 - 17.23     177,317,957
                                2011    11,304,866    12.34 - 13.38     147,447,056
                                2010     9,934,760    13.39 - 14.36     139,330,754
                                2009     7,999,282    11.80 - 12.53      98,120,895

  MIST ClearBridge Aggressive   2013       604,793  145.80 - 224.52     119,068,960
     Growth II Sub-Account      2012       687,043  115.55 - 176.62     106,823,115
                                2011       543,584   96.27 - 146.05      68,769,080
                                2010       397,905  106.29 - 160.04      53,356,686
                                2009       192,470   99.16 - 121.06      21,865,637

  MIST ClearBridge Aggressive   2013    36,299,683    10.84 - 13.77     451,710,565
     Growth Sub-Account         2012    33,802,849      7.55 - 9.54     292,871,764
                                2011    35,764,496      6.45 - 7.78     265,479,062
                                2010    13,863,499      6.97 - 7.63     102,505,758
                                2009    12,110,468      5.76 - 6.24      73,409,292

  MIST Goldman Sachs Mid Cap    2013     7,939,384    19.93 - 22.07     170,038,386
     Value Sub-Account          2012     8,486,283    15.38 - 16.85     139,211,779
                                2011     9,263,271    13.34 - 14.45     130,696,272
                                2010     7,332,195    14.57 - 15.63     112,015,664
                                2009     6,218,018    12.01 - 12.74      77,628,353

  MIST Harris Oakmark           2013    25,769,452    23.43 - 29.23     693,983,244
     International Sub-Account  2012    25,722,293    18.33 - 22.61     538,939,254
                                2011    28,033,038    14.49 - 17.04     461,860,538
                                2010    23,589,953    17.23 - 20.14     459,739,197
                                2009    18,176,767    15.11 - 17.52     309,481,262

  MIST Invesco Balanced-Risk    2013   800,860,953      1.04 - 1.06     843,160,697
     Allocation Sub-Account     2012   631,214,101      1.04 - 1.05     661,422,417
     (Commenced 4/30/2012)

                                                FOR THE YEAR ENDED DECEMBER 31
                                      --------------------------------------------------
                                      INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                         INCOME          LOWEST TO          LOWEST TO
                                        RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                      -------------  ----------------  -----------------
  MIST AQR Global Risk          2013       2.09        0.90 - 2.35       (5.64) - (4.26)
     Balanced Sub-Account       2012       0.44        0.90 - 2.35           3.72 - 9.29
     (Commenced 5/2/2011)       2011       3.00        1.15 - 2.25           1.94 - 2.70

  MIST BlackRock Global         2013       1.36        0.90 - 2.35           7.75 - 9.32
     Tactical Strategies        2012         --        0.90 - 2.35           3.27 - 7.89
     Sub-Account                2011       1.37        1.15 - 2.25       (4.84) - (4.14)
     (Commenced 5/2/2011)

  MIST BlackRock High Yield     2013       7.02        0.90 - 2.35           6.79 - 8.35
     Sub-Account                2012       7.05        0.90 - 2.35          7.68 - 15.15
                                2011       6.52        1.20 - 2.35         (0.03) - 1.12
                                2010       5.88        1.20 - 2.35          5.99 - 14.28
                                2009       3.54        1.30 - 2.35         43.24 - 44.75

  MIST BlackRock Large Cap      2013       1.28        0.90 - 2.30         31.12 - 32.97
     Core Sub-Account           2012       1.07        0.90 - 2.30        (0.27) - 11.75
                                2011       0.92        1.55 - 2.30       (2.06) - (1.33)
                                2010       1.06        1.55 - 2.30         10.01 - 10.85
                                2009       1.34        1.55 - 2.30         16.49 - 17.35

  MIST Clarion Global Real      2013       6.85        0.90 - 2.35           1.14 - 2.62
     Estate Sub-Account         2012       2.03        0.90 - 2.35          9.18 - 24.35
                                2011       3.80        1.30 - 2.35       (7.78) - (6.80)
                                2010       7.76        1.30 - 2.35         13.41 - 14.61
                                2009       3.11        1.30 - 2.35         31.61 - 33.00

  MIST ClearBridge Aggressive   2013       0.63        1.30 - 2.35         25.80 - 27.13
     Growth II Sub-Account      2012       0.29        1.30 - 2.35         19.66 - 20.94
                                2011       1.69        1.30 - 2.35       (9.69) - (8.74)
                                2010       1.30        1.30 - 2.35           3.20 - 8.00
                                2009         --        1.55 - 2.30         39.96 - 41.01

  MIST ClearBridge Aggressive   2013       0.22        0.90 - 2.35         42.22 - 44.30
     Growth Sub-Account         2012       0.02        0.90 - 2.35          3.28 - 17.38
                                2011         --        0.95 - 2.35         (9.34) - 1.91
                                2010         --        1.30 - 2.35         20.92 - 22.20
                                2009         --        1.30 - 2.35         29.87 - 31.23

  MIST Goldman Sachs Mid Cap    2013       0.89        1.30 - 2.35         29.57 - 30.94
     Value Sub-Account          2012       0.59        1.30 - 2.35         15.36 - 16.58
                                2011       0.48        1.30 - 2.35       (8.46) - (7.50)
                                2010       0.92        1.30 - 2.35         21.35 - 22.63
                                2009       1.25        1.30 - 2.35         29.24 - 30.59

  MIST Harris Oakmark           2013       2.44        0.95 - 2.35         27.46 - 29.26
     International Sub-Account  2012       1.63        0.95 - 2.35         15.61 - 27.58
                                2011         --        1.30 - 2.35     (16.24) - (15.36)
                                2010       1.82        1.30 - 2.35         13.71 - 14.92
                                2009       7.66        1.30 - 2.35         43.46 - 53.06

  MIST Invesco Balanced-Risk    2013         --        0.90 - 2.35         (0.50) - 0.95
     Allocation Sub-Account     2012       0.55        0.90 - 2.35           3.03 - 4.04
     (Commenced 4/30/2012)

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31
                                      --------------------------------------------
                                                      UNIT VALUE
                                                       LOWEST TO          NET
                                          UNITS       HIGHEST ($)     ASSETS ($)
                                      ------------  ---------------  -------------
  MIST Invesco Comstock         2013    26,889,264    14.36 - 22.42    443,561,923
     Sub-Account                2012    26,662,653    10.86 - 16.72    329,458,802
                                2011    25,137,797     9.39 - 14.24    266,463,408
                                2010    21,172,822     9.76 - 14.59    230,561,318
                                2009    16,791,760     8.70 - 12.82    161,042,507

  MIST Invesco Mid Cap Value    2013     4,619,902    30.27 - 38.39    158,040,375
     Sub-Account                2012     5,175,603    23.78 - 29.73    138,149,492
                                2011     5,366,862    21.23 - 24.69    127,004,689
                                2010     4,351,943    22.57 - 25.97    108,323,379
                                2009     3,034,782    18.41 - 20.96     60,902,685

  MIST Invesco Small Cap        2013    13,003,134    22.53 - 27.31    319,189,345
     Growth Sub-Account         2012    13,528,657    16.44 - 19.61    240,468,780
                                2011    13,942,780    14.22 - 16.69    212,672,795
                                2010    11,943,258    14.70 - 16.99    186,610,558
                                2009    11,180,366    11.92 - 13.55    140,473,926

  MIST JPMorgan Core Bond       2013    29,439,490    10.12 - 10.75    311,869,932
     Sub-Account                2012    31,242,391    10.69 - 11.23    346,492,447
                                2011    32,528,572    10.43 - 10.84    349,346,240
                                2010    26,655,400    10.10 - 10.38    274,791,792
                                2009    14,305,838      9.74 - 9.92    141,146,685

  MIST JPMorgan Global Active   2013   649,853,969      1.13 - 1.16    746,849,717
     Allocation Sub-Account     2012   269,034,003      1.04 - 1.05    282,572,135
     (Commenced 4/30/2012)

  MIST JPMorgan Small Cap       2013     1,455,583    18.28 - 20.23     27,866,566
     Value Sub-Account          2012     1,643,159    14.04 - 15.36     24,014,976
                                2011     1,650,824    12.42 - 13.17     21,224,281
                                2010     1,677,961    14.14 - 14.87     24,426,974
                                2009     1,579,618    12.10 - 12.62     19,575,088

  MIST Loomis Sayles Global     2013    10,842,823    15.69 - 17.47    180,595,781
     Markets Sub-Account        2012    12,318,466    13.71 - 14.91    177,780,410
                                2011    13,161,956    12.01 - 12.74    165,018,207
                                2010    10,620,691    12.48 - 13.10    137,171,845
                                2009     7,198,911    10.47 - 10.88     77,383,467

  MIST Lord Abbett Bond         2013     9,341,018     9.99 - 32.33    259,294,487
     Debenture Sub-Account      2012    10,178,078     9.36 - 30.15    266,010,291
                                2011    10,848,076     8.39 - 26.88    255,107,548
                                2010    11,708,304     8.12 - 25.87    267,920,695
                                2009    11,953,991     7.27 - 23.06    245,913,998

  MIST Met/Eaton Vance          2013     7,519,969    10.76 - 11.18     83,115,837
     Floating Rate Sub-Account  2012     5,007,151    10.61 - 10.91     54,197,004
     (Commenced 5/3/2010)       2011     4,263,176    10.13 - 10.30     43,696,769
                                2010     1,600,145    10.16 - 10.23     16,334,315

  MIST Met/Franklin Low         2013    14,050,793     9.78 - 10.16    140,307,146
     Duration Total Return      2012     4,349,231     9.92 - 10.14     43,609,944
     Sub-Account                2011     2,835,514      9.70 - 9.78     27,661,832
     (Commenced 5/2/2011)

                                                FOR THE YEAR ENDED DECEMBER 31
                                      --------------------------------------------------
                                      INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                         INCOME          LOWEST TO         LOWEST TO
                                        RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                      -------------  ----------------  -----------------
  MIST Invesco Comstock         2013       1.07        0.90 - 2.35         32.25 - 34.18
     Sub-Account                2012       1.22        0.90 - 2.35          5.55 - 17.40
                                2011       1.09        0.95 - 2.35       (3.76) - (2.39)
                                2010       1.45        0.95 - 2.35         12.19 - 13.80
                                2009       1.11        0.95 - 2.35         23.63 - 30.57

  MIST Invesco Mid Cap Value    2013       0.74        0.90 - 2.35         27.28 - 29.14
     Sub-Account                2012       0.40        0.90 - 2.35          2.26 - 13.21
                                2011       0.51        1.30 - 2.35       (5.93) - (4.94)
                                2010       0.55        1.30 - 2.35         22.62 - 23.91
                                2009       1.74        1.30 - 2.35         23.59 - 24.90

  MIST Invesco Small Cap        2013       0.23        0.89 - 2.35         36.92 - 39.29
     Growth Sub-Account         2012         --        0.89 - 2.35         15.47 - 17.45
                                2011         --        0.89 - 2.35       (3.37) - (1.73)
                                2010         --        0.89 - 2.35         23.26 - 25.35
                                2009         --        0.89 - 2.35         30.70 - 33.03

  MIST JPMorgan Core Bond       2013       0.28        1.30 - 2.35       (5.04) - (4.05)
     Sub-Account                2012       2.57        1.30 - 2.35           2.47 - 3.55
                                2011       2.09        1.30 - 2.35           3.34 - 4.42
                                2010       1.64        1.30 - 2.35           3.63 - 4.73
                                2009         --        1.30 - 2.35          9.52 - 10.67

  MIST JPMorgan Global Active   2013       0.08        0.90 - 2.35           8.41 - 9.99
     Allocation Sub-Account     2012       0.73        0.90 - 2.35           3.02 - 4.03
     (Commenced 4/30/2012)

  MIST JPMorgan Small Cap       2013       0.69        0.90 - 2.30         30.22 - 31.71
     Value Sub-Account          2012       0.84        0.90 - 2.30          2.73 - 13.98
                                2011       1.69        1.20 - 2.30     (12.17) - (11.43)
                                2010       0.82        1.20 - 2.30         16.82 - 17.83
                                2009       0.88        1.20 - 2.30         26.15 - 27.24

  MIST Loomis Sayles Global     2013       2.41        0.95 - 2.35         14.41 - 16.02
     Markets Sub-Account        2012       2.32        1.10 - 2.35          2.75 - 15.41
                                2011       2.32        1.30 - 2.35       (3.77) - (2.75)
                                2010       2.99        1.30 - 2.35         19.18 - 20.43
                                2009       1.95        1.30 - 2.35         37.54 - 39.00

  MIST Lord Abbett Bond         2013       6.62        0.89 - 2.35           5.47 - 7.21
     Debenture Sub-Account      2012       7.20        0.89 - 2.35          5.77 - 12.18
                                2011       5.92        0.89 - 2.35           2.04 - 3.90
                                2010       6.21        0.89 - 2.35         10.34 - 12.18
                                2009       7.17        0.89 - 2.35         33.60 - 35.91

  MIST Met/Eaton Vance          2013       3.38        1.30 - 2.35           1.42 - 2.50
     Floating Rate Sub-Account  2012       3.39        1.30 - 2.35           4.83 - 5.94
     (Commenced 5/3/2010)       2011       1.99        1.30 - 2.30         (0.31) - 0.69
                                2010         --        1.30 - 2.30           1.64 - 2.31

  MIST Met/Franklin Low         2013       1.07        0.90 - 2.35         (1.19) - 0.25
     Duration Total Return      2012       1.91        0.90 - 2.20           1.17 - 3.15
     Sub-Account                2011         --        1.20 - 2.35       (2.83) - (2.08)
     (Commenced 5/2/2011)

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                     AS OF DECEMBER 31
                                      ----------------------------------------------
                                                        UNIT VALUE
                                                         LOWEST TO          NET
                                           UNITS        HIGHEST ($)     ASSETS ($)
                                       ------------  ---------------  --------------
  MIST Met/Templeton            2013      3,905,329    13.00 - 13.53      52,286,139
     International Bond         2012      4,238,395    13.19 - 13.56      57,001,253
     Sub-Account                2011      4,276,073    11.74 - 12.02      51,093,268
     (Commenced 5/4/2009)       2010      2,982,596    12.04 - 12.22      36,302,425
                                2009        775,327    10.84 - 10.90       8,438,524

  MIST MetLife Aggressive       2013     42,451,280    14.53 - 16.59     659,971,504
     Strategy Sub-Account       2012     44,655,767    11.48 - 12.93     545,044,070
                                2011     49,390,389    10.07 - 10.98     524,691,864
                                2010     45,689,702    10.94 - 11.78     522,967,837
                                2009     41,343,573     9.62 - 10.23     412,402,731

  MIST MetLife Balanced Plus    2013    547,096,627    11.51 - 11.96   6,454,726,976
     Sub-Account                2012    438,994,467    10.30 - 10.55   4,593,209,415
     (Commenced 5/2/2011)       2011    257,076,022      9.33 - 9.40   2,411,774,661

  MIST MetLife Balanced         2013    519,201,421    14.02 - 16.02   7,812,083,177
     Strategy Sub-Account       2012    550,560,779    12.02 - 13.53   7,045,806,333
                                2011    592,824,603    10.80 - 11.77   6,764,659,086
                                2010    546,381,907    11.25 - 12.12   6,437,293,439
                                2009    458,932,798    10.14 - 10.79   4,832,135,577

  MIST MetLife Defensive        2013    140,580,521    13.08 - 14.94   1,972,799,136
     Strategy Sub-Account       2012    178,585,503    12.28 - 13.82   2,332,865,728
                                2011    186,262,512    11.33 - 12.48   2,228,739,665
                                2010    167,912,074    11.40 - 12.39   2,003,850,499
                                2009    134,240,318    10.52 - 11.28   1,466,386,791

  MIST MetLife Growth           2013    434,876,747    14.54 - 16.61   6,767,059,518
     Strategy Sub-Account       2012    407,576,342    11.83 - 13.31   5,115,649,012
                                2011    446,977,194    10.46 - 11.40   4,926,470,881
                                2010    473,161,406    11.14 - 12.00   5,512,372,206
                                2009    490,302,032     9.88 - 10.51   5,026,063,304

  MIST MetLife Moderate         2013    247,107,077    13.70 - 15.64   3,631,779,008
     Strategy Sub-Account       2012    266,549,696    12.27 - 13.82   3,483,723,904
                                2011    281,377,647    11.18 - 12.19   3,324,311,655
                                2010    257,780,425    11.46 - 12.34   3,094,289,659
                                2009    201,975,022    10.44 - 11.11   2,188,428,006

  MIST MetLife Multi-Index      2013    153,950,143     1.12 - 11.26     209,957,052
     Targeted Risk Sub-Account  2012     11,094,386             1.01      11,247,979
     (Commenced 11/12/2012)

  MIST MFS Emerging Markets     2013     41,623,177    10.29 - 12.45     456,076,892
     Equity Sub-Account         2012     38,352,212    11.09 - 13.41     448,693,258
                                2011     37,004,554     9.55 - 11.54     369,675,163
                                2010     29,287,659    12.03 - 14.53     365,169,255
                                2009     18,534,256     9.96 - 12.02     189,762,080

  MIST MFS Research             2013     19,616,483    15.39 - 18.44     331,488,461
     International Sub-Account  2012     21,667,563    13.21 - 15.60     311,615,422
                                2011     22,841,018    11.58 - 13.42     285,814,827
                                2010     22,399,698    13.27 - 15.17     318,521,626
                                2009     21,694,779    12.19 - 13.75     281,155,296

                                                FOR THE YEAR ENDED DECEMBER 31
                                      --------------------------------------------------
                                      INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                         INCOME          LOWEST TO          LOWEST TO
                                        RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                      -------------  ----------------  -----------------
  MIST Met/Templeton            2013       2.02        1.30 - 2.15       (1.11) - (0.27)
     International Bond         2012      10.26        1.30 - 2.05         11.96 - 12.80
     Sub-Account                2011       6.86        1.30 - 2.20       (2.49) - (1.61)
     (Commenced 5/4/2009)       2010       0.51        1.30 - 2.20         11.07 - 12.08
                                2009         --        1.30 - 2.20           8.40 - 9.00

  MIST MetLife Aggressive       2013       0.75        0.90 - 2.35         26.50 - 28.35
     Strategy Sub-Account       2012       0.64        0.90 - 2.35          2.91 - 15.40
                                2011       1.10        1.15 - 2.35       (7.96) - (6.85)
                                2010       1.18        1.15 - 2.35         13.80 - 15.17
                                2009         --        1.15 - 2.35         29.56 - 31.13

  MIST MetLife Balanced Plus    2013       1.19        0.90 - 2.35         11.71 - 13.34
     Sub-Account                2012         --        0.90 - 2.35          4.67 - 11.81
     (Commenced 5/2/2011)       2011       0.27        1.15 - 2.25       (6.68) - (6.00)

  MIST MetLife Balanced         2013       2.01        0.90 - 2.35         16.65 - 18.35
     Strategy Sub-Account       2012       2.15        0.90 - 2.35          3.72 - 12.62
                                2011       1.58        1.15 - 2.35       (3.98) - (2.82)
                                2010       2.05        1.15 - 2.35         10.96 - 12.28
                                2009         --        1.15 - 2.35         25.35 - 26.87

  MIST MetLife Defensive        2013       3.03        0.90 - 2.35           6.55 - 8.10
     Strategy Sub-Account       2012       2.83        0.90 - 2.35           3.87 - 9.80
                                2011       2.22        1.00 - 2.35         (0.59) - 0.76
                                2010       3.05        1.00 - 2.35           8.32 - 9.80
                                2009       2.86        1.00 - 2.35         14.50 - 21.50

  MIST MetLife Growth           2013       1.40        0.90 - 2.35         22.99 - 24.79
     Strategy Sub-Account       2012       1.66        0.90 - 2.35          3.45 - 14.39
                                2011       1.54        1.15 - 2.35       (6.10) - (4.98)
                                2010       1.71        1.15 - 2.35         12.81 - 14.17
                                2009         --        1.15 - 2.35         27.08 - 28.61

  MIST MetLife Moderate         2013       2.38        0.90 - 2.35         11.57 - 13.20
     Strategy Sub-Account       2012       2.66        0.90 - 2.35          3.72 - 11.10
                                2011       1.83        1.15 - 2.35       (2.43) - (1.26)
                                2010       2.46        1.15 - 2.35          9.79 - 11.12
                                2009       3.18        1.15 - 2.35         23.16 - 24.65

  MIST MetLife Multi-Index      2013       0.55        1.15 - 2.25          4.04 - 11.65
     Targeted Risk Sub-Account  2012         --        1.15 - 2.00           2.56 - 2.68
     (Commenced 11/12/2012)

  MIST MFS Emerging Markets     2013       1.07        0.90 - 2.35       (7.19) - (5.83)
     Equity Sub-Account         2012       0.75        0.90 - 2.35          3.96 - 17.77
                                2011       1.39        0.95 - 2.35     (20.59) - (19.48)
                                2010       0.97        0.95 - 2.35         20.79 - 22.49
                                2009       1.45        0.95 - 2.35         65.01 - 67.34

  MIST MFS Research             2013       2.58        0.90 - 2.35         16.49 - 18.19
     International Sub-Account  2012       1.89        0.90 - 2.35          6.35 - 15.60
                                2011       1.88        0.95 - 2.35     (12.79) - (11.56)
                                2010       1.70        0.95 - 2.35          8.83 - 10.35
                                2009       3.12        0.95 - 2.35         28.50 - 30.32

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                     AS OF DECEMBER 31
                                       ---------------------------------------------
                                                       UNIT VALUE
                                                        LOWEST TO           NET
                                           UNITS       HIGHEST ($)      ASSETS ($)
                                       ------------  ---------------  --------------
  MIST Morgan Stanley Mid Cap    2013    13,099,903     2.79 - 24.94     244,579,234
     Growth Sub-Account          2012    12,225,316     2.03 - 18.06     166,100,095
                                 2011     8,735,505     1.88 - 16.63     109,412,403
                                 2010     6,606,286     2.04 - 17.98      89,015,672
                                 2009     5,166,934     9.84 - 11.09      54,290,087

  MIST Oppenheimer Global        2013     3,127,720    21.72 - 27.49      78,398,573
     Equity Sub-Account          2012       500,711    18.48 - 21.83       9,983,469
                                 2011       559,531    15.55 - 17.64       9,330,001
                                 2010       608,969    17.31 - 19.88      11,272,119
                                 2009       672,213    15.23 - 17.32      10,903,654

  MIST PIMCO Inflation           2013    57,648,505    13.13 - 15.33     821,456,089
     Protected Bond Sub-Account  2012    64,013,091    14.82 - 17.05   1,021,039,296
                                 2011    63,087,877    13.90 - 15.36     936,595,819
                                 2010    52,467,468    12.81 - 13.99     711,162,874
                                 2009    37,506,865    12.17 - 13.14     478,661,744

  MIST PIMCO Total Return        2013   118,419,838    12.03 - 19.16   1,993,786,948
     Sub-Account                 2012   128,302,689    12.42 - 19.67   2,234,370,461
                                 2011   132,311,947    11.50 - 18.11   2,140,758,433
                                 2010   111,149,390    11.27 - 17.67   1,761,602,464
                                 2009    71,654,403    10.54 - 16.44   1,055,450,302

  MIST Pioneer Fund              2013    12,432,551     2.58 - 28.13     297,755,670
     Sub-Account                 2012    11,331,680     9.91 - 21.33     220,043,655
                                 2011     9,480,402     9.11 - 19.29     168,467,083
                                 2010     5,977,317    16.24 - 20.40     112,914,666
                                 2009     3,239,380    14.30 - 17.72      53,308,711

  MIST Pioneer Strategic         2013    41,450,021     2.53 - 31.43     919,328,857
     Income Sub-Account          2012    29,638,373    13.34 - 31.23     804,777,040
                                 2011    24,444,162    12.25 - 27.99     600,261,549
                                 2010    17,115,149    12.17 - 27.26     419,601,867
                                 2009    10,957,582    11.11 - 24.54     251,000,578

  MIST Pyramis Government        2013    69,488,361    10.04 - 10.44     715,739,557
     Income Sub-Account          2012    88,599,553    10.77 - 11.03     968,887,238
     (Commenced 5/2/2011)        2011    45,618,019    10.69 - 10.77     490,473,351

  MIST Pyramis Managed           2013     7,294,047    10.69 - 10.77      78,417,229
     Risk Sub-Account
     (Commenced 4/29/2013)

  MIST Schroders Global          2013   375,261,358      1.14 - 1.17     435,205,689
     Multi-Asset Sub-Account     2012   179,641,654      1.06 - 1.07     191,885,161
     (Commenced 4/30/2012)

  MIST SSgA Growth and Income    2013   110,435,377    13.34 - 15.03   1,578,178,677
     ETF Sub-Account             2012   118,446,237    12.09 - 13.24   1,521,502,479
                                 2011   120,297,977    10.97 - 11.83   1,390,741,062
                                 2010    85,827,962    11.20 - 11.84     995,772,752
                                 2009    29,942,630    10.20 - 10.67     314,125,011

                                                  FOR THE YEAR ENDED DECEMBER 31
                                       --------------------------------------------------
                                       INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                          INCOME          LOWEST TO          LOWEST TO
                                         RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                       -------------  ----------------  -----------------
  MIST Morgan Stanley Mid Cap    2013       0.60        0.89 - 2.30         35.86 - 38.07
     Growth Sub-Account          2012         --        0.89 - 2.30         (4.93) - 8.58
                                 2011       0.56        0.89 - 2.30       (9.04) - (7.49)
                                 2010       0.01        0.89 - 2.30         17.15 - 30.84
                                 2009         --        0.95 - 2.30         53.69 - 55.79

  MIST Oppenheimer Global        2013       0.35        0.90 - 2.30         24.22 - 25.97
     Equity Sub-Account          2012       1.40        0.90 - 1.95          8.80 - 19.84
                                 2011       1.79        0.95 - 1.95      (10.17) - (9.41)
                                 2010       1.34        0.95 - 1.95         13.69 - 14.83
                                 2009       2.29        0.95 - 1.95         37.10 - 38.48

  MIST PIMCO Inflation           2013       2.20        0.90 - 2.35     (11.38) - (10.09)
     Protected Bond Sub-Account  2012       3.02        0.90 - 2.35           4.22 - 7.82
                                 2011       1.62        1.20 - 2.35           8.56 - 9.82
                                 2010       2.23        1.20 - 2.35           5.26 - 6.48
                                 2009       3.18        1.20 - 2.35         15.31 - 16.64

  MIST PIMCO Total Return        2013       4.27        0.89 - 2.35       (4.19) - (2.59)
     Sub-Account                 2012       3.13        0.89 - 2.35           4.10 - 8.58
                                 2011       2.62        0.89 - 2.35         (0.31) - 2.51
                                 2010       3.20        0.89 - 2.35           5.65 - 7.45
                                 2009       6.39        0.89 - 2.35         15.29 - 17.35

  MIST Pioneer Fund              2013       3.15        0.90 - 2.30          9.33 - 31.88
     Sub-Account                 2012       1.45        0.90 - 2.30           0.85 - 9.54
                                 2011       1.11        0.95 - 2.30      (11.94) - (5.45)
                                 2010       0.78        0.95 - 2.30         13.47 - 15.12
                                 2009       1.52        0.95 - 2.30         21.07 - 27.31

  MIST Pioneer Strategic         2013       4.82        0.90 - 2.35         (0.94) - 1.21
     Income Sub-Account          2012       4.73        0.90 - 2.35          6.09 - 10.56
                                 2011       4.36        0.95 - 2.35           1.06 - 2.65
                                 2010       4.58        0.95 - 2.20          5.21 - 11.12
                                 2009       4.72        0.95 - 2.15         23.08 - 31.83

  MIST Pyramis Government        2013       1.55        0.90 - 2.35       (6.74) - (5.37)
     Income Sub-Account          2012       0.02        0.90 - 2.35           0.74 - 1.96
     (Commenced 5/2/2011)        2011       0.89        1.15 - 2.25           6.96 - 7.75

  MIST Pyramis Managed           2013       1.65        1.15 - 2.25           4.66 - 5.43
     Risk Sub-Account
     (Commenced 4/29/2013)

  MIST Schroders Global          2013       0.01        0.90 - 2.35           7.55 - 9.12
     Multi-Asset Sub-Account     2012       1.49        0.90 - 2.35           5.01 - 6.03
     (Commenced 4/30/2012)

  MIST SSgA Growth and Income    2013       2.51        0.90 - 2.35         10.31 - 11.92
     ETF Sub-Account             2012       2.40        1.10 - 2.35          4.01 - 11.55
                                 2011       1.70        1.15 - 2.35       (1.29) - (0.09)
                                 2010       1.05        1.15 - 2.20          9.80 - 10.96
                                 2009       0.78        1.15 - 2.20         22.17 - 23.97

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31
                                     ----------------------------------------------
                                                      UNIT VALUE
                                                       LOWEST TO           NET
                                         UNITS        HIGHEST ($)      ASSETS ($)
                                     ------------  ----------------  --------------
  MIST SSgA Growth ETF         2013    35,919,224     13.27 - 14.96     509,607,858
     Sub-Account               2012    36,733,044     11.51 - 12.55     448,167,959
                               2011    37,984,453     10.24 - 11.04     409,132,829
                               2010    29,136,066     10.71 - 11.41     325,453,346
                               2009    16,443,398      9.67 - 10.11     163,291,494

  MIST T. Rowe Price Large     2013    11,320,980    38.18 - 128.69     657,944,319
     Cap Value Sub-Account     2012    12,231,249     28.88 - 96.83     536,790,380
                               2011    13,446,503     24.76 - 82.60     507,039,092
                               2010    14,212,118     26.09 - 86.60     558,423,606
                               2009    14,942,501     22.55 - 74.47     502,483,411

  MIST T. Rowe Price Mid Cap   2013    37,965,912     13.67 - 15.54     568,882,747
     Growth Sub-Account        2012    41,941,697     10.24 - 11.53     467,536,275
                               2011    44,089,511      9.22 - 10.28     439,146,325
                               2010    40,356,445      9.67 - 10.58     414,850,131
                               2009    31,597,201       7.75 - 8.40     258,174,943

  MIST Third Avenue Small Cap  2013    13,992,716     21.87 - 26.40     330,701,962
     Value Sub-Account         2012    15,859,523     16.91 - 20.06     287,540,317
                               2011    18,611,699     14.67 - 17.11     290,532,427
                               2010    18,793,984     16.49 - 18.91     327,520,477
                               2009    17,777,766     14.06 - 15.88     262,479,306

  MSF Baillie Gifford          2013    29,549,817      4.51 - 15.12     303,453,047
     International Stock       2012       219,106      3.96 - 13.35       2,585,607
     Sub-Account               2011       282,028      3.36 - 11.37       2,803,543
                               2010       318,412      4.26 - 14.47       3,979,701
                               2009       337,655      4.02 - 13.77       3,955,132

  MSF Barclays Aggregate       2013    13,536,937      1.71 - 18.22     162,571,849
     Bond Index Sub-Account    2012    10,756,748      1.78 - 18.82     151,553,766
                               2011     8,083,366      1.73 - 18.28     130,173,979
                               2010     5,646,137     14.02 - 17.15      86,674,964
                               2009     2,010,364     13.73 - 16.32      29,893,966

  MSF BlackRock Bond Income    2013     1,054,348     44.86 - 72.01      57,251,907
     Sub-Account               2012     1,045,629     46.32 - 73.22      57,888,933
                               2011       953,075     44.15 - 68.69      49,538,985
                               2010       952,834     42.45 - 65.04      47,336,145
                               2009       911,026     40.15 - 60.57      42,636,576

  MSF BlackRock Capital        2013       721,215     15.83 - 48.60      15,272,342
     Appreciation Sub-Account  2012       745,728     12.04 - 36.54      11,831,610
                               2011       814,200     10.75 - 32.23      11,348,650
                               2010       601,185     12.06 - 35.71       9,563,155
                               2009       612,808     10.28 - 30.07       8,419,085

  MSF BlackRock Large Cap      2013       225,190     16.80 - 17.73       3,792,926
     Value Sub-Account         2012       230,438     12.89 - 13.54       2,977,532
                               2011       252,494     11.44 - 11.96       2,890,664
                               2010       253,453     11.33 - 11.79       2,872,585
                               2009       264,703     10.51 - 10.89       2,783,413

                                               FOR THE YEAR ENDED DECEMBER 31
                                     --------------------------------------------------
                                     INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                        INCOME          LOWEST TO          LOWEST TO
                                       RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                     -------------  ----------------  -----------------
  MIST SSgA Growth ETF         2013       2.10        0.90 - 2.35         15.33 - 17.01
     Sub-Account               2012       1.96        1.15 - 2.35          4.38 - 13.71
                               2011       1.56        1.15 - 2.35       (4.40) - (3.24)
                               2010       1.35        1.15 - 2.35         11.50 - 12.85
                               2009       0.93        1.15 - 2.20         26.29 - 28.66

  MIST T. Rowe Price Large     2013       1.58        0.89 - 2.35         30.67 - 32.90
     Cap Value Sub-Account     2012       1.50        0.89 - 2.35          6.92 - 17.22
                               2011       0.70        0.89 - 2.35       (6.24) - (4.62)
                               2010       1.11        0.89 - 2.35         14.30 - 16.29
                               2009       2.30        0.89 - 2.35         15.64 - 17.62

  MIST T. Rowe Price Mid Cap   2013       0.21        1.30 - 2.35         33.41 - 34.82
     Growth Sub-Account        2012         --        1.30 - 2.35         11.03 - 12.21
                               2011         --        1.30 - 2.35       (3.93) - (2.92)
                               2010         --        1.30 - 2.35         24.72 - 26.05
                               2009         --        1.30 - 2.35         42.11 - 43.59

  MIST Third Avenue Small Cap  2013       0.99        0.89 - 2.35         29.37 - 31.64
     Value Sub-Account         2012         --        0.89 - 2.35         15.23 - 17.22
                               2011       1.10        0.89 - 2.35      (11.09) - (9.50)
                               2010       1.17        0.89 - 2.35         17.11 - 19.08
                               2009       1.15        0.89 - 2.35         23.51 - 25.70

  MSF Baillie Gifford          2013       0.02        1.30 - 2.25          9.68 - 13.94
     International Stock       2012       1.14        1.40 - 1.90         17.11 - 17.85
     Sub-Account               2011       1.60        1.40 - 1.90     (21.63) - (20.99)
                               2010       1.41        1.40 - 1.90           4.85 - 5.74
                               2009       0.42        1.40 - 1.90         19.59 - 20.44

  MSF Barclays Aggregate       2013       3.23        0.89 - 2.25       (4.74) - (3.19)
     Bond Index Sub-Account    2012       3.45        0.89 - 2.25           1.27 - 2.98
                               2011       3.22        0.89 - 2.25           4.77 - 6.56
                               2010       2.64        0.89 - 2.25           3.30 - 5.11
                               2009       3.64        0.89 - 2.15           2.27 - 4.24

  MSF BlackRock Bond Income    2013       3.83        0.89 - 2.30       (3.17) - (1.65)
     Sub-Account               2012       2.54        0.89 - 2.30           3.74 - 6.59
                               2011       3.84        0.89 - 2.30           4.00 - 5.62
                               2010       3.77        0.89 - 2.30           5.72 - 7.38
                               2009       6.49        0.89 - 2.30           6.81 - 8.50

  MSF BlackRock Capital        2013       0.79        0.89 - 2.30         31.17 - 33.03
     Appreciation Sub-Account  2012       0.32        0.89 - 2.30        (0.88) - 13.35
                               2011       0.17        0.89 - 2.30      (11.01) - (9.75)
                               2010       0.22        0.89 - 2.30         17.10 - 18.76
                               2009       0.15        0.89 - 2.30         28.77 - 35.57

  MSF BlackRock Large Cap      2013       1.38        0.89 - 1.35         30.28 - 30.88
     Value Sub-Account         2012       1.61        0.89 - 1.35         12.74 - 13.27
                               2011       1.16        0.89 - 1.35           0.97 - 1.44
                               2010       1.09        0.89 - 1.35           7.75 - 8.26
                               2009       1.58        0.89 - 1.35          9.73 - 10.22

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                      AS OF DECEMBER 31
                                        --------------------------------------------
                                                        UNIT VALUE
                                                         LOWEST TO          NET
                                            UNITS       HIGHEST ($)     ASSETS ($)
                                        ------------  ---------------  -------------
  MSF BlackRock Money Market      2013    44,329,198     2.36 - 25.88    461,342,890
     Sub-Account                  2012    53,484,009     9.33 - 25.53    569,109,901
                                  2011    59,067,302     9.55 - 25.84    633,625,012
                                  2010    51,015,018     9.77 - 26.15    553,885,805
                                  2009    54,211,009     9.99 - 26.46    576,532,284

  MSF Davis Venture Value         2013    36,209,587    16.00 - 52.55    658,561,438
     Sub-Account                  2012    41,401,029    12.26 - 39.65    572,327,325
                                  2011    48,368,185    11.12 - 35.45    599,153,697
                                  2010    46,415,423    11.87 - 37.27    606,785,200
                                  2009    41,123,511    10.86 - 33.58    487,864,492

  MSF Frontier Mid Cap            2013     4,767,721    16.33 - 18.08     83,651,163
     Growth Sub-Account
     (Commenced 4/29/2013)

  MSF Jennison Growth             2013    32,574,197     3.93 - 19.82    585,624,219
     Sub-Account                  2012    35,125,323     2.91 - 14.55    468,764,846
                                  2011    20,877,221     2.55 - 12.29    248,172,110
                                  2010    20,230,170     2.57 - 12.42    243,817,657
                                  2009    17,375,446     2.33 - 11.31    190,651,501

  MSF Loomis Sayles Small Cap     2013       283,327    46.30 - 57.49     14,610,773
     Core Sub-Account             2012       330,015    33.68 - 41.36     12,332,225
                                  2011       310,374    30.16 - 36.63     10,317,247
                                  2010       214,307    30.76 - 36.95      7,224,075
                                  2009        73,444    25.33 - 29.40      1,990,671

  MSF Loomis Sayles Small Cap     2013        12,506    17.15 - 18.50        226,802
     Growth Sub-Account           2012         3,306    11.73 - 12.58         40,927
     (Commenced 4/30/2012)

  MSF Met/Artisan Mid Cap         2013    13,125,790    19.41 - 55.03    285,771,010
     Value Sub-Account            2012    13,419,571    14.54 - 40.57    217,257,576
                                  2011    14,599,235    13.33 - 36.59    215,514,020
                                  2010    15,163,945    12.80 - 34.58    213,857,206
                                  2009    15,659,935    11.41 - 30.33    195,923,686

  MSF Met/Dimensional             2013     3,208,551    19.88 - 21.38     66,162,419
     International Small Company  2012     3,203,412    15.91 - 16.90     52,618,293
     Sub-Account                  2011     3,336,605    13.82 - 14.29     47,225,164
                                  2010     2,082,274    16.89 - 17.28     35,750,236
                                  2009     1,225,665    14.11 - 14.28     17,436,960

  MSF MetLife Conservative        2013       557,035    12.93 - 13.63      7,497,408
     Allocation Sub-Account       2012       735,694    12.67 - 13.27      9,655,026
                                  2011       850,770    11.86 - 12.35     10,395,348
                                  2010       830,223    11.74 - 12.15      9,998,191
                                  2009       967,744    10.85 - 11.21     10,771,428

  MSF MetLife Conservative to     2013       550,896    13.60 - 14.27      7,732,376
     Moderate Allocation          2012       588,986    12.52 - 13.07      7,576,787
     Sub-Account                  2011       608,383    11.48 - 11.91      7,143,945
                                  2010       782,775    11.60 - 11.97      9,257,856
                                  2009       836,071    10.62 - 10.90      9,016,185

                                                  FOR THE YEAR ENDED DECEMBER 31
                                        --------------------------------------------------
                                        INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                           INCOME          LOWEST TO         LOWEST TO
                                          RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                        -------------  ----------------  -----------------
  MSF BlackRock Money Market      2013         --        0.90 - 2.35       (2.32) - (0.37)
     Sub-Account                  2012         --        0.95 - 2.35       (2.34) - (0.74)
                                  2011         --        0.95 - 2.35       (2.32) - (0.94)
                                  2010         --        0.95 - 2.35       (2.32) - (0.64)
                                  2009       0.25        1.00 - 2.35       (2.07) - (0.48)

  MSF Davis Venture Value         2013       1.27        0.89 - 2.35         30.43 - 32.52
     Sub-Account                  2012       0.72        0.89 - 2.35          1.16 - 11.86
                                  2011       1.01        0.89 - 2.35      (11.86) - (4.88)
                                  2010       0.87        0.89 - 2.35          9.22 - 11.01
                                  2009       1.37        0.89 - 2.35         28.77 - 30.82

  MSF Frontier Mid Cap            2013         --        1.30 - 2.35         19.21 - 20.07
     Growth Sub-Account
     (Commenced 4/29/2013)

  MSF Jennison Growth             2013       0.20        0.90 - 2.35         33.56 - 35.51
     Sub-Account                  2012       0.01        0.95 - 2.35        (4.12) - 14.17
                                  2011       0.06        1.30 - 2.35       (2.11) - (0.86)
                                  2010       0.38        1.30 - 2.35          8.74 - 10.07
                                  2009         --        1.30 - 2.35         36.32 - 38.02

  MSF Loomis Sayles Small Cap     2013       0.23        1.20 - 2.30         37.49 - 39.01
     Core Sub-Account             2012         --        1.20 - 2.30         11.66 - 12.90
                                  2011         --        1.20 - 2.30       (1.94) - (0.86)
                                  2010         --        1.20 - 2.30         24.32 - 25.69
                                  2009         --        1.20 - 2.15         27.16 - 28.38

  MSF Loomis Sayles Small Cap     2013         --        0.90 - 1.50         46.17 - 47.05
     Growth Sub-Account           2012         --        0.90 - 1.50       (1.28) - (0.88)
     (Commenced 4/30/2012)

  MSF Met/Artisan Mid Cap         2013       0.77        0.89 - 2.35         33.34 - 35.64
     Value Sub-Account            2012       0.80        0.89 - 2.35          8.98 - 10.87
                                  2011       0.79        0.89 - 2.35           4.02 - 5.81
                                  2010       0.59        0.89 - 2.35         12.09 - 14.02
                                  2009       0.84        0.89 - 2.35         37.92 - 40.31

  MSF Met/Dimensional             2013       1.72        0.90 - 2.30         24.70 - 26.46
     International Small Company  2012       2.19        0.90 - 2.35          3.91 - 16.37
     Sub-Account                  2011       1.94        1.30 - 2.35     (18.19) - (17.33)
                                  2010       1.30        1.30 - 2.35         19.74 - 21.01
                                  2009         --        1.30 - 2.35         39.40 - 40.87

  MSF MetLife Conservative        2013       3.04        1.55 - 2.15           2.07 - 2.68
     Allocation Sub-Account       2012       3.27        1.55 - 2.15           6.85 - 7.49
                                  2011       2.37        1.55 - 2.15           1.06 - 1.66
                                  2010       4.06        1.55 - 2.15           7.71 - 8.36
                                  2009       3.20        1.55 - 2.25         17.85 - 18.68

  MSF MetLife Conservative to     2013       2.53        1.55 - 2.10           8.62 - 9.22
     Moderate Allocation          2012       2.95        1.55 - 2.10           9.13 - 9.74
     Sub-Account                  2011       2.14        1.55 - 2.10       (1.04) - (0.50)
                                  2010       3.38        1.55 - 2.10           9.21 - 9.81
                                  2009       3.07        1.55 - 2.10         21.11 - 21.78

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                 AS OF DECEMBER 31                          FOR THE YEAR ENDED DECEMBER 31
                                   ---------------------------------------------  --------------------------------------------------
                                                    UNIT VALUE                    INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                     LOWEST TO          NET          INCOME          LOWEST TO          LOWEST TO
                                       UNITS        HIGHEST ($)     ASSETS ($)      RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                   ------------  ---------------  --------------  -------------  ----------------  -----------------
  MSF MetLife Mid Cap Stock  2013     5,501,359     2.64 - 28.20     125,884,078       1.00        0.89 - 2.35         29.67 - 31.97
     Index Sub-Account       2012     4,914,049     2.01 - 21.37      88,989,701       0.82        0.89 - 2.35         14.53 - 16.55
                             2011     4,708,991     1.73 - 18.33      77,805,929       0.70        0.89 - 2.35       (4.50) - (2.76)
                             2010     3,443,301    15.77 - 18.85      59,472,935       0.76        0.89 - 2.20         23.19 - 25.17
                             2009     1,692,693    12.86 - 15.06      23,983,061       1.55        0.89 - 2.15         28.41 - 35.78

  MSF MetLife Moderate       2013     3,073,122    13.90 - 14.77      44,655,421       2.00        1.55 - 2.25         15.36 - 16.17
     Allocation Sub-Account  2012     3,326,548    12.05 - 12.71      41,689,448       2.39        1.55 - 2.25         10.71 - 11.49
                             2011     3,930,913    10.88 - 11.40      44,282,730       1.52        1.55 - 2.25       (3.55) - (2.89)
                             2010     4,192,524    11.28 - 11.74      48,715,861       2.53        1.55 - 2.25         10.65 - 11.44
                             2009     4,293,013    10.20 - 10.54      44,856,785       2.96        1.55 - 2.25         23.72 - 24.58

  MSF MetLife Moderate to    2013     3,927,901    14.05 - 14.80      57,260,787       1.46        1.55 - 2.15         21.67 - 22.40
     Aggressive Allocation   2012     4,335,356    11.55 - 12.09      51,720,857       1.91        1.55 - 2.15         12.92 - 13.60
     Sub-Account             2011     4,632,179    10.23 - 10.65      48,721,974       1.43        1.55 - 2.15       (5.81) - (5.25)
                             2010     5,194,016    10.86 - 11.24      57,766,976       2.14        1.55 - 2.15         12.25 - 12.94
                             2009     5,328,120      9.67 - 9.95      52,562,753       2.53        1.55 - 2.15         26.35 - 27.11

  MSF MetLife Stock Index    2013    28,624,388     6.28 - 69.33     561,274,487       1.68        0.89 - 2.90         28.14 - 30.85
     Sub-Account             2012    29,109,224     4.82 - 52.98     446,759,028       1.55        0.89 - 2.90         12.30 - 14.73
                             2011    25,347,914     4.22 - 46.18     355,993,780       1.55        0.89 - 2.90         (1.15) - 0.94
                             2010    23,801,960    11.03 - 45.76     343,187,076       1.63        0.89 - 2.90         11.41 - 13.81
                             2009    21,150,594     9.85 - 40.20     281,243,641       2.10        0.89 - 2.90         23.01 - 26.75

  MSF MFS Total Return       2013       814,124    46.24 - 71.07      46,044,412       2.31        0.89 - 2.30         16.06 - 17.94
     Sub-Account             2012       730,405    41.41 - 60.26      35,344,618       2.78        0.89 - 2.15          2.75 - 10.59
                             2011       826,212    38.00 - 54.49      36,390,818       2.68        0.89 - 2.15           0.04 - 1.51
                             2010       929,202    37.99 - 53.68      40,676,709       2.91        0.89 - 2.15           7.53 - 9.10
                             2009     1,006,138    35.33 - 49.20      40,772,224       4.14        0.89 - 2.15         15.84 - 17.55

  MSF MFS Value Sub-Account  2013    12,139,878    12.05 - 23.85     260,473,964       0.55        0.89 - 2.35         17.10 - 34.53
                             2012     3,025,966    14.12 - 17.78      48,275,261       1.94        0.89 - 2.30          3.00 - 15.61
                             2011     3,145,406    12.27 - 14.81      43,754,913       1.57        0.89 - 2.30       (1.43) - (0.04)
                             2010     3,234,649    12.33 - 14.90      45,430,281       1.32        0.89 - 2.30          8.89 - 10.44
                             2009     2,664,361    11.22 - 13.56      33,984,060         --        0.89 - 2.30         18.08 - 19.75

  MSF MSCI EAFE Index        2013     8,809,646     1.61 - 17.40     112,197,169       2.89        0.89 - 2.25         18.74 - 20.78
     Sub-Account             2012     7,172,234     1.34 - 14.41      81,404,548       2.89        0.89 - 2.15         15.42 - 17.27
                             2011     6,390,970     1.15 - 12.29      69,159,210       2.23        0.89 - 2.15     (14.50) - (13.28)
                             2010     4,636,491    11.54 - 14.17      58,834,689       2.24        0.89 - 2.15           5.47 - 7.24
                             2009     2,230,107    10.94 - 13.21      27,098,496       3.30        0.89 - 2.15         26.95 - 35.25

  MSF Neuberger Berman       2013     8,020,175    18.58 - 27.70     172,247,460       0.10        0.89 - 2.35         24.94 - 37.30
     Genesis Sub-Account     2012       626,194    16.44 - 20.18      11,798,908       0.34        0.89 - 2.30           7.25 - 9.05
                             2011       647,811    15.96 - 18.50      11,266,993       0.73        0.89 - 1.95         (7.38) - 4.87
                             2010       578,563    16.81 - 17.64       9,730,049       0.51        0.89 - 1.35         19.95 - 20.50
                             2009       605,787    14.02 - 14.64       8,493,213       1.10        0.89 - 1.35         11.63 - 12.15

  MSF Russell 2000 Index     2013     5,835,501     2.74 - 29.98     141,070,458       1.29        0.89 - 2.35         34.91 - 37.33
     Sub-Account             2012     5,078,788     2.01 - 21.83      91,750,975       0.88        0.89 - 2.35         13.24 - 15.31
                             2011     3,926,223     1.75 - 18.93      64,081,468       0.84        0.89 - 2.35       (6.46) - (4.95)
                             2010     2,703,578     7.11 - 19.92      46,792,763       0.77        0.89 - 2.35         23.61 - 25.79
                             2009     1,108,328     5.68 - 15.83      15,337,009       1.65        0.89 - 2.20         24.25 - 26.62

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                       AS OF DECEMBER 31
                                         ---------------------------------------------
                                                          UNIT VALUE
                                                           LOWEST TO          NET
                                             UNITS        HIGHEST ($)     ASSETS ($)
                                         ------------  ---------------  --------------
  MSF T. Rowe Price Large          2013    14,688,080     8.03 - 53.41     151,930,071
     Growth Sub-Account            2012        39,346    35.99 - 39.07       1,501,612
                                   2011        44,809    30.91 - 33.42       1,465,621
                                   2010        40,496    31.93 - 34.38       1,365,647
                                   2009        39,614    27.87 - 29.90       1,161,818

  MSF T. Rowe Price Small Cap      2013       356,919    25.98 - 35.74      10,522,813
     Growth Sub-Account            2012       380,162    18.41 - 24.95       7,808,995
                                   2011       417,381    16.23 - 21.67       7,500,142
                                   2010       465,332    16.01 - 21.48       8,285,648
                                   2009       481,022    12.16 - 16.06       6,406,764

  MSF Van Eck Global Natural       2013     6,278,667    16.43 - 17.17     106,449,499
     Resources Sub-Account         2012     7,200,491    15.15 - 15.70     111,896,983
     (Commenced 5/4/2009)          2011     6,910,683    15.07 - 15.51     106,332,935
                                   2010     3,967,225    18.49 - 18.86      74,371,723
                                   2009     1,195,095    14.65 - 14.80      17,635,926

  MSF Western Asset                2013    16,417,493    14.93 - 19.52     291,870,388
     Management U.S. Government    2012    17,244,875    15.42 - 19.89     313,310,285
     Sub-Account                   2011    16,038,241    15.32 - 19.49     285,529,978
                                   2010    12,558,586    14.90 - 18.69     214,907,918
                                   2009     8,573,371    14.46 - 17.89     140,925,866

  Neuberger Berman Genesis         2013           474            23.21          10,991
     Sub-Account                   2012           474            17.11           8,101
                                   2011           474            15.72           7,443
                                   2010           571            15.16           8,663
                                   2009           697            12.60           8,785

  Oppenheimer VA Core Bond         2013         1,493             5.79           8,646
     Sub-Account                   2012         1,541             5.88           9,058
                                   2011         1,878             5.41          10,150
                                   2010         1,952             5.06           9,885
                                   2009        12,533             4.61          57,756

  Oppenheimer VA Global            2013           443            10.15           4,492
     Strategic Income Sub-Account  2012           443            10.30           4,562
                                   2011           443             9.20           4,075
                                   2010           443             9.25           4,097
                                   2009         1,786             8.16          14,575

  Oppenheimer VA Main Street       2013        14,316             7.27         104,039
     Sub-Account                   2012        14,959             5.59          83,663
                                   2011        22,109             4.85         107,300
                                   2010        24,227             4.92         119,249
                                   2009        28,105             4.30         120,826

  Oppenheimer VA Main Street       2013     4,655,290    16.15 - 27.82     123,045,407
     Small Cap Sub-Account         2012     5,041,901    11.62 - 19.97      96,092,155
                                   2011     4,964,464     9.98 - 17.13      81,494,321
                                   2010     4,127,208    10.35 - 17.72      70,331,777
                                   2009     3,126,840     8.51 - 14.54      43,881,910

                                                   FOR THE YEAR ENDED DECEMBER 31
                                         --------------------------------------------------
                                         INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                            INCOME          LOWEST TO          LOWEST TO
                                           RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                         -------------  ----------------  -----------------
  MSF T. Rowe Price Large          2013         --        0.89 - 2.35         26.10 - 37.93
     Growth Sub-Account            2012         --        1.50 - 1.90         16.43 - 16.90
                                   2011         --        1.50 - 1.90       (3.19) - (2.80)
                                   2010       0.07        1.50 - 1.90         14.55 - 15.01
                                   2009       0.32        1.50 - 1.90         40.35 - 40.91

  MSF T. Rowe Price Small Cap      2013       0.22        0.89 - 2.15         41.11 - 43.27
     Growth Sub-Account            2012         --        0.89 - 2.15         13.43 - 15.14
                                   2011         --        0.89 - 2.15         (0.70) - 0.87
                                   2010         --        0.89 - 2.30         31.60 - 33.71
                                   2009       0.12        0.89 - 2.30         35.49 - 37.73

  MSF Van Eck Global Natural       2013       0.66        1.30 - 2.15           8.40 - 9.32
     Resources Sub-Account         2012         --        1.30 - 2.15           0.38 - 1.25
     (Commenced 5/4/2009)          2011       1.10        1.30 - 2.20     (18.49) - (17.75)
                                   2010       0.25        1.30 - 2.20         26.22 - 27.36
                                   2009         --        1.30 - 2.20         35.00 - 35.82

  MSF Western Asset                2013       1.95        0.95 - 2.35       (3.21) - (1.84)
     Management U.S. Government    2012       1.85        0.95 - 2.35           0.64 - 2.07
     Sub-Account                   2011       1.20        0.95 - 2.35           2.83 - 4.28
                                   2010       2.24        0.95 - 2.35           3.04 - 4.50
                                   2009       4.06        0.95 - 2.35           1.67 - 3.10

  Neuberger Berman Genesis         2013       0.32               0.89                 35.68
     Sub-Account                   2012       0.21               0.89                  8.84
                                   2011       0.84               0.89                  3.67
                                   2010         --               0.89                 20.30
                                   2009         --               0.89                 25.13

  Oppenheimer VA Core Bond         2013       5.14               1.40                (1.49)
     Sub-Account                   2012       4.67               1.40                  8.75
                                   2011       5.76               1.40                  6.77
                                   2010       4.81               1.40                  9.87
                                   2009         --               1.40                  8.09

  Oppenheimer VA Global            2013       4.99               1.40                (1.52)
     Strategic Income Sub-Account  2012       5.95               1.40                 11.95
                                   2011       3.19               1.40                (0.55)
                                   2010      16.19               1.40                 13.38
                                   2009       0.53               1.40                 17.17

  Oppenheimer VA Main Street       2013       1.10               1.40                 29.94
     Sub-Account                   2012       0.86               1.40                 15.24
                                   2011       1.27               1.40                (1.40)
                                   2010       1.11               1.40                 14.49
                                   2009       1.94               1.40                 26.52

  Oppenheimer VA Main Street       2013       0.70        0.95 - 1.75         38.19 - 39.29
     Small Cap Sub-Account         2012       0.33        0.95 - 1.75         15.62 - 16.55
                                   2011       0.36        0.95 - 1.75       (4.07) - (3.30)
                                   2010       0.37        0.95 - 1.75         20.92 - 21.90
                                   2009       0.52        0.95 - 1.75         34.52 - 35.58

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8.  FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                    AS OF DECEMBER 31
                                     ---------------------------------------------
                                                      UNIT VALUE
                                                       LOWEST TO          NET
                                         UNITS        HIGHEST ($)     ASSETS ($)
                                     ------------  ---------------  --------------
  Oppenheimer VA Money         2013           723             5.53           4,000
     Sub-Account               2012        20,150             5.61         112,965
                               2011        20,177             5.69         114,709
                               2010        20,177             5.76         116,310
                               2009        20,177             5.84         117,917

  Pioneer VCT Disciplined      2013       170,657    11.41 - 12.04       2,003,137
     Value Sub-Account         2012       229,721      9.05 - 9.48       2,136,823
                               2011       238,409      8.34 - 8.68       2,036,161
                               2010       243,744      8.83 - 9.11       2,192,843
                               2009       223,412      8.19 - 8.44       1,867,892

  Pioneer VCT Emerging         2013        46,688    14.71 - 16.31         721,583
     Markets Sub-Account       2012        49,333    15.34 - 16.87         791,020
                               2011        48,427    14.01 - 15.29         705,700
                               2010        62,764    18.70 - 20.26       1,212,537
                               2009        60,035    16.18 - 17.74       1,020,914

  Pioneer VCT Equity Income    2013        22,692    27.19 - 30.29         637,874
     Sub-Account               2012        24,722    21.52 - 23.79         548,970
                               2011        17,862    19.96 - 21.90         371,272
                               2010        18,868    19.24 - 20.95         375,754
                               2009        20,833    16.12 - 17.79         354,460

  Pioneer VCT Ibbotson Growth  2013     1,114,977    18.19 - 19.45      20,842,468
     Allocation Sub-Account    2012     1,199,751    15.56 - 16.51      19,107,227
                               2011     1,225,572    14.18 - 14.93      17,736,364
                               2010     1,275,136    14.95 - 15.62      19,386,421
                               2009     1,257,274    13.28 - 13.78      16,934,322

  Pioneer VCT Ibbotson         2013     1,660,240    17.16 - 18.76      30,201,063
     Moderation Allocation     2012     1,789,015    15.09 - 16.33      28,441,628
     Sub-Account               2011     1,795,010    13.82 - 14.81      25,968,930
                               2010     1,833,743    14.43 - 15.31      27,517,066
                               2009     1,818,031    12.95 - 13.60      24,317,338

  Pioneer VCT Mid Cap Value    2013     1,719,853    37.64 - 45.45      71,900,042
     Sub-Account               2012     1,769,793    28.91 - 34.56      56,444,927
                               2011     1,688,831    26.60 - 31.48      49,145,077
                               2010     1,493,349    28.81 - 33.76      46,621,818
                               2009     1,309,529    24.92 - 28.91      35,037,503

  Pioneer VCT Real Estate      2013        11,399    21.20 - 23.46         252,653
     Shares Sub-Account        2012        10,700    21.29 - 23.38         237,514
                               2011        12,968    18.70 - 20.38         251,847
                               2010        12,983    17.38 - 18.80         234,208
                               2009        16,034    13.78 - 14.80         228,918

  T. Rowe Price Growth Stock   2013        62,571           133.27       8,339,192
     Sub-Account               2012        66,302            96.60       6,404,585
                               2011        73,401            81.96       6,015,937
                               2010        85,875            83.50       7,170,858
                               2009        97,059            72.05       6,993,261

                                               FOR THE YEAR ENDED DECEMBER 31
                                     --------------------------------------------------
                                     INVESTMENT(1)  EXPENSE RATIO(2)    TOTAL RETURN(3)
                                        INCOME          LOWEST TO          LOWEST TO
                                       RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                     -------------  ----------------  -----------------
  Oppenheimer VA Money         2013       0.01               1.40                (1.38)
     Sub-Account               2012       0.01               1.40                (1.39)
                               2011       0.01               1.40                (1.37)
                               2010       0.03               1.40                (1.37)
                               2009       0.35               1.40                (1.07)

  Pioneer VCT Disciplined      2013       1.59        1.20 - 1.95         26.11 - 27.06
     Value Sub-Account         2012       0.98        1.20 - 1.95           8.45 - 9.27
                               2011       0.72        1.20 - 1.95       (5.53) - (4.82)
                               2010       0.58        1.20 - 1.95           7.15 - 7.96
                               2009       0.70        1.20 - 2.15         13.26 - 14.34

  Pioneer VCT Emerging         2013       0.92        1.20 - 1.95       (4.08) - (3.36)
     Markets Sub-Account       2012       0.21        1.20 - 1.95          9.49 - 10.32
                               2011         --        1.20 - 1.95     (25.09) - (24.53)
                               2010       0.32        1.20 - 1.95         13.38 - 14.23
                               2009       0.63        1.20 - 2.15         70.32 - 71.96

  Pioneer VCT Equity Income    2013       2.29        1.20 - 1.95         26.35 - 27.30
     Sub-Account               2012       3.87        1.20 - 1.95           7.83 - 8.65
                               2011       2.00        1.20 - 1.95           3.73 - 4.51
                               2010       2.07        1.20 - 1.95         16.93 - 17.81
                               2009       3.38        1.20 - 2.15         11.47 - 12.53

  Pioneer VCT Ibbotson Growth  2013       1.76        1.20 - 1.95         16.95 - 17.83
     Allocation Sub-Account    2012       1.76        1.20 - 1.95          9.72 - 10.55
                               2011       1.94        1.20 - 1.95       (5.14) - (4.42)
                               2010       1.88        1.20 - 1.95         12.55 - 13.39
                               2009       2.87        1.20 - 1.95         30.11 - 31.09

  Pioneer VCT Ibbotson         2013       2.31        1.20 - 2.20         13.71 - 14.85
     Moderation Allocation     2012       2.47        1.20 - 2.20          9.14 - 10.25
     Sub-Account               2011       2.49        1.20 - 2.20       (4.21) - (3.25)
                               2010       2.53        1.20 - 2.20         11.44 - 12.56
                               2009       3.10        1.20 - 2.20         28.59 - 29.89

  Pioneer VCT Mid Cap Value    2013       0.74        0.95 - 1.95         30.19 - 31.50
     Sub-Account               2012       0.84        0.95 - 1.95           8.67 - 9.77
                               2011       0.64        0.95 - 1.95       (7.66) - (6.73)
                               2010       0.87        0.95 - 1.95         15.62 - 16.78
                               2009       1.29        0.95 - 1.95         22.85 - 24.08

  Pioneer VCT Real Estate      2013       2.16        1.20 - 1.95         (0.42) - 0.33
     Shares Sub-Account        2012       2.11        1.20 - 1.95         13.84 - 14.70
                               2011       2.24        1.20 - 1.95           7.64 - 8.45
                               2010       2.42        1.20 - 1.95         26.06 - 27.01
                               2009       4.81        1.20 - 1.95         29.02 - 29.98

  T. Rowe Price Growth Stock   2013       0.04               0.89                 37.97
     Sub-Account               2012       0.18               0.89                 17.86
                               2011       0.02               0.89                (1.85)
                               2010       0.06               0.89                 15.89
                               2009       0.21               0.89                 41.98

             METLIFE INVESTORS USA SEPARATE ACCOUNT A
            OF METLIFE INVESTORS USA INSURANCE COMPANY
         NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)



8.  FINANCIAL HIGHLIGHTS -- (CONCLUDED)


                                                   AS OF DECEMBER 31
                                     ---------------------------------------------
                                                      UNIT VALUE
                                                       LOWEST TO          NET
                                         UNITS        HIGHEST ($)     ASSETS ($)
                                     ------------  ---------------  --------------
  T. Rowe Price International  2013        41,360            15.85         655,401
     Stock Sub-Account         2012        45,736            13.99         639,881
                               2011        59,337            11.89         705,529
                               2010        68,117            13.68         932,126
                               2009        72,797            12.06         877,970

  T. Rowe Price Prime Reserve  2013        31,743            17.59         558,449
     Sub-Account               2012        40,746            17.75         723,146
                               2011        54,384            17.91         973,756
                               2010        70,013            18.06       1,264,618
                               2009        76,856            18.22       1,400,475

  UIF U.S. Real Estate         2013     2,531,191    27.80 - 60.27     100,974,977
     Sub-Account               2012     2,343,331    27.76 - 59.62      90,757,950
                               2011     2,367,197    24.43 - 51.96      76,564,905
                               2010     2,327,750    23.50 - 49.52      68,963,648
                               2009     2,542,094    18.43 - 38.47      56,466,102

                                               FOR THE YEAR ENDED DECEMBER 31
                                     -------------------------------------------------
                                     INVESTMENT(1)  EXPENSE RATIO(2)   TOTAL RETURN(3)
                                        INCOME          LOWEST TO         LOWEST TO
                                       RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                     -------------  ----------------  ----------------
  T. Rowe Price International  2013       0.97               0.89                13.26
     Stock Sub-Account         2012       1.21               0.89                17.66
                               2011       1.20               0.89              (13.11)
                               2010       1.13               0.89                13.46
                               2009       2.49               0.89                50.86

  T. Rowe Price Prime Reserve  2013       0.01               0.89               (0.87)
     Sub-Account               2012       0.01               0.89               (0.88)
                               2011       0.01               0.89               (0.87)
                               2010       0.01               0.89               (0.87)
                               2009       0.22               0.89               (0.70)

  UIF U.S. Real Estate         2013       1.09        0.95 - 1.90          0.13 - 1.09
     Sub-Account               2012       0.85        0.95 - 1.90        13.65 - 14.74
                               2011       0.85        0.95 - 1.90          3.93 - 4.92
                               2010       2.15        0.95 - 1.90        27.52 - 28.73
                               2009       3.31        0.95 - 1.90        25.93 - 27.14

 1 These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets, regardless of share class, if any. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying fund or portfolio in which the Sub-Account invests. The investment income ratio is calculated as a weighted average ratio since the Sub-Account may invest in two or more share classes, within the underlying portfolio, series, or fund of the Trusts which may have unique investment income ratios.

 2 These amounts represent annualized contract expenses of each of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

 3 These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on the minimum and maximum returns within each product grouping of the applicable Sub-Account.

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                   MetLife Insurance Company of Connecticut
          Unaudited Pro Forma Condensed Combined Financial Statements

In the second quarter of 2013, MetLife, Inc. announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged are MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company ("MLI-USA"), a wholly-owned subsidiary of MetLife Insurance Company of Connecticut, and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MetLife Insurance Company of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving company. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. Effective January 1, 2014, following receipt of New York State Department of Financial Services approval, MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York. Also, effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with an affiliate all existing New York insurance policies and annuity contracts that include a separate account feature. Following the Mergers and subject to certain regulatory approvals, MetLife Insurance Company of Connecticut will likely enter into transactions to transfer to one or more affiliates certain business that is currently reinsured by Exeter. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

The unaudited pro forma condensed combined financial statements and accompanying notes present the impact of the Mergers as a transaction among entities under common control which is more fully described in the notes to the unaudited pro forma condensed combined financial statements. Transactions among entities under common control are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The unaudited pro forma condensed combined financial statements include historical audited amounts as of December 31, 2013 and for the years ended December 31, 2013, 2012 and 2011, for MetLife Insurance Company of Connecticut and its subsidiaries, including MLI-USA (collectively "MICC"), MLIIC and Exeter. The unaudited pro forma condensed combined financial statements give effect to the Mergers as if they had occurred (i) on December 31, 2013 for purposes of the unaudited pro forma condensed combined balance sheet and
(ii) on January 1, 2011 for purposes of the unaudited pro forma condensed combined statements of operations for the years ended December 31, 2013, 2012 and 2011. The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are directly attributable to the Mergers, factually supportable, and are expected to have a continuing impact on the combined results. It is likely that the actual adjustments reflected in the final accounting, that will consider additional available information, will differ from the pro forma adjustments and it is possible the differences may be material.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes. In addition, the unaudited proforma condensed combined financial statements were derived from and should be read in conjunction with the audited historical consolidated financial statements of MICC included in MetLife Insurance Company of Connecticut's Annual Report on Form 10-K for the year ended December 31, 2013, as revised by MetLife Insurance Company of Connecticut's Current Report on Form 8-K filed on October 27, 2014, as well as the audited historical balance sheets of MLIIC as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income
(loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto and balance sheets of Exeter as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto, as restated on October 27, 2014 and as revised on November 7, 2014, are included as Exhibits 99.1 and 99.2, respectively, to the Current Report on Form 8-K/A ("Amendment No. 2") with which this financial information is filed as Exhibit 99.3.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not intended to reflect the results of operations or the financial position of the combined company that would have resulted had the Mergers been effective as of and during the periods presented or the results that may be obtained by the combined company in the future. The unaudited pro forma condensed combined financial statements as of and for the periods presented do not reflect future events that are not directly attributable to the Mergers and that may occur after the Mergers, including, but not limited to, expense efficiencies or revenue enhancements arising from the Mergers or management actions. Future results may vary significantly from the results reflected in the unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Unaudited Pro Forma Condensed Combined Balance Sheet
                               December 31, 2013

                     (In millions, except per share data)

                                                    Historical
                                          -----------------------------
                                                    MetLife    Exeter
                                                   Investors Reassurance
                                                   Insurance   Company   Reinsurance    Other                Pro Forma
                                            MICC    Company     Ltd.     Adjustments Adjustments    Notes    Combined
                                          -------- --------- ----------- ----------- ----------- ----------- ---------
Assets
Investments:
 Fixed maturity securities
   available-for-sale, at estimated
   fair value............................ $ 45,252  $ 2,250    $ 1,321     $  (695)    $    --      3(c)     $ 48,128
 Equity securities available-for-sale,
   at estimated fair value...............      418       45         --          --          --                    463
 Mortgage loans, net; at estimated fair
   value.................................    7,718      286         --          --          --                  8,004
 Policy loans............................    1,219       27         --          --          --                  1,246
 Real estate and real estate joint
   ventures..............................      754       --         --          --          --                    754
 Other limited partnership interests.....    2,130       32         --          --          --                  2,162
 Short-term investments, principally at
   estimated fair value..................    2,107       75      2,781          (7)         --      3(c)        4,956
 Derivative assets.......................       --       --      2,376          --      (2,376)     4(a)           --
 Funds withheld at interest..............       --       --      2,694          --      (2,694)     4(a)           --
 Other invested assets, principally at                                                            3(a)-(c),
   estimated fair value..................    2,555       68         --      (2,768)      4,570   4(a), 5(a)     4,425
                                          --------  -------    -------     -------     -------               --------
   Total investments.....................   62,153    2,783      9,172      (3,470)       (500)                70,138
Cash and cash equivalents, principally
 at estimated fair value.................      746       24        630        (604)         --    3(a), (c)       796
Accrued investment income................      542       26         94         (29)         (2)  3(c), 5(a)       631
Premiums, reinsurance and other
 receivables.............................   20,609    1,829        646      (3,170)         --    3(a)-(c)     19,914
Deferred policy acquisition costs and
 value of business acquired..............    4,730      291        160         707          --    3(b), (c)     5,888
Current income tax recoverable...........      192        9        197          --          --                    398
Deferred income tax recoverable..........       --       --      1,529          --      (1,529)     4(b)           --
Goodwill.................................      493       --         --          --          33      4(c)          526
Other assets.............................      794      110         --          34         (33)  3(b), 4(c)       905
Separate account assets..................   97,780   12,033         --          --          --                109,813
                                          --------  -------    -------     -------     -------               --------
   Total assets.......................... $188,039  $17,105    $12,428     $(6,532)    $(2,031)              $209,009
                                          ========  =======    =======     =======     =======               ========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits...................                                                        3(b), (c),
                                          $ 27,991  $   501    $ 2,747     $(1,455)    $    12      4(d)     $ 29,796
Policyholder account balances............   33,453    2,748      2,489      (1,262)         --      3(c)       37,428
Other policy-related balances............                                                        3(b), (c),
                                             3,164      102      2,170      (2,973)          4      4(d)        2,467
Policyholder dividends payable...........       --       --         16          --         (16)     4(d)           --
Payables for collateral under
 securities loaned and other
 transactions............................    6,451      266         --          --         197      4(e)        6,914
Long-term debt...........................    2,251       --        575          --        (500)     5(a)        2,326
Deferred income tax liability............    1,385      192         --         272      (1,529)  3(b), 4(b)       320
Derivative liabilities...................       --       --      2,648          --      (2,648)     4(f)           --
                                                                                                  3(a)-(c),
                                                                                                 4(e), 4(f),
Other liabilities........................    6,776       94        553      (1,560)      2,449      5(a)        8,312
Separate account liabilities.............   97,780   12,033         --          --          --                109,813
                                          --------  -------    -------     -------     -------               --------
   Total liabilities.....................  179,251   15,936     11,198      (6,978)     (2,031)               197,376
                                          --------  -------    -------     -------     -------               --------
Stockholders' Equity
Preferred stock..........................       --       --         --          --          --                     --
Common stock, par value $2.50 per share..       86        6         --          --          --                     92
Additional paid-in capital...............    6,737      636      4,126          --          --                 11,499
Retained earnings (accumulated deficit)..    1,076      504     (2,965)        506          --      3(b)         (879)
Accumulated other comprehensive income
 (loss)..................................      889       23         69         (60)         --      3(c)          921
                                          --------  -------    -------     -------     -------               --------
   Total stockholders' equity............    8,788    1,169      1,230         446          --                 11,633
                                          --------  -------    -------     -------     -------               --------
   Total liabilities and stockholders'
    equity............................... $188,039  $17,105    $12,428     $(6,532)    $(2,031)              $209,009
                                          ========  =======    =======     =======     =======               ========

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

        Unaudited Pro Forma Condensed Combined Statement of Operations
                      For the Year End December 31, 2013

                                 (In millions)

                                               Historical
                                     -----------------------------
                                               MetLife    Exeter
                                              Investors Reassurance
                                              Insurance   Company   Reinsurance    Other                    Pro Forma
                                       MICC    Company     Ltd.     Adjustments Adjustments      Notes      Combined
                                     -------  --------- ----------- ----------- ----------- --------------- ---------
Revenues
Premiums............................ $   606    $  29     $   59       $  (5)      $ --          3(b)        $  689
Universal life and investment-type
 product policy fees................   2,336      202        587        (177)        --        3(b), (c)      2,948
Net investment income...............   2,852      114         35         (16)        (2)      3(c), 5(a)      2,983
Fees on ceded reinsurance and
 other..............................      --       90         --          --        (90)         4(g)            --
Other revenues......................     592       --          2         (74)        90     3(b), (c), 4(g)     610
Net investment gains (losses):
  Other-than-temporary impairments
   on fixed maturity securities.....      (9)      --         --          --         --                          (9)
  Other-than-temporary impairments
   on fixed maturity securities
   transferred to other
   comprehensive income (loss)......     (11)      --         --          --         --                         (11)
  Other net investment gains
   (losses).........................     102        1        (57)         59        (45)      3(c), 5(b)         60
                                     -------    -----     ------       -----       ----                      ------
    Total net investment gains
     (losses).......................      82        1        (57)         59        (45)                         40
  Net derivative gains (losses).....  (1,052)    (442)     1,935         375         --          3(c)           816
                                     -------    -----     ------       -----       ----                      ------
    Total revenues..................   5,416       (6)     2,561         162        (47)                      8,086
                                     -------    -----     ------       -----       ----                      ------
Expenses
Policyholder benefits and claims....   1,707       48      1,380         (44)        27     3(b), (c), 4(h)   3,118
Interest credited to policyholder
 account balances...................   1,037      113         17         (17)        --          3(c)         1,150
Policyholder dividends..............      --       --         27          --        (27)         4(h)            --
Goodwill impairment.................      66       --         --          --         --                          66
Other expenses......................   1,659      (11)       101         215         (2)    3(b)-(d), 5(a)    1,962
                                     -------    -----     ------       -----       ----                      ------
    Total expenses..................   4,469      150      1,525         154         (2)                      6,296
                                     -------    -----     ------       -----       ----                      ------
Income (loss) from continuing
 operations before provision for
 income tax.........................     947     (156)     1,036           8        (45)                      1,790
Provision for income tax expense
 (benefit)..........................     227      (67)       364           3        (16)      3(e), 5(c)        511
                                     -------    -----     ------       -----       ----                      ------
Income from continuing operations,
 net of income tax.................. $   720    $ (89)    $  672       $   5       $(29)                     $1,279
                                     =======    =====     ======       =====       ====                      ======

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

        Unaudited Pro Forma Condensed Combined Statement of Operations
                      For the Year End December 31, 2012

                                 (In millions)

                                            Historical
                                   ----------------------------
                                            MetLife    Exeter
                                           Investors Reassurance
                                           Insurance   Company   Reinsurance    Other                   Pro Forma
                                    MICC    Company     Ltd.     Adjustments Adjustments     Notes      Combined
                                   ------  --------- ----------- ----------- ----------- -------------- ---------
Revenues
Premiums.......................... $1,261    $ 11      $   950     $  (888)     $ --        3(b),(c)     $1,334
Universal life and investment-
  type product policy fees........  2,261     198          548        (183)       --        3(b),(c)      2,824
Net investment income.............  2,952     113           21          (2)      (26)      3(c), 5(a)     3,058
Fees on ceded reinsurance and
  other...........................     --      93           --          --       (93)         4(g)           --
Other revenues....................    511      --           23         (24)       93       3(c), 4(g)       603
Net investment gains (losses):
 Other-than-temporary
   impairments on fixed
   maturity securities............    (52)     (2)          --          --        --                        (54)
 Other-than-temporary
   impairments on fixed
   maturity securities
   transferred to other
   comprehensive income
   (loss).........................      3      --           --          --        --                          3
 Other net investment gains
   (losses).......................    201      (2)          42         (37)       --          3(c)          204
                                   ------    ----      -------     -------      ----                     ------
   Total net investment gains
     (losses).....................    152      (4)          42         (37)       --                        153
 Net derivative gains
   (losses).......................  1,003     329       (3,677)      1,432        --          3(c)         (913)
                                   ------    ----      -------     -------      ----                     ------
   Total revenues.................  8,140     740       (2,093)        298       (26)                     7,059
                                   ------    ----      -------     -------      ----                     ------
Expenses
Policyholder benefits and
  claims..........................  2,389     100        1,812      (1,001)       30     3(b),(c), 4(h)   3,330
Interest credited to policyholder
  account balances................  1,147     118           17         (17)       --          3(c)        1,265
Policyholder dividends............     --      --           30          --       (30)         4(h)           --
Goodwill impairment...............    394      --           --          --        --                        394
Other expenses....................  2,720     229          206        (709)      (26)    3(b)-(d), 5(a)   2,420
                                   ------    ----      -------     -------      ----                     ------
   Total expenses.................  6,650     447        2,065      (1,727)      (26)                     7,409
                                   ------    ----      -------     -------      ----                     ------
Income (loss) from continuing
  operations before provision
  for income tax..................  1,490     293       (4,158)      2,025        --                       (350)
Provision for income tax
  expense (benefit)...............    372      94       (1,455)        709        --       3(e), 5(c)      (280)
                                   ------    ----      -------     -------      ----                     ------
Income (loss) from continuing
  operations, net of income
  tax............................. $1,118    $199      $(2,703)    $ 1,316      $ --                     $  (70)
                                   ======    ====      =======     =======      ====                     ======

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

        Unaudited Pro Forma Condensed Combined Statement of Operations
                      For the Year End December 31, 2011

                                 (In millions)

                                             Historical
                                    ----------------------------
                                             MetLife    Exeter
                                            Investors Reassurance
                                            Insurance   Company   Reinsurance    Other                   Pro Forma
                                     MICC    Company     Ltd.     Adjustments Adjustments     Notes      Combined
                                    ------  --------- ----------- ----------- ----------- -------------- ---------
Revenues
Premiums........................... $1,828    $  7       $ 72        $  (9)      $  --         3(b)       $1,898
Universal life and investment-type
  product policy fees..............  1,956     204        433         (136)         --       3(b),(c)      2,457
Net investment income..............  3,074     114         17            3          (9)     3(c), 5(a)     3,199
Fees on ceded reinsurance and
  other............................     --     104         --           --        (104)        4(g)           --
Other revenues.....................    508      --         44          (55)        104    3(b),(c), 4(g)     601
Net investment gains (losses):
 Other-than-temporary
   impairments on fixed maturity
   securities......................    (42)     --         --           --          --                       (42)
 Other-than-temporary
   impairments on fixed maturity
   securities transferred to other
   comprehensive income
   (loss)..........................     (5)     --         --           --          --                        (5)
 Other net investment gains
   (losses)........................     82      (5)        (1)          --          --                        76
                                    ------    ----       ----        -----       -----                    ------
   Total net investment gains
     (losses)......................     35      (5)        (1)          --          --                        29
 Net derivative gains (losses).....  1,096     326        230         (787)         --         3(c)          865
                                    ------    ----       ----        -----       -----                    ------
   Total revenues..................  8,497     750        795         (984)         (9)                    9,049
                                    ------    ----       ----        -----       -----                    ------
Expenses
Policyholder benefits and claims...  2,660      59        309          (88)         31    3(b),(c), 4(h)   2,971
Interest credited to policyholder
  account balances.................  1,189     127         16          (16)         --         3(c)        1,316
Policyholder dividends.............     --      --         31           --         (31)        4(h)           --
Other expenses.....................  2,981     259        170         (101)         (9)   3(b)-(d), 5(a)   3,300
                                    ------    ----       ----        -----       -----                    ------
   Total expenses..................  6,830     445        526         (205)         (9)                    7,587
                                    ------    ----       ----        -----       -----                    ------
Income (loss) from continuing
  operations before provision for
  income tax.......................  1,667     305        269         (779)         --                     1,462
Provision for income tax expense
  (benefit)........................    493      90         94         (272)         --      3(e), 5(c)       405
                                    ------    ----       ----        -----       -----                    ------
Income (loss) from continuing
  operations, net of income tax.... $1,174    $215       $175        $(507)      $  --                    $1,057
                                    ======    ====       ====        =====       =====                    ======

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

1. Description of Transaction

In the second quarter of 2013, MetLife, Inc. announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged are MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company ("MLI-USA"), a wholly-owned subsidiary of MetLife Insurance Company of Connecticut, and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MetLife Insurance Company of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving company. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. Effective January 1, 2014, following receipt of New York State Department of Financial Services approval, MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York. Also, effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with an affiliate all existing New York insurance policies and annuity contracts that include a separate account feature. Following the Mergers and subject to certain regulatory approvals, MetLife Insurance Company of Connecticut will likely enter into transactions to transfer to one or more affiliates certain business that is currently reinsured by Exeter. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

2. Basis of Presentation

The Mergers represent a transaction among entities under common control. Transactions among entities under common control are accounted for as if the transaction occurred at the beginning of the earliest date presented and prior years are retrospectively adjusted to furnish comparative information similar to the pooling method. The unaudited pro forma condensed combined financial statements include historical amounts derived from the audited financial statements as of December 31, 2013 and for the years ended December 31, 2013, 2012 and 2011, for MetLife Insurance Company of Connecticut and its subsidiaries, including MLI-USA (collectively "MICC"), MLIIC and Exeter. The unaudited pro forma condensed combined financial statements give effect to the Mergers as if they had occurred (i) on December 31, 2013 for purposes of the unaudited pro forma condensed combined balance sheet and (ii) on January 1, 2011 for purposes of the unaudited pro forma condensed combined statements of operations for the years ended December 31, 2013, 2012 and 2011.

The unaudited pro forma condensed combined financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and presented in accordance with the requirements of
Article 11 of Regulation S-X published by the U.S. Securities and Exchange Commission. In accordance with Article 11 of Regulation S-X, discontinued operations have been excluded from the presentation of the unaudited pro forma condensed combined statements of operations.

The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are directly attributable to the Mergers, factually supportable, and are expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements exclude the effects of adjustments that rely on highly judgmental estimates including how historical management practices and operating decisions may or may not have changed as a result of the Mergers.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not intended to reflect the results of operations or the financial position of the combined company that

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
            CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

would have resulted had the Mergers been effective during the periods presented or the results that may be obtained by the combined company in the future.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the audited historical consolidated financial statements of MICC included in MetLife Insurance Company of Connecticut's Annual Report on Form 10-K for the year ended December 31, 2013, as revised by MetLife Insurance Company of Connecticut's Current Report on Form 8-K filed on October 27, 2014, as well as the audited historical balance sheets of MLIIC as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto and balance sheets of Exeter as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity and cash flows for each of the three years in the period ended December 31, 2013 together with the notes thereto, as restated on October 27, 2014 and as revised on November 7, 2014, are included as Exhibits 99.1 and 99.2, respectively, to the Current Report on Form 8-K/A ("Amendment No. 2") with which this financial information is filed as Exhibit 99.3.

3. Reinsurance Adjustments

In connection with the Mergers, adjustments have been included for new and planned reinsurance agreements, for the recapture of certain reinsurance agreements and to eliminate non-recurring bank fees. The total of the reinsurance adjustments at December 31, 2013 resulted in changes to total assets of ($6,532) million, total liabilities of ($6,978) million, and total stockholders' equity of $446 million and for the years ended December 31, 2013, 2012 and 2011 resulted in changes to total revenues of $162 million, $298 million and ($984) million, respectively, and to total expenses of $154 million, ($1,727) million, and ($205) million, respectively.

    (a)Adjustment to increase total assets and total liabilities by $97 million to record a new reinsurance agreement. Effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with Metropolitan Life Insurance Company, an affiliate, all existing New York insurance policies and annuity contracts that include a separate account feature. The new reinsurance agreement was entered into in connection with MetLife Insurance Company of Connecticut withdrawing its license to issue insurance policies and annuity contracts in New York.
    (b)Adjustment to eliminate reinsurance transactions among the merging companies. The adjustments at December 31, 2013 include: changes of ($4,045) million to total assets, ($4,551) million to total liabilities and $506 million to retained earnings. The adjustments for the years ended December 31, 2013, 2012 and 2011 include: reductions to total revenue of $73 million, $0 and $12 million, respectively, and changes to other expenses of $208 million, ($690) million and ($61) million, respectively.
    (c)Adjustment to reflect planned reinsurance transactions to transfer to one or more affiliates certain business that is currently reinsured by Exeter. The adjustments at December 31, 2013 include: reductions of $2,584 million to total assets, $2,524 million to total liabilities and $60 million to accumulated other comprehensive income (loss). The adjustments for the years ended December 31, 2013, 2012 and 2011 include: changes to total revenue of $235 million, $298 million and ($972) million, respectively, and reductions to other expenses of $37 million, $1,018 million and $119 million, respectively.
    (d)Adjustment to eliminate from other expenses non-recurring credit facility usage fees for letters of credit, which were held to collateralize assumed liabilities and which were canceled when Exeter re-domesticated to Delaware of $17 million, $19 million and $25 million, for the years ended December 31, 2013, 2012 and 2011, respectively.
    (e)Adjustment for the income tax impact for all reinsurance adjustments at the federal statutory tax rate of 35%.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
            CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


4. Reclassification Adjustments

Reclassification adjustments, included in other adjustments, are reflected herein to conform the presentation of Exeter's and MLIIC's financial statements to the presentation of MICC's financial statements.

    (a)Adjustment to reclassify derivative assets of $2,376 million and funds withheld at interest of $2,694 million to other invested assets.
    (b)Adjustment to net deferred income tax recoverable of $1,529 million with deferred income tax liability.
    (c)Adjustment to reclassify goodwill of $33 million from other assets to goodwill.
    (d)Adjustment to reclassify policyholder dividends payable of $12 million and $4 million to future policy benefits and other policy-related balances, respectively.
    (e)Adjustment to reclassify cash collateral on deposit of $197 million from other liabilities to payables for collateral under securities loaned and other transactions.
    (f)Adjustment to reclassify derivative liabilities of $2,648 million to other liabilities.
    (g)Adjustment to reclassify fees on ceded reinsurance and other of $90 million, $93 million and $104 million to other revenues for the years ended December 31, 2013, 2012 and 2011, respectively.
    (h)Adjustment to reclassify policyholder dividends of $27 million, $30 million and $31 million to policyholder benefits and claims for the years ended December 31, 2013, 2012 and 2011, respectively.

5. Other Adjustments

The following other pro forma adjustments have been recorded in the unaudited pro forma condensed combined financial statements.

    (a)Adjustments to eliminate related party debt transactions among the merging entities. The adjustments at December 31, 2013 include: reductions of $2 million to accrued investment income and other liabilities and reductions of $500 million to other invested assets and long-term debt. The adjustments for the year ended December 31, 2013, 2012 and 2011 include: reductions of $2 million, $26 million and $9 million, respectively, to net investment income and other expenses.
    (b)Adjustment to eliminate related party investment gains for the year ended December 31, 2013. The non-recurring gains were recorded in connection with establishing a custodial account when MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York.
    (c)Adjustment for the income tax impact for all other adjustments at the federal statutory tax rate of 35%.

6. Forward Looking Statements

These unaudited pro forma condensed combined financial statements may be deemed to be forward looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are identified by words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future operating or financial performance. Such statements may include, but are not limited to statements about the benefits of the Mergers, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. These forward looking statements are based largely on management's expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward looking statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       NOTES TO THE UNAUDITED PRO FORMA
            CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


7. Subsequent Event

On February 14, 2014, a subsidiary of MetLife Insurance Company of Connecticut entered into a definitive agreement to sell its wholly-owned subsidiary, MetLife Assurance Limited ("MAL"). Beginning in the first quarter of 2014, MICC will account for and report MAL as discontinued operations. These unaudited pro forma condensed combined financial statements exclude the impact of the MAL disposition as the transaction does not meet the significant subsidiary conditions of Article 11 of Regulation S-X and is not directly attributable to the Mergers. The transaction is expected to close in the second quarter of 2014, subject to regulatory approvals and satisfaction of other closing conditions.

Item 8. Financial Statements and Supplementary Data

        Index to Consolidated Financial Statements, Notes and Schedules

                                                                                                    Page
                                                                                                    ----
Report of Independent Registered Public Accounting Firm............................................   2
Financial Statements at December 31, 2013 and 2012 and for the Years Ended December 31, 2013, 2012
  and 2011:
 Consolidated Balance Sheets.......................................................................   3
 Consolidated Statements of Operations.............................................................   4
 Consolidated Statements of Comprehensive Income (Loss)............................................   5
 Consolidated Statements of Stockholders' Equity...................................................   6
 Consolidated Statements of Cash Flows.............................................................   7
 Notes to the Consolidated Financial Statements....................................................   9
     Note 1 -- Business, Basis of Presentation and Summary of Significant Accounting Policies......   9
     Note 2 -- Segment Information.................................................................  29
     Note 3 -- Dispositions........................................................................  35
     Note 4 -- Insurance...........................................................................  36
     Note 5 -- Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-
       Related Intangibles.........................................................................  42
     Note 6 -- Reinsurance.........................................................................  46
     Note 7 -- Investments.........................................................................  53
     Note 8 -- Derivatives.........................................................................  76
     Note 9 -- Fair Value..........................................................................  88
     Note 10 -- Goodwill........................................................................... 114
     Note 11 -- Debt............................................................................... 116
     Note 12 -- Equity............................................................................. 117
     Note 13 -- Other Expenses..................................................................... 122
     Note 14 -- Income Tax......................................................................... 123
     Note 15 -- Contingencies, Commitments and Guarantees.......................................... 126
     Note 16 -- Related Party Transactions......................................................... 130
     Note 17 -- Subsequent Events.................................................................. 130
Financial Statement Schedules at December 31, 2013 and 2012 and for the Years Ended December 31,
  2013, 2012 and 2011:
 Schedule I -- Consolidated Summary of Investments -- Other Than Investments in Related Parties.... 132
 Schedule II -- Condensed Financial Information (Parent Company Only).............................. 133
 Schedule III -- Consolidated Supplementary Insurance Information.................................. 137
 Schedule IV -- Consolidated Reinsurance........................................................... 139

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements, Notes and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 28, 2014
(October 27, 2014 as to Note 17)

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                          Consolidated Balance Sheets
                          December 31, 2013 and 2012

                (In millions, except share and per share data)

                                                                                            2013        2012
                                                                                         ----------- -----------
Assets
Investments:
 Fixed maturity securities available-for-sale, at estimated fair value (amortized cost:
   $43,477 and $46,005, respectively)................................................... $    45,252 $    50,968
 Equity securities available-for-sale, at estimated fair value (cost: $397 and $311,
   respectively)........................................................................         418         317
 Mortgage loans (net of valuation allowances of $34 and $35, respectively; includes
   $1,598 and $2,666, respectively, at estimated fair value, relating to variable
   interest entities)...................................................................       7,718       9,157
 Policy loans...........................................................................       1,219       1,216
 Real estate and real estate joint ventures.............................................         754         708
 Other limited partnership interests....................................................       2,130       1,848
 Short-term investments, principally at estimated fair value............................       2,107       2,576
 Other invested assets, principally at estimated fair value.............................       2,555       2,970
                                                                                         ----------- -----------
   Total investments....................................................................      62,153      69,760
Cash and cash equivalents, principally at estimated fair value..........................         746         895
Accrued investment income (includes $9 and $13, respectively, relating to variable
  interest entities)....................................................................         542         575
Premiums, reinsurance and other receivables.............................................      20,609      21,927
Deferred policy acquisition costs and value of business acquired........................       4,730       3,746
Current income tax recoverable..........................................................         192         135
Goodwill................................................................................         493         559
Other assets............................................................................         794         826
Separate account assets.................................................................      97,780      86,114
                                                                                         ----------- -----------
   Total assets......................................................................... $   188,039 $   184,537
                                                                                         =========== ===========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits.................................................................. $    27,991 $    27,583
Policyholder account balances...........................................................      33,453      36,976
Other policy-related balances...........................................................       3,164       3,138
Payables for collateral under securities loaned and other transactions..................       6,451       8,399
Long-term debt (includes $1,461 and $2,559, respectively, at estimated fair value,
  relating to variable interest entities)...............................................       2,251       3,350
Deferred income tax liability...........................................................       1,385       1,870
Other liabilities (includes $7 and $13, respectively, relating to variable interest
  entities).............................................................................       6,776       6,547
Separate account liabilities............................................................      97,780      86,114
                                                                                         ----------- -----------
   Total liabilities....................................................................     179,251     173,977
                                                                                         ----------- -----------
Contingencies, Commitments and Guarantees (Note 15)
Stockholders' Equity
Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317
  shares issued and outstanding at December 31, 2013 and 2012...........................          86          86
Additional paid-in capital..............................................................       6,737       6,718
Retained earnings.......................................................................       1,076       1,356
Accumulated other comprehensive income (loss)...........................................         889       2,400
                                                                                         ----------- -----------
   Total stockholders' equity...........................................................       8,788      10,560
                                                                                         ----------- -----------
   Total liabilities and stockholders' equity........................................... $   188,039 $   184,537
                                                                                         =========== ===========

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Operations
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                        2013      2012      2011
                                                                      --------- --------- ---------
Revenues
Premiums............................................................. $     606 $   1,261 $   1,828
Universal life and investment-type product policy fees...............     2,336     2,261     1,956
Net investment income................................................     2,852     2,952     3,074
Other revenues.......................................................       592       511       508
Net investment gains (losses):
 Other-than-temporary impairments on fixed maturity securities.......       (9)      (52)      (42)
 Other-than-temporary impairments on fixed maturity securities
   transferred to other comprehensive income (loss)..................      (11)         3       (5)
 Other net investment gains (losses).................................       102       201        82
                                                                      --------- --------- ---------
   Total net investment gains (losses)...............................        82       152        35
 Net derivative gains (losses).......................................   (1,052)     1,003     1,096
                                                                      --------- --------- ---------
     Total revenues..................................................     5,416     8,140     8,497
                                                                      --------- --------- ---------
Expenses
Policyholder benefits and claims.....................................     1,707     2,389     2,660
Interest credited to policyholder account balances...................     1,037     1,147     1,189
Goodwill impairment..................................................        66       394        --
Other expenses.......................................................     1,659     2,720     2,981
                                                                      --------- --------- ---------
     Total expenses..................................................     4,469     6,650     6,830
                                                                      --------- --------- ---------
Income (loss) from continuing operations before provision for income
  tax................................................................       947     1,490     1,667
Provision for income tax expense (benefit)...........................       227       372       493
                                                                      --------- --------- ---------
Income (loss) from continuing operations, net of income tax..........       720     1,118     1,174
Income (loss) from discontinued operations, net of income tax........        --         8        --
                                                                      --------- --------- ---------
Net income (loss).................................................... $     720 $   1,126 $   1,174
                                                                      ========= ========= =========

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

            Consolidated Statements of Comprehensive Income (Loss)
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                         2013       2012      2011
                                                                      ----------- --------- ---------
Net income (loss).................................................... $       720 $   1,126 $   1,174
Other comprehensive income (loss):
 Unrealized investment gains (losses), net of related offsets........     (2,094)       850     2,074
 Unrealized gains (losses) on derivatives............................       (204)         4       347
 Foreign currency translation adjustments............................          28        88      (16)
                                                                      ----------- --------- ---------
Other comprehensive income (loss), before income tax.................     (2,270)       942     2,405
Income tax (expense) benefit related to items of other comprehensive
  income (loss)......................................................         759     (313)     (851)
                                                                      ----------- --------- ---------
Other comprehensive income (loss), net of income tax.................     (1,511)       629     1,554
                                                                      ----------- --------- ---------
Comprehensive income (loss).......................................... $     (791) $   1,755 $   2,728
                                                                      =========== ========= =========

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Consolidated Statements of Stockholders' Equity
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                           Accumulated Other Comprehensive Income (Loss)
                                                           ---------------------------------------------
                                                                Net                          Foreign
                                    Additional               Unrealized      Other-Than-    Currency         Total
                             Common  Paid-in    Retained     Investment       Temporary    Translation   Stockholders'
                             Stock   Capital    Earnings   Gains (Losses)    Impairments   Adjustments      Equity
                             ------ ---------- ----------- --------------    -----------   -----------   -------------
Balance at December 31,
  2010 (1).................. $   86 $   6,719  $       424  $       393      $     (51)     $   (125)     $     7,446
Dividend paid to MetLife....                         (517)                                                      (517)
Capital contribution........                1                                                                       1
Return of capital (Note 12).             (47)                                                                    (47)
Net income (loss)...........                         1,174                                                      1,174
Other comprehensive income
  (loss), net of income tax.                                      1,591            (23)          (14)           1,554
                             ------ ---------  -----------  -----------      ----------     ---------     -----------
Balance at December 31, 2011     86     6,673        1,081        1,984            (74)         (139)           9,611
Dividend of subsidiary
  (Note 3)..................                         (347)                                                      (347)
Dividend paid to MetLife....                         (504)                                                      (504)
Capital contribution........               45                                                                      45
Net income (loss)...........                         1,126                                                      1,126
Other comprehensive income
  (loss), net of income
  tax (2)...................                                        503              36            90             629
                             ------ ---------  -----------  -----------      ----------     ---------     -----------
Balance at December 31, 2012     86     6,718        1,356        2,487            (38)          (49)          10,560
Dividend paid to MetLife....                       (1,000)                                                    (1,000)
Capital contribution........               19                                                                      19
Net income (loss)...........                           720                                                        720
Other comprehensive income
  (loss), net of income tax.                                    (1,549)              12            26         (1,511)
                             ------ ---------  -----------  -----------      ----------     ---------     -----------
Balance at December 31, 2013 $   86 $   6,737  $     1,076  $       938      $     (26)     $    (23)     $     8,788
                             ====== =========  ===========  ===========      ==========     =========     ===========

--------
(1)Includes amounts related to prior period adjustments to Retained Earnings of ($33) million. See Note 1.
(2)Includes amounts related to dividend of subsidiary. See Notes 3 and 12.

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                     Consolidated Statements of Cash Flows
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                                           2013        2012        2011
                                                                                        ----------- ----------- -----------
Cash flows from operating activities
Net income (loss)...................................................................... $       720 $     1,126 $     1,174
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Depreciation and amortization expenses...............................................          33          31          37
  Amortization of premiums and accretion of discounts associated with investments, net.       (167)       (168)       (152)
  (Gains) losses on investments and derivatives and from sales of businesses, net......       1,108     (1,043)     (1,160)
  (Income) loss from equity method investments, net of dividends or distributions......        (78)        (42)        (23)
  Interest credited to policyholder account balances...................................       1,037       1,147       1,189
  Universal life and investment-type product policy fees...............................     (2,336)     (2,261)     (1,956)
  Goodwill impairment..................................................................          66         394          --
  Change in fair value option securities...............................................          --       (602)     (1,483)
  Change in accrued investment income..................................................          77          66          51
  Change in premiums, reinsurance and other receivables................................     (1,355)     (1,197)     (1,202)
  Change in deferred policy acquisition costs and value of business acquired, net......       (553)         182       (207)
  Change in income tax.................................................................         213         630         537
  Change in other assets...............................................................       1,836       1,499       1,386
  Change in insurance-related liabilities and policy-related balances..................       1,144       1,863       1,958
  Change in other liabilities..........................................................         847         804         406
  Other, net...........................................................................         141          53          67
                                                                                        ----------- ----------- -----------
Net cash provided by (used in) operating activities....................................       2,733       2,482         622
                                                                                        ----------- ----------- -----------
Cash flows from investing activities
  Sales, maturities and repayments of:
   Fixed maturity securities...........................................................      18,718      14,394      17,348
   Equity securities...................................................................          67          50         168
   Mortgage loans......................................................................       2,292       1,447         993
   Real estate and real estate joint ventures..........................................         104          72          26
   Other limited partnership interests.................................................         153         223         256
  Purchases of:
   Fixed maturity securities...........................................................    (15,841)    (15,706)    (17,127)
   Equity securities...................................................................       (133)        (58)        (27)
   Mortgage loans......................................................................       (882)       (807)     (1,357)
   Real estate and real estate joint ventures..........................................       (201)       (225)        (72)
   Other limited partnership interests.................................................       (363)       (341)       (378)
  Cash received in connection with freestanding derivatives............................         111         414         397
  Cash paid in connection with freestanding derivatives................................       (720)       (335)       (478)
  Dividend of subsidiary...............................................................          --        (53)          --
  Issuances of loans to affiliates.....................................................       (500)          --       (430)
  Net change in policy loans...........................................................         (3)        (13)        (13)
  Net change in short-term investments.................................................         471       (155)     (1,347)
  Net change in other invested assets..................................................        (47)        (54)        (12)
  Other, net...........................................................................           3          --           1
                                                                                        ----------- ----------- -----------
Net cash provided by (used in) investing activities.................................... $     3,229 $   (1,147) $   (2,052)
                                                                                        ----------- ----------- -----------

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

             Consolidated Statements of Cash Flows -- (Continued)
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                                              2013        2012        2011
                                                                                           ----------- ----------- -----------
Cash flows from financing activities
  Policyholder account balances:
   Deposits............................................................................... $    13,770 $    14,785 $    20,496
   Withdrawals............................................................................    (15,899)    (15,493)    (19,404)
  Net change in payables for collateral under securities loaned and other transactions....     (1,948)         320        (24)
  Long-term debt repaid...................................................................     (1,009)       (482)       (385)
  Financing element on certain derivative instruments.....................................        (29)         180         129
  Return of capital.......................................................................          --          --        (47)
  Dividends on common stock...............................................................     (1,000)       (504)       (517)
                                                                                           ----------- ----------- -----------
Net cash provided by (used in) financing activities.......................................     (6,115)     (1,194)         248
                                                                                           ----------- ----------- -----------
Effect of change in foreign currency exchange rates on cash and cash equivalents balances.           4           9         (1)
                                                                                           ----------- ----------- -----------
Change in cash and cash equivalents.......................................................       (149)         150     (1,183)
Cash and cash equivalents, beginning of year..............................................         895         745       1,928
                                                                                           ----------- ----------- -----------
Cash and cash equivalents, end of year.................................................... $       746 $       895 $       745
                                                                                           =========== =========== ===========
Supplemental disclosures of cash flow information
  Net cash paid (received) for:
   Interest............................................................................... $       194 $       232 $       406
                                                                                           =========== =========== ===========
   Income tax............................................................................. $       (1) $     (226) $      (47)
                                                                                           =========== =========== ===========
  Non-cash transactions:
  Disposal of subsidiary: (1)
   Assets disposed........................................................................ $        -- $     4,857 $        --
   Liabilities disposed...................................................................          --     (4,567)          --
                                                                                           ----------- ----------- -----------
   Net assets disposed....................................................................          --         290          --
   Cash disposed..........................................................................          --        (53)          --
   Dividend of interests in subsidiary....................................................          --       (237)          --
                                                                                           ----------- ----------- -----------
   (Gain) loss on dividend of interests in subsidiary..................................... $        -- $        -- $        --
                                                                                           =========== =========== ===========
  Capital contribution from MetLife, Inc.................................................. $        19 $        45 $        --
                                                                                           =========== =========== ===========
  Real estate and real estate joint ventures acquired in satisfaction of debt............. $        -- $        50 $         5
                                                                                           =========== =========== ===========

--------

(1)See Note 3.

       See accompanying notes to the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                Notes to the Consolidated Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

  "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut, a Connecticut corporation incorporated in 1863, and its subsidiaries, including MetLife Investors USA Insurance Company ("MLI-USA"). MetLife Insurance Company of Connecticut is a wholly-owned subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

  The Company is organized into two segments: Retail and Corporate Benefit Funding.

  In the second quarter of 2013, MetLife announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged are MetLife Insurance Company of Connecticut, MLI-USA and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MetLife Insurance Company of Connecticut, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. Effective January 1, 2014, following receipt of New York State Department of Financial Services ("Department of Financial Services") approval, MetLife Insurance Company of Connecticut withdrew its license to issue insurance policies and annuity contracts in New York. Also effective January 1, 2014, MetLife Insurance Company of Connecticut reinsured with Metropolitan Life Insurance Company ("MLIC"), an affiliate, all existing New York insurance policies and annuity contracts that include a separate account feature. As a result of the reinsurance agreements, MetLife Insurance Company of Connecticut recorded a reinsurance recoverable, included in premiums, reinsurance and other receivables, of $545 million and a funds withheld liability, included in other liabilities, of $97 million, and transferred cash and investments of $448 million to MLIC. On December 31, 2013, MetLife Insurance Company of Connecticut deposited investments with an estimated fair market value of $6.3 billion into a custodial account, which became restricted to secure MetLife Insurance Company of Connecticut's remaining New York policyholder liabilities not covered by such reinsurance on January 1, 2014. In anticipation of establishing the custodial account with qualifying investments, MetLife Insurance Company of Connecticut transferred investments with an estimated fair value of $739 million and cash of $12 million to MLIC and received from MLIC qualifying investments with an estimated fair value of $751 million in the fourth quarter of 2013. See Note 7. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

Basis of Presentation

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Consolidation

   The accompanying consolidated financial statements include the accounts of MetLife Insurance Company of Connecticut and its subsidiaries, as well as partnerships and joint ventures in which the Company has control, and variable interest entities ("VIEs") for which the Company is the primary beneficiary. Intercompany accounts and transactions have been eliminated.

   Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

 Discontinued Operations

   The results of operations of a component of the Company that has either been disposed of or is classified as held-for-sale are reported in discontinued operations if certain criteria are met. In order to qualify for a discontinued operation, the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

 Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

    .  such separate accounts are legally recognized;
    . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
    . investments are directed by the contractholder; and . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

   The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of operations. Separate accounts credited with a contractual investment return are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses and the accounting for these investments is consistent with the methodologies described herein for similar financial instruments held within the general account. Unit-linked separate account investments that are directed by contractholders but do not meet one or more of the other above criteria are included in fair value option ("FVO") securities. See Note 3.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees in the statements of operations.

 Reclassifications

   Certain amounts in the prior years' consolidated financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Consolidated Financial Statements.

   Adjustments to Prior Periods

    During the fourth quarter of 2013, the Company determined to adjust certain prior period results to correct the following:

    . Certain prior years' acquisition costs related to variable annuity sales were incorrectly allocated to an affiliate. Such costs, net of deferred policy acquisition costs ("DAC"), were $57 million, $66 million, and $52 million for 2012, 2011 and 2010, respectively.

    . A DAC recoverability write-off of $111 million associated with term life and universal life secondary guarantees business sold in 2012 was not recorded as of December 31, 2012.

    . The fair value of a bifurcated embedded derivative associated with a reinsurance agreement was overstated by $23 million for 2011.

    . Policyholder benefits and claims and other expenses were overstated in 2012 by $6 million and $23 million, respectively, due to an adjustment in the modeling of dynamic lapses in certain variable annuity products.

    .  Tax valuation allowances were understated by $22 million for 2012.

    . A non-cash transaction relating to a pension closeout sale was incorrectly recorded as an increase of $312 million in net cash provided by operating activities with an offsetting impact on net cash used in investing activities for 2011.

    Management evaluated the materiality of these adjustments quantitatively and qualitatively and concluded that they were not material to any prior periods' annual or quarterly financial statements, however, unadjusted amounts as of December 31, 2012 would have had a significant effect on the results of operations for 2013 if they were recorded in 2013. Accordingly, the Company has revised its previously reported financial statements for prior annual periods for the items listed above, including the related tax impacts, as detailed below. The effects of the adjustments were immaterial to quarterly financial information reported in each of the interim condensed consolidated financial statements in 2012 and 2013, since the most significant adjustments occurred in the fourth quarter of 2012. As a result, such previously reported quarterly financial information has not been adjusted, and we do not plan to amend prior quarterly filings.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The impact of the adjustments is shown in the tables below:

                                                                      December 31, 2012
                                                                     -------------------
                                                                         As
                                                                     Previously    As
Consolidated Balance Sheets                                           Reported  Adjusted
-------------------------------------------------------------------- ---------- --------
                                                                        (In millions)
Assets
   Premiums, reinsurance and other receivables......................  $ 22,143  $ 21,927
   Deferred policy acquisition costs and value of business acquired.  $  3,793  $  3,746
   Other assets.....................................................  $    822  $    826
   Total assets.....................................................  $184,796  $184,537
Liabilities
   Future policy benefits...........................................  $ 27,585  $ 27,583
   Deferred income tax liability....................................  $  1,938  $  1,870
   Total liabilities................................................  $174,047  $173,977
Stockholders' Equity
   Retained earnings................................................  $  1,545  $  1,356
   Total stockholders' equity.......................................  $ 10,749  $ 10,560
   Total liabilities and stockholders' equity.......................  $184,796  $184,537

                                                                                   December 31,
                                                                      ---------------------------------------
                                                                             2012                2011
                                                                      ------------------- -------------------
                                                                          As                  As
                                                                      Previously    As    Previously    As
Consolidated Statements of Operations                                  Reported  Adjusted  Reported  Adjusted
--------------------------------------------------------------------- ---------- -------- ---------- --------
                                                                                   (In millions)
Revenues
   Net derivative gains (losses).....................................   $  980    $1,003    $1,119    $1,096
   Total revenues....................................................   $8,117    $8,140    $8,520    $8,497
Expenses
   Policyholder benefits and claims..................................   $2,395    $2,389    $2,660       N/A
   Other expenses....................................................   $2,575    $2,720    $2,915    $2,981
   Total expenses....................................................   $6,511    $6,650    $6,764    $6,830
Income (loss) from continuing operations before provision for income
  tax................................................................   $1,606    $1,490    $1,756    $1,667
Provision for income tax expense (benefit)...........................   $  391    $  372    $  523    $  493
Income (loss) from continuing operations, net of income tax..........   $1,215    $1,118    $1,233    $1,174
Net income (loss)....................................................   $1,223    $1,126    $1,233    $1,174

                                                                     December 31,
                                                        ---------------------------------------
                                                               2012                2011
                                                        ------------------- -------------------
                                                            As                  As
                                                        Previously    As    Previously    As
Consolidated Statements of Comprehensive Income (Loss)   Reported  Adjusted  Reported  Adjusted
------------------------------------------------------  ---------- -------- ---------- --------
                                                                     (In millions)
             Net income (loss).........................   $1,223    $1,126    $1,233    $1,174
             Comprehensive income (loss)...............   $1,852    $1,755    $2,787    $2,728

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


                                                           As
                                                       Previously    As
      Consolidated Statements of Stockholders' Equity   Reported  Adjusted
      -----------------------------------------------  ---------- --------
                                                          (In millions)
             Retained Earnings
               Balance at December 31, 2010...........  $   457   $   424
                Net income (loss).....................  $ 1,233   $ 1,174
               Balance at December 31, 2011...........  $ 1,173   $ 1,081
                Net income (loss).....................  $ 1,223   $ 1,126
               Balance at December 31, 2012...........  $ 1,545   $ 1,356
             Total Stockholders' Equity
               Balance at December 31, 2010...........  $ 7,479   $ 7,446
               Balance at December 31, 2011...........  $ 9,703   $ 9,611
               Balance at December 31, 2012...........  $10,749   $10,560

                                                                                   December 31,
-                                                                    ---------------------------------------
                                                                            2012                 2011
                                                                     ------------------  -------------------
                                                                         As                  As
                                                                     Previously    As    Previously    As
Consolidated Statements of Cash Flows                                 Reported  Adjusted  Reported  Adjusted
-------------------------------------------------------------------  ---------- -------- ---------- --------
                                                                                  (In millions)
Cash flows from operating activities
   Net income (loss)................................................  $ 1,223   $ 1,126   $  1,233  $  1,174
   (Gains) losses on investments and derivatives and from sales of businesses, net................................................  $(1,020)  $(1,043)  $ (1,183) $ (1,160)
   Change in premiums, reinsurance and other receivables............  $(1,229)  $(1,197)  $ (1,288) $ (1,202)
   Change in deferred policy acquisition costs and value of
     business acquired, net.........................................  $    69   $   182   $   (187) $   (207)
   Change in income tax.............................................  $   649   $   630   $    567  $    537
   Change in other assets...........................................  $ 1,503   $ 1,499        N/A       N/A
   Change in insurance-related liabilities and policy-related
     balances.......................................................  $ 1,865   $ 1,863   $  2,307  $  1,958
   Other, net.......................................................      N/A       N/A   $     30  $     67
   Net cash provided by (used in) operating activities..............      N/A       N/A   $    934  $    622
Cash flows from investing activities
   Purchases of fixed maturity securities...........................      N/A       N/A   $(17,439) $(17,127)
   Net cash provided by (used in) investing activities..............      N/A       N/A   $ (2,364) $ (2,052)

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


Summary of Significant Accounting Policies

   The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

--------------------------------------------------------------------------------------------------------
Accounting Policy                                                                                   Note
--------------------------------------------------------------------------------------------------------
Insurance                                                                                            4
--------------------------------------------------------------------------------------------------------
Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles   5
--------------------------------------------------------------------------------------------------------
Reinsurance                                                                                          6
--------------------------------------------------------------------------------------------------------
Investments                                                                                          7
--------------------------------------------------------------------------------------------------------
Derivatives                                                                                          8
--------------------------------------------------------------------------------------------------------
Fair Value                                                                                           9
--------------------------------------------------------------------------------------------------------
Goodwill                                                                                             10
--------------------------------------------------------------------------------------------------------
Income Tax                                                                                           14
--------------------------------------------------------------------------------------------------------
Litigation Contingencies                                                                             15

 Insurance

  Future Policy Benefit Liabilities and Policyholder Account Balances

    The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long duration insurance contracts, assumptions such as mortality, morbidity and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

    Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC and are thus subject to the same variability and risk as further discussed herein. The assumptions of investment performance and volatility for variable products are consistent with historical experience of appropriate underlying equity indices, such as the Standard & Poor's Ratings Services ("S&P") 500 Index. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

    Policyholder account balances ("PABs") relate to contract or contract features where the Company has no significant insurance risk.

    The Company issues directly and assumes through reinsurance, certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

    Guarantees accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDBs"), the portion of guaranteed minimum income benefits ("GMIBs") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWBs").

    Guarantees accounted for as embedded derivatives in PABs include the non life-contingent portion of GMWBs, guaranteed minimum accumulation benefits ("GMABs") and the portion of GMIBs that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other Policy-Related Balances

    Other policy-related balances include policy and contract claims, unearned revenue liabilities, premiums received in advance and policyholder dividends due and unpaid.

    The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care ("LTC") claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

    The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company accounts for the prepayment of premiums on its individual life, group life and health contracts as premiums received in advance and applies the cash received to premiums when due.

  Recognition of Insurance Revenues and Deposits

    Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

    Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

    Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related PABs.

    Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

 Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

   The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

    .  incremental direct costs of contract acquisition, such as commissions;
    . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed;
    . other essential direct costs that would not have been incurred had a policy not been acquired or renewed; and
    . in limited circumstances, the costs of direct-response advertising, the primary purpose of which is to elicit sales to customers who could be shown to have responded specifically to the advertising and that results in probable future benefits.

   All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

   Value of business acquired ("VOBA") is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

 based on projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

  DAC and VOBA are amortized as follows:

 -----------------------------------------------------------------------------
 Products:                              In proportion to the following over
                                        estimated lives of the contracts:
 -----------------------------------------------------------------------------
 .  Nonparticipating and                Historic actual and expected future
    non-dividend-paying traditional     gross premiums.
    contracts (primarily term
    insurance)
 -----------------------------------------------------------------------------
 .  Participating, dividend-paying      Actual and expected future gross
    traditional contracts               margins.
 -----------------------------------------------------------------------------
 .  Fixed and variable universal life   Actual and expected future gross
    contracts                           profits.
 .  Fixed and variable deferred
    annuity contracts
 -----------------------------------------------------------------------------

   See Note 5 for additional information on DAC and VOBA amortization.

   The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

   The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potential recoverability issue exists, the Company reviews deferred sales inducements to determine the recoverability of the asset.

   Value of distribution agreements acquired ("VODA") is reported in other assets and represents the present value of expected future profits associated with the expected future business derived from the distribution agreements acquired as part of a business combination. Value of customer relationships acquired ("VOCRA") is also reported in other assets and represents the present value of the expected future profits associated with the expected future business acquired through existing customers of the acquired company or business. The VODA and VOCRA associated with past business combinations are amortized over useful lives ranging from 10 to 30 years and such amortization is included in other expenses. Each year, or more frequently if circumstances indicate a possible impairment exists, the Company reviews VODA and VOCRA to determine whether the asset is impaired.

 Reinsurance

   For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) premiums, reinsurance and other receivables (future policy benefits) are established.

   Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

   The funds withheld liability represents amounts withheld by the Company in accordance with the terms of the reinsurance agreements. The Company withholds the funds rather than transferring the underlying investments and, as a result, records funds withheld liability within other liabilities. The Company recognizes interest on funds withheld, included in other expenses, at rates defined by the terms of the agreement which may be contractually specified or directly related to the investment portfolio.

   Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. With respect to GMIBs, a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses).

   If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Investments

  Net Investment Income and Net Investment Gains (Losses)

    Income on investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses), unless otherwise stated herein.

  Fixed Maturity and Equity Securities

    The majority of the Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

    Interest income on fixed maturity securities is recognized when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned. Dividends on equity securities are recognized when declared.

    The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 7 "-- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

    For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
  (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exist, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI.

    With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


  Mortgage Loans

    The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting policies that are applicable to all portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 7.

    Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

    Also included in mortgage loans are commercial mortgage loans held by consolidated securitization entities ("CSEs") for which the FVO was elected. These mortgage loans are stated at estimated fair value. Changes in estimated fair value are recognized in net investment gains (losses) for commercial mortgage loans held by CSEs.

  Policy Loans

    Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal or interest on the loan is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

  Real Estate

    Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income associated with such real estate is recognized on a straight-line basis over the term of the respective leases. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, which is generally computed using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks.

    Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition for a reasonable price in comparison to its estimated fair value is classified as held for sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

  Real Estate Joint Ventures and Other Limited Partnership Interests

    The Company uses the equity method of accounting for investments in equity securities when it has significant influence or at least 20% interest and for investments in real estate joint ventures and other limited partnership interests ("investees") when it has more than a minor ownership interest or more than a minor influence over the investee's operations, but does not have a controlling financial interest. The Company

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  generally recognizes its share of the investee's earnings on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

    The Company uses the cost method of accounting for investments in which it has virtually no influence over the investee's operations. The Company recognizes distributions on cost method investments as earned or received. Because of the nature and structure of these cost method investments, they do not meet the characteristics of an equity security in accordance with applicable accounting standards.

    The Company routinely evaluates its equity method and cost method investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. The Company considers its cost method investments for impairment when the carrying value of such investments exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when determining whether the cost method investment is impaired.

  Short-term Investments

    Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value. Short-term investments also include investments in affiliated money market pools.

  Other Invested Assets

    Other invested assets consist principally of the following:

    . Freestanding derivatives with positive estimated fair values are described in "-- Derivatives" below.
    . Loans to affiliates are stated at unpaid principal balance, adjusted for any unamortized premium or discount.
    . Tax credit and renewable energy partnerships derive a significant source of investment return in the form of income tax credits or other tax incentives. Where tax credits are guaranteed by a creditworthy third party, the investment is accounted for under the effective yield method. Otherwise, the investment is accounted for under the equity method.
    . Leveraged leases are recorded net of non-recourse debt. Income on leveraged leases is recognized by applying the leveraged lease's estimated rate of return to the net investment in the lease. The Company regularly reviews residual values for impairment.
    . Investments in joint ventures that engage in insurance underwriting activities are accounted for under the equity method.

  Securities Lending Program

    Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with the securities lending transactions may not be sold or repledged, unless the counterparty is in default, and is not reflected in the financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

 Derivatives

  Freestanding Derivatives

    Freestanding derivatives are carried in the Company's balance sheets either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

    Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in other invested assets or other liabilities.

    If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses) except as follows:

 -----------------------------------------------------------------------------
 Statement of Operations Presentation:  Derivative:
 -----------------------------------------------------------------------------
 Policyholder benefits and claims       .  Economic hedges of variable
                                           annuity guarantees included in
                                           future policy benefits
 -----------------------------------------------------------------------------
 Net investment income                  .  Economic hedges of equity method
                                           investments in joint ventures
 -----------------------------------------------------------------------------

  Hedge Accounting

    To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

    . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability) -- in net derivative gains (losses), consistent with the change in fair value of the hedged item attributable to the designated risk being hedged.
    . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) -- effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of operations within interest income or interest expense to match the location of the hedged item.

    In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

    The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

    When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statements of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

    When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

    In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value in the balance sheets, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

  Embedded Derivatives

    The Company sells variable annuities and issues certain insurance products and investment contracts and is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

    . the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

    . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and
    . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

    Such embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

 Fair Value

   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

   Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of assets and liabilities.

 Goodwill

   Goodwill represents the future economic benefits arising from net assets acquired in a business combination that are not individually identified and recognized. Goodwill is calculated as the excess of cost over the estimated fair value of such net assets acquired, is not amortized, and is tested for impairment based on a fair value approach at least annually or more frequently if events or circumstances indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

   The impairment test is performed at the reporting unit level, which is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, if the carrying value of a reporting unit

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

 exceeds its estimated fair value, there may be an indication of impairment. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business combination. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

   On an ongoing basis, the Company evaluates potential triggering events that may affect the estimated fair value of the Company's reporting units to assess whether any goodwill impairment exists. Deteriorating or adverse market conditions for certain reporting units may have a significant impact on the estimated fair value of these reporting units and could result in future impairments of goodwill.

 Employee Benefit Plans

  Pension, postretirement and postemployment benefits are provided to associates under plans sponsored and administered by MLIC, an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

 Income Tax

   MetLife Insurance Company of Connecticut and all of its includable subsidiaries join with MetLife and its includable subsidiaries in filing a consolidated U.S. life and non-life federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Current taxes (and the benefits of tax attributes such as losses) are allocated to MetLife Insurance Company of Connecticut and its subsidiaries under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife has elected the "percentage method" (and 100 percent under such method) of reimbursing companies for tax attributes such as losses. As a result, 100 percent of tax attributes such as losses are reimbursed by MetLife to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes such as losses. Profitable subsidiaries pay MetLife each year the federal income tax which such profitable subsidiary would have paid that year based upon that year's taxable income. If MetLife Insurance Company of Connecticut or its includable subsidiaries has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by MetLife Insurance Company of Connecticut and its includable subsidiaries when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if MetLife Insurance Company of Connecticut or its includable subsidiaries would not have realized the attributes on a stand-alone basis under a "wait and see" method.

   The Company's accounting for income taxes represents management's best estimate of various events and transactions.

   Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

  . future taxable income exclusive of reversing temporary differences and carryforwards;
  .  future reversals of existing taxable temporary differences;
  . taxable income in prior carryback years; and . tax planning strategies.

   The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

   The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

   The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

 Litigation Contingencies

   The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements.

 Other Accounting Policies

  Cash and Cash Equivalents

    The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


  Property, Equipment, Leasehold Improvements and Computer Software

    Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to 10 years for leasehold improvements, and from three to seven years for all other property and equipment. The net book value of the property, equipment and leasehold improvements was insignificant at both December 31, 2013 and 2012.

    Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $200 million and $185 million at December 31, 2013 and 2012, respectively. Accumulated amortization of capitalized software was $97 million and $92 million at December 31, 2013 and 2012, respectively. Related amortization expense was $5 million, $10 million and $17 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  Other Revenues

    Other revenues include, in addition to items described elsewhere herein, advisory fees, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Foreign Currency

    Assets, liabilities and operations of foreign affiliates and subsidiaries are recorded based on the functional currency of each entity. The determination of the functional currency is made based on the appropriate economic and management indicators. The local currencies of foreign operations are the functional currencies. Assets and liabilities of foreign affiliates and subsidiaries are translated from the functional currency to U.S. dollars at the exchange rates in effect at each year-end and income and expense accounts are translated at the average exchange rates during the year. The resulting translation adjustments are charged or credited directly to OCI, net of applicable taxes. Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

Adoption of New Accounting Pronouncements

  Effective July 17, 2013, the Company adopted new guidance regarding derivatives that permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the United States Treasury and London Interbank Offered Rate ("LIBOR"). Also, this new guidance removes the restriction on using different benchmark rates for similar hedges. The new guidance did not have a material impact on the financial statements upon adoption, but may impact the selection of benchmark interest rates for hedging relationships in the future.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


  Effective January 1, 2013, the Company adopted new guidance regarding comprehensive income that requires an entity to provide information about the amounts reclassified out of accumulated OCI ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The adoption was prospectively applied and resulted in additional disclosures in Note 12.

  Effective January 1, 2013, the Company adopted new guidance regarding balance sheet offsetting disclosures which requires an entity to disclose information about offsetting and related arrangements for derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions, to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The adoption was retrospectively applied and resulted in additional disclosures related to derivatives in Note 8.

  On January 1, 2012, the Company adopted new guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. As a result, certain sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

  On January 1, 2012, the Company adopted new guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholders' equity. The Company adopted the two-statement approach for annual financial statements.

  Effective January 1, 2012, the Company adopted new guidance on goodwill impairment testing that simplifies how an entity tests goodwill for impairment. This new guidance allows an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it needs to perform the quantitative two-step goodwill impairment test. Only if an entity determines, based on qualitative assessment, that it is more likely than not that a reporting unit's fair value is less than its carrying value will it be required to calculate the fair value of the reporting unit. The qualitative assessment is optional and the Company is permitted to bypass it for any reporting unit in any period and begin its impairment analysis with the quantitative calculation. The Company is permitted to perform the qualitative assessment in any subsequent period.

  Effective January 1, 2012, the Company adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

amendments clarify the Financial Accounting Standards Board's ("FASB") intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company's financial statements other than the expanded disclosures in Note 9.

Future Adoption of New Accounting Pronouncements

  In March 2013, the FASB issued new guidance regarding foreign currency (Accounting Standards Update ("ASU") 2013-05, Foreign Currency Matters (Topic
830): Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity), effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. The amendments require an entity that ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity to apply the guidance in Subtopic 830-30, Foreign Currency Matters -- Translation of Financial Statements, to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance in section 830-30-40, Derecognition, still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

  In February 2013, the FASB issued new guidance regarding liabilities (ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date), effective retrospectively for fiscal years beginning after December 15, 2013 and interim periods within those years. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligation. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

2. Segment Information

  The Company is organized into two segments: Retail and Corporate Benefit Funding. In addition, the Company reports certain of its results of operations in Corporate & Other.

Retail

  The Retail segment offers a broad range of protection products and a variety of annuities primarily to individuals, and is organized into two businesses:
Annuities and Life & Other. Annuities includes a variety of variable, fixed and indexed annuities which provide for both asset accumulation and asset distribution needs. Life & Other insurance products and services include variable life, universal life, term life and whole life products, as well as individual disability income products. Additionally, through broker-dealer affiliates, the Company offers a full range of mutual funds and other securities products.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


Corporate Benefit Funding

  The Corporate Benefit Funding segment offers a broad range of annuity and investment products, including guaranteed interest products and other stable value products, income annuities, and separate account contracts for the investment management of defined benefit and defined contribution plan assets. This segment also includes structured settlements and certain products to fund company-, bank- or trust-owned life insurance used to finance non-qualified benefit programs for executives.

Corporate & Other

  Corporate & Other contains the excess capital not allocated to the segments, various start-up businesses, including direct and digital marketing products, run-off businesses, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, as well as expenses associated with certain legal proceedings and income tax audit issues. Corporate & Other also includes the elimination of intersegment amounts.

Financial Measures and Segment Accounting Policies

  Operating earnings is the measure of segment profit or loss the Company uses to evaluate segment performance and allocate resources. Consistent with GAAP guidance for segment reporting, operating earnings is the Company's measure of segment performance and is reported below. Operating earnings should not be viewed as a substitute for income (loss) from continuing operations, net of income tax. The Company believes the presentation of operating earnings as the Company measures it for management purposes enhances the understanding of its performance by highlighting the results of operations and the underlying profitability drivers of the business.

  Operating earnings is defined as operating revenues less operating expenses, both net of income tax.

  Operating revenues excludes net investment gains (losses) and net derivative gains (losses). Operating expenses excludes goodwill impairments.

  The following additional adjustments are made to GAAP revenues, in the line items indicated, in calculating operating revenues:

    . Universal life and investment-type product policy fees excludes the amortization of unearned revenue related to net investment gains (losses) and net derivative gains (losses) and certain variable annuity GMIB fees ("GMIB Fees"); and

    . Net investment income: (i) includes amounts for scheduled periodic settlement payments and amortization of premium on derivatives that are hedges of investments or that are used to replicate certain investments, but do not qualify for hedge accounting treatment, (ii) includes income from discontinued real estate operations, (iii) excludes post-tax operating earnings adjustments relating to insurance joint ventures accounted for under the equity method, (iv) excludes certain amounts related to contractholder-directed unit-linked investments, and
       (v) excludes certain amounts related to securitization entities that are VIEs consolidated under GAAP.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


  The following additional adjustments are made to GAAP expenses, in the line items indicated, in calculating operating expenses:

    . Policyholder benefits and claims excludes: (i) amounts associated with periodic crediting rate adjustments based on the total return of a contractually referenced pool of assets, (ii) benefits and hedging costs related to GMIBs ("GMIB Costs"), and (iii) market value adjustments associated with surrenders or terminations of contracts ("Market Value Adjustments");

    . Interest credited to policyholder account balances includes adjustments for scheduled periodic settlement payments and amortization of premium on derivatives that are hedges of PABs but do not qualify for hedge accounting treatment and excludes amounts related to net investment income earned on contractholder-directed unit-linked investments;

    . Amortization of DAC and VOBA excludes amounts related to: (i) net investment gains (losses) and net derivative gains (losses), (ii) GMIB Fees and GMIB Costs, and (iii) Market Value Adjustments;

    . Interest expense on debt excludes certain amounts related to securitization entities that are VIEs consolidated under GAAP; and

    . Other expenses excludes costs related to: (i) implementation of new insurance regulatory requirements, and (ii) acquisition and integration costs.

   Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2013, 2012 and 2011 and at December 31, 2013 and 2012. The segment accounting policies are the same as those used to prepare the Company's consolidated financial statements, except for operating earnings adjustments as defined above. In addition, segment accounting policies include the method of capital allocation described below.

   Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife's and the Company's business.

   MetLife's economic capital model aligns segment allocated equity with emerging standards and consistent risk principles. The model applies statistics-based risk evaluation principles to the material risks to which the Company is exposed. These consistent risk principles include calibrating required economic capital shock factors to a specific confidence level and time horizon and applying an industry standard method for the inclusion of diversification benefits among risk types.

   Segment net investment income is credited or charged based on the level of allocated equity; however, changes in allocated equity do not impact the Company's consolidated net investment income, operating earnings or income
 (loss) from continuing operations, net of income tax.

   Net investment income is based upon the actual results of each segment's specifically identifiable investment portfolios adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


                                                                  Operating Earnings
                                                         -------------------------------------
                                                                  Corporate
                                                                   Benefit  Corporate                         Total
Year Ended December 31, 2013                              Retail   Funding   & Other   Total   Adjustments Consolidated
-------------------------------------------------------- -------- --------- --------- -------- ----------- ------------
                                                                                 (In millions)
Revenues
Premiums................................................ $    387  $   184   $    35  $    606 $       --   $      606
Universal life and investment-type product policy fees..    2,155       35        --     2,190        146        2,336
Net investment income...................................    1,614    1,162       112     2,888       (36)        2,852
Other revenues..........................................      587        5        --       592         --          592
Net investment gains (losses)...........................       --       --        --        --         82           82
Net derivative gains (losses)...........................       --       --        --        --    (1,052)      (1,052)
                                                         --------  -------   -------  -------- ----------   ----------
  Total revenues........................................    4,743    1,386       147     6,276      (860)        5,416
                                                         --------  -------   -------  -------- ----------   ----------
Expenses
Policyholder benefits and claims........................      737      749        14     1,500        207        1,707
Interest credited to policyholder account balances......      906      136        --     1,042        (5)        1,037
Goodwill impairment.....................................       --       --        --        --         66           66
Capitalization of DAC...................................    (475)      (2)      (27)     (504)         --        (504)
Amortization of DAC and VOBA............................      552        5         1       558      (508)           50
Interest expense on debt................................       --       --        68        68        122          190
Other expenses..........................................    1,816       36        71     1,923         --        1,923
                                                         --------  -------   -------  -------- ----------   ----------
  Total expenses........................................    3,536      924       127     4,587      (118)        4,469
                                                         --------  -------   -------  -------- ----------   ----------
Provision for income tax expense (benefit)..............      395      162      (86)       471      (244)          227
                                                         --------  -------   -------  -------- ----------   ----------
Operating earnings...................................... $    812  $   300   $   106     1,218
                                                         ========  =======   =======
Adjustments to:.........................................
  Total revenues........................................                                 (860)
  Total expenses........................................                                   118
  Provision for income tax (expense) benefit............                                   244
                                                                                      --------
Income (loss) from continuing operations, net of income
 tax....................................................                              $    720              $      720
                                                                                      ========              ==========

                                            Corporate
                                             Benefit  Corporate &
   At December 31, 2013            Retail    Funding     Other      Total
   ----------------------------- ---------- --------- ----------- ----------
                                                (In millions)
   Total assets................. $  146,515 $  30,822  $  10,702  $  188,039
   Separate account assets...... $   95,692 $   2,088  $      --  $   97,780
   Separate account liabilities. $   95,692 $   2,088  $      --  $   97,780

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


                                                                   Operating Earnings
                                                         ---------------------------------------
                                                                  Corporate
                                                                   Benefit  Corporate &                         Total
Year Ended December 31, 2012                              Retail   Funding     Other     Total   Adjustments Consolidated
-------------------------------------------------------- -------- --------- ----------- -------- ----------- ------------
                                                                                  (In millions)
Revenues
Premiums................................................ $    498 $    629   $    134   $  1,261 $       --  $     1,261
Universal life and investment-type product policy fees..    2,081       29         14      2,124        137        2,261
Net investment income...................................    1,525    1,167        185      2,877         75        2,952
Other revenues..........................................      505        6         --        511         --          511
Net investment gains (losses)...........................       --       --         --         --        152          152
Net derivative gains (losses)...........................       --       --         --         --      1,003        1,003
                                                         -------- --------   --------   -------- ----------  -----------
  Total revenues........................................    4,609    1,831        333      6,773      1,367        8,140
                                                         -------- --------   --------   -------- ----------  -----------
Expenses
Policyholder benefits and claims........................      738    1,161        128      2,027        362        2,389
Interest credited to policyholder account balances......      943      162         --      1,105         42        1,147
Goodwill impairment.....................................       --       --         --         --        394          394
Capitalization of DAC...................................    (848)      (5)       (33)      (886)         --        (886)
Amortization of DAC and VOBA............................      666       10          2        678        357        1,035
Interest expense on debt................................       --       --         68         68        163          231
Other expenses..........................................    2,229       39         66      2,334          6        2,340
                                                         -------- --------   --------   -------- ----------  -----------
  Total expenses........................................    3,728    1,367        231      5,326      1,324        6,650
                                                         -------- --------   --------   -------- ----------  -----------
Provision for income tax expense (benefit)..............      332      162       (30)        464       (92)          372
                                                         -------- --------   --------   --------             -----------
Operating earnings...................................... $    549 $    302   $    132        983
                                                         ======== ========   ========
Adjustments to:
  Total revenues........................................                                   1,367
  Total expenses........................................                                 (1,324)
  Provision for income tax (expense) benefit............                                      92
                                                                                        --------
Income (loss) from continuing operations, net of income
 tax....................................................                                $  1,118             $     1,118
                                                                                        ========             ===========

                                             Corporate
                                              Benefit  Corporate
    At December 31, 2012            Retail    Funding   & Other    Total
    ----------------------------- ---------- --------- --------- ----------
                                                (In millions)

    Total assets................. $  136,074  $33,140  $  15,323 $  184,537
    Separate account assets...... $   84,106  $ 2,008  $      -- $   86,114
    Separate account liabilities. $   84,106  $ 2,008  $      -- $   86,114

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)

                                                                    Operating Earnings
                                                         -----------------------------------------
                                                                    Corporate
                                                                     Benefit  Corporate                           Total
Year Ended December 31, 2011                               Retail    Funding   & Other    Total    Adjustments Consolidated
-------------------------------------------------------- ---------- --------- --------- ---------- ----------- ------------
                                                                                   (In millions)
Revenues
Premiums................................................ $      710  $  1,071  $     47 $    1,828 $        --  $     1,828
Universal life and investment-type product policy fees..      1,764        34        36      1,834         122        1,956
Net investment income...................................      1,423     1,175       181      2,779         295        3,074
Other revenues..........................................        502         5         1        508          --          508
Net investment gains (losses)...........................         --        --        --         --          35           35
Net derivative gains (losses)...........................         --        --        --         --       1,096        1,096
                                                         ----------  --------  -------- ---------- -----------  -----------
  Total revenues........................................      4,399     2,285       265      6,949       1,548        8,497
                                                         ----------  --------  -------- ---------- -----------  -----------
Expenses
Policyholder benefits and claims........................        896     1,598        46      2,540         120        2,660
Interest credited to policyholder account balances......        988       180        --      1,168          21        1,189
Goodwill impairment.....................................         --        --        --         --          --           --
Capitalization of DAC...................................    (1,301)       (7)      (57)    (1,365)          --      (1,365)
Amortization of DAC and VOBA............................        791         4         6        801         358        1,159
Interest expense on debt................................         --        --        67         67         322          389
Other expenses..........................................      2,568        42       163      2,773          25        2,798
                                                         ----------  --------  -------- ---------- -----------  -----------
  Total expenses........................................      3,942     1,817       225      5,984         846        6,830
                                                         ----------  --------  -------- ---------- -----------  -----------
Provision for income tax expense (benefit)..............        161       164      (70)        255         238          493
                                                         ----------  --------  -------- ----------              -----------
Operating earnings...................................... $      296  $    304  $    110        710
                                                         ==========  ========  ========
Adjustments to:
  Total revenues........................................                                     1,548
  Total expenses........................................                                     (846)
  Provision for income tax (expense) benefit............                                     (238)
                                                                                        ----------
Income (loss) from continuing operations, net of income
 tax....................................................                                $    1,174              $     1,174
                                                                                        ==========              ===========

  The following table presents total premiums, universal life and investment-type product policy fees and other revenues by major product groups of the Company's segments, as well as Corporate & Other:

                                           Years Ended December 31,
                                          --------------------------
                                            2013     2012     2011
                                          -------- -------- --------
                                                (In millions)
           Life insurance (1)............ $  3,528 $  4,026 $  4,285
           Accident and health insurance.        6        7        7
                                          -------- -------- --------
            Total........................ $  3,534 $  4,033 $  4,292
                                          ======== ======== ========

--------

(1) Includes annuities and corporate benefit funding products.

  Revenues derived from any customer did not exceed 10% of consolidated premiums, universal life and investment-type product policy fees and other revenues for the years ended December 31, 2013, 2012 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

2. Segment Information (continued)


  The following table presents total premiums, universal life and investment-type product policy fees and other revenues associated with the Company's U.S. and foreign operations:

                                    Years Ended December 31,
                                   --------------------------
                                     2013     2012     2011
                                   -------- -------- --------
                                         (In millions)
                  U.S............. $  3,442 $  3,329 $  3,222
                  Foreign:
                   United Kingdom.       92      556      986
                   Other (1)......       --      148       84
                                   -------- -------- --------
                     Total........ $  3,534 $  4,033 $  4,292
                                   ======== ======== ========

--------

(1)See Note 3 for information on the disposition of a subsidiary.

3. Dispositions

Disposition

  In June 2012, the Company distributed all of the issued and outstanding shares of common stock of its wholly-owned subsidiary, MetLife Europe Limited ("MetLife Europe") to its stockholders as an in-kind dividend. The net book value of MetLife Europe at the time of the dividend was $290 million which was recorded as a dividend of retained earnings of $347 million and an increase to OCI of $57 million, net of income tax. As of the date of dividend, the Company no longer consolidates the assets, liabilities and operations of MetLife Europe. The net income of MetLife Europe was not material to the Company for the periods prior to the dividend. The results of MetLife Europe were reported in Corporate & Other. See Note 2 for a discussion of Corporate & Other.

Discontinued Operations

  The following table summarizes the amounts that have been reflected as discontinued operations in the consolidated statements of operations. Income
(loss) from discontinued operations includes real estate classified as held-for-sale or sold.

                                                               Year Ended December 31, 2012
                                                               ----------------------------
                                                                      (In millions)
Total revenues................................................        $                  12
Total expenses................................................                           --
                                                                      ---------------------
Income (loss) before provision for income tax.................                           12
Provision for income tax expense (benefit)....................                            4
                                                                      ---------------------
Income (loss) from discontinued operations, net of income tax.        $                   8
                                                                      =====================

  There was no income (loss) from discontinued operations, net of income tax, for both of the years ended December 31, 2013 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


4. Insurance

Insurance Liabilities

  Insurance liabilities, including affiliated insurance liabilities on reinsurance assumed and ceded, are comprised of future policy benefits, PABs and other policy-related balances. Information regarding insurance liabilities by segment, as well as Corporate & Other, was as follows at:

                                               December 31,
                                            -------------------
                                              2013      2012
                                            --------- ---------
                                               (In millions)
                 Retail.................... $  35,844 $  37,642
                 Corporate Benefit Funding.    22,222    23,766
                 Corporate & Other.........     6,542     6,289
                                            --------- ---------
                  Total.................... $  64,608 $  67,697
                                            ========= =========

  See Note 6 for discussion of affiliated reinsurance liabilities included in the table above.

  Future policy benefits are measured as follows:

  Product Type:                        Measurement Assumptions:
  ---------------------------------------------------------------------------
  Participating life                   Aggregate of net level premium
                                       reserves for death and endowment
                                       policy benefits (calculated based
                                       upon the non-forfeiture interest rate
                                       of 4%, and mortality rates guaranteed
                                       in calculating the cash surrender
                                       values described in such contracts).
  ---------------------------------------------------------------------------
  Nonparticipating life                Aggregate of the present value of
                                       expected future benefit payments and
                                       related expenses less the present
                                       value of expected future net
                                       premiums. Assumptions as to mortality
                                       and persistency are based upon the
                                       Company's experience when the basis
                                       of the liability is established.
                                       Interest rate assumptions for the
                                       aggregate future policy benefit
                                       liabilities range from 2% to 7%.
  ---------------------------------------------------------------------------
  Individual and group traditional     Present value of expected future
  fixed annuities after annuitization  payments. Interest rate assumptions used in establishing such liabilities
                                       range from 4% to 8%.
  ---------------------------------------------------------------------------
  Non-medical health insurance         The net level premium method and
                                       assumptions as to future morbidity,
                                       withdrawals and interest, which
                                       provide a margin for adverse
                                       deviation. Interest rate assumptions
                                       used in establishing such liabilities
                                       range from 4% to 7%.
  ---------------------------------------------------------------------------
  Disabled lives                       Present value of benefits method and
                                       experience assumptions as to claim
                                       terminations, expenses and interest.
                                       Interest rate assumptions used in
                                       establishing such liabilities range
                                       from 3% to 7%.
  ---------------------------------------------------------------------------

  Participating business represented 3% and 2% of the Company's life insurance in-force at December 31, 2013 and 2012, respectively. Participating policies represented 32%, 24% and 10% of gross life insurance premiums for the years ended December 31, 2013, 2012 and 2011, respectively.

  PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 8%, less expenses, mortality charges and withdrawals; and (iii) fair value adjustments relating to business combinations.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


Guarantees

  The Company issues variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWBs and the portion of certain GMIBs that does not require annuitization are accounted for as embedded derivatives in PABs and are further discussed in Note 8. Guarantees accounted for as insurance liabilities include:

Guarantee:                                    Measurement Assumptions:
-------------------------------------------------------------------------------------------------
GMDBs  .  A return of purchase payment upon   Present value of expected death benefits in
          death even if the account value is    excess of the projected account balance
          reduced to zero.                      recognizing the excess ratably over the
                                                accumulation period based on the present
                                                value of total expected assessments.

       .  An enhanced death benefit may be    Assumptions are consistent with those used
          available for an additional fee.      for amortizing DAC, and are thus subject to
                                                the same variability and risk.

                                              Investment performance and volatility
                                                assumptions are consistent with the historical
                                                experience of the appropriate underlying
                                                equity index, such as the S&P 500 Index.

                                              Benefit assumptions are based on the average
                                                benefits payable over a range of scenarios.
-------------------------------------------------------------------------------------------------
GMIBs  .  After a specified period of time    Present value of expected income benefits in
          determined at the time of issuance    excess of the projected account balance at
          of the variable annuity contract,     any future date of annuitization and
          a minimum accumulation of purchase    recognizing the excess ratably over the
          payments, even if the account         accumulation period based on present value
          value is reduced to zero, that can    of total expected assessments.
          be annuitized to receive a monthly
          income stream that is not less
          than a specified amount.
       .  Certain contracts also provide for  Assumptions are consistent with those used
          a guaranteed lump sum return of       for estimating GMDB liabilities.
          purchase premium in lieu of the
          annuitization benefit.

                                              Calculation incorporates an assumption for
                                                the percentage of the potential annuitizations
                                                that may be elected by the contractholder.
-------------------------------------------------------------------------------------------------
GMWBs. .  A return of purchase payment via    Expected value of the life contingent
          partial withdrawals, even if the      payments and expected assessments using
          account value is reduced to zero,     assumptions consistent with those used for
          provided that cumulative              estimating the GMDB liabilities.
          withdrawals in a contract year do
          not exceed a certain limit.

       .  Certain contracts include
          guaranteed withdrawals that are
          life contingent.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


  Information regarding the liabilities for guarantees (excluding base policy liabilities and embedded derivatives) relating to annuity and universal and variable life contracts was as follows:

                                                    Universal and
                                                    Variable Life
                                  Annuity Contracts   Contracts
                                  ----------------- -------------
                                                      Secondary
                                   GMDBs    GMIBs    Guarantees     Total
                                  -------- -------- ------------- ---------
                                                (In millions)
    Direct
    Balance at January 1, 2011... $     79 $    281     $     896 $   1,256
    Incurred guaranteed benefits.       84      128           140       352
    Paid guaranteed benefits.....     (25)       --            --      (25)
                                  -------- --------     --------- ---------
    Balance at December 31, 2011.      138      409         1,036     1,583
    Incurred guaranteed benefits.      108      402           332       842
    Paid guaranteed benefits.....     (29)       --            --      (29)
                                  -------- --------     --------- ---------
    Balance at December 31, 2012.      217      811         1,368     2,396
    Incurred guaranteed benefits.      155      127           415       697
    Paid guaranteed benefits.....     (17)       --            --      (17)
                                  -------- --------     --------- ---------
    Balance at December 31, 2013. $    355 $    938     $   1,783 $   3,076
                                  ======== ========     ========= =========
    Ceded
    Balance at January 1, 2011... $     76 $     97     $     657 $     830
    Incurred guaranteed benefits.       59       42           110       211
    Paid guaranteed benefits.....     (21)       --            --      (21)
                                  -------- --------     --------- ---------
    Balance at December 31, 2011.      114      139           767     1,020
    Incurred guaranteed benefits.       56      129           267       452
    Paid guaranteed benefits.....     (25)       --            --      (25)
                                  -------- --------     --------- ---------
    Balance at December 31, 2012.      145      268         1,034     1,447
    Incurred guaranteed benefits.       85       31           334       450
    Paid guaranteed benefits.....     (15)       --            --      (15)
                                  -------- --------     --------- ---------
    Balance at December 31, 2013. $    215 $    299     $   1,368 $   1,882
                                  ======== ========     ========= =========
    Net
    Balance at January 1, 2011... $      3 $    184     $     239 $     426
    Incurred guaranteed benefits.       25       86            30       141
    Paid guaranteed benefits.....      (4)       --            --       (4)
                                  -------- --------     --------- ---------
    Balance at December 31, 2011.       24      270           269       563
    Incurred guaranteed benefits.       52      273            65       390
    Paid guaranteed benefits.....      (4)       --            --       (4)
                                  -------- --------     --------- ---------
    Balance at December 31, 2012.       72      543           334       949
    Incurred guaranteed benefits.       70       96            81       247
    Paid guaranteed benefits.....      (2)       --            --       (2)
                                  -------- --------     --------- ---------
    Balance at December 31, 2013. $    140 $    639     $     415 $   1,194
                                  ======== ========     ========= =========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


  Account balances of contracts with insurance guarantees were invested in separate account asset classes as follows at:

                                          December 31,
                                       -------------------
                                         2013      2012
                                       --------- ---------
                                          (In millions)
                      Fund Groupings:
                      Equity.......... $  46,559 $  39,113
                      Balanced........    41,894    37,528
                      Bond............     4,270     4,678
                      Money Market....       789       879
                                       --------- ---------
                       Total.......... $  93,512 $  82,198
                                       ========= =========

  Based on the type of guarantee, the Company defines net amount at risk ("NAR") as listed below.

 Variable Annuity Guarantees

  In the Event of Death

    Defined as the death benefit less the total contract account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date and includes any additional contractual claims associated with riders purchased to assist with covering income taxes payable upon death.

  At Annuitization

    Defined as the amount (if any) that would be required to be added to the total contract account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date, even though the contracts contain terms that allow annuitization of the guaranteed amount only after the 10th anniversary of the contract, which not all contractholders have achieved.

 Universal and Variable Life Contracts

   Defined as the guarantee amount less the account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

   The amounts in the table below include direct business, but exclude offsets from hedging or reinsurance, if any. See Note 6 for a discussion of certain living and death benefit guarantees which have been reinsured. Therefore, the NARs presented below reflect the economic exposures of living and death benefit guarantees associated with variable annuities, but not necessarily their impact on the Company.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


   Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts was as follows at:

                                                               December 31,
                                         ---------------------------------------------------------
                                                     2013                         2012
                                         ---------------------------- ----------------------------
                                             In the          At           In the          At
                                         Event of Death Annuitization Event of Death Annuitization
                                         -------------- ------------- -------------- -------------
                                                               (In millions)
Annuity Contracts (1)
Variable Annuity Guarantees
Total contract account value............  $   100,420    $    57,041   $    89,671    $    51,411
Separate account value..................  $    95,637    $    55,805   $    84,106    $    49,778
Net amount at risk......................  $     2,230    $       562   $     3,117    $     2,316
Average attained age of contractholders.     64 years       64 years      63 years       63 years

                                                        December 31,
                                                   -----------------------
                                                      2013        2012
                                                   ----------- -----------
                                                    Secondary Guarantees
                                                   -----------------------
                                                        (In millions)
     Universal and Variable Life Contracts (1)
     Account value (general and separate account). $     6,360 $     5,812
     Net amount at risk........................... $    91,264 $    86,468
     Average attained age of policyholders........    58 years    58 years

--------

(1)The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

Obligations Under Funding Agreements

  The Company issues fixed and floating rate funding agreements, which are denominated in either U.S. dollars or foreign currencies, to certain special purpose entities ("SPEs") that have issued either debt securities or commercial paper for which payment of interest and principal is secured by such funding agreements. During the years ended December 31, 2013, 2012 and 2011, the Company issued $10.9 billion, $10.3 billion and $12.5 billion, respectively, and repaid $11.7 billion, $9.6 billion and $13.4 billion, respectively, of such funding agreements. At December 31, 2013 and 2012, liabilities for funding agreements outstanding, which are included in PABs, were $5.3 billion and $6.1 billion, respectively.

  MetLife Insurance Company of Connecticut and MLI-USA, are members of regional banks in the Federal Home Loan Bank ("FHLB") system ("FHLBanks"). Holdings of common stock of FHLBanks, included in equity securities, were as follows at:

                                           December 31,
                                       ---------------------
                                          2013       2012
                                       ---------- ----------
                                           (In millions)
                   FHLB of Boston..... $       64 $       67
                   FHLB of Pittsburgh. $       20 $       11

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


  The Company has also entered into funding agreements with FHLBanks and the Federal Agricultural Mortgage Corporation, a federally chartered instrumentality of the U.S. ("Farmer Mac"). The liability for such funding agreements is included in PABs. Information related to such funding agreements was as follows at:

                                    Liability           Collateral
                               ------------------- ---------------------
                                             December 31,
                               -----------------------------------------
                                 2013      2012       2013       2012
                               --------- --------- ---------- ----------
                                             (In millions)
       FHLB of Boston (1)..... $     450 $     450 $  808 (2) $  537 (2)
       Farmer Mac (3)......... $     200 $     200 $      230 $      230
       FHLB of Pittsburgh (1). $     200 $      -- $  602 (2) $  595 (2)

--------

(1)Represents funding agreements issued to the applicable FHLBank in exchange for cash and for which such FHLBank has been granted a lien on certain assets, some of which are in the custody of such FHLBank, including residential mortgage-backed securities ("RMBS"), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of such FHLBank as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, such FHLBank's recovery on the collateral is limited to the amount of the Company's liability to such FHLBank.

(2)Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

(3)Represents funding agreements issued to certain SPEs that have issued debt securities for which payment of interest and principal is secured by such funding agreements, and such debt securities are also guaranteed as to payment of interest and principal by Farmer Mac. The obligations under these funding agreements are secured by a pledge of certain eligible agricultural real estate mortgage loans and may, under certain circumstances, be secured by other qualified collateral. The amount of collateral presented is at carrying value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

4. Insurance (continued)


Liabilities for Unpaid Claims and Claim Expenses

  Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits and other policy-related balances, was as follows:

                                            Years Ended December 31,
                                           --------------------------
                                             2013     2012     2011
                                           -------- -------- --------
                                                 (In millions)
          Balance at January 1,........... $  1,216 $  1,079 $    978
           Less: Reinsurance recoverables.    1,124      980      878
                                           -------- -------- --------
          Net balance at January 1,.......       92       99      100
                                           -------- -------- --------
          Incurred related to:
           Current year...................        5        5        5
           Prior years (1)................        4      (2)        4
                                           -------- -------- --------
             Total incurred...............        9        3        9
                                           -------- -------- --------
          Paid related to:
           Current year...................       --       --       --
           Prior years....................     (11)     (10)     (10)
                                           -------- -------- --------
             Total paid...................     (11)     (10)     (10)
                                           -------- -------- --------
          Net balance at December 31,.....       90       92       99
           Add: Reinsurance recoverables..    1,235    1,124      980
                                           -------- -------- --------
          Balance at December 31,......... $  1,325 $  1,216 $  1,079
                                           ======== ======== ========

--------

(1)During 2013, 2012 and 2011, claims and claim adjustment expenses associated with prior years changed due to differences between the actual benefits paid and expected benefits owed during those periods.

Separate Accounts

  Separate account assets and liabilities primarily include pass-through separate accounts totaling $97.6 billion and $85.9 billion at December 31, 2013 and 2012, respectively, for which the policyholder assumes all investment risk.

  For the years ended December 31, 2013, 2012 and 2011, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

5. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

  See Note 1 for a description of capitalized acquisition costs.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)


Nonparticipating and Non-Dividend-Paying Traditional Contracts

  The Company amortizes DAC and VOBA related to these contracts (primarily term insurance) over the appropriate premium paying period in proportion to the historic actual and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, persistency and investment returns at policy issuance, or policy acquisition (as it relates to VOBA), include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

Participating, Dividend-Paying Traditional Contracts

  The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency and other factor changes, as well as policyholder dividend scales are reasonably likely to impact significantly the rate of DAC amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC balances.

Fixed and Variable Universal Life Contracts and Fixed and Variable Deferred Annuity Contracts

  The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)

cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

Factors Impacting Amortization

  Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These assumptions primarily relate to investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

  Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Amortization of DAC and VOBA is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)


  Information regarding DAC and VOBA was as follows:

                                                                    Years Ended December 31,
                                                                  ----------------------------
                                                                    2013      2012      2011
                                                                  --------  --------  --------
                                                                          (In millions)
DAC
Balance at January 1,............................................ $  3,079  $  3,215  $  2,718
Capitalizations..................................................      504       886     1,365
Amortization related to:
 Net investment gains (losses) and net derivative gains (losses).      484      (331)     (339)
 Other expenses..................................................     (404)     (513)     (477)
                                                                  --------  --------  --------
   Total amortization............................................       80      (844)     (816)
                                                                  --------  --------  --------
Unrealized investment gains (losses).............................       80       (19)      (49)
Disposition and other (1), (2)...................................      138      (159)       (3)
                                                                  --------  --------  --------
Balance at December 31,..........................................    3,881     3,079     3,215
                                                                  --------  --------  --------
VOBA
Balance at January 1,............................................      667     1,006     1,686
Amortization related to:
 Net investment gains (losses) and net derivative gains (losses).        5        --       (29)
 Other expenses..................................................     (135)     (191)     (314)
                                                                  --------  --------  --------
   Total amortization............................................     (130)     (191)     (343)
                                                                  --------  --------  --------
Unrealized investment gains (losses).............................      312      (148)     (337)
                                                                  --------  --------  --------
Balance at December 31,..........................................      849       667     1,006
                                                                  --------  --------  --------
Total DAC and VOBA
Balance at December 31,.......................................... $  4,730  $  3,746  $  4,221
                                                                  ========  ========  ========

--------

(1)The year ended December 31, 2013 includes $138 million that was reclassified to DAC from premiums, reinsurance and other receivables. The amounts reclassified relate to an affiliated reinsurance agreement accounted for using the deposit method of accounting and represent the DAC amortization on the expense allowances ceded on the agreement from inception. These amounts were previously included in the calculated value of the deposit receivable on this agreement and recorded within premiums, reinsurance and other receivables.

(2)See Note 3 for information on the disposition of a subsidiary.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

5.Deferred Policy Acquisition Costs, Value of Business Acquired and Other
  Policy-Related Intangibles (continued)


  Information regarding total DAC and VOBA by segment, as well as Corporate & Other, was as follows at:

                                               December 31,
                                             -----------------
                                               2013     2012
                                             -------- --------
                                               (In millions)
                  Retail.................... $  4,698 $  3,738
                  Corporate Benefit Funding.        6        8
                  Corporate & Other.........       26       --
                                             -------- --------
                   Total.................... $  4,730 $  3,746
                                             ======== ========

  Information regarding other policy-related intangibles was as follows:

                                          Years Ended December 31,
                                          -----------------------
                                           2013     2012    2011
                                          -------  ------- -------
                                               (In millions)
              Deferred Sales Inducements
              Balance at January 1,...... $   509  $   535 $   537
              Capitalization.............       6       21      79
              Amortization...............    (32)     (47)    (81)
                                          -------  ------- -------
              Balance at December 31,.... $   483  $   509 $   535
                                          =======  ======= =======
              VODA and VOCRA
              Balance at January 1,...... $   175  $   190 $   203
              Amortization...............    (16)     (15)    (13)
                                          -------  ------- -------
              Balance at December 31,.... $   159  $   175 $   190
                                          =======  ======= =======
              Accumulated amortization... $    81  $    65 $    50
                                          =======  ======= =======

  The estimated future amortization expense to be reported in other expenses for the next five years is as follows:

                                              VOBA      VODA and VOCRA
                                         -------------- --------------
                                                 (In millions)
          2014.......................... $          176 $          17
          2015.......................... $          141 $          17
          2016.......................... $          114 $          15
          2017.......................... $           94 $          14
          2018.......................... $           78 $          13

6. Reinsurance

  The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by affiliated and unaffiliated companies. The Company participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 7.

Retail

  The Company's Retail Annuities business reinsures 100% of the living and death benefit guarantees issued in connection with most of its variable annuities issued since 2006 to an affiliated reinsurer and certain portions of the living and death benefit guarantees issued in connection with its variable annuities issued prior to 2006 to affiliated and unaffiliated reinsurers. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The Company also reinsures 90% of its fixed annuities to an affiliated reinsurer. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  For its Retail Life & Other insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. The Company currently reinsures 100% of the mortality risk in excess of $100,000 per life for most new policies and reinsures up to 100% of the mortality risk for certain other policies. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company also reinsures the risk associated with secondary death benefit guarantees on certain universal life insurance policies to affiliates. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

Corporate Benefit Funding

  The Company's Corporate Benefit Funding segment has periodically engaged in reinsurance activities, on an opportunistic basis. The impact of these activities on the financial results of this segment has not been significant and there were no additional transactions during the periods presented.

Corporate & Other

  The Company also reinsures, through 100% quota share reinsurance agreements, certain run-off LTC and workers' compensation business written by the Company.

Catastrophe Coverage

  The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


Reinsurance Recoverables

  The Company reinsures its business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2013 and 2012, were not significant.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $2.0 billion and $2.2 billion of unsecured unaffiliated reinsurance recoverable balances at December 31, 2013 and 2012, respectively.

  At December 31, 2013, the Company had $7.5 billion of net unaffiliated ceded reinsurance recoverables. Of this total, $6.7 billion, or 89%, were with the Company's five largest unaffiliated ceded reinsurers, including $1.2 billion of net unaffiliated ceded reinsurance recoverables which were unsecured. At December 31, 2012, the Company had $7.2 billion of net unaffiliated ceded reinsurance recoverables. Of this total, $6.5 billion, or 90%, were with the Company's five largest unaffiliated ceded reinsurers, including $1.4 billion of net unaffiliated ceded reinsurance recoverables which were unsecured.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  The amounts in the consolidated statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                  Years Ended December 31,
                                                                ----------------------------
                                                                  2013      2012      2011
                                                                --------  --------  --------
                                                                        (In millions)
Premiums
 Direct premiums............................................... $  1,561  $  2,063  $  2,429
 Reinsurance assumed...........................................       10        11         7
 Reinsurance ceded.............................................     (965)     (813)     (608)
                                                                --------  --------  --------
   Net premiums................................................ $    606  $  1,261  $  1,828
                                                                ========  ========  ========
Universal life and investment-type product policy fees
 Direct universal life and investment-type product policy fees. $  3,248  $  2,972  $  2,572
 Reinsurance assumed...........................................       84        87        92
 Reinsurance ceded.............................................     (996)     (798)     (708)
                                                                --------  --------  --------
   Net universal life and investment-type product policy fees.. $  2,336  $  2,261  $  1,956
                                                                ========  ========  ========
Other revenues
 Direct other revenues......................................... $    259  $    231  $    209
 Reinsurance assumed...........................................       --        --        --
 Reinsurance ceded.............................................      333       280       299
                                                                --------  --------  --------
   Net other revenues.......................................... $    592  $    511  $    508
                                                                ========  ========  ========
Policyholder benefits and claims
 Direct policyholder benefits and claims....................... $  3,732  $  4,139  $  4,277
 Reinsurance assumed...........................................       15        23        20
 Reinsurance ceded.............................................   (2,040)   (1,773)   (1,637)
                                                                --------  --------  --------
   Net policyholder benefits and claims........................ $  1,707  $  2,389  $  2,660
                                                                ========  ========  ========
Interest credited to policyholder account balances
 Direct interest credited to policyholder account balances..... $  1,089  $  1,185  $  1,206
 Reinsurance assumed...........................................       73        71        68
 Reinsurance ceded.............................................     (125)     (109)      (85)
                                                                --------  --------  --------
   Net interest credited to policyholder account balances...... $  1,037  $  1,147  $  1,189
                                                                ========  ========  ========
Other expenses
 Direct other expenses......................................... $  1,568  $  2,562  $  2,781
 Reinsurance assumed...........................................       28        33        48
 Reinsurance ceded.............................................       63       125       152
                                                                --------  --------  --------
   Net other expenses.......................................... $  1,659  $  2,720  $  2,981
                                                                ========  ========  ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  The amounts in the consolidated balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                                December 31,
                              ---------------------------------------------------------------------------------
                                                2013                                     2012
                              ---------------------------------------- ----------------------------------------
                                                               Total                                    Total
                                                              Balance                                  Balance
                                Direct   Assumed    Ceded      Sheet     Direct   Assumed    Ceded      Sheet
                              ---------- -------- ---------  --------- ---------- -------- ---------  ---------
                                                                (In millions)
Assets
Premiums, reinsurance and
 other receivables........... $      221 $     28 $  20,360  $  20,609 $      396 $     35 $  21,496  $  21,927
Deferred policy acquisition
 costs and value of business
 acquired....................      5,191      123      (584)     4,730      4,264      121      (639)     3,746
                              ---------- -------- ---------  --------- ---------- -------- ---------  ---------
  Total assets............... $    5,412 $    151 $  19,776  $  25,339 $    4,660 $    156 $  20,857  $  25,673
                              ========== ======== =========  ========= ========== ======== =========  =========
Liabilities
Other policy-related
 balances.................... $      712 $  1,641 $     811  $   3,164 $      691 $  1,592 $     855  $   3,138
Other liabilities............      1,257       10     5,509      6,776      1,396       11     5,140      6,547
                              ---------- -------- ---------  --------- ---------- -------- ---------  ---------
  Total liabilities.......... $    1,969 $  1,651 $   6,320  $   9,940 $    2,087 $  1,603 $   5,995  $   9,685
                              ========== ======== =========  ========= ========== ======== =========  =========

  Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on reinsurance were $4.6 billion and $4.7 billion at December 31, 2013 and 2012, respectively. There were no deposit liabilities on reinsurance at both December 31, 2013 and 2012.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


Related Party Reinsurance Transactions

  The Company has reinsurance agreements with certain MetLife subsidiaries, including MLIC, MetLife Reinsurance Company of South Carolina, Exeter, General American Life Insurance Company, MLIIC, MetLife Reinsurance Company of Vermont and MetLife Reinsurance Company of Delaware ("MRD"), all of which are related parties.

  Information regarding the significant effects of affiliated reinsurance included in the consolidated statements of operations was as follows:

                                                                Years Ended December 31,
                                                               -------------------------
                                                                 2013     2012     2011
                                                               -------  -------  -------
                                                                     (In millions)
Premiums
 Reinsurance assumed.......................................... $    10  $    11  $     7
 Reinsurance ceded............................................    (638)    (478)    (286)
                                                               -------  -------  -------
   Net premiums............................................... $  (628) $  (467) $  (279)
                                                               =======  =======  =======
Universal life and investment-type product policy fees
 Reinsurance assumed.......................................... $    84  $    87  $    92
 Reinsurance ceded............................................    (585)    (444)    (400)
                                                               -------  -------  -------
   Net universal life and investment-type product policy fees. $  (501) $  (357) $  (308)
                                                               =======  =======  =======
Other revenues
 Reinsurance assumed.......................................... $    --  $    --  $    --
 Reinsurance ceded............................................     332      280      299
                                                               -------  -------  -------
   Net other revenues......................................... $   332  $   280  $   299
                                                               =======  =======  =======
Policyholder benefits and claims
 Reinsurance assumed.......................................... $    13  $    21  $    18
 Reinsurance ceded............................................    (800)    (780)    (484)
                                                               -------  -------  -------
   Net policyholder benefits and claims....................... $  (787) $  (759) $  (466)
                                                               =======  =======  =======
Interest credited to policyholder account balances
 Reinsurance assumed.......................................... $    73  $    71  $    68
 Reinsurance ceded............................................    (125)    (109)     (84)
                                                               -------  -------  -------
   Net interest credited to policyholder account balances..... $   (52) $   (38) $   (16)
                                                               =======  =======  =======
Other expenses
 Reinsurance assumed.......................................... $    28  $    33  $    48
 Reinsurance ceded............................................      92      157      204
                                                               -------  -------  -------
   Net other expenses......................................... $   120  $   190  $   252
                                                               =======  =======  =======

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)


  Information regarding the significant effects of affiliated reinsurance included in the consolidated balance sheets was as follows at:

                                                                      December 31,
                                                         --------------------------------------
                                                                2013                2012
                                                         ------------------  ------------------
                                                         Assumed    Ceded    Assumed    Ceded
                                                         -------- ---------  -------- ---------
                                                                      (In millions)
Assets
Premiums, reinsurance and other receivables............. $     28 $  12,710  $     35 $  14,171
Deferred policy acquisition costs and value of business
  acquired..............................................      122      (579)      121      (642)
                                                         -------- ---------  -------- ---------
 Total assets........................................... $    150 $  12,131  $    156 $  13,529
                                                         ======== =========  ======== =========
Liabilities
Other policy-related balances........................... $  1,640 $     811  $  1,592 $     855
Other liabilities.......................................        9     5,260        10     4,894
                                                         -------- ---------  -------- ---------
 Total liabilities...................................... $  1,649 $   6,071  $  1,602 $   5,749
                                                         ======== =========  ======== =========

  Effective October 1, 2012, MLI-USA entered into a reinsurance agreement to cede two blocks of business to MRD, on a 90% coinsurance with funds withheld basis. The agreement covers certain term and certain universal life policies issued in 2012 by MLI-USA and was amended in 2013 to include certain term and universal life policies issued by MLI-USA through December 31, 2013. The agreement transfers risk to MRD and, therefore, is accounted for as reinsurance. As a result of the agreement, affiliated reinsurance recoverables, included in premiums, reinsurance and other receivables, were $917 million and $407 million at December 31, 2013 and 2012, respectively. MLI-USA also recorded a funds withheld liability and other reinsurance payables, included in other liabilities, which were $798 million and $438 million at December 31, 2013 and 2012, respectively. Certain contractual features of this agreement qualify as embedded derivatives, which are separately accounted for at fair value on the Company's consolidated balance sheets. The embedded derivative related to the funds withheld associated with this reinsurance agreement is included within other liabilities and was ($14) million and $6 million at December 31, 2013 and 2012, respectively. The Company's consolidated statements of operations reflected a loss for this agreement of $50 million and $37 million for the years ended December 31, 2013 and 2012, respectively, which included net derivative gains (losses) of $20 million and ($6) million for the years ended December 31, 2013 and 2012, respectively, related to the embedded derivative.

  The Company ceded risks to affiliates related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within premiums, reinsurance and other receivables and were assets of $912 million and $3.6 billion at December 31, 2013 and 2012, respectively. Net derivative gains (losses) associated with the embedded derivatives were ($3.0) billion, $524 million, and $1.6 billion for the years ended December 31, 2013, 2012 and 2011, respectively.

  MLI-USA ceded two blocks of business to an affiliate on a 90% coinsurance with funds withheld basis. Certain contractual features of this agreement qualify as embedded derivatives, which are separately accounted for at estimated fair value on the Company's consolidated balance sheets. The embedded derivative related to the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

6. Reinsurance (continued)

funds withheld associated with this reinsurance agreement is included within other liabilities and increased the funds withheld balance by $48 million and $546 million at December 31, 2013 and 2012, respectively. Net derivative gains (losses) associated with the embedded derivatives were $498 million, ($107) million and ($434) million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $5.9 billion and $6.1 billion of unsecured affiliated reinsurance recoverable balances at December 31, 2013 and 2012, respectively.

  Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $4.4 billion and $4.6 billion at December 31, 2013 and 2012, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2013 and 2012.

7. Investments

  See Note 9 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

  The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Fixed Maturity and Equity Securities AFS

 Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate and foreign corporate fixed maturity securities and non-redeemable preferred stock is reported within equity securities. Included within fixed maturity securities are structured securities including RMBS, ABS and commercial mortgage-backed securities ("CMBS").

                                               December 31, 2013                             December 31, 2012
                                 --------------------------------------------- ---------------------------------------------
                                               Gross Unrealized                              Gross Unrealized
                                  Cost or  ------------------------- Estimated  Cost or  ------------------------- Estimated
                                 Amortized          Temporary  OTTI    Fair    Amortized          Temporary  OTTI    Fair
                                   Cost     Gains    Losses   Losses   Value     Cost     Gains    Losses   Losses   Value
                                 --------- -------- --------- ------ --------- --------- -------- --------- ------ ---------
                                                                        (In millions)
Fixed maturity securities
U.S. corporate.................. $  15,779 $  1,130 $     207 $  --  $  16,702 $  16,914 $  2,063 $      82 $  --  $  18,895
Foreign corporate...............     8,111      485        79    --      8,517     8,618      853        26    --      9,445
U.S. Treasury and agency........     8,188      334       228    --      8,294     7,678    1,186        --    --      8,864
RMBS............................     4,587      201        59    41      4,688     5,492      360        50    64      5,738
State and political subdivision.     2,147      139        62    --      2,224     2,002      354        27    --      2,329
ABS.............................     2,081       32        12    --      2,101     2,204       67        18    --      2,253
CMBS............................     1,546       62         4    --      1,604     2,221      141         6    --      2,356
Foreign government..............     1,038      103        19    --      1,122       876      214         2    --      1,088
                                 --------- -------- --------- -----  --------- --------- -------- --------- -----  ---------
 Total fixed maturity
  securities.................... $  43,477 $  2,486 $     670 $  41  $  45,252 $  46,005 $  5,238 $     211 $  64  $  50,968
                                 ========= ======== ========= =====  ========= ========= ======== ========= =====  =========
Equity securities
Non-redeemable preferred
 stock.......................... $     236 $      9 $      28 $  --  $     217 $     151 $     11 $      22 $  --  $     140
Common stock....................       161       40        --    --        201       160       18         1    --        177
                                 --------- -------- --------- -----  --------- --------- -------- --------- -----  ---------
 Total equity securities........ $     397 $     49 $      28 $  --  $     418 $     311 $     29 $      23 $  --  $     317
                                 ========= ======== ========= =====  ========= ========= ======== ========= =====  =========

   The Company held non-income producing fixed maturity securities with an estimated fair value of $30 million and $22 million with unrealized gains (losses) of $6 million and $3 million at December 31, 2013 and 2012, respectively.

 Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

   Amortization of premium and accretion of discount on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Maturities of Fixed Maturity Securities

   The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

                                                         December 31,
                                            ---------------------------------------
                                                   2013                2012
                                            ------------------- -------------------
                                                      Estimated           Estimated
                                            Amortized   Fair    Amortized   Fair
                                              Cost      Value     Cost      Value
                                            --------- --------- --------- ---------
                                                         (In millions)
Due in one year or less.................... $   2,934 $   2,966 $   4,831 $   4,875
Due after one year through five years......     8,895     9,301     8,646     9,192
Due after five years through ten years.....     7,433     7,970     7,967     8,960
Due after ten years........................    16,001    16,622    14,644    17,594
                                            --------- --------- --------- ---------
   Subtotal................................    35,263    36,859    36,088    40,621
Structured securities (RMBS, ABS and CMBS).     8,214     8,393     9,917    10,347
                                            --------- --------- --------- ---------
       Total fixed maturity securities..... $  43,477 $  45,252 $  46,005 $  50,968
                                            ========= ========= ========= =========

   Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. RMBS, ABS and CMBS are shown separately, as they are not due at a single maturity.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Continuous Gross Unrealized Losses for Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the estimated fair value and gross unrealized losses of fixed maturity and equity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position.

                                              December 31, 2013                         December 31, 2012
                                  ----------------------------------------- -----------------------------------------
                                                       Equal to or Greater                       Equal to or Greater
                                  Less than 12 Months     than 12 Months    Less than 12 Months     than 12 Months
                                  -------------------- -------------------- -------------------- --------------------
                                  Estimated   Gross    Estimated   Gross    Estimated   Gross    Estimated   Gross
                                    Fair    Unrealized   Fair    Unrealized   Fair    Unrealized   Fair    Unrealized
                                    Value     Losses     Value     Losses     Value     Losses     Value     Losses
                                  --------- ---------- --------- ---------- --------- ---------- --------- ----------
                                                      (In millions, except number of securities)
Fixed maturity securities
U.S. corporate................... $   2,526  $   141   $    470    $   66   $    784    $   16   $    621    $   66
Foreign corporate................     1,520       70        135         9        494         8        203        18
U.S. Treasury and agency.........     3,825      228         --        --        200        --         --        --
RMBS.............................       996       35        457        65         62         6        781       108
State and political subdivision..       630       44         64        18         44         2         55        25
ABS..............................       680        5        104         7        208         1        266        17
CMBS.............................       143        4          7        --         59         1        101         5
Foreign government...............       264       19          1        --        116         2         --        --
                                  ---------  -------   --------    ------   --------    ------   --------    ------
  Total fixed maturity
   securities.................... $  10,584  $   546   $  1,238    $  165   $  1,967    $   36   $  2,027    $  239
                                  =========  =======   ========    ======   ========    ======   ========    ======
Equity securities
Non-redeemable preferred
 stock........................... $     105  $    21   $     33    $    7   $     --    $   --   $     50    $   22
Common stock.....................         3       --          7        --         10         1          7        --
                                  ---------  -------   --------    ------   --------    ------   --------    ------
  Total equity securities........ $     108  $    21   $     40    $    7   $     10    $    1   $     57    $   22
                                  =========  =======   ========    ======   ========    ======   ========    ======
Total number of securities in an
 unrealized loss position........     1,081                 297                  327                  420
                                  =========            ========             ========             ========

 Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

  Evaluation and Measurement Methodologies

    Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost;
  (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

  natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

    The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

    With respect to securities that have attributes of debt and equity (perpetual hybrid securities), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


    The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

    In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

  Current Period Evaluation

    Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired at December 31, 2013. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), and changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

    Gross unrealized losses on fixed maturity securities increased $436 million during the year ended December 31, 2013 from $275 million to $711 million. The increase in gross unrealized losses for the year ended December 31, 2013, was primarily attributable to an increase in interest rates, partially offset by narrowing credit spreads.

    At December 31, 2013, $61 million of the total $711 million of gross unrealized losses were from 18 fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater.

  Investment Grade Fixed Maturity Securities

    Of the $61 million of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, $41 million, or 67%, are related to gross unrealized losses on 13 investment grade fixed maturity securities. Unrealized losses on investment grade fixed maturity securities are principally related to widening credit spreads, and with respect to fixed-rate fixed maturity securities, rising interest rates since purchase.

  Below Investment Grade Fixed Maturity Securities

    Of the $61 million of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, $20 million, or 33%, are related to gross unrealized losses on five below investment grade fixed maturity securities. Unrealized losses on below investment grade fixed maturity securities are principally related to non-agency RMBS (primarily alternative residential mortgage loans) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, largely due to economic and market uncertainties including concerns over unemployment levels and valuations of residential real estate supporting non-agency RMBS. Management evaluates non-agency RMBS

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

  based on actual and projected cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security.

  Equity Securities

    Gross unrealized losses on equity securities increased $5 million during the year ended December 31, 2013 from $23 million to $28 million. Of the $28 million, $5 million were from two equity securities with gross unrealized losses of 20% or more of cost for 12 months or greater, all of which were financial services industry investment grade non-redeemable preferred stock, of which 40% were rated A or better.

Mortgage Loans

 Mortgage Loans by Portfolio Segment

  Mortgage loans are summarized as follows at:

                                                                December 31,
                                                --------------------------------------------
                                                        2013                   2012
                                                --------------------- ----------------------
                                                  Carrying     % of     Carrying     % of
                                                    Value      Total      Value      Total
                                                ------------- ------- ------------- --------
                                                (In millions)         (In millions)
Mortgage loans:
 Commercial....................................   $  4,869      63.1%   $  5,266       57.5%
 Agricultural..................................      1,285       16.6      1,260        13.8
                                                  --------    -------   --------    --------
   Subtotal (1)................................      6,154       79.7      6,526        71.3
 Valuation allowances..........................        (34)     (0.4)        (35)      (0.4)
                                                  --------    -------   --------    --------
   Subtotal mortgage loans, net................      6,120       79.3      6,491        70.9
 Commercial mortgage loans held by CSEs -- FVO.      1,598       20.7      2,666        29.1
                                                  --------    -------   --------    --------
     Total mortgage loans, net.................   $  7,718     100.0%   $  9,157      100.0%
                                                  ========    =======   ========    ========

--------

(1)Purchases of mortgage loans were $10 million and $27 million for the years ended December 31, 2013 and 2012, respectively.

    See "-- Variable Interest Entities" for discussion of CSEs.

    See "-- Related Party Investment Transactions" for discussion of related party mortgage loans.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Mortgage Loans and Valuation Allowance by Portfolio Segment

   The carrying value prior to valuation allowance ("recorded investment") in mortgage loans, by portfolio segment, by method of evaluation of credit loss, and the related valuation allowances, by type of credit loss, were as follows at:

                                                                     December 31,
                                            ---------------------------------------------------------------
                                                         2013                            2012
                                            ------------------------------- -------------------------------
                                            Commercial Agricultural  Total  Commercial Agricultural  Total
                                            ---------- ------------ ------- ---------- ------------ -------
                                                                     (In millions)
Mortgage loans:
 Evaluated individually for credit losses..  $    72     $     4    $    76  $    76     $    --    $    76
 Evaluated collectively for credit losses..    4,797       1,281      6,078    5,190       1,260      6,450
                                             -------     -------    -------  -------     -------    -------
   Total mortgage loans....................    4,869       1,285      6,154    5,266       1,260      6,526
                                             -------     -------    -------  -------     -------    -------
Valuation allowances:
 Specific credit losses....................        7          --          7       11          --         11
 Non-specifically identified credit losses.       23           4         27       21           3         24
                                             -------     -------    -------  -------     -------    -------
   Total valuation allowances..............       30           4         34       32           3         35
                                             -------     -------    -------  -------     -------    -------
     Mortgage loans, net of valuation
       allowance...........................  $ 4,839     $ 1,281    $ 6,120  $ 5,234     $ 1,257    $ 6,491
                                             =======     =======    =======  =======     =======    =======

 Valuation Allowance Rollforward by Portfolio Segment

   The changes in the valuation allowance, by portfolio segment, were as follows:

                                        Commercial Agricultural  Total
                                        ---------- ------------ -------
                                                 (In millions)
        Balance at January 1, 2011.....  $    84      $    3    $    87
        Provision (release)............     (26)          --       (26)
        Charge-offs, net of recoveries.       --          --         --
                                         -------      ------    -------
        Balance at December 31, 2011...       58           3         61
        Provision (release)............     (26)          --       (26)
        Charge-offs, net of recoveries.       --          --         --
                                         -------      ------    -------
        Balance at December 31, 2012...       32           3         35
        Provision (release)............      (2)           1        (1)
        Charge-offs, net of recoveries.       --          --         --
                                         -------      ------    -------
        Balance at December 31, 2013...  $    30      $    4    $    34
                                         =======      ======    =======

  Valuation Allowance Methodology

    Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

  value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

  Commercial and Agricultural Mortgage Loan Portfolio Segments

    The Company typically uses several years of historical experience in establishing non-specific valuation allowances which captures multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

    All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

    For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated annually, on a rolling basis, with a portion of the loan portfolio updated each quarter.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


    For agricultural mortgage loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

 Credit Quality of Commercial Mortgage Loans

   The credit quality of commercial mortgage loans, were as follows at:

                                    Recorded Investment
                       ----------------------------------------------
                        Debt Service Coverage Ratios
                       ------------------------------          % of     Estimated   % of
                       > 1.20x  1.00x - 1.20x < 1.00x  Total   Total   Fair Value   Total
                       -------- ------------- ------- -------- ------ ------------- ------
                                    (In millions)                     (In millions)
December 31, 2013:
Loan-to-value ratios:
Less than 65%......... $  3,754    $  125     $  107  $  3,986  81.9%   $  4,224     82.8%
65% to 75%............      700        --         27       727   14.9        736      14.4
76% to 80%............       80        13         --        93    1.9         93       1.8
Greater than 80%......       37        26         --        63    1.3         53       1.0
                       --------    ------     ------  -------- ------   --------    ------
 Total................ $  4,571    $  164     $  134  $  4,869 100.0%   $  5,106    100.0%
                       ========    ======     ======  ======== ======   ========    ======
December 31, 2012:
Loan-to-value ratios:
Less than 65%......... $  3,888    $  106     $   89  $  4,083  77.5%   $  4,459     78.5%
65% to 75%............      626        32         27       685   13.0        711      12.5
76% to 80%............      343         8         57       408    7.8        428       7.6
Greater than 80%......       39        28         23        90    1.7         81       1.4
                       --------    ------     ------  -------- ------   --------    ------
 Total................ $  4,896    $  174     $  196  $  5,266 100.0%   $  5,679    100.0%
                       ========    ======     ======  ======== ======   ========    ======

 Credit Quality of Agricultural Mortgage Loans

   The credit quality of agricultural mortgage loans, were as follows at:

                                             December 31,
                             ---------------------------------------------
                                      2013                   2012
                             ---------------------- ----------------------
                               Recorded     % of      Recorded     % of
                              Investment    Total    Investment    Total
                             ------------- -------- ------------- --------
                             (In millions)          (In millions)
      Loan-to-value ratios:
      Less than 65%.........   $  1,215       94.6%   $  1,184       94.0%
      65% to 75%............         70         5.4         76         6.0
                               --------    --------   --------    --------
       Total................   $  1,285      100.0%   $  1,260      100.0%
                               ========    ========   ========    ========

   The estimated fair value of agricultural mortgage loans was $1.3 billion at both December 31, 2013 and 2012.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Past Due and Interest Accrual Status of Mortgage Loans

  The Company has a high quality, well performing, mortgage loan portfolio, with 99% of all mortgage loans classified as performing at both December 31, 2013 and 2012. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans -- 60 days and agricultural mortgage loans -- 90 days. The Company had no agricultural mortgage loans past due and one commercial mortgage loan in non-accrual status with a recorded investment of $22 million at December 31, 2013. The Company had no mortgage loans past due and no loans in nonaccrual status at December 31, 2012.

 Impaired Mortgage Loans

   Impaired mortgage loans, including those modified in a troubled debt restructuring, by portfolio segment, were as follows at and for the years ended:

                                                              Loans without
                      Loans with a Valuation Allowance     a Valuation Allowance           All Impaired Loans
                  ---------------------------------------- --------------------  --------------------------------------
                   Unpaid                                   Unpaid                Unpaid             Average
                  Principal  Recorded  Valuation  Carrying Principal   Recorded  Principal Carrying  Recorded  Interest
                   Balance  Investment Allowances  Value    Balance   Investment  Balance   Value   Investment  Income
                  --------- ---------- ---------- -------- ---------  ---------- --------- -------- ---------- --------
                                                             (In millions)
December 31, 2013:
Commercial.......  $   22    $     22   $      7  $    15   $    52    $    50    $   74    $   65   $    73    $   3
Agricultural (1).       4           4         --        4        --         --         4         4         2       --
                   ------    --------   --------  -------   -------    -------    ------    ------   -------    -----
  Total..........  $   26    $     26   $      7  $    19   $    52    $    50    $   78    $   69   $    75    $   3
                   ======    ========   ========  =======   =======    =======    ======    ======   =======    =====
December 31, 2012:
Commercial.......  $   76    $     76   $     11  $    65   $    --    $    --    $   76    $   65   $    67    $   2
Agricultural.....      --          --         --       --        --         --        --        --        --       --
                   ------    --------   --------  -------   -------    -------    ------    ------   -------    -----
  Total..........  $   76    $     76   $     11  $    65   $    --    $    --    $   76    $   65   $    67    $   2
                   ======    ========   ========  =======   =======    =======    ======    ======   =======    =====

--------

(1)Valuation allowance on agricultural mortgage loans was less than $1 million for the year ended December 31, 2013.

   Unpaid principal balance is generally prior to any charge-offs. Interest income recognized is primarily cash basis income. The average recorded investment for commercial and agricultural mortgage loans was $29 million and $4 million, respectively, for the year ended December 31, 2011; and interest income recognized for commercial and agricultural mortgage loans was $2 million and $0, respectively, for the year ended December 31, 2011.

 Mortgage Loans Modified in a Troubled Debt Restructuring

   For a small portion of the mortgage loan portfolio, classified as troubled debt restructurings, concessions are granted related to borrowers experiencing financial difficulties. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concession granted is considered in determining any impairment or changes in the specific valuation allowance recorded

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

 with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. Accordingly, the carrying value (after specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

  The Company had one agricultural mortgage loan modified in a troubled debt restructuring with a pre-modification and post-modification carrying value of $4 million during the year ended December 31, 2013. There were no agricultural mortgage loans modified in a troubled debt restructuring during the year ended December 31, 2012. There were no commercial mortgage loans modified in a troubled debt restructuring during the year ended December 31, 2013. The Company had one commercial mortgage loan modified during the year ended December 31, 2012 in a troubled debt restructuring which had a carrying value after specific valuation allowance of $53 million pre-modification and $48 million post-modification.

  There were no mortgage loans during the previous 12 months modified in a troubled debt restructuring with a subsequent payment default at December 31, 2013 and 2012. Payment default is determined in the same manner as delinquency status as described above.

Other Invested Assets

  Other invested assets is comprised primarily of freestanding derivatives with positive estimated fair values (see Note 8), loans to affiliates (see "-- Related Party Investment Transactions), tax credit and renewable energy partnerships and leveraged leases.

 Leveraged Leases

   Investment in leveraged leases consisted of the following at:

                                                                        December 31,
                                                                     -------------------
                                                                       2013      2012
                                                                     --------- ---------
                                                                        (In millions)
Rental receivables, net............................................. $      92 $      92
Estimated residual values...........................................        14        14
                                                                     --------- ---------
   Subtotal.........................................................       106       106
Unearned income.....................................................      (35)      (37)
                                                                     --------- ---------
       Investment in leveraged leases, net of non-recourse debt..... $      71 $      69
                                                                     ========= =========

   Rental receivables are generally due in periodic installments. The payment periods range from two to 19 years. For rental receivables, the primary credit quality indicator is whether the rental receivable is performing or nonperforming, which is assessed monthly. The Company generally defines nonperforming rental receivables as those that are 90 days or more past due. At December 31, 2013 and 2012, all rental receivables were performing.

   The deferred income tax liability related to leveraged leases was $63 million and $53 million at December 31, 2013 and 2012, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


   The components of income from investment in leveraged leases, excluding net investment gains (losses), were as follows:

                                                                  Years Ended December 31,
                                                                 --------------------------
                                                                   2013     2012     2011
                                                                 -------- -------- --------
                                                                       (In millions)
Income from investment in leveraged leases...................... $      2 $      5 $      8
Less: Income tax expense on leveraged leases....................        1        2        3
                                                                 -------- -------- --------
Investment income after income tax from investment in leveraged
  leases........................................................ $      1 $      3 $      5
                                                                 ======== ======== ========

Cash Equivalents

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $469 million and $654 million at December 31, 2013 and 2012, respectively.

Net Unrealized Investment Gains (Losses)

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                                          Years Ended December 31,
                                                                        ----------------------------
                                                                          2013     2012      2011
                                                                        -------- -------- ----------
                                                                               (In millions)
Fixed maturity securities.............................................. $  1,819 $  5,019 $    3,690
Fixed maturity securities with noncredit OTTI losses in AOCI...........     (41)     (64)      (125)
                                                                        -------- -------- ----------
 Total fixed maturity securities.......................................    1,778    4,955      3,565
Equity securities......................................................       15       12       (41)
Derivatives............................................................       39      243        239
Short-term investments.................................................        1      (2)        (2)
Other..................................................................     (71)     (17)        (5)
                                                                        -------- -------- ----------
 Subtotal..............................................................    1,762    5,191      3,756
                                                                        -------- -------- ----------
Amounts allocated from:
 Insurance liability loss recognition..................................       --    (739)      (325)
 DAC and VOBA related to noncredit OTTI losses recognized in
   AOCI................................................................      (1)        4          9
 DAC and VOBA..........................................................    (274)    (671)      (509)
                                                                        -------- -------- ----------
   Subtotal............................................................    (275)  (1,406)      (825)
Deferred income tax benefit (expense) related to noncredit OTTI losses
  recognized in AOCI...................................................       16       22         42
Deferred income tax benefit (expense)..................................    (591)  (1,358)    (1,063)
                                                                        -------- -------- ----------
Net unrealized investment gains (losses)............................... $    912 $  2,449 $    1,910
                                                                        ======== ======== ==========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


  The changes in fixed maturity securities with noncredit OTTI losses included in AOCI were as follows:

                                                               Years Ended December 31,
                                                             ----------------------------
                                                                 2013           2012
                                                             ------------- --------------
                                                                    (In millions)
Balance at January 1,....................................... $        (64) $        (125)
Noncredit OTTI losses and subsequent changes recognized (1).            11            (3)
Securities sold with previous noncredit OTTI loss...........            21             35
Subsequent changes in estimated fair value..................           (9)             29
                                                             ------------- --------------
Balance at December 31,..................................... $        (41) $         (64)
                                                             ============= ==============

--------

(1)Noncredit OTTI losses and subsequent changes recognized, net of DAC, were $7 million and $5 million for the years ended December 31, 2013 and 2012, respectively.

  The changes in net unrealized investment gains (losses) were as follows:

                                                                       Years Ended December 31,
                                                                    ------------------------------
                                                                       2013       2012      2011
                                                                    ---------- ---------- --------
                                                                            (In millions)
Balance at January 1,.............................................. $    2,449 $    1,910 $    342
Fixed maturity securities on which noncredit OTTI losses have been
  recognized.......................................................         23         61     (39)
Unrealized investment gains (losses) during the year...............    (3,452)      1,374    3,138
Unrealized investment gains (losses) relating to:
 Insurance liability gain (loss) recognition.......................        739      (414)    (292)
 DAC and VOBA related to noncredit OTTI losses recognized in
   AOCI............................................................        (5)        (5)        4
 DAC and VOBA......................................................        397      (162)    (390)
 Deferred income tax benefit (expense) related to noncredit OTTI
   losses recognized in AOCI.......................................        (6)       (20)       12
 Deferred income tax benefit (expense).............................        767      (295)    (865)
                                                                    ---------- ---------- --------
Balance at December 31,............................................ $      912 $    2,449 $  1,910
                                                                    ========== ========== ========
Change in net unrealized investment gains (losses)................. $  (1,537) $      539 $  1,568
                                                                    ========== ========== ========

Concentrations of Credit Risk

  There were no investments in any counterparty that were greater than 10% of the Company's stockholders' equity, other than the U.S. government and its agencies, at both December 31, 2013 and 2012.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Securities Lending

  Elements of the securities lending program are presented below at:

                                                             December 31,
                                                         ---------------------
                                                            2013       2012
                                                         ---------- ----------
                                                             (In millions)
 Securities on loan: (1)
  Amortized cost........................................ $    5,931 $    6,154
  Estimated fair value.................................. $    5,984 $    7,339
 Cash collateral on deposit from counterparties (2)..... $    6,140 $    7,502
 Security collateral on deposit from counterparties (3). $       -- $       51
 Reinvestment portfolio -- estimated fair value......... $    6,145 $    7,533

--------

(1)Included within fixed maturity securities, short-term investments, cash and cash equivalents and equity securities.

(2)Included within payables for collateral under securities loaned and other transactions.

(3)Security collateral on deposit from counterparties may not be sold or repledged, unless the counterparty is in default, and is not reflected in the consolidated financial statements.

Invested Assets on Deposit and Pledged as Collateral

  Invested assets on deposit and pledged as collateral are presented below at estimated fair value for cash and cash equivalents, short-term investments and fixed maturity securities and at carrying value for mortgage loans at:

                                                                 December 31,
                                                             ---------------------
                                                                2013       2012
                                                             ---------- ----------
                                                                 (In millions)
Invested assets on deposit (regulatory deposits) (1)........ $       56 $       58
Invested assets pledged as collateral (2)...................      1,901      1,569
                                                             ---------- ----------
 Total invested assets on deposit and pledged as collateral. $    1,957 $    1,627
                                                             ========== ==========

--------

(1)See Note 1 for information about invested assets that became restricted under the MetLife Insurance Company of Connecticut plan to withdraw its New York license on January 1, 2014.

(2)The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 4) and derivative transactions (see Note 8).

    See "-- Securities Lending" for securities on loan.

Purchased Credit Impaired Investments

  Investments acquired with evidence of credit quality deterioration since origination and for which it is probable at the acquisition date that the Company will be unable to collect all contractually required payments

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

are classified as purchased credit impaired ("PCI") investments. For each investment, the excess of the cash flows expected to be collected as of the acquisition date over its acquisition date fair value is referred to as the accretable yield and is recognized as net investment income on an effective yield basis. If subsequently, based on current information and events, it is probable that there is a significant increase in cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected to be collected, the accretable yield is adjusted prospectively. The excess of the contractually required payments (including interest) as of the acquisition date over the cash flows expected to be collected as of the acquisition date is referred to as the nonaccretable difference, and this amount is not expected to be realized as net investment income. Decreases in cash flows expected to be collected can result in OTTI.

  The Company's PCI fixed maturity securities were as follows at:

                                                         December 31,
                                                     ---------------------
                                                        2013       2012
                                                     ---------- ----------
                                                         (In millions)
     Outstanding principal and interest balance (1). $      648 $      560
     Carrying value (2)............................. $      498 $      459

--------

(1)Represents the contractually required payments, which is the sum of contractual principal, whether or not currently due, and accrued interest.

(2)Estimated fair value plus accrued interest.

  The following table presents information about PCI fixed maturity securities acquired during the periods indicated:

                                                            December 31,
                                                        ---------------------
                                                           2013       2012
                                                        ---------- ----------
                                                            (In millions)
  Contractually required payments (including interest). $      238 $      172
  Cash flows expected to be collected (1).............. $      183 $       88
  Fair value of investments acquired................... $      128 $       55

--------

(1)Represents undiscounted principal and interest cash flow expectations, at the date of acquisition.

  The following table presents activity for the accretable yield on PCI fixed maturity securities for:

                                                            December 31,
                                                        ---------------------
                                                           2013       2012
                                                        ---------- ----------
                                                            (In millions)
   Accretable yield, January 1,........................ $      309 $      320
   Investments purchased...............................         55         33
   Accretion recognized in earnings....................       (24)       (18)
   Disposals...........................................        (8)        (4)
   Reclassification (to) from nonaccretable difference.       (24)       (22)
                                                        ---------- ----------
   Accretable yield, December 31,...................... $      308 $      309
                                                        ========== ==========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Collectively Significant Equity Method Investments

  The Company holds investments in real estate joint ventures, real estate funds and other limited partnership interests consisting of leveraged buy-out funds, hedge funds, private equity funds, joint ventures and other funds. The portion of these investments accounted for under the equity method had a carrying value of $2.6 billion at December 31, 2013. The Company's maximum exposure to loss related to these equity method investments is limited to the carrying value of these investments plus unfunded commitments of $862 million at December 31, 2013. Except for certain real estate joint ventures, the Company's investments in real estate funds and other limited partnership interests are generally of a passive nature in that the Company does not participate in the management of the entities.

  As described in Note 1, the Company generally records its share of earnings in its equity method investments using a three-month lag methodology and within net investment income. Aggregate net investment income from these equity method investments exceeded 10% of the Company's consolidated pre-tax income (loss) from continuing operations. This aggregated summarized financial data does not represent the Company's proportionate share of the assets, liabilities, or earnings of such entities.

  The aggregated summarized financial data presented below reflects the latest available financial information and is as of, and for, the years ended
December 31, 2013, 2012 and 2011. Aggregate total assets of these entities totaled $217.3 billion and $178.3 billion at December 31, 2013 and 2012, respectively. Aggregate total liabilities of these entities totaled $16.3 billion and $12.4 billion at December 31, 2013 and 2012, respectively. Aggregate net income (loss) of these entities totaled $20.9 billion, $13.1 billion and $7.1 billion for the years ended December 31, 2013, 2012 and 2011, respectively. Aggregate net income (loss) from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income and realized and unrealized investment gains (losses).

Variable Interest Entities

  The Company has invested in certain structured transactions that are VIEs. In certain instances, the Company holds both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, is deemed to be the primary beneficiary or consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the consolidated financial statements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Consolidated VIEs

   The following table presents the total assets and total liabilities relating to VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2013 and 2012. Creditors or beneficial interest holders of VIEs where the Company is the primary beneficiary have no recourse to the general credit of the Company, as the Company's obligation to the VIEs is limited to the amount of its committed investment.

                                                        December 31,
                                                      -----------------
                                                        2013     2012
                                                      -------- --------
                                                        (In millions)
         CSEs: (1)
         Assets:
          Mortgage loans (commercial mortgage loans). $  1,598 $  2,666
          Accrued investment income..................        9       13
                                                      -------- --------
            Total assets............................. $  1,607 $  2,679
                                                      ======== ========
         Liabilities:
          Long-term debt............................. $  1,461 $  2,559
          Other liabilities..........................        7       13
                                                      -------- --------
            Total liabilities........................ $  1,468 $  2,572
                                                      ======== ========

--------

(1)The Company consolidates entities that are structured as CMBS. The assets of these entities can only be used to settle their respective liabilities, and under no circumstances is the Company liable for any principal or interest shortfalls should any arise. The Company's exposure was limited to that of its remaining investment in these entities of $120 million and $92 million at estimated fair value at December 31, 2013 and 2012, respectively. The long-term debt bears interest primarily at fixed rates ranging from 2.25% to 5.57%, payable primarily on a monthly basis. Interest expense related to these obligations, included in other expenses, was $122 million, $163 million and $322 million for the years ended December 31, 2013, 2012 and 2011, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Unconsolidated VIEs

   The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                                December 31,
                                                 -------------------------------------------
                                                         2013                  2012
                                                 --------------------- ---------------------
                                                             Maximum               Maximum
                                                 Carrying   Exposure   Carrying   Exposure
                                                  Amount   to Loss (1)  Amount   to Loss (1)
                                                 --------- ----------- --------- -----------
                                                                (In millions)
Fixed maturity securities AFS:
 Structured securities (RMBS, ABS and CMBS) (2). $   8,393  $   8,393  $  10,347  $  10,347
 U.S. and foreign corporate.....................       468        468        651        651
Other limited partnership interests.............     1,651      2,077      1,408      1,930
Real estate joint ventures......................        41         45         71         74
Other invested assets...........................         9         44         --         --
                                                 ---------  ---------  ---------  ---------
 Total.......................................... $  10,562  $  11,027  $  12,477  $  13,002
                                                 =========  =========  =========  =========

--------

(1)The maximum exposure to loss relating to fixed maturity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests and real estate joint ventures is equal to the carrying amounts plus any unfunded commitments of the Company. For its investments in other invested assets, the Company's return is in the form of income tax credits. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitment. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

   As described in Note 15, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2013, 2012 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Net Investment Income

  The components of net investment income were as follows:

                                                                         Years Ended December 31,
                                                                         ------------------------
                                                                          2013     2012    2011
                                                                          ------  ------  ------
                                                                            (In millions)
Investment income:
 Fixed maturity securities.............................................. $2,102   $2,143  $2,147
 Equity securities......................................................     12        9      10
 Mortgage loans.........................................................    344      357     347
 Policy loans...........................................................     55       59      63
 Real estate and real estate joint ventures.............................     56       83      24
 Other limited partnership interests....................................    266      167     176
 Cash, cash equivalents and short-term investments......................      4        5       5
 International joint ventures...........................................    (5)      (2)     (5)
 Other..................................................................     --      (2)       4
                                                                          ------  ------  ------
   Subtotal.............................................................  2,834    2,819   2,771
 Less: Investment expenses..............................................    114      101     100
                                                                          ------  ------  ------
   Subtotal, net........................................................  2,720    2,718   2,671
                                                                          ------  ------  ------
FVO securities--FVO contractholder-directed unit-linked investments (1).     --       62      71
 FVO CSEs--interest income--commercial mortgage loans...................    132      172     332
                                                                          ------  ------  ------
   Subtotal.............................................................    132      234     403
                                                                          ------  ------  ------
     Net investment income.............................................. $2,852   $2,952  $3,074
                                                                          ======  ======  ======

--------

(1)There were no changes in estimated fair value subsequent to purchase for securities still held as of the end of the respective years included in net investment income for both the years ended December 31, 2013 and 2012. Changes in estimated fair value subsequent to purchase for securities included in net investment income were ($11) million for the year ended December 31, 2011.

    See "-- Variable Interest Entities" for discussion of CSEs.

    See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


Net Investment Gains (Losses)

 Components of Net Investment Gains (Losses)

   The components of net investment gains (losses) were as follows:

                                                                              Years Ended December 31,
                                                                            --------------------------
                                                                             2013     2012      2011
                                                                             ------   -------  ------
                                                                                (In millions)
Total gains (losses) on fixed maturity securities:
 Total OTTI losses recognized -- by sector and industry:
   U.S. and foreign corporate securities -- by industry:
     Transportation........................................................ $  (3)   $  (16)   $   --
     Finance...............................................................    (3)       (7)      (9)
     Utility...............................................................     --       (3)       --
     Communications........................................................     --       (2)     (11)
     Industrial............................................................     --       (1)      (2)
                                                                             ------   -------  ------
       Total U.S. and foreign corporate securities.........................    (6)      (29)     (22)
   RMBS....................................................................   (14)      (20)     (17)
   ABS.....................................................................     --        --      (5)
   CMBS....................................................................     --        --      (3)
                                                                             ------   -------  ------
 OTTI losses on fixed maturity securities recognized in earnings...........   (20)      (49)     (47)
 Fixed maturity securities -- net gains (losses) on sales and disposals....     58       145       81
                                                                             ------   -------  ------
        Total gains (losses) on fixed maturity securities..................     38        96       34
                                                                             ------   -------  ------
Total gains (losses) on equity securities:
 Total OTTI losses recognized -- by sector:
   Non-redeemable preferred stock..........................................    (3)        --      (6)
   Common stock............................................................    (2)       (9)      (2)
                                                                             ------   -------  ------
 OTTI losses on equity securities recognized in earnings...................    (5)       (9)      (8)
 Equity securities -- net gains (losses) on sales and disposals............     10         5     (13)
                                                                             ------   -------  ------
        Total gains (losses) on equity securities..........................      5       (4)     (21)
                                                                             ------   -------  ------
 Mortgage loans............................................................      5        27       26
 Real estate and real estate joint ventures................................      2       (3)      (1)
 Other limited partnership interests.......................................    (6)       (2)      (5)
 Other investment portfolio gains (losses).................................      8         4      (9)
                                                                             ------   -------  ------
        Subtotal -- investment portfolio gains (losses)....................     52       118       24
                                                                             ------   -------  ------
FVO CSEs:
 Commercial mortgage loans.................................................   (56)         7     (84)
 Long-term debt -- related to commercial mortgage loans....................     88        27       93
Non-investment portfolio gains (losses)....................................    (2)        --        2
                                                                             ------   -------  ------
        Subtotal FVO CSEs and non-investment portfolio gains (losses)......     30        34       11
                                                                             ------   -------  ------
          Total net investment gains (losses).............................. $   82   $   152   $   35
                                                                             ======   =======  ======

   See "-- Variable Interest Entities" for discussion of CSEs.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


   See "-- Related Party Investment Transactions" for discussion of affiliated net investment gains (losses) related to transfers of invested assets to affiliates.

   Gains (losses) from foreign currency transactions included within net investment gains (losses) was less than $1 million, $2 million and ($7) million for the years ended December 31, 2013, 2012 and 2011, respectively.

 Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

  Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                                                     Years Ended December 31,
                             -------------------------------------------------------------------------
                               2013    2012     2011    2013    2012   2011    2013    2012     2011
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
                             Fixed Maturity Securities   Equity Securities             Total
                             ------------------------- --------------------- -------------------------
                                                           (In millions)
Proceeds.................... $ 11,051 $ 6,690 $ 11,634 $    75 $   39 $  190 $ 11,126 $ 6,729 $ 11,824
                             ======== ======= ======== ======= ====== ====== ======== ======= ========
Gross investment gains...... $    189 $   186 $    182 $    19 $    9 $    9 $    208 $   195 $    191
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
Gross investment losses.....    (131)    (41)    (101)     (9)    (4)   (22)    (140)    (45)    (123)
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
Total OTTI losses:
  Credit-related............     (17)    (42)     (38)      --     --     --     (17)    (42)     (38)
  Other (1).................      (3)     (7)      (9)     (5)    (9)    (8)      (8)    (16)     (17)
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
   Total OTTI losses........     (20)    (49)     (47)     (5)    (9)    (8)     (25)    (58)     (55)
                             -------- ------- -------- ------- ------ ------ -------- ------- --------
    Net investment gains
     (losses)............... $     38 $    96 $     34 $     5 $  (4) $ (21) $     43 $    92 $     13
                             ======== ======= ======== ======= ====== ====== ======== ======= ========

--------

(1)Other OTTI losses recognized in earnings include impairments on (i) equity securities, (ii) perpetual hybrid securities classified within fixed maturity securities where the primary reason for the impairment was the severity and/or the duration of an unrealized loss position and (iii) fixed maturity securities where there is an intent to sell or it is more likely than not that the Company will be required to sell the security before recovery of the decline in estimated fair value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)


 Credit Loss Rollforward

  The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held for which a portion of the OTTI loss was recognized in OCI:

                                                                  Years Ended December 31,
                                                                 ---------------------------
                                                                     2013          2012
                                                                 ------------- -------------
                                                                        (In millions)
Balance at January 1,........................................... $          59 $          55
Additions:
 Initial impairments -- credit loss OTTI recognized on
   securities not previously impaired...........................             1             6
 Additional impairments -- credit loss OTTI recognized on
   securities previously impaired...............................            12            15
Reductions:
 Sales (maturities, pay downs or prepayments) during the period
   of securities previously impaired as credit loss OTTI........          (15)          (17)
                                                                 ------------- -------------
Balance at December 31,......................................... $          57 $          59
                                                                 ============= =============

 Related Party Investment Transactions

  The Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Invested assets transferred to and from affiliates were as follows:

                                                                     Years Ended December 31,
                                                                     ------------------------
                                                                       2013    2012    2011
                                                                     -------- ------- -------
                                                                          (In millions)
Estimated fair value of invested assets transferred to affiliates... $    874 $    -- $    --
Amortized cost of invested assets transferred to affiliates......... $    827 $    -- $    --
Net investment gains (losses) recognized on transfers............... $     47 $    -- $    --
Estimated fair value of invested assets transferred from affiliates. $    834 $    -- $    33

  Included within the transfers to affiliates in 2013 and transfers from affiliates in 2013 was $739 million and $751 million, respectively, related to the establishment of a custodial account to secure certain policyholder liabilities. See Note 1.

  The Company has affiliated loans outstanding to wholly-owned real estate subsidiaries of an affiliate, MLIC, which are included in mortgage loans, with a carrying value of $364 million and $306 million at December 31, 2013 and 2012, respectively. Two loans issued in 2013 totaling $60 million bear interest at one-month LIBOR + 4.50% with quarterly interest only payments of less than $1 million through January 2017, when the principal balance is due. A loan with a carrying value of $110 million, at both December 31, 2013 and 2012, bears interest at one-month LIBOR + 1.95% with quarterly interest only payments of $1 million through January 2015, when the principal balance is due. A loan with a carrying value of $134 million and $136 million at December 31, 2013 and 2012, respectively, bears interest at 7.26% due in quarterly principal and interest payments of $3 million through January 2020, when the principal balance is due. A loan with a carrying value of $60 million, at both December 31, 2013 and 2012, bears interest at 7.01% with quarterly interest only payments of $1 million through January 2020, when the principal balance is due. These affiliated loans are secured by interests in the real estate

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

7. Investments (continued)

subsidiaries, which own operating real estate with a fair value in excess of the loans. Net investment income from these affiliated loans was $16 million, $17 million and $14 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company has affiliated loans outstanding, which are included in other invested assets, totaling $430 million at both December 31, 2013 and 2012. At December 31, 2011, the loans were outstanding with Exeter, an affiliate. During 2012, MetLife assumed this affiliated debt from Exeter. The loans of $305 million, issued by MetLife Insurance Company of Connecticut and $125 million, issued by MLI-USA, are due on July 15, 2021 and December 16, 2021, respectively, and bear interest, payable semi-annually, at 5.64% and 5.86%, respectively. Net investment income from these affiliated loans was $25 million, $25 million and $8 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  In July 2013, the Company committed to lend up to $1.8 billion to Exeter, an affiliate, pursuant to a note purchase agreement. Pursuant to the agreement, MetLife Insurance Company of Connecticut committed to purchase up to $1.3 billion of notes and MLI-USA committed to purchase up to $438 million of notes through December 31, 2014. The notes will be due not later than three years after issuance. The repayment of any notes issued pursuant to this agreement is guaranteed by MetLife. In October 2013, pursuant to this agreement, the Company issued loans to Exeter which are included in other invested assets, totaling $500 million at December 31, 2013. The loans of $375 million, issued by MetLife Insurance Company of Connecticut, and $125 million, issued by MLI-USA, are both due October 15, 2015, and bear interest, payable semi-annually, at 2.47%. Net investment income from this loan was $3 million at December 31, 2013. The remaining total commitment to lend is $1.2 billion with $925 million committed by MetLife Insurance Company of Connecticut and $313 million committed by MLI-USA at December 31, 2013.

  The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $68 million for both years ended December 31, 2013 and 2012 and $67 million for the year ended December 31, 2011. The Company also had additional affiliated net investment income of $1 million for the year ended December 31, 2013 and less than $1 million for both of the years ended December 31, 2012 and 2011.

8. Derivatives

Accounting for Derivatives

  See Note 1 for a description of the Company's accounting policies for derivatives and Note 9 for information about the fair value hierarchy for derivatives.

Derivative Strategies

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

  Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)

over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, forwards, futures and option contracts. To a lesser extent, the Company uses credit default swaps to synthetically replicate investment risks and returns which are not readily available in the cash market.

 Interest Rate Derivatives

  The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps, caps, floors, futures and forwards.

  Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value, cash flow and non-qualifying hedging relationships.

  The Company purchases interest rate caps and floors primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities, as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively. In certain instances, the Company locks in the economic impact of existing purchased caps and floors by entering into offsetting written caps and floors. The Company utilizes interest rate caps and floors in non-qualifying hedging relationships.

  In exchange-traded interest rate (Treasury and swap) futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The Company utilizes exchange-traded interest rate futures in non-qualifying hedging relationships.

  Inflation swaps are used as an economic hedge to reduce inflation risk generated from inflation-indexed liabilities. Inflation swaps are included in interest rate swaps. The Company utilizes inflation swaps in non-qualifying hedging relationships.

  The Company enters into interest rate forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. The Company utilizes interest rate forwards in cash flow hedging relationships.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


 Foreign Currency Exchange Rate Derivatives

   The Company uses foreign currency swaps to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in fair value, cash flow and non-qualifying hedging relationships.

   To a lesser extent, the Company uses foreign currency forwards in non-qualifying hedging relationships.

 Credit Derivatives

   The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations, repudiation, moratorium, or involuntary restructuring. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. ("ISDA") deems that a credit event has occurred. The Company utilizes credit default swaps in non-qualifying hedging relationships.

   The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. Treasury securities, agency securities or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

   To a lesser extent, the Company uses credit forwards to lock in the price to be paid for forward purchases of certain securities. The Company utilizes credit forwards in cash flow hedging relationships.

 Equity Derivatives

   The Company uses a variety of equity derivatives to reduce its exposure to equity market risk, including equity index options, variance swaps and exchange-traded equity futures.

   Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. In certain instances, the Company may enter into a combination of transactions to hedge adverse changes in equity indices within a pre-determined range through the purchase and sale of options. The Company utilizes equity index options in non-qualifying hedging relationships.

   Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


   In exchange-traded equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company. The Company utilizes exchange-traded equity futures in non-qualifying hedging relationships.

   To a lesser extent, the Company also uses total rate of return swaps ("TRRs") to hedge its equity market guarantees in certain of its insurance products. The Company utilizes TRRs in non-qualifying hedging relationships.

Primary Risks Managed by Derivatives

  The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:

                                                                                     December 31,
                                                             -------------------------------------------------------------
                                                                          2013                           2012
                                                             ------------------------------ ------------------------------
                                                                       Estimated Fair Value           Estimated Fair Value
                                                                       --------------------           --------------------
                                                             Notional                       Notional
                           Primary Underlying Risk Exposure   Amount    Assets  Liabilities  Amount    Assets  Liabilities
                           --------------------------------  --------- -------- ----------- --------- -------- -----------
                                                                                     (In millions)
Derivatives Designated as Hedging Instruments
Fair value hedges:
  Interest rate swaps..... Interest rate.................... $     436 $      5    $     10 $     538 $     28   $       9
  Foreign currency swaps.. Foreign currency exchange rate...       122       --          13       122       --          14
                                                             --------- --------    -------- --------- --------   ---------
   Subtotal..............................................          558        5          23       660       28          23
                                                             --------- --------    -------- --------- --------   ---------
Cash flow hedges:
  Interest rate swaps..... Interest rate....................       537        6          32       658       99          --
  Interest rate forwards.. Interest rate....................       245        3           4       410       81          --
  Foreign currency swaps.. Foreign currency exchange rate...       544       25          35       524       16          14
                                                             --------- --------    -------- --------- --------   ---------
   Subtotal..............................................        1,326       34          71     1,592      196          14
                                                             --------- --------    -------- --------- --------   ---------
    Total qualifying hedges.............................         1,884       39          94     2,252      224          37
                                                             --------- --------    -------- --------- --------   ---------
Derivatives Not Designated or Not Qualifying as Hedging Instruments
Interest rate swaps....... Interest rate....................    22,262      881         441    16,869    1,254         513
Interest rate floors...... Interest rate....................    17,604      103          99    15,136      318         274
Interest rate caps........ Interest rate....................     9,651       36          --     9,031       11          --
Interest rate futures..... Interest rate....................     1,443       --           3     2,771       --           7
Foreign currency swaps.... Foreign currency exchange rate...       882       52          41       811       60          35
Foreign currency forwards. Foreign currency exchange rate...        56       --           1       139       --           4
Credit default
 swaps -- purchased....... Credit...........................       157       --           1       162       --           2
Credit default
 swaps -- written......... Credit...........................     2,243       38          --     2,456       23           1
Equity futures............ Equity market....................       778       --           3     1,075       --          27
Equity options............ Equity market....................     3,597      305          42     2,845      469           1
Variance swaps............ Equity market....................     2,270        6          94     2,346       11          62
TRRs...................... Equity market....................       462       --          22       300       --           7
                                                             --------- --------    -------- --------- --------   ---------
   Total non-designated or non-qualifying derivatives....       61,405    1,421         747    53,941    2,146         933
                                                             --------- --------    -------- --------- --------   ---------
    Total...............................................     $  63,289 $  1,460    $    841 $  56,193 $  2,370   $     970
                                                             ========= ========    ======== ========= ========   =========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  Based on notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2013 and 2012. The Company's use of derivatives includes
(i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules; (ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; (iii) derivatives that economically hedge embedded derivatives that do not qualify for hedge accounting because the changes in estimated fair value of the embedded derivatives are already recorded in net income; and (iv) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these non-qualified derivatives, changes in market factors can lead to the recognition of fair value changes in the consolidated statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

  Net Derivative Gains (Losses)

  The components of net derivative gains (losses) were as follows:

                                                 Years Ended December 31,
                                             ---------------------------------
                                                 2013         2012      2011
                                             ------------- ---------- --------
                                                       (In millions)
 Derivatives and hedging gains (losses) (1). $       (958) $    (289) $    846
 Embedded derivatives.......................          (94)      1,292      250
                                             ------------- ---------- --------
  Total net derivative gains (losses)....... $     (1,052) $    1,003 $  1,096
                                             ============= ========== ========

--------

(1)Includes foreign currency transaction gains (losses) on hedged items in cash flow and non-qualifying hedging relationships, which are not presented elsewhere in this note.

  The following table presents earned income on derivatives:

                                                      Years Ended December 31,
                                                     ---------------------------
                                                       2013      2012     2011
                                                     --------- -------- --------
                                                            (In millions)
Qualifying hedges:
 Net investment income.............................. $       2 $      2 $      2
 Interest credited to policyholder account balances.         2       18       41
Non-qualifying hedges:
 Net derivative gains (losses)......................        79      127       83
 Policyholder benefits and claims...................      (17)      (6)       --
                                                     --------- -------- --------
   Total............................................ $      66 $    141 $    126
                                                     ========= ======== ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


Non-Qualifying Derivatives and Derivatives for Purposes Other Than Hedging

    The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                               Net     Policyholder
                                             Net Derivative Investment Benefits and
                                             Gains (Losses) Income (1)  Claims (2)
                                             -------------- ---------- ------------
                                                         (In millions)
Year Ended December 31, 2013:
 Interest rate derivatives..................   $      (558)  $      --   $     (26)
 Foreign currency exchange rate derivatives.           (24)         --           --
 Credit derivatives -- purchased............             --         --           --
 Credit derivatives -- written..............             27         --           --
 Equity derivatives.........................          (486)        (7)         (90)
                                               ------------  ---------   ----------
   Total....................................   $    (1,041)  $     (7)   $    (116)
                                               ============  =========   ==========
Year Ended December 31, 2012:
 Interest rate derivatives..................   $        (5)  $      --   $       --
 Foreign currency exchange rate derivatives.            (4)         --           --
 Credit derivatives -- purchased............           (11)         --           --
 Credit derivatives -- written..............             41         --           --
 Equity derivatives.........................          (413)        (4)         (51)
                                               ------------  ---------   ----------
   Total....................................   $      (392)  $     (4)   $     (51)
                                               ============  =========   ==========
Year Ended December 31, 2011:
 Interest rate derivatives..................   $        701  $      --   $       --
 Foreign currency exchange rate derivatives.             27         --           --
 Credit derivatives -- purchased............             13         --           --
 Credit derivatives -- written..............           (13)         --           --
 Equity derivatives.........................             45        (7)          (4)
                                               ------------  ---------   ----------
   Total....................................   $        773  $     (7)   $      (4)
                                               ============  =========   ==========

--------

(1)Changes in estimated fair value related to economic hedges of equity method investments in joint ventures.

(2)Changes in estimated fair value related to economic hedges of variable annuity guarantees included in future policy benefits.

Fair Value Hedges

  The Company designates and accounts for the following as fair value hedges when they have met the requirements of fair value hedging: (i) interest rate swaps to convert fixed rate assets and liabilities to floating rate assets and liabilities; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated liabilities.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges within net derivative gains (losses). The following table presents the amount of such net derivative gains (losses):

                                                         Net Derivative  Net Derivative Ineffectiveness
                                                         Gains (Losses)  Gains (Losses)  Recognized in
Derivatives in Fair Value   Hedged Items in Fair Value     Recognized    Recognized for Net Derivative
Hedging Relationships         Hedging Relationships      for Derivatives  Hedged Items  Gains (Losses)
-------------------------  ----------------------------- --------------- -------------- ---------------
                                                                         (In millions)
Year Ended December 31, 2013:
Interest rate swaps:       Fixed maturity securities....  $            7 $          (9)  $          (2)
                           Policyholder liabilities (1).            (30)             28             (2)
Foreign currency swaps:    Foreign-denominated PABs (2).               2            (2)              --
                                                          -------------- --------------  --------------
  Total...............................................    $         (21) $           17  $          (4)
                                                          ============== ==============  ==============
Year Ended December 31, 2012:
Interest rate swaps:       Fixed maturity securities....  $          (3) $            1  $          (2)
                           Policyholder liabilities (1).            (10)              8             (2)
Foreign currency swaps:    Foreign-denominated PABs (2).            (29)             20             (9)
                                                          -------------- --------------  --------------
  Total...............................................    $         (42) $           29  $         (13)
                                                          ============== ==============  ==============
Year Ended December 31, 2011:
Interest rate swaps:       Fixed maturity securities....  $          (7) $            5  $          (2)
                           Policyholder liabilities (1).              36           (38)             (2)
Foreign currency swaps:    Foreign-denominated PABs (2).            (52)             30            (22)
                                                          -------------- --------------  --------------
  Total...............................................    $         (23) $          (3)  $         (26)
                                                          ============== ==============  ==============

--------

(1)Fixed rate liabilities reported in PABs or future policy benefits.

(2)Fixed rate or floating rate liabilities.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

  The Company designates and accounts for the following as cash flow hedges when they have met the requirements of cash flow hedging: (i) interest rate swaps to convert floating rate assets and liabilities to fixed rate assets and liabilities; (ii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets and liabilities;
(iii) interest rate forwards and credit forwards to lock in the price to be paid for forward purchases of investments; and (iv) interest rate swaps and interest rate forwards to hedge the forecasted purchases of fixed-rate investments.

  In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. Because certain of the forecasted transactions also were not probable of occurring within two months of the anticipated date, the Company reclassified certain amounts from AOCI into net derivative gains (losses). These amounts were $0 for both years ended December 31, 2013 and 2012 and $1 million for the year ended December 31, 2011.

  At December 31, 2013 and 2012, the maximum length of time over which the Company was hedging its exposure to variability in future cash flows for forecasted transactions did not exceed six years and seven years, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  At December 31, 2013 and 2012, the balance in AOCI associated with cash flow hedges was $39 million and $243 million, respectively.

  The following table presents the effects of derivatives in cash flow hedging relationships on the consolidated statements of operations and the consolidated statements of stockholders' equity:

                                                    Amount and Location        Amount and Location
                            Amount of Gains          of Gains (Losses)          of Gains (Losses)
Derivatives in Cash Flow  (Losses) Deferred in       Reclassified from        Recognized in Income
Hedging Relationships     AOCI on Derivatives     AOCI into Income (Loss)     (Loss) on Derivatives
------------------------  -------------------- ----------------------------- -----------------------
                          (Effective Portion)       (Effective Portion)       (Ineffective Portion)
-                         -------------------- ----------------------------- -----------------------
                                               Net Derivative Net Investment     Net Derivative
                                               Gains (Losses)     Income         Gains (Losses)
                                               -------------- -------------- -----------------------
                                                       (In millions)
Year Ended December 31, 2013:
Interest rate swaps......  $            (120)   $         --  $          --  $                    --
Interest rate forwards...                (57)              9              1                       --
Foreign currency swaps...                (15)             --             --                        1
Credit forwards..........                 (1)             --              1                       --
                          -------------------- -------------- -------------- -----------------------
  Total..................  $            (193)   $          9  $           2  $                     1
                          ==================== ============== ============== =======================
Year Ended December 31, 2012:
Interest rate swaps......  $               21   $         --  $          --  $                     1
Interest rate forwards...                   1              1              1                       --
Foreign currency swaps...                (15)              1             --                      (1)
Credit forwards..........                  --             --             --                       --
                          -------------------- -------------- -------------- -----------------------
  Total..................  $                7   $          2  $           1  $                    --
                          ==================== ============== ============== =======================
Year Ended December 31, 2011:
Interest rate swaps......  $              132   $          1  $          --  $                    --
Interest rate forwards...                 208              9             --                        1
Foreign currency swaps...                  17            (2)             --                       --
Credit forwards..........                  --              1             --                       --
                          -------------------- -------------- -------------- -----------------------
  Total..................  $              357   $          9  $          --  $                     1
                          ==================== ============== ============== =======================

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

  At December 31, 2013, $1 million of deferred net gains (losses) on derivatives in AOCI was expected to be reclassified to earnings within the next 12 months.

Credit Derivatives

  In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the non-qualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $2.2 billion and $2.5 billion at December 31, 2013 and 2012, respectively. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2013 and 2012, the Company would have received $38 million and $22 million, respectively, to terminate all of these contracts.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                December 31,
                              ---------------------------------------------------------------------------------
                                                2013                                     2012
                              ---------------------------------------- ----------------------------------------
                              Estimated      Maximum                   Estimated      Maximum
                              Fair Value Amount of Future   Weighted   Fair Value Amount of Future   Weighted
Rating Agency Designation of  of Credit   Payments under    Average    of Credit   Payments under    Average
Referenced                     Default    Credit Default    Years to    Default    Credit Default    Years to
Credit Obligations (1)          Swaps       Swaps (2)     Maturity (3)   Swaps       Swaps (2)     Maturity (3)
----------------------------  ---------- ---------------- ------------ ---------- ---------------- ------------
                                     (In millions)                            (In millions)
Aaa/Aa/A
Single name credit default
  swaps (corporate)..........  $       3    $         115          2.7  $       3   $          167          3.2
Credit default swaps
  referencing indices........          6              650          1.1         10              650          2.1
                              ---------- ----------------              ---------- ----------------
 Subtotal....................          9              765          1.3         13              817          2.3
                              ---------- ----------------              ---------- ----------------
Baa
Single name credit default
  swaps (corporate)..........          8              446          3.0          4              479          3.8
Credit default swaps
  referencing indices........         18              996          4.9          5            1,124          4.8
                              ---------- ----------------              ---------- ----------------
 Subtotal....................         26            1,442          4.3          9            1,603          4.5
                              ---------- ----------------              ---------- ----------------
B
Single name credit default
  swaps (corporate)..........         --               --           --         --               --           --
Credit default swaps
  referencing indices........          3               36          5.0         --               36          5.0
                              ---------- ----------------              ---------- ----------------
 Subtotal....................          3               36          5.0         --               36          5.0
                              ---------- ----------------              ---------- ----------------
   Total.....................  $      38    $       2,243          3.3  $      22   $        2,456          3.8
                              ========== ================              ========== ================

--------

(1)The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), S&P and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

(2)Assumes the value of the referenced credit obligations is zero.

(3)The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

Credit Risk on Freestanding Derivatives

  The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are generally governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

  The Company's OTC-cleared derivatives are effected through central clearing counterparties and its exchange-traded derivatives are effected through regulated exchanges. Such positions are marked to market and margined on a daily basis, and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives. See Note 9 for a description of the impact of credit risk on the valuation of derivatives.

  The estimated fair value of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral was as follows at:

                                                                   December 31, 2013    December 31, 2012
Derivatives Subject to a Master Netting Arrangement or a Similar  -------------------- --------------------
Arrangement                                                        Assets  Liabilities  Assets  Liabilities
----------------------------------------------------------------  -------- ----------- -------- -----------
                                                                                (In millions)
 Gross estimated fair value of derivatives:
  OTC-bilateral (1).............................................. $  1,450    $    851 $  2,436    $    982
  OTC-cleared (1)................................................       50           9       --          --
  Exchange-traded................................................       --           6       --          34
                                                                  --------    -------- --------    --------
    Total gross estimated fair value of derivatives (1)..........    1,500         866    2,436       1,016
 Amounts offset in the consolidated balance sheets...............       --          --       --          --
                                                                  --------    -------- --------    --------
 Estimated fair value of derivatives presented in the
   consolidated balance sheets (1)...............................    1,500         866    2,436       1,016
 Gross amounts not offset in the consolidated balance sheets:
 Gross estimated fair value of derivatives: (2)
  OTC-bilateral..................................................    (670)       (670)    (838)       (838)
  OTC-cleared....................................................      (8)         (8)       --          --
  Exchange-traded................................................       --          --       --          --
 Cash collateral: (3)
  OTC-bilateral..................................................    (216)          --    (897)          --
  OTC-cleared....................................................     (40)         (1)       --          --
  Exchange-traded................................................       --         (5)       --        (34)
 Securities collateral: (4)
  OTC-bilateral..................................................    (554)       (160)    (689)       (121)
  OTC-cleared....................................................       --          --       --          --
  Exchange-traded................................................       --         (1)       --          --
                                                                  --------    -------- --------    --------
 Net amount after application of master netting agreements and
   collateral.................................................... $     12    $     21 $     12    $     23
                                                                  ========    ======== ========    ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)

--------

(1)At December 31, 2013 and 2012, derivative assets include income or expense accruals reported in accrued investment income or in other liabilities of $40 million and $66 million, respectively, and derivative liabilities include income or expense accruals reported in accrued investment income or in other liabilities of $25 million and $46 million, respectively.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3)Cash collateral received is included in cash and cash equivalents, short-term investments, or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange-traded and OTC-cleared derivatives and is included in premiums, reinsurance and other receivables in the consolidated balance sheets. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2013 and 2012, the Company received excess cash collateral of $21 million and $0, respectively, and provided excess cash collateral of $19 million and $53 million, respectively, which is not included in the table above due to the foregoing limitation.

(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the consolidated balance sheets. Subject to certain constraints, the Company is permitted by contract to sell or repledge this collateral, but at December 31, 2013 none of the collateral had been sold or repledged. Securities collateral pledged by the Company is reported in fixed maturity securities in the consolidated balance sheets. Subject to certain constraints, the counterparties are permitted by contract to sell or repledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At December 31, 2013 and 2012, the Company received excess securities collateral with an estimated fair value of $34 million and $0, respectively, for its OTC-bilateral derivatives, which are not included in the table above due to the foregoing limitation. At December 31, 2013 and 2012, the Company provided excess securities collateral with an estimated fair value of $1 million and $0, respectively, for its OTC-bilateral derivatives, $29 million and $0, respectively, for its OTC-cleared derivatives and $46 million and $0, respectively, for its exchange-traded derivatives, which are not included in the table above due to the foregoing limitation.

  The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include financial strength-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the financial strength ratings of the Company and/or the credit ratings of the counterparty. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both the Company and the counterparty to maintain a specific investment grade financial strength or credit rating from each of Moody's and S&P. If a party's financial strength or credit ratings were to fall below that specific investment grade financial strength or credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's financial strength rating at the reporting date or if the Company's financial strength rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position at the reporting date. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                               Estimated
                                             Fair Value of
                                          Collateral Provided: Fair Value of Incremental Collateral Provided Upon:
                                          -------------------- ---------------------------------------------------
                                                                                          Downgrade in the
                                                                                    Company's Financial Strength
                                                                   One Notch           Rating to a Level that
                         Estimated                                Downgrade in        Triggers Full Overnight
                       Fair Value of                             the Company's          Collateralization or
                     Derivatives in Net      Fixed Maturity    Financial Strength        Termination of the
                   Liability Position (1)      Securities            Rating             Derivative Position
                   ---------------------- -------------------- ------------------   ----------------------------
                                                          (In millions)
December 31, 2013          $          181       $          161      $          --             $                2
December 31, 2012          $          143       $          121      $           2             $               28

--------

(1)After taking into consideration the existence of netting agreements.

Embedded Derivatives

  The Company issues certain products or purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; affiliated ceded reinsurance of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs; affiliated assumed reinsurance of guaranteed minimum benefits related to GMWBs and certain GMIBs; funds withheld on ceded reinsurance; and certain debt and equity securities.

  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                     December 31,
                                                                  -------------------
                                        Balance Sheet Location       2013      2012
                                       -------------------------- ---------- --------
                                                                     (In millions)
Net embedded derivatives within asset
  host contracts:
  Ceded guaranteed minimum benefits... Premiums, reinsurance and
                                       other receivables......... $      912 $  3,551
  Options embedded in debt or equity
   securities......................... Investments...............       (30)     (14)
                                                                  ---------- --------
   Net embedded derivatives within asset host contracts.......    $      882 $  3,537
                                                                  ========== ========
Net embedded derivatives within
  liability host contracts:
  Direct guaranteed minimum benefits.. PABs...................... $  (1,232) $    705
  Assumed guaranteed minimum benefits. PABs......................       (13)        4
  Funds withheld on ceded reinsurance. Other liabilities.........         34      552
                                                                  ---------- --------
   Net embedded derivatives within liability host contracts...    $  (1,211) $  1,261
                                                                  ========== ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

8. Derivatives (continued)


  The following table presents changes in estimated fair value related to embedded derivatives:

                                               Years Ended December 31,
                                         -------------------------------------
                                             2013         2012        2011
                                         ------------- ----------- -----------
                                                     (In millions)
  Net derivative gains (losses) (1) (2). $        (94) $     1,292 $       250

--------

(1)The valuation of direct and assumed guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses), in connection with this adjustment, were ($156) million, ($235) million and $354 million for the years ended December 31, 2013, 2012 and 2011, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment, were $76 million, $124 million and ($476) million for the years ended
   December 31, 2013, 2012 and 2011, respectively.

(2)See Note 6 for discussion of affiliated net derivative gains (losses) included in the table above.

9. Fair Value

  When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

                 Level 1  Unadjusted quoted prices in active
                          markets for identical assets or
                          liabilities. The Company defines
                          active markets based on average
                          trading volume for equity securities.
                          The size of the bid/ask spread is
                          used as an indicator of market
                          activity for fixed maturity
                          securities.

                 Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

                 Level 3  Unobservable inputs that are
                          supported by little or no market
                          activity and are significant to the
                          determination of estimated fair value
                          of the assets or liabilities.
                          Unobservable inputs reflect the
                          reporting entity's own assumptions
                          about the assumptions that market
                          participants would use in pricing the
                          asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


Recurring Fair Value Measurements

  The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy, including those items for which the Company has elected the FVO, are presented below.

                                                                            December 31, 2013
                                                              ----------------------------------------------
                                                                   Fair Value Hierarchy
                                                              ------------------------------
                                                                                             Total Estimated
                                                              Level 1   Level 2    Level 3     Fair Value
                                                              -------- ---------- ---------- ---------------
                                                                              (In millions)
Assets
Fixed maturity securities:
  U.S. corporate............................................. $     -- $   15,454 $    1,248    $     16,702
  Foreign corporate..........................................       --      7,783        734           8,517
  U.S. Treasury and agency...................................    4,365      3,929         --           8,294
  RMBS.......................................................       --      4,266        422           4,688
  State and political subdivision............................       --      2,224         --           2,224
  ABS........................................................       --      1,682        419           2,101
  CMBS.......................................................       --      1,532         72           1,604
  Foreign government.........................................       --      1,122         --           1,122
                                                              -------- ---------- ----------    ------------
   Total fixed maturity securities...........................    4,365     37,992      2,895          45,252
                                                              -------- ---------- ----------    ------------
Equity securities:
  Non-redeemable preferred stock.............................       --        136         81             217
  Common stock...............................................       86         84         31             201
                                                              -------- ---------- ----------    ------------
   Total equity securities...................................       86        220        112             418
                                                              -------- ---------- ----------    ------------
Short-term investments (1)...................................      391      1,671         --           2,062
Mortgage loans held by CSEs -- FVO...........................       --      1,598         --           1,598
Other invested assets:
  FVO securities.............................................       --          9         --               9
  Derivative assets: (2)
   Interest rate.............................................       --      1,011         23           1,034
   Foreign currency exchange rate............................       --         77         --              77
   Credit....................................................       --         32          6              38
   Equity market.............................................       --        305          6             311
                                                              -------- ---------- ----------    ------------
     Total derivative assets.................................       --      1,425         35           1,460
                                                              -------- ---------- ----------    ------------
      Total other invested assets............................       --      1,434         35           1,469
Net embedded derivatives within asset host contracts (3).....       --         --        912             912
Separate account assets (4)..................................      259     97,368        153          97,780
                                                              -------- ---------- ----------    ------------
      Total assets........................................... $  5,101 $  140,283 $    4,107    $    149,491
                                                              ======== ========== ==========    ============
Liabilities
Derivative liabilities: (2)
  Interest rate.............................................. $      3 $      574 $       12    $        589
  Foreign currency exchange rate.............................       --         90         --              90
  Credit.....................................................       --          1         --               1
  Equity market..............................................        3         64         94             161
                                                              -------- ---------- ----------    ------------
   Total derivative liabilities..............................        6        729        106             841
                                                              -------- ---------- ----------    ------------
Net embedded derivatives within liability host contracts (3).       --         --    (1,211)         (1,211)
Long-term debt of CSEs.......................................       --      1,461         --           1,461
                                                              -------- ---------- ----------    ------------
      Total liabilities...................................... $      6 $    2,190 $  (1,105)    $      1,091
                                                              ======== ========== ==========    ============

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                                                           December 31, 2012
                                                              --------------------------------------------
                                                                  Fair Value Hierarchy
                                                              ----------------------------
                                                                                           Total Estimated
                                                              Level 1   Level 2   Level 3    Fair Value
                                                              -------- ---------- -------- ---------------
                                                                             (In millions)
Assets
Fixed maturity securities:
  U.S. corporate............................................. $     -- $   17,461 $  1,434     $    18,895
  Foreign corporate..........................................       --      8,577      868           9,445
  U.S. Treasury and agency...................................    5,082      3,782       --           8,864
  RMBS.......................................................       --      5,460      278           5,738
  State and political subdivision............................       --      2,304       25           2,329
  ABS........................................................       --      1,910      343           2,253
  CMBS.......................................................       --      2,231      125           2,356
  Foreign government.........................................       --      1,085        3           1,088
                                                              -------- ---------- --------     -----------
    Total fixed maturity securities..........................    5,082     42,810    3,076          50,968
                                                              -------- ---------- --------     -----------
Equity securities:
  Non-redeemable preferred stock.............................       --         47       93             140
  Common stock...............................................       70         81       26             177
                                                              -------- ---------- --------     -----------
    Total equity securities..................................       70        128      119             317
                                                              -------- ---------- --------     -----------
Short-term investments (1)...................................    1,233      1,285       13           2,531
Mortgage loans held by CSEs -- FVO...........................       --      2,666       --           2,666
Other invested assets:
  FVO securities.............................................       --          9       --               9
  Derivative assets: (2)
    Interest rate............................................       --      1,643      148           1,791
    Foreign currency exchange rate...........................       --         76       --              76
    Credit...................................................       --         13       10              23
    Equity market............................................       --        469       11             480
                                                              -------- ---------- --------     -----------
     Total derivative assets.................................       --      2,201      169           2,370
                                                              -------- ---------- --------     -----------
       Total other invested assets...........................       --      2,210      169           2,379
Net embedded derivatives within asset host contracts (3).....       --         --    3,551           3,551
Separate account assets (4)..................................      201     85,772      141          86,114
                                                              -------- ---------- --------     -----------
       Total assets.......................................... $  6,586 $  134,871 $  7,069     $   148,526
                                                              ======== ========== ========     ===========
Liabilities
Derivative liabilities: (2)
  Interest rate.............................................. $      7 $      767 $     29     $       803
  Foreign currency exchange rate.............................       --         67       --              67
  Credit.....................................................       --          3       --               3
  Equity market..............................................       27          8       62              97
                                                              -------- ---------- --------     -----------
    Total derivative liabilities.............................       34        845       91             970
                                                              -------- ---------- --------     -----------
Net embedded derivatives within liability host contracts (3).       --         --    1,261           1,261
Long-term debt of CSEs.......................................       --      2,559       --           2,559
                                                              -------- ---------- --------     -----------
       Total liabilities..................................... $     34 $    3,404 $  1,352     $     4,790
                                                              ======== ========== ========     ===========

--------

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


(1)Short-term investments as presented in the tables above differ from the amounts presented in the consolidated balance sheets because certain short-term investments are not measured at estimated fair value on a recurring basis.

(2)Derivative assets are presented within other invested assets in the consolidated balance sheets and derivative liabilities are presented within other liabilities in the consolidated balance sheets. The amounts are presented gross in the tables above to reflect the presentation in the consolidated balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

(3)Net embedded derivatives within asset host contracts are presented primarily within premiums, reinsurance and other receivables in the consolidated balance sheets. Net embedded derivatives within liability host contracts are presented primarily within PABs and other liabilities in the consolidated balance sheets. At December 31, 2013 and 2012, equity securities also included embedded derivatives of ($30) million and ($14) million, respectively.

(4)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

  The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

 Investments

  Valuation Controls and Procedures

    On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to MetLife Insurance Company of Connecticut's Audit Committee regarding compliance with fair value accounting standards.

    The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

  fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than 1% of the total estimated fair value of fixed maturity securities and 11% of the total estimated fair value of Level 3 fixed maturity securities.

    The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

  Securities, Short-term Investments and Long-term Debt of CSEs

    When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

    When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

    The estimated fair value of long-term debt of CSEs is determined on a basis consistent with the methodologies described herein for securities.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  Level 2 Valuation Techniques and Key Inputs:

    This level includes securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 fixed maturity securities and equity securities.

   U.S. corporate and foreign corporate securities

     These securities are principally valued using the market and income approaches. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Privately-placed securities are valued using matrix pricing methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer, and in certain cases, delta spread adjustments to reflect specific credit-related issues.

   U.S. Treasury and agency securities

     These securities are principally valued using the market approach. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques using standard market observable inputs such as a benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

   Structured securities comprised of RMBS, ABS and CMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using standard market inputs, including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information, including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

   State and political subdivision and foreign government securities

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques using standard market observable inputs including a benchmark U.S. Treasury yield or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

   Common and non-redeemable preferred stock

     These securities are principally valued using the market approach. Valuations are based principally on observable inputs, including quoted prices in markets that are not considered active.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  Level 3 Valuation Techniques and Key Inputs:

    In general, securities classified within Level 3 use many of the same valuation techniques and inputs as described previously for Level 2. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates, generally causing these investments to be classified in Level 3.

    Short-term investments within this level are of a similar nature and class to the Level 3 securities described below; accordingly, the valuation techniques and significant market standard observable inputs used in their valuation are also similar to those described below.

   U.S. corporate and foreign corporate securities

     These securities, including financial services industry hybrid securities classified within fixed maturity securities, are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including illiquidity premium, delta spread adjustments to reflect specific credit-related issues, credit spreads; and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on independent non-binding broker quotations.

   Structured securities comprised of RMBS, ABS and CMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, including credit spreads. Below investment grade securities and sub-prime RMBS included in this level are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain of these valuations are based on independent non-binding broker quotations.

   State and political subdivision and foreign government securities

     These securities are principally valued using the market approach. Valuations are based primarily on independent non-binding broker quotations and inputs, including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on matrix pricing that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, including credit spreads.

   Common and non-redeemable preferred stock

     These securities, including privately-held securities and financial services industry hybrid securities classified within equity securities, are principally valued using the market and income approaches.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

   Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using inputs such as comparable credit rating and issuance structure. Certain of these securities are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2 and independent non-binding broker quotations.

  Mortgage Loans Held by CSEs -- FVO

    The Company consolidates certain securitization entities that hold commercial mortgage loans.

  Level 2 Valuation Techniques and Key Inputs:

    These investments are principally valued using the market approach. The principal market for these investments is the securitization market. The Company uses the quoted securitization market price of the obligations of the CSEs to determine the estimated fair value of these commercial loan portfolios. These market prices are determined principally by independent pricing services using observable inputs.

  Separate Account Assets

    Separate account assets are carried at estimated fair value and reported as a summarized total on the consolidated balance sheets. The estimated fair value of separate account assets is based on the estimated fair value of the underlying assets. Separate account assets include: mutual funds, fixed maturity securities, equity securities, derivatives, other limited partnership interests, short-term investments and cash and cash equivalents.

  Level 2 Valuation Techniques and Key Inputs:

    These assets are comprised of investments that are similar in nature to the instruments described under "-- Securities, Short-term Investments and Long-term Debt of CSEs." Also included are certain mutual funds without readily determinable fair values, as prices are not published publicly. Valuation of the mutual funds is based upon quoted prices or reported NAV provided by the fund managers.

  Level 3 Valuation Techniques and Key Inputs:

    These assets are comprised of investments that are similar in nature to the instruments described under "-- Securities, Short-term Investments and Long-term Debt of CSEs." Also included are other limited partnership interests, which are valued giving consideration to the value of the underlying holdings of the partnerships and by applying a premium or discount, if appropriate, for factors such as liquidity, bid/ask spreads, the performance record of the fund manager or other relevant variables that may impact the exit value of the particular partnership interest.

 Derivatives

   The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

 valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

   The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant inputs that are unobservable generally include references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

   Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

   The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

  Freestanding Derivatives

  Level 2 Valuation Techniques and Key Inputs:

    This level includes all types of derivatives utilized by the Company with the exception of exchange-traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3. These derivatives are principally valued using the income approach.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   Interest rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and basis curves.

     Option-based. Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, basis curves and interest rate volatility.

   Foreign currency exchange rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, basis curves, currency spot rates and cross currency basis curves.

   Credit

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, credit curves and recovery rates.

   Equity market

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, spot equity index levels and dividend yield curves.

     Option-based. Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, spot equity index levels, dividend yield curves and equity volatility.

  Level 3 Valuation Techniques and Key Inputs:

    These derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. These valuation methodologies generally use the same inputs as described in the corresponding sections above for Level 2 measurements of derivatives. However, these derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data.

   Interest rate

     Non-option-based. Significant unobservable inputs may include the extrapolation beyond observable limits of the swap yield curve and basis curves.

   Credit

     Non-option-based. Significant unobservable inputs may include credit spreads, repurchase rates and the extrapolation beyond observable limits of the swap yield curve and credit curves. Certain of these derivatives are valued based on independent non-binding broker quotations.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   Equity market

     Non-option-based. Significant unobservable inputs may include the extrapolation beyond observable limits of dividend yield curves and equity volatility.

 Embedded Derivatives

   Embedded derivatives principally include certain direct, assumed and ceded variable annuity guarantees and embedded derivatives related to funds withheld on ceded reinsurance. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

   The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and GMIBs contain embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within PABs in the consolidated balance sheets.

   The fair value of these embedded derivatives, estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk free rates.

   Capital market assumptions, such as risk free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

   The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife.

   Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   The Company assumed, from an affiliated insurance company, the risk associated with certain GMIBs. These embedded derivatives are included in other policy-related balances in the consolidated balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on these assumed risks is determined using a methodology consistent with that described previously for the guarantees directly written by the Company.

   The Company ceded, to an affiliated reinsurance company, the risk associated with certain of the GMIBs, GMABs and GMWBs described above that are also accounted for as embedded derivatives. In addition to ceding risks associated with guarantees that are accounted for as embedded derivatives, the Company also cedes, to the same affiliated reinsurance company, certain directly written GMIBs that are accounted for as insurance (i.e., not as embedded derivatives), but where the reinsurance agreement contains an embedded derivative. These embedded derivatives are included within premiums, reinsurance and other receivables in the consolidated balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

   The estimated fair value of the embedded derivatives within funds withheld related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as previously described in "-- Investments -- Securities, Short-term Investments and Long-term Debt of CSEs." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities in the consolidated balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

  Embedded Derivatives Within Asset and Liability Host Contracts

  Level 3 Valuation Techniques and Key Inputs:

   Direct and assumed guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

   Reinsurance ceded on certain guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in "-- Direct and Assumed Guaranteed Minimum Benefits" and also include counterparty credit spreads.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


 Transfers between Levels

   Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

  Transfers between Levels 1 and 2:

    For assets and liabilities measured at estimated fair value and still held at December 31, 2013 and 2012, transfers between Levels 1 and 2 were not significant.

  Transfers into or out of Level 3:

    Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

    Transfers into Level 3 for fixed maturity securities were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments or credit spreads.

    Transfers out of Level 3 for fixed maturity securities resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs (such as observable spreads used in pricing securities) or increases in market activity and upgraded credit ratings.

  Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

  The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:


                                                                                                December 31, 2013
                                                                                           ---------------------------
                                       Valuation                   Significant                                Weighted
                                      Techniques               Unobservable Inputs              Range        Average (1)
                                ------------------------    ---------------------------    ---------------   -----------
Fixed maturity securities: (3)
 U.S. corporate and                                          Delta spread                     (10) -     240      51
  foreign corporate............  Matrix pricing                adjustments (4)
                                                             Illiquidity premium (4)           30  -      30      30
                                                             Credit spreads (4)              (112) -     538     208
                                                             Offered quotes (5)                99  -     100     100
..                                Consensus pricing           Offered quotes (5)                33  -     103      87
                                -----------------------------------------------------------------------------------------
 RMBS..........................  Matrix pricing and          Credit spreads (4)               (96) -   2,406     295
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 10  -     100      95
                                 Consensus pricing           Offered quotes (5)                78  -     100      95
                                -----------------------------------------------------------------------------------------
 CMBS..........................  Matrix pricing and          Credit spreads (4)               341  -   1,879     746
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 97  -     104     101
                                 Consensus pricing           Offered quotes (5)               101  -     101     101
                                -----------------------------------------------------------------------------------------
 ABS...........................  Matrix pricing and          Credit spreads (4)                30  -     875     319
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 --  -     104     101
                                 Consensus pricing           Offered quotes (5)                58  -     106      98
                                -----------------------------------------------------------------------------------------
Derivatives:
 Interest rate.................  Present value               Swap yield (7)                   248  -     450
                                   techniques
                                -----------------------------------------------------------------------------------------
 Credit........................  Present value               Credit spreads (8)                98  -     100
                                   techniques
                                 Consensus pricing           Offered quotes (9)
                                -----------------------------------------------------------------------------------------
 Equity market.................  Present value               Volatility (10)                  17%  -     28%
                                   techniques
                                -----------------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded                Option pricing              Mortality rates:                  0%  -   0.10%
  guaranteed minimum               techniques                   Ages 0 - 40
  benefits.....................
                                                                Ages 41 - 60                0.04%  -   0.65%
                                                                Ages 61 - 115               0.26%  -    100%
                                                             Lapse rates:
                                                                Durations 1 - 10            0.50%  -    100%
                                                                Durations 11 - 20              3%  -    100%
                                                                Durations 21 - 116             3%  -    100%
                                                             Utilization rates                20%  -     50%
                                                             Withdrawal rates               0.07%  -     10%
                                                             Long-term equity              17.40%  -     25%
                                                               volatilities
                                                             Nonperformance                 0.03%  -   0.44%
                                                               risk spread
                                -----------------------------------------------------------------------------------------

                                                                                                December 31, 2012
                                                                                           ---------------------------
                                       Valuation                   Significant                                Weighted
                                      Techniques               Unobservable Inputs              Range        Average (1)
                                ------------------------    ---------------------------    ---------------   -----------
Fixed maturity securities: (3)
 U.S. corporate and                                          Delta spread                       9  -     500     105
  foreign corporate............  Matrix pricing                adjustments (4)
                                                             Illiquidity premium (4)           30  -      30      30
                                                             Credit spreads (4)              (157) -     876     282
                                                             Offered quotes (5)               100  -     100     100
..                                Consensus pricing           Offered quotes (5)                35  -     555      96
                                -----------------------------------------------------------------------------------------
 RMBS..........................  Matrix pricing and          Credit spreads (4)                40  -   2,367     436
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                100  -     100     100
                                 Consensus pricing           Offered quotes (5)
                                -----------------------------------------------------------------------------------------
 CMBS..........................  Matrix pricing and          Credit spreads (4)                10  -   9,164     413
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                100  -     104     102
                                 Consensus pricing           Offered quotes (5)
                                -----------------------------------------------------------------------------------------
 ABS...........................  Matrix pricing and          Credit spreads (4)                --  -     900     152
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)                 97  -     102     100
                                 Consensus pricing           Offered quotes (5)                50  -     111     100
                                -----------------------------------------------------------------------------------------
Derivatives:
 Interest rate.................  Present value               Swap yield (7)                   221  -     353
                                   techniques
                                -----------------------------------------------------------------------------------------
 Credit........................  Present value               Credit spreads (8)               100  -     100
                                   techniques
                                 Consensus pricing           Offered quotes (9)
                                -----------------------------------------------------------------------------------------
 Equity market.................  Present value               Volatility (10)                  18%  -     26%
                                   techniques
                                -----------------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded                Option pricing              Mortality rates:                  0%  -   0.10%
  guaranteed minimum               techniques                   Ages 0 - 40
  benefits.....................
                                                                Ages 41 - 60                0.05%  -   0.64%
                                                                Ages 61 - 115               0.32%  -    100%
                                                             Lapse rates:
                                                                Durations 1 - 10            0.50%  -    100%
                                                                Durations 11 - 20              3%  -    100%
                                                                Durations 21 - 116             3%  -    100%
                                                             Utilization rates                20%  -     50%
                                                             Withdrawal rates               0.07%  -     10%
                                                             Long-term equity              17.40%  -     25%
                                                               volatilities
                                                             Nonperformance                 0.10%  -   0.67%
                                                               risk spread
                                -----------------------------------------------------------------------------------------

                                                                                             Impact of
                                                                                            Increase in
                                                                                             Input on
                                       Valuation                   Significant               Estimated
                                      Techniques               Unobservable Inputs         Fair Value (2)
                                ------------------------    ---------------------------    --------------
Fixed maturity securities: (3)
 U.S. corporate and                                          Delta spread                    Decrease
  foreign corporate............  Matrix pricing                adjustments (4)
                                                             Illiquidity premium (4)         Decrease
                                                             Credit spreads (4)              Decrease
                                                             Offered quotes (5)              Increase
..                                Consensus pricing           Offered quotes (5)              Increase
                                --------------------------------------------------------------------------
 RMBS..........................  Matrix pricing and          Credit spreads (4)            Decrease (6)
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)             Increase (6)
                                 Consensus pricing           Offered quotes (5)            Increase (6)
                                --------------------------------------------------------------------------
 CMBS..........................  Matrix pricing and          Credit spreads (4)            Decrease (6)
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)             Increase (6)
                                 Consensus pricing           Offered quotes (5)            Increase (6)
                                --------------------------------------------------------------------------
 ABS...........................  Matrix pricing and          Credit spreads (4)            Decrease (6)
                                   discounted cash flow
                                 Market pricing              Quoted prices (5)             Increase (6)
                                 Consensus pricing           Offered quotes (5)            Increase (6)
                                --------------------------------------------------------------------------
Derivatives:
 Interest rate.................  Present value               Swap yield (7)                Increase (11)
                                   techniques
                                --------------------------------------------------------------------------
 Credit........................  Present value               Credit spreads (8)            Decrease (8)
                                   techniques
                                 Consensus pricing           Offered quotes (9)
                                --------------------------------------------------------------------------
 Equity market.................  Present value               Volatility (10)               Increase (11)
                                   techniques
                                --------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded                Option pricing              Mortality rates:              Decrease (12)
  guaranteed minimum               techniques                   Ages 0 - 40
  benefits.....................
                                                                Ages 41 - 60               Decrease (12)
                                                                Ages 61 - 115              Decrease (12)
                                                             Lapse rates:
                                                                Durations 1 - 10           Decrease (13)
                                                                Durations 11 - 20          Decrease (13)
                                                                Durations 21 - 116         Decrease (13)
                                                             Utilization rates             Increase (14)
                                                             Withdrawal rates                      (15)
                                                             Long-term equity              Increase (16)
                                                               volatilities
                                                             Nonperformance                Decrease (17)
                                                               risk spread
                                --------------------------------------------------------------------------

--------

(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


(2)The impact of a decrease in input would have the opposite impact on the estimated fair value. For embedded derivatives, changes to direct guaranteed minimum benefits are based on liability positions and changes to ceded guaranteed minimum benefits are based on asset positions.

(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in basis points.

(5)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)Ranges represent the rates across different yield curves and are presented in basis points. The swap yield curve is utilized among different types of derivatives to project cash flows, as well as to discount future cash flows to present value. Since this valuation methodology uses a range of inputs across a yield curve to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(8)Represents the risk quoted in basis points of a credit default event on the underlying instrument. The range being provided is a single quoted spread in the valuation model. Credit derivatives with significant unobservable inputs are primarily comprised of written credit default swaps.

(9)At both December 31, 2013 and 2012, independent non-binding broker quotations were used in the determination of less than 1% of the total net derivative estimated fair value.

(10)Ranges represent the underlying equity volatility quoted in percentage points. Since this valuation methodology uses a range of inputs across multiple volatility surfaces to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(11)Changes are based on long U.S. dollar net asset positions and will be inversely impacted for short U.S. dollar net asset positions.

(12)Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(13)Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(14)The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)

   contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(15)The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(16)Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(17)Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

  The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3, including those within separate account assets and embedded derivatives within funds withheld related to certain ceded reinsurance, use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table. The valuation techniques and significant unobservable inputs used in the fair value measurement for the more significant assets measured at estimated fair value on a nonrecurring basis and determined using significant unobservable inputs (Level 3) are summarized in "-- Nonrecurring Fair Value Measurements."

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          ---------------------------------------------------------------------------------
                                                                     Fixed Maturity Securities:
                                          ---------------------------------------------------------------------------------
                                                                                      State and
                                            U.S.     Foreign  U.S. Treasury           Political                  Foreign
                                          Corporate Corporate  and Agency     RMBS   Subdivision  ABS    CMBS   Government
                                          --------- --------- ------------- -------- ----------- ------ ------- -----------
                                                                            (In millions)
Year Ended December 31, 2013:
Balance at January 1,.................... $  1,434  $    868    $        -- $    278  $      25  $  343 $   125 $         3
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................        7        --             --        1         --       1       1          --
   Net investment gains (losses).........       --       (7)             --      (1)         --       2      --          --
   Net derivative gains (losses).........       --        --             --       --         --      --      --          --
  OCI....................................     (39)       (5)             --       13         --     (5)       3          --
Purchases (3)............................      150        53             --      170         --     184      37          --
Sales (3)................................    (243)     (129)             --     (49)        (2)    (53)    (71)         (3)
Issuances (3)............................       --        --             --       --         --      --      --          --
Settlements (3)..........................       --        --             --       --         --      --      --          --
Transfers into Level 3 (4)...............      218        30             --       14         --      --      --          --
Transfers out of Level 3 (4).............    (279)      (76)             --      (4)       (23)    (53)    (23)          --
                                          --------  --------    ----------- --------  ---------  ------ ------- -----------
Balance at December 31,.................. $  1,248  $    734    $        -- $    422  $      --  $  419 $    72 $        --
                                          ========  ========    =========== ========  =========  ====== ======= ===========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income.................. $      7  $     --    $        -- $      1  $      --  $   -- $    -- $        --
  Net investment gains (losses).......... $     --  $    (3)    $        -- $     --  $      --  $   -- $    -- $        --
  Net derivative gains (losses).......... $     --  $     --    $        -- $     --  $      --  $   -- $    -- $        --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          ----------------------------------------------------------------------------------
                                          Equity Securities:               Net Derivatives: (6)
                                          -------------------             -----------------------
                                             Non-
                                          redeemable                                                    Net        Separate
                                          Preferred   Common  Short-term  Interest        Equity     Embedded      Account
                                            Stock     Stock   Investments   Rate   Credit Market  Derivatives (7) Assets (8)
                                          ---------- -------- ----------- -------- ------ ------- --------------- ----------
                                                                            (In millions)
Year Ended December 31, 2013:
Balance at January 1,.................... $       93 $     26 $       13  $   119  $   10 $  (51)   $       2,290  $    141
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................         --       --         --       --      --      --              --        --
   Net investment gains (losses).........         --        8         --       --      --      --              --         6
   Net derivative gains (losses).........         --       --         --     (16)     (4)    (40)             108        --
  OCI....................................         12        7         --     (58)      --      --              --        --
Purchases (3)............................          3        2         --       --      --      --              --         9
Sales (3)................................       (27)     (12)       (13)       --      --      --              --       (6)
Issuances (3)............................         --       --         --       --      --      --              --        --
Settlements (3)..........................         --       --         --     (19)      --       3            (59)        --
Transfers into Level 3 (4)...............         --       --         --       --      --      --              --         3
Transfers out of Level 3 (4).............         --       --         --     (15)      --      --              --        --
                                          ---------- -------- ----------  -------  ------ -------   -------------  --------
Balance at December 31,.................. $       81 $     31 $       --  $    11  $    6 $  (88)   $       2,123  $    153
                                          ========== ======== ==========  =======  ====== =======   =============  ========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income.................. $       -- $     -- $       --  $    --  $   -- $    --   $          --  $     --
  Net investment gains (losses).......... $      (3) $    (2) $       --  $    --  $   -- $    --   $          --  $     --
  Net derivative gains (losses).......... $       -- $     -- $       --  $   (8)  $  (4) $  (36)   $        (83)  $     --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                              Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          -------------------------------------------------------------------------------
                                                                    Fixed Maturity Securities:
                                          -------------------------------------------------------------------------------
                                                                 U.S.               State and
                                            U.S.     Foreign   Treasury             Political                  Foreign
                                          Corporate Corporate and Agency    RMBS   Subdivision  ABS    CMBS   Government
                                          --------- --------- ----------- -------- ----------- ------ ------- -----------
                                                                           (In millions)
Year Ended December 31, 2012:
Balance at January 1,.................... $  1,432  $    580  $        -- $    239  $      23  $  220 $   147 $         2
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................        7        --           --       --         --      --      --          --
   Net investment gains (losses).........       --      (24)           --      (4)         --      --     (1)          --
   Net derivative gains (losses).........       --        --           --       --         --      --      --          --
  OCI....................................       66        44           --       39          2       8       6           1
Purchases (3)............................      227       269           --       61         --     148      22          --
Sales (3)................................    (183)      (56)           --     (63)         --    (15)    (71)          --
Issuances (3)............................       --        --           --       --         --      --      --          --
Settlements (3)..........................       --        --           --       --         --      --      --          --
Transfers into Level 3 (4)...............       76        68           --        6         --      --      39          --
Transfers out of Level 3 (4).............    (191)      (13)           --       --         --    (18)    (17)          --
                                          --------  --------  ----------- --------  ---------  ------ ------- -----------
Balance at December 31,.................. $  1,434  $    868  $        -- $    278  $      25  $  343 $   125 $         3
                                          ========  ========  =========== ========  =========  ====== ======= ===========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income.................. $      7  $      1  $        -- $     --  $      --  $   -- $    -- $        --
  Net investment gains (losses).......... $     --  $   (16)  $        -- $    (2)  $      --  $   -- $    -- $        --
  Net derivative gains (losses).......... $     --  $     --  $        -- $     --  $      --  $   -- $    -- $        --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                          Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                    -----------------------------------------------------------------------------------
                                    Equity Securities:                Net Derivatives: (6)
                                    -------------------             ------------------------
                                       Non-
                                    redeemable                                                                Separate
                                    Preferred   Common  Short-term  Interest         Equity   Net Embedded    Account
                                      Stock     Stock   Investments   Rate   Credit  Market  Derivatives (7) Assets (8)
                                    ---------- -------- ----------- -------- ------ -------- --------------- ----------
                                                                       (In millions)
Year Ended December 31, 2012:
Balance at January 1,.............. $       76 $     21  $       10  $  174  $ (1)  $     43   $       1,009   $    130
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)
   Net investment income...........         --       --          --      --     --        --              --         --
   Net investment gains (losses)...         --      (2)          --      --     --        --              --         16
   Net derivative gains (losses)...         --       --          --       1     10      (91)           1,296         --
 OCI...............................         20        9          --       1     --        --              --         --
Purchases (3)......................         --       --          13      --     --        --              --          1
Sales (3)..........................        (3)      (2)        (10)      --     --        --              --        (5)
Issuances (3)......................         --       --          --    (10)     --        --              --         --
Settlements (3)....................         --       --          --    (47)     --       (3)            (15)         --
Transfers into Level 3 (4).........         --       --          --      --     --        --              --          1
Transfers out of Level 3 (4).......         --       --          --      --      1        --              --        (2)
                                    ---------- --------  ----------  ------  -----  --------   -------------   --------
Balance at December 31,............ $       93 $     26  $       13  $  119  $  10  $   (51)   $       2,290   $    141
                                    ========== ========  ==========  ======  =====  ========   =============   ========
Changes in unrealized gains
 (losses) included in net income
 (loss): (5)
 Net investment income............. $       -- $     --  $       --  $   --  $  --  $     --   $          --   $     --
 Net investment gains (losses)..... $       -- $    (4)  $       --  $   --  $  --  $     --   $          --   $     --
 Net derivative gains (losses)..... $       -- $     --  $       --  $    3  $  11  $   (88)   $       1,305   $     --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                              Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          --------------------------------------------------------------------------------
                                                                     Fixed Maturity Securities:
                                          --------------------------------------------------------------------------------
                                                                                      State and
                                            U.S.     Foreign  U.S. Treasury           Political                 Foreign
                                          Corporate Corporate  and Agency     RMBS   Subdivision  ABS    CMBS  Government
                                          --------- --------- ------------- -------- ----------- ------ ------ -----------
                                                                           (In millions)
Year Ended December 31, 2011:
Balance at January 1,....................  $  1,510  $    880   $        34 $    282    $     32 $  321 $  130 $        14
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................         6         1            --        1          --     --     --          --
   Net investment gains (losses).........        32      (20)            --      (5)          --    (6)     --          --
   Net derivative gains (losses).........        --        --            --       --          --     --     --          --
  OCI....................................        80        22            --      (9)         (8)      8     19          --
Purchases (3)............................        76       282            --       16          --    166     17          --
Sales (3)................................     (175)     (515)            --     (34)         (1)   (46)   (19)        (12)
Issuances (3)............................        --        --            --       --          --     --     --          --
Settlements (3)..........................        --        --            --       --          --     --     --          --
Transfers into Level 3 (4)...............        40         3            --        1          --     --     --          --
Transfers out of Level 3 (4).............     (137)      (73)          (34)     (13)          --  (223)     --          --
                                           --------  --------   ----------- --------    -------- ------ ------ -----------
Balance at December 31,..................  $  1,432  $    580   $        -- $    239    $     23 $  220 $  147 $         2
                                           ========  ========   =========== ========    ======== ====== ====== ===========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income..................  $      6  $      1   $        -- $      1    $     -- $   -- $   -- $        --
  Net investment gains (losses)..........  $     --  $    (9)   $        -- $    (5)    $     -- $  (2) $   -- $        --
  Net derivative gains (losses)..........  $     --  $     --   $        -- $     --    $     -- $   -- $   -- $        --

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                          ---------------------------------------------------------------------------------
                                          Equity Securities:              Net Derivatives: (6)
                                          ------------------             -----------------------
                                             Non-
                                          redeemable                                                              Separate
                                          Preferred  Common  Short-term  Interest         Equity  Net Embedded    Account
                                            Stock    Stock   Investments   Rate   Credit  Market Derivatives (7) Assets (8)
                                          ---------- ------- ----------- -------- ------- ------ --------------- ----------
                                                                      (In millions)
Year Ended December 31, 2011:
Balance at January 1,....................  $     214 $    22  $      173  $ (61)  $    11 $  12     $        677   $    133
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2)
   Net investment income.................         --      --          --      --       --    --               --         --
   Net investment gains (losses).........       (24)       2         (1)      --       --    --               --        (7)
   Net derivative gains (losses).........         --      --          --      50     (10)    32              254         --
  OCI....................................          1     (6)          --     199       --    --               --         --
Purchases (3)............................         --       9          10      --       --     3               --          5
Sales (3)................................      (115)     (6)       (172)      --       --    --               --        (1)
Issuances (3)............................         --      --          --      --      (1)   (4)               --         --
Settlements (3)..........................         --      --          --    (13)      (1)    --               78         --
Transfers into Level 3 (4)...............         --      --          --     (1)       --    --               --         --
Transfers out of Level 3 (4).............         --      --          --      --       --    --               --         --
                                           --------- -------  ----------  ------  ------- -----     ------------   --------
Balance at December 31,..................  $      76 $    21  $       10  $  174  $   (1) $  43     $      1,009   $    130
                                           ========= =======  ==========  ======  ======= =====     ============   ========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
  Net investment income..................  $      -- $    --  $       --  $   --  $    -- $  --     $         --   $     --
  Net investment gains (losses)..........  $     (3) $    --  $       --  $   --  $    -- $  --     $         --   $     --
  Net derivative gains (losses)..........  $      -- $    --  $       --  $   39  $  (10) $  33     $        256   $     --

--------

(1)Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses).

(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)Items purchased/issued and then sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(4)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods.

(6)Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

(7)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

(8)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders within separate account liabilities. Therefore, such changes in estimated fair value are not recorded in net income. For the purpose of this disclosure, these changes are presented within net investment gains (losses).

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


 Fair Value Option

   The following table presents information for certain assets and liabilities of CSEs, which are accounted for under the FVO. These assets and liabilities were initially measured at fair value.

                                                                             December 31,
                                                                           -----------------
                                                                              2013     2012
                                                                           -------- --------
                                                                             (In millions)
Assets: (1)
Unpaid principal balance.................................................. $  1,528 $  2,539
Difference between estimated fair value and unpaid principal balance......       70      127
                                                                           -------- --------
 Carrying value at estimated fair value................................... $  1,598 $  2,666
                                                                           ======== ========
Liabilities: (1)
Contractual principal balance............................................. $  1,436 $  2,444
Difference between estimated fair value and contractual principal balance.       25      115
                                                                           -------- --------
 Carrying value at estimated fair value................................... $  1,461 $  2,559
                                                                           ======== ========

--------

(1)These assets and liabilities are comprised of commercial mortgage loans and long-term debt. Changes in estimated fair value on these assets and liabilities and gains or losses on sales of these assets are recognized in net investment gains (losses). Interest income on commercial mortgage loans held by CSEs -- FVO is recognized in net investment income. Interest expense from long-term debt of CSEs -- FVO is recognized in other expenses.

Nonrecurring Fair Value Measurements

  The following table presents information for assets measured at estimated fair value on a nonrecurring basis during the periods and still held at the reporting dates; that is, they are not measured at fair value on a recurring basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). The estimated fair values for these assets were determined using significant unobservable inputs (Level
3).

                                            At December 31,                Years Ended December 31,
                                         -------------------------------- --------------------------
                                          2013       2012       2011        2013     2012     2011
                                           ------     ------    -------   -------- --------- -------
                                         Carrying Value After Measurement       Gains (Losses)
                                         -------------------------------- --------------------------
                                                          (In millions)
Mortgage loans, net (1)................. $   36     $   65     $     8    $    (4) $       4 $     8
Other limited partnership interests (2). $    5     $    6     $     5    $    (6) $     (3) $   (2)
Real estate joint ventures (3).......... $    1     $    2     $    --    $    (1) $     (3) $    --
Goodwill (4)............................ $   --     $   --     $    --    $   (66) $   (394) $    --

--------

(1)Estimated fair values for impaired mortgage loans are based on independent broker quotations or valuation models using unobservable inputs or, if the loans are in foreclosure or are otherwise determined to be collateral dependent, are based on the estimated fair value of the underlying collateral or the present value of the expected future cash flows.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


(2)For these cost method investments, estimated fair value is determined from information provided in the financial statements of the underlying entities including NAV data. These investments include private equity and debt funds that typically invest primarily in various strategies including domestic and international leveraged buyout funds; power, energy, timber and infrastructure development funds; venture capital funds; and below investment grade debt and mezzanine debt funds. Distributions will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next two to 10 years. Unfunded commitments for these investments at both December 31, 2013 and 2012 were not significant.

(3)For these cost method investments, estimated fair value is determined from information provided in the financial statements of the underlying entities including NAV data. These investments include several real estate funds that typically invest primarily in commercial real estate. Distributions will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next one to 10 years. Unfunded commitments for these investments at both December 31, 2013 and 2012 were not significant.

(4)As discussed in Note 10, in 2013, the Company recorded an impairment of goodwill associated with the Retail Life & Other reporting unit. In addition, in 2012, the Company recorded an impairment of goodwill associated with the Retail Annuities reporting unit. These impairments have been categorized as Level 3 due to the significant unobservable inputs used in the determination of the estimated fair value.

Fair Value of Financial Instruments Carried at Other Than Fair Value

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income, payables for collateral under securities loaned and other transactions and those short-term investments that are not securities, such as time deposits, and therefore are not included in the three level hierarchy table disclosed in the "-- Recurring Fair Value Measurements" section. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                           December 31, 2013
                                     --------------------------------------------------------------
                                                       Fair Value Hierarchy
                                               ------------------------------------
                                     Carrying                                       Total Estimated
                                      Value        Level 1     Level 2     Level 3    Fair Value
                                     --------- ----------- ----------- ------------ ---------------
                                                             (In millions)
Assets
Mortgage loans...................... $   6,120 $        -- $        -- $      6,427  $      6,427
Policy loans........................ $   1,219 $        -- $       872 $        407  $      1,279
Real estate joint ventures.......... $      55 $        -- $        -- $         98  $         98
Other limited partnership interests. $      78 $        -- $        -- $         89  $         89
Other invested assets............... $     931 $        -- $       995 $         --  $        995
Premiums, reinsurance and other
 receivables........................ $   5,928 $        -- $        24 $      6,282  $      6,306
Liabilities
PABs................................ $  20,875 $        -- $        -- $     21,987  $     21,987
Long-term debt...................... $     790 $        -- $     1,009 $         --  $      1,009
Other liabilities................... $     258 $        -- $        96 $        162  $        258
Separate account liabilities........ $   1,448 $        -- $     1,448 $         --  $      1,448

                                                           December 31, 2012
                                     --------------------------------------------------------------
                                                       Fair Value Hierarchy
                                               ------------------------------------
                                     Carrying                                       Total Estimated
                                      Value        Level 1     Level 2     Level 3    Fair Value
                                     --------- ----------- ----------- ------------ ---------------
                                                             (In millions)
Assets
Mortgage loans...................... $   6,491 $        -- $        -- $      7,009  $      7,009
Policy loans........................ $   1,216 $        -- $       861 $        450  $      1,311
Real estate joint ventures.......... $      59 $        -- $        -- $        101  $        101
Other limited partnership interests. $      94 $        -- $        -- $        103  $        103
Other invested assets............... $     432 $        -- $       548 $         --  $        548
Premiums, reinsurance and other
 receivables........................ $   6,015 $        -- $        86 $      6,914  $      7,000
Liabilities
PABs................................ $  22,613 $        -- $        -- $     24,520  $     24,520
Long-term debt...................... $     791 $        -- $     1,076 $         --  $      1,076
Other liabilities................... $     237 $        -- $        81 $        156  $        237
Separate account liabilities........ $   1,296 $        -- $     1,296 $         --  $      1,296

  The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

 Mortgage Loans

   For mortgage loans, estimated fair value is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


 Policy Loans

   Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

 Real Estate Joint Ventures and Other Limited Partnership Interests

   The estimated fair values of these cost method investments are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

 Other Invested Assets

  These other invested assets are principally comprised of loans to affiliates. The estimated fair value of loans to affiliates is determined by discounting the expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities.

 Premiums, Reinsurance and Other Receivables

  Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements, amounts on deposit with financial institutions to facilitate daily settlements related to certain derivatives and amounts receivable for securities sold but not yet settled.

   Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

   The amounts on deposit for derivative settlements, classified within Level 2, essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over short periods such that the estimated fair value approximates carrying value.

 PABs

   These PABs include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are excluded from this caption in the preceding tables as they are separately presented in "-- Recurring Fair Value Measurements."

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

9. Fair Value (continued)


   The investment contracts primarily include certain funding agreements, fixed deferred annuities, modified guaranteed annuities, fixed term payout annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

 Long-term Debt

   The estimated fair value of long-term debt is principally determined using market standard valuation methodologies. Valuations are based primarily on quoted prices in markets that are not active or using matrix pricing that use standard market observable inputs such as quoted prices in markets that are not active and observable yields and spreads in the market. Instruments valued using discounted cash flow methodologies use standard market observable inputs including market yield curve, duration, observable prices and spreads for similar publicly traded or privately traded issues.

 Other Liabilities

   Other liabilities consist primarily of interest payable, amounts due for securities purchased but not yet settled and funds withheld amounts payable, which are contractually withheld by the Company in accordance with the terms of the reinsurance agreements. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

 Separate Account Liabilities

   Separate account liabilities represent those balances due to policyholders under contracts that are classified as investment contracts.

   Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance and certain contracts that provide for benefit funding.

   Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described in the section "-- Recurring Fair Value Measurements," the value of those assets approximates the estimated fair value of the related separate account liabilities. The valuation techniques and inputs for separate account liabilities are similar to those described for separate account assets.

10. Goodwill

  Goodwill is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Step 1 of the goodwill impairment process requires a comparison of the fair value of a reporting unit to its carrying value.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

10. Goodwill (continued)

In performing the Company's goodwill impairment tests, the estimated fair values of the reporting units are first determined using a market multiple valuation approach. When further corroboration is required, the Company uses a discounted cash flow valuation approach. For reporting units which are particularly sensitive to market assumptions, the Company may use additional valuation methodologies to estimate the reporting units' fair values.

  The market multiple valuation approach utilizes market multiples of companies with similar businesses and the projected operating earnings of the reporting unit. The discounted cash flow valuation approach requires judgments about revenues, operating earnings projections, capital market assumptions and discount rates. The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting units include projected operating earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, the account value of in-force business, projections of new and renewal business, as well as margins on such business, the level of interest rates, credit spreads, equity market levels, and the discount rate that the Company believes is appropriate for the respective reporting unit.

  The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting units could result in goodwill impairments in future periods which could materially adversely affect the Company's results of operations or financial position.

  During the 2013 annual goodwill impairment tests, the market multiple and discounted cash flow valuation techniques indicated that the fair value of the Retail Life & Other reporting unit was below its carrying value. Due to these results, an actuarial appraisal, which estimates the net worth of the reporting unit, the value of existing business and the value of new business, was also performed. This appraisal also resulted in a fair value of the Retail Life & Other reporting unit that was less than the carrying value, indicating a potential for goodwill impairment. An increase in required reserves on universal life products with secondary guarantees, together with modifications to financial reinsurance treaty terms, was reflected in the fair value estimate. In addition, decreased future sales assumptions reflected in the valuation were driven by the discontinuance of certain sales of universal life products with secondary guarantees by the Company. Accordingly, the Company performed Step 2 of the goodwill impairment process, which compares the implied fair value of goodwill with the carrying value of that goodwill in the reporting unit to calculate the amount of goodwill impairment. The Company determined that all of the recorded goodwill associated with the Retail Life & Other reporting unit was not recoverable and recorded a non-cash charge of $66 million ($57 million, net of income tax) for the impairment of the entire goodwill balance in the consolidated statements of operations for the year ended December 31, 2013. The full amount was impaired at MetLife Insurance Company of Connecticut.

  In addition, the Company performed its annual goodwill impairment test of its Corporate Benefit Funding reporting unit using a market multiple valuation approach and concluded that the fair value of such reporting unit was in excess of its carrying value and, therefore, goodwill was not impaired.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

10. Goodwill (continued)


  Information regarding goodwill by segment, as well as Corporate & Other, was as follows:

                                            Corporate
                                             Benefit   Corporate
                                    Retail   Funding  & Other (1)  Total
                                   -------- --------- ----------- --------
                                                (In millions)
     Balance at January 1, 2012
     Goodwill..................... $    241  $  307    $    405   $    953
     Accumulated impairment.......       --      --          --         --
                                   --------  ------    --------   --------
      Total goodwill, net......... $    241  $  307    $    405   $    953

     Impairments (2)..............    (218)      --       (176)      (394)

     Balance at December 31, 2012
     Goodwill..................... $    241  $  307    $    405   $    953
     Accumulated impairment.......    (218)      --       (176)      (394)
                                   --------  ------    --------   --------
      Total goodwill, net......... $     23  $  307    $    229   $    559
     Impairments                       (23)      --        (43)       (66)
     Balance at December 31, 2013.
     Goodwill..................... $    241  $  307    $    405   $    953
     Accumulated impairment.......    (241)      --       (219)      (460)
                                   --------  ------    --------   --------
      Total goodwill, net......... $     --  $  307    $    186   $    493
                                   ========  ======    ========   ========

--------

(1)For purposes of goodwill impairment testing, the $229 million of net goodwill in Corporate & Other at December 31, 2012, which resulted from goodwill acquired as part of the 2005 Travelers acquisition, was allocated to business units of the Retail and Corporate Benefit Funding segments in the amounts of $43 million and $186 million, respectively. As reflected in the table, the $43 million related to the Retail segment was impaired for the year ended December 31, 2013.

(2)In connection with its annual goodwill impairment testing, the Company determined that all of the recorded goodwill associated with the Retail Annuities reporting unit was not recoverable and recorded a non-cash charge of $394 million ($147 million, net of income tax) for the impairment of the entire goodwill balance in the consolidated statements of operations for the year ended December 31, 2012. Of this amount, $327 million ($80 million, net of income tax) was impaired at MetLife Insurance Company of Connecticut.

11. Debt

  Long-term debt outstanding was as follows:

                                                            December 31,
                                        Interest          -----------------
                                          Rate   Maturity   2013     2012
                                        -------- -------- -------- --------
                                                            (In millions)
    Surplus notes -- affiliated........   8.60%      2038 $    750 $    750
    Long-term debt -- unaffiliated (1).   7.03%      2030       40       41
                                                          -------- --------
     Total long-term debt (2)..........                   $    790 $    791
                                                          ======== ========

--------

(1)Principal and interest is paid quarterly.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

11. Debt (continued)


(2)Excludes $1.5 billion and $2.6 billion of long-term debt relating to CSEs at December 31, 2013 and 2012, respectively. See Note 7.

  The aggregate maturities of long-term debt at December 31, 2013 are $1 million in each of 2014, 2015, 2016, and 2017, $2 million in 2018 and $784 million thereafter.

  Interest expense related to the Company's indebtedness included in other expenses was $68 million, $68 million and $67 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  Payments of interest and principal on the surplus notes, which are subordinate to all other obligations at the operating company level, may be made only with the prior approval of the insurance department of the state of domicile.

12. Equity

Return of Capital

  During the year ended December 31, 2011, Sino-US MetLife Insurance Company Limited ("Sino"), an insurance underwriting joint venture of the Company accounted for under the equity method, merged with United MetLife Insurance Company Limited ("United"), another insurance underwriting joint venture of an affiliate of the Company. MetLife Insurance Company of Connecticut's ownership interest in the merged entity, Sino-US United MetLife Insurance Company Limited ("Sino-United") was determined based on its contributed capital and share of undistributed earnings of Sino compared to the contributed capital and undistributed earnings of all other investees of Sino and United. Since both of the joint ventures were under common ownership both prior to and subsequent to the merger, MetLife Insurance Company of Connecticut's investment in Sino-United is based on the carrying value of its investment in Sino. Pursuant to the merger, MetLife Insurance Company of Connecticut entered into an agreement to pay the affiliate an amount based on the relative fair values of their respective investments in Sino-United. Accordingly, upon completion of the estimation of fair value, $47 million, representing a return of capital, was paid during the year ended December 31, 2011. MetLife Insurance Company of Connecticut's investment in Sino-United is accounted for under the equity method and is included in other invested assets.

Common Stock

  The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which were outstanding at both December 31, 2013 and 2012. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife and the remaining shares are owned by MetLife Investors Group, Inc.

Statutory Equity and Income

  Each U.S. insurance company's state of domicile imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"). Companies below specific trigger points or ratios are classified within certain levels, each of which requires

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)

specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC. The RBC ratio for MetLife Insurance Company of Connecticut and its U.S. insurance subsidiary, MLI-USA, were in excess of 400% for all periods presented.

  MetLife Insurance Company of Connecticut and its insurance subsidiaries prepare statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile or applicable foreign jurisdiction. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of MetLife Insurance Company of Connecticut and MLI-USA.

  Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, reporting of reinsurance agreements and valuing securities on a different basis.

  In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

  Statutory net income (loss) of MetLife Insurance Company of Connecticut, a Connecticut domiciled insurer, was $790 million, $848 million and $46 million for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $4.8 billion and $5.3 billion at December 31, 2013 and 2012, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the Connecticut Insurance Department.

  Statutory net income (loss) of MLI-USA, a Delaware domiciled insurer, was $209 million, $84 million and $178 million for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $1.9 billion and $1.7 billion at December 31, 2013 and 2012, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the Delaware Department of Insurance.

  As of December 31, 2013, MetLife Insurance Company of Connecticut's sole foreign insurance subsidiary, MetLife Assurance Limited ("MAL") was regulated by authorities in the United Kingdom and was subject to minimum capital and solvency requirements before corrective action commences. The required capital and surplus was $165 million and the actual regulatory capital and surplus was $573 million as of the date of the most recent capital adequacy calculation for the jurisdiction. MAL exceeded these minimum capital and solvency requirements for all other periods presented. See Note 17 for additional information on MAL.

Dividend Restrictions

  Under Connecticut State Insurance Law, MetLife Insurance Company of Connecticut is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to its stockholders as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)

of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Insurance Company of Connecticut will be permitted to pay a dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance (the "Connecticut Commissioner") and the Connecticut Commissioner either approves the distribution of the dividend or does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (defined as "unassigned funds (surplus)" reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the year ended December 31, 2013, MetLife Insurance Company of Connecticut paid a dividend to its stockholders in the amount of $1.0 billion. During the year ended December 31, 2012, MetLife Insurance Company of Connecticut paid total dividends of $706 million. During June 2012, the Company distributed all of the issued and outstanding shares of common stock of MetLife Europe to its stockholders as an in-kind extraordinary dividend of $202 million, as calculated on a statutory basis. Regulatory approval for this extraordinary dividend was obtained due to the timing of payment. During December 2012, MetLife Insurance Company of Connecticut paid a dividend to its stockholders in the amount of $504 million, which represented its ordinary dividend capacity at year-end 2012. Due to the June 2012 in -kind dividend, a portion of this was extraordinary and regulatory approval was obtained. During the years ended December 31, 2011, MetLife Insurance Company of Connecticut paid a dividend of $517 million. Based on amounts at December 31, 2013, MetLife Insurance Company of Connecticut could pay a stockholder dividend in 2014 of $1.0 billion without prior approval of the Connecticut Commissioner.

  Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife Insurance Company of Connecticut as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its net statutory gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a dividend to MetLife Insurance Company of Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance (the "Delaware Commissioner") and the Delaware Commissioner either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as "unassigned funds (surplus)") as of the immediately preceding calendar year requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the years ended December 31, 2013, 2012 and 2011, MLI-USA did not pay dividends to MetLife Insurance Company of Connecticut. Because MLI-USA's statutory unassigned funds were negative at December 31, 2013, MLI-USA cannot pay any dividends in 2014 without prior regulatory approval.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)


Accumulated Other Comprehensive Income (Loss)

  Information regarding changes in the balances of each component of AOCI, net of income tax, was as follows:

                                                    Unrealized                       Foreign
                                                 Investment Gains     Unrealized    Currency
                                                 (Losses), Net of   Gains (Losses) Translation
                                                Related Offsets (1) on Derivatives Adjustments   Total
                                                ------------------- -------------- ----------- ----------
                                                                      (In millions)
Balance at December 31, 2010...................      $          412    $      (70)  $    (125) $      217
OCI before reclassifications...................               2,118            356        (16)      2,458
Income tax expense (benefit)...................               (747)          (125)           2      (870)
                                                     --------------    -----------  ---------- ----------
 OCI before reclassifications, net of income
   tax.........................................               1,783            161       (139)      1,805
Amounts reclassified from AOCI.................                (44)            (9)          --       (53)
Income tax expense (benefit)...................                  16              3          --         19
                                                     --------------    -----------  ---------- ----------
 Amounts reclassified from AOCI, net of income
   tax.........................................                (28)            (6)          --       (34)
                                                     --------------    -----------  ---------- ----------
Balance at December 31, 2011...................               1,755            155       (139)      1,771
OCI before reclassifications...................                 945              7          88      1,040
Income tax expense (benefit)...................               (350)            (1)           2      (349)
                                                     --------------    -----------  ---------- ----------
 OCI before reclassifications, net of income
   tax.........................................               2,350            161        (49)      2,462
Amounts reclassified from AOCI.................                (95)            (3)          --       (98)
Income tax expense (benefit)...................                  35              1          --         36
                                                     --------------    -----------  ---------- ----------
 Amounts reclassified from AOCI, net of income
   tax.........................................                (60)            (2)          --       (62)
                                                     --------------    -----------  ---------- ----------
Balance at December 31, 2012...................               2,290            159        (49)      2,400
OCI before reclassifications...................             (2,039)          (193)          28    (2,204)
Income tax expense (benefit)...................                 671             68         (2)        737
                                                     --------------    -----------  ---------- ----------
 OCI before reclassifications, net of income
   tax.........................................                 922             34        (23)        933
Amounts reclassified from AOCI.................                (55)           (11)          --       (66)
Income tax expense (benefit)...................                  18              4          --         22
                                                     --------------    -----------  ---------- ----------
 Amounts reclassified from AOCI, net of income
   tax.........................................                (37)            (7)          --       (44)
                                                     --------------    -----------  ---------- ----------
Balance at December 31, 2013...................      $          885    $        27  $     (23) $      889
                                                     ==============    ===========  ========== ==========

--------

(1)See Note 7 for information on offsets to investments related to insurance liabilities and DAC and VOBA.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

12. Equity (continued)


  Information regarding amounts reclassified out of each component of AOCI, was as follows:

                                                                                   Statement of Operations and
AOCI Components                                 Amounts Reclassified from AOCI Comprehensive Income (Loss) Location
--------------------------------------------    -----------------------------  ------------------------------------
                                                  Years Ended December 31,
                                                -----------------------------
                                                  2013       2012      2011
                                                ---------  --------- ---------
                                                        (In millions)
Net unrealized investment gains (losses):
  Net unrealized investment gains
   (losses).................................... $      48  $      98 $      14 Other net investment gains (losses)
  Net unrealized investment gains
   (losses)....................................        16          6        25 Net investment income
  Net unrealized investment gains
   (losses)....................................         2       (12)        10 Net derivative gains (losses)
  OTTI.........................................      (11)          3       (5) OTTI on fixed maturity securities
                                                ---------  --------- ---------
    Net unrealized investment gains
     (losses), before income tax...............        55         95        44
    Income tax (expense) benefit...............      (18)       (35)      (16)
                                                ---------  --------- ---------
    Net unrealized investment gains
     (losses), net of income tax............... $      37  $      60 $      28
                                                =========  ========= =========
Unrealized gains (losses) on derivatives -
 cash flow hedges:
  Interest rate swaps..........................        --         --         1 Net derivative gains (losses)
  Interest rate forwards.......................         9          1         9 Net derivative gains (losses)
  Interest rate forwards.......................         1          1        -- Net investment income
  Foreign currency swaps.......................        --          1       (2) Net derivative gains (losses)
  Credit forwards..............................        --         --         1 Net derivative gains (losses)
  Credit forwards..............................         1         --        -- Net investment income
                                                ---------  --------- ---------
    Gains (losses) on cash flow hedges,
     before income tax.........................        11          3         9
    Income tax (expense) benefit...............       (4)        (1)       (3)
                                                ---------  --------- ---------
    Gains (losses) on cash flow hedges, net
     of income tax............................. $       7  $       2 $       6
                                                =========  ========= =========
Total reclassifications, net of income tax..... $      44  $      62 $      34
                                                =========  ========= =========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


13. Other Expenses

  Information on other expenses was as follows:

                                                     Years Ended December 31,
                                                   ----------------------------
                                                     2013     2012      2011
                                                   -------- -------- ----------
                                                          (In millions)
 Compensation..................................... $    352 $    402 $      357
 Commissions......................................      639      939      1,418
 Volume-related costs.............................      138      159        196
 Affiliated interest costs on ceded reinsurance...      212      271        271
 Capitalization of DAC............................    (504)    (886)    (1,365)
 Amortization of DAC and VOBA.....................       50    1,035      1,159
 Interest expense on debt and debt issuance costs.      190      231        389
 Premium taxes, licenses and fees.................       57       63         75
 Professional services............................       41       25         50
 Rent and related expenses........................       31       37         29
 Other............................................      453      444        402
                                                   -------- -------- ----------
  Total other expenses............................ $  1,659 $  2,720 $    2,981
                                                   ======== ======== ==========

Capitalization of DAC and Amortization of DAC and VOBA

  See Note 5 for additional information on DAC and VOBA including impacts of capitalization and amortization.

Interest Expense on Debt and Debt Issuance Costs

  Interest expense on debt and debt issuance costs includes interest expense on debt (see Note 11) and interest expense related to CSEs (see Note 7).

Affiliated Expenses

  Commissions, capitalization of DAC and amortization of DAC include the impact of affiliated reinsurance transactions. See Notes 6, 11 and 16 for discussion of affiliated expenses included in the table above.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)


14. Income Tax

  The provision for income tax from continuing operations was as follows:

                                                              Years Ended December 31,
                                                              ---------------------------------------------------
                                                               2013             2012              2011
                                                                  ------          --------          --------
                                                                   (In millions)
  Current:
   Federal................................................... $ (41)          $  (235)          $  (157)
   Foreign...................................................      8              (10)               (5)
                                                                  ------          --------          --------
     Subtotal................................................   (33)             (245)             (162)
                                                                  ------          --------          --------
  Deferred:
   Federal...................................................    242               598               613
   Foreign...................................................     18                19                42
                                                                  ------          --------          --------
     Subtotal................................................    260               617               655
                                                                  ------          --------          --------
       Provision for income tax expense (benefit)............ $  227          $    372          $    493
                                                                  ======          ========          ========
    The Company's income (loss) from continuing operations before income tax expense (benefit) from domestic and foreign operations were as follows:
                                                              Years Ended December 31,
                                                              ---------------------------------------------------
                                                               2013             2012              2011
                                                                  ------          --------          --------
                                                                   (In millions)
  Income (loss) from continuing operations:
   Domestic.................................................. $  869          $  1,492          $  1,545
   Foreign...................................................     78               (2)               122
                                                                  ------          --------          --------
     Total................................................... $  947          $  1,490          $  1,667
                                                                  ======          ========          ========
    The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations was as follows:
                                                              Years Ended December 31,
                                                              ---------------------------------------------------
                                                               2013             2012              2011
                                                                  ------          --------          --------
                                                                   (In millions)
  Tax provision at U.S. statutory rate....................... $  331          $    522          $    583
  Tax effect of:
   Dividend received deduction...............................   (81)              (70)              (69)
   Tax-exempt income.........................................     --               (1)               (2)
   Prior year tax............................................    (4)                 3               (9)
   Tax credits...............................................   (10)               (8)              (11)
   Foreign tax rate differential.............................    (2)                13               (1)
   Change in valuation allowance.............................     --                22               (2)
   Goodwill impairment.......................................     13             (109)                --
   Sale of subsidiary........................................   (24)                --                --
   Other, net................................................      4                --                 4
                                                                  ------          --------          --------
     Provision for income tax expense (benefit).............. $  227          $    372          $    493
                                                                  ======          ========          ========

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

14. Income Tax (continued)


   Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                                       December 31,
                                                            -----------------------------------------------------
                                                                 2013                        2012
                                                            ----------------              ------------------
                                                                       (In millions)
Deferred income tax assets:
 Policyholder liabilities and receivables.................. $          1,282          $              883
 Net operating loss carryforwards..........................               22                          32
 Employee benefits.........................................               --                           3
 Tax credit carryforwards..................................              125                          92
 Other.....................................................                7                          35
                                                                     ----------------     ------------------
   Total gross deferred income tax assets..................            1,436                       1,045
 Less: Valuation allowance.................................               --                          25
                                                                     ----------------     ------------------
   Total net deferred income tax assets....................            1,436                       1,020
                                                                     ----------------     ------------------
Deferred income tax liabilities:
 Investments, including derivatives........................              651                         258
 Net unrealized investment gains...........................              575                       1,336
 DAC and VOBA..............................................            1,543                       1,281
 Other.....................................................               52                          15
                                                                     ----------------     ------------------
   Total deferred income tax liabilities...................            2,821                       2,890
                                                                     ----------------     ------------------
     Net deferred income tax asset (liability)............. $        (1,385)          $          (1,870)
                                                                     ================     ==================
   The following table sets forth the domestic net operating carryforwards for tax purposes at December 31,
 2013:
                                                                    Net Operating Loss
                                                                       Carryforwards
                                                            -----------------------------------------------------
                                                                Amount                    Expiration
                                                            ----------------              ------------------
                                                             (In millions)
Domestic................................................... $             64           Beginning in 2028

   Tax credit carryforwards of $125 million at December 31, 2013 will expire beginning in 2015.

   Pursuant to Internal Revenue Service ("IRS") rules, the Company was excluded from MetLife's life/non-life consolidated federal tax return for the five years subsequent to MetLife's July 2005 acquisition of the Company. In 2011, MetLife Insurance Company of Connecticut and its subsidiaries joined the consolidated return and became a party to the MetLife tax sharing agreement. Prior to 2011, MetLife Insurance Company of Connecticut filed a consolidated tax return with its includable subsidiaries. Non-includable subsidiaries filed either separate individual corporate tax returns or separate consolidated tax returns.

   The Company participates in a tax sharing agreement with MetLife, as described in Note 1. Pursuant to this tax sharing agreement, the amounts due from affiliates included $194 million, $135 million, and $151 million at December 31, 2013, 2012, and 2011, respectively.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

14. Income Tax (continued)


   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. The Company is under continuous examination by the IRS and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state or local income tax examinations in major taxing jurisdictions for years prior to 2005. In 2012, the Company and the IRS completed and settled substantially all the issues identified in the audit years of 2005 and 2006. The issues not settled are under review at the IRS Appeals Division.

   The Company's liability for unrecognized tax benefits may increase or decrease in the next 12 months. A reasonable estimate of the increase or decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the pending issues will not result in a material change to its consolidated financial statements, although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period.

   A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

                                                                           Years Ended December 31,
                                                                          ---------------------------
                                                                           2013     2012      2011
                                                                          ------- --------- ---------
                                                                                 (In millions)
Balance at January 1,.................................................... $   (1) $      29 $      38
Additions for tax positions of prior years...............................      25        46        --
Reductions for tax positions of prior years..............................     (1)      (76)       (3)
Additions for tax positions of current year..............................       1         9         2
Reductions for tax positions of current year.............................     (1)       (9)       (8)
                                                                          ------- --------- ---------
Balance at December 31,..................................................     $23 $     (1) $      29
                                                                          ======= ========= =========
Unrecognized tax benefits that, if recognized would impact the effective
  rate................................................................... $    23  $    (1)  $    (3)
                                                                          ======= ========= =========

   The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

Interest was as follows:

                                                                  Years Ended December 31,
                                                                  ------------------------
                                                                   2013    2012    2011
                                                                  ------  ------  -------
                                                                      (In millions)
Interest recognized in the consolidated statements of operations. $    1  $  (9)  $    --

                                                                            December 31,
                                                                          ----------------
                                                                           2013    2012
                                                                          ------  -------
                                                                          (In millions)
Interest included in other liabilities in the consolidated balance sheets $    1  $    --

   The Company had no penalties for the years ended December 31, 2013, 2012 and 2011.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

14. Income Tax (continued)


   The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2013 and 2012, the Company recognized an income tax benefit of $92 million and $70 million, respectively, related to the separate account DRD. The 2013 benefit included a benefit of $11 million related to a true-up of the 2012 tax return. The 2012 benefit included an expense of less than $1 million related to a true-up of the 2011 tax return.

15. Contingencies, Commitments and Guarantees

Contingencies

 Litigation

   The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

   Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

   The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for some of the matters below. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated at December 31, 2013.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

15. Contingencies, Commitments and Guarantees (continued)


  Matters as to Which an Estimate Can Be Made

   For some of the matters discussed below, the Company is able to estimate a reasonably possible range of loss. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. As of December 31, 2013, the aggregate range of reasonably possible losses in excess of amounts accrued for these matters was not material for the Company.

  Matters as to Which an Estimate Cannot Be Made

   For other matters disclosed below, the Company is not currently able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation contingencies and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

  Unclaimed Property Inquiries

   In April 2012, MetLife, for itself and on behalf of entities including MetLife Insurance Company of Connecticut, reached agreements with representatives of the U.S. jurisdictions that were conducting audits of MetLife and certain of its affiliates for compliance with unclaimed property laws, and with state insurance regulators directly involved in a multistate targeted market conduct examination relating to claim-payment practices and compliance with unclaimed property laws. On December 28, 2012, the West Virginia Treasurer filed an action (West Virginia ex rel. John D. Perdue v. MetLife Insurance Company of Connecticut, Circuit Court of Putnam County) alleging that the Company violated the West Virginia Uniform Unclaimed Property Act, seeking to compel compliance with the Act, and seeking payment of unclaimed property, interest, and penalties. On November 14, 2012, the Treasurer filed a substantially identical suit against MLI-USA. On
 December 30, 2013, the court granted defendants' motions to dismiss all of the West Virginia Treasurer's actions. The Treasurer has filed a notice to appeal the dismissal order. At least one other jurisdiction is pursuing a similar market conduct examination. It is possible that other jurisdictions may pursue similar examinations, audits, or lawsuits and that such actions may result in additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws, administrative penalties, interest, and/or further changes to the Company's procedures. The Company is not currently able to estimate these additional possible costs.

  Sales Practices Claims

   Over the past several years, the Company has faced claims and regulatory inquires and investigations, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in these matters. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices matters.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

15. Contingencies, Commitments and Guarantees (continued)


  Summary

   Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

   It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although, in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

 Insolvency Assessments

   Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

   Assets and liabilities held for insolvency assessments were as follows:

                                                                 December 31,
                                                                ---------------
                                                                 2013    2012
                                                                ------- -------
                                                                 (In millions)
 Other Assets:
  Premium tax offset for future undiscounted assessments....... $    10 $    19
  Premium tax offsets currently available for paid assessments.      10       2
                                                                ------- -------
                                                                $    20 $    21
                                                                ======= =======
 Other Liabilities:
  Insolvency assessments....................................... $    14 $    37
                                                                ======= =======

   On September 1, 2011, the Department of Financial Services filed a liquidation plan for Executive Life Insurance Company of New York ("ELNY"), which had been under rehabilitation by the Liquidation Bureau since 1991. The plan involves the satisfaction of insurers' financial obligations under a number of state life and health insurance guaranty associations and also provides additional industry support for certain ELNY policyholders.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

         Notes to the Consolidated Financial Statements -- (Continued)

15. Contingencies, Commitments and Guarantees (continued)


Commitments

  Commitments to Fund Partnership Investments

    The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $956 million and $1.0 billion at December 31, 2013 and 2012, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  Mortgage Loan Commitments

    The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $147 million and $181 million at December 31, 2013 and 2012, respectively.

  Commitments to Fund Bank Credit Facilities and Private Corporate Bond Investments

    The Company commits to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $57 million and $144 million at December 31, 2013 and 2012, respectively.

  Other Commitments

    The Company has entered into collateral arrangements with affiliates, which require the transfer of collateral in connection with secured demand notes. At December 31, 2013 and 2012, the Company had agreed to fund up to $61 million and $86 million, respectively, of cash upon the request by these affiliates and had transferred collateral consisting of various securities with a fair market value of $74 million and $106 million, respectively, to custody accounts to secure the demand notes. Each of these affiliates is permitted by contract to sell or repledge this collateral.

    See Note 7 "-- Related Party Investment Transactions" for additional other commitments.

Guarantees

  In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. The maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, ranging from $36 million to $233 million, with a cumulative maximum of $269 million, in the case of MetLife International Insurance Company, Ltd. ("MLII"), a former affiliate, discussed below. In other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the

Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

  The Company has provided a guarantee on behalf of MLII that is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. Life insurance coverage in-force, representing the maximum potential obligation under this guarantee, was $233 million and $235 million at December 31, 2013 and 2012, respectively. The Company does not hold any collateral related to this guarantee, but has a recorded liability of $1 million that was based on the total account value of the guaranteed policies plus the amounts retained per policy at both December 31, 2013 and 2012. The remainder of the risk was ceded to external reinsurers.

  In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

16. Related Party Transactions

Service Agreements

  The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, personnel, investment advice and distribution services. For certain agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Expenses incurred with affiliates related to these agreements, recorded in other expenses, were $1.6 billion, $1.7 billion and $1.9 billion for the years ended December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $209 million, $179 million and $145 million for the years ended
December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in other revenues, were $186 million, $166 million and $136 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company had net payables to affiliates, related to the items discussed above, of $210 million and $109 million at December 31, 2013 and 2012, respectively.

  See Notes 6, 7 and 11 for additional information on related party transactions.

17. Subsequent Events

Equity

  In August 2014, in anticipation of the Mergers, MetLife Insurance Company of Connecticut redeemed and retired the 4,595,317 shares of MetLife Insurance Company of Connecticut's common stock owned by MetLife Investors Group, LLC for $1.4 billion; all of the outstanding shares of common stock of MetLife Insurance Company of Connecticut are now directly held by MetLife, Inc. MetLife Insurance Company of Connecticut does not expect to pay a dividend in 2014.

  In August 2014, following the common stock redemption, MetLife Insurance Company of Connecticut received a capital contribution from MetLife, Inc. of $231 million.

Disposition

  In May 2014, the Company completed the sale of its wholly-owned subsidiary, MAL, for $702 million ((Pounds)418 million) in net cash consideration. As a result of the sale, a loss of $608 million ($436 million, net of income tax) was recorded, which includes a reduction to goodwill of $112 million ($94 million, net of income tax). The loss on the sale was increased by net income from MAL of $77 million through the date of sale. Following the adoption of new guidance effective January 1, 2014, MAL's results of operations have been included in continuing operations in subsequent quarterly filings. They were historically included in the Corporate Benefit Funding segment.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule I
                    Consolidated Summary of Investments --
                   Other Than Investments in Related Parties
                               December 31, 2013
                                 (In millions)

                                                                                   Amount at
                                                    Cost or       Estimated Fair Which Shown on
Types of Investments                           Amortized Cost (1)     Value      Balance Sheet
--------------------                           ------------------ -------------- --------------
Fixed maturity securities:
 Bonds:
   U.S. Treasury and agency securities........    $         8,188  $     8,294    $       8,294
   Public utilities...........................              3,966        4,275            4,275
   State and political subdivision securities.              2,147        2,224            2,224
   Foreign government securities..............              1,038        1,122            1,122
   All other corporate bonds..................             19,512       20,478           20,478
                                                  ---------------  -----------    -------------
     Total bonds..............................             34,851       36,393           36,393
 Mortgage-backed and asset-backed securities..              8,214        8,393            8,393
 Redeemable preferred stock...................                412          466              466
                                                  ---------------  -----------    -------------
       Total fixed maturity securities........             43,477       45,252           45,252
                                                  ---------------  -----------    -------------
Equity securities:
Common stock:
 Industrial, miscellaneous and all other......                161          201              201
 Non-redeemable preferred stock...............                236          217              217
                                                  ---------------  -----------    -------------
     Total equity securities..................                397          418              418
                                                  ---------------  -----------    -------------
       Mortgage loans, net....................              7,718                         7,718
Policy loans..................................              1,219                         1,219
Real estate and real estate joint ventures....                754                           754
Other limited partnership interests...........              2,130                         2,130
Short-term investments........................              2,107                         2,107
Other invested assets.........................              2,555                         2,555
                                                  ---------------                 -------------
        Total investments.....................    $        60,357                 $      62,153
                                                  ===============                 =============

--------

(1)Cost or amortized cost for fixed maturity securities and mortgage loans represents original cost reduced by repayments, valuation allowances and impairments from other-than-temporary declines in estimated fair value that are charged to earnings and adjusted for amortization of premiums or discounts; for equity securities, cost represents original cost reduced by impairments from other-than-temporary declines in estimated fair value; for real estate, cost represents original cost reduced by impairments and adjusted for valuation allowances and depreciation; for real estate joint ventures and other limited partnership interests cost represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                        Condensed Financial Information
                             (Parent Company Only)
                          December 31, 2013 and 2012

                (In millions, except share and per share data)

                                                                                                                  2013
-                                                                                                               ---------
Condensed Balance Sheets
Assets
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $28,548 and $32,018, respectively)............................................................................................... $  29,690
  Equity securities available-for-sale, at estimated fair value (cost: $284 and $273, respectively)............       319
  Mortgage loans (net of valuation allowances of $19 and $22, respectively)....................................     4,224
  Policy loans.................................................................................................     1,068
  Real estate and real estate joint ventures...................................................................       419
  Other limited partnership interests..........................................................................     1,318
  Short-term investments, principally at estimated fair value..................................................     1,512
  Investment in subsidiaries...................................................................................     6,099
  Loans to subsidiaries........................................................................................       680
  Other invested assets, principally at estimated fair value...................................................     1,139
                                                                                                                ---------
   Total investments...........................................................................................    46,468
Cash and cash equivalents, principally at estimated fair value.................................................       417
Accrued investment income......................................................................................       287
Premiums, reinsurance and other receivables....................................................................     7,195
Receivables from subsidiaries..................................................................................       858
Deferred policy acquisition costs and value of business acquired...............................................     1,011
Current income tax recoverable.................................................................................        88
Goodwill.......................................................................................................       493
Other assets...................................................................................................       132
Separate account assets........................................................................................    16,036
                                                                                                                ---------
   Total assets................................................................................................ $  72,985
                                                                                                                =========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits......................................................................................... $  19,099
Policyholder account balances..................................................................................    22,387
Other policy-related balances..................................................................................       246
Payables for collateral under securities loaned and other transactions.........................................     4,811
Long-term debt -- affiliated...................................................................................       750
Current income tax payable.....................................................................................        --
Deferred income tax liability..................................................................................        16
Other liabilities..............................................................................................       852
Separate account liabilities...................................................................................    16,036
                                                                                                                ---------
   Total liabilities...........................................................................................    64,197
                                                                                                                ---------
Stockholders' Equity
Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317 shares issued and
 outstanding at December 31, 2013 and 2012.....................................................................        86
Additional paid-in capital.....................................................................................     6,737
Retained earnings..............................................................................................     1,076
Accumulated other comprehensive income (loss)..................................................................       889
                                                                                                                ---------
   Total stockholders' equity..................................................................................     8,788
                                                                                                                ---------
   Total liabilities and stockholders' equity.................................................................. $  72,985
                                                                                                                =========

                                                                                                                  2012
-                                                                                                               ---------
Condensed Balance Sheets
Assets
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $28,548 and $32,018, respectively)............................................................................................... $  35,152
  Equity securities available-for-sale, at estimated fair value (cost: $284 and $273, respectively)............       277
  Mortgage loans (net of valuation allowances of $19 and $22, respectively)....................................     4,703
  Policy loans.................................................................................................     1,086
  Real estate and real estate joint ventures...................................................................       371
  Other limited partnership interests..........................................................................     1,181
  Short-term investments, principally at estimated fair value..................................................     1,833
  Investment in subsidiaries...................................................................................     6,641
  Loans to subsidiaries........................................................................................       305
  Other invested assets, principally at estimated fair value...................................................     1,682
                                                                                                                ---------
   Total investments...........................................................................................    53,231
Cash and cash equivalents, principally at estimated fair value.................................................       553
Accrued investment income......................................................................................       316
Premiums, reinsurance and other receivables....................................................................     7,003
Receivables from subsidiaries..................................................................................       833
Deferred policy acquisition costs and value of business acquired...............................................       789
Current income tax recoverable.................................................................................        --
Goodwill.......................................................................................................       558
Other assets...................................................................................................       140
Separate account assets........................................................................................    15,238
                                                                                                                ---------
   Total assets................................................................................................ $  78,661
                                                                                                                =========
Liabilities and Stockholders' Equity
Liabilities
Future policy benefits......................................................................................... $  19,632
Policyholder account balances..................................................................................    24,039
Other policy-related balances..................................................................................       872
Payables for collateral under securities loaned and other transactions.........................................     6,477
Long-term debt -- affiliated...................................................................................       750
Current income tax payable.....................................................................................         3
Deferred income tax liability..................................................................................       266
Other liabilities..............................................................................................       824
Separate account liabilities...................................................................................    15,238
                                                                                                                ---------
   Total liabilities...........................................................................................    68,101
                                                                                                                ---------
Stockholders' Equity
Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317 shares issued and
 outstanding at December 31, 2013 and 2012.....................................................................        86
Additional paid-in capital.....................................................................................     6,718
Retained earnings..............................................................................................     1,356
Accumulated other comprehensive income (loss)..................................................................     2,400
                                                                                                                ---------
   Total stockholders' equity..................................................................................    10,560
                                                                                                                ---------
   Total liabilities and stockholders' equity.................................................................. $  78,661
                                                                                                                =========

        See accompanying notes to the condensed financial information.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                Condensed Financial Information -- (Continued)
                             (Parent Company Only)
             For the Years Ended December 31, 2013, 2012 and 2011
                                 (In millions)

                                                                        2013      2012      2011
                                                                      --------- --------- ---------
Condensed Statements of Operations
Revenues
Premiums............................................................. $     181 $     144 $     148
Universal life and investment-type product policy fees...............       645       662       632
Net investment income................................................     1,797     1,854     1,943
Equity in earnings of subsidiaries...................................       287       773       574
Other revenues.......................................................       147       151       154
Net investment gains (losses)........................................        54        20        14
Net derivative gains (losses)........................................     (105)     (140)       241
                                                                      --------- --------- ---------
 Total revenues......................................................     3,006     3,464     3,706
                                                                      --------- --------- ---------
Expenses
Policyholder benefits and claims.....................................       916       797       755
Interest credited to policyholder account balances...................       618       666       710
Goodwill impairment..................................................        66       327        --
Other expenses.......................................................       499       576       772
                                                                      --------- --------- ---------
 Total expenses......................................................     2,099     2,366     2,237
                                                                      --------- --------- ---------
Income (loss) from continuing operations before provision for income
  tax................................................................       907     1,098     1,469
Provision for income tax expense (benefit)...........................       187      (20)       295
                                                                      --------- --------- ---------
Income (loss) from continuing operations, net of income tax..........       720     1,118     1,174
Income (loss) from discontinued operations, net of income tax........        --         8        --
                                                                      --------- --------- ---------
Net income (loss).................................................... $     720 $   1,126 $   1,174
                                                                      ========= ========= =========
Comprehensive income (loss).......................................... $   (791) $   1,755 $   2,728
                                                                      ========= ========= =========

        See accompanying notes to the condensed financial information.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                Condensed Financial Information -- (Continued)
                             (Parent Company Only)
             For the Years Ended December 31, 2013, 2012 and 2011
                                 (In millions)

                                                                                2013        2012      2011
                                                                            ------------ ---------- ---------
Condensed Statements of Cash Flows
Cash flows from operating activities
  Net cash provided by (used in) operating activities...................... $        957 $    1,184 $     886
Cash flows from investing activities
  Sales, maturities, and repayments of:
    Fixed maturity securities..............................................       14,647     10,714    13,921
    Equity securities......................................................           56         46       163
    Mortgage loans.........................................................        1,154        845       552
    Real estate and real estate joint ventures.............................           58         47        12
    Other limited partnership interests....................................          102        154       159
  Purchases of:
    Fixed maturity securities..............................................     (11,000)   (10,729)  (11,658)
    Equity securities......................................................         (51)       (27)      (22)
    Mortgage loans.........................................................        (648)      (428)     (946)
    Real estate and real estate joint ventures.............................        (129)       (77)      (83)
    Other limited partnership interests....................................        (192)      (179)     (214)
  Cash received in connection with freestanding derivatives................           73        362       375
  Cash paid in connection with freestanding derivatives....................        (644)      (322)     (453)
  Dividends from subsidiaries..............................................           25         --        --
  Returns of capital from subsidiaries.....................................           52         84        49
  Capital contributions to subsidiaries....................................          (3)      (166)     (422)
  Issuances of loans to affiliates.........................................        (375)         --     (305)
  Net change in policy loans...............................................           18         15        26
  Net change in short-term investments.....................................          321      (251)     (487)
  Net change in other invested assets......................................         (39)       (50)      (16)
                                                                            ------------ ---------- ---------
Net cash provided by (used in) investing activities........................        3,425         38       651
                                                                            ------------ ---------- ---------
Cash flows from financing activities
  Policyholder account balances:
    Deposits...............................................................       12,156     11,577    14,151
    Withdrawals............................................................     (13,987)   (12,298)  (15,754)
  Net change in payables for collateral under securities loaned and other
   transactions............................................................      (1,666)        102     (482)
  Financing element on certain derivative instruments......................         (21)         75       127
  Return of capital........................................................           --         --      (47)
  Dividends on common stock................................................      (1,000)      (504)     (517)
                                                                            ------------ ---------- ---------
Net cash provided by (used in) financing activities........................      (4,518)    (1,048)   (2,522)
                                                                            ------------ ---------- ---------
Change in cash and cash equivalents........................................        (136)        174     (985)
Cash and cash equivalents, beginning of year...............................          553        379     1,364
                                                                            ------------ ---------- ---------
Cash and cash equivalents, end of year..................................... $        417 $      553 $     379
                                                                            ============ ========== =========
Supplemental disclosures of cash flow information:
  Net cash paid (received) for:
    Interest............................................................... $         64 $       64 $      64
                                                                            ============ ========== =========
    Income tax............................................................. $        120 $    (194) $    (66)
                                                                            ============ ========== =========
  Non-cash transactions:
    Capital contribution from MetLife, Inc................................. $         19 $       45 $      --
                                                                            ============ ========== =========
    Returns of capital from subsidiaries................................... $         -- $      202 $      --
                                                                            ============ ========== =========
    Capital contributions to subsidiaries.................................. $         16 $       31 $      --
                                                                            ============ ========== =========

        See accompanying notes to the condensed financial information.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule II
                 Notes to the Condensed Financial Information
                             (Parent Company Only)

1. Basis of Presentation

  The condensed financial information of MetLife Insurance Company of Connecticut (the "Parent Company") should be read in conjunction with the consolidated financial statements of MetLife Insurance Company of Connecticut and its subsidiaries and the notes thereto. These condensed unconsolidated financial statements reflect the results of operations, financial position and cash flows for the Parent Company. Investments in subsidiaries are accounted for using the equity method of accounting.

  The preparation of these condensed unconsolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to adopt accounting policies and make certain estimates and assumptions. The most important of these estimates and assumptions relate to the fair value measurements, the accounting for goodwill and identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits, which may affect the amounts reported in the condensed unconsolidated financial statements and accompanying notes. Actual results could differ from these estimates.

2. Support Agreement

  The Parent Company has entered into a net worth maintenance agreement with its indirect subsidiary, MetLife Assurance Limited ("MAL"), a United Kingdom company. Under the agreement, the Parent Company agreed, without limitation as to amount, to cause MAL to have capital and surplus equal to the greater of
(a) (Pounds)50 million, (b) such amount that will be sufficient to provide solvency cover equal to 175% of MAL's capital resources requirement as defined by applicable law and regulation as required by the Financial Services Authority of the United Kingdom (the "FSA") or any successor body, or (c) such amount that will be sufficient to provide solvency cover equal to 125% of MAL's individual capital guidance as defined by applicable law and regulation as required by the FSA or any successor body. As described in Note 17 of the Notes to the Consolidated Financial Statements, a subsidiary of MetLife Insurance Company of Connecticut reached an agreement to sell MAL to a third party. Upon the close of such sale, the Parent Company's obligations under this net worth maintenance agreement will terminate.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 Schedule III
               Consolidated Supplementary Insurance Information
                       December 31, 2013, 2012 and 2011
                                 (In millions)

                                    Future Policy Benefits
                             DAC          and Other        Policyholder
                             and        Policy-Related       Account        Unearned       Unearned
Segment                      VOBA          Balances          Balances   Premiums (1), (2) Revenue (1)
-------------------------- -------- ---------------------- ------------ ----------------- -----------
2013
Retail.................... $  4,698    $         10,345     $  25,499     $           9    $    156
Corporate Benefit Funding.        6              14,270         7,952                --           2
Corporate & Other.........       26               6,540             2                 4          --
                           --------    ----------------     ---------     -------------    --------
 Total.................... $  4,730    $         31,155     $  33,453     $          13    $    158
                           ========    ================     =========     =============    ========
2012
Retail.................... $  3,738    $          9,355     $  28,287     $           9    $    158
Corporate Benefit Funding.        8              15,078         8,688                --           2
Corporate & Other.........       --               6,288             1                 4          --
                           --------    ----------------     ---------     -------------    --------
 Total.................... $  3,746    $         30,721     $  36,976     $          13    $    160
                           ========    ================     =========     =============    ========
2011
Retail.................... $  4,080    $          7,915     $  30,001     $           7    $    184
Corporate Benefit Funding.       13              14,042         8,375                --           2
Corporate & Other.........      128               6,515         3,699                 5          72
                           --------    ----------------     ---------     -------------    --------
 Total.................... $  4,221    $         28,472     $  42,075     $          12    $    258
                           ========    ================     =========     =============    ========

--------

(1)Amounts are included within the future policy benefits and other policy-related balances column.

(2)Includes premiums received in advance.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 Schedule III
        Consolidated Supplementary Insurance Information -- (Continued)
                       December 31, 2013, 2012 and 2011
                                 (In millions)

                                                   Policyholder
                                                   Benefits and
                            Premium                 Claims and     Amortization of
                            Revenue      Net     Interest Credited  DAC and VOBA      Other
                           and Policy Investment  to Policyholder    Charged to     Operating
Segment                     Charges     Income   Account Balances  Other Expenses  Expenses (1)
-------------------------- ---------- ---------- ----------------- --------------- ------------
2013
Retail....................  $  2,688   $  1,515    $      1,875      $        44    $   1,341
Corporate Benefit Funding.       219      1,108             855                5           34
Corporate & Other.........        35        229              14                1          234
                            --------   --------    ------------      -----------    ---------
 Total....................  $  2,942   $  2,852    $      2,744      $        50    $   1,609
                            ========   ========    ============      ===========    =========
2012
Retail....................  $  2,716   $  1,434    $      2,031      $     1,023    $   1,381
Corporate Benefit Funding.       658      1,111           1,318               10           36
Corporate & Other.........       148        407             187                2          268
                            --------   --------    ------------      -----------    ---------
 Total....................  $  3,522   $  2,952    $      3,536      $     1,035    $   1,685
                            ========   ========    ============      ===========    =========
2011
Retail....................  $  2,596   $  1,360    $      1,984      $     1,149    $   1,268
Corporate Benefit Funding.     1,105      1,142           1,763                4           36
Corporate & Other.........        83        572             102                6          518
                            --------   --------    ------------      -----------    ---------
 Total....................  $  3,784   $  3,074    $      3,849      $     1,159    $   1,822
                            ========   ========    ============      ===========    =========

--------

(1)Includes other expenses, excluding amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA") charged to other expenses.

                   MetLife Insurance Company of Connecticut
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  Schedule IV
                           Consolidated Reinsurance
                       December 31, 2013, 2012 and 2011
                                 (In millions)

                                                                              % Amount
                               Gross Amount   Ceded    Assumed  Net Amount Assumed to Net
                               ------------ ---------- -------- ---------- --------------
2013
Life insurance in-force.......  $  466,650  $  424,836 $  7,273 $  49,087         14.8%
                                ==========  ========== ======== =========
Insurance premium
Life insurance................  $    1,327  $      737 $     10 $     600          1.7%
Accident and health insurance.         234         228       --         6           --
                                ----------  ---------- -------- ---------
 Total insurance premium......  $    1,561  $      965 $     10 $     606          1.7%
                                ==========  ========== ======== =========
2012
Life insurance in-force.......  $  428,803  $  391,045 $  7,750 $  45,508         17.0%
                                ==========  ========== ======== =========
Insurance premium
Life insurance................  $    1,815  $      572 $     11 $   1,254          0.9%
Accident and health insurance.         248         241       --         7           --
                                ----------  ---------- -------- ---------
 Total insurance premium......  $    2,063  $      813 $     11 $   1,261          0.9%
                                ==========  ========== ======== =========
2011
Life insurance in-force.......  $  378,153  $  340,477 $  8,085 $  45,761         17.7%
                                ==========  ========== ======== =========
Insurance premium
Life insurance................  $    2,180  $      366 $      7 $   1,821          0.4%
Accident and health insurance.         249         242       --         7           --
                                ----------  ---------- -------- ---------
 Total insurance premium......  $    2,429  $      608 $      7 $   1,828          0.4%
                                ==========  ========== ======== =========

  For the year ended December 31, 2013, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $269.9 billion and $7.3 billion, respectively, and life insurance premiums of $638 million and $
10 million, respectively. For the year ended December 31, 2012, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $237.2 billion and $7.8 billion, respectively, and life insurance premiums of $478 million and $11 million, respectively. For the year ended December 31, 2011, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $195.2 billion and $8.1 billion, respectively, and life insurance premiums of $286 million and $ 7 million, respectively.

MetLife Investors Insurance Company

Financial Statements

As of December 31, 2013 and 2012 and for the Years Ended December 31, 2013, 2012 and 2011 and Independent Auditors' Report

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of MetLife Investors Insurance Company:

We have audited the accompanying financial statements of MetLife Investors Insurance Company (a wholly-owned subsidiary of MetLife, Inc.) (the "Company"), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended
December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MetLife Investors Insurance Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Results of the Company may not be indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated companies.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
March 31, 2014

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                Balance Sheets
                          December 31, 2013 and 2012

                (In millions, except share and per share data)

                                                                                       2013        2012
                                                                                    ----------- -----------
Assets
Investments:
 Fixed maturity securities available-for-sale, at estimated fair value (amortized
   cost: $2,200 and $2,178, respectively).......................................... $     2,250 $     2,320
 Equity securities available-for-sale, at estimated fair value (cost: $46 and $48,
   respectively)...................................................................          45          45
 Mortgage loans (net of valuation allowances of $1 and $2, respectively)...........         286         284
 Policy loans......................................................................          27          27
 Other limited partnership interests...............................................          32          23
 Short-term investments, at estimated fair value...................................          75         139
 Other invested assets.............................................................          68          93
                                                                                    ----------- -----------
   Total investments...............................................................       2,783       2,931
Cash and cash equivalents..........................................................          24          27
Accrued investment income..........................................................          26          28
Premiums, reinsurance and other receivables........................................       1,829       2,485
Deferred policy acquisition costs and value of business acquired...................         291         148
Current income tax recoverable.....................................................           9           9
Other assets.......................................................................         110         115
Separate account assets............................................................      12,033      11,072
                                                                                    ----------- -----------
   Total assets.................................................................... $    17,105 $    16,815
                                                                                    =========== ===========
Liabilities and Stockholder's Equity
Liabilities
Future policy benefits............................................................. $       501 $       482
Policyholder account balances......................................................       2,748       3,077
Other policy-related balances......................................................         102         102
Payables for collateral under securities loaned and other transactions.............         266         238
Deferred income tax liability......................................................         192         326
Other liabilities..................................................................          94          78
Separate account liabilities.......................................................      12,033      11,072
                                                                                    ----------- -----------
   Total liabilities...............................................................      15,936      15,375
                                                                                    ----------- -----------
Contingencies, Commitments and Guarantees (Note 11)
Stockholder's Equity
 Common stock, par value $2 per share; 5,000,000 shares authorized;
   2,899,446 shares issued and outstanding.........................................           6           6
 Additional paid-in capital........................................................         636         636
 Retained earnings.................................................................         504         722
 Accumulated other comprehensive income (loss).....................................          23          76
                                                                                    ----------- -----------
   Total stockholder's equity......................................................       1,169       1,440
                                                                                    ----------- -----------
   Total liabilities and stockholder's equity...................................... $    17,105 $    16,815
                                                                                    =========== ===========

              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           Statements of Operations
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                     2013      2012     2011
                                                                  ---------- -------- --------
Revenues
Premiums......................................................... $       29 $     11 $      7
Universal life and investment-type product policy fees...........        202      198      204
Net investment income............................................        114      113      114
Fees on ceded reinsurance and other..............................         90       93      104
Net investment gains (losses):
  Other-than-temporary impairments on fixed maturity securities..         --      (2)       --
  Other net investment gains (losses)............................          1      (2)      (5)
                                                                  ---------- -------- --------
   Total net investment gains (losses)...........................          1      (4)      (5)
  Net derivative gains (losses)..................................      (442)      329      326
                                                                  ---------- -------- --------
     Total revenues..............................................        (6)      740      750
                                                                  ---------- -------- --------
Expenses
Policyholder benefits and claims.................................         48      100       59
Interest credited to policyholder account balances...............        113      118      127
Other expenses...................................................       (11)      229      259
                                                                  ---------- -------- --------
     Total expenses..............................................        150      447      445
                                                                  ---------- -------- --------
Income (loss) before provision for income tax....................      (156)      293      305
Provision for income tax expense (benefit).......................       (67)       94       90
                                                                  ---------- -------- --------
Net income (loss)................................................ $     (89) $    199 $    215
                                                                  ========== ======== ========


              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                   Statements of Comprehensive Income (Loss)
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                         2013      2012     2011
                                                                      ---------- -------- --------
Net income (loss).................................................... $     (89) $    199 $    215
Other comprehensive income (loss):
 Unrealized investment gains (losses), net of related offsets........       (80)       64       23
 Unrealized gains (losses) on derivatives............................        (2)      (1)       --
                                                                      ---------- -------- --------
Other comprehensive income (loss), before income tax.................       (82)       63       23
Income tax (expense) benefit related to items of other comprehensive
  income (loss)......................................................         29     (22)      (8)
                                                                      ---------- -------- --------
Other comprehensive income (loss), net of income tax.................       (53)       41       15
                                                                      ---------- -------- --------
Comprehensive income (loss).......................................... $    (142) $    240 $    230
                                                                      ========== ======== ========



              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      Statements of Stockholder's Equity
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                                                    Accumulated Other
                                                                                      Comprehensive
                                                                                      Income (Loss)
                                                                                  ----------------------
                                                                                     Net
                                                                                  Unrealized
                                                              Additional          Investment Other-Than-     Total
                                                       Common  Paid-in   Retained   Gains     Temporary  Stockholder's
                                                       Stock   Capital   Earnings  (Losses)  Impairments    Equity
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2010..........................     $6       $636   $  326      $  24        $(4)        $  988
Net income (loss).....................................                        215                                  215
Other comprehensive income (loss), net of income tax..                                    16         (1)            15
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2011..........................      6        636      541         40         (5)         1,218
Dividend on common stock..............................                       (18)                                 (18)
Net income (loss).....................................                        199                                  199
Other comprehensive income (loss), net of income tax..                                    39           2            41
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2012..........................      6        636      722         79         (3)         1,440
Dividend on common stock..............................                      (129)                                (129)
Net income (loss).....................................                       (89)                                 (89)
Other comprehensive income (loss), net of income tax..                                  (54)           1          (53)
                                                       ------ ---------- -------- ---------- ----------- -------------
Balance at December 31, 2013..........................     $6       $636   $  504      $  25        $(2)        $1,169
                                                       ====== ========== ======== ========== =========== =============


              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           Statements of Cash Flows
             For the Years Ended December 31, 2013, 2012 and 2011

                                 (In millions)

                                                      2013        2012        2011
                                                   ---------- ------------ ----------
Cash flows from operating activities
Net income (loss)................................. $     (89) $        199 $      215
Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities:
 Depreciation and amortization expenses...........          2            2          2
 Amortization of premiums and accretion of
   discounts associated with investments, net.....          3          (3)        (5)
 (Gains) losses on investments and derivatives,
   net............................................        437        (321)      (329)
 (Income) loss from equity method investments,
   net of dividends or distributions..............        (4)          (1)         --
 Interest credited to policyholder account
   balances.......................................        113          118        127
 Universal life and investment-type product
   policy fees....................................      (202)        (198)      (204)
 Change in accrued investment income..............          2            1        (4)
 Change in premiums, reinsurance and other
   receivables....................................         71           74        (6)
 Change in deferred policy acquisition costs and
   value of business acquired, net................      (135)          130        139
 Change in income tax.............................      (105)           68         91
 Change in other assets...........................        194          193        200
 Change in insurance-related liabilities and
   policy-related balances........................         19           94         34
 Change in other liabilities......................         10         (12)         14
                                                   ---------- ------------ ----------
Net cash provided by operating activities.........        316          344        274
                                                   ---------- ------------ ----------
Cash flows from investing activities
Sales, maturities and repayments of:
 Fixed maturity securities........................        794          909        696
 Equity securities................................          2            6          5
 Mortgage loans...................................         47           13          3
 Other limited partnership interests..............          1            1          4
Purchases of:
 Fixed maturity securities........................      (808)        (958)      (840)
 Equity securities................................         --         (13)       (13)
 Mortgage loans...................................       (49)         (72)       (98)
 Other limited partnership interests..............        (5)         (15)        (2)
Cash received in connection with freestanding
 derivatives......................................          1            5          1
Cash paid in connection with freestanding
 derivatives......................................       (12)          (1)         --
Issuances of loans to affiliates..................         --           --       (45)
Net change in policy loans........................        (1)          (1)          1
Net change in short-term investments..............         64         (70)       (12)
                                                   ---------- ------------ ----------
Net cash provided by (used in) investing
 activities.......................................         34        (196)      (300)
                                                   ---------- ------------ ----------
Cash flows from financing activities
Policyholder account balances:
 Deposits.........................................        632        1,077        725
 Withdrawals......................................      (882)      (1,155)      (732)
Net change in payables for collateral under
 securities loaned and other transactions.........         28         (87)         46
Dividend on common stock..........................      (129)         (18)         --
Other, net........................................        (2)           18         --
                                                   ---------- ------------ ----------
Net cash provided by (used in) financing
 activities.......................................      (353)        (165)         39
                                                   ---------- ------------ ----------
Change in cash and cash equivalents...............        (3)         (17)         13
Cash and cash equivalents, beginning of year......         27           44         31
                                                   ---------- ------------ ----------
Cash and cash equivalents, end of year............ $       24 $         27 $       44
                                                   ========== ============ ==========
Supplemental disclosures of cash flow information:
Net cash paid (received) for:
 Income tax....................................... $       34 $         27 $      (1)
                                                   ========== ============ ==========

              See accompanying notes to the financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       Notes to the Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

  MetLife Investors Insurance Company ("MLIIC"), a Missouri domiciled life insurance company (the "Company") is a wholly-owned subsidiary of MetLife, Inc. ("MetLife").

  The Company markets, administers and insures a broad range of term life, universal life and variable and fixed annuity products to individuals. The Company is licensed to conduct business in 49 states and the District of Columbia. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders.

  In the second quarter of 2013, MetLife, Inc. announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged consist of MetLife Insurance Company of Connecticut ("MICC"), MetLife Investors USA Insurance Company ("MLI-USA") and MLIIC, each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter Reassurance Company, Ltd. ("Exeter"), a reinsurance company that mainly reinsures guarantees associated with variable annuity products. MICC, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. Exeter, formerly a Cayman Islands company, was re-domesticated to Delaware in October 2013. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

Basis of Presentation

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

  Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

 Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

    .  such separate accounts are legally recognized;
    . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
    .  investments are directed by the contractholder; and

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

    . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

   The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of operations.

   The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees in the statements of operations.

 Reclassifications

   Certain amounts in the prior years' financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Financial Statements.

Summary of Significant Accounting Policies

  The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

Accounting Policy                                                                                   Note
--------------------------------------------------------------------------------------------------------
Insurance                                                                                              2
--------------------------------------------------------------------------------------------------------
Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles     3
--------------------------------------------------------------------------------------------------------
Reinsurance                                                                                            4
--------------------------------------------------------------------------------------------------------
Investments                                                                                            5
--------------------------------------------------------------------------------------------------------
Derivatives                                                                                            6
--------------------------------------------------------------------------------------------------------
Fair Value                                                                                             7
--------------------------------------------------------------------------------------------------------
Income Tax                                                                                            10
--------------------------------------------------------------------------------------------------------
Litigation Contingencies                                                                              11

Insurance

  Future Policy Benefit Liabilities and Policyholder Account Balances

    The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long duration insurance contracts, assumptions such as mortality and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

    The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

    Policyholder account balances ("PABs") relate to contract or contract features where the Company has no significant insurance risk.

    The Company issues certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

    Guarantees accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDBs"), the portion of guaranteed minimum income benefits ("GMIBs") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWBs").

    Guarantees accounted for as embedded derivatives in PABs include the non life-contingent portion of GMWBs, guaranteed minimum accumulation benefits ("GMABs") and the portion of GMIBs that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other Policy-Related Balances

    Other policy-related balances include policy and contract claims and unearned revenue liabilities.

    The liability for policy and contract claims generally relates to incurred but not reported death claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  of incurred but not reported claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

    The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to deferred policy acquisition costs ("DAC") as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenues and Deposits

    Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

    Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related PABs.

    Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

 Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

   The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

    .  incremental direct costs of contract acquisition, such as commissions;
    . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed; and
    . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

    All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    Value of business acquired ("VOBA") is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future policy and contract charges, premiums, mortality, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

  DAC and VOBA are amortized as follows:

 Products:                              In proportion to the following over
                                        estimated lives of the contracts:
 -----------------------------------------------------------------------------
 .  Fixed and variable universal life   Actual and expected future gross
    contracts                           profits.
 .  Fixed and variable deferred
    annuity contracts

   See Note 3 for additional information on DAC and VOBA amortization.

   The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

   The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potential recoverability issue exists, the Company reviews deferred sales inducements to determine the recoverability of the asset.

 Reinsurance

   For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

   For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid, and the liabilities ceded related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing the DAC related to the

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

 underlying reinsured contracts. Subsequent amounts paid on the reinsurance of in-force blocks, as well as amounts paid related to new business, are recorded as ceded premiums and ceded premiums, reinsurance and other receivables are established.

   Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

   Premiums, fees and policyholder benefits and claims are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in fees on ceded reinsurance and other. With respect to GMIBs, a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses).

   If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as fees on ceded reinsurance and other or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through fees on ceded reinsurance and other or other expenses, as appropriate.

 Investments

  Net Investment Income and Net Investment Gains (Losses)

    Income on investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses).

  Fixed Maturity and Equity Securities

    The Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

    Interest income on fixed maturity securities is recognized when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned. Dividends on equity securities are recognized when declared.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 5 "-- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

    For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
  (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exist, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors is recorded in OCI.

    With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value.

  Mortgage Loans

    The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting policies that are applicable to all portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 5.

    Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

  Policy Loans

    Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal or interest on the loan is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

  Other Limited Partnership Interests

    The Company uses the equity method of accounting for investments in equity securities when it has significant influence or at least 20% interest and other limited partnership interests ("investees") when it has

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  more than a minor ownership interest or more than a minor influence over the investee's operations, but does not have a controlling financial interest. The Company generally recognizes its share of the investee's earnings on a three-month lag in instances where the investee's financial information is not sufficiently timely or when the investee's reporting period differs from the Company's reporting period.

    The Company uses the cost method of accounting for investments in which it has virtually no influence over the investee's operations. The Company recognizes distributions on cost method investments as earned or received. Because of the nature and structure of these cost method investments, they do not meet the characteristics of an equity security in accordance with applicable accounting standards.

    The Company routinely evaluates its equity method and cost method investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. The Company considers its cost method investments for impairment when the carrying value of such investments exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when determining whether the cost method investment is impaired.

  Short-term Investments

    Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value.

  Other Invested Assets

    Other invested assets consist principally of the following:

    . Loans to affiliates are stated at unpaid principal balance, adjusted for any unamortized premium or discount.
    . Freestanding derivatives with positive estimated fair values are described in "--Derivatives" below.

  Securities Lending Program

    Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with the securities lending transactions may not be sold or repledged, unless the counterparty is in default, and is not reflected in the financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and additional collateral is obtained as necessary. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Derivatives

  Freestanding Derivatives

    Freestanding derivatives are carried in the Company's balance sheets either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

    Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in other invested assets or other liabilities.

    If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses).

  Hedge Accounting

    To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

   . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability)--in net derivative gains (losses), consistent with the change in fair value of the hedged item attributable to the designated risk being hedged.

   . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability)--effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

    The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of operations within interest income or interest expense to match the location of the hedged item.

    In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


    The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

    When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statements of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

    When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

    In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value in the balance sheets, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

  Embedded Derivatives

    The Company sells variable annuities and issues certain insurance products and investment contracts and is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

   . the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;
   . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and
   . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

    Such embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

  Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

 Fair Value

   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

   Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of assets and liabilities.

 Goodwill

   Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired which represents the future economic benefits arising from such net assets acquired that could not be individually identified. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

   Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. Management has concluded that the Company has one reporting unit.

   For purposes of goodwill impairment testing, if the carrying value of a reporting unit exceeds its estimated fair value, there may be an indication of impairment. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business combination. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

   In performing the Company's goodwill impairment test, the estimated fair value of the reporting unit is determined using a market multiple approach. When further corroboration is required, the Company uses a discounted cash flow approach. The Company may use additional valuation methodologies when appropriate.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting unit include projected operating earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, the account value of in-force business, projections of new and renewal business, as well as margins on such business, the level of interest rates, credit spreads, equity market levels, and the discount rate that the Company believes is appropriate for the reporting unit.

   The Company applies significant judgment when determining the estimated fair value of its reporting unit. The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting unit could result in goodwill impairments in future periods which could adversely affect the Company's results of operations or financial position.

   In 2013, the Company performed its annual goodwill impairment test using the market multiple valuation approach. The analysis results indicated that the fair value of the reporting unit was in excess of its carrying value and, therefore, goodwill was not impaired. On an ongoing basis, the Company evaluates potential triggering events that may affect the estimated fair value of the Company's reporting unit to assess whether any goodwill impairment exists. Deteriorating or adverse market conditions may have an impact on the estimated fair value and could result in future impairments of goodwill. The Company has no accumulated goodwill impairment as of December 31, 2013. Goodwill was $33 million at both December 31, 2013 and 2012.

 Income Tax

   The Company joined with MetLife and its includable subsidiaries in filing a consolidated U.S. life and non-life federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Current taxes (and the benefits of tax attributes such as losses) are allocated to the Company under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife has elected the "percentage method" (and 100 percent under such method) of reimbursing companies for tax attributes such as losses. As a result, 100 percent of tax attributes such as losses are reimbursed by MetLife to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes such as losses. Profitable subsidiaries pay to MetLife each year the federal income tax which such profitable subsidiary would have paid that year based upon that year's taxable income. If the Company has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by the Company when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if the Company would not have realized the attributes on a stand-alone basis under a "wait and see" method.

   The Company's accounting for income taxes represents management's best estimate of various events and transactions.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


   Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

   The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

  . future taxable income exclusive of reversing temporary differences and carryforwards;
  .  future reversals of existing taxable temporary differences;
  . taxable income in prior carryback years; and . tax planning strategies.

   The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

   The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

   The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

 Litigation Contingencies

   The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On an annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)


 Other Accounting Policies

  Cash and Cash Equivalents

    The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

  Computer Software

    Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $15 million and $14 million at December 31, 2013 and 2012, respectively. Accumulated amortization of capitalized software was $8 million and $6 million at December 31, 2013 and 2012, respectively. Related amortization expense was $2 million for each of the years ended December 31, 2013, 2012 and 2011.

  Fees on Ceded Reinsurance and Other

    Fees on ceded reinsurance and other primarily include, in addition to items described elsewhere herein, fee income on financial reinsurance agreements. Such fees are recognized in the period in which services are performed.

Adoption of New Accounting Pronouncements

  Effective July 17, 2013, the Company adopted new guidance regarding derivatives that permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the United States Treasury and London Interbank Offered Rate. Also, this new guidance removes the restriction on using different benchmark rates for similar hedges. The new guidance did not have a material impact on the financial statements upon adoption, but may impact the selection of benchmark interest rates for hedging relationships in the future.

  Effective January 1, 2013, the Company adopted new guidance regarding comprehensive income that requires an entity to provide information about the amounts reclassified out of accumulated OCI ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The adoption was prospectively applied and resulted in additional disclosures in Note 8.

  Effective January 1, 2013, the Company adopted new guidance regarding balance sheet offsetting disclosures which requires an entity to disclose information about offsetting and related arrangements for derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

borrowing and lending transactions, to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The adoption was retrospectively applied and resulted in additional disclosures related to derivatives in Note 6.

  On January 1, 2012, the Company adopted new guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. As a result, certain sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

  On January 1, 2012, the Company adopted new guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholder's equity. The Company adopted the two-statement approach for annual financial statements.

  Effective January 1, 2012, the Company adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the amendments clarify the Financial Accounting Standards Board's ("FASB") intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company's financial statements other than the expanded disclosures in Note 7.

Future Adoption of New Accounting Pronouncements

  In February 2013, the FASB issued new guidance regarding liabilities (Accounting Standards Update 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date), effective retrospectively for fiscal years beginning after December 15, 2013 and interim periods within those years. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligation. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance


Insurance Liabilities

  Future policy benefits are measured as follows:

   Product Type:                      Measurement Assumptions:
   -------------------------------------------------------------------------
   Nonparticipating life              Aggregate of the present value of
                                      expected future benefit payments and
                                      related expenses less the present
                                      value of expected future net
                                      premiums. Assumptions as to mortality
                                      and persistency are based upon the
                                      Company's experience when the basis
                                      of the liability is established.
                                      Interest rate assumptions for the
                                      aggregate future policy benefit
                                      liabilities are 5%.
   -------------------------------------------------------------------------
   Traditional fixed annuities after  Present value of expected future
   annuitization                      payments. Interest rate assumptions
                                      used in establishing such liabilities
                                      range from 3% to 8%.
   -------------------------------------------------------------------------

  PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and (ii) credited interest, ranging from 1% to 8%, less expenses, mortality charges and withdrawals.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


Guarantees

  The Company issues variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWBs and the portion of certain GMIBs that does not require annuitization are accounted for as embedded derivatives in PABs and are further discussed in Note 6. Guarantees accounted for as insurance liabilities include:

    Guarantee:                                 Measurement Assumptions:
    ------------------------------------------------------------------------
    GMDBs  .  A return of purchase payment  .  Present value of expected
              upon death even if the           death benefits in excess of
              account value is reduced to      the projected account
              zero.                            balance recognizing the
                                               excess ratably over the
                                               accumulation period based on
                                               the present value of total
                                               expected assessments.

           .  An enhanced death benefit     .  Assumptions are consistent
              may be available for an          with those used for
              additional fee.                  amortizing DAC, and are thus
                                               subject to the same
                                               variability and risk.

                                            .  Investment performance and
                                               volatility assumptions are
                                               consistent with the
                                               historical experience of the
                                               appropriate underlying
                                               equity index, such as the
                                               Standard & Poor's Ratings
                                               Services ("S&P") 500 Index.

                                            .  Benefit assumptions are
                                               based on the average
                                               benefits payable over a
                                               range of scenarios.
    ------------------------------------------------------------------------
    GMIBs  .  After a specified period of   .  Present value of expected
              time determined at the time      income benefits in excess of
              of issuance of the variable      the projected account
              annuity contract, a minimum      balance at any future date
              accumulation of purchase         of annuitization and
              payments, even if the            recognizing the excess
              account value is reduced to      ratably over the
              zero, that can be annuitized     accumulation period based on
              to receive a monthly income      present value of total
              stream that is not less than     expected assessments.
              a specified amount.
           .  Certain contracts also        .  Assumptions are consistent
              provide for a guaranteed         with those used for
              lump sum return of purchase      estimating GMDB liabilities.
              premium in lieu of the
              annuitization benefit.

                                            .  Calculation incorporates an
                                               assumption for the
                                               percentage of the potential
                                               annuitizations that may be
                                               elected by the
                                               contractholder.
    ------------------------------------------------------------------------
    GMWBs  .  A return of purchase payment  .  Expected value of the life
              via partial withdrawals,         contingent payments and
              even if the account value is     expected assessments using
              reduced to zero, provided        assumptions consistent with
              that cumulative withdrawals      those used for estimating
              in a contract year do not        the GMDB liabilities.
              exceed a certain limit.

           .  Certain contracts include
              guaranteed withdrawals that
              are life contingent.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


  Information regarding the liabilities for guarantees (excluding base policy liabilities and embedded derivatives) relating to annuity contracts was as follows:

                                            Annuity Contracts
                                            ----------------
                                             GMDBs    GMIBs    Total
                                            -------  -------- --------
                                                  (In millions)
           Direct
           Balance at January 1, 2011...... $    32  $     88 $    120
           Incurred guaranteed benefits....      17        31       48
           Paid guaranteed benefits........     (7)        --      (7)
                                            -------  -------- --------
           Balance at December 31, 2011....      42       119      161
           Incurred guaranteed benefits....      10        98      108
           Paid guaranteed benefits........     (9)        --      (9)
                                            -------  -------- --------
           Balance at December 31, 2012....      43       217      260
           Incurred guaranteed benefits....      11         1       12
           Paid guaranteed benefits........     (5)        --      (5)
                                            -------  -------- --------
           Balance at December 31, 2013.... $    49  $    218 $    267
                                            =======  ======== ========
           Ceded
           Balance at January 1, 2011...... $    32  $     30 $     62
           Incurred guaranteed benefits....      17        11       28
           Paid guaranteed benefits........     (7)        --      (7)
                                            -------  -------- --------
           Balance at December 31, 2011....      42        41       83
           Incurred guaranteed benefits....      10        34       44
           Paid guaranteed benefits........     (9)        --      (9)
                                            -------  -------- --------
           Balance at December 31, 2012....      43        75      118
           Incurred guaranteed benefits....      11         1       12
           Paid guaranteed benefits........     (5)        --      (5)
                                            -------  -------- --------
           Balance at December 31, 2013.... $    49  $     76 $    125
                                            =======  ======== ========
           Net
           Balance at January 1, 2011...... $    --  $     58 $     58
           Incurred guaranteed benefits....      --        20       20
           Paid guaranteed benefits........      --        --       --
                                            -------  -------- --------
           Balance at December 31, 2011....      --        78       78
           Incurred guaranteed benefits....      --        64       64
           Paid guaranteed benefits........      --        --       --
                                            -------  -------- --------
           Balance at December 31, 2012....      --       142      142
           Incurred guaranteed benefits....      --        --       --
           Paid guaranteed benefits........      --        --       --
                                            -------  -------- --------
           Balance at December 31, 2013.... $    --  $    142 $    142
                                            =======  ======== ========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


  Account balances of contracts with insurance guarantees were invested in separate account asset classes as follows at:

                                          December 31,
                                       -------------------
                                         2013      2012
                                       --------- ---------
                                          (In millions)
                      Fund Groupings:
                      Balanced........ $   7,255 $   6,507
                      Equity..........     4,086     3,816
                      Bond............       551       588
                      Money Market....        98       118
                                       --------- ---------
                       Total.......... $  11,990 $  11,029
                                       ========= =========

  Based on the type of guarantee, the Company defines net amount at risk as listed below. These amounts include direct business, but exclude offsets from hedging or reinsurance, if any.

 Variable Annuity Guarantees

  In the Event of Death

    Defined as the death benefit less the total contract account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date and includes any additional contractual claims associated with riders purchased to assist with covering income taxes payable upon death.

  At Annuitization

    Defined as the amount (if any) that would be required to be added to the total contract account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date, even though the contracts contain terms that allow annuitization of the guaranteed amount only after the 10th anniversary of the contract, which not all contractholders have achieved.

    Information regarding the types of guarantees relating to annuity contracts was as follows at:

                                                                 December 31,
                                           ---------------------------------------------------------
                                                       2013                         2012
                                           ---------------------------- ----------------------------
                                               In the          At           In the          At
                                           Event of Death Annuitization Event of Death Annuitization
                                           -------------- ------------- -------------- -------------
                                                                 (In millions)
Annuity Contracts (1)
Variable Annuity Guarantees
Total contract account value..............  $    13,348    $     8,712   $    12,309    $     7,963
Separate account value....................  $    12,841    $     8,470   $    11,797    $     7,715
Net amount at risk........................  $       327    $       116   $       594    $       554
Average attained age of contractholders...     67 years       66 years      66 years       65 years

--------

(1)The Company's annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

2. Insurance (continued)


Obligations Under Funding Agreements

  MLIIC is a member of the Federal Home Loan Bank ("FHLB") of Des Moines. Holdings of the FHLB of Des Moines common stock, included in equity securities, were as follows at:

                                              December 31,
                                              -------------
                                              2013   2012
                                              -----  -----
                                              (In millions)
                       FHLB of Des Moines.... $  26  $  28

  The Company has also entered into funding agreements with the FHLB of Des Moines. The liability for such funding agreements is included in PABs. Information related to such funding agreements was as follows at:

                                     Liability        Collateral
                                   ------------- ---------------------
                                              December 31,
                                   -----------------------------------
                                    2013   2012     2013       2012
                                   ------ ------ ---------- ----------
                                              (In millions)
         FHLB of Des Moines (1)... $  405 $  405 $  477 (2) $  604 (2)

--------

(1)Represents funding agreements issued to the FHLB of Des Moines in exchange for cash and for which the FHLB of Des Moines has been granted a lien on certain assets, some of which are in the custody of the FHLB of Des Moines, including residential mortgage-backed securities ("RMBS"), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of the FHLB of Des Moines as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, the FHLB of Des Moines' recovery on the collateral is limited to the amount of the Company's liability to the FHLB of Des Moines.

(2)Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

Separate Accounts

  Separate account assets and liabilities consist of pass-through separate accounts totaling $12.0 billion and $11.1 billion at December 31, 2013 and 2012, respectively, for which the policyholder assumes all investment risk.

  For the years ended December 31, 2013, 2012 and 2011, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles

  See Note 1 for a description of capitalized acquisition costs.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles (continued)


Fixed and Variable Universal Life Contracts and Fixed and Variable Deferred Annuity Contracts

  The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

Factors Impacting Amortization

  Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross profits. These assumptions primarily relate to investment returns, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

  Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles (continued)

within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Amortization of DAC and VOBA is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

  Information regarding DAC and VOBA was as follows:

                                                                     Years Ended December 31,
                                                                     ------------------------
                                                                      2013     2012    2011
                                                                      ------  ------  ------
                                                                        (In millions)
DAC
Balance at January 1,............................................... $   97   $  220  $  352
Capitalizations.....................................................      6       19      34
Amortization related to:
  Net investment gains (losses) and net derivative gains (losses)...    122     (96)    (84)
  Other expenses....................................................   (27)     (38)    (76)
                                                                      ------  ------  ------
   Total amortization...............................................     95    (134)   (160)
                                                                      ------  ------  ------
Unrealized investment gains (losses)................................      8      (8)     (6)
Other (1)...........................................................     38       --      --
                                                                      ------  ------  ------
Balance at December 31,.............................................    244       97     220
                                                                      ------  ------  ------
VOBA
Balance at January 1,...............................................     51       66      79
  Total amortization related to other expenses......................    (6)     (14)    (12)
Unrealized investment gains (losses)................................      2      (1)     (1)
                                                                      ------  ------  ------
Balance at December 31,.............................................     47       51      66
                                                                      ------  ------  ------
Total DAC and VOBA
Balance at December 31,............................................. $  291   $  148  $  286
                                                                      ======  ======  ======

--------

(1)The year ended December 31, 2013 includes $38 million that was reclassified to DAC from premiums, reinsurance and other receivables. The amounts reclassified relate to an affiliated reinsurance agreement accounted for using the deposit method of accounting and represent the DAC amortization on the expense allowances ceded on the agreement from inception. These amounts were previously included in the calculated value of the deposit receivable on this agreement and recorded within premiums, reinsurance and other receivables.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

3. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Policy-Related Intangibles (continued)


  Information regarding other policy-related intangibles was as follows:

                                             Years Ended December 31,
                                             ------------------------
                                             2013     2012    2011
                                              -----    -----   -----
                                               (In millions)
                 Deferred Sales Inducements
                 Balance at January 1,...... $  65    $  71   $  84
                 Capitalization.............    --        1       3
                 Amortization...............   (2)      (7)    (16)
                                              -----    -----   -----
                 Balance at December 31,.... $  63    $  65   $  71
                                              =====    =====   =====

  The estimated future amortization expense to be reported in other expenses for the next five years is as follows:

                                                     VOBA
                                                 -------------
                                                 (In millions)
                  2014.......................... $          12
                  2015.......................... $          10
                  2016.......................... $           9
                  2017.......................... $           6
                  2018.......................... $           6

4. Reinsurance

  The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products. The Company participates in reinsurance activities in order to limit losses and minimize exposure to significant risks.

  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 5.

  For its individual life insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics.

  The Company currently reinsures 100% of the living and death benefit guarantees issued in connection with its variable annuities to affiliated reinsurers. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The Company also reinsures 90% of its fixed annuities to an affiliated reinsurer. The value of the embedded

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

4. Reinsurance (continued)

derivatives on the ceded risk is determined using a methodology consistent with the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  The Company has exposure to catastrophes which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

  The Company reinsures its remaining business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2013 and 2012, were not significant.

  The Company had $6 million and $8 million of unsecured unaffiliated ceded reinsurance recoverable balances at December 31, 2013 and 2012, respectively. Of these totals, 100% were with the Company's five largest unaffiliated ceded reinsurers at both December 31, 2013 and 2012.

  The amounts in the statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                                  Years Ended December 31,
                                                                  -----------------------
                                                                   2013     2012    2011
                                                                  -------  ------- -------
                                                                       (In millions)
Premiums
  Direct premiums................................................ $    30  $    12 $     8
  Reinsurance ceded..............................................     (1)      (1)     (1)
                                                                  -------  ------- -------
   Net premiums.................................................. $    29  $    11 $     7
                                                                  =======  ======= =======
Universal life and investment-type product policy fees
  Direct universal life and investment-type product policy fees.. $   244  $   237 $   240
  Reinsurance ceded..............................................    (42)     (39)    (36)
                                                                  -------  ------- -------
   Net universal life and investment-type product policy fees.... $   202  $   198 $   204
                                                                  =======  ======= =======
Fees on ceded reinsurance and other
  Direct fees on ceded reinsurance and other..................... $    25  $    25 $    26
  Reinsurance ceded..............................................      65       68      78
                                                                  -------  ------- -------
   Net fees on ceded reinsurance and other....................... $    90  $    93 $   104
                                                                  =======  ======= =======
Policyholder benefits and claims
  Direct policyholder benefits and claims........................ $    61  $   144 $    92
  Reinsurance ceded..............................................    (13)     (44)    (33)
                                                                  -------  ------- -------
   Net policyholder benefits and claims.......................... $    48  $   100 $    59
                                                                  =======  ======= =======

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

4. Reinsurance (continued)


  The amounts in the balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                         December 31,
                                       -------------------------------------------------
                                                 2013                     2012
                                       ------------------------ ------------------------
                                                        Total                    Total
                                                       Balance                  Balance
                                       Direct  Ceded    Sheet   Direct  Ceded    Sheet
                                       ------ -------- -------- ------ -------- --------
                                                         (In millions)
Assets
Premiums, reinsurance and other
  receivables......................... $   26 $  1,803 $  1,829 $   26 $  2,459 $  2,485
Deferred policy acquisition costs and
  value of business acquired..........    311     (20)      291    207     (59)      148
                                       ------ -------- -------- ------ -------- --------
 Total assets......................... $  337 $  1,783 $  2,120 $  233 $  2,400 $  2,633
                                       ====== ======== ======== ====== ======== ========

  Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. Deposit assets and deposit liabilities, if any, are the result of affiliated reinsurance transactions. See " Related Party Reinsurance Transactions."

Related Party Reinsurance Transactions

  The Company has reinsurance agreements with certain MetLife subsidiaries, including Metropolitan Life Insurance Company, General American Life Insurance Company, Exeter and MICC, all of which are related parties.

  Information regarding the significant effects of affiliated reinsurance included in the statements of operations was as follows:

                                                        Years Ended December 31,
                                                        -----------------------
                                                         2013     2012    2011
                                                        -------  ------- -------
                                                             (In millions)
Premiums
Reinsurance ceded...................................... $    --  $   (1) $    --
Universal life and investment-type product policy fees
Reinsurance ceded...................................... $  (41)  $  (39) $  (35)
Fees on ceded reinsurance and other
Reinsurance ceded...................................... $    65  $    68 $    78
Policyholder benefits and claims
Reinsurance ceded...................................... $  (13)  $  (44) $  (31)

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

4. Reinsurance (continued)


  Information regarding the significant effects of ceded affiliated reinsurance included in the balance sheets was as follows at:

                                                                       December 31,
                                                                     -----------------
                                                                       2013     2012
                                                                     -------- --------
                                                                       (In millions)
Assets
Premiums, reinsurance and other receivables......................... $  1,798 $  2,451
Deferred policy acquisition costs and value of business acquired....     (20)     (59)
                                                                     -------- --------
  Total assets...................................................... $  1,778 $  2,392
                                                                     ======== ========

  The Company ceded risks to affiliates related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within premiums, reinsurance and other receivables and were assets of $376 million and $959 million at December 31, 2013 and 2012, respectively. Net derivative gains (losses) associated with the embedded derivatives were ($639) million, $190 million and $380 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts and irrevocable letters of credit. The Company had $1.3 billion and $1.4 billion of unsecured affiliated reinsurance recoverable balances at December 31, 2013 and 2012, respectively.

  Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $1.3 billion and $1.4 billion at December 31, 2013 and 2012, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2013 and 2012.

5. Investments

  See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of variable interest entities ("VIEs"). The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


  The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity and Equity Securities AFS

 Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate fixed maturity securities and non-redeemable preferred stock is reported within equity securities. Included within fixed maturity securities are structured securities including RMBS, commercial mortgage-backed securities ("CMBS") and ABS.

                                                December 31, 2013                          December 31, 2012
                                    ------------------------------------------ ------------------------------------------
                                                 Gross Unrealized                           Gross Unrealized
                                     Cost or  ---------------------- Estimated  Cost or  ---------------------- Estimated
                                    Amortized       Temporary  OTTI    Fair    Amortized       Temporary  OTTI    Fair
                                      Cost    Gains  Losses   Losses   Value     Cost    Gains  Losses   Losses   Value
                                    --------- ----- --------- ------ --------- --------- ----- --------- ------ ---------
                                                                        (In millions)
Fixed maturity securities
U.S. corporate.....................  $   825  $ 55    $  8     $ --   $   872   $   913  $  87   $  1     $ --   $   999
U.S. Treasury and agency...........      469     2      14       --       457       391      6     --       --       397
RMBS...............................      312    12       7        5       312       286     21      4        6       297
CMBS...............................      293     8       4       --       297       302     17     --       --       319
Foreign corporate..................      223     9       3       --       229       209     14      1       --       222
ABS................................       51     2      --       --        53        51      4      1       --        54
State and political subdivision....       17     2      --       --        19        17      3     --       --        20
Foreign government.................       10     1      --       --        11         9      3     --       --        12
                                     -------  ----    ----     ----   -------   -------  -----   ----     ----   -------
 Total fixed maturity securities...  $ 2,200  $ 91    $ 36     $  5   $ 2,250   $ 2,178  $ 155   $  7     $  6   $ 2,320
                                     =======  ====    ====     ====   =======   =======  =====   ====     ====   =======
Equity securities
Common stock.......................  $    26  $ --    $ --     $ --   $    26   $    28  $  --   $ --     $ --   $    28
Non-redeemable preferred stock.....       20    --       1       --        19        20     --      3       --        17
                                     -------  ----    ----     ----   -------   -------  -----   ----     ----   -------
 Total equity securities...........  $    46  $ --    $  1     $ --   $    45   $    48  $  --   $  3     $ --   $    45
                                     =======  ====    ====     ====   =======   =======  =====   ====     ====   =======

   The Company held non-income producing fixed maturity securities with an estimated fair value of less than $1 million with unrealized gains (losses) of less than $1 million at both December 31, 2013 and 2012.

 Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

   Amortization of premium and accretion of discount on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Maturities of Fixed Maturity Securities

   The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

                                                            December 31,
                                              -----------------------------------------
                                                      2013                 2012
                                              -------------------- --------------------
                                              Amortized Estimated  Amortized Estimated
                                                Cost    Fair Value   Cost    Fair Value
                                              --------- ---------- --------- ----------
                                                            (In millions)
Due in one year or less...................... $    240   $    242  $    306   $    308
Due after one year through five years........      487        512       446        476
Due after five years through ten years.......      566        595       588        657
Due after ten years..........................      251        239       199        209
                                              --------   --------  --------   --------
  Subtotal...................................    1,544      1,588     1,539      1,650
Structured securities (RMBS, CMBS and ABS)...      656        662       639        670
                                              --------   --------  --------   --------
  Total fixed maturity securities............ $  2,200   $  2,250  $  2,178   $  2,320
                                              ========   ========  ========   ========

   Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. RMBS, CMBS and ABS are shown separately, as they are not due at a single maturity.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Continuous Gross Unrealized Losses for Fixed Maturity and Equity Securities AFS by Sector

   The following table presents the estimated fair value and gross unrealized losses of fixed maturity and equity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position.

                                              December 31, 2013                         December 31, 2012
                                  ----------------------------------------- -----------------------------------------
                                                       Equal to or Greater                       Equal to or Greater
                                  Less than 12 Months     than 12 Months    Less than 12 Months     than 12 Months
                                  -------------------- -------------------- -------------------- --------------------
                                  Estimated   Gross    Estimated   Gross    Estimated   Gross    Estimated   Gross
                                    Fair    Unrealized   Fair    Unrealized   Fair    Unrealized   Fair    Unrealized
                                    Value     Losses     Value     Losses     Value     Losses     Value     Losses
                                  --------- ---------- --------- ---------- --------- ---------- --------- ----------
                                                      (In millions, except number of securities)
Fixed maturity securities
U.S. corporate...................  $   84     $   7      $  13     $   1      $  20      $  1      $   9     $  --
U.S. Treasury and agency.........     169        14         --        --         60        --         --        --
RMBS.............................      84         4         34         8         --        --         49        10
CMBS.............................      73         4         --        --          4        --         15        --
Foreign corporate................      27         2          7         1          2        --          7         1
ABS..............................       7        --          5        --         --        --          5         1
Foreign government...............       1        --          1        --          1        --         --        --
                                   ------     -----      -----     -----      -----      ----      -----     -----
Total fixed maturity securities..  $  445     $  31      $  60     $  10      $  87      $  1      $  85     $  12
                                   ======     =====      =====     =====      =====      ====      =====     =====
Equity securities
Non-redeemable preferred
 stock...........................  $   --     $  --      $  18     $   1      $  --      $ --      $  17     $   3
                                   ------     -----      -----     -----      -----      ----      -----     -----
Total number of securities in an
 unrealized loss position........      87                   18                   18                   22
                                   ======                =====                =====                =====

 Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

  Evaluation and Measurement Methodologies

    Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost;
  (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


    The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities, state and political subdivision securities and foreign government securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

    With respect to securities that have attributes of debt and equity (perpetual hybrid securities), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

    The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


    In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

  Current Period Evaluation

    Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired at December 31, 2013. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), and changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

    Gross unrealized losses on fixed maturity securities increased $28 million during the year ended December 31, 2013 from $13 million to $41 million. The increase in gross unrealized losses for the year ended December 31, 2013, was primarily attributable to an increase in interest rates, partially offset by narrowing credit spreads.

    At December 31, 2013, $5 million of the total $41 million of gross unrealized losses were from one below investment grade fixed maturity security with an unrealized loss position of 20% or more of amortized cost for six months or greater. Unrealized losses on the below investment grade fixed maturity security are related to non-agency RMBS (alternative residential mortgage loans) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, largely due to economic and market uncertainties including concerns over unemployment levels and valuations of residential real estate supporting non-agency RMBS. Management evaluates non-agency RMBS based on actual and projected cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security.

  Equity Securities

    Gross unrealized losses on equity securities decreased $2 million during the year ended December 31, 2013 from $3 million to $1 million. None of the $1 million of gross unrealized losses were from equity securities with gross unrealized losses of 20% or more of cost for 12 months or greater.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Mortgage Loans

 Mortgage Loans by Portfolio Segment

  Mortgage loans are summarized as follows at:

                                                  December 31,
                                 ---------------------------------------------
                                           2013                   2012
                                 -----------------------  --------------------
                                   Carrying                 Carrying     % of
                                     Value     % of Total     Value      Total
                                 ------------- ---------- ------------- ------
                                 (In millions)            (In millions)
Mortgage loans:
  Commercial....................    $  246        86.0 %     $  238      83.8 %
  Agricultural..................        41         14.3          48       16.9
                                    ------       ------      ------     ------
   Subtotal (1).................       287        100.3         286      100.7
  Valuation allowances..........       (1)        (0.3)         (2)      (0.7)
                                    ------       ------      ------     ------
   Total mortgage loans, net....    $  286       100.0 %     $  284     100.0 %
                                    ======       ======      ======     ======

--------

(1)The Company did not purchase any mortgage loans during the year ended December 31, 2013. In 2012, the Company purchased $48 million of mortgage loans, of which $38 million were purchased at estimated fair value from an affiliate, MetLife Bank, National Association.

 Mortgage Loans and Valuation Allowance by Portfolio Segment

   All commercial and agricultural mortgage loans held at both December 31, 2013 and 2012 were evaluated collectively for credit losses. The valuation allowances maintained at both December 31, 2013 and 2012 were primarily for the commercial mortgage loan portfolio segment and were for non-specifically identified credit losses. The valuation allowance for agricultural mortgage loans was less than $1 million at both December 31, 2013 and 2012.

 Valuation Allowance Rollforward by Portfolio Segment

   The changes in the valuation allowance, by portfolio segment, were as follows:

                                         Commercial Agricultural Total
                                         ---------- ------------ ------
                                                 (In millions)
        Balance at January 1, 2011......   $    1     $    --    $    1
        Provision (release).............        1          --         1
                                           ------     -------    ------
        Balance at December 31, 2011....        2          --         2
        Provision (release).............       --          --        --
                                           ------     -------    ------
        Balance at December 31, 2012....        2          --         2
        Provision (release).............      (1)          --       (1)
                                           ------     -------    ------
        Balance at December 31, 2013....   $    1     $    --    $    1
                                           ======     =======    ======

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


  Valuation Allowance Methodology

    Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

  Commercial and Agricultural Mortgage Loan Portfolio Segments

    The Company typically uses several years of historical experience in establishing non-specific valuation allowances which captures multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

    All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


    For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated annually, on a rolling basis, with a portion of the loan portfolio updated each quarter.

    For agricultural mortgage loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

 Credit Quality of Commercial Mortgage Loans

   The credit quality of commercial mortgage loans, were as follows:

                                   Recorded Investment
                       -------------------------------------------
                       Debt Service Coverage Ratios
                       -----------------------------         % of     Estimated    % of
                       > 1.20x 1.00x - 1.20x < 1.00x Total   Total   Fair Value    Total
                       ------- ------------- ------- ------ ------  ------------- ------
                                  (In millions)                     (In millions)
December 31, 2013:
Loan-to-value ratios:
Less than 65%......... $  193      $   9      $  15  $  217  88.2 %    $  228      88.4 %
65% to 75%............     19         --         10      29   11.8         30       11.6
                       ------      -----      -----  ------ ------     ------     ------
 Total................ $  212      $   9      $  25  $  246 100.0 %    $  258     100.0 %
                       ======      =====      =====  ====== ======     ======     ======
December 31, 2012:
Loan-to-value ratios:
Less than 65%......... $  194      $  10      $   9  $  213  89.5 %    $  231      90.2 %
65% to 75%............     15         --         10      25   10.5         25        9.8
                       ------      -----      -----  ------ ------     ------     ------
 Total................ $  209      $  10      $  19  $  238 100.0 %    $  256     100.0 %
                       ======      =====      =====  ====== ======     ======     ======

 Credit Quality of Agricultural Mortgage Loans

   All of the agricultural mortgage loans held at both December 31, 2013 and 2012 had loan-to-value ratios of less than 65%.

 Past Due, Interest Accrual Status and Impaired Mortgage Loans

  The Company has a high quality, well performing, mortgage loan portfolio, with all mortgage loans classified as performing at both December 31, 2013 and 2012. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial mortgage loans -- 60 days and agricultural mortgage loans -- 90 days. The Company had no impaired mortgage loans, no mortgage loans past due and no mortgage loans in non-accrual status at both December 31, 2013 and 2012. The Company did not recognize interest income on impaired mortgage loans during the years ended December 31, 2013, 2012 and 2011.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Mortgage Loans Modified in a Troubled Debt Restructuring

   The Company may grant concessions related to borrowers experiencing financial difficulties which are classified as troubled debt restructurings. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concession granted is considered in determining any impairment or changes in the specific valuation allowance recorded with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. Accordingly, the carrying value (after specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

   There were no mortgage loans modified in a troubled debt restructuring during the years ended December 31, 2013 and 2012.

Other Invested Assets

  Other invested assets is comprised of loans to affiliates (see " -- Related Party Investment Transactions") and freestanding derivatives with positive estimated fair values (see Note 6).

Cash Equivalents

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $17 million and $23 million at December 31, 2013 and 2012, respectively.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Net Unrealized Investment Gains (Losses)

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                                                   Years Ended December 31,
                                                                                   ------------------------
                                                                                   2013     2012    2011
                                                                                    -----   ------   -----
                                                                                     (In millions)
Fixed maturity securities......................................................... $  55   $  148   $  88
Fixed maturity securities with noncredit OTTI losses in AOCI......................   (5)      (6)    (10)
                                                                                    -----   ------   -----
 Total fixed maturity securities..................................................    50      142      78
Equity securities.................................................................   (1)      (3)     (5)
Derivatives.......................................................................   (1)        1       2
Short-term investments............................................................   (1)      (1)     (1)
                                                                                    -----   ------   -----
 Subtotal.........................................................................    47      139      74
                                                                                    -----   ------   -----
Amounts allocated from:
 Insurance liability loss recognition.............................................    --       --     (7)
 DAC and VOBA related to noncredit OTTI losses recognized in AOCI.................     1        1       1
 DAC and VOBA.....................................................................  (14)     (24)    (15)
                                                                                    -----   ------   -----
   Subtotal.......................................................................  (13)     (23)    (21)
Deferred income tax benefit (expense) related to noncredit OTTI losses recognized
  in AOCI.........................................................................     2        2       4
Deferred income tax benefit (expense).............................................  (13)     (42)    (22)
                                                                                    -----   ------   -----
Net unrealized investment gains (losses).......................................... $  23   $   76   $  35
                                                                                    =====   ======   =====

  The changes in fixed maturity securities with noncredit OTTI losses included in AOCI were as follows:

                                                        Years Ended December 31,
                                                        ------------------------
                                                           2013         2012
                                                         ----------  ----------
                                                            (In millions)
   Balance at January 1,............................... $      (6)   $     (10)
   Securities sold with previous noncredit OTTI loss...          1            3
   Subsequent changes in estimated fair value..........         --            1
                                                         ----------  ----------
   Balance at December 31,............................. $      (5)   $      (6)
                                                         ==========  ==========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


  The changes in net unrealized investment gains (losses) were as follows:

                                                                                 Years Ended December 31,
                                                                                 ------------------------
                                                                                  2013     2012    2011
                                                                                 -------  -------  -----
                                                                                     (In millions)
Balance at January 1,........................................................... $    76  $    35  $  20
Fixed maturity securities on which noncredit OTTI losses have been recognized...       1        4    (2)
Unrealized investment gains (losses) during the year............................    (93)       61     39
Unrealized investment gains (losses) relating to:
  Insurance liability gain (loss) recognition...................................      --        7    (7)
  DAC and VOBA..................................................................      10      (9)    (7)
  Deferred income tax benefit (expense) related to noncredit OTTI losses
   recognized in AOCI...........................................................      --      (2)      1
  Deferred income tax benefit (expense).........................................      29     (20)    (9)
                                                                                 -------  -------  -----
Balance at December 31,......................................................... $    23  $    76  $  35
                                                                                 =======  =======  =====
Change in net unrealized investment gains (losses).............................. $  (53)  $    41  $  15
                                                                                 =======  =======  =====

Concentrations of Credit Risk

  There were no investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, at both December 31, 2013 and 2012.

Securities Lending

  Elements of the securities lending program are presented below at:

                                                             December 31,
                                                             -------------
                                                              2013   2012
                                                             ------ ------
                                                             (In millions)
     Securities on loan: (1)
       Amortized cost....................................... $  249 $  185
       Estimated fair value................................. $  241 $  191
     Cash collateral on deposit from counterparties (2)..... $  249 $  196
     Reinvestment portfolio -- estimated fair value......... $  247 $  196

-------------

(1)Included within fixed maturity securities and short-term investments.

(2)Included within payables for collateral under securities loaned and other transactions.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Invested Assets on Deposit and Pledged as Collateral

    Invested assets on deposit and pledged as collateral are presented below at estimated fair value for fixed maturity securities at:

                                                                December 31,
                                                               ---------------
                                                                2013    2012
                                                               ------- -------
                                                                (In millions)
  Invested assets on deposit (regulatory deposits)............ $     7 $     4
  Invested assets pledged as collateral (1)...................     505     620
                                                               ------- -------
   Total invested assets on deposit and pledged as collateral. $   512 $   624
                                                               ======= =======

--------

(1)The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 2) and derivative transactions (see Note 6).

    See "-- Securities Lending" for securities on loan.

Variable Interest Entities

  The Company has invested in certain structured transactions that are VIEs. In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, it would be deemed the primary beneficiary or consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements.

 Consolidated VIEs

   There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2013 and 2012.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Unconsolidated VIEs

   The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                                      December 31,
                                                        -----------------------------------------
                                                                2013                 2012
                                                        -------------------- --------------------
                                                                   Maximum              Maximum
                                                        Carrying  Exposure   Carrying  Exposure
                                                         Amount  to Loss (1)  Amount  to Loss (1)
                                                        -------- ----------- -------- -----------
                                                                      (In millions)
Fixed maturity securities AFS:
  Structured securities (RMBS, CMBS, and ABS) (2)......  $  662    $  662     $  670    $  670
  U.S. and foreign corporate...........................      21        21         23        23
Other limited partnership interests....................      19        20         14        15
Equity securities AFS:
  Non-redeemable preferred stock.......................      18        18         17        17
                                                         ------    ------     ------    ------
  Total................................................  $  720    $  721     $  724    $  725
                                                         ======    ======     ======    ======

--------

(1)The maximum exposure to loss relating to fixed maturity and equity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests is equal to the carrying amounts plus any unfunded commitments of the Company. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

   As described in Note 11, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2013, 2012 and 2011.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


Net Investment Income

  The components of net investment income were as follows:

                                                         Years Ended December 31,
                                                         ------------------------
                                                          2013     2012    2011
                                                          ------  ------  ------
                                                            (In millions)
   Investment income:
     Fixed maturity securities.......................... $   94   $   98  $  104
     Equity securities..................................      1        1       2
     Mortgage loans.....................................     16       15      10
     Policy loans.......................................      2        2       2
     Other limited partnership interests................      4        1      --
     Cash, cash equivalents and short-term investments..      1       --      --
                                                          ------  ------  ------
      Subtotal..........................................    118      117     118
     Less: Investment expenses..........................      4        4       4
                                                          ------  ------  ------
          Net investment income......................... $  114   $  113  $  114
                                                          ======  ======  ======

    See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

Net Investment Gains (Losses)

 Components of Net Investment Gains (Losses)

  The components of net investment gains (losses) were as follows:

                                                                             Years Ended December 31,
                                                                             ------------------------
                                                                             2013     2012     2011
                                                                              -----   ------  ------
                                                                                (In millions)
Total gains (losses) on fixed maturity securities:
  Total OTTI losses recognized -- by industry:
   U.S. and foreign corporate securities -- by industry:
     Finance................................................................ $  --   $  (1)   $   --
     Utility................................................................    --      (1)       --
                                                                              -----   ------  ------
       Total U.S. and foreign corporate securities..........................    --      (2)       --
                                                                              -----   ------  ------
  OTTI losses on fixed maturity securities recognized in earnings...........    --      (2)       --
  Fixed maturity securities -- net gains (losses) on sales and disposals....     1      (2)      (5)
                                                                              -----   ------  ------
   Total gains (losses) on fixed maturity securities........................     1      (4)      (5)
                                                                              -----   ------  ------
       Total net investment gains (losses).................................. $   1   $  (4)   $  (5)
                                                                              =====   ======  ======

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


 Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

   Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                                                      Years Ended December 31,
                                     ----------------------------------------------------------------
                                      2013     2012     2011   2013  2012  2011   2013   2012   2011
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
                                     Fixed Maturity Securities Equity Securities        Total
                                     ------------------------- ----------------- --------------------
                                                            (In millions)
Proceeds............................ $  417   $  576   $  318  $  -- $   1 $   5 $  417 $  577 $  323
                                      ======   ======  ======  ===== ===== ===== ====== ====== ======
Gross investment gains.............. $    3   $    2   $    3  $  -- $  -- $  -- $    3 $    2 $    3
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
Gross investment losses.............    (2)      (4)      (8)     --    --    --    (2)    (4)    (8)
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
Total OTTI losses:
  Credit-related....................     --      (1)       --     --    --    --     --    (1)     --
  Other (1).........................     --      (1)       --     --    --    --     --    (1)     --
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
   Total OTTI losses................     --      (2)       --     --    --    --     --    (2)     --
                                      ------   ------  ------  ----- ----- ----- ------ ------ ------
    Net investment gains (losses)... $    1   $  (4)   $  (5)  $  -- $  -- $  -- $    1 $  (4) $  (5)
                                      ======   ======  ======  ===== ===== ===== ====== ====== ======

--------

(1)Other OTTI losses recognized in earnings include impairments on fixed maturity securities where there is an intent to sell or it is more likely than not that the Company will be required to sell the security before recovery of the decline in estimated fair value.

 Credit Loss Rollforward

   The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held for which a portion of the OTTI loss was recognized in OCI:

                                                                 Years Ended December 31,
                                                                 ------------------------
                                                                    2013         2012
                                                                  ----------  ----------
                                                                     (In millions)
Balance at January 1,........................................... $        2   $        3
Reductions:
 Sales (maturities, pay downs or prepayments) during the period
   of securities previously impaired as credit loss OTTI........         --          (1)
                                                                  ----------  ----------
Balance at December 31,......................................... $        2   $        2
                                                                  ==========  ==========

 Related Party Investment Transactions

   The Company has an affiliated loan outstanding, which is included in other invested assets, totaling $45 million at both years ended December 31, 2013 and 2012. At December 31, 2011, the loan was outstanding with Exeter, an affiliate. During 2012, MetLife assumed this affiliated debt from Exeter. The loan is due on July 15, 2021, and bears interest, payable semi-annually, at 5.64%. Net investment income from this loan was $3 million, $3 million and $1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

5. Investments (continued)


   The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $3 million for each of the years ended December 31, 2013, 2012 and 2011.

6. Derivatives

Accounting for Derivatives

  See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

Derivative Strategies

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

  Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives are cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, futures and option contracts. To a lesser extent, the Company uses credit default swaps to synthetically replicate investment risks and returns which are not readily available in the cash market.

 Interest Rate Derivatives

   The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps and floors.

   Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value and non-qualifying hedging relationships.

   The Company purchases interest rate floors primarily to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level. In certain instances, the Company locks in the economic impact of existing purchased floors by entering into offsetting written floors. The Company utilizes interest rate floors in non-qualifying hedging relationships.

   To a lesser extent, the Company uses interest rate futures in non-qualifying hedging relationships.

 Foreign Currency Exchange Rate Derivatives

   The Company uses foreign currency swaps to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)

 another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in cash flow and non-qualifying hedging relationships.

 Credit Derivatives

   The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations, repudiation, moratorium, or involuntary restructuring. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. ("ISDA") deems that a credit event has occurred. The Company utilizes credit default swaps in non-qualifying hedging relationships.

   The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. Treasury securities, agency securities or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

Primary Risks Managed by Derivatives

  The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:

                                                                                           December 31,
                                                                      -----------------------------------------------------------
                                                                                 2013                          2012
                                                                      ----------------------------- -----------------------------
                                                                               Estimated Fair Value          Estimated Fair Value
                                                                               --------------------          --------------------
                                                                      Notional                      Notional
                                    Primary Underlying Risk Exposure   Amount  Assets  Liabilities   Amount  Assets  Liabilities
                                    --------------------------------  -------- ------  -----------  -------- ------  -----------
                                                                                           (In millions)
Derivatives Designated as Hedging Instruments
Fair value hedges:
 Interest rate swaps............... Interest rate.................... $     10 $  --      $  --     $     12 $  --      $  --
Cash flow hedges:
 Foreign currency swaps............ Foreign currency exchange rate...       30     2          3           27     2          1
                                                                      -------- -----      -----     -------- -----      -----
    Total qualifying hedges......................................           40     2          3           39     2          1
                                                                      -------- -----      -----     -------- -----      -----
Derivatives Not Designated or Not Qualifying as Hedging Instruments
Interest rate swaps................ Interest rate....................      741    12         22          741     9          6
Interest rate floors............... Interest rate....................    2,040     9          4        2,040    36         17
Foreign currency swaps............. Foreign currency exchange rate...       37    --          5           23    --          1
Credit default swaps--purchased.... Credit...........................        8    --         --            9    --         --
Credit default swaps--written...... Credit...........................       20    --         --           22    --         --
                                                                      -------- -----      -----     -------- -----      -----
   Total non-designated or non-qualifying derivatives.............       2,846    21         31        2,835    45         24
                                                                      -------- -----      -----     -------- -----      -----
    Total........................................................     $  2,886 $  23      $  34     $  2,874 $  47      $  25
                                                                      ======== =====      =====     ======== =====      =====

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  Based on notional amounts, a substantial portion of the Company's derivatives was not designated or did not qualify as part of a hedging relationship at both December 31, 2013 and 2012. The Company's use of derivatives includes
(i) derivatives that serve as macro hedges of the Company's exposure to various risks and that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules; (ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; and (iii) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these non-qualified derivatives, changes in market factors can lead to the recognition of fair value changes in the statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

Net Derivative Gains (Losses)

  The components of net derivative gains (losses) were as follows:

                                                 Years Ended December 31,
                                                 ----------------------
                                                   2013      2012   2011
                                                 --------   ------ ------
                                                     (In millions)
        Derivatives and hedging gains (losses).. $   (27)   $   26 $   36
        Embedded derivatives....................    (415)      303    290
                                                 --------   ------ ------
          Total net derivative gains (losses)... $  (442)   $  329 $  326
                                                 ========   ====== ======

  The amount the Company recognized in net investment income from settlement payments related to qualifying hedges for the years ended December 31, 2013, 2012 and 2011, was not significant.

  The Company recognized $26 million, $25 million and $14 million of net derivative gains (losses) from settlement payments related to non-qualifying hedges for the years ended December 31, 2013, 2012 and 2011, respectively.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


Non-Qualifying Derivatives and Derivatives for Purposes Other Than Hedging

  The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                              Net
                                                           Derivative
                                                         Gains (Losses)
                                                         --------------
                                                         (In millions)
        Year Ended December 31, 2013:
          Interest rate derivatives.....................    $  (50)
          Foreign currency exchange rate derivatives....        (4)
          Credit derivatives -- purchased...............         --
          Credit derivatives -- written.................         --
                                                            -------
           Total........................................    $  (54)
                                                            =======
        Year Ended December 31, 2012:
          Interest rate derivatives.....................    $     2
          Foreign currency exchange rate derivatives....        (1)
          Credit derivatives -- purchased...............         --
          Credit derivatives -- written.................         --
                                                            -------
           Total........................................    $     1
                                                            =======
        Year Ended December 31, 2011:
          Interest rate derivatives.....................    $    22
          Foreign currency exchange rate derivatives....         --
          Credit derivatives -- purchased...............         --
          Credit derivatives -- written.................          1
                                                            -------
           Total........................................    $    23
                                                            =======

Fair Value Hedges

  The Company designates and accounts for interest rate swaps to convert fixed rate assets to floating rate assets as fair value hedges when they have met the requirements of fair value hedging.

  The amounts recognized in net derivative gains (losses) representing the ineffective portion of all fair value hedges for each of the years ended December 31, 2013, 2012 and 2011 were not significant. Changes in the fair value of the derivatives and the hedged items recognized in net derivative gains (losses) were not significant for each of the years ended December 31, 2013, 2012 and 2011.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

  The Company designates and accounts for foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets as cash flow hedges when they have met the requirements of cash flow hedging.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. When such forecasted transactions are not probable of occurring within two months of the anticipated date, the Company reclassifies certain amounts from AOCI into net derivative gains (losses). For the year ended December 31, 2013 the amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges were not significant. For both the years ended 2012 and 2011, there were no amounts reclassified into net derivative gains (losses) related to such discontinued cash flow hedges.

  There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, for the years ended December 31, 2013, 2012 and 2011.

  At December 31, 2013 and 2012, the balance in AOCI associated with foreign currency swaps designated and qualifying as cash flow hedges was ($1) million and $1 million, respectively.

  For the years ended December 31, 2013, 2012 and 2011, there was ($2) million, ($1) million and $1 million of gains (losses) deferred in AOCI related to foreign currency swaps, respectively. For both the years ended December 31, 2013 and 2012, the amounts reclassified to net derivative gains (losses) related to foreign currency swaps were not significant. For the year ended December 31, 2011, there were no amounts reclassified to net derivative gains (losses) related to foreign currency swaps. For the years ended December 31, 2013, 2012 and 2011, there were no amounts reclassified to net investment income related to foreign currency swaps.

  For both the years ended December 31, 2013 and 2012, the amounts recognized in net derivative gains (losses) which represented the ineffective portion of all cash flow hedges were not significant. For the year ended December 31, 2011, the Company did not recognize any net derivative gains (losses) which represented the ineffective portion of all cash flow hedges.

  At December 31, 2013, ($1) million of deferred net gains (losses) on derivatives in AOCI was expected to be reclassified to earnings within the next 12 months.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Credit Derivatives

  In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the non-qualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $20 million and $22 million at December 31, 2013 and 2012, respectively. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At both December 31, 2013 and 2012, the amounts the Company would have received to terminate all of these contracts was not significant.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                December 31,
                              ---------------------------------------------------------------------------------
                                                2013                                     2012
                              ---------------------------------------- ----------------------------------------
                              Estimated      Maximum                   Estimated      Maximum
                              Fair Value Amount of Future   Weighted   Fair Value Amount of Future   Weighted
Rating Agency Designation of  of Credit   Payments under    Average    of Credit   Payments under    Average
Referenced                     Default    Credit Default    Years to    Default    Credit Default    Years to
Credit Obligations (1)          Swaps       Swaps (2)     Maturity (3)   Swaps       Swaps (2)     Maturity (3)
----------------------------  ---------- ---------------- ------------ ---------- ---------------- ------------
                                     (In millions)                            (In millions)
Aaa/Aa/A
Single name credit default
  swaps (corporate)..........  $     --      $     --          --       $     --      $      2         1.0
Baa
Credit default swaps
  referencing indices........        --            20         5.0             --            20         4.5
                               --------      --------                   --------      --------
 Total.......................  $     --      $     20         5.0       $     --      $     22         4.2
                               ========      ========                   ========      ========

--------

(1)The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), S&P and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

(2)Assumes the value of the referenced credit obligations is zero.

(3)The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

Credit Risk on Freestanding Derivatives

  The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

  The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are generally governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


  The Company's OTC-cleared derivatives are effected through central clearing counterparties and its exchange-traded derivatives are effected through regulated exchanges. Such positions are marked to market and margined on a daily basis, and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives.

  See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

  The estimated fair value of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral was as follows at:

                                                                           December 31, 2013  December 31, 2012
Derivatives Subject to a Master Netting Arrangement or a Similar           ------------------ ------------------
Arrangement                                                                Assets Liabilities Assets Liabilities
----------------------------------------------------------------           ------ ----------- ------ -----------
                                                                                       (In millions)
Gross estimated fair value of derivatives:
  OTC-bilateral (1)....................................................... $  25     $  32    $   53    $  27
  OTC-cleared (1).........................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
                                                                           -----     -----    ------    -----
   Total gross estimated fair value of derivatives (1)....................    25        32        53       27
Amounts offset in the balance sheets......................................    --        --        --       --
                                                                           -----     -----    ------    -----
Estimated fair value of derivatives presented in the balance sheets (1)...    25        32        53       27
Gross amounts not offset in the balance sheets:
Gross estimated fair value of derivatives: (2)
  OTC-bilateral...........................................................   (5)       (5)      (10)     (10)
  OTC-cleared.............................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
Cash collateral: (3)
  OTC-bilateral...........................................................  (17)        --      (42)       --
  OTC-cleared.............................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
Securities collateral: (4)
  OTC-bilateral...........................................................   (2)      (26)       (1)     (16)
  OTC-cleared.............................................................    --        --        --       --
  Exchange-traded.........................................................    --        --        --       --
                                                                           -----     -----    ------    -----
Net amount after application of master netting agreements and collateral.. $   1     $   1    $   --    $   1
                                                                           =====     =====    ======    =====

--------

(1)At December 31, 2013 and 2012, derivative assets include income or expense accruals reported in accrued investment income or in other liabilities of $2 million and $6 million, respectively, and derivative liabilities include income or expense accruals reported in accrued investment income or in other liabilities of ($2) million and $2 million, respectively.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)


(3)Cash collateral received is included in cash and cash equivalents, short-term investments, or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the balance sheets. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange traded and OTC-cleared derivatives and is included in premiums, reinsurance and other receivables in the balance sheets. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At both December 31, 2013 and 2012, the Company had not received or paid any excess cash collateral.

(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheets. Subject to certain constraints, the Company is permitted by contract to sell or repledge this collateral, but at December 31, 2013 none of the collateral had been sold or repledged. Securities collateral pledged by the Company is reported in fixed maturity securities in the balance sheets. Subject to certain constraints, the counterparties are permitted by contract to sell or repledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At both December 31, 2013 and 2012, the Company received excess securities collateral with an estimated fair value of $1 million for its OTC-bilateral derivatives, which are not included in the table above due to the foregoing limitation. At both December 31, 2013 and 2012, the Company had provided no excess securities collateral for its OTC-bilateral derivatives, and had provided $1 million and $0, respectively, for its OTC- cleared derivatives, which are not included in the table above due to the foregoing limitation. At both December 31, 2013 and 2012, the Company did not pledge any securities collateral for its exchange-traded derivatives.

  The Company's collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include financial strength-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the financial strength ratings of the Company and/or the credit ratings of the counterparty. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both the Company and the counterparty to maintain a specific investment grade financial strength or credit rating from each of Moody's and S&P. If a party's financial strength or credit ratings were to fall below that specific investment grade financial strength or credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

  The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's financial strength rating at the reporting date or if the Company's financial strength rating sustained a downgrade to a level that

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)

triggered full overnight collateralization or termination of the derivative position at the reporting date. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                    Estimated Fair Value of    Fair Value of Incremental Collateral
                                     Collateral Provided:                 Provided Upon:
                                    ----------------------- -------------------------------------------
                                                                                   Downgrade in the
                                                                                 Company's Financial
                                                                                   Strength Rating
                                                                               to a Level that Triggers
                       Estimated                                One Notch           Full Overnight
                     Fair Value of                             Downgrade in      Collateralization or
                     Derivatives in                           the Company's          Termination
                     Net Liability      Fixed Maturity      Financial Strength    of the Derivative
                      Position (1)        Securities              Rating               Position
                     -------------- ----------------------- ------------------ ------------------------
                                                       (In millions)
December 31, 2013...    $    27             $    26              $    --                $    1
December 31, 2012...    $    17             $    16              $    --                $    2

--------

(1)After taking into consideration the existence of netting agreements.

Embedded Derivatives

  The Company issues certain products or purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; and affiliated ceded reinsurance of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs.

  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                   December 31,
                                                                  ---------------
                                        Balance Sheet Location      2013    2012
                                       -------------------------- -------- ------
                                                                   (In millions)
Net embedded derivatives within asset
  host contracts:
  Ceded guaranteed minimum benefits... Premiums, reinsurance and
                                       other receivables......... $    376 $  959
Net embedded derivatives within
  liability host contracts:
  Direct guaranteed minimum benefits.. PABs...................... $  (131) $   56

  The following table presents changes in estimated fair value related to embedded derivatives:

                                                 Years Ended December 31,
                                                 ----------------------
                                                   2013      2012   2011
                                                 --------   ------ ------
                                                     (In millions)
        Net derivative gains (losses) (1), (2).. $  (415)   $  303 $  290

--------

(1)The valuation of direct guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were ($6) million, ($26) million and $29 million for the years ended December 31, 2013, 2012 and 2011, respectively. In addition,

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

6. Derivatives (continued)

   the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were $42 million, $28 million and ($62) million for the years ended December 31, 2013, 2012 and 2011, respectively.

(2)See Note 4 for discussion of affiliated net derivative gains (losses) included in the table above.

7. Fair Value

  When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

                Level 1  Unadjusted quoted prices in active
                         markets for identical assets or
                         liabilities. The Company defines
                         active markets based on average
                         trading volume for equity securities.
                         The size of the bid/ask spread is
                         used as an indicator of market
                         activity for fixed maturity
                         securities.

                Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

                Level 3  Unobservable inputs that are
                         supported by little or no market
                         activity and are significant to the
                         determination of estimated fair value
                         of the assets or liabilities.
                         Unobservable inputs reflect the
                         reporting entity's own assumptions
                         about the assumptions that market
                         participants would use in pricing the
                         asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


Recurring Fair Value Measurements

  The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below.

                                                                           December 31, 2013
                                                               -----------------------------------------
                                                                 Fair Value Hierarchy
                                                               -------------------------


                                                                                         Total Estimated
                                                               Level 1  Level 2  Level 3   Fair Value
                                                               ------- --------- ------- ---------------
                                                                             (In millions)
Assets
Fixed maturity securities:
 U.S. corporate............................................... $   --  $     859 $   13     $     872
 U.S. Treasury and agency.....................................    408         49     --           457
 RMBS.........................................................     --        285     27           312
 CMBS.........................................................     --        297     --           297
 Foreign corporate............................................     --        185     44           229
 ABS..........................................................     --         46      7            53
 State and political subdivision..............................     --         19     --            19
 Foreign government...........................................     --         11     --            11
                                                               ------  --------- ------     ---------
   Total fixed maturity securities............................    408      1,751     91         2,250
                                                               ------  --------- ------     ---------
Equity securities:
 Common stock.................................................     --         26     --            26
 Non-redeemable preferred stock...............................     --         --     19            19
                                                               ------  --------- ------     ---------
   Total equity securities....................................     --         26     19            45
                                                               ------  --------- ------     ---------
Short-term investments........................................     14         61     --            75
 Derivative assets: (1)
   Interest rate..............................................     --         21     --            21
   Foreign currency exchange rate.............................     --          2     --             2
                                                               ------  --------- ------     ---------
    Total derivative assets...................................     --         23     --            23
                                                               ------  --------- ------     ---------
Net embedded derivatives within asset host contracts (2)......     --         --    376           376
Separate account assets (3)...................................     --     12,033     --        12,033
                                                               ------  --------- ------     ---------
    Total assets.............................................. $  422  $  13,894 $  486     $  14,802
                                                               ======  ========= ======     =========
Liabilities
Derivative liabilities: (1)
 Interest rate................................................ $   --  $      26 $   --     $      26
 Foreign currency exchange rate...............................     --          8     --             8
                                                               ------  --------- ------     ---------
   Total derivative liabilities...............................     --         34     --            34
                                                               ------  --------- ------     ---------
Net embedded derivatives within liability host contracts (2)..     --         --  (131)         (131)
                                                               ------  --------- ------     ---------
   Total liabilities.......................................... $   --  $      34 $(131)     $    (97)
                                                               ======  ========= ======     =========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


                                                                              December 31, 2012
                                                               -----------------------------------------------
                                                                    Fair Value Hierarchy
                                                               -------------------------------
                                                                                               Total Estimated
                                                               Level 1    Level 2    Level 3     Fair Value
                                                               -------- ----------- ---------- ---------------
                                                                                (In millions)
Assets
Fixed maturity securities:
 U.S. corporate............................................... $     -- $       944 $       55   $       999
 U.S. Treasury and agency.....................................      382          15         --           397
 RMBS.........................................................       --         283         14           297
 CMBS.........................................................       --         305         14           319
 Foreign corporate............................................       --         180         42           222
 ABS..........................................................       --          54         --            54
 State and political subdivision..............................       --          20         --            20
 Foreign government...........................................       --          12         --            12
                                                               -------- ----------- ----------   -----------
   Total fixed maturity securities............................      382       1,813        125         2,320
                                                               -------- ----------- ----------   -----------
Equity securities:
 Common stock.................................................       --          28         --            28
 Non-redeemable preferred stock...............................       --          --         17            17
                                                               -------- ----------- ----------   -----------
   Total equity securities....................................       --          28         17            45
                                                               -------- ----------- ----------   -----------
Short-term investments........................................      116          23         --           139
 Derivative assets: (1)
   Interest rate..............................................       --          45         --            45
   Foreign currency exchange rate.............................       --           2         --             2
                                                               -------- ----------- ----------   -----------
    Total derivative assets...................................       --          47         --            47
                                                               -------- ----------- ----------   -----------
Net embedded derivatives within asset host contracts (2)......       --          --        959           959
Separate account assets (3)...................................       --      11,072         --        11,072
                                                               -------- ----------- ----------   -----------
    Total assets.............................................. $    498 $    12,983 $    1,101   $    14,582
                                                               ======== =========== ==========   ===========
Liabilities
Derivative liabilities: (1)
 Interest rate................................................ $     -- $        23 $       --   $        23
 Foreign currency exchange rate...............................       --           2         --             2
                                                               -------- ----------- ----------   -----------
    Total derivative liabilities..............................       --          25         --            25
                                                               -------- ----------- ----------   -----------
Net embedded derivatives within liability host contracts (2)..       --          --         56            56
                                                               -------- ----------- ----------   -----------
    Total liabilities......................................... $     -- $        25 $       56   $        81
                                                               ======== =========== ==========   ===========

--------

(1)Derivative assets are presented within other invested assets in the balance sheets and derivative liabilities are presented within other liabilities in the balance sheets. The amounts are presented gross in the tables above to reflect the presentation in the balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

(2)Net embedded derivatives within asset host contracts are presented within premiums, reinsurance and other receivables in the balance sheets. Net embedded derivatives within liability host contracts are presented within PABs in the balance sheets.

(3)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


  The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

 Investments

  Valuation Controls and Procedures

    On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife, Inc.'s Board of Directors regarding compliance with fair value accounting standards.

    The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than 1% of the total estimated fair value of fixed maturity securities and 2% of the total estimated fair value of Level 3 fixed maturity securities.

    The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

  not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

  Securities and Short-term Investments

    When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

    When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

  Level 2 Valuation Techniques and Key Inputs:

    This level includes securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 fixed maturity securities and equity securities.

   U.S. corporate and foreign corporate securities

     These securities are principally valued using the market and income approaches. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Privately-placed securities are valued using matrix pricing methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer, and in certain cases, delta spread adjustments to reflect specific credit-related issues.

   U.S. Treasury and agency securities

     These securities are principally valued using the market approach. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques using standard market observable inputs such as a benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


   Structured securities comprised of RMBS, CMBS and ABS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using standard market inputs, including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information, including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

   State and political subdivision and foreign government securities

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques using standard market observable inputs, including a benchmark U.S. Treasury yield or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

   Common stock

     These securities are principally valued using the market approach. Valuations are based principally on observable inputs, including quoted prices in markets that are not considered active.

  Level 3 Valuation Techniques and Key Inputs:

    In general, securities classified within Level 3 use many of the same valuation techniques and inputs as described previously for Level 2. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates, generally causing these investments to be classified in Level 3.

   U.S. corporate and foreign corporate securities

     These securities, including financial services industry hybrid securities classified within fixed maturity securities, are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including illiquidity premium, delta spread adjustments to reflect specific credit-related issues, credit spreads; and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on independent non-binding broker quotations.

   Structured securities comprised of RMBS, CMBS and ABS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques that utilize

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

   inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data, including credit spreads. Below investment grade securities and sub-prime RMBS included in this level are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain of these valuations are based on independent non-binding broker quotations.

   Non-redeemable preferred stock

     These securities, including financial services industry hybrid securities classified within equity securities, are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using inputs such as comparable credit rating and issuance structure. Certain of these securities are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2 and independent non-binding broker quotations.

  Separate Account Assets

    Separate account assets are carried at estimated fair value and reported as a summarized total on the balance sheets. The estimated fair value of separate account assets is based on the estimated fair value of the underlying assets. Separate account assets within the Company's separate accounts consist of mutual funds.

  Level 2 Valuation Techniques and Key Inputs:

    These assets are comprised of certain mutual funds without readily determinable fair values, as prices are not published publicly. Valuation of the mutual funds is based upon quoted prices or reported NAV provided by the fund managers.

 Derivatives

   The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

   The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant inputs that are unobservable generally include references to emerging market currencies and inputs that are outside the observable portion of

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

 the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

   Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

   The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

 Freestanding Derivatives

  Level 2 Valuation Techniques and Key Inputs:

    This level includes all types of derivatives utilized by the Company with the exception of exchange traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3. These derivatives are principally valued using the income approach.

   Interest rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and basis curves.

     Option-based. Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, basis curves and interest rate volatility.

   Foreign currency exchange rate

     Non-option-based. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, basis curves, currency spot rates and cross currency basis curves.

 Embedded Derivatives

   Embedded derivatives principally include certain direct variable annuity guarantees and certain affiliated ceded reinsurance agreements related to such variable annuity guarantees. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


   The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and certain GMIBs contain embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within PABs in the balance sheets.

   The fair value of these embedded derivatives, estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk free rates.

   Capital market assumptions, such as risk free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

   The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife.

   Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

   The Company ceded, to an affiliated reinsurance company, the risk associated with certain of the GMIBs, GMABs and GMWBs described above that are also accounted for as embedded derivatives. In addition to ceding risks associated with guarantees that are accounted for as embedded derivatives, the Company also cedes, to the same affiliated reinsurance company, certain directly written GMIBs that are accounted for as insurance (i.e., not as embedded derivatives), but where the reinsurance agreement contains an embedded derivative. These embedded derivatives are included within premiums, reinsurance and other receivables in the balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


  Embedded Derivatives Within Asset and Liability Host Contracts

  Level 3 Valuation Techniques and Key Inputs:

   Direct guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

   Reinsurance ceded on certain guaranteed minimum benefits

     These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in "-- Direct Guaranteed Minimum Benefits" and also include counterparty credit spreads.

 Transfers between Levels

   Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

  Transfers between Levels 1 and 2:

    There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at December 31, 2013 and 2012.

  Transfers into or out of Level 3:

    Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

    Transfers into Level 3 for fixed maturity securities were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments, or credit spreads.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


    Transfers out of Level 3 for fixed maturity securities resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs (such as observable spreads used in pricing securities) or increases in market activity and upgraded credit ratings.

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

  The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:

                                                                             December 31, 2013
                       --------------------- --------------------------  --------------------------
                            Valuation              Significant                             Weighted
                            Techniques          Unobservable Inputs          Range        Average (1)
                       --------------------- --------------------------  -------------    -----------
Fixed maturity securities: (3)
 U.S. corporate and    Matrix pricing        Delta spread
  foreign corporate...                         adjustments (4)            (10)  -     30        6
                                             Illiquidity premium (4)        30  -     30       30
                                             Credit spreads (4)
                       Consensus pricing     Offered quotes (5)
                       -------------------------------------------------------------------------------
RMBS                   Matrix pricing and    Credit spreads (4)
                         discounted cash
                         flow                                               97  -    574      411
                       Market pricing        Quoted prices (5)             100  -    100      100
                       -------------------------------------------------------------------------------
CMBS                   Market pricing        Quoted prices (5)
                       -------------------------------------------------------------------------------
ABS                    Market pricing        Quoted prices (5)              99  -     99       99
                       Consensus pricing     Offered quotes (5)             99  -     99       99
                       -------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded      Option pricing        Mortality rates:
  guaranteed             techniques
  minimum
  benefits............
                                                 Ages 0 - 40                 0% -   0.10%
                                                 Ages 41 - 60             0.04% -   0.65%
                                                 Ages 61 - 115            0.26% -    100%
                                             Lapse rates:
                                                 Durations 1 - 10         0.50% -    100%
                                                 Durations 11 -20            3% -    100%
                                                 Durations 21 -116           3% -    100%
                                             Utilization rates              20% -     50%
                                             Withdrawal rates             0.07% -     10%
                                             Long-term equity
                                               volatilities              17.40% -     25%
                                             Nonperformance risk
                                               spread                     0.03% -   0.44%
                       -------------------------------------------------------------------------------

                                                                             December 31, 2012           Impact of
                       --------------------- --------------------------  --------------------------   Increase in Input
                            Valuation              Significant                             Weighted     on Estimated
                            Techniques          Unobservable Inputs          Range        Average (1)  Fair Value (2)
                       --------------------- --------------------------  -------------    ----------- -----------------
Fixed maturity securities: (3)
 U.S. corporate and    Matrix pricing        Delta spread
  foreign corporate...                         adjustments (4)              50  -    100       57        Decrease
                                             Illiquidity premium (4)        30  -     30       30        Decrease
                                             Credit spreads (4)             23  -    421      129        Decrease
                       Consensus pricing     Offered quotes (5)            100  -    102      101        Increase
                       -------------------------------------------------------------------------------------------------
RMBS                   Matrix pricing and    Credit spreads (4)
                         discounted cash
                         flow                                              161  -    657      541      Decrease (6)
                       Market pricing        Quoted prices (5)                                         Increase (6)
                       -------------------------------------------------------------------------------------------------
CMBS                   Market pricing        Quoted prices (5)             100  -    100      100      Increase (6)
                       -------------------------------------------------------------------------------------------------
ABS                    Market pricing        Quoted prices (5)                                         Increase (6)
                       Consensus pricing     Offered quotes (5)                                        Increase (6)
                       -------------------------------------------------------------------------------------------------
Embedded derivatives:
 Direct and ceded      Option pricing        Mortality rates:
  guaranteed             techniques
  minimum
  benefits............
                                                 Ages 0 - 40                 0% -   0.10%              Decrease (7)
                                                 Ages 41 - 60             0.05% -   0.64%              Decrease (7)
                                                 Ages 61 - 115            0.32% -    100%              Decrease (7)
                                             Lapse rates:
                                                 Durations 1 - 10         0.50% -    100%              Decrease (8)
                                                 Durations 11 -20            3% -    100%              Decrease (8)
                                                 Durations 21 -116           3% -    100%              Decrease (8)
                                             Utilization rates              20% -     50%              Increase (9)
                                             Withdrawal rates             0.07% -     10%                      (10)
                                             Long-term equity
                                               volatilities              17.40% -     25%              Increase (11)
                                             Nonperformance risk
                                               spread                     0.10% -   0.67%              Decrease (12)
                       -------------------------------------------------------------------------------------------------

--------

(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2)The impact of a decrease in input would have the opposite impact on the estimated fair value. For embedded derivatives, changes to direct guaranteed minimum benefits are based on liability positions and changes to ceded guaranteed minimum benefits are based on asset positions.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in basis points.

(5)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(8)Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(9)The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(10)The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(11)Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(12)Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


  The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3 use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table.

  The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                         -----------------------------------------------------------------------------------
                                              Fixed Maturity Securities:       Equity Securities:
                                         ------------------------------------- -----------------
                                                                                          Non-
                                                                                       redeemable                   Net
                                           U.S.                 Foreign        Common  Preferred  Short-term     Embedded
                                         Corporate RMBS  CMBS  Corporate  ABS  Stock     Stock    Investments Derivatives (6)
                                         --------- ----- ----- --------- ----- ------  ---------- ----------- ---------------
                                                                            (In millions)
Year Ended December 31, 2013:
Balance at January 1,...................   $  55   $  14 $  14   $  42   $  -- $  --     $  17       $  --        $  903
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)............
  Net investment income.................      --      --    --      --      --    --        --          --            --
  Net investment gains (losses).........      --      --    --      --      --    --        --          --            --
  Net derivative gains (losses).........      --      --    --      --      --    --        --          --         (415)
 OCI....................................      --      --    --       2      --    --         2          --            --
Purchases (3)...........................       4      13    --      10       7    --        --          --            --
Sales (3)...............................    (10)      --    --     (9)      --    --        --          --            --
Issuances (3)...........................      --      --    --      --      --    --        --          --            --
Settlements (3).........................      --      --    --      --      --    --        --          --            19
Transfers into Level 3 (4)..............      --      --    --      --      --    --        --          --            --
Transfers out of Level 3 (4)............    (36)      --  (14)     (1)      --    --        --          --            --
                                           -----   ----- -----   -----   ----- -----     -----       -----        ------
Balance at December 31,.................   $  13   $  27 $  --   $  44   $   7 $  --     $  19       $  --        $  507
                                           =====   ===== =====   =====   ===== =====     =====       =====        ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
 Net investment income..................   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net investment gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net derivative gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $(402)

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                         -----------------------------------------------------------------------------------
                                              Fixed Maturity Securities:       Equity Securities:
                                         ------------------------------------- -----------------
                                                                                          Non-
                                                                                       redeemable                   Net
                                           U.S.                 Foreign        Common  Preferred  Short-term     Embedded
                                         Corporate RMBS  CMBS  Corporate  ABS  Stock     Stock    Investments Derivatives (6)
                                         --------- ----- ----- --------- ----- ------  ---------- ----------- ---------------
                                                                            (In millions)
Year Ended December 31, 2012:
Balance at January 1,...................   $  16   $  11 $  --   $   6   $   6 $  19     $  15       $  --        $  580
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)............
  Net investment income.................      --      --    --      --      --    --        --          --            --
  Net investment gains (losses).........      --      --    --      --      --    --        --          --            --
  Net derivative gains (losses).........      --      --    --      --      --    --        --          --           303
 OCI....................................       2       3    --      --      --    --         2          --            --
Purchases (3)...........................      31      --    14      36      --    --        --          --            --
Sales (3)...............................     (2)      --    --      --     (6)    --        --          --            --
Issuances (3)...........................      --      --    --      --      --    --        --          --            --
Settlements (3).........................      --      --    --      --      --    --        --          --            20
Transfers into Level 3 (4)..............      11      --    --      --      --    --        --          --            --
Transfers out of Level 3 (4)............     (3)      --    --      --      --  (19)        --          --            --
                                           -----   ----- -----   -----   ----- -----     -----       -----        ------
Balance at December 31,.................   $  55   $  14 $  14   $  42   $  -- $  --     $  17       $  --        $  903
                                           =====   ===== =====   =====   ===== =====     =====       =====        ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
 Net investment income..................   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net investment gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net derivative gains (losses)..........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $  309

                                             Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                       -----------------------------------------------------------------------------------
                                            Fixed Maturity Securities:       Equity Securities:
                                       ------------------------------------- -----------------
                                                                                        Non-
                                                                                     redeemable                   Net
                                         U.S.                 Foreign        Common  Preferred  Short-term     Embedded
                                       Corporate RMBS  CMBS  Corporate  ABS  Stock     Stock    Investments Derivatives (6)
                                       --------- ----- ----- --------- ----- ------  ---------- ----------- ---------------
                                                                          (In millions)
Year Ended December 31, 2011:
Balance at January 1,.................   $  22   $  11 $  --   $  25   $  19 $  10     $  15       $   9        $  269
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)..........
  Net investment income...............      --      --    --      --      --    --        --          --            --
  Net investment gains (losses).......      --      --    --     (3)      --    --        --          --            --
  Net derivative gains (losses).......      --      --    --      --      --    --        --          --           290
 OCI..................................       1      --    --       2       1    --        --          --            --
Purchases (3).........................       2      --    --       6       5     9        --          --            --
Sales (3).............................     (2)      --    --    (17)     (9)    --        --         (9)            --
Issuances (3).........................      --      --    --      --      --    --        --          --            --
Settlements (3).......................      --      --    --      --      --    --        --          --            21
Transfers into Level 3 (4)............      --      --    --      --      --    --        --          --            --
Transfers out of Level 3 (4)..........     (7)      --    --     (7)    (10)    --        --          --            --
                                         -----   ----- -----   -----   ----- -----     -----       -----        ------
Balance at December 31,...............   $  16   $  11 $  --   $   6   $   6 $  19     $  15       $  --        $  580
                                         =====   ===== =====   =====   ===== =====     =====       =====        ======
Changes in unrealized gains (losses)
 included in net income (loss): (5)
 Net investment income................   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net investment gains (losses)........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $   --
 Net derivative gains (losses)........   $  --   $  -- $  --   $  --   $  -- $  --     $  --       $  --        $  293

--------

(1)Amortization of premium/discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses).

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)Items purchased/issued and then sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(4)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods.

(6)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

Fair Value of Financial Instruments Carried at Other Than Fair Value

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income and payables for collateral under securities loaned and other transactions. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                       December 31, 2013
                                 -------------------------------------------------------------
                                                  Fair Value Hierarchy
                                    -      -----------------------------------
                                 Carrying                                      Total Estimated
                                  Value        Level 1     Level 2     Level 3   Fair Value
                                 --------- ----------- ----------- ----------- ---------------
                                                         (In millions)
Assets
Mortgage loans.................. $     286  $     --     $    --    $     303     $    303
Policy loans.................... $      27  $     --     $     3    $      39     $     42
Other limited partnership
 interests...................... $       1  $     --     $    --    $       1     $      1
Other invested assets........... $      45  $     --     $    50    $      --     $     50
Premiums, reinsurance and other
 receivables.................... $   1,258  $     --     $    --    $   1,359     $  1,359
Other assets.................... $       5  $     --     $     5    $      --     $      5
Liabilities
PABs............................ $   2,293  $     --     $    --    $   2,501     $  2,501
Other liabilities............... $       1  $     --     $     1    $      --     $      1

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)

                                                       December 31, 2012
                                 -------------------------------------------------------------
                                                  Fair Value Hierarchy
                                           -----------------------------------
                                 Carrying                                      Total Estimated
                                  Value        Level 1     Level 2     Level 3   Fair Value
                                 --------- ----------- ----------- ----------- ---------------
                                                         (In millions)
Assets
Mortgage loans.................. $     284  $     --     $    --    $     307     $     307
Policy loans.................... $      27  $     --     $     2    $      46     $      48
Other limited partnership
 interests...................... $       1  $     --     $    --    $       2     $       2
Other invested assets........... $      45  $     --     $    57    $      --     $      57
Premiums, reinsurance and other
 receivables.................... $   1,364  $     --     $    --    $   1,527     $   1,527
Other assets.................... $       6  $     --     $     6    $      --     $       6
Liabilities
PABs............................ $   2,431  $     --     $    --    $   2,788     $   2,788
Other liabilities............... $       3  $     --     $     3    $      --     $       3

  The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

 Mortgage Loans

   For mortgage loans, estimated fair value is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

 Policy Loans

   Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

 Other Limited Partnership Interests

   The estimated fair values of these cost method investments are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

7. Fair Value (continued)


 Other Invested Assets

   These other invested assets are principally comprised of loans to affiliates. The estimated fair value of loans to affiliates is determined by discounting the expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities.

 Premiums, Reinsurance and Other Receivables

   Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements.

   Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

 Other Assets

   Other assets are comprised of a receivable for the reimbursable portion of the estimated future guaranty liability that pertains to pre-acquisition business. With the exception of the receivable, other assets are not considered financial instruments subject to disclosure. Accordingly, the amount represents the receivable from an unaffiliated institution for which the estimated fair value was determined by discounting the expected future cash flows using a discount rate that reflects the credit standing of the unaffiliated institution.

 PABs

   These PABs include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are excluded from this caption in the preceding tables as they are separately presented in "-- Recurring Fair Value Measurements."

   The investment contracts primarily include fixed deferred annuities and fixed term payout annuities. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

 Other Liabilities

   Other liabilities consist of derivative payables and amounts due for securities purchased but not yet settled. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

8. Equity


Statutory Equity and Income

  Each U.S. insurance company's state of domicile imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"). Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC ("Company Action RBC"). The RBC ratio for the Company was in excess of 1,400% for all periods presented.

  The Company prepares statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of its state of domicile. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of the Company.

  Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting of reinsurance agreements and valuing securities on a different basis.

  In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

  Statutory net income (loss) of the Company, a Missouri domiciled insurer, was $111 million, $132 million and $94 million for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $666 million and $704 million at December 31, 2013 and 2012, respectively. All such amounts are derived from the statutory-basis financial statements as filed with the Missouri State Department of Insurance.

Dividend Restrictions

  Under Missouri State Insurance Law, MLIIC is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its statutory net gain from operations for the immediately preceding calendar year (excluding net realized capital gains). MLIIC will be permitted to pay a dividend to MetLife in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Missouri Director of Insurance (the "Missouri Director") and the Missouri Director either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined by the Company as "unassigned funds (surplus)") as of the last filed annual statutory statement requires insurance regulatory approval. Under Missouri State Insurance Law, the Missouri Director has broad discretion in determining

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

8. Equity (continued)

whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the years ended December 31, 2013 and 2012, MLIIC paid a dividend to MetLife of $129 million and $18 million, respectively. During the year ended December 31, 2011, MLIIC did not pay a dividend to MetLife. Based on amounts at December 31, 2013, MLIIC could pay a stockholder dividend in 2014 of $99 million without prior regulatory approval of the Missouri Director.

Accumulated Other Comprehensive Income (Loss)

  Information regarding changes in the balances of each component of AOCI, net of income tax, was as follows:

                                                        Unrealized
                                                     Investment Gains     Unrealized
                                                     (Losses), Net of   Gains (Losses)
                                                    Related Offsets (1) on Derivatives  Total
                                                    ------------------- -------------- -------
                                                                  (In millions)
Balance at December 31, 2010.......................       $    19          $     1     $    20
OCI before reclassifications.......................            19               --          19
Income tax expense (benefit).......................           (7)               --         (7)
                                                          -------          -------     -------
 OCI before reclassifications, net of income tax...            31                1          32
Amounts reclassified from AOCI.....................             4               --           4
Income tax expense (benefit).......................           (1)               --         (1)
                                                          -------          -------     -------
 Amounts reclassified from AOCI, net of income tax.             3               --           3
                                                          -------          -------     -------
Balance at December 31, 2011.......................            34                1          35
OCI before reclassifications.......................            61              (1)          60
Income tax expense (benefit).......................          (21)               --        (21)
                                                          -------          -------     -------
 OCI before reclassifications, net of income tax...            74               --          74
Amounts reclassified from AOCI.....................             3               --           3
Income tax expense (benefit).......................           (1)               --         (1)
                                                          -------          -------     -------
 Amounts reclassified from AOCI, net of income tax.             2               --           2
                                                          -------          -------     -------
Balance at December 31, 2012.......................            76               --          76
OCI before reclassifications.......................          (78)              (2)        (80)
Income tax expense (benefit).......................            27                1          28
                                                          -------          -------     -------
 OCI before reclassifications, net of income tax...            25              (1)          24
Amounts reclassified from AOCI.....................           (2)               --         (2)
Income tax expense (benefit).......................             1               --           1
                                                          -------          -------     -------
 Amounts reclassified from AOCI, net of income tax.           (1)               --         (1)
                                                          -------          -------     -------
Balance at December 31, 2013.......................       $    24          $   (1)     $    23
                                                          =======          =======     =======

--------
(1)See Note 5 for information on offsets to investments related to insurance liabilities and DAC and VOBA.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

8. Equity (continued)


  Information regarding amounts reclassified out of each component of AOCI, was as follows:

                                                                                          Statement of Operations and
AOCI Components                                        Amounts Reclassified from AOCI Comprehensive Income (Loss) Location
----------------------------------------------------   ------------------------------ ------------------------------------
                                                        Years Ended December 31,
                                                       ------------------------------
                                                         2013       2012      2011
                                                        --------  --------  --------
                                                             (In millions)
Net unrealized investment gains (losses):
  Net unrealized investment gains (losses)............ $      1   $    (5)  $    (5)  Other net investment gains (losses)
  Net unrealized investment gains (losses)............        1          2         1  Net investment income
                                                        --------  --------  --------
   Net unrealized investment gains (losses), before
    income tax........................................        2        (3)       (4)
   Income tax (expense) benefit.......................      (1)          1         1
                                                        --------  --------  --------
   Net unrealized investment gains (losses), net of
    income tax........................................ $      1   $    (2)  $    (3)
                                                        ========  ========  ========
Total reclassifications, net of income tax............ $      1   $    (2)  $    (3)
                                                        ========  ========  ========

9. Other Expenses

  Information on other expenses was as follows:

                                                Years Ended December 31,
                                                ------------------------
                                                 2013     2012    2011
                                                -----    -----   -----
                                                  (In millions)
              Compensation..................... $   5    $   9   $  10
              Commissions......................    50       57      68
              Volume-related costs.............    --        3       7
              Capitalization of DAC............   (6)     (19)    (34)
              Amortization of DAC and VOBA.....  (89)      148     172
              Premium taxes, licenses and fees.     3        1       6
              Other............................    26       30      30
                                                 -----    -----   -----
                Total other expenses........... $(11)    $ 229   $ 259
                                                 =====    =====   =====

Capitalization and Amortization of DAC and VOBA

  See Note 3 for additional information on DAC and VOBA including impacts of capitalization and amortization.

Affiliated Expenses

  See Note 12 for discussion of affiliated expenses included in the table above.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

10. Income Tax


   The provision for income tax was as follows:

                                                      Years Ended December 31,
                                                      ------------------------
                                                        2013     2012    2011
                                                       -------  -----   -----
                                                         (In millions)
       Current:
        Federal...................................... $    38   $   8   $  24
       Deferred:
        Federal......................................   (105)      86      66
                                                       -------   -----  -----
          Provision for income tax expense (benefit). $  (67)   $  94   $  90
                                                       =======   =====  =====

   The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                    Years Ended December 31,
                                                    ------------------------
                                                      2013     2012    2011
                                                     -------  -----   -----
                                                       (In millions)
        Tax provision at U.S. statutory rate....... $  (55)   $ 103   $ 107
        Tax effect of:
         Dividend received deduction...............    (12)    (11)    (13)
         Prior year tax............................     (2)       3     (2)
         Tax credits...............................     (1)     (1)     (2)
         Other, net................................       3      --      --
                                                     -------   -----  -----
        Provision for income tax expense (benefit). $  (67)   $  94   $  90
                                                     =======   =====  =====

   Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                          December 31,
                                                        -----------------
                                                          2013     2012
                                                        -------- --------
                                                          (In millions)
      Deferred income tax assets:
       Investments, including derivatives.............. $      9 $     --
       Tax credit carryforwards........................        5       --
       Other, net......................................        2
                                                        -------- --------
         Total deferred income tax assets..............       16       --
      Deferred income tax liabilities:
       Policyholder liabilities and receivables........      110      234
       DAC and VOBA....................................       86       33
       Net unrealized investment gains.................       11       40
       Investments, including derivatives..............       --       18
       Other...........................................        1        1
                                                        -------- --------
         Total deferred income tax liabilities.........      208      326
                                                        -------- --------
           Net deferred income tax asset (liability)... $  (192) $  (326)
                                                        ======== ========

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

10. Income Tax (continued)


   Tax credit carryforwards of $5 million at December 31, 2013 will expire beginning in 2021.

   The Company participates in a tax sharing agreement with MetLife, as described in Note 1. Pursuant to this tax sharing agreement, the amounts due from affiliates include $18 million and $8 million at December 31, 2013 and 2012, respectively. The amounts due to affiliates include $8 million at December 31, 2011.

   The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state or local income tax examinations in major taxing jurisdictions for years prior to 2006. The IRS audit cycle for the year 2006, which began in April 2010, is expected to conclude in 2014.

   It is not expected that there will be a material change in the Company's liability for unrecognized tax benefits in the next 12 months.

   A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

                                                                                  Year Ended
                                                                               December 31, 2013
                                                                               -----------------
                                                                                 (In millions)
Balance at January 1,.........................................................     $     --
Additions for tax positions of prior years....................................            3
                                                                                   --------
Balance at December 31,.......................................................     $      3
                                                                                   ========
Unrecognized tax benefits that, if recognized would impact the effective rate.     $      3
                                                                                   ========

   There were no unrecognized tax benefits at December 31, 2012 and 2011.

   The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

   Interest was as follows:

                                                                 Year Ended
                                                              December 31, 2013
                                                              -----------------
                                                                (In millions)
Interest recognized in the statements of operations..........     $      1

                                                              December 31, 2013
                                                              -----------------
                                                                (In millions)
Interest included in other liabilities in the balance sheets.     $      1

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

10. Income Tax (continued)


   There was no interest recognized in the statements of operations for the years ended December 31, 2012 and 2011. There was no interest included in other liabilities in the balance sheets at December 31, 2012.

   The Company had no penalties for the years ended December 31, 2013, 2012 and 2011.

   The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2013 and 2012, the Company recognized an income tax benefit of $14 million and $8 million, respectively, related to the separate account DRD. The 2013 benefit included a benefit of $2 million related to a true-up of the 2012 tax return. The 2012 benefit included an expense of $3 million related to a true-up of the 2011 tax return.

11. Contingencies, Commitments and Guarantees

Contingencies

 Litigation

  Unclaimed Property Inquiries

    In April 2012, MetLife, for itself and on behalf of entities including the Company, reached agreements with representatives of the U.S. jurisdictions that were conducting audits of MetLife and certain of its affiliates for compliance with unclaimed property laws, and with state insurance regulators directly involved in a multistate targeted market conduct examination relating to claim-payment practices and compliance with unclaimed property laws. At least one other jurisdiction is pursuing a market conduct examination. It is possible that other jurisdictions may pursue similar examinations or audits and that such actions may result in additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws, administrative penalties, interest, and/or further changes to the Company's procedures. The Company is not currently able to estimate these additional possible costs.

  Sales Practices Claims

    Over the past several years, the Company has faced claims and regulatory inquiries and investigations, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in these matters. The Company believes adequate provision has been made in its financial statements for all probable and reasonably estimable losses for sales practices matters.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

11. Contingencies, Commitments and Guarantees (continued)


  Summary

    Various litigation, claims and assessments against the Company, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor, and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

    It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's net income or cash flows in particular annual periods.

 Insolvency Assessments

   Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments were as follows:

                                                              December 31,
                                                             ---------------
                                                              2013    2012
                                                             ------- -------
                                                              (In millions)
    Other Assets:
     Premium tax offset for future undiscounted assessments. $     1 $     1
     Receivable for reimbursement of paid assessments (1)...       5       6
                                                             ------- -------
                                                             $     6 $     7
                                                             ======= =======
    Other Liabilities:
     Insolvency assessments................................. $     6 $     8
                                                             ======= =======

--------

(1)The Company holds a receivable from the seller of a prior acquisition in accordance with the purchase agreement.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

11. Contingencies, Commitments and Guarantees (continued)


Commitments

 Commitments to Fund Partnership Investments

   The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $7 million and $9 million at December 31, 2013 and 2012, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

 Mortgage Loan Commitments

   The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $6 million and $1 million at December 31, 2013 and 2012, respectively.

 Commitments to Fund Private Corporate Bond Investments

   The Company commits to lend funds under private corporate bond investments. The amounts of these unfunded commitments were $14 million and $13 million at December 31, 2013 and 2012, respectively.

Guarantees

  In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

  In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

  The Company had no liability for indemnities, guarantees and commitments at both December 31, 2013 and 2012.

                      MetLife Investors Insurance Company
                 (A Wholly-Owned Subsidiary of MetLife, Inc.)

               Notes to the Financial Statements -- (Continued)

12. Related Party Transactions


Service Agreements

  The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, personnel, investment advice and distribution services. For certain agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Expenses incurred with affiliates related to these agreements, recorded in other expenses, were $78 million, $53 million and $76 million for the years ended December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $38 million, $34 million and $32 million for the years ended December 31, 2013, 2012 and 2011, respectively. Revenues received from affiliates related to these agreements, recorded in fees on ceded reinsurance and other, were $25 million, $24 million and $26 million for the years ended December 31, 2013, 2012 and 2011, respectively.

  The Company had net receivables from affiliates, related to the items discussed above, of $4 million and $2 million at December 31, 2013 and 2012, respectively.

  See Notes 4 and 5 for additional information on related party transactions.

13. Subsequent Event

  The Company has evaluated events subsequent to December 31, 2013, through March 31, 2014, which is the date these financial statements were available to be issued, and has determined there are no material subsequent events requiring adjustment to or disclosure in the financial statements.

                       EXETER REASSURANCE COMPANY, LTD.

                             FINANCIAL STATEMENTS

           AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEARS ENDED
                DECEMBER 31, 2013, 2012 AND 2011 (AS RESTATED)
                       AND INDEPENDENT AUDITORS' REPORT

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Exeter Reassurance Company, Ltd.:

We have audited the accompanying financial statements of Exeter Reassurance Company, Ltd. (a wholly-owned subsidiary of MetLife, Inc.) (the "Company"), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Exeter Reassurance Company, Ltd. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER

As discussed in Note 1 to the financial statements, the accompanying financial statements have been restated to correct misstatements on the 2013, 2012 and 2011 statements of cash flows. Our opinion is not modified with respect to this matter.

OTHER MATTERS

In our report dated April 2, 2014 on the previously issued 2012 financial statements filed with the Cayman Islands Monetary Authority ("CIMA"), we expressed an opinion that the Company's 2012 balance sheet did not fairly present insurance liabilities and, accordingly, did not conform to the presentation required under accounting principles generally accepted in the United States of America. That presentation was based on practices prescribed or permitted by CIMA. As noted in Note 1, in these general purpose financial statements, the Company has changed its presentation of insurance liabilities to conform to accounting principles generally accepted in the United States of America. Accordingly, our present opinion on the 2012 financial statements, as presented herein, is different from that expressed in our previous report.

In addition, results of the Company may not be indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated companies.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants
Princeton, New Jersey
April 2, 2014
(October 27, 2014 as to Note 1 related to the restatements and November 7, 2014 as to Note 14)

                       EXETER REASSURANCE COMPANY, LTD.

                                BALANCE SHEETS
                          DECEMBER 31, 2013 AND 2012

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                           2013
                                                                                                      ---------------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $1,311,922
   and $1,719,913, respectively)..................................................................... $     1,321,081
  Short-term investments, at estimated fair value....................................................       2,781,282
  Derivative assets..................................................................................       2,375,499
  Funds withheld at interest.........................................................................       2,694,267
                                                                                                      ---------------
   Total investments.................................................................................       9,172,129
Cash and cash equivalents............................................................................         629,616
Accrued investment income............................................................................          94,238
Premiums, reinsurance and other receivables..........................................................         645,814
Deferred policy acquisition costs....................................................................         159,820
Current income tax recoverable.......................................................................         196,592
Deferred income tax recoverable......................................................................       1,529,464
                                                                                                      ---------------
   Total assets...................................................................................... $    12,427,673
                                                                                                      ===============
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future policy benefits............................................................................... $     2,747,421
Policyholder account balances........................................................................       2,488,945
Other policy-related balances........................................................................       2,170,145
Policyholder dividends payable.......................................................................          16,256
Debt -- affiliated...................................................................................         575,118
Derivative liabilities...............................................................................       2,648,454
Other liabilities....................................................................................         551,170
                                                                                                      ---------------
   Total liabilities.................................................................................      11,197,509
                                                                                                      ---------------
CONTINGENCIES AND COMMITMENTS (NOTE 12)
STOCKHOLDER'S EQUITY
Preferred stock, par value $.01 per share; 250,000 shares authorized, 200,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 200,000 shares authorized, issued and outstanding at December 31, 2012; $2,000,000 aggregate liquidation preference at
 December 31, 2013 and 2012..........................................................................               2
Common stock, par value $.01 per share; 13,875,000 shares authorized, 13,466,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 14,125,000 shares authorized,
 13,466,000 shares issued and outstanding at December 31, 2012.......................................             135
Additional paid-in capital...........................................................................       4,125,653
Retained earnings (accumulated deficit)..............................................................     (2,964,638)
Accumulated other comprehensive income (loss)........................................................          69,012
                                                                                                      ---------------
   Total stockholder's equity........................................................................       1,230,164
                                                                                                      ---------------
   Total liabilities and stockholder's equity........................................................ $    12,427,673
                                                                                                      ===============

                                                                                                           2012
                                                                                                      ---------------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $1,311,922
   and $1,719,913, respectively)..................................................................... $     1,785,619
  Short-term investments, at estimated fair value....................................................       4,307,652
  Derivative assets..................................................................................       4,652,428
  Funds withheld at interest.........................................................................       2,436,815
                                                                                                      ---------------
   Total investments.................................................................................      13,182,514
Cash and cash equivalents............................................................................         905,519
Accrued investment income............................................................................          93,501
Premiums, reinsurance and other receivables..........................................................         775,433
Deferred policy acquisition costs....................................................................         136,661
Current income tax recoverable.......................................................................         261,720
Deferred income tax recoverable......................................................................       2,267,071
                                                                                                      ---------------
   Total assets...................................................................................... $    17,622,419
                                                                                                      ===============
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future policy benefits............................................................................... $     2,735,580
Policyholder account balances........................................................................       8,831,285
Other policy-related balances........................................................................       1,896,818
Policyholder dividends payable.......................................................................          17,438
Debt -- affiliated...................................................................................          75,118
Derivative liabilities...............................................................................       1,665,997
Other liabilities....................................................................................       1,726,141
                                                                                                      ---------------
   Total liabilities.................................................................................      16,948,377
                                                                                                      ---------------
CONTINGENCIES AND COMMITMENTS (NOTE 12)
STOCKHOLDER'S EQUITY
Preferred stock, par value $.01 per share; 250,000 shares authorized, 200,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 200,000 shares authorized, issued and outstanding at December 31, 2012; $2,000,000 aggregate liquidation preference at
 December 31, 2013 and 2012..........................................................................             200
Common stock, par value $.01 per share; 13,875,000 shares authorized, 13,466,000 issued and outstanding at December 31, 2013; par value $1.00 per share; 14,125,000 shares authorized,
 13,466,000 shares issued and outstanding at December 31, 2012.......................................          13,466
Additional paid-in capital...........................................................................       4,085,299
Retained earnings (accumulated deficit)..............................................................     (3,504,200)
Accumulated other comprehensive income (loss)........................................................          79,277
                                                                                                      ---------------
   Total stockholder's equity........................................................................         674,042
                                                                                                      ---------------
   Total liabilities and stockholder's equity........................................................ $    17,622,419
                                                                                                      ===============

              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                           STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)

                                                            2013           2012          2011
                                                        ------------- --------------- -----------
REVENUES
Premiums............................................... $      59,372 $       949,827 $    71,518
Universal life and investment-type product policy fees.       586,571         548,425     432,722
Net investment income..................................        35,423          20,695      17,238
Net investment gains (losses)..........................      (56,581)          41,793     (1,086)
Net derivative gains (losses)..........................     1,935,248     (3,676,589)     230,434
Other revenues.........................................         1,395          22,916      43,740
                                                        ------------- --------------- -----------
   Total revenues......................................     2,561,428     (2,092,933)     794,566
                                                        ------------- --------------- -----------
EXPENSES
Policyholder benefits and claims.......................     1,379,886       1,811,746     309,339
Interest credited to policyholder account balances.....        17,399          16,598      15,831
Policyholder dividends.................................        26,675          30,279      30,722
Other expenses.........................................       101,207         206,841     169,883
                                                        ------------- --------------- -----------
   Total expenses......................................     1,525,167       2,065,464     525,775
                                                        ------------- --------------- -----------
Income (loss) before provision for income tax..........     1,036,261     (4,158,397)     268,791
Provision for income tax expense (benefit).............       364,215     (1,455,499)      94,077
                                                        ------------- --------------- -----------
Net income (loss)...................................... $     672,046 $   (2,702,898) $   174,714
                                                        ============= =============== ===========



              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                   STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)

                                                             2013           2012           2011
                                                         ------------ ---------------- ------------
Net income (loss)....................................... $    672,046 $    (2,702,898) $    174,714
Other comprehensive income (loss):
 Unrealized investment gains (losses), net of related
   offsets..............................................     (56,634)           25,017       35,549
 Foreign currency translation adjustments...............       26,548           13,028     (15,751)
                                                         ------------ ---------------- ------------
 Other comprehensive income (loss), before income tax...     (30,086)           38,045       19,798
 Income tax (expense) benefit related to items of other
   comprehensive income (loss)..........................       19,821          (8,756)     (12,442)
                                                         ------------ ---------------- ------------
 Other comprehensive income (loss), net of income tax...     (10,265)           29,289        7,356
                                                         ------------ ---------------- ------------
Comprehensive income (loss)............................. $    661,781 $    (2,673,609) $    182,070
                                                         ============ ================ ============




              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                      STATEMENTS OF STOCKHOLDER'S EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)




                                                                                                  RETAINED
                                                                                   ADDITIONAL     EARNINGS
                                                             PREFERRED   COMMON     PAID-IN     (ACCUMULATED
                                                              STOCK      STOCK      CAPITAL       DEFICIT)
                                                            ---------- ---------- ------------ --------------
Balance at December 31, 2010...............................  $     --  $   13,466 $    548,218 $    (976,016)
Capital contribution from MetLife, Inc. (Note 9)...........                            703,860
Comprehensive income (loss):
Net income (loss)..........................................                                           174,714
Other comprehensive income (loss), net of income tax.......
                                                             --------  ---------- ------------ --------------
Balance at December 31, 2011...............................        --      13,466    1,252,078      (801,302)
                                                             --------  ---------- ------------ --------------
Capital contribution from MetLife, Inc. (Note 9)...........                            833,421
Non-cumulative perpetual preferred stock issuance -- newly
 issued shares (Note 9)....................................       200                1,999,800
Comprehensive income (loss):
Net income (loss)..........................................                                       (2,702,898)
Other comprehensive income (loss), net of income tax.......
                                                             --------  ---------- ------------ --------------
Balance at December 31, 2012...............................       200      13,466    4,085,299    (3,504,200)
                                                             --------  ---------- ------------ --------------
Capital contribution from MetLife, Inc. (Note 9)...........                             26,825
Change in preferred and common stock par value
 (Note 9)..................................................     (198)    (13,331)       13,529
Dividends on perpetual preferred stock.....................                                         (132,484)
Comprehensive income (loss):
Net income (loss)..........................................                                           672,046
Other comprehensive income (loss), net of income tax.......
                                                             --------  ---------- ------------ --------------
Balance at December 31, 2013...............................  $      2  $      135 $  4,125,653 $  (2,964,638)
                                                             ========  ========== ============ ==============

                                                                  ACCUMULATED OTHER
                                                             COMPREHENSIVE INCOME (LOSS)
                                                            -----------------------------
                                                                  NET         FOREIGN
                                                              UNREALIZED      CURRENCY
                                                              INVESTMENT    TRANSLATION           TOTAL
                                                             GAINS (LOSSES)  ADJUSTMENTS   STOCKHOLDER'S EQUITY
                                                            --------------- ------------- ---------------------
Balance at December 31, 2010...............................  $      3,341   $      39,291     $  (371,700)
Capital contribution from MetLife, Inc. (Note 9)...........                                        703,860
Comprehensive income (loss):
Net income (loss)..........................................                                        174,714
Other comprehensive income (loss), net of income tax.......        23,107        (15,751)            7,356
                                                             ------------   -------------     ------------
Balance at December 31, 2011...............................        26,448          23,540          514,230
                                                             ------------   -------------     ------------
Capital contribution from MetLife, Inc. (Note 9)...........                                        833,421
Non-cumulative perpetual preferred stock issuance -- newly
 issued shares (Note 9)....................................                                      2,000,000
Comprehensive income (loss):
Net income (loss)..........................................                                    (2,702,898)
Other comprehensive income (loss), net of income tax.......        16,261          13,028           29,289
                                                             ------------   -------------     ------------
Balance at December 31, 2012...............................        42,709          36,568          674,042
                                                             ------------   -------------     ------------
Capital contribution from MetLife, Inc. (Note 9)...........                                         26,825
Change in preferred and common stock par value
 (Note 9)..................................................                                             --
Dividends on perpetual preferred stock.....................                                      (132,484)
Comprehensive income (loss):
Net income (loss)..........................................                                        672,046
Other comprehensive income (loss), net of income tax.......      (36,813)          26,548         (10,265)
                                                             ------------   -------------     ------------
Balance at December 31, 2013...............................  $      5,896   $      63,116     $  1,230,164
                                                             ============   =============     ============


              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                           STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

                                (IN THOUSANDS)

                                                                                               2013           2012
                                                                                           -------------- --------------
                                                                                            AS RESTATED    AS RESTATED
                                                                                            SEE NOTE 1     SEE NOTE 1
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)......................................................................... $      672,046 $  (2,702,898)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Amortization of premiums and accretion of discounts associated with investments, net....         20,823          5,956
  (Gains) losses on investments, net......................................................         56,581       (41,793)
  (Gains) losses on derivatives, net......................................................      (204,378)      4,802,934
  Universal life and investment-type product policy fees..................................         11,088          (556)
  Change in accrued investment income.....................................................             28       (77,901)
  Change in premiums, reinsurance and other receivables...................................        112,292        155,762
  Change in deferred policy acquisition costs, net........................................       (23,159)         41,444
  Change in income tax recoverable (payable)..............................................        670,461    (1,675,874)
  Change in insurance-related liabilities and policy-related balances.....................        272,897        530,400
  Change in other liabilities.............................................................        101,876       (96,015)
  Other, net..............................................................................         31,681         24,977
                                                                                           -------------- --------------
Net cash provided by (used in) operating activities.......................................      1,722,236        966,436
                                                                                           -------------- --------------
CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities and repayments of:
  Fixed maturity securities...............................................................        813,413      1,310,619
  Equity securities.......................................................................            128          7,212
Purchases of fixed maturity securities....................................................      (415,825)    (1,486,466)
Cash received in connection with freestanding derivatives.................................        146,845        415,944
Cash paid in connection with freestanding derivatives.....................................    (2,882,508)    (1,790,917)
Net change in short-term investments......................................................      1,525,163      1,497,830
Net change in funds withheld at interest..................................................      (336,545)      (146,444)
Other, net................................................................................        272,335         24,279
                                                                                           -------------- --------------
Net cash provided by (used in) investing activities.......................................      (876,994)      (167,943)
                                                                                           -------------- --------------
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
  Deposits................................................................................             --            212
  Withdrawals.............................................................................             --       (10,330)
Change in payables for derivative collateral..............................................    (1,276,847)    (1,627,743)
Long-term debt issuances -- affiliated....................................................        500,000             --
Capital contribution from MetLife, Inc....................................................             --        800,000
Dividend on preferred stock...............................................................      (132,484)             --
Other, net................................................................................      (166,050)      (122,628)
                                                                                           -------------- --------------
Net cash provided by (used in) financing activities.......................................    (1,075,381)      (960,489)
                                                                                           -------------- --------------
Effect of change in foreign currency exchange rates on cash and cash equivalents balances.       (45,764)       (23,555)
                                                                                           -------------- --------------
Change in cash and cash equivalents.......................................................      (275,903)      (185,551)
Cash and cash equivalents, beginning of year..............................................        905,519      1,091,070
                                                                                           -------------- --------------
CASH AND CASH EQUIVALENTS, END OF YEAR.................................................... $      629,616 $      905,519
                                                                                           ============== ==============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Net cash paid for:
  Interest................................................................................ $        5,107 $      134,691
                                                                                           ============== ==============
  Income tax.............................................................................. $      304,518 $      222,025
                                                                                           ============== ==============
Non-cash transactions:
  Purchase of fixed maturity securities associated with business transfer................. $           -- $      760,628
                                                                                           ============== ==============
  Purchase of short-term investments associated with business transfer.................... $           -- $       72,453
                                                                                           ============== ==============
  Capital contribution from MetLife, Inc.................................................. $       26,825 $       33,421
                                                                                           ============== ==============
  Issuance of non-cumulative perpetual preferred shares................................... $           -- $    2,000,000
                                                                                           ============== ==============
  Assignment of senior notes to MetLife, Inc.............................................. $           -- $  (2,000,000)
                                                                                           ============== ==============

                                                                                              2011
                                                                                           ------------
                                                                                           AS RESTATED
                                                                                           SEE NOTE 1
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)......................................................................... $    174,714
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Amortization of premiums and accretion of discounts associated with investments, net....         (62)
  (Gains) losses on investments, net......................................................        1,086
  (Gains) losses on derivatives, net......................................................      469,752
  Universal life and investment-type product policy fees..................................      (3,781)
  Change in accrued investment income.....................................................      (6,706)
  Change in premiums, reinsurance and other receivables...................................      358,863
  Change in deferred policy acquisition costs, net........................................       28,571
  Change in income tax recoverable (payable)..............................................     (19,555)
  Change in insurance-related liabilities and policy-related balances.....................      256,552
  Change in other liabilities.............................................................    (355,242)
  Other, net..............................................................................       29,195
                                                                                           ------------
Net cash provided by (used in) operating activities.......................................      933,387
                                                                                           ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities and repayments of:
  Fixed maturity securities...............................................................      604,979
  Equity securities.......................................................................        2,880
Purchases of fixed maturity securities....................................................    (754,191)
Cash received in connection with freestanding derivatives.................................      876,691
Cash paid in connection with freestanding derivatives.....................................  (2,032,925)
Net change in short-term investments......................................................  (4,538,307)
Net change in funds withheld at interest..................................................     (98,811)
Other, net................................................................................      158,928
                                                                                           ------------
Net cash provided by (used in) investing activities.......................................  (5,780,756)
                                                                                           ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
  Deposits................................................................................          416
  Withdrawals.............................................................................      (2,644)
Change in payables for derivative collateral..............................................    2,563,812
Long-term debt issuances -- affiliated....................................................    1,000,000
Capital contribution from MetLife, Inc....................................................      673,000
Dividend on preferred stock...............................................................           --
Other, net................................................................................       80,761
                                                                                           ------------
Net cash provided by (used in) financing activities.......................................    4,315,345
                                                                                           ------------
Effect of change in foreign currency exchange rates on cash and cash equivalents balances.        7,065
                                                                                           ------------
Change in cash and cash equivalents.......................................................    (524,959)
Cash and cash equivalents, beginning of year..............................................    1,616,029
                                                                                           ------------
CASH AND CASH EQUIVALENTS, END OF YEAR.................................................... $  1,091,070
                                                                                           ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Net cash paid for:
  Interest................................................................................ $     69,232
                                                                                           ============
  Income tax.............................................................................. $    115,497
                                                                                           ============
Non-cash transactions:
  Purchase of fixed maturity securities associated with business transfer................. $         --
                                                                                           ============
  Purchase of short-term investments associated with business transfer.................... $         --
                                                                                           ============
  Capital contribution from MetLife, Inc.................................................. $     30,860
                                                                                           ============
  Issuance of non-cumulative perpetual preferred shares................................... $         --
                                                                                           ============
  Assignment of senior notes to MetLife, Inc.............................................. $         --
                                                                                           ============

              SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                       EXETER REASSURANCE COMPANY, LTD.

                       NOTES TO THE FINANCIAL STATEMENTS

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

BUSINESS

  Exeter Reassurance Company, Ltd. (the "Company" or "Exeter") is a wholly-owned stock life insurance subsidiary of MetLife, Inc. (the "Holding Company").

  In 2011, the Company was redomesticated to the Cayman Islands. The Company was licensed as an Unrestricted Class B Insurer under the Insurance Law of the Cayman Islands (the "Law").

  Effective October 1, 2013, the Company redomesticated to the state of Delaware ("Delaware"). The Company is licensed as a Delaware pure captive insurance company under the Delaware Captive Insurance Law ("Delaware Law"). The Company engages in traditional and financial reinsurance of life insurance and annuity policies, primarily with affiliates.

  In the second quarter of 2013, the Holding Company announced its plans to merge three U.S.-based life insurance companies and an offshore reinsurance subsidiary to create one larger U.S.-based and U.S.-regulated life insurance company (the "Mergers"). The companies to be merged consist of MetLife Insurance Company of Connecticut ("MICC"), MetLife Investors USA Insurance Company ("MLI-USA") and MetLife Investors Insurance Company ("MLIIC"), each a U.S. insurance company that issues variable annuity products in addition to other products, and Exeter. MICC, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. The Mergers are expected to occur in the fourth quarter of 2014, subject to regulatory approvals.

BASIS OF PRESENTATION

  The Company has previously prepared, and filed, financial statements that comply with the filing requirements of the Cayman Islands Monetary Authority ("CIMA"). The financial statements as of and for the year ended December 31, 2012 presented insurance liabilities in the balance sheet in accordance with practices prescribed or permitted by CIMA, which presentation differs from the presentation requirements under generally accepted accounting principles. The presentation of insurance liabilities in these financial statements has been revised to present such amounts in accordance with accounting principles generally accepted in the United States.

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

  Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


RESTATEMENTS

  The Company identified the following errors relating to the 2013, 2012 and 2011 statements of cash flows:

    . Net cash provided by operating activities was overstated and net cash used in investing activities was understated in 2012, as a result of errors relating to the non-cash component of the consideration received for the transfer of business to the Company from an affiliate.
    . The effects of changes in foreign currency exchange rates on cash and cash equivalents were incorrectly reported in 2013, 2012 and 2011, resulting in offsetting impacts on net cash provided by operating activities and net cash used in investing activities.
    . Certain transactions relating to fees on embedded derivatives were incorrectly reported in the cash flow statement in 2013, 2012 and 2011 including: (a) cash transactions incorrectly reported in (gains) losses on derivatives, net, resulting in impacts to both net cash provided by operating activities and net cash used in investing activities: and (b) non-cash transactions incorrectly reported in cash flows from investing activities in other, net, resulting in impacts to net cash used in investing activities.
    . Non-cash transactions relating to funds withheld at interest were incorrectly reported in net cash used in investing activities in 2013, 2012 and 2011.

  The combined errors resulted in an overstatement/(understatement) of (i) net cash provided by operating activities of $93,333 thousand, $991,168 thousand and ($76,861) thousand in 2013, 2012 and 2011, respectively; (ii) net cash used in investing activities of ($139,097) thousand, ($1,014,723) thousand and $83,926 thousand in 2013, 2012 and 2011, respectively; and (iii) the effect of change in foreign currency exchange rates on cash and cash equivalents of $45,764 thousand, $23,555 thousand and ($7,065) thousand in 2013, 2012 and 2011, respectively.

  The impact of the 2013, 2012 and 2011 restatements is shown in the tables below:

                                                                   FOR THE YEAR ENDED DECEMBER 31, 2013
                                                                 ----------------------------------------
                                                                 AS PREVIOUSLY CORRECTION OF
                                                                   REPORTED       ERRORS     AS ADJUSTED
                                                                 ------------- ------------- ------------
                                                                              (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
 (Gains) losses on derivatives, net............................. $(1,095,691)   $  891,313   $  (204,378)
 Change in accrued investment income............................ $      (737)   $      765   $         28
 Change in premiums, reinsurance and other receivables.......... $    130,149   $ (17,857)   $    112,292
 Change in income tax recoverable (payable)..................... $    822,557   $(152,096)   $    670,461
 Change in other assets......................................... $     26,549   $ (26,549)   $         --
 Change in insurance-related liabilities and policy-related
   balances..................................................... $    979,232   $(706,335)   $    272,897
 Change in other liabilities.................................... $    101,875   $        1   $    101,876
 Other, net..................................................... $    114,256   $ (82,575)   $     31,681
Net cash provided by (used in) operating activities............. $  1,815,569   $ (93,333)   $  1,722,236
CASH FLOWS FROM INVESTING ACTIVITIES
 Sales, maturities and repayments of:
   Fixed maturity securities.................................... $    803,256   $   10,157   $    813,413
 Net change in short-term investments........................... $  1,528,444   $  (3,281)   $  1,525,163
 Net change in funds withheld at interest....................... $  (257,452)   $ (79,093)   $  (336,545)
 Other, net..................................................... $     61,021   $  211,314   $    272,335
Net cash provided by (used in) investing activities............. $(1,016,091)   $  139,097   $  (876,994)
Effect of change in foreign currency exchange rates on cash and
  cash equivalents balances..................................... $         --   $ (45,764)   $   (45,764)

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


                                                               FOR THE YEAR ENDED DECEMBER 31, 2012
                                                             ----------------------------------------
                                                             AS PREVIOUSLY CORRECTION OF
                                                               REPORTED       ERRORS     AS ADJUSTED
                                                             ------------- ------------- ------------
                                                                          (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
 (Gains) losses on derivatives, net......................... $  4,156,565  $    646,369  $  4,802,934
 Change in premiums, reinsurance and other receivables...... $    149,271  $      6,491  $    155,762
 Change in income tax recoverable (payable)................. $(1,617,392)  $   (58,482)  $(1,675,874)
 Change in other assets..................................... $     13,027  $   (13,027)  $         --
 Change in insurance-related liabilities and policy-related
   balances................................................. $  1,932,786  $(1,402,386)  $    530,400
 Change in other liabilities................................ $   (31,859)  $   (64,156)  $   (96,015)
 Other, net................................................. $    130,954  $  (105,977)  $     24,977
Net cash provided by (used in) operating activities......... $  1,957,604  $  (991,168)  $    966,436
CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of fixed maturity securities..................... $(2,264,346)  $    777,880  $(1,486,466)
 Net change in short-term investments....................... $  1,423,762  $     74,068  $  1,497,830
 Net change in funds withheld at interest................... $  (218,801)  $     72,357  $  (146,444)
 Other, net................................................. $   (66,139)  $     90,418  $     24,279
Net cash provided by (used in) investing activities......... $(1,182,666)  $  1,014,723  $  (167,943)
Effect of change in foreign currency exchange rates on cash
  and cash equivalents balances............................. $         --  $   (23,555)  $   (23,555)

                                                                      FOR THE YEAR ENDED DECEMBER 31, 2011
                                                                    ----------------------------------------
                                                                    AS PREVIOUSLY CORRECTION OF
                                                                      REPORTED       ERRORS     AS ADJUSTED
                                                                    ------------- ------------- ------------
                                                                                 (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities:
 (Gains) losses on derivatives, net................................ $  (153,956)   $  623,708   $    469,752
 Change in accrued investment income............................... $    (8,031)   $    1,325   $    (6,706)
 Change in premiums, reinsurance and other receivables............. $    349,645   $    9,218   $    358,863
 Change in income tax recoverable (payable)........................ $   (50,030)   $   30,475   $   (19,555)
 Change in other assets............................................ $   (15,750)   $   15,750   $         --
 Change in insurance-related liabilities and policy-related
   balances........................................................ $    757,824   $(501,272)   $    256,552
 Change in other liabilities....................................... $  (354,977)   $    (265)   $  (355,242)
 Other, net........................................................ $    131,273   $(102,078)   $     29,195
Net cash provided by (used in) operating activities................ $    856,526   $   76,861   $    933,387
CASH FLOWS FROM INVESTING ACTIVITIES
Net change in funds withheld at interest........................... $   (91,382)   $  (7,429)   $   (98,811)
 Other, net........................................................ $    235,425   $ (76,497)   $    158,928
Net cash provided by (used in) investing activities................ $(5,696,830)   $ (83,926)    (5,780,756)
Effect of change in foreign currency exchange rates on cash and
  cash equivalents balances........................................ $         --   $    7,065   $      7,065

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

                     --------------------------------------
                     ACCOUNTING POLICY                 NOTE
                     --------------------------------------
                     Deferred Policy Acquistion Costs     2
                     --------------------------------------
                     Reserves                             3
                     --------------------------------------
                     Reinsurance                          4
                     --------------------------------------
                     Investments                          5
                     --------------------------------------
                     Derivatives                          6
                     --------------------------------------
                     Fair Value                           7
                     --------------------------------------
                     Income Tax                          11
                     --------------------------------------
                     Litigation Contingencies            12
                     --------------------------------------

 FUTURE POLICYHOLDER BENEFITS, POLICYHOLDER ACCOUNT BALANCES AND OTHER POLICY-RELATED BALANCES

  The Company establishes liabilities for insurance policies assumed by the Company. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. For long duration insurance contracts, assumptions such as mortality and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

  Liabilities for assumed universal secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating the secondary liabilities are consistent with those used for amortizing deferred policy acquisition costs ("DAC"), and are thus subject to the same variability and risk as further discussed herein. The assumptions of investment performance and volatility for variable products are consistent with historical experience of appropriate underlying equity indices, such as the Standard & Poor's Ratings Services ("S&P") 500 Index. The benefits used in calculating the liabilities assumed are based on the average benefits payable over a range of scenarios.

  The assumed unearned revenue liability included in other policy-related balances relates to universal life-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

  The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  The Company assumed and ceded guaranteed minimum benefits associated with certain variable annuity product risks that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

  Guarantees assumed are accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDB"), the portion of guaranteed minimum income benefits ("GMIB") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWB").

  Guarantees assumed are accounted for as embedded derivatives in policyholder account balances include the non life-contingent portion of GMWB, guaranteed minimum accumulation benefits ("GMAB") and the portion of GMIB that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other policy-related balances include policy and contract claims and policyholder dividends due and unpaid.

  The liability for policy and contract claims generally relates to incurred but not reported death claims, as well as claims which have been reported but not yet settled.

DIVIDEND LIABILITY

  The terminal dividend liability for assumed participating traditional life insurance policies is equal to the liability for dividends paid to policyholders upon termination and after satisfying minimum period in-force requirements.

RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS

  Premiums related to assumed traditional life and variable annuity business are recognized as revenues when due. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to the business assumed.

DEFERRED POLICY ACQUISITION COSTS

  The Company reimburses the direct writer of the reinsured agreements for significant costs in connection with acquiring new and renewal reinsurance business. Costs that are related directly to the successful acquisition or renewal of reinsurance agreements are capitalized as DAC. Such costs primarily include:

    .  incremental direct costs of contract acquisition, such as commissions;

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

  All other acquisition-related costs, as well as all indirect costs, are expensed as incurred.

  DAC is amortized as follows:

 Products reinsured:                    In proportion to the following over
                                        estimated lives of the reinsurance
                                        agreements:
 -----------------------------------------------------------------------------
 .  Participating, dividend-paying      Actual and expected future gross
    traditional contracts               margins.
 -----------------------------------------------------------------------------
 .  Variable universal life contracts   Actual and expected future gross
 .  Variable deferred annuity contracts profits.

  See Note 2 for additional information on DAC amortization.

  The recovery of DAC is dependent upon the future profitability of the related business.

REINSURANCE AGREEMENTS

  For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as a reinsurer. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the Company is subject or features that delay the timely reimbursement of claims.

  For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

  Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities and other policy-related balances. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. Certain assumed GMWB, GMAB and GMIB are accounted for as embedded derivatives with changes in estimated fair value reported in net derivative gains (losses).

  If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

 INVESTMENTS

  NET INVESTMENT INCOME

    Income on investments is reported within net investment income, unless otherwise stated herein.

  FIXED MATURITY SECURITIES

    The Company's fixed maturity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

    Interest income on fixed maturity securities is recognized when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned.

    The Company periodically evaluates fixed maturity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value and an analysis of the gross unrealized losses by severity and/or age. The analysis of gross unrealized losses is described further in Note 5 "--Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

    For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either:
  (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exist, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI. Adjustments are not made for subsequent recoveries in value.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  SHORT-TERM INVESTMENTS

    Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at the estimated fair value or amortized cost, which approximates estimated fair value.

  DERIVATIVE ASSETS

    Derivative assets consist principally of freestanding derivatives with positive estimated fair values and are described in " -- Derivatives" below.

  FUNDS WITHHELD AT INTEREST

    Funds withheld at interest represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. The Company records a funds withheld asset rather than the underlying investments. The Company recognizes interest on funds withheld at rates defined by the terms of the agreement which may be contractually specified or directly related to the underlying investments.

 DERIVATIVES

  FREESTANDING DERIVATIVES

    Freestanding derivatives are carried in the Company's balance sheets either as assets within derivative assets or as liabilities within derivative liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty absent a master netting agreement.

    Accruals on derivatives are generally recorded in accrued investment income or within derivative liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in derivative assets or derivative liabilities.

    The Company's derivatives are not designated as qualifying for hedge accounting. Changes in the estimated fair value of derivatives are generally reported in net derivative gains (losses) except for those in policyholder benefits and claims for economic hedges of variable annuity guarantees included in future policy benefits in the balance sheets. The fluctuations in estimated fair value of derivatives can result in significant volatility in net income.

  EMBEDDED DERIVATIVES

    The Company assumes variable annuity guarantees, modified coinsurance contracts and equity indexed deferred annuities that contain embedded derivatives. Additionally, the Company has retroceded certain of these variable annuity guarantees to unaffiliated reinsurance counterparties that also contain embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

   . the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   . the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and
   . a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

    Such embedded derivatives are carried in the balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses) for assumed reinsurance or in policyholder benefits and claims for ceded reinsurance. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

 FAIR VALUE

   Certain assets and liabilities are measured at estimated fair value in the Company's balance sheets. In addition, the notes to these financial statements include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

   Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

 INCOME TAX

   The Company joins with the Holding Company and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provision of the Internal Revenue Code of 1986 as amended (the "Code"). Current taxes (and the benefits of tax attributes such as losses) are allocated to the Holding Company under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, the Holding Company has elected the "percentage method' (and 100 percent under such method) of reimbursing companies for tax attributes such as losses. As a result, one hundred percent of tax attributes such as losses are reimbursed by the Holding Company to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes such as losses. Profitable subsidiaries pay to the Holding company each year the federal income tax which such profitable subsidiary would have paid that year based upon that year's taxable income. The Holding Company has current or prior deductions and credits (including by not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by the Holding Company when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if the Holding Company would not have realized the attributes on a stand-alone basis under a "wait and see" method.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


   Deferred income tax assets and liabilities resulting from temporary differences between the financial reporting and tax basis of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

   The realization of deferred income tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

  . future taxable income exclusive of reversing temporary differences and carryforwards;
  .  future reversals of existing taxable temporary differences;
  . taxable income in prior carryback years; and . tax planning strategies.

   The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

   The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included in other liabilities and are charged to earnings in the period that such determination is made.

   The Company classifies interest recognized as other expense and penalties recognized as a component of income tax expense.

 OTHER ACCOUNTING POLICIES

  CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

  OTHER REVENUES

    Other revenues consist of funds withheld investment credit fees associated with financial reinsurance.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  POLICYHOLDER DIVIDENDS

    Pursuant to the terms of certain reinsurance agreements, the Company participates in the policyholder dividend scale of the ceding company. Policyholder dividends are approved annually by the ceding company's board of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as the judgment of the ceding company's management as to the appropriate level of statutory surplus to be retained by the ceding company.

  FOREIGN CURRENCY

    Balance sheet accounts for reinsurance agreements that are settled in foreign currencies are translated at the exchange rate in effect at each year end and income and expense accounts are translated at the average exchange rates during the year. Translation adjustments are charged or credited directly to foreign currency translation adjustments, included in accumulated other comprehensive income or loss, net of applicable taxes. Intercompany receivables (payables) that are held in foreign currencies are translated at the exchange rate in effect at each year end and translation adjustments are charged directly to net investment gains (losses) in the period in which they occur.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Effective January 1, 2013, the Company adopted new guidance regarding comprehensive income that requires an entity to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The adoption was prospectively applied and resulted in additional disclosures in Note 9.

  Effective January 1, 2013, the Company adopted new guidance regarding balance sheet offsetting disclosures which requires an entity to disclose information about offsetting and related arrangements for derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions, to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The adoption was retrospectively applied and resulted in additional disclosures related to derivatives in Note 6.

  On January 1, 2012, the Company adopted new guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. Under the new guidance, advertising costs may only be included in DAC if the capitalization criteria in the direct-response advertising guidance in Subtopic 340-20, OTHER ASSETS AND DEFERRED COSTS--CAPITALIZED ADVERTISING COSTS, are met. As a result, certain direct marketing, sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

                       EXETER REASSURANCE COMPANY, LTD.

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


  On January 1, 2012, the Company adopted new guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholders' equity. The Company adopted the two-statement approach for annual financial statements.

  Effective January 1, 2012, the Company adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the amendments clarify the Financial Accounting Standards Board's ("FASB") intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company's financial statements other than the expanded disclosures in Note 7.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  In March 2013, the FASB issued new guidance regarding foreign currency (Accounting Standards Update ("ASU") 2013-05, FOREIGN CURRENCY MATTERS (TOPIC
830): PARENT'S ACCOUNTING FOR THE CUMULATIVE TRANSLATION ADJUSTMENT UPON DERECOGNITION OF CERTAIN SUBSIDIARIES OR GROUPS OF ASSETS WITHIN A FOREIGN ENTITY OR OF AN INVESTMENT IN A FOREIGN ENTITY), effective prospectively for fiscal years and interim reporting periods within those years beginning after December 15, 2013. The amendments require an entity that ceases to have a controlling financial interest in a subsidiary or group of assets within a foreign entity to apply the guidance in Subtopic 830-30, FOREIGN CURRENCY MATTERS -- TRANSLATION OF FINANCIAL STATEMENTS, to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance in section 830-30-40, DERECOGNITION, still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

  In February 2013, the FASB issued new guidance regarding liabilities (ASU 2013-04, LIABILITIES (TOPIC 405): OBLIGATIONS RESULTING FROM JOINT AND SEVERAL LIABILITY ARRANGEMENTS FOR WHICH THE TOTAL AMOUNT OF THE OBLIGATION IS FIXED AT THE REPORTING DATE), effective retrospectively for fiscal years beginning after December 15, 2013 and interim periods within those years. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligation. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

                       EXETER REASSURANCE COMPANY, LTD.

2. DEFERRED POLICY ACQUISITION COSTS

  See Note 1 for a description of capitalized acquisition costs.

PARTICIPATING AND DIVIDEND-PAYING TRADITIONAL CONTRACTS

  The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency, and other factor changes and policyholder dividend scales are reasonably likely to significantly impact the rate of DAC amortization. On a quarterly basis, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to earnings. When actual gross margins exceed those previously estimated, the DAC amortization will increase, resulting in a charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. On a quarterly basis, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC amortization will increase, resulting in a charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Total DAC amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC for the update of actual gross margins and the re-estimation of expected future gross margins. On a quarterly basis, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC balances.

VARIABLE UNIVERSAL LIFE CONTRACTS, VARIABLE DEFERRED ANNUITY CONTRACTS AND EQUITY INDEXED DEFERRED ANNUITY CONTRACTS

  The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception of the contracts. The amount of expected future gross profits is dependent principally upon investment returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC amortization. On a quarterly basis, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC amortization is re-estimated and adjusted by the cumulated charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. On a quarterly basis, the Company also updates the actual amount of business remaining in-force, which impact expected future gross profits. When expected future gross profits are below those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC balances.

                       EXETER REASSURANCE COMPANY, LTD.

2. DEFERRED POLICY ACQUISITION COSTS (CONTINUED)


FACTORS IMPACTING AMORTIZATION

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

  Amortization of DAC is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC that would have been amortized if such gains and losses had been recognized.

  Information regarding DAC was as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                            --------------------------------
                                                               2013       2012       2011
                                                            ---------- ---------- ----------
                                                                     (IN THOUSANDS)
Balance at January 1,...................................... $  136,661 $  178,105 $  206,677
Capitalizations............................................      2,013      1,760      2,955
Amortization related to:
   Net investment gains (losses) and net derivative gains
     (losses)..............................................     23,559   (28,204)   (21,453)
   Other expenses..........................................    (2,413)   (15,000)   (10,074)
                                                            ---------- ---------- ----------
       Total amortization..................................     21,146   (43,204)   (31,527)
                                                            ---------- ---------- ----------
Balance at December 31,.................................... $  159,820 $  136,661 $  178,105
                                                            ========== ========== ==========

3. RESERVES

REINSURANCE LIABILITIES

  Future policy benefits are measured as follows:

  Product Type                         Measurement Assumptions:
  ---------------------------------------------------------------------------
  Assumed Participating Life           Aggregate of (i) net level premium
                                       reserves for death and endowment
                                       policy benefits (calculated based
                                       upon the non-forfeiture interest rate
                                       ranging from 4% to 6% and mortality
                                       rates guaranteed in calculating the
                                       cash surrender values described in
                                       such contracts); and (ii) the
                                       liability for terminal dividends.
  ---------------------------------------------------------------------------
  Assumed traditional fixed annuities  Present value of expected future
  after annuitization                  payments. Interest rate assumptions
                                       used in establishing such liabilities
                                       range from 1% to 7% for domestic
                                       business and 2% to 5% for
                                       international business.

                       EXETER REASSURANCE COMPANY, LTD.

3. RESERVES (CONTINUED)


GUARANTEES

  The Company reinsures variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWB, GMAB and the portion of certain GMIB that does not require annuitization are accounted for as embedded derivatives in policyholder account balances and other policy-related balances which are further discussed in Note 6. Guarantees accounted for as reinsurance liabilities include:

Guarantee:                                       Measurement Assumptions:
-------------------------------------------------------------------------------------------------
GMDBs  .  A return of purchase payment upon   Present value of expected death benefits in
          death even if the account value is    excess of the projected account balance
          reduced to zero.                      recognizing the excess ratably over the
                                                accumulation period based on the present
                                                value of total expected assessments.

       .  An enhanced death benefit may be    Assumptions are consistent with those used
          available for an additional fee.      for amortizing DAC, and are thus subject to
                                                the same variability and risk.

                                              Investment performance and volatility
                                                assumptions are consistent with the historical
                                                experience of the appropriate underlying
                                                equity index, such as the S&P 500 Index.

                                              Benefit assumptions are based on the
                                                average benefits payable over a range of
                                                scenarios.
-------------------------------------------------------------------------------------------------
GMIBs  .  After a specified period of time    Present value of expected income benefits in
          determined at the time of issuance    excess of the projected account balance at
          of the variable annuity contract,     any future date of annuitization and
          a minimum accumulation of purchase    recognizing the excess ratably over the
          payments, even if the account         accumulation period based on the present
          value is reduced to zero, that can    value of total expected assessments.
          be annuitized to receive a monthly  Assumptions are consistent with those used
          income stream that is not less        for estimating GMDBs liabilities.
          than a specified amount.            Calculation incorporates an assumption for
       .  Certain contracts also provide for    the percentage of the potential annuitizations
          a guaranteed lump sum return of       that may be elected by the contractholder.
          purchase premium in lieu of the
          annuitization benefit.
-------------------------------------------------------------------------------------------------
GMWBs. .  A return of purchase payment via    Expected value of the life contingent
          partial withdrawals, even if the      payments and expected assessments using
          account value is reduced to zero,     assumptions consistent with those used for
          provided that cumulative              estimating the GMDBs liabilities.
          withdrawals in a contract year do
          not exceed a certain limit.

       .  Certain contracts include
          guaranteed withdrawals that are
          life contingent.

                       EXETER REASSURANCE COMPANY, LTD.

3. RESERVES (CONTINUED)

  Information regarding the liabilities for guarantees (excluding embedded derivatives) relating to annuity and universal and variable life contracts was as follows:

                                                    UNIVERSAL AND
                                                    VARIABLE LIFE
                                 ANNUITY CONTRACTS    CONTRACTS
   -                             ------------------ -------------
                                                      SECONDARY
                                   GMDBS    GMIBS    GUARANTEES      TOTAL
   -                             --------  -------- ------------- ----------
   ASSUMED
   Balance at January 1, 2011... $204,783  $172,260    $41,159    $  418,202
   Incurred guaranteed benefits.  197,432    72,496     (1,514)      268,414
   Paid guaranteed benefits.....  (74,439)       --         --       (74,439)
                                 --------  --------    -------    ----------
   Balance at December 31, 2011.  327,776   244,756     39,645       612,177
   Incurred guaranteed benefits.  169,545   230,988     10,288       410,821
   Paid guaranteed benefits.....  (79,815)       --         --       (79,815)
                                 --------  --------    -------    ----------
   Balance at December 31, 2012.  417,506   475,744     49,933       943,183
   Incurred guaranteed benefits.  125,884    52,561      7,018       185,463
   Paid guaranteed benefits.....  (59,132)       --         --       (59,132)
                                 --------  --------    -------    ----------
   Balance at December 31, 2013. $484,258  $528,305    $56,951    $1,069,514
                                 ========  ========    =======    ==========

   CEDED
   Balance at January 1, 2011... $  8,210  $     --    $    --    $    8,210
   Incurred guaranteed benefits.      (32)       --         --           (32)
   Paid guaranteed benefits.....       --        --         --            --
                                 --------  --------    -------    ----------
   Balance at December 31, 2011.    8,178        --         --         8,178
   Incurred guaranteed benefits.    2,920        --         --         2,920
   Paid guaranteed benefits.....       --        --         --            --
                                 --------  --------    -------    ----------
   Balance at December 31, 2012.   11,098        --         --        11,098
   Incurred guaranteed benefits.    3,704        --         --         3,704
   Paid guaranteed benefits.....       --        --         --            --
                                 --------  --------    -------    ----------
   Balance at December 31, 2013. $ 14,802  $     --    $    --    $   14,802
                                 ========  ========    =======    ==========

   NET
   Balance at January 1, 2011... $196,573  $172,260    $41,159    $  409,992
   Incurred guaranteed benefits.  197,464    72,496     (1,514)      268,446
   Paid guaranteed benefits.....  (74,439)       --         --       (74,439)
                                 --------  --------    -------    ----------
   Balance at December 31, 2011.  319,598   244,756     39,645       603,999
   Incurred guaranteed benefits.  166,625   230,988     10,288       407,901
   Paid guaranteed benefits.....  (79,815)       --         --       (79,815)
                                 --------  --------    -------    ----------
   Balance at December 31, 2012.  406,408   475,744     49,933       932,085
   Incurred guaranteed benefits.  122,180    52,561      7,018       181,759
   Paid guaranteed benefits.....  (59,132)       --         --       (59,132)
                                 --------  --------    -------    ----------
   Balance at December 31, 2013. $469,456  $528,305    $56,951    $1,054,712
                                 ========  ========    =======    ==========

                       EXETER REASSURANCE COMPANY, LTD.

4. REINSURANCE

  The Company assumes insurance risk from affiliated and unaffiliated insurance companies. The Company also cedes certain assumed insurance risks to unaffiliated reinsurers.

  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Premiums and policyholder benefits and claims in the statements of operations consist of amounts assumed, partially offset by amounts ceded under reinsurance agreements.

  The Company assumes risks from an unaffiliated company related to guaranteed minimum benefit guarantees written directly by the unaffiliated company. These assumed reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within policyholder's account balance and were liabilities of $1,262.3 million and $2,581.9 million at December 31, 2013 and 2012, respectively. For the years ended December 31, 2013, 2012 and 2011, net derivative gains (losses) included $1,126.5 million, ($394.9) million and $80.6 million, respectively, in changes in fair value of such embedded derivatives.

  At December 31, 2013 and 2012, the Company had $99.2 million and $287.2 million, respectively, of unsecured unaffiliated ceded reinsurance recoverable balances.

  Certain unaffiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on ceded unaffiliated reinsurance were $3.5 million and $28.9 million, at December 31, 2013 and 2012, respectively.

  The deposit liabilities on assumed unaffiliated reinsurance were $545 thousand and $335 thousand at December 31, 2013 and 2012, respectively.

RELATED PARTY REINSURANCE TRANSACTIONS

  The Company has reinsurance agreements with certain of the Holding Company's subsidiaries, including Metropolitan Life Insurance Company, First MetLife Investors Insurance Company, MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company, MetLife Investors Insurance Company, MetLife Europe Limited ("MEL"), New England Life Insurance Company and Alico Life International Limited, all of which are related parties.

                       EXETER REASSURANCE COMPANY, LTD.

4. REINSURANCE (CONTINUED)


  Information regarding the significant effects of affiliated reinsurance included in the statements of operations was as follows:

                                                                YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                            2013         2012          2011
                                                        ------------ ------------ --------------
                                                                     (IN THOUSANDS)
REVENUES
Premiums............................................... $     23,922 $    909,170 $       29,894
Universal life and investment-type product policy fees.      450,583      398,509        283,097
Net derivative gain (loss).............................    5,678,708    (723,305)    (2,818,107)
Other revenues.........................................        1,396       22,917         43,740
                                                        ------------ ------------ --------------
 Total revenues........................................ $  6,154,609 $    607,291 $  (2,461,376)
                                                        ============ ============ ==============
EXPENSES
Policyholder benefits and claims....................... $    255,205 $  1,273,113 $      234,143
Interest credited to policyholder account balances.....       17,399       16,598         15,831
Policyholder dividends.................................       12,295       14,256         14,013
Other expenses.........................................       82,569       16,845         26,466
                                                        ------------ ------------ --------------
 Total expenses........................................ $    367,468 $  1,320,812 $      290,453
                                                        ============ ============ ==============

  Information regarding the significant effects of affiliated reinsurance included in the balance sheets was as follows at:

                                                        DECEMBER 31,
                                                 --------------------------
                                                     2013         2012
                                                 ------------ -------------
                                                       (IN THOUSANDS)
    ASSETS
    Funds withheld at interest.................. $  2,045,389 $   1,796,083
    Premiums, reinsurance and other receivables.      243,080       160,658
    Deferred policy acquisition costs...........       80,831        76,892
                                                 ------------ -------------
     Total assets............................... $  2,369,300 $   2,033,633
                                                 ============ =============
    LIABILITIES
    Future policy benefits...................... $  2,062,320 $   2,043,905
    Other policy-related balances...............    3,561,663     8,130,768
    Policyholder dividends payable..............       16,256        17,438
    Other liabilities...........................      250,807       161,603
                                                 ------------ -------------
     Total liabilities.......................... $  5,891,046 $  10,353,714
                                                 ============ =============

  In September 2012, the Company entered into a reinsurance agreement to assume 100% quota share of certain blocks of indemnity reinsurance from MEL. This agreement covers a portion of liabilities under defined portfolios of living time annuities contracts issued on or after the effective date. This agreement transfers risk to the Company, and therefore, is accounted for as reinsurance. As a result of the agreement, the Company recorded future policy benefits, presented within future policy benefits, of $649.3 million and $792.3 million, other reinsurance liabilities of $16.9 million and $10.7 million, and other reinsurance payables, included in other

                       EXETER REASSURANCE COMPANY, LTD.

4. REINSURANCE (CONTINUED)

liabilities, were $43.7 million and $61.1 million at December 31, 2013 and 2012, respectively. The Company's statement of operations reflects a loss for this agreement of $8.6 million and $3.5 million, which includes premiums of $1 thousand and $881.2 million and policyholder benefits of $8.6 million and $884.7 million for the years ended December 31, 2013 and 2012, respectively.

  The Company assumes risks from affiliates related to guaranteed minimum benefit guarantees written directly by the affiliates. These assumed reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within policyholder account balances and were liabilities of $1,226.6 million and $6,249.3 million at December 31, 2013 and 2012, respectively. For the years ended December 31, 2013, 2012 and 2011, net derivative gains (losses) included $5,729.1 million, ($729.3) million and ($2,818.1) million, respectively, in changes in fair value of such embedded derivatives.

  The Company had no ceded affiliated reinsurance recoverable balances at December 31, 2013 and 2012.

5. INVESTMENTS

  See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

INVESTMENT RISKS AND UNCERTAINTIES

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation and currency. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of variable interest entities ("VIEs"). The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

  The recognition of income on certain investments (e.g., structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


FIXED MATURITY SECURITIES AFS

 FIXED MATURITY SECURITIES AFS BY SECTOR

   The following table presents the fixed maturity securities AFS by sector. Included within fixed maturity securities are structured securities including commercial mortgage-backed securities ("CMBS"), ABS and residential mortgage-backed securities ("RMBS").

                                       DECEMBER 31, 2013                                 DECEMBER 31, 2012
                       ------------------------------------------------- -------------------------------------------------
                                       GROSS UNREALIZED                                  GROSS UNREALIZED
                         COST OR   -------------------------  ESTIMATED    COST OR   -------------------------  ESTIMATED
                        AMORTIZED           TEMPORARY  OTTI     FAIR      AMORTIZED           TEMPORARY  OTTI     FAIR
                          COST      GAINS    LOSSES   LOSSES    VALUE       COST      GAINS    LOSSES   LOSSES    VALUE
                       ----------- -------- --------- ------ ----------- ----------- -------- --------- ------ -----------
                                        (IN THOUSANDS)                                    (IN THOUSANDS)
FIXED MATURITY
 SECURITIES:
Foreign corporate..... $   535,332 $  5,294 $  7,203   $ --  $   533,423 $   621,950 $ 11,286  $ 1,814   $ --  $   631,422
U.S. corporate........     255,510   10,478    2,366     --      263,622     302,993   19,714      241     --      322,466
CMBS..................     135,781    1,724    4,941     --      132,564      82,307    4,019       --     --       86,326
State and political
 subdivision..........     114,310    6,862      916     --      120,256     115,352   20,220        5     --      135,567
U.S. Treasury and
 agency...............     101,947    1,225    3,924     --       99,248     290,766    2,765        2     --      293,529
ABS...................      79,461    1,323      264     --       80,520     195,178    2,707        9     --      197,876
RMBS..................      61,322    2,261      794     --       62,789      76,727    5,179       --     --       81,906
Foreign government....      28,259      400       --     --       28,659      34,640    1,887       --     --       36,527
                       ----------- -------- --------   ----  ----------- ----------- --------  -------   ----  -----------
 Total fixed maturity
  securities.......... $ 1,311,922 $ 29,567 $ 20,408   $ --  $ 1,321,081 $ 1,719,913 $ 67,777  $ 2,071   $ --  $ 1,785,619
                       =========== ======== ========   ====  =========== =========== ========  =======   ====  ===========

   The Company held no non-income producing fixed maturity securities at December 31, 2013 and 2012.

 METHODOLOGY FOR AMORTIZATION OF PREMIUM AND ACCRETION OF DISCOUNT ON STRUCTURED SECURITIES

   Amortization of premium or accretion of discount on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


 MATURITIES OF FIXED MATURITY SECURITIES

  The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

                                                           DECEMBER 31,
                                            -------------------------------------------
                                                    2013                  2012
                                            --------------------- ---------------------
                                                       ESTIMATED             ESTIMATED
                                            AMORTIZED    FAIR     AMORTIZED    FAIR
                                              COST       VALUE      COST       VALUE
                                            ---------- ---------- ---------- ----------
                                                          (IN THOUSANDS)
Due in one year or less.................... $  246,228 $  246,780 $  273,190 $  273,472
Due after one year through five years......    280,090    283,376    520,894    524,882
Due after five years through ten years.....    308,324    311,927    364,081    386,994
Due after ten years........................    200,716    203,125    207,536    234,163
                                            ---------- ---------- ---------- ----------
 Subtotal..................................  1,035,358  1,045,208  1,365,701  1,419,511
Structured securities (CMBS, ABS and RMBS).    276,564    275,873    354,212    366,108
                                            ---------- ---------- ---------- ----------
 Total fixed maturity securities........... $1,311,922 $1,321,081 $1,719,913 $1,785,619
                                            ========== ========== ========== ==========

  Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. CMBS, ABS and RMBS are shown separately, as they are not due at a single maturity.

 CONTINUOUS GROSS UNREALIZED LOSSES FOR FIXED MATURITY SECURITIES AFS BY SECTOR

  The following table presents the estimated fair value and gross unrealized losses of fixed maturity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position. The unrealized loss amounts include the noncredit component of OTTI loss.

                                           DECEMBER 31, 2013                          DECEMBER 31, 2012
                               ------------------------------------------ ------------------------------------------
                                                     EQUAL TO OR GREATER                        EQUAL TO OR GREATER
                                LESS THAN 12 MONTHS     THAN 12 MONTHS     LESS THAN 12 MONTHS     THAN 12 MONTHS
                               --------------------- -------------------- --------------------- --------------------
                               ESTIMATED    GROSS    ESTIMATED   GROSS    ESTIMATED    GROSS    ESTIMATED   GROSS
                                 FAIR     UNREALIZED   FAIR    UNREALIZED   FAIR     UNREALIZED   FAIR    UNREALIZED
                                 VALUE      LOSSES     VALUE     LOSSES     VALUE      LOSSES     VALUE     LOSSES
                               ---------- ---------- --------- ---------- ---------- ---------- --------- ----------
                                                    (IN THOUSANDS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Foreign corporate............. $  214,876 $   7,203  $     --     $ --    $  288,797  $  1,814    $  --     $  --
U.S. corporate................     50,458     1,771     4,378      595        54,064       241       --        --
CMBS..........................     62,872     4,941        --       --            --        --       --        --
State and political
 subdivision..................     14,936       916        --       --           775         5       --        --
U.S. Treasury and agency......     28,434     3,924        --       --         2,522         2       --        --
ABS...........................     18,907       264        --       --        72,441         9       --        --
RMBS..........................     17,541       794        --       --            --        --       --        --
                               ---------- ---------  --------     ----    ----------  --------    -----     -----
  Total fixed maturity
   securities................. $  408,024 $  19,813  $  4,378     $595    $  418,599  $  2,071    $  --     $  --
                               ========== =========  ========     ====    ==========  ========    =====     =====
Total number of securities in
 an unrealized loss
 position.....................         79                   2                     67                 --
                               ==========            ========             ==========              =====

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


 EVALUATION OF AFS SECURITIES FOR OTTI AND EVALUATING TEMPORARILY IMPAIRED AFS SECURITIES

  EVALUATION AND MEASUREMENT METHODOLOGIES

    Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below amortized cost; (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

    The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

   . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

   . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

   . Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds; current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

   . When determining the amount of the credit loss for U.S. and foreign corporate securities and state and political subdivision securities, the estimated fair value is considered the recovery value when available

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)

      information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as private and public sector programs to restructure such securities.

    With respect to securities that have attributes of debt and equity (perpetual hybrid securities), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

    The amortized cost of fixed maturity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

    In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

  CURRENT PERIOD EVALUATION

    Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired at December 31, 2013. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected) and changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

    Gross unrealized losses on fixed maturity securities increased
  $18.3 million during the year ended December 31, 2013 from $2.1 million to $20.4 million. The increase in gross unrealized losses for the year ended December 31, 2013, was primarily attributable to an increase in interest rates, partially offset by narrowing credit spreads.

    At December 31, 2013, there were no fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater.

FUNDS WITHHELD AT INTEREST

  Funds withheld at interest represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. At December 31, 2013 and 2012, such amounts consisted of balances withheld in connection with reinsurance agreements with affiliates of the Holding Company, as presented in
Note 4, and an unaffiliated company.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


CASH EQUIVALENTS

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $40.8 million and $410.6 million at December 31, 2013 and 2012, respectively.

NET UNREALIZED INVESTMENT GAINS (LOSSES)

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                            ----------------------------------
                                               2013       2012        2011
                                            ---------- ----------- -----------
                                                      (IN THOUSANDS)
 Fixed maturity securities................. $    9,072 $    65,706 $    41,752
 Equity securities.........................         --          --     (1,063)
 Deferred income tax benefit (expense).....    (3,176)    (22,997)    (14,241)
                                            ---------- ----------- -----------
  Net unrealized investment gains (losses). $    5,896 $    42,709 $    26,448
                                            ========== =========== ===========

  The changes in net unrealized investment gains (losses) were as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                      ---------------------------------
                                                         2013       2012       2011
                                                      ----------- --------- -----------
                                                               (IN THOUSANDS)
Balance, January 1,.................................. $    42,709 $  26,448 $     3,341
Unrealized investment gains (losses) during the year.    (56,634)    25,017      35,549
Deferred income tax benefit (expense)................      19,821   (8,756)    (12,442)
                                                      ----------- --------- -----------
Balance, December 31,................................ $     5,896 $  42,709 $    26,448
                                                      =========== ========= ===========
Change in net unrealized investment gains (losses)... $  (36,813) $  16,261 $    23,107
                                                      =========== ========= ===========

CONCENTRATIONS OF CREDIT RISK

  There were no investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, at both December 31, 2013 and 2012.

INVESTED ASSETS HELD IN TRUST AND PLEDGED AS COLLATERAL

  Invested assets held in trust and pledged as collateral are presented below at estimated fair value for cash and cash equivalents, short-term investments, and fixed maturity securities at:

                                                                    DECEMBER 31,
                                                                ---------------------
                                                                   2013       2012
                                                                ---------- ----------
                                                                   (IN THOUSANDS)
Invested assets held in trust (1).............................. $2,754,170 $4,697,418
Invested assets pledged as collateral (2)......................  1,024,682    289,145
                                                                ---------- ----------
 Total invested assets held in trust and pledged as collateral. $3,778,852 $4,986,563
                                                                ========== ==========

--------

(1)The Company has held in trust certain investments, primarily fixed maturity securities, in connection with certain reinsurance transactions.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


(2)Certain of the Company's invested assets are pledged as collateral for various derivative transactions as described in Note 6.

VARIABLE INTEREST ENTITIES

  The Company has invested in certain structured transactions that are VIEs. In certain instances, the Company may hold both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, it would be deemed to be the primary beneficiary or consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements.

 CONSOLIDATED VIES

   There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2013 and 2012.

 UNCONSOLIDATED VIES

   The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                               DECEMBER 31,
                                                 -----------------------------------------
                                                         2013                 2012
                                                 -------------------- --------------------
                                                            MAXIMUM              MAXIMUM
                                                 CARRYING  EXPOSURE   CARRYING  EXPOSURE
                                                  VALUE   TO LOSS (1)  VALUE   TO LOSS (1)
                                                 -------- ----------- -------- -----------
                                                              (IN THOUSANDS)
Fixed maturity securities AFS:
 Structured securities (ABS, CMBS and RMBS) (2). $275,873  $275,873   $366,108  $366,108
 Foreign corporate..............................    5,186     5,186      5,525     5,525
                                                 --------  --------   --------  --------
   Total........................................ $281,059  $281,059   $371,633  $371,633
                                                 ========  ========   ========  ========

--------
(1)The maximum exposure to loss relating to fixed maturity securities is equal to their carrying amounts or the carrying amounts of retained interests.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


NET INVESTMENT INCOME

  The components of net investment income were as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       2013     2012     2011
                                                     -------- -------- --------
                                                           (IN THOUSANDS)
 Investment Income:
  Fixed maturity securities......................... $ 41,202 $ 29,831 $ 23,825
  Equity securities.................................       --       94      619
  Cash, cash equivalents and short-term investments.    3,247    6,415    3,314
  Other.............................................  (3,155)  (4,792)  (4,622)
                                                     -------- -------- --------
    Subtotal........................................   41,294   31,548   23,136
                                                     -------- -------- --------
  Less: Investment expenses.........................    5,871   10,853    5,898
                                                     -------- -------- --------
    Net investment income........................... $ 35,423 $ 20,695 $ 17,238
                                                     ======== ======== ========

  See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and expenses included in the table above.

NET INVESTMENT GAINS (LOSSES)

 COMPONENTS OF NET INVESTMENT GAINS (LOSSES)

   The components of net investment gains (losses) were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                                --------------------------
                                                  2013     2012     2011
                                                --------- ------- --------
                                                      (IN THOUSANDS)
     Fixed maturity securities................. $   2,066 $   711 $  4,717
     Equity securities.........................        --   3,675    (292)
     Other investment portfolio gains (losses).  (58,647)  37,407  (5,511)
                                                --------- ------- --------
      Total net investment gains (losses)...... $(56,581) $41,793 $(1,086)
                                                ========= ======= ========

   Gains (losses) from foreign currency transactions included within net investment gains (losses) were ($59.2) million, $37.3 million and ($5.9) million for the years ended December 31, 2013, 2012 and 2011, respectively.

                       EXETER REASSURANCE COMPANY, LTD.

5. INVESTMENTS (CONTINUED)


 SALES OR DISPOSALS OF FIXED MATURITY AND EQUITY SECURITIES

   Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                            YEARS ENDED DECEMBER 31,     YEARS ENDED DECEMBER 31,    YEARS ENDED DECEMBER 31,
                         ------------------------------- -----------------------  -------------------------------
                            2013      2012       2011    2013     2012     2011      2013      2012       2011
                         ---------- --------- ---------- -----  -------- -------- ---------- --------- ----------
                            FIXED MATURITY SECURITIES       EQUITY SECURITIES                  TOTAL
                         ------------------------------- -----------------------  -------------------------------
                                                             (IN THOUSANDS)
Proceeds................ $  251,239 $  34,432 $  421,298 $  --  $  7,212 $  2,880 $  251,239 $  41,644 $  424,178
                         ========== ========= ========== =====  ======== ======== ========== ========= ==========
Gross investment
 gains.................. $    2,721 $     755 $    5,178 $  --  $  3,675 $     -- $    2,721 $   4,430 $    5,178
Gross investment
 losses.................      (655)      (44)      (461)    --        --    (292)      (655)      (44)      (753)
                         ---------- --------- ---------- -----  -------- -------- ---------- --------- ----------
  Net investment gains
   (losses)............. $    2,066 $     711 $    4,717 $  --  $  3,675 $  (292) $    2,066 $   4,386 $    4,425
                         ========== ========= ========== =====  ======== ======== ========== ========= ==========

   There were no OTTI losses on fixed maturity securities or equity securities during the years ended December 31, 2013, 2012 and 2011.

RELATED PARTY INVESTMENT TRANSACTIONS

  In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. There were no invested assets transferred to affiliates for the years ended December 31, 2013 and 2012. There were no invested assets transferred from affiliates for the year ended December 31, 2013. The estimated fair value of invested assets transferred from affiliates for the year ended December 31, 2012 was $857.4 million. There were no invested assets transferred from affiliates for the year ended December 31, 2011.

  The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $4.6 million, $7.2 million and $4.5 million for the years ended December 31, 2013, 2012 and 2011, respectively.

6. DERIVATIVES

ACCOUNTING FOR DERIVATIVES

  See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

DERIVATIVE STRATEGIES

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


  Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. Certain of the Company's OTC derivatives may be cleared and settled through central clearing counterparties ("OTC-cleared"), while others are bilateral contracts between two counterparties ("OTC-bilateral"). The types of derivatives the Company uses include swaps, forwards, futures and option contracts. The Company also purchases certain securities and engages in certain reinsurance agreements that have embedded derivatives.

  The Company utilizes all derivatives in non-qualifying hedging relationships.

 INTEREST RATE DERIVATIVES

   The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps, futures and options.

   Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount.

   In exchange-traded interest rate Treasury futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded interest rate Treasury futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance.

   Swaptions are used by the Company to hedge interest rate risk associated with the Company's long-term liabilities and invested assets. A swaption is an option to enter into a swap with a forward starting effective date. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium for purchased swaptions and receives a premium for written swaptions. Swaptions are included in interest rate options.

 FOREIGN CURRENCY EXCHANGE RATE DERIVATIVES

   The Company uses foreign currency forwards to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date.

   To a lesser extent, the Company uses exchange-traded currency futures to hedge currency mismatches between assets and liabilities.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


 EQUITY DERIVATIVES

   The Company uses a variety of equity derivatives to reduce its exposure to equity market risk, including equity index options, variance swaps, exchange-traded equity futures and total rate of return swaps ("TRRs").

   Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products assumed by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Certain of these contracts may also contain settlement provisions linked to interest rates. In certain instances, the Company may enter into a combination of transactions to hedge adverse changes in equity indices within a pre-determined range through the purchase and sale of options.

   Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products reinsured by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period.

   In exchange-traded equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products reinsured by the Company.

   TRRs are swaps whereby the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of an asset or a market index and the London Inter-Bank Offered Rate ("LIBOR"), calculated by reference to an agreed notional amount. No cash is exchanged at the outset of the contract. Cash is paid and received over the life of the contract based on the terms of the swap. The Company uses TRRs to hedge its equity market guarantees in certain of its reinsured products. TRRs can be used as hedges or to synthetically create investments.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


PRIMARY RISKS MANAGED BY DERIVATIVES

  The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:



DERIVATIVES NOT
DESIGNATED OR NOT
QUALIFYING AS HEDGING          PRIMARY UNDERLYING RISK
INSTRUMENTS                            EXPOSURE
---------------------       -------------------------------

Interest rate swaps........ Interest rate..................
Interest rate futures...... Interest rate..................
Interest rate options...... Interest rate..................
Foreign currency forwards.. Foreign currency exchange rate.
Currency futures........... Foreign currency exchange rate.
Equity futures............. Equity market..................
Equity options............. Equity market..................
Variance swaps............. Equity market..................
Total rate of return swaps. Equity market..................

 Total non-designated or non-qualifying derivatives.......

                                         DECEMBER 31, 2013                  DECEMBER 31, 2012
                                ----------------------------------- ----------------------------------
                                              ESTIMATED FAIR VALUE               ESTIMATED FAIR VALUE
                                             ----------------------             ----------------------
   PRIMARY UNDERLYING RISK        NOTIONAL     NOTIONAL
           EXPOSURE                AMOUNT      ASSETS   LIABILITIES   AMOUNT      ASSETS   LIABILITIES
------------------------------- ------------ ---------- ----------- ----------- ---------- -----------
                                                            (IN THOUSANDS)
Interest rate.................. $ 23,221,522 $1,040,377 $  562,851  $22,298,852 $1,867,230 $  611,572
Interest rate..................    4,462,013      9,047      6,547    6,437,033        598     20,980
Interest rate..................   17,690,095    131,341    235,516   11,440,095    302,989     58,486
Foreign currency exchange rate.    2,324,152        728    171,078    2,281,296      1,051    177,496
Foreign currency exchange rate.      364,550      1,169      1,022      518,160      3,864         --
Equity market..................    4,327,600      1,284     39,600    5,898,717     14,146    105,452
Equity market..................   31,414,484  1,024,034  1,005,551   18,897,916  2,346,326    355,433
Equity market..................   18,917,116    167,519    469,330   17,177,849    111,788    241,073
Equity market..................    3,339,982         --    156,959    2,791,568      4,436     95,505
                                ------------ ---------- ----------  ----------- ---------- ----------
$106,061,514 $2,375,499 $2,648,454  $87,741,486 $4,652,428 $1,665,997
                                ============ ========== ==========  =========== ========== ==========

NET DERIVATIVE GAINS (LOSSES)

  The components of net derivative gains (losses) were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                        ------------------------------------------
                                             2013           2012          2011
                                        -------------- -------------- ------------
                                                      (IN THOUSANDS)
Derivatives and hedging gains (losses). $  (4,841,296) $  (2,586,885) $  2,941,895
Embedded derivatives...................      6,776,544    (1,089,704)  (2,711,461)
                                        -------------- -------------- ------------
 Total net derivatives gains (losses).. $    1,935,248 $  (3,676,589) $    230,434
                                        ============== ============== ============

  The following table presents earned income on derivatives for the:

                                             YEARS ENDED DECEMBER 31,
                                       ------------------------------------
                                           2013         2012        2011
                                       ------------ ------------ ----------
                                                  (IN THOUSANDS)
     Net derivative gains (losses).... $  (262,379) $     20,202 $  141,929
     Policyholder benefits and claims.    (274,848)    (113,899)     16,833
                                       ------------ ------------ ----------
      Total........................... $  (537,227) $   (93,697) $  158,762
                                       ============ ============ ==========

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


NON-QUALIFYING DERIVATIVES

  The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                      NET       POLICYHOLDER
                                                   DERIVATIVE   BENEFITS AND
                                                 GAINS (LOSSES)  CLAIMS (1)
                                                 -------------- ------------
                                                       (IN THOUSANDS)
    FOR THE YEAR ENDED DECEMBER 31, 2013:
     Interest rate derivatives.................. $    (925,139) $    (1,364)
     Foreign currency exchange rate derivatives.      (514,563)           --
     Equity derivatives.........................    (3,139,215)    (635,931)
                                                 -------------- ------------
       Total.................................... $  (4,578,917) $  (637,295)
                                                 ============== ============
    FOR THE YEAR ENDED DECEMBER 31, 2012:
     Interest rate derivatives.................. $    (204,299) $         --
     Foreign currency exchange rate derivatives.      (284,745)           --
     Equity derivatives.........................    (2,118,043)    (367,490)
                                                 -------------- ------------
       Total.................................... $  (2,607,087) $  (367,490)
                                                 ============== ============
    FOR THE YEAR ENDED DECEMBER 31, 2011:
     Interest rate derivatives.................. $    1,527,402 $         --
     Foreign currency exchange rate derivatives.        143,177           --
     Equity derivatives.........................      1,129,387     (82,696)
                                                 -------------- ------------
       Total.................................... $    2,799,966 $   (82,696)
                                                 ============== ============

--------

(1)Changes in estimated fair value related to economic hedges of reinsured variable annuity guarantees.

CREDIT RISK ON FREESTANDING DERIVATIVES

  The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

  The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company's OTC-bilateral derivative transactions are generally governed by International Swaps and Derivatives Association ("ISDA") Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set-off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company's ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives. See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


  The estimated fair value of the Company's net derivative assets and net derivative liabilities after the application of master netting agreements and collateral was as follows at:

                                                              DECEMBER 31, 2013         DECEMBER 31, 2012
                                                          ------------------------- -------------------------
DERIVATIVES SUBJECT TO A MASTER NETTING ARRANGEMENT OR A
SIMILAR ARRANGEMENT                                          ASSETS    LIABILITIES     ASSETS    LIABILITIES
--------------------------------------------------------  ------------ ------------ ------------ ------------
                                                                            (IN THOUSANDS)
 Gross estimated fair value of derivatives:
  OTC-bilateral.......................................... $  2,430,173 $  2,593,152 $  4,708,762 $  1,534,233
  Exchange-traded........................................       11,500       47,169       18,608      126,432
                                                          ------------ ------------ ------------ ------------
    Total gross estimated fair value of
      derivatives (1)....................................    2,441,673    2,640,321    4,727,370    1,660,665
 Amounts offset in the balance sheets....................           --           --           --           --
                                                          ------------ ------------ ------------ ------------
 Estimated fair value of derivatives presented in the
   balance sheets (1)....................................    2,441,673    2,640,321    4,727,370    1,660,665
 Gross amounts not offset in the balance sheets:
 Gross estimated fair value of derivatives: (2)
  OTC-bilateral..........................................  (1,869,869)  (1,869,869)  (1,518,669)  (1,518,669)
  Exchange-traded........................................      (5,368)      (5,368)     (18,608)     (18,608)
 Cash collateral (3)
  OTC-bilateral..........................................    (163,210)           --  (1,473,376)           --
  Exchange-traded........................................           --     (39,008)           --    (107,824)
 Securities collateral (4)
  OTC-bilateral..........................................    (377,561)    (646,079)  (1,716,717)     (13,667)
  Exchange-traded........................................           --      (2,793)           --           --
                                                          ------------ ------------ ------------ ------------
 Net amount after application of master netting
   agreements and collateral............................. $     25,665 $     77,204 $         -- $      1,897
                                                          ============ ============ ============ ============

--------

(1)At December 31, 2013 and 2012, derivative assets include income or expense accruals reported in accrued investment income or in other liabilities of $66,175 thousand and $74,942 thousand, respectively, and derivative liabilities include income or expense accruals reported in accrued investment income or in other liabilities of $8,133 thousand and $5,332 thousand, respectively.

(2)Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.

(3)Cash collateral received is included in cash and cash equivalents and the obligation to return it is included in other liabilities in the balance sheet. The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange-traded derivatives and is included in premiums, reinsurance and other receivables in the balance sheet. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. At December 31, 2013 and 2012, the Company received excess cash collateral of $33,319 thousand and $0, respectively, and provided excess cash collateral of $185,299 thousand and $167,655 thousand, respectively, which is not included in the table above due to the foregoing limitation.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


(4)Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheet. Subject to certain constraints, the Company is permitted by contract to sell or repledge this collateral, but at December 31, 2013 none of the collateral had been sold or repledged. Securities collateral pledged by the Company is reported in fixed maturity securities in the balance sheet. Subject to certain constraints, the counterparties are permitted by contract to sell or repledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. At December 31, 2013 and 2012, the Company received excess securities collateral of $96,746 thousand and $59,320 thousand, respectively, for its OTC-bilateral derivatives which are not included in the table above due to the foregoing limitation. At
   December 31, 2013 and 2012, the Company provided excess securities collateral of $0 and $0, respectively, for its OTC-bilateral derivatives and $36,182 thousand and $39,989 thousand, respectively, for its exchange-traded derivatives, which are not included in the table above due to the foregoing limitation.

  The following table presents the estimated fair value of the Company's OTC-bilateral derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's credit rating at the reporting date or if the Company's credit rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position at the reporting date. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

                                  ESTIMATED FAIR VALUE OF   FAIR VALUE OF INCREMENTAL COLLATERAL
                                   COLLATERAL PROVIDED:                PROVIDED UPON:
                                  ----------------------- ----------------------------------------
                                                                         DOWNGRADE IN THE HOLDING
                                                                         COMPANY'S CREDIT RATING
                     ESTIMATED                              ONE NOTCH    TO A LEVEL THAT TRIGGERS
                   FAIR VALUE OF                          DOWNGRADE IN        FULL OVERNIGHT
                   DERIVATIVES IN                          THE HOLDING     COLLATERALIZATION OR
                   NET LIABILITY      FIXED MATURITY        COMPANY'S          TERMINATION
                    POSITION (1)        SECURITIES        CREDIT RATING OF THE DERIVATIVE POSITION
                   -------------- ----------------------- ------------- --------------------------
                                                   (IN THOUSANDS)
December 31, 2013. $      723,283      $    646,079        $    20,912         $    21,353
December 31, 2012. $       15,564      $     13,667        $        --         $        --

--------

(1)After taking into consideration the existence of netting agreements.

EMBEDDED DERIVATIVES

  The Company assumes variable annuities, modified coinsurance contracts, equity indexed deferred annuities and purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: assumed variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; ceded reinsurance agreements of guaranteed minimum benefits related to GMABs and certain GMIBs; assumed modified coinsurance contracts; assumed reinsurance on equity indexed deferred annuities; and options embedded in debt and equity securities.

                       EXETER REASSURANCE COMPANY, LTD.

6. DERIVATIVES (CONTINUED)


  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                        DECEMBER 31,
                                                                  -------------------------
                                        BALANCE SHEET LOCATION        2013         2012
                                       -------------------------- ------------ ------------
                                                                       (IN THOUSANDS)
Net embedded derivatives within asset
  host contracts:
  Ceded guaranteed minimum benefits... Premiums, reinsurance and
                                       other receivables......... $    122,515 $    257,690
  Assumed modified coinsurance         Funds withheld at
   contracts.......................... interest..................       24,035       72,357
                                                                  ------------ ------------
   Net embedded derivatives within asset host contracts.......    $    146,550 $    330,047
                                                                  ============ ============
Net embedded derivatives within liability host contracts:
  Assumed guaranteed minimum benefits. Other policy-related
                                       balances.................. $  2,488,944 $  8,831,285
                                                                  ------------ ------------
   Net embedded derivatives within liability host contracts...    $  2,488,944 $  8,831,285
                                                                  ============ ============

  The following table presents changes in estimated fair value related to embedded derivatives:

                                             YEARS ENDED DECEMBER 31,
                                    ------------------------------------------
                                        2013          2012           2011
                                    ------------ -------------- --------------
                                                  (IN THOUSANDS)
 Net derivative gains (losses) (1). $  6,776,544 $  (1,089,704) $  (2,711,461)
 Policyholder benefits and claims.. $  (139,134) $       72,507 $       70,390

--------

(1)The valuation of reinsured guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses), in connection with this adjustment, were ($996.3) million, ($1,603.0) million and $1,956.9 million, for the years ended December 31, 2013, 2012 and 2011, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses), in connection with this adjustment, were $19.4 million, $2.9 million and ($23.1) million, for the years ended December 31, 2013, 2012 and 2011, respectively.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE

  When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

                 Level 1  Unadjusted quoted prices in active
                          markets for identical assets or
                          liabilities. The size of the bid/ask
                          spread is used as an indicator of
                          market activity for fixed maturity
                          securities.

                 Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

                 Level 3  Unobservable inputs that are
                          supported by little or no market
                          activity and are significant to the
                          determination of estimated fair value
                          of the assets or liabilities.
                          Unobservable inputs reflect the
                          reporting entity's own assumptions
                          about the assumptions that market
                          participants would use in pricing the
                          asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


RECURRING FAIR VALUE MEASUREMENTS

  The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are presented below.

                                                                  DECEMBER 31, 2013
                                                ------------------------------------------------------
                                                         FAIR VALUE HIERARCHY
                                                --------------------------------------
                                                                                       TOTAL ESTIMATED
                                                  LEVEL 1      LEVEL 2      LEVEL 3      FAIR VALUE
                                                ------------ ------------ ------------ ---------------
                                                                    (IN THOUSANDS)
ASSETS:
Fixed maturity securities:
 Foreign corporate............................. $         -- $    533,423 $         --  $    533,423
 U.S. corporate................................           --      253,705        9,917       263,622
 CMBS..........................................           --       75,017       57,547       132,564
 State and political subdivision...............           --      120,256           --       120,256
 U.S. Treasury and agency......................       99,248           --           --        99,248
 ABS...........................................           --       80,520           --        80,520
 RMBS..........................................           --       62,789           --        62,789
 Foreign government............................           --       28,659           --        28,659
                                                ------------ ------------ ------------  ------------
   Total fixed maturity securities.............       99,248    1,154,369       67,464     1,321,081
                                                ------------ ------------ ------------  ------------
Short-term investments (1).....................    2,630,762      101,270           --     2,732,032
Derivative assets: (2)
 Interest rate contracts.......................        9,046    1,171,719           --     1,180,765
 Foreign currency contracts....................        1,169          728           --         1,897
 Equity market contracts.......................        1,284      917,797      273,756     1,192,837
                                                ------------ ------------ ------------  ------------
   Total derivative assets.....................       11,499    2,090,244      273,756     2,375,499
                                                ------------ ------------ ------------  ------------
Net embedded derivatives within asset host
  contracts (3)................................           --           --      146,550       146,550
                                                ------------ ------------ ------------  ------------
   Total assets................................ $  2,741,509 $  3,345,883 $    487,770  $  6,575,162
                                                ============ ============ ============  ============
LIABILITIES:
Derivative liabilities: (2)
 Interest rate contracts....................... $      6,547 $    798,367 $         --  $    804,914
 Foreign currency contracts....................        1,022      171,078           --       172,100
 Equity market contracts.......................       39,601    1,136,875      494,964     1,671,440
                                                ------------ ------------ ------------  ------------
   Total derivative liabilities................       47,170    2,106,320      494,964     2,648,454
                                                ------------ ------------ ------------  ------------
Net embedded derivatives within liability host
  contracts (3)................................           --           --    2,488,944     2,488,944
                                                ------------ ------------ ------------  ------------
   Total liabilities........................... $     47,170 $  2,106,320 $  2,983,908  $  5,137,398
                                                ============ ============ ============  ============

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

                                                              DECEMBER 31, 2012
                                            ------------------------------------------------------
                                                     FAIR VALUE HIERARCHY
                                            -------------------------------------- TOTAL ESTIMATED
                                              LEVEL 1      LEVEL 2      LEVEL 3      FAIR VALUE
                                            ------------ ------------ ------------ ---------------
                                                                (IN THOUSANDS)
ASSETS:
Fixed maturity securities:
 Foreign corporate......................... $         -- $    628,708 $      2,714  $     631,422
 U.S. corporate............................           --      307,001       15,465        322,466
 CMBS......................................           --       44,603       41,723         86,326
 State and political subdivision...........           --      135,567           --        135,567
 U.S. Treasury and agency..................      285,259        8,270           --        293,529
 ABS.......................................           --      193,876        4,000        197,876
 RMBS......................................           --       81,906           --         81,906
 Foreign government........................           --       36,527           --         36,527
                                            ------------ ------------ ------------  -------------
   Total fixed maturity securities.........      285,259    1,436,458       63,902      1,785,619
                                            ------------ ------------ ------------  -------------
Short-term investments (1).................    3,824,840      425,354        4,996      4,255,190
Derivative assets: (2)
 Interest rate contracts...................          598    2,170,219           --      2,170,817
 Foreign currency contracts................        3,864        1,051           --          4,915
 Equity market contracts...................       14,146    2,000,970      461,580      2,476,696
                                            ------------ ------------ ------------  -------------
   Total derivative assets.................       18,608    4,172,240      461,580      4,652,428
                                            ------------ ------------ ------------  -------------
Net embedded derivatives within asset host
  contracts (3)............................           --           --      330,047        330,047
                                            ------------ ------------ ------------  -------------
   Total assets............................ $  4,128,707 $  6,034,052 $    860,525  $  11,023,284
                                            ============ ============ ============  =============
LIABILITIES:
Derivative liabilities: (2)
 Interest rate contracts................... $     20,980 $    670,059 $         --  $     691,039
 Foreign currency contracts................           --      177,496           --        177,496
 Equity market contracts...................      105,452      416,032      275,979        797,463
                                            ------------ ------------ ------------  -------------
   Total derivative liabilities............      126,432    1,263,587      275,979      1,665,998
                                            ------------ ------------ ------------  -------------
Net embedded derivatives within liability
  host contracts (3).......................           --           --    8,831,285      8,831,285
                                            ------------ ------------ ------------  -------------
   Total liabilities....................... $    126,432 $  1,263,587 $  9,107,264  $  10,497,283
                                            ============ ============ ============  =============

--------

(1)Short-term investments as presented in the tables above differ from the amounts presented in the balance sheets because certain short-term investments are not measured at estimated fair value on a recurring basis.

(2)Derivative amounts are presented gross in the tables above to reflect the presentation in the balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


(3)Net embedded derivatives within asset host contracts are presented within funds withheld at interest and premiums, reinsurance and other receivables in the balance sheets. Net embedded derivatives within liability host contracts are presented within other policy-related balances in the balance sheets.

  The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

 INVESTMENTS

  VALUATION CONTROLS AND PROCEDURES

    On behalf of the Company and the Holding Company's Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management provides oversight of control systems and valuation policies for securities and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of the Holding Company's Board of Directors regarding compliance with fair value accounting standards.

    The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by considering such pricing relative to the Company's knowledge of the current market dynamics and current pricing for similar financial instruments.

    The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

  based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

  SECURITIES AND SHORT-TERM INVESTMENTS

    When available, the estimated fair value of these investments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

    When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

  Level 2 Valuation Techniques and Key Inputs:

    This level includes fixed maturity securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 fixed maturity securities.

   U.S. CORPORATE AND FOREIGN CORPORATE SECURITIES

     These securities are principally valued using the market and income approaches. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Privately placed securities are valued using matrix pricing methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer and in certain cases, delta spread adjustments to reflect specific credit related issues.

   STRUCTURED SECURITIES COMPRISED OF ABS, CMBS AND RMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using standard market inputs including spreads for actively traded securities, spreads off benchmark yields, expected prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon,

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

   weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

  STATE AND POLITICAL SUBDIVISION AND FOREIGN GOVERNMENT SECURITIES

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques using standard market observable inputs including a benchmark U.S. Treasury yield or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

  U.S. TREASURY AND AGENCY SECURITIES

     These securities are principally valued using the market approach. Valuations are based primarily on quoted prices in markets that are not active or using matrix pricing or other similar techniques using standard market observable inputs such as a benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

  Level 3 Valuation Techniques and Key Inputs:

     In general, securities classified within Level 3 use many of the same valuation techniques and inputs as described previously for in the Level 2. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates, generally causing these investments to be classified in Level 3.

     Short-term investments within this level are of a similar nature and class to the Level 3 securities described below; accordingly, the valuation techniques and significant market standard observable inputs used in their valuation are also similar to those described below.

   U.S. CORPORATE AND FOREIGN CORPORATE SECURITIES

     These securities are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including illiquidity premium, delta spread adjustments to reflect specific credit-related issues, credit spreads and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on independent non-binding broker quotations.

   STRUCTURED SECURITIES COMPRISED OF ABS AND CMBS

     These securities are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data including credit spreads. Below investment grade securities and sub-prime RMBS included in this level

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

   are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain of these valuations are based on independent non-binding broker quotations.

 DERIVATIVES

   The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "-- Investments."

   The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant inputs that are unobservable generally include references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

   Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

   The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


  FREESTANDING DERIVATIVES

  Level 2 Valuation Techniques and Key Inputs:

    This level includes all types of derivatives utilized by the Company with the exception of exchange-traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3. These derivatives are principally valued using the income approach.

   INTEREST RATE

     NON-OPTION-BASED. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and basis curves.

     OPTION-BASED. -- Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, basis curves and interest rate volatility.

   FOREIGN CURRENCY EXCHANGE RATE

     NON-OPTION-BASED. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, basis curves, currency spot rates and cross currency basis curves.

   EQUITY MARKET

     NON-OPTION-BASED. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, spot equity index levels and dividend yield curves.

     OPTION-BASED. -- Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, spot equity index levels, dividend yield curves and equity volatility.

  Level 3 Valuation Techniques and Key Inputs:

    These derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. These valuation methodologies generally use the same inputs as described in the corresponding sections above for Level 2 measurements of derivatives. However, these derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data.

   EQUITY MARKET

     NON-OPTION-BASED. -- Significant unobservable inputs may include the extrapolation beyond observable limits of dividend yield curves and equity volatility.

     OPTION-BASED. -- Significant unobservable inputs may include the extrapolation beyond observable limits of dividend yield curves, equity volatility and unobservable correlation between model inputs.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


 EMBEDDED DERIVATIVES

   Embedded derivatives principally include certain assumed and ceded variable annuity guarantees and equity indexed crediting rates within certain funding agreements. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

   The fair value of these embedded derivatives, estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk free rates.

   Capital market assumptions, such as risk free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

   The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for the Holding Company's debt, including related credit default swaps.

   Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

   The Company ceded the risk associated with certain of the GMIBs previously described. These reinsurance agreements contain embedded derivatives which are included within premiums, reinsurance and other receivables in the balance sheets with changes in estimated fair value reported in net derivative gains (losses) or policyholder benefits and claims depending on the statement of operations classification of the direct risk. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


   The estimated fair value of the embedded derivatives within funds withheld related to certain assumed reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as previously described in "-- Investments -- Securities and Short-term Investments." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in derivative liabilities and funds withheld at interest in the balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

  EMBEDDED DERIVATIVES WITHIN ASSET AND LIABILITY HOST CONTRACTS

   Level 3 Valuation Techniques and Key Inputs:

   ASSUMED GUARANTEED MINIMUM BENEFITS

     These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

   REINSURANCE CEDED ON CERTAIN GUARANTEED MINIMUM BENEFITS

     These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in " -- Assumed Guaranteed Minimum Benefits" and also include counterparty credit spreads.

   EMBEDDED DERIVATIVES WITHIN FUNDS WITHHELD RELATED TO CERTAIN ASSUMED REINSURANCE

     These embedded derivatives are principally valued using an income approach. Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and the fair value of assets within the reference portfolio. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the fair value of certain assets within the reference portfolio which are not observable in the market and cannot be derived principally from, or corroborated by, observable market data.

 TRANSFERS BETWEEN LEVELS

   Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


  TRANSFERS BETWEEN LEVELS 1 AND 2:

     There were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at December 31, 2013 and 2012.

  TRANSFERS INTO OR OUT OF LEVEL 3:

     Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

     Transfers into Level 3 for fixed maturity securities were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments, or credit spreads.

     Transfers out of Level 3 for fixed maturity securities resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs (such as observable spreads used in pricing securities) or increases in market activity and upgraded credit ratings.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


 ASSETS AND LIABILITIES MEASURED AT FAIR VALUE USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)

   The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at:


                                                                                        DECEMBER 31, 2013
                                                                                    --------------------------
                                                              SIGNIFICANT                             WEIGHTED
                            VALUATION TECHNIQUES           UNOBSERVABLE INPUTS          RANGE        AVERAGE (1)
                       -------------------------------- --------------------------  -------------    -----------
FIXED MATURITY SECURITIES: (3)
 U.S. corporate and
  foreign corporate... Matrix pricing                   Credit spreads (4)             95  -     95       95
                                                        Illiquidity premium (4)        30  -     30       30
                       ------------------------------------------------------------------------------------------
 CMBS................. Matrix pricing and discounted    Credit spreads (4)
                         cash flow                                                    215  -    215      215
                       Market pricing                   Quoted prices (5)             104  -    104      104
                       Consensus pricing                Offered quotes (5)             90  -     92       91
                       ------------------------------------------------------------------------------------------
DERIVATIVES:
 Equity market........ Present value techniques         Volatility (7)                 13% -     28%
                          or option pricing models      Correlation (9)                60% -     60%
                       ------------------------------------------------------------------------------------------
EMBEDDED DERIVATIVES:
 Assumed and ceded     Option pricing techniques        Mortality rates:                0% -   0.10%
  guaranteed minimum                                        Ages 0 - 40
  benefits............
                                                            Ages 41 - 60             0.04% -   0.65%
                                                            Ages 61 - 115            0.26% -    100%
                                                        Lapse rates:
                                                            Durations 1 -10          0.50% -    100%
                                                            Durations 11 -20            3% -    100%
                                                            Durations 21 -116           3% -    100%
                                                        Utilization rates              20% -     50%
                                                        Withdrawal rates             0.07% -     10%
                                                        Long-term equity            17.40% -     25%
                                                          volatilities
                                                        Nonperformance               0.03% -   0.44%
                                                          risk spread
                       ------------------------------------------------------------------------------------------

                                                                IMPACT OF
                                     DECEMBER 31, 2012         INCREASE IN
                                 --------------------------     INPUT ON
                                                   WEIGHTED     ESTIMATED
     VALUATION TECHNIQUES            RANGE        AVERAGE (1) FAIR VALUE (2)
-------------------------------- -------------    ----------- --------------


Matrix pricing                     103  -    499      168       Decrease
                                    30  -     30       30       Decrease
-----------------------------------------------------------------------------
Matrix pricing and discounted
  cash flow                                                   Decrease (6)
Market pricing                     104  -    104      104     Increase (6)
Consensus pricing                                             Increase (6)
-----------------------------------------------------------------------------

Present value techniques            13% -     32%             Increase (8)
   or option pricing models         65% -     65%
-----------------------------------------------------------------------------

Option pricing techniques            0% -   0.14%  Decrease (10)


                                  0.05% -   0.75%             Decrease (10)
                                  0.26% -    100%             Decrease (10)

                                  0.50% -    100%             Decrease (11)
                                     3% -    100%             Decrease (11)
                                   2.5% -    100%             Decrease (11)
                                    20% -     50%             Increase (12)
                                  0.07% -     20%                 (13)
                                 15.18% -     40%  Increase (14)

                                  0.10% -   1.72%  Decrease (15)

-----------------------------------------------------------------------------

--------

(1)The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.

(2)The impact of a decrease in input would have the opposite impact on the estimated fair value. For embedded derivatives, changes to assumed guaranteed minimum benefits are based on liability positions and changes to ceded guaranteed minimum benefits are based on asset positions.

(3)Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.

(4)Range and weighted average are presented in basis points.

(5)Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(6)Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

(7)Ranges represent the underlying equity volatility quoted in percentage points. Since this valuation methodology uses a range of inputs across multiple volatility surfaces to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.

(8)Changes are based on long U.S. dollar net asset positions and will be inversely impacted for short U.S. dollar net asset positions.

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7. FAIR VALUE (CONTINUED)


(9)Ranges represent the different correlation factors utilized as components within the valuation methodology. Presenting a range of correlation factors is more representative of the unobservable input used in the valuation. Increases (decreases) in correlation in isolation will increase (decrease) the significance of the change in valuations.

(10)Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(11)Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(12)The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the contract's withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(13)The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.

(14)Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.

(15)Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

  The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3, including those within embedded derivatives within funds withheld related to certain assumed reinsurance, use the same valuation techniques and significant unobservable inputs as previously described for Level 3 fixed maturity securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


  The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

                                                  FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                               -----------------------------------------------------------------------------
                                                     FIXED MATURITY SECURITIES:
                                               --------------------------------------
                                                FOREIGN    U.S.                       SHORT-TERM    EQUITY    NET EMBEDDED
                                               CORPORATE CORPORATE   CMBS      ABS    INVESTMENTS   MARKET   DERIVATIVES (6)
                                               --------- --------- --------- -------- ----------- ---------- ---------------
                                                                              (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2013:
Balance, January 1,........................... $  2,714  $  15,465 $  41,723 $  4,000  $  4,996   $  185,601  $(8,501,238)
Total realized/unrealized gains (losses)
 included in:
  Net income (loss): (1), (2).................
   Net investment income......................       11       (63)     (242)       --         4           --            --
   Net investment gains (losses)..............       --         --        --       --        --           --            --
   Net derivative gains (losses)..............       --         --        --       --        --    (425,674)     6,789,870
   Policyholder benefits and claims...........       --         --        --       --        --       18,720     (139,134)
  OCI.........................................     (25)      (652)   (1,828)       --        --          252       291,536
Purchases (3).................................       --         --    17,894       --        --        7,149            --
Sales (3).....................................  (2,700)    (8,680)        --       --   (5,000)           --            --
Settlements (3)...............................       --         --        --       --        --      (7,256)     (783,428)
Transfers into Level 3 (4)....................       --      3,847        --       --        --           --            --
Transfers out of Level 3 (4)..................       --         --        --  (4,000)        --           --            --
                                               --------  --------- --------- --------  --------   ----------  ------------
Balance, December 31,......................... $     --  $   9,917 $  57,547 $     --  $     --   $(221,208)  $(2,342,394)
                                               ========  ========= ========= ========  ========   ==========  ============
Changes in unrealized gains (losses) included
 in net income (loss): (5)
  Net investment income....................... $     --  $       4 $   (242) $     --  $     --   $       --  $         --
  Net investment gains (losses)............... $     --  $      -- $      -- $     --  $     --   $       --  $         --
  Net derivative gains (losses)............... $     --  $      -- $      -- $     --  $     --   $(414,667)  $  6,743,952
  Policyholder benefits and claims............ $     --  $      -- $      -- $     --  $     --   $   18,720  $  (134,839)

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


                                             FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                 ------------------------------------------------------------------------------------------------
                                       FIXED MATURITY SECURITIES:       EQUITY SECURITIES:
                                 -------------------------------------- ------------------
                                  FOREIGN    U.S.                         NON-REDEEMABLE   SHORT-TERM    EQUITY    NET EMBEDDED
                                 CORPORATE CORPORATE   CMBS      ABS     PREFERRED STOCK   INVESTMENTS   MARKET   DERIVATIVES (6)
                                 --------- --------- --------- -------- ------------------ ----------- ---------- ---------------
                                                                          (IN THOUSANDS)
YEAR ENDED DECEMBER 31,
 2012:
Balance, January 1,............. $  2,533  $  15,114 $  41,724 $     --     $      --       $  39,967  $  844,062  $(7,033,096)
Total realized/unrealized gains
 (losses) included in:
  Net income
   (loss): (1), (2)
   Net investment income........       12       (16)     (164)       --            --              35          --            --
   Net investment gains
    (losses)....................       --         --        --       --            --              --          --            --
   Net derivative gains
    (losses)....................       --         --        --       --            --              --   (507,571)   (1,085,812)
   Policyholder benefits and
    claims......................       --         --        --       --            --              --      28,895        72,507
  OCI...........................      169        (4)       163       --            --              --     (2,565)       259,765
Purchases (3)...................       --      6,501        --    4,000            --           4,994      19,056            --
Sales (3).......................       --      (701)        --       --            --        (40,000)    (43,500)            --
Settlements (3).................       --         --        --       --            --              --   (152,776)     (714,602)
Transfers into
 Level 3 (4)....................       --         --        --       --            --              --          --            --
Transfers out of
 Level 3 (4)....................       --    (5,429)        --       --            --              --          --            --
                                 --------  --------- --------- --------     ---------       ---------  ----------  ------------
Balance, December 31,........... $  2,714  $  15,465 $  41,723 $  4,000     $      --       $   4,996  $  185,601  $(8,501,238)
                                 ========  ========= ========= ========     =========       =========  ==========  ============
Changes in unrealized gains
 (losses) included in net
 income (loss): (5)
  Net investment income......... $     11  $       9 $   (163) $     --     $      --       $       2  $       --  $         --
  Net investment gains
   (losses)..................... $     --  $      -- $      -- $     --     $      --       $      --  $       --  $         --
  Net derivative gains
   (losses)..................... $     --  $      -- $      -- $     --     $      --       $      --  $(498,377)  $(1,139,890)
  Policyholder benefits and
   claims....................... $     --  $      -- $      -- $     --     $      --       $      --  $   28,895  $     75,146

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)

                                            FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                                  ------------------------------------------------------------------------------------------
                                      FIXED MATURITY SECURITIES:     EQUITY SECURITIES:
                                  ---------------------------------- ------------------
                                   FOREIGN    U.S.                     NON-REDEEMABLE   SHORT-TERM   EQUITY    NET EMBEDDED
                                  CORPORATE CORPORATE   CMBS    ABS   PREFERRED STOCK   INVESTMENTS  MARKET   DERIVATIVES (6)
                                  --------- --------- -------  ----- ------------------ ----------- --------  ---------------
                                                                        (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 2011:
Balance, January 1,..............  $2,673    $10,430  $    --  $  --    $      2,835     $  49,980  $124,720    $(3,660,494)
Total realized/unrealized gains
 (losses) included in:
  Net income (loss): (1), (2)
   Net investment income.........      10          4     (104)    --              --            19        --             --
   Net investment gains
    (losses).....................      --          1       --     --            (292)           --        --             --
   Net derivative gains
    (losses).....................      --         --       --     --              --            --   563,864     (2,710,927)
   Policyholder benefits and
    claims.......................      --         --       --     --              --            --     7,131         70,390
  OCI............................    (150)      (511)     104     --             337            --       409       (120,058)
Purchases (3)....................      --         --   41,724     --              --        39,951   225,211             --
Sales (3)........................      --     (1,974)      --     --          (2,880)      (49,983)       --             --
Settlements (3)..................      --         --       --     --              --            --    (2,563)      (612,007)
Transfers into Level 3 (4).......      --      7,164       --     --              --            --        --             --
Transfers out of Level 3 (4).....      --         --       --     --              --            --   (74,710)            --
                                   ------    -------  -------  -----    ------------     ---------  --------    -----------
Balance, December 31,............  $2,533    $15,114  $41,724  $  --    $         --     $  39,967  $844,062    $(7,033,096)
                                   ======    =======  =======  =====    ============     =========  ========    ===========
Changes in unrealized gains
 (losses) included in net income
 (loss): (5)
  Net investment income..........  $   10    $     4  $  (104) $  --    $         --     $      15  $     --    $        --
  Net investment gains (losses)..  $   --    $     1  $    --  $  --    $       (292)    $      --  $     --    $        --
  Net derivative gains (losses)..  $   --    $    --  $    --  $  --    $         --     $      --  $566,325    $ 2,735,936
  Policyholder benefits and
   claims........................  $   --    $    --  $    --  $  --    $         --     $      --  $  7,131    $   108,678

--------

(1)Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses).

(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)The amount reported within purchases, sales, issuances and settlements is the purchase or issuance price and the sales or settlement proceeds based upon the actual date purchased or issued and sold or settled, respectively. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

(4)Gains and losses, in net income (loss) and other comprehensive income
   (loss), are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods.

(6)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


FAIR VALUE OF FINANCIAL INSTRUMENTS CARRIED AT OTHER THAN FAIR VALUE

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income, the obligation to return cash collateral received (included in other liabilities on the balance sheets) and short-term investments that are not securities, such as time deposits, and therefore are not included in the three level hierarchy table disclosed in the "-- Recurring Fair Value Measurements" section. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                                 DECEMBER 31, 2013
                                             ---------------------------------------------------------
                                                             FAIR VALUE HIERARCHY
                                              CARRYING  -----------------------------  TOTAL ESTIMATED
                                               VALUE    LEVEL 1  LEVEL 2     LEVEL 3     FAIR VALUE
                                             ---------- ------- ---------- ----------  ---------------
                                                                  (IN THOUSANDS)
ASSETS
Premiums, reinsurance and other receivables. $  228,140  $  --  $  224,672 $ (161,249)   $   63,423
LIABILITIES
Debt -- affiliated.......................... $  575,118  $  --  $  592,278 $       --    $  592,278
Other liabilities........................... $    3,836  $  --  $    3,836 $       --    $    3,836

                                                                 DECEMBER 31, 2012
                                             ---------------------------------------------------------
                                                             FAIR VALUE HIERARCHY
                                              CARRYING  -----------------------------  TOTAL ESTIMATED
                                               VALUE    LEVEL 1  LEVEL 2     LEVEL 3     FAIR VALUE
                                             ---------- ------- ---------- ----------  ---------------
                                                                  (IN THOUSANDS)
ASSETS
Premiums, reinsurance and other receivables. $  304,411  $  --  $  275,479 $  174,126    $  449,605
LIABILITIES
Debt -- affiliated.......................... $   75,118  $  --  $   82,174 $       --    $   82,174
Other liabilities........................... $       72  $  --  $       72 $       --    $       72

  The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

 PREMIUMS, REINSURANCE AND OTHER RECEIVABLES

   Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements and amounts on deposit with financial institutions to facilitate daily settlements related to certain derivatives.

                       EXETER REASSURANCE COMPANY, LTD.

7. FAIR VALUE (CONTINUED)


   Premiums receivable and those amounts recoverable under reinsurance agreements determined to transfer significant risk are not financial instruments subject to disclosure and thus have been excluded from the amounts presented. Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

   The amounts on deposit for derivative settlements, classified within Level 2, essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over short periods such that the estimated fair value approximates carrying value.

 DEBT -- AFFILIATED

    The estimated fair value of debt is principally determined using market standard valuation methodologies. Valuations are based primarily on quoted prices in markets that are not active or using matrix pricing that use standard market observable inputs such as quoted prices in markets that are not active and observable yields and spreads in the market. Instruments valued using discounted cash flow methodologies use standard market observable inputs including market yield curve, duration, observable prices and spreads for similar publicly traded or privately traded issues.

 OTHER LIABILITIES

   Other liabilities consist primarily of interest payable. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

8. DEBT -- AFFILIATED

  The table below presents information for the Company's long-term and short-term debt-affiliated outstanding at:

                                                             DECEMBER 31,
                                                         --------------------
                                  INTEREST RATE MATURITY    2013      2012
                                  ------------- -------- ---------- ---------
                                                            (IN THOUSANDS)
                                                         --------------------
   SHORT-TERM AND LONG-TERM DEBT
    Surplus note.................     6.798%      2014   $   75,118 $  75,118
    Senior notes.................     2.470%      2015      500,000        --
                                                         ---------- ---------
      Total debt-affiliated......                        $  575,118 $  75,118
                                                         ========== =========

  On October 15, 2013, the Company issued $500.0 million of guaranteed senior notes, Series A, to various affiliates, maturing in 2015 with an interest rate of 2.47%.

  On September 27, 2012, the Holding Company assumed $750.0 million of the Company's senior notes with interest rates of 6.440% and 5.330%, payable to an affiliate. In exchange for the assumption of senior notes, the

                       EXETER REASSURANCE COMPANY, LTD.

8. DEBT -- AFFILIATED (CONTINUED)

Company issued to the Holding Company 75,000 shares of Series A 7.69% non-cumulative perpetual preferred shares with a par value of $1 per share and a liquidity preference of $10,000 per share. The dividend is payable semi-annually. (See Note 9 for additional information on preferred stock).

  On December 19, 2012, the Holding Company assumed $1,250.0 million of the Company's senior notes with interest rates of 7.440%, 5.640% and 5.860%, payable to various affiliates. In exchange for the assumption of senior notes, the Company issued to the Holding Company 125,000 shares of Series A 7.75% non-cumulative perpetual preferred shares with a par value of $1 per share and a liquidity preference of $10,000 per share. The dividend is payable semi-annually. (See Note 9 for additional information on preferred stock).

  On July 15, 2011, the Company issued a $500.0 million guaranteed senior note, Series A, to various affiliates, maturing in 2021 with an interest rate of 5.64%.

  On December 16, 2011, the Company issued a $500.0 million guaranteed senior note, Series B, to various affiliates, maturing in 2021 with an interest rate of 5.86%.

  Interest expense related to the Company's indebtedness, included in other expenses, was $7.7 million, $112.6 million and $83.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

 LETTERS OF CREDIT

   The Company had access to certain letter of credit agreements totaling $5,450.0 million in letter of credit capacity from various banks, either directly with the bank or indirectly through letters of credit available to the Holding Company for the benefit of the Company and certain other affiliates of the Holding Company. At December 31, 2013, the Company had $802.0 million in outstanding letters of credit. The letters of credit were used to collateralize assumed liabilities.

  Letters of credit outstanding as of December 31, 2013 were as follows:

                                                                USED BY    USED BY    REMAINING
BORROWER(S)                       EXPIRATION       CAPACITY   THE COMPANY AFFILIATES   UNUSED
----------------------------- ------------------ ------------ ----------- ---------- ------------
                                                        (IN THOUSANDS)
Exeter.......................  December 2027 (1) $    650,000 $  600,000  $       -- $     50,000
Holding Company and MetLife
  Funding, Inc............... September 2017 (1)    1,000,000         --      59,000      941,000
Holding Company and MetLife
  Funding, Inc...............        August 2016    3,000,000      2,000     130,789    2,867,211
Exeter, Holding Company &
  Missouri Reinsurance, Inc..          June 2016      500,000         --     490,000       10,000
Holding Company..............        August 2014      300,000    200,000     100,000           --
                                                 ------------ ----------  ---------- ------------
 Total.......................                    $  5,450,000 $  802,000  $  779,789 $  3,868,211
                                                 ============ ==========  ========== ============

--------

(1)The Holding Company is a guarantor under this agreement.

9. STOCKHOLDER'S EQUITY

  Effective October 1, 2013 in conjunction with the Company's redomestication to Delaware the stockholder's equity was restructured.

                       EXETER REASSURANCE COMPANY, LTD.

9. STOCKHOLDER'S EQUITY (CONTINUED)

  Information regarding the restructure was as follows at:

                                                  DECEMBER 31,
                                              ---------------------
                                                 2013       2012
                                              ---------- ----------
            COMMON STOCK
            Shares authorized................ 13,875,000 14,125,000
            Shares issued.................... 13,466,000 13,466,000
            Shares outstanding............... 13,466,000 13,466,000
            Par value per share..............      $0.01      $1.00

                                                  DECEMBER 31,
                                              ---------------------
                                                 2013       2012
                                              ---------- ----------
            PREFERRED STOCK
            Shares authorized................    250,000    200,000
            Shares issued....................    200,000    200,000
            Shares outstanding...............    200,000    200,000
            Par value per share..............      $0.01      $1.00
            Liquidation preference per share.    $10,000    $10,000

PREFERRED STOCK

  On September 27, 2012, the Company issued to the Holding Company 75,000 shares of 7.69% Series A non-cumulative perpetual preferred stock in exchange for the assumption of $750.0 million of the Company's senior notes. See Note 8.

  On December 19, 2012, the Company issued to the Holding Company 125,000 shares of 7.75% Series A non-cumulative perpetual preferred stock in exchange for the assumption of $1,250.0 million of the Company's senior notes. See Note 8.

EQUITY

  Under Delaware Law, the Company is required to maintain minimum capital of $250 thousand. The Company was in compliance with this requirement at December 31, 2013.

  Under the Law, the Company was required to maintain net worth of $240 thousand. The Company was in compliance with this requirement at September 30, 2013 (prior to redomestication to Delaware) and December 31, 2012.

  During the year ended December 31, 2013, the Company received no capital contributions from the Holding Company. The Company received capital contributions of $800.0 million and $673.0 million in cash from the Holding Company during the years ended December 31, 2012 and 2011.

  During the years ended December 31, 2013, 2012 and 2011, the Holding Company paid and contributed, on the Company's behalf, $26.8 million, $33.4 million and $30.9 million, respectively, in the form of letter of credit fees.

                       EXETER REASSURANCE COMPANY, LTD.

9. STOCKHOLDER'S EQUITY (CONTINUED)


DIVIDEND RESTRICTIONS

  Under the strategic business plan of the company approved by the Delaware Insurance commissioner (the "Commissioner"), the company may not declare or pay dividend in any form to its parent without the approval of the Commissioner and in no event shall the Commissioner grant such approval if the dividend would result in the insolvency or impairment of the Company.

  The company paid non-cumulative perpetual preferred stock dividend to the Holding company of $132.5 million during the year ended December 31, 2013. The Company did not pay a dividend to the Holding Company during the years ended December 31, 2012 and 2011.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

  Information regarding changes in the balances of each component of AOCI, net of income tax, was as follows:

                                                       UNREALIZED      FOREIGN
                                                    INVESTMENT GAINS  CURRENCY
                                                    (LOSSES), NET OF TRANSLATION
                                                    RELATED OFFSETS  ADJUSTMENT     TOTAL
                                                    ---------------- ----------- -----------
                                                                 (IN THOUSANDS)
Balance at December 31, 2010.......................   $     3,341    $    39,291 $    42,632
OCI before reclassifications.......................        39,974       (15,751)      24,223
Income tax expense (benefit).......................      (13,991)             --    (13,991)
                                                      -----------    ----------- -----------
 OCI before reclassifications, net of income tax...        29,324         23,540      52,864
Amounts reclassified from AOCI.....................       (4,425)             --     (4,425)
Income tax expense (benefit).......................         1,549             --       1,549
                                                      -----------    ----------- -----------
 Amounts reclassified from AOCI, net of income tax.       (2,876)             --     (2,876)
                                                      -----------    ----------- -----------
Balance at December 31, 2011.......................        26,448         23,540      49,988
OCI before reclassifications.......................        29,412         13,028      42,440
Income tax expense (benefit).......................      (10,294)             --    (10,294)
                                                      -----------    ----------- -----------
 OCI before reclassifications, net of income tax...        45,566         36,568      82,134
Amounts reclassified from AOCI.....................       (4,395)             --     (4,395)
Income tax expense (benefit).......................         1,538             --       1,538
                                                      -----------    ----------- -----------
 Amounts reclassified from AOCI, net of income tax.       (2,857)             --     (2,857)
                                                      -----------    ----------- -----------
Balance at December 31, 2012.......................        42,709         36,568      79,277
OCI before reclassifications.......................      (54,557)         26,548    (28,009)
Income tax expense (benefit).......................        19,094             --      19,094
                                                      -----------    ----------- -----------
 OCI before reclassifications, net of income tax...         7,246         63,116      70,362
Amounts reclassified from AOCI.....................       (2,077)             --     (2,077)
Income tax expense (benefit).......................           727             --         727
                                                      -----------    ----------- -----------
 Amounts reclassified from AOCI, net of income tax.       (1,350)             --     (1,350)
                                                      -----------    ----------- -----------
Balance at December 31, 2013.......................   $     5,896    $    63,116 $    69,012
                                                      ===========    =========== ===========

                       EXETER REASSURANCE COMPANY, LTD.

9. STOCKHOLDER'S EQUITY (CONTINUED)


  Information regarding amounts reclassified out of each component of AOCI, was as follows:

                                                                                          STATEMENT OF OPERATIONS AND
AOCI COMPONENTS                                  AMOUNTS RECLASSIFIED FROM AOCI       COMPREHENSIVE INCOME (LOSS) LOCATION
------------------------------------------ ------------------------------------------ ------------------------------------
                                                    YEARS ENDED DECEMBER 31,
                                           ------------------------------------------
                                               2013          2012           2011
                                           ------------ -------------- --------------
                                                         (IN THOUSANDS)
Net unrealized investment gains (losses):
  Net unrealized investment gains
   (losses)............................... $      2,066 $        4,387 $        4,426 Other net investment gains (losses)
  Net unrealized investment gains
   (losses)...............................           11              8            (1) Net investment income
                                           ------------ -------------- --------------
   Net unrealized investment gains
    (losses), before income tax...........        2,077          4,395          4,425
   Income tax (expense) benefit...........        (727)        (1,538)        (1,549)
                                           ------------ -------------- --------------
   Net unrealized investment gains
    (losses), net income tax.............. $      1,350 $        2,857 $        2,876
                                           ============ ============== ==============
Total reclassification, net of income tax. $      1,350 $        2,857 $        2,876
                                           ============ ============== ==============

10. OTHER EXPENSES

  Information on other expenses was as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                  --------------------------------
                                                     2013       2012       2011
                                                  ---------- ---------- ----------
                                                           (IN THOUSANDS)
Commissions...................................... $   11,775 $   11,116 $    9,155
Volume-related costs.............................     26,816     33,524     30,929
Affiliated costs of reinsurance..................     72,517        297     12,073
Capitalization of DAC............................    (2,013)    (1,760)    (2,955)
Amortization of DAC..............................   (21,146)     43,204     31,527
Interest expense on debt and debt issuance costs.      7,714    112,646     83,296
Premium taxes, licenses & fees...................         25          9         34
Professional services............................        468        858         84
Other............................................      5,051      6,947      5,740
                                                  ---------- ---------- ----------
  Total other expenses........................... $  101,207 $  206,841 $  169,883
                                                  ========== ========== ==========

CAPITALIZATION AND AMORTIZATION OF DAC

  See Note 2 for additional information on DAC including impacts of capitalization and amortization.

AFFILIATED EXPENSES

  Commissions, volume-related costs and capitalization and amortization of DAC include the impact of affiliated reinsurance transactions.

  See Notes 4 and 8 for a discussion of affiliated expenses included in the table above.

INTEREST EXPENSE ON DEBT

  See Note 8 for attribution of interest expense by debt issuance.

                       EXETER REASSURANCE COMPANY, LTD.

11. INCOME TAX

  The provision for income tax was as follows:

                                                  YEARS ENDED DECEMBER 31,
                                            ------------------------------------
                                               2013         2012         2011
                                            ---------- -------------- ----------
                                                       (IN THOUSANDS)
Current:
 Federal................................... $(267,685) $    (363,174) $  273,521
 Foreign...................................         50             50         --
                                            ---------- -------------- ----------
                                             (267,635)      (363,124)    273,521
Deferred:
 Federal...................................    631,850    (1,092,375)  (179,444)
                                            ---------- -------------- ----------
Provision for income tax expense (benefit). $  364,215 $  (1,455,499) $   94,077
                                            ========== ============== ==========

  The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was follows:

                                                 YEARS ENDED DECEMBER 31,
                                            -----------------------------------
                                               2013         2012        2011
                                            ---------- -------------- ---------
                                                      (IN THOUSANDS)
Tax provision at U.S. statutory rate....... $  362,691 $  (1,455,439) $  94,077
Tax effect of:
Other......................................      1,464             --        --
Tax exempt investment income...............         --           (60)        --
Prior year tax.............................         60             --        --
                                            ---------- -------------- ---------
Provision for income tax expense (benefit). $  364,215 $  (1,455,499) $  94,077
                                            ========== ============== =========

  Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                       DECEMBER 31,
                                                 -------------------------
                                                     2013         2012
                                                 ------------ ------------
                                                      (IN THOUSANDS)
      Deferred income tax assets:
       Benefit, reinsurance and other reserves.. $    726,167 $  2,752,083
       Investments, including derivatives.......      821,544           --
       Net operating loss.......................       67,235           --
       Tax credits..............................          113           --
       Other....................................           --          753
                                                 ------------ ------------
                                                    1,615,059    2,752,836
                                                 ------------ ------------
      Deferred income tax liabilities:
       Net unrealized investment gains..........        3,176       22,997
       DAC......................................       35,280       33,288
       Investments, including derivatives.......           --      429,480
       Other....................................       47,139           --
                                                 ------------ ------------
                                                       85,595      485,765
                                                 ------------ ------------
      Net deferred income tax asset (liability). $  1,529,464 $  2,267,071
                                                 ============ ============

                       EXETER REASSURANCE COMPANY, LTD.

11. INCOME TAX (CONTINUED)


  Domestic net operating carryforwards of $192,099 thousand at December 31, 2013 will expire beginning in 2028. Tax credit carryforwards of $113 thousand at December 31, 2013 will expire beginning in 2022.

  The lack of a valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset will be realizable. In 2013, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize gross deferred tax assets. Accordingly, the Company has not recorded a valuation allowance against its gross deferred tax assets. The Company has determined that a valuation allowance against its deferred tax assets is not appropriate as of the year ended December 31, 2012.

  Prior to October 1, 2013, the Company was registered as an exempted company pursuant to the Companies Law of the Cayman Islands. No local income, profits or capital gains taxes are levied in the Cayman Islands at the current time. As a result, no provision for such taxes is recorded by the Company.

  Prior to the re-domestication, the Company made an election to be treated as an U.S. Domestic entity under Internal Revenue Code Section ("Sec.") 953(d). The election under Sec. 953(d) is valid through December 31, 2013. The Company joins with the Holding Company and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provision of the Code. Pursuant to this tax sharing agreement, the amount due from the Holding Company was $196.6 million and $261.7 million at December 31, 2013 and 2012, respectively.

  The Company files income tax returns with the U.S. federal government and is under continuous examination by the Internal Revenue Service. The Company is no longer subject to U.S. federal income tax examinations for years prior to 2003, with the exception of the period October 31, 2000 through December 31, 2000. The IRS audit cycle for the years 2003 through 2006, which began in April 2010, is expected to conclude in 2014. It is not expected to have a material impact on the financial statements. As of December 31, 2013, the Company had no liability for unrecognized tax benefits.

12. CONTINGENCIES AND COMMITMENTS

  There is no pending or threatened litigation, claim or assessment against the Company that would constitute a material loss contingency.

  Various litigation, claims or assessments against the Company may arise in the ordinary course of the Company's business. Liabilities for litigations, claims or assessments are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company regularly reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements. Based on information currently known by the Company's management, in its opinion, there are no current legal proceedings, likely to have such an effect. However, it is possible that an adverse outcome in a litigation matter, should such a litigation matter arise in the future, could have a material effect on the Company's net income or cash flows.

                       EXETER REASSURANCE COMPANY, LTD.

13. OTHER RELATED PARTY TRANSACTIONS

  The Company had net payables to affiliates of $593 thousand and $877 thousand at December 31, 2013 and 2012, respectively. These payables exclude affiliated reinsurance balances discussed in Note 4 and affiliated debt balances discussed in Note 8.

  See Note 5 for additional related party transactions.

14. SUBSEQUENT EVENTS

  In anticipation of the Mergers, certain risks formerly reinsured by Exeter were re-directed to affiliates through various forms of transactions. For certain risks that were re-directed in October 2014 and November 2014, the agreement terms included that the initial settlement amounts were to be based upon the reinsurance balances at September 30, 2014. The estimated impacts of these transactions to Exeter were a decrease in cash and invested assets of $2.6 billion, a decrease in future policy benefits of $500 million, a decrease in policyholder account balances of $1.2 billion and a decrease in other policy-related balances of $800 million. Also as a result of these transactions, Exeter recorded an estimated net loss of $100 million during the fourth quarter of 2014. These estimated amounts will be adjusted to actual settlement amounts by January 2015, in accordance with the applicable reinsurance recapture agreements' terms. The Company expects to enter into another affiliated reinsurance transaction on or around November 10, 2014. The estimated impacts, based upon the account balances at September 30, 2014, are a decrease in cash and invested assets of $400 million, a decrease in future policy benefits of $500 million, offset by an increase in other policy-related balances of $100 million. It is likely that the final settlement amounts of these reinsurance transactions, that will consider additional available information, will differ from the estimated amounts and it is possible the differences may be material.

                                     PART C

                               OTHER INFORMATION


ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


a.   Financial Statements
     --------------------

The financial statements and financial highlights of each of the Sub-Accounts of the Separate Account are included in Part B hereof and include:

1.   Report of Independent Registered Public Accounting Firm

2.   Statements of Assets and Liabilities as of December 31, 2013

3.   Statements of Operations for the year ended December 31, 2013

4.   Statements of Changes in Net Assets for the years ended December 31, 2013 and 2012

5.   Notes to the Financial Statements

The unaudited pro forma condensed combined financial statements of MetLife Insurance Company of
Connecticut are included in Part B hereof and include:

1.   Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2013

2.   Unaudited Pro Forma Condensed Combined Statement of Operations for the year end December 31,
     2013

3.   Unaudited Pro Forma Condensed Combined Statement of Operations for the year end December 31,
     2012

4.   Unaudited Pro Forma Condensed Combined Statement of Operations for the year end December 31,
     2011

5.   Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

The consolidated financial statements and financial statement schedules of MetLife Insurance Company of
Connecticut and subsidiaries are included in Part B hereof and include:

1.   Report of Independent Registered Public Accounting Firm

2.   Consolidated Balance Sheets as of December 31, 2013 and 2012

3.   Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011

4.   Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2013, 2012 and 2011

5.   Consolidated Statements of Stockholders' Equity for the years ended December 31, 2013, 2012 and
     2011

6.   Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011

7.   Notes to the Consolidated Financial Statements

8.   Financial Statement Schedules

The financial statements of MetLife Investors Insurance Company are included in Part B hereof and include:

1.   Independent Auditors' Report

2.   Balance Sheets as of December 31, 2013 and 2012

3.   Statements of Operations for the years ended December 31, 2013, 2012 and 2011

4.   Statements of Comprehensive Income (Loss) for the years ended December 31, 2013, 2012 and 2011

5.   Statements of Stockholder's Equity for the years ended December 31, 2013, 2012 and 2011

6.   Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011

7.   Notes to the Financial Statements

The financial statements of Exeter Reassurance Company, Ltd. are included in Part B hereof and include:

1.   Independent Auditors' Report

2.   Balance Sheets as of December 31, 2013 and 2012

3.   Statements of Operations for the years ended December 31, 2013, 2012 and 2011


4.   Statements of Comprehensive Income (Loss) for the years ended December 31, 2013, 2012 and 2011

5.   Statements of Stockholder's Equity for the years ended December 31, 2013, 2012 and 2011

6.   Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011

7.   Notes to the Financial Statements



b.             Exhibits
               --------

1.   (i)       Certification of Restated Resolutions of the Board of Directors of MetLife Investors USA Insurance
               Company authorizing the establishment of the Separate Account (adopted May 18, 2004) (6)

     (ii)      Resolutions of the Board of Directors of MetLife USA Insurance Company (including Agreement and
               Plan of Merger attached as Exhibit B to the resolutions) (adopted August 13, 2014) (filed herewith)

     (iii)     Resolutions of the Board of Directors of MetLife Insurance Company of Connecticut authorizing the acceptance of the Separate Account (adopted September 17, 2014) (filed herewith)

2.             Not Applicable.

3.   (i)(a)    Distribution and Principal Underwriting Agreement between MetLife Insurance Company of Connecticut and MetLife Investors Distribution Company (effective November 24, 2009) (4)

     (i)(b)    Amendment to Distribution and Principal Underwriting Agreement between MetLife Insurance Company of Connecticut and MetLife Investors Distribution Company (dated August 18, 2014) (filed herewith)

     (ii)      Form of Enterprise Selling Agreement 09-12 (MetLife Investors Distribution Company Sales Agreement)
                 (20)

4.   (i)       Individual Flexible Purchase Payment Deferred Variable Annuity Contract (1)

     (ii)      Enhanced Dollar Cost Averaging Rider (1)

     (iii)     Three Month Market Entry Rider (1)

     (iv)      Death Benefit Rider - Principal Protection (1)

     (v)       Death Benefit Rider - Compounded-Plus (1)

     (vi)      Death Benefit Rider - (Annual Step-Up) (1)

     (vii)     Guaranteed Minimum Income Benefit Rider - (Living Benefit) (1)

     (viii)    Additional Death Benefit Rider - (Earnings Preservation Benefit) (1)

     (ix)      Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider (1)

     (x)       Terminal Illness Rider (1)

     (xi)      Individual Retirement Annuity Endorsement (1)

     (xii)     Roth Individual Retirement Annuity Endorsement (1)

     (xiii)    401 Plan Endorsement (1)

     (xiv)     Tax Sheltered Annuity Endorsement (1)

     (xv)      Unisex Annuity Rates Rider (1)

     (xvi)     Endorsement (Name Change - effective March 1, 2001. MetLife Investors USA Insurance Company;
               formerly Security First Life Insurance Company) (3)

     (xvii)    Form of Guaranteed Minimum Income Benefit Rider - (Living Benefit) (GMIB II) 7018-1 (03/03) (5)

     (xviii)   Form of Guaranteed Withdrawal Benefit Rider - (GWB) MLIU-690-1 (7/04) (6)

     (xix)     Form of Contract Schedule [Series C, L, VA, or XC] 8028-2 (7/04) (6)

     (xx)      Individual Retirement Annuity Endorsement 8023.1 (9/02) (6)

     (xxi)     Roth Individual Retirement Annuity Endorsement 9024.1 (9/02) (6)

     (xxii)    401(a)/403(a) Plan Endorsement 8025.1 (9/02) (6)

     (xxiii)   Tax Sheltered Annuity Endorsement 8026.1 (9/02) (6)

     (xxiv)    Simple Individual Retirement Annuity Endorsement 8276 (9/02) (6)

     (xxv)     Form of Guaranteed Minimum Income Benefit Rider (GMIB Plus or GMIB III) 8018-2 (05/05) (7)


     (xxvi)      Form of Enhanced Dollar Cost Averaging Rider 8013-1 (05/05) (7)

     (xxvii)     Form of Three Month Market Entry Rider 8104-1 (05/05) (7)

     (xxviii)    Form of Contract Schedule (GMIB Plus or GMIB III) 8028-3 (5/05) (8)

     (xxix)      Purchase Payment Credit Rider 8030 (11/00) (9)

     (xxx)       Guaranteed Withdrawal Benefit Endorsement (EGWB) MLIU-GWB (11/05)-E (9)

     (xxxi)      Guaranteed Withdrawal Benefit Rider (GWB) MLIU-690-2 (11/05) (9)

     (xxxii)     Form of Contract Schedule (GMAB) 8028-4 (11/05) (10)

     (xxxiii)    Guaranteed Minimum Accumulation Benefit Rider (GMAB) MLIU-670-1 (11/05) (9)

     (xxxiv)     Designated Beneficiary Non-Qualified Annuity Endorsement MLIU-NQ-1 (11/05)-I (10)

     (xxxv)      Lifetime Guaranteed Withdrawal Benefit MLIU-690-3 (6/06) (11)

     (xxxvi)     Form of Contract Schedule 8028-5 (6/06)(LGWB) (11)

     (xxxvii)    Fixed Account Rider 8012 (11/00) (12)

     (xxxviii)   Guaranteed Minimum Death Benefit (GMDB) Rider MLIU-640-1 (4/08) (13)

     (xxxix)     Form of Contract Schedule Guaranteed Minimum Death Benefit (GMDB) Rider MLIU-EDB (4/08) (13)

     (xl)        Guaranteed Minimum Income Benefit Rider -  Living Benefit MLIU-560-4 (4/08) (GMIB Plus II)
                 (13)

     (xli)       Form of Contract Schedule Guaranteed Minimum Income Benefit (GMIB) Rider MLIU-EGMIB (4/08)
                 (GMIB Plus II) (16)

     (xlii)      Lifetime Guaranteed Withdrawal Benefit Rider MLIU-690-4 (4/08) (LWG II) (13)

     (xliii)     Form of Contract Schedule Lifetime Guaranteed Withdrawal Benefit MLIU-EGWB (4/08) (LWG II)
                 (15)

     (xliv)      Form of Spousal Continuation Endorsement (GMIB&GMDB) MLIU-GMIB (2/10)-E (17)

     (xlv)       Form of Tax-Sheltered Annuity Endorsement MLIU-398-3 (12/08) (18)

     (xlvi)      Form of 401(a)/403(a) Plan Endorsement MLIU-401-3 (5/11) (19)

     (xlvii)     Merger Endorsement (effective November 14, 2014) (MetLife Investors USA Insurance Company
                 merged into MetLife Insurance Company USA) 6-E118-14 (filed herewith)

     (xlviii)    Non-qualified Annuity Endorsement MLIU-NQ (11/04) - I (filed herewith)

5.   (i)         Form of Variable Annuity Application (2)

     (ii)        Form of Variable Annuity Application 8029 (7/04) APPVA-504USAVA (6)

     (iii)       Form of Variable Annuity Application 8029 (1/05) APPAVA-105USAVA (7)

     (iv)        Form of Variable Annuity Application 8029 (4/05) APPAVA-1105USAVA (9)

     (v)         Form of Variable Annuity Application 8029 (1/06) APPVAUSAVA 606 (11)

     (vi)        Form of Variable Annuity Application 8029 (10/07) APPUSAVA April 2008 (14)

6.   (i)         Copy of Certificate of Incorporation of the Company and Certificate of Amendment (effective November
                 14, 2014) (filed herewith)

     (ii)        Copy of the Bylaws of the Company (filed herewith)

7.               Not Applicable.

8.   (i)(a)      Participation Agreement Among Met Investors Series Trust, Met Investors Advisory, LLC, MetLife
                 Investors Distribution Company, The Travelers Insurance Company and The Travelers Life and Annuity
                 Company (effective 11-01-05) (21)

     (i)(b)      First Amendment to Participation Agreement Among Met Investors Series Trust, MetLife Advisers, LLC,
                 MetLife Investors Distribution Company and MetLife Insurance Company of Connecticut (effective
                 05-01-09) (22)

     (i)(c)      Amendment to Participation Agreement in effect Among Met Investors Series Trust, MetLife Advisers,
                 LLC, MetLife Investors Distribution Company and MetLife Insurance Company of Connecticut, et al.
                 (effective 4-30-10) (22)


          (i)(d)    Amendment to Participation Agreement with Met Investors Series Trust (effective November 17, 2014)
                    (filed herewith)

          (ii)(a)   Participation Agreement Among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife
                    Investors Distribution Company, MetLife Insurance Company of Connecticut (effective 08-31-07) (23)

          (ii)(b)   Amendment to Participation Agreement in effect Among Metropolitan Series Fund, Inc., MetLife
                    Advisers, LLC, MetLife Investors Distribution Company and MetLife Insurance Company of
                    Connecticut, et al. (effective 04-30-10) (22)

9.                  Opinion of Counsel (filed herewith)

10.                 Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) (filed herewith)

11.                 Not Applicable.

12.                 Not Applicable.

13.                 Powers of Attorney for Eric T. Steigerwalt, Elizabeth M. Forget, Gene L. Lunman, Peter M. Carlson and
                    Anant Bhalla (filed herewith)

      (1)           incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-54464 and 811-03365) filed electronically on January 26, 2001.

      (2)           incorporated herein by reference to Registrant's Pre-Effective Amendment No. 2 to Form N-4 (File Nos.
                    333-54464 and 811-03365) filed electronically on March 21, 2001.

      (3)           incorporated herein by reference to Registrant's Post-Effective Amendment No. 1 to Form N-4 (File
                    Nos. 333-54464 and 811-03365) filed electronically on April 13, 2001.

      (4)           incorporated herein by reference to MetLife of CT Separate Account Eleven for Variable Annuities'
                    Post-Effective Amendment No. 1 to Form N-4 (File Nos. 333-152199 and 811-21262) filed electronically on April 8, 2009.

      (5)           incorporated herein by reference to Registrant's Post-Effective Amendment No. 5 to Form N-4 (File
                    Nos. 333-54464 and 811-03365) filed electronically on April 27, 2004.

      (6)           incorporated herein by reference to Registrant's Post-Effective Amendment No. 6 to Form N-4 (File
                    Nos. 333-54464 and 811-03365) filed electronically on July 15, 2004.

      (7)           incorporated herein by reference to Registrant's Post-Effective Amendment No. 8 to Form N-4 (File
                    Nos. 333-54464 and 811-03365) filed electronically on January 18, 2005.

      (8)           incorporated herein by reference to Registrant's Post-Effective Amendment No. 11 to Form N-4 (File
                    Nos. 333-54464 and 811-03365) filed electronically on April 25, 2005.

      (9)           incorporated herein by reference to Registrant's Post-Effective Amendment No. 12 to Form N-4 (File
                    Nos. 333-54464 and 811-03365) filed electronically on July 13, 2005.

   (10)             incorporated herein by reference to Registrant's Post-Effective Amendment No. 13 to Form N-4 (File
                    Nos. 333-54464 and 811-03365) filed electronically on September 9, 2005.

   (11)             incorporated herein by reference to Registrant's Post-Effective Amendment No. 19 to Form N-4 (File
                    Nos. 333-54464 and 811-03365) filed electronically on April 24, 2006.

   (12)             incorporated herein by reference to Registrant's Post-Effective Amendment No. 18 to Form N-4 (File
                    Nos. 333-54466 and 811-03365) filed electronically on April 16, 2007.

   (13)             incorporated herein by reference to Registrant's Post-Effective Amendment No. 27 to Form N-4 (File
                    Nos. 333-54464 and 811-03365) filed electronically on December 21, 2007.

   (14)             incorporated herein by reference to Registrant's Post-Effective Amendment No. 31 to Form N-4 (File
                    Nos. 333-54464 and 811-03365) filed electronically on April 15, 2008.

   (15)             incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4/A (File
                    Nos. 333-152385 and 811-03365) filed electronically on October 28, 2008.

   (16)             incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File Nos.
                    333-156648 and 811-03365) filed electronically on January 9, 2009.

   (17)             incorporated herein by reference to Registrant's Post-Effective Amendment No. 35 to Form N-4 (File
                    Nos. 333-54466 and 811-03365) filed electronically on April 22, 2010.

   (18)             incorporated herein by reference to Registrant's Post-Effective Amendment No. 3 to Form N-4 (File
                    Nos. 333-156648 and 811-03365) filed electronically on March 22, 2011.


(19)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File
         Nos. 333-176374 and 811-03365) filed electronically on April 11, 2012.

(20)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 12 to Form N-4 (File
         Nos. 333-176374 and 811-03365) filed electronically on April 10, 2013.

(21)     incorporated herein by reference to The Travelers Fund ABD for Variable Annuities' Post-Effective
         Amendment No. 14 to Form N-4 (File Nos. 033-65343 and 811-07465) filed electronically on April 6,
         2006.

(22)     incorporated herein by reference to MetLife of CT Separate Account Eleven for Variable Annuities'
         Post-Effective Amendment No. 4 to Form N-4 (File Nos. 333-152189 and 811-21262) filed electronically on April 4, 2012.

(23)     incorporated herein by reference to MetLife of CT Separate Account Nine for Variable Annuities'
         Post-Effective Amendment No. 11 to Form N-4 (File Nos. 333-65926 and 811-09411) filed electronically on October 31, 2007.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR


The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:


NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH DEPOSITOR
-----------------------------------    ------------------------------------

Eric T. Steigerwalt                    Director, Chairman of the Board, President and Chief Executive
Gragg Building                         Officer
11225 North Community House Road
Charlotte, NC 28277

Elizabeth M. Forget                    Director and Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Gene L. Lunman                         Director and Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Ricardo A. Anzaldua                    Executive Vice President and General Counsel
1095 Avenue of the Americas
New York, NY 10036

Peter M. Carlson                       Executive Vice President and Chief Accounting Officer
1095 Avenue of the Americas
New York, NY 10036

Steven J. Goulart                      Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

Robin Lenna                            Executive Vice President
200 Park Avenue
12th Floor
New York, NY 10166

Anant Bhalla                           Senior Vice President and Chief Financial Officer
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Marlene B. Debel                       Senior Vice President and Treasurer
1095 Avenue of the Americas
New York, NY 10036

Jason P. Manske                        Senior Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH DEPOSITOR
-----------------------------------    ------------------------------------

Roberto Baron                          Senior Vice President
1095 Avenue of the Americas
New York, NY 10036

Steven J. Brash                        Senior Vice President
277 Park Avenue
46th Floor
New York, NY 10172

Adam M. Hodes                          Senior Vice President
1095 Avenue of the Americas
New York, NY 10036

Stewart M. Ashkenazy                   Vice President, Senior Actuary and Illustration Actuary
1095 Avenue of the Americas
New York, NY 10036

S. Peter Headley                       Vice President and Assistant Secretary
10801 Mastin Boulevard
Suite 930
Overland Park, KS 66210

Andrew Kaniuk                          Vice President and Senior Actuary
501 Route 22
Bridgewater, NJ 08807

Christopher A. Kremer                  Vice President and Actuary
One Financial Center
21st Floor
Boston, MA 02111

Lisa S. Kuklinski                      Vice President and Senior Actuary
1095 Avenue of the Americas
New York, NY 10036

Enid M. Reichert                       Vice President and Actuary
501 Route 22
Bridgewater, NJ 08807

Mark S. Reilly                         Vice President and Illustration Actuary
Woodward Building
11215 North Community House Road
Charlotte, NC 28277

Steven G. Sorrentino                   Vice President, Actuary and Appointed Actuary
501 Route 22
Bridgewater, NJ 08807

Marian J. Zeldin                       Vice President and Actuary
501 Route 22
Bridgewater, NJ 08807

Scott E. Andrews                       Vice President
4700 Westown Pkwy.
Suite 200
West Des Moines, IA 50266

Andrew T. Aoyama                       Vice President
200 Park Avenue
12th Floor
New York, NY 10166

Grant Barrans                          Vice President
600 North King Street
Wilmington, DE 19801

Henry W. Blaylock                      Vice President
200 Park Avenue
12th Floor
New York, NY 10166


NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH DEPOSITOR
-----------------------------------    ------------------------------------

Timothy J. Brown                       Vice President
501 Route 22
Bridgewater, NJ 08807

Mark J. Davis                          Vice President
501 Route 22
Bridgewater, NJ 08807

Lynn A. Dumais                         Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Geoffrey A. Fradkin                    Vice President
501 Route 22
Bridgewater, NJ 08807

Judith A. Gulotta                      Vice President
10 Park Avenue
Morristown, NJ 07962

Jeffrey P. Halperin                    Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Regynald Heurtelou                     Vice President
334 Madison Avenue
Morristown, NJ 07960

Gregory E. Illson                      Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

John J. Iwanicki                       Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Karen A. Johnson                       Vice President
One Financial Center
21st Floor
Boston, MA 02111

Derrick L. Kelson                      Vice President
1200 Abernathy Road
Suite 1400
Atlanta, GA 30328

James W. Koeger                        Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

John P. Kyne, III                      Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Cynthia A. Mallet Kosakowski           Vice President
One Financial Center
21st Floor
Boston, MA 02111

Timothy J. McLinden                    Vice President
277 Park Avenue
46th Floor
New York, NY 10172


NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH DEPOSITOR
-----------------------------------    ------------------------------------

James J. Reilly                        Vice President
One Financial Center
21st Floor
Boston, MA 02111

Thomas J. Schuster                     Vice President
200 Park Avenue
12th Floor
New York, NY 10166

Robert L. Staffier, Jr.                Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Nan D. Tecotzky                        Vice President
200 Park Avenue
12th Floor
New York, NY 10166

Mark H. Wilsmann                       Vice President
10 Park Avenue
Morristown, NJ 07962

Jacob M. Jenkelowitz                   Secretary
1095 Avenue of the Americas
New York, NY 10036


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


    The Registrant is a separate account of MetLife Insurance Company USA under Delaware insurance law. MetLife Insurance Company USA is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                            AS OF June 30, 2014

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2014. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Home Loans LLC (DE)

C.    Exeter Reassurance Company, Ltd. (DE)

D.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

            d)    1320 Venture LLC (DE)

                  i) 1320 Owner LP (DE) - a 99.9% limited partnership of 1320 Owner LP is held by 1320 Venture LLC and 0.1% general partnership is held by 1320 GP LLC.

            e)    1320 GP LLC (DE)

E. MetLife Chile Inversiones Limitada (Chile) - 70.4345328853% of MetLife Chile Inversiones Limitada is owned by MetLife, Inc., 26.6071557459% by American Life Insurance Company ("ALICO"), 2.9583113284% is owned by Inversiones MetLife Holdco Dos Limitada and 0.0000000404% is owned by Natilportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile) - 99.9969% of MetLife Chile Seguros de Vida S.A. is held by MetLife Chile Inversiones Limitada and 0.0031% by International Technical and Advisory Services Limited ("ITAS").

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile) - 99.99% of MetLife Chile Administradora de Mutuos Hipotecarios S.A. is held by MetLife Chile Seguros de Vida S.A. and 0.01% is held by MetLife Chile Inversiones Limitada.

      2. Legal Chile S.A. (Chile) - 51% of Legal Chile S.A. is owned by MetLife Chile Inversiones Limitada and the remaining interest is owned by a third party.

            a) Legagroup S.A. (Chile) - 99% of Legagroup S.A. is owned by Legal Chile S.A. and the remaining interest is owned by a third party.

      3. Inversiones MetLife Holdco Tres Limitada (Chile) - 99.9% of Inversiones MetLife Holdco Tres Limitada is owned by MetLife Chile Inversiones Limitada and 0.1% is owned by Inversiones MetLife Holdco Dos Limitada.

            a) MetLife Chile Acquisition Co. S.A. (Chile) - 45% of MetLife Chile Acquisition Co. S.A. is owned by Inversiones MetLife Holdco Dos Limitada, 45% is owned by Inversiones MetLife Holdco Tres Limitada and 10% is owned by MetLife Chile Inversiones Limitada.

                  i) Inversiones Previsionales S.A. (Chile) - 99.999% of Inversiones Previsionales S.A. is owned by MetLife Chile Acquisition Co. S.A. and 0.001% is owned by Inversiones MetLife Holdco Tres Limitada.

                        aa) AFP Provida S.A. (Chile) - 51.62% of AFP Provida S.A. is owned by Inversiones Previsionales S.A., 21.97% is owned indirectly (by means of ADR) by MetLife Chile Acquisition Co. S.A., 17.79% is owned directly by MetLife Chile Acquisition Co. S.A. and the remainder is owned by third parties.

                              1) Provida Internacional S.A. (Chile) - 99.99% of Provida Internacional S.A. is owned by AFP Provida S.A. and 0.01% by Inversiones Previsionales S.A.

                                    ii)   AFP Genesis Administradora de Fondos y
                                          Fidecomisos S.A. (Ecuador) - 99.9997%
                                          of AFP Genesis Administradora de
                                          Fondos y Fidecomisos S.A. is owned by
                                          Provida Internacional S.A. and 0.0003%
                                          is owned by Inversiones Previsionales
                                          S.A.

      4. MetLife Chile Seguros Generales S.A. (Chile) - 99.9% of MetLife Chile Seguros Generales, S.A. is owned by MetLife Chile Inversiones Limitada and 0.1% is owned by ITAS.

F.    MetLife Securities, Inc. (DE)

G.    Enterprise General Insurance Agency, Inc. (DE)

H.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      5.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      6.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      7.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

I.    MetLife Investors Insurance Company (MO)

J.    First MetLife Investors Insurance Company (NY)

K.    Newbury Insurance Company, Limited (DE)

L.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

M.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Excelencia Operativa y Tecnologica, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. PNB MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros S.A. (Argentina)- 79.3196% is owned by MetLife International Holdings, Inc., 2.6753% is owned by Natiloportem Holdings, Inc., 16.2046% by ALICO and 1.8005% by ITAS.


      6. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.662% is owned by MetLife International Holdings, Inc., 33.337% is owned by MetLife Worldwide Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.


      7.    MetLife Global, Inc. (DE)

      8. MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 99.99998% of MetLife Administradora de Fundos Multipatrocinados Ltda. is owned by MetLife International Holdings, Inc. and 0.00002% by Natiloportem Holdings, Inc.

      9.    MetLife Services Limited (United Kingdom)

      10. MetLife Seguros de Retiro S.A. (Argentina) - 95.5883% is owned by MetLife International Holdings, Inc., 3.1102% is owned by Natiloportem Holdings, Inc., 1.3014% by ALICO and 0.0001% by ITAS.

      11. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 95% is owned by MetLife International Holdings Inc.

      12. Compania Inversora MetLife S.A. (Argentina) - 95.46% is owned by MetLife International Holdings, Inc. and 4.54% is owned by Natiloportem Holdings, Inc.

            a) MetLife Servicios S.A. (Argentina) - 18.87% of the shares of MetLife Servicios S.A. are held by Compania Inversora MetLife S.A., 79.88% is owned by MetLife Seguros S.A., 0.99% is held by Natiloportem Holdings, Inc. and 0.26% is held by MetLife Seguros de Retiro S.A.

      13.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Direct Co., LTD. (Japan)

            b)    MetLife Limited (Hong Kong)

      14.   MetLife International Limited, LLC (DE)

      15. MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.

      16.   MetLife Ireland Holdings One Limited (Ireland)

            a) MetLife Global Holdings Corporation S.A. de C.V. (Mexico/Ireland) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                  i)    MetLife Ireland Treasury Limited (Ireland)

                        a)    MetLife General Insurance Limited (Australia)

                        b) MetLife Insurance Limited (Australia) - 91.16468% of MetLife Insurance Limited (Australia) is owned by MetLife Ireland Treasury Limited and 8.83532% is owned by MetLife Global Holdings Corp. S.A. de C.V.

                              1)    The Direct Call Centre PTY Limited
                                    (Australia)

                              2)    MetLife Investments PTY Limited (Australia)

                                    aa)   MetLife Insurance and Investment Trust
                                          (Australia) - MetLife Insurance and
                                          Investment Trust is a trust vehicle,
                                          the trustee of which is MetLife
                                          Investments PTY Limited ("MIPL"). MIPL
                                          is a wholly owned subsidiary of
                                          MetLife Insurance Limited.

                  ii) Metropolitan Global Management, LLC (DE/Ireland) - 99.7% is owned by MetLife Global Holdings Corporation S.A. de C.V. and 0.3% is owned by MetLife International Holdings, Inc.

                        a) MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by Metropolitan Global Management, LLC and 2.5262% is owned by MetLife International Holdings, Inc.

                        b) MetLife Mexico Servicios, S.A. de C.V. (Mexico) - 98% is owned by Metropolitan Global Management, LLC and 2% is owned by MetLife International Holdings, Inc.

                        c) MetLife Mexico S.A. (Mexico)- 99.050271% is owned by Metropolitan Global Management, LLC and 0.949729% is owned by MetLife International Holdings, Inc.

                              1) MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

                                    aa)    Met1 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    bb)    Met2 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    cc)    MetA SIEFORE Adicional, S.A. de C.V.
                                           (Mexico)- 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    dd)    Met3 SIEFORE Basica, S.A. de C.V.
                                           (Mexico) - 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    ee)    Met4 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    ff)    Met5 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                              2)    ML Capacitacion Comercial S.A. de
                                    C.V.(Mexico) - 99% is owned by MetLife
                                    Mexico S.A. and 1% is owned by MetLife
                                    Mexico Cares, S.A. de C.V.

                        d) MetLife Saengmyoung Insurance Co. Ltd. (also known as MetLife Insurance Company of Korea Limited) (South Korea)- 14.64% is owned by MetLife Mexico, S.A. and 85.36% is owned by Metropolitan Global Management, LLC.

                        e)    GlobalMKT S.A. (Uruguay)

      17.   MetLife Asia Limited (Hong Kong)

      18. AmMetLife Insurance Berhad (Malaysia) - 50.000001% of AmMetLife Insurance Berhad is owned by MetLife International Holdings, Inc. and the remainder is owned by a third party.

      19. AmMetLife Takaful Berhad (Malaysia) - 49.999999% of AmMetLife Takaful Berhad is owned by MetLife International Holdings, Inc. and the remainder is owned by a third party.

N.    Metropolitan Life Insurance Company ("MLIC") (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        aa)    OMI MLIC Investments Limited (Cayman Islands)

      3.    CRB Co., Inc. (MA)

      4.    MLIC Asset Holdings II LLC (DE)

            a)    El Conquistador MAH II LLC (DE)

            b) Mansell Office LLC (DE) - 73.0284% of Mansell Office LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

            c) Mansell Retail LLC (DE) - 73.0284% of Mansell Retail LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

      5.    CC Holdco Manager, LLC (DE)

      6.    Alternative Fuel I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    MetPark Funding, Inc. (DE)

      9.    HPZ Assets LLC (DE)

      10.   Missouri Reinsurance, Inc. (Cayman Islands)

      11.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      12.   MetLife Real Estate Cayman Company (Cayman Islands)

      13.   MetLife RC SF Member, LLC (DE)

      14.   MetLife Private Equity Holdings, LLC (DE)

      15.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital, Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

                  i) Long Island Solar Farm, LLC ("LISF")(DE) - 9.61% membership interest is held by MetLife Renewables Holding, LLC and 90.39% membership interest is held by LISF Solar Trust in which MetLife Capital Limited Partnership has 100% beneficial interest.

      16.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      17.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      18.   MetLife Investments Asia Limited (Hong Kong)

      19. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      20. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      21.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      22.   General American Life Insurance Company (MO)

            a)    GALIC Holdings LLC (DE)

      23.   Corporate Real Estate Holdings, LLC (DE)

      24. Ten Park SPC (Cayman Islands) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      25.   MetLife Tower Resources Group, Inc. (DE)

      26.   Headland-Pacific Palisades, LLC (CA)

      27. Headland Properties Associates (CA) - 99% is owned by Metropolitan Life Insurance Company and 1% is owned by Headland-Pacific Palisades, LLC.

      28.   WFP 1000 Holding Company GP, LLC (DE)

      29.   White Oak Royalty Company (OK)

      30.   500 Grant Street GP LLC (DE)

      31. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      32. MetLife Mall Ventures Limited Partnership (DE) - 99% LP interest of MetLife Mall Ventures Limited Partnership is owned by MLIC and 1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

            a) HMS Master Limited Partnership (DE) - 60% LP interest of HMS Master Limited Partnership is owned by MetLife Mall Ventures Limited Partnership. A 40% LP interest is owned by a third party. Metropolitan Tower Realty Company, Inc. is the GP.

                 i)   HMS Southpark Residential LLC (DE)


      33.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Associates LLC (DE)

      34.   Euro CL Investments, LLC (DE)

      35.   MEX DF Properties, LLC (DE)

      36. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      37.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (United Kingdom)

      38.   Housing Fund Manager, LLC (DE)

            a) MTC Fund I, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      39.   MLIC Asset Holdings LLC (DE)

      40.   85 Broad Street Mezzanine LLC (DE)

            a)   85 Broad Street LLC (DE)

      41.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth LLC (DE)

      42.   ML Bridgeside Apartments LLC (DE)

      43. Para-Met Plaza Associates (FL)- 75% of the General Partnership is held by Metropolitan Life Insurance Company and 25% of the General Partnership is held by Metropolitan Tower Realty Company, Inc.

      44.   MLIC CB Holdings LLC (DE)

      45. Met II Office Mezzanine LLC, (FL) - 10.4167% of the membership interest is owned by Metropolitan Tower Life Insurance Company and 89.5833% is owned by Metropolitan Life Insurance Company.

            a)   Met II Office LLC (FL)

      46.   The Worthington Series Trust (DE)

      47. MetLife CC Member, LLC (DE) - 63.415% of MetLife CC Member, LLC is held by Metropolitan Life Insurance Company, 17.073% by MetLife Investors USA Insurance Company, 14.634% by MetLife Insurance Company of Connecticut and 4.878% by General American Life Insurance Company.

      48.   Oconee Hotel Company, LLC (DE)

      49.   Oconee Land Company, LLC (DE)

            a)  Oconee Land Development Company, LLC (DE)

            b)  Oconee Golf Company, LLC (DE)

            c)  Oconee Marina Company, LLC (DE)

      50.   1201 TAB Manager, LLC (DE)

      51. MetLife 1201 TAB Member, LLC (DE) - 69.66% of MetLife 1201 TAB Member, LLC is owned by Metropolitan Life Insurance Company, 12.07% is owned by MetLife Investors USA Insurance Company, 15.17% is owned by MetLife Insurance Company of Connecticut and 3.1% is owned by Metropolitan Property and Casualty Insurance Company.

            a) 1201 TAB Owner, LLC (DE) - 50% of 1201 TAB Owner, LLC is owned by Metlife 1201 TAB Member, LLC and the remainder is owned by a third party. Metlife 1201 TAB Manager, LLC is the manager of 1201 TAB Owner, LLC.

      52. MetLife LHH Member, LLC (DE) - 69.23% of MetLife LHH Member, LLC is owned by Metropolitan Life Insurance Company, 19.78% is owned by MetLife Investors USA Insurance Company and 10.99% is owned by New England Life Insurance Company.

      53.   Ashton Southend GP, LLC (DE)

      54. Tremont Partners, LP (DE) - 99.9% LP interest of Tremont Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Ashton Southend GP, LLC.

      55. Riverway Residential, LP (DE) - 99.9% LP interest of Riverway Residential, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      56. 10420 McKinley Partners, LP (DE) - 99.9% LP interest of 10420 McKinley Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      57.   Ardrey Kell Townhomes, LLC (DE)

      58.   Boulevard Residential, LLC (DE)

      59.   465 N. Park Drive, LLC (DE)

      60.   Ashton Judiciary Square, LLC (DE)

      61. Sandpiper Cove Associates, LLC (DE) - 90.59% membership interest of Sandpiper Cove Associates, LLC is owned by MLIC and 9.41% is owned by Metropolitan Tower Realty Company.

      62. 1900 McKinney Properties, LP (DE) - 99.9% LP interest of 1900 McKinney Properties, LP is owned by MLIC and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      63.   Marketplace Residences, LLC (DE)

      64.   ML Swan Mezz, LLC (DE)

            a)    ML Swan GP, LLC (DE)

      65.   ML Dolphin Mezz, LLC (DE)

            a)    ML Dolphin GP, LLC (DE)

      66.   Haskell East Village, LLC (DE)

      67. MetLife Cabo Hilton Member, LLC (DE) - 54.129% of MetLife Cabo Hilton Member, LLC is owned by MLIC, 16.9% by General American Life Insurance Company, 16.9% by MetLife Investors USA Insurance Company and 12.071% by MetLife Insurance Company of Connecticut.

      68.   ML Terraces, LLC (DE)

      69.   Chestnut Flats Wind, LLC (DE)

      70.   MetLife 425 MKT Member, LLC (DE)

            a) 425 MKT, LLC (DE) - 52.5% of 425 MKT, LLC is owned by MetLife 425 MKT Member, LLC and 47.5% is owned by a third party. MetLife 425 MKT Member, LLC is the managing member of 425 MKT, LLC.

                 i) 425 MKT REIT, LLC (DE) - 99.9% of 425 MKT REIT, LLC is owned by 425 MKT, LLC and the remaining 0.1% by third parties.

      71.   MetLife OFC Member, LLC (DE)

            a) OFC Boston, LLC (DE) - 52.5% of OFC Boston, LLC is owned by MetLife OFC Member, LLC and 47.5% is owned by a third party.

                 i) OFC REIT, LLC (DE) - 99.9% of OFC REIT, LLC is owned by OFC Boston and the remaining 0.1% is owned by third parties.

                      1)   Dewey Square Tower Associates, LLC (MA)

      72. MetLife THR Investor, LLC (DE) - 85% of MetLife THR Investor, LLC is owned by MLIC and 15% is owned by MICC.

      73. ML Southmore, LLC (DE) - 75.12% of ML Southmore, LLC is owned by MLIC and 24.88% is owned by MICC.

      74. ML - AI MetLife Member 1, LLC (DE) - 83.675% of the membership interest is owned by MLIC, 5.762% by MICC, 5.762% by MLI USA and 4.801% by Metropolitan Property and Casualty Insurance Company.

            a) ML - AI Venture 1, LLC (DE) - 51% of ML-AI Venture 1, LLC is owned by ML-AI MetLife Member 1, LLC and 49% is owned by a third party. MetLife Investment Management, LLC is the asset manager.

                 i)   ML-AI 125 Wacker, LLC (DE)

      75.   MetLife CB W/A, LLC (DE)

      76. MetLife Camino Ramon Member, LLC (DE) - 78.6% of MetLife Camino Ramon Member, LLC is owned by MLIC and 21.4% is owned by MICC.

      77.   10700 Wilshire, LLC (DE)

      78.   Viridian Miracle Mile, LLC (DE)

      79.   MetLife Canada Solar ULC (Canada)

      80. MetLife 555 12th Member, LLC (DE) - MetLife 555 12th Member, LLC is owned at 69.4% by MLIC, 20.2% by MICC, 5.4% by GALIC and 5% by MLI USA.

            a) 555 12th, LLC (DE) - 52.5% of 555 12th, LLC is owned by MetLife 555 12th Member, LLC and the remainder by a third party.

                 i)   555 12 REIT, LLC (DE)

O.    MetLife Capital Trust IV (DE)

P. MetLife Insurance Company of Connecticut ("MICC") (CT) - 86.72% is owned by MetLife, Inc. and 13.28% by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MICC and 33% is owned by third party.

      3.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      4.    MetLife Canadian Property Ventures LLC (NY)

      5.    Euro TI Investments LLC (DE)

      6.    Greenwich Street Investments, L.L.C. (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      7. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MICC.

      8.    MetLife USA Assignment Company (CT)

      9.    TIC European Real Estate LP, LLC (DE)

      10.   MetLife European Holdings, LLC (DE)

      11.   Travelers International Investments Ltd. (Cayman Islands)

      12.   Euro TL Investments LLC (DE)

      13.   Corrigan TLP LLC (DE)

      14.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

      15. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MICC and Metropolitan Life Insurance Company.

      16.   MetLife Investors USA Insurance Company ("MLI USA") (DE)

            a)    MetLife Renewables Holding, LLC (DE)

                  i)    Greater Sandhill I, LLC (DE)

      17.   TLA Holdings II LLC (DE)

      18.   TLA Holdings III LLC (DE)

      19. MetLife Greenstone Southeast Venture, LLC (DE) - 95% of MetLife Greenstone Southeast Venture, LLC is owned by MICC and 5% is owned by Metropolitan Connecticut Properties Ventures, LLC.

            a)    MLGP Lakeside, LLC (DE)

      20. Sino-US United MetLife Insurance Co., Ltd. (China) - Sino-US United MetLife Insurance Co., Ltd. is owned at 27.8% by MICC, 22.2% by MLIC and 50% by a third party.

Q.    MetLife Reinsurance Company of South Carolina (SC)

R.    MetLife Investment Management, LLC (DE)

      1.   MetLife Alternatives GP, LLC (DE)

           a) MetLife International PE Fund I, LP (Cayman Islands) - 92.593% of the Limited Partnership interests of this entity is owned by MetLife Alico Life Insurance K.K., 4.115% is owned by MetLife Mexico S.A., 2.716% is owned by MetLife Limited (Hong Kong) and the remaining 0.576% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           b)   MetLife International PE Fund II, LP (Cayman Islands)

           c) MetLife International HF Partners, LP (Cayman Islands) - The General Partnership Interests of MetLife International HF Partners, LP is held by MetLife Alternatives GP, LLC; 91.49% of the Limited Partnership Interests is owned by MetLife Alico Life Insurance K.K. and 8.51% is owned by MetLife Insurance Company of Korea Limited.

      2.   MetLife Loan Asset Management LLC (DE)

      3.   MetLife Core Property Fund GP, LLC (DE)

           a) MetLife Core Property Fund, LP (DE) - MetLife Core Property Fund GP, LLC is the general partner of MetLife Core Property Fund, LP (the "Fund"). A substantial majority of the limited partnership interests in the Fund are held by third parties. The following affiliates hold a minority share of the limited partnership interests in the Fund: Metropolitan Life Insurance Company owns 23.7%, General American Life Insurance Company owns 0.1% and MetLife Insurance Company of Connecticut owns 0.2%.

                i)   MetLife Core Property REIT, LLC (DE)

                     aa) MetLife Core Property Holdings, LLC (DE) - MetLife Core Property Holdings, LLC holds the following single-property limited liability companies: MCP 7 Riverway, LLC; MCP SoCal Industrial-Redondo, LLC; MCP SoCal Industrial-Springdale, LLC; MCP SoCal Industrial-Concourse, LLC; MCP SoCal Industrial-Kellwood, LLC; MCP SoCal Industrial-Bernado, LLC; MCP SoCal Industrial-Canyon, LLC; MCP SoCal Industrial-Anaheim, LLC; MCP SoCal Industrial-LAX, LLC; MCP SoCal Industrial-Fullerton, LLC; MCP SoCal Industrial-Ontario, LLC; MCP SoCal Industrial-Loker, LLC; MCP Paragon Point, LLC; MCP 4600 South Syracuse, LLC; MCP The Palms Doral, LLC; MCP Waterford Atrium, LLC; MCP EnV Chicago, LLC; MCP 100 Congress, LLC; MCP 1900 McKinney, LLC; MCP 550 West Washington, LLC; MCP Main Street Village, LLC; MCP Lodge At Lakecrest, LLC; MCP Ashton South End, LLC and MCP 3040 Port Oak, LLC

S.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

T.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a)    MetLife Services East Private Limited (India)

           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.

U.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

V.    MetLife Capital Trust X (DE)

W.    Cova Life Management Company (DE)

X.    MetLife Reinsurance Company of Charleston (SC)

Y.    MetLife Reinsurance Company of Vermont (VT)

Z.    Delaware American Life Insurance Company (DE)

AA.   Federal Flood Certification LLC (TX)

AB.   American Life Insurance Company (ALICO) (DE)

      1.    MetLife ALICO Life Insurance K.K. (Japan)

               a)  Communication One Kabushiki Kaisha (Japan)

               b)  Financial Learning Kabushiki Kaisha (Japan)

      2.    MetLife Global Holding Company I GmbH (Swiss I) (Switzerland)

               a)  MetLife Global Holding Company II GmbH (Swiss II)
                   (Switzerland)

                   i) MetLife Emeklilik ve Hayat A.S. (Turkey) - 99.98% of MetLife Emeklilik ve Hayat A.S. is owned by Metlife Global Holding Company II GmbH (Swiss II) and the remainder by third parties.

                   ii) ALICO European Holdings Limited (Ireland)

                       aa) ZAO Master D (Russia)

                           1) Closed Joint Stock Company MetLife Insurance
                              Company (Russia) - 51% of Closed Joint Stock
                              Company MetLife Insurance Company is owned by ZAO Master D and 49% is owned by MetLife Global Holding Company II GmbH.

                   iii) MetLife EU Holding Company Limited (Ireland)

                       aa) MetLife Europe Limited (Ireland) - 93% of MetLife
                           Europe Limited is owned by MetLife EU Holding Company Limited and 7% is owned by ALICO.

                           1. MetLife Pension Trustees Limited (United Kingdom)

                       bb) Agenvita S.r.l. (Italy)

                       cc) MetLife Europe Insurance Limited (Ireland)- 93% of
                           MetLife Europe Insurance Limited is owned by MetLife EU Holding Company Limited and 7% is owned by ALICO.

                       dd) MetLife Europe Services Limited (Ireland)

                       ee) MetLife Insurance Limited (United Kingdom)

                       ff) MetLife Limited (United Kingdom)

                       gg) MetLife Services, Sociedad Limitada (Spain)

                       hh) MetLife Insurance S.A./NV (Belgium) - 99.999% of
                           MetLife Insurance S.A./NV is owned by MetLife EU Holding Company Limited and 0.001% is owned by Natilportem Holdings, Inc.

                       ii) MetLife Solutions S.A.S. (France)

                       jj) Metlife Biztosito Zrt. (Hungary)

                           1) First American-Hungarian Insurance Agency Limited
                              (Hungary)

                       kk) Metropolitan Life Asigurari S.A. (Romania) -
                           99.9982018% of Metropolitan Life Asigurari S.A. is owned by MetLife EU Holding Company Limited and the remaining 0.0017982% is owned by International Technical and Advisory Services Limited.

                           1) ALICO Societate de Administrare a unui Fond de
                              Pensii Administrat Privat S.A. (Romania) -
                              99.9836% of ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by Metropolitan Life Asigurari S.A. and 0.0164% is owned by MetLife Services Sp z.o.o.

                           2) Metropolitan Training and Consulting S.R.L.
                              (Romania)

                           3) APF Societate de Administrare a Fondurilor De
                              Pensii Facultative (APF) (Romania) - 99.99% of APF is owned by Metropolitan Life Asigurari S.A. and 0.01% is owned by ITAS.

                       ll) MetLife AMSLICO poist'ovna, a.s. (Slovakia)

                           1) ALICO Services Central Europe s.r.o. (Slovakia)

                           2) ALICO Funds Central Europe sprav. spol., a.s.
                              (Slovakia)

                       mm) MetLife pojist'ovna a.s. (Czech Republic)

                       nn) MetLife Towarzystwo Ubiezpieczen na Zycie I
                           Reasekuracji S.A. (Poland)

                           a) MetLife Services Sp z.o.o. (Poland)

                           b) MetLife Towartzystwo Funduszy Inwestycyjnych,
                              S.A. (Poland)

                           c) AMPLICO Powszechne Towartzystwo Emerytalne S.A.
                              (Poland) - 50% of AMPLICO Powszechne Towarzystwo Emerytalne S.A. is owned by MetLife Towarzystwo Ubiezpieczen na Zycie I Reasekuracji S.A. and the remaining 50% is owned by MetLife EU Holding Company Limited.

                       oo) MetLife Holdings (Cyprus) Limited (Cyprus)

                           a) American Life Insurance Company (Cyprus) Limited
                              (Cyprus)

                       pp) ALICO Bulgaria Zhivotozastrahovatelno Druzhestvo EAD
                           (Bulgaria)

                       qq) MetLife Alico Life Insurance Company S.A. (Greece)

                           a) ALICO Mutual Fund Management Company (Greece) -
                              90% of ALICO Mutual Fund Management Company is owned by MetLife Alico Life Insurance Company S.A. (Greece) and the remaining interests are owned by third parties.

      3. Pharaonic American Life Insurance Company (Egypt) - 84.125% of Pharaonic American Life Insurance Company is owned by ALICO and the remaining interests are owned by third parties.

      4. American Life Insurance Company (Pakistan) Ltd. (Pakistan) - 81.96% of American Life Insurance Company (Pakistan) Ltd. is owned by ALICO and the remaining interests are owned by third parties.

      5.    International Investment Holding Company Limited (Russia)

      6. MetLife Akcionarsko Drustvo za Zivotno Osiguranje (Serbia) - 99.98% of MetLife Akcionarska Drustvoza za Zivotno Osiguranje is owned by ALICO and the remaining 0.02% is owned by ITAS.

      7.    ALICO Management Services Limited (United Kingdom)

      8. ALICO Trustees U.K. Ltd. (United Kingdom) - 50% of ALICO Trustees U.K. Ltd. is owned by ALICO and the remaining interest is owned by ITAS.

      9. PJSC MetLife (Ukraine) - 99.9988% of PJSC ALICO Ukraine is owned by ALICO 0.0006% is owned by ITAS and the remaining 0.0006% is owned by Borderland Investment Limited.

      10.   Borderland Investment Limited (USA-Delaware)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      11. International Technical and Advisory Services Limited ("ITAS") (USA-Delaware)

      12.   ALICO Operations Inc. (USA-Delaware)

            a)    MetLife Asset Management Corp. (Japan)

      13. MetLife Colombia Seguros de Vida S.A. (Colombia) - 94.9899823% of MetLife Colombia Seguros de Vida S.A. is owned by ALICO, 5.0100106% is owned by ITAS and the remaining interests are owned by third parties.

      14. MetLife Mas, S.A. de C.V. (Mexico) - 99.9997546% of MetLife Mas, SA de CV is owned by ALICO and 0.0002454% is owned by ITAS.

      15. MetLife Seguros S.A. (Uruguay) - 74.9187% of MetLife Seguros S.A. is owned by ALICO, 25.0798% by MetLife, Inc. and 0.0015% by a third party (Oscar Schmidt).

      16. ALICO Properties, Inc. (USA-Delaware) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by third parties.

            a)    Global Properties, Inc. (USA-Delaware)

      17.   Alpha Properties, Inc. (USA-Delaware)

      18.   Beta Properties, Inc. (USA-Delaware)

      19.   Delta Properties Japan, Inc. (USA-Delaware)

      20.   Epsilon Properties Japan, Inc. (USA-Delaware)

      21.   Iris Properties, Inc. (USA-Delaware)

      22.   Kappa Properties Japan, Inc. (USA-Delaware)

AC.   MetLife Global Benefits, Ltd. (Cayman Islands)

AD. Inversiones Metlife Holdco Dos Limitada (Chile) - 99.999338695% of Inversiones MetLife Holdco Dos Limitada is owned by MetLife, Inc., 0.00065469% is owned by MetLife International Holdings, Inc. and 0.000006613% is owned by Natiloportem.

AE.   MetLife Consumer Services, Inc. (DE)

AF.   MetLife Reinsurance Company of Delaware (DE)

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

4) MetLife Services EEIG is a cost-sharing mechanism used in the EU for EU-affiliated members.

ITEM 27. NUMBER OF CONTRACT OWNERS


As of September 30, 2014, there were 407,520 owners of qualified contracts and 182,116 owners of non-qualified contracts offered by the Registrant (MetLife Investors USA Separate Account A).

ITEM 28. INDEMNIFICATION


    As described in their respective governing documents, MetLife, Inc.(the ultimate parent of the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter")) and the Depositor, each of which is incorporated in the state of Delaware, shall indemnify any person who is made or is threatened to be made a party to any civil or criminal suit, or any administrative or investigative proceeding, by reason of that person's service as a director, officer, or agent of the respective company, under certain circumstances, against liabilities and expenses incurred by such person (except, with respect to the Depositor, as described below regarding MetLife Employees).


    As described in its governing documents, the Underwriter, which is incorporated in the state of Missouri, may indemnify, under certain circumstances, any person who is made a party to any civil or criminal suit, or made a subject of any administrative or investigative proceeding by reason of the fact that he is or was a director, officer, or agent of the Underwriter. The Underwriter also has such other and further powers of indemnification as are not inconsistent with the laws of Missouri.


    MetLife, Inc. also has adopted a policy to indemnify employees ("MetLife Employees") of MetLife, Inc. or its affiliates ("MetLife"), including any MetLife Employees serving as directors or officers of the Depositor or the Underwriter. Under the policy, MetLife, Inc. will, under certain circumstances, indemnify MetLife Employees for losses and expenses incurred in connection with legal actions threatened or brought against them as a result of their service to MetLife. The policy excludes MetLife directors and others who are not MetLife Employees, whose rights to indemnification, if any, are as described in the charter, bylaws or other arrangement of the relevant company.

    MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy under which the Registrant, the Depositor and the Underwriter, as well as certain other subsidiaries of MetLife, are covered. MetLife, Inc. also has secured a Financial Institutions Bond.


    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS


  (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):




Met Investors Series Trust
MetLife Investors USA Variable Life Account A
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Life Account One
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account II
MetLife of CT Separate Account Eleven for Variable Annuities
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund
Metropolitan Tower Life Separate Account One
Metropolitan Tower Life Separate Account Two
New England Life Retirement Investment Account
New England Variable Annuity Fund I
New England Variable Annuity Separate Account
New England Variable Life Separate Account
Separate Account No. 13S


  (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 1095 Avenue of the Americas, New York, NY 10036.



NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------    --------------------------------------

Elizabeth M. Forget                    Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277


NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------    --------------------------------------

Paul A. LaPiana                        Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Gerard J. Nigro                        Director and Senior Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lance Carlson                          President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Kieran R. Mullins                      Executive Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Barbara A. Dare                        Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

John P. Kyne, III                      Vice President and Chief Compliance Officer
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Donald Leintz                          Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

John G. Martinez                       Vice President and Chief Financial Officer
18210 Crane Nest Drive
Tampa, FL 33647

Tyla L. Reynolds                       Vice President and Secretary
600 North King Street
Wilmington, DE 19801

Marlene B. Debel                       Treasurer
1095 Avenue of the Americas
New York, NY 10036


  (c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:



                   (1)                            (2)               (3)             (4)            (5)
                                            NET UNDERWRITING
                                             DISCOUNTS AND      COMPENSATION     BROKERAGE        OTHER
NAME OF PRINCIPAL UNDERWRITER                 COMMISSIONS      ON REDEMPTION    COMMISSIONS    COMPENSATION
-----------------------------              -----------------  ---------------  -------------  -------------

 MetLife Investors Distribution Company      $456,083,088          $0              $0             $0


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS


    The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:


    (a) Registrant


    (b) MetLife Annuity Operations, 4700 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266


    (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA
02110


    (d) MetLife Investors Distribution Company, 1095 Avenue of the Americas, New York, NY 10036

    (e) MetLife Insurance Company USA, 11225 North Community House Road, Charlotte, NC 28277


    (f) MetLife, 18210 Crane Nest Drive, Tampa, FL 33647


    (g) MetLife, One Financial Center, Boston, MA 02111


    (h) MetLife, 200 Park Avenue, New York, NY 10166


ITEM 31. MANAGEMENT SERVICES


    Not Applicable.


ITEM 32. UNDERTAKINGS


    a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.


    b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.


    c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.


                                REPRESENTATIONS


    MetLife Insurance Company USA ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


    The Company hereby represents that it is relying upon the Securities and Exchange Commission No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:


    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;


    2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;


    3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;


    4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES


    As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has caused this Registration Statement to be signed on its behalf, in the city of Charlotte, and the state of North Carolina, on the 14th day of November, 2014.



   METLIFE INVESTORS USA SEPARATE ACCOUNT A
   (Registrant)

   By:   METLIFE INSURANCE COMPANY USA

   By:   /s/ Elizabeth M. Forget
         ----------------------------------------
         Elizabeth M. Forget
         Senior Vice President

   By:   METLIFE INSURANCE COMPANY USA
          (Depositor)

   By:   /s/ Elizabeth M. Forget
         ----------------------------------------
         Elizabeth M. Forget
         Senior Vice President

    As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 14, 2014.


      /s/ Eric T. Steigerwalt*           Director, Chairman of the Board, President and Chief
      --------------------------------   Executive Officer
      Eric T. Steigerwalt

      /s/ Anant Bhalla*                  Senior Vice President and Chief Finanical Officer
      --------------------------------
      Anant Bhalla

      /s/ Peter M. Carlson*              Executive Vice President and Chief Accounting Officer
      --------------------------------
      Peter M. Carlson

      /s/ Elizabeth M. Forget*           Director and Senior Vice President
      --------------------------------
      Elizabeth M. Forget

      /s/ Gene L. Lunman*                Director and Senior Vice President
      --------------------------------
      Gene L. Lunman



      *By:   /s/ Michele H. Abate
             --------------------------------
             Michele H. Abate, Attorney-In-Fact
             November 14, 2014

* MetLife Insurance Company USA. Executed by Michele H. Abate, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                               INDEX TO EXHIBITS


1(ii) Resolutions of the Board of Directors of MetLife Investors USA Insurance Company (including Agreement and Plan of Merger attached as Exhibit B to the resolutions)

1(iii) Resolutions of the Board of Directors of MetLife Insurance Company of Connecticut authorizing the acceptance of the Separate Account

3(i)(b)   Amendment to Distribution and Principal Underwriting Agreement

4(xlvii)  Merger Endorsement

4(xlviii) Non-qualified Annuity Endorsement

6(i) Copy of Certificate of Incorporation of the Company and Certificate of Amendment

6(ii)     Copy of By-Laws of the Company

8(i)(d)   Amendment to Participation Agreement with Met Investors Series Trust

9         Opinion of Counsel

10 Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)

13        Powers of Attorney